Form 20-F
period 2020-12-31
KE Holdings Inc.
filed 2021-04-06
CIK 1809587

l

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2020.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report  . . . . . . . . . . . . . . . . . . .

For the transition period from   to

Commission file number: 001-39436

KE Holdings Inc.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

+86 10 5810 4689

(Address of principal executive offices)

XU Tao, Chief Financial Officer

Telephone: +86 10 5810 4689

Email: ir@ke.com

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American depositary shares (one American depositary share representing three class A ordinary shares, par value US$0.00002 per share)	BEKE	New York Stock Exchange
Class A ordinary shares, par value US$0.00002 per share*		New York Stock Exchange
*	Not for trading, but only in connection with the listing on the New York Stock Exchange, or the NYSE, of American depositary shares.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2020, there were 3,552,268,135 ordinary shares outstanding, being the sum of 2,666,966,855 class A ordinary shares and 885,301,280 class B ordinary shares, par value US$0.00002 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ◻ Yes ⌧ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ◻ Yes ⌧ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ⌧ Yes ◻ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ⌧ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ◻	Accelerated filer ◻	Non-accelerated filer ⌧	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ◻Yes ◻ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ◻ Yes ⌧ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ⌧	International Financial Reporting Standards as issued by the International Accounting Standards Board ◻	Other ◻

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ◻ Item 17 ◻ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ⌧ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ◻ Yes ◻ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

•	“ADRs” are to the American depositary receipts that may evidence the ADSs;
•	“ADSs” are to the American depositary shares, each of which represents three class A ordinary shares;
•	“BVI” are to the British Virgin Islands;
•

“Beike,” “we,” “us,” “our company” and “our” are to KE Holdings Inc., our Cayman Islands holding company and its subsidiaries, its consolidated variable interest entities and the subsidiaries of the consolidated variable interest entities;

•	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
•	“class A ordinary shares” are to our class A ordinary shares, par value US$0.00002 per share;
•	“class B ordinary shares” are to our class B ordinary shares, par value US$0.00002 per share;
•

“GTV” of our platform, for a given period, are to gross transaction value, which is calculated as the total value of all transactions we facilitated on our platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing at the end of period.

•

“mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed our platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed our platform through our Weixin mini programs at least once during a month. The number of our mobile MAU is calculated using internal company data that have not been independently verified, and we treat each mobile app account and Weixin user account as a separate user for the purpose of calculating mobile MAU, although some individuals may use more than one accounts, may share the same account with other individuals, and/or may use both our mobile apps and Weixin mini programs to access our platform. Average mobile MAU is calculated as the arithmetic average of the mobile MAU during the applicable period;

•	“ordinary shares” are to our class A and class B ordinary shares, par value US$0.00002 per share;
•	“our VIEs” are to Beijing Lianjia Real Estate Brokerage Co., Ltd., Tianjin Xiaowu Information & Technology Co., Ltd., and Beijing Yiju Taihe Technology Co., Ltd.;
•	“our WFOEs” are to Beike Jinke (Tianjin) Technology Co., Ltd., Beike (Tianjin) Investment Co., Ltd., Beike (China) Investment Holdings Limited and Jinbei (Tianjin) Technology Co., Ltd.;
•	“RMB” and “Renminbi” are to the legal currency of China;
•	“SaaS” are to software-as-a-services;
•	“Tencent” are to Tencent Holdings Limited and its subsidiaries; and
•	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States.

When we calculate agents on our platform, we refer to agents who are affiliated with the real estate brokerage stores and subject to our Agent Cooperation Network, or ACN, rules.

In China, real estate brokerage refers to the activities of providing intermediary or agency services in connection with housing transactions by brokerage firms and agents, wherein brokerage firms and agents are allowed to collect commissions from either or both of buy side and sell side as long as the payment arrangement is prescribed in the brokerage service agreements.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. The forward-looking statements are contained principally in the sections entitled “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects.” Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;
•	our future business development, financial condition and results of operations;
•	expected changes in our revenues, costs or expenditures;
•	our ability to empower services and facilitate transactions on our platform;
•	competition in our industry;
•	relevant government policies and regulations relating to our industry;
•	our ability to protect our systems and infrastructures from cyber-attacks;
•	our dependence on the integrity of brokerage brands, stores and agents on our platform;
•	general economic and business conditions in China and globally; and
•	assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations and our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Item 3. Key Information—D. Risk Factors,” “Item 4. Information on the Company—B. Business Overview” and “Item 5. Operating and Financial Review and Prospects” and other sections in this annual report. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report, of which this annual report is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

PART I

Item 1.       Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2.       Offer Statistics and Expected Timetable

Not applicable.

Item 3.       Key Information

A.	Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2018, 2019 and 2020, selected consolidated balance sheet data as of December 31, 2019 and 2020, and selected consolidated cash flow data for the years ended December 31, 2018, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of operations for the year ended December 31, 2017, selected consolidated balance sheet data as of December 31, 2017 and 2018, and selected consolidated cash flow data for the year ended December 31, 2017 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	18,461,231	20,154,642	24,568,508	30,564,584	4,684,227
New home transaction services	6,419,251	7,471,924	20,273,860	37,937,886	5,814,235
Emerging and other services	625,216	1,019,933	1,172,538	1,978,508	303,220
Total net revenues	25,505,698	28,646,499	46,014,906	70,480,978	10,801,682
Cost of revenues(1):
Commission — split	(933,162)	(1,393,167)	(11,154,698)	(24,847,023)	(3,807,972)
Commission and compensation — internal	(15,663,301)	(15,767,582)	(19,444,127)	(23,324,145)	(3,574,582)
Cost related to stores	(3,543,781)	(3,400,545)	(3,078,672)	(3,206,601)	(491,433)
Others	(597,397)	(1,215,229)	(1,069,365)	(2,243,352)	(343,809)
Gross profit	4,768,057	6,869,976	11,268,044	16,859,857	2,583,886
Sales and marketing expenses(1)	(998,575)	(2,489,692)	(3,105,899)	(3,715,278)	(569,391)
General and administrative expenses(1)	(4,281,571)	(4,927,367)	(8,376,531)	(7,588,809)	(1,163,037)
Research and development expenses(1)	(251,802)	(670,922)	(1,571,154)	(2,477,911)	(379,756)
Others	625,553	718,940	509,776	1,309,260	200,653
Income (loss) before income tax benefit (expense)	(138,338)	(499,065)	(1,275,764)	4,387,119	672,355
Income tax benefit (expense)	(399,283)	71,384	(904,363)	(1,608,796)	(246,558)
Net income (loss)	(537,621)	(427,681)	(2,180,127)	2,778,323	425,797
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,345,194,322	1,362,565,880	1,378,235,522	2,226,264,859	2,226,264,859
—Diluted	1,345,194,322	1,362,565,880	1,378,235,522	2,267,330,891	2,267,330,891
Net income (loss) per share attributable to ordinary shareholders
— Basic	(1.07)	(1.75)	(2.94)	0.32	0.05
— Diluted	(1.07)	(1.75)	(2.94)	0.32	0.05

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	—	—	—	511,637	78,412
Sales and marketing expenses	—	—	—	77,574	11,889
General and administrative expenses	475,783	382,196	2,955,590	1,131,335	173,385
Research and development expenses	—	—	—	532,043	81,539
Total	475,783	382,196	2,955,590	2,252,589	345,225

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated Balance Sheet Data
Cash and cash equivalents	5,236,100	9,115,649	24,319,332	40,969,979	6,278,924
Total current assets	24,067,931	27,374,784	51,912,486	87,539,101	13,415,954
Total non-current assets	7,512,004	11,491,480	15,352,826	16,756,435	2,568,036
Total assets	31,579,935	38,866,264	67,265,312	104,295,536	15,983,990
Total current liabilities	16,047,286	20,572,881	27,797,675	33,633,346	5,154,536
Total non-current liabilities	3,095,864	3,434,843	7,932,045	3,869,674	593,053
Total liabilities	19,143,150	24,007,724	35,729,720	37,503,020	5,747,589

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(6,456,226)	3,216,797	112,626	9,361,949	1,434,781
Net cash provided by (used in) investing activities	(2,783,562)	2,609,149	(3,873,722)	(14,977,618)	(2,295,420)
Net cash provided by (used in) financing activities	9,576,284	(1,282,408)	23,026,396	25,406,250	3,893,678
Effect of exchange rate change on cash, cash equivalents and restricted cash	(330)	416	(94,922)	(2,183,682)	(334,664)
Net increase in cash, cash equivalents and restricted cash	336,166	4,543,954	19,170,378	17,606,899	2,698,375
Cash, cash equivalents and restricted cash at the beginning of the period	7,880,078	8,216,244	12,760,198	31,930,576	4,893,575
Cash, cash equivalents and restricted cash at the end of the period	8,216,244	12,760,198	31,930,576	49,537,475	7,591,950

Contribution Margin and Non-GAAP Metrics

We also review contribution margin to measure segment profitability and adjusted net income (loss) and adjusted EBITDA, two non-GAAP measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Contribution margin

The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	5,635,332	7,731,846	9,554,244	12,499,133	1,915,576
Contribution margin (existing home transaction services)	30.5%	38.4%	38.9%	40.9%	40.9%
Contribution (new home transaction services)	2,866,263	3,027,822	4,918,700	8,149,925	1,249,030
Contribution margin (new home transaction services)	44.7%	40.5%	24.3%	21.5%	21.5%
Contribution (emerging and other services)	407,640	726,082	943,137	1,660,752	254,522
Contribution margin (emerging and other services)	65.2%	71.2%	80.4%	83.9%	83.9%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, and split commission to connected agents and other sales channels for such services. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	18,461,231	20,154,642	24,568,508	30,564,584	4,684,227
Less: Commission and compensation	(12,825,899)	(12,422,796)	(15,014,264)	(18,065,451)	(2,768,651)
Contribution	5,635,332	7,731,846	9,554,244	12,499,133	1,915,576
New home transaction services
Net revenues	6,419,251	7,471,924	20,273,860	37,937,886	5,814,235
Less: Commission and compensation	(3,552,988)	(4,444,102)	(15,355,160)	(29,787,961)	(4,565,205)
Contribution	2,866,263	3,027,822	4,918,700	8,149,925	1,249,030
Emerging and other services
Net revenues	625,216	1,019,933	1,172,538	1,978,508	303,220
Less: Commission and compensation	(217,576)	(293,851)	(229,401)	(317,756)	(48,698)
Contribution	407,640	726,082	943,137	1,660,752	254,522

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, and emerging and other services. The costs and expenses related to the platform infrastructure built-up and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

Adjusted net income (loss) and adjusted EBITDA

In addition to net income (loss), we use adjusted net income (loss) and adjusted EBITDA to evaluate our business. We have included these non-GAAP financial measures because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

We define adjusted net income (loss) as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) impairment of investments, and (vi) the tax effects on the above adjustments. We expand our business through acquisitions along the value chain of housing transactions, including the acquisition of Nanchang Zhonghuan Hulian Information Co., Ltd., or Zhonghuan, in 2019, a regional real estate brokerage firm. We also entered into a business cooperation agreement with Tencent in 2018, which grants us the access to its advertising resources and allows us to use Tencent's cloud services. Amortization of intangible assets arising from these acquisitions and the business cooperation agreement with Tencent is excluded as item (ii) above when adjusted net income (loss) is calculated.

We define adjusted EBITDA as net income (loss), excluding (i) interest income, net, (ii) income tax expenses (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, (vi) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (vii) impairment of goodwill and intangible assets, and (viii) impairment of investments.

Investors should note that some adjustment expenses are related to assets that contribute to revenue generation.

The following table presents a reconciliation of net income (loss) to adjusted net income and adjusted EBITDA for each of the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net income (loss)	(537,621)	(427,681)	(2,180,127)	2,778,323	425,797
Add (less):
Share-based compensation expenses	475,783	382,196	2,955,590	2,252,589	345,225
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	133,481	127,825	450,413	604,806	92,691
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	4,015	52,801	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	—	—	236,050	36,176
Impairment of investments	—	—	—	26,650	4,084
Tax effects on non-GAAP adjustments(1)	(5,003)	(4,339)	1,705	(3,599)	(552)
Adjusted net income	70,655	130,802	1,656,003	5,719,704	876,583
Net income (loss)	(537,621)	(427,681)	(2,180,127)	2,778,323	425,797
Add (less):
Interest income, net	(81,171)	(121,374)	(230,339)	(163,600)	(25,073)
Income tax expenses (benefit)	399,283	(71,384)	904,363	1,608,796	246,558
Depreciation of property and equipment	674,202	653,376	561,995	552,798	84,720
Amortization of intangible assets	137,001	138,918	477,323	621,174	95,199
Share-based compensation expenses	475,783	382,196	2,955,590	2,252,589	345,225
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	4,015	52,801	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	—	—	236,050	36,176
Impairment of investments	—	—	—	26,650	4,084
Adjusted EBITDA	1,071,492	606,852	2,917,227	7,737,665	1,185,848

Note:

(1) Tax effects on non-GAAP adjustments primarily consist of tax effects relating to the amortization of intangible assets resulting from acquisitions.

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Risks Related to Our Business and Industry

Our business is susceptible to fluctuations in China’s residential real estate market and is subject to government regulations.

Our business depends substantially on the general market conditions of China’s residential real estate market, where we primarily conduct our business. The demand for residential real estate in China has grown steadily in recent years, but such growth is often coupled with volatility and fluctuations in housing transaction volume and prices. Fluctuations of China’s residential real estate market are caused by economic, social, political and other factors outside our control. Any prolonged slowdown in China’s economy, which leads to a decline or fluctuation in the residential real estate market, may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations where China’s residential real estate industry becomes over-heated, and our platform becomes less appealing to housing customers, brokerage brands, stores and agents and other business partners, which could potentially adversely affect our business of facilitating housing transactions.

The residential real estate industry in China is also subject to government regulations on existing and new home transactions. The PRC government has in recent years announced a series of measures aimed to stabilize the growth of the PRC economy and specific sectors, including the real estate market, to a more sustainable level. The moves were made in line with the central government’s principle that “housing is for living in, not for speculation.” Since the second half of 2016, many municipal governments have issued market control policies, including restoring or strengthening the restriction on purchases of residential properties and tightening credit policy. In particular, central and local government authorities introduced the policies to specifically stabilize the residential real estate market, including limiting the maximum amount of monthly mortgages and the maximum amount of total monthly debt service payments of an individual borrower; imposing a value-added tax on the sales proceeds for second-hand transfers subject to the length of holding period and type of properties; increasing the minimum amount and percentage of down payment of the purchase price of the residential property of a family; tightening the availability of individual housing loans in the residential real estate market to individuals and their family members with more than one residential properties; imposing a 20.0% individual income tax on the gain from the sale of second-hand properties; limiting the availability of individual housing provident fund loans for the purchase of second (or more) residential properties by employees and their family members; mandating the banks to contain their balance of all real estate loans and balance of all individual housing loans under a certain capped percentage of the total balance of all Renminbi loans provided by the bank; and publishing reference sale prices for existing home transactions at different regions in a city. For instance, on February 8, 2021, the housing authorities in Shenzhen issued a circular and a list of reference prices on existing home transactions, which established a mechanism of reference sale prices for existing home transactions in Shenzhen and specify a tailored reference price for each of the nearly 3,600 residential communities in the city. As a result of this new policy, the transaction volume of existing homes in Shenzhen has dropped significantly. We cannot assure you whether this policy in Shenzhen will be eased or reversed, nor can we assure you whether similar policies will be adopted in other cities. If the policy is expanded to other cities, our business and results of operations in these cities, in particular to the business of existing home transactions, may be materially and adversely affected.

While the PRC government adopted or adjusted certain measures from time to time with an aim to support healthy development of the residential real estate market in certain regions in China, the measures as mentioned above and other future measures may continue to affect the growth rate of the residential real estate market, some of which may dissuade potential purchasers from making purchases, cause a decline in transaction volumes and average selling prices, prevent developers from raising the capital they need, increase developers’ costs to start new projects, and change the sales and marketing strategy of developers in a way that reduces their demand for our platform services. We cannot assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure you when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. Changes in government policies may also create uncertainty that could discourage investment in real estate. If these changes in government policies result in decreasing transaction volumes in the residential real estate market in China, our business and results of operations may be materially and adversely affected.

If we are unable to continue to provide satisfactory experience to housing customers, our business and reputation may be materially and adversely affected.

The success of our business substantially hinges on our ability to provide quality customer experience, which in turn depends on a variety of factors, including our ability to continue to offer integrated online and offline access to an extensive and authentic property listing database and to, together with the brokerage brands, stores and agents on our platform, provide convenient and secure housing service experience and satisfactory services to our housing customers.

Interruptions or failures in the proper functioning of our platform hamper our delivery of satisfactory customer experience. These interruptions may be due to unforeseen events that are beyond our control or the control of the participants on our platform such as intensified competition due to market entry of new players with financial and other resources stronger than us, additional regulatory requirements which we cannot satisfy on a timely basis, or at all, or adverse development or negative publicity involving our platform participants. Moreover, although we endeavor to implement various service protocols and train the real estate agents and other related service providers on our platform to ensure service quality, we cannot guarantee that we will effectively manage all the agents and other service providers to ensure satisfactory customer experience in all service settings. We have in the past received customer complaints from time to time. If we are unable to continue to provide satisfactory customer experience, housing customers may choose other service providers over our platform for their intended housing transactions, which could adversely and materially impact our reputation, business and results of operations.

We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the real estate market in general, may materially and adversely affect our reputation, business, results of operations and growth.

We believe that the recognition and reputation of our brands among real estate agents, customers, real estate developers and the industry in general have significantly contributed to the success of our business. Continuing to maintain, protect and strengthen our brands is critical to our market position. Maintaining and strengthening our brands will likely depend significantly on our ability to provide high-quality housing transaction services on our platform. We market our brands through efforts such as word-of-mouth marketing, sponsoring events, advertising and marketing through a variety of media. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected.

Our reputation and brands may be impacted by various factors, some of which are difficult or impossible to predict, control and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct by our employees or other business partners on our platform, inauthentic property listings on our platform, unethical business practices, or rumors relating to our business, management, employees, real estate agents on our platform, our shareholders and affiliates, our business partners or our competitors and peers can harm our reputation, business and results of operations. These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. Such actions could substantially damage our reputation and cause us to incur significant costs to defend ourselves. Any negative public perception or publicity regarding our business partners that we cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse impact on our brand and reputation. Moreover, any negative media publicity about the housing transactions and services industry or service quality problems of other players in our industry, including our competitors, or even negative sentiments against China-based listed companies as a group due to fraud or misbehavior of certain bad actors, may also negatively impact our reputation and undermine the trust and credibility. If we fail to maintain positive reputation, our ability to attract and retain housing customers, real estate agents, business partners and key employees could be harmed.

If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.

We believe that our authentic property listings inventory is critical for us to gain trust from our housing customers, improve agent operating efficiency and maintain our competitive advantages. We have an obligation under PRC laws to review, monitor and verify the content of the listing information to ensure it is not fraudulent or misleading and is in compliance with applicable laws. We are not allowed to list certain property information for various reasons, including intellectual property infringement, non-compliance with real estate regulations and policies and non-compliance with advertising laws and competition laws, and we are legally required to delete such listing information that is reported by our customers as illegal or may constitute an infringement to others. Although we thrive to maintain the authenticity and accuracy of our property listings by enforcing strict authentic listing rules, constantly monitoring and checking the authenticity of property listings, timely updating or deleting unqualified listings and awarding customers for accurate reporting of incorrect information, we cannot assure you that all the real estate properties listed on our platform are authentic, accurate, up-to-date and not misleading at all times. See “Item 4. Information on the Company—B. Business Overview—Agent Cooperation Network (ACN)—Authentic Property Listings.” To the extent we fail to monitor and maintain the quality and authenticity of the listings in our property listing database, and the authenticity and accuracy of our property listings deteriorate, our platform could be less attractive to both housing customers and real estate agents and our transaction volume may decrease. We may also be subject to regulatory investigations or penalties if the issues raise regulatory concerns. A public perception that inauthentic property information is displayed on our platform, even if factually incorrect or based on a few isolated incidents, could damage our reputation, diminish the value of our brand and negatively impact our business, financial condition and results of operations.

We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.

Although we have a long and successful operating track record in operating Lianjia, we have a limited history for operating Beike platform launched in 2018. Although we have experienced a relatively high growth in operating Beike platform, and our GTV grew from RMB1,153 billion in 2018 to RMB2,128 billion in 2019, and further to RMB3,499 billion (US$536 billion) in 2020, we may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

•	develop our infrastructure to enhance service efficiency and customer experience;
•

attract real estate brokerage brands and their affiliated stores and agents, real estate developers, other service providers as well as housing customers to our platform; and retain existing platform participants;

•	continue to implement and optimize our ACN rules;
•	continue to develop our technology and enhance our data insights;
•	maintain an extensive and authentic property listing database on our platform;
•	navigate an uncertain and evolving regulatory environment and adapt our operations to new policies, regulations and measures that may come into effect from time to time;
•	manage a large base of geographically dispersed employees, agents, housing customers and business partners;
•	deliver compelling value propositions to participants on our platform and ecosystem; and
•	expand service or product offerings and expand into new businesses.

If the demand for completing housing transactions on an integrated offline and online platform does not develop as we expect, or if we fail to enhance efficiency and customer experience as we expect, our business and financial conditions may be materially and adversely affected.

Our business has been and may continue to be adversely affected by the outbreak of COVID-19.

The current COVID-19 pandemic has already adversely affected many aspects of our business. Many of the brokerage stores on our platform, as well as our transaction service centers, underwent temporary closure in early 2020 as part of China’s nationwide efforts to contain the spread of COVID-19. During that period, all agents were required to stay at home and were unable to serve our housing customers. Our operating efficiency and capacity were adversely affected by the COVID-19 pandemic mainly due to insufficient workforce as a result of temporary travel restrictions in China, a lack of willingness of housing customers to take home tours and inspections on site and purchase property and the necessity to comply with disease control protocols in our facilities. Due to concerns or fear of the spread of the disease, there had been noticeable reduction of in-person visits of housing customers to brokerage stores and properties in that period. We, the real estate agents on our platform, and our business partners might still be recovering from the general shutdown and delay in the commencement of operations in China. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict. Our results of operations for the first quarter of 2020 were adversely affected. Although our results of operations have substantially recovered in the last three quarters of 2020 and the impact of COVID-19 has been declining in China, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in China.

Starting from the fourth quarter of 2020 and extending to the first quarter of 2021, some instances of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions have been reinstated. If a second wave of COVID-19 in China takes place, or the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level.

We have incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

We incurred net losses of RMB428 million and RMB2,180 million in 2018 and 2019, respectively, and turned profit-making and recorded net income of RMB2,778 million (US$426 million) in 2020. We expect to continue to incur significant costs and expenses to further expand our business in the future, which could make it more difficult for us to retain or increase our profitability. Our costs have increased year-on-year in the past three years and we expect to continue to incur increasing costs to support our anticipated future growth. We also expect to continue to incur additional general and administrative expenses as a result of both our growth and the increased costs associated with being a public company. Our expenses may be greater than we anticipate, and our investments to make our business and our technical infrastructure more efficient may not be successful. As a result of the foregoing, we may not be able to remain profitable or increase our profitability in the future.

Disruption or discontinuity in the features and functions of our infrastructure components, especially ACN, may materially and adversely affect our business.

We rely on the proper functioning of ACN and the modules of our infrastructure for the daily operations of our platform. Although we have implemented a comprehensive rules and protocols in ACN, we cannot assure you that all aspects of our ACN rules will be satisfactorily implemented in each housing transaction on our platform. With the increasing number of participating real estate brokerage brands and agents who were not previously familiar with ACN rules, it may be difficult for us to effectively monitor and control these brands and agents to ensure their business performance and conducts in accordance with ACN rules. If violations of ACN rules or other inappropriate actions occur, such as circumventing our platform to facilitate transactions that are required to be partitioned according to ACN rules, and if we fail to effectively prevent non-compliance or discipline the responsible brands or agents, the effectiveness of our ACN system may be diminished and other agents on our platform may be less willing to follow the rules, which could materially and adversely affect our business and results of operations. Any material disruption or malfunction of other modules, such as our SaaS systems and customer front end, may also compromise the service quality of our service providers on the platform and affect our operations materially and adversely.

We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Although we have a well-developed monetization model for our self-operated housing transaction services business through Lianjia, we are at the early stage of our platform business and our platform monetization model is evolving. Our Beike platform generates revenues from existing home transaction services by earning platform service fees from real estate brokerage firms on the platform as a percentage of the transaction commissions they earned on our platform, commissions from housing customers for transactions facilitated by our Lianjia brand or a split for commissions from other brokerage firms acting as principal agents in collaboration with our Lianjia agents to complete transactions, franchise fees from brokerage firms under our franchise brands such as Deyou, and service fees for other value-added services. We also generate revenues from new home transaction services by earning sales commissions from real estate developers for new home sales completed by us as well as other services such as financial services and home renovation services. We cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening monetization with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs. In addition, we may introduce new products and services for which we have little or no prior development or operating experience. If these new products or services fail to meet our expectations or are unable to attract or engage users, real estate agents, business partners or other platform participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We cooperate with various real estate brokerage brands, stores and agents on our platform. If we are not able to develop relationships with new real estate brokerage brands and agents or maintain our relationship with existing real estate brokerage brands and agents on our platform, our operations may be materially and adversely affected.

We believe the large and active network of real estate brokerage brands and their affiliated stores and agents contributes significantly to the success of our platform. As of December 31, 2020, there were over 493,000 real estate agents representing 279 brokerage brands on our platform. Aside from the Lianjia brand that we own and operate, other brokerage brands and the sales channels we specifically procured for new home transactions contributed over 58% of our GTV in 2020. We enter into business cooperation agreements with brokerage brands. Under these agreements, we offer the brokerage brands access to the infrastructure on our platform, such as ACN and the SaaS systems. The brokerage brands, in turn, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure. It is uncertain, however, that we are able to develop relationships with new real estate brokerage brands, stores and agents in line with our plan to expand our platform business, or that we are able to maintain our relationship with existing brokerage brands, stores and agents on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire. In the event that we are not able to develop new relationships or maintain our existing relationship, our ability to serve a large number of customers nationwide with superior housing transaction services and to maintain and develop our extensive authentic property listing inventory may be restricted, which may in turn materially and adversely affect our platform operations.

If we fail to maintain our relationships with real estate developers or attract them to engage us, or otherwise fail to procure new real estate property listings at favorable terms, our business and growth prospects may suffer.

We cooperate with real estate developers for new property sales on our platform and established business relationships with major real estate developers in China. Maintaining strong relationships with real estate developers is critical to the results of operations and prospects on our new home sales business. We enter into strategic cooperation agreements with real estate developers, and these agreements typically do not restrict the real estate developers from cooperating with other real estate brokerage firms. We cannot assure you that the real estate developers we currently cooperate with will continue the cooperation on commercially acceptable terms, or at all, after the terms of the current agreements expire or after our cooperative arrangements end. Our ability to attract real estate developers to engage us in selling new homes will also affect the prospects of the new home sales business. If we cannot ensure that our channels sales excels their traditional way of sales, or, for example, the sales channels that do not utilize ACN are unable to meet real estate developers’ expectations or our VR initiatives are not effective in attracting housing customers, we might not be able to attract new real estate developers or even maintain our existing relationships. Even if we maintain strong relationships with the real estate developers or are able to attract them, their ability to provide adequate new property listings at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal proceedings against them, natural disasters or other factors beyond our control. If we fail to attract new real estate developers to cooperate with us due to any reason, our business and growth prospects may be materially and adversely affected.

If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions.

The real estate brokerage business in China is highly regulated by the PRC government. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Real Estate Brokerage Business and Real Estate Agency Enterprises.” Pursuant to the Real Estate Brokerage Administrative Measures, to qualify as a real estate brokerage institution, an entity and its branches should have a sufficient number of qualified real estate brokers and file with relevant local real estate administrative authority within 30 days after obtaining its business license. The requirements of the local real estate administrative authorities for such filings may vary among cities and we cannot assure you that, to the extent that the filing is required by local authorities, we will be able to complete the filing in a timely manner, or at all. As of the date of this annual report, all of our subsidiaries and their branches operating real estate brokerage business have currently filed with the relevant authorities, except that a small subset of branches which are preparing for or in the process of completing such requirements. Thus far, the filing status of these branches has not caused any material adverse effect to our business operations. We cannot assure you that the outstanding filings and future filings will be completed in a timely manner, or at all. If not, we may be subject to penalties or other governmental sanctions for such failures.

In connection with the online operations of our platform, we are also required to obtain a value-added telecommunications service license in order to provide relevant value-added telecommunication services. We have obtained value-added telecommunications service licenses for the operations of relevant services. In addition, to enhance the experience of our housing customers, agents or other business partners on our platform, we offer various auxiliary functions and complementary services through our platform. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions and services. For example, it remains uncertain whether the provision of real estate market news, industry research report, market trend analysis and similar informative contents on our platform shall be deemed as internet news information services or online publishing services. If formal and definite interpretation is issued by the relevant governmental authorities, we cannot assure you that an internet news information license or an online publishing business license will not be required for providing the services as described above. We cannot assure you that if we are required to obtain these additional licenses, permits or approvals, we will be able to do so in a timely manner, if at all, and any non-compliance may result in fines or other penalties being imposed to us.

Furthermore, if we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to upgrade the licenses or permits we currently have. We will strive to obtain and upgrade the relevant licenses and permits, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits in a timely manner, or at all.

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our PRC subsidiaries or consolidated variable interest entities could materially and adversely affect our business, financial condition and results of operations.

Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.

The PRC anti-monopoly regulators have in recent years strengthened enforcement under the anti-monopoly and competition laws and regulations. In March 2018, the State Administration for Market Regulation, or the SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the National Development and Reform Commission, or the NDRC, and the State Administration for Industry and Commerce (the predecessor of the SAMR), respectively. The SAMR stated that its tasks are to safeguard consumer interests, and to ensure quality and safety through enhanced market regulation. On December 28, 2018, the SAMR issued the Notice on Anti-monopoly Enforcement Authorization, which grants authorities to its province-level branches to conduct anti-monopoly enforcement within their respective jurisdictions. On September 11, 2020, the SAMR issued Anti-monopoly Compliance Guideline for Operators, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management systems to prevent anti-monopoly compliance risks.

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. For instance, on February 7, 2021, the Anti-monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Platform Economy Sector, which became effective on the same date and is aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector is consistent with the PRC Anti-Monopoly Law and prohibits monopolistic conduct such as entering into monopolistic agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of market dominance, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services or products, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector also reinforces antitrust merger review for internet platform related transactions to safeguard market competition. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Anti-Monopoly.” As the Anti-Monopoly Guidelines for the Platform Economy Sector was newly promulgated, it is uncertain to estimate its specific impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

We may be involved in investigations, claims and complaints in relation to anti-monopoly and competition laws and regulations in the PRC from time to time, which regulate various potential monopolistic actions or arrangements, such as monopoly agreements, bundling or tie-in sales, unfair pricing practices, imposing unreasonable terms on the counterparties, requiring the operators on the platform to choose “one out of two” competitive platforms, charging additional and unreasonable fees, refusing to transact with certain counterparties without any reasonable ground, as well as concentrations of undertaking, and these investigations, claims and complaints are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. In the case of our failure or perceived failure to comply with these laws and regulations and new legislations or guidelines to be promulgated from time to time, governmental agencies and regulators may, among other things, prohibit or rescind our acquisitions, divestitures, or combinations, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. It may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, results of operations, and business prospects.

The proper functioning of technologies deployed by our platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our platform, both online and offline, are critical to our success and our ability to attract and retain housing customers and real estate agents. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our online operations could reduce the transaction volumes and hamper transaction efficiency, and our platform as a whole will suffer. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website and mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer requests. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the housing transactions and services industry in China, we believe we are a relatively attractive target for such attacks. We have experienced in the past such unexpected interruptions, and we have taken protective measures to enhance the security of our platform. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any external intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenues. If hostile hacking attacks result in revelation of personal data we are obligated to protect, we may be subject to administrative penalties or legal proceedings against us. If such attacks lead to leaked trade secrets, including our property listings, our business and results of operations may be adversely and materially affected.

If we are unable to recruit, train and retain competent real estate personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We will continue to recruit real estate personnel to support business operations and planned business growth. Our future success depends, to a significant extent, on our ability to recruit, train and retain competent personnel, particularly technical, marketing and other operational personnel with experience in the housing transactions and services industry as well as service providers for various value-added services on our platform. For Lianjia brand we own and operate, we also strive to recruit, train and retain real estate agents. The effective operation of our managerial and operating systems also depends on the quality performance and diligence of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor as well as high turn-over rate, we can provide no assurance that we will be able to attract or retain staff, agents and managerial talents or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in mainland China and elsewhere have increased with the global economic development. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture. If we are unable to meet our demand for workforce, our business may be materially and adversely affected.

We rely on our employees, real estate brokerage brands and their affiliated agents, real estate developers, financial institutions, and other business partners on our platform to provide quality services to customers. Their illegal actions or misconduct, or any failure by them to provide satisfactory services or maintain their service levels, could materially and adversely affect our business, reputation, financial condition and results of operations.

Real estate agents and certain personnel on our platform are the ultimate providers of the services offered on our platform, and our brands and reputation may be harmed by their actions that are outside our control. We rely on our employees, including Lianjia agents, supporting staff and platform operation staff to provide housing transaction services and various other services. Notwithstanding the strictly enforced service protocols, our employees, especially our agents, may not fully comply with our protocols and relevant laws or regulations, and may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image.

We rely upon connected agents to serve some of our housing customers. Although we have established comprehensive service protocols for agents on our platform and maintain rigorous governance mechanisms, we may not be able to exercise the same level of control over the conduct of connected brokerage brands and their agents as we would as if we owned them or they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, or illegal actions, such as dishonesty, personal torts or extortion, by connected real estate brokerage brands and their agents, the disputes resulted from such actions may involve us and we may suffer reputational and financial damage and incur liabilities. For example, if connected agents provide inaccurate information to housing customers on our platform, who submit complaints to regulatory agencies, we may be involved as a related party in such disputes. Such misconduct by real estate agents is subject to an increasing level of scrutiny by the regulatory authorities who would publicize such misconduct, which could damage our overall reputation, disrupt our ability to attract new customers or retain our current customers and diminish the value of our brand. Although we hold a deposit from each real estate brokerage store on our platform to cover potential financial damage, to the extent that the amount of financial damage incurred in such disputes exceeds the amount of deposit, our financial condition may be adversely and materially affected.

In addition to the services provided by real estate agents on our platform, we also rely on a large number of business partners on our platform and ecosystem, such as real estate developers to provide quality services related to new home transactions, financial institutions to provide effective and affordable financial solutions to housing customers, and home renovation companies to perform satisfactory work. To the extent they are unable to provide satisfactory services to housing customers and real estate agents, or they engage in any inappropriate or illegal actions, which may be due to factors that are beyond our control, we may suffer actual or reputational damage as a result. In particular, the real estate developers we cooperate with may breach the contracts with housing customers or violate laws and regulations, which may expose us to potential legal liabilities and subject us to housing customers’ claims for indemnifications and other remedies. Any of the failure to provide satisfactory services, potential misconduct or illegal actions discussed above could materially and adversely impact our business, reputation, financial condition and results of operations.

We face risk in collecting our accounts receivable and deposits from real estate developers.

In line with the industry practice in China, we pay earnest deposits to real estate developers when we are engaged to sell new home projects and we grant them credit terms for our sales commissions. As of December 31, 2020, the balance of deposits paid to real estate developers was RMB2.1 billion (US$0.3 billion) and the accounts receivable due from them was RMB13.5 billion (US$2.1 billion). We may face risk collecting these amounts if the operation and liquidity condition of real estate developers deteriorate. Meanwhile, any policy change aiming at tightening regulations of real estate developers may limit their access to financing channels and may cause adverse impact on the collectability of our accounts receivable. For instance, since the end of 2020, the regulators have tightened the financial requirements for real estate developers to seek new debt financings, with the aim of curing the rapid growth of debts of real estate developers. Under the rules, the growth rate of debt financing allowed for a real estate developer is contingent on its satisfaction of three debt-related financial metrics, and if it fails to meet all three metrics, it will be restricted from obtaining any new interest-bearing debt financing. If any of the real estate developers with significant outstanding accounts receivable and deposits were to become insolvent or otherwise become unable or refuse, to make payments in a timely manner, or at all, we would have to make additional provisions against such accounts receivables and deposits, or write off the relevant amounts, either of which could adversely affect our financial conditions and profitability.

Our failure to protect our intellectual property rights may undermine our competitive position, and external infringements of our intellectual property rights may adversely affect our business.

Our success and ability to compete depends in part on our intellectual property. We primarily rely on a combination of patent, trademark, trade secret, and copyright laws, as well as confidentiality procedures and contractual restrictions with our employees, contractors and others to establish and protect our intellectual property rights. However, confidentiality and license arrangements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. The steps we take to protect our intellectual property rights may be inadequate or we may be unable to secure intellectual property protection for some of our properties. Infringement of intellectual property rights continues to pose a serious risk of doing business.

We have filed, and may in the future file, patent applications on certain of our innovations. It is possible, however, that these innovations may not be patentable. In addition, given the cost, effort and risks associated with patent application, we may choose not to seek patent protection for some innovations. Furthermore, our patent applications may not lead to granted patents, the scope of the protection gained may be insufficient or an issued patent may be deemed invalid or unenforceable. In addition, we have filed, and may continue to file, applications on certain of our trademarks, which may not always be approved on a timely basis, or at all. We also cannot guarantee that any of our present or future patents, trademarks or other intellectual property rights will not lapse or be invalidated, circumvented, challenged, or abandoned.

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market offerings similar to ours and our ability to compete effectively would be impaired. Moreover, others may independently develop technologies that are competitive to ours or infringe on our intellectual property. The enforcement of our intellectual property rights depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. In addition, defending our intellectual property rights might entail significant expense and diversion of management resources. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigations. We can provide no assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Accordingly, despite our efforts, we may be unable to prevent external parties from infringing or misappropriating our intellectual property. Any intellectual property that we own may not provide us with competitive advantages or may be successfully challenged by external parties.

We have been and may be subject to intellectual property infringement claims or other allegations, which may materially and adversely affect our business, financial condition and prospects.

We cannot be certain that our services and information provided on our website, operating and technology systems, Weixin mini programs and public accounts and mobile apps do not or will not infringe patents, copyrights, trademarks or other intellectual property rights held by external parties. From time to time, we may be subject to legal proceedings and claims alleging infringement of patents, trademarks, copyrights or other intellectual property rights, or misappropriation of creative ideas or formats, or other infringement of proprietary intellectual property rights.

In addition, we allow our agents on the platform to upload listings to our mobile apps and websites, which may include images or other detailed information of houses. However, a small portion of such content posted on our mobile apps and websites may expose us to allegations by third parties regarding, among other things, infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. Our failure to identify unauthorized content posted on our mobile apps and websites may subject us to claims of infringement of third-party intellectual property rights or other rights, defending of which may impose a significant burden on our management and employees, and there can be no assurance that we will obtain final outcomes that are favorable to us.

The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are uncertain and still evolving. For example, as we face increasing competition and as litigation is more frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to relevant laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that content infringes the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no settled court practice as to when and how hosting providers and administrators of a website can be held liable for the unauthorized posting by external parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

We face competition from other industry players. We may lose market share and customers if we fail to compete effectively.

The housing transactions and services industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under the integrated platform business model similar to ours, we face competition from players in different segments of the housing transactions and services industry. We face competition with other online platform for housing transactions, property listings or traffic. As PRC authorities have proposed and led an initiative of developing a comprehensive nation-wide property database, our housing database might be exposed to fierce competition. We may also face intense competition from other housing transaction companies for their agent networks. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with traditional real estate brokerage stores and brands for real estate agents and housing customers locally. We also compete with other companies for value-added services related to housing transactions.

Increasing competition in the housing transactions and services industry would lead to declining market share and commission rate, make it more difficult for us to retain and attract real estate brokerage brands and agents, business partners and housing customers, or force us to increase irrational sales and marketing expenses, any of which could harm our financial condition and results of operations. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

Tencent provides services to us in connection with various aspects of our operations. If such services become limited, restricted, curtailed, less effective or more expensive or become unavailable to us for any reason, our business may be materially and adversely affected.

We collaborate with Tencent, one of our principal shareholders and owner of Weixin and QQ, with respect to various aspects of our business. We have entered into a business cooperation agreement with Tencent, pursuant to which we and Tencent have agreed to cooperate in a number of areas including customer access to our platform via Tencent networks, advertising and cloud technology. If services provided by Tencent to us become limited, compromised, restricted, curtailed, less effective or more expensive become unavailable to us for any reason, including the availability of our Weixin mini-program and customer access to our platform via Weixin, our business may be materially and adversely affected.

We derive a substantial portion of our revenues from China’s major cities, in particular, Beijing and Shanghai, and we face market risk due to our concentration in these major urban areas.

Beijing and Shanghai are the two largest residential real estate markets in China. In 2018, 2019 and 2020, 47.4%, 35.1% and 32.0%, respectively, of our revenues were generated from these two markets on a combined basis. We expect these two urban centers to continue to be the important sources of revenues in all of our revenue categories. If we fail to maintain our competitive positions in either of the two major urban areas, or if either of them encounters events which negatively impact the residential real estate industry or online platform business, such as a serious economic downturn or contraction, a natural disaster, or a decline in housing price or price control due to governmental policies or otherwise, demand for our products and services could significantly decline and our revenues and profitability could be adversely and materially impacted.

Any unexpected material deterioration in the business and financial results of Lianjia may materially adversely affect our financial condition and results of operations.

Being the brand that we own and operate directly, Lianjia is also the leading real estate brokerage brand on our platform in terms of revenue. Thus far, Lianjia has accounted for a significant portion of our revenue. Accordingly, our revenues, financial condition or results of operations may be materially affected by fluctuations in the business of Lianjia. If Lianjia fails to continue to efficiently serve the needs of our housing customers and if other brands on our platform are unable to compensate the gap, or if any unexpected deterioration of the business and financial results of Lianjia occurs, our business, results of operations, financial condition and prospects will be adversely and materially affected.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a Pre-IPO Share Option Scheme in 2018, or the 2018 Share Option Plan, to provide additional incentives to employees, directors and consultants. In July 2020, we have adopted a 2020 Global Share Incentive Plan, or the 2020 Share Incentive Plan, for the same purpose. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is initially 80,000,000, subject to annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted options and recorded RMB345 million, RMB2,523 million and RMB2,253 million (US$345 million) in 2018, 2019 and 2020, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and operating results.

COVID-19 had a severe and negative impact on the Chinese and the global economy in 2020. Starting from the fourth quarter of 2020 and extending to the first quarter of 2021, a few waves of COVID-19 infections emerged in various regions of China, and varying levels of travel restrictions were reinstated. Whether this will lead to a prolonged downturn in the economy is still unknown. Even before the outbreak of COVID-19, the global macroeconomic environment was facing challenges, including the end of quantitative easing by the U.S. Federal Reserve, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit and the ongoing global trade disputes and tariffs. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 6.6% in 2018, 6.1% in 2019 and 2.3% in 2020. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States. resulted from the current trade tension between the two countries. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers and business partners may reduce or delay spending with us, while we may have difficulty expanding our customer base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing customers and business partners.

If other companies copy property listings from our mobile apps and websites and publish or aggregate them for their own benefit, attractiveness of our platform may decline.

There is no assurance that other companies would not copy property listings or other information from our mobile apps, websites and Weixin mini program, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. When external parties engage in such conducts, housing customers may be misguided and driven away from our platform and complete their transactions somewhere else, which could materially and adversely affect our business and results of operations. We may fail to detect such anti-competitive conduct in a timely manner and, even if we could, we may find it costly to be fixed or not be able to prohibit it.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies and strategic acquisitions of real estate brokerage brands in the past. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:

•

Investments and acquisitions could result in the use of substantial amounts of cash, potentially dilutive issuances of equity securities, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;

•

Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;

•

The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;

•

We may also have to obtain approval from the relevant PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;

•

Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;

•	Investments and acquisitions may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China;
•

Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;

•	Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in;
•

In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and

•	We may fail to retain and integrate qualified employees of the invested or acquired companies.

In the event that our investments and acquisitions are not successful, our results of operations and financial condition may be materially and adversely affected.

We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have been, and may from time to time in the future be, subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by real estate developers, agents, housing customers, our competitors, or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

As we entered into contractual relationship with various real estate developers, brokerage brands and stores and housing customers, we have been involved in legal proceedings arising from contract disputes. In October 2018, we were named as a defendant in a civil lawsuit involving contract disputes filed in Sichuan by a local real estate developer (the “Plaintiff”) claiming refunds and damages of approximately RMB150 million. We believe that the claims made by the Plaintiff were without merit and the damages sought were groundless, and we have asserted counterclaims against the Plaintiff. In December 2020, the court of first instance ruled that we should pay a total damage of approximately RMB12.7 million to the Plaintiff, who was ruled to pay us service fees of approximately RMB12.9 million. We have subsequently submitted an appeal petition requesting for additional damages and other outstanding fees and a reduction of the damages payable by us. As of the date of this annual report, the legal proceeding of the second trial is still pending. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also be involved and assume joint liability when we provide services to business partners on our platform who are named as defendants by housing customers due to various reasons including contract violations, lack of licenses or qualifications, lack of cash liquidity and bankruptcy of such business partners.

We have been and may continue to be subject to formal and informal inquiries, investigations and inspections from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation, which may vary in different regions in China. Most of these administrative actions may be routine in nature and carried out as part of the market monitoring and supervision functions of the regulatory authorities, but some of them may be triggered by our industry position in housing transactions and services market or by complaints from third parties or customers. Especially, our industry position in housing transactions and services market and our approach to expand our businesses through an online platform may draw heightened scrutiny from the regulatory authorities or cause to be paid close attention to our business operation.

These investigations, claims and complaints could be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including real estate laws, advertising laws, value-added telecommunication services laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We are subject to FCPA and other anti-corruption laws, trade sanction laws and export control laws, violation of which could adversely affect our reputation, business, prospects, operating results and financial condition.

We are subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act, or the FCPA, and other anti-corruption laws which generally prohibit companies listed in the U.S., their employees, and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business and which generally require companies to keep accurate books and records in reasonable detail. Violations of the FCPA and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to fully control and oversee the conduct of contractors, business partners, representatives, third-party agents or our employees, including real estate agents on our platform, potentially exposing us to greater risk from their actions. If the aforesaid individuals or entities fail to comply with applicable laws or company policies governing our operations, we or our employees may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination or publication that we or our employees have violated any anti-corruption laws or that our books and records are not sufficiently detailed or accurate could harm our reputation and have an adverse impact on our business and financial condition.

In addition, any changes in trade sanctions laws or export control laws may also restrict our business practices. Violations of these laws and regulations could result in significant fines, civil, criminal or administrative sanctions against us, our directors and officers or our employees, requirements to obtain export licenses, disgorgement of profits, prohibitions on the conduct of our business and our inability to market our services. Any changes to or violations of such laws could materially damage our reputation, brand, expansion efforts, ability to attract and retain housing customers and agents as well as our business, prospects, operating results and financial condition.

We may not be able to maintain our culture, which has been a key to our success.

Our culture, implicated in our grand vision and mission, is important to us, and we believe it has been critical to our success. We may have difficulties maintaining our culture or adapting it sufficiently to meet the needs of our future and evolving operations as we continue to grow, in particular as we have become a public company with the attendant changes in policies, practices, corporate governance and management requirements. Failure to maintain our culture could have a material and adverse effect on our business, results of operations, financial condition and prospects.

Our expansion into new service and product categories and businesses may expose us to new challenges and more risks.

Although we have been successful in expanding into new service and product categories and businesses, such as establishing our platform business and financial services, we cannot assure you that we will be able to continue our success in our expansion into new service and product categories and businesses in the future. For example, we are cooperating with more real estate developers for new home sales on our platform and we are rolling out our pilot programs to test our home renovation, community care and property management services. Meanwhile, we are leveraging our technological capabilities to offer service models such as VR property showing. Our lack of experience with these new service and product categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service and product categories. Moreover, the expansion into new businesses may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service and product categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas. We cannot assure you, however, that we will be able to maintain this momentum in the future. As the conditions of the real estate markets in any new local markets may vary significantly from where we currently operate our platform, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant housing data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. If we fail to cooperate with them, such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their familiarity with the local housing customers.

Regulatory uncertainties related to financial services in China could harm our business, financial condition and results of operation.

Our financial services may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and evolving and may be interpreted and applied inconsistently between different government authorities or in different market environments. In particular, the PRC government’s regulatory framework governing the new and rapidly-evolving online finance market and its ancillary services, which concerns the transactions that our platform facilitates between our housing customers and external financial institutions, the cooperation between us and financial institutions and other real-estate-related financial services we provide, is rapidly evolving and is subject to further change, interpretation and uncertainties of local enforcement practice at this stage. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing.”

For example, in October 2019, the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, or the CBIRC Circular 37, were issued to further clarify that residential real estate guarantee companies shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020.

See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing—Regulations Related to Financing Guarantee.” As we offer guarantee services through guarantee companies under Beike Financial, we are subject to the CBIRC Circular 37 and other regulations related to financing guarantee companies. Beijing Zhongrongxin Financing Guarantee Limited Co., Ltd., a subsidiary of our consolidated affiliated entities, and Shenzhen Beike Financing Guarantee Limited Co., Ltd., one of our PRC subsidiaries, have obtained the license for financing guarantee business. However, as the interpretation and implementation of laws and regulations on financing guarantee are uncertain and still evolving, we cannot assure you that our financing guarantee business do not and will not violate relevant laws and regulations in China.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our financial services. The PRC government may adopt a stringent regulatory framework for the online and mobile or even offline finance market in the future and impose specific requirements (including licensing requirements) on market participants, or enhance the implementation of existing laws and regulations. If our financial services or practice are deemed to have violated any existing or future laws and regulations, we may face injunctions, including orders to rectify or cease activities, and may be subject to other penalties as determined by the relevant government authorities. Furthermore, we may be ordered to adjust our finance services to meet the new requirements under the relevant laws, rules and regulations, which may require considerable resources and time, and could significantly affect the operation of our business.

Our business generates and processes a large amount of data, and the improper use, collection or disclosure of such data could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.

We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of housing transactions our platform facilitates. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

•	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
•	addressing concerns related to privacy and sharing, safety, security and other factors; and
•

complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to this data.

We are subject to various data privacy and protections laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology, or the MIIT, the Cyberspace Administration of China, or the CAC, the Ministry of Public Security, the SAMR, and the Ministry of Housing and Urban-Rural Development, or the MOHURD, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents, housing customers and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to data security and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of data security and data protection. We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. Our different lines of business are subject to evolving data security and protection laws and regulations regulating different businesses, such as the financial services business and internet-related business, which may lead to inconsistency and cause difficulties in compliance. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to data security and protection laws in other jurisdiction if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity. We expect that these areas will receive greater attention and focus from regulators and attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

If we fail to adopt new technologies or adapt our mobile apps, websites and systems to changing user requirements or emerging industry standards, our business may be materially and adversely affected.

We must continue to enhance and improve the functionality, effectiveness and features of our websites, mobile apps and Weixin mini program. The internet and online mobile application industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as virtual reality, Smart Hardware and Internet-of-Things and big data. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

Some of our products and services contain open source software, which may pose a particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open source software in our software and systems and will use open source software in the future. The licenses applicable to our use of open source software may require the source code that is developed using open source software be made available to the public and that any modifications or derivative works to certain open source software continue to be licensed under open source licenses. From time to time, we may face claims from external parties claiming infringement of their intellectual property rights, or demanding the release or license of the open source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open source license. Our use of open source software may also present additional security risks because the source code for open source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our website and systems that rely on open source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

Our operations depend on the performance of the internet infrastructure and fixed telecommunications networks in China.

The successful operation of our business depends on the performance and reliability of the internet infrastructure and telecommunications networks in China. Almost all access to the internet in China is maintained through state-owned telecommunications operators under the administrative control and regulatory supervision of the MIIT. Moreover, we primarily rely on a limited number of telecommunication service providers to provide us with data communications capacity. We have limited access to alternative networks or services in the event of disruptions, failures or other problems with China’s internet infrastructure or the telecommunications networks provided by telecommunications service providers. With the expansion of our business, we may be required to upgrade our technology and infrastructure to keep up with the increasing traffic on our platform. However, we have no control over the costs of the services provided by telecommunications service providers. If the prices we pay for telecommunications and internet services rise significantly, our results of operations may be materially and adversely affected. Further, if internet access fees or other charges to internet users increase, our user traffic may decline, and our business may be harmed.

If major mobile application distribution channels change their standard terms and conditions in a manner that is detrimental to us, or suspend or terminate their existing relationship with us, our business, financial condition and results of operations may be materially and adversely affected.

We currently cooperate with Apple’s app store and major Android app stores to distribute our mobile applications to users. As such, the promotion, distribution and operation of our applications are subject to such distribution platforms’ standard terms and policies for application developers, which are subject to the interpretation of, and frequent changes by, these distribution channels. If these third-party distribution platforms change their terms and conditions in a manner that is detrimental to us, or refuse to distribute our applications, or if any other major distribution channel with which we would like to seek collaboration refuses to collaborate with us in the future on commercially favorable terms, our business, financial condition and results of operations may be materially and adversely affected.

Our business depends substantially on the continuing efforts of our directors, executive officers and other key persons. If we lose their services, our business operations and growth prospects may be materially and adversely affected.

Our future success depends substantially on the continuing efforts of our directors, executive officers and key persons. In particular, we rely on the leadership, expertise, experience and vision of our directors and senior management team. If one or more of our directors, executive officers or other key persons were unable or unwilling to continue their services with us, whether due to resignation, accident, health condition, family considerations or any other reason, we might not be able to find their successors, in a timely manner, or at all. Since the housing transactions and services industry is characterized by high demand and intense competition for talent, we cannot assure you that we will be able to attract or retain qualified management or other highly skilled employees.

We do not have key man insurance for our directors, executive officers or other key persons. If any of our key persons terminate his or her services or otherwise becomes unable to provide continuous services to us, our business may be severely and adversely affected, our financial condition and results of operations may be materially and adversely affected and we may incur additional expenses to recruit, train and retain qualified personnel. Each of our executive officers and key employees has entered into an employment agreement with a non-compete clause with us. However, these agreements may be breached by the counterparties, and there may not be adequate and timely remedies available to us to compensate our losses arising from the breach. We cannot assure you that we would be able to enforce these non-compete clauses. If any of our executive officers or key persons joins a competitor or forms a competing company, we may lose customers, know-hows and key professionals and staff members.

Pandemics and epidemics, natural disasters, terrorist activities, political unrest and other outbreaks could disrupt our production, delivery, and operations, which could materially and adversely affect our business, financial condition and results of operations.

Global pandemics, epidemics in China or elsewhere in the world, or fear of the spread of contagious diseases, such as COVID-19, Middle East respiratory syndrome (MERS), Ebola virus disease, severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict the ability of real estate agents to provide services, or incur significant costs to protect our employees and facilities. Actual or threatened wars, terrorist activities, political unrests, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition and results of operations.

We rely on certain key operating metrics to evaluate the performance of our business, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We rely on certain key operating metrics, such as GTV, and the number of real estate brokerage stores and agents on our platform among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

We have limited insurance coverage, which could expose us to significant costs and business disruption.

We maintain various insurance policies to safeguard against risks and unexpected events. However, we do not maintain business interruption insurance or key-man insurance. We cannot assure you that our insurance coverage is sufficient to prevent us from any loss or that we will be able to successfully claim our losses under our current insurance policy on a timely basis, or at all. If we incur any loss that is not covered by our insurance policies, or the compensated amount is significantly less than our actual loss, our business, financial condition and results of operations could be materially and adversely affected.

Our results of operations are subject to seasonal fluctuations.

Our business is subject to seasonal fluctuations, normally with relatively weaker performance in the first quarter and stronger performance in the second quarter, consistent with the residential real estate industry in general. The first quarter of each calendar year generally contributes the smallest portion of our annual revenue, primarily due to a reduced number of housing transactions completed during the Chinese New Year holiday period in the quarter. Although the seasonality of our business has been significantly offset by our rapid growth, especially in the new home transaction services business, the seasonality fluctuation may increase in the future. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

Our use of some leased properties for offices and stores could be challenged by external parties or government authorities, which may cause interruptions to our business operations.

Certain lessors of our leased properties for offices and stores have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not have entered into written contracts with our lessors properly for a few of our leased properties in a timely manner and the lessors of such properties may claim to terminate our leases. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties may also be subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease might not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law, which may expose us to potential fines if we fail to remediate after receiving any notice from the relevant PRC government authorities.

As of the date of this annual report, we are not aware of any material claims or actions being contemplated or initiated by government authorities, property owners or any other third parties with respect to our leasehold interests in or use of such properties. However, we cannot assure you that our use of such leased properties will not be challenged. In the event that our use of properties is successfully challenged, we may be subject to fines and forced to relocate the affected operations. In addition, we may become involved in disputes with the property owners or parties who otherwise have rights to or interests in our leased properties. We can provide no assurance that we will be able to find suitable replacement sites on terms acceptable to us on a timely basis, or at all, or that we will not be subject to material liability resulting from external parties’ challenges on our use of such properties. As a result, our business, financial condition and results of operations may be adversely affected.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, or the Labor Contract law, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries and consolidated affiliated entities have failed to make social insurance and housing fund contributions in full for their employees. In addition, certain of our PRC subsidiaries and consolidated variable interest entities engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies make such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Furthermore, pursuant to the Labor Contract Law, dispatched labor is only intended to be a supplementary form of employment, the number of which shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations on Employment and Social Welfare—Labor Dispatch.” We have historically hired dispatched workers from employment agencies from time to time and the number of dispatched workers may have exceeded 10% the total number of our labor force in the past. Although we aim to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them are always temporary and ancillary in nature. We have formulated and implemented a plan to contain the number of dispatched workers and stay compliant. As of the date of this annual report, the number of our dispatched workers does not exceed 10% of the total number of our labor force. However, we cannot assure you that the number of dispatched workers we use will not exceed 10% of the total number of our labor force as we continue to develop and expand our business. If the number of our dispatched workers exceeds 10% of the total labor force in the future, we could be ordered to rectify within a specified period of time, and could be subject to fines if we fail to do so, which could have a material adverse effect to our business, financial condition and results of operations.

We cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our online marketing services may constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

We derive certain amount of our revenues from online marketing services and other related services. In July 2016, the State Administration for Industry and Commerce (currently known as the SAMR) promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. Under the Internet Advertising Measures, our online marketing services and other related services may constitute internet advertisement, and we may be therefore subject to additional obligations as an adverting distributor. For example, pursuant to Internet Advertising Measures, an adverting distributor must examine, verify and record identity information of its advertisers, such as the advertiser’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, it must examine the supporting documentation provided by the advertisers and adverting operators. Where a special government review is required for specific categories of advertisements before posting, the adverting distributor must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the listings characterized as paid-for search results and the real estate brokerage brands, stores or agents who purchase online marketing and related services or the relevant listings by these brands, stores or agents.

Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. Complying with the abovementioned requirements requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations.

If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate knowledge and experiences to (i) to establish and implement key controls over period end closing and financial reporting and (ii) to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

To remediate the identified material weakness, we have developed and implemented a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. Furthermore, in late 2020, we have hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements and established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls. These measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. In addition, we will continue to implement aforementioned remediation measures and implement regular and continuous U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, including conducting inhouse training programs and arranging our financial reporting staff to attend external U.S. GAAP training courses.

Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, requires that we establish and maintain internal control over financial reporting and disclosure controls and procedures. An effective internal control environment is necessary to enable us to produce reliable financial reports and is an important component of our efforts to prevent and detect financial reporting errors and fraud. Section 404 requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting for the fiscal year ending December 31, 2021. If we fail to remedy the problems identified above, our management and our independent registered public accounting firm may conclude that our internal control over financial reporting is not effective. In addition, as we have become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we or our auditor may identify other deficiencies in our internal control over financial reporting that are deemed to be material weaknesses and render our internal control over financial reporting ineffective. In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. If we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations, and lead to a decline in the trading price of our ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand, cash generated from operations, and the net proceeds from our initial public offering and our public offering of ADSs in November 2020 are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

Risks Related to Our Corporate Structure

If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership in entities that provide value-added telecommunication services, including online real estate platform services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, and the major foreign investors are required to have a record of good performance and operating experience in managing value-added telecommunications business. In addition, foreign investment in certain finance services in China is still heavily regulated. For example, there are no detailed regulations on the specific requirements and threshold for the change of a domestic online payment institution into a foreign-invested one, and the approval authority retains considerable discretion in granting the approval of such amendment.

We are a Cayman Islands company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services, other internet related business and certain finance services subject to foreign ownership restriction under PRC laws. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through our VIEs and its subsidiaries, which currently hold the value-added telecommunication business license, the license for online payment services, and other licenses necessary for our operation of such restricted business. Our applicable WFOEs have entered into a series of contractual arrangements with our VIEs and their shareholders, respectively, which enable us to (i) exercise effective control over our VIEs, (ii) receive substantially all of the economic benefits of our VIEs, (iii) have the pledge right over the equity interests in our VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in our VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of our VIEs and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structures of our WFOEs and our VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our WFOEs, our VIEs and their shareholders governed by PRC law are not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or our VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

•	revoking the business licenses and/or operating licenses of such entities;
•	imposing fines on us;
•	confiscating any of our income that they deem to be obtained through illegal operations;
•	discontinuing or placing restrictions or onerous conditions on the operations of our VIEs;

•	placing restrictions on our right to collect revenues;
•	shutting down our servers or blocking our app/websites; or
•	requiring us to restructure our ownership structure or operations;

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of our VIEs in China that most significantly impact their economic performance and/or our failure to receive the economic benefits and residual returns from our VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

The Baihui Partnership and its related arrangements may impact your ability to appoint Executive Directors and nominate the chief executive officer of the company, and the interests of the Baihui Partnership may conflict with your interests.

Our fourth amended and restated memorandum and articles of association allows the Baihui Partnership to appoint Executive Directors and nominate and recommend the chief executive officer of our company. Any Executive Director candidate duly nominated by the Baihui Partnership shall be approved and appointed by our board of directors and serve as an Executive Director of our company until expiry of his or her terms, subject to removal or termination in accordance with our fourth amended and restated memorandum and articles of association. The chief executive officer candidate nominated by the Baihui Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. In the event that such candidate is not appointed by the nominating and corporate governance committee, the Baihui Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or until the nominating and corporate governance committee fails to appoint more than three such candidates nominated by the Baihui Partnership consecutively, after which time the board of directors may then nominate and appoint any person to serve as the chief executive officer of the Company. See “Item 6. Directors, Senior Management and Employees—Baihui Partnership.” This governance structure will limit your ability to influence corporate matters, including the matters determined at the board level.

In addition, the interests of the Baihui Partnership may not coincide with your interests. The partnership committee of the Baihui Partnership may make further determinations as to, among other things, the allocation of the bonus pool among all partners after the total amount of the bonus pool is determined each year by the board of directors, subject to approval of the compensation committee if such allocations are to partners who are executive officers or directors. These allocations may not be entirely aligned with the interest of shareholders who are not partners. Because the partners may be largely comprised of members of our management team, the Baihui Partnership and its Executive Director nominees may focus on the managerial strategies and decisions and operational and financial targets that differ from the expectations and desires of shareholders. To the extent that the interests of the Baihui Partnership differ from your interests on certain matters, you may be disadvantaged.

We rely on contractual arrangements with our VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with our VIEs and their shareholders to conduct a portion of our operations in China, mainly value-added telecommunication services, other internet related business and certain finance services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over our VIEs. For example, our VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of our VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of our VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of our VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our VIEs and their shareholders of their obligations under the contracts to exercise control over our VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Any failure by our VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

If our VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of our VIEs were to refuse to transfer their equity interests in our VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our VIEs, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

The shareholders of our VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

The shareholders of our VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause our VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and our VIEs, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with our VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our company, except that we may invoke the right under the equity pledge agreements with the shareholders of the VIEs to enforce the equity pledge in the case of any shareholder’s breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of our VIEs have executed powers of attorney to appoint one of our WFOEs or a person designated by one of our WFOEs to vote on their behalf and exercise voting rights as shareholders of our VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of our VIEs, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of our VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in our VIEs and the validity or enforceability of our contractual arrangements with our VIEs and their shareholders. For example, in the event that any of the shareholders of our VIEs divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIEs by us. Similarly, if any of the equity interests of our VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with our VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to our VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of our VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by our VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by our VIEs that are material or supplementary to the operation of our business if either of our VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with our VIEs, these entities may in the future hold certain assets that are material or supplementary to the operation of our business. If either of our VIEs goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, our VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of our VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services and certain financial services that we conduct through our VIEs and their subsidiaries are subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment issued by the Ministry of Commerce and the NDRC, effective July 2020.

On March 15, 2019, the National People’s Congress promulgated the Foreign Investment Law, or the Foreign Investment Law (2019), which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law (2019), “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustment, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Uncertainties with respect to the PRC legal system could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past three decades has significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system, and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These evolvements and uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. Given above, we may be required to take more responsibilities or meet additional requirements in the future than we currently expect, and may not be aware of our violation of any of these policies and rules until sometime after the violation. Agreements that are governed by PRC laws may be more difficult to enforce by legal or arbitral proceedings in the PRC than that in other countries with different legal systems. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with our VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant branch of the SAMR. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of any of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to our VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) none of our PRC subsidiaries may procure loans which exceed the difference between its total investment amount and registered capital. Alternatively, our PRC subsidiaries can only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to our VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to our VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our offshore offerings to capitalize our PRC operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself and ancillary regulations, these include the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules on M&A, promulgated in 2011. These laws and regulations impose requirements in some instances that the PRC Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021, foreign investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a working mechanism office jointly established by NDRC and the PRC Ministry of Commerce before such investment is carried out. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Security Review Rules on M&A specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the PRC Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the PRC Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles, or SPVs, by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. If any PRC shareholder of such SPVs fails to make the required registration or to update the previously filed registration, the subsidiary of such SPVs in China may be prohibited from distributing theirs profits or the proceeds from any capital reduction, share transfer or liquidation to the SPVs, and the SPVs may also be prohibited from making additional capital contributions into their subsidiary in China.

We have notified all individuals or entities who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by SAFE regulations. In addition, concerning the uncertainty of the application of SAFE Circular 37, some of our current beneficial owners who are PRC residents failed to complete or update their SAFE registrations to address the changes of their offshore interest. Failure by such shareholders or beneficial owners to comply with SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulation— Regulation Related to Stock Incentive Plans.” We and our executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete SAFE registrations may subject us or them to fines and legal sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25% and we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our ADSs. In addition, gains realized on the sale or other disposition of our ADSs or class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the clauses of any applicable tax treaty), if such gains are deemed to be from the PRC. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in the ADSs.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies, which may have a material adverse effect on our financial condition and results of operations.

On February 3, 2015, the SAT issued the Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or SAT Bulletin 7. SAT Bulletin 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Bulletin 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Bulletin 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the SAT issued the Announcement of the State Administration of Taxation on Issues Concerning the Withholding of Non-resident Enterprise Income Tax at Source, or SAT Bulletin 37, which came into effect on December 1, 2017. SAT Bulletin 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the relevant tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Bulletin 7 and/or SAT Bulletin 37. As a result, we may be required to expend valuable resources to comply with SAT Bulletin 7 and/or SAT Bulletin 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in China against us or our management named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. In addition, all our senior executive officers reside within China for a significant portion of the time and most are PRC nationals. In addition, China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Even if you are successful in bringing an action of this kind, PRC laws may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. While detailed interpretation of or implementation rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “software enterprise” and “high and new technology enterprises,” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “software enterprise,” which is reassessed annually, is entitled to favorable income tax rate of 0% for the first two years after qualification, and 12.5% for the subsequent three years. In addition, a “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. Currently certain PRC subsidiaries and a consolidated variable interest entity of ours are enjoying favorable tax rates as software enterprise or high and new technology enterprise. If any of these entities fails to maintain its qualified status, the income tax rate could increase and our business, financial condition and results of operations would be materially and adversely affected.

Further, in the ordinary course of our business, we are subject to complex income tax and other tax regulations, and significant judgment is required in the determination of a provision for income taxes. Although we believe our tax provisions are reasonable, if the PRC tax authorities successfully challenge our position and we are required to pay tax, interest and penalties in excess of our tax provisions, our financial condition and results of operations would be materially and adversely affected.

Our ADSs may be delisted under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the U.S.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.

The SEC has announced interim final rules relating to the implementation of certain disclosure and documentation requirements of the HFCAA. The SEC may propose additional rules or guidance that could impact us if our auditor is not subject to PCAOB inspection for three consecutive years. For example, on August 6, 2020, the President’s Working Group on Financial Markets, or the PWG, issued the Report on Protecting United States Investors from Significant Risks from Chinese Companies to the then President of the United States. This report recommended the SEC implement five recommendations to address companies from jurisdictions that do not provide the PCAOB with sufficient access to fulfil its statutory mandate. Some of the concepts of these recommendations were implemented with the enactment of the HFCAA. However, some of the recommendations were more stringent than the HFCAA. For example, if a company was not subject to PCAOB inspection, the report recommended that the transition period before a company would be delisted would end on January 1, 2022.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the HFCAA and to address the recommendations in the PWG report. It is unclear when the SEC will complete its rulemaking and when such rules will become effective and what, if any, of the PWG recommendations will be adopted. The implications of this possible regulation in addition the requirements of the HFCAA are uncertain. Such uncertainty could cause the market price of our ADSs to be materially and adversely affected, and our securities could be delisted or prohibited from being traded “over-the-counter” earlier than would be required by the HFCAA. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ADSs.

The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.

Proceedings instituted by the SEC against certain PRC-based accounting firms, including our independent registered public accounting firm, could result in financial statements being determined to not be in compliance with the requirements of the Exchange Act.

In December 2012, the SEC instituted administrative proceedings against the Big Four PRC-based accounting firms in China, including our independent registered public accounting firm, alleging that these firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit work papers with respect to certain other PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the initial administrative law judge presiding over the matter rendered an initial decision that each of the firms had violated the SEC’s rules of practice by failing to produce audit papers and other documents to the SEC. The initial decision censured each of the firms and barred them from practicing before the SEC for a period of six months.

On February 6, 2015, each of the four PRC-based accounting firms agreed to a censure and to pay a fine to the SEC to settle the dispute and avoid suspension of their ability to practice before the SEC and to audit US-listed companies. The settlement required the firms to follow detailed procedures and to seek to provide the SEC with access to Chinese firms’ audit documents via the CSRC. Under the terms of the settlement, the underlying proceeding against the four PRC-based accounting firms was deemed dismissed with prejudice four years after entry of the settlement. The four-year mark occurred on February 6, 2019. While we cannot predict if the SEC will further challenge the four PRC-based accounting firms’ compliance with U.S. law in connection with U.S. regulatory requests for audit work papers or if the results of such a challenge would result in the SEC imposing penalties such as suspensions, if the accounting firms are subject to additional remedial measures, our ability to file our financial statements in compliance with SEC requirements could be impacted. A determination that we have not timely filed financial statements in compliance with SEC requirements could ultimately lead to our delisting from the New York Stock Exchange or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our ADSs in the United States.

In the event that the SEC restarts the administrative proceedings, depending upon the final outcome, listed companies in the United States with major PRC operations may find it difficult or impossible to retain auditors in respect of their operations in the PRC, which could result in financial statements being determined not to be in compliance with the requirements of the Exchange Act, including possible delisting. Moreover, any negative news about any such future proceedings against these audit firms may cause investor uncertainty regarding China-based, U.S.-listed companies and the market price of our ADSs may be adversely affected.

If our independent registered public accounting firm were denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined to be not in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of the ADSs or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of the ADSs in the United States.

The current tensions in international trade and rising political tensions, particularly between U.S. and China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. Recently, there have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has recently imposed, and has recently proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China.

Although the direct impact of the current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, on the housing transaction services industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our ADSs

The trading price of the ADSs is likely to be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on August 13, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

•	variations in our revenues, earnings, cash flow;
•	fluctuations in operating metrics;
•	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
•	announcements of new solutions and services and expansions by us or our competitors;
•	changes in financial estimates by securities analysts;
•	detrimental negative publicity about us, our competitors or our industry;
•	additions or departures of key personnel;
•	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
•	regulatory developments affecting us or our industry; and
•	potential litigation or regulatory investigations.

Any of these factors may result in large and sudden changes in the volume and price at which the ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our ADSs. Volatility or a lack of positive performance in our ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into class A ordinary shares and class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of class A ordinary shares and class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of class A ordinary shares are entitled to one vote per share while holders of class B ordinary shares are entitled to ten votes per share. Each class B ordinary share is convertible into one class A ordinary share at any time by the holder thereof, while class A ordinary shares are not convertible into class B ordinary shares under any circumstances. Upon any transfer of class B ordinary shares by a holder thereof to any person or entity that is not an affiliate of the holder, such class B ordinary shares are automatically and immediately converted into an equal number of class A ordinary shares.

As of February 28, 2021, Mr. ZUO Hui, our chairman of the board, beneficially owns 1,378,907,019 ordinary shares (comprising 493,605,739 class A ordinary shares and 885,301,280 class B ordinary shares), representing 81.1% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Mr. ZUO has considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render the ADSs representing our class A ordinary shares ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of the ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of the ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of the ADSs representing our class A ordinary shares in such indices, which could adversely affect the trading price and liquidity of the ADSs representing our class A ordinary shares. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of the ADSs could be adversely affected.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the ADSs, the market price for the ADSs and trading volume could decline.

The trading market for the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the ADSs, the market price for the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the ADSs to decline.

We currently do not expect to pay dividends in the foreseeable future and you must rely on price appreciation of our ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our ADSs as a source for any future dividend income.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our ADSs will likely depend entirely upon any future price appreciation of our ADSs. There is no guarantee that our ADSs will appreciate in value or even maintain the price at which you purchased the ADSs. You may not realize a return on your investment in our ADSs and you may even lose your entire investment in our ADSs.

Substantial future sales or perceived potential sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. In connection with our equity public offering of ADSs in November 2020, our directors and executive officers have agreed with the underwriters not to sell, transfer, encumber or dispose of any ADSs, ordinary shares or any of our other securities or any economic consequences of ownership of our securities for a period of 180 days after November 18, 2020, subject to certain exceptions. Additionally, in connection with our initial public offering, our existing shareholders, Tencent, Hillhouse and Sequoia Capital and their respective affiliates agreed to substantially the same set of lock-up restrictions for 365 days after August 12, 2020. All ADSs sold in our initial public offering and our public offering of ADSs in November 2020 will become freely transferable without restriction or additional registration under the Securities Act when these respective lock-up periods expire. Sales of these registered shares in the form of ADSs in the public market could cause the price of our ADSs to decline. The ordinary shares held by our shareholders may be available for sale, upon the expiration of the applicable lock-up period subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. Any or all of these shares may be released prior to the expiration of the lock-up period at the discretion of the representatives of the underwriters of our equity public offering in November 2020. To the extent shares are released before the expiration of the lock-up period and sold into the market, the market price of our ADSs could decline.

Our fourth amended and restated memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our class A ordinary shares and the ADSs.

Our fourth amended and restated memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our class A ordinary shares, including class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our class A ordinary shares and the ADSs may be materially and adversely affected.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to direct the voting of the underlying ordinary shares represented by your ADSs.

Holders of ADSs do not have the same rights as our registered shareholders. As a holder of ADSs, you will not have any direct right to attend general meetings of our shareholders or to cast any votes at such meetings. You will only be able to exercise the voting rights attached to the class A ordinary shares underlying your ADSs indirectly by giving voting instructions to the depositary in accordance with the provisions of the deposit agreement. Where any matter is to be put to a vote at a general meeting, then upon receipt of your voting instructions, the depositary will try, as far as is practicable, to vote the underlying class A ordinary shares represented by your ADSs in accordance with your instructions. You will not be able to directly exercise your right to vote with respect to the underlying class A ordinary shares unless you cancel and withdraw the shares and become the registered holder of such shares prior to the record date for the general meeting.

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our fourth amended and restated memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying class A ordinary shares represented by your ADSs.

In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to direct how the underlying class A ordinary shares represented by your ADSs are voted and you may have no legal remedy if the underlying class A ordinary shares represented by your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

Under the deposit agreement, if you do not vote, the depositary may give us a discretionary proxy to vote the class A ordinary shares underlying the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of meeting and related voting materials and (i) we have instructed the depositary that we wish a discretionary proxy to be given, (ii) we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for ADS holders to influence the management of our company. Holders of our class A ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time, including without limitation in connection with corporate action events, in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

You may experience dilution of your holdings due to inability to participate in rights offerings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the provisions of the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our fourth amended and restated memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our fourth amended and restated memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association —Differences in Corporate Law.”

Certain judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands exempted company and substantially all of our assets are located outside of the United States. Substantially all of our current operations are conducted in China. In addition, many of our current directors and officers are nationals and residents of countries other than the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of China may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Your rights to pursue claims arising under the deposit agreement are limited by the terms of the deposit agreement.

The deposit agreement governing the ADSs representing our class A ordinary shares provides that, subject to the right to require a claim to be settled by arbitration, ADS holders waive the right to a jury trial of any claim they may have against us or the depositary arising out of or relating to our shares, the ADSs or the deposit agreement, including any claim under the U.S. federal securities laws, to the fullest extent permitted by law.

If we or the depositary opposed a jury trial demand based on the waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which govern the deposit agreement, by a federal or state court in the City of New York, which has non-exclusive jurisdiction over matters arising under the deposit agreement. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether a party knowingly, intelligently and voluntarily waive the right to a jury trial. We believe that this is the case with respect to the deposit agreement and the ADSs. It is advisable that you consult legal counsel regarding the jury waiver provision before entering into the deposit agreement.

If you or any other owners or holders of ADSs bring a claim against us or the depositary in connection with matters arising under the deposit agreement or the ADSs, including claims under federal securities laws, you or such other owners or holders may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting and discouraging lawsuits against us or the depositary. If a lawsuit is brought against us or the depositary under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes than a trial by jury would have had, including results that could be less favorable to the plaintiff(s) in any such action.

Nevertheless, if this jury trial waiver provision is not permitted by applicable law, an action could proceed under the terms of the deposit agreement with a jury trial. No condition, stipulation or provision of the deposit agreement or ADSs serves as a waiver by any owner or holder of ADSs or by us or the depositary of compliance with any substantive provision of the U.S. federal securities laws and the rules and regulations promulgated thereunder.

The deposit agreement also provides that ADS holders and the depositary have the right to elect to have any claim against us arising out of or relating to our class A ordinary shares, ADSs, ADRs or the deposit agreement settled by arbitration in New York, New York rather than in a court of law, and to have any judgment rendered by the arbitrators entered in any court having jurisdiction. The arbitral tribunal in any such arbitration would not have the authority to award any consequential, special, or punitive damages or other damages not measured by the prevailing party’s actual damages and may not make any ruling, finding or award that does not conform to the provisions of the deposit agreement. The deposit agreement does not give us the right to require that any claim, whether brought by us or against us, be arbitrated. The optional arbitration provision does not apply to claims under federal securities laws or claims other than in connection with our initial public offering or public offering of ADSs in November 2020.

We are a “controlled company” within the meaning of the New York Stock Exchange’s corporate governance rules and, as a result, will rely on exemptions from certain corporate governance requirements that provide protection to shareholders of other companies.

We are a “controlled company” as defined under the New York Stock Exchange’s corporate governance rules because Mr. ZUO Hui, our founder and chairman of the board of directors, beneficially owns more than 50% of our total voting power. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands company listed on the NYSE, we are subject to the NYSE listing standards, which require listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
•	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
•

the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

•	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each fiscal year. In addition, we intend to continue to publish our results on a quarterly basis as press releases, distributed pursuant to the rules and regulations of the NYSE. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you were you investing in a U.S. domestic issuer.

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors owning the ADSs or our class A ordinary shares.

A non-U.S. corporation, such as our company will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets.

Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are treated as a PFIC for any taxable year during which a U.S. investor held an ADS or a class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NYSE, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

Item 4.        Information on the Company

A.History and Development of the Company

We commenced operations in 2001 through Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, which was founded in September 2001 by Mr. ZUO Hui, our founder and chairman of the board of directors. Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. From November 2016 to January 2017, we restructured Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated the financial service business, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, we incorporated Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, to conduct operations related to value-added telecommunication services.

Along with the launch of our Beike platform, we incorporated KE Holdings Inc. in the Cayman Islands in July 2018 as our holding company. From July 2018 to June 2019, KE Holdings Inc. established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike (Tianjin) Investment Co., Ltd., or Beike Tianjin, Jinbei (Tianjin) Technology Co., Ltd., or Jinbei Technology, Beike Jinke (Tianjin) Technology Co., Ltd., or Beike Jinke, and Beike (China) Investment Holdings Limited, or Beike Investment, all of which are our wholly-owned PRC subsidiaries (collectively, “WFOEs”). Through a series of transactions, most of the original subsidiaries and all of operating branches of Beijing Lianjia have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries.

As part of the reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders’ affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of KE Holdings Inc., as applicable, substantially in proportion to their respective equity interests in Beijing Lianjia and Yiju Taihe prior to the reorganization. Further, through a series of reorganization transactions, KE Holdings Inc. obtained control over Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements.

In July 2020, we effected a 5-for-1 share subdivision, following which each of our issued and unissued ordinary shares and preferred shares was subdivided into five ordinary shares and preferred shares, respectively.

On August 13, 2020, our ADSs commenced trading on the NYSE under the symbol “BEKE.” We raised, from our initial public offering and from the underwriters’ full exercise of option to purchase additional ADSs, approximately US$2,359 million in net proceeds after deducting underwriting commissions and the offering expenses payable by us.

In November 2020. we completed a registered follow-on public offering of our ADSs, raising approximately US$2,323 million in net proceeds after deducting underwriting commissions and discounts and the offering expenses payable by us, upon the underwriters’ full exercise of option to purchase additional ADSs.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance business and certain other businesses, our WFOEs entered into a series of contractual arrangements, as amended and restated, with Beijing Lianjia, Tianjin Xiaowu and Yiju Taihe (collectively, “VIEs”), respectively, through which we obtained control over the VIEs. As a result, we are regarded as the primary beneficiary of the VIEs and their subsidiaries. We treat them as our consolidated affiliated entities under U.S. GAAP, and have consolidated the financial results of these entities in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to our variable interest entity structure, please see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with our VIEs and their Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

Our principal executive offices are located at Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing 100086, People’s Republic of China. Our telephone number at this address is +86 10 5810 4689. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, PO Box 10240, Grand Cayman KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC on www.sec.gov. You can also find information on investors.ke.com. The information contained on our website is not a part of this annual report.

B.Business Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. In 2020, we generated a GTV of RMB3,499.1 billion (US$536.3 billion) and facilitated over 3.6 million housing transactions on our platform. As of December 31, 2020, our platform had 279 real estate brokerage brands, approximately 47,000 community-centric stores and over 493,000 agents across more than 100 economically vibrant cities in China.

We own and operate Lianjia, China’s leading real estate brokerage brand and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have more than 19 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective and practical solutions.

We generate revenue mainly from fees and commissions in housing transactions and services. We have experienced substantial growth since the commencement of our operations, and our management team has a strong track record of executing our strategies. Our revenue increased by 60.6% from RMB28.6 billion in 2018 to RMB46.0 billion in 2019, and further increased by 53.2% to RMB70.5 billion (US$10.8 billion) in 2020.

Our Platform

We launched our Beike platform in 2018, an open platform for participants in the residential real estate industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, to enjoy smooth housing transactions with high-quality real estate brokerage brands, stores and agents. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers and financial institutions to benefit from our data insights and technology as well as extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our platform participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric store network, data insights and technology applications, financial services, training and recruiting programs and transaction service centers.

Below is a diagram illustrating the composition and structure of our platform:

Our service offerings to platform participants mainly include:

●	To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of housing customers. These services primarily belong to three categories: (1) brokerage services relating to existing and new home sales and home rentals; (2) signing-to-closing support and financial services that include secure payment, escrow, mortgage facilitation services, title clearance and guarantee, bridge loans and other financial solutions; and (3) home renovation services such as interior designer referrals and home finishing and furnishing jobs. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle professionally and efficiently.

●	To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily three categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, data insights and technology, training and recruiting, signing-to-closing service, among other things; (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion, and (3) financial services such as business loans to help in the day-to-day management of the businesses.
●	To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include brokerage services, sales planning, reception services, online marketing as well as innovative tools.

We have three main revenue streams, namely existing home transaction services, new home transaction services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage stores in collaboration with Lianjia agents to complete transactions, (ii) from brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. In addition, we generate revenues from a variety of other home-related services, such as financial services and home renovation-related services.

As we become a more trusted platform and the relationship between our agents and housing customers deepens, we are able to extend to other service verticals that are incidental to home ownership and other ecosystem participants. We endeavor to provide one-stop solutions that address customers’ demands along the home ownership lifecycle, and we plan to further expand our service offerings and amplify the network effect of our ecosystem.

Agent Cooperation Network (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. It serves as the operating system on Beike platform that consists rules and protocols to specify roles in cooperative housing transactions and prescribe agents’ rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote cooperation and information sharing among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China’s residential real estate market and goodwill accumulated throughout our 19-year operation of Lianjia, ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles. Currently, over 70% of the existing home transactions completed on our platform involve cross-store cooperation following our ACN.

Our ACN encourages connection and collective work in conducting housing transactions by agents from both buy side and sell side on our platform. A home buyer’s initiating agent can choose to cooperate with other buy-side agents who have more relevant transaction expertise or resources, and share commissions with the agent who closes the transaction. Agents may specify the commission allocation ratio upfront or share the commission based on the pre-agreed allocation ratio automatically, via our financial services.

Through role partition and commission allocation, we make sure that agents are fairly compensated for work they have done to facilitate a successful transaction, and thereby foster a healthy yet competitive working environment. More importantly, agents who are less experienced are incentivized to learn and accumulate expertise by taking relatively easy roles in more transactions and be compensated.

To protect property information and promote healthy competition among sell-side agents, we partition the geographic areas based on urban development and store distribution so that agents can become experts of the properties in their vicinity. A brokerage store has the right to manage existing home listings in vicinity of the store and act as sell-side agents for those listings. For buy-side agents, if their customers have intentions to buy homes in other regions, they can obtain a portion of the commission on completed transactions by recommending their housing customers to agents in the desired regions.

Platform Governance Mechanisms

We implement detailed rules to incentivize agents to follow our ACN and stick to the high standards of professionalism in service delivery, and offer them privileged access if they perform well. We have implemented platform governance mechanisms to encourage compliance with our ACN such as Beike score which indicates the agent’s performance and service quality to encourage more proactive cooperation and behaviors on our platform.

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents’ operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and big data analysis. As of December 31, 2020, we had approximately 3.7 million authentic property listings for existing home sales.

Modules in Our Infrastructure

Based on our ACN, we have been constantly building various modules to supplement our infrastructure that serves participants on our platform. Examples of modules include SaaS systems for agents and store managers, Beike front end for housing customers, data insights and applications as the foundation of our platform, virtual reality technology that benefits agents, housing customers and real estate developers, community-centric store network that serves housing customers offline, payment solutions tied to electronic wallets that enable secure online and offline transactions, transaction service centers that streamline the transaction process for agents and housing customers, title clearance and escrow services that effectively help with closing, as well as agent development and recruiting services for agents and store managers. Together with ACN, these modules form integral parts of our infrastructure supporting various phases of housing transactions and other home-related services offered on our platform.

SaaS Systems

We empower agents and brokerage stores through our SaaS systems, which incorporate the cooperation mechanisms that we envision in ACN and many other tools and functions relating to housing transactions and services. We implement A+ SaaS system for connected brokerage stores and agents and Link SaaS system for Lianjia personnel. Link SaaS system includes functional support for our internal operation and is otherwise substantially the same with A+ SaaS system. Assisted by the SaaS systems in their day-to-day work, agents and store managers can seamlessly follow our digitalized and standardized housing transaction process. Agents and store managers can access the cloud-based SaaS systems conveniently through desktop application, website, or mobile application.

Beike Customer Front End

Our Beike customer front end, including ke.com website, Beike apps, Beike Weixin mini program, offers housing customers relevant housing transaction resources and guide them along their journey to make an informed housing transaction decision.

We believe that the authentic and extensive property listings on our platform form the foundation for high-quality customer services and successful transactions. Housing customers can easily access abundant existing and new home listings and rental listings through our ke.com website, Beike apps, and Beike Weixin mini program. Property listings can be filtered by neighborhood, price, number of rooms, floor area and other attributes.

For existing home listings, customers can view visual presentations including virtual reality or pictures, floor plans, certificate of the brokerage store, comments from agents on the listing and past transaction history in the same neighborhood. Additionally, for new home projects, we provide an introduction to floor plans offered by the projects, updates relating to the sales, comments from agents and discussion among other housing customers. For rental listings, we also specify facilities and furniture provided by the landlord and details of rent, commission and deposit, and display a draft contract for reference. In addition, we include neighborhood data extracted from our Housing Dictionary, such as transportation, education, healthcare and entertainment resources and other services, so that housing customers can take these into consideration.

We display information of agents under property listings and customers may initiate inquiries through instant messaging or phone calls with one click. We have built individual profiles for agents so that customers can view the agents’ names and titles, employment history, transaction records, awards, and ratings and reviews from past customers. In addition, we display Beike score of the agents and percentile on our platform, which generally represents service quality of the agents. Capitalizing on the large agent base on our platform, we are able to serve housing customers in a timely and efficient manner.

Our Community-centric Store Network

Property transactions are generally high in value and involve high-risk, which requires substantial information analysis and research prior to consummation. Unlike a click-and-buy product, every residential property is unique in various aspects, such as location, property features, conditions and age, resulting in different values. Convenient accessibility and abundant local insights and knowledge on the community often carry heavy weights when housing customers select real estate brokerage agents in housing transactions. Furthermore, as China is a populous country, residential communities with high population density are prevalent in urban areas. Focusing on community outreach and engagement, community-centric stores serve as convenient access points for local walk-in housing customers and as tangible offline touchpoints of our platform.

In recent years, an increasing number of stores on our platform start to offer complimentary convenience services, such as printing, charging, and internet browsing, to community residents. Through these high-frequency interactions, our agents are able to build connections with housing customers, which not only generates effective housing transaction leads, but also positions us well for other home-related services, such as home renovation, real estate financial service and community services.

Professional Development and Support

As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents on our platform through trainings and online courses. We have established a comprehensive training system designed to improve the operational efficiency of the agents on our platform, to further develop talents in senior positions and promote professionalism of real estate brokerage store owners and to assess competency, promote professionalism and ensure service quality. We also increasingly use AI tools to improve the training effectiveness.

Signing-to-closing Support and Financial Services

Through collaboration between our online and offline transaction centers and Beike Financial, our financial services business unit, we offer comprehensive signing-to-closing transaction support and financial services to our housing customers. These services include secure payment, escrow, mortgage services, title clearance and guarantee, bridge loans and other financial solutions in various scenarios.

We operate our own risk management team for real estate financial services offered on our platform. Leveraging complex and advanced technologies such as big data analytics and machine learning algorithms, we have developed our risk models based on our rich and extensive data. These models can be used in assessing credit risks for different types of financial services we offer, such as bridge loans, guarantee services and home renovation loans. Our models are continuously refined by our risk analysis team using the latest available performance observations to ensure their effectiveness. We also utilize data from external credit reports to supplement our risk analysis.

Other Modules

The modules in our infrastructure also include our data insights and applications, as well as virtual reality and other technologies. See “—Data Insights and AI Applications” and “—Our Technology and Research and Development—RealSee Virtual Reality (VR).”

Housing Customers on Our Platform

Our housing customers include home buyers and sellers, landlords and tenants. We built Beike customer front end to provide housing customers with mobile and online access to our housing transaction brokerage services, property listings with rich visual presentations and other comprehensive home-related information. We also provide financial services to customers to achieve smooth negotiation with financial institutions.

Through our infrastructure and platform, we address housing customers’ demands on existing and new home sales and home rentals. We provide brokerage services through offline agent and brokerage store network as well as Beike online customer front end.

Leveraging close connection between our agents and housing customers, we started to provide home renovation, re-modeling, and home furnishing services to our customers. We actively explore our customers’ needs for home renovation through our Beike customer front end, brokerage stores, and experience centers. Customers may browse through portfolios of various independent interior designers on Beike Renovation mobile app. We cooperate with qualified and strictly selected contractors and directly control the supply chain. We purchase customized supplies, distribute and deliver the supplies through our own supply chain, and manage construction teams to execute the work. We also use VR to virtually show our customers what their homes will look like in the future through RealSee VR technology, which features an extremely realistic experience. In facilitating home renovation transactions, our platform is able to display a wide variety of possible design plans, better match customers with qualified and appropriate interior designers and encourage healthy competition among interior designers, contractors and suppliers, which we believe lead to enhanced customer experience.

Real Estate Brokerage Brands on Our Platform

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2020, there were over 493,000 agents and approximately 47,000 community-centric brokerage stores on our platform, representing 279 real estate brokerage brands. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

Lianjia

We started to operate real estate brokerage business under “Lianjia” brand in existing home sales market in 2001. Through Lianjia, we provide brokerage services to housing customers, offer marketing and sales services to real estate developers for new home sales and extend brokerage business to home rentals. Leveraging our strong online and offline operational capabilities, we implemented through Lianjia a series of industry “firsts” and successfully developed rules, operational know-hows, data and technology systems that resulted in superior service quality and efficiency. Housing Dictionary was launched on Lianjia in 2008 and we have been compiling, analyzing and mining property data ever since. Lianjia pioneered the migration from offline to online through launching Lianjia.com in 2010 and building its own Link SaaS system ahead of our peers. Lianjia also established the prototype of ACN in 2011, which we tested and refined before rolling out on Beike.

We screen and recruit high-quality agents on Lianjia and train them to provide efficient and professional services to housing customers. Lianjia has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses. Approximately 44.4% of Lianjia agents were college graduates or above as of December 31, 2020. In particular, approximately 49.6% of Lianjia agents in Beijing and approximately 61.9% of Lianjia agents in Shanghai were college graduates or above as of December 31, 2020.

As of December 31, 2020, Lianjia had approximately 139,000 agents, including agents employed by us and from labor dispatching or outsourcing agencies, and approximately 7,800 offline brokerage stores across 29 cities in China. As of December 31, 2020, Lianjia had approximately 27,000 and 21,000 agents, as well as approximately 1,400 and 1,000 brokerage stores, in Beijing and Shanghai, respectively.

Relationship between Lianjia and Beike

Capitalizing on our unparalleled industry know-hows and scalable infrastructure that we have established during our operation of Lianjia, we established Beike platform in 2018 to open our solutions to other qualified brokerage brands, stores and agents. Today, Lianjia is the most recognized and influential brand on Beike platform. In Beijing and Shanghai, where Lianjia has established significant market penetration, Lianjia is currently the only real estate brokerage brand with presence on Beike platform to guarantee high-quality customer services and strengthen market-leading positions in these two markets.

In cities other than Beijing and Shanghai, many other real estate brokerage brands have joined our platform because of Lianjia’s proven track record and market leadership. Lianjia complies with qualifications and rules that we consistently implement on Beike platform just like other brokerage brands and is subject to a higher standard in many cases, such as the education level of its agents and number of agents per store.

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2020, our platform connected 278 real estate brokerage brands other than Lianjia, which operated approximately 39,000 brokerage stores with approximately 354 thousand agents. As of December 31, 2020, approximately 81.5% of the existing home listings on our platform were posted by agents affiliated with connected stores, including stores operated by our franchise brand Deyou and in 2020, over 58% of the GTV on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

We generally enter into cooperation agreements with other brokerage brands. Under these agreements, we offer the brokerage brands access to the authentic property listing inventory and modules on our platform. The brokerage brands, in return, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure depending on the depth of cooperation. The cooperation agreements also specifically allocate responsibilities between the brokerage brands and us so that we are not responsible for the lawsuits and disputes arising from the brokerage brands’ business activities.

Deyou

We own Deyou brand, which is offered under a franchise model for connected brokerage stores that seek for the branding effect and access to solutions offered by Beike platform. Participating brokerage stores can reduce their operating cost, increase business efficiency and productivity, enhance exposure to updated market news and industry trends, gain access to extensive authentic property listing inventory and be referred to high-quality customer leads on Beike platform. They are able to keep the culture of being a small team while enjoying the full-fledged infrastructure of a tremendous platform and cooperating within our extensive store network.

Cooperation with Real Estate Developers

We are gradually favored and trusted by real estate developers to facilitate an increasing number of new home sales in China. The number of new home projects on our platform increased from 3,486 as of December 31, 2018 to 7,769 as of December 31, 2019, and further to 8,639 as of December 31, 2020. We empower real estate developers with our comprehensive and effective infrastructure and transform their interaction with housing customers through advanced technology, such as VR property showing.

We have various cooperation methods with real estate developers. For example, we enter into strategic cooperation with big real estate developers to get favorable terms for facilitating the sales of their new home projects. We also have local business development teams that directly cooperate with individual new home projects under various cooperation modes. For new home sales facilitated by us, the real estate developer typically pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment.

Data Insights and AI Applications

Our platform generates a significant amount of data from historical property data accumulation, interactions on our platform, and transactions that we facilitate. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These data provide us with valuable insights and help us provide customized products and services, match agents with listings, housing customers, and facilitate transactions.

Our Data Foundation

Our proprietary data processing system is the foundation of our business. Our system delivers speed and scalability, providing data and analytics support across the products and services on our platform. We have optimized our database structure to make it more suitable for artificial intelligence and machine learning processes. Our data mainly include Housing Dictionary, Housing customer profiles, Agent modeling and Topological data on properties, agents and housing customers.

Housing Dictionary. We launched Housing Dictionary in 2008 and have been building it for over a decade. It encompasses a wide range of home-related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2020, our Housing Dictionary covered approximately 240 million properties, 4.9 million landscape maps, 5.1 million buildings and 10.7 million building units in over 587,000 communities located in approximately 332 cities across 33 provinces in China. Agents on our platform can browse information relating to their own cities in Housing Dictionary through our SaaS systems. Agents can supply new property information or raise amendment through mobile app, Weixin mini program and other entrances. Through Housing Dictionary, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property data and past transaction history.

Artificial Intelligence (AI) Applications

We have optimized our database structure to make it more suitable for artificial intelligence and machine learning processes. In addition, we have provided some of our AI applications to other ecosystem participants.

Examples of the AI applications on our platform include Beike’s Pick, intelligent search and prediction, user profiling and personalization, textual and speech assistant, floor plan analysis, authentic property listing monitoring, and financial credit analysis and credit scoring.

Beike’s Pick. We have deployed Beike’s Pick that recommends high-quality property listings to housing customers based on a rating system that considers factors such as property features, property viewing history, and property showing records. Based on housing customers’ profiles, we are able to predict their interests on Beike’s Pick properties with high accuracy and push the listings to their agents. In general, property listings on Beike’s Pick enjoy more exposure on our platform, resulting in faster transaction decision, shorter transaction period and higher conversion rate.

Our Technology and Research and Development

Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, title clearance and escrow, financial services and closing management. We have developed our data and artificial intelligence (AI) technologies specifically to increase business operational efficiency on our platform and of our agents. See “—Data Insights and AI Applications.” Our platform also provides agents, real estate developers, and housing customers with access to advanced virtual reality options to enrich customer experience.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB671 million, RMB1,571 million and RMB2,478 million (US$380 million) in research and development in the years ended December 31, 2018, 2019 and 2020, respectively.

Our research and development team includes big data engineers that monitor and build our database and data processing systems, AI algorithm engineers that conduct modeling and algorithm research, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of our platform, platform development engineers that develop and implement products and services on our platform, virtual reality engineers that specialize on RealSee virtual reality products, and engineers that build systems and products to support our financial services.

Technological Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operational efficiency. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale.

RealSee Virtual Reality (VR)

We introduce VR experience to the housing transactions and services industry in China. We started to research on VR technology from as early as 2015 and built our VR lab in early 2016. We believe that the power of VR technology can help agents grow their business, get more housing customers, and deliver top-level services, especially when a growing number of housing customers start their housing transaction journeys by searching properties online. In addition, interactions between agents and housing customers during VR property showing sessions are digitalized and recorded, which can be used for agents’ personalized training and skill improvement in a timely manner.

We believe that our RealSee VR technology has already been transforming the way the housing transactions and services industry functions. Typically, customers physically visit multiple properties before deciding on the one they want, which is inconvenient, expensive and time consuming. RealSee VR technology allows home buyers to virtually visit properties without leaving their couches and move within the properties by clicking on special hotspots in the interface. We offer our housing customers three-dimensional walkthroughs of properties along with on-demand real time explanation from our agents using Beike customer front end. We have also rolled out VR sales offices for new home projects where customers can check out virtually staged prototype homes and connect with our guiding agents with one click. In 2020, we had approximately 1.29 billion views of VR property showings, and our housing customers have aggregately spent 59 million hours on VR property showing.

Technology for Financial Solutions

We have developed cutting-edge technology to power the financial services on our platform. The core of our financial technology lies in our electronic wallets built in eHomePay. Capable of handling money transactions with high frequencies and value on our ecosystem, the electronic wallet is essentially a robust system that digitally transfers, clears and settles money in a stringent financial accounting manner.

Our Environmental, Social and Governance (ESG) Initiatives

We believe our continued growth rests on integrating ESG values into our business. With the unprecedented challenges brought by the climate change and the COVID-19, we become more active in assuming social responsibilities and keep bringing innovations to better serve everyone in our society. We remain steadfast in our efforts to minimize the impact on the environment and continue to integrate ESG-oriented strategies into our business. We contribute to a wide range of ESG initiatives by fully leveraging our online and offline network as well as resources available. Our goal goes beyond profits more than ever. Looking forward, we will continue to create values for our stakeholders while achieving economic outcomes. We plan to publish an ESG report in 2021 in which you may find more details about our ESG initiatives.

Environmental Sustainability Initiatives

We aim to run our business in an environmentally responsible way, We promoted and introduced water-saving, energy-saving and paper-saving actions in all of our work place. Innovative technologies, such as AR/VR, are also used for energy conservation and greenhouse gas reduction.

We are committed to supporting non-profit organizations devoted to protecting the environment. Through Beijing Lianjia Public Welfare Foundation, a charitable organization established in 2018 where we act as the founding sponsor, we provide funds to charitable organizations in various areas. We are currently supporting three influential environmental organizations, including: (i) a leading research center dedicated to connecting and analyzing environmental data, building information platforms on environmental protection and promoting green decision-making in government policies and business activities; (ii) a non-profit organization devoted to combating pollution through applying ecological data analytics and promoting public participation; and (iii) a long-standing non-profit organization dedicated to water protection and resource management that has conducted lots of field work.

Social Responsibility Initiatives

We recognize our responsibility in bringing improvements to the society where we live and work. As we believe that the foundation of real estate brokerage services is the communities of which our brokerage stores are an integral part, we give back to the communities through a series of initiatives to effectuate our belief.

Poverty relief and rural development. We are committed to providing charitable contributions to the underserved communities in China, many of which are in rural areas. We hope to leverage the power of our platform to address the living needs of these communities and offer localized and effective solutions. As of December 31, 2020, we contributed more than RMB51 million to the initiatives related to poverty relief and rural development and RMB2 million for community charity.

College Entrance Examination rest area. To support the community members’ efforts in pursuing higher education, we launched the initiative in 2015 to offer comprehensive services and modify our stores as rest areas during the two or three-day period of the National College Entrance Examination in China.

Initiatives to Support the COVID-19 Campaign

We believe it is our responsibility to stand out in difficult times and our commitment to society is embodied in our efforts during the COVID-19 outbreak. We proactively supported China’s nationwide efforts to contain the spread of COVID-19 and launched a variety of initiatives to combat the pandemic. To promote better corporate governance, we formed an emergency committee to lead our efforts promptly after the outbreak. We also prioritized the well-being of our employees and the real estate agents on our platform by enforcing daily health checks and encouraging working-from-home arrangements to reduce the risk of contracting the disease to the extent possible. In addition, we launched free online courses on maintaining productivity in times of adversity.

At the same time, we took responsibility to support the communities. We made an RMB10 million donation to the China Red Cross Foundation to fund purchases of negative pressure ambulances, and donated face masks to a city in Hubei Province that suffered severely from COVID-19. Our local branches also provided monetary support and supplies and organized fund-raising events to support the campaign. Moreover, to utilize our nationwide store network, we encourage the brokerage stores on our platform to reach out to the anti-disease authorities in the communities to offer support, such as conducting body temperature checks and disinfecting public areas. We also established an initiative to organize emergency service centers in the communities to distribute supplies and receive packages. We believe our supportive efforts in this special time strengthened our ties with the communities we serve and consolidated our long-standing value in being socially responsible.

Privacy and Data Security

We attach paramount importance to the protection of the personal privacy of our housing customers. To ensure the confidentiality and integrity of our data, we maintain a comprehensive and rigorous data protection program. We gain access to vast amounts of behavioral data through housing transactions completed on our platform and we encrypt and store the data on our own and third-party cloud servers, which are protected by state-of-the-art anti-hacking measures and firewalls. We collect housing customer information only with their consents. We connect housing customers with suitable agents and, other than masked contact information, we do not provide housing customers’ personal identifiable information to any agent at initial stage. We also implement strict anti-spam measures in our ACN to make sure that our housing customers are not harassed.

We deploy a variety of technical solutions to prevent and detect risks and vulnerabilities in user privacy and data security, such as encryption, firewall, vulnerability scanning and log audit. For instance, we store and transmit all customer data in encrypted formats and have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record all attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests. We also have clear and strict authorization and authentication procedures and policies in place. Our employees only have access to data which is directly relevant and necessary to their job responsibilities for limited purposes and are required to obtain authorization upon every access attempt.

Additionally, we are even more stringent with our privacy and data controls on financial data. We have an independent financial data security team that develops additional technical solutions to safeguard our customers’ data. We also use write-once-read-many, or WORM, architecture for financial applications, especially in our electronic wallets, to ensure that data are always logged and never re-written or erased. These methods, along with algorisms that cross-validate any exchange of money, ensure that our customers’ money is safe and protected.

Marketing and Branding

We promote our platform and enhance brand awareness through a variety of online and offline branding and business development activities. We cooperate with websites and mobile apps, particularly popular search engines and social media platforms, for online and mobile marketing. We also conduct offline marketing primarily in the form of promotional events, posters, and television commercials.

We believe that our high-quality real estate brokerage services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from housing customers through facilitating housing transactions, they often refer us to their families, friends and social acquaintance, or return to our platform when they have other home-related needs, be it home rentals, renovation or other services.

Intellectual Property

As of December 31, 2020, we had 611 patents registered and 896 pending patent applications. We also owned 3,290 registered trademarks, copyrights to 407 software programs developed by us relating to various aspects of our operations, and 80 registered domain names, including ke.com and Lianjia.com.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights.

Competition

The housing transactions and services industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for value-added services related to housing transactions.

We believe that we are strategically positioned in China’s housing transactions and services industry and we compete with others primarily on the following factors: (i) the ability to build and expand our integrated online and offline platform for housing transactions and services; (ii) the amount and authenticity of property listings on our platform; (iii) the ability to further develop the industry infrastructure to enhance efficiency and customer experience; (iv) the superior service quality of our platform as well as the agents on our platform; (v) our brand recognition and reputation; and (vi) our ability to develop advanced technologies and utilize such technologies in housing transactions and services.

Insurance

In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risk Factors Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

Regulation

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress on March 15. 2019 and has taken effect since January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law implements the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council. According to the Foreign Investment Law, the State Council shall promulgate or approve a list of special administrative measures for access of foreign investments, or the Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the Negative List for making investment in “restricted” industries.

In addition, the Foreign Investment Law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, the Foreign Investment Law provides that foreign-invested enterprises established prior to the effectiveness of the Foreign Investment Law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council further issued the Regulations on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restate certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Act of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise.

On June 23, 2020, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2020 version), or the Negative List, which took into effect on July 23, 2020. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and took into effect on January 27, 2021. Industries not listed in the Negative List and Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by the Ministry of Commerce, on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. However, as the PRC Foreign Investment Law has taken effect, the Ministry of Commerce and the SAMR jointly approved the Foreign Investment Information Report Measures, or the Information Report Measures, on December 19, 2019, which has taken effect since January 1, 2020. According to the Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises, foreign investors or foreign invested enterprises shall report their investment related information to the competent local counterpart of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

The NDRC and the PRC Ministry of Commerce jointly promulgated the Measures for the Security Review of Foreign Investment, or the Security Review Measures on the Foreign Investment on December 19, 2020, which came into effect on January 18, 2021. Pursuant to the Security Review Measures on the Foreign Investment, the NDRC and the PRC Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. The Security Review Measures on the Foreign Investment define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. It further require that foreign investors or their domestic affiliates to apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations on Real Estate Brokerage Business and Real Estate Agency Enterprises

Pursuant to the PRC Urban Real Estate Administration Law, the real-estate agencies include real-estate brokerage agencies. Real estate agencies are required to have: (a) their own names and entities; (b) fixed premises to offer services; (c) necessary property and fund for operation; (d) adequate number of professionals; and (e) other conditions stipulated by laws and administrative regulations. To establish a real estate brokerage agency, one shall apply for incorporation registration of such real estate brokerage agency with the competent local AMR to obtain its business license before opening its business operation.

Specifically, the real estate brokerage business in China is primarily governed by the Real Estate Brokerage Administrative Measures, which was jointly promulgated by the MOHURD, the NDRC and the Ministry of Human Resources and Social Security on January 20, 2011 and amended on April 1, 2016. Pursuant to the Real Estate Brokerage Administrative Measures, the real estate brokerage business refers to the activities of providing intermediary and agency services to and collecting commissions from clients by real estate brokerage institutions and real estate brokers for purpose of promoting real estate transactions. To qualify as a real estate brokerage institution, an entity and its branches shall have a sufficient number of qualified real estate brokers and file with the local counterpart of the MOHURD within 30 days after obtaining its business license. The real estate brokerage services shall be uniformly undertaken by real estate brokerage institution, with the service remunerations collected by the agencies collectively. Branches shall undertake businesses in the name of the parental real-estate agencies. Individual real estate brokers are not allowed to undertake real estate brokerage services in his/her own behalf. In addition, real estate brokerage entity which provide real estate brokerage services such as providing real estate information, on-site house viewing, and contract drafting shall enter into written real estate brokerage service agreements with their clients. Real estate brokerage agencies shall not charge any fee that is not published to the public and shall not use false or misleading price contents and other pricing technique to cheat on clients. Furthermore, real estate brokerage institutions and brokers must not: (a) counterfeit and disseminate the pricing information, or collude with real-estate developers or operators to reserve premises for higher price and manipulate the market price; (b) conceal the real housing transaction information from the interested parties, and earn price discrepancies between lower buy-in price and higher sell-out (rent) price; (c) solicit business through improper means such as concealing, fraud, coercing or bribing, or lure/force real estate buyers into transaction; (d) disclose or improperly use the personal information/business secret of real estate buyers to seek unjust profits; (e) for illegal purposes such as evasion of property transaction tax, sign contracts of different prices for the same house; (f) change the internal structure of the house and divide them for rental; (g) embezzle and misappropriate the property transaction capital; (h) buy or rent his/her own agented house; (i) offer brokerage services with respect to indemnificatory houses that are not permitted to be sold or prohibited-for-sales houses; and (j) conduct other behaviors prohibited by laws and regulations.

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the MOHURD, NDRC, MIIT, People’s Bank of China, SAT, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments undertake enhanced regulation of real estate brokerage institutions. Real estate brokerage institutions are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the competent real-estate department and prepare specification of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appoints. Property information shall be removed within 2 working days upon its sale or rental.

According to the Circular on Preventing Operating Loans from being Illegally Flowed into Real Estate Sector as jointly issued by the MOHURD, the PBOC and the CBIRC on March 26, 2021, banking financial institutions are required to formulate a “White List” of intermediary agencies and shall not cooperate with any intermediary agency which assists any borrower to illegally obtain operating loans. In addition, this circular also prohibits real estate agencies from providing any consultations or services related to financial products of operating loans which are guaranteed by the buyer’s real estate and inducing any buyer to illegally use the funds from operating loans. When providing the real estate brokerage services, real estate agencies shall request home buyers to undertake in writing that they do not misuse operating loans to fund the housing transactions. The local branches of the MOHURD will also establish a “Black List” to record the offending real estate agencies and real estate brokers, and will regularly disclose cases of violations.

Regulation Related to Value-Added Telecommunications Services

Regulation on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, or the Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under the Telecommunications Regulations, a telecommunications service provider is required to procure operating licenses from the MIIT or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in June 2017, or the Telecom License Measures, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, or the VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain a cross-region VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003 and last amended by the MIIT on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services. The “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a VATS License for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Internet Content Measures, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. The Internet Content Measures requires that a provider of commercial internet information services shall obtain a VATS License for internet information services. The Internet Content Measures further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

Regulation on Foreign Investment Restriction on Value-Added Telecommunications Services

According to the Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i)PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii)value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii)each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv)all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulations Related to Mobile Internet Applications

In June 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which became effective on August 1, 2016. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the internet.

Pursuant to the Mobile Application Administrative Provisions, an internet app program provider must verify a user’s mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An internet app provider must not enable functions that can collect a user’s geographical location information, access user’s contact list, activate the camera or recorder of the user’s mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant app programs, unless it has clearly indicated to the user and obtained the user’s consent on such functions and app programs. In respect of an internet app store service provider, the Mobile Application Administrative Provisions require that, among others, it must file a record with the local authority within 30 days after it rolls out the internet app store service online. It must also examine the authenticity, security and legality of internet app providers on its platform, establish a system to monitor app providers’ credit and file a record of such information with relevant governmental authorities. If an app provider violates the regulations, the internet app store service provider must take measures to stop the violations, including giving a warning, suspension of release, withdrawal of the app from the platform, keeping a record of the incident and reporting the incident to the relevant governmental authorities.

Regulations on Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was further amended on October 26, 2018. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the State Administration for Industry and Commerce (currently known as the SAMR) issued the Interim Measures on the Administration of Online Advertising, or the Internet Advertising Measures, which came into effect on September 1, 2016. The Advertising Law and the Internet Advertising Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The Internet Advertising Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the Internet Advertising Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

Regulations Related to Financing

Regulations Related to Online Payment

On June 14, 2010, the PBOC issued the Administrative Measures on Non-Financial Institution Payment Service and its implementing rules, which set forth the basic regulatory requirements for payment market entry. According to the Administrative Measures on Non-Financial Institution Payment Service, non-financial institution payment service shall mean any of the following monetary asset transfer services provided by non-financial institutions as an intermediary between the payor and the payee: (i) online payment; (ii) pre-payment card issuance and receipt; (iii) bank card acceptance; (iv) other payment services as specified by the PBOC. Pursuant to the Administrative Measures on Non-Financial Institution Payment Service, non-financial institution which provides payment services shall obtain a payment business license to become a payment institution. No non-financial institution or individual shall engage in payment services without the PBOC’s approval either expressly or in disguise.

On July 13, 2012, the PBOC issued a Circular on the Establishment of Payment Institution Supervision and Report System, or Circular 176, which requires the payment institutions to submit annual self-evaluation report. Circular 176 also includes a list of major payment institutions as its attachment. On June 7, 2013, the PBOC further issued the Administrative Measures for Deposit of Clients’ Reserves of Payment Institution, or the Administrative Measures of Reserves. According to the Administrative Measures of Reserves, clients’ reserves shall mean the cash that payment institution received from its clients to be paid to the payee. Such reserves shall be fully deposit to the special reserve account opened at the qualified bank for keeping such reserve. The reserve can only be used for the payment business requested by the clients and any entity, individual cannot use, misappropriate, or borrow such reserve or use it as a guarantee.

On December 28, 2015, the PBOC issued the Administrative Measures for Internet Payment Services of Non-Bank Payment Institutions, or the Online Payment Administrative Measures. Pursuant to the Online Payment Administrative Measures, online payment services shall mean activities where a payor or payee initiates a remote payment instruction via public network information system from its computer, mobile terminal or other electronic devices and, without interaction between the electronic device of the payer and the exclusive device of the receiver, and where the payment institution provides money transfer services between the payee and the payor. A payment institution shall obtain an online payment service permit before engaging in the online payment business. Payment institutions licensed for Internet payment services may, open a payment account for the client as requested at his or her own discretion. Payment institutions only licensed for providing mobile payment, landline payment or digital television payment services shall not open payment accounts for clients. Payment institutions shall fully warn their clients about the potential risk of online payments and provide necessary safety education and risk warning before processing the online payment services. Payment institutions shall establish and perfect their risk reserve procedures and a transaction compensation procedure, and shall protect the legitimate rights and interests of their clients by compensating in full amount of the losses of their clients if such losses cannot be effectively proved to be caused by the clients. In addition, a payment institution shall also provide transaction record search service for their clients for free through websites with legal and independent domain names and uniform service hotline for clients to search transaction records of at least the last year.

Beijing Ehomepay Technologies Co., Ltd., one of the subsidiaries of our consolidated affiliated entities, has obtained the license for non-financial institution payment service covering online payment service.

Regulations Related to Micro Credit Business

According to the Guiding Opinion on the Pilot Operation of Micro Credit Companies, or the Guiding Opinion, which was promulgated by the CBIRC and the PBOC on May 4, 2008, a micro credit company is a company that specializes in operating a micro-loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a micro credit company is subject to the approval of the competent government authority at the provincial level. The provincial governments may launch the pilot operation of micro credit companies within their prefectural regions if they could designate a competent department, financial affairs office or other relevant institutions to be responsible for the supervision and administration of micro credit companies and willing to take responsibility for handling the micro credit companies’ risks.

Based on the Guiding Opinion, many provincial governments, including that of Beijing, promulgated local implementing rules on the administration of micro credit companies. In January 2009, the General Office of the People’s Government of Beijing Municipality issued the Pilot Implementation Measures of Micro Credit Company of Beijing, which specifies the requirement for establishment and operation of micro credit companies in Beijing. According to this regulation, establishment of a micro credit company in Beijing is subject to the prior approval of the finance regulatory authority of the municipality. Besides, the funds of the micro loans provided by the micro credit company shall be limited to the capital contributions or donations of its shareholders, funds provided by no more than two banks and other funds as approved by the authorities.

On November 21, 2017, the Internet Financing Risk Special Rectification Work Leading Team Office, or the Leading Team Office, issued a Circular on Immediate Suspension on Approval of the establishment of Online Micro Credit Enterprises, which stated that effective from November 21, 2017, no local governmental authorities shall approve any newly established online micro credit enterprises or approve any new cross-province small loan lending business for existing micro credit enterprises.

Beijing Beike Micro Credit Co., Ltd., one of the subsidiaries of our consolidated affiliated entities, has obtained the approval for its establishment as a micro credit company in Beijing.

Regulations on Financing Guarantee

In March 2010, seven governmental authorities including the predecessor of the CBIRC, the Ministry of Commerce and the Ministry of Finance, or the MOF, promulgated the Interim Administrative Measures for Financing Guarantee Companies, which requires an entity or individual to obtain prior approval from the relevant governmental authority before engaging in the financing guarantee business. A financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the borrower fails to meet its repayment obligations. On August 2, 2017, the PRC State Council promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in administrative penalties and even criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10% of its net assets, while the outstanding guarantee liabilities of a financing guarantee company shall not exceed 15% of its net assets. On April 2, 2018, the seven governmental authorities further issued four supplementary administrative measures for implementing the Regulations on the Supervision and Administration of Financing Guarantee Companies, which provide further guidance on the application for and management of financing guarantee business license, the calculation of the outstanding guarantee liabilities of the financing guarantee companies, the administration of the asset ratio of financing guarantee companies, and the business cooperation between financing banks and financing guarantee companies.

On October 9, 2019, nine governmental authorities including the CBIRC, the NDRC, the Ministry of Commerce and the MOF jointly issued another circular on the Issuance of the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, or the CBIRC Circular 37, which further clarified that residential real estate guarantee companies (centers) shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020 according to the Circular on the Issuance of the Temporary Measures on the Administration of Residential Real Estate Guarantee Business. In addition, a financing guarantee company shall include the words “financing guarantee” in its company name. The CBIRC Circular 37 also amended one of the Four Supplementary Measures by including the outstanding liabilities of residential real estate guarantee business as a factor in calculating the overall outstanding guarantee liabilities of a financing guarantee company.

Beijing Zhongrongxin Financing Guarantee Co., Ltd., one of the subsidiaries of our consolidated affiliated entities, and Shenzhen Beike Financing Guarantee Co., Ltd., one of our PRC subsidiaries have obtained the license for financing guarantee business.

Regulations Related to Insurance Brokerage

On February 1, 2018, the CIRC, the predecessor of CBIRC, promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance broker must meet the qualification requirements specified by the CIRC, obtain the approval from the CIRC and be licensed by the CIRC. Specifically, the paid-in registered capital of a cross-province insurance brokerage company must be at least RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) must be at least RMB10 million.

On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council may engage in the following insurance brokerage business within the territory of the People’s Republic of China: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; (v) other business approved by the CBIRC.

Although the insurance brokerage business is not listed under the Negative List, according to the administrative guidelines published by the CIRC, a foreign investor must satisfy the following requirements before it can invest in the insurance brokerage industry: (i) it has engaged in insurance business for more than thirty years within the territories of World Trade Organization members; (ii) it has established a representative office in China for more than two years; (iii) its total assets shall be no less than US$200 million as of the end of the year prior to its application.

Beijing Anli Insurance Brokerage Co., Ltd., one of the subsidiaries of our consolidated affiliated entities, has obtained the license for insurance brokerage business.

Regulations Related to Commercial Factoring

On June 27, 2012, the Ministry of Commerce promulgated the Notice on Pilot Scheme for Commercial Factoring, or Notice 419, along with other circulars to launch the pilot scheme for commercial factoring in Shanghai Pudong New District, Tianjin Binhai New District and certain other areas. According to the local implementation rules, a commercial factoring enterprise may be established upon approval by the local counterparts of the Ministry of Commerce or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. On May 8, 2018, the Ministry of Commerce announced that the regulatory authority of commercial factoring industry was transferred from the Ministry of Commerce to the CBIRC on April 20, 2018. On October 18, 2019, the CBIRC announced the Circular on Enhancing the Supervision and Management of Commercial Factoring Enterprises, which further emphasized that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; (iii) facilitating loans or entrusted by another person to facilitate loan.

Zhongjia Guotai Commercial Factoring (Shenzhen) Co., Ltd. and Beike (Tianjin) Commercial Factoring Co., Ltd., the subsidiaries of our PRC subsidiaries are respectively approved by the competent authorities in Shenzhen and Tianjin to provide commercial factoring services.

Regulation Related to Internet Security and Privacy Protection

Regulations Related to Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of national regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on January 13, 2006 by the Ministry of Public Security require internet service providers and organizations that use interconnection implementing technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On November 7, 2016, the Standing Committee of the National People’s Congress promulgated the Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

Regulations Related to Privacy Protection

On December 7, 2011, the MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress in 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT in 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by MIIT on October 31, 2019. On November 28, 2019, the CAC, the MIIT, the Ministry of Public Security and the SMAR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation further illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued in 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the PRC Civil Code, which came into effect on January 1, 2021, the information processor shall take technical measures and other necessary measures to protect the personal information collected and stored by it and to prevent any information from being leaked, falsified and lost. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The duration of a patent right is either 10 years or 20 years from the date of application, depending on the type of patent right.

Copyright

Copyright in the PRC, including copyrighted software, is principally protected under the Copyright Law of the PRC and related rules and regulations. Under the Copyright Law, the term of protection for copyrighted software is 50 years. The Regulation on the Protection of the Right to Communicate Works to the Public over Information Networks, as most recently amended on January 30, 2013, provides specific rules on fair use, statutory license, and a safe harbor for use of copyrights and copyright management technology and specifies the liabilities of various entities for violations, including copyright holders, libraries and internet service providers.

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration, or the NCA administers software copyright registration and the CPCC, is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark office of National Intellectual Property Administration under the SAMR, formerly the Trademark Office of the SAMR. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the MIIT on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and applicants become domain name holders upon successful registration.

Regulations on Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

Labor Dispatch

Pursuant to the Labor Law of the PRC and Interim Provisions on Labor Dispatch, which was promulgated on 24 January 2014 and became effective on 1 March 2014, labor dispatch employment is a supplemental form which can only be adopted for temporary, auxiliary or alternative job positions. Temporary positions are positions subsisting for no more than nine months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time during which the former laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers not to exceed 10% of the total number of its labor force.

Regulation Related to Foreign Exchange and Dividend Distribution

Regulation on Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, or Circular 59, as amended in May 2015, which substantially amends and simplifies the foreign exchange procedure. Pursuant to Circular 59, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, or SAFE Notice 13. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

The PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 2015, SAFE promulgated the Circular of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the Negative List and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Regulation on Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises are included in the PRC Company Law. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a PRC company, including a foreign- invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulation on Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued SAFE Circular on Relevant Issues Relating to Domestic Resident’s Investment and Financing and Roundtrip Investment through Special Purpose Vehicles, or SAFE Circular 37, replacing SAFE Circular on Issues Concerning the Regulation of Foreign Exchange in Equity Finance and Return Investments by Domestic Residents through Offshore Special Purpose Vehicles, or SAFE Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated SAFE Notice 13, which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign-invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulation Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notice on Foreign Exchange Administration of PRC Residents Participating in Share Incentive Plans of Offshore Listed Companies, or the Stock Option Rules, replacing the previous rules issued by SAFE in March 2007. Under the Stock Option Rules and other relevant rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures.

Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. The PRC agents must, on behalf of the PRC residents who have the right to exercise the employee share options, apply to SAFE or its local branches for an annual quota for the payment of foreign currencies in connection with the PRC residents’ exercise of the employee share options. The foreign exchange proceeds received by the PRC residents from the sale of shares under the stock incentive plans granted and dividends distributed by the overseas listed companies must be remitted into the bank accounts in the PRC opened by the PRC agents before distribution to such PRC residents. In addition, SAFE Circular 37 provides that PRC residents who participate in a share incentive plan of an overseas unlisted special purpose company may register with SAFE or its local branches before exercising rights.

Regulation Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

The EIT Law and the implementation rules provide that an income tax rate of 10% should normally be applicable to dividends payable to investors that are “non-resident enterprises,” and gains derived by such investors, which (a) do not have an establishment or place of business in the PRC or (b) have an establishment or place of business in the PRC, but the relevant income is not effectively connected with the establishment or place of business to the extent such dividends and gains are derived from sources within the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income, or the Double Tax Avoidance Arrangement, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from the competent tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment; and based on the Announcement on Relevant Issues Concerning the “Beneficial Owners” in Tax Treaties issued on February 3, 2018 by the SAT and effective from April 1, 2018, which replaces the Notice on the Interpretation and Recognition of Beneficial Owners in Tax Treaties and the Announcement on the Recognition of Beneficial Owners in Tax Treaties by the SAT, comprehensive analysis based on the stipulated factor therein and actual circumstances shall be adopted when recognizing the “beneficial owner” and agents and designated wire beneficiaries are specifically excluded from being recognized as “beneficial owners.”

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the relevant tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and its implementation regulations, unless otherwise specified by relevant laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax, or VAT, for revenues generated from sales of products, while qualified input VAT paid on taxable purchase can be offset against such output VAT.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Dividend Withholding Tax

The Enterprise Income Tax Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the relevant conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the relevant PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the SAT and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular further provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the relevant documents to the relevant tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a ‘reasonable commercial purpose’ in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Circular 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations on Anti-Monopoly

On August 30, 2007, the SCNPC adopted the PRC Anti-Monopoly Law or the AML, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to the AML, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the relevant governmental authorities.

Pursuant to the AML and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In addition, pursuant to the AML and relevant regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, are prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings.

Moreover, in February 2021, the Anti-Monopoly Committee of the State Council published the Anti-Monopoly Guidelines for the Platform Economy Sector. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions by virtue of big data and analytics, coercing counterparties into monopolistic arrangements, using technological means to block competitors' interface, using bundled services to sell services or products, and compulsory collection of users’ unnecessary data. Besides, the Anti-Monopoly Guidelines for the Platform Economy Sector expressly states that concentration involving VIE will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review.

If business operators fail to comply with the AML or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines,

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the China Securities Regulatory Commission, or the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. As for equity/assets acquisition of a related domestic company by a foreign investor, such activity shall still be subject to the M&A Rules.

C.Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, the VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)

Shareholders of Beijing Lianjia are (i) Mr. ZUO Hui, Mr. SHAN Yigang and entities controlled by Mr. ZUO Hui or Mr. SHAN Yigang, holding 75% in aggregate and (ii) several other individuals and entities affiliated with us, holding 25% in aggregate. Shareholders of Tianjin Xiaowu are Mr. ZUO Hui and Mr. SHAN Yigang, holding 94% and 6%, respectively. Shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80%; (ii) Mr. ZUO Hui, Mr. SHAN Yigang and entities controlled by Mr. ZUO Hui or Mr. SHAN Yigang, holding 16% in aggregate and (iii) several other individuals and entities affiliated with us, holding 4% in aggregate. Mr. ZUO Hui is our founder and chairman of the board and Mr. SHAN Yigang is our executive director.

(2)

Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd,. a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.

Contractual Arrangements with Our VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services, financial services and certain other businesses. We are a company registered in the Cayman Islands. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment.” Our WFOEs are considered as foreign-invested enterprises. The following is a summary of the currently effective contractual arrangements by and among our WFOEs, our VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with our VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over our VIEs; (ii) receive substantially all of the economic benefits of our VIEs; (iii) have the pledge right over the equity interests in our VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of our VIEs when and to the extent permitted by PRC law.

Arrangements that provide us effective control over our VIEs

Power of Attorney Agreements. Pursuant to the power of attorney agreements among our WFOEs, our VIEs and their respective shareholders, each shareholder of our VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of our VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of our VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the shareholder continues to be a shareholder of our VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among our WFOEs, our VIEs and their respective shareholders, shareholders of our VIEs pledged all of their respective equity interests in our VIEs to our WFOEs as security for performance of the obligations of our VIEs and their shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements. As of the date of this annual report, we have registered all such equity pledges in Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by our VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in our VIEs. The shareholders of our VIEs also undertake that, during the term of the equity pledge agreement, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests.

Spousal Consent Letters. Pursuant to the spousal consent letters, each of the spouses of the applicable individual shareholders of our VIEs acknowledges and confirms the execution of the relevant exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement and power of attorney agreement, and unconditionally and irrevocably agrees that the equity interest in our VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to these agreements. In addition, each of them agrees not to assert any rights over the equity interest in our VIEs held by his or her respective spouses. In addition, in the event that any of them obtains any equity interest in our VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements.

Agreements that allow us to receive economic benefits from our VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive cooperation agreements among our WFOEs and our VIEs, respectively, our WFOEs have the exclusive right to provide our VIEs with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services. Without prior written consent of our WFOEs, our VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive business cooperation agreements. Our VIEs agree to pay our WFOEs services fees, the amount of which will be determined by our WFOEs. Our WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective except that our WFOEs are entitled to terminate the agreements in writing.

Agreements that provide us with the option to purchase the equity interests in our VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements among our WFOEs, our VIEs and their respective shareholders, the shareholders of each of our VIEs irrevocably grant the respective WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in our VIEs. The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of our VIEs further undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of our VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in our VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of our VIEs (other than limited exceptions). The shareholders of each of our VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect our VIEs’ operating status and asset value. These agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOEs and/or its designated person, or our WFOEs and VIEs collaterally agree to terminate the agreement. Jinbei Technology has unilateral right to terminate the agreement with Tianjin Xiaowu.

In the opinions of Han Kun Law Offices, our PRC legal counsel:

●	the current ownership structures of our WFOEs and our VIEs do not violate applicable PRC laws or regulations currently in effect; and the contractual arrangements among our WFOEs, our VIEs and their respective shareholders governed by PRC law currently are valid and binding, and do not violate applicable PRC laws or regulations currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration for market regulation.

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

D.Property, Plant and Equipment

We are headquartered in Beijing where we leased an aggregate area of over 75,000 square meters as of December 31, 2020 for office space. We leased approximately 8,000 facilities as of December 31, 2020 primarily for real estate brokerage stores we operate under Lianjia brand across 29 cities in China. We owned a facility of approximately 55,210 square meters as of December 31, 2020 as our training center, Huaqiao Academy, in Kunshan, Jiangsu Province, China.

Item 4A.     Unresolved Staff Comments

None.

Item 5.        Operating and Financial Review and Prospects

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements that involve risks and uncertainties about our business and operations. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those we describe under “Item 3. Key Information—D. Risk Factors” and elsewhere in this annual report on Form 20-F.

A.Operating Results

Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, financial services and other services. In 2020, we generated a GTV of RMB3,499 billion (US$536 billion) and facilitated over 3.6 million housing transactions on our platform.

We have three main revenue streams, namely existing home transaction services, new home transaction services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. In addition, we generate revenues from a variety of other home-related services, such as financial services and home renovation-related services.

Our total revenues increased by 60.6% from RMB28.6 billion in 2018 to RMB46.0 billion in 2019, and further by 53.2% to RMB70.5 billion (US$10.8 billion) in 2020. Our net losses were RMB428 million and RMB2,180 million in 2018 and 2019, respectively. We recorded net income of RMB2,778 million (US$426 million) in 2020. Excluding the impact of certain non-cash items, most importantly share-based compensation expenses, we achieved an adjusted net income of RMB131 million in 2018, RMB1,656 million in 2019, and RMB5,720 million (US$877 million) in 2020, and adjusted EBITDA of RMB607 million in 2018, RMB2,917 million in 2019, and RMB7,738 million (US$1,186 million) in 2020, respectively. See “—Contribution Margin and Non-GAAP Metrics” for a reconciliation of net income (loss) to adjusted net income (loss) and to adjusted EBITDA.

General Factors Affecting Our Results of Operations

We primarily engage in the residential real estate industry and are building an infrastructure for all industry participants in China. Activity level on our platform is greatly influenced, temporarily or in the long term, by the overall growth and prosperity of the residential real estate industry, which in turn is affected by many factors, including:

●	China’s overall economic growth,
●	the increase in per capital disposable income,
●	the change in price, supply and demand of existing and new homes in different geographic regions,

●	the urbanization trend and demographic changes, and
●	regulatory environment for China’s residential real estate industry.

In particular, the evolving regulations have significantly affected the growth of China’s residential real estate industry. The resulting fluctuations have affected the demand for real estate brokerage services. We expect the development of China’s residential real estate industry, especially the penetration of brokerage services for housing transactions, to continue to have a significant impact on our results of operation in the foreseeable future.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the residential real estate industry in China, we believe our results of operations are primarily and more directly affected by the following specific factors:

Our ability to attract housing customers and enhance customer experience

An increasing number of housing customers who use services rendered by the agents on our platform is one of the most important drivers of the growth of transaction volume, which directly affects our revenues. Home ownership involves difficult decisions by most housing customers. Therefore, they tend to choose brokerage stores and agents that are most reliable and efficient in locating the ideal property and completing the transaction, and can provide high service quality and transparency. Our deep understanding of China’s residential real estate market and goodwill accumulated through our 19 years of operation have helped us gain trust from housing customers. In 2020, we facilitated over 3.6 million housing transactions on our platform and generated a GTV of RMB3,499 billion (US$536 billion) in aggregate, increasing from around 2.2 million housing transactions and a GTV of RMB2,128 billion in 2019.

We believe we are able to attract housing customers mainly through our online and offline touch points, extensive and authentic property listings, and high-quality services by agents on our platform, which collectively enhance our ability to help buyers and sellers meet their objectives efficiently. We aim to attract and retain more housing customers through our continuing efforts in enhancing customer experience, such as improving the service quality of the agents on our platform, introducing innovative initiatives such as VR property showing and one-stop transaction service centers. As we gain trust from customers through our services, they often refer us to their families, friends and contacts, and return to us when they have additional home-related needs, be it home rentals, renovations or other services.

Our ability to attract and retain real estate brokerage stores and agents on our platform

The growth in gross transaction value on our platform and platform service revenues are also affected by the number of real estate brokerage stores and agents on our platform and their activity level. Since the inception of our Beike platform, we have attracted an increasing number of real estate brokerage stores and agents to join our platform while maintaining high service quality. As of December 31, 2020, there were more than 493,000 real estate agents and approximately 47,000 brokerage stores on our platform, representing 279 real estate brokerage brands, as compared to over 350,000 agents, 37,000 stores and 249 brands as of December 31, 2019 and over 163,000 agents, 15,800 stores and 116 brands as of December 31, 2018.

Real estate brokerage stores and agents are attracted to our platform by the access to the extensive authentic property listing database, the large number of housing customers, the efficiency and collaborative environment promoted by ACN, the thorough platform rules that ensure universally high service quality, and the convenient modules on our platform, which we believe empower real estate brokerage stores and agents to efficiently navigate business opportunities, deliver quality services and consummate transactions.

Our ability to increase cooperation with real estate developers

The increasing sales commission revenue earned from real estate developers for our new home transaction services contributed significantly to our total revenue growth in 2019 and 2020. The GTV generated from new home transactions on our platform increased significantly from RMB280.8 billion in 2018 to approximately RMB747.6 billion in 2019, and further to RMB1,383.0 billion in 2020.

As the supply and demand dynamics in China’s residential real estate market become more balanced, we are increasingly valued by real estate developers. We have achieved fast growth in new home transactions as an increasing number of real estate developers choose to work with us to take advantage of the infrastructure our platform has built. In 2020, we facilitated approximately 924,000 new home transactions, as compared to approximately 533,000 transactions in 2019, and approximately 196,000 transactions in 2018.

We believe our reputation for high-quality service among the large housing customer base and our growing network of real estate brokerage stores and agents that transact actively on our platform well position us to increase cooperation with existing and new real estate developers.

Our ability to better monetize the activities on our platform

The rapid adoption of our Beike platform has proven the compatibility of our infrastructure in empowering brokerage stores and agents. As of December 31, 2020, there were more than 493,000 real estate agents and approximately 47,000 brokerage stores on our platform, facilitating over 3.6 million housing transactions in 2020. As our platform grows, we expect its network effect to improve matching and capture more transactions, which in turn will generate greater opportunities for revenue growth, including commission fee, platform service fee, and franchise fee. We constantly improve our services and better empower real estate agents on our platform so that they can transact more efficiently. We believe the improved transaction efficiency of agents on our platform will in turn increase their stickiness to our service offerings, and potentially further increase their income and result in higher service fees to us as a portion of their income.

Our ability to expand service offerings on our platform

Our platform brings us close to a variety of participants in China’s housing transactions and services industry. In addition to housing customers, brokerage agents and real estate developers, additional industry participants are drawn to our platform and actively transact and engage with each other. We see great potential to further monetize this massive and active ecosystem by increasing our value proposition and expanding our service offerings to all participants. We plan to further expand our offerings into areas such as home renovation, financial services and VR technology. We believe these efforts will help diversify our revenue mix.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to control our operating costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more agents, housing customers, developers and other industry participants to our platform. Our cost of revenues consists primarily of compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels, as well as cost related to our Lianjia stores. We succeeded in improving operating efficiency and reducing the cost related to stores from RMB3.4 billion in 2018 to RMB3.1 billion in 2019, which remained relatively stable at RMB3.2 billion (US$0.5 billion) in 2020, while delivering a growth of commission revenue. Our operating expenses increased year-on-year for the past three years as we launched and expanded our platform in 2018, 2019 and 2020 and we incurred significant share-based compensation in 2019 to attract and retain talents required for our platform business. Excluding share-based compensation expenses, our operating expenses as a percentage of revenue decreased from 26.9% in 2018 to 21.9% in 2019, and further to 17.4% in 2020.

We believe our massive scale, coupled with the network effect of our platform, will allow us to benefit more from substantial economies of scale. The infrastructure cost associated with the operation of our platform does not increase at the same pace as our GTV and revenue growth, because a significant portion of our platform infrastructure cost was incurred when we initially set up local operations in various cities and is generally fixed. We do not require a proportional increase in the size of our workforce to support our growth. As our business further grows, we believe we will be able to take advantage of economies of scale to further improve our operational efficiency over time.

Key Components of Results of Operations

Net revenues

Our revenues consist of revenues from existing home transaction services, new home transaction services, and emerging and other services. The following table breaks down our total revenues in absolute amounts and as percentages of total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues
Existing home transaction services	18,461,231	72.4	20,154,642	70.4	24,568,508	53.4	30,564,584	4,684,227	43.4
New home transaction services	6,419,251	25.2	7,471,924	26.1	20,273,860	44.1	37,937,886	5,814,235	53.8
Emerging and other service	625,216	2.4	1,019,933	3.5	1,172,538	2.5	1,978,508	303,220	2.8
Total net revenues	25,505,698	100.0	28,646,499	100.0	46,014,906	100.0	70,480,978	10,801,682	100.0

Existing home transaction services. We generate revenue (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services.

New home transaction services. We generate revenue from new home transaction services principally by earning sales commissions from real estate developers for new home sales completed by us.

Emerging and other services. We generate revenue from emerging and other services such as financial services and home renovation services.

Cost of revenues

Our cost of revenues consists primarily of compensation to our internal agents and sales professionals and split commissions to connected agents and other sales channels, as well as cost related to Lianjia stores.

Our compensation paid to our internal agents and other sales professionals is composed of fixed salaries and variable commissions based on the transactions they assist in closing; and we also pay commissions to connected agents and other sales channels for their services to assist us in completing new home and existing home transactions. We are acting as the principal agent for all new home transactions and a majority of existing home transactions. When connected agents and other sales channels assist us to complete these transactions, we will pay them a split of the total commissions we receive, which is recorded as commission — split in our cost of revenues.

Costs related to stores mainly include rent, decoration, and utility bills for real estate brokerage stores under our Lianjia brand.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total revenues for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Commission — split	933,162	3.7	1,393,167	4.9	11,154,698	24.2	24,847,023	3,807,972	35.3
Commission and compensation — internal	15,663,301	61.4	15,767,582	55.0	19,444,127	42.3	23,324,145	3,574,582	33.1
Cost related to stores	3,543,781	13.9	3,400,545	11.9	3,078,672	6.7	3,206,601	491,433	4.5
Others	597,397	2.3	1,215,229	4.2	1,069,365	2.3	2,243,352	343,809	3.2
Total cost of revenues	20,737,641	81.3	21,776,523	76.0	34,746,862	75.5	53,621,121	8,217,796	76.1

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of goodwill and intangible assets. The following table breaks down our total operating expenses by categories, both in absolute amount and as a percentage of total revenues, for the periods presented:

	For the Year Ended December 31,
	2017		2018		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Sales and marketing expenses	998,575	3.9	2,489,692	8.7	3,105,899	6.7	3,715,278	569,391	5.3
General and administrative expenses	4,281,571	16.8	4,927,367	17.2	8,376,531	18.2	7,588,809	1,163,037	10.8
Research and development expenses	251,802	1.0	670,922	2.3	1,571,154	3.4	2,477,911	379,756	3.5
Impairment of goodwill and intangible assets	—	—	—	—	—	—	236,050	36,176	0.3
Total operating expenses	5,531,948	21.7	8,087,981	28.2	13,053,584	28.3	14,018,048	2,148,360	19.9

Sales and marketing expenses. Our sales and marketing expenses mainly consist of (i) advertising and promotional expenses (ii) salaries, bonuses and benefits for our personnel engaged in sales and marketing activities, (iii) depreciation and amortization expenses related to sales and marketing activities and (iv) travel, reception and related expenses.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) salaries, including share-based compensation, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, and (vii) depreciation and amortization expenses related to general corporate activities. We expect that our general and administrative expenses to increase modestly in the near future, as we will incur additional expenses related to the anticipated growth of our business and our operations as a public company.

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for the personnel engaged in research and development activities, (ii) depreciation and amortization of our technology infrastructure, and (iii) service fees related to research and development activities. We expect that our research and development expenses will continue to increase in absolute amounts, as we continue to build our technology infrastructure and improve our data capabilities.

Impairment of goodwill and intangible assets. In the fourth quarter of 2020, we completed the integration of the business of Zhonghuan, and most of the employees and franchise stores of Zhonghuan would then act as sales channels of other brokerage firms on Beike platform, especially in new home transaction services, rather than as an individual real estate brokerage brand. As such, we reassigned goodwill to the reporting units affected using the relative fair value approach. We performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment and no impairment was identified. We performed a qualitative analysis on the affected reporting units after the reassignment and no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it is more-likely-than-not that the fair values of these reporting units are more than their carrying amounts.

In addition, at the end of 2020, to further streamline our home improvement business, we decided to terminate the home improvement business we acquired in 2019, and goodwill associated with this reporting unit was fully impaired.

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

Contribution Margin and Non-GAAP Metrics

We also review contribution margin to measure segment profitability and adjusted net income (loss) and adjusted EBITDA, two non-GAAP measures, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.

Contribution margin

The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	5,635,332	7,731,846	9,554,244	12,499,133	1,915,576
Contribution margin (existing home transaction services)	30.5%	38.4%	38.9%	40.9%	40.9%
Contribution (new home transaction services)	2,866,263	3,027,822	4,918,700	8,149,925	1,249,030
Contribution margin (new home transaction services)	44.7%	40.5%	24.3%	21.5%	21.5%
Contribution (emerging and other services)	407,640	726,082	943,137	1,660,752	254,522
Contribution margin (emerging and other services)	65.2%	71.2%	80.4%	83.9%	83.9%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, and split commission to connected agents and other sales channels for such services. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	18,461,231	20,154,642	24,568,508	30,564,584	4,684,227
Less: Commission and compensation	(12,825,899)	(12,422,796)	(15,014,264)	(18,065,451)	(2,768,651)
Contribution	5,635,332	7,731,846	9,554,244	12,499,133	1,915,576
New home transaction services
Net revenues	6,419,251	7,471,924	20,273,860	37,937,886	5,814,235
Less: Commission and compensation	(3,552,988)	(4,444,102)	(15,355,160)	(29,787,961)	(4,565,205)
Contribution	2,866,263	3,027,822	4,918,700	8,149,925	1,249,030
Emerging and other services
Net revenues	625,216	1,019,933	1,172,538	1,978,508	303,220
Less: Commission and compensation	(217,576)	(293,851)	(229,401)	(317,756)	(48,698)
Contribution	407,640	726,082	943,137	1,660,752	254,522

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, and emerging and other services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction service business grew from 38.4% in 2018 to 38.9% and 40.9% in 2019 and 2020, respectively, because we started to serve existing home transactions through Beike platform and charge platform fees and franchise fees which do not incur much direct compensation or commission cost. Our effort to optimize the compensation structure of our internal agents also contributed to the improved margin.

The contribution for new home transaction service business grew significantly from RMB3.0 billion in 2018 to RMB4.9 billion in 2019, and further to RMB8.1 billion (US$1.2 billion) in 2020, as a fast growing number of real estate developers resort to us for effective marketing solutions. With the launch of our Beike platform, an increasing percentage of new home transactions has been facilitated by connected agents and other sales channels. This structural change led to a decreased contribution margin from 40.5% in 2018 to 24.3% in 2019 and to 21.5% in 2020.

Building from our housing transaction infrastructure and close connections to real estate agents, home owners and buyers, we have also tapped into other market opportunities, such as financial services and home renovation. These emerging and other services can efficiently utilize our infrastructure in place of technologies and connections to clients, thus requires relatively less variable and direct costs to deliver. Consequently, we managed to keep a high contribution margin for our emerging and other services, which increased from 71.2% in 2018, 80.4% in 2019, and further to 83.9% in 2020.

Adjusted net income (loss) and adjusted EBITDA

In addition to net income (loss), we also adjusted net income (loss) and adjusted EBITDA to evaluate our business. We have included these non-GAAP financial measures in this annual report because they are key measures used by our management to evaluate our operating performance. Accordingly, we believe that they provide useful information to investors and others in understanding and evaluating our operating results in the same manner as our management team and board of directors. Our calculation of these non-GAAP financial measures may differ from similarly-titled non-GAAP measures, if any, reported by our peer companies. They should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with U.S. GAAP.

We define adjusted net income (loss) as net income (loss), excluding (i) share-based compensation expenses, (ii) amortization of intangible assets resulting from acquisitions and business cooperation agreement, (iii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration, (iv) impairment of goodwill and intangible assets, (v) impairment of investments, and (vi) the tax effects of the above adjustments. We expand our business through acquisitions along the value chain of housing transactions, including the acquisition of Zhonghuan in 2019, a regional real estate brokerage firm. We also entered into a business cooperation agreement with Tencent in 2018, which grants us the access to its advertising resources and allows us to use Tencent’s cloud services. Amortization of intangible assets arising from these acquisitions and the business cooperation agreement with Tencent is excluded as item (ii) above when adjusted net income (loss) is calculated.

We define adjusted EBITDA as net income (loss), excluding (i) interest income, net, (ii) income tax expenses (benefit), (iii) depreciation of property and equipment, (iv) amortization of intangible assets, (v) share-based compensation expenses, (vi) impairment of goodwill and intangible assets, (vii) impairment of investments, and (viii) changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration.

Investors should note that some adjustment expenses are related to assets that contribute to revenue generation.

The following table presents a reconciliation of net income (loss) to adjusted net income and adjusted EBITDA for each of the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Net income (loss)	(537,621)	(427,681)	(2,180,127)	2,778,323	425,797
Add (less):
Share-based compensation expenses	475,783	382,196	2,955,590	2,252,589	345,225
Amortization of intangible assets resulting from acquisitions and business cooperation agreement	133,481	127,825	450,413	604,806	92,691
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	4,015	52,801	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	—	—	236,050	36,176
Impairment of investments	—	—	—	26,650	4,084
Tax effects on non-GAAP adjustments(1)	(5,003)	(4,339)	1,705	(3,599)	(552)
Adjusted net income	70,655	130,802	1,656,003	5,719,704	876,583
Net income (loss)	(537,621)	(427,681)	(2,180,127)	2,778,323	425,797
Add (less):
Interest income, net	(81,171)	(121,374)	(230,339)	(163,600)	(25,073)
Income tax expenses (benefit)	399,283	(71,384)	904,363	1,608,796	246,558
Depreciation of property and equipment	674,202	653,376	561,995	552,798	84,720
Amortization of intangible assets	137,001	138,918	477,323	621,174	95,199
Share-based compensation expenses	475,783	382,196	2,955,590	2,252,589	345,225
Changes in fair value from long term investments, loan receivables measured at fair value and contingent consideration	4,015	52,801	428,422	(175,115)	(26,838)
Impairment of goodwill and intangible assets	—	—	—	236,050	36,176
Impairment of investments	—	—	—	26,650	4,084
Adjusted EBITDA	1,071,492	606,852	2,917,227	7,737,665	1,185,848

Note:

(1)	Tax effects on non-GAAP adjustments primarily consist of tax effects relating to the amortization of intangible assets resulting from acquisitions.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

British Virgin Islands

Our subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Our wholly-owned subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from any Hong Kong subsidiaries during the periods presented. Under Hong Kong tax law, our Hong Kong subsidiaries are exempted from Hong Kong income tax on their foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

PRC

Generally, our PRC subsidiaries, consolidated variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “software enterprise,” which is reassessed annually, is entitled to favorable income tax rate of 0% for the first two years after qualification, and 12.5% for the subsequent three years. In December 2020, the Ministry of Finance, the State Administration of Taxation, the NDRC, and the MIIT jointly issued a circular which has repealed the original preferential tax treatment applicable to the “Key Software Enterprise.” Such circular provides that the Key Software Enterprise’s enterprise income tax would be waived for five years since its first year of making profit and it may benefit from a preferential tax rate of 10% for the following years. In addition, a “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. Certain PRC subsidiaries and consolidated variable interest entity of us are currently enjoying favorable tax rates as software enterprise or high and new technology enterprise.

We are also subject to value added tax, or VAT, at a rate of 6% on most of the services we provide, less any deductible VAT we have already paid or borne. We are also subject to surcharges on VAT payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If a Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented, both in absolute amount and as a percentage of our revenues for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2017		2018		2019		2020
	RMB	%	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages, share and per share data)
Net revenues:
Existing home transaction services	18,461,231	72.4	20,154,642	70.4	24,568,508	53.4	30,564,584	4,684,227	43.4
New home transaction services	6,419,251	25.2	7,471,924	26.1	20,273,860	44.1	37,937,886	5,814,235	53.8
Emerging and other services	625,216	2.4	1,019,933	3.5	1,172,538	2.5	1,978,508	303,220	2.8
Total net revenues	25,505,698	100.0	28,646,499	100.0	46,014,906	100.0	70,480,978	10,801,682	100.0
Cost of revenues(1)
Commission—split	(933,162)	(3.7)	(1,393,167)	(4.9)	(11,154,698)	(24.2)	(24,847,023)	(3,807,972)	(35.3)
Commissions and compensation—internal	(15,663,301)	(61.4)	(15,767,582)	(55.0)	(19,444,127)	(42.3)	(23,324,145)	(3,574,582)	(33.1)
Cost related to stores	(3,543,781)	(13.9)	(3,400,545)	(11.9)	(3,078,672)	(6.7)	(3,206,601)	(491,433)	(4.5)
Others	(597,397)	(2.3)	(1,215,229)	(4.2)	(1,069,365)	(2.3)	(2,243,352)	(343,809)	(3.2)
Total cost of revenues	(20,737,641)	(81.3)	(21,776,523)	(76.0)	(34,746,862)	(75.5)	(53,621,121)	(8,217,796)	(76.1)
Gross profit	4,768,057	18.7	6,869,976	24.0	11,268,044	24.5	16,859,857	2,583,886	23.9
Sales and marketing expenses(1)	(998,575)	(3.9)	(2,489,692)	(8.7)	(3,105,899)	(6.7)	(3,715,278)	(569,391)	(5.3)
General and administrative expenses(1)	(4,281,571)	(16.8)	(4,927,367)	(17.2)	(8,376,531)	(18.2)	(7,588,809)	(1,163,037)	(10.8)
Research and development expenses(1)	(251,802)	(1.0)	(670,922)	(2.3)	(1,571,154)	(3.4)	(2,477,911)	(379,756)	(3.5)
Impairment of goodwill and intangible assets.......	—	—	—	—	—	—	(236,050)	(36,176)	(0.3)
Total operating expenses	(5,531,948)	(21.7)	(8,087,981)	(28.2)	(13,053,584)	(28.3)	(14,018,048)	(2,148,360)	(19.9)
Income (loss) from operations	(763,891)	(3.0)	(1,218,005)	(4.2)	(1,785,540)	(3.8)	2,841,809	435,526	4.0
Interest income, net	81,171	0.3	121,374	0.4	230,339	0.5	163,600	25,073	0.2
Share of results of equity investees	12,832	0.1	1,762	0.0	11,382	0.0	(37,574)	(5,758)	(0.1)
Fair value changes in investments, net	75,357	0.3	(39,176)	(0.1)	(109,193)	(0.2)	360,124	55,191	0.5
Foreign currency exchange gain (loss), net	(3)	0.0	224	0.0	(54,052)	(0.1)	3,506	537	0.0
Other income, net	456,196	1.8	634,756	2.2	431,300	0.9	1,055,654	161,786	1.6
Income (loss) before income tax benefit (expense)	(138,338)	(0.5)	(499,065)	(1.7)	(1,275,764)	(2.7)	4,387,119	672,355	6.2
Income tax benefit (expense)	(399,283)	(1.6)	71,384	0.2	(904,363)	(2.0)	(1,608,796)	(246,558)	(2.3)
Net income (loss)	(537,621)	(2.1)	(427,681)	(1.5)	(2,180,127)	(4.7)	2,778,323	425,797	3.9
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,345,194,322		1,362,565,880		1,378,235,522		2,226,264,859	2,226,264,859
—Diluted	1,345,194,322		1,362,565,880		1,378,235,522		2,267,330,891	2,267,330,891
Net income (loss) per share attributable to ordinary shareholders
—Basic	(1.07)		(1.75)		(2.94)		0.32	0.05
—Diluted	(1.07)		(1.75)		(2.94)		0.32	0.05

Note:

(1) Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	—	—	—	511,637	78,412
Sales and marketing expenses	—	—	—	77,574	11,889
General and administrative expenses	475,783	382,196	2,955,590	1,131,335	173,385
Research and development expenses	—	—	—	532,043	81,539
Total	475,783	382,196	2,955,590	2,252,589	345,225

Year ended December 31, 2020 Compared to Year ended December 31, 2019

Net revenues

Our net revenues increased by 53.2% to RMB70.5 billion (US$10.8 billion) in 2020 from RMB46.0 billion in 2019, primarily driven by the robust total GTV growth of 64.5% to RMB3,499.1 billion (US$536.3 billion) in 2020 from RMB2,127.7 billion in 2019.

Existing home transaction services. Our net revenues from existing home transaction services increased by 24.4% to RMB30.6 billion (US$4.7 billion) in 2020 from RMB24.6 billion in 2019, primarily attributable to a 49.5% increase in GTV of existing home transactions to RMB1,940.0 billion (US$297.3 billion) in 2020 from RMB1,297.4 billion in 2019. The higher growth rate of GTV of existing home transaction services was primarily attributable to the GTV mix shift in existing home transaction services from GTV served by Lianjia brand where revenue is recorded on a gross commission revenue basis, towards GTV served by connected agents on the our platform, where revenue is recorded on a net basis from platform service, franchise service and other value-added services.

The revenue derived from platform service, franchise service and other value-added services increased by 94.3% to RMB3.0 billion (US$0.5 billion) in 2020 from RMB1.5 billion in 2019, as the GTV of existing home transactions served by connected agents on our platform increased by 109.9% to RMB928.1 billion (US$142.2 billion) in 2020 from RMB442.1 billion in 2019, as well as moderate increase in existing home transaction commission rate charged from connected stores.

Commission revenue increased by 19.7% to RMB27.6 billion (US$4.2 billion) in 2020 from RMB23.0 billion in 2019, driven by the GTV of existing home transactions served by our Lianjia brand increased by 18.3% to RMB1,011.9 billion (US$155.1 billion) in 2020 from RMB855.3 billion in 2019.

New home transaction services. Our revenues from new home transaction services increased by 87.1% to RMB37.9 billion (US$5.8 billion) in 2020 from RMB20.3 billion in 2019, primarily attributable to an increase of 85.0% in the GTV of new home transactions to RMB1,383.0 billion (US$211.9 billion) in 2020 from RMB747.6 billion in 2019. The GTV of new home transactions served by Lianjia brand increased by 37.2% to RMB276.7 billion (US$42.4 billion), while the GTV of new home transaction services completed on our platform through connected agents and other sales channels increased by 102.7% year-over-year to RMB1,106.3 billion (US$169.5 billion). Although most of the brokerage stores on our platform were subject to lockdown and low activity level for a certain period of time in 2020 due to the COVID-19 pandemic, the significantly increased demand and capacity of our platform for new home transactions brought about a strong revenue growth over 2019.

Emerging and other services. Our revenues from emerging and other services increased by 68.7% to RMB2.0 billion (US$0.3 billion) in 2020 from RMB1.2 billion in 2019. The increase was primarily attributable to the increase of service penetration level in the Company’s financial services around the housing transaction services, as well as the increase in revenues from other services.

Cost of revenues

Our total cost of revenues increased by 54.3% to RMB53.6 billion (US$8.2 billion) in 2020 from RMB34.7 billion in 2019, primarily due to the increase in both split commission to connected agents and other sales channels, and internal commission and compensation.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels increased by 122.7% to RMB24.8 billion (US$3.8 billion) in 2020 from RMB11.2 billion in 2019, which was primarily attributable to the significant increase in the number of new home transactions connected agents and other sales channels completed through our platform from around 426,500 in 2019 to around 789,600 in 2020, which in turn was driven by the increasing number of connected agents and other sales channels joining our platform.

●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation increased by 20.0% to RMB23.3 billion (US$3.6 billion) in 2020 from RMB19.4 billion in 2019, which was primarily attributable to the increase in the number of new home transactions completed through our Lianjia brand along with the expansion of our new home transaction services as well as a 12.4% year-over-year increase in the number of existing home transactions through Lianjia, despite the impact of the COVID-19 pandemic.
●	Cost related to stores. Our cost related to stores increased by 4.2% to RMB3.2 billion (US$0.5 billion) in 2020 from RMB3.1 billion in 2019, mainly attributable to the increase in the number of stores under our Lianjia brand in top tier cities with higher rental cost, as well as a moderate general increase in store-level rental cost.

Please see “—Contribution Margin and Non-GAAP Metrics” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 19.6% to RMB3,715 million (US$569 million) in 2020 from RMB3,106 million in 2019. The increase was primarily attributable to (i) an increase of RMB686.9 million (US$105.3 million) in advertising and promotional expenses, (ii) an increase of RMB144.0 million (US$22.1 million) in amortization expense, and (iii) an increase of RMB77.6 million (US$11.9 million) in share-based compensation expenses to our sales and marketing personnel, partially offset by a decrease of RMB317.9 million (US$48.7 million) in other marketing-related expenses.

We entered into a business cooperation agreement with Tencent in late 2018, which grants us the access to the traffic of Tencent’s products, and allows us to use Tencent’s cloud and advertising services. We started utilizing such traffic access in early 2019, and accordingly recorded amortization expenses, attributing to the large increase in depreciation and amortization expenses within sales and marketing function.

General and administrative expenses. Our general and administrative expenses decreased by 9.4% to RMB7,589 million (US$1,163 million) in 2020 from RMB8,377 million in 2019. The decrease was primarily attributable to a decrease of RMB1.8 billion (US$0.3 billion) in share-based compensation expenses due to a lump sum recognition of the share-based compensations to our senior management in the fourth quarter in 2019, partially offset by (i) an increase of RMB644.3 million (US$98.7 million) in payroll expenses as a result of the rapid growth of city-level support staff and back office functions as our business expanded, and to a less extent the increased number of our headquarter personnel in preparation of the public offering and ongoing obligations as a public company, and (ii) an increase of RMB399.5 million (US$61.2 million) in provision for credit losses due to our increased balance of deposits paid to real estate developers and accounts receivable from them along with our growth in new home sales services.

Research and development expenses. Our research and development expenses increased by 57.7% to RMB2,478 million (US$380 million) in 2020 from RMB1,571 million in 2019. The increase was primarily attributable to (i) an increase of RMB532.0 million (US$81.5 million) in share-based compensation expenses, and (ii) an increase of RMB242.1 million (US$37.1 million) in payroll expenses due to an increase in headcount of experienced R&D personnel.

Impairment of goodwill and intangible assets. In the fourth quarter of 2020, in connection with integration of Zhonghuan, we reassigned goodwill to the reporting units affected using the relative fair value approach, and RMB1,192.9 million of goodwill was reassigned to the new home transaction segment, while RMB133.0 million remained in the existing home transaction segment. We performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment and no impairment was identified. We performed a qualitative analysis on the affected reporting units after the reassignment and no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it is more-likely-than-not that the fair values of these reporting units are more than their carrying amounts.

Goodwill associated with our acquired home improvement business was fully impaired of RMB16.2 million for the year ended December 31, 2020.

We performed an impairment testing on the intangible assets of Zhonghuan and our acquired home improvement business, and identified RMB213.4 million (US$32.7 million) of impairment losses in these assets. Impairment charges of intangible assets were recognized nil, nil, and RMB213.4 million (US$32.7 million) for the years ended December 31, 2018, 2019 and 2020.

Income tax expense (benefit)

We recorded income tax expense of RMB1,609 million (US$247 million) in 2020, compared to income tax expense of RMB904 million in 2019.

Net income (loss)

As a result of the foregoing, we recorded net income of RMB2,778 million (US$426 million) in 2020, compared to net loss of RMB2,180 million in 2019. This increase is the result of net loss of RMB1,231 million (US$189 million) in the first quarter of 2020, compared to net income of RMB166 million in the first quarter of 2019, due to the impact of COVID-19 pandemic, and a record-high net income of RMB2,839 million (US$435 million) in the second quarter of 2020, compared to net income of RMB391 million in the second quarter of 2019, after business activities resumed and demand was released. We were able to maintain positive net income of RMB75.3 million (US$11.5 million) and RMB1,096 million (US$168 million) in the third and fourth quarter of 2020, respectively.

Excluding the impact of certain non-cash items, most importantly share-based compensation expenses, our adjusted net income increased from RMB1,656 million in 2019 to RMB5,720 million (US$877 million) in 2020, and our adjusted EBITDA increased from RMB2,917 million in 2019 to RMB7,738 million (US$1,186 million) in 2020. Please see “—Contribution Margin and Non-GAAP Metrics” for the reconciliation of net income (loss), adjusted net income (loss) and adjusted EBITDA.

Year ended December 31, 2019 Compared to Year ended December 31, 2018

Net revenues

Our revenues increased by 60.6% from RMB28.6 billion in 2018 to RMB46.0 billion in 2019, primarily attributable to the increases in revenues from both existing and new home transaction services as a result of the expansion of our Beike platform nationwide.

Existing home transaction services. Our revenues from existing home transaction services increased by 21.9% from RMB20.2 billion in 2018 to RMB24.6 billion in 2019, which was primarily attributable to the increase of GTV for existing home transactions from RMB822 billion in 2018 to RMB1,297 billion in 2019.

Commission revenue, which increased by 15.3% from RMB20.0 billion in 2018 to RMB23.0 billion in 2019, contributed most of the growth in our existing home transaction service revenue. GTV of existing home transactions served by our Lianjia brand grew significantly from RMB784 billion in 2018 to RMB855 billion in 2019, and the average commission rate improved from 2.49% in 2018 to 2.56% in 2019.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, grew significantly from RMB194 million in 2018 to RMB1,547 million in 2019. We launched our Beike platform in April 2018 and have experienced a substantial growth in the number of transactions and connected brokerage stores and agents on our platform. The number of connected brokerage stores and agents on our platform increased from 8,136 stores and approximately 60,900 agents as of December 31, 2018, to 29,592 stores and approximately 232,800 agents as of December 31, 2019. The number of existing home sales handled by connected agents on our Beike platform increased from approximately 29,000 in 2018 to 313,000 in 2019.

New home transaction services. Our revenues from new home transaction services increased by 171.3% from RMB7.5 billion in 2018 to RMB20.3 billion in 2019, primarily attributable to an increase in the GTV for new home transactions from RMB280.8 billion in 2018 to RMB747.6 billion in 2019, within which RMB142.4 billion and RMB201.7 billion respectively were served by our Lianjia brand. This was in turn driven by the number of new home transactions completed on our platform increasing from approximately 196,000 in 2018 to 533,000 in 2019 and the number of brokerage stores, both Lianjia and connected brokerage stores, on our platform increasing from 15,809 as of December 31, 2018 to 37,514 as of December 31, 2019.

Emerging and other services. Our revenues from emerging and other services increased by 15.0% from RMB1.0 billion in 2018 to RMB1.2 billion in 2019.

Cost of revenues

Our cost of revenues increased by 59.6% from RMB21.8 billion in 2018 to RMB34.7 billion in 2019, primarily attributable to the increases in compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels.

●	Commission - split. Our cost of revenues for commissions to connected agents and other sales channels increased significantly by 700.7% from RMB1.4 billion in 2018 to RMB11.2 billion in 2019, which was primarily attributable to the significant increase in the number of new home transactions connected agents and other sales channels completed through our platform from around 114,400 in 2018 to around 426,500 in 2019.
●	Commission and compensation - internal. Our cost of revenues for internal commissions and compensation increased by 23.3% from RMB15.8 billion in 2018 to RMB19.4 billion in 2019, which was primarily attributable to the increase in the number of transactions completed through our Lianjia brand from approximately 856,000 in 2018 to 972,000 in 2019.
●	Cost related to stores. Our cost related to stores decreased by 9.5% from RMB3.4 billion in 2018 to RMB3.1 billion in 2019 - while in the meantime revenue kept a healthy growth - as we took efforts to optimize our store network and store size and improve the efficiency of each store.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 24.8% from RMB2.5 billion in 2018 to RMB3.1 billion in 2019. The increase was primarily attributable to (i) an increase of RMB378 million in payroll expenses due to the growth of our sales and marketing team and (ii) an increase of RMB325 million in depreciation and amortization expenses related to the business corporation agreement with Tencent, which was partially offset by a decrease of RMB364 million in advertising and promotional expenses.

We invested heavily to promote our Beike platform after its launch in 2018, including aggressive online and offline advertising efforts. As our Beike platform gained recognition among housing customers and the brokerage agency community, we gradually scaled back our marketing efforts, which resulted in the decrease of RMB364 million in advertising and promotional expenses.

General and administrative expenses. Our general and administrative expenses increased by 70.0% from RMB4.9 billion in 2018 to RMB8.4 billion in 2019. The increase was primarily attributable to an increase of RMB2.9 billion in payroll expenses due to an increase in general and administrative personnel including a lump sum recognition of the share-based compensations to our senior management. To attract and retain talents to build the Beike platform business, we granted a package of share awards to our management and recorded a share-based compensation of RMB2.5 billion in 2019, compared to only RMB0.3 billion in 2018.

Research and development expenses. Our research and development expenses increased by 134.2% from RMB671 million in 2018 to RMB1,571 million in 2019. The increase was primarily attributable to (i) an increase of RMB731 million in payroll and related expenses as a result of the increased number of our research and development personnel; and (ii) an increase of RMB89 million in technological service fees.

Income tax expense (benefit)

We recorded income tax expense of RMB904 million in 2019, compared to income tax benefit of RMB71 million in 2018. We greatly increased our advertising and marketing expenses to promote Beike and rapidly expand our operation geographically after the launch of Beike platform in 2018. The large advertising expenses and the loss from some of our newly established local operation led to taxable loss in China of RMB143 million in 2018 while we generated a taxable income of RMB2.4 billion from China operation in 2019 after we scaled down our advertising spending and many of our local operation turned to profitable. Our operation, particularly the share-based compensation expenses, at Cayman level has no impact on our income tax expense (benefit).

Net loss

As a result of the foregoing, we recorded net loss of RMB2,180 million in 2019, compared to net loss of RMB428 million in 2018. Excluding the impact of certain non-cash items, most importantly share-based compensation expenses, our adjusted net income increased significantly from RMB131 million in 2018 to RMB1,656 million in 2019, and our adjusted EBITDA increased from RMB607 million in 2018 to RMB2,917 million in 2019. Please see “—Contribution Margin and Non-GAAP Metrics” for the reconciliation of net income (loss), adjusted net income (loss) and adjusted EBITDA.

Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank term deposit and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount increased significantly from RMB15.2 billion as of December 31, 2018 to RMB33.5 billion as of December 31, 2019, because we completed a large size private equity financing and syndicate loan transaction in the fourth quarter of 2019. We believe our healthy liquidity and capital resources help us navigate through unexpected events such as the COVID-19 pandemic. The total amount increased from RMB33.5 billion as of December 31, 2019 to RMB65.2 billion (US$10.0 billion) as of December 31, 2020, which was mainly attributable to the cash generated from operating and financing activities, especially to the initial public offering and follow-on public offering of our class A ordinary shares.

Accounts receivable, net of allowance for credit losses

Our accounts receivable, net of allowance for credit losses was RMB3.4 billion, RMB8.1 billion and RMB13.2 billion (US$2.0 billion) as of December 31, 2018, 2019 and 2020, respectively. A significant portion of accounts receivable was due from real estate developers for our new home transaction services. The accounts receivable increased significantly in 2019 as we greatly expanded our new home transaction service business. Our accounts receivable, net of allowance for credit losses increased from RMB8.1 billion as of December 31, 2019 to RMB13.2 billion (US$2.0 billion) as of December 31, 2020, as we continued to expand our new home transaction service business.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients. Our accounts receivable turnover days for new home transaction services were 117 days in 2018, 96 days in 2019 and 103 days in 2020, while the accounts receivable turnover days for existing home transaction service, where our clients are individual housing customers and brokerage firms on our platform, were 14 days in 2018, 10 days in 2019 and 8 days in 2020. The increase of accounts receivable turnover days for new home transaction services to 103 days in 2020 was result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first quarter. Accounts receivable turnover days improved to 87 days in both the third and fourth quarters as the economic activities resumed.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB197 million, RMB2,560 million and RMB1,643 million (US$252 million) as of December 31, 2018, 2019 and 2020, respectively. We entered into a business cooperation agreement with Tencent in late 2018, which grants us the access to the advertising resources from Tencent’s products and allows us to use Tencent’s cloud services. We started utilizing such resources and services in early 2019, and therefore recorded a large increase in carrying amount of intangible assets (business cooperation agreement) as of December 31, 2019 compared to December 31, 2018.

Long-term investments, net

Our long-term investments amounted to RMB418 million, RMB2,334 million and RMB3,140 million (US$481 million) as of December 31, 2018, 2019 and 2020, respectively. We invest regularly into the value chain of housing transactions. Along with our transition to build Beike platform, we started to make investments into key industry players in 2018. Consequently, the long-term investments increased significantly from RMB418 million as of December 31, 2018 to RMB3,140 million (US$481 million) as of December 31, 2020.

Goodwill

Our goodwill was RMB1,135 million, RMB2,477 million and RMB2,467 million (US$378 million) as of December 31, 2018, 2019 and 2020, respectively. The rapid increase of goodwill in 2019 was the result of acquisition of Zhonghuan, a regional real estate brokerage firm that focuses operation in Southern China.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Current:
Advances to suppliers	82,134	157,210	254,534	474,629	72,740
Deposits paid to new home developers	2,476,640	277,766	3,311,371	2,124,204	325,549
Prepaid rental and other deposits	339,989	393,850	439,775	771,010	118,162
Staff advances	258,833	282,316	247,353	215,007	32,951
Receivables from equity investors	—	3,000,000	—	—	—
Receivables from escrow account	—	139,590	18,982	15,029	2,303
Interests receivable	6,245	15,224	93,950	37,227	5,705
VAT-input deductible	151,351	280,868	608,958	655,016	100,387
Prepaid income tax	—	—	—	108,989	16,703
Others	278,873	318,190	318,073	276,267	42,340
Total	3,594,065	4,865,014	5,292,996	4,677,378	716,840
Non-current:
Prepayment for advertising resources	—	2,745,280	145,806	—	—
Deferred tax asset	147,535	672,622	520,292	884,435	135,546
Others	1,136	109	59,452	109,959	16,852
Total	148,671	3,418,011	725,550	994,394	152,398

Deposits paid to real estate developers represents the earnest deposits we pay to developers for new home sales agency service contracts, and will be collected back after we meet our service commitment. The significant increase in 2019 was due to our expanding cooperation with developers for new home transaction services. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment.

The business cooperation agreement with Tencent, which granted us the right to use advertising resources provided by Tencent, was executed in December 2018. We issued our preferred shares as consideration. We had not activated our rights to utilize the resources thereunder as of December 31, 2018. Therefore, the value of the consideration we paid was recorded as our prepayment, for relevant advertising resources.

We were in the process of reorganization and established our Cayman holding company structure in 2018, which required all shareholders then to make payment offshore into our Cayman holding entity. These offshore payment obligations resulted in an RMB3.0 billion of receivables from equity investors as of December 31, 2018, which was fully settled in January 2019.

Accounts payable

Our accounts payable was RMB1,468 million, RMB4,213 million and RMB6,595 million (US$1,011 million) as of December 31, 2018, 2019 and 2020, respectively. This rapid increase was primarily the result of increasing payable related to new home transaction business. Commission payable related to new home transaction business increased rapidly from RMB761 million as of December 31, 2018, to RMB3,528 million as of December 31, 2019 and to RMB5,467 million (US$838 million) as of December 31, 2020, as increasingly more brokerage firms joined and transacted on our Beike platform. Consequently, the ending balance of commission payable to them for their services in assisting us selling new homes grew rapidly. The advertising fee payable also increased, as a result of our effort to promote our Beike platform after its launch in 2018.

Borrowings

Our long-term borrowings were RMB113 million, RMB4,890 million and nil as of December 31, 2018, 2019 and 2020, respectively. The significant increase of borrowing as of 2019 year end was the result of a US$675 million syndicate loan and a RMB103 million bank loan completed in October 2019.

As of December 31, 2018, 2019 and 2020, our short-term borrowings was RMB210 million, RMB720 million and nil.

Critical Accounting Policies, Judgments and Estimates

An accounting policy is considered critical if it requires an accounting estimate to be made based on assumptions about matters that are uncertain and require significant judgment at the time such estimate is made, and if different accounting estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

We prepare our financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates. Some of our accounting policies require a higher degree of judgment than others in their application and require us to make significant accounting estimates.

The following descriptions of critical accounting policies, judgments and estimates should be read in conjunction with our consolidated financial statements and other disclosures included in this annual report. When reviewing our financial statements, you should consider (i) our selection of critical accounting policies, (ii) the judgments and other uncertainties affecting the application of such policies and (iii) the sensitivity of reported results to changes in conditions and assumptions.

Reorganization

The reorganization consists of transferring our business including existing and new home sales, home rentals, home renovation, financial services and other services, collectively referred as the Beike Business to our group which is owned by the shareholders of Beijing Lianjia and Yiju Taihe immediately before and after the reorganization. The shareholding percentages and rights of each shareholder of our group are substantially the same in Beijing Lianjia, Yiju Taihe and in the Company immediately before and after the reorganization. Accordingly, the reorganization is accounted for in a manner similar to a common control transaction because of the high degree of common ownership, and it is determined that the transfers lack economic substance. Therefore, the accompanying consolidated financial statements are prepared as if the corporate structure of our group after the reorganization had been in existence since inception. Accordingly, the effect of the ordinary shares and the preferred shares issued by our Company pursuant to the reorganization have been retrospectively presented as of the beginning of the earliest period presented on the consolidated financial statement or the original issue date, whichever is later.

Basis of consolidation

Our consolidated financial statements include the financial statements of our company, our subsidiaries, our VIE and its subsidiaries for which we are the ultimate primary beneficiary.

Subsidiaries are those entities in which we, directly or indirectly, control more than one half of the voting power, or have the power to appoint or remove the majority of the members of the board of directors, or cast a majority of votes at the meeting of the board of directors, or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A VIE is an entity in which we have, or our subsidiary has, through contractual arrangements, the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore is the primary beneficiary of the entity.

All intercompany transactions and balances between ourselves, our subsidiaries, our VIE and subsidiaries of the VIE have been eliminated upon consolidation.

Revenue recognition

We adopted ASC 606, Revenue from Contracts with Customers, for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax (“VAT”).

Existing home transaction services

We generate revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by our own Lianjia brand where we act as the principal agent, or split of commissions with other brokerage firms acting as the principal agents in cooperation with us to complete transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The Beike platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent’s role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction completed through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform’s payment system.

When we sign the housing agency service contracts with housing customers and split commissions with other brokerage firms who cooperate with us to complete the housing transactions in accordance with the platform agreement, we are considered to be the principal agent as we have the right to determine the service price and to define the service performance obligations, we have control over services provided and we are fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, we account for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenues.

When other brokerage firms on Beike platform sign the housing agency service contracts with housing customers and split commissions with us in accordance with platform agreement for cooperation services by us in completing the housing transactions, we are considered as a participating agent who provides services to the principal agents as we are not the primary obligor for the agency service contract and do not have the right to determine the service price. Accordingly, we account for the commissions from these agency service contracts on a net basis.

For agency commissions earned by us, either as the principal agent or participating agent, we recognize commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

We also generate revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the Beike platform as a percentage of the transaction commissions earned on the platform for using our ACN and SaaS systems, (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under our franchise brands such as the Deyou brand, and (iii) other service fees for various services offered by Beike platform, such as transaction closing service through our transaction center.

For platform service and franchise fees, we recognize the estimated fees that we expect to receive as revenues when we obtain the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, we recognize them as revenues when the services are provided.

New home transaction services

We generate revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by us. We sign new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. We recognize sales commissions as revenues when the confirmations that terms and conditions for commissions earned are met are received from real estate developers or upon cash receipts of service fees if collection of the commissions are not considered probable.

We subcontract with other brokerage firms to fulfil our agency services contracts with the real estate developers and split commissions with these brokerage firms. We are considered as the principal agent for the agency service contracts signed with the developers as we have the right to determine the service price and to define the service performance obligations, we have control over the services provided by the other brokerage firms and we are fully responsible for fulfilling agency services pursuant to the new home agency service contracts signed with the real estate developers. Accordingly, we account for such agency service contracts on a gross basis and recognize split commissions to collaborating brokerage firms as cost of revenues.

Employee benefits

Our full-time employees in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that we make payments to the government for these benefits based on a certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. We have no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by us for employees might have been insufficient under the PRC laws and regulations, for which we made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) we believe that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable.

Allowance for credit losses of accounts receivable

Prior to January 1, 2020

We maintain an allowance for doubtful accounts to reserve for uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon our assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers’ ability to pay.

Subsequent to December 31, 2019

We adopted ASU 2016-13 and assess the accounts receivable quarterly and establish a reserve to reflect the net amount expected to be collected. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. We estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

Allowance for credit losses of financing receivables

Prior to January 1, 2020

The allowance for credit losses reflects our estimated probable incurred losses. We assessed the creditworthiness and collectability of the portfolios of respective financial receivables, mainly based on delinquency levels and historical write-offs of respective underlying loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. When assigning borrowers into different credit risk levels, factors like location, education background, income level, outstanding external borrowings, and external credit references of the borrowers were considered. In the consideration of above factors, we determined that each portfolio of respective financial receivables subject to credit losses within each credit risk level was homogenous with similar credit characteristics. The allowance for credit losses and corresponding receivables were written off after the third year of delinquency, as before then there was still a significant portion of the delinquent balance being collected based on historical data.

Subsequent to December 31, 2019

We adopted ASU 2016-13 and estimated the allowance for credit losses to reflect our estimated expected losses. We assess the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in our customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from our finance receivable portfolio. We use projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators.

We consider available information in quarterly assessments of the adequacy of the allowance. We believe the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Share-based compensation

We grant share options to our employees, directors and consultants with performance conditions and service conditions, and account for these share-based awards in accordance with ASC 718 “Compensation—Stock Compensation.”

Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

Share options that were granted contained both a service condition and required the completion of an initial public offering. The initial public offering was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

We use the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

In accordance with ASU 2016-09, we have chosen to account for forfeitures when they occur.

The fair value of each option granted by us was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2018	2019	2020
Expected price volatility of the company’s shares	50.6% ~ 51.5%	50.8% ~ 52.6%	51.6% ~52.1%
Expected dividend yield	0%	0%	0%
Risk‑free interest rate	3.4%~3.7%	2.3% ~ 3.5%	1.1% ~1.6%
Expected term — years	10	10	10
Fair value of ordinary shares (US$)	2.73~3.03	3.04 ~ 3.77	3.77 ~20.67

The risk-free interest rate is estimated based on the daily treasury long term rate of U.S. Department of the Treasury with a maturity period close to the expected term of the options. The expected volatility is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected term. Expected term is the contract life of the options. We have never declared or paid any cash dividends on our capital stock, and we do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future.

Fair value of ordinary shares

Prior to our initial public offering, we had been a private company with no quoted market prices for our ordinary shares. We therefore need to make estimates of the fair value of our ordinary shares at various dates for the purposes of (i) at the date of issuance of convertible instruments as one of the inputs in determining the intrinsic value of the beneficial conversion feature; and (ii) at the date of grant of a share-based award to our employees or non-employees as the only input to determine the grant date fair value of the award. Upon the completion of our initial public offering, the fair value of share awards is determined with reference to the price of our ADSs on the NYSE.

The following table sets forth the fair value of our ordinary shares estimated at different times with the assistance from an independent valuation firm.

	Fair Value
Date	per Share	Discount Rate	DLOM
	US$
2017/1/1	1.5	22%	20%
2017/9/30	2.0	21%	15%
2017/12/31	2.1	21%	15%
2018/6/30	2.7	21%	10%
2018/9/30	2.9	21%	10%
2018/12/28	3.0	20%	10%
2019/2/28	3.0	20%	10%
2019/5/31	3.0	19%	10%
2019/8/31	3.0	19%	10%
2019/11/15	3.8	18%	10%
2020/3/31	3.8	19%	10%
2020/6/30	6.1	18%	5%
2020/7/22	6.3	18%	5%

In determining the fair value of our ordinary shares, we applied the income approach/discounted cash flow analysis as the primary approach based on our projected cash flow using our best estimate as of the valuation date. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of valuation.

The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. Our revenues and earnings growth rates, as well as major milestones that we have achieved, contributed to the increase in the fair value of our ordinary shares from January 1, 2017 to July 22, 2020. However, these fair values are inherently uncertain and highly subjective. The assumptions used in deriving the fair values are consistent with our business plan. These assumptions include: our ability to retain competent management, key personnel and staff to support our ongoing operations; and no material deviation in market conditions from economic forecasts. These assumptions are inherently uncertain. The risk associated with achieving our forecasts were assessed in selecting the appropriate discount rates, which ranged from 18% to 22%.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the AICPA Audit and Accounting Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management.

The other major assumptions used in calculating the fair value of ordinary shares include:

Discount rates. The discount rates listed in the table above were based on the weighted average cost of capital, which was determined based on a consideration of the factors including risk-free rate, comparative industry risk, equity risk premium, company size and non-systemic risk factors.

Comparable companies. In deriving the weighted average cost of capital used as the discount rates under the income approach, certain publicly traded companies were selected for reference as our guideline companies. The guideline companies were selected based on the following criteria: (i) they operate in the real estate brokerage and financial services industry and (ii) their shares are publicly traded in the United States or Hong Kong.

Discount for lack of marketability, or DLOM. DLOM listed in the table above was quantified by the Finnerty’s Average Strike put options mode. Under this option-pricing method, which assumed that the put option is struck at the average price of the stock before the privately held shares can be sold, the cost of the put option was considered as a basis to determine the DLOM. This option pricing method is one of the methods commonly used in estimating DLOM as it can take into consideration factors like timing of a liquidity event, such as an initial public offering, and estimated volatility of our shares. The farther the valuation date is from an expected liquidity event, the higher the put option value and thus the higher the implied DLOM. If the DLOM is used for the valuation is lower the determined fair value of the ordinary shares is higher.

Fair value of our ordinary shares increased from US$1.5 as of January 1, 2017 to US$3.8 as of November 15, 2019 primarily due to:

●	the growth in our business;
●	our successful completion of four rounds of financing in 2017, 2018 and 2019, which provided us with the funding needed for our expansion;
●	as we progressed further towards our initial public offering, we increased our estimated probability of a successful initial public offering. As our preferred shares would be automatically converted into ordinary shares upon the completion of a qualified offering, the increase in estimated probability of initial public offering success results in allocation of a higher portion of our business enterprise value to ordinary shares; and
●	the decrease of the DLOM from 20% as of January 1, 2017 to 10% as of November 15, 2019.

The fair value of our ordinary shares remains at US$3.8 as of November 15, 2019 to March 31, 2020 due to the growth in our business and the progress towards the completion of our initial public offering, mitigated by the ongoing uncertainty regarding the COVID-19.

The increase in the fair value of the ordinary shares from US$3.8 per share as of March 31, 2020 to US$6.1 per share as of June 30, 2020 was primarily attributable to the following factors:

●	enhanced liquidity and marketability of the ordinary shares. The discount for lack of marketability decreased from 10% as of March 31, 2020 to 5% as of June 30, 2020;
●	organic growth of our business. Our revenues and net income continued to grow during this period. The revenues and net income in the second quarter of 2020 were RMB20.1 billion (US$3.0 billion) and RMB2.8 billion (US$0.4 billion), respectively, which exceeded the quarterly revenues and net loss in the first quarter of 2020, respectively;
●	the rapid rebound in global capital markets in the second quarter of 2020 after a notable drop in the first half of March due to the COVID-19 outbreak. The New York Stock Exchange Composite Index, the Nasdaq Composite Index and the Nasdaq China US Internet Tiger Index increased by 15%, 29% and 41%, respectively, from March 31, 2020 to June 30, 2020. Furthermore, in the second quarter of 2020, China’s gross domestic product increased by 3.2% on a year-over-year basis, following a 6.8% contraction in the first quarter, according to newly released data from the National Bureau of Statistics; and
●	increased probability of an initial public offering and conversion of preferred shares. As we approach the completion of our initial public offering, we increased our estimated probability of a successful initial public offering from 70% as of March 31, 2020 to 90% as of June 30, 2020.

The increase in the fair value of the ordinary shares from US$6.1 per share as of June 30, 2020 to US$6.3 per share as of July 22, 2020 was primarily attributable to the growth in our business.

Upon the completion of our initial public offering with a public trading market of our ADSs, it was no longer necessary for us to estimate the fair value of our ordinary shares in connection with our accounting for granted share awards. After our initial public offering in August 2020, the fair value of ordinary shares is determined by the closing market price of the ordinary shares on the relevant grant dates.

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

We apply the assets and liabilities method of income taxes in accordance of ASC 740, Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, we consider all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

In order to assess uncertain tax positions, we apply a two-step approach for the tax position measurement and financial statement recognition. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not, that the position will be sustained, including resolution of related appeals or litigation processes, if any. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement. We recognize interest and penalties related to income tax matters, if any, in income tax expense. We did not have any significant unrecognized uncertain tax positions as of December 31, 2018, 2019 and 2020 nor did we recognize any related interest and penalties.

Fair Value Determination Related to the Accounting for Business Combinations

A component of our growth strategy has been to acquire and integrate complementary businesses into our ecosystem. We complete business combinations from time to time which require us to perform purchase price allocations. In order to recognize the fair value of assets acquired and liabilities assumed, mainly consisting of intangible assets and goodwill, as well as the fair value of any contingent consideration to be recognized, we use valuation techniques such as discounted cash flow analysis and ratio analysis in comparison to comparable companies in similar industries under the income approach, market approach and cost approach. Major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital and the effect of expected changes in regulation. Most of the valuations of our acquired businesses have been performed by independent valuation specialists under our management’s supervision. We believe that the estimated fair value assigned to the assets acquired and liabilities assumed are based on reasonable assumptions and estimates that market participants would use. However, these assumptions are inherently uncertain and actual results could differ from those estimates.

Impairment Assessment on Goodwill and Intangible Assets

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. We early adopted ASU No. 2017-04, Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. Impairment charges of goodwill recognized for the years ended December 31, 2018, 2019 and 2020 were nil, nil and RMB22.7 million, respectively. The COVID-19 outbreak adversely affected our business in the first quarter of 2020. Nevertheless, based on our business performance in the last three quarters of 2020, we believe that the impact from COVID-19 is temporary and there will be no material impact on our long-term forecast, and we did not identify any impairments related to goodwill at December 31, 2020 as a result of the impact of COVID-19. We will continue to monitor and evaluate the fair value of goodwill for each reporting unit. Should facts and circumstances change, a non-cash impairment charge could be recorded in the future.

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets. Changes in these estimates and assumptions could materially affect our financial condition and results of operations.

Recently Issued Accounting Pronouncements

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326),” which replaces the existing incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The Company adopted Topic 326 using a modified retrospective method for all financial assets measured at amortized cost and liabilities for guarantee arrangements. Results for reporting periods beginning after January 1, 2020 are presented under Topic 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to retained earnings, net of tax, of RMB91 million as of January 1, 2020 for the cumulative effect of adopting Topic 326. The Company assesses all financial assets subject to credit losses quarterly and establishes a reserve to reflect the net amount expected to be collected. The credit loss reserve is based on an assessment of historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay.

In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement.” The ASU is part of the FASB's disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The ASU modifies disclosure requirements on fair value measurements in Topic 820. The Company adopted ASU 2018-13 effective January 1, 2020. ASU 2018-13 did not have a material impact on disclosures in our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, “Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement (“CCA”) That Is a Service Contract.” This update amends the current guidance that exists for CCAs by providing explicit accounting for implementation costs of a hosting arrangement that is a service contract. The amendments effectively align the accounting for implementation costs for hosting arrangements, regardless of whether they convey a license to the hosted software. Thus, a hosting arrangement that is a service contract will follow the guidance in ASC 350-40 “Intangibles—Goodwill and other, Internal-use software,” to determine which implementation costs to capitalize or expense. This new standard is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted, including adoption in any interim period for which financial statements have not been issued. Entities can choose to adopt the new guidance (1) prospectively to eligible costs incurred on or after the date the guidance is first applied or (2) retrospectively. The Company expects the impact of this accounting standard update on its consolidated financial statements to be immaterial.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815,” which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In March 2020, the FASB issued ASU No. 2020-04, “Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting,” which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, FASB issued ASU No. 2021-01, “Reference Rate Reform (Topic 848),” which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments are effective for all entities beginning on March 12, 2020, and the Company may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40).” The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

B.Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(6,456,226)	3,216,797	112,626	9,361,949	1,434,781
Net cash provided by (used in) investing activities	(2,783,562)	2,609,149	(3,873,722)	(14,977,618)	(2,295,420)
Net cash provided by (used in) financing activities	9,576,284	(1,282,408)	23,026,396	25,406,250	3,893,678
Effect of exchange rate change on cash, cash equivalents and restricted cash	(330)	416	(94,922)	(2,183,682)	(334,664)
Net increase in cash, cash equivalents and restricted cash	336,166	4,543,954	19,170,378	17,606,899	2,698,375
Cash, cash equivalents and restricted cash at the beginning of the period	7,880,078	8,216,244	12,760,198	31,930,576	4,893,575
Cash, cash equivalents and restricted cash at the end of the period	8,216,244	12,760,198	31,930,576	49,537,475	7,591,950

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2018, 2019 and 2020, respectively, our cash, cash equivalents and restricted cash were RMB12.8 billion, RMB31.9 billion and RMB49.5 billion (US$7.6 billion). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our current cash, cash equivalents and restricted cash and expected cash provided by operating activities will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

Although we consolidate the results of our variable interest entities and their subsidiaries, we only have access to the assets or earnings of our variable interest entities and their subsidiaries through our contractual arrangements with our variable interest entities and their shareholders. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with Our VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of its accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering and our ADS offering in November 2020 to make loans or capital contributions to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to our VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash generated from operating activities in 2020 was RMB9,362 million (US$1,435 million). The difference between net cash generated from operating activities and net income of RMB2,778 million (US$426 million) in the same period was the result of adding back RMB3,729 million (US$571 million) for adjustments of non-cash items, adding back RMB38.6 million (US$5.9 million) for dividends received from long-term investments, removing RMB174.8 million (US$26.8 million) of gain on short-term investments, which is by nature an investing activity, and adding another RMB2,991 million (US$458 million) released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,253 million (US$345 million) in share-based compensation expenses, RMB781.7 million (US$119.8 million) in net impairment loss on financial assets, RMB621.2 million (US$95.2 million) in amortization of intangible assets and RMB552.8 million (US$84.7 million) in depreciation expenses.

The cash released from working capital was the result of a RMB2,360 million (US$362 million) increase in customer deposits payable, a RMB2,303 million (US$353 million) increase in accounts payable, a RMB2,119 million (US$325 million) increase in employee compensation and welfare payable, a RMB1,323 million (US$203 million) increase in lease liabilities, a RMB559.1 million (US$85.7 million) decrease in prepayments, receivables and other assets, and a RMB443.0 million (US$67.9 million) decrease in amounts due from related parties, partially offset by a RMB5,835 million (US$894 million) increase in accounts receivable, and a RMB1,196 million (US$183 million) increase in right-of-use assets. The significant increase in customer deposits payable was due to the significant increase in GTV and number of transactions on our platform in the last three quarters of 2020 along with the surge of demand for housing transactions after the economy started to recover from the negative impact of COVID-19.

Net cash provided by operating activities in 2019 was RMB113 million. The difference between net cash provided by operating activities and net loss of RMB2,180 million in the same period was the result of adding back RMB4,159 million for adjustments of non-cash items, removing RMB105 million of realized gain on short-term investments, which is by nature an investing activity, and deducting RMB1,762 million used for working capital.

The adjustment of non-cash items primarily consisted of RMB2,956 million in share-based compensation expense, RMB562 million in depreciation expenses, RMB477 million in amortization of intangible assets and RMB382 million in net impairment losses on financial assets.

The additional cash used for working capital was the result of a RMB5,041 million increase in accounts receivable, a RMB3,401 million increase in prepayments, receivables and other assets, partially offset by a RMB2,720 million increase in accounts payable and a RMB1,589 million increase in customer deposits payable. We collected deposits from housing customers to secure transactions that are in the process of closing, and this amount increased as a result of our growing gross transaction value.

Net cash provided by operating activities in 2018 was RMB3,217 million. The difference between net cash provided by operating activities and net loss of RMB428 million in the same period was the result of adding back RMB824 million for adjustments of non-cash items, removing RMB258 million in realized gain on short-term investments, which is by nature an investment activity, and adding another RMB3,079 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB653 million in depreciation of property and equipment, RMB515 million in deferred tax benefits, RMB382 million in share-based compensation, and RMB139 million in amortization of intangible assets.

The cash released from working capital was the result of a RMB1,746 million decrease in prepayments, receivables and other assets, a RMB1,098 million increase in accounts payable and a RMB909 million increase in employee compensation and welfare payable, partially offset by a RMB769 million increase in accounts receivable and a RMB338 million increase in amounts due from and prepayments to related parties. The increase in amounts due from and prepayments to related parties was mainly the result of deepening cooperation in home rental referrals with rental platform Ziroom.

Investing activities

Net cash used in investing activities in 2020 was RMB15.0 billion (US$2.3 billion), consisting primarily of (i) RMB53.0 billion (US$8.1 billion) used to purchase short-term investments, offset by RMB39.8 billion (US$6.1 billion) maturities of short-term investments, and (ii) RMB37.2 billion (US$5.7 billion) of financing receivables originated, offset by RMB35.4 billion (US$5.4 billion) of financing receivables principal collected. The short-term investments are on low-risk and highly liquid products, and are part of our cash management program.

Net cash used in investing activities in 2019 was RMB3.9 billion, consisting primarily of (i) RMB16.2 billion of financing receivables originated in our financing service, offset by RMB14.8 billion of financing receivables collected, (ii) RMB10.4 billion used in purchases of short-term investments, offset by RMB11.1 billion maturities of short-term investments, and (iii) RMB1.9 billion of cash paid on long-term investments and time deposit.

Net cash provided by investing activities in 2018 was RMB2.6 billion, consisting primarily of (i) RMB46.3 billion of maturities of short-term investments, offset by RMB41.0 billion used to purchase short-term investments, and (ii) RMB15.8 billion of financing receivables collected, offset by RMB15.6 billion of financing receivables originated in our financing service.

Financing activities

Net cash provided by financing activities in 2020 was RMB25.4 billion (US$3.9 billion), consisting primarily of (i) RMB16.3 billion (US$2.5 billion) of proceeds from our initial public offering, net of issuance costs, (ii) RMB15.3 billion (US$2.3 billion) of proceeds from ordinary shares issuance in our follow-on public offering, net of issuance costs, and (iii) RMB3.3 billion (US$0.5 billion) of proceeds from funding debts, partially offset by RMB4.5 billion (US$0.7 billion) of repayment of long-term borrowings and RMB4.0 billion (US$0.6 billion) of repayment of funding debts.

Net cash provided by financing activities in 2019 was RMB23.0 billion, consisting primarily of (i) RMB15.8 billion of proceeds from issuance of preferred shares, (ii) RMB9.9 billion of reinjection of capital from preferred shareholders and (iii) RMB4.9 billion of proceeds from long-term borrowings, partially offset by (i) RMB6.9 billion of repatriation of capital to preferred shareholders to facilitate reorganization, (ii) RMB2.6 billion of repayment of funding debts and (iii) RMB2.4 billion of payment for preferred share buyback.

Net cash used in financing activities in 2018 was RMB1.3 billion, consisting primarily of (i) RMB3.0 billion of repatriation of capital to preferred shareholders to facilitate reorganization and (ii) RMB2.5 billion of repayment of funding debts, partially offset by (i) RMB2.6 billion of proceeds from issuance of preferred shares and (ii) RMB2.3 billion of proceeds from funding debts.

Capital Expenditures

Our capital expenditures were RMB543 million in 2018, RMB703 million in 2019 and RMB887 million (US$136 million) in 2020. Capital expenditures represent cash paid for purchase of property and equipment and intangible assets. We intend to fund our future capital expenditures with our existing cash balance and proceeds from our offshore offerings. We will continue to make capital expenditures to meet the expected growth of our business.

Holding Company Structure

KE Holdings Inc. is a holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and our variable interest entities in China. As a result, KE Holdings Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operation, and in addition enjoy all economic benefit and receive service fees from our VIEs pursuant to the exclusive business cooperation agreement with our VIEs. Our VIEs collectively held 14.4% of our group’s cash, cash equivalents and restricted cash and 12.9% of our group’s total assets as of December 31, 2020, and contributed 1.7% of our group’s total revenue for 2020. The relatively large asset holding of our VIEs is the result of operating everything under these entities prior to our reorganization in 2018. As we now limit the operation of our VIEs to only the areas that are not open to foreign-invested enterprises, including the value-added telecommunication services and certain financial services, we expect the portion of asset held and revenue generated by our VIEs to continue to decrease in the future.

If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Under PRC law, each of our subsidiaries and our variable interest entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and our variable interest entities in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds.

C.Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2020 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.Off-Balance Sheet Arrangements

We provide financial guarantees through our subsidiaries for loans that we facilitate for certain financial partners or individual lenders. We are obligated to compensate the lenders for the principal and interest payment in the event of the borrowers’ default. Therefore, we effectively provide guarantees to lenders against the credit risk.

Other than the above, we have not entered into any other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

F.Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020.

		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	(RMB in thousands )
Operating lease and other commitments	930,099	238,021	426,431	241,549	24,098
Lease liability obligations	6,977,481	2,818,683	3,145,957	870,687	142,154

As of December 31, 2020, our total contractual obligations included RMB1.2 million in obligation to purchase property and equipment, RMB0.5 million in obligation to purchase services, RMB18.8 million in investment commitment, and RMB909.6 million in operating lease commitments, and our funding debt obligations included RMB1,528 million in obligation to repay the consolidated trusts, RMB40 million in obligation to repay the interest.

We did not have any other long-term obligations or guarantees as of December 31, 2020.

G.Safe Harbor

See “Forward-Looking Information.”

Item 6.       Directors, Senior Management and Employees

A.Directors and Senior Management

Baihui Partnership

To ensure the sustainability and governance of our company and better align them with the interests of our stakeholders, our management has established an executive partnership, the Baihui Partnership, to help us better manage our business and to carry out our vision, mission and value continuously. The structure of the Baihui Partnership is designed to promote people with diverse skillsets but sharing the same core values and beliefs that we hold dear.

The Baihui Partnership is operated under principles, policies and procedures that evolve with the development of our business and encompass the following major aspects:

Nomination and Election of Partners

Partners will be elected annually through a nomination process, whereby existing partners may propose candidates to the partnership committee (the “Partnership Committee”). Election of new partners requires the affirmative vote of not less than 75% of all the partners. In order to be elected a partner, the partner candidate must meet certain quality standards to be determined by the Baihui Partnership from time to time.

The Baihui Partnership and its major rights and functions, such as its right to appoint Executive Directors to our board and CEO nomination right, will not become effective until the Baihui Partnership consists of no less than five limited partners. The initial partners of the Baihui Partnership include Mr. ZUO Hui and Mr. SHAN Yigang, each holding 50% of limited partnership interests, and thus, the Baihui Partnership has yet come into effect.

Partnership Committee

The Partnership Committee will be the primary management body of the Baihui Partnership. The Partnership Committee must consist of no more than five partners, and all decisions of the Partnership Committee will be made by certain votes of the members. The authorities of the Partnership Committee include, but not limited to, the following areas:

●	allocating the relevant portion of the annual cash bonus pool for the Partner members of management, with any amounts payable to Partners who are the Company’s directors and executive officers subject to approval of the compensation committee of the Company’s board of directors;
●	manage, invest, distribute and dispose of the assets of the Baihui Partnership, including the aggregate deferred bonuses and any income thereof, or Partnership Assets, for the benefit of the partnership;
●	propose to Baihui Partnership candidates to be nominated as the executive director or the chief executive officer, replace or remove the executive director and the chief executive officer, pursuant to our fourth amended and restated memorandum and articles of association; and
●	administrating the election of partners.

Partnership Committee members serve for a term of three years and may serve multiple terms, unless terminated upon his or her death, resignation, removal, incapacity of such member or termination of his or her membership in the partnership or certain conditions as determined by Baihui Partnership. Prior to each election that takes place once every certain years, the Partnership Committee will nominate a number of partner candidates to stand for election by Baihui Partnership. The initial members of the Partnership Committee include Mr. ZUO Hui and Mr. SHAN Yigang.

Executive Director Appointment and CEO Nomination Right

The Baihui Partnership will be entitled to appoint Executive Directors and nominate and recommend the chief executive officer of the company.

An Executive Director refers to a director of the company that is (i) neither a director who satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange nor a director who is affiliated with or was appointed to our board by a holder or a group of affiliated holders of preferred shares and/or class A ordinary shares converted from preferred shares of our company prior to our initial public offering, and (ii) maintains an employment relationship with our company.

Pursuant to our currently effective articles of association and subject to applicable law or listing rules, our board of directors shall consist of not less than three but not more than nine directors, and the Board shall include (i) at least two (2) Executive Directors, if there are no more than five (5) Directors on the Board of Directors, (ii) at least three (3) Executive Directors, if there are more than five (5) Directors but no more than seven (7) Directors and (iii) at least four (4) Executive Directors, if there are more than seven (7) Directors but no more than nine (9) Directors on the Board of Directors. The Executive Directors shall be nominated by the Baihui Partnership for so long as the Baihui Partnership consists of at least five (5) limited partners and is operating under the terms of its partnership agreement, which we refer to as the Partnership Condition hereinafter. Our board of directors is obligated to cause the Executive Director candidates duly nominated by the Baihui Partnership to be appointed as Directors by the board upon the delivery by the Baihui Partnership of a written notice (duly executed by the general partner of Baihui Partnership on behalf of Baihui Partnership) to us.

In the event that any such Executive Director candidate is not appointed by the Board or any Executive Director nominated by the Partnership is removed in accordance with our currently effective memorandum and articles of association, the Partnership shall have the right to appoint a different person to serve as an interim Executive Director until the next general meeting of our company. Such appointment of the interim Executive Directors to the board shall become effective immediately upon the delivery by the Baihui Partnership of a written notice (duly executed by the general partner of Baihui Partnership on behalf of Baihui Partnership) to us, without the requirement for any further resolution, vote or approval by the shareholders or the board.

If at any time the total number of Executive Directors on the board nominated by the Baihui Partnership is less than two, three or four, as applicable based on the then board composition, for any reason, the Baihui Partnership shall be entitled to appoint such number of Executive Directors to the board as may be necessary to ensure that the board includes the number of Executive Directors as required pursuant to our articles of association. Such appointment of the Executive Directors to the board shall become effective immediately upon the delivery by the Baihui Partnership of a written notice (duly executed by the general partner of Baihui Partnership on behalf of Baihui Partnership) to us, without the requirement for any further resolution, vote or approval by the shareholders or the board.

Subject to the right of the Baihui Partnership to appoint Executive Directors, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting, appoint any person as a director, to fill a casual vacancy on the board or as an addition to the existing board.

Under our currently effective articles of association, for so long as the Partnership Condition is satisfied, the Baihui Partnership has the right to nominate candidates for chief executive officer of our company. Any such candidate who has been nominated by the Baihui Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors.

In the event that such candidate is not appointed by the nominating and corporate governance committee, the Baihui Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or until the nominating and corporate governance committee fails to appoint more than three such candidates nominated by the Baihui Partnership consecutively, after which time our board of directors may then nominate and appoint any person to serve as the chief executive officer of our company.

Bonus Allocation

Each year, the board of directors, acting on the recommendation of our compensation committee, shall approve (i) the aggregate cash bonus pool for senior management of the company for the preceding fiscal year based on a percentage of our adjusted pre-tax operating profits for such fiscal year; and (ii) the allocation of such cash bonus pool between senior management member who are also partners of the Baihui Partnership and who are not partners.

Once the aggregate cash bonus pool is determined, the Partnership Committee will then determine (i) the allocation of the aggregate bonus pool between current year bonus pool and deferred bonus pool, if it deems advisable; and (ii) the allocation of the bonus pool among the partners. The bonus amounts payable to partners who are executive officers or directors will be subject to approval of the compensation committee. The Partnership Committee may also determine, at its sole discretion, to pay bonus out of the Partnership Assets.

Partner Termination, Retirement and Removal

Partners may elect to retire or withdraw from the Baihui Partnership at any time. Conditions of automatic retirement as determined by Baihui Partnership apply to partners. Unless otherwise provided, partners may be removed upon affirmative vote of a majority of all partners, in the event that the Partnership Committee determines that such partner fails to meet any of the qualifying standards and so recommend to the partnership.

Amendment of Partnership Agreement

Amendment of the partnership agreement requires certain affirmative vote of all partners. The Partnership Committee may administer and modify the terms of the partnership agreement, but only to the extent such modifications are administrative or technical in nature that are not inconsistent with other provisions of the partnership agreement as in effect at the time.

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
ZUO Hui	50	Founder and Chairman of the Board
PENG Yongdong	41	Executive Director and Chief Executive Officer
SHAN Yigang	48	Executive Director
XU Tao	47	Chief Financial Officer
XU Wangang	55	Chief Operating Officer
LI Zhaohui (Jeffrey)	45	Director
CHEN Xiaohong	51	Independent Director
CHEN Yu	50	Independent Director

Note: From April 5, 2021, Dr. WANG Yongqun started to oversee a different operational function of our company. Mr. XU Wangang has served as our chief operating officer since then.

ZUO Hui is our founder and has served as the chairman of our board of directors since our inception. Mr. ZUO has been dedicated to China’s housing transactions and services industry for over 20 years. Mr. ZUO has been the chairman of the board of Beijing Lianjia since he founded Beijing Lianjia in 2001. He also founded Ziroom Inc., an affiliate of our company that engages in the business of long-term apartment rentals. In addition, Mr. ZUO holds positions in various social organizations, such as the vice president of China Institute of Real Estate Appraisers and Agents since 2013, the vice president of the China Real Estate Chamber of Commerce since 2016, and a standing member of the 12th Executive Committee of All-China Federation of Industry and Commerce since 2017. Mr. ZUO received his bachelor’s degree in computer and application from Beijing College of Chemical Technology (now known as Beijing University of Chemical Technology) in 1992 and an EMBA degree from Peking University in 2008.

PENG Yongdong has served as our executive director since December 2018 and he co-founded Beike with Mr. ZUO. Mr. PENG has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd., which later changed its name to Beike Zhaofang (Beijing) Technology Co., Ltd., since 2017 and the vice general manager of Beijing Lianjia since 2010. Prior to that, Mr. PENG was a senior consultant of strategy and revolution at IBM between 2006 and 2010. From 2001 to 2004, he acted as a senior manager at BEL. Mr. PENG obtained his bachelor’s degree in electrical engineering from Zhejiang University in 2001 and an IMBA degree from Tsinghua University in 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

SHAN Yigang has served as our executive director since July 2018. He has been a director of Beijing Lianjia since 2007. Prior to joining Beijing Lianjia, Mr. SHAN was the co-founder of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. from 1999 to 2007. Mr. SHAN obtained his EMBA degree from Tsinghua University in 2019.

XU Tao has served as the chief financial officer of Beike Zhaofang (Beijing) Technology Co., Ltd. since 2016. Prior to that, Mr. XU was the chief financial officer of SenseTime Technology (China) Co., Ltd. from June to November in 2016. Between 2014 and 2015, he served as the chief financial officer of Didi Infinity Technology Development Limited Company. Prior to that, Mr. XU was the chief financial officer of Dimension Data Information Technology (Beijing) Co., Ltd. from 2011 to 2014. From 2008 to 2011, Mr. XU served as the financial director of China in Sun Microsystems China Co., Ltd. From 2001 to 2008, Mr. XU served as the chief financial officer at Lucent Technology (China) Co., Ltd. Prior to that, he worked as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. from 1999 to 2001 and worked at Pepsi Cola (China) Co., Ltd. between 1996 and 1998. Mr. XU received his bachelor’s degree in accounting from Capital University of Economics and Business in 1996 and a master’s degree in international accounting from the University of New South Wales in 2005.

XU Wangang is our chief operating officer and served as our co-chief operating officer from 2018 to April 2021. Prior to that, he worked as the general manager and the head of western region from 2015 to 2018 at Chengdu Lianjia Real Estate Brokerage Co., Ltd., an affiliate of our company. Between 2004 and 2015, Mr. XU served as the general manager of Sichuan Yicheng Real Estate Brokerage Co., Ltd. Mr. XU started his career as a staff member in technology R&D at No.10 Research Institute of Ministry of Information Industries and its affiliates (now known as China Electronics Technology Group Corporation No.10 Research Institute) in 1986, where he was promoted to a manager later. Mr. XU graduated from University of Electronic Science and Technology of China with a bachelor’s degree in electronic engineering in 1986.

LI Zhaohui (Jeffrey) has served as our director since December 2018. Mr. LI works as the Vice President and Head of Mergers and Acquisitions Department at Tencent Holdings Ltd., and as the managing partner of Tencent Investment. Before joining Tencent in 2010, Mr. LI served as an investment principal at Bertelsmann Asia Investment Fund. Prior to that, Mr. LI held various positions related to product and business in Google and Nokia. Mr. LI received a bachelor’s degree from Peking University in 1998 and an MBA degree from Duke University Fuqua School of Business in 2004.

CHEN Xiaohong has served as our independent director since August 2020. Ms. CHEN is the Founding and Managing Partner of H Capital. Before founding H Capital in 2014, Ms. CHEN served as a Managing Director at Tiger Global responsible for its investment activities in China. Prior to that, Ms. CHEN was at Joyo.com in 2004 for eight months serving as VP of Business Development and from 1994 to 2004 at Veronis Suhler Stevenson, lastly serving as a Managing Director. Ms. CHEN currently serves on the board of directors of a number of private companies. Ms. CHEN received her B.A. in History from Peking University in 1992 and a Master’s degree in Library Science from Rutgers University in 1994.

CHEN Yu has served as our independent director since March 2021. Ms. CHEN is the founder, executive coach and innovation consultant of Everyone Coach (Shenzhen) Education Technology Co., Ltd., an education technology company, since 2019. From 2016 to 2019, Ms. CHEN served as the founding director and executive coach of Living is Living Pte. Ltd. based in Singapore. Prior to that, Ms. CHEN was the executive coach of Beijing Qicheng Zhuanhe Management Co., Ltd. from 2012 to 2016. Ms. CHEN held various positions at Nokia China Investment Company and Nokia Siemens Networks based in Finland from 1995 to 2012. Ms. CHEN received her bachelor of science degree from Beijing University of Posts and Telecommunications in 1992 and her degree of executive master in Consulting and Coaching for Change from INSEAD in Singapore in 2016.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2020, we paid an aggregate of RMB29.4 million (US$4.5 million) in cash to our executive directors and executive officers, and we did not pay any compensation to our non-executive directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause upon 60-day advance written notice. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a three-month advance written notice.

Each executive officer has agreed to hold, both during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third-party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees who is employed by us on or after the date of the executive officer’s termination, or in the year preceding such termination, without our express consent.

We have also entered into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Share Incentive Plans

2018 Share Option Plan

In 2018, our shareholders and board of directors adopted the Pre-IPO Share Option Scheme, or the 2018 Share Option Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Before we incorporated our Cayman holding company KE Holdings Inc. and adopted this 2018 Share Option Plan, Beijing Lianjia, our main operating entity in China before the reorganization, had also granted share awards to our employees. Upon the adoption of 2018 Share Option Plan at the Cayman holding company level, we and our employees agreed to switch all share awards granted at Beijing Lianjia level to the options to purchase ordinary shares in KE Holdings Inc., under the same terms and conditions.

The maximum aggregate number of class A ordinary shares issuable pursuant to all awards under the plan is 350,225,435, subject to further amendment.

The following paragraphs describe the principal terms of the Plan.

Type of Awards. The Plan permits the awards of options.

Plan Administration. The Plan is administered by the Administrator(s) designated by our board of directors from time to time. The Administrator determines, among others, the participants eligible to receive awards, the number of options to be granted to each eligible participant, and the terms and conditions of each award grant. In August 2018, Mr. SHAN Yigang, our executive director, was appointed the Administrator of the plan.

Award Agreement. Awards granted under the Plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each award, which may include the term of the award, restrictions on transfer of the award, and the provisions applicable in the event that the grantee’s employment or service terminates.

Eligibility. We may grant awards to our employees, directors and consultants.

Vesting Schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of Awards. Our board of directors and the Administrator determine the exercise price, as applicable, for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time set by the Administrator at the time of grant.

Transfer Restrictions. Awards may not be transferred in any manner by the participant unless approved by the Board in writing or, on the death of the grantee, to his or her personal representative(s).

Termination and Amendment of the Plan. Unless terminated earlier, the Plan has a term of ten years. Our board of directors may amend or vary any of the provisions of the Plan, which may or may not affect adversely any rights which have accrued to any grantee at the time. Any such amendment or variation of provisions by the board directors shall not require any prior consent by or notice to any other party.

Historically, we have granted options to purchase 187,034,325 class A ordinary shares to our directors and executive officers, which have all vested and been exercised. As of February 28, 2021, there was no award granted under the 2018 Share Option Plan to our directors and executive officers that remained outstanding. In addition, 69,012,245 class A ordinary shares underlying option awards granted to certain of our employees have been exercised by these grantees, and are held in trusts for the grantees’ benefit. As of February 28, 2021, granted options to purchase 77,023,600 class A ordinary shares remain outstanding, and an aggregate of 17,155,265 class A ordinary shares may be issued pursuant to share awards under the 2018 Share Option Plan.

2020 Share Incentive Plan

In July 2020, our shareholders and board of directors adopted the 2020 Global Share Incentive Plan, or the 2020 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. The maximum aggregate number of class A ordinary shares which may be issued pursuant to all awards under the 2020 Share Incentive Plan is initially 80,000,000, plus, commencing with the fiscal year beginning January 1, 2021, an annual increase on the first day of each fiscal year during the ten-year term of the plan, by an amount equal to 1% of the total number of shares issued and outstanding on an as-converted fully diluted basis on the last day of the immediately preceding fiscal year, or such lesser number of shares as determined by our board of directors. The size of the 2020 Share Incentive Plan is to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

As of February 28, 2021, no award has been granted under the 2020 Share Incentive Plan.

The following paragraphs describe the principal terms of the 2020 Share Incentive Plan.

Types of awards. The plan permits the awards of options, restricted shares, and restricted share unit awards or other types of awards approved by our board of directors or compensation committee (the “Committee”) of the board.

Plan administration. Our board of directors or the Committee (the plan administrator) administer the plan. The board or the Committee determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards under the plan are evidenced by an award agreement that set forth the terms, conditions and limitations for each award which may include the term of an award, the provisions applicable in the event the participant’s employment or service terminates, and the Company’s authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind an award.

Eligibility. We may grant awards to our directors, consultants, and employees.

Vesting schedule. In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by the plan administrator and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Awards may not be transferred in any manner by the eligible participant other than in accordance with the limited exceptions provided in the plan, such as transfers to our company or a subsidiary of ours, transfers to the immediate family members of the participant by gift, the designation of a beneficiary to receive benefits if the participant dies, permitted transfers or exercises on behalf of the participant by the participant’s duly authorized legal representative if the participant has suffered a disability, or, subject to the prior approval of the plan administrator or our executive officer or director authorized by the plan administrator, transfers to one or more natural persons who are the participant’s family members or entities owned and controlled by the participant and/or the participant’s family members, including but not limited to trusts or other entities whose beneficiaries or beneficial owners are the participant and/or the participant’s family members, or to such other persons or entities as may be expressly approved by the plan administrator, pursuant to such conditions and procedures as the plan administrator may establish.

Termination and amendment of the 2020 Share Incentive Plan. Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years. Our board of directors may terminate, amend or modify the plan, subject to the limitations of applicable laws. However, no termination, amendment, or modification of the plan may adversely affect in any material way any award previously granted pursuant to the plan without the prior written consent of the participant.

C.Board Practices

Board of Directors

Our board of directors consists of six directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of CHEN Xiaohong, PENG Yongdong and CHEN Yu. CHEN Xiaohong is the chairperson of our audit committee. We have determined that CHEN Xiaohong and CHEN Yu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that CHEN Xiaohong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	overseeing the fairness and appropriateness of our proposed related party transactions;
●	meeting separately and as often as it determines necessary with management and the independent auditors; and
●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee consists of CHEN Yu, SHAN Yigang and CHEN Xiaohong. CHEN Yu is the chairperson of our compensation committee. We have determined that CHEN Yu and CHEN Xiaohong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of ZUO Hui, CHEN Xiaohong and CHEN Yu. ZUO Hui is the chairperson of our nominating and corporate governance committee. We have determined that CHEN Xiaohong and CHEN Yu satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

Duties of Directors

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
•	declaring dividends and distributions;
•	appointing officers and determining the term of office of the officers;
•	exercising the borrowing powers of our company and mortgaging the property of our company; and
•	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors and certain number of Executive Directors shall be appointed by Baihui Partnership. Baihui Partnership is also entitled to nominate and recommend candidates for the chief executive officer of our company, and any such candidate nominated by the Baihui Partnership shall stand for appointment by the nominating and corporate governance committee of our board of directors. In the event that the nominating and corporate governance committee fails to appoint more than three such candidates nominated by the Baihui Partnership consecutively, then our board of directors may then appoint the chief executive officer. For more details, see “Item 6. Directors, Senior Management and Employees—Baihui Partnership—Executive Director Appointment and CEO Nomination Right.” A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from the Board, is absent from meetings of the Board for four consecutive meetings and the Board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

D.Employees

We had a total of 119,658 employees as of December 31, 2020. The following table sets forth the numbers of our employees categorized by function as of December 31, 2020.

Number of
Function	Employees
Agents and supporting staff	91,210
Platform operations	12,316
Research and development	3,420
Business development, sales and marketing	5,042
Administration and management	7,670
Total	119,658

As of December 31, 2020, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

Our success depends on our ability to attract, motivate, train and retain qualified personnel. See “Item 4. Information on the Company—B. Business Overview—Modules in Our Infrastructure—Professional Development and Support.” We believe we offer our employees competitive compensation packages and an environment that encourages self-development and, as a result, have generally been able to attract and retain qualified personnel and maintain a stable core management team. In addition, we invest significant resource in the recruitment of employees to support our fast growth of business operations. In particular, we have been successfully attracted a large number of college graduates to join our offline operations in delivering real estate brokerage services to housing customers and experienced and talented research and development professionals to join us in expanding and enhancing our platform technology capabilities.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing provident fund. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We have granted, and plan to continue to grant, share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development.

We enter into standard labor contracts with our employees. To date, we have not experienced any significant labor disputes. None of our employees is represented by a labor union.

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2021 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 2,666,966,855 class A ordinary shares and 885,301,280 class B ordinary shares outstanding as of February 28, 2021.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

	Ordinary Shares Beneficially Owned
			Total Ordinary
		Class B	Shares on an	% of
	Class A Ordinary	Ordinary	As-Converted	Beneficial	% of Aggregate Voting
	Shares	Shares	Basis	Ownership	Power ***
Directors and Executive Officers**:
ZUO Hui(1)	493,605,739	885,301,280	1,378,907,019	38.8%	81.1%
PENG Yongdong(2)	110,116,275	—	110,116,275	3.1%	1.0%
SHAN Yigang(3)	47,777,775	—	47,777,775	1.3%	0.4%
XU Tao	*	—	*	*	*
XU Wangang(4)	54,272,705	—	54,272,705	1.5%	0.5%
LI Zhaohui (Jeffrey)	—	—	—	—	—
CHEN Xiaohong	*	—	*	*	*
CHEN Yu	*	—	*	*	*
All Directors and Executive Officers as a Group	515,808,625	885,301,280	1,401,109,905	39.4%	81.3%
Principal Shareholders:
Propitious Global Holdings Limited(5)	—	885,301,280	885,301,280	24.9%	76.8%
Entities affiliated with Tencent(6)	410,842,111	—	410,842,111	11.6%	3.6%
SVF II Holdings Subco (DE) LLC.(7)	250,877,295	—	250,877,295	7.1%	2.2%
Entities affiliated with Hillhouse(8)	176,255,685	—	176,255,685	5.0%	1.5%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2021.

**

Except as indicated otherwise below, the business address of our directors and executive officers is Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, People’s Republic of China. The business address of Mr. ZUO Hui and Mr. SHAN Yigang is 5th Floor, Building 16, No. 5 Jiangtai Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Mr. LI Zhaohui is 10/F, China Technology Trade Center, No. 66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The business address of Ms. CHEN Xiaohong is Room 1001, Liangmaqiao DRC Office Building D1, Chaoyang District, Beijing, People’s Republic of China. The business address of Ms. CHEN Yu is 14/o East Unit, Haian Building, 15 Haide Third Road, Nanshan District, Shenzhen, People’s Republic of China.

***

For each person or group included in this column, percentage of total voting power represents voting power based on both class A and class B ordinary shares held by such person or group with respect to all of our outstanding class A and class B ordinary shares as a single class. Each holder of our class A ordinary shares is entitled to one vote per share. Each holder of our class B ordinary shares is entitled to ten votes per share. Our class B ordinary shares are convertible at any time by the holder into class A ordinary shares on a one-for-one basis.

(1)

Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. ZUO Hui, and 493,605,739 class A ordinary shares held by certain shareholders, which have granted an irrevocable voting proxy for all class A ordinary shares currently held by them to Mr. ZUO. Propitious Global Holdings Limited is wholly-owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands, which is beneficially owned by Mr. ZUO Hui through a trust. Mr. ZUO Hui and his family members are the trust’s beneficiaries. Therefore, Mr. ZUO Hui may be deemed to beneficially own all of the shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(2)

Represents (i) 53,000,000 class A ordinary shares held by New Eminence International Limited, a company incorporated in British Virgin Islands, and (ii) 57,116,275 class A ordinary shares held by GainWell Investment Corp., a company incorporated in British Virgin Islands. These shares are beneficially owned by Mr. PENG Yongdong. The registered address of New Eminence International Limited and GainWell Investment Corp. is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.

(3)

Represents 47,777,775 class A ordinary shares held by Clover Rich Limited, a company incorporated in British Virgin Islands, and beneficially owned by Mr. SHAN Yigang. The registered address of Clover Rich Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(4)

Represents (i) 24,354,655 class A ordinary shares held by Blossom South Limited, a company incorporated in British Virgin Islands, and (ii) 29,918,050 class A ordinary shares held by GainWell Investment Corp. These shares are beneficially owned by Mr. XU Wangang. The registered address of Blossom South Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

(5)

Represents 885,301,280 class B ordinary shares held by Propitious Global Holdings Limited, a company incorporated in British Virgin Islands and beneficially owned by Mr. ZUO Hui. Propitious Global Holdings Limited is wholly-owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands, which is beneficially owned by Mr. ZUO Hui through a trust. Mr. ZUO Hui and his family members are the trust’s beneficiaries. Therefore, Mr. ZUO Hui may be deemed to beneficially own all of the shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(6)

Represents (i) 49,169,495 class A ordinary Shares held by Morespark Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (ii) 33,625,445 class A ordinary shares held by Parallel Stellar Investment Limited, a company incorporated in the Cayman Islands, which is beneficially owned and controlled by Tencent; (iii) 245,499,801 class A ordinary shares (including 20,400,000 class A ordinary shares represented by 6,800,000 ADSs) held by Tencent Mobility Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (iv) 78,947,370 class A ordinary shares held by Parallel Galaxy Investment Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; and (v) 3,600,000 class A ordinary shares represented by 1,200,000 ADSs held by Sunshine Peak Holding Limited, a company beneficially owned and controlled by Tencent. The registered address of Morespark Limited, Tencent Mobility Limited and Parallel Galaxy Investment Limited is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Parallel Stellar Investment Limited is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

(7)

Represents 250,877,295 class A ordinary shares held by SVF II Holdings Subco (DE) LLC, a company incorporated in the United States. The registered address of SVF II Holdings Subco (DE) LLC is 251 Little Falls Drive, Wilmington Delaware 19808, United States.

(8)

Represents (i) 93,674,085 class A ordinary shares held by HH PDII Holdings Limited, a company incorporated in the Cayman Islands, which is beneficially owned and controlled by Hillhouse; (ii) 46,528,970 class A ordinary shares held by HH SHL Holdings Limited, a company incorporated in British Virgin Islands, which is beneficially owned and controlled by Hillhouse; (iii) 21,052,630 class A ordinary shares held by HH SPR-IX Holdings Limited, a company incorporated in the Cayman Islands, which is beneficially owned and controlled by Hillhouse; and (iv) 15,000,000 class A ordinary shares represented by 5,000,000 ADSs held by Hillhouse Capital Advisors, Ltd., a company beneficially owned and controlled by Hillhouse. The registered address of HH PDII Holdings Limited and HH SPR-IX Holdings Limited is 89 Nexus Way, Camana Bay, P.O. Box 31106, Grand Cayman KY1-1205, Cayman Islands. The registered address of HH SHL Holdings Limited is Trinity Chambers, P.O. Box 4301, Road Town, Tortola, VG1110, British Virgin Islands.

To our knowledge, as of February 28, 2021, a total of 717,837,798 class A ordinary shares are held by The Bank of New York Mellon, the depositary of our ADS program and a record holder in the United States, representing approximately 20.2% of our total outstanding shares on an as-converted basis. A total of 250,877 295 class A ordinary shares are held by another record holder in the United States, representing approximately 7.1% of our total outstanding shares on an as-converted basis. None of our outstanding class B ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with Our VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ziroom Inc.

We had related party transactions with Ziroom Inc. and its subsidiaries (collectively, “Ziroom”), a group company under control of Mr. ZUO Hui, our founder and chairman of the board. We had revenues from Ziroom in the amount of RMB357 million, RMB309 million and RMB128 million (US$20 million) in 2018, 2019 and 2020, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Ziroom, online marketing services revenue, and interest income from loans provided to Ziroom. We incurred costs related to services from Ziroom in the amount of RMB4,604 thousand, RMB482 thousand and RMB1,025 thousand (US$157 thousand) in 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, Ziroom had amounts due to us of RMB602 million, RMB610 million and RMB336 million (US$51 million), respectively, primarily including commission receivables. As of December 31, 2018, 2019 and 2020, we had amounts due to Ziroom of RMB104 million, RMB123 million and RMB21 million (US$3 million), respectively.

Transactions with Yuanjing Mingde

We had related party transactions with Yuanjing Mingde Management Consulting Co., Ltd. (“Yuanjing Mingde”), a company under control of Mr. ZUO Hui. We had revenues from Yuanjing Mingde in the amount of RMB61 million, RMB227 million and RMB127 million (US$19 million) in 2018, 2019 and 2020, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Yuanjing Mingde, and interest income from loans provided to Yuanjing Mingde. We incurred costs related to rental and services and purchases from Yuanjing Mingde in the amount of RMB850 thousand and RMB9 million (US$1 million) in 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, Yuanjing Mingde had amounts due to us of RMB37 million, RMB141 million and RMB16 million (US$3 million), respectively. As of December 31, 2018, 2019 and 2020, we had amounts due to Yuanjing Mingde of RMB4 million, RMB5 million and RMB3 million (US$0.5 million), respectively. As of December 31, 2019 and 2020, we had short-term loans receivable from Yuanjing Mingde of RMB1.9 billion and nil, respectively.

In June 2018, we entered into a RMB1.5 billion loan agreement with Yuanjing Mingde at a fixed borrowing rate of 10%. Yuanjing Mingde repaid RMB1.2 billion in August 2018, and extended the maturity date of the remaining RMB0.3 billion to August 31, 2018, with a fixed borrowing rate of 12%. The balance of this loan has been fully repaid.

In November 2018, we entered into a six-month RMB1.9 billion loan agreement with Yuanjing Mingde at a fixed borrowing rate of 10%. Yuanjing Mingde has fully repaid the loan in July 2020.

Transactions with Vanlian

We had related party transactions with Vanlian (Beijing) Decoration Co., Ltd. (“Vanlian”), an affiliate of our company. We had commission service and marketing service revenue from cooperation on property renovation business with Vanlian in the amount of RMB5 million and RMB4 million and RMB15 million (US$2 million) in 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, Vanlian had amounts due to us of RMB40 million, RMB6 million and RMB22 million (US$3 million), respectively. As of December 31, 2019 and 2020, we had amounts due to Vanlian of RMB100 thousand and RMB879 thousand (US$135 thousand), respectively. We had short-term loan receivable from Vanlian of RMB5 million as of December 31, 2017, which was settled in May 2018.

Transactions with IFM

We had related party transactions with IFM Investments Limited (“IFM”), an affiliate of our company in which we hold 37.6% interest. We had revenues from IFM in the amount of RMB1 million, RMB11 million and RMB44 million (US$7 million) in 2018, 2019 and 2020, respectively, including revenue from technical and training support services provided to IFM, revenue from customer referrals and interest income from loans provided to IFM. We incurred costs related to services from IFM in the amount RMB3 million and RMB9 million (US$1 million) in 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, IFM had amounts due to us of RMB41 million, RMB5 million and RMB7 million (US$1 million), respectively. As of December 31, 2019 and 2020, we had amounts due to IFM of RMB46 million and RMB15 million (US$2 million), respectively. We had short-term loan receivable from IFM of RMB20 million and RMB20 million (US$3 million) as of December 31, 2019 and 2020.

Transactions with Mr. ZUO Hui

As of December 31, 2018, 2019 and 2020, we had amounts due to Mr. ZUO Hui, our founder and chairman of the board, of RMB117 million, RMB1 million and nil, respectively.

Transactions with Tencent

We had related party transactions with Tencent, one of our principal shareholders. We incurred expenses related to services from Tencent in the amount of RMB39 million (US$6 million) in 2020, including advertising resources utilization and cloud technology provided by Tencent which we activated our rights to utilize pursuant to the business cooperation agreement we entered with Tencent in late 2018.

As of December 31, 2020, we had amounts due from and prepayments to Tencent of RMB35 million (US$5 million), which mainly consists of prepayment for advertising resources, marketing and cloud services amounting to RMB11 million, and RMB24 million withheld by Tencent in relation to reissuance of treasury shares in 2019, which shall be received upon completion of certain tax filing procedures by us.

Transactions with Brokerage Firms

We had related party transactions with brokerage firms in which we have significant influence. We had revenues from commission support services and platform and franchise services provided to those brokerage firms in the amount of RMB80 thousand, RMB63 million, and RMB203 million (US$31 million) in 2018, 2019 and 2020, respectively. We incurred costs related to services from those brokerage firms in the amount of RMB515 thousand, RMB101 million and RMB426 million (US$65 million) in 2018, 2019 and 2020, respectively.

As of December 31, 2018, 2019 and 2020, the brokerage firms had amounts due to us of RMB1,022 thousand, RMB5,574 thousand and RMB11 million (US$2 million), respectively. As of December 31, 2018, 2019 and 2020, we had amounts due to the brokerage firms of RMB653 thousand, RMB87 million and RMB214 million (US$33 million), respectively.

Investor Rights Agreement

We entered into our second amended and restated investor rights agreement on November 29, 2019 with our shareholders, which consist of holders of ordinary shares and preferred shares. The amended and restated investor rights agreement provides for certain shareholders’ rights, including right of first refusal, co-sale rights, and preemptive rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights, as well as the corporate governance provisions, automatically terminated upon the completion of our initial public offering.

Registration Rights

Pursuant to our second amended and restated investor rights agreement dated November 29, 2019, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.

Demand Registration Rights. At any time following 180 days after November 18, 2020, the effective date of our follow-on public offering, shareholders holding at least five percent of the then outstanding shares could submit a request that we effect the registration of the registrable securities under the Securities Act where the anticipated gross proceeds would be at least US$200 million. Upon such a request, we shall promptly give notice of such requested registration to the other shareholders and thereupon shall use reasonable best efforts to effect, as expeditiously as possible, the registration under the Securities Act of (i) all registrable securities for which the requesting shareholders has requested registration and (ii) other registrable securities of the same class as those requested to be registered by the requesting shareholder that any shareholders with rights to request registration have requested us to register by request received by us within five business days after such shareholders receive our notice of the demand Registration.

Piggyback Registration Rights. If, at any time following our initial public offering, we propose to file a registration statement for a public offering of our securities (except registration statement field in relation to demand registration, Form F-3 registration, Form S-3 registration or to any employee benefit plan or a corporate reorganization), we shall give each holder written notice of such registration at least 10 business days prior to filing of such registration statement and, upon the written request of any holder given within 5 business days after the receipt of such notice, we shall use reasonable best efforts to effect the registration under the Securities Act of all registrable securities that have been so requested to register by all such shareholders, to the extent requisite to permit the disposition of the registrable securities so to be registered. We shall pay all registration expenses in connection with each of such piggyback registration.

Form F-3 Registration Rights. After the closing of our initial public offering, we shall use best efforts to qualify for registration on Form F-3. At any time following the consummation of an initial public offering and when we are eligible to use a Form F-3 registration statement, shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 for a public offering of registrable securities for which we are entitled to use Form F-3 or a comparable form to register the requested registrable securities.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand (subject to certain exceptions), piggyback or F-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) if we complete a liquidation, (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 promulgated under the Securities Act, or (iii) after five years of the completion of our initial public offering.

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

Share Incentive Plan

See “Item 6. Directors, Senior Management and Employees—B. Compensation.”

C.Interests of Experts and Counsel

Not applicable.

Item 8.Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. As we routinely enter into business contracts with real estate developers, brokerage brands, housing customers and other platform and industry participants, we have been and may continue to be involved in legal proceedings arising from contract disputes. In October 2018, we were named as a defendant in a civil lawsuit involving contract disputes filed in Sichuan by a local real estate developer (the “Plaintiff”) claiming refunds and damages of approximately RMB150 million. We believe that the claims made by the Plaintiff were without merit and the damages sought were groundless, and we have asserted counterclaims against the Plaintiff. In December 2020, the court of first instance ruled that we should pay a total damage of approximately RMB12.7 million to the Plaintiff, who was ruled to pay us service fees of approximately RMB12.9 million. We have subsequently submitted an appeal petition requesting for additional damages and other outstanding fees and a reduction of the damages payable by us. As of the date of this annual report, the legal proceeding of the second trial is still pending, and we will continue to defend ourselves vigorously. Regardless of the outcome, however, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.”

Dividend Policy

Our board of directors has discretion on whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under Cayman Islands law, namely that our company may only pay dividends out of profits or share premium account, and provided always that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business. Even if we decide to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant.

We do not have any present plan to pay any cash dividends on our ordinary shares in the foreseeable future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulation Related to Foreign Exchange and Dividend Distribution.”

If we pay any dividends on our ordinary shares, we will pay those dividends which are payable in respect of the class A ordinary shares underlying the ADSs to the depositary, as the registered holder of such class A ordinary shares, and the depositary then will pay such amounts to the ADS holders in proportion to the class A ordinary shares underlying the ADSs held by such ADS holders, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Item 12. Description of Securities Other than Equity Securities—D. American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

B.Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9.The Offer and Listing

A.Offering and Listing Details

Our ADSs, each representing three of our class A ordinary shares, have been listed on NYSE since August 13, 2020. Our ADSs trade under the symbol “BEKE.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the NYSE since August 13, 2020 under the symbol “BEKE.”

D.Selling Shareholders

Not applicable.

E.Dilution

Not applicable.

F.Expenses of the Issue

Not applicable.

Item 10.Additional Information

A.Share Capital

Not applicable.

B.Memorandum and Articles of Association

The following are summaries of material provisions of our fourth amended and restated memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our fourth amended and restated memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

Ordinary Shares. Our ordinary shares are divided into class A ordinary shares and class B ordinary shares. Holders of our class A ordinary shares and class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members (shareholders). We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of class A ordinary shares by the holders thereof at any time, while class A ordinary shares cannot be converted into class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any class B ordinary share by a holder thereof to any person other than our founder Mr. ZUO Hui or one of his affiliates, or upon a change of control of the ultimate beneficial ownership of any class B ordinary share to any person other than our founder Mr. ZUO Hui or one of his affiliates, such class B ordinary share shall be automatically and immediately converted into one class A ordinary share. In addition, if at any time Mr. ZUO Hui and his affiliates collectively own less than 5% of the total number of the issued and outstanding class B ordinary shares upon completion of our initial public offering, all of the issued and outstanding class B ordinary shares will be automatically converted into the same number of class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our fourth amended and restated memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Holders of class A ordinary shares and class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one shareholder present in person or by proxy.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our fourth amended and restated memorandum and articles of association. Our fourth amended and restated memorandum and articles of association provide that in respect of any resolution relating to a Special Partnership Matter, or which in any way affects a Special Partnership Matter, including, without limitation, any amendment to any provision of our memorandum or articles of association which relates to a Special Partnership Matter, must be approved as a special resolution, and that for these purposes a special resolution requires the affirmative vote of no less than 95% of votes cast by our shareholders at a general meeting. A “Special Partnership Matter” includes, for so long as the Partnership Condition is satisfied, (i) the rights of the Baihui Partnership to appoint our Executive Directors and to nominate and recommend the chief executive officer of our company as described under “Item 6. Directors, Senior Management and Employees—Baihui Partnership—Executive Director Appointment and CEO Nomination Right,” and (ii) the procedures regarding the election, appointment and removal of directors or size of our board of directors. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our fourth amended and restated memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

Shareholders’ general meetings may be convened by a majority of our board of directors. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy or by electronic or virtual means, holding shares which carry not less than one-half of all votes attaching to all issued and outstanding shares of our company entitled to vote at such general meeting.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our fourth amended and restated memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and
●	a fee of such maximum sum as the New York Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange, be suspended and our register of members (shareholders) closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class. The rights attached to, or otherwise conferred upon the holders of the shares of, any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights attached to or otherwise conferred upon the holders of the shares of any class shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our fourth amended and restated memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our fourth amended and restated memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preference shares without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements. See “Item 10. Additional Information—H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our fourth amended and restated memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our fourth amended and restated memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue negotiable or bearer shares or shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (i) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (ii) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The written plan of merger or consolidation must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90.0%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provide the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;
●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;
●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and
●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of dissentient minority shareholders upon a tender offer. When a tender offer is made and accepted by holders of 90.0% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands court can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our fourth amended and restated memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our fourth amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third-party, and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our fourth amended and restated memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our fourth amended and restated memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our fourth amended and restated memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our fourth amended and restated memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares.

Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our fourth amended and restated memorandum and articles of association, whenever the capital of our company is divided into different classes, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our fourth amended and restated memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our fourth amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our fourth amended and restated memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

See “Exhibit 2.5—Description of Securities” attached to this form 20-F for more descriptions of our securities.

C.Material Contracts

Other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” or “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report, we have not entered into any material contract during the two years immediately preceding the date of this annual report.

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Relating to Foreign Exchange.”

E.Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder (Hong Kong) LLP, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

We believe that KE Holdings Inc. is not a PRC resident enterprise for PRC tax purposes. KE Holdings Inc. is not controlled by a PRC enterprise or PRC enterprise group, and we do not believe that KE Holdings Inc. meets all of the conditions above. KE Holdings Inc. is a company incorporated outside of the PRC. For the same reasons, we believe our other entities outside of China are not PRC resident enterprises either. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” There can be no assurance that the PRC government will ultimately take a view that is consistent with us.

If the PRC tax authorities determine that KE Holdings Inc. is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of the ADSs. In addition, non-resident enterprise shareholders (including the ADS holders) may be subject to a 10% PRC tax on gains realized on the sale or other disposition of ADSs or ordinary shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders (including the ADS holders) would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to such dividends or gains, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. It is also unclear whether non-PRC shareholders of KE Holdings Inc. would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that KE Holdings Inc. is treated as a PRC resident enterprise.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

•	banks and other financial institutions;

•	insurance companies;
•	pension plans;
•	cooperatives;
•	regulated investment companies;
•	real estate investment trusts;
•	broker-dealers;
•	traders that elect to use a mark-to-market method of accounting;
•	certain former U.S. citizens or long-term residents;
•	tax-exempt entities (including private foundations);
•	holders who acquire their ADSs or class A ordinary shares pursuant to any employee share option or otherwise as compensation;
•	investors that will hold their ADSs or class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
•	investors that have a functional currency other than the U.S. dollar;
•	persons that actually or constructively own 10% or more of our stock (by vote or value); or
•	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or class A ordinary shares through such entities.

all of whom may be subject to tax rules that differ significantly from those discussed below.

Each U.S. Holder is urged to consult its tax advisor regarding the application of U.S. federal taxation to its particular circumstances, and the state, local, non-U.S. and other tax considerations of the ownership and disposition of the ADSs or our class A ordinary shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of the ADSs or class A ordinary shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;
●	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the laws of the United States or any state thereof or the District of Columbia;
●	an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source; or
●	a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of the ADSs or class A ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding the ADSs or class A ordinary shares are urged to consult their tax advisors regarding an investment in the ADSs or class A ordinary shares.

For U.S. federal income tax purposes, it is generally expected that a U.S. Holder of ADSs will be treated as the beneficial owner of the underlying shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of the ADSs will be treated in this manner. Accordingly, deposits or withdrawals of class A ordinary shares for ADSs will generally not be subject to U.S. federal income tax.

Passive Foreign Investment Company Considerations

A non-U.S. corporation, such as our company, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and assets readily convertible into cash are categorized as a passive asset and the company’s goodwill and other unbooked intangibles are taken into account. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, 25% or more (by value) of the stock.

Although the law in this regard is not entirely clear, we treat our consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of our consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we do not believe we were a PFIC for the taxable year ended December 31, 2020, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). If our market capitalization subsequently declines, we may be or become a PFIC for the current taxable year or future taxable years. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our offshore offerings. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or our class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our class A ordinary shares.

The discussion below under “—Dividends” and “—Sale or Other Disposition” is written on the basis that we will not be or become classified as a PFIC for U.S. federal income tax purposes. The U.S. federal income tax rules that apply generally if we are treated as a PFIC are discussed below under “—Passive Foreign Investment Company Rules.”

Dividends

Any cash distributions paid on the ADSs or class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

Dividends received on the ADSs or class A ordinary shares will not be eligible for the dividends received deduction allowed to corporations in respect of dividends received from U.S. corporations.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or class A ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the New York Stock Exchange, and we are thus readily tradable on an established securities market in the United States and we believe we are a qualified foreign corporation with respect to dividends paid on the ADSs. There can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the class A ordinary shares will not be listed on a U.S. exchange, dividends received with respect to class A ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or class A ordinary shares.

In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law (see “Item 10. Additional Information—E. Taxation—PRC Taxation”), we may be eligible for the benefits of the Treaty. If we are eligible for such benefits, dividends we pay on our class A ordinary shares, regardless of whether such shares are represented by the ADSs, and regardless of whether the ADSs are readily tradable on an established securities market in the United States, would be eligible for the reduced rates of taxation described in the preceding paragraph.

For U.S. foreign tax credit purposes, dividends paid on the ADSs or class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. If PRC withholding taxes apply to dividends paid to a U.S. Holder with respect to the ADSs or class A ordinary shares, such U.S. Holder may be able to obtain a reduced rate of PRC withholding taxes under the Treaty if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead, subject to applicable limitations, claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

A U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits. However, in the event we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, U.S. Holders may be eligible for the benefits of the Treaty. In such event, if PRC tax were to be imposed on any gain from the disposition of the ADSs or class A ordinary shares, a U.S. Holder that is eligible for the benefits of the Treaty may elect to treat such gain as PRC source income. If a U.S. Holder is not eligible for the benefits of the income tax treaty or fails to make the election to treat any gain as foreign source, then such U.S. Holder may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or class A ordinary shares unless such credit can be applied (subject to applicable limitations) against U.S. federal income tax due on other income derived from foreign sources in the same income category (generally, the passive category). U.S. Holders are urged to consult their tax advisors regarding the creditability of any PRC tax.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or class A ordinary shares. Under the PFIC rules:

•	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or class A ordinary shares;
•

the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and

•

the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or class A ordinary shares and any of our subsidiaries, our consolidated VIEs or any of the subsidiaries of our consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, our consolidated VIEs or any of the subsidiaries of our consolidated VIEs.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs and we cease to be a PFIC, the holder will not take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our class A ordinary shares, are on tradable the New York Stock Exchange, which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

Because a mark-to-market election cannot technically be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

We do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from (and generally less adverse than) the general tax treatment for PFICs described above.

If a U.S. Holder owns the ADSs or class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding the U.S. federal income tax consideration of owning and disposing of the ADSs or class A ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS INTENDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE TAX ADVICE. U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSIDERATIONS TO THEM OF THE OWNERSHIP AND DISPOSITION OF THE ADSS AND CLASS A ORDINARY SHARES IN THEIR PARTICULAR CIRCUMSTANCES.

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors, and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We will furnish the depositary with our annual reports, which will include a review of operations and annual audited consolidated financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of ADSs and, if we so request, will mail to all record holders of ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us.

In accordance with NYSE rules, we will post this annual report on Form 20-F on our website at investors.ke.com. In addition, we will provide hardcopies of our annual report free of charge to shareholders and ADS holders upon request.

I.Subsidiary Information

Not applicable.

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the ADSs will be traded in U.S. dollars.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

Interest rate risk

Our exposure to changes in interest rates is mainly from floating-rate borrowings, which include all our long-term borrowings. Any change in interest rates will cause the effective interest rates of borrowings to change and thus cause the future cash flows to fluctuate over time.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2018, 2019 and 2020 were increases of 1.9%, 4.5% and 0.2%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent three class A ordinary shares (or a right to receive three class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS will also represent any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary's office at which the ADSs will be administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

Fees and Charges Our ADS Holders May Have to Pay

An ADS holder will be required to pay the following service fees to the depositary bank and certain taxes and governmental charges (in addition to any applicable fees, expenses, taxes and other governmental charges payable on the deposited securities represented by any of the ADSs):

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•

Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•

 Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.05 (or less) per ADS	• Any cash distribution to ADS holders
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities (including rights) that are distributed by the depositary to ADS holders
$0.05 (or less) per ADS per calendar year	• Depositary services
Registration or transfer fees	• Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares
Expenses of the depositary	• Cable (including SWIFT) and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	• As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable (or by selling a portion of securities or other property distributable) to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2020, we received US$14.5 million reimbursement, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-240068), as amended, relating to our initial public offering of 106,000,000 ADSs representing 318,000,000 class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 15,900,000 additional ADSs representing 47,700,000 class A ordinary shares, at an initial offering price of US$20.00 per ADS. The registration statement was declared effective by the SEC on August 12, 2020. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, China Renaissance Securities (Hong Kong) Limited and J.P. Morgan Securities LLC were the representatives of the underwriters.

We raised approximately US$2,359 million in net proceeds from our initial public offering, after deducting underwriting commissions and the offering expenses paid by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. Except an aggregate amount of US$10.1 million of underwriting commission paid to China Renaissance Securities (Hong Kong) Limited, an associate of Mr. BAO Fan, who was our director at the time, none of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from August 12, 2020 to December 31, 2020, we have used US$311.0 million of the net proceeds from our initial public offering for research and development, expansion of our new home transaction services, diversification of our service offerings and expansion of business operations into new geographical areas, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-250116) relating to the public offering of 35,400,000 ADSs representing 106,200,000 class A ordinary shares, and the underwriters’ full exercise of their option to purchase from us 5,310,000 additional ADSs representing 15,930,000 class A ordinary shares, at an offering price of US$58.00 per ADS. The registration statement was declared effective by the SEC on November 18, 2020. Goldman Sachs (Asia) L.L.C., Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC and China Renaissance Securities (Hong Kong) Limited were the representatives of the underwriters.

We raised approximately US$2,323 million in net proceeds from our ADS offering in November 2020, after deducting underwriting commissions and the offering expenses payable by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. Except an aggregate amount of approximately US$4.3 million of underwriting commission paid to China Renaissance Securities (Hong Kong) Limited, an associate of Mr. BAO Fan, who was our director at the time, none of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from November 18, 2020 to December 31, 2020, we did not used any of the net proceeds from our public offering in November 2020. We still intend to use the remainder of the proceeds received from our public offering in November 2020 for purposes as disclosed in our registration statements on Form F-1.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, due to the outstanding material weakness described blow, as of December 31, 2020, our disclosure controls and procedures were not effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report by our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Internal Control over Financial Reporting

Prior to our initial public offering, we had been a private company with limited reporting and accounting personnel and other resources with which we address our internal control over financial reporting.

In connection with the audits of our consolidated financial statements as of and for the year ended December 31, 2020, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness identified relates to the lack of sufficient competent financial reporting and accounting personnel with appropriate knowledge and experiences to (i) to establish and implement key controls over period end closing and financial reporting and (ii) to properly prepare and review financial statements and related disclosures in accordance with U.S. GAAP and SEC reporting requirements.

To remediate the identified material weakness, we have developed and implemented a comprehensive set of period-end financial reporting policies and procedures, especially for non-recurring and complex transactions to ensure consolidated financial statements and related disclosures are in compliance with U.S. GAAP and SEC reporting requirements. Furthermore, in late 2020, we have hired additional qualified financial and accounting personnel with working experience with U.S. GAAP and SEC reporting requirements and established an internal audit team to enhance internal controls and assess the design and effectiveness of our internal controls. These measures will require validation and testing of the operating effectiveness of internal controls over a sustained period of financial reporting cycles. In addition, we will continue to implement aforementioned remediation measures and implement regular and continuous U.S. GAAP and SEC financial reporting training programs for our accounting and financial personnel, including conducting inhouse training programs and arranging our financial reporting staff to attend external U.S. GAAP training courses.

Since our initial public offering, we have become subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2021. In addition, beginning at the same time, our independent registered public accounting firm must report on the effectiveness of our internal control over financial reporting.

It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm perform an audit of our internal control over financial reporting, additional internal control deficiencies may have been identified. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to implement and maintain an effective system of internal control over financial reporting, we may be unable to accurately or timely report our results of operations or prevent fraud, and investor confidence and the market price of our ADSs may be materially and adversely affected.”

Attestation Report of the Registered Public Accounting Firm

See “—Management’s Annual Report on Internal Control over Financial Reporting.”

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that CHEN Xiaohong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted a code of business conduct and ethics that applies to our directors, officers and employees in July 22, 2020. We have posted a copy of our code of business conduct and ethics on our website at investors.ke.com.

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2019		2020

	(in thousands)
Audit fees(1)	US$	1,678	US$	10,093
All other fees(2)	US$	699	US$	522
(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. In 2019 and 2020, the audit refers to financial audit.

(2)

“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax services, permissible services to review and comment on internal control design over financial reporting and other advisory services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D.Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

As a company newly listed on the NYSE, we are allowed to rely on the exemption under Rule 10A-3(b)(1)(iv)(A)(2), which exempts a minority of the members of the audit committee from the independence requirement for one year from the effective date of the registration statement, filed in connection with the initial public offering. We are currently relying on such exemption.

We are a “controlled company” as defined under the NYSE’s corporate governance rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee and a compensation committee composed entirely of independent directors.

Item 16H.Mine Safety Disclosure

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of KE Holdings Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.       Exhibits

Exhibit Number	Description of Document
1.1

Fourth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.2 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250116) filed with the Securities and Exchange Commission on November 16, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

2.3

Deposit Agreement, dated August 12, 2020, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-250116) filed with the Securities and Exchange Commission on November 16, 2020)

2.4

Second Amended and Restated Investor Rights Agreement dated November 29, 2019 (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

2.5*	Description of Securities
4.1

2018 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.2

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.5

English translation of the executed form of the Powers of Attorney granted by each shareholder of our VIEs, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.6

English translation of executed form of the Spousal Consent Letter granted by the spouse of each individual shareholder of our VIEs, as currently in effect, and a schedule of all executed Spousal Consent Letters adopting the same form (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.7

English translation of the Equity Pledge Interest Agreement among Beike Tianjin, Beijing Lianjia and shareholders of Beijing Lianjia dated March 1, 2020 (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.8

English translation of the Equity Pledge Interest Agreement among Jinbei Technology, Tianjin Xiaowu and shareholders of Tianjin Xiaowu dated December 28, 2018 (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.9

English translation of the Equity Pledge Interest Agreement among Beike Jinke, Yiju Taihe and shareholders of Yiju Taihe dated April 27, 2020 (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.10

English translation of the Exclusive Business Cooperation Agreement between Beike Tianjin and Beijing Lianjia dated December 28, 2018 (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.11

English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Tianjin Xiaowu dated December 28, 2018 (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.12

English translation of the Exclusive Business Cooperation Agreement between Beike Jinke and Yiju Taihe dated December 28, 2018 (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.13

English translation of the Exclusive Option Agreement among Beike Tianjin, Beijing Lianjia and shareholders of Beijing Lianjia dated March 1, 2020 (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.14

English translation of the Exclusive Option Agreement among Jinbei Technology, Tianjin Xiaowu and shareholders of Tianjin Xiaowu dated December 28, 2018 (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.15

English translation of the Exclusive Option Agreement among Beike Jinke, Yiju Taihe and shareholders of Yiju Taihe dated April 27, 2020 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.16

English translation of the Business Cooperation Agreement by and among Tencent, the Registrant and other parties named therein dated December 28, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant
11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Maples and Calder (Hong Kong) LLP
15.2*	Consent of Han Kun Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Scheme Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

* Filed with this Annual Report on Form 20-F.

** Furnished with this Annual Report on Form 20-F.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KE Holdings Inc.

By:	/s/ ZUO Hui
	Name:	ZUO Hui
	Title:	Chairman of the Board of Directors

Date: April 6, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KE Holdings Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of KE Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive income (loss), of changes in shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Change in Accounting Principle

As discussed in Note 2.1 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – New home transaction services

As described in Note 2.22 to the consolidated financial statements, the Company generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Company. The Company signed new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Company recognized sales commissions as revenues when the confirmations that terms and conditions for commissions earned were met were received from real estate developers or upon cash receipts of service fees if collection of the commissions was not considered probable. The Company recognized revenues from new home transaction services of RMB37.9 billion for the year ended December 31, 2020.

The principal considerations for our determination that performing procedures relating to revenue recognized on new home transaction services is a critical audit matter are that there was significant judgment by management in determining whether collection of commission from real estate developers is probable to support the establishment of contract with these developers, and the timing of revenue recognition. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to assessment of collectability of consideration from real estate developers that impact the determination of the revenue recognition. These procedures also included, among others, (i) testing management’s process for determining whether the collection of commissions earned from developers was probable to support the establishment of a contract with the developers; and (ii) determining whether the criteria for revenue recognition were met based on confirmations that terms and conditions for commissions earned were met and past experience with the developer at the time of revenue recognition.

Allowance for Credit Loss – Accounts Receivable

As described in Notes 2.11 and 6 to the consolidated financial statements, the Company’s gross accounts receivable and allowance for credit loss were RMB14.3 billion and RMB1.1 billion as of December 31, 2020, respectively. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics, and determining an expected loss rate for each segment based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit loss on accounts receivable is a critical audit matter are that there was significant judgment by management in estimating the allowance for credit loss, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort also included the involvement of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit loss on accounts receivable. These procedures also included, among others, testing management’s process for estimating the allowance for credit loss by, (i) evaluating the appropriateness of the model, (ii) testing the completeness, accuracy and relevance of data used in the model, and (iii) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss, including segmentations of accounts receivable based on certain risk characteristics as well as current and future economic conditions. The procedures also included the involvement of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China

April 6, 2021

We have served as the Company's auditor since 2018.

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
			US$
	RMB	RMB	Note 2.6
ASSETS
Current assets
Cash and cash equivalents	24,319,332	40,969,979	6,278,924
Restricted cash	7,380,341	8,567,496	1,313,026
Short‑term investments	1,844,595	15,688,321	2,404,340
Short-term financing receivables, net of allowance for credit losses of RMB92,223 and RMB113,905 as of December 31, 2019 and 2020, respectively	2,125,621	3,931,641	602,550
Accounts receivable, net of allowance for credit losses of RMB460,962 and RMB1,122,218 as of December 31, 2019 and 2020, respectively	8,093,219	13,183,559	2,020,469
Amounts due from and prepayments to related parties	927,306	484,349	74,230
Loan receivables from related parties	1,929,076	36,378	5,575
Prepayments, receivables and other assets	5,292,996	4,677,378	716,840
Total current assets	51,912,486	87,539,101	13,415,954
Non‑current assets
Property and equipment, net	1,134,228	1,472,460	225,664
Right‑of‑use assets	5,625,015	6,821,100	1,045,380
Long‑term financing receivables, net of allowance for credit losses of RMB847 and RMB13,414 as of December 31, 2019 and 2020, respectively	265,868	218,018	33,413
Long‑term investments, net	2,333,745	3,140,315	481,274
Intangible assets, net	2,560,442	1,642,651	251,747
Goodwill	2,477,075	2,467,497	378,160
Non‑current restricted cash	230,903	—	—
Other non‑current assets	725,550	994,394	152,398
Total non‑current assets	15,352,826	16,756,435	2,568,036
TOTAL ASSETS	67,265,312	104,295,536	15,983,990

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB120,892 and RMB139,103 as of December 31, 2019 and 2020, respectively)	4,212,705	6,594,846	1,010,704
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB104,957 and RMB1,537 as of December 31, 2019 and 2020, respectively)	263,659	254,255	38,966
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,587,750 and RMB358,456 as of December 31, 2019 and 2020, respectively)	9,113,011	11,231,800	1,721,349
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,173,825 and RMB5,380,491 as of December 31, 2019 and 2020, respectively)	4,382,803	6,743,256	1,033,451
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB206,334 and RMB146,119 as of December 31, 2019 and 2020, respectively)	994,815	986,465	151,182
Short‑term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB720,000 and nil as of December 31, 2019 and 2020, respectively)	720,000	—	—
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB98,260 and RMB18,079 as of December 31, 2019 and 2020, respectively)	2,222,745	2,625,979	402,449
Short‑term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,291,723 and RMB1,432,375 as of December 31, 2019 and 2020, respectively)	2,291,723	1,512,510	231,802
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB49,191 and RMB27,397 as of December 31, 2019 and 2020, respectively)	593,373	734,157	112,514
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB205,337 and RMB416,197 as of December 31, 2019 and 2020, respectively)	3,002,841	2,950,078	452,119
Total current liabilities	27,797,675	33,633,346	5,154,536

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2019 AND 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	As of December 31,
	2019	2020
			US$
	RMB	RMB	Note 2.6
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB49,524 and RMB7,700 as of December 31, 2019 and 2020, respectively)	22,446	17,289	2,650
Lease liabilities non‑current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB101,727 and RMB25,475 as of December 31, 2019 and 2020, respectively)	2,914,240	3,833,914	587,572
Long-term borrowings	4,890,030	—	—
Long-term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,500 and RMB15,000 as of December 31, 2019 and 2020, respectively)	7,500	15,000	2,299
Other non‑current liabilities	97,829	3,471	532
Total non‑current liabilities	7,932,045	3,869,674	593,053
TOTAL LIABILITIES	35,729,720	37,503,020	5,747,589
Commitments and contingencies (Note 28)

MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 298,483,760 issued and outstanding with redemption value of RMB6,406,056 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	6,406,056	—	—
Series C convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 470,568,175 issued and outstanding with redemption value of RMB12,118,251 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	12,118,251	—	—
Series D convertible redeemable preferred shares (US$0.00002 par value; 1,000,000,000 shares authorized, 430,835,530 issued and outstanding with redemption value of RMB11,831,223 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	11,831,223	—	—
Series D+ convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 310,879,155 issued and outstanding with redemption value of RMB10,017,365 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	10,017,365	—	—
TOTAL MEZZANINE EQUITY	40,372,895	—	—

SHAREHOLDERS' EQUITY (DEFICIT)
KE Holdings Inc. shareholders' equity (deficit)
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 584,865,410 and 2,666,966,855 Class A ordinary shares issued and outstanding as of December 31, 2019 and 2020; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2019 and 2020)	202	482	74
Additional paid‑in capital	2,533,889	77,433,882	11,867,262
Statutory reserves	253,732	392,834	60,204
Accumulated other comprehensive income (loss)	63,308	(1,834,087)	(281,086)
Accumulated deficit	(11,775,637)	(9,227,664)	(1,414,202)
Total KE Holdings Inc. shareholders' equity (deficit)	(8,924,506)	66,765,447	10,232,252
Non‑controlling interests	87,203	27,069	4,149
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(8,837,303)	66,792,516	10,236,401
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY (DEFICIT)	67,265,312	104,295,536	15,983,990

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2018	2019	2020	2020
				US$
	RMB	RMB	RMB	Note 2.6
Net revenues:
Existing home transaction services	20,154,642	24,568,508	30,564,584	4,684,227
New home transaction services	7,471,924	20,273,860	37,937,886	5,814,235
Emerging and other services	1,019,933	1,172,538	1,978,508	303,220
Total net revenues	28,646,499	46,014,906	70,480,978	10,801,682
Cost of revenues:
Commission‑split	(1,393,167)	(11,154,698)	(24,847,023)	(3,807,972)
Commission and compensation‑internal	(15,767,582)	(19,444,127)	(23,324,145)	(3,574,582)
Cost related to stores	(3,400,545)	(3,078,672)	(3,206,601)	(491,433)
Others	(1,215,229)	(1,069,365)	(2,243,352)	(343,809)
Total cost of revenues	(21,776,523)	(34,746,862)	(53,621,121)	(8,217,796)
Gross profit	6,869,976	11,268,044	16,859,857	2,583,886
Operating expenses:
Sales and marketing expenses	(2,489,692)	(3,105,899)	(3,715,278)	(569,391)
General and administrative expenses	(4,927,367)	(8,376,531)	(7,588,809)	(1,163,037)
Research and development expenses	(670,922)	(1,571,154)	(2,477,911)	(379,756)
Impairment of goodwill and intangible assets	—	—	(236,050)	(36,176)
Total operating expenses	(8,087,981)	(13,053,584)	(14,018,048)	(2,148,360)
Income (loss) from operations	(1,218,005)	(1,785,540)	2,841,809	435,526
Interest income, net	121,374	230,339	163,600	25,073
Share of results of equity investees	1,762	11,382	(37,574)	(5,758)
Fair value changes in investments, net	(39,176)	(109,193)	360,124	55,191
Foreign currency exchange gain (loss)	224	(54,052)	3,506	537
Other income, net	634,756	431,300	1,055,654	161,786
Income (loss) before income tax benefit (expense)	(499,065)	(1,275,764)	4,387,119	672,355
Income tax benefit (expense)	71,384	(904,363)	(1,608,796)	(246,558)
Net income (loss)	(427,681)	(2,180,127)	2,778,323	425,797
Net income attributable to non‑controlling interests shareholders	(40,143)	(3,419)	(731)	(112)
Net income (loss) attributable to KE Holdings Inc.	(467,824)	(2,183,546)	2,777,592	425,685
Accretion on convertible redeemable preferred shares to redemption value	(1,237,109)	(1,866,528)	(1,755,228)	(269,000)
Deemed dividends to preferred shareholders upon repurchases of preferred shares	(562,138)	—	—	—
Deemed dividends upon re‑designation of ordinary shares to preferred shares	(118,934)	—	—	—
Income allocation to participating preferred shares	—	—	(301,898)	(46,268)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(2,386,005)	(4,050,074)	720,466	110,417

Net income (loss)	(427,681)	(2,180,127)	2,778,323	425,797
Other comprehensive income (loss)
Currency translation adjustments	193	63,442	(1,897,395)	(290,789)
Total other comprehensive income (loss)	193	63,442	(1,897,395)	(290,789)
Total comprehensive income (loss)	(427,488)	(2,116,685)	880,928	135,008
Comprehensive income attributable to non‑controlling interests shareholders	(40,143)	(3,419)	(731)	(112)
Comprehensive income (loss) attributable to KE Holdings Inc.	(467,631)	(2,120,104)	880,197	134,896
Accretion on convertible redeemable preferred shares to redemption value	(1,237,109)	(1,866,528)	(1,755,228)	(269,000)
Deemed dividends to preferred shareholders upon repurchases of preferred shares	(562,138)	—	—	—
Deemed dividends upon re‑designation of ordinary shares to preferred shares	(118,934)	—	—	—
Income allocation to participating preferred shares	—	—	(301,898)	(46,268)
Comprehensive loss attributable to KE Holdings Inc.’s ordinary shareholders	(2,385,812)	(3,986,632)	(1,176,929)	(180,372)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
— Basic	1,362,565,880	1,378,235,522	2,226,264,859	2,226,264,859
— Diluted	1,362,565,880	1,378,235,522	2,267,330,891	2,267,330,891
Net income (loss) per share attributable to ordinary shareholders
— Basic	(1.75)	(2.94)	0.32	0.05
— Diluted	(1.75)	(2.94)	0.32	0.05
Share‑based compensation expenses included in:
Cost of revenues	—	—	511,637	78,412
Sales and marketing expenses	—	—	77,574	11,889
General and administrative expenses	382,196	2,955,590	1,131,335	173,385
Research and development expenses	—	—	532,043	81,539

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		Other			Non‑
			Treasury		Paid‑in	Statutory	Comprehensive	Accumulated		controlling	Total Equity
	Ordinary Shares		Shares		Capital	Reserves	Income (Loss)	Deficit	Total	Interests	(Deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2017	1,299,972,880	178	—	—	—	144,463	(327)	(5,370,788)	(5,226,474)	65,836	(5,160,638)
Net income (loss)	—	—	—	—	—	—	—	(467,824)	(467,824)	40,143	(427,681)
Exercise of share options	100,000,000	14	—	—	—	—	—	—	14	—	14
Share‑based compensation	—	—	—	—	345,473	—	—	—	345,473	—	345,473
Accretion on convertible redeemable preferred shares to redemption value (Note 22)	—	—	—	—	(298,612)	—	—	(938,497)	(1,237,109)	—	(1,237,109)
Deemed dividends to preferred shareholders upon repurchases of preferred shares (Note 22)	—	—	—	—	—	—	—	(562,138)	(562,138)	—	(562,138)
Deemed dividends upon re‑designation of ordinary shares to preferred shares (Note 22)	—	—	—	—	—	—	—	(118,934)	(118,934)	—	(118,934)
Appropriation to statutory reserves	—	—	—	—	—	30,182	—	(30,182)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	193	—	193	—	193
Re‑designation of ordinary shares to preferred shares (Note 22)	(24,999,985)	(3)	—	—	—	—	—	(500,573)	(500,576)	—	(500,576)
Deemed issued shares in connection with acquisition of a subsidiary (Note 24)	—	—	—	—	76,836	—	—	—	76,836	—	76,836
Acquisition of subsidiaries with non‑controlling interests	—	—	—	—	—	—	—	—	—	3,563	3,563
Acquisition of non‑controlling interests	—	—	—	—	(123,697)	—	—	—	(123,697)	(85,221)	(208,918)
Dividends paid to a non‑controlling interest holder	—	—	—	—	—	—	—	—	—	(13,854)	(13,854)
Balance at December 31, 2018	1,374,972,895	189	—	—	—	174,645	(134)	(7,988,936)	(7,814,236)	10,467	(7,803,769)
Net income (loss)	—	—	—	—	—	—	—	(2,183,546)	(2,183,546)	3,419	(2,180,127)
Exercise of share options	95,193,795	13	—	—	—	—	—	—	13	—	13
Share‑based compensation	—	—	—	—	2,846,304	—	—	—	2,846,304	—	2,846,304
Accretion on convertible redeemable preferred shares to redemption value (Note 22)	—	—	—	—	(419,296)	—	—	(1,447,232)	(1,866,528)	—	(1,866,528)
Repurchase of ordinary shares (Note 21)	—	—	(8,806,005)	(184,675)	—	—	—	—	(184,675)	—	(184,675)
Re‑issuance of treasury shares (Note 21)	—	—	8,806,005	184,675	70,372	—	—	—	255,047	—	255,047
Repurchase of deemed issued shares	—	—	—	—	—	—	—	(76,836)	(76,836)	—	(76,836)
Appropriation to statutory reserves	—	—	—	—	—	79,087	—	(79,087)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	63,442	—	63,442	—	63,442
Acquisition of a subsidiary with non‑controlling interests(Note 24)	—	—	—	—	—	—	—	—	—	124,807	124,807
Acquisition of non‑controlling interests	—	—	—	—	36,509	—	—	—	36,509	(42,892)	(6,383)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(6,353)	(6,353)
Dividends paid to a non‑controlling interest holder	—	—	—	—	—	—	—	—	—	(2,245)	(2,245)
Balance at December 31, 2019	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,775,637)	(8,924,506)	87,203	(8,837,303)
Change in accounting standard (Note 2.1(a))	—	—	—	—	—	—	—	(90,517)	(90,517)	—	(90,517)
Balance at January 1, 2020	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,866,154)	(9,015,023)	87,203	(8,927,820)
Net income	—	—	—	—	—	—	—	2,777,592	2,777,592	731	2,778,323
Issuance of ordinary shares	22,652,050	3	—	—	605,392	—	—	—	605,395	—	605,395
Share‑based compensation	—	—	—	—	2,252,589	—	—	—	2,252,589	—	2,252,589
Accretion on convertible redeemable preferred shares to redemption value (Note 22)	—	—	—	—	(1,755,228)	—	—	—	(1,755,228)	—	(1,755,228)
Automatic conversion of preferred shares into ordinary shares upon initial public offering ("IPO")	1,510,766,620	210	—	—	42,127,913	—	—	—	42,128,123	—	42,128,123
Ordinary shares issuance upon IPO, net of issuance costs	365,700,000	51	—	—	16,345,771	—	—	—	16,345,822	—	16,345,822
Ordinary share issuance upon follow-on public offering, net of issuance costs	122,130,000	16	—	—	15,284,267	—	—	—	15,284,283	—	15,284,283
Appropriation to statutory reserves	—	—	—	—	—	139,102	—	(139,102)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	(1,897,395)	—	(1,897,395)	—	(1,897,395)
Acquisition of non‑controlling interests	—	—	—	—	39,289	—	—	—	39,289	(60,865)	(21,576)
Balance at December 31, 2020	3,491,415,360	482	—	—	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2018	2019	2020	2020
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from operating activities:
Net income (loss)	(427,681)	(2,180,127)	2,778,323	425,797
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	653,376	561,995	552,798	84,720
Amortization of intangible assets	138,918	477,323	621,174	95,199
Net impairment losses on financial assets	67,084	382,129	781,656	119,794
Impairment of goodwill and intangible assets	—	—	236,050	36,176
Investment impairment	—	—	26,650	4,084
Provision (reversal) of credit losses for financing receivables	37,958	38,425	(26,650)	(4,084)
Deferred tax benefits	(514,851)	(438,661)	(359,429)	(55,085)
Share of results of equity investees	(1,762)	(11,382)	10,924	1,674
Dividends received from long-term investments	8,000	8,000	38,616	5,918
Fair value changes in investments	39,176	109,193	(360,124)	(55,191)
Loss on disposal of a subsidiary	—	15,368	—	—
Gain on short-term investments	(257,937)	(104,893)	(174,839)	(26,795)
Foreign currency exchange loss (gain)	(224)	54,052	(3,506)	(537)
Loss (gain) on disposal of property, equipment and intangible assets	13,881	7,448	(3,548)	(544)
Share‑based compensation expenses	382,196	2,955,590	2,252,589	345,225
Changes in assets and liabilities:
Accounts receivable	(769,062)	(5,040,865)	(5,835,383)	(894,313)
Amounts due from and prepayments to related parties	(338,083)	113,435	442,957	67,886
Prepayments, receivables and other assets	1,746,259	(3,401,469)	559,094	85,685
Right‑of‑use assets	(330,364)	(493,133)	(1,196,085)	(183,308)
Other non‑current assets	1,019	192,566	108,724	16,663
Accounts payable	1,097,762	2,719,717	2,302,917	352,937
Amounts due to related parties	138,929	37,757	(9,404)	(1,441)
Employee compensation and welfare payable	909,037	727,231	2,118,789	324,719
Customer deposits payable	303,362	1,589,450	2,360,453	361,755
Contract liabilities	59,376	289,559	140,784	21,576
Lease liabilities	401,608	431,398	1,322,908	202,745
Accrued expenses and other current liabilities	82,065	379,564	767,172	117,574
Income taxes payable	(223,245)	682,341	(8,350)	(1,280)
Other liabilities	—	10,615	(83,311)	(12,768)
Net cash provided by operating activities	3,216,797	112,626	9,361,949	1,434,781

Cash flows from investing activities:
Purchases of short‑term investments	(40,977,288)	(10,351,585)	(52,966,073)	(8,117,406)
Maturities of short‑term investments	46,313,084	11,136,382	39,767,644	6,094,658
Cash paid for business combination, net of cash acquired	(358,776)	(772,783)	(10,800)	(1,655)
Proceeds from disposal of a subsidiary, property, equipment and long-lived assets	70,725	29,570	25,457	3,901
Purchases of property, equipment and intangible assets	(542,853)	(703,008)	(887,002)	(135,939)
Financing receivables originated	(15,622,792)	(16,178,638)	(37,176,862)	(5,697,603)
Collections of financing receivables principal	15,834,571	14,792,984	35,384,443	5,422,903
Purchases of long‑term investments	(96,730)	(1,917,860)	(996,123)	(152,663)
Loans to related parties	(5,000,000)	(584,576)	(29,953)	(4,590)
Repayments of loans from related parties	2,989,208	675,792	1,911,651	292,974
Net cash provided by (used in) investing activities	2,609,149	(3,873,722)	(14,977,618)	(2,295,420)

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2018, 2019 AND 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2018	2019	2020	2020
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from financing activities:
Proceeds from issuance of preferred shares	2,584,907	15,844,058	—	—
Ordinary shares issued upon IPO, net of issuance costs	—	—	16,345,822	2,505,107
Ordinary shares issued upon follow-on public offering, net of issuance costs	—	—	15,284,283	2,342,419
Cash paid for non‑controlling interests in subsidiaries	(164,918)	(6,383)	(51,474)	(7,889)
Cash paid for mandatorily redeemable non-controlling interests (Note 15)	—	—	(193,983)	(29,729)
Repurchase of ordinary shares	—	(207,145)	—	—
Proceeds from re‑issuance of treasury shares	—	232,885	—	—
Repurchase of deemed issued shares	—	(140,074)	—	—
Proceeds from short‑term borrowings	210,000	3,333,343	250,000	38,314
Repayments of short‑term borrowings	(250,000)	(2,823,343)	(970,000)	(148,659)
Proceeds from long‑term borrowings	112,900	4,880,423	42,040	6,443
Repayments of long‑term borrowings	—	—	(4,528,725)	(694,058)
Proceeds from funding debts	2,340,949	3,950,227	3,260,988	499,768
Repayments of funding debts	(2,537,970)	(2,582,213)	(4,032,701)	(618,038)
Payment to partner companies due to liquidation of a controlled limited partnership	(258,247)	—	—	—
Reinjection of capital from preferred shareholders in connection with the Reorganization (Note 1)	—	9,892,606	—	—
Repatriation of capital to preferred shareholders to facilitate the Reorganization (Note 1)	(3,000,000)	(6,931,136)	—	—
Repurchases of preferred shares	(306,175)	(2,414,607)	—	—
Dividends paid to non‑controlling shareholders of subsidiaries	(13,854)	(2,245)	—	—
Net cash provided by (used in) financing activities	(1,282,408)	23,026,396	25,406,250	3,893,678
Effect of exchange rate change on cash, cash equivalents and restricted cash	416	(94,922)	(2,183,682)	(334,664)
Net increase in cash and cash equivalents and restricted cash	4,543,954	19,170,378	17,606,899	2,698,375
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	5,236,100	9,115,649	24,319,332	3,727,101
Restricted cash at the beginning of the year	2,980,144	3,516,594	7,380,341	1,131,087
Non‑current restricted cash at the beginning of the year	—	127,955	230,903	35,387
Total	8,216,244	12,760,198	31,930,576	4,893,575
Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	9,115,649	24,319,332	40,969,979	6,278,924
Restricted cash at the end of the year	3,516,594	7,380,341	8,567,496	1,313,026
Non‑current restricted cash at the end of the year	127,955	230,903	—	—
Total	12,760,198	31,930,576	49,537,475	7,591,950
Cash, cash equivalents and restricted cash change during the year	4,543,954	19,170,378	17,606,899	2,698,375
Supplemental disclosures:
Cash paid for income taxes	(666,712)	(660,683)	(2,076,115)	(318,179)
Cash paid for interest	(128,076)	(236,827)	(194,752)	(29,847)
Non‑cash investing and financing activities
Preferred shares issued for prepayment of intangible assets	2,402,120	—	—	—
Accretion of convertible redeemable preferred shares to redemption value	1,237,109	1,866,528	1,755,228	269,000
Prepayments for long‑term investments	—	40,000	—	—
Changes in accounts payable related to property and equipment addition	(69,489)	48,230	(139,100)	(21,318)
Deemed dividends	681,072	—	—	—
Issuance of ordinary shares for purchase of non-controlling interests (Note 15)	—	—	605,395	92,781

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

(a)  Principle activities and subsidiaries

KE Holdings Inc. (“the Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (the “VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2020, the details of the Company’s major subsidiaries and consolidated VIEs (inclusive of the VIEs’ subsidiaries) are as follows:

	Date of		Percentage of
	incorporation or	Place of	direct or indirect
Name	acquisition	incorporation	economic ownership
Subsidiaries
Beike Group (Cayman) Limited	August 6, 2018	Cayman Island	100%
Beike Group (BVI) Limited	July 12, 2018	British Virgin Islands	100%
Sharehome HK International Limited	December 16, 2016	Hong Kong	100%
Beike (Tianjin) Investment Co., Ltd. (“Beike Tianjin”)	September 29, 2018	PRC	100%
Jinbei (Tianjin) Technology Co., Ltd. (“Jinbei Technology”)	August 22, 2018	PRC	100%
Beike Jinke (Tianjin) Technology Co., Ltd. (“Beike Jinke”)	October 30, 2018	PRC	100%
Lianjia (Tianjin) Enterprise Management Co., Ltd. (“Lianjia Enterprise Management”)	August 13, 2018	PRC	100%
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. (“Lianjia Zhidi”)	June 25, 2008	PRC	100%
Deyou Real Estate Agency Co., Ltd. (“Deyou Real Estate Agency”)	December 30, 2015	PRC	100%
Beike Zhaofang (Beijing) Technology Co., Ltd. (“Beike Zhaofang”)	August 3, 2015	PRC	100%
Beike Technology Co., Ltd.	June 28, 2017	PRC	100%
Consolidated VIEs
Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”)	September 30, 2001	PRC	100%
Beijing Yiju Taihe Technology Co., Ltd. (“Yiju Taihe”)	July 23, 2010	PRC	100%
Tianjin Xiaowu Information & Technology Co., Ltd. (“Tianjin Xiaowu”)	November 14, 2017	PRC	100%
Subsidiaries of VIEs
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	July 25, 2008	PRC	100%
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	PRC	100%

(b)  History and reorganization of the Group

The Group commenced operations in the PRC in 2001 through Beijing Lianjia, which was established in September 2001 by Mr. Zuo Hui (the “Founder” and chairman of the board of directors). Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. During January 2017, the Group restructured Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated financial service businesses, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, the Group incorporated Tianjin Xiaowu, to conduct operations related to value-added telecommunication services. The Founder is the ultimate controlling party of the Group as he has held majority voting power over the Group throughout the Group’s history.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

Along with the launch of the Group’s Beike platform, the Company was incorporated in the Cayman Islands in July 2018 as the Group’s holding company to facilitate offshore financing. During July to December 2018, the Company established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike Tianjin, Jinbei Technology, and Beike Jinke, all of which are the Company’s wholly-owned PRC subsidiaries (collectively, “WFOEs”). Through a series of transactions, most of the original subsidiaries of Beijing Lianjia have become the subsidiaries of the applicable WFOEs and the Group’s other PRC subsidiaries. For example, most of Beijing Lianjia’s operating entities are transferred to Lianjia Zhidi and Lianjia Enterprise Management, both of which are wholly-owned subsidiaries of Beike Tianjin.

Then, through a series of reorganization transactions (the “Reorganization”), the Company obtained control over Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements. In connection with the Reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders’ affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of the Company as applicable, substantially in proportion to their previous respective equity interests in Beijing Lianjia and Yiju Taihe prior to the Reorganization. To effect the Reorganization, the Group returned onshore capital of RMB3,000 million and RMB6,931 million to preferred shareholder in 2018 and 2019, respectively. Such capital was reinjected to the Group offshore in 2019.

The Reorganization was completed on December 28, 2018.

During the second quarter of 2020, certain subsidiaries of Yiju Taihe operating businesses that do not restrict foreign ownership became the subsidiaries of the WFOEs.

On July 22, 2020, the Company effected a 5-for-1 share subdivision, following which each of the Company’s issued ordinary shares and preferred shares was subdivided into five ordinary shares and preferred shares, respectively. Upon the subdivision, the number of shares reserved for issuance under the Company’s existing share incentive plans and the number of shares to be issued under the options and other awards granted by the Company pursuant to the existing share incentive plans were adjusted to reflect the subdivision. All applicable share data, per share amounts and related information in the consolidated financial statements and notes thereto have been adjusted retroactively to give effect to the 5-for-1 share subdivision.

(c)Basis of Presentation for the Reorganization

During the Reorganization, the shareholding percentages and rights of each shareholder of the Group are substantially the same in Beijing Lianjia, Yiju Taihe and in the Company immediately before and after the Reorganization. Accordingly, the Reorganization is accounted for as a common control transaction because the Founder has control over the Group before and after the Reorganization.

There was no change in the basis of presentation of the financial statements resulting from these Reorganization transactions. The assets and liabilities have been stated at historical carrying amounts. The financial statements are prepared as if the corporate structure of the Group had been in existence since inception of the Group.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

(d)VIE Companies (excluding the consolidated trusts as discussed in Note 2.12)

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements.

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

i)Contractual Agreements with VIEs

Power of Attorney

Pursuant to the power of attorney agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, each Nominee Shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the Nominee Shareholder continues to be a shareholder of the VIEs.

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay the WFOEs services fees, which will be determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective except that the WFOEs are entitled to terminate the agreements in writing.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs irrevocably grant the respective WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs (except for 3.03% of Beijing Lianjia’s equity interests pledged to a third party as of December 31, 2018, while the pledge was removed in December 2019 and all equity interests were subject to the exclusive option agreements).The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of the VIEs further undertake to pay to the WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans) or undertake any actions that may adversely affect the VIEs’ operating status and asset value. These agreements will remain effective until all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or its designated person. Jinbei Technology has the unilateral right to terminate the agreement with Tianjin Xiaowu.

Equity Pledge Agreements

Pursuant to the equity pledge agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs pledged all of their respective equity interests in the VIEs to the WFOEs as security for performance of the obligations of the VIEs and their Nominee Shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements, except for 3.03% of Beijing Lianjia’s equity interests pledged to a third party as of December 31, 2018. The pledge was removed in December 2019 and all equity interests became subject to the equity pledge agreements. The Nominee Shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by the WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. As of the date of this report, the Group has registered all such equity pledges with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect the respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or its shareholders of contractual obligations under these agreements, the WFOEs will have the right to dispose of the pledged equity interests in the VIEs.

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the applicable individual Nominee Shareholders of the VIEs unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to the relevant exclusive business cooperation agreements, equity pledge agreements, the exclusive option agreements and the power of attorney agreements, without his or her consent. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agreed to enter into similar contractual arrangements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

ii)Risks in relation to VIE structure

Part of the Group’s business is conducted through the VIEs of the Group, of which the Company is the ultimate primary beneficiary. The Company has concluded that (i) the ownership structure of the VIEs is not in violation of any existing PRC law or regulation in any material respect; and (ii) each of the VIE Contractual Agreements is valid, legally binding and enforceable to each party of such agreements and will not result in any violation of PRC laws or regulations currently in effect. However, uncertainties in the PRC legal system could cause the relevant regulatory authorities to find the current VIE Contractual Agreements and businesses to be in violation of any existing or future PRC laws or regulations.

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with its VIE and the Group’s ability to conduct business through the VIEs could be severely limited.

In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke or refuse to grant or renew the Group’s business and operating licenses;
●	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;
●	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;
●	require the Group to alter, discontinue or restrict its operations;
●	restrict or prohibit the Group’s ability to finance its operations, and;
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

The imposition of any of these penalties may result in a material and adverse effect on the Group’s ability to conduct the Group’s businesses. In addition, if the imposition of any of these penalties causes the Group to lose the rights to direct the activities of the VIEs or the right to receive its economic benefits, the Group would no longer be able to consolidate the VIEs. The management believes that the likelihood for the Group to lose such ability is remote based on current facts and circumstances. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Group herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Group to enforce the contractual arrangements should the VIEs or the Nominee Shareholders of the VIEs fail to perform their obligations under those arrangements.

Summary of Financial Information of the Group’s VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB1.9 billion and RMB2.5 billion as of December 31, 2019 and 2020, as well as certain non-distributable statutory reserves amounting to approximately RMB61.2 million and RMB69.2 million as of December 31, 2019 and 2020. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries) taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated. The VIE Contractual Arrangements were effected upon the completion of the Reorganization on December 28, 2018; thus, the statements of comprehensive income (loss) and the statements of cash flows of the VIEs for the year ended December 31, 2018 were not material. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2019 and 2020 and the operation results for the years ended December 31, 2019 and 2020.

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Cash and cash equivalents	3,569,728	1,082,388
Restricted cash	3,792,659	6,061,240
Short‑term investments	1,821,946	1,065,752
Short‑term financing receivables, net	2,125,621	953,840
Accounts receivable, net	78,480	92,123
Amounts due from and prepayments to related parties	664,078	533,988
Loan receivables from related parties	1,924,500	20,000
Prepayments, receivables and other assets	718,610	357,927
Amounts due from non‑VIE subsidiaries	18,089,207	2,603,884
Total current assets	32,784,829	12,771,142
Property and equipment, net	163,450	103,914
Right‑of‑use assets	219,632	45,609
Long‑term financing receivables, net	265,868	218,018
Long‑term investments, net	306,874	106,742
Intangible assets, net	58,262	48,452
Goodwill	7,522	7,522
Non‑current restricted cash	131,574	—
Other non‑current assets	8,045	183,914
Total non‑current assets	1,161,227	714,171
Total assets	33,946,056	13,485,313
Accounts payable	120,892	139,103
Amounts due to related parties	104,957	1,537
Employee compensation and welfare payable	1,587,750	358,456
Customer deposits payable	3,173,825	5,380,491
Income taxes payable	206,334	146,119
Short‑term borrowings	720,000	—
Lease liabilities current portion	98,260	18,079
Short‑term funding debts	2,291,723	1,432,375
Contract liabilities	49,191	27,397
Accrued expenses and other current liabilities	205,337	416,197
Amounts due to non‑VIE subsidiaries	20,487,070	1,844,518
Total current liabilities	29,045,339	9,764,272
Deferred tax liabilities	49,524	7,700
Lease liabilities non‑current portion	101,727	25,475
Long‑term funding debts	7,500	15,000
Total non‑current liabilities	158,751	48,175
Total liabilities	29,204,090	9,812,447

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

1. Organization (Continued)

	For the Year Ended December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Total net revenues	6,793,851	1,207,598
Net income (loss)	(187,538)	614,223
Net cash provided by (used in) operating activities	6,701,805	(2,192,335)
Net cash provided by (used in) investing activities	(698,934)	3,413,849
Net cash used in financing activities	(7,442,072)	(1,571,848)
Net decrease in cash, cash equivalents and restricted cash	(1,439,201)	(350,334)

(e)	Impact of COVID-19

The current COVID-19 pandemic has adversely affected many aspects of the Group’s business. Many of the brokerage stores on the platform, as well as the transaction support centers, underwent temporary closure in early 2020 as part of China’s nationwide efforts to contain the spread of the novel coronavirus. Due to concerns or fear of the spread of the disease, there were noticeable reductions of in-person visits of housing customers to brokerage stores and properties. The pandemic also resulted further delays in payment, as the business of many of the real estate developers with outstanding trade receivable balances with the Group was suspended in early 2020. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect the Group’s results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict.

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, goodwill and other long-lived assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets and revenue recognition. Based on current assessment of these estimates, although the COVID-19 outbreak adversely affected the Group’s business in the first quarter of 2020, the Group concluded that there would be no material impact on the Group’s long-term forecast, and the Group did not identify any impairments related to its goodwill and other long-lived assets at December 31, 2020 as a result of COVID-19 impact. While the adverse impact from COVID-19 is currently expected to be temporary, there is uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business, and the Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

As part of Chinese government’s effort to ease the burden of businesses affected by COVID-19, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted payments to the government-mandated employee welfare benefit plans since February 2020. For the year ended December 31, 2020, the Group recognized government grants related to the above support program of approximately RMB916.6 million, which reduced the costs of employee benefits in the consolidated statements of comprehensive income (loss). It is uncertain whether such government support program will continue in the future.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies

2.1 (a) Impact of newly adopted accounting pronouncement

In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326),” which replaces the existing incurred loss methodology with an expected loss methodology that is referred to as the current expected credit loss (“CECL”) methodology. The Company adopted Topic 326 using a modified retrospective method for all financial assets measured at amortized cost and liabilities for guarantee arrangements. Results for reporting periods beginning after January 1, 2020 are presented under Topic 326 while prior period amounts continue to be reported in accordance with previously applicable GAAP. The Company recorded a decrease to retained earnings, net of tax, of RMB91 million as of January 1, 2020 for the cumulative effect of adopting Topic 326. The Company assesses all financial assets subject to credit losses quarterly and establishes a reserve to reflect the net amount expected to be collected. The credit loss reserve is based on an assessment of historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay.

In August 2018, the FASB issued ASU 2018-13, "Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement." The ASU is part of the FASB's disclosure framework project to improve the effectiveness of disclosures in the notes to financial statements by facilitating clear communication of the information required by generally accepted accounting principles. The ASU modifies disclosure requirements on fair value measurements in Topic 820. The Company adopted ASU 2018-13 effective January 1, 2020. ASU 2018-13 did not have a material impact on disclosures in the Group’s consolidated financial statements.

In August 2018, the FASB issued ASU 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement (“CCA”) That Is a Service Contract. This update amends the current guidance that exists for CCAs by providing explicit accounting for implementation costs of a hosting arrangement that is a service contract. The amendments effectively align the accounting for implementation costs for hosting arrangements, regardless of whether they convey a license to the hosted software. Thus, a hosting arrangement that is a service contract will follow the guidance in ASC 350-40-“Intangibles-Goodwill and other, Internal-use software”, to determine which implementation costs to capitalize or expense. This new standard is effective for public business entities for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. The Company adopted the new standard effective January 1, 2020 on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

In March 2020, the FASB issued ASU No. 2020-04, "Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting", which provides optional expedients and exceptions for applying generally accepted accounting principles to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. In January 2021, FASB issued ASU No. 2021-01, “Reference Rate Reform (Topic 848)”, which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The amendments are effective for all entities beginning on March 12, 2020, and the Company may elect to apply the amendments prospectively through December 31, 2022. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

In August 2020, the FASB issued ASU No. 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

2.2Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.3Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries, the consolidated VIEs (inclusive of the VIEs’ subsidiaries) for which the Company is the ultimate primary beneficiary.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power, has the power to appoint or remove the majority of the members of the board of directors, to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual arrangements, has the power to direct the activities that most significantly impact the entity’s economic performance, bears the risks of and enjoys the rewards normally associated with ownership of the entity, and therefore the Company or its subsidiaries is the primary beneficiary of the entity.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income (loss) from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.4Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) fair value of financial guarantee, (v) valuation and recognition of share-based compensation expenses, (vi) useful lives of property and equipment and intangible assets, (vii) fair value of short-term and long-term investments, and derivative instruments, (viii) fair value of ordinary shares and convertible redeemable preferred shares, (ix) liabilities related to employee welfare benefits and (x) provision for income tax and valuation allowance for deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

2.5Foreign currencies and foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The functional currency of the Company and its subsidiaries incorporated in the Cayman Islands, BVI and Hong Kong is United States dollars (“US$”) and the functional currency of the PRC entities in the Group is RMB. The Company’s subsidiaries with operations in other jurisdictions generally use their respective local currencies as their functional currencies.

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange gain (loss) in the consolidated statements of comprehensive income (loss).

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income in the consolidated statements of comprehensive income (loss).

2.6Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.5250, representing the index rates stipulated by the Federal Reserve Board using the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.7Fair value measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurement for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Accounting guidance establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Accounting guidance establishes three levels of inputs that may be used to measure fair value:

Level 1—Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Other inputs that are directly or indirectly observable in the marketplace.

Level 3—Unobservable inputs which are supported by little or no market activity.

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.8Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.9Restricted cash and non-current restricted cash

Cash that is legally restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

The Group’s restricted cash is classified into current and non-current portion based on the length of restricted period, and is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) cash pledged with commercial banks for the Group’s bank loans; 3) security deposits for the Group’s guarantee and financing services; and 4) security deposits for forward exchange contract.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.10Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. In accordance with ASC 825 — “Financial Instruments,” the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss).

2.11Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivable from real estate property sellers, buyers and agents from the platform. Prior to January 1, 2020, the Group maintains an allowance for doubtful accounts to reserve for uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers’ ability to pay. Starting from January 1, 2020, the Group adopted ASU 2016-13 and assesses the accounts receivable quarterly and establishes a reserve to reflect the net amount expected to be collected. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers' ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

2.12Financing receivables

The Group generates financing receivables by providing personal credit loans to property buyers, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts (“Trusts”), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third-party trust companies, which act as the trustees, with funds contributed by the Group and/or other third-party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810—“Consolidation”.

Therefore the loans funded by the consolidated Trusts are recorded as the Group’s financing receivables. The proceeds received from the third-party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home improvements to property owners, 2) loans provided to external small property agents, 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses.

Allowance for credit losses

Prior to the adoption of ASU 2016-13 on January 1, 2020, the allowance for credit losses reflected the Group's estimated probable incurred losses. The Group assessed the creditworthiness and collectability of the portfolios of respective financial receivables, mainly based on delinquency levels and historical write-offs of respective underlying loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. When assigning borrowers into different credit risk levels, factors like location, education background, income level, outstanding external borrowings, and external credit references of the borrowers were considered. In the consideration of above factors, the Group determined that each portfolio of respective financial receivables subject to credit losses within each credit risk level was homogenous with similar credit characteristics. The allowance for credit losses and corresponding receivables were written off after the 3rd year of delinquency, as before then there was still a significant portion of the delinquent balance being collected based on historical data.

Starting from January 1, 2020, the Group adopted ASU 2016-13 and estimated the allowance for credit losses to reflect the Group’s estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group's finance receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted Interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.13Derivative instruments

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the consolidated balance sheets in either current or non-current other assets or accrued expenses and other current liabilities or other long-term liabilities depending upon maturity and commitment. Changes in the fair value of derivatives are either recognized periodically in the consolidated income (loss) statements or in other comprehensive income (loss) depending on the use of the derivatives and whether they qualify for hedge accounting. The Group selectively uses financial instruments to manage market risk associated with exposure to fluctuations in interest rates and foreign currency rates. These financial exposures are monitored and managed by the Group as an integral part of its risk management program. The Group does not engage in derivative instruments for speculative or trading purposes. The Group’s derivative instruments are not qualified for hedge accounting, thus changes in fair value are recognized in fair value changes in investments, net in the consolidated statements of comprehensive income (loss). The cash flows of derivative financial instruments are classified in the same category as the cash flows from the items subject to the economic hedging relationships. The estimated fair value of the derivatives is determined based on relevant market information. These estimates are calculated with reference to the market rates using industry standard valuation techniques.

2.14Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

•	Office building	20 - 40 years
•	Vehicles	4 years
•	Computer equipment	3 - 5 years
•	Furniture and office equipment	3 - 5 years
•	Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in other income, net in the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.15Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

•	Software	3 - 10 years
•	Trademarks and domain names	3 - 5 years
•	Customer relationships	3 - 5 years
•	Non‑competition agreements	3 - 5 years
•	Advertising resources	5 years
•	Licences	6 - 10 years

Separately identifiable intangible assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

2.16Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Company early adopted ASU No. 2017-04, Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Company considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Company decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. The Group performs goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.17Long-term investments

(i)Equity investments accounted for using the equity method

In accordance with ASC 323 — “Investment — Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

An investment in in-substance common stock is an investment that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Group considers subordination, risks and rewards of ownership and obligation to transfer value when determining whether an investment in an entity is substantially similar to one in that entity’s common stock.

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of comprehensive income (loss) after the date of acquisition. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other-than-temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income (loss).

(ii)Investments accounted for at fair values

Beginning January 1, 2017, the Group early adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”)”. Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Company measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Company does not assess whether those securities are impaired.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

For investments in convertible notes and loans receivable with maturities of over one year, the Group elected the fair value option. The fair value option permits the irrevocable election on an instrument-by-instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss). For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825 — “Financial Instruments”. Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income (loss) as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(iii)Equity investments measured at Measurement Alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

For investments in an investee over which the Group does not have significant influence and which do not have readily determinable fair value and do not qualify for NAV practical expedient, the Company may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Company elects to use the measurement alternative, the Company makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Company has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Company recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.18Leases

The Group mainly leases brokerage sales stores, offices and land use rights from property owners. These are all classified as operating leases. Effective January 1, 2019, the Group adopted the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASC 842”), along with several additional clarification ASU’s issued during 2018, collectively “new lease standard,” using a modified retrospective transition approach with the cumulative effect recognized at the beginning of the earliest comparative period presented in its audited consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019. The new lease standard requires entities that lease assets with lease terms of more than 12  months to recognize right-of-use (“ROU”) assets and lease liabilities created by those leases on their balance sheets. This new lease standard also requires new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. As part of the adoption of the new lease standard, the Group elected the package of practical expedients which allows the Group to not re-assess (i) any existing arrangements contained a lease, (ii) the lease classification of any existing leases and (iii) initial direct costs for any existing lease. The Group also elected the practical expedient which allows use of hindsight in determining the lease term for leases in existence at the date of adoption.

The Group elected to not assess whether existing or expired land easements contained a lease, as allowed by the practical expedient. The adoption of ASC 842 resulted in recognition of ROU assets of RMB4,812 million, current operating lease liabilities of RMB1,732 million and non-current operating lease liabilities of RMB2,726 million upon the adoption date. There was no cumulative effect on retained earnings.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging from few months to five years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life, generally 44 years, or the estimated usage periods or the terms of the agreements. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Company elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group’s leases have fixed payments schedules, with certain leases including additional payments based on excess consumption of services. For leases with additional payments based on excess consumption of services, no amount is included in the calculation of the lease liabilities or corresponding asset as it is not probable excess consumption. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Under a lease, the lessees are required to recognize ROU assets and lease liabilities. ROU assets represent the Group’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group’s leases is not readily determinable, the Group uses the incremental borrowing rate (“IBR”) to determine the present value of the future lease payments. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term on a collateralized basis.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the ROU asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

2.19Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.

2.20Funding debts

Funding debts represents the proceeds received from third-party investors less amounts paid to such investors of the consolidated Trusts. Accrued interest payable is calculated based on the effective interest rates of the funding debts. Funding cost mainly consists of interest expense the Group pays in relation to the funding debts, to fund its financing receivables.

2.21Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises (“FIEs”) established in the PRC, the Group’s subsidiaries registered as WFOEs have to make appropriations from their annual after-tax profits as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after-tax profits calculated in accordance with PRC GAAP.

Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company. Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the Group’s consolidated VIEs (inclusive of VIEs’ subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after-tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting of losses or increasing of the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2018, 2019 and 2020, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB30.2 million, RMB79.1 million and RMB139.1 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.22Revenue recognition

The Group applied ASC 606—“Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax (“VAT”).

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group’s own Lianjia brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to complete transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The Beike platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent’s role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction completed through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform’s payment system.

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to complete the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

When other brokerage firms on Beike platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to complete the housing transactions, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

For agency commissions earned by the Group, either as the principal agent or participating agent, the Group recognizes commissions as revenues when the performance obligations are satisfied at the time the housing customers sign the housing sale and purchase agreements or the lease agreements, after deducting estimated potential refunds due to a terminated transaction.

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the Beike platform as a percentage of the transaction commissions earned on the platform for using the Group’s ACN and SaaS systems, (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group’s franchise brands such as the Deyou brand, and (iii) other service fees for various services offered by Beike platform, such as transaction closing service through the Group’s transaction center.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home agency service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations that terms and conditions for commissions earned are met are received from real estate developers or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its agency services contracts with the real estate developers and splits commissions with these brokerage firms. The Group is considered as the principal agent for the agency service contracts signed with the developers as it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling agency services pursuant to the new home agency service contracts signed with the real estate developers. Accordingly, the Group accounts for such agency service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

Emerging and other services

The Group generates revenues from emerging and other services such as financial services and home renovation services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

(i)	The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.
(ii)	The Group expenses the costs to obtain a contract as incurred when the expected amortization period is one year or less.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes a contract asset or a contract liability in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Group did not have any capitalized contract as of December 31, 2019 and 2020.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services and emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. The contract liabilities of the Group as of December 31, 2019 and 2020 are listed in the table below.

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Contract liabilities:
Existing home transaction services	136,498	238,588
New home transaction services	334,429	299,726
Emerging and other services	122,446	195,843
Total	593,373	734,157

2.23Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2018, 2019 and 2020, advertising expenses recognized in the consolidated statements of comprehensive income (loss) were RMB1,651.3 million, RMB1,287.5 million and RMB1,974.4 million, respectively.

2.24Share-based compensation

The Group grants share options to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718-“Compensation-Stock Compensation”.

Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, or b) using a straight-line method over the requisite service period, which is the vesting period.

Share options granted contained both a service condition and required completion of an IPO. The IPO was completed on August 17, 2020 and options for which the service condition had been met became vested. The remaining options will vest as the service conditions are met. All transactions in which goods or services are received in exchange for equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. The fair value of the ordinary shares is assessed using the income approach/discounted cash flow method, with a discount for lack of marketability, given that the shares underlying the awards were not publicly traded at the time of grant.

In accordance with ASU 2016-09, the Group has chosen to account for forfeitures when they occur.

2.25Income taxes

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740—“Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that amount of the deferred tax assets will not be realized.

Uncertain tax positions

The Company accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the “more-likely-than-not” recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2018, 2019 and 2020. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2018, 2019 and 2020.

2.26Employee benefits

Full-time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government-mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was an increase /(decrease) in employee welfare benefit expenses of RMB8.5 million, (RMB174.2 million) and (RMB257.8 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision’s net impact, were approximately RMB1.69 billion, RMB2.04 billion and RMB1.29 billion for the years ended December 31, 2018, 2019 and 2020, respectively.

2.27Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders, considering the accretion on convertible redeemable preferred shares to redemption value, by the weighted average number of ordinary shares outstanding during the period using the two-class method. Under the two-class method, net income is allocated between ordinary shares and other participating securities based on their participating rights, which provide the holders of participating securities the ability to participate in all dividends declared with the holders of ordinary shares on a one-to-one per-share basis in all dividend declared, as if all undistributed earnings for the period were distributed.

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares, the conversion of the convertible preferred shares (using the if-converted method) and options to purchase ordinary shares (using the treasury stock method). Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.28Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss) and currency translation adjustments of the Group.

2.29Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative shareholder, or a related corporation.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

2.30Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group operates in three operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Emerging and other services, and the segment information is set out in Note 25.

2.31Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.32Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2018, 2019 and 2020, the Group recognized government grants of approximately RMB336 million, RMB345 million and RMB876 million respectively, in other income, net in the consolidated statements of comprehensive income (loss).

2.33Business combinations and non-controlling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 — “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

In a business combination achieved in stages, the Company re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income (loss).

2.34Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total revenues or the total purchases of the Group for the years ended December 31, 2018, 2019 and 2020.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2019 and 2020, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA, Japan and Australia, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable, other receivables and long-term investments are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees are mitigated by credit evaluations the Group performs on its borrowers and the Group’s ongoing monitoring controls for the outstanding balances. As of December 31, 2019 and 2020, only one customer’s total receivable amounting to RMB3,184 million and RMB3,261 million is considered to subject to concentration credit risk.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB14.9 billion and RMB23.9 billion as of December 31, 2019 and 2020. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

2. Significant accounting policies (Continued)

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2.4% for the year ended December 31, 2020. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

3. Cash, Cash Equivalents, Restricted Cash

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Cash and cash equivalents:
Cash	22,991,101	36,667,669
Cash equivalents	1,328,231	4,302,310
Restricted cash:
Current	7,380,341	8,567,496
Non‑current	230,903	—
Total cash, cash equivalents and restricted cash	31,930,576	49,537,475
(i)	Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2019 and 2020 are 2.21% and 0.97%, respectively.
(ii)	The Group’s restricted cash is classified into current and non-current portion based on the length of restricted period, and is mainly comprised of 1) cash received from the property buyers but not yet been paid to the sellers through the Company’s online payment platform, which is placed with banks in escrow accounts; 2) cash pledged with commercial banks for the Group’s bank loans; 3) security deposits for the Group’s guarantee and financing services; 4) security deposits for forward exchange contract. The proportion for each type of restricted cash are 61.69%, 29.61%, 8.11% and 0.59% as of December 31, 2019; 91.68%, 0%, 8.32% and 0% as of December 31, 2020, respectively.

4. Short-term Investments

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Short‑term investments:
Bank time deposits	1,225	134,736
Wealth management products	1,843,370	15,553,585
Total	1,844,595	15,688,321

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year.

The Company’s wealth management products are issued by multiple financial institutions, which are mainly money market funds and structural deposits containing a variable interest rate. To estimate the fair value of short-term investments, the Company refers to the quoted rate of return provided by financial institutions at the end of each year using discounted cash flow method. The Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. The weighted average interest rates for the wealth management products are 3.46%, 3.51% and 3.83% for the years ended December 31, 2018, 2019 and 2020. The Group elects to measure the investment in wealth management products at fair value with the fair value changes mainly recorded in other income, net in the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

5. Prepayments, receivables and other assets

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Current:
Advances to suppliers	254,534	474,629
Deposits paid to new home developers (i)	3,311,371	2,124,204
Prepaid rental and other deposits	439,775	771,010
Staff advances	247,353	215,007
Receivables from escrow account	18,982	15,029
Interest receivables	93,950	37,227
VAT‑input deductible	608,958	655,016
Prepaid income tax	—	108,989
Others	318,073	276,267
Total	5,292,996	4,677,378
Non‑current:
Prepayment for advertising resources (ii)	145,806	—
Deferred tax asset (Note 19)	520,292	884,435
Others	59,452	109,959
Total	725,550	994,394
(i)	Deposits paid to new home developers

Deposits paid to new home developers refers to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(ii)	Prepayment for advertising resources

In December 2018, the Group and Tencent Holdings Limited and its subsidiaries (“Tencent”) entered into a business cooperation agreement (the “BCA”) pursuant to which Tencent provides the Group a) certain advertising resources; and b) certain marketing and cloud services, as part of the consideration for Series D Preferred Shares issued to Tencent. The prepayment for advertising resources, marketing and cloud services is being charged to expense on an actual consumption basis. The prepayment was included in other non-current assets as of December 31, 2019 and subsequently reclassified to current assets in the first quarter of 2020 as the Management expected that the remaining prepayment was to be consumed within one year.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

6. Accounts receivable, net

Accounts receivable, net consists of the following:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
New home transaction services	7,838,045	13,546,605
Existing home transaction services	604,191	699,673
Emerging and other services	111,945	59,499
Accounts receivable	8,554,181	14,305,777
Allowance for credit losses	(460,962)	(1,122,218)
Accounts receivable, net	8,093,219	13,183,559

The movements in the allowance for credit losses were as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(136,910)	(207,245)	(460,962)
Additions	(83,088)	(328,868)	(745,043)
Write‑offs	12,753	75,151	83,787
Balance at the end of the year	(207,245)	(460,962)	(1,122,218)

7. Financing receivables, net

Financing receivables, net as of December 31, 2019 and 2020 consisted of the following:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Short‑term:
Financing receivables from consolidated Trusts	1,915,721	3,817,057
Financing receivables from micro‑loan platforms	302,123	228,489
Total short‑term financing receivables	2,217,844	4,045,546
Allowance for credit losses	(92,223)	(113,905)
Total short‑term financing receivables, net	2,125,621	3,931,641
Long‑term:
Financing receivables from consolidated Trusts	28,565	1,541
Financing receivables from micro‑loan platforms	238,150	229,891
Total long‑term financing receivables	266,715	231,432
Allowance for credit losses	(847)	(13,414)
Total long‑term financing receivables, net	265,868	218,018

These balances represent short-term and long-term financing receivables are personal credit loans to home buyers and tenants, and to other individual borrowers.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Financing receivables, net (Continued)

The following table summarizes the balances of financing receivables by due date as of December 31, 2019 and 2020:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Due in months
0‑12	2,217,844	4,045,546
13‑24	102,274	225,853
25‑36	164,441	5,579
Total financing receivables	2,484,559	4,276,978

Finance Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU 2016-13 effective January 1, 2020 (refer to note 2.1 (a) Impact of newly adopted accounting pronouncement), the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Primarily as a result of the macroeconomic and market rebound from COVID-19, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses decreased to 2.98% of gross finance receivables (net of unearned income) at December 31, 2020 from 6.20% at December 31, 2019.

Amounts disclosed below for the year ended and at December 31, 2020 reflect the adoption of ASU 2016-13 in January 2020. Amounts disclosed below for comparable periods in 2019 reflect superseded guidance.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Beginning balance prior to ASC 326	—	—	(93,070)
Impact of adoption of ASC 326	—	—	(60,899)
Beginning balance	(16,687)	(54,645)	(153,969)
(Provisions)/Reversals	(37,958)	(38,425)	26,650
Write‑offs	—	—	—
Ending balance	(54,645)	(93,070)	(127,319)

The Group evaluates expected credit losses of financial receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 2.79% as of December 31, 2020.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

7. Financing receivables, net (Continued)

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 5.18% as of December 31, 2020.

Delinquency:

Based on the past due days, the Company separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 7.62% and 4.89% as at December 31, 2019 and December 31, 2020 respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

					180 days
	1‑29 Days	30‑59 Days	60‑89 Days	90‑179 Days	or greater	Total
RMB in the thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Property transaction related business	34,825	17,797	9,386	10,355	114,322	186,685	1,882,360	2,069,045
Non-property transaction related business	51	10	2	106	2,381	2,550	412,964	415,514
December 31, 2019	34,876	17,807	9,388	10,461	116,703	189,235	2,295,324	2,484,559
Property transaction related business
2017	—	—	—	—	6,652	6,652	—	6,652
2018	—	—	—	—	80,917	80,917	—	80,917
2019	—	—	—	—	42,822	42,822	—	42,822
2020	41,807	9,006	1,965	11,521	2,905	67,204	3,748,624	3,815,828
Subtotal	41,807	9,006	1,965	11,521	133,296	197,595	3,748,624	3,946,219
Non-property transaction related business
2017	168	313	—	—	—	481	—	481
2018	9	—	—	63	337	409	17,399	17,808
2019	612	1,025	794	2,862	2,490	7,783	119,070	126,853
2020	769	263	178	1,235	325	2,770	182,847	185,617
Subtotal	1,558	1,601	972	4,160	3,152	11,443	319,316	330,759
December 31, 2020	43,365	10,607	2,937	15,681	136,448	209,038	4,067,940	4,276,978

8. Property and equipment, net

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Office building	424,508	419,797
Vehicles	29,199	23,010
Computer equipment	716,833	901,894
Furniture and office equipment	313,915	355,748
Leasehold improvement	1,687,359	1,644,576
Construction in progress	122,343	173,957
Total	3,294,157	3,518,982
Less: accumulated depreciation	(2,159,929)	(2,046,522)
Net book value	1,134,228	1,472,460

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

8. Property and equipment, net (Continued)

Depreciation expenses recognized for the years ended December 31, 2018, 2019 and 2020 amounted to RMB653.4 million, RMB562.0 million and RMB552.8 million, respectively.

9. Intangible assets, net

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Software	157,041	159,879
Trademarks and domain names	161,417	139,521
Customer relationships	35,642	6,820
Non‑competition agreements	122,480	2,950
Advertising resources (Note 5)	2,441,670	2,283,715
Licence	340,413	340,413
Total	3,258,663	2,933,298
Less: accumulated amortization	(644,931)	(1,023,964)
Less: accumulated impairment	(53,290)	(266,683)
Net book value	2,560,442	1,642,651

Amortization expenses recognized for the years ended December 31, 2018, 2019 and 2020 amounted to RMB138.9 million, RMB477.3 million and RMB621.2 million, respectively. Impairment charges of intangible assets recognized for the years ended December 31, 2018, 2019 and 2020 amounted to nil, nil and RMB213.4 million, respectively.

Impaired intangible assets as at December 31, 2019 consisted of the trademarks acquired through business acquisitions in 2015. As of December 31, 2016, RMB53.3 million impairment loss was recognized on one acquired trademark as the financial performances of the acquired business were significantly below the forecasts on the acquisition dates.

As discussed in Note 12 Goodwill, the Group completed the integration of Nanchang Zhonghuan Hulian Information Co., Ltd. ("Zhonghuan") business with its original business in the fourth quarter of 2020. The management and employees of Zhonghuan will work as sales channel to promote the business in the cities Zhonghuan has been integrated with. In addition, the Group decided to terminate the home improvement business it acquired in 2019. Therefore, management considered that the carrying amounts of intangible assets from these acquisitions may not be recoverable and performed an impairment testing with the assistance of an independent valuation firm and identified RMB213.4 million of impairment losses in these assets.

Estimated amortization expense relating to the existing intangible assets with finite lives for each of the next five years is as follows:

Amounts
RMB
(in thousands)
For the years ending December 31,
2021	520,138
2022	516,899
2023	508,877
2024	60,015
2025	18,088
1,624,017

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Leases

The Group has operating leases for agency sales offices, administrative offices, entrusted houses and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of “Right-of-use assets, Lease liabilities current portion, Lease liabilities non-current portion” on the consolidated balance sheets.

The components of lease cost for the years ended December 31, 2018, 2019 and 2020 were listed as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Operating lease cost	2,612,145	2,631,991	3,055,021
Short‑term lease cost	41,765	30,065	41,582
Total	2,653,910	2,662,056	3,096,603

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	2,511,699	2,705,440	2,928,198
Right‑of‑use assets obtained in exchange for lease liabilities:
Right‑of‑use assets obtained in exchange for new operating lease liabilities	2,699,783	4,443,056	5,631,276

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Operating leases
Administrative office leases	764,303	1,295,715
Store leases	4,371,957	4,597,948
Entrusted house leases	460,857	900,252
Land use rights	27,898	27,185
Total operating lease assets	5,625,015	6,821,100
Operating lease liabilities, current	2,222,745	2,625,979
Operating lease liabilities, non‑current	2,914,240	3,833,914
Total operating lease liabilities	5,136,985	6,459,893

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

10. Leases (Continued)

	For the Year Ended December 31,
	2018	2019	2020
Weighted‑average remaining lease term (in years)
Operating leases	2.19	2.91	3.15
Land use right	—	43.34	42.34
Weighted‑average discount rate
Operating leases	5.1%	5.3%	5.1%
Land use right	5.1%	5.3%	5.1%

Maturities of lease liabilities were as follows:

As of
December 31,
2020
(in thousands)
2021	2,818,683
2022	2,001,678
2023	1,144,279
2024	604,528
2025	266,159
Thereafter	142,154
Total undiscounted lease payments	6,977,481
Less: imputed interest	(517,588)
Total lease liabilities	6,459,893

The Group’s lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term investments, net

The following sets forth the changes in the Group’s long-term investments:

			Equity
			investments
			measured
			under
			measurement
		Investments	alternative
	Investments in	accounted	and NAV	Long‑term
	equity method	for at fair	practical	time
	investees	values	expedient	deposits	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Balance at December 31, 2017	74,522	282,752	21,500	1,198	379,972
Investments made	24,230	30,000	42,500	—	96,730
Acquired in a business combination	800	—	—	—	800
Income (loss) from investment	1,762	—	—	6	1,768
Fair value change through earnings	—	(61,545)	8,744	—	(52,801)
Dividends received	(8,000)	—	—	—	(8,000)
Balance at December 31, 2018	93,314	251,207	72,744	1,204	418,469
Investments made	300,030	1,365,773	37,057	215,000	1,917,860
Income (loss) from investment	12,882	—	—	—	12,882
Investment impairment	(1,500)	—	—	—	(1,500)
Fair value change through earnings	—	(38,384)	34,422	—	(3,962)
Disposal of investment	(800)	—	—	—	(800)
Dividends received	(8,000)	—	—	—	(8,000)
Transfer to short-term investments	—	—	—	(1,204)	(1,204)
Balance at December 31, 2019	395,926	1,578,596	144,223	215,000	2,333,745
Investments made	339,577	657,550	13,996	—	1,011,123
Income (loss) from investment	(10,924)	—	—	—	(10,924)
Investment impairment	(26,650)	—	(9,000)	—	(35,650)
Exchange adjustments	—	(75,219)	—	—	(75,219)
Fair value change through earnings	—	128,548	20,413	9,752	158,713
Disposal of investment	—	—	(790)	—	(790)
Dividends received	(8,000)	(26,559)	(4,057)	—	(38,616)
Transfer to short‑term investments	—	(202,067)	—	—	(202,067)
Balance at December 31, 2020	689,929	2,060,849	164,785	224,752	3,140,315

Investments in equity method investees

The Group's investments accounted for under the equity method totaled RMB395.9 million and RMB689.9 million as of December 31, 2019 and 2020, respectively. The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control. For the year ended December 31, 2019, the Group made RMB300.0 million new investments under the equity method, mainly including RMB215.0 million equity investment in a company which is primarily engaged in providing residential property rental agency and management services in the PRC. For the year ended December 31, 2020, the Group made RMB339.6 million new investments under the equity method, mainly including RMB280.0 million equity investment in a company which is primarily engaged in providing residential property rental agency and management services in the PRC.

Impairment recorded for equity method investments for the years ended December 31, 2018, 2019 and 2020 was nil, RMB1.5 million and RMB26.7 million, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term investments, net (Continued)

Investments accounted for at fair values

Investments accounted for at fair values include (i) marketable equity securities, which are publicly traded stocks or funds measured at fair value, (ii) unlisted equity securities or debt securities which use significant unobservable inputs to measure the fair value on recurring basis, (iii) long-term loan receivables accounted for under the fair value option method of accounting, and (iv) investments in wealth management products with maturity date in over one year, which are financial instruments with variable interest rates or principal not-guaranteed with certain financial institutions and are measured at fair value in accordance with ASC 825-“Financial Instruments”.

The following table shows the carrying amount and fair value of investments accounted for at fair value:

		Gross	Gross
		unrealized	unrealized	Exchange	Dividends
	Cost basis	gains	losses	adjustments	received	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Marketable securities (i)	200,000	—	(106,623)	—	—	93,377
Unlisted equity securities (ii)	203,154	5,801	—	—	—	208,955
Loan receivables measured at fair value (ii)	29,834	—	—	—	—	29,834
Wealth management product (iii)	1,246,430	—	—	—	—	1,246,430
December 31, 2019	1,679,418	5,801	(106,623)	—	—	1,578,596
Marketable securities (i)	200,000	—	(96,379)	—	—	103,621
Unlisted equity securities (ii)	203,154	35,140	—	—	—	238,294
Loan receivables measured at fair value (ii)	29,834	11,685	—	—	—	41,519
Wealth management product (iii)	1,703,980	75,213	—	(75,219)	(26,559)	1,677,415
December 31, 2020	2,136,968	122,038	(96,379)	(75,219)	(26,559)	2,060,849
(i)	Marketable securities — investments in Dongyirisheng Home Improvement Group Inc. (“Dongyirisheng”)

The Group accounted for the investment in Donyirisheng, a listed Company on the Shenzhen Stock Exchange, at fair value through earnings. The fair values as of December 31, 2019 and 2020 are RMB93 million and RMB104 million, respectively. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)	Investment in IFM Investments Limited (“IFM”)

In October 2017, the Group purchased 10% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40 million with maturity period of 30 months and interest rate per annum of 12%. The convertible notes were convertible into IFM’s preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

As of December 31, 2018, the fair value of the Group’s equity investment in IFM and convertible note was approximately RMB56 million and RMB50 million, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term investments, net (Continued)

In 2019, the Group launched many incentive programs to incentivize real estate brokerage firms to join the Group’s platform. IFM is one of the leading firms in the real estate agency business industry. In May, 2019, to incentivize IFM to join the Group’s platform, the Group made additional investment of RMB308 million to acquire certain percentage of IFM’s preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130 million loan to IFM’s controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB438 million. The fair value of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses. As of December 31, 2019 and 2020, the Group held 37.6% in IFM and continued to account for the investment in IFM and loan to IFM’s controlling shareholder at fair value amounting to RMB225.4 million and RMB267.4 million. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was primarily equity investments in a private company focusing on home improvement business in the PRC.

(iii)	Wealth management products

In December 2019, the Group invested RMB1.05 billion (US$150 million) in a wealth management product with variable interest rate issued by a financial institution in Hong Kong. The wealth management product has an original maturity of three years, thus is classified as a long-term investment as a whole in the Company’s financial statements. In October 2020, the Group invested RMB657.6 million (US$100 million) in some wealth management products with variable interest rates issued by a financial institution in Hong Kong, with maturity of 2 to 5 years. As of December 31, 2019 and 2020, the fair value of the wealth management products was RMB1,046.4 million and RMB1,677.4 million, respectively. Other long-term wealth management products are deposits with variable interest rates or principal not-guaranteed with certain financial institutions in the PRC.

Equity investments measured under measurement alternative and NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2018, 2019 and 2020, the carrying amount of the Group’s investment in private equity fund was approximately RMB33.7 million, RMB68.1 million and RMB84.5 million, respectively. During the years ended December 31, 2018, 2019 and 2020, fair value changes recognized for this equity investment were RMB8.7 million, RMB34.4 million and RMB20.4 million, respectively. Investments in the private equity fund is subject to a lock-up period of 8 years which restricts investor from withdrawing from the fund during the investment period.

As of December 31, 2018, 2019 and 2020, investments accounted for under measurement alternative were RMB39.0 million, RMB76.1 million and RMB80.3 million, respectively. There was no upward adjustment identified by the management for the years ended December 31, 2018, 2019 and 2020. Because certain investees’ operation metrics and financial performance did not meet the expectations, the Group recorded RMB9.0 million impairments for an investment accounted for under the measurement alternative method for the year ended December 31, 2020. The impairment was recorded in “Fair value changes in investments, net” in the Group’s consolidated statements of comprehensive income (loss). Also, the Company classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

11. Long-term investments, net (Continued)

Nil, nil and RMB9.0 million impairment was recorded for equity investments without readily determinable fair values for the years ended December 31, 2018, 2019 and 2020.

Long-term time deposits

Long-term time deposits represent time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of December 31, 2018, 2019 and 2020, there were time deposits denominated in RMB amounting to approximately RMB1.2 million, RMB215.0 million and RMB224.8 million with maturity date in May 2024, respectively.

12. Goodwill

For the years ended December 31, 2018, 2019 and 2020, the changes in the carrying value of goodwill by segment are as follows:

		Existing home	New home	Emerging
	Real estate	transaction	transaction	and other
	business	services	services	services	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Balance as of December 31, 2017 (i)	710,983	—	—	—	710,983
New additions (ii)	424,051	—	—	—	424,051
Re‑assignment of goodwill (iii)	(1,135,034)	848,732	286,302	—	—
Balance as of December 31, 2018	—	848,732	286,302	—	1,135,034
New additions (iv)	—	1,343,556	—	16,193	1,359,749
Disposal of a business (v)	—	(17,708)	—	—	(17,708)
Balance as of December 31, 2019	—	2,174,580	286,302	16,193	2,477,075
New additions (vi)	—	—	13,080	—	13,080
Re‑assignment of goodwill (vii)	—	(1,192,875)	1,192,875	—	—
Impairment provided (viii)	—	(695)	(5,770)	(16,193)	(22,658)
Balance as of December 31, 2020	—	981,010	1,486,487	—	2,467,497
(i)	During 2011 to 2017, the Group acquired several real estate agency companies, such as Deyou Real Estate Agency, Shenzhen Zhonglian Real Estate Agency Co., Ltd., Sichuan Yicheng Real Estate Brokerage Co., Ltd., Beijing Gaoce Real Estate Agency Co., Ltd., Dalian Haowangjiao Real Estate Agency Co., Ltd., and Mantanghong (China) Real Estate Co., Ltd., which primarily operated existing home transaction services and new home transaction services in the PRC. Total consideration for these acquisitions consisted of issuance of Class A Ordinary Shares of the Company valued at approximately RMB1,871.1 million, issuance of shares of the Group’s subsidiaries valued at approximately RMB39.5 million and RMB482.6 million in cash. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill which amounted to RMB1,342.8 million at the acquisition date. The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. As of December 31, 2017, the Company provided RMB631.8 million of impairment charge on goodwill, as the financial performances of certain acquired business were significantly below the forecasts on the acquisition dates.
(ii)	During the year ended December 31, 2018, the additions under real estate business were mainly related to the acquisition of Eall (TianJin) Networking Technology Co., Ltd. (“Eall”) (Note 24), which was all reassigned to existing home transaction services segment subsequent to the Reorganization.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

12. Goodwill (Continued)

(iii)	Prior to the Reorganization, the Group had one reportable segment. Concurrent with the Reorganization, the Group changed its internal organizational structure and separated the real estate business segment into three segments which were existing home transaction services, new home transaction services and emerging and other services. The Company reassigned goodwill, including accumulated impairments, to the reporting units affected at the time the structure change was made using a relative fair value allocation approach. All goodwill was reassigned to existing home transaction services and new home transaction services as the reporting units affected related to these two segments.
(iv)	During the year ended December 31, 2019, the addition under existing home transaction services was related to the acquisition of Zhonghuan (Note 24), while all the additions under other service segment was related to the acquisition of a subsidiary operating home improvement business.
(v)	In November 2019, the Group disposed of one of Zhonghuan’s subsidiaries. The net assets disposed constituted a business and a portion of Zhonghuan’s goodwill which amount equals to RMB17.7 million was disposed.
(vi)	During the year ended December 31, 2020, the addition under new home transaction services was related to the acquisition of a new home transaction business.
(vii)	Zhonghuan was defined as one reporting unit after its acquisition. In the fourth quarter of 2020, the Group completed the integration of Zhonghuan business with its existing home and new home transaction business. As such, the Company reassigned goodwill to reporting units affected using the relative fair value approach based on forecasted incremental revenue to the reporting units after the integration. RMB1,192.9 million of goodwill was reassigned to new home transaction segment, while RMB133.0 million remained in existing home transaction segment. The management performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment with the assistance of an independent valuation firm. Based on the assessment, the fair value exceeded the carrying amounts of the reporting unit and no impairment was identified. The management also performed a qualitative analysis on the affected reporting units after the reassignment, no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it is more-likely-than-not that the fair values of these reporting units are more than their carrying amounts.
(viii)	At the end of 2020, to further streamline the Group's home improvement business, management decided to terminate the home improvement business it acquired in 2019. Goodwill of RMB16.2 million associated with this reporting unit was determined to be fully impaired. Other impairments in goodwill were related to cities where the management decided not to operate any Beike platform business, and goodwill was fully impaired in these reporting units.

For other reporting units, management performed a qualitative analysis by taking into consideration the macroeconomics, overall financial performance, industry and market conditions. Based on the assessment, the Group concluded that the adverse impact from COVID-19 is currently expected to be temporary and there would be no material impact on the Group’s long-term forecast. No impairment of goodwill was recognized for these reporting units during the year ended December 31, 2020. The Group will continue to monitor and evaluate the fair value of goodwill for each reporting unit, and should facts and circumstances change, a non-cash impairment charge could be recorded in the future.

Impairment charges of goodwill recognized for the years ended December 31, 2018, 2019 and 2020 were nil, nil and RMB22.7 million, respectively. As of December 31, 2018, 2019 and 2020, the gross amounts of goodwill were RMB1,766.9 million, RMB3,108.9 million, and RMB3,122.0 million, respectively, and accumulated impairment losses were RMB631.8 million, RMB631.8 million, and RMB654.5 million, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

13. Borrowings

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Short‑term borrowings (i)	720,000	—
Long‑term borrowings (ii)	4,890,030	—
Total	5,610,030	—
(i)	Short-term borrowings as of December 31, 2019 and 2020 amounted to RMB720 million and nil respectively, were fully guaranteed by Mr Zuo Hui. All of these bank borrowings were repayable within one year and were fully guaranteed by Mr Zuo Hui, which consisted of several bank loans denominated in RMB.
(ii)	In February 2018, the Group entered into a 35-month US$16.45 million facility agreement with a bank. The facilities were priced at 170 basis points over LIBOR. By the end of December 31, 2020, the borrowing was fully paid off in advance.

In October 2019, Sharehome HK international Limited entered into a 3-year US$675 million revolving credit facilities agreement with a group of 10 arrangers. The debt issuance costs of US$5.56 million were presented as a direct deduction from the principal amount of the facility in the consolidated balance sheets. By the end of December 31, 2020, the borrowing was fully paid off in advance.

The revolving credit facilities agreement requires Sharehome HK international Limited to meet certain annually financial covenants calculated from the fiscal year most recently ended, including: i) a net leverage ratio, which requires that at the end of each fiscal year the ratio of (a) total net debt to (b) EBITDA, may not exceed 1.50 to 1.00; and ii) an interest coverage ratio, which requires that at the end of each fiscal year the ratio of EBITDA to interest expense, as defined in the Amended Credit Agreement, may not be less than 6.00 to 1.00. The Company was in compliance with all covenants during the credit period.

In October 2019, the Group entered into a 7-year RMB156 million facility agreement with a bank at a fixed borrowing rate of 4.9%. To facilitate this borrowing, an equity investment and a real estate property have been mortgaged. By the end of December 31, 2019, RMB102.78 million of the facility was drawn down, which was due in 2025. During the first quarter of 2020, RMB42.04 million of the facility was drawn down, which will be due in 2026. By the end of December 31, 2020, the borrowing was fully paid off in advance.

14. Accounts payable

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Payable related to new home transaction business	3,528,331	5,467,302
Payable for advertising fees	365,379	635,715
Payable for internet service fees	80,064	135,389
Payable for leasehold improvements	59,107	204,139
Others	179,824	152,301
Total	4,212,705	6,594,846

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

15. Accrued expenses and other current liabilities

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Payable related to escrow accounts services (i)	425,858	352,609
Other tax payables	390,952	609,137
Deposit related to franchise services	728,994	936,533
Payable related to business combination (ii)	780,937	7,200
Deferred guarantee revenue	50,343	64,184
Others	625,757	980,415
Total	3,002,841	2,950,078
(i)	Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the Property Purchase Agreement agreed by both parties.
(ii)	Payable related to business combination mainly consisted of an obligation to purchase the remaining 38% non-controlling interests in Nanchang Zhonghuan Hulian Information Co., Ltd. (‘‘Zhonghuan’’) with a total consideration consisted of RMB194.0 million in cash and an obligation to issue variable number of Class A Ordinary Shares to the selling shareholders of Zhonghuan. The obligation is considered a mandatorily redeemable non-controlling interests and classified as a liability measured at fair value, and the fair value as of December 31, 2019 was RMB780.9 million. The obligation was settled in April 2020 by paying the RMB194.0 million in cash and issuing 22,315,135 Class A Ordinary Shares to the selling shareholders of Zhonghuan.

16. Funding debts

The following table summarized the Group’s outstanding funding debts:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Short‑term:
Loan payables to investors of consolidated Trusts	2,291,723	1,512,510
Total short‑term funding debts	2,291,723	1,512,510
Long‑term:
Loan payables to investors of consolidated Trusts	7,500	15,000
Total long‑term funding debts	7,500	15,000

The following table summarizes the remaining contractual maturity dates of the Group’s funding debts and associated interest payments as of December 31, 2020:

	Less than 1 year	1 ‑ 2 years	2 ‑ 3 years	More than 3 years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Loan payables to investors of consolidated Trusts	1,512,510	15,000	—	—	1,527,510
Total funding debts	1,512,510	15,000	—	—	1,527,510
Interest payments	38,369	2,396	—	—	40,765
Total interest payments	38,369	2,396	—	—	40,765

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

16. Funding debts (Continued)

For the years ended December 31, 2019 and 2020, terms of most funding debts borrowed by the Group from investors of certain consolidated trusts ranged from 30 days to 25 months. Since most of trusts allowed borrower’s repayment to reinvest in issuing new loans, the terms of funding debts are not matched with the terms of the corresponding financial receivables. The funding debts had a weighted average interest rate of 7.94% and 8.09% for the twelve months ended December 31, 2019 and 2020, respectively.

17. Other income, net

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Investment income, net (i)	311,515	96,807	185,604
Government grants	335,502	344,811	876,255
Net gain (loss) on disposal of property, equipment and intangible assets	(13,881)	(7,448)	3,548
Others	1,620	(2,870)	(9,753)
Total	634,756	431,300	1,055,654
(i)	Investment income, net primarily consisted of investment income related to short-term investments, cash dividend from equity investments, and offset in part by losses in disposal of equity investments. Cash dividend from equity investments mainly includes additional cash dividend amount of RMB45 million, nil and nil from a partnership company for the years ended December 31, 2018, 2019 and 2020, respectively.

18. Interest Income, net

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Interest income	172,681	437,869	383,116
Interest expense	(43,517)	(181,099)	(188,364)
Bank charges	(7,767)	(26,416)	(30,963)
Others	(23)	(15)	(189)
Total	121,374	230,339	163,600

19. Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Taxation (Continued)

British Virgin Islands

The Company’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the Group’s subsidiaries in Hong Kong are subject to 16.5% Hong Kong profit tax on their taxable income generated from operations in Hong Kong. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Company are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises.”

Beike Zhaofang has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise.” It also qualified as a “high and new technology enterprise” and has a preferential income tax rate of 15% from 2016 to 2018 and 2020 to 2022. The privileges cannot be applied simultaneously. Beike Zhaofang applied the privilege of “software enterprise” and was exempted from income tax in 2016 and 2017, and had a preferential income tax rate of 12.5% from 2018 to 2020.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Three, three and six entities in the Group in 2018, 2019 and 2020, respectively, were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

The Group’s other PRC subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) are subject to the statutory income tax rate of 25%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2020.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Taxation (Continued)

The components of income (loss) before tax for the years ended December 31, 2018, 2019 and 2020 are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Income (loss) before income tax benefit (expense)
Income (loss) from China operations	(143,492)	2,417,298	6,302,358
Loss from non‑China operations	(355,573)	(3,693,062)	(1,915,239)
Total income (loss) before income tax benefit (expense)	(499,065)	(1,275,764)	4,387,119

Income tax expense (benefit) from China operations
Current income tax expense	434,466	1,332,238	1,891,723
Deferred tax benefit	(514,851)	(438,661)	(359,429)
Income tax expense (benefit) from China operations	(80,385)	893,577	1,532,294
Income tax expense from non‑China operations	9,001	10,786	76,502
Total income tax expense (benefit)	(71,384)	904,363	1,608,796

The loss from non-China operation mainly resulted from share-based compensation and amortization of the advertising resources and consumption of other marketing and cloud services provided by Tencent.

In 2018, the Company’s non-China operations mainly included share-based compensation expenses amount to RMB382.2 million. In 2019, the Company’s non-China operations mainly included (i) share-based compensation expenses amounting to RMB2,955.6 million, (ii) amortization of the advertising and traffic resources and consumption of other marketing and cloud services provided by Tencent amounting to RMB563.6 million. In 2020, the Company's non-China operations mainly included (i) share-based compensation expenses amounting to RMB2,252.6 million, and (ii) gains from investment in wealth management products amounting to RMB226.9 million.

The income tax expense (benefit) applicable to China operations for each of the years ended December 31, 2018, 2019 and 2020 differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,
	2018	2019	2020
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential treatments	37.4%	(1.2%)	(1.7%)
Tax effect of permanent difference	243.2%	(8.3%)	(2.4%)
Tax effect of R&D deduction and others	23.4%	(2.7%)	(2.8%)
Change in valuation allowance	(273.0%)	24.2%	6.2%
Effective tax rates	56.0%	37.0%	24.3%

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Taxation (Continued)

The change of effective tax rate for the years ended December 31, 2018, 2019 and 2020 is primarily due to increase in expected utilization of accumulated tax losses in certain entities.

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands, except for per share data)
Tax holiday effect	53,722	31,394	108,213
Basic net income per share effect	0.04	0.02	0.05
Diluted net income per share effect	0.04	0.02	0.05

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Deferred tax asset
Net operating loss carrying forward	1,476,412	1,483,894
Asset impairment	363,653	530,710
Deferred rental cost	75,374	88,147
Unrealized profits	333,064	467,404
Accrual expense	59,605	451,008
Others	9,418	41,922
Less: valuation allowance	(1,797,234)	(2,178,650)
Net deferred tax asset	520,292	884,435

Deferred tax liability
Fair value change of certain investments	(12,225)	(5,087)
Acquired intangible assets	(6,886)	(5,152)
Deferred revenue	(3,335)	(7,050)
Total deferred tax liability	(22,446)	(17,289)

The movements of the valuation allowance are as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(873,977)	(1,325,529)	(1,797,234)
Change of valuation allowance	(451,552)	(471,705)	(381,416)
Balance at the end of the year	(1,325,529)	(1,797,234)	(2,178,650)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

19. Taxation (Continued)

Valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

As of December 31, 2018, 2019 and 2020, the Group had net operating loss carryforwards of approximately RMB5,345.3 million, RMB7,054.8 million and RMB6,347.1 million, respectively, which arose from the Group’s subsidiaries and consolidated VIEs (inclusive of VIEs’ subsidiaries) established in the PRC. As of December 31, 2018, 2019 and 2020, deferred tax assets arose from the net operating loss carryforwards amounted to RMB1,112.7 million, RMB1,475.6 million and RMB1,483.9 million was provided for full valuation allowance, respectively, while the remaining RMB207.5 million, RMB0.8 million and nil  is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2020, the net operating loss carryforwards of RMB6,347.1 million will expire in the years ending December 31, 2021 through 2025, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the Company’s consolidated VIEs (inclusive of VIEs’ subsidiaries) of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the Company’s consolidated VIEs (inclusive of VIEs’ subsidiaries) as of December 31, 2019 and 2020. Although the Company’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2020, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located.” Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an VIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an VIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the VIE). The Company did not record any dividend withholding tax on the retained earnings of its FIEs in the PRC, as the Company intends to reinvest all earnings in China to further expand its business in China, and its VIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Share-based compensation

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Included in:
Cost of revenues	—	—	511,637
Sales and marketing expenses	—	—	77,574
General and administrative expenses	382,196	2,955,590	1,131,335
Research and development expenses	—	—	532,043
Total	382,196	2,955,590	2,252,589
Share‑based compensation related to share options (a)	345,473	2,523,105	2,252,589
Share‑based compensation related to preferred and ordinary shares (b)	36,723	432,485	—
Total	382,196	2,955,590	2,252,589

There was no income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2018, 2019 and 2020.

(a)  Share-based compensations related to share options

Share Awards in 2016

In January 2016, Beijing Lianjia, the Group’s main operation entity in China prior to the Reorganization, granted certain number equity-settled share-based awards to a number of key management members with the purpose of providing incentives for their contribution to the Group. These share awards will vest over a period of four years of continuous service, with one fourth (1/4) of which vest on each anniversary of the grant date respectively. The options may be exercised at any time and are exercisable for a maximum period of 10 years after the date of grant.

In connection with the Reorganization described in Note 1(b), in August 2018, the share awards granted by the Group in 2016 were cancelled and replaced by 100,000,000 of the Company’s share options granted by the Company to these employees (“Modification Awards”) under the 2018 Share Option Plan as mentioned below; terms and conditions of the Modification Awards were not changed. Concurrently, the unvested portion of the Modification Awards were all vested immediately upon the grant. Cancellation of an award accompanied by the grant of a replacement award in connection to the Reorganization is accounted for as a modification and any incremental compensation cost is measured as the excess of the fair value of the replacement award over the fair value of the cancelled award at the cancellation date. In relation to the Modification Awards, the Group recognized the portion of the incremental value on the grant date of the new awards. The incremental value was insignificant for the Group’s financial statements. All Modification Awards were exercised in September 2018.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Share-based compensation (Continued)

2018 Beijing Lianjia Plan

On July 6, 2018, Beijing Lianjia, the Group’s main operation entity in China prior to the Reorganization, adopted the “2018 Employee Share Option Scheme” (the “2018 Beijing Lianjia Plan”), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, officers, directors or any other qualified persons. The maximum number of virtual shares that may be issued under the 2018 Beijing Lianjia Plan (including the share awards granted in 2016 as described above) shall be equivalent to approximately 14.01% of Beijing Lianjia’s total equity interests. The share options granted under 2018 Beijing Lianjia Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over four years of continuous service subject to one of the vesting schedules below according to each option agreement:

●	25% of the total granted share options are vested on the first, second, third and fourth anniversary of the stated vesting commencement date respectively;
●	50% of the total granted share options are vested on the second anniversary of the stated vesting commencement date, and the remaining of the awards are vested in equal installments on an annual basis over the remaining vesting period.

Under the 2018 Beijing Lianjia Plan, share options granted to the employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

Pursuant to the 2018 Beijing Lianjia Plan, certain number of share options with exercise price of US$0.00002 per share were granted to the employees of the Group. In connection with the Reorganization described in Note 1(b), in November 2019, all of the then outstanding share options granted under 2018 Beijing Lianjia Plan were cancelled and replaced by 32,428,930 share options granted by the Company to these employees under the 2018 Share Option Plan as mentioned below. As there was no additional economic benefit granted to or received from the employees in line with such exchange, the cancellation of the old award accompanied by the grant of a replacement award in connection to the Reorganization is not considered a modification to the awards, and no incremental value was recognized.

2018 Share Option Plan

On August 20, 2018, the Company adopted the "Pre-IPO Share Option Scheme" (the "2018 Share Option Plan"), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Company on December 28, 2018. Pursuant to the 2018 Share Option Plan, 12,797,150 share options have been granted to employees of the Group as of December 31, 2019, which have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years, the majority of which are subject to one of the vesting schedules below according to each option agreement:

●	25% of the total granted share options are vested on the first, second, third and fourth anniversary of the stated vesting commencement date respectively;
●	50% of the total granted share options are vested on the second anniversary of the stated vesting commencement date, and the remaining of the awards are vested in equal installments on an annual basis over the remaining vesting period;
●	30%, 30% and 40% of the total granted share options are vested on the second, third and fourth anniversary of the stated vesting commencement date respectively;

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Share-based compensation (Continued)

●	All granted share options are vested on the first anniversary of the stated vesting commencement date;
●	All granted share options are vested on the fifth anniversary of the stated vesting commencement date.

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company.

Pursuant to the 2018 Share Option Plan, the Company has granted 95,193,795 share options with exercise price of US$0.00002 per share to certain senior management members, which are all vested immediately upon the grant, and the related share based compensation costs were recognized on the grant date based on the fair value on the same date. All of the 95,193,795 share options granted under 2018 Share Option Plan were exercised immediately after vesting on November 29, 2019.

For the year ended of December 31, 2020, pursuant to 2018 Share Option Plan, the Company further granted 107,975,010 share options with exercise price of US$0.00002 per share which have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over one to five years of continuous service according to each option agreement. Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company. In the third quarter of 2020, due to the completion of the IPO, total expenses of RMB1,688.2 million were recorded accordingly.

In July 2020, the Company adopted a 2020 Global Share Incentive Plan (the “2020 Share Incentive Plan”), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the “Award Pool”) shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Company during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Share-based compensation (Continued)

The following table summarizes activities of the Company’s share options under Modification Awards, 2018 Beijing Lianjia Plan and 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise	contractual	intrinsic
	outstanding	price	life	value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2017	100,000,000	0.00002	8.09	211,325
Granted	25,575,420	0.00002
Exercised	(100,000,000)	0.00002
Forfeited	(1,023,710)	0.00002
Outstanding as of December 31, 2018	24,551,710	0.00002	8.65	74,499
Granted	114,844,455	0.00002
Exercised	(95,193,795)	0.00002
Forfeited	(5,779,200)	0.00002
Outstanding as of December 31, 2019	38,423,170	0.00002	8.12	144,869
Granted*	107,975,010	0.00002
Exercised	—	0.00002
Forfeited	(8,016,790)	0.00002
Outstanding as of December 31, 2020	138,381,390	0.00002	8.29	2,838,661
Vested and exercisable as of December 31, 2018	—	—	—	—
Vested and exercisable as of December 31, 2019	—	—	—	—
Vested and exercisable as of December 31, 2020	42,486,004	0.00002	8.29	871,529

* 165,070 options were granted to non-employee consultants in the year ended December 31, 2020.

The weighted-average grant date fair value for options granted under the 2018 Beijing Lianjia Plan and 2018 Share Option Plan during the years ended December 31, 2018, 2019 and 2020 was US$2.81, US$3.68 and US$6.63, respectively, computed using the binomial option pricing model.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2018, 2019 and 2020 was RMB345 million, RMB2,523 million and RMB2,253 million.

The fair value of each option granted under the Company’s Share Awards in 2018 Beijing Lianjia Plan and 2018 Share Option Plan for the years ended December 31, 2018, 2019 and 2020 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2018	2019	2020
Exercise price (US$)	0.00002	0.00002	0.00002
Fair value of ordinary shares (US$)	2.73 ~ 3.03	3.04 ~ 3.77	3.77 ~ 20.67
Expected volatility	50.6% ~ 51.5%	50.8% ~ 52.6%	51.6% ~ 52.1%
Excepted term (in years)	10	10	10
Expected dividend yield	0%	0%	0%
Risk‑free interest rate	3.4% ~ 3.7%	2.3% ~ 3.5%	1.1% ~ 1.6%

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

20. Share-based compensation (Continued)

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group does not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2020, there was RMB3,273.3 million of unrecognized compensation expense related to the share options granted to the Group's employees, which are expected to be recognized over a weighted-average period of 3.3 years and may be adjusted for future changes in forfeitures.

(b)  Share-based compensation related to preferred and ordinary shares

Compensation expenses related to preferred shares and ordinary shares were as follows:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Share‑based compensation at re‑designation of ordinary shares to preferred shares (i)	36,723	—	—
Share‑based compensation at transfer of ordinary shares from employees to investors (ii)	—	323,199	—
Share‑based compensation at repurchase of ordinary shares (ii)	—	46,048	—
Share‑based compensation at repurchase of deemed issued shares (iii)	—	63,238	—
Total	36,723	432,485	—
(i)	For the detail, please refer to Note 22.
(ii)	For the detail, please refer to Note 21.
(iii)	For the detail, please refer to Note 24

21. Ordinary shares

On July 6, 2018, the Company was incorporated as a limited liability company with authorized share capital of US$50,000 divided into 2,500,000,000 ordinary shares of par value US$0.00002 each. Upon its incorporation, 437,700 and 20,700 ordinary shares were issued to Mr. Zuo Hui and Shan Yigang, respectively.

On September 4, 2018, 971,577,300 and 57,829,300 ordinary shares were issued to Mr. Zuo Hui and Shan Yigang, respectively. Concurrently, certain executive officers of the Company exercised their vested stock options to acquire 100,000,000 ordinary shares of the Company.

On December 28, 2018, in connection with the Reorganization, the Company increased its authorized share capital to US$500,000 divided into 25,000,000,000 shares comprising of:

(i)	21,250,000,000 Class A Ordinary Shares at par value of US$0.00002 each;
(ii)	1,250,000,000 Class B Ordinary Shares at par value of US$0.00002 each;
(iii)	750,000,000 Series B Preferred Shares at par value of US$0.00002 each;

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Ordinary shares (Continued)

(iv)	750,000,000 Series C Preferred Shares at par value of US$0.00002 each;
(v)	1,000,000,000 Series D Preferred Shares at par value of US$0.00002 each.

On that same date, ordinary shares held by Mr. Zuo Hui and Shan Yigang were reduced to 933,289,250 Class B Ordinary Shares and 52,649,160 Class A Ordinary Shares, respectively, and other ordinary shares were all re-designated as Class A Ordinary Shares. The Company issued another 289,034,485 Class A Ordinary Shares to other ordinary shareholders as part of the Reorganization to swap their equity interests in Beijing Lianjia and Yiju Taihe with the shareholding interests in the Company.

On June 17, 2019, the Company repurchased 8,806,005 Class A Ordinary Shares held by Golden Fortitude Enterprises Limited, which was controlled by a director of the Company, at a consideration of US$33.5 million (RMB231 million). The difference between the repurchase price and fair value of the ordinary shares at the time of the repurchase amounting to US$6.7 million (RMB46 million) was recorded as compensation expenses. The repurchased ordinary shares were recorded as treasury shares at the fair value of ordinary shares. On November 29, 2019, the treasury shares were reissued as Class A Ordinary Shares to one investor at a consideration of US$36.8 million (RMB259 million). The reissuance gain was recorded as additional paid-in capital.

On November 29, 2019, 112,215,315 Class A Ordinary Shares of the Company held by certain directors and employees of the Group were transferred to two investors, at a total consideration of US$469.1 million (RMB3,298 million). The Company did not receive any proceeds from this transaction. The Company considered that such transfer, in substance, was the same as a repurchase and cancellation of the ordinary shares and simultaneously an issuance of the ordinary shares. Therefore the difference between the purchase price and fair value of US$46.0 million (RMB323.2 million), was recorded as share based compensation expenses.

On November 29, 2019, certain senior management members of the Company exercised their vested stock options to acquire 95,193,795 Class A Ordinary Shares of the Company.

On November 29, 2019, the Company authorized 750,000,000 Series D+ Preferred Shares at par value of US$0.00002 each, and reduced the authorized number of Class A Ordinary Shares to 20,500,000,000 shares.

On April 10, 2020, the Group entered into share purchase agreements with selling shareholders of Zhonghuan, pursuant to which the Group agreed to issue 22,315,135 Class A Ordinary Shares to the selling shareholders of Zhonghuan to settle the mandatorily redeemable non-controlling interests as a part of consideration for acquisition of Zhonghuan. The shares were issued on April 13, 2020.

On April 16 and 17, 2020, the Company issued 336,915 Class A Ordinary Shares to two employees, who were former minority shareholders of certain of the Company's subsidiaries, to settle the RMB9.0 million payable to these employees in connection with the Group's acquisition of their non-controlling interests in November 2018, which approximates the fair value of the shares issued.

During the year ended December 31, 2020, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options.

In August 2020, the Company completed its IPO on the New York Stock Exchange ("NYSE"). In the offering, 106,000,000 ADSs, representing 318,000,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$20.00 per ADS. In addition, the Company issued and sold an additional 15,900,000 ADSs, upon the underwriters' exercise of their option to purchase additional ADSs in full, representing 47,700,000 Class A Ordinary Shares. The Company received total net proceeds of approximately US$2,358.8 million after deducting US$79.2 million of underwriter commissions and relevant offering expenses. Upon the completion of the IPO, all of the 1,510,766,620 preferred shares held by the Company's shareholders were converted into an equal number of the Class A ordinary shares.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

21. Ordinary shares (Continued)

In November 2020, the Company completed a follow-on public offering on the NYSE. In the offering, 35,400,000 ADSs, representing 106,200,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$58.00 per ADS. In addition, the Company issues and sold additional 5,310,000 ADSs, upon the underwriters' exercise of the option to purchase additional ADSs in full, representing 15,930,000 Class A Ordinary Shares. The Company received total net proceeds of approximately US$2,322.6 million after deducting US$38.5 million of underwriter commissions and relevant offering expenses.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The Class B Ordinary Shares shall only be held by the Founder, the Immediate Family Members, any trust for the benefit of the Founder and/or any of the Immediate Family Members, and any corporation, partnership or any other entity ultimately controlled by the Founder and/or any of the Immediate Family Members (together, the "Founder Affiliates"). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Founder or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Founder or a Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. If at any time the Founder and the Founder Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares of the Company upon the completion of the initial public offering, all of the issued and outstanding Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

As of December 31, 2019 and 2020, after giving effect to the share subdivision and on an as if basis, the Company had issued and outstanding Class A Ordinary Shares of 584,865,410 and 2,606,114,080, Class B Ordinary Shares of 885,301,280 and 885,301,280, respectively.

22. Preferred shares

The following table summarizes the issuances of convertible redeemable preferred shares:

		Issuance price	Number of
Name	Issuance date	per share	shares
		US$
Series B Preferred Shares	February to December 2016	2.48	402,891,265
Series C Preferred Shares	May to October 2017, and October 2018	3.13	477,780,220
Series D Preferred Shares	December 2018 to April 2019, August and November 2019	3.80	430,835,530
Series D+ Preferred Shares	November to December 2019	4.56	310,879,155

The major rights, preferences and privileges of the preferred shares were as follows:

(a)	Dividends rights

Each Preferred Share had the right to receive non-cumulative dividends, pari passu with ordinary shares, on an as-converted basis, when, as and if declared by the Board.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Preferred shares (Continued)

(b)	Conversion rights

Optional Conversion:

Unless converted earlier pursuant to Automatic Conversion as described below, any preferred share had, at the option of the holder thereof, be converted at any time after the date of issuance of such shares, without the payment of any additional consideration (provided that, if any preferred share was not fully paid in accordance with the terms of issue thereof prior to such conversion, the ordinary share(s) so converted remained subject to the payment requirements in accordance with the terms of issue of the preferred share), into fully-paid and non-assessable Class A Ordinary Shares based on the Conversion Price.

Automatic Conversion:

Each preferred share was automatically converted, based on the Conversion Price, without the payment of any additional consideration, into fully-paid and non-assessable Class A Ordinary Shares upon the consummation of a Qualified Initial Public Offering (“Qualified IPO”) as defined in the Memorandum and Articles of Association.

The initial conversion ratio of preferred shares to ordinary shares was 1:1, subject to adjustments in the event of (i) share subdivisions, combinations or consolidations of equity securities, share dividends and similar events, or (ii) issuance or deemed issuance of new securities for a consideration per ordinary share received by the Company (net of any selling concessions, discounts or commissions) less than the conversion price with respect to any preferred share in effect immediately prior to such issue or deemed issue.

(c)	Redemption rights

Upon the occurrence of any Redemption Event as described below, the Company, at the written request of any holder of the preferred shares, was to redeem all or any of the issued and outstanding preferred shares held and as elected by such holder of the preferred shares, out of funds legally available therefor, at the price per share equal to the aggregate of (x) the applicable Original Issue Price as set forth in the Investor Rights Agreement and (y) an amount that gives such shareholder a simple non-compounded interest of eight percent (8)% per annum on the applicable Original Issue Price, calculated from the applicable Original Issue Date as set forth in the Investor Rights Agreement up until the date of receipt by such shareholder of the full redemption amount thereof.

Before December 28, 2018, for Series B and C Preferred Shares, “Redemption Event” meant the occurrence of any of the followings events: (i) the Company fails to complete a Qualified IPO within five (5) years following the issuance date of Series B and C Preferred Shares; or (ii) a majority of the Key Persons as set forth in the Investor Rights Agreement have ceased to be employed by any Group Company. On December 28, 2018, the Redemption Event was modified and for all preferred shares. “Redemption Event” meant the occurrence of either of the followings events: (i) the Company fails to complete a Qualified IPO by December 28, 2023; or (ii) a majority of the Key Persons as set forth in the Investor Rights Agreement have ceased to be employed by any Group Company.

(d)	Liquidation preferences

In the event of any liquidation, dissolution or winding up of the Company, or any Deemed Liquidation Event, distributions to the Shareholders shall be made in the following manner, after satisfaction of all creditors’ claims and claims that may be mandated by law:

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Preferred shares (Continued)

Holders of preferred shares of later series had preference to the distribution of assets or funds over holders of preferred shares of earlier series and holders of ordinary shares. The amount of the preference was the greater of (x) the aggregate of (i) the respective applicable Original Issue Price, (ii) any dividends declared and unpaid with respect to respective applicable Preferred Share, and (iii) an amount that would give such holder of respective applicable preferred shares a simple non-compounded interest of five percent (5)% per annum on the respective applicable Original Issue Price, calculated from the respective applicable Original Issue Date up until the date of receipt by the holder of the full liquidation preference amount thereof, and (y) the amount such respective applicable preferred shares would have received, with respect to each respective applicable Preferred Share, had that respective applicable preferred share been converted into ordinary shares immediately prior to the consummation of the liquidation event.

Deemed Liquidation Event included: (i) any transaction or series of transactions, whether by merger, consolidation, amalgamation, sale or issuance of equity, scheme of arrangement or otherwise, which resulted in a change in control of the Company; (ii) a disposition of all or substantially all of the assets of the Group as a whole; (iii) any termination or amendment of any VIE Contractual Agreements for any reason resulting in the Company losing control over any VIEs, or the financial results of any VIE incapable of being consolidated into the financial results of the Company; or (iv) a sale or exclusive licensing of all or substantially all of the intellectual property of the Group as a whole.

(e)	Voting rights

Each preferred share was entitled to such number of vote(s) equal to the number of ordinary shares to which such preferred share is then convertible. The holders of preferred shares and the holders of ordinary shares voted together on an as-converted basis and not as a separate class.

The Company’s preferred shares activities for the years ended December 31, 2018, 2019 and 2020 are summarized as below:

	Series B Shares		Series C Shares		Series D Shares		Series D+ Shares		Total
	Number of		Number of		Number of		Number of		Number of
	shares	RMB	shares	RMB	shares	RMB	shares	RMB	shares	RMB

	(in thousands, except for shares)
Balance as of December 31, 2017	397,021,435	7,508,263	452,780,235	10,089,160	—	—	—	—	849,801,670	17,597,423
Issuance of Series D Preferred shares, net of issuance cost	—	—	—	—	204,342,105	5,330,187	—	—	204,342,105	5,330,187
Re‑designation of Series C Preferred Shares from ordinary shares	—	—	24,999,985	656,234	—	—	—	—	24,999,985	656,234
Repurchase of Series B and C Preferred Shares	(98,537,675)	(1,989,902)	(7,212,045)	(168,742)	—	—	—	—	(105,749,720)	(2,158,644)
Accretion on convertible redeemable preferred shares to redemption value	—	521,255	—	711,853	—	4,001	—	—	—	1,237,109
Balance as of December 31, 2018	298,483,760	6,039,616	470,568,175	11,288,505	204,342,105	5,334,188	—	—	973,394,040	22,662,309
Issuance of Series D Preferred Shares, net of issuance cost	—	—	—	—	226,493,425	5,909,282	310,879,155	9,934,776	537,372,580	15,844,058
Accretion on convertible redeemable preferred shares to redemption value	—	366,440	—	829,746	—	587,753	—	82,589	—	1,866,528
Balance as of December 31, 2019	298,483,760	6,406,056	470,568,175	12,118,251	430,835,530	11,831,223	310,879,155	10,017,365	1,510,766,620	40,372,895
Accretion on convertible redeemable preferred shares to redemption value	—	242,270	—	554,415	—	519,201	—	439,342	—	1,755,228
Automatic conversion of preferred shares into ordinary shares upon IPO	(298,483,760)	(6,648,326)	(470,568,175)	(12,672,666)	(430,835,530)	(12,350,424)	(310,879,155)	(10,456,707)	(1,510,766,620)	(42,128,123)
Balance as of December 31, 2020	—	—	—	—	—	—	—	—	—	—

All of the preferred shares were converted to Class A Ordinary Shares upon the completion of the Company's IPO in August 2020.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Preferred shares (Continued)

The key transaction of Preferred Shares

Prior to the Reorganization and the incorporation of the Company, the Group’s business was carried out under Beijing Lianjia and Yiju Taihe. Preferred shares were issued by Beijing Lianjia and Yiju Taihe in the form of equity interests with preference and redemption rights, and were recorded in the “Mezzanine equity” at the respective periods.

In 2010 and 2015, the Group issued a total of 32,868,815 Series A Convertible Redeemable Preferred Shares (“Series A Preferred Shares”) to an investor. In 2016, the Group issued 156,740,580 Series B Convertible Redeemable Preferred Shares (“Series B Preferred Shares”) for an aggregated cash consideration of RMB2,670 million. In addition, 213,281,870 ordinary shares held by the Founder were re-designated to Series B Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB3,633 million; all Series A Preferred Shares were re-designated to Series B Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB560 million. The Company did not receive any proceeds from these transfers.

In 2017, the Group issued 406,197,585 Series C Convertible Redeemable Preferred Shares (“Series C Preferred Shares”) for an aggregated cash consideration of RMB8,730 million. In addition, 40,712,820 ordinary shares held by the Founder and certain employees of the Group were re-designated to Series C Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB875 million; 5,869,830 Series B Preferred Shares held by an investor were re-designated to Series C Preferred Shares, which were then transferred to certain new investors for a total consideration of RMB126 million. The Company did not receive any proceeds from these transfers.

In October 2018, 24,999,985 ordinary shares held by the Founder were re-designated to Series C Preferred Shares, which were then transferred to a new investor for a total consideration of RMB656 million. The Company did not receive any proceeds from the transaction.

The Company considered that such re-designation, in substance, was the same as a repurchase and cancellation of the former ordinary shares or preferred shares, and simultaneously an issuance of the preferred shares. Therefore the Company recorded 1) the difference between the fair value and the par value of the ordinary shares against additional paid-in capital or by increasing accumulated deficit once additional paid-in capital has been exhausted; 2) the difference between the fair value and the carrying amount of the former preferred shares against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted; and 3) difference between the fair value of the newly issued preferred shares and the former ordinary shares or preferred shares as i) share based compensation expenses when the selling shareholders were directors or employees of the Group, or ii) deemed distribution to shareholders when the selling shareholders were third-party investor, against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital or by increasing the accumulated deficit once additional paid-in capital has been exhausted. During the years ended December 31, 2018, 2019 and 2020, RMB36.7 million, nil and nil share based compensations expenses, and RMB118.9 million, nil and nil deemed dividends to preferred shareholders were recognized in connection with the re-designation.

Before the Reorganization, in December 2018, the Group repurchased 98,537,675 Series B Preferred Shares and 7,212,045 Series C Preferred Shares held by certain investors at consideration of RMB2,537 million and RMB184 million, respectively. The difference between the repurchase price and the carrying amount of the Series B and Series C Preferred Shares amounted to RMB562 million, and was accounted for as deemed dividends to the preferred shareholders. As of December 31, 2018, RMB306 million was paid to related investors, and the remaining consideration of RMB2,415 million was payable to the preferred shareholders .

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Preferred shares (Continued)

In connection with the Reorganization discussed in Note 1, in December 2018, the Company issued 298,483,760 series B Preferred Shares and 470,568,175 Series C Preferred Shares in exchange for the Series B and Series C preferred shareholders’ interests in Beijing Lianjia and Yiju Taihe as above mentioned, respectively. Thereafter, the Series B and Series C preferred shareholders’ equity interests were legally converted into Series B and Series C Preferred Shares of the Company.

In December 2018, the Company issued 204,342,105 Series D Preferred Shares to certain investors with a total cash and in-kind consideration amounted to US$776.5 million (RMB5,330 million).

From January to August 2019, the Company issued 121,230,265 Series D Preferred Shares to certain investors with total cash consideration amounted to US$461 million (RMB3,108 million).

In November 2019, the Company issued 105,263,160 series D Preferred Shares to certain investors with total cash consideration amounted to US$400 million (RMB2,801 million).

From November to December 2019, the Company issued 310,879,155 Series D+ Preferred Shares to certain investors with total cash consideration amounted to US$1,418 million (RMB9,935 million).

The Series B, Series C, Series D and Series D+ Preferred Shares are collectively referred to as the “Preferred Shares.” All series of Preferred Shares have the same par value of US$ 0.00002 per share.

Accounting for Preferred Shares

Prior to the IPO, the Company classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they were contingently redeemable at the options of the holders. The Company recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB1,237.1 million, RMB1,866.5 million and RMB1,755.2 million for the years ended December 31, 2018, 2019 and 2020, respectively. Each issuance of the preferred shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for preferred shares was nil for the years presented.

The Company determined that the embedded conversion features and the redemption features did not require bifurcation as they either were clearly and closely related to the preferred shares or did not meet the definition of a derivative.

The Company determined that there was no beneficial conversion feature attributable to any of the preferred shares because the initial effective conversion price of these preferred shares were higher than the fair value of the Company’s ordinary shares determined by the Company with the assistance from an independent valuation firm.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

22. Preferred shares (Continued)

Modification of Preferred Shares

The Company assessed whether an amendment to the terms of its Preferred Shares was an extinguishment or a modification using the fair value model. When Preferred Shares were extinguished, the difference between the fair value of the consideration was transferred to the convertible preferred shareholders and the carrying amount of the convertible preferred shares (net of issuance costs) were treated as deemed dividends to preferred shareholders. The Company considered that a significant change in fair value after the change of the terms to be substantive and thus triggered extinguishment. A change in fair value, which was not significant immediately after the change of the terms was considered non-substantive and thus subject to modification accounting. When the Preferred Shares were modified, the Company evaluated whether there was a transfer of value between ordinary shareholders and preferred shareholders as a result of the modification and therefore, would be recorded as a reduction of, or increase to, accumulated deficit as a deemed dividend. When value was transferred from preferred shareholders to ordinary shareholders, the value was recorded as an increase to accumulated deficit while charges against additional paid-in capital.

In connection with the issuance of Series D Preferred Shares in 2018, the earliest redemption date of the Series B and Series C Preferred Shares was changed from the (5) year anniversary of the issuance dates of Series B and Series C Preferred Shares to December 28, 2023, to be in line with the earliest redemption date of the Series D Preferred Shares. In addition, the strike price of the Series B and Series C Preferred Shares was changed from RMB to US$, and therefore, the strike price for the conversion feature, redemption feature and liquidation preference is considered modified to US$ accordingly. From both quantitative and qualitative perspectives, the Company assessed the impact of the above modification and concluded that the amended represents a modification rather than extinguishment of the Preferred Shares, and the impact of the modification is immaterial.

On August 17, 2020, the Company’s IPO was completed and all preferred shares were automatically converted into ordinary shares.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Fair Value measurement

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of December 31, 2019 and 2020:

		Fair value measurement at
		reporting date using
		Quoted
		prices in
		active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2019	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Bank time deposits (maturing within 3 months) (i)	1,328,231	—	1,328,231	—
Long-term time deposits (ii)	215,000	—	215,000	—
Restricted cash, current	7,380,341	—	7,380,341	—
Non-current restricted cash	230,903	—	230,903	—
Short-term investments	1,844,595	—	1,844,595	—
Contingently returnable consideration in relation to an acquisition (iii)	53,349	—	—	53,349
Long-term investments accounted for at fair values (ii)
Listed equity securities	93,377	93,377	—	—
Unlisted equity securities	208,955	—	—	208,955
Wealth management products	1,246,430	—	1,246,430	—
Loan receivables under fair value option	29,834	—	—	29,834
Total	12,631,015	93,377	12,245,500	292,138
Liabilities
Mandatorily redeemable non-controlling interests in relation to an acquisition (iv)	780,937	—	—	780,937
Contingent consideration in relation to an acquisition (iii)	88,138	—	—	88,138
Foreign exchange options (v)	9,691	—	9,691	—
Total	878,766	—	9,691	869,075

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Fair Value measurement (Continued)

		Fair value measurement at
		reporting date using
		Quoted
		prices in
		active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2020	(Level 1)	(Level 2)	(Level 3)

	(in thousands)
Bank time deposits (maturing within 3 months) (i)	4,302,310	—	4,302,310	—
Long-term time deposits (ii)	224,752	—	224,752	—
Restricted cash, current	8,567,496	—	8,567,496	—
Non-current restricted cash	—	—	—	—
Short-term investments	15,626,624	—	15,626,624	—
Foreign exchange options (v)	61,697	—	61,697	—
Long-term investments accounted for at fair values (ii)
Listed equity securities	103,621	103,621	—	—
Unlisted equity securities	238,294	—	—	238,294
Wealth management products	1,677,415	—	1,019,865	657,550
Loan receivables under fair value option	41,519	—	—	41,519
Total	30,843,728	103,621	29,802,744	937,363
(i)	Included in cash and cash equivalents on the Company’s consolidated balance sheets;
(ii)	Included in long-term investments on the Company's consolidated balance sheets;
(iii)	Included in other non-current assets and other non-current liabilities on the Company’s consolidated balance sheets; please refer to Note 24 for more details;
(iv)	Included in accrued expenses and other current liabilities on the Company’s consolidated balance sheets;
(v)	Included in other non-current liabilities and short term investments on the Company’s consolidated balance sheets.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

When available, the Company uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Company will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Company uses to measure the fair value of assets that the Company reports in its consolidated balance sheets at fair value on a recurring basis.

Bank time deposits and restricted cash. Bank time deposits and restricted cash are valued based on the prevailing interest rates in the market, and accordingly, the Company classifies the valuation techniques that use these inputs as Level 2.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Fair Value measurement (Continued)

Short-term investments. Short-term investment represents interest-bearing deposit placed with financial institution, which is restricted to withdrawal and use. The investment is issued by commercial bank in the PRC with a variable interest rate. To estimate the fair value, the Company uses the expected return provided by the bank. As there are no quoted prices in active markets for the investment at the reporting date, the Company classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

Loan receivables accounted for under the fair value option. The fair value of the loan receivables was estimated by using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility (Level 3).

Unlisted equity securities. The fair value of the investee is estimated by applying the discounted cash flow approach and the guideline public company approach. For discounted cash flow approach, major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital, effective tax rates. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee’s revenue. The Group classifies the valuation techniques that use these inputs as Level 3.

Wealth management products. Wealth management products are financial products issued by commercial bank or asset management company and the fair value is provided by the commercial bank and the asset management company using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

Mandatorily redeemable non-controlling interests in relation to an acquisition. The mandatorily redeemable non-controlling interests will be settled by a variable number of ordinary shares newly issued by the Company and is classified as liabilities; the liabilities were settled in April 2020 (Note 24). The valuation of this liability is performed based on the fair value of the Company’s equity value estimated by applying the discounted cash flow approach, and with unobservable inputs including the probability of each scenario to determine the number of shares to be issued, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3.

The following table presents quantitative information about the significant unobservable inputs as of December 31, 2019:

As of
December 31,
Unobservable Input	2019
Discount rates	18.0%
Volatility	54.0%
Discount for lack of marketability	10.0%

Contingent Consideration. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Group, in connection with the contingent consideration arrangements. Accordingly the Group classifies the valuation techniques that use these inputs as Level 3.

Foreign exchange options. Foreign exchange options are financial products issued by commercial bank linked to the forward exchange rate. Fair value is provided by the commercial bank using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Fair Value measurement (Continued)

The followings are other financial instruments not measured at fair value in the consolidated balance sheets, but for which the fair value is estimated for disclosure purposes.

Short-term receivables and payables. Accounts receivable, financing receivables and prepayments and other current assets are financial assets with carrying values that approximate fair value due to their short-term nature. Accounts payable, accrued expenses and other current liabilities and contract liabilities are financial liabilities with carrying values that approximate fair value due to their short-term nature. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Short-term borrowings and long-term borrowings. Interest rates under the borrowing agreements with the lending parties were determined based on the prevailing interest rates in the market. The carrying value of short-term borrowings and long-term borrowings approximates to fair value. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Non-current receivables and payables. Non-current assets including financing receivables and rental deposits are financial assets with carrying value that approximate fair value due to the impact of discounting is immaterial. Non-current funding debt and other non-current liabilities are financial liabilities with carrying value that approximate fair value due to the impact of discounting is immaterial.

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value. For those investments without readily determinable fair value, the Company measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Company’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Company classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

The Company also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of December 31, 2019 and 2020, certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability. Impairment recorded for equity method investments for the years ended December 31, 2018, 2019 and 2020 was nil, RMB1.5 million and RMB26.7 million, respectively. Impairment recorded for investments without readily determinable fair value for the years ended December 31, 2018, 2019 and 2020 was nil, nil and RMB9.0 million, respectively.

Non-financial assets. The Company’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

23. Fair Value measurement (Continued)

The Company reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The impairment recognized on the acquired intangible assets based on management’s assessment amount to nil, nil and RMB213.4 million for the years ended December 31, 2018, 2019 and 2020, respectively.

The Company has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Company considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management's assessment amount to nil, nil and RMB22.7 million for the years ended December 31, 2018, 2019 and 2020, respectively and the remaining carrying values were zero after the impairment for the respective reporting units. The fair value of reporting units was determined using Level 3 inputs.

24. Business Combinations

The Group accounts for business combinations using the acquisition method of accounting, which requires the acquisition cost be allocated to the assets and liabilities of the Company acquired, including separately identifiable intangible assets, based on their estimated fair values. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of these companies acquired. Other than these acquisitions mentioned, other acquisition is immaterial for the years ended December 31, 2018, 2019 and 2020.

Acquisition of Eall

On April 20, 2018, the Group acquired 100% equity interests of Eall, a private company that is a SaaS cloud service provider for the real estate agency service industry. Total consideration for this acquisition consisted of deemed issued shares, which is a right to receive 4,933,010 ordinary shares of the Company valued at RMB76.8 million upon completion of certain events and RMB401.0 million in cash. On August 12, 2019, the right to receive shares was replaced by a cash payment agreement with a cash consideration of RMB140.0 million. The difference between the cash consideration and the fair value of deemed issue shares which amounted to RMB63.2 million was recorded as compensation expenses as the ordinary shareholders of Eall were employees of the Group.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Business Combinations (Continued)

The acquisition was accounted for as a business combination and the operation results of Eall and its subsidiaries from the acquisition date have been included in the Group’s consolidated financial statements. The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. Consideration for Eall was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

Amounts
RMB
(in thousands)
Net assets acquired	39,996
Identifiable intangible assets
SaaS system	12,730
Customer relationships	2,950
Non‑competition agreement	2,740
Goodwill	424,051
Deferred tax liabilities	(4,605)
Total	477,862
Total purchase price is comprised of:
Cash consideration	401,026
Fair value of deemed issued shares	76,836
Total	477,862

The total cash consideration of RMB401.0 million less cash acquired of RMB42.2 million resulted in a net cash outlay of RMB358.8 million at the acquisition date. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies expected from the combined operations of Eall and the Group, the assembled workforce and their knowledge and experience in the real estate industry of SaaS cloud service business in the PRC. The goodwill is not expected to be deductible for tax purposes. The fair value of deemed issue shares was classified as equity and recorded in additional paid-in capital. No subsequent purchase price adjustment has been made. Total identifiable intangible assets included SaaS system of RMB12.7 million with estimated useful life of 4 years, customer relationships of RMB3.0 million with estimated useful life of 3 years and non-competition agreement of RMB2.7 million with estimated useful life of 2.8 years.

The acquisitions above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Business Combinations (Continued)

Acquisition of Zhonghuan

On July 12, 2019, the Group acquired 62% of the ordinary shares (the “Phase I Transaction”) issued by Zhonghuan, a real estate agency company in central China. Pursuant to the acquisition agreement, the Group was obligated to purchase, and the selling shareholders were also obligated to sell the remaining 38% ordinary shares (the “Phase II Transaction”) of Zhonghuan after certain administrative procedures. The acquisition of Phase I and Phase II Shares was considered bundled transactions negotiated and entered into together as a package. Total consideration for the acquisition of Phase I shares consisted of RMB931.0 million in cash, and acquisition of Phase II shares consisted of RMB194.0 million in cash and an obligation to issue Class A Ordinary Shares to the selling shareholders of Zhonghuan with value equal to RMB716.4 million and the per share price used to calculate the number of shares was i) the Series D+ Preferred Shares issuance price if the Company has initiated Series D+ Preferred Shares financing before the end of December 31, 2019, or ii) otherwise, the Series D Preferred Share issuance price which was US$3.8. Therefore, the obligation to issue variable number of shares with a value equal to a fixed amount is considered a mandatorily redeemable non-controlling interest and classified as a liability measured at fair value, and changes in fair value were reflected in earnings. As of December 31, 2019, the Series D+ Preferred Shares financing was completed, thus the number of shares to be issued was determined based on a per share price of US$4.56 and the Company issued 22,315,135 Class A Ordinary Shares to the selling shareholders of Zhonghuan.

The acquisition had been accounted for as a business combination and the results of operations of Zhonghuan and its subsidiaries from the acquisition date have been included in the Group’s consolidated financial statements from August 1, 2019. The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm.

Consideration for Zhonghuan was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

Amounts
RMB
(in thousands)
Net assets acquired (i)	114,849
Identifiable intangible assets (ii)
License	316,800
Trademark and domain name	28,600
Software	41,700
Goodwill (iii)	1,343,556
Non‑controlling interests (iv)	(124,807)
Deferred tax liabilities	(80,505)
Total	1,640,193
Total purchase price is comprised of:
Cash consideration	930,999
Fair value of mandatorily redeemable non‑controlling interest including cash of RMB193,982 and fair value of the obligation to issue ordinary shares of RMB482,671	676,653
Fair value of contingent consideration including contingently returnable consideration from seller of (RMB17,349) and contingent consideration payable to seller of RMB49,890 (v)	32,541
Total	1,640,193
(i)	Net assets acquired primarily included cash, cash equivalents of RMB163 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 7 years and a weighted-average amortization period of 3.7 years.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

24. Business Combinations (Continued)

(iii)	The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Zhonghuan’s resources and experiences in real estate industry in central PRC with the Group’s current business. The goodwill is not expected to be deductible for tax purposes.
(iv)	Non-controlling interests were the interests allocated to the minority shareholders of subsidiaries of Zhonghuan. Fair value of the non-controlling interests was estimated with reference to the purchase price per share as of the acquisition date, adjusted for a discount for control premium.
(v)	The Group has a right to receive back a certain number of issued shares or certain amount cash from the seller according to the Earn-Out arrangement. Based on the premise that the Earn-Out arrangement is met, the Group has the obligation to pay contingent consideration when certain conditions occur. The contingently returnable consideration from seller and the contingent compensation to seller are measured at fair value through earnings with the assistance of an independent valuation firm. The amounts were RMB17 million and RMB50 million as of the acquisition date, and are recorded in other non-current assets and other non-current liabilities, respectively.

All the cash consideration for acquisition of Phase I Shares has been settled as of December 31, 2019. No subsequent purchase price adjustment has been made. The acquisitions above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

25. Segment information

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the CODM uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

Prior to the Reorganization, the Group had one reportable segment. Concurrent with the Reorganization, effective from 2019, the Group changed its internal organizational structure and separated its businesses into three segments, which were existing home transaction services, new home transaction services and emerging and other services, in light of the significant growth in new home transaction services business and emerging and other services business. Later in the first quarter of 2020, the Group further updated the financial measures provided to the CODM. This change in segment reporting aligns with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. This change in segment presentation does not affect consolidated balance sheets, consolidated statements of comprehensive income (loss) or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Segment information (Continued)

The Group now operates its businesses in three segments: existing home transaction services, new home transaction services and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.
(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.
(3)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

Commission and compensation include compensation to agents and sales professionals who are the Group’s employees or contractors and split commission to brokerage firms who signs channel sale agency service agreements with the Group. Commission and compensation in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

25. Segment information (Continued)

(b)	Segments data

The following tables present summary information by segment:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Net revenues:
Existing home transaction services	20,154,642	24,568,508	30,564,584
New home transaction services	7,471,924	20,273,860	37,937,886
Emerging and other services	1,019,933	1,172,538	1,978,508
Total	28,646,499	46,014,906	70,480,978
Commission and compensation:
Existing home transaction services	(12,422,796)	(15,014,264)	(18,065,451)
New home transaction services	(4,444,102)	(15,355,160)	(29,787,961)
Emerging and other services	(293,851)	(229,401)	(317,756)
Total	(17,160,749)	(30,598,825)	(48,171,168)
Contribution:
Existing home transaction services	7,731,846	9,554,244	12,499,133
New home transaction services	3,027,822	4,918,700	8,149,925
Emerging and other services	726,082	943,137	1,660,752
Total	11,485,750	15,416,081	22,309,810
Unallocated cost and expenses:
Cost related to stores (i)	(3,400,545)	(3,078,672)	(3,206,601)
Other operating costs (ii)	(1,215,229)	(1,069,365)	(2,243,352)
Sales and marketing expenses	(2,489,692)	(3,105,899)	(3,715,278)
General and administrative expenses	(4,927,367)	(8,376,531)	(7,588,809)
Research and development expenses	(670,922)	(1,571,154)	(2,477,911)
Impairment of goodwill and intangible assets	—	—	(236,050)
Total unallocated cost and expenses	(12,703,755)	(17,201,621)	(19,468,001)
Contribution less unallocated cost and expenses	(1,218,005)	(1,785,540)	2,841,809
Total other income, net (iii)	718,940	509,776	1,545,310
Income (loss) before income tax benefit (expense)	(499,065)	(1,275,764)	4,387,119
(i)	Cost related to stores includes operating lease cost, short-term lease cost, and other operating costs related to Lianjia service stores, which are not allocated to segments.
(ii)	Other operating costs mainly include cost related to human resource and training cost incurred for internal agents and sales professionals, operating taxes and surcharges, funding cost, provision for credit losses of financing receivables, and operating defaults and compensation, which are not allocated to segments.
(iii)	Total other income, net mainly includes net interest income, share of results of equity investees, fair value changes in investments, foreign currency exchange gain (loss) and other income, which are not allocated to segments.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

26. Net income (loss) per share

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 855,287,934, 1,098,514,498 and 932,877,749 preferred shares on a weighted average basis were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2018, 2019 and 2020 because of their anti-dilutive effect. The obligation to issue ordinary shares in relation to the acquisition of Zhonghuan which was 10,515,625 shares on a weighted average basis were excluded from the calculation of diluted net income (loss) per share for the year ended December 31, 2019, due to the anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	(467,824)	(2,183,546)	2,777,592
Accretion on Series B Preferred Shares to redemption value	(521,255)	(366,440)	(242,270)
Accretion on Series C Preferred Shares to redemption value	(711,853)	(829,746)	(554,415)
Accretion on Series D Preferred Shares to redemption value	(4,001)	(587,753)	(519,201)
Accretion on Series D+ Preferred Shares to redemption value	—	(82,589)	(439,342)
Deemed dividends to Series B preferred shareholders	(562,138)	—	—
Deemed dividends to Series C preferred shareholders	(118,934)	—	—
Income allocation to participating preferred shares	—	—	(301,898)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(2,386,005)	(4,050,074)	720,466
Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	1,362,565,880	1,378,235,522	2,226,264,859
Dilutive effect of the obligation to issue ordinary shares in relation to the acquisition of Zhonghuan	—	—	6,375,753
Adjustments for dilutive share options	—	—	34,690,279
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	1,362,565,880	1,378,235,522	2,267,330,891
Net income (loss) per share attributable to ordinary shareholders:
—Basic	(1.75)	(2.94)	0.32
—Diluted	(1.75)	(2.94)	0.32

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended December 31, 2018, 2019 and 2020, other than disclosed elsewhere, the Group had the following material related party transactions:

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries (“Ziroom”)	A group controlled by Mr. Zuo Hui
Yuanjing Mingde Management Consulting Co., Ltd. (“Yuanjing Mingde”)	A group controlled by Mr. Zuo Hui
Vanlian (Beijing) Decoration Co., Ltd. (“Vanlian”)	An affiliate company of the Group
IFM Investments Limited (“IFM”)	An affiliate company of the Group
Mr. Zuo Hui	Controlling shareholder of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group

Tencent has been considered as related party of the Group from July 22, 2020.

(i)The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Revenues from related parties
Agency services provided to Ziroom	354,247	281,769	55,447
Online marketing services provided to Ziroom	628	19,269	72,309
Agency services provided to Yuanjing Mingde	2,105	11,365	35,154
Agency services provided to Vanlian	4,731	2,610	14,661
Online marketing services provided to Vanlian	276	913	45
Platform services provided to IFM	—	6,942	41,704
Commission support services provided to brokerage firms	—	58,194	201,385
Platform and franchise services provided to brokerage firms	80	4,541	1,870
Total	362,067	385,603	422,575

Agency services refer to services to facilitate home sales or leases. A certain percentage of commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Related party transactions (Continued)

Platform services refer to the fees the Group charged for using the Group’s ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group’s Deyou brand.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Services provided by related parties
Referral services from Ziroom	4,604	482	1,025
Rental and property management services from Yuanjing Mingde	—	850	8,753
Referral services from IFM	—	2,776	8,656
Online marketing services from Tencent	—	—	38,943
Referral services from brokerage firms	515	101,312	426,233
Others	43	2,970	16,343
Total	5,162	108,390	499,953

Referral services provided by related parties mainly refer to customer referrals from related parties.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Other income
Interest income from loans provided to Ziroom	1,822	7,825	—
Interest income from loans provided to Yuanjing Mingde	58,709	215,158	92,013
Interest income from loans provided to IFM	1,227	3,993	2,289
Interest income from loans provided to executive directors	—	—	1,800
Interest income from loans provided to others	20	—	1,949
Total	61,778	226,976	98,051

(ii)As of December 31, 2019 and 2020, the Group had the following lease balances and transactions with related parties:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Operating Leases
Administrative office leases from Ziroom	—	48
Administrative office leases from Yuanjing Mingde	—	94,130
Total operating lease assets	—	94,178
Operating lease liabilities, current from Ziroom	—	49
Operating lease liabilities, current from Yuanjing Mingde	—	9,619
Operating lease liabilities, non-current from Yuanjing Mingde	—	84,080
Total operating lease liabilities	—	93,748

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Related party transactions (Continued)

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Operating lease cost from related parties
Operating lease cost form Ziroom	—	—	49
Operating lease cost from Yuanjing Mingde	—	—	1,529
Total	—	—	1,578

(iii)As of December 31, 2019 and 2020, the Group had the following balances with related parties:

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Amounts due from and prepayments to related parties
Ziroom	609,742	335,521
Yuanjing Mingde	140,614	16,433
Vanlian	6,289	21,618
IFM	5,277	6,505
Brokerage firms	5,574	11,060
Executive directors	93,338	—
Tencent (a)	—	35,078
Others	66,472	58,134
Total	927,306	484,349
Amounts due to related parties
Ziroom	123,149	20,615
Yuanjing Mingde	5,384	2,822
Vanlian	100	879
IFM	46,280	15,111
Mr. Zuo Hui	1,094	—
Brokerage firms	86,867	214,335
Others	785	493
Total	263,659	254,255
(a)	Amounts due from and prepayments to Tencent mainly consists of prepayment for advertising resources, marketing and cloud services amounting to RMB11.1 million and RMB24.0 million withheld by Tencent in relation to reissuance of treasury shares in 2019, which shall be received upon completion of certain tax filing procedures by the Company.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

27. Related party transactions (Continued)

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Loan receivables from related parties
Short-term loans to Yuanjing Mingde (b)	1,900,000	—
Short‑term loans to IFM	20,000	20,000
Short-term loans to others (c)	4,576	13,019
Short-term loans to executive directors	4,500	—
Long‑term loans to others	—	3,359
Total	1,929,076	36,378
(b)	In November 2018, the Group entered into a six-month RMB1.9 billion loan agreement with Yuanjing Mingde at a fixed borrowing rate of 10%. The agreement has been renewed with July 15, 2020 as the new maturity date and the borrowing rate has increased to 12%. In July 2020, Yuanjing Mingde repaid the remaining RMB58.3 million interest of the loan.
(c)	The balance of loans to others included the loans provided to entities that the Group invested and has significant influence in for operating of business of these entities, net of allowance for credit losses. In the year ended December 31, 2020, the Group provided RMB2.0 million and RMB9.0 million of loan to two entities it invested which operate home improvement and decoration business, at a fixed annual borrowing rate of 12% and 10%, respectively. At the end of 2020, the management assessed the expected credit losses of the loans to related parties, and provided full allowance for the loans to and interests from these two invested entities, considering the operating difficulties and liquidity issues they encountered. The carrying value of investments amounting to RMB19.9 million was also fully impaired.

In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

28. Commitments and contingencies

As of
December 31, 2020
RMB
(in thousands)
Purchase of property and equipment.	1,228
Purchase of services	474
Investment commitments(i)	18,831
Operating leases commitments(ii)	909,566
Total	930,099

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

28. Commitments and contingencies (Continued)

Amounts
RMB
(in thousands)
2021	238,021
2022	232,228
2023	194,203
2024	135,200
Thereafter	130,447
Total	930,099
(i)	Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements, the payment is due in one year.
(ii)	Operating leases commitments represent the Group’s obligations for leasing premises.

Funding Debt Obligations

The expected repayment amounts of the funding debt obligations are as follows:

	Less than	1 - 2	2 - 3	More than
	1 year	years	years	3 years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Funding debt obligations
Consolidated trusts	1,512,510	15,000	—	—	1,527,510
Interest payments	38,369	2,396	—	—	40,765
Total funding debt obligations	1,550,879	17,396	—	—	1,568,275

29. Statutory reserves and restricted net assets

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2018, 2019 and 2020, appropriations to the statutory reserve have been made by the Group, which was RMB30.2 million, RMB79.1 million, and RMB139.1 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB22.9 billion as of December 31, 2020.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29. Statutory reserves and restricted net assets (Continued)

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries and VIEs” and the income (loss) of the subsidiaries is presented as “share of income (loss) of subsidiaries and VIEs.” Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The statements of comprehensive income (loss) of the parent company from December 28, 2018 to December 31, 2018 were not material. The following disclosures present the financial positions of the parent company as of December 31, 2019 and 2020, the operation results for the year ended December 31, 2020, and the statements of cash flows for the years ended December 31, 2019 and 2020. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2019 and 2020.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29. Statutory reserves and restricted net assets (Continued)

Condensed balance sheets of the parent company

	As of December 31,
	2019	2020
	RMB	RMB

	(in thousands, except for
	share and per share data)
ASSETS
Current assets
Cash and cash equivalents	12,525,274	3,261,585
Short-term investments	—	3,903,368
Amounts due from related parties	—	34,414
Amounts due from subsidiaries and VIEs	69,763	2,618,824
Prepayments, receivables and other assets	25,679	20,468
Non‑current assets
Investment in subsidiaries and VIEs	16,630,877	57,035,601
Intangible assets, net	2,075,420	—
Other non‑current assets	145,806	—
TOTAL ASSETS	31,472,819	66,874,260
LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	24,430	108,813
TOTAL LIABILITIES	24,430	108,813
MEZZANINE EQUITY
Series B convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 298,483,760 issued and outstanding with redemption value of RMB6,406,056 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	6,406,056	—
Series C convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 470,568,175 issued and outstanding with redemption value of RMB12,118,251 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	12,118,251	—
Series D convertible redeemable preferred shares (US$0.00002 par value; 1,000,000,000 shares authorized, 430,835,530 issued and outstanding with redemption value of RMB11,831,223 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	11,831,223	—
Series D+ convertible redeemable preferred shares (US$0.00002 par value; 750,000,000 shares authorized, 310,879,155 issued and outstanding with redemption value of RMB10,017,365 as of December 31, 2019; nil authorized, issued and outstanding as of December 31, 2020)	10,017,365	—
TOTAL MEZZANINE EQUITY	40,372,895	—
SHAREHOLDERS' EQUITY (DEFICIT)
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 584,865,410 and 2,666,966,855 Class A ordinary shares issued and outstanding as of December 31, 2019 and 2020; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2019 and 2020)	202	482
Additional paid‑in capital	2,533,889	77,433,882
Accumulated other comprehensive income (loss)	63,308	(1,834,087)
Accumulated deficit	(11,521,905)	(8,834,830)
Total shareholders’ equity (deficit)	(8,924,506)	66,765,447
TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS' EQUITY (DEFICIT)	31,472,819	66,874,260

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

29. Statutory reserves and restricted net assets (Continued)

Condensed statements of comprehensive income (loss)

	For the Year Ended December 31,
	2019	2020
	RMB	RMB

	(in thousands)
Sales and marketing expenses	(500,040)	(96,023)
General and administrative expenses	(18,981)	(28,640)
Research and development expenses	(65,927)	(79,023)
Interest income, net	36,063	40,611
Share of income (loss) of subsidiaries and VIEs	(1,588,194)	2,062,889
Fair value changes through earnings on investments, net	—	144,361
Foreign currency exchange loss	(46,467)	(33,395)
Other income, net	—	766,812
Income (loss) before income tax expense	(2,183,546)	2,777,592
Income tax expenses	—	—
Net income (loss)	(2,183,546)	2,777,592
Accretion on convertible redeemable preferred shares to redemption value	(1,866,528)	(1,755,228)
Income allocation to participating preferred shares	—	(301,898)
Net income (loss) attributable to KE Holdings Inc.'s ordinary shareholders	(4,050,074)	720,466
Net income (loss)	(2,183,546)	2,777,592
Other comprehensive income (loss)
Currency translation adjustments	63,442	(1,897,395)
Total comprehensive income (loss)	(2,120,104)	880,197
Accretion on convertible redeemable preferred shares to redemption value	(1,866,528)	(1,755,228)
Income allocation to participating preferred shares	—	(301,898)
Total comprehensive loss attributable to KE Holdings Inc.'s ordinary shareholders	(3,986,632)	(1,176,929)

Condensed statements of cash flows

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB

	(in thousands)
Net cash provided by (used in) operating activities	15	9,224	(72,175)
Net cash used in investing activities	(68,895)	(15,719,863)	(42,674,498)
Net cash generated from financing activities	2,584,907	25,763,789	34,151,607
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(650)	(43,253)	(668,623)
Net increase (decrease) in cash, cash equivalents and restricted cash	2,515,377	10,009,897	(9,263,689)
Cash, cash equivalents and restricted cash at beginning of the year	—	2,515,377	12,525,274
Cash, cash equivalents and restricted cash at end of the year	2,515,377	12,525,274	3,261,585

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

30. Subsequent events

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

In March 2021, the Company granted 12,491,760 share options to employees pursuant to the 2018 Share Option Plan at an exercise price of US$0.00002 per share.

In April 2021, the Company disposed investments in certain equity method investees at approximately RMB495.0 million, which approximated their carrying value.