Form 20-F
period 2021-12-31
KE Holdings Inc.
filed 2022-04-19
CIK 1809587

l

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2021.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2021, there were 3,573,671,836 ordinary shares outstanding, being the sum of 2,688,370,556 Class A ordinary shares (excluding the 17,540,679 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 885,301,280 Class B ordinary shares, par value US$0.00002 per share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes ☒ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐ Yes ☐ No

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒ Yes ☐ No

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes ☐ No

i

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active agents” are to agents on our platform, including agents employed by us and from labor dispatching or outsourcing agencies, and agents affiliated with our connected stores and connected brands as employees, contractors, or through other service arrangements, as of a given date excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months;
●	“active stores” are to stores on our platform as of a given date excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;
●	“BVI” are to the British Virgin Islands;
●	“Beike,” “we,” “us,” “our company” and “our” are to KE Holdings Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.00002 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.00002 per share;
●	“GTV” of our platform, for a given period, are to gross transaction value, which is calculated as the total value of all transactions we facilitated on the Beike platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions and emerging and other services, and including transactions that are contracted but pending closing (i.e. completion of title transfer and registration) at the end of period. For the avoidance of doubt, if the transactions are not closed afterwards, the corresponding GTV will be offset accordingly;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“mobile monthly active users” or “mobile MAU” are to the sum of (i) the number of accounts that have accessed the Beike platform through our Beike or Lianjia mobile app (with duplication eliminated) at least once during a month, and (ii) the number of Weixin users that have accessed the Beike platform through our Weixin mini programs at least once during a month. The number of mobile MAU is calculated using internal company data that have not been independently verified, and we treat such mobile app account and Weixin user account as a separate user for the purpose of calculating mobile MAU, although some individuals may use more than one accounts, may share the same account with other individuals, and/or may use both mobile apps and Weixin mini programs to access the Beike platform. Average mobile MAU is calculated as the arithmetic average of the mobile MAU on monthly basis across the months covered in the applicable period;

●	“ordinary shares” are to our class A and class B ordinary shares, par value US$0.00002 per share;
●	“our WFOEs” are to Beike Jinke (Tianjin) Technology Co., Ltd., Beike (Tianjin) Investment Co., Ltd., Beike (China) Investment Holdings Limited and Jinbei (Tianjin) Technology Co., Ltd.;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SaaS” are to software-as-a-services;
●	“Tencent” are to Tencent Holdings Limited and its subsidiaries;
●	“US$,” “U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States; and
●	"VIEs" are to Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, Beijing Beijia Commcercial Consultantcy Co., Ltd., or Beijing Beijia, and Beijing Beihao Commercial Consultancy Co., Ltd., or Beijing Beihao.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.3726 to US$1.00, the exchange rate in effect as of December 30, 2021 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our ability to empower services and facilitate transactions on our platform;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	our ability to protect our systems and infrastructures from cyber-attacks;
●	our dependence on the integrity of brokerage brands, stores and agents on our platform;
●	general economic and business conditions in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

Item 2.       Offer Statistics and Expected Timetable

Not applicable.

Item 3.       Key Information

Our Holding Company Structure and the VIE Contractual Arrangements

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Our value-added telecommunication services and certain financial services in the PRC have been conducted through the applicable VIEs in order to comply with the PRC laws and regulations, which restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services and certain financial service. Accordingly, we operate these businesses in China through the applicable VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to control the business operations of the VIEs. The VIEs collectively held 29.5% of our cash, cash equivalents and restricted cash and 12.9% of our total assets as of December 31, 2021. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 11.6%, 1.4% and 1.2% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company.

A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. As a result, KE Holdings Inc. controls, and receives economic benefits from, the VIEs through the VIE contractual arrangements. KE Holdings Inc. is also considered the primary beneficiary of the VIEs for accounting purposes, and we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors has an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs, and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 81% equity interests in aggregate and (ii) several other individuals and entities affiliated with us, holding 19% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN, holding 17% equity interests in aggregate and (iii) several other individuals and entities affiliated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia are (i) Mr. PENG and Mr. XU Tao, holding 50% equity interests in aggregate and (ii) several other individuals affiliated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd,. a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, the shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks and uncertainties related to doing business in China. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and listings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. PRC government’s authority in regulating our operations and its oversight and control over offerings and listings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the recently promulgated PRC Data Security Law and the PRC Personal Information Protection Law in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the Administration Regulations on Cyber Data Security (Draft for Comments) published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for additional details.

In addition, on December 24, 2021, the China Securities Regulatory Commission, or the CSRC, published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning or a fine of RMB1 million to RMB10 million. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. At the press conference held for these draft regulations on December 24, 2021, officials from the CSRC confirmed that if complying with applicable PRC laws and regulations, companies with VIE structure may conduct overseas offering and listing. As of the date of this annual report, there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remain substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and future overseas offerings. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remains uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.”

Risks and uncertainties arising from the legal system in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice and that the Chinese government may intervene or influence our operations at any time, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

These risks could result in a material adverse change in our operations and the value of our ADSs, significantly limit or completely hinder our ability to continue to offer securities to investors, or cause the value of such securities to significantly decline or be worthless. For a detailed description of risks related to doing business in China, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs in China. Our operations in China are governed by PRC laws and regulations. In addition to the Business License issued by the relevant department of the State Administration for Market Regulation for each of our PRC subsidiaries and the VIEs, the relevant PRC subsidiaries and the VIEs are required to obtain, and have obtained the following requisite permissions for their main operations: the Filings for Real Estate Brokerage Business, the Operating License for Value-Added Telecommunication Business, the License for Non-Financial Institution Payment Service, the Approval for Establishment of Micro Credit Company, the License for Financing Guarantee Business, the License for Insurance Brokerage Business, the Approval for Commercial Factoring Business and Filing on Commercial Franchising.

Apart from the permits and licenses above, we may be subject to additional licensing requirements for our business operation due to the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions” for more details.

Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, we, our PRC subsidiaries and the VIEs are not required to obtain any approval or permission from the CSRC, CAC or any other PRC governmental authorities, nor have we, our PRC subsidiaries and the VIEs received any formal inquiry, notice, warning or sanction from any PRC governmental authorities in connection with requirements of obtaining such approval or permission, under any currently effective PRC laws, regulations and regulatory rules. However, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of proposed rules for public comments in this regard, the enaction timetable, final content, interpretation and implementation of which remains uncertain. Therefore, there are substantial uncertainties as to how PRC governmental authorities will regulate overseas listing in general and whether we are required to complete filing or obtain any specific regulatory approvals from the CSRC, CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs” for more details.

The Holding Foreign Companies Accountable Act

The Holding Foreign Companies Accountable Act, or the HFCAA, was enacted on December 18, 2020. The HFCAA states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is not currently inspected by the PCAOB. The related risks and uncertainties could cause the value of our ADSs to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows Through Our Organization

KE Holdings Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

Because the Parent and its subsidiaries control the VIEs through contractual arrangements, they are not able to make direct capital contribution to the VIEs and their subsidiaries. However, they may transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2019	2020	2021

	(RMB in thousands)
Loans from parent to Cayman, BVI, and Hong Kong subsidiaries	15,719,863	38,818,154	4,581,814
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries	3,226,094	538,439	300,000
Loans from Hong Kong subsidiaries to PRC subsidiaries	9,798,625	5,619,185	9,332,778
Net amounts paid / (received) by subsidiaries to / (from) VIEs*	10,936,826	(1,664,566)	240,243
Transfer of intangible asset (advertising resources) from Parent to subsidiaries	—	2,036,154	—

Note:

*The cash flows between the subsidiaries and the VIEs included the following:

●	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;
●	Cash paid by the subsidiaries to the VIEs for referral and other services;
●	Cash paid by the VIEs to the subsidiaries for referral and professional services; and
●	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.

The cash received from loans and payment for acquiring the subsidiaries were used by the VIEs for returning the onshore capital to preferred shareholders in connection with the reorganization. Other funds have been used by the VIEs for their operations.

As of December 31, 2021, the Parent had made cumulative capital contribution of RMB4,064.5 million and provided cumulative loans of RMB24,750.6 million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2019, 2020 and 2021, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2019, 2020 and 2021, no dividends or distributions were made to U.S. investors.

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and Standard
Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise, or FIE, to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the FIE’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

The table above has been prepared under the assumption that all profits of the VIEs will be distributed as fees to our PRC subsidiaries under tax neutral contractual arrangements. If, in the future, the accumulated earnings of the VIEs exceed the fees paid to our PRC subsidiaries (or if the current and contemplated fee structure between the intercompany entities is determined to be non-substantive and disallowed by Chinese tax authorities), the VIEs could, as a matter of last resort, make a non-deductible transfer to our PRC subsidiaries for the amounts of the stranded cash in the VIEs. This would result in such transfer being non-deductible expenses for the VIEs but still taxable income for the PRC subsidiaries. Such a transfer and the related tax burdens would reduce our after-tax income to approximately 50.6% of the pre-tax income. Our management believes that there is only a remote possibility that this scenario would happen.

As KE Holdings Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and may receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of the VIEs to settle amounts owned under the VIE agreements.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of balance sheet data for the Parent, our wholly owned subsidiaries that are primary beneficiary of VIEs, VIEs (inclusive of the VIEs’ subsidiaries) and other consolidated subsidiaries (“Other Subsidiaries”) as of the dates presented.

	As of December 31,
	2020
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	3,261,585	30,110,015	6,515,991	1,082,388	—	40,969,979
Restricted cash	—	2,506,256	—	6,061,240	—	8,567,496
Short-term investments	3,903,368	8,697,461	2,021,740	1,065,752	—	15,688,321
Accounts receivable, net	—	13,091,436	—	92,123	—	13,183,559
Amount due from the Group companies(1)	2,618,824	33,531,667	21,620,906	2,603,884	(60,375,281)	—
Other current assets	54,882	7,208,949	160	1,865,755	—	9,129,746
Total current assets	9,838,659	95,145,784	30,158,797	12,771,142	(60,375,281)	87,539,101
Investment in subsidiaries and VIEs(2)	57,035,601	640,795	15,560,710	—	(73,237,106)	—
Long-term investment	—	3,033,573	—	106,742	—	3,140,315
Right-of-use assets	—	6,775,491	—	45,609	—	6,821,100
Intangible assets, net(3)	—	3,013,220	—	48,452	(1,419,021)	1,642,651
Other non-current assets	—	4,629,048	54	513,368	9,899	5,152,369
Total non-current assets	57,035,601	18,092,127	15,560,764	714,171	(74,646,228)	16,756,435
TOTAL ASSETS	66,874,260	113,237,911	45,719,561	13,485,313	(135,021,509)	104,295,536
Accounts payable	—	6,455,743	—	139,103	—	6,594,846
Employee compensation and welfare payable	—	10,873,344	—	358,456	—	11,231,800
Customer deposits payable	—	1,362,765	—	5,380,491	—	6,743,256
Amount due to the Group companies(1)	—	26,843,614	31,687,149	1,844,518	(60,375,281)	—
Other current liabilities	108,813	6,824,821	88,106	2,041,704	—	9,063,444
Total current liabilities	108,813	52,360,287	31,775,255	9,764,272	(60,375,281)	33,633,346
Total non-current liabilities	—	3,816,358	5,141	48,175	—	3,869,674
TOTAL LIABILITIES	108,813	56,176,645	31,780,396	9,812,447	(60,375,281)	37,503,020
TOTAL KE HOLDINGS INC. SHAREHOLDERS' EQUITY (DEFICIT)	66,765,447	57,035,601	13,939,165	3,671,462	(74,646,228)	66,765,447
Non-controlling interests	—	25,665	—	1,404	—	27,069
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	66,765,447	57,061,266	13,939,165	3,672,866	(74,646,228)	66,792,516
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	66,874,260	113,237,911	45,719,561	13,485,313	(135,021,509)	104,295,536

	As of December 31,
	2021
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	55,235	12,254,154	5,671,331	2,465,384	—	20,446,104
Restricted cash	—	868,862	—	5,417,243	—	6,286,105
Short-term investments	81,906	26,406,831	2,589,120	324,804	—	29,402,661
Accounts receivable, net	—	9,299,766	—	25,186	—	9,324,952
Amount due from the Group companies(1)	1,997,867	39,562,161	25,522,236	2,805,071	(69,887,335)	—
Other current assets	55,320	3,152,387	640	1,258,185	—	4,466,532
Total current assets	2,190,328	91,544,161	33,783,327	12,295,873	(69,887,335)	69,926,354
Investment in subsidiaries and VIEs(2)	62,289,064	1,460,163	18,311,531	—	(82,060,758)	—
Long-term investment	2,527,253	14,149,543	—	361,375	—	17,038,171
Right-of-use assets	—	7,230,689	—	13,522	—	7,244,211
Intangible assets, net(3)	—	2,231,564	—	40,754	(1,131,045)	1,141,273
Other non-current assets	—	4,769,324	3,716	195,816	—	4,968,856
Total non-current assets	64,816,317	29,841,283	18,315,247	611,467	(83,191,803)	30,392,511
TOTAL ASSETS	67,006,645	121,385,444	52,098,574	12,907,340	(153,079,138)	100,318,865
Accounts payable	—	5,946,929	—	61,836	—	6,008,765
Employee compensation and welfare payable	—	9,429,532	—	404,715	—	9,834,247
Customer deposits payable	—	774,120	—	3,407,217	—	4,181,337
Amount due to the Group companies(1)	—	30,325,174	34,746,136	4,816,025	(69,887,335)	—
Other current liabilities	32,669	8,221,055	68,725	589,339	—	8,911,788
Total current liabilities	32,669	54,696,810	34,814,861	9,279,132	(69,887,335)	28,936,137
Total non-current liabilities	—	4,319,336	—	7,899	—	4,327,235
TOTAL LIABILITIES	32,669	59,016,146	34,814,861	9,287,031	(69,887,335)	33,263,372
TOTAL KE HOLDINGS INC. SHAREHOLDERS' EQUITY (DEFICIT)	66,973,976	62,289,064	17,283,713	3,619,026	(83,191,803)	66,973,976
Non-controlling interests	—	80,234	—	1,283	—	81,517
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	66,973,976	62,369,298	17,283,713	3,620,309	(83,191,803)	67,055,493
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	67,006,645	121,385,444	52,098,574	12,907,340	(153,079,138)	100,318,865

The following table presents the condensed consolidating schedule of results of operations for the VIEs and other entities for the periods presented.

	For the Year ended December 31,
	2019
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	40,819,608	—	5,195,298	—	46,014,906
Net revenues from the Group companies(4)	—	1,692,290	—	1,598,553	(3,290,843)	—
Total net revenues	—	42,511,898	—	6,793,851	(3,290,843)	46,014,906
Cost of revenues - third parties	—	(30,978,633)	—	(3,768,229)	—	(34,746,862)
Cost of revenues – Group companies	—	(1,334,922)	—	(1,934,136)	3,269,058	—
Total cost of revenues(4)	—	(32,313,555)	—	(5,702,365)	3,269,058	(34,746,862)
Gross profit	—	10,198,343	—	1,091,486	(21,785)	11,268,044
Operating expenses(3)(4)	(584,948)	(10,705,665)	(519)	(1,676,094)	(86,358)	(13,053,584)
Others	(10,404)	271,007	(91,697)	340,870	—	509,776
Share of income (loss) of subsidiaries and VIEs(2)	(1,588,194)	(279,938)	1,765,106	—	103,026	—
Income (loss) before income tax benefit (expense)	(2,183,546)	(516,253)	1,672,890	(243,738)	(5,117)	(1,275,764)
Income tax benefit (expense)	—	(960,563)	—	56,200	—	(904,363)
Net income (loss)	(2,183,546)	(1,476,816)	1,672,890	(187,538)	(5,117)	(2,180,127)
Net loss (income) attributable to non‑controlling interests shareholders	—	(3,235)	—	(184)	—	(3,419)
Net income (loss) attributable to KE Holdings Inc.	(2,183,546)	(1,480,051)	1,672,890	(187,722)	(5,117)	(2,183,546)

	For the Year ended December 31,
	2020
			Primary
			Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	69,460,679	—	1,020,299	—	70,480,978
Net revenues from the Group companies(4)	—	237,173	—	187,299	(424,472)	—
Total net revenues	—	69,697,852	—	1,207,598	(424,472)	70,480,978
Cost of revenues - third parties	—	(53,339,682)	—	(281,439)	—	(53,621,121)
Cost of revenues – Group companies(4)	—	(191,365)	—	(209,074)	400,439	—
Total cost of revenues	—	(53,531,047)	—	(490,513)	400,439	(53,621,121)
Gross profit	—	16,166,805	—	717,085	(24,033)	16,859,857
Operating expenses(3)(4)	(203,686)	(13,740,554)	(646)	(378,111)	304,949	(14,018,048)
Others	161,577	960,121	108,187	315,425	—	1,545,310
Income from the Group companies(3)	756,812	—	—	—	(756,812)	—
Share of income (loss) of subsidiaries and VIEs(2)	2,062,889	630,796	3,808,583	—	(6,502,268)	—
Income (loss) before income tax benefit (expense)	2,777,592	4,017,168	3,916,124	654,399	(6,978,164)	4,387,119
Income tax benefit (expense)	—	(1,477,635)	(90,985)	(40,176)	—	(1,608,796)
Net income (loss)	2,777,592	2,539,533	3,825,139	614,223	(6,978,164)	2,778,323
Net loss (income) attributable to non‑controlling interests shareholders	—	(748)	—	17	—	(731)
Net income (loss) attributable to KE Holdings Inc.	2,777,592	2,538,785	3,825,139	614,240	(6,978,164)	2,777,592

	For the Year ended December 31,
	2021
			Primary
			Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	79,805,556	—	946,883	—	80,752,439
Net revenues from the Group companies(4)	—	399,217	—	184,717	(583,934)	—
Total net revenues	—	80,204,773	—	1,131,600	(583,934)	80,752,439
Cost of revenues - third parties	—	(64,503,389)	—	(429,635)	—	(64,933,024)
Cost of revenues – Group companies(4)	—	(16,547)	—	(189,293)	205,840	—
Total cost of revenues	—	(64,519,936)	—	(618,928)	205,840	(64,933,024)
Gross profit	—	15,684,837	—	512,672	(378,094)	15,819,415
Operating expenses(3)(4)	(92,393)	(17,101,568)	(3)	(643,533)	663,218	(17,174,279)
Others	316,844	1,865,693	168,328	117,122	27,603	2,495,590
Share of income (loss) of subsidiaries and VIEs(2)	(748,580)	46,768	995,792	—	(293,980)	—
Income (loss) before income tax benefit (expense)	(524,129)	495,730	1,164,117	(13,739)	18,747	1,140,726
Income tax benefit (expense)	—	(1,557,553)	(69,121)	(38,818)	—	(1,665,492)
Net income (loss)	(524,129)	(1,061,823)	1,094,996	(52,557)	18,747	(524,766)
Net loss (income) attributable to non‑controlling interests shareholders	—	516	—	121	—	637
Net income (loss) attributable to KE Holdings Inc.	(524,129)	(1,061,307)	1,094,996	(52,436)	18,747	(524,129)

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such existing home transaction and new home transaction services and certain home-related emerging and other services. The decrease in revenues contributed by the VIEs, excluding inter-group transactions, from 11.6% in 2019 to 1.4% in 2020 and 1.2% in 2021 is primarily attributable to the reorganization.

The following table presents condensed consolidating schedule of cash flow data for the VIEs and other entities for the years ended presented.

	For the Year ended December 31
	2019
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from from third parties	9,224	4,407,819	(69,396)	(4,235,021)	—	112,626
Operating cash flow from the Group companies(4)	—	(10,936,826)	—	10,936,826	—	—
Net cash provided by (used in) operating activities	9,224	(6,529,007)	(69,396)	6,701,805	—	112,626

Cash flows from investing activities:
Purchases of short-term investments	—	(708,760)	—	(9,642,825)	—	(10,351,585)
Maturities of short-term investments	—	787,325	—	10,349,057	—	11,136,382
Cash paid for business combination, net of cash acquired	—	(772,783)	—	—	—	(772,783)
Purchases of property, equipment and intangible assets	—	(691,187)	—	(11,821)	—	(703,008)
Investments in and loans to subsidiaries and VIEs(2)	(15,719,863)	(8,749,538)	(5,471,195)	—	29,940,596	—
Loans to related parties	—	(584,576)	—	—	—	(584,576)
Repayments of loans from related parties	—	580,000	—	95,792	—	675,792
Financing receivables originated	—	—	—	(16,178,638)	—	(16,178,638)
Collections of financing receivables principal	—	—	—	14,792,984	—	14,792,984
Purchases of long-term investments	—	(1,727,252)	—	(190,608)	—	(1,917,860)
Other investing activities	—	(63,568)	6,013	87,125	—	29,570
Net cash provided by (used in) investing activities	(15,719,863)	(11,930,339)	(5,465,182)	(698,934)	29,940,596	(3,873,722)
Cash flows from financing activities:
Proceeds from issues of convertible redeemable preferred shares	15,844,058	—	—	—	—	15,844,058
Proceeds and loans from Parent and other Group companies(2)	—	21,191,058	8,749,538	—	(29,940,596)	—
Proceeds from short‑term borrowings	1,532,545	—	—	1,800,798	—	3,333,343
Repayments of short‑term borrowings	(1,532,545)	—	—	(1,290,798)	—	(2,823,343)
Proceeds from funding debts	—	—	—	3,950,227	—	3,950,227
Repayments of funding debts	—	—	—	(2,582,213)	—	(2,582,213)
Proceeds from long-term borrowings	—	4,880,423	—	—	—	4,880,423
Reinjection of capital from preferred shareholders in connection with the Reorganization	9,892,606	—	—	—	—	9,892,606
Repatriation of capital to preferred shareholders to facilitate the Reorganization	—	—	—	(6,931,136)	—	(6,931,136)
Repurchases of preferred shares	—	—	—	(2,414,607)	—	(2,414,607)
Other financing activities	27,125	(175,744)	—	25,657	—	(122,962)
Net cash provided by (used in) financing activities	25,763,789	25,895,737	8,749,538	(7,442,072)	(29,940,596)	23,026,396

Effect of exchange rate change on cash, cash equivalents and restricted cash	(43,253)	(32,527)	(19,142)	—	—	(94,922)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,009,897	7,403,864	3,195,818	(1,439,201)	—	19,170,378
Cash, cash equivalents and restricted cash at the beginning of the year	2,515,377	1,243,027	68,632	8,933,162	—	12,760,198
Cash, cash equivalents and restricted cash at the end of the year	12,525,274	8,646,891	3,264,450	7,493,961	—	31,930,576

	For the Year ended December 31
	2020
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from from third parties	(72,175)	9,907,895	53,998	(527,769)	—	9,361,949
Operating cash flow from the Group companies(4)	—	1,664,566	—	(1,664,566)	—	—
Net cash provided by (used in) operating activities	(72,175)	11,572,461	53,998	(2,192,335)	—	9,361,949

Cash flows from investing activities:
Purchases of short-term investments	(13,152,338)	(28,487,954)	(3,500,000)	(7,825,781)	—	(52,966,073)
Maturities of short-term investments	9,295,994	20,670,203	1,512,368	8,289,079	—	39,767,644
Cash paid for business combination, net of cash acquired	—	(10,800)	—	—	—	(10,800)
Purchases of property, equipment and intangible assets	—	(887,002)	—	—	—	(887,002)
Investments in and loans to subsidiaries and VIEs(2)	(38,818,154)	10,975,112	16,148,167	—	11,694,875	—
Loans to related parties	—	(29,953)	—	—	—	(29,953)
Repayments of loans from related parties	—	2,151	—	1,909,500	—	1,911,651
Financing receivables originated	—	(3,625,817)	—	(33,551,045)	—	(37,176,862)
Collections of financing receivables principal	—	612,361	—	34,772,082	—	35,384,443
Purchases of long-term investments	—	(996,123)	—	—	—	(996,123)
Other investing activities	—	195,361	10,082	(179,986)	—	25,457
Net cash provided by (used in) investing activities	(42,674,498)	(1,582,461)	14,170,617	3,413,849	11,694,875	(14,977,618)
Cash flows from financing activities:
Cash transferred from subsidiaries to parent company for Reorganization	2,351,587	(2,351,587)	—	—	—	—
Proceeds and loans from Parent and other Group companies(2)	—	22,669,987	(10,975,112)	—	(11,694,875)	—
Ordinary shares issued upon IPO, net of issuance costs	16,345,822	—	—	—	—	16,345,822
Ordinary shares issued upon follow-on public offering, net of issuance costs	15,284,283	—	—	—	—	15,284,283
Proceeds from short‑term borrowings	—	—	—	250,000	—	250,000
Repayments of short‑term borrowings	—	—	—	(970,000)	—	(970,000)
Proceeds from funding debts	—	—	—	3,260,988	—	3,260,988
Repayments of funding debts	—	—	—	(4,032,701)	—	(4,032,701)
Proceeds from long-term borrowings	—	42,040	—	—	—	42,040
Repayments of long‑term borrowings	—	(4,528,725)	—	—	—	(4,528,725)
Other financing activities	169,915	(335,237)	—	(80,135)	—	(245,457)
Net cash provided by (used in) financing activities	34,151,607	15,496,478	(10,975,112)	(1,571,848)	(11,694,875)	25,406,250

Effect of exchange rate change on cash, cash equivalents and restricted cash	(668,623)	(1,517,097)	2,038	—	—	(2,183,682)
Net increase (decrease) in cash, cash equivalents and restricted cash	(9,263,689)	23,969,381	3,251,541	(350,334)	—	17,606,899
Cash, cash equivalents and restricted cash at the beginning of the year	12,525,274	8,646,891	3,264,450	7,493,961	—	31,930,576
Cash, cash equivalents and restricted cash at the end of the year	3,261,585	32,616,272	6,515,991	7,143,627	—	49,537,475

	For the Year ended December 31
	2021
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from from third parties	(10,302)	5,554,526	2,961	(1,952,063)	—	3,595,122
Operating cash flow from the Group companies(4)	—	(347,163)	—	347,163	—	—
Net cash provided by (used in) operating activities	(10,302)	5,207,363	2,961	(1,604,900)	—	3,595,122

Cash flows from investing activities:
Purchases of short-term investments	(4,756,634)	(35,872,756)	(2,450,000)	(4,775,300)	—	(47,854,690)
Maturities of short-term investments	8,682,468	21,774,553	1,970,470	5,551,500	—	37,978,991
Cash paid for business combination, net of cash acquired	—	(21,842)	—	—	—	(21,842)
Purchases of property, equipment and intangible assets	—	(1,419,401)	—	(10,576)	—	(1,429,977)
Investments in and loans to subsidiaries and VIEs(2)	(4,581,814)	1,112,757	765,526	—	2,703,531	—
Loans to related parties	—	(28,100)	—	—	—	(28,100)
Repayments of loans from related parties	—	21,690	—	—	—	21,690
Financing receivables originated	—	(70,478)	—	(32,895,707)	—	(32,966,185)
Collections of financing receivables principal	—	109,238	—	36,169,780	—	36,279,018
Purchases of long-term investments	(3,243,210)	(14,640,921)	—	(255,369)	—	(18,139,500)
Other investing activities	715,957	595,711	(34,948)	(199)	—	1,276,521
Net cash provided by (used in) investing activities	(3,183,233)	(28,439,549)	251,048	3,784,129	2,703,531	(24,884,074)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	3,923,208	(1,112,757)	(106,920)	(2,703,531)	—
Proceeds from short‑term borrowings	—	260,000	—	—	—	260,000
Proceeds from funding debts	—	—	—	507,543	—	507,543
Repayments of funding debts	—	—	—	(1,840,853)	—	(1,840,853)
Other financing activities	7	(870)	—	—	—	(863)
Net cash provided by (used in) financing activities	7	4,182,338	(1,112,757)	(1,440,230)	(2,703,531)	(1,074,173)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,822)	(443,407)	14,088	—	—	(442,141)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,206,350)	(19,493,255)	(844,660)	738,999	—	(22,805,266)
Cash, cash equivalents and restricted cash at the beginning of the year	3,261,585	32,616,271	6,515,991	7,143,628	—	49,537,475
Cash, cash equivalents and restricted cash at the end of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209

Notes:

(1)	Represents the intercompany balances among Parent, the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them.
(2)	Represents the investment in and loans to the Primary Beneficiary of VIEs and Other Subsidiaries by the Parent, and intercompany loans among the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them, and share of income (loss) of subsidiaries and VIEs under the equity method of accounting. The Parent transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the Primary Beneficiary of VIEs and other PRC subsidiaries by making capital contributions or providing loans to them. The Primary Beneficiary of VIEs also have intercompany loans with Other Subsidiaries and certain VIEs as part of our cash management program.
(3)	Represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries in 2020, transfer of a trademark from VIE to subsidiaries in 2018, the adjustment of amortization in relation to these intangible assets, and the elimination of gain recognized in this transaction.
(4)	Represents intercompany sales of services eliminated at the consolidation level, including payment platform, referral and other services provided by VIEs to Other Subsidiaries, and technical support services provided by Other Subsidiaries to VIEs.

Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the Parent’s financial statements as of and for the years ended December 31, 2019, 2020 and 2021.

Investment in subsidiaries and VIEs (RMB in thousands)
January 1, 2019	9,587,416
Share of loss of subsidiaries and VIEs	(1,588,194)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,892,352
Capital repatriation in connection with the Reorganization	(9,892,606)
Capital injection to subsidiaries	15,651,227
Payments made by subsidiaries on behalf of the Company	(76,836)
Share of other changes in the capital accounts of subsidiaries and VIEs	36,509
Foreign currency translation	21,009
December 31, 2019	16,630,877
Share of income of subsidiaries and VIEs	2,062,889
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,252,589
Capital repatriation in connection with the Reorganization	(2,351,587)
Capital injection to subsidiaries	38,867,338
Ordinary shares issued to fund a subsidiary’s acquisition	605,395
Share of other changes in the capital accounts of subsidiaries and VIEs	(51,228)
Foreign currency translation	(980,672)
December 31, 2020	57,035,601
Share of loss of subsidiaries and VIEs	(748,580)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	1,537,995
Capital injection to subsidiaries	4,581,814
Foreign currency translation	(117,766)
December 31, 2021	62,289,064

A.	Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2019, 2020 and 2021, selected consolidated balance sheet data as of December 31, 2020 and 2021, and selected consolidated cash flow data for the years ended December 31, 2019, 2020 and 2021 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of operations for the year ended December 31, 2017 and 2018, selected consolidated balance sheet data as of December 31, 2017, 2018 and 2019, and selected consolidated cash flow data for the year ended December 31, 2017 and 2018 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	18,461,231	20,154,642	24,568,508	30,564,584	31,947,953	5,013,331
New home transaction services	6,419,251	7,471,924	20,273,860	37,937,886	46,472,378	7,292,530
Emerging and other services	625,216	1,019,933	1,172,538	1,978,508	2,332,108	365,959
Total net revenues	25,505,698	28,646,499	46,014,906	70,480,978	80,752,439	12,671,820
Cost of revenues
Commission — split	(933,162)	(1,393,167)	(11,154,698)	(24,847,023)	(31,826,634)	(4,994,293)
Commission and compensation — internal	(15,663,301)	(15,767,582)	(19,444,127)	(23,324,145)	(26,306,569)	(4,128,075)
Cost related to stores	(3,543,781)	(3,400,545)	(3,078,672)	(3,206,601)	(3,809,757)	(597,834)
Others (including amounts of share-based compensation expenses of zero, zero, zero, RMB512 million, and RMB406 million (US$64 million) for the years ended December 31 2017, 2018, 2019, 2020 and 2021, respectively)	(597,397)	(1,215,229)	(1,069,365)	(2,243,352)	(2,990,064)	(469,206)
Gross profit	4,768,057	6,869,976	11,268,044	16,859,857	15,819,415	2,482,412
Sales and marketing expenses (including amounts of share-based compensation expenses of zero, zero, zero, RMB78 million, and RMB110 million (US$17 million) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	(998,575)	(2,489,692)	(3,105,899)	(3,715,278)	(4,309,116)	(676,194)
General and administrative expenses (including amounts of share-based compensation expenses of RMB476 million, RMB382 million, RMB2,956 million, RMB1,131 million, and RMB596 million (U$93 million) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	(4,281,571)	(4,927,367)	(8,376,531)	(7,588,809)	(8,924,470)	(1,400,444)
Research and development expenses (including amounts of share-based compensation expenses of zero, zero, zero, RMB532 million, and RMB426 million (US$67 million) for the years ended December 31, 2017, 2018, 2019, 2020 and 2021, respectively)	(251,802)	(670,922)	(1,571,154)	(2,477,911)	(3,193,988)	(501,206)
Others	625,553	718,940	509,776	1,309,260	1,748,885	274,438
Income (loss) before income tax benefit (expense)	(138,338)	(499,065)	(1,275,764)	4,387,119	1,140,726	179,006
Income tax benefit (expense)	(399,283)	71,384	(904,363)	(1,608,796)	(1,665,492)	(261,352)
Net income (loss)	(537,621)	(427,681)	(2,180,127)	2,778,323	(524,766)	(82,346)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,345,194,322	1,362,565,880	1,378,235,522	2,226,264,859	3,549,121,628	3,549,121,628
—Diluted	1,345,194,322	1,362,565,880	1,378,235,522	2,267,330,891	3,549,121,628	3,549,121,628
Net income (loss) per share attributable to ordinary shareholders
— Basic	(1.07)	(1.75)	(2.94)	0.32	(0.15)	(0.02)
— Diluted	(1.07)	(1.75)	(2.94)	0.32	(0.15)	(0.02)

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated Balance Sheet Data
Cash and cash equivalents	5,236,100	9,115,649	24,319,332	40,969,979	20,446,104	3,208,440
Total current assets	24,067,931	27,374,784	51,912,486	87,539,101	69,926,354	10,972,970
Total non-current assets	7,512,004	11,491,480	15,352,826	16,756,435	30,392,511	4,769,250
Total assets	31,579,935	38,866,264	67,265,312	104,295,536	100,318,865	15,742,220
Total current liabilities	16,047,286	20,572,881	27,797,675	33,633,346	28,936,137	4,540,711
Total non-current liabilities	3,095,864	3,434,843	7,932,045	3,869,674	4,327,235	679,038
Total liabilities	19,143,150	24,007,724	35,729,720	37,503,020	33,263,372	5,219,749

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	(6,456,226)	3,216,797	112,626	9,361,949	3,595,122	564,153
Net cash provided by (used in) investing activities	(2,783,562)	2,609,149	(3,873,722)	(14,977,618)	(24,884,074)	(3,904,854)
Net cash provided by (used in) financing activities	9,576,284	(1,282,408)	23,026,396	25,406,250	(1,074,173)	(168,561)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(330)	416	(94,922)	(2,183,682)	(442,141)	(69,382)
Net increase (decrease) in cash, cash equivalents and restricted cash	336,166	4,543,954	19,170,378	17,606,899	(22,805,266)	(3,578,644)
Cash, cash equivalents and restricted cash at the beginning of the year	7,880,078	8,216,244	12,760,198	31,930,576	49,537,475	7,773,511
Cash, cash equivalents and restricted cash at the end of the year	8,216,244	12,760,198	31,930,576	49,537,475	26,732,209	4,194,867

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	5,635,332	7,731,846	9,554,244	12,499,133	11,824,452	1,855,515
Contribution margin (existing home transaction services)	30.5%	38.4%	38.9%	40.9%	37.0%	37.0%
Contribution (new home transaction services)	2,866,263	3,027,822	4,918,700	8,149,925	8,947,138	1,404,001
Contribution margin (new home transaction services)	44.7%	40.5%	24.3%	21.5%	19.3%	19.3%
Contribution (emerging and other services)	407,640	726,082	943,137	1,660,752	1,847,646	289,936
Contribution margin (emerging and other services)	65.2%	71.2%	80.4%	83.9%	79.2%	79.2%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, and split commission to connected agents and other sales channels for such services. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	18,461,231	20,154,642	24,568,508	30,564,584	31,947,953	5,013,331
Less: Commission and compensation	(12,825,899)	(12,422,796)	(15,014,264)	(18,065,451)	(20,123,501)	(3,157,816)
Contribution	5,635,332	7,731,846	9,554,244	12,499,133	11,824,452	1,855,515
New home transaction services
Net revenues	6,419,251	7,471,924	20,273,860	37,937,886	46,472,378	7,292,530
Less: Commission and compensation	(3,552,988)	(4,444,102)	(15,355,160)	(29,787,961)	(37,525,240)	(5,888,529)
Contribution	2,866,263	3,027,822	4,918,700	8,149,925	8,947,138	1,404,001
Emerging and other services
Net revenues	625,216	1,019,933	1,172,538	1,978,508	2,332,108	365,959
Less: Commission and compensation	(217,576)	(293,851)	(229,401)	(317,756)	(484,462)	(76,023)
Contribution	407,640	726,082	943,137	1,660,752	1,847,646	289,936

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

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Inforamtion—D. Risk Factors.

Risks Related to Our Business and Industry

●	Our business is susceptible to fluctuations in China’s general economic conditions and housing related industry.
●	Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home transactions.
●	If we are unable to continue to provide satisfactory experience to housing customers, our business and reputation may be materially and adversely affected.
●	We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.
●	If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.

●	We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.
●	Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.
●	Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.
●	Our business has been and may continue to be adversely affected by the outbreak of COVID-19.
●	We have incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

Risks Related to Our Corporate Structure

●	KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and no equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.
●	We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.
●	Uncertainties with respect to the PRC legal system could materially and adversely affect us.
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.
●	The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law.
●	The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

●	Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Risks Related to Our ADSs

●	The trading price of the ADSs may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our business is susceptible to fluctuations in China’s general economic conditions and housing related industry.

Our business depends substantially on the general economic conditions of China. Changes in international, regional or domestic economic conditions, rising interest rates, fiscal or political uncertainty, policy adjustments, market volatility, disruption to the global capital or credit markets, or the public perception that any of these events is likely to occur may have a negative impact on the housing related industry in the PRC, which in turn will have material and adverse effects on us. See also “—Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and operating results.”

Meanwhile, we are also susceptible to market conditions of China’s housing related industry, where we primarily conduct our business. The demand for residential real estate in China has grown steadily in recent years, but such growth is often coupled with volatility and fluctuations in housing transaction volume and prices. Fluctuations of China’s housing related industry are caused by economic, social, political and other factors outside our control. Any prolonged slowdown in China’s economy, which leads to a decline or fluctuation in the housing related industry, may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations where China’s housing related industry becomes over-heated, and our platform becomes less appealing to housing customers, brokerage brands, stores and agents and other business partners, which could potentially adversely affect our business of facilitating housing transactions.

Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home transactions.

The housing related industry in China is also subject to government regulations and policies. The PRC government has in recent years announced a series of measures aimed to stabilize the growth of the PRC economy and specific sectors, including the housing related industry, to a more sustainable level. Moves in regulations and policies on the housing related industry were more often made during the times when the housing prices are increasing overwhelmingly, in line with the central government’s principle that “housing is for living in, not for speculation,” which was clearly emphasized in the Outline of the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 for the People’s Republic of China, or the 14th Five-year Plan. The 14th Five-year Plan was formulated in October 2020 and approved by the National People’s Congress of the PRC, in March 2021.

With the implementation of the 14th Five-Year Plan, the PRC governmental authorities have taken steps to strengthen the regulation of the real estate industry, including by promulgating new regulations and policies on the housing related industry aiming at achieving dynamic balance between demand and supply in the housing related industry, regulating speculative housing investment, and promoting social stabilization and welfare. For instance, in response to the highly volatile housing prices starting from the fourth quarter of 2020, the Ministry of Housing and Urban-Rural Development of the PRC, or the MOHURD, jointly with other seven PRC regulatory authorities, issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order on July 13, 2021, which aimed to strengthen the rectification of improper or illegal behaviors in real estate development, sales and leasing of properties, and property services by ways including, among others, rectifications of publishing false information of properties and illegal advertisements, which reflected the PRC regulatory authorities’ focus on stabilization and long-term healthy growth of the housing related industry.

On October 23, 2021, the National People’s Congress of the PRC authorized the State Council of the PRC to launch a five-year pilot property tax reform program in selected regions where the owners of residential and non-residential properties (excluding rural households) will be required to pay property tax. The State Council of the PRC has the discretion in deciding where and how the property tax will be implemented and administrated. We believe the pilot property tax reform program will also contribute to a healthier, more stable development of China’s housing related industry and the formulation of a long-term mechanism for growth.

At the municipal level, many municipal governments have issued market control policies targeting at, among other things, restoring or strengthening restrictions on residential property speculation and tightening credit policy, over the past five years. In particular, central and local government authorities introduced the policies to specifically stabilize the housing related industry, including limiting the maximum amount of monthly mortgages and the maximum amount of total monthly debt service payments of an individual borrower; imposing a value-added tax on the sales proceeds for second-hand transfers subject to the length of holding period and type of properties; increasing the minimum amount and percentage of down payment of the purchase price of the residential property of a family; tightening the availability of individual housing loans in the housing related industry to individuals and their family members with more than one residential properties; imposing a 20.0% individual income tax on the gain from the sale of second-hand properties; limiting the availability of individual housing provident fund loans for the purchase of second (or more) residential properties by employees and their family members; mandating the banks to contain their balance of all real estate loans and balance of all individual housing loans under a certain capped percentage of the total balance of all Renminbi loans provided by the bank; and publishing reference sale prices for existing home transactions at different regions in a city. In 2021, the housing authorities of several cities, such as Beijing and Shanghai, issued notices on enhancing comprehensive management on housing related industry or agents with respect to advertising, sale of real estate properties, and financing for housing transactions. The housing authorities of some cities also established a mechanism of reference sale prices for existing home transactions, such as Shenzhen and Xi’ an. In particular, the circular and the list of reference sale prices on existing home transactions issued by the housing authorities in Shenzhen in early 2021 specified a tailored reference price for each of the nearly 3,600 residential communities in the city, and, as a result of this new policy, the transaction volume of existing homes in Shenzhen has dropped significantly.

The measures as mentioned above have affected the growth rate of the housing related industry, some of which have dissuaded potential purchasers from making purchases, causing a decline in transaction volumes and average selling prices in both existing home sales and new home sales. Specifically, certain measures regulating the conduct of real estate developers have a particular impact on the transaction volumes and prices of new home sales. The measures in turn not only have caused reduction in our customers’ demand for our platform services, but also prevented real estate developers from raising the capital they need, increased their costs to start new projects, and changed the sales and marketing strategy of the developers in a way that reduces their demand for our platform services. Such measures may continue to affect the housing related industry and in turn our business, and the PRC governmental authorities may continue to adopt new laws, regulations and policies from time to time with an aim to stabilize and support the long-term healthy development of the housing related industry in certain regions in China, which might potentially affect our business.

We cannot assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in the future, nor can we assure you when or whether the existing policies and regulations will be eased or reversed, or otherwise enhanced to some extent in their implementations. Changes in government policies may also create uncertainty that could discourage investment in real estate. If these changes in government policies result in decreasing transaction volumes in the housing related industry in China or require us to make necessary changes to our businesses in compliance of new regulations and policies, our business and results of operations may be materially and adversely affected. In addition, the existing and future government regulations and policies may positively or negatively affect different segments of our business operations in varied ways and degrees, such as restricting our business practices and fee rates. As a result, we may adjust our strategies and business models in response to the evolving regulations and policies. We cannot assure you that these adjustments will be successful or materialize in positive business prospects and financial performance.

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

Interruptions or failures in the proper functioning of our platform hamper our delivery of satisfactory customer experience. These interruptions may be due to unforeseen events that are beyond our control or the control of the participants on our platform such as intensified competition due to market entry of new players with financial and other resources stronger than us, additional regulatory requirements which we cannot satisfy on a timely basis, or at all, or adverse development or negative publicity involving our platform participants. Moreover, although we endeavor to implement various service protocols and train the real estate agents and other related service providers on our platform to ensure the quality of their service, we cannot guarantee that we will effectively manage all the agents and other service providers to ensure satisfactory customer experience in all service settings. We have received customer complaints about various services on our platform from time to time. If we are unable to continue to provide satisfactory customer experience, housing customers may choose other service providers over our platform for their intended housing transactions, which could materially and adversely impact our reputation, business and results of operations.

We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.

We believe that the recognition and reputation of our brands among real estate agents, customers, real estate developers and the industry in general have significantly contributed to the success of our business. Our ability to maintain, protect and strengthen our brands is critical to our market position. Maintaining and strengthening our brands will likely depend significantly on, among others, our ability to provide high-quality housing transaction services on our platform. We market our brands through efforts such as word-of-mouth marketing, sponsoring events, advertising and marketing through a variety of media. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected.

Our reputation and brands may be impacted by various factors, some of which are difficult or impossible to predict, control and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct by our employees, connected agents or other business partners on our platform, inauthentic property listings on our platform, unethical business practices, rumors relating to our business, management, employees, real estate agents on our platform, our shareholders and affiliates, our business partners or our competitors and peers, or negative publicity about other companies that use similar brand names as ours, can harm our reputation, business and results of operations. These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. Such actions could substantially damage our reputation and cause us to incur significant costs to defend ourselves. Any negative public perception or publicity regarding our business partners that we cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse impact on our brand and reputation. Moreover, any negative media publicity about the housing transactions and services industry, service quality problems of other players in our industry, including our competitors, or even negative sentiments against China-based listed companies as a group due to fraud or misbehavior of certain bad actors, may also negatively impact our reputation and undermine the trust and credibility of our platform. If we fail to maintain positive reputation, our ability to attract and retain housing customers, real estate agents, business partners and key employees could be harmed.

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

Although we have a long and successful operating track record in operating Lianjia, we have a limited history for operating Beike platform which was launched in 2018. Although we have experienced a relatively high growth in operating Beike platform, and our GTV grew from RMB3,499.1 billion in 2020 to RMB3,853.5 billion in 2021, we may fail to continue our growth or maintain our historical growth rates. You should not consider our historical growth and profitability as indicative of our future financial performance. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	navigate an uncertain and evolving regulatory environment and adapt our operations to new policies, regulations and measures that may come into effect from time to time;
●	develop our infrastructure to enhance service efficiency and customer experience;
●	attract real estate brokerage brands and their affiliated stores and agents, real estate developers, other service providers as well as housing customers to our platform; and retain existing platform participants;
●	continue to implement and optimize our ACN rules;
●	continue to develop our technology and enhance our data insights;
●	maintain an extensive and authentic property listing database on our platform;
●	manage a large base of geographically dispersed employees, agents, housing customers and business partners;
●	deliver compelling value propositions to participants on our platform and ecosystem;
●	expand service or product offerings and expand into new businesses; and
●	realize the contemplated synergies from our proposed acquisitions.

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

The PRC anti-monopoly regulators have in recent years strengthened enforcement under the anti-monopoly and competition laws and regulations. In March 2018, the State Administration for Market Regulation of the PRC, or the SAMR, was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the relevant departments under the Ministry of Commerce, the National Development and Reform Commission of the PRC, or the NDRC, and the State Administration for Industry and Commerce of the PRC, or the SAIC (the predecessor of the SAMR), respectively. On November 18, 2021, the State Council of the PRC inaugurated the National Anti-monopoly Bureau, which aims to further implement the fair competition policies and strengthen anti-monopoly supervision in the PRC, especially to strengthen supervision and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s well-being.

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. On September 11, 2020, Anti-monopoly Compliance Guideline for Operators was issued, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management system to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector, which is aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector is consistent with the PRC Anti-Monopoly Law and prohibits monopolistic conduct such as entering into monopolistic agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of market dominance, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services or products, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

In addition, on November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which is aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The Guidelines applies to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-Monopoly and Anti-unfair Competition.”

As the aforementioned guidelines were newly promulgated, there remains uncertainties as to how these guidelines will be implemented and whether these guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

Furthermore, on October 23, 2021, the Standing Committee of the National People’s Congress issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly and competition laws and regulations in the PRC from time to time, which regulate various potential monopolistic actions or arrangements, such as monopoly agreements, bundling or tie-in sales, unfair pricing practices, imposing unreasonable terms on the counterparties, requiring the operators on the platform to choose “one out of two” competitive platforms, charging additional and unreasonable fees, refusing to transact with certain counterparties without any reasonable ground, as well as concentrations of undertaking, and these investigations, claims and complaints are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. We are committed to complying with the foregoing laws, regulations and government guidelines and we continuously assess and evaluate our compliance status accordingly.

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

Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of housing transactions our platform facilitates. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including:

●	protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;
●	addressing concerns related to privacy and sharing, safety, security and other factors; and
●	complying with applicable laws, rules and regulations relating to the collection, use, storage, transfer, disclosure and security of personal information, including any requests from regulatory and government authorities relating to these data.

In general, we expect that data security and data protection compliance will receive greater attention and focus from regulators, both domestically and globally, as well as attract continued or greater public scrutiny and attention going forward, which could increase our compliance costs and subject us to heightened risks and challenges associated with data security and protection. If we are unable to manage these risks, we could become subject to penalties, including fines, suspension of business and revocation of required licenses, and our reputation and results of operations could be materially and adversely affected.

We are subject to various cybersecurity and data privacy laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology of the PRC, or the MIIT, the CAC, the Ministry of Public Security, the SAMR, and the MOHURD, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents, housing customers and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to cybersecurity and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. The following are examples of certain recent PRC regulatory activities in this area.

Personal Information and Data Privacy

On August 20, 2021, the State Council of the PRC promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy Protection.” The Anti-monopoly Guidelines for the Platform Economy Sector also published by the Anti-monopoly Committee of the State Council of the PRC also prohibits collection of user information through coercive means by online platform operators.

Data Security

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. However, given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. The PRC government authorities have wide discretion in interpretation and implementation of the Cybersecurity Review Measures, including cybersecurity review on certain activities of critical information infrastructure operators and other circumstances that affect or may affect national security. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear and the identification of critical information infrastructure operators is subject to specific identification rules stipulated by relevant industry regulators and the notice from the relevant regulators pursuant to the Regulations on Protection of Critical Information Infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.”

As of the date of this annual report, no detailed rules or implementation of the Cybersecurity Review Measures or the Regulations on Protection of Critical Information Infrastructure has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law, or be subject to the cybersecurity review. The PRC government authorities may have wide discretion in the interpretation and enforcement of these laws, rules and regulations. We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. Our different lines of business are subject to evolving data security and protection laws and regulations regulating different businesses, such as the financial services business and internet-related business, which may lead to inconsistency and cause difficulties in compliance. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to cybersecurity and protection laws in other jurisdiction if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity.

Furthermore, on November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), which reiterate the circumstances under which data processors shall apply for cybersecurity review. The Administration Regulations on Cyber Data Security (Draft for Comments) also provides that data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or through a third-party data security service provider and submit assessment report to local agency of the CAC before January 31 of each year. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”, and there remain uncertainties whether we would be subject to the cybersecurity review pursuant to such measures. As of the date of this annual report, there is no schedule as to when it will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

It also remains uncertain whether the Cybersecurity Review Measures, the Administration Regulations on Cyber Data Security (Draft for Comments), or any future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of the Cybersecurity Review Measures or the draft measures, including the Administration Regulations on Cyber Data Security (Draft for Comments), at this stage, and we will closely monitor and assess any development in the rule-making process. If the the Cybersecurity Review Measures or the enacted versions of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, there has been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

In general, compliance with the existing PRC laws and regulations, as well as additional laws and regulations that PRC regulatory bodies may enact in the future, related to data security and personal information protection, may be costly and result in additional expenses to us, and subject us to negative publicity, which could harm our reputation and business operations. There are also uncertainties with respect to how such laws and regulations will be implemented and interpreted in practice.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR.

Our business has been and may continue to be adversely affected by the outbreak of COVID-19.

The current COVID- 19 pandemic has already adversely affected many aspects of our business. Many of the brokerage stores on our platform, as well as our transaction service centers, underwent temporary closure in early 2020 as part of China’s nationwide efforts to contain the spread of COVID-19. During that period, all agents were required to stay at home and were unable to serve our housing customers. Our operating efficiency and capacity were adversely affected by the COVID- 19 pandemic mainly due to insufficient workforce as a result of temporary travel restrictions in China, a lack of willingness of housing customers to take home tours and inspections on site and purchase property and the necessity to comply with disease control protocols in our facilities. Due to concerns or fear of the spread of the disease, there had been noticeable reduction of in-person visits of housing customers to brokerage stores and properties in that period. We, the real estate agents on our platform, and our business partners had to recover from the general shutdown and delay in the commencement of operations in China. As a result, our results of operations for the first quarter of 2020 were adversely affected. Although our results of operations have substantially recovered since the second quarter of 2020 and the impact of COVID- 19 has declined in China, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in China. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect our results of operations will depend on future developments of the COVID-19 pandemic, including the duration of the pandemic, the emergence of the Delta and Omicron variants and their spread, the actions to contain the pandemic or address its impact, the vaccine status of the general public and treatment for COVID-19 infections, among others, which are highly uncertain and difficult to predict. Even after the COVID-19 outbreak has subsided, we may continue to experience adverse impacts to our business as a result of the global economic impact, including the adverse impacts on the general economic conditions and any recession that has occurred or may occur in the future. A sustained or prolonged COVID-19 pandemic or a resurgence could exacerbate the factors described above and intensify the impact on our business, financial condition and results of operations.

After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, including those in Shanghai from March 2022. Our operations in these regions may be adversely affected when these restrictive measures are in force, under which our local stores may be forced to close temporarily or our home tour activities are restricted in certain communities. The emergence of such regional instances and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. If a second wave of COVID-19 in China takes place resulting from reasons such as the spread of a new variant, or the global spread of COVID-19 and deterioration cannot be contained, risks set forth in this annual report may be exacerbated or accelerated at a heightened level.

We have incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

We incurred a net loss of RMB2,180 million in 2019, and turned profit-making and recorded a net income of RMB2,778 million in 2020. In 2021, we recorded a net loss of RMB525 million (US$82 million). Our costs have increased year-on-year in the past three years and we expect to continue to incur increasing costs to support our anticipated future growth. We also expect to continue to incur additional operating expenses as a result of both our growth and the increased costs associated with being a public company. Our costs and expenses may be greater than we anticipate, our investments to make our business and our technical infrastructure more efficient may not be successful, and our proposed acquisition and consolidation of Shengdu may involve higher expenses than expected.

We face risk in collecting our accounts receivable and deposits from real estate developers.

We incur accounts receivable with, and pay earnest deposits to, real estate developers when we are engaged to sell new home projects and we grant them credit terms for our sales commissions in line with the industry practice in China. As of December 31, 2021, the balance of deposits paid to real estate developers was RMB0.6 billion (US$0.1 billion) and the accounts receivable due from them was RMB11.0 billion (US$1.7 billion). We may face risk collecting these amounts if the operation and liquidity condition of real estate developers deteriorate. Meanwhile, any policy change aiming at tightening regulations of real estate developers may limit their access to financing channels and may cause adverse impact on the collectability of our accounts receivable. For instance, since the end of 2020, the regulators have tightened the financial requirements for real estate developers to seek new debt financings, with the aim of curing the rapid growth of debts of real estate developers. Under the rules, the growth rate of debt financing allowed for a real estate developer is contingent on its satisfaction of three debt-related financial metrics, and if it fails to meet all three metrics, it will be restricted from obtaining any new interest-bearing debt financing. If any of the real estate developers with significant outstanding accounts receivable and deposits were to become insolvent or otherwise become unable or refuse, to make payments in a timely manner, or at all, we would have to make additional provisions against such accounts receivable and deposits, or write off the relevant amounts, either of which could adversely affect our financial conditions and profitability.

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

We believe the large and active network of real estate brokerage brands and their affiliated stores and agents contributes significantly to the success of our platform. As of December 31, 2021, there were over 45,000 community-centric active brokerage stores and over 406,000 active agents affiliated with these stores. Aside from the Lianjia brand that we own and operate, the connected brokerage brands and the sales channels we specifically procured for new home transactions contributed a substantial majority of the GTV on our platform in 2021. We enter into business cooperation agreements with brokerage brands. Under these agreements, we offer the brokerage brands access to the infrastructure on our platform, such as ACN and the SaaS systems. The brokerage brands, in turn, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure. It is uncertain, however, that we are able to develop relationships with new real estate brokerage brands, stores and agents in line with our plan to expand our platform business, or that we are able to maintain our relationship with existing brokerage brands, stores and agents on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire. In the event that we are not able to develop new relationships or maintain our existing relationship, our ability to serve a large number of customers nationwide with superior housing transaction services and to maintain and develop our extensive authentic property listing inventory may be restricted, which may in turn materially and adversely affect our platform operations.

If we fail to maintain our relationships with real estate developers or attract them to engage us, or otherwise fail to procure new real estate property listings at favorable terms, our business and growth prospects may suffer.

We cooperate with real estate developers for new property sales on our platform and established business relationships with major real estate developers in China. Maintaining strong relationships with real estate developers is critical to the results of operations and prospects on our new home sales business. We enter into strategic cooperation agreements with real estate developers, and these agreements typically do not restrict the real estate developers from cooperating with other real estate brokerage firms. We cannot assure you that the real estate developers we currently cooperate with will continue the cooperation on commercially acceptable terms, or at all, after the terms of the current agreements expire or after our cooperative arrangements end. Our ability to attract real estate developers to engage us in selling new homes will also affect the prospects of the new home sales business. If we cannot ensure that our channels sales are superior to their traditional way of sales, or, for example, the sales channels that do not utilize ACN are unable to meet real estate developers’ expectations or our VR initiatives are not effective in attracting housing customers, we might not be able to attract new real estate developers or even maintain our existing relationships. Even if we maintain strong relationships with the real estate developers or are able to attract them, their ability to provide adequate new property listings at competitive prices may be adversely affected by economic conditions, labor actions, regulatory or legal proceedings against them, natural disasters or other factors beyond our control. If we fail to attract new real estate developers to cooperate with us due to any reason, our business and growth prospects may be materially and adversely affected.

If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions.

The real estate brokerage business in China is highly regulated by the PRC government. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Real Estate Brokerage Business and Real Estate Agency Enterprises.” Pursuant to the Real Estate Brokerage Administrative Measures, to qualify as a real estate brokerage institution, an entity and its branches should have a sufficient number of qualified real estate brokers and file with relevant local real estate administrative authority within 30 days after obtaining its business license. The requirements of the local real estate administrative authorities for such filings may vary among cities and we cannot assure you that, to the extent that the filing is required by local authorities, we will be able to complete the filing in a timely manner, or at all. As of the date of this annual report, all of our subsidiaries and their branches operating real estate brokerage business have currently filed with the relevant authorities, except that a small subset of branches which are preparing for or in the process of completing such requirements. Thus far, the filing status of these branches has not caused any material adverse effect to our business operations. We cannot assure you that the outstanding filings and future filings will be completed in a timely manner, or at all. If not, we may be subject to penalties or other governmental sanctions for such failures.

In connection with the online operations of our platform, the relevant VIEs or their subsidiaries are also required to obtain, and have obtained, value-added telecommunications service licenses in order to provide relevant value-added telecommunication services. In addition, to enhance the experience of our housing customers, agents or other business partners on our platform, we offer various auxiliary functions and complementary services through our platform and have obtained relevant licenses and permits for these services, such as the license for non-financial institution payment service, approval for establishment of micro credit company, license for financing guarantee business, license for insurance brokerage business and approval for commercial factoring business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions and services. We cannot assure you that if we are required to obtain these additional licenses, permits or approvals, we will be able to do so in a timely manner, if at all, and any non-compliance may result in fines or other penalties being imposed to us.

Furthermore, as some of our businesses or services are innovative, we cannot assure you that the authorities may share the same view as ours on the identification or category of these businesses or services in the regime of foreign investment laws, including whether appropriate licenses or permits for them have been duly applied or obtained. If we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing or similar requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have or to upgrade the licenses or permits we currently have or satisfy other requirements arising from the government authorities.. We will strive to obtain and upgrade the relevant licenses and permits and satisfy all such requirements, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits and complete relevant administrative procedures in a timely manner, or at all.

Under applicable PRC laws, rules and regulations, the failure to obtain and/or maintain the licenses and permits required to conduct our business may subject us to various penalties, including confiscation of revenues, imposition of fines and/or restrictions on their business operations, or the discontinuation of their operations. Any such disruption in the business operations of our PRC subsidiaries or the VIEs could materially and adversely affect our business, financial condition and results of operations.

The proper functioning of technologies deployed by our platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.

The satisfactory performance, reliability and availability of our platform, both online and offline, are critical to our success and our ability to attract and retain housing customers and real estate agents. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our online operations could reduce the transaction volumes and hamper transaction efficiency, and our platform as a whole will suffer. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website and mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer requests. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the housing transactions and services industry in China, we believe we are a relatively attractive target for such attacks. We have experienced in the past such unexpected interruptions, and we have taken protective measures to enhance the security of our platform. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any external intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenues. If hostile hacking attacks result in revelation of personal data we are obligated to protect, we may be subject to administrative penalties or legal proceedings against us. If such attacks lead to leaked trade secrets, including our property listings, our business and results of operations may be materially and adversely affected.

If we are unable to recruit, train and retain competent real estate personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We will continue to recruit real estate personnel to support business operations and planned business growth. Our future success depends, to a significant extent, on our ability to recruit, train and retain competent personnel, particularly technical, marketing and other operational personnel with experience in the housing transactions and services industry as well as service providers for various value-added services on our platform. For the Lianjia brand we own and operate, we also strive to recruit, train and retain real estate agents. The effective operation of our managerial and operating systems also depends on the quality performance and diligence of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor as well as high turn-over rate, we can provide no assurance that we will be able to attract or retain staff, agents and managerial talents or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in mainland China and elsewhere have increased with the global economic development. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture. If we are unable to meet our demand for workforce, our business may be materially and adversely affected.

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

We rely upon connected agents to serve some of our housing customers. Although we have established comprehensive service protocols for agents on our platform and maintain rigorous governance mechanisms, we may not be able to exercise the same level of control over the conduct of connected brokerage brands and their agents as we would as if we owned them or they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, inappropriate service performances for illegal purpose, or other illegal actions, such as dishonesty, personal torts or extortion, by connected real estate brokerage brands and their agents, the disputes resulted from such actions may involve us and we may suffer reputational and financial damage and incur liabilities and even administrative penalties. For example, if connected agents provide inaccurate information to housing customers on our platform, who submit complaints to regulatory agencies, we may be involved as a related party in such disputes. Such misconduct by real estate agents is subject to an increasing level of scrutiny by the regulatory authorities who would publicize such misconduct, which could damage our overall reputation, disrupt our ability to attract new customers or retain our current customers and diminish the value of our brand. Although we hold a deposit from each real estate brokerage store on our platform to cover potential financial damage, to the extent that the amount of financial damage incurred in such disputes exceeds the amount of deposit, our financial condition may be materially and adversely affected.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy. Starting from the fourth quarter of 2020 and from time to time in 2021 and early 2022, a few waves of COVID-19 infections emerged from time to time in various regions of China, and varying levels of travel restrictions were reinstated, including those in Shanghai since March 2022. Whether this will lead to a prolonged downturn in the economy is still unknown. The global macroeconomic environment is also facing other challenges, including the end of quantitative easing, interest rate increases, and reduction in bond holdings by the U.S. Federal Reserve, the conflicts in Ukraine, sanctions on Russia and the resulting ecnomic turbulences, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, and the ongoing global trade disputes and tariffs. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 2.3% in 2020 and 8.1% in 2021. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade tension between the two countries. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers and business partners may reduce or delay spending with us, while we may have difficulty expanding our customer base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing customers and business partners.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies and strategic acquisitions of real estate brokerage brands in the past and our proposed acquisition of Shengdu. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:

●	Investments and acquisitions could result in the use of substantial amounts of cash and, potentially dilutive issuances of equity securities. For instance, we expect to acquire Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity, and the issuance of new securities may have a dilutive effect on our existing shareholders. In addition, investments and acquisitions could involve, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;
●	Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;
●	The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;
●	We may also have to obtain approval from the relevant PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;
●	Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;

●	Investments and acquisitions may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China;
●	Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;
●	Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in;
●	In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and
●	We may fail to retain and integrate qualified employees of the invested or acquired companies.

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

If we are unable to protect our intellectual property, our competitors could use our intellectual property to market offerings similar to ours and our ability to compete effectively would be impaired. Moreover, others may independently develop technologies that are competitive to ours or infringe on our intellectual property. The enforcement of our intellectual property rights depends on our legal actions against these infringers being successful, but we cannot be sure these actions will be successful, even when our rights have been infringed. In addition, defending our intellectual property rights might entail significant expense and diversion of management resources. Any of our intellectual property rights may be challenged by others or invalidated through administrative processes or litigations. We cannot provide assurance that we will prevail in such litigations, and, even if we do prevail, we may not obtain a meaningful relief. Accordingly, despite our efforts, we may be unable to prevent external parties from infringing or misappropriating our intellectual property. Any intellectual property that we own may not provide us with competitive advantages or may be successfully challenged by external parties.

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

The housing transactions and services industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under the integrated platform business model similar to ours, we face competition from players in different segments of the housing transactions and services industry. We face competition with other online platform for housing transactions, property listings or traffic. As PRC authorities have proposed and led an initiative of developing a comprehensive nation-wide property database, our housing database might be exposed to fierce competition. We may also face intense competition from other housing transaction companies for their agent networks. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with traditional real estate brokerage stores and brands for real estate agents and housing customers locally. We also compete with companies for other housing related services, such as other providers of home renovation and furnishing services.

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

Beijing and Shanghai are the two largest residential real estate markets in China. In 2019, 2020 and 2021, 35.1%, 32.0% and 33.2%, respectively, of our net revenues were generated from these two markets on a combined basis. We expect these two urban centers to continue to be the important sources of revenues in all of our revenue categories. If we fail to maintain our competitive positions in either of the two major urban areas, or if either of them encounters events which negatively impact the residential real estate industry or online platform business, such as a serious economic downturn or contraction, a natural disaster, or a decline in housing price or price control due to governmental policies or otherwise, demand for our products and services could significantly decline and our net revenues and profitability could be materially and adversely impacted.

Any unexpected material deterioration in the business and financial results of Lianjia may materially adversely affect our financial condition and results of operations.

Being the brand that we own and operate directly, Lianjia is also the leading real estate brokerage brand on our platform in terms of revenue. Thus far, Lianjia has accounted for a significant portion of our revenue. Accordingly, our revenues, financial condition or results of operations may be materially affected by fluctuations in the business of Lianjia. If Lianjia fails to continue to efficiently serve the needs of our housing customers and if other brands on our platform are unable to compensate the gap, or if any unexpected deterioration of the business and financial results of Lianjia occurs, our business, results of operations, financial condition and prospects will be materially and adversely affected.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plan, which may result in increased share-based compensation expenses.

We adopted a Pre-IPO Share Option Scheme in 2018, or the 2018 Share Option Plan, a 2020 Global Share Incentive Plan, or the 2020 Share Incentive Plan, to provide additional incentives to employees, directors and consultants. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is initially 80,000,000, subject to annual increase. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted share-based awards and recorded RMB2,523 million, RMB2,253 million and RMB1,538 million (US$241 million) in 2019, 2020 and 2021, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plan, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

As we entered into contractual relationship with various real estate developers, brokerage brands and stores and housing customers, we have been and may be involved in disputes and legal or administrative proceedings in the ordinary course of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also be involved and assume joint liability when we provide services to business partners on our platform who are named as defendants by housing customers due to various reasons including contract violations, lack of licenses or qualifications, lack of cash liquidity and bankruptcy of such business partners.

We have been and may continue to be subject to formal and informal inquiries, investigations and inspections from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation, which may vary in different regions in China. Most of these administrative actions may be routine in nature and carried out as part of the market monitoring and supervision functions of the regulatory authorities, but some of them may be triggered by our industry position in housing transactions and services industry or by complaints from third parties or customers. Especially, our industry position in housing transactions and services industry and our approach to expand our businesses through an online platform may draw heightened scrutiny from the regulatory authorities or cause to be paid close attention to our business operation.

The above-mentioned inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws in different jurisdictions, including real estate laws, advertising laws, value-added telecommunication services laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, tort laws, contract laws and property laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

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

Although we have been successful in expanding into new service and product categories and businesses, such as establishing our platform business, we cannot assure you that we will be able to continue our success in our expansion into new service and product categories and businesses in the future. For example, we are cooperating with more real estate developers for new home sales on our platform and we are expanding into adjacent opportunities such as home renovation and furnishing, among others. Meanwhile, we are leveraging our technological capabilities to offer functions such as VR property showing. Our lack of experience with these new service and product categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service and product categories. Moreover, the expansion into new businesses may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service and product categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas. We cannot assure you, however, that we will be able to maintain this momentum in the future. As the conditions of the housing markets in any new local markets may vary significantly from where we currently operate our platform, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant housing data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. If we fail to cooperate with them, such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their familiarity with the local housing customers.

Regulatory uncertainties related to financial services in China could harm our business, financial condition and results of operation.

Our financial services may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and evolving and may be interpreted and applied inconsistently between different government authorities or in different market environments. In particular, the PRC government’s regulatory framework governing the new and rapidly-evolving online finance market and its ancillary services, which concerns the transactions that our platform facilitates between our housing customers and external financial institutions, the cooperation between us and financial institutions and other housing related financial services we provide, is rapidly evolving and is subject to further change, interpretation and uncertainties of local enforcement practice at this stage. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing.”

For example, pursuant to the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, or the CBIRC Circular 37, which were issued in October 2019 and amended in June 2021,to further clarify that residential real estate guarantee companies shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing—Regulations Related to Financing Guarantee.” As we offer guarantee services through guarantee companies under Beike Financial, we are subject to the CBIRC Circular 37 and other regulations related to financing guarantee companies. Beijing Zhongrongxin Financing Guarantee Limited Co., Ltd., a subsidiary of Yiju Taihe, and Shenzhen Beike Financing Guarantee Limited Co., Ltd., one of our PRC subsidiaries, have obtained the license for financing guarantee business. However, as the interpretation and implementation of laws and regulations on financing guarantee are uncertain and still evolving, we cannot assure you that our financing guarantee business do not and will not violate relevant laws and regulations in China.

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

We rely on certain key operating metrics, such as GTV, the number of active real estate brokerage stores and agents on our platform, among other things, to evaluate the performance of our business. Our operating metrics may differ from estimates published by third parties or from similarly titled metrics used by other companies due to differences in methodology and assumptions. We calculate these operating metrics using internal company data. There are inherent challenges in measuring such key metrics and company data, and measurement of such metrics and data may be susceptible to delays and technical errors. If we discover material inaccuracies in the operating metrics we use, or if they are perceived to be inaccurate, our reputation may be harmed and our evaluation methods and results may be impaired, which could negatively affect our business. If investors make investment decisions based on operating metrics we disclose that are inaccurate, we may also face potential lawsuits or disputes.

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

Our business is subject to seasonal fluctuations, normally with relatively weaker performance in the first quarter, consistent with the residential real estate industry in general. The first quarter of each calendar year generally contributes the smallest portion of our annual revenue, primarily due to a reduced number of housing transactions completed during the Chinese New Year holiday period in the quarter. Although the seasonality of our business has been significantly offset by our expanding scale and service offerings, the seasonality fluctuation may still increase in the future. As a result, our results of operations and the trading price of our ADSs may fluctuate from time to time due to seasonality.

Our use of some leased properties for offices and stores could be challenged by external parties or government authorities, which may cause interruptions to our business operations.

Certain lessors of our leased properties for offices and stores have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not have entered into written contracts with our lessors properly for a few of our leased properties in a timely manner and the lessors of such properties may claim to terminate our leases. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties may also be subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease might not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a portion of our leasehold interests in leased properties have not been registered with the relevant PRC government authorities as required by PRC law. The relevant PRC governmental authorities may order us to register the lease agreements within a prescribed time limit. Failure to do so may subject us to a fine ranging from RMB1,000 to RMB10,000 for each lease agreement. As of the date of this annual report, we had not been ordered by any PRC governmental authorities to register any lease agreements and we do not expect the failure to register the lease agreements of these properties to be material to our business and results of operations in terms of revenue contribution.

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

In addition, under the PRC Social Insurance Law and the Administrative Measures on Housing Provident Fund, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The relevant government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries and the VIEs and their subsidiaries have failed to make social insurance and housing fund contributions in full for their employees. In addition, certain of our PRC subsidiaries and the VIEs engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies make such contributions in full in a timely manner, or at all. If the relevant PRC authorities determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Furthermore, pursuant to the Labor Contract Law, dispatched labor is only intended to be a supplementary form of employment, the number of which shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Employment and Social Welfare—Labor Dispatch.” We have historically hired dispatched workers from employment agencies from time to time and the number of dispatched workers may have exceeded 10% the total number of our labor force in the past. Although we aim to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them are always temporary and ancillary in nature. We have formulated and implemented a plan to contain the number of dispatched workers and stay compliant. As of the date of this annual report, the number of our dispatched workers does not exceed 10% of the total number of our labor force. However, we cannot assure you that the number of dispatched workers we use will not exceed 10% of the total number of our labor force as we continue to develop and expand our business. If the number of our dispatched workers exceeds 10% of the total labor force in the future, we could be ordered to rectify within a specified period of time, and could be subject to fines if we fail to do so, which could have a material adverse effect to our business, financial condition and results of operations.

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

We derive certain amount of our revenues from online marketing services and other related services. In July 2016, the SAIC (currently known as the SAMR) promulgated the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, effective September 2016, pursuant to which internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in any form including paid-for search results. Under the Internet Advertising Measures, our online marketing services and other related services may constitute internet advertisement, and we may be therefore subject to additional obligations as an adverting distributor. For example, pursuant to the Internet Advertising Measures, an adverting distributor must examine, verify and record identity information of its advertisers, such as the advertiser’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, it must examine the supporting documentation provided by the advertisers and adverting operators. Where a special government review is required for specific categories of advertisements before posting, the adverting distributor must confirm that the review has been performed and approval has been obtained. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the listings characterized as paid-for search results and the real estate brokerage brands, stores or agents who purchase online marketing and related services or the relevant listings by these brands, stores or agents. On November 26, 2021, the SAMR published the Draft Administrative Measures on Internet Advertising for public comment, or the Draft Measures on Internet Advertising, which is aimed to strengthen the regulation of internet advertising business in various aspects. For example, the Internet Advertising Measures require that users should be able to close pop-up advertisements using one button, and the Draft Measures on Internet Advertising further provide that the pop-up advertisements shall not contain countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, pursuant to the Draft Measures on Internet Advertising, internet advertising operators and distributors shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. Moreover, the Draft Measures on Internet Advertising provide that advertising via live-streaming is subject to the new rules.

Violation of these laws, rules or regulations may result in penalties, including fines up to RMB2 million or of other amount calculated based on the amount of advertising fees, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. Complying with the abovementioned requirements requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the relevant laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations.

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

Following the identification of the material weakness, we have taken measures to remedy the material weakness. Our management has concluded that our internal control over financial reporting was effective as of December 31, 2021 after the remediation. For details on these initiatives, please see "Item 15. Controls and Procedures-Internal Control Over Financial Reporting- Remediation of the Material Weakness in Internal Control over Financial Reporting Reported for the Years Ended December 31, 2019 and 2020."

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

The fair value measurements of short-term and long-term investments inherently involves a certain degree of uncertainty, and such investments may incur fair value losses.

From time to time, we purchase short-term investments, which mainly include bank time deposit and investments in wealth management products issued by financial institutions, and long-term investments. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our investments or we will not incur any fair value losses on our investments in the future. If we incur such fair value losses, our liquidity, financial condition, and results of operations may be adversely affected.

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

Foreign ownership in entities that provide value-added telecommunication services, including online real estate platform services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business, and the major foreign investors are required to have a record of good performance and operating experience in managing value-added telecommunications business. In addition, foreign investment in certain financial services in China is still heavily regulated. For example, there are no detailed regulations on the specific requirements and threshold for the change of a domestic online payment institution into a foreign-invested one, and the approval authority retains considerable discretion in granting the approval of such amendment.

We are a Cayman Islands company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain financial services subject to foreign ownership restriction under PRC laws or certain qualification requirements for foreign investors under other applicable PRC laws and regulations. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through the VIEs and their subsidiaries, which currently hold the value-added telecommunication business license, the license for online payment services, and other licenses necessary for our operation of such restricted business. Our applicable WFOEs have entered into a series of contractual arrangements with the VIEs and their shareholders, respectively, which enable us to (i) exercise effective control over the VIEs, (ii) receive substantially all of the economic benefits of the VIEs, (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the contractual arrangements among our WFOEs, the VIEs and their shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreement and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. If we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;
●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on the operations of the VIEs;
●	placing restrictions on our right to collect revenues;

●	shutting down our servers or blocking our app/websites; or
●	requiring us to restructure our ownership structure or operations;

Any of these events could cause significant disruption to our business operations and severely damage our reputation, which would in turn have a material adverse effect on our financial condition and results of operations. If occurrences of any of these events results in our inability to direct the activities of the VIEs and their subsidiaries in China that most significantly impact their economic performance and/or our failure to receive the economic benefits and residual returns from the VIEs, and we are unable to restructure our ownership structure and operations in a satisfactory manner, we may not be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP.

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our ADSs may decline in value or become worthless if we are unable to assert our contractual control rights over the assets of the VIEs, which collectively held 29.5% of our group’s cash, cash equivalents and restricted cash and 12.9% of our group’s total assets as of December 31, 2021 and contribute to 1.2% of our net revenues in 2021, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

The Baihui Partnership and its related arrangements may impact your ability to appoint Executive Directors and nominate the chief executive officer of the company, and the interests of the Baihui Partnership may conflict with your interests.

Our currently effective articles of association allows the Baihui Partnership to appoint Executive Directors and nominate and recommend the chief executive officer of our company. Any Executive Director candidate duly nominated by the Baihui Partnership shall be approved and appointed by our board of directors and serve as an Executive Director of our company until expiry of his or her terms, subject to removal or termination in accordance with our currently effective memorandum and articles of association. The chief executive officer candidate nominated by the Baihui Partnership shall stand for appointment by the nominating and corporate governance committee of the board of directors. In the event that such candidate is not appointed by the nominating and corporate governance committee, the Baihui Partnership may nominate a replacement nominee until the nominating and corporate governance committee appoints such nominee as chief executive officer, or until the nominating and corporate governance committee fails to appoint more than three such candidates nominated by the Baihui Partnership consecutively, after which time the board of directors may then nominate and appoint any person to serve as the chief executive officer of the Company. See “Item 6. Directors, Senior Management and Employees—Baihui Partnership.” This governance structure will limit your ability to influence corporate matters, including the matters determined at the board level.

In addition, the interests of the Baihui Partnership may not coincide with your interests. The partnership committee of the Baihui Partnership may make further determinations as to, among other things, the allocation of the bonus pool among all partners after the total amount of the bonus pool is determined each year by the board of directors, subject to approval of the compensation committee if such allocations are to partners who are executive officers or directors. These allocations may not be entirely aligned with the interest of shareholders who are not partners. Because the partners may be largely comprised of members of our management team, the Baihui Partnership and its Executive Director nominees may focus on the managerial strategies and decisions and operational and financial targets that differ from the expectations and desires of shareholders. To the extent that the interests of the Baihui Partnership differ from your interests on certain matters, you may be disadvantaged. The Baihui Partnership and its major rights and functions will not become effective until the Baihui Partnership consists of no less than five limited partners. Thus, the Baihui Partnership has yet come into effect as it currently has two limited partners.

In addition, the voting power that the Baihui Partnership may exercise is subject to uncertainties. Pursuant to a POA Arrangement, the Baihui Partnership will exercise the voting rights represented by the shares held by Propitious Global Holdings Limited. As such and to the extent Propitious Global Holdings Limited may dispose the shares it has in the future, the voting power to be exercised through the Baihui Partnership may be reduced. Currently, the partners of the Baihui Partnership are Mr. PENG Yongdong and Mr. SHAN Yigang, each of whom controls 50% of the Baihui Partnership. In case the partners have not reached a consensus with respect to whether and how the Baihui Partnership exercises its voting power or power of appointment and nomination as allowed by our currently effective memorandum and articles of association, such power of Baihui Partnership may not be exercised, which may negatively impact or impose uncertainties on our corporate governance structure.

We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with the VIEs and their shareholders to conduct a portion of our operations in China, mainly value-added telecommunication services and certain financial services. These contractual arrangements, however, may not be as effective as direct ownership in providing us with control over the VIEs. For example, the VIEs and their shareholders could breach their contractual arrangements with us by, among other things, failing to conduct the operations of the VIEs in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to exercise control over the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective under PRC law. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over the VIEs, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

The shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

The shareholders of the VIEs may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to effectively control the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

We may invoke the right under the equity pledge agreements with the shareholders of the VIEs to enforce the equity pledge in the case of any shareholder’s breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. The shareholders of the VIEs have executed powers of attorney to appoint one of our WFOEs or a person designated by the respective WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs with these contractual arrangements, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the effective control over the VIEs by us. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

Contractual arrangements we have entered into with the VIEs may be subject to scrutiny by the PRC tax authorities. A finding that we owe additional taxes could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements in relation to the VIEs were not entered into on an arm’s-length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust income of the VIEs in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by the VIEs for PRC tax purposes, which could in turn increase their tax liabilities without reducing our PRC subsidiaries’ tax expenses. In addition, the PRC tax authorities may impose late payment fees and other administrative sanctions on the VIEs for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if the VIEs’ tax liabilities increase or if they are required to pay late payment fees and other penalties.

We may lose the ability to use and benefit from assets held by the VIEs that are material or supplementary to the operation of our business if either of the VIEs goes bankrupt or becomes subject to dissolution or liquidation proceeding.

As part of our contractual arrangements with the VIEs, these entities may in the future hold certain assets that are material or supplementary to the operation of our business. If either of the VIEs goes bankrupt and all or part of its assets become subject to liens or rights of creditors, we may be unable to continue some or all of our business activities we currently conduct through the contractual arrangement, which could materially and adversely affect our business, financial condition and results of operations. Under the contractual arrangements, the VIEs may not, in any manner, sell, transfer, mortgage or dispose of their assets or legal or beneficial interests in the business without our prior consent. If either of the VIEs undergoes voluntary or involuntary liquidation proceeding, unrelated creditors may claim rights to some or all of these assets, thereby hindering our ability to operate part of our business, which could materially and adversely affect our business, financial condition and results of operations.

Substantial uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance and operations.

The value-added telecommunications services and certain financial services that we conduct through the VIEs and their subsidiaries are either subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment (2021 Version) issued by the Ministry of Commerce and the NDRC, effective January 1, 2022, or certain qualification requirements for foreign investors under other applicable PRC laws and regulations.

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, or the Foreign Investment Law, which became effective on January 1, 2020 and replaced the Sino-Foreign Equity Joint Venture Enterprise Law, the Sino-Foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-Owned Enterprise Law to become the legal foundation for foreign investment in the PRC. Since it is relatively new, uncertainties still exist in relation to its interpretation and implementation. For instance, under the Foreign Investment Law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council of the PRC. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council of the PRC to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council of the PRC, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

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

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our ADSs.

We conduct our business primarily in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and may intervene or influence our operations as the government deems appropriate to advance regulatory and societal goals and policy positions. The PRC government has recently published new policies that significantly affected certain industries and we cannot rule out the possibility that it will in the future release regulations or policies that directly or indirectly affect our industry or require us to seek additional permission to continue our operations, which could result in a material adverse change in our operation and/or the value of our ADSs. Furthermore, the PRC government authorities are continuously strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of relevant governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our business model, monetization methods, daily operation, acquisition, investment and business development. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

The filing, approval or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our offshore offerings under PRC law.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, adopted by six PRC regulatory agencies in 2006 and amended in 2009, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If CSRC approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such CSRC approval, the approval could be rescinded. Any failure to obtain or a delay in obtaining CSRC approval for such offering may subject us to sanctions imposed by the CSRC and other PRC regulatory authorities, which could include fines and penalties on our operations in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC legal counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for our offshore offerings because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether our offshore offerings are subject to this regulation; (ii) we established our WFOEs by means of direct investment and not through a merger or acquisition of the equity or assets of a “PRC domestic company” as such term is defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC legal counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them.

Furthermore, the PRC government authorities may strengthen oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may intervene our operations at any time, which are beyond our control. For instance, the relevant PRC governments promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.

On December 24, 2021, the CSRC published the draft Regulations of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic companies (Draft for Comments), or the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Administrative Provisions may subject the domestic company to a warning and a fine of RMB1 million to RMB10 million. In serious circumstances, the domestic company may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses licenses may be revoked. The period for which the CSRC solicits comments on these drafts ended on January 23, 2022. As of the date of this annual report, the Administrative Provisions and the Draft Measures are still in draft form and there is no schedule for the adoptions of such drafts, and it remains unclear whether the versions adopted will have any further material changes. There remains substantial uncertainties about how these drafts will be enacted, interpreted or implemented and how they will affect our operations and offshore offerings.

Pursuant to Cybersecurity Review Measures which was issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing. Given the Cybersecurity Review Measures were recently promulgated, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. There can be no assurance that whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Draft Regulations on Cyber Data Security, which reiterates the circumstances under which data processors shall apply for cybersecurity review. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect our offshore offerings.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to any offshore offring from the CSRC, the CAC, or any other PRC regulatory agencies that have jurisdiction over our operations. If it is determined in the future that filings or approvals from the CSRC, the CAC, or other governmental requirements are required for our offshore offerings, it is uncertain whether we can or how long it will take us to complete such filings or obtain such approvals, and any such approval could be rescinded even obtained. Any failure to complete such filings, or failure to obtain or delay in obtaining such approvals for our offshore offerings, or a rescission of any such approval if obtained by us, would subject us to sanctions by the CSRC, the CAC, or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our ADSs. In addition, if the CSRC, the CAC, or other regulatory agencies later promulgate new rules or explanations requiring filings, approvals, registrations or other kinds of authorizations for offshore offerings, we cannot assure you that we can complete the filings, obtain the approvals, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain any waiver of aforesaid governmental requirements if and when procedures are established to obtain such a waiver. Any uncertainties and/or negative publicity regarding such an approval or other requirements could materially and adversely affect the trading price of our ADSs.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of relevant statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR or its local counterpart and registration with a local bank authorized by the State Administration of Foreign Exchange, or SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) none of our PRC subsidiaries may procure loans which exceed the difference between its total investment amount and registered capital. Alternatively, our PRC subsidiaries can only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our offshore offerings may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

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

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. We selectively use financial instruments to manage the market risks associated with exposure to fluctuations in interest rates and foreign currency rates. While we may decide to enter into further hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

China’s M&A Rules and certain other PRC regulations establish complex procedures for certain acquisitions of PRC companies, which could make it more difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself and ancillary regulations, these include the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules on M&A, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021, foreign investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a working mechanism office jointly established by NDRC and the Ministry of Commerce before such investment is carried out. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Security Review Rules on M&A specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval processes, including clearance from the SAMR and approval from the Ministry of Commerce, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation, or the SAT, issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and minutes of board and shareholder meetings are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

We are a company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

The United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. A judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our director and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

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

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. Currently certain PRC subsidiaries of ours are enjoying favorable tax rates as high and new technology enterprise. If any of these entities fails to maintain its qualified status, the income tax rate could increase and our business, financial condition and results of operations would be materially and adversely affected.

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

The PCAOB is currently unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. As a result, we and investors in our ADSs are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs will be prohibited from trading in the United States under the HFCAA in 2024 if the PCAOB is unable to inspect or fully investigate auditors located in China, or in 2023 if proposed changes to the law are enacted. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

The HFCAA, which was signed into law on December 18, 2020, states that if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection for the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB is unable to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Hong Kong. The PCAOB identified our auditor as one of the registered public accounting firms that the PCAOB is unable to inspect or investigate completely.

Whether the PCAOB will be able to conduct inspections of our auditor before the issuance of our financial statements on the annual report on Form 20-F for the year ending December 31, 2023 which is due by April 30, 2024, or at all, is subject to substantial uncertainty and depends on a number of factors out of our, and our auditor’s, control. If our ADSs are prohibited from trading in the United States, there is no certainty that we will be able to list on a non-U.S. exchange or that a market for our shares will develop outside of the United States. Such a prohibition would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would materially and adversely affect our business, financial condition, and prospects.

On June 22, 2021, the U.S. Senate passed a bill which would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two. On February 4, 2022, the U.S. House of Representatives passed a bill which contained, among other things, an identical provision. If this provision is enacted into law and the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States in 2023.

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

Risks Related to Our ADSs

The trading price of the ADSs may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on August 13, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for the ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry; and
●	potential litigation or regulatory investigations.

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

In the past, shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. Based on public records, our company and certain of our directors and officers were named as defendants in a putative securities class action filed in the United States. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. When and if we are involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether successful or not, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not Co-Founder or Co-Founder Affiliate as defined in our currently effective memorandum and articles of association, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares.

As of the date of this annual report, holders of our Class B ordinary shares hold 885,301,280 Class B ordinary shares, representing 76.7% of the aggregate voting power of our total issued and outstanding ordinary shares due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Holders of our Class B ordinary shares or their proxy have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Techniques employed by short sellers may drive down the market price of our ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller's interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market momentum and generate profits for themselves after selling securities short.

Public companies listed in the United States that have substantially all of their operations in China have been the subject of short selling. Much of the scrutiny and negative publicity has centered on allegations of a lack of effective internal control over financial reporting resulting in financial and accounting irregularities and mistakes, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result, many of these companies are now conducting internal and external investigations into the allegations and, in the interim, are subject to shareholder lawsuits or SEC enforcement actions.

On December 16, 2021, Muddy Waters Capital LLC issued a short seller report with allegations against us, or the Muddy Waters Report. On December 17, 2021, we announced that the audit committee of our board of directors commenced an internal review into the key allegations raised in the Muddy Waters Report, or the Internal Review, with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a Big-Four accounting firm that is not our auditor. On January 28, 2022, we announced that the Internal Review was substantially complete and that based on such Internal Review, the audit committee has concluded that the allegations in the Muddy Waters Report were not substantiated. Based on public records, our company and certain of our directors and officers were named as defendants in a putative securities class action filed in the United States. See "Item 8. Financial Information-A. Consolidated Statements and Other Financial Information-Legal Proceedings" for more information. Any such allegations may be followed by periods of instability in the market price of our ADSs and the corresponding negative publicity. If and when become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could be forced to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders' equity, and any investment in our ADSs could be greatly reduced or rendered worthless.

With respect to the class action in relation to the allegations in the short seller report, we cannot predict the timing, outcome or consequences of such class action, and there is no basis to conclude at this point whether our defenses will be successful or whether we will be subject to any damages, let alone how much. In the event we do not prevail or we enter into settlement arrangements in the proceeding, we may incur significant expenses, which may materially and adversely affect our financial condition and results of operations.

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

Sales of our ADSs in the public market, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Shares held by our existing shareholders may be available for sale, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Our currently effective memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares at a premium.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our Class A ordinary shares, including Class A ordinary shares represented by ADSs. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of the ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and the ADSs may be materially and adversely affected.

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

When a general meeting is convened, you may not receive sufficient advance notice of the meeting to withdraw the Class A ordinary shares represented by your ADSs and become the registered holder of such shares to allow you to attend the general meeting and to vote directly with respect to any specific matter or resolution to be considered and voted upon at the general meeting. In addition, under our currently effective memorandum and articles of association, for the purposes of determining those shareholders who are entitled to attend and vote at any general meeting, our directors may close our register of members and/or fix in advance a record date for such meeting, and such closure of our register of members or the setting of such a record date may prevent you from withdrawing the underlying Class A ordinary shares represented by your ADSs and from becoming the registered holder of such shares prior to the record date, so that you would not be able to attend the general meeting or to vote directly. Where any matter is to be put to a vote at a general meeting, upon our instruction the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote the underlying Class A ordinary shares represented by your ADSs.

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

Under the deposit agreement, if no voting instruction from you is received, the depositary may give us a discretionary proxy to vote the Class A ordinary shares underlying the ADSs at shareholders’ meetings if we have timely provided the depositary with notice of meeting and related voting materials and (i) we have instructed the depositary that we wish a discretionary proxy to be given, (ii) we have informed the depositary that there is no substantial opposition as to a matter to be voted on at the meeting, and (iii) a matter to be voted on at the meeting would not have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our Class A ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may adversely affect your interests and make it more difficult for ADS holders to influence the management of our company. Holders of our Class A ordinary shares are not subject to this discretionary proxy.

Transfer of our ADSs is subject to limitations.

Our ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time, including without limitation in connection with corporate action events, in emergencies, and on weekends and public holidays. The depositary may refuse to deliver, transfer or register transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary thinks it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our currently effective memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association and our register of mortgages and charges) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

We are currently a “controlled company” as defined under the New York Stock Exchange’s corporate governance rules because Baihui Partners L.P. beneficially owns more than 50% of our total voting power through the voting proxy arrangements with Propitious Global Holdings Limited. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and may rely, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee composed entirely of independent directors. As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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

Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material nonpublic information under Regulation FD.

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

We may be a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company will be considered a passive foreign investment company, or “PFIC,” for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in the consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on our income and assets, including goodwill and unbooked intangibles, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets.

Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

Item 4.	Information on the Company
A.	History and Development of the Company

We commenced operations in 2001 through Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, which was founded in September 2001 by Mr. ZUO Hui, our permanent chairman emeritus. Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. From November 2016 to January 2017, we restructured Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated the financial service business, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, we incorporated Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, to conduct operations related to value-added telecommunication services.

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

In July 2021, we entered into a definitive agreement with Shengdu Home Renovation Co., Ltd. (together with its subsidiaries and affiliates, "Shengdu") and all of its existing shareholders and subsidiaries, pursuant to which we agreed to acquire 100% equity interest in Shengdu, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. Shengdu is a full-service home renovation service provider in China. In April 2022, we entered into an amended the restated framework purchase agreement with Shengdu and its shreaholders, pursuant to which the aggregate consideration for the acquisition is RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity. As of the date of this annual report, we have paid the RMB3.92 billion cash consideration and have purchased 49% of the equity interest in Shengdu. The proposed acquisition is expected to close in the second quarter of 2022.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain financial businesses, our WFOEs entered into a series of contractual arrangements, as amended and restated, with the VIEs, through which we obtained control over the VIEs. As a result, we are regarded as the primary beneficiary of the VIEs and their subsidiaries for accounting purposes, and we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to the variable interest entity structure, please see “—C. Organizational Structure—Contractual Arrangements with the VIEs and their Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

B.	Business Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and complete housing transactions, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2021, we facilitated over 4.5 million housing transactions on our platform with an aggregate GTV of RMB3,853.5 billion.

We own and operate Lianjia, China’s leading real estate brokerage brand and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have more than 20 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

Our Platform

We launched our Beike platform in 2018. Today, Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and complete housing transactions, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and home services. We believe the success of Lianjia, China’s leading real estate brokerage brand which we own and operate on our platform, paves the way for us to build the industry infrastructure and standard, and support the rapid growth of Beike. We implemented through Lianjia’s large network of stores a series of industry “firsts” over the years, including fostering agent collaborations for shared success through our ACN, building a “Housing Dictionary,” promoting authentic property listings, and leveraging technology to digitalize and standardize processes. These efforts have ultimately resulted in Lianjia’s market leadership as well as industry-leading service quality and efficiency, making it a trusted household name. More importantly, Lianjia has laid the foundation for our infrastructure with ACN, operational know-hows, and technology systems that seamlessly integrate our online and offline network that has proven to work at a large scale. We further horizontally extended the core competencies of Lianjia to the Beike platform in 2018 so that we can help hundreds of real estate brokerage brands, including Lianjia, and their affiliated stores and agents to succeed. Meanwhile, we created an even more scalable infrastructure by a series of efforts, including digitalizing and standardizing three key components, namely, technology, transaction process and service quality to specifically address the challenges facing our industry.

Below is a diagram illustrating the composition and structure of our platform:

Beike Ecosystem
Brands
Stores
Agents
Housing Customers
Real Estate Developers
Home Renovation and Other Service Providers
Ecosystem Participants
SaaS
Customer Front End
Community-centric Network
Talent Development
Signing-to-closing Support
Insights & AI
RealSee VR
Payment & Escrow
Modules
Infrastructure
Agent Cooperation Network
Operating System

Our Beike platform is an open platform for participants in the housing related industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, to enjoy smooth housing transactions with high-quality real estate brokerage brands, stores and agents. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers to benefit from our technology and extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our ecosystem participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric network, technology applications, training and recruiting programs and transaction service centers.

Our service offerings to ecosystem participants mainly include:

●	To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of housing customers. These services primarily belong to three categories: (1) brokerage services relating to existing and new home sales and home rentals; (2) signing-to- closing support that include contract service, secure payment, escrow, among other things; and (3) home renovation and furnishing services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle professionally and efficiently.
●	To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

●	To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include brokerage services, sales planning, reception services, online marketing as well as innovative tools.

We have three main revenue streams, namely existing home transaction services, new home transaction services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. In addition, we generate revenues from a variety of other housing related services, such as home renovation and furnishing services.

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

Agent Cooperation Network (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on Beike platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents’ rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote cooperation and information sharing among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China’s housing related industry and goodwill accumulated throughout our 20-year operation of Lianjia, ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles. In 2021, 76% of the existing home sales completed on the Beike platform involve cross-store collaborations and 37% involve cross-brand collaborations following our ACN.

Our ACN encourages connection and collective work in conducting housing transactions by agents from both buy side and sell side on our platform. A home buyer’s initiating agent can choose to cooperate with other buy-side agents who have more relevant transaction expertise or resources, and share commissions with the agent who closes the transaction. Under ACN, commission is allocated automatically based on agents’ various roles in a housing transaction, and is not based on negotiations among agents.

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

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents’ operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI. As of December 31, 2021, we had approximately 4.3 million authentic property listings for existing home sales.

Modules in Our Infrastructure

Based on our ACN, we have been constantly innovating and building various modules to supplement our infrastructure that serves participants on our platform, such as agents, brokerage stores and brands, housing customers, and real estate developers. Examples of modules include SaaS systems for agents and store managers, Beike front end for housing customers, AI technology and applications as the foundation of our platform, virtual reality technology that benefits agents, housing customers and real estate developers, community-centric network that serves housing customers offline, payment solutions tied to electronic wallets that enable secure online and offline transactions, transaction service centers that streamline the transaction process for agents and housing customers, title clearance and escrow services that effectively help with closing, as well as agent development and recruiting services for agents and store managers. Together with ACN, these modules form integral parts of our infrastructure supporting various phases of housing transactions and other housing related services offered on our platform.

SaaS Systems

We provide various SaaS systems to our ecosystem participants. We empower agents and brokerage stores through our SaaS systems, which incorporate the cooperation mechanisms that we envision in ACN and many other tools and functions relating to housing transactions and services. We implement A+ SaaS system for connected brokerage stores and agents and Link SaaS system for Lianjia personnel. Link SaaS system includes functional support for our internal operation and is otherwise substantially the same with A+ SaaS system. Assisted by the SaaS systems in their day-to-day work, agents and store managers can seamlessly follow our digitalized and standardized housing transaction process. Agents and store managers can access the cloud-based SaaS systems conveniently through desktop application, website, or mobile application. We also provide SaaS systems for home renovation service providers. See “— Home Renovation and Furnishing Services—Home SaaS for Renovation and Furnishing.”

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

For existing home listings, customers can view visual presentations including virtual reality or pictures, floor plans, certificate of the brokerage store, comments from agents on the listing and past transaction history in the same neighborhood. Additionally, for new home projects, we provide an introduction to floor plans offered by the projects, updates relating to the sales, comments from agents and discussion among other housing customers. For rental listings, we also specify facilities and furniture provided by the landlord and details of rent, commission and deposit, and display a draft contract for reference. In addition, we include neighborhood information extracted from our Housing Dictionary, such as transportation, education, healthcare and entertainment resources and other services, so that housing customers can take these into consideration.

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

Our Community-centric Network

Property transactions are generally high in value and involve high-risk, which requires substantial information analysis and research prior to consummation. Unlike a click-and-buy product, every residential property is unique in various aspects, such as location, property features, conditions and age, resulting in different values. Convenient accessibility and abundant local insights and knowledge on the community often carry heavy weights when housing customers select real estate brokerage agents in housing transactions. Furthermore, as China is a populous country, residential communities with high population density are prevalent in urban areas. Focusing on community outreach and engagement, community-centric network serves as convenient access points for local walk-in housing customers and as tangible offline touchpoints of our platform.

Our extensive network allows our platform to amass housing information offline and gain local insights in customer needs and property features. The connections between customers and agents through our online platform allow customers to quickly find stores and agents offline for speedy, efficient and convenient delivery of local service. In addition, the supporting tools available on our platform empowers store managers to build and manage larger teams of agents and increase operational efficiency at store level, solidifying our advantages as an integrated online and offline platform. As each store functions as a working unit, where store managers perform managerial functions, we are able to maintain operational efficiency as our scale continues to grow.

Working in a larger-sized team also helps increase productivity of agents, where one could build business rapport with the colleagues and get more motivated to perform better.

In recent years, an increasing number of stores on our platform start to offer complimentary convenience services, such as printing, charging, and internet browsing, to community residents. Through these high-frequency interactions, our agents are able to build connections with housing customers, which not only generates effective housing transaction leads, but also positions us well for other housing related services, such as home renovation and furnishing, and home services.

Professional Development and Support

As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents and home renovation service providers on our platform through offline trainings and online courses. See also “—Home Renovation and Furnishing Service—Craftsman (Jinggong) Academy.”

Signing-to-closing Support

We offer comprehensive signing-to-closing transaction support to our housing customers. These services include contract service, secure payment, escrow, among other things.

Online and Offline Transaction Service Centers

A housing transaction is typically a stressful exercise that involves many steps and procedural formalities in China, such as submitting purchase agreement to the housing administration, paying taxes to the taxation authority, conducting title transfer and registration of housing ownership with the municipal housing administration, and completing loan application with a bank and/or guarantee services with a guarantee company. These steps often take weeks and involve tens of visits to different locations. To reduce the hassle for both housing customers and agents, we operate the NTS, our proprietary comprehensive online transaction support system available on Beike platform. Through the NTS, housing customers are able to accomplish many necessary transaction steps, such as signing the contracts online and submitting the contracts to the relevant housing administration. The NTS also makes transaction process visible via our apps and websites, which allows customers and agents to monitor various transaction steps and to provide feedbacks and inputs online.

In addition to the comprehensive online transaction support, we have established offline transaction service centers to facilitate housing transactions, helping housing customers and agents transfer property titles and complete administrative procedures seamlessly and effortlessly. We have opened transaction service centers in cities we entered and collaborate with banks, guarantee companies, real estate appraisers, and government agencies and station their personnel on-site. Our transaction support staff are also available to help with various administrative procedures in the transaction service centers. As a result, housing customers and agents are able to complete most steps necessary to close a transaction in our transaction service centers.

Combining the online NTS and the offline administrative support, we believe that our platform makes transactions much easier, saves time and cost, and leads to elevated customer experience.

Payment and Escrow Services

In 2014, we established eHomePay, an online payment platform providing digital payment processing services in housing transactions. As a licensed online payment platform, eHomePay also creates electronic wallets for participants on our platform. These electronic wallets are instrumental in automated accounting, settlement, and disbursement of funds from customers to real estate brokerage stores and agents.

Also functioning as an escrow service, eHomePay solves the trust problem in housing transactions in China where home buyers are concerned with whether the property titles to be received are free of encumbrance after making the payment, and home sellers are unwilling to transfer titles until they receive payment confirmation. The eHomePay platform would operate an escrow account to ensure both the buyer and the seller fulfill their obligations. The eHomePay platform enhances customer experience and ensures payment security, which in turn strengthens our brand image and attracts more customers to our Beike platform. Our eHomePay possesses a valid license granted by the People’s Bank of China.

Other Modules

The modules in our infrastructure also include our insights and AI applications, as well as virtual reality and other technologies. See “—Insights and AI Applications” and “—Our Technology and Research and Development—RealSee Virtual Reality.”

Real Estate Brokerage Brands on Our Platform

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2021, there were over 406,000 active agents and over 45,000 community-centric active brokerage stores on our platform, representing 300 real estate brokerage brands. As of December 31, 2021, there were over 454,000 agents and over 51,000 brokerage stores on out platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

Lianjia Brand

We started to operate real estate brokerage business under “Lianjia” brand in housing transactions and services industry in 2001 and Lianjia has been recognized as “China’s Famous Brand.” Through Lianjia, we provide brokerage services to housing customers, offer marketing and sales services to real estate developers for new home sales and extend brokerage business to home rentals. Leveraging our strong online and offline operational capabilities, we implemented through Lianjia a series of industry “firsts” and successfully developed rules, operational know-hows, AI and technology systems that resulted in superior service quality and efficiency. For example, Lianjia was among the first to propose tripartite agreements in housing transactions, including brokerage service providers as a party to provide full transparency and elevated trust. Housing Dictionary was launched on Lianjia in 2008. Lianjia pioneered the migration from offline to online through launching Lianjia.com in 2010 and building its own Link SaaS system ahead of our peers. Lianjia also established the prototype of ACN in 2011, which we tested and refined before rolling out on Beike.

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, Lianjia has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 20 years. Many ACN rules developed during Lianjia business operations, including authentic property listings, were compiled to guide Lianjia agents. Lianjia also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire Beike platform.

We screen and recruit high-quality agents on Lianjia and train them to provide efficient and professional services to housing customers. Lianjia has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses. Approximately 46% of Lianjia agents were college graduates or above as of December 31, 2021. In particular, approximately 48% of Lianjia agents in Beijing and approximately 68% of Lianjia agents in Shanghai were college graduates or above as of December 31, 2021.

As of December 31, 2021, Lianjia had approximately 108,000 active agents and over 112,000 agents, and approximately 6,900 active offline brokerage stores across 29 cities in China and approximately 7,300 brokerage stores. As of December 31, 2021, Lianjia had over 26,800 and 20,700 active agents, as well as over 1,400 and approximately 1,000 active brokerage stores, in Beijing and Shanghai, respectively. Although the GTV served by Lianjia brand contributes to a significant portion of our total GTV, we expect its contribution as a percentage of our total GTV will decrease over time along with the proliferation of our platform.

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

In cities other than Beijing and Shanghai, many other real estate brokerage brands have joined our platform because of Lianjia’s proven track record and market leadership. Today, Lianjia serves as the beacon for other brokerage brands on our platform thanks to its high operational efficiency, top-notch customer services and well-trained agents. Lianjia complies with qualifications and rules that we consistently implement on Beike platform just like other brokerage brands and is subject to a higher standard in many cases, such as the education level of its agents.

Deyou Brand

We own Deyou brand, which is offered for connected brokerage stores that seek for the branding effect and access to solutions offered by Beike platform. Participating brokerage stores can reduce their operating cost, increase business efficiency and productivity, enhance exposure to updated market news and industry trends, gain access to extensive authentic property listing inventory and gain high-quality customer leads on Beike platform. They are able to keep the culture of being a small team while enjoying the full-fledged infrastructure of a tremendous platform and cooperating within our extensive network.

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2021, our platform connected 299 real estate brokerage brands other than Lianjia, which operated approximately 38,000 active brokerage stores with approximately 299,000 active agents. As of December 31, 2021, approximately 86% of the existing home listings on our platform were posted by agents affiliated with connected stores, including stores operated by our franchise brand Deyou. In 2021, approximately 64% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

We generally enter into cooperation agreements with other brokerage brands. Under these agreements, we offer the brokerage brands access to the authentic property listing inventory and modules on our platform. The brokerage brands, in return, would commit to following our ACN as well as other protocols and practices on the platform and subscribe to an agreed-upon fee structure depending on the depth of cooperation. The cooperation agreements also specifically allocate responsibilities between the brokerage brands and us so that we are not responsible for the lawsuits and disputes arising from the brokerage brands’ business activities.

Cooperation with Real Estate Developers

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. The number of new home projects on our platform was over 9,000 as of December 31, 2021. New home sales through our platform generated an aggregate GTV of RMB1,608.6 billion in 2021. While we continue to gain trust and mind share in the new home sales market, our receivable turnover remained healthy at 97 days in 2021, as a result of our robust and comprehensive risk assessment measures.

We have various cooperation methods with real estate developers. For example, we enter into strategic cooperation with big real estate developers to get favorable terms for facilitating the sales of their new home projects. We also have local business development teams that directly cooperate with individual new home projects under various cooperation modes. For new home sales facilitated by us, the real estate developer typically pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. Also, when a real estate developer requires us to allocate more resource and focus on a certain project within a certain time period to boost sales, they will pay us a deposit in advance.

In addition, as China’s housing market becomes more competitive, the real estate developers are under pressure to refine their marketing and sales strategy to increase their operation efficiency and compete more effectively. Based on our extensive industry know-how, we developed a prototype SaaS solution tailored to address real estate developers’ evolving needs for effective sales and marketing. Leveraging technologies such as cloud computing, virtual reality and artificial intelligence, the system can empower our real estate developers in many business scenarios.

Home Renovation and Furnishing Services

Leveraging close connection between our agents and housing customers, we started to provide home renovation, re-modeling, and home furnishing services to our customers. We officially launched our home renovation and furnishing services, Beiwoo, in April 2020, aiming to offer a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing services, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair. We actively explore our customers’ needs for home renovation through our online platform, brokerage stores, and experience centers. Recognizing the lack of standardized service procedure and poor service performance in the industry, we are committed to offering smooth home renovation and furnishing services through standardized and visualized practices. In our Beiwoo mobile app, customers may browse through portfolios of various independent interior designers and explore their personalized renovation plans. We also use VR to virtually show our customers what their homes will look like in the future through RealSee VR technology, which features a realistic experience. During the actual implementation of the renovation plans, we have established detailed standards and practices for each step of the core service process and use technology tools and AI algorithms to plan, manage, monitor and coordinate the renovation process. We cooperate with qualified and strictly selected contractors and directly control the supply chain. We purchase high-quality supplies, distribute and deliver the supplies through our own supply chain, and manage construction teams to execute the work. In addition, housing customers are able to observe the working site in a real-time manner and track the renovation progress online through the app, which improves the transparency of the renovation and furnishing services. We have also implemented multiple service commitments to our customers, including, among others, providing four visits for on-site maintenance and repair services within two years after the completion of renovation and paying damages for unreasonable delay. We believe that our standardized, visualized service process leads to superior and care-free experience to housing customers, which further improves customer stickiness.

In July 2021, we entered into an acquisition agreement with Shengdu, a full-service home renovation service provider in China. The proposed acquisition is expected to close in the second quarter of 2022. We believe the proposed transaction would enable us to realize the strategic synergies across the industry chain, and further strengthen our capabilities in providing better renovation and furnishing services to satisfy the evolving needs of housing customers.

Home SaaS for Renovation and Furnishing

We launched Home SaaS for renovation and furnishing, an all-in-one SaaS that empowers home renovation professionals to manage the entire lifecycle of their projects in one place. Our system enables them to capture sales leads, manage customer and supplier relationship, perform managing and supporting functions, design the remodeling plan, sign contracts, schedule payments, implement the construction plan and manage the supply chain.

Craftsman (Jinggong) Academy

To address the lack of skill and career development infrastructure for renovation service providers in China, we established Craftsman (Jinggong) Academy in September 2021, a full-service vocational training base to provide a comprehensive step-by-step training system that caters to renovation service providers’ upskilling needs. Located in Beijing, China, Craftsman Academy occupies over 2,000 square meters and features six lecture rooms and nine training labs, designed specifically to replicate the real-world residential renovation sites to provide participants with a practical learning experience. Aiming to build the industry standards and enhance the overall service quality, our training courses are tailored to meet the specific needs of service providers across the entire home renovation value chain, including leads consultants, account managers, interior designers, surveyors, engineers, general contractors and construction workers, among others.

We offer various levels of training to our home renovation service providers, including: (i) a mandatory pre-job orientation that equips new joiners with basic knowledge and skills related to renovation; (ii) a hands-on training program that involves skills essential to the practice of various trades, such as plumbing, carpentry, masonry, interior and exterior finishing, electrical wiring, tile setting, painting, installation, roof construction, among others; and (iii) a leadership training camp that offers interdisciplinary courses and introduces advanced management skills for people at senior levels. We believe our comprehensive training courses will empower service providers and increase their professional skills, thereby enhancing the service quality and our value propositions to housing customers.

Insights and AI Applications

Our platform generates a significant amount of insights from historical property information, interactions on our platform, and transactions that we facilitate. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These valuable insights help us provide customized products and services, match agents with listings, housing customers, and facilitate transactions.

Our Housing Dictionary

We launched Housing Dictionary in 2008 and have been building it for over a decade. Housing Dictionary is the largest and most comprehensive residential housing knowledge base in China today, according to the CIC Report. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2021, our Housing Dictionary covered approximately 257 million properties. Agents on our platform can browse information relating to their own cities in Housing Dictionary through our SaaS systems. Agents can supply new property information or raise amendment through mobile app, Weixin mini program and other entrances. Through Housing Dictionary, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

Artificial Intelligence (AI) Applications

We have provided some of our AI applications to other ecosystem participants. Examples of the AI applications on our platform include:

●	Intelligent search and prediction. We use advanced machine learning algorithms such as relevance ranking and click-through-rate prediction to produce high-quality search results. We use deep learning algorithms to intelligently predict the transaction probability of a property listing based on static features and time series features. We also provide valuation services using our proprietary algorithm based on Housing Dictionary and extensive transaction history.
●	Beike’s Pick. We have deployed Beike’s Pick that recommends high-quality property listings to housing customers based on a rating system that considers factors such as property features, property viewing history, and property showing records. Based on housing customers’ profiles, we are able to predict their interests on Beike’s Pick properties with high accuracy and push the listings to their agents before pushing the listings to corresponding agents, resulting in higher conversion rate. In general, property listings on Beike’s Pick enjoy more exposure on our platform, resulting in faster transaction decision, shorter transaction period and higher conversion rate.
●	Textual and speech assistant. We have developed Smart Chat using natural language processing (NLP) algorithms to provide intelligent customer services to housing customers through instant messaging system. We have also developed and continue to upgrade our AI Assistant (Xiaobei) to provide agents with real-time interactive feedback and training, and offers smart management functions to store owners, thereby increasing transaction efficiency and service quality. In 2021, agents used AI Assistant to assist in 86 million home transaction consultations, and adopted over 40% of its suggestions.
●	Futurehome renovation system. We have developed Futurehome, an AI-empowered system that features automatic generation of home renovation and furnishing plans. It can also generate interactive floor plans and 3-dimensional within minutes. Once the floor plan has been created, our housing customers may walk through and experience the renovation design through rendered high-definition visual presentations. Futurehome makes it easy for renovation service providers to create and analyze multiple plans for one project with different layouts and costs, thereby helping housing customers to make better decision.

Our Technology and Research and Development

We aspire to lead the innovations in the new era of China’s housing related industry by leveraging our technologies. Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, and closing management. We have developed our AI technologies specifically to increase business operational efficiency on our platform and of our agents. See “—Insights and AI Applications.” Our platform also provides agents, real estate developers, and housing customers with access to advanced virtual reality options to enrich customer experience.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB1,571 million, RMB2,478 million and RMB3,194 million (US$501 million) in research and development in the years ended December 31, 2019, 2020 and 2021, respectively.

Our research and development team includes engineers that build and maintain our infrastructure, AI algorithm engineers that conduct modeling and algorithm research, security and risk management engineers that focus on cybersecurity and risk control, infrastructure maintenance engineers that maintain the stability of our platform, platform development engineers that develop and implement products and services on our platform, and virtual reality engineers that specialize on RealSee virtual reality products.

Technological Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operational efficiency. We currently rely on our three data center rooms, as well as third-party cloud services such as Tencent Cloud, for our computing, storage, bandwidth, content delivery network, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system in a relatively short time. As of the date of this annual report, we have not experienced any service outbreak that materially affected our business operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The proper functioning of technologies deployed by our platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.”

RealSee Virtual Reality

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

Our Environmental, Social and Governance (ESG) Initiatives

We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations. With the unprecedented challenges regarding climate change and the COVID-19 pandemic, we have become more active to take on social responsibilities and we will continue to bring innovations to better serve everyone in our society. We are committed to operating on an ethical and compliant basis and elevating service experience through technological innovation. We will continue to promote a diverse and inclusive environment for talents, and pursue environmentally friendly operations following the principles of low carbon economy, thereby contributing to public welfare and helping build a wonderful community.

Environmental Sustainability Initiatives

With an understanding of the impact of climate change to our long-term development, we actively promote environmental sustainability and have put forward a “Green, Intelligent, Community+” development strategy. Through technological innovations, we aspire to promote the digitalized economic development following the principles of low carbon economy, tackle the challenges of climate change, and make contributions to global carbon neutrality. Our innovative technologies, such as VR initiatives, help reduce the hassle for offline commutes, and contribute to reduction of greenhouse gas emission associated with transportation. We advocate for green office practices to reduce our carbon footprint and constantly raise the awareness of environmental protection among our employees. For example, we actively promote paperless online contract signing in existing home sales and home rentals, and we have saved around 47.2 million sheets of paper in 2021 through online contract signing. We also take a series of energy-saving measures to improve energy efficiency for daily operations in our stores, such as promoting energy-efficient appliances and refined management of energy consumption to realize intelligent use of electricity. Our Huaqiao Academy was designed, constructed and operated following the green building standards and has received the certificate of Green Building Design Label. The building was designed with an energy-saving rate of 50%, a green space ratio of 30%, and a reusable and recyclable material utilization rate of 6%.

We are committed to supporting non-profit organizations devoted to protecting the environment. Through Beijing Lianjia Public Welfare Foundation, a charitable organization established in July 2016 where we act as the co-sponsor, we provide funds to charitable organizations in various areas between 2018 and 2020. We are currently supporting three influential environmental organizations, including: (i) a leading research center dedicated to connecting and analyzing environmental data, building information platforms on environmental protection and promoting green decision-making in government policies and business activities; (ii) a non-profit organization devoted to combating pollution through applying ecological data analytics and promoting public participation; and (iii) a long-standing non-profit organization dedicated to water protection and resource management that has conducted lots of field work.

In 2020, we jointly initiated the Blue Ocean Campaign, a low-carbon public welfare project, aimed at protecting and restoring mangroves in coastal wetland in Fujian, China. By the end of 2020, 109,000 mangroves had been planted in Fujian through this program, which will sequester an estimated 1,100 tons of carbon in the coming 40 years, according to data from a nonprofit group focusing on ecological protection in China. In November 2021, this project won an environmental award from China’s Green Economy Development Forum for its continuous efforts to leverage virtual reality technology to inspire green lifestyle and help reduce carbon footprints.

Social Responsibility Initiatives

We believe by integrating industrial advantages with community welfare, we are on the right path to promote efficient and sustainable community development. As the leading platform for housing transaction and services, we are able to support our communities through diversified interaction mechanisms and charity activities to meet community needs.

Elderly Care Service. We initiated an ongoing elderly care program where our agents teach elderly in the community to use smart phones through regular workshops and free Q&A sessions. As of December 31, 2021, the program has been established in over 2,000 communities in 48 cities nationwide, providing around 300,000 times of services to the elderly.

Rural Development. We are committed to providing charitable contributions to the underserved communities in China, many of which are in rural areas. We hope to leverage the power of our platform to address the living needs of these communities and offer localized and effective solutions. As of December 31, 2021, we contributed more than RMB70 million to the initiatives related to poverty relief, rural development and community charity, among other things. In addition, as of December 31, 2021, we have provided funding support for the education of nearly 80,000 students in rural areas in China, and have donated 201 charity libraries with over 600,000 books and contributed to funds that built 12 primary schools in less developed areas in China.

College Entrance Examination rest area. To support the community members’ efforts in pursuing higher education, we launched the initiative in 2015 to offer comprehensive services and modify our stores as rest areas during the two or three-day period of the National College Entrance Examination in China.

Corporate Governance

We have built a sound corporate governance structure to ensure the effectiveness of our management. The board of directors authorized the nominating and corporate governance committee to oversee ESG-related issues and perform relevant ESG governance responsibilities on behalf of the board. Following the framework of COSO (The Committee of Sponsoring Organizations of the Treadway Commission) framework, we have built a risk management structure consisting of three lines of defense to identify and analyze financial and non-financial risks during operations and established effective risk prevention and control mechanisms to achieve long-term operational stability.

Initiatives to Support the COVID-19 Campaign

We believe it is our responsibility to stand out in difficult times and our commitment to society is embodied in our efforts during the COVID- 19 outbreak. We proactively supported China’s nationwide efforts to contain the spread of COVID- 19 and launched a variety of initiatives to combat the pandemic. To promote better corporate governance, we formed an emergency committee to lead our efforts promptly after the outbreak. We also prioritized the well-being of our employees and the real estate agents on our platform by enforcing daily health checks and encouraging working-from-home arrangements to reduce the risk of contracting the disease to the extent possible. In addition, we launched free online courses on maintaining productivity in times of adversity.

At the same time, we took responsibility to support the communities. We made an RMB10 million donation to the China Red Cross Foundation to fund purchases of negative pressure ambulances, and donated face masks to a city in Hubei Province that suffered severely from the COVID- 19 pandemic. Our local branches also provided monetary support and supplies and organized fund-raising events to support the campaign. Moreover, to utilize our nationwide network, we encourage the brokerage stores on our platform to reach out to the anti-disease authorities in the communities to offer support, such as conducting body temperature checks and disinfecting public areas. We also established an initiative to organize emergency service centers in the communities to distribute supplies and receive packages. We believe our supportive efforts in this special time strengthened our ties with the communities we serve and consolidated our long-standing value in being socially responsible.

Marketing and Branding

We promote our platform and enhance brand awareness through a variety of online and offline branding and business development activities. We cooperate with websites and mobile apps, particularly popular search engines and social media platforms, for online and mobile marketing. We also conduct offline marketing primarily in the form of promotional events, posters, and television commercials. For example, in Chinese New Year holidays in 2019 and 2020, we engaged in extensive promotional activities in forms of television and movie advertising and posters in the transportation system. We also organized the 2019 New Brokerage Business Summit in November 2019 to welcome various participants in the industry, during which we also launched our new products and services. In addition, we started to sponsor the China Women’s National Volleyball Team in January 2020 for a period of two years.

We believe that our high-quality real estate brokerage services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from housing customers through facilitating housing transactions, they often refer us to their families, friends and social acquaintance, or return to our platform when they have other housing related needs, be it home rentals, renovation or other services.

As of December 31, 2021, we had 6,015 business development and supporting staff engaged in expanding our business geographically. We follow a standard process to enter a new geographic area. After enlarging the information in the Housing Dictionary of the target city to reach a satisfying level, we will set out our business development team to reach out to local real estate brokerage stores that share similar vision and values with us to discuss on potential cooperation. As soon as we have built a comprehensive network of stores, agents and listings, we would then open offline stores and connect that city onto our online platform.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2021, we had 874 patents registered and 1,091 pending patent applications. We also owned 5,538 registered trademarks, 1,307 pending trademark applications, copyrights to 612 software programs developed by us relating to various aspects of our operations, and 113 registered domain names, including ke.com and Lianjia.com.

We seek to protect our technology and associated intellectual property rights through a combination of patent, copyright and trademark laws, as well as license agreements and other contractual protections. In addition, we enter into employment agreements with confidentiality arrangements with our employees, and cooperation agreements with confidentiality arrangements with brokerage brands and business partners to protect our proprietary rights. The agreements we enter into with our employees also provide that all patents, software, inventions, developments, works of authorship and trade secrets created by them during the course of their employment with us are our property.

We intend to protect our technology and proprietary rights vigorously. We have employed internal policies, confidentiality agreements, encryptions and data security measures to protect our proprietary rights. From time to time, third parties may initiate litigation against us alleging infringement of their proprietary rights or declaring their non-infringement of our intellectual property rights. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our failure to protect our intellectual property rights may undermine our competitive position, and external infringements of our intellectual property rights may adversely affect our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have been and may be subject to intellectual property infringement claims or other allegations, which may materially and adversely affect our business, financial condition and prospects.”

Competition

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for value-added services related to housing transactions.

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

Regulation

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are governed by the PRC Company Law, as amended in 2005, 2013 and 2018. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law, or the Foreign Investment Law, is promulgated by the National People’s Congress of the PRC on March 15, 2019 and took effect on January 1, 2020, which replaced the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the PRC Wholly Foreign-owned Enterprise Law. The Foreign Investment Law implements the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to the Foreign Investment Law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council of the PRC. According to the Foreign Investment Law, the State Council of the PRC shall promulgate or approve a list of special administrative measures for access of foreign investments, or the 2021 Negative List. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the 2021 Negative List. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the 2021 Negative List for making investment in “restricted” industries.

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

On December 26, 2019, the State Council of the PRC further issued the Regulations on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restate certain principles of the Foreign Investment Law and further provides that, among others, (1) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Act of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; (2) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2020 version), or the Encouraged Industry Catalogue, which was promulgated on December 27, 2020 and took into effect on January 27, 2021. Industries not listed in the 2021 Negative List and Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

Pursuant to the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises promulgated by the Ministry of Commerce, on October 8, 2016 and amended on July 30, 2017 and June 29, 2018, respectively, establishment and changes of foreign investment enterprises not subject to the approval under the special entry management measures shall be filed with the relevant commerce authorities. However, as the Foreign Investment Law has taken effect, the Ministry of Commerce and the SAMR jointly approved the Foreign Investment Information Report Measures, or the Information Report Measures, on December 19, 2019, which took effect on January 1, 2020. According to the Information Report Measures, which repealed the Provisional Administrative Measures on Establishment and Modifications (Filing) for Foreign Investment Enterprises, foreign investors or foreign invested enterprises shall report their investment related information to the competent local counterpart of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

The NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review of Foreign Investment, or the Security Review Measures on the Foreign Investment on December 19, 2020, which came into effect on January 18, 2021. Pursuant to the Security Review Measures on the Foreign Investment, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. The Security Review Measures on the Foreign Investment define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. It further require that foreign investors or their domestic affiliates to apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations Related to Real Estate Brokerage Business and Real Estate Agency Enterprises

Pursuant to the PRC Urban Real Estate Administration Law, the real-estate agencies include real-estate brokerage agencies. Real estate agencies are required to have: (a) their own names and entities; (b) fixed premises to offer services; (c) necessary property and fund for operation; (d) adequate number of professionals; and (e) other conditions stipulated by laws and administrative regulations. To establish a real estate brokerage agency, one shall apply for incorporation registration of such real estate brokerage agency with the competent local counterpart of SAMR to obtain its business license before opening its business operation.

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

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry as jointly promulgated and implemented on July 29, 2016 by the MOHURD, NDRC, MIIT, People’s Bank of China, or the PBOC, SAT, SAIC and China Banking Regulatory Commission, governmental departments undertake enhanced regulation of real estate brokerage institutions. Real estate brokerage institutions are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the competent real-estate department and prepare specification of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or other relevant information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appoints. Property information shall be removed within 2 working days upon its sale or rental.

According to the Circular on Preventing Operating Loans from being Illegally Flowed into Real Estate Sector as jointly issued by the MOHURD, the PBOC and the China Banking and Insurance Regulatory Commission, or the CBIRC on March 26, 2021, banking financial institutions are required to formulate a “White List” of intermediary agencies and shall not cooperate with any intermediary agency which assists any borrower to illegally obtain operating loans. In addition, this circular also prohibits real estate agencies from providing any consultations or services related to financial products of operating loans which are guaranteed by the buyer’s real estate and inducing any buyer to illegally use the funds from operating loans. When providing the real estate brokerage services, real estate agencies shall request home buyers to undertake in writing that they do not misuse operating loans to fund the housing transactions. The local branches of the MOHURD will also establish a “Black List” to record the offending real estate agencies and real estate brokers, and will regularly disclose cases of violations.

On July 13, 2021, the MOHURD and other seven PRC regulatory agencies issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order, which aimed to strengthen the rectification of improper or illegal behaviours in real estate development, sales and leasing of properties, and property services by ways including, among others, rectifications of publishing false information of properties and illegal advertisements.

On October 23, 2021, the National People’s Congress of the PRC authorized the State Council of the PRC to launch a five-year pilot property tax reform program in selected regions where the owners of residential and non-residential properties (excluding rural households) will be required to pay property tax. The State Council of the PRC has the discretion in deciding where and how the property tax will be implemented and administrated.

Regulations Related to Value-Added Telecommunications Services

Regulations on Value-Added Telecommunications Services

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

The Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the MIIT in 2009 and most recently amended in July 2017, or the Telecom License Measures, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to the Telecom License Measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business, or the VATS License. The Telecom License Measures also provides that an operator providing value-added services in multiple provinces is required to obtain a cross-region VATS License, whereas an operator providing value-added services in one province is required to obtain an intra-provincial VATS License. Pursuant to the Telecom License Measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its VATS License.

Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry of the PRC (the predecessor of the MIIT) on February 21, 2003 and last amended by the MIIT on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services. The “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a VATS License for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, or the Internet Content Measures, which was promulgated by the State Council of the PRC on September 25, 2000 and amended on January 8, 2011, sets out guidelines on the provision of internet information services. The Internet Content Measures classifies internet information services into commercial internet information services and non-commercial internet information services. Pursuant to the Internet Content Measures, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. The Internet Content Measures requires that a provider of commercial internet information services shall obtain a VATS License for internet information services. The Internet Content Measures further requires that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the MIIT.

Regulations Related to Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2021 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council of the PRC on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval.

In 2006, the predecessor to the MIIT issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular further requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in relevant PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the MIIT or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

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

Regulations Related to Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress of the PRC enacted the revised Advertising Law of the PRC, or the Advertising Law, effective on September 1, 2015 which was most recently amended in April, 2021. The Advertising Law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. The Advertising Law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

On July 4, 2016, the SAIC (currently known as the SAMR) issued the Interim Administrative Measures on Internet Advertising, or the Internet Advertising Measures, which came into effect on September 1, 2016. The Advertising Law and the Internet Advertising Measures require that online advertisements may not affect users’ normal use of internet and internet pop-up ads must display a “close” sign prominently and ensure one-key closing of the pop-up windows. The Internet Advertising Measures provide that all online advertisements must be marked “advertisement” so that consumers can distinguish them from non-advertisement information. Moreover, the Internet Advertising Measures require that, among other things, sponsored search advertisements shall be prominently distinguished from normal research results and it is forbidden to send advertisements or advertisement links by email without the recipient’s permission or induce internet users to click on an advertisement in a deceptive manner.

On November 26, 2021, the SAMR published the Draft Administrative Measures on Internet Advertising for public comment, or the Draft Measures on Internet Advertising, which require that users should be able to close pop-up advertisements using one button and provide that the pop-up advertisements shall not contain countdown timer or require more than one click to close and shall not pop up more than once on the same page. In addition, the Draft Measures on Internet Advertising provide that internet advertising operators and distributers shall establish a system for registering and reviewing advertisers and advertisements and verify and update such system on a regular basis. Platform operators that provide internet information services are required to inspect the content of advertisements displayed and published by using their information services and cooperate with market supervision administration authorities to inspect advertisements and provide information and evidence on alleged illegal advertisements requested by such authorities. Moreover, the Draft Measures on Internet Advertising provide that advertising via live-streaming is subject to the new rules.

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

On January 19, 2021, the PBOC issued the Measures for Deposit and Management of Clients’ Reserves of Non-Bank Payment Institution, or the Administrative Measures of Reserves. Pursuant to the Administrative Measures of Reserves, clients’ reserves mean the cash that payment institution received from its clients to be paid to the payee. Non-bank payment institutions are required to open a deposit account at the PBOC to deposit such reserves. The reserve received by non-bank institutions shall be fully deposit to the special reserve account opened at the PBOC or the qualified bank. The reserve can only be used for the payment business requested by the clients and any entity, individual cannot use, misappropriate, or borrow such reserve or use it as a guarantee.

Beijing Ehomepay Technologies Co., Ltd., one of the subsidiaries of the VIEs, has obtained the license for non-financial institution payment service covering online payment service.

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

Beijing Beike Micro Credit Co., Ltd., one of the subsidiaries of the VIEs, has obtained the approval for its establishment as a micro credit company in Beijing.

Regulations Related to Financing Guarantee

In March 2010, seven governmental authorities including the predecessor of the CBIRC, the Ministry of Commerce and the Ministry of Finance, promulgated the Interim Administrative Measures for Financing Guarantee Companies, which requires an entity or individual to obtain prior approval from the relevant governmental authority before engaging in the financing guarantee business. A financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the borrower fails to meet its repayment obligations.

On August 2, 2017, the PRC State Council of the PRC promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in administrative penalties and even criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10% of its net assets, while the outstanding guarantee liabilities of a financing guarantee company shall not exceed 15% of its net assets. On April 2, 2018, the seven governmental authorities further issued four supplementary administrative measures for implementing the Regulations on the Supervision and Administration of Financing Guarantee Companies, which provide further guidance on the application for and management of financing guarantee business license, the calculation of the outstanding guarantee liabilities of the financing guarantee companies, the administration of the asset ratio of financing guarantee companies, and the business cooperation between financing banks and financing guarantee companies.

On October 9, 2019, nine governmental authorities including the CBIRC, the NDRC, the Ministry of Commerce and the Ministry of Finance jointly issued another Circular on the Issuance of the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, or the CBIRC Circular 37, which further clarified that residential real estate guarantee companies (centers) shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020. In addition, a financing guarantee company shall include the words “financing guarantee” in its company name. The CBIRC Circular 37 also amended one of the Four Supplementary Measures by including the outstanding liabilities of residential real estate guarantee business as a factor in calculating the overall outstanding guarantee liabilities of a financing guarantee company.

Beijing Zhongrongxin Financing Guarantee Co., Ltd., one of the subsidiaries of the VIEs, and Shenzhen Beike Financing Guarantee Co., Ltd., one of our PRC subsidiaries, have obtained the license for financing guarantee business.

Regulations Related to Insurance Brokerage

On February 1, 2018, the China Insurance Regulatory Commission, or the CIRC, the predecessor of CBIRC, promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018. Pursuant to the Provisions on the Regulation of Insurance Brokers, the establishment and operation of an insurance broker must meet the qualification requirements specified by the CIRC, obtain the approval from the CIRC and be licensed by the CIRC. Specifically, the paid-in registered capital of a cross-province insurance brokerage company must be at least RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) must be at least RMB10 million.

On April 27, 2018, the CBIRC promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council of the PRC may engage in the following insurance brokerage business within the territory of the People’s Republic of China: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; (v) other business approved by the CBIRC.

On December 3, 2021, the General Office of the CBIRC issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, which provides that qualified foreign insurance brokerage companies with actual operation experience are allowed to set up insurance brokerage companies in China to conduct insurance brokerage business, and the following qualification requirements for the foreign investor of an insurance brokerage company are abolished: (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application.

Beijing Anli Insurance Brokerage Co., Ltd., one of the subsidiaries the VIEs, has obtained the license for insurance brokerage business.

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

Zhongjia Guotai Commercial Factoring (Shenzhen) Co., Ltd. and Beike (Tianjin) Commercial Factoring Co., Ltd., the subsidiaries of our PRC subsidiaries, are respectively approved by the competent authorities in Shenzhen and Tianjin to provide commercial factoring services.

Regulation Related to Internet Security and Privacy Protection

Regulations Related to Internet Security

The Decision in Relation to Protection of Internet Security enacted by the Standing Committee of the National People’s Congress of the PRC on December 28, 2000, as amended in August 2009, provides that, among other things, the following activities conducted through the internet, if constituted a crime under PRC laws, are subject to criminal punishment: (i) hacking into a computer or system of strategic importance; (ii) intentionally inventing and spreading destructive programs such as computer viruses to attack the computer system and the communications network, thus damaging the computer system and the communications networks; (iii) in violation of national regulations, discontinuing the computer network or the communications service without authorization; (iv) leaking state secrets; (v) spreading false commercial information; or (vi) infringing intellectual property rights through internet.

The Provisions on Technological Measures for Internet Security Protection, or the Internet Security Protection Measures, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection implementing technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

On July 1, 2015, the Standing Committee of the National People’s Congress issued the PRC National Security Law, which came into effect on the same day. The National Security Law provides that the state shall safeguard the sovereignty, security and cyber security development interests of the state, and that the state shall establish a national security review and supervision system to review, among other things, foreign investment, key technologies, internet and information technology products and services, and other important activities that are likely to impact national security of China.

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

On April 13, 2020, twelve PRC government authorities including the CAC issued the Measures for Cybersecurity Review, with effect from June 1, 2020, which provide detailed cybersecurity review procedures for the purchase of network products and services by operators of “critical information infrastructure.” According to the Measures for Cybersecurity Review, operators of “critical information infrastructure” are operators identified by the PRC governmental department in charge of the protection of critical information infrastructure, and “network products and services” primarily are core network equipment, high-performance computers and servers, mass storage equipment, large databases and applications, network security equipment, cloud computing services, and other network products and services that may have an important impact on the security of critical information infrastructure.

On December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022 and replaced the Measures for Cybersecurity Review. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if such activities affect or may affect national security. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review.

To apply for a cybersecurity review, the applicant shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts or application documents for initial public offering or other listing application documents to be submitted to the relevant stock exchange regulators, and (iv) other necessary materials for conducting cybersecurity review. The Cybersecurity Review Measures further elaborate the factors to be considered when assessing the national security risks of the relevant activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade; (iv) the level of compliance with PRC laws and regulations of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or cross-border transferred; (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with listing; and (vii) other factors that may adversely affect the security of critical information infrastructures, cyber security or data security.

If the cybersecurity review office of CAC deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a review conclusion suggestion and sending the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the relevant authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, the implementing body for the cybersecurity review mechanism and the relevant authorities shall respond with their opinions in writing within 15 business days. If the cybersecurity review office of CAC and these authorities reach a consensus, then the cybersecurity review office of CAC shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law, which became effective in September 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial body and law enforcement body with any data without the approval of the competent PRC governmental authorities. Violation of Data Security Law may subject the relevant entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

On July 6, 2021, the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC jointly issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law, which request improvement on the laws and regulations related to data security, cross-border data transfer and the management of confidential information, strengthening principal responsibility for the information security of overseas listed companies, strengthening standardized mechanisms for providing cross-border information, and improvement of cross-border audit regulatory cooperation in accordance with the law and the principle of reciprocity.

On August 17, 2021, the State Council of the PRC promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the relevant governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and further identify the critical information infrastructure operators in the related industries in accordance with such rules. The relevant authorities shall also notify operators identified as the critical information infrastructure operators.

On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments), or the Draft Regulations on Cyber Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange by the data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security.

In addition, the Draft Regulations on Cyber Data Security also provides specific requirements for data processors conducting data processing activities in China in various respects, including, among others, protection of personal information, security of important data, cross-border transfer of data, and obligations of internet platform operators. As for the protection of personal information, the Draft Regulations on Cyber Data Security provides that data processors shall provide individuals with convenient supports in respect of access, copy, rectification, restriction of the process, and deletion of their personal information, withdrawal of consent and deregistration of their accounts and shall not impose unreasonable restrictions for such requests. Data processors shall handle such requests and respond to the individuals within 15 business days. Data processors shall delete or anonymize personal information within 15 business days under any of the following circumstances: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual.

The Draft Regulations on Cyber Data Security also requires data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. Data processors are also required to reserve the records of consent of individuals, the logs of provision of personal information and sharing, transaction, commissioned processing of important data for at least five years. In addition, data processors processing important data or going public overseas are required to conduct an annual data security assessment by themselves or by entrusting data security service agencies, and submit the data security assessment report of the previous year to the local branch of CAC before January 31 each year. Where data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the CAC. Further, Internet platform operators shall establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the CAC and reported to local branch of the CAC for approval. The CAC solicited comments on this draft, but there is no timetable as to when it will be enacted.

On September 17, 2021, the CAC and other eight government authorities jointly issued the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, with the aim to, within three years, gradually establish a comprehensive governance pattern for algorithm security with a complete governance mechanism, a refined regulatory system and a standardized algorithm ecosystem. According to the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of hidden dangers, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms.

On December 31, 2021, the CAC, the MIIT, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which implements classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, it requires algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select, modify or delete user labels which are used for algorithmic recommendation services.

Regulations Related to Privacy Protection

On December 29, 2011, the MIIT issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress of the PRC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the MIIT on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is further prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

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

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of relevant national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

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

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which became effective on November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties.

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

The Computer Software Copyright Registration Measures, or the Software Copyright Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China, is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Software Copyright Measures and the Computer Software Protection Regulations (Revised in 2013).

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

Regulations Related to Employment and Social Welfare

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

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended on December 20, 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council of the PRC issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council of the PRC promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the relevant contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council of the PRC and the General Office of the Central Committee of the Communist Party of China issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the tax authorities are solely responsible for collecting social insurance premiums from January 1, 2019.

Housing Fund

In accordance with the Regulations on the Administration of Housing Funds, which was promulgated by the State Council of the PRC in 1999 and amended in 2002 and 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employers and employees are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

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

Regulations Related to Foreign Exchange and Dividend Distribution

Regulations Related to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which was promulgated by the State Council of the PRC on January 29, 1996, and most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

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

The PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 2015, SAFE promulgated the Circular of General Affairs Department of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. Circular 19 replaced both the Circular of SAFE on Issues Relating to the Improvement of Business Operations with Respect to the Administration of Foreign Exchange Capital Payment and Settlement of Foreign-invested Enterprises, or Circular 142, and the Circular of SAFE on Issues concerning the Pilot Reform of the Administrative Approach Regarding the Settlement of the Foreign Exchange Capitals of Foreign-invested Enterprises in Certain Areas, or Circular 36. Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions that had been provided in Circular 142. However, Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or Circular 16, effective June 2016, which reiterates some of the rules set forth in Circular 19. Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE further issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or the Circular 28, which took effect on the same day. Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the relevant negative list and the target investment projects are genuine and in compliance with laws. In addition, Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the relevant banks in advance for those domestic payments.

Pursuant to the Circular of the State Administration of Foreign Exchange on Optimizing Foreign Exchange Administration to Support the Development of Foreign-related Business promulgated and effective on April 10, 2020 by SAFE, the reform of facilitating the payments of incomes under the capital accounts will be promoted nationwide. Under the prerequisite of ensuring true and compliant use of funds and compliance and complying with the prevailing administrative provisions on use of income from capital projects, enterprises which satisfy the criteria are allowed to use income under the capital account, such as capital funds, foreign debt, and overseas listing, for domestic payment, without the need to provide proof materials for veracity to the bank beforehand for each transaction.

Regulations Related to Dividend Distribution

The principal regulations governing distribution of dividends of foreign-invested enterprises are included in the Company Law of the PRC. Under these laws and regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated after-tax profits, if any, determined in accordance with China accounting standards and regulations. In addition, a PRC company, including a foreign- invested enterprise in China, is required to allocate at least 10% of its accumulated profits each year, if any, to fund certain reserve funds until these reserves have reached 50% of the registered capital of the enterprise. A PRC company may, at its discretion, allocate a portion of its after-tax profits based on China accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Residents

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

In 2015, SAFE promulgated SAFE Notice 13, which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign- invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the relevant foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject relevant PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

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

Regulations Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, or the EIT Law, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non- PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of the EIT Law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

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

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the SAT issued the Notice on Adjustment of VAT Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to VAT rates of 17% and 11% respectively become subject to lower VAT rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the SAT and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to VAT rates of 16% and 10% respectively become subject to lower VAT rates of 13% and 9% respectively starting from April 1, 2019.

Dividend Withholding Tax

The EIT Law provides that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

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

Tax on Indirect Transfer

On February 3, 2015, the SAT issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Bulletin 7. Pursuant to SAT Bulletin 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a ‘reasonable commercial purpose’ in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the relevant offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the relevant offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Bulletin 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Bulletin 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the SAT issued the Circular on Issues of Tax Withholding Regarding Non- PRC Resident Enterprise Income Tax, or SAT Bulletin 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the SAT. SAT Bulletin 37 further elaborates the relevant implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Bulletin 7. SAT Bulletin 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Related to Anti-Monopoly and Anti-Unfair Competition

On August 30, 2007, the Standing Committee of the National People’s Congress of the PRC adopted the PRC Anti-Monopoly Law, or the AML, which became effective on August 1, 2008 and provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

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

On October 23, 2021, the Standing Committee of the National People’s Congress of the PRC issued a discussion draft of the amended Anti-Monopoly Law, which proposes to increase the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. The draft also proposes that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold.

On September 11, 2020, the Anti-Monopoly Committee of the State Council of the PRC issued the Anti-Monopoly Compliance Guideline for Operators, which provides general guidance on compliance management system, compliance risk focus, compliance risk management, and compliance management guarantee on the basis of the AML to encourage the operators prevent the compliance risk of the AML.

In February 2021, the Anti-Monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions by virtue of big data and analytics, coercing counterparties into monopolistic arrangements, using technological means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of users’ unnecessary data. Besides, the Anti-Monopoly Guidelines for the Platform Economy Sector expressly states that concentration involving variable interest entity will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review.

If business operators fail to comply with the AML or other relevant regulations, the anti-monopoly agency is empowered to cease the relevant activities, unwind the transactions, and confiscate illegal gains and fines.

On August 17, 2021, the SAMR issued the Provisions on Preventing Online Unfair Competition (Draft for Public Comments), or the Draft Provisions on Preventing Online Unfair Competition, which aims to regulate the unfair competition behaviours of business operators through Internet and other information networks. The Draft Provisions on Preventing Online Unfair Competition provides, among others, business operators should not use any technical means to impede, interfere or conduct unfair competition behaviours.

On November 15, 2021, the SAMR published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which is aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The Guidelines apply to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities.

On December 24, 2021, the NDRC and other eight governmental authorities jointly issued the Opinions on Promoting the Standardized, Healthy and Sustainable Development of the Platform Economy which provide guidelines on regulating various aspects of online platform businesses in China, including, among other, anti-monopoly, unfair competition, platform-related price behaviors, investments in financial institutions and user data issues in the internet platform economy, to promote the industry’s sound and sustained development.

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers of Domestic Enterprises by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. As for equity/assets acquisition of a related domestic company by a foreign investor, such activity shall still be subject to the M&A Rules.

On July 6, 2021, the General Office of the State Council of the PRC and General Office of the Central Committee of the Communist Party of China issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies.

On December 24, 2021, the CSRC published the draft Administrative Provisions of the State Council on the Overseas Issuance and Listing of Securities by Domestic Companies (Draft for Comments), or the Administrative Provisions, and the draft Measures for the Overseas Issuance and Listing of Securities Record-filings by Domestic Companies (Draft for Comments), or the Draft Measures, for public comments. Pursuant to these drafts, PRC domestic companies that directly or indirectly offer or list their securities in an overseas market, including a PRC company limited by shares and an offshore company whose main business operations are in China and intends to offer shares or be listed in an overseas market based on its onshore equities, assets or similar interests, are required to file with the CSRC within three business days after submitting their listing application documents to the regulator in the place of intended listing. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Administrative Provisions may subject the domestic enterprise to a warning or a fine of a fine of RMB1 million to RMB10 million. If the circumstances are serious, the domestic enterprise may be ordered to suspend its business or suspend its business pending rectification, or its permits or businesses license may be revoked.

Pursuant to the Draft Measures, when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (a) the revenues, profits, total assets or net assets of the Chinese operating entities in the most recent financial year accounts for more than 50% of the corresponding data in the issuer’s audited consolidated financial statements for the same period; (b) the majority of senior management in charge of business operation are Chinese citizens or domiciled in the PRC, and its principal place of business is located in the PRC or main business activities are conducted in the PRC. The Draft Measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

In addition, pursuant to the Administrative Provisions, an overseas offering and listing of a PRC company is prohibited under any of the following circumstances, if (i) it is prohibited by PRC laws; (ii) it may constitute a threat to or endanger national security determined by competent PRC authorities; (iii) it has material ownership disputes over equity, major assets, and core technology; (iv) in recent three years, the Chinese operating entities and their controlling shareholders and actual controllers have committed relevant prescribed criminal offenses or are currently under investigations for suspicion of criminal offenses or major violations; (v) the directors, supervisors, or senior executives have been subject to administrative punishment for severe violations, or are currently under investigations for suspicion of criminal offenses or major violations; or (vi) it has other circumstances as prescribed by the State Council of the PRC.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(5)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 81% equity interests in aggregate and (ii) several other individuals and entities affiliated with us, holding 19% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN, holding 17% equity interests in aggregate and (iii) several other individuals and entities affiliated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia are (i) Mr. PENG and Mr. XU Tao, holding 50% equity interests in aggregate and (ii) several other individuals affiliated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(6)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd,. a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain financial services. We are a company registered in the Cayman Islands. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment.” Our WFOEs are considered as foreign-invested enterprises. The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) exercise effective control over the VIEs; (ii) receive substantially all of the economic benefits of the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law.

Arrangements that provide us effective control over the VIEs

Power of Attorney Agreements. Pursuant to the power of attorney agreements among our WFOEs, the VIEs and their respective shareholders, each shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, file documents with the competent authorities,vote on any resolution that requires a shareholder vote, sign minutes, approve amendments to the articles of association, nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of the VIEs, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the shareholder continues to be a shareholder of the VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among our WFOEs, the VIEs and their respective shareholders, shareholders of the VIEs pledged all of their respective equity interests in the VIEs to our WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements. As of the date of this annual report, we have registered all such equity pledges in the VIEs with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the relevant equity pledge agreement, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. The pledges of equity interests under the equity pledge agreements take effect upon the completion of registration with the local branch of the SAMR in accordance with PRC laws and shall remain valid until (i) after all the contractual obligations of the VIEs and their shareholders under the relevant contractual arrangements have been fully performed and all the outstanding debts of the VIEs and their shareholders under the relevant contractual arrangements have been fully paid, or (ii) all the equity interests in theVIEs have been transferred to our WFOEs to the extent permitted by the PRC laws and regulations (where applicable).

Spousal Consent Letters. Pursuant to the spousal consent letters, each of the spouses of the applicable individual shareholders of the VIEs acknowledges and confirms the execution of the relevant exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement and power of attorney agreement, and unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive cooperation agreements among our WFOEs and the VIEs, respectively, our WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support and consulting services. Without prior written consent of our WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others and shall not establish similar corporation relationship with any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay our WFOEs services fees, the amount of which will be 100% of the total consolidated profit of the relevant VIEs, after the deduction of any accumulated deficit of the VIEs in respect of the preceding financial years, operating costs, expenses and taxes or any other amount determined by our WFOEs, with reference to the working capital needs of the VIEs. Our WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective unless terminated in accordance with the provisions of the exclusive cooperation agreements or terminated in writing by the WFOEs. Unless otherwise required by applicable PRC laws, the VIEs shall not have any right to terminate the exclusive cooperation agreements unilaterally in any event.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements among our WFOEs, the VIEs and their respective shareholders, the shareholders of each of the VIEs irrevocably grant the respective WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs. The purchase price with respect to the equity interests in the VIEs shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law. The shareholders of the VIEs also undertake that subject to the relevant PRC laws, they will return to our WFOEs or their designated person any consideration they receive in the event that any of the WFOEs exercises the options under the exclusive option agreements to acquire the equity interests in the VIEs. The shareholders of the VIEs further undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), be liquidated or dissolved (unless mandated by PRC laws), incur any debts (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect the VIEs’ operating status and asset value. The shareholders of the VIEs also agree to appoint the directors and senior management designated by our WFOEs. These agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOEs and/or their designated persons, or the parties to such agreements agree to terminate the agreement. Unless otherwise required by applicable PRC laws, the VIEs and their respective shareholders shall not have any right to terminate these agreements unilaterally in any event.

In the opinions of Han Kun Law Offices, our PRC legal counsel:

●	the current ownership structures of our WFOEs and the VIEs do not violate applicable PRC laws or regulations currently in effect; and
●	each of the agreements under the contractual arrangements among our WFOEs, the VIEs and their respective shareholders governed by PRC law currently is valid and binding, and do not violate applicable PRC laws or regulations currently in effect.

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

D.	Property, Plant and Equipment

We are headquartered in Beijing where we leased an aggregate area of over 108,462 square meters as of December 31, 2021 for office space. We leased approximately 8,000 facilities as of December 31, 2021 primarily for real estate brokerage stores we operate under Lianjia brand across 29 cities in China. We owned a facility of approximately 55,210 square meters as of December 31, 2021 as our training center, Huaqiao Academy, in Kunshan, Jiangsu Province, China.

Item 4A.Unresolved Staff Comments

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

A.	Operating Results

Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and complete housing transactions, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2021, we facilitated over 4.5 million housing transactions on our platform with an aggregate GTV of RMB3,853.5 billion.

We have three main revenue streams, namely existing home transaction services, new home transaction services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. In addition, we generate revenues from a variety of emerging and other services, such as financial services and home renovation services.

Our total revenues increased by 53.2% from RMB46.0 billion in 2019 to RMB70.5 billion in 2020, and further by 14.6% to RMB80.8 billion (US$12.7 billion) in 2021. We recorded a net loss of RMB2,180 million in 2019, a net income of RMB2,778 million in 2020 and a net loss of RMB525 million (US$82 million) in 2021.

General Factors Affecting Our Results of Operations

We primarily engage in the housing related industry and are building an infrastructure for all industry participants in China. Activity level on our platform is greatly influenced, temporarily or in the long term, by the overall growth and prosperity of the housing related industry, which in turn is affected by many factors, including:

•	China’s overall economic growth,
•	the increase in per capita disposable income,
•	the change in price, supply and demand dynamics in different geographic regions,
•	the urbanization trend and demographic changes, and
•	regulatory environment for China’s housing related industry and the financial condition of the industry players.

In particular, the evolving regulations have significantly affected the growth of China’s housing related industry. The resulting fluctuations have affected the demand for real estate brokerage services. We expect the development of China’s housing related industry, especially the penetration of brokerage services for housing transactions, to continue to have significant impacts on our results of operations in the foreseeable future.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the housing related industry in China, we believe our results of operations are primarily and more directly affected by the following specific factors:

Our ability to attract housing customers and enhance customer experience

An increasing number of housing customers who use services on our platform is one of the most important drivers of the growth of our transaction volume, which directly affects our net revenues. Home ownership involves difficult decisions by most housing customers. Therefore, they tend to choose brokerage stores and agents that are most reliable and efficient in locating the ideal property and completing the transaction, and can provide high service quality and transparency. Our deep understanding of China’s housing market and goodwill accumulated through our 20 years of operation have helped us gain trust from housing customers. In 2021, we facilitated over 4.5 million housing transactions on our platform and generated a GTV of RMB3,853.5 billion (US$604.7 billion) in aggregate, increasing from over 3.6 million housing transactions and a GTV of RMB3,499.1 billion in 2020.

We believe we are able to attract housing customers mainly through our online and offline touch points, extensive and authentic property listings, and high-quality services rendered by agents on our platform, which collectively enhance our ability to help buyers and sellers meet their objectives efficiently. We aim to attract and retain more housing customers through our continuing efforts in enhancing customer experience, such as improving the service quality of the agents on our platform, introducing innovative technologies and initiatives such as VR property showing and one-stop transaction service centers, and improving our platform infrastructure. As we gain trust from customers through our services, they often refer us to their families, friends and contacts, and return to us when they have other housing related needs, be it home rentals, home renovation and furnishing, or other services.

Our ability to attract and retain real estate brokerage stores and agents on our platform

The growth in gross transaction value on our platform and platform service fees are also affected by the number of real estate brokerage stores and agents on our platform and their activity level. Since the inception of our Beike platform, we have attracted an increasing number of real estate brokerage stores and agents to join our platform while maintaining high service quality. As of December 31, 2021, there were over 406,000 active agents and more than 45,000 active stores, representing 300 real estate brokerage brands, as compared to over 445,000 active agents and over 43,000 active stores as of December 31, 2020.

Real estate brokerage stores and agents are attracted to our platform by the access to the extensive authentic property listing database, the large number of housing customers, the efficiency and collaborative efforts promoted by ACN, the standard protocols that ensure universally high service quality, and the convenient modules on our platform, which we believe empower real estate brokerage stores and agents to efficiently navigate business opportunities, deliver quality services and complete transactions.

Our ability to increase cooperation with real estate developers

The increasing sales commissions earned from real estate developers for our new home transaction services contributed significantly to our net revenue growth from 2019 to 2021. The GTV generated from new home transactions on our platform increased significantly from approximately RMB747.6 billion in 2019 to RMB1,383.0 billion in 2020, and further to RMB1,608.6 billion (US$252.4 billion) in 2021.

As the supply and demand dynamics in China’s housing market become more balanced, we are increasingly valued by real estate developers. We have achieved fast growth in new home transactions as an increasing number of real estate developers choose to work with us to take advantage of the infrastructure our platform has built, who cooperate with us in diverse ways and further build up our thriving ecosystem.

We believe our reputation for high-quality service among the large housing customer base and our growing network of real estate brokerage stores and agents that transact actively on our platform well position us to increase cooperation with existing and new real estate developers.

Our ability to better monetize the activities on our platform

The rapid adoption of our Beike platform has proven the compatibility of our infrastructure in empowering brokerage stores and agents. As of December 31, 2021, there were over 406,000 active agents and over 45,000 active brokerage stores on our platform, facilitating over 4.5 million housing transactions in 2021. As our platform grows, we expect its network effect to improve matching and capture more transactions, which in turn will generate greater opportunities for revenue growth, including commission fee, platform service fee, and franchise fee. We constantly improve our services and better empower real estate agents on our platform so that they can transact more efficiently. We believe the improved transaction efficiency of agents on our platform has in turn increased their stickiness to our service offerings, and potentially further increases their income and results in higher service fees to us as a portion of their income.

Our ability to expand service offerings on our platform

Our platform brings us close to a variety of participants in China’s housing transactions and services industry. In addition to housing customers, brokerage agents and real estate developers, additional industry participants are drawn to our platform and actively transact and engage with each other. We see great potential to further monetize this massive and active ecosystem by increasing our value proposition and expanding our service offerings to all participants. We have been expanding our offerings further into areas such as home renovation and furnishing. We believe these efforts will help diversify our revenue mix.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to control our operating costs and expenses. We expect our costs and expenses to continue to increase as we grow our business and attract more agents, housing customers, developers and other industry participants to our platform. Our cost of revenues consists primarily of compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels, as well as cost related to our Lianjia stores. Our operating expenses increased year-on-year during the past three years as we continued to expand our platform, and we incurred share-based compensation expenses to attract and retain talents required for our platform business. Excluding share-based compensation expenses, our operating expenses as a percentage of revenue decreased from 21.9% in 2019 to 17.4% in 2020, and was 19.9% in 2021.

Despite the fluctuations of our operating expenses as a percentage of revenue in the past three years, we believe our massive scale, coupled with the network effect of our platform, will allow us to further improve our operational efficiency over time.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID- 19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During the early part of 2020, COVID-19 caused temporary closure of many corporate offices and store fronts across China, and put significant strain on the operation and accessibility of the real estate brokerage stores on our platform. Primarily as a result of the COVID-19 pandemic, our net revenues decreased by 12.7% from RMB8.2 billion in the first quarter of 2019 to RMB7. 1 billion in the first quarter of 2020. Business activities, including housing transactions, quickly recovered in China during the second quarter, which led to a 39.0% increase of our net revenues for the first half of 2020, compared to the same period in 2019. Although our results of operations have substantially recovered since the second quarter of 2020 and the impact of COVID-19 has declined in China, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in China.

After the initial outbreak of COVID- 19, from time to time, some instances of COVID- 19 infections have emerged in various regions of China, including the infections caused by the Omicron variants in early 2022, and varying levels of temporary restrictions and other measures are reinstated to contain the infections, including those in Shanghai from March 2022. Our our operations in these regions may be adversely affected when these restrictive measures are in force, under which our local stores may be forced to close temporarily or our home tour activities are restricted in certain communities. The emergence of such regional instances and the corresponding restrictive measures are beyond our control and may continue to adversely affect our operations. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business has been and may continue to be adversely affected by the outbreak of COVID-19.”

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposit and investments in wealth management products issued by financial institutions. As of December 31, 2021, we had cash, cash equivalents, restricted cash and short-term investments of RMB56.1 billion (US$8.8 billion). We believe that this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

Key Components of Results of Operations

Net revenues

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Existing home transaction services	24,568,508	53.4	30,564,584	43.4	31,947,953	5,013,331	39.6
New home transaction services	20,273,860	44.1	37,937,886	53.8	46,472,378	7,292,530	57.5
Emerging and other services	1,172,538	2.5	1,978,508	2.8	2,332,108	365,959	2.9
Total net revenues	46,014,906	100.0	70,480,978	100.0	80,752,439	12,671,820	100.0

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

New home transaction services. We generate revenue from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated through the Beike platform.

Emerging and other services. We generate revenue from emerging and other services such as financial services and home renovation and furnishing services.

Cost of revenues

Our cost of revenues consists primarily of compensation to our internal agents and sales professionals and split commissions to connected agents and other sales channels, as well as cost related to Lianjia stores.

Our compensation paid to our internal agents and other sales professionals is composed of fixed salaries and variable commissions based on the transactions they assist in closing; and we also pay commissions to connected agents and other sales channels for their services to assist us in completing new home and existing home transactions. We are acting as the principal agent for all new home transactions and a majority of existing home transactions. When connected agents and other sales channels assist us to complete these transactions, we will pay them a split of the total commissions we receive, which is recorded as commission – split in our cost of revenues.

Cost related to stores mainly includes rent, decoration, and utility bills for real estate brokerage stores under our Lianjia brand and signing-to-closing support facilities.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Commission — split	11,154,698	24.2	24,847,023	35.3	31,826,634	4,994,293	39.4
Commission and compensation — internal	19,444,127	42.3	23,324,145	33.1	26,306,569	4,128,075	32.6
Cost related to stores	3,078,672	6.7	3,206,601	4.5	3,809,757	597,834	4.7
Others	1,069,365	2.3	2,243,352	3.2	2,990,064	469,206	3.7
Total cost of revenues	34,746,862	75.5	53,621,121	76.1	64,933,024	10,189,408	80.4

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of goodwill, intangible assets and other long-lived assets. The following table breaks down our total operating expenses by categories, both in absolute amount and as a percentage of total net revenues, for the periods presented:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Sales and marketing expenses	3,105,899	6.7	3,715,278	5.3	4,309,116	676,194	5.3
General and administrative expenses	8,376,531	18.2	7,588,809	10.8	8,924,470	1,400,444	11.1
Research and development expenses	1,571,154	3.4	2,477,911	3.5	3,193,988	501,206	4.0
Impairment of goodwill, intangible assets and other long-lived assets	—	—	236,050	0.3	746,705	117,174	0.9
Total operating expenses	13,053,584	28.3	14,018,048	19.9	17,174,279	2,695,018	21.3

Sales and marketing expenses. Our sales and marketing expenses mainly consist of (i) advertising and promotional expenses (ii) salaries, bonuses and benefits for our personnel engaged in sales and marketing activities, (iii) depreciation and amortization expenses related to sales and marketing activities (iv) travel, reception and related expenses, and (v) share-based compensation expenses.

General and administrative expenses. Our general and administrative expenses mainly consist of (i) salaries, bonuses and benefits for our personnel engaged in general corporate functions, (ii) rental and related expenses, (iii) general office expenses, (iv) recruitment and training expenses, (v) professional fees, (vi) travel, reception and related expenses, (vii) depreciation and amortization expenses related to general corporate activities, (viii) share-based compensation expenses, and (ix) provision for credit losses. We expect that our general and administrative expenses to increase modestly in the near future, as we continue to incur additional expenses related to the anticipated growth of our business and our operations as a public company.

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for the personnel engaged in research and development activities, (ii) depreciation and amortization of our technology infrastructure, and (iii) service fees related to research and development activities. We expect that our research and development expenses will continue to increase in absolute amounts, as we continue to build our technology infrastructure and improve our digitalization capabilities.

Impairment of goodwill, intangible assets and other long-lived assets. In the fourth quarter of 2020, we completed the integration of the business of Zhonghuan, and most of the employees and franchise stores of Zhonghuan would then act as sales channels of other brokerage firms on Beike platform, especially in new home transaction services, rather than as an individual real estate brokerage brand. As such, we reassigned goodwill to the reporting units affected using the relative fair value approach. We performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment and no impairment was identified. We performed a qualitative analysis on the affected reporting units after the reassignment and no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it was more-likely-than-not that the fair values of these reporting units were more than their carrying amounts.

In the second half of 2021, the market downturn and its impact on our operations caused a triggering event for possible impairment of goodwill. Based on the results of quantitative tests we performed on reporting units, we recorded a total goodwill impairment loss of RMB732.4 million in 2021 for the existing and new home transaction services.

Separately identifiable intangible assetsand other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets and other long-lived assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	9,554,244	12,499,133	11,824,452	1,855,515
Contribution margin (existing home transaction services)	38.9%	40.9%	37.0%	37.0%
Contribution (new home transaction services)	4,918,700	8,149,925	8,947,138	1,404,001
Contribution margin (new home transaction services)	24.3%	21.5%	19.3%	19.3%
Contribution (emerging and other services)	943,137	1,660,752	1,847,646	289,936
Contribution margin (emerging and other services)	80.4%	83.9%	79.2%	79.2%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, and split commission to connected agents and other sales channels for such services. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	24,568,508	30,564,584	31,947,953	5,013,331
Less: Commission and compensation	(15,014,264)	(18,065,451)	(20,123,501)	(3,157,816)
Contribution	9,554,244	12,499,133	11,824,452	1,855,515
New home transaction services
Net revenues	20,273,860	37,937,886	46,472,378	7,292,530
Less: Commission and compensation	(15,355,160)	(29,787,961)	(37,525,240)	(5,888,529)
Contribution	4,918,700	8,149,925	8,947,138	1,404,001
Emerging and other services
Net revenues	1,172,538	1,978,508	2,332,108	365,959
Less: Commission and compensation	(229,401)	(317,756)	(484,462)	(76,023)
Contribution	943,137	1,660,752	1,847,646	289,936

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

The contribution margin for existing home transaction services grew from 38.9% in 2019 to 40.9% in 2020, because we served more existing home transactions through Beike platform and charge platform fees and franchise fees which do not incur much direct compensation or commission cost. Our effort to optimize the compensation structure of our internal agents also contributed to the improved margin. The contribution margin for existing home transaction services decreased from 40.9% in 2020 to 37.0% in 2021, primarily attributable to a relatively higher percentage of fixed compensation costs for Lianjia agents and the compensation costs for transaction support staff.

The contribution for new home transaction services grew significantly from RMB4.9 billion in 2019 to RMB8.1 billion in 2020, and further to RMB8.9 billion (US$1.4 billion) in 2021, as a fast growing number of real estate developers resort to us for effective marketing solutions. With the expansion of our Beike platform, an increasing percentage of new home transactions has been facilitated by connected agents and other sales channels. This structural change led to a decreased contribution margin from 24.3% in 2019 to 21.5% in 2020 and further to 19.3% in 2021. The expansion of dedicated sales teams with the expertise on new home transaction services on our platform in 2021 also contributed to the decreased contribution margin in 2021 compared to 2020.

Leveraging our industry know-hows and close connection with platform participants, we have also tapped into adjacent market opportunities, such as home renovation and furnishing. These emerging and other services can efficiently utilize our infrastructure in place, thus requires relatively less variable and direct costs to deliver. Consequently, we managed to keep a high contribution margin for our emerging and other services, which was 80.4%, 83.9% and 79.2% in 2019, 2020 and 2021, respectively.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to us levied by the government of Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. No Hong Kong profit tax has been levied as we did not have assessable profit that was earned in or derived from any Hong Kong subsidiaries during the periods presented. Under Hong Kong tax law, our Hong Kong subsidiaries are exempted from Hong Kong income tax on their foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

PRC

Generally, our PRC subsidiaries, consolidated variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. Certain of our PRC subsidiaries are currently enjoying favorable tax rates as high and new technology enterprise.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	24,568,508	30,564,584	31,947,953	5,013,331
New home transaction services	20,273,860	37,937,886	46,472,378	7,292,530
Emerging and other services	1,172,538	1,978,508	2,332,108	365,959
Total net revenues	46,014,906	70,480,978	80,752,439	12,671,820
Cost of revenues:
Commission — split	(11,154,698)	(24,847,023)	(31,826,634)	(4,994,293)
Commission and compensation — internal	(19,444,127)	(23,324,145)	(26,306,569)	(4,128,075)
Cost related to stores	(3,078,672)	(3,206,601)	(3,809,757)	(597,834)
Others (including amounts of share-based compensation expenses of zero, RMB512 million, and RMB406 million (US$64 million) in 2019, 2020 and 2021, respectively)	(1,069,365)	(2,243,352)	(2,990,064)	(469,206)
Gross profit	11,268,044	16,859,857	15,819,415	2,482,412
Sales and marketing expenses (including amounts of share-based compensation expenses of zero, RMB78 million, and RMB110 million (US$17 million) in 2019, 2020 and 2021, respectively)	(3,105,899)	(3,715,278)	(4,309,116)	(676,194)
General and administrative expenses (including amounts of share-based compensation expenses of RMB2,956 million, RMB1,131 million, and RMB596 million (U$93 million) in 2019, 2020 and 2021, respectively)	(8,376,531)	(7,588,809)	(8,924,470)	(1,400,444)
Research and development expenses (including amounts of share-based compensation expenses of zero, RMB532 million, and RMB426 million (US$67 million) in 2019, 2020 and 2021, respectively)	(1,571,154)	(2,477,911)	(3,193,988)	(501,206)
Others	509,776	1,309,260	1,748,885	274,438
Income (loss) before income tax benefit (expense)	(1,275,764)	4,387,119	1,140,726	179,006
Income tax benefit (expense)	(904,363)	(1,608,796)	(1,665,492)	(261,352)
Net income (loss)	(2,180,127)	2,778,323	(524,766)	(82,346)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,378,235,522	2,226,264,859	3,549,121,628	3,549,121,628
—Diluted	1,378,235,522	2,267,330,891	3,549,121,628	3,549,121,628
Net income (loss) per share attributable to ordinary shareholders
— Basic	(2.94)	0.32	(0.15)	(0.02)
— Diluted	(2.94)	0.32	(0.15)	(0.02)

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Net revenues

Our net revenues increased by 14.6% from RMB70.5 billion in 2020 to RMB80.8 billion (US$12.7 billion) in 2021, primarily attributable to the increase in revenues from new home transaction services and existing home transaction services despite the market downturn in the second half of 2021.

Existing home transaction services. Our net revenues from existing home transaction services increased by 4.5% from RMB30.6 billion in 2020 to RMB31.9 billion (US$5.0 billion) in 2021, primarily attributable to an increase in GTV of existing home transactions from RMB1,940.0 billion in 2020 to RMB2,058.2 billion (US$323.0 billion) in 2021.

Commission revenue increased by 2.9% from RMB27.6 billion in 2020 to RMB28.4 billion (US$4.5 billion) in 2021, primarily attributable to the growth in GTV of existing home transactions served by our Lianjia brand.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, grew by 19.3% from RMB3.0 billion in 2020 to RMB3.6 billion (US$0.6 billion) in 2021, as the GTV of existing home transactions served by connected agents on our Beike platform increased from RMB928.1 billion to RMB1,023.4 billion (US$160.6 billion), as well as a moderate increase in existing home transaction commission rate charged from connected stores.

New home transaction services. Our net revenues from new home transaction services increased by 22.5% from RMB37.9 billion in 2020 to RMB46.5 billion (US$7.3 billion) in 2021, primarily attributable to an increase in the GTV for new home transactions from RMB1,383.0 billion in 2020 to RMB1,608.6 billion (US$252.4 billion) in 2021, within which the GTV of new home transaction services completed on Beike platform through connected stores, dedicated sales teams and other sales channels increased from RMB1,106.3 billion in 2020 to RMB1,334.6 billion (US$209.4 billion) in 2021, while the GTV of new home transactions served by the Lianjia brand was RMB274.1 billion (US$43.0 billion), compared to RMB276.7 billion in 2020, as well as a moderate increase of new home transactions commission rate.

Emerging and other services. Our net revenues from emerging and other services increased by 17.9% from RMB1,979 million in 2020 to RMB2,332 million (US$366 million) in 2021. The increase was primarily attributable to an increase of RMB87 million in revenues from home renovation services, and an increase of RMB227 million in revenues from rental property management services.

Cost of revenues

Our cost of revenues increased by 21.1% from RMB53.6 billion in 2020 to RMB64.9 billion (US$10.2 billion) in 2021, primarily attributable to the increase in split commission to connected agents and other sales channels and internal commission and compensation.

•

Commission — split. Our cost of revenues for commissions to connected agents and other sales channels increased by 28.1% from RMB24.8 billion in 2020 to RMB31.8 billion (US$5.0 billion) in 2021, which was primarily attributable to the increase in the GTV of new home transactions completed by connected agents and other sales channels through our platform.

•

Commission and compensation — internal. Our cost of revenues for internal commissions and compensation increased by 12.8% from RMB23.3 billion in 2020 to RMB26.3 billion (US$4.1 billion) in 2021, which was primarily attributable to the increase in the GTV of existing home transactions completed through our Lianjia brand and expansion of dedicated sales teams with the expertise on new home transaction services.

•

Cost related to stores. Our cost related to stores increased by 18.8% from RMB3.2 billion in 2020 to RMB3.8 billion (US$0.6 billion) in 2021 mainly attributable to an increase in the average number of stores for Lianjia brand and the incremental rise in rental fees of contract service centers opened in 2021.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 16.0% from RMB3.7 billion in 2020 to RMB4.3 billion (US$0.7 billion) in 2021. The increase was primarily attributable to (i) an increase of RMB598 million (US$94 million) in payroll and related expenses, (ii) an increase of RMB64 million (US$10 million) in advertising and promotional expenses, and (iii) an increase of RMB33 million (US$5 million) in share-based compensation expenses to our sales and marketing personnel, partially offset by a decrease of RMB93 million (US$15 million) in amortization expense.

General and administrative expenses. Our general and administrative expenses increased by 17.6% from RMB7.6 billion in 2020 to RMB8.9 billion (US$1.4 billion) in 2021. The increase was primarily attributable to (i) an increase of RMB996 million (US$156 million) in payroll expenses, (ii) an increase of RMB545 million (US$86 million) in provision for credit losses, and (iii) an increase of RMB77 million (US$12 million) in rental expenses, partially offset by a decrease of RMB536 million (US$84 million) in share-based compensation expenses due to the relative higher expenses because of the recognition of options granted to our employees with the IPO performance condition satisfied in 2020.

Research and development expenses. Our research and development expenses increased by 28.9% from RMB2.5 billion in 2020 to RMB3.2 billion (US$0.5 billion) in 2021. The increase was primarily attributable to (i) an increase of RMB779 million (US$122 million) in payroll and related expenses as a result of the increased number of our research and development personnel and (ii) an increase of RMB29 million (US$5 million) in technical service fee.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB747 million (US$117 million) in 2021, compared to RMB236 million in 2020, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations in the second half of 2021.

Income tax expense

We recorded an income tax expense of RMB1,665 million (US$261 million) in 2021, compared to an income tax expense of RMB1,609 million in 2020.

Net income (loss)

As a result of the foregoing, we recorded a net loss of RMB525 million (US$82 million) in 2021, compared to a net income of RMB2,778 million in 2020. This change is primarily the result of the net loss we incurred in the third and fourth quarter of 2021. In response to the accelerating housing price appreciation in the first half of 2021, the PRC regulatory authorities have issued certain regulations and policies on China’s housing related industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home transactions” for details. While these measures reflected the PRC regulatory authorities’ focus on establishing long-term mechanisms, some of them have affected the growth rate of the housing related industry in the near term and led to a decline in both existing home and new home transactions since the second half of 2021. The market weakness negatively affected our financial results in the third and fourth quarter of 2021. In the third quarter of 2021, our net revenues decreased by 11.9% to RMB18.1 billion from RMB20.5 billion in the same period of 2020, which was primarily attributable to the decline in total GTV of 20.9% to RMB830.7 billion from RMB1.0 trillion in the same period of 2020. In the fourth quarter of 2021, our net revenues decreased by 21.5% to RMB17.8 billion from RMB22.7 billion in the same period of 2020, which was primarily attributable to the decline in total GTV of 34.6% to RMB732.4 billion from RMB1,120.0 billion in the same period of 2020. As such, we recognized net loss of RMB1,766 million and RMB933 million in the third and fourth quarter of 2021, respectively, compared to net income of RMB75 million and RMB1,096 million in the same periods of 2020.

Year ended December 31, 2020 Compared to Year ended December 31, 2019

Net revenues

Our net revenues increased by 53.2% to RMB70.5 billion in 2020 from RMB46.0 billion in 2019, primarily driven by the robust total GTV growth of 64.5% to RMB3,499.1 billion in 2020 from RMB2,127.7 billion in 2019.

Existing home transaction services. Our net revenues from existing home transaction services increased by 24.4% to RMB30.6 billion in 2020 from RMB24.6 billion in 2019, primarily attributable to a 49.5% increase in GTV of existing home transactions to RMB1,940.0 billion in 2020 from RMB1,297.4 billion in 2019. The higher growth rate of GTV of existing home transaction services was primarily attributable to the GTV mix shift in existing home transaction services from GTV served by Lianjia brand where revenue is recorded on a gross commission revenue basis, towards GTV served by connected agents on the our platform, where revenue is recorded on a net basis from platform service, franchise service and other value-added services.

The revenue derived from platform service, franchise service and other value-added services increased by 94.3% to RMB3.0 billion in 2020 from RMB1.5 billion in 2019, as the GTV of existing home transactions served by connected agents on our platform increased by 109.9% to RMB928.1 billion in 2020 from RMB442.1 billion in 2019, as well as moderate increase in existing home transaction commission rate charged from connected stores.

Commission revenue increased by 19.7% to RMB27.6 billion in 2020 from RMB23.0 billion in 2019, driven by the GTV of existing home transactions served by our Lianjia brand increased by 18.3% to RMB1,011.9 billion in 2020 from RMB855.3 billion in 2019.

New home transaction services. Our revenues from new home transaction services increased by 87.1% to RMB37.9 billion in 2020 from RMB20.3 billion in 2019, primarily attributable to an increase of 85.0% in the GTV of new home transactions to RMB1,383.0 billion in 2020 from RMB747.6 billion in 2019. The GTV of new home transactions served by Lianjia brand increased by 37.2% to RMB276.7 billion, while the GTV of new home transaction services completed on our platform through connected agents and other sales channels increased by 102.7% year-over-year to RMB1,106.3 billion. Although most of the brokerage stores on our platform were subject to lockdown and low activity level for a certain period of time in 2020 due to the COVID-19 pandemic, the significantly increased demand and capacity of our platform for new home transactions brought about a strong revenue growth over 2019.

Emerging and other services. Our net revenues from emerging and other services increased by 68.7% to RMB2.0 billion in 2020 from RMB1.2 billion in 2019. The increase was primarily attributable to the increase of service penetration level in the Company’s financial services around the housing transaction services, as well as the increase in revenues from other services.

Cost of revenues

Our total cost of revenues increased by 54.3% to RMB53.6 billion in 2020 from RMB34.7 billion in 2019, primarily due to the increase in both split commission to connected agents and other sales channels, and internal commission and compensation.

•

Commission — split. Our cost of revenues for commissions to connected agents and other sales channels increased by 122.7% to RMB24.8 billion in 2020 from RMB11.2 billion in 2019, which was primarily attributable to the significant increase in the number of new home transactions connected agents and other sales channels completed through our platform from around 426,500 in 2019 to around 789,600 in 2020, which in turn was driven by the increasing number of connected agents and other sales channels joining our platform.

•

Commission and compensation — internal. Our cost of revenues for internal commission and compensation increased by 20.0% to RMB23.3 billion in 2020 from RMB19.4 billion in 2019, which was primarily attributable to the increase in the number of new home transactions completed through our Lianjia brand along with the expansion of our new home transaction services as well as a 12.4% year-over-year increase in the number of existing home transactions through Lianjia, despite the impact of the COVID-19 pandemic.

•

Cost related to stores. Our cost related to stores increased by 4.2% to RMB3.2 billion in 2020 from RMB3.1 billion in 2019, mainly attributable to the increase in the number of stores under our Lianjia brand in top tier cities with higher rental cost, as well as a moderate general increase in store-level rental cost.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 19.6% to RMB3,715 million in 2020 from RMB3,106 million in 2019. The increase was primarily attributable to (i) an increase of RMB686.9 million in advertising and promotional expenses, (ii) an increase of RMB144.0 million in amortization expense, and (iii) an increase of RMB77.6 million in share-based compensation expenses to our sales and marketing personnel, partially offset by a decrease of RMB317.9 million in other marketing-related expenses.

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

General and administrative expenses. Our general and administrative expenses decreased by 9.4% to RMB7,589 million in 2020 from RMB8,377 million in 2019. The decrease was primarily attributable to a decrease of RMB1.8 billion in share-based compensation expenses due to a lump sum recognition of the share-based compensations to our senior management in the fourth quarter in 2019, partially offset by (i) an increase of RMB644.3 million in payroll expenses as a result of the rapid growth of city-level support staff and back office functions as our business expanded, and to a less extent the increased number of our headquarter personnel in preparation of the public offering and ongoing obligations as a public company, and (ii) an increase of RMB399.5 million in provision for credit losses due to our increased balance of deposits paid to real estate developers and accounts receivable from them along with our growth in new home sales services.

Research and development expenses. Our research and development expenses increased by 57.7% to RMB2,478 million in 2020 from RMB1,571 million in 2019. The increase was primarily attributable to (i) an increase of RMB532.0 million in share-based compensation expenses, and (ii) an increase of RMB242.1 million in payroll expenses due to an increase in headcount of experienced R&D personnel.

Impairment of goodwill and intangible assets. Our impairment of goodwill and intangible assets were RMB236 million in 2020, compared to zero in 2019. In the fourth quarter of 2020, in connection with integration of Zhonghuan, we reassigned goodwill to the reporting units affected using the relative fair value approach, and RMB1,192.9 million of goodwill was reassigned to the new home transaction segment, while RMB133.0 million remained in the existing home transaction segment. We performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment and no impairment was identified. We performed a qualitative analysis on the affected reporting units after the reassignment and no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it is more-likely-than-not that the fair values of these reporting units are more than their carrying amounts.

Goodwill associated with our acquired home improvement business was fully impaired of RMB16.2 million for the year ended December 31, 2020.

We performed an impairment testing on the intangible assets of Zhonghuan and our acquired home improvement business, and identified RMB213.4 million of impairment losses in these assets. Impairment charges of intangible assets were recognized zero and RMB213.4 million for the years ended December 31, 2019 and 2020.

Income tax expense (benefit)

We recorded income tax expense of RMB1,609 million in 2020, compared to income tax expense of RMB904 million in 2019.

Net income (loss)

As a result of the foregoing, we recorded net income of RMB2,778 million in 2020, compared to net loss of RMB2,180 million in 2019. This increase is the result of net loss of RMB1,231 million in the first quarter of 2020, compared to net income of RMB166 million in the first quarter of 2019, due to the impact of COVID-19 pandemic, and a record-high net income of RMB2,839 million in the second quarter of 2020, compared to net income of RMB391 million in the second quarter of 2019, after business activities resumed and demand was released. We were able to maintain positive net income of RMB75.3 million and RMB1,096 million in the third and fourth quarter of 2020, respectively.

Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposit and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount increased from RMB33.5 billion as of December 31, 2019 to RMB65.2 billion as of December 31, 2020, which was mainly attributable to the cash generated from operating and financing activities, especially to the initial public offering and follow-on public offering of our Class A ordinary shares. The total amount decreased from RMB65.2 billion as of December 31, 2020 to RMB56.1 billion (US$8.8 billion) as of December 31, 2021, which was mainly attributable to the net cash used in investing activities of RMB24.9 billion (US$3.9 billion), including RMB18.1 billion (US$2.8 billion) of purchase of long-term investments.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses increased from RMB8.1 billion as of December 31, 2019 to RMB13.2 billion as of December 31, 2020, as we continued to expand our new home transaction service business. Our accounts receivable, net of allowance for credit losses decreased from RMB13.2 billion as of December 31, 2020 to RMB9.3 billion (US$1.5 billion) as of December 31, 2021, primarily due to the improvement of accounts receivable turnover days.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home transactions” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risk in collecting our accounts receivable and deposits from real estate developers” for more details. In light of the liquidity concerns faced by certain real estate developers in 2021, we have been implementing various prudent measures to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB51.7 billion (US$8.1 billion) in 2021, compared to the net revenue from new home transaction services of RMB46.5 billion (US$7.3 billion), and we managed to reduce our accounts receivable turnover days of new home transaction services from 103 days in 2020 to 97 days in 2021 in spite of the market downturn. The increase of accounts receivable turnover days for new home transaction services to 103 days in 2020 was a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first quarter in 2020. The accounts receivable turnover days for existing home transaction service, where our clients are individual housing customers and brokerage firms on our platform, were 10 days in 2019, 8 days in 2020 and 6 days in 2021. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB2,560 million, RMB1,643 million and RMB1,141.3 million (US$179.1 million) as of December 31, 2019, 2020 and 2021, respectively. The decrease was primarily due to amortization of the business cooperation agreement and impairment charges related to Zhonghuan’s intangible assets in 2020.

Long-term investments, net

Our long-term investments amounted to RMB2,334 million, RMB3,140 million and RMB17.0 billion (US$2.7 billion) as of December 31, 2019, 2020 and 2021, respectively. The significant increase from December 31, 2020 to December 31, 2021 was mainly due to purchase of long-term wealth management products.

Goodwill

Our goodwill was RMB2,477 million, RMB2,467 million and RMB1,806 million (US$283 million) as of December 31, 2019, 2020 and 2021, respectively. The decrease in 2021 was primarily due to the goodwill impairment loss of RMB732.4 million for the existing and new home transaction services due to the market downturn and its impact on our operations in 2021.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2020	2021
	RMB	RMB	US$

	(in thousands)
Current:
Advances to suppliers	474,629	388,319	60,936
Deposits paid to new home developers	2,124,204	558,286	87,607
Prepaid rental and other deposits	771,010	748,516	117,458
Staff advances	215,007	104,615	16,416
Receivables from escrow account	15,029	10,672	1,675
Interests receivable	37,227	39,156	6,144
VAT-input deductible	655,016	762,927	119,721
Prepaid income tax	108,989	138,716	21,768
Others	276,267	378,743	59,433
Total	4,677,378	3,129,950	491,158
Non-current:
Deferred tax asset	884,435	1,060,131	166,359
Others	109,959	121,290	19,033
Total	994,394	1,181,421	185,392

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. The significant decrease in 2020 and further 2021 was mainly due to collections of deposits paid to real estate developers for new home transactions and fewer projects for which we make earnest deposits.

Accounts payable

Our accounts payable was RMB4,213 million, RMB6,595 million and RMB6,009 million (US$943 million) as of December 31, 2019, 2020 and 2021, respectively. The increase in 2020 was primarily the result of increasing payables related to new home transaction services and advertising expenses. Commission payable related to new home transaction services increased from RMB3,528 million as of December 31, 2019 to RMB5,467 million as of December 31, 2020, as increasingly more brokerage firms joined and transacted on our Beike platform and increased the GTV of housing transactions they facilitated on our platform. Consequently, the ending balance of commission payable to them for their services in assisting us selling new homes grew rapidly. The advertising fee payable also increased in 2020, as a result of our effort to promote our Beike platform. The accounts payable decreased from RMB6,595 million as of December 31, 2020 to RMB6,009 million (US$943 million) as of December 31, 2021, which was primarily the result of a decrease in payable related to new home transaction services.

Short-term borrowings

As of December 31, 2019, 2020 and 2021, our short-term borrowings was RMB720 million, zero and RMB260 million (US$41 million). The increase of borrowings as of December 31, 2021 was a result of a RMB260 million bank loan at a fixed borrowing rate of 3.9% which started in August 2021.

Long-term borrowings

Our long-term borrowings were RMB4,890 million, zero and zero as of December 31, 2019, 2020 and 2021, respectively. The significant decrease was primarily because our borrowings of a US$675 million syndicate loan and a bank loan at a fixed borrowing rate of 4.9% were fully paid off in advance by the end of December 31, 2020.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	(in thousands)
	2019	2020	2021
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	112,626	9,361,949	3,595,122	564,153
Net cash used in investing activities	(3,873,722)	(14,977,618)	(24,884,074)	(3,904,854)
Net cash provided by (used in) financing activities	23,026,396	25,406,250	(1,074,173)	(168,561)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(94,922)	(2,183,682)	(442,141)	(69,382)
Net increase (decrease) in cash, cash equivalents and restricted cash	19,170,378	17,606,899	(22,805,266)	(3,578,644)
Cash, cash equivalents and restricted cash at the beginning of the year	12,760,198	31,930,576	49,537,475	7,773,511
Cash, cash equivalents and restricted cash at the end of the year	31,930,576	49,537,475	26,732,209	4,194,867

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2019, 2020 and 2021, respectively, our cash, cash equivalents, restricted cash and short-term investments were RMB33.5 billion, RMB65.2 billion and RMB56.1 billion (US$8.8 billion). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

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

Although we consolidate the results of the VIEs and their subsidiaries, we only have access to the assets or earnings of the VIEs and their subsidiaries through our contractual arrangements with the VIEs and their shareholders. See “Item 4. Information on the Company— C. Organizational Structure—Contractual Arrangements with The VIEs and Their Shareholders.” For restrictions and limitations on liquidity and capital resources as a result of our corporate structure, see “—Holding Company Structure.”

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

As a Cayman Islands exempted company and offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries only through loans or capital contributions, subject to the approval or registration of government authorities and limits on the amount of capital contributions and loans. This may delay us from using the proceeds from our initial public offering in July 2020 and our ADS offering in November 2020 to make loans or capital contributions to our PRC subsidiaries. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offering to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Operating activities

Net cash generated from operating activities in 2021 was RMB3,595 million (US$564 million). The difference between net cash generated from operating activities and net loss of RMB525 million (US$82 million) in 2021 was the result of adding back RMB4,499 million (US$706 million) for adjustments of non-cash items, adding back RMB77 million (US$12 million) for dividends received from long-term investments and removing RMB488 million (US$77 million) of gain on short-term investments, which are by nature investing activities, and adding RMB32 million (US$5 million) released from working capital.

The adjustment of non-cash items primarily consisted of RMB1,538 million (US$241 million) in share-based compensation expenses, RMB1,327 million (US$208 million) in net impairment loss on financial assets, RMB880 million (US$138 million) in depreciation expenses, and RMB747 million (US$117 million) in impairment of goodwill, intangible assets and other long-lived assets.

The additional cash released from working capital was the result of a RMB2,646 million (US$415 million) decrease in accounts receivable, a RMB1,450 million (US$228 million) decrease in prepayments, receivables and other assets and a RMB589 million (US$92 million) increase in lease liabilities, partially offset by a RMB2,562 million (US$402 million) decrease in customer deposits payable, a RMB1,400 million (US$220 million) decrease in employee compensation and welfare payable and a RMB567 million (US$89 million) decrease in accounts payable.

Net cash generated from operating activities in 2020 was RMB9,362 million. The difference between net cash generated from operating activities and net income of RMB2,778 million in the same period was the result of adding back RMB3,729 million for adjustments of non-cash items, adding back RMB38.6 million for dividends received from long-term investments, removing RMB174.8 million of gain on short-term investments, which is by nature an investing activity, and adding another RMB2,991 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,253 million in share-based compensation expenses, RMB781.7 million in net impairment loss on financial assets, RMB621.2 million in amortization of intangible assets and RMB552.8 million in depreciation expenses.

The cash released from working capital was the result of a RMB2,360 million increase in customer deposits payable, a RMB2,303 million increase in accounts payable, a RMB2,119 million increase in employee compensation and welfare payable, a RMB1,323 million increase in lease liabilities, a RMB559.1 million decrease in prepayments, receivables and other assets, and a RMB443.0 million decrease in amounts due from related parties, partially offset by a RMB5,835 million increase in accounts receivable, and a RMB1,196 million increase in right-of-use assets. The significant increase in customer deposits payable was due to the significant increase in GTV and number of transactions on our platform in the last three quarters of 2020 along with the surge of demand for housing transactions after the economy started to recover from the negative impact of COVID-19.

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

Investing activities

Net cash used in investing activities in 2021 was RMB24.9 billion (US$3.9 billion), consisting primarily of (i) RMB47.9 billion (US$7.5 billion) used to purchase short-term investments, offset by RMB38.0 billion (US$6.0 billion) maturities of short-term investments, and (ii) RMB33.0 billion (US$5.2 billion) of financing receivables originated, offset by RMB36.3 billion (US$5.7 billion) of financing receivables principal collected, and (iii) RMB18.1 billion (US$2.8 billion) of purchases of long-term investments.

Net cash used in investing activities in 2020 was RMB15.0 billion, consisting primarily of (i) RMB53.0 billion used to purchase short-term investments, offset by RMB39.8 billion maturities of short-term investments, and (ii) RMB37.2 billion of financing receivables originated, offset by RMB35.4 billion of financing receivables principal collected. The short-term investments are on low-risk and highly liquid products, and are part of our cash management program.

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

Financing activities

Net cash used in financing activities in 2021 was RMB1,074 million (US$168.6 million), consisting primarily of RMB1,841 million (US$289 million) of repayments of funding debts, partially offset by RMB508 million (US$80 million) of proceeds from funding debts and RMB260 million (US$41 million) of proceeds from short-term borrowings.

Net cash provided by financing activities in 2020 was RMB25.4 billion, consisting primarily of (i) RMB16.3 billion of proceeds from our initial public offering, net of issuance costs, (ii) RMB15.3 billion of proceeds from ordinary shares issuance in our follow-on public offering, net of issuance costs, and (iii) RMB3.3 billion of proceeds from funding debts, partially offset by RMB4.5 billion of repayment of long-term borrowings and RMB4.0 billion of repayment of funding debts.

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

Material Cash Requirements

Our material cash requirements as of December 31, 2021 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital Expenditures

Our capital expenditures were RMB703 million in 2019, RMB887 million in 2020 and RMB1,430 million (US$224.4 million) in 2021. Capital expenditures represent cash paid for purchase of property and equipment and intangible assets.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2021.

		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	(RMB in thousands )
Operating lease and other commitments	4,591,087	3,938,502	480,504	159,659	12,422
Lease liability obligations	7,601,729	2,911,311	3,386,690	1,054,628	249,100

As of December 31, 2021, our total contractual obligations included RMB8.3 million in obligation to purchase property and equipment, RMB1.4 million in obligation to purchase services, RMB3,633.0 million in investment commitment, and RMB948.5 million in operating lease commitments, and our funding debt obligations included RMB194.2 million in obligation to repay the consolidated trusts, RMB3.2 million in obligation to repay the interest.

We did not have any other long-term obligations or guarantees as of December 31, 2021.

Off-Balance Sheet Arrangements

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

Holding Company Structure

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, KE Holdings Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operation, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. The VIEs collectively held 29.5% of our group’s cash, cash equivalents and restricted cash and 12.9% of our group’s total assets as of December 31, 2021. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 11.6%, 1.4% and 1.2% of our total net revenues for the fiscal years 2019, 2020 and 2021, respectively. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a holding company incorporated in the Cayman Islands.

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such existing home transaction and new home transaction services and certain home-related emerging and other services. The decrease in net revenues, excluding inter-group transactions, contributed by the VIEs from 11.6% in 2019 to 1.4% in 2020 and 1.2% in 2021 is primarily attributable to the reorganization.

If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds.

C.	Research and Development

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2021 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

E.	Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.

We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements. For a detailed discussion of our significant accounting policies and related judgments, see “Note 2 Significant Accounting Policies” in the Notes to Consolidated Financial Statements included elsewhere in this annual report.

Provision for credit losses of accounts receivable

For accounts receivable, we make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, creditworthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. We estimate the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

One of the most significant judgments involved in estimating the provision for credit losses relates to the forecasts of future economic used to estimate credit losses. The proxy variable of the provision credit losses relates to the forecasts of future economic is China’s banking sector non-performing loan ratio for real estate loans, which is issued by China Banking and Insurance Regulatory Commission. The forecasts of future economic incorporates a series of macroeconomic variables.

As money supply is one of significant determinants of non-performing loan, we consider the key variable related to forecasts of future economic is M2, a measurement of money supply including cash and non-cash assets that are highly liquid, which is issued by the People’s Bank of China. Changes in the M2 would affect the allowance for credit losses as follow (in thousands):

Assumption	Basic Point Change	Increase/(Decrease)
M2	+/- 100 bps	13,677/(9,513)

Assessment for impairment of goodwill

For goodwill, we test for impairment annually, or when events or circumstances indicate that their carrying value may not be recoverable. A significant amount of judgment is required in performing impairment tests, including the optional assessment of qualitative factors for the annual impairment test, which is used to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. This assessment serves as a basis for determining whether it is necessary to perform a quantitative impairment test.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment loss will be recognized. We estimated the fair value of these reporting units using an income approach based on a discounted cash flow model (“DCF model”). Significant estimates and assumptions used in the DCF model included management’s best estimate of forecast revenues used to calculate projected future cash flows, discount rates and long-term growth rate.

Forecasted revenue. The financial projection covering a five-year period of each reporting based on the financial budgets approved by our management, which considering the historical performance and its expectation for future market development.

Discount rate. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted pre-tax rate of return expected by equity and debt holders of a business enterprise.

Long-term growth rate. A growth rate is used to calculate the terminal value of the business and is added to the present value of the debt-free interim cash flows. The growth rate is the expected rate at which an asset group’s business unit’s earnings stream is projected to grow beyond the planning period.

During 2021, in line with the central government’s “housing is for living in, not for speculation” principle, a slew of city-specific policies and severe market-cooling measures were rolled out in China in order to effectively stabilize the land price, home price and market expectations. As a result, there were 29 of our reporting units failed the qualitative analysis. Quantitative assessments were performed on these reporting units for impairment testing. We determined that 14 reporting units were impaired and RMB732.4 million goodwill impairment has been recorded.

For the reporting units that no goodwill impairment was identified in the quantitative impairment test, as of December 31, 2021, fair value exceeded carrying value by at least 26% and there was no indication of a significant risk of goodwill impairment based on current projections and valuations. The headroom by segment is as follows, and the fair value of these reporting units would equal its carrying amount if the key assumptions were to change as follows (in thousands, except for percentages):

As of December 31, 2021
	Existing home transaction services	New home transaction services
Headroom	1,006,969	7,500,681
Forecasted revenue	-46%~-85%	-30%~-94%
Post-tax discount rate	5%~35%	3%~112%

Fair value of long-term investments

For unlisted equity securities measured at fair value, we make estimate of the fair value of the investee by applying the DCF model and the guideline public company approach. For DCF model, major factors considered include historical financial results and assumptions including future growth rates, an estimate of weighted average cost of capital, effective tax rates. The guideline public company approach relies on publicly available market data of comparable companies and uses comparative valuation multiples of the investee’s revenue.

Additionally, we use fair value measurements from time to time in connection with investment impairment testing. For equity investments without readily determinable fair value for which we have elected to use the measurement alternative we make a qualitative assessment of whether the investment is impaired at each reporting date, applying significant judgment in considering various factors and events including (i) adverse performance and cash flow forecasts of investees; (ii) adverse industry developments affecting investees; and (iii) adverse regulatory, social, economic or other developments affecting investees. If a qualitative assessment indicates that the investment is impaired, we estimate the investment’s fair value in accordance with the principles of ASC 820. During the year, certain equity investments without readily determinable fair values were measured using significant unobservable inputs and written down from their respective carrying values to fair values, with impairment charges incurred and recorded in earnings for the years then ended. The fair value is valued based on the DCF model with unobservable inputs including the future revenues, the discount rate and the terminal growth rate or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability.

During 2021, due to the unsatisfied financial performance, we determined that there were triggering events related to our investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. (“Yuanjing Mingchuang”). The fair value of Yuanjing Mingchuang was measured using significant unobservable inputs (Level 3) based on the DCF model. Based on the impairment assessments performed, we recorded an impairment loss of RMB168.0 million. The table below estimates the effect on the impairment amount of an increase/decrease in discount rates and future revenue (in thousands, except for percentages):

As of December 31, 2021
Basis
	Point Change	Increase/(Decrease)
Factor
Discount rate	+/- 100 bps	12,129/(13,152)
Future revenue	+/- 5%	(9,871)/10,194

Liabilities related to employee welfare benefits

For employee welfare benefit, we make estimate of the provision dependent upon the timing of reversal, which can significantly affect liability amounts. The major factors considered when determining the timing of reversal including general administrative practice, historical precedent cases, and legal advice. Currently, the provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) we believe that the probability that such exposures would materialize in the future is remote based on most recent developments. Refer to Note 2.26 for additional information on employee benefit provision as of December 31, 2021.

Item 6.Directors, Senior Management and Employees

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

The Baihui Partnership and its major rights and functions, such as its right to appoint Executive Directors to our board and CEO nomination right, will not become effective until the Baihui Partnership consists of no less than five limited partners. The partners of the Baihui Partnership include Mr. PENG Yongdong and Mr. SHAN Yigang, each holding 50% of limited partnership interests, and thus, the Baihui Partnership has yet come into effect.

Partnership Committee

The Partnership Committee will be the primary management body of the Baihui Partnership. The Partnership Committee must consist of no more than five partners, and all decisions of the Partnership Committee will be made by certain votes of the members. The authorities of the Partnership Committee include, but not limited to, the following areas:

●	allocating the relevant portion of the annual cash bonus pool for the Partner members of management, with any amounts payable to Partners who are the Company’s directors and executive officers subject to approval of the compensation committee of the Company’s board of directors;
●	manage, invest, distribute and dispose of the assets of the Baihui Partnership, including the aggregate deferred bonuses and any income thereof, or Partnership Assets, for the benefit of the partnership;

●	propose to Baihui Partnership candidates to be nominated as the executive director or the chief executive officer, replace or remove the executive director and the chief executive officer, pursuant to our currently effective memorandum and articles of association; and
●	administrating the election of partners.

Partnership Committee members serve for a term of two years and may serve multiple terms, unless terminated upon his or her death, resignation, removal, incapacity of such member or termination of his or her membership in the partnership or certain conditions as determined by Baihui Partnership. Prior to each election that takes place once every certain years, the Partnership Committee will nominate a number of partner candidates to stand for election by Baihui Partnership. The members of the Partnership Committee include Mr. PENG Yongdong and Mr. SHAN Yigang.

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

Partner Termination, Retirement and Removal

Partners may elect to retire or withdraw from the Baihui Partnership at any time. Conditions of automatic retirement as determined by Baihui Partnership apply to partners. Unless otherwise provided, partners may be removed upon affirmative vote of not less than 75% of all partners, in the event that the Partnership Committee determines that such partner fails to meet any of the qualifying standards and so recommend to the partnership.

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

Directors and Executive Officers

ZUO Hui, our founder and permanent chairman emeritus, was a pioneer, visionary and respected leader in China's housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. ZUO, together with Beike’s co-founders, Mr. PENG Yongdong and Mr. SHAN Yigang, had led our senior management to execute his strong vision to build and launch our Beike platform, pioneer the creation of ACN, continuously invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. ZUO's values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.

Mr. ZUO served as our chairman since he founded Beijing Lianjia in 2001. In addition, Mr. ZUO held positions in various social organizations, such as the vice president of China Institute of Real Estate Appraisers and Agents since 2013, the vice president of the China Real Estate Chamber of Commerce since 2016, and a standing member of the 12th Executive Committee of All-China Federation of Industry and Commerce since 2017.

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
PENG Yongdong	42	Co-Founder, Chairman of the Board and Chief Executive Officer
SHAN Yigang	49	Co-Founder and Executive Director
XU Tao	48	Executive Director and Chief Financial Officer
XU Wangang	56	Executive Director and Chief Operating Officer
LI Zhaohui (Jeffrey)	46	Director
CHEN Xiaohong	52	Independent Director
ZHU Hansong	52	Independent Director
WU Jun	53	Independent Director

PENG Yongdong has served as our executive director since December 2018 and the chairman of the board of directors since May 2021, and he co-founded Beike with Mr. ZUO and Mr. SHAN. Mr. PENG has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd., which later changed its name to Beike Zhaofang (Beijing) Technology Co., Ltd., since 2017 and successively served as the vice general manager and general manager of Beijing Lianjia since 2010. Prior to that, Mr. PENG served as a senior consultant of strategy and revolution at IBM China Company Limited between 2006 and 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. from 2001 to 2003. Mr. PENG received his bachelor’s degree in electrical engineering and automation from Zhejiang University in 2001 and an IMBA degree from Tsinghua University in 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

SHAN Yigang has served as our executive director since July 2018, and he co-founded Beike with Mr. ZUO and Mr. PENG. He served as a director of Beijing Lianjia from 2007 to 2021. Prior to joining Beijing Lianjia, Mr. SHAN was the co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. from 1999 to 2007. Mr. SHAN obtained his EMBA degree from Tsinghua University in 2019.

XU Tao has served as our executive director since August 2021 and as the chief financial officer of Beike since 2016. Prior to that, Mr. XU was the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. from June to October in 2016. Between 2014 and 2015, he served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. From 2011 to 2014, Mr. XU served as the chief financial officer of China region of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. From 2008 to 2011, Mr. XU served as the financial director of China region of Sun Microsystems China Co., Ltd. From 2001 to 2008 Mr. XU successively served as the financial director of Greater China and chief financial officer at Lucent Technology (China) Co., Ltd. From 1999 to 2001, he worked as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. Prior to that, Mr. XU worked at Pepsi. Mr. XU received his bachelor’s degree in economics from Capital University of Economics and Business in 1996 and a master’s degree of commerce in international professional accounting from the University of New South Wales in 2005.

XU Wangang has served as our executive director since May 2021, our chief operating officer since April 2021, and our co-chief operating officer from May 2018 to April 2021. Form July 2017 to May 2018, Mr. XU worked as the head of western region of our company. From 2015 to 2017, Mr. XU served as the general manager at Sichuan Lianjia Real Estate Brokerage Co., Ltd., our subsidiary. Mr. XU was the founder of Sichuan Eden City Real Estate E-Commerce Co., Ltd. and Sichuan Yicheng Real Estate Brokerage Co., Ltd., the latter of which was acquired by us in December 2015 and renamed as Sichuan Lianjia Real Estate Brokerage Co., Ltd., and served as its general manager from 2009 to 2015. Mr. XU served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. from 2001 to 2004. Mr. XU served successively as a staff member and manager in technology R&D department at No. 10 Research Institute of Ministry of Electronics Industries (currently known as China Electronics Technology Group Corporation No.10 Research Institute from 1986 to 2001. Mr. XU graduated from University of Electronic Science and Technology of China with a bachelor’s degree in electronic engineering in 1986.

LI Zhaohui (Jeffrey) has served as our director since December 2018. Mr. LI joined Tencent Holdings Ltd. (HKEx: 700) in 2011 and currently serves as the vice president and head of mergers and acquisitions department at Tencent Holdings Ltd., and as the managing partner of Tencent Investment. Before joining Tencent in 2010, Mr. LI served as an investment principal at Bertelsmann Asia Investment Fund from 2008 to 2020. Prior to that, Mr. LI held various positions related to product and business in Google and Nokia. Mr. LI has been a director of Kuaishou Technology (HKEx: 1024) since March 2017, Zhihu Inc. (NYSE: ZH) since September

2015 and Howbuy Wealth Management Co., Ltd. (NEEQ: 834418) since December 2013. Mr. LI received a bachelor’s degree in economics from Peking University in 1998 and an MBA degree from Duke University Fuqua School of Business in 2004.

CHEN Xiaohong has served as our independent director since August 2020. Ms. CHEN is the founding and managing partner of H Capital. Before founding H Capital in 2014, Ms. CHEN served as a managing director at Tiger Global responsible for its investment activities in China from 2004 to 2012. Prior to that, Ms. CHEN was at Joyo.com in 2004 for eight months serving as a vice president and at Veronis Suhler Stevenson from 1994 to 2004, lastly serving as a managing director. Ms. CHEN currently serves on the board of directors of a number of private companies. Ms. CHEN received her bachelor’s degree in history from Peking University in 1992 and a master’s degree in library service from Rutgers University in 1994.

ZHU Hansong has served as our independent director since August 2021. Mr. ZHU has been serving as an independent director of Kidswant Children Products Co., Ltd. (SZSE: 301078) since March 2020 and of Missfresh Limited (Nasdaq: MF) since June 2021. Mr. ZHU worked for Goldman Sachs from 2000 to 2019 and held several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in 2019, Mr. ZHU was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. ZHU worked at China International Capital Corporation Limited from 1995 to 2000. Mr. ZHU received a bachelor’s degree in economics from Nanjing University in 1991 and a master’s degree in economics from Peking University in 1994.

WU Jun has served as our independent directors since March 2022. Mr. WU is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. since 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. where he joined in 2017. From 2010 to 2017, Mr. WU held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From 2008 to 2010, Mr. WU served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd., a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. WU served as a vice president in the finance department at Huawei Technologies Co., Ltd. from 2006 to 2008. From 1997 to 2005, Mr. WU worked for Lucent Technology (China) Co., Ltd. and held various positions, lastly as the chief financial officer in the Greater China area. From 1995 to 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd. Prior to that, Mr. WU held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. from 1991 to 1995. Mr. WU has served as an independent non-executive director of Beijing Evercare Medical Technology Group Co., Ltd. since July 2021. Mr. WU graduated from University of International Business and Economics with a diploma majoring in international accounting in 1989 and he received an MBA degree from City University of Seattle in 1999.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2021, we paid an aggregate of RMB27.4 million (US$4.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Plan Administration. The Plan is administered by the Administrator(s) designated by our board of directors from time to time. The Administrator determines, among others, the participants eligible to receive awards, the number of options to be granted to each eligible participant, and the terms and conditions of each award grant. Mr. PENG Yongdong is currently the Administrator of the plan.

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

The following table summarizes, as of February 28, 2022, the options granted under the 2018 Share Option Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

Class A Ordinary
Shares
	Underlying	Exercise Price		Date of
	Options Awarded	(US$/Share)	Date of Grant	Expiration

CHEN Xiaohong	*	US$0.00002	August 17, 2021	July 23, 2031

Note:

*Less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.

As of February 28, 2022, granted options to purchase 72,038,470 Class A ordinary shares remain outstanding under the 2018 Share Option Plan.

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

As of February 28, 2022, granted restricted share units to purchase 36,910,635 Class A ordinary shares remain outstanding under the 2020 Share Incentive Plan.

C.Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the New York Stock Exchange rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of CHEN Xiaohong, ZHU Hansong and WU Jun. CHEN Xiaohong is the chairperson of our audit committee. We have determined that CHEN Xiaohong, ZHU Hansong and WU Jun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that CHEN Xiaohong qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee. Our compensation committee consists of WU Jun, CHEN Xiaohong and ZHU Hansong. WU Jun is the chairperson of our compensation committee. We have determined that WU Jun, CHEN Xiaohong and ZHU Hansong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee consists of SHAN Yigang, CHEN Xiaohong and WU Jun. SHAN Yigang is the chairperson of our nominating and corporate governance committee. We have determined that CHEN Xiaohong and WU Jun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees for election by the shareholders or appointment by the board;
●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;
●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board;
●	advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and
●	overseeing and evaluating our practice related to environmental, social and corporate governance (ESG) matters, reviewing and approving the Company's reports on its ESG practice from time to time, and making recommendations to the board on all matters related ESG and on any corrective action to be taken.

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

D.Employees

We had a total of 110,082 employees as of December 31, 2021. The following table sets forth the numbers of our employees categorized by function as of December 31, 2021.

Number of
Function	Employees
Agents and supporting staff	82,009
Platform operations	10,719
Research and development	3,324
Business development, sales and marketing	6,015
Administration and management	8,015
Total	110,082

As of December 31, 2021, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2022 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 2,688,509,639 Class A ordinary shares (excluding the 17,401,596 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 885,301,280 Class B ordinary shares outstanding as of February 28, 2022.

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

	Ordinary Shares Beneficially Owned
			Total Ordinary
	Class A	Class B	Shares on an	% of
	Ordinary	Ordinary	As-Converted	Beneficial	% of Aggregate Voting
	Shares	Shares	Basis	Ownership	Power ***
Directors and Executive Officers**:
PENG Yongdong(1)	—	110,116,275	110,116,275	3.1%	9.5%
SHAN Yigang(2)	—	47,777,775	47,777,775	1.3%	4.1%
XU Tao	*	—	*	*	*
XU Wangang(3)	54,272,705	—	54,272,705	1.5%	0.5%
LI Zhaohui (Jeffrey)	—	—	—	—	—
CHEN Xiaohong	*	—	*	*	*
ZHU Hansong	—	—	—	—	—
WU Jun	—	—	—	—	—
All Directors and Executive Officers as a Group	86,441,565	157,894,050	244,335,615	6.8%	14.4%
Principal Shareholders:
Propitious Global Holdings Limited(4)	157,894,050	727,407,230	885,301,280	24.8%	64.4%
Baihui Partners L.P.(5)	157,894,050	727,407,230	885,301,280	24.8%	64.4%
Entities affiliated with Tencent(6)	410,842,111	—	410,842,111	11.5%	3.6%
SVF II Buzzard (Cayman) LP(7)	219,080,949	—	219,080,949	6.1%	1.9%

Notes:

*	Aggregate number of shares accounts for less than 1% of our total ordinary shares on an as-converted basis outstanding as of February 28, 2022.
**

Except as indicated otherwise below, the address of our directors and executive officers is Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. LI Zhaohui is 10/F, China Technology Trade Center, No. 66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The business address of Ms. CHEN Xiaohong is Room 1001, Liangmaqiao DRC Office Building D1, Chaoyang District, Beijing, People’s Republic of China. The address of Mr. ZHU Hansong is 20-2-801, Yi An Jia Yuan, Beiwa Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. WU Jun is No. 88-1, Longhu Yanlanshan, Shunyi District, Beijing, People’s Republic of China.

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

(1)	Represents 110,116,275 Class B ordinary shares held by Ever Orient International Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. PENG Yongdong. The registered address of Ever Orient International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 47,777,775 Class B ordinary shares held by Clover Rich Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. SHAN Yigang. The registered address of Clover Rich Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents (i) 24,354,655 Class A ordinary shares held by Blossom South Limited, a company incorporated in the British Virgin Islands, and (ii) 29,918,050 Class A ordinary shares held by GainWell Investment Corp. These shares are beneficially owned by Mr. XU Wangang. The registered address of Blossom South Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents 157,894,050 Class A ordinary shares and 727,407,230 Class B ordinary shares held by Propitious Global Holdings Limited, a company incorporated in the British Virgin Islands. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands. Grain Bud Holding Limited is wholly owned by Z&Z Trust. Cantrust (Far East) Limited, a company incorporated in the British Virgin Islands, is acting as the trustee for Z&Z Trust. Ms. ZUO, the spouse of Mr. ZUO Hui, controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 885,301,280 ordinary shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Grain Bud Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(5)	Represents 157,894,050 Class A ordinary shares and 727,407,230 Class B ordinary shares held by Propitious Global Holdings Limited, which has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 885,301,280 ordinary shares held by Propitious Global Holdings Limited. Baihui Partners L.P. is a Cayman Islands exempted limited partnership whose principal business office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(6)	Represents (i) 49,169,495 Class A ordinary Shares held by Morespark Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (ii) 33,625,445 Class A ordinary shares held by Parallel Stellar Investment Limited, a company incorporated in the Cayman Islands, which is beneficially owned and controlled by Tencent; (iii) 245,499,801 Class A ordinary shares (including 20,400,000 Class A ordinary shares represented by 6,800,000 ADSs) held by Tencent Mobility Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (iv) 78,947,370 Class A ordinary shares held by Parallel Galaxy Investment Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; and (v) 3,600,000 Class A ordinary shares represented by 1,200,000 ADSs held by Sunshine Peak Holding Limited, a company beneficially owned and controlled by Tencent. The registered address of Morespark Limited, Tencent Mobility Limited and Parallel Galaxy Investment Limited is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Parallel Stellar Investment Limited is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.
(7)	Represents 219,080,949 Class A ordinary shares held by SVF II Buzzard (Cayman) LP, a company organized under the laws of the Cayman Islands. The registered address of SVF II Buzzard (Cayman) LP is c/o Walkers, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. Information regarding beneficial ownership is reported as of December 31, 2021, based on the information contained in the Schedule 13G/A filed by SVF II Buzzard (Cayman) LP, among other reporting persons, with the SEC on February 14, 2022.

To our knowledge, as of February 28, 2022, a total of 1,807,879,932 Class A ordinary shares are held by The Bank of New York Mellon, the depositary of our ADS program and a record holder in the United States, representing approximately 50.3% of our total outstanding shares on an as-converted basis. None of our outstanding Class B ordinary shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

Enforceability of Civil Liabilities

Most of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

We have been informed by our Cayman Islands legal counsel that the United States and the Cayman Islands do not have a treaty providing for reciprocal recognition and enforcement of judgments of U.S. courts in civil and commercial matters and that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of U.S. courts obtained against us or our directors or officers, predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States, or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers, predicated upon the securities laws of the United States or any state in the United States. We have also been advised by our Cayman Islands legal counsel that a judgment obtained in any federal or state court in the United States will be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination of the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment (i) is given by a foreign court of competent jurisdiction, (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given, (iii) is final, (iv) is not in respect of taxes, a fine or a penalty, and (v) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or the public policy of the Cayman Islands.

However, the Cayman Islands courts are unlikely to enforce a judgment obtained from the United States courts under the civil liability provisions of the securities laws if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because the courts of the Cayman Islands have yet to rule on whether such judgments are penal or punitive in nature, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands.

Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

●	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or
●	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with The VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ziroom Inc.

We had related party transactions with Ziroom Inc. and its subsidiaries (collectively, “Ziroom”), a group company that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Ziroom in the amount of RMB309 million, RMB128 million and RMB158 million (US$25 million) in 2019, 2020 and 2021, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Ziroom, online marketing services revenue, and interest income from loans provided to Ziroom. We incurred costs related to services from Ziroom in the amount of RMB482 thousand, RMB1,025 thousand and RMB7.9 million (US$1.2 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2019, 2020 and 2021, Ziroom had amounts due to us of RMB610 million, RMB336 million and RMB349 million (US$55 million), respectively, primarily including commission receivables. As of December 31, 2019, 2020 and 2021, we had amounts due to Ziroom of RMB123 million, RMB21 million and RMB31 million (US$5 million), respectively.

Transactions with Yuanjing Mingde

We had related party transactions with Yuanjing Mingde (Beijing) Holding Group Co., Ltd. (“Yuanjing Mingde”), a company that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Yuanjing Mingde in the amount of RMB227 million, RMB127 million and RMB4 million (US$0.6 million) in 2019, 2020 and 2021, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Yuanjing Mingde, and interest income from loans provided to Yuanjing Mingde. We incurred costs related to services and purchases from Yuanjing Mingde in the amount of RMB850 thousand, RMB9 million, and RMB31 million (US$5 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2019, 2020 and 2021, Yuanjing Mingde had amounts due to us of RMB141 million, RMB16 million and RMB7 million (US$1 million), respectively. As of December 31, 2019, 2020 and 2021, we had amounts due to Yuanjing Mingde of RMB5 million, RMB3 million and RMB9 million (US$1 million), respectively. As of December 31, 2019, 2020 and 2021, we had short-term loans receivable from Yuanjing Mingde of RMB1.9 billion, zero and zero, respectively.

In November 2018, we entered into a six-month RMB1.9 billion loan agreement with Yuanjing Mingde at a fixed borrowing rate of 10%. Yuanjing Mingde has fully repaid the loan in July 2020.

Transactions with Vanlian

We had related party transactions with Vanlian (Beijing) Decoration Co., Ltd. (“Vanlian”), an affiliate of our company. We had commission service and marketing service revenue from cooperation on property renovation business with Vanlian in the amount of RMB4 million,RMB15 million and RMB175 million (US$27 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2019, 2020 and 2021, Vanlian had amounts due to us of RMB6 million,RMB22 million and RMB209 million (US$33 million), respectively. As of December 31, 2019, 2020 and 2021, we had amounts due to Vanlian of RMB100 thousand, RMB879 thousand and RMB144 million (US$23 million), respectively.

Transactions with IFM

We had related party transactions with IFM Investments Limited (“IFM”), an affiliate of our company in which we hold 37.6% interest. We had revenues from IFM in the amount of RMB11 million, RMB44 million and RMB72 million (US$11 million) in 2019, 2020 and 2021, respectively, including revenue from technical and training support services provided to IFM, revenue from customer referrals and interest income from loans provided to IFM. We incurred costs related to services from IFM in the amount RMB3 million, RMB9 million and RMB11 million (US$2 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2019, 2020 and 2021, IFM had amounts due to us of RMB5 million, RMB7 million and RMB8 million (US$1 million), respectively. As of December 31, 2019, 2020 and 2021, we had amounts due to IFM of RMB46 million, RMB15 million and RMB23 million (US$4 million), respectively. We had short-term loan receivable from IFM of RMB20 million, RMB20 million and RMB20 million (US$3 million) as of December 31, 2019, 2020 and 2021, respectively.

Transactions with Mr. ZUO Hui

As of December 31, 2019, 2020 and 2021, we had amounts due to Mr. ZUO Hui, our founder and permanent chairman emeritus, of RMB1 million, zero and zero, respectively.

Transactions with Tencent

We had related party transactions with Tencent, one of our principal shareholders. We incurred expenses related to services from Tencent in the amount of RMB39 million in 2020 and RMB194 million (US$30 million) in 2021, including advertising resources utilization and cloud technology provided by Tencent which we activated our rights to utilize pursuant to the business cooperation agreement we entered with Tencent in late 2018. We derived revenues of RMB1.6 million (US$0.3 million) in 2021 for technical services provided to Tencent.

As of December 31, 2020, we had amounts due from and prepayments to Tencent of RMB35 million, which mainly consist of prepayment for advertising resources, marketing and cloud services amounting to RMB11 million, and RMB24 million withheld by Tencent in relation to reissuance of treasury shares in 2019, which was received in 2021. As of December 31, 2021, we had amounts due from and prepayments to Tencent of RMB175 thousand (US$27 thousand). We had amounts due to Tencent of RMB35 million (US$5 million) as of December 31, 2021, which mainly consist of cloud services payable to Tencent.

Transactions with Brokerage Firms

We had related party transactions with brokerage firms in which we have significant influence. We had revenues from commission support services and platform and franchise services provided to those brokerage firms in the amount of RMB63 million, RMB203 million and RMB432 million (US$68 million) in 2019, 2020 and 2021, respectively. We incurred costs related to services from those brokerage firms in the amount of RMB101 million, RMB426 million and RMB832 million (US$131 million) in 2019, 2020 and 2021, respectively.

As of December 31, 2019, 2020 and 2021, the brokerage firms had amounts due to us of RMB5,574 thousand, RMB11 million and RMB10 million (US$2 million), respectively. As of December 31, 2019, 2020 and 2021, we had amounts due to the brokerage firms of RMB87 million, RMB214 million and RMB340 million (US$53 million), respectively.

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

Legal Proceedings

From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the Exchange Act, and Rule 10b-5 promulgated thereunder. On March 29, 2022, the Court appointed Lead Plaintiff and Lead Counsel of this action, with Lead Plaintiff expected shortly to file a consolidated amended complaint pursuant to the scheduling order that will be entered by the court. We intend to vigorously defend ourselves against this and any related litigation. The action remains in its preliminary stage, and the substantive allegations are subject to change as the litigation progresses or if additional related complaints are filed or Plaintiffs file amended complaints. Regardless of the outcome, however, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—C. Risk Factors—Risks Related to Our Business and Industry—We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.”

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

B.Memorandum and Articles of Association

The following are summaries of material provisions of our currently effective memorandum and articles of association and of the Companies Act, insofar as they relate to the material terms of our ordinary shares.

Objects of Our Company. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Cayman Islands law.

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

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder Affiliates (as defined in our currently effective memorandum and articles of association), or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. In addition, if at any time all of the Co-Founders and Co-Founder Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B ordinary shares upon completion of our initial public offering, all of the issued and outstanding Class B ordinary shares will be automatically converted into the same number of Class A ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors or declared by our shareholders by ordinary resolution (provided that no dividend may be declared by our shareholders which exceeds the amount recommended by our directors). Our currently effective memorandum and articles of association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

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

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Our currently effective memorandum and articles of association provide that in respect of any resolution relating to a Special Partnership Matter, or which in any way affects a Special Partnership Matter, including, without limitation, any amendment to any provision of our memorandum or articles of association which relates to a Special Partnership Matter, must be approved as a special resolution, and that for these purposes a special resolution requires the affirmative vote of no less than 95% of votes cast by our shareholders at a general meeting. A “Special Partnership Matter” includes, for so long as the Partnership Condition is satisfied, (i) the rights of the Baihui Partnership to appoint our Executive Directors and to nominate and recommend the chief executive officer of our company as described under “Item 6. Directors, Senior Management and Employees—Baihui Partnership—Executive Director Appointment and CEO Nomination Right,” and (ii) the procedures regarding the election, appointment and removal of directors or size of our board of directors. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we may (but are not obliged to) in each year hold a general meeting as our annual general meeting in which case we shall specify the meeting as such in the notices calling it, and the annual general meeting shall be held at such time and place as may be determined by our directors.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings, our board will convene an extraordinary general meeting and put the resolutions so requisitioned to a vote at such meeting. However, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings not called by such shareholders.

Transfer of Ordinary Shares. Subject to the restrictions set out in our currently effective memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

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

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders.

Our currently effective memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preference shares and to determine, with respect to any series of preference shares, the terms and rights of that series, including:

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

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preference shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preference shares without any further vote or action by our shareholders; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our currently effective memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

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

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our currently effective memorandum and articles of association.

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

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our currently effective memorandum and articles of association provide that our shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-third of the total number of votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders, in which case our board is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Other than this right to requisition a shareholders’ meeting, our currently effective memorandum and articles of association do not provide our shareholders with any other right to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our currently effective memorandum and articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, whenever the capital of our company is divided into different classes, the rights attached to any such class may only be materially adversely varied with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our currently effective memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our currently effective memorandum and articles of association that require our company to disclose shareholder ownership above any particular ownership threshold.

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

E.Taxation

The following summary of Cayman Islands, PRC and U.S. federal income tax considerations of an investment in the ADSs or Class A ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This summary does not deal with all possible tax considerations relating to an investment in the ADSs or Class A ordinary shares, such as the tax considerations under U.S. state and local tax laws or under the tax laws of jurisdictions other than the Cayman Islands, the People’s Republic of China and the United States. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Harney Westwood & Riegels, our Cayman Islands counsel; to the extent it relates to PRC tax law, it is the opinion of Han Kun Law Offices, our PRC counsel.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought to or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the SAT issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and minutes of board and shareholder meetings, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and alternative minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;

●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

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

Although the law in this regard is not entirely clear, we treat the consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we consolidate their results of operations in our consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on our income and assets, including goodwill and unbooked intangibles, we do not believe we were a PFIC for the taxable year ended December 31, 2021, and we do not presently expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the ADSs from time to time (which may be volatile). Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Recent declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty (the “Treaty”), (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the New York Stock Exchange, and we are thus readily tradable on an established securities market in the United States and we believe we are a qualified foreign corporation with respect to dividends paid on the ADSs. However, there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the Class A ordinary shares will not be listed on a U.S. exchange, dividends received with respect to Class A ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

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

As described in "Item 10. Additional Information-E. Taxation-PRC Taxation," if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares and any of our subsidiaries, the consolidated VIEs or any of the subsidiaries of the consolidated VIEs is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries, the consolidated VIEs or any of the subsidiaries of the consolidated VIEs.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs, but not our Class A ordinary shares, are tradable on the New York Stock Exchange, which is a qualified exchange. We anticipate that the ADSs should qualify as being regularly traded, but no assurances may be given in this regard.

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

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2019, 2020 and 2021 were increases of 4.5%, 0.2% and 1.5%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

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

For the period from August 12, 2020 to December 31, 2021, we have used US$784 million of the net proceeds from our initial public offering for research and development, expansion of our new home transaction services, diversification of our service offerings and expansion of business operations into new geographical areas, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

Item 15.Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2021.

Remediation of the Material Weakness in Internal Control over Financial Reporting Reported for the Years Ended December 31, 2019 and 2020

As of December 31, 2021, based on an assessment performed by our management on the performance of certain remediation measures (specified below), we determined that the material weakness in our internal control over financial reporting previously identified by us and our independent registered public accounting firm in connection with the audits of our consolidated financial statements for the year ended December 31, 2019 and 2020 had been remediated.

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

We have implemented a number of measures to address the material weakness that has been identified in connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020. We have hired additional qualified financial and accounting staff with working experience of U.S. GAAP and SEC reporting requirements. We have also established clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues. Furthermore, we continue to further expedite and streamline our reporting process and develop our compliance process, including establishing a comprehensive policy and procedure manual, to allow early detection, prevention and resolution of potential compliance issues, and have established an ongoing program to provide sufficient and appropriate training for financial reporting and accounting personnel, especially training related to U.S. GAAP and SEC reporting requirements.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2021, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2020		2021

	(in thousands)
Audit fees(1)	US$	10,093	US$	6,748
Audit related fees(2)	US$	55	US$	55
Tax fees(3)	US$	268	US$	212
All other fees(4)	US$	199	US$	31
(1)

“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audit of our annual financial statements and assistance with and review of documents filed with the SEC. The audit refers to financial audit in 2020 and integrated audit in 2021.

(2)

“Audit related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted XBRL review services.

(3)

“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted China tax consulting services, transfer pricing, and tax consulting services.

(4)

“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible due diligence services and ESG report consult services.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

We are a “controlled company” as defined under the NYSE’s corporate governance rules. For so long as we remain a controlled company under that definition, we are permitted to elect to rely, and have relied, on certain exemptions from corporate governance rules, including an exemption from the rule that a majority of our board of directors must be independent directors or that we have to establish a nominating committee composed entirely of independent directors.

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of KE Holdings Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.        Exhibits

Exhibit Number	Description of Document
1.1

Fifth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39436), furnished with the Securities and Exchange Commission on November 8, 2021)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250116) filed with the Securities and Exchange Commission on November 16, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 4.2 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

2.3

Deposit Agreement, dated August 12, 2020, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-250116) filed with the Securities and Exchange Commission on November 16, 2020)

2.4

Second Amended and Restated Investor Rights Agreement dated November 29, 2019 (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the annual report on Form 20-F filed by the Registrant with the Securities and Exchange Commission on April 6, 2021)

4.1

2018 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.2

2020 Share Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.3

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.4

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.5*

English translation of the executed form of the Powers of Attorney granted by each shareholder of the VIEs, as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

4.6*	English translation of the Equity Interest Pledge Agreement among Beike Tianjin, Beijing Lianjia and shareholders of Beijing Lianjia dated January 30, 2022

4.7*	English translation of the Equity Interest Pledge Agreement among Jinbei Technology, Tianjin Xiaowu and shareholders of Tianjin Xiaowu dated January 30, 2022

4.8*	English translation of the Equity Interest Pledge Agreement among Beike Jinke, Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022

4.9*	English translation of the Equity Interest Pledge Agreement among Jinbei Technology, Beijin Beihao and shareholders of Beijing Beihao dated January 30, 2022

4.10*	English translation of the Equity Interest Pledge Agreement among Jinbei Technology, Beijin Beijia and shareholders of Beijing Beijia dated January 30, 2022

4.11*	English translation of the Exclusive Business Cooperation Agreement between Beike Tianjin and Beijing Lianjia dated January 30, 2022

4.12*	English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Tianjin Xiaowu dated January 30, 2022

4.13*	English translation of the Exclusive Business Cooperation Agreement between Beike Jinke and Yiju Taihe dated January 30, 2022

4.14*	English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Beijin Beihao dated January 30, 2022

4.15*	English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Beijin Beijia dated January 30, 2022

4.16*	English translation of the Exclusive Option Agreement among Beike Tianjin, Beijing Lianjia and shareholders of Beijing Lianjia dated January 30, 2022

4.17*	English translation of the Exclusive Option Agreement among Jinbei Technology, Tianjin Xiaowu and shareholders of Tianjin Xiaowu January 30, 2022

4.18*	English translation of the Exclusive Option Agreement among Beike Jinke, Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022

4.19*	English translation of the Exclusive Option Agreement among Jinbei Technology, Beijing Beihao and shareholders of Beijing Beihao January 30, 2022

4.20*	English translation of the Exclusive Option Agreement among Jinbei Technology, Beijing Beijia and shareholders of Beijing Beijia January 30, 2022

4.21

English translation of the Business Cooperation Agreement by and among Tencent, the Registrant and other parties named therein dated December 28, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.22*†	English Translation of the Amened and Restated Framework Purchase Agreement by and among the Registrant, Shengdu Home Renovation Co., Ltd. and other parties dated April 11, 2022

8.1*	List of Significant Subsidiaries and Consolidated Variable Interest Entities of the Registrant

11.1

Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 99.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

† Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KE Holdings Inc.

By:	/s/ PENG Yongdong
	Name:	PENG Yongdong
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 19, 2022

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KE Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KE Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive income (loss), of changes in shareholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”).We also have audited the Company's internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2.1 to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

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

Revenue Recognition – New home transaction services

As described in Note 2.22 to the consolidated financial statements, the Company generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Company. The Company signed new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Company recognized sales commissions as revenues when the confirmations that terms and conditions for commissions earned were met were received from real estate developers or upon cash receipts of service fees if collection of the commissions was not considered probable. The Company recognized revenues from new home transaction services of RMB46.5 billion for the year ended December 31, 2021.

The principal considerations for our determination that performing procedures relating to revenue recognized on new home transaction services is a critical audit matter are the significant judgment by management in determining whether collection of commission from real estate developers is probable to support the establishment of contract with these developers, and the timing of revenue recognition. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence.

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

Allowance for Credit Loss – Accounts Receivable

As described in Note 2.11 and 6 to the consolidated financial statements, the Company’s gross accounts receivable and allowance for credit loss were RMB11.5 billion and RMB2.2 billion as of December 31, 2021, respectively. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit loss on accounts receivable is a critical audit matter are the significant judgment by management in estimating the allowance for credit loss, which in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating audit evidence obtained. The audit effort also included the involvement of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls related to management’s estimate of the allowance for credit loss on accounts receivable. These procedures also included, among others, testing management’s process for estimating the allowance for credit loss by, (i) evaluating the appropriateness of the model, (ii) testing the completeness, accuracy and relevance of data used in the model, and (iii) evaluating the reasonableness of significant assumptions and judgments made by management to estimate the allowance for credit loss for each segmentation of accounts receivable. Evaluating the reasonableness of management’s significant assumptions and judgments involved evaluating the reasonableness of the segmentation of accounts receivable based on similar risk characteristics and the reasonableness of current and future economic conditions. The procedures also included the involvement of professionals with specialized skill and knowledge to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

Goodwill Impairment Assessments

As described in Note 2.16 and 12 to the consolidated financial statements, the Company’s goodwill balance was RMB1.8 billion as of December 31, 2021. Management performed impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that goodwill might be impaired. During the nine months ended September 30, 2021, revenue and profit generated by certain reporting units decreased significantly due to market downturn. Management determined that the significant decline in revenue and profit was a triggering event. Based on the interim impairment assessment as of September 30, 2021, management concluded that the goodwill attributable to certain reporting units was impaired and accordingly, recorded goodwill impairment loss of RMB397.1 million. Management performed annual impairment tests as of December 31, 2021 and recognized further impairment loss of RMB335.3 million. Total impairment loss on goodwill recognized for the year ended December 31, 2021 was RMB732.4 million. The quantitative impairment tests consist of a comparison of the fair value of reporting units to their carrying value, including goodwill. Management used a discounted cash flow model to estimate the current fair value of these reporting units. Significant assumptions were involved in the preparation of the discounted cash flow model, including future revenues, discount rates, and long-term growth rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessments is a critical audit matter are the significant judgment by management when developing the fair value measurements of these reporting units. This in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to future revenues, discount rates, and long-term growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment tests, including controls over the valuation of the Company’s reporting units. These procedures also included, among others, (i) testing management’s process for developing the fair value estimates, (ii) evaluating the appropriateness of the discounted cash flow model, (iii) testing the completeness and accuracy of underlying data used in the model, and (iv) evaluating the reasonableness of the significant assumptions used by management related to future revenues, discount rates, and long-term growth rate. Evaluating management’s assumptions related to future revenues, discount rates and long-term growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting units, (ii) the consistency with external market and industry data, and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company’s discounted cash flow model, the discount rates and long-term growth rate assumption.

Impairment Assessment for Equity Investment

As described in Note 2.17 and 11 to the consolidated financial statements, the Company’s investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. (“Yuanjing Mingchuang”) was RMB532.0 million as of December 31, 2021. Management performed an impairment assessment of the equity investment in Yuanjing Mingchuang as of December 31, 2021 and recognized an impairment loss of RMB168.0 million, which is the difference between the investment’s fair value and carrying value. Management estimated the fair value of the Yuanjing Mingchuang investment using a discounted cash flow model. Significant assumptions were involved in the preparation of the discounted cash flow model, including future revenues, discount rate, and long-term growth rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment for the Yuanjing Mingchuang investment is a critical audit matter are the significant judgment by management in developing the fair value measurement of the investment. This in turn led to a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to future revenues, discount rate and long-term growth rate. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the valuation of the Yuanjing Mingchuang investment. These procedures also included, among others, (i) testing management’s process for developing the fair value estimate, (ii) evaluating the appropriateness of the discounted cash flow model used, (iii) testing the completeness and accuracy of underlying data used in the model, and (iv) evaluating the reasonableness of the significant assumptions used by management related to future revenues, discount rate and long-term growth rate. Evaluating management’s assumptions related to the future revenues, discount rate and long-term growth rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the investee; (ii) the consistency with external market and industry data; and (iii) whether these assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in performing procedures and evaluating the audit evidence obtained from these procedures.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People's Republic of China

April 19, 2022

We have served as the Company's auditor since 2018.

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2020	2021	2021
				US$
		RMB	RMB	Note 2.6

ASSETS
Current assets:
Cash and cash equivalents	3	40,969,979	20,446,104	3,208,440
Restricted cash	3	8,567,496	6,286,105	986,427
Short‑term investments	4	15,688,321	29,402,661	4,613,919
Short-term financing receivables, net of allowance for credit losses of RMB113,905 and RMB131,558 as of December 31, 2020 and 2021, respectively	7	3,931,641	702,452	110,230
Accounts receivable, net of allowance for credit losses of RMB1,122,218 and RMB2,151,271 as of December 31, 2020 and 2021, respectively	6	13,183,559	9,324,952	1,463,288
Amounts due from and prepayments to related parties	27	484,349	591,342	92,794
Loan receivables from related parties	27	36,378	42,788	6,714
Prepayments, receivables and other assets	5	4,677,378	3,129,950	491,158
Total current assets		87,539,101	69,926,354	10,972,970
Non‑current assets:
Property and equipment, net	8	1,472,460	1,971,707	309,404
Right‑of‑use assets	10	6,821,100	7,244,211	1,136,775
Long‑term financing receivables, net of allowance for credit losses of RMB13,414 and RMB204 as of December 31, 2020 and 2021, respectively	7	218,018	10,039	1,575
Long‑term investments, net	11	3,140,315	17,038,171	2,673,661
Intangible assets, net	9	1,642,651	1,141,273	179,091
Goodwill	12	2,467,497	1,805,689	283,352
Other non‑current assets		994,394	1,181,421	185,392
Total non‑current assets		16,756,435	30,392,511	4,769,250
TOTAL ASSETS		104,295,536	100,318,865	15,742,220

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB139,103 and RMB61,836 as of December 31, 2020 and 2021, respectively)	14	6,594,846	6,008,765	942,906
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,537 and RMB142,723 as of December 31, 2020 and 2021, respectively)	27	254,255	584,078	91,655
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB358,456 and RMB404,715 as of December 31, 2020 and 2021, respectively)		11,231,800	9,834,247	1,543,208
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,380,491 and RMB3,407,217 as of December 31, 2020 and 2021, respectively)		6,743,256	4,181,337	656,143
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB146,119 and RMB37,308 as of December 31, 2020 and 2021, respectively)		986,465	567,589	89,067
Short‑term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2020 and 2021, respectively)	13	—	260,000	40,800
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB18,079 and RMB9,618 as of December 31, 2020 and 2021, respectively)	10	2,625,979	2,752,795	431,974
Short‑term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB1,432,375 and RMB194,200 as of December 31, 2020 and 2021, respectively)	16	1,512,510	194,200	30,474
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB27,397 and RMB7,590 as of December 31, 2020 and 2021, respectively)		734,157	1,101,929	172,917
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB416,197 and RMB197,900 as of December 31, 2020 and 2021, respectively)	15	2,950,078	3,451,197	541,567
Total current liabilities		33,633,346	28,936,137	4,540,711

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS (Continued)

AS OF DECEMBER 31, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2020	2021	2021
				US$
		RMB	RMB	Note 2.6
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,700 and RMB4,483 as of December 31, 2020 and 2021, respectively)	19	17,289	22,920	3,597
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB25,475 and RMB3,416 as of December 31, 2020 and 2021, respectively)	10	3,833,914	4,302,934	675,224
Long-term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB15,000 and nil as of December 31, 2020 and 2021, respectively)	16	15,000	—	—
Other non‑current liabilities		3,471	1,381	217
Total non‑current liabilities		3,869,674	4,327,235	679,038
TOTAL LIABILITIES		37,503,020	33,263,372	5,219,749

Commitments and contingencies	28

SHAREHOLDERS’ EQUITY (DEFICIT)
KE Holdings Inc. shareholders’ equity (deficit):
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,666,966,855 and 2,705,911,235 Class A ordinary shares issued and outstanding as of December 31, 2020 and 2021; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2020 and 2021)	21	482	489	77
Additional paid‑in capital		77,433,882	78,972,169	12,392,457
Statutory reserves		392,834	483,887	75,932
Accumulated other comprehensive loss		(1,834,087)	(2,639,723)	(414,230)
Accumulated deficit		(9,227,664)	(9,842,846)	(1,544,557)
Total KE Holdings Inc. shareholders’ equity		66,765,447	66,973,976	10,509,679
Non‑controlling interests		27,069	81,517	12,792
TOTAL SHAREHOLDERS’ EQUITY		66,792,516	67,055,493	10,522,471
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		104,295,536	100,318,865	15,742,220

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2019	2020	2021	2021
					US$
		RMB	RMB	RMB	Note 2.6
Net revenues:
Existing home transaction services		24,568,508	30,564,584	31,947,953	5,013,331
New home transaction services		20,273,860	37,937,886	46,472,378	7,292,530
Emerging and other services		1,172,538	1,978,508	2,332,108	365,959
Total net revenues	2.22	46,014,906	70,480,978	80,752,439	12,671,820
Cost of revenues:
Commission‑split		(11,154,698)	(24,847,023)	(31,826,634)	(4,994,293)
Commission and compensation‑internal		(19,444,127)	(23,324,145)	(26,306,569)	(4,128,075)
Cost related to stores		(3,078,672)	(3,206,601)	(3,809,757)	(597,834)
Others		(1,069,365)	(2,243,352)	(2,990,064)	(469,206)
Total cost of revenues		(34,746,862)	(53,621,121)	(64,933,024)	(10,189,408)
Gross profit		11,268,044	16,859,857	15,819,415	2,482,412
Operating expenses:
Sales and marketing expenses		(3,105,899)	(3,715,278)	(4,309,116)	(676,194)
General and administrative expenses		(8,376,531)	(7,588,809)	(8,924,470)	(1,400,444)
Research and development expenses		(1,571,154)	(2,477,911)	(3,193,988)	(501,206)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	—	(236,050)	(746,705)	(117,174)
Total operating expenses		(13,053,584)	(14,018,048)	(17,174,279)	(2,695,018)
Income (loss) from operations		(1,785,540)	2,841,809	(1,354,864)	(212,606)
Interest income, net	18	230,339	163,600	354,567	55,639
Share of results of equity investees		11,382	(37,574)	36,606	5,744
Fair value changes in investments, net		(109,193)	369,124	564,804	88,631
Impairment loss for equity investments accounted for using measurement alternative	11	—	(9,000)	(183,789)	(28,841)
Foreign currency exchange gain (loss)		(54,052)	3,506	20,988	3,293
Other income, net	17	431,300	1,055,654	1,702,414	267,146
Income (loss) before income tax expense		(1,275,764)	4,387,119	1,140,726	179,006
Income tax expense	19	(904,363)	(1,608,796)	(1,665,492)	(261,352)
Net income (loss)		(2,180,127)	2,778,323	(524,766)	(82,346)
Net loss (income) attributable to non‑controlling interests shareholders		(3,419)	(731)	637	100
Net income (loss) attributable to KE Holdings Inc.		(2,183,546)	2,777,592	(524,129)	(82,246)
Accretion on convertible redeemable preferred shares to redemption value		(1,866,528)	(1,755,228)	—	—
Income allocation to participating preferred shares		—	(301,898)	—	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(4,050,074)	720,466	(524,129)	(82,246)

Net income (loss)		(2,180,127)	2,778,323	(524,766)	(82,346)
Other comprehensive income (loss)
Currency translation adjustments		63,442	(1,897,395)	(841,214)	(132,005)
Unrealized gains on available-for-sale investments, net of reclassification		—	—	35,578	5,583
Total other comprehensive income (loss)		63,442	(1,897,395)	(805,636)	(126,422)
Total comprehensive income (loss)		(2,116,685)	880,928	(1,330,402)	(208,768)
Comprehensive loss (income) attributable to non‑controlling interests shareholders		(3,419)	(731)	637	100
Comprehensive income (loss) attributable to KE Holdings Inc.		(2,120,104)	880,197	(1,329,765)	(208,668)
Accretion on convertible redeemable preferred shares to redemption value		(1,866,528)	(1,755,228)	—	—
Income allocation to participating preferred shares		—	(301,898)	—	—
Comprehensive loss attributable to KE Holdings Inc.’s ordinary shareholders		(3,986,632)	(1,176,929)	(1,329,765)	(208,668)

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
— Basic	26	1,378,235,522	2,226,264,859	3,549,121,628	3,549,121,628
— Diluted	26	1,378,235,522	2,267,330,891	3,549,121,628	3,549,121,628
Net income (loss) per share attributable to ordinary shareholders
— Basic	26	(2.94)	0.32	(0.15)	(0.02)
— Diluted	26	(2.94)	0.32	(0.15)	(0.02)
Share‑based compensation expenses included in:	20
Cost of revenues		—	511,637	406,131	63,731
Sales and marketing expenses		—	77,574	110,446	17,331
General and administrative expenses		2,955,590	1,131,335	595,732	93,483
Research and development expenses		—	532,043	425,978	66,845

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		Other			Non‑	Total
			Treasury		Paid‑in	Statutory	Comprehensive	Accumulated		controlling	Equity
	Ordinary Shares		Shares		Capital	Reserves	Income (Loss)	Deficit	Total	Interests	(Deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2019	1,374,972,895	189	—	—	—	174,645	(134)	(7,988,936)	(7,814,236)	10,467	(7,803,769)
Net income (loss)	—	—	—	—	—	—	—	(2,183,546)	(2,183,546)	3,419	(2,180,127)
Exercise of share options	95,193,795	13	—	—	—	—	—	—	13	—	13
Share‑based compensation	—	—	—	—	2,846,304	—	—	—	2,846,304	—	2,846,304
Accretion on convertible redeemable preferred shares to redemption value (Note 22)	—	—	—	—	(419,296)	—	—	(1,447,232)	(1,866,528)	—	(1,866,528)
Repurchase of ordinary shares (Note 21)	—	—	(8,806,005)	(184,675)	—	—	—	—	(184,675)	—	(184,675)
Re‑issuance of treasury shares (Note 21)	—	—	8,806,005	184,675	70,372	—	—	—	255,047	—	255,047
Repurchase of deemed issued shares	—	—	—	—	—	—	—	(76,836)	(76,836)	—	(76,836)
Appropriation to statutory reserves	—	—	—	—	—	79,087	—	(79,087)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	63,442	—	63,442	—	63,442
Acquisition of a subsidiary with non‑controlling interests(Note 24)	—	—	—	—	—	—	—	—	—	124,807	124,807
Acquisition of non‑controlling interests	—	—	—	—	36,509	—	—	—	36,509	(42,892)	(6,383)
Disposal of a subsidiary	—	—	—	—	—	—	—	—	—	(6,353)	(6,353)
Dividends paid to a non‑controlling interest holder	—	—	—	—	—	—	—	—	—	(2,245)	(2,245)
Balance at December 31, 2019	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,775,637)	(8,924,506)	87,203	(8,837,303)

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		Other			Non‑	Total
			Treasury		Paid‑in	Statutory	Comprehensive	Accumulated		controlling	Equity
	Ordinary Shares		Shares		Capital	Reserves	Income (Loss)	Deficit	Total	Interests	(Deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,775,637)	(8,924,506)	87,203	(8,837,303)
Change in accounting standard (Note 2.1(a))	—	—	—	—	—	—	—	(90,517)	(90,517)	—	(90,517)
Balance at January 1, 2020	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,866,154)	(9,015,023)	87,203	(8,927,820)
Net income	—	—	—	—	—	—	—	2,777,592	2,777,592	731	2,778,323
Issuance of ordinary shares	22,652,050	3	—	—	605,392	—	—	—	605,395	—	605,395
Share‑based compensation	—	—	—	—	2,252,589	—	—	—	2,252,589	—	2,252,589
Accretion on convertible redeemable preferred shares to redemption value (Note 22)	—	—	—	—	(1,755,228)	—	—	—	(1,755,228)	—	(1,755,228)
Automatic conversion of preferred shares into ordinary shares upon initial public offering (“IPO”)	1,510,766,620	210	—	—	42,127,913	—	—	—	42,128,123	—	42,128,123
Ordinary shares issuance upon IPO, net of issuance costs	365,700,000	51	—	—	16,345,771	—	—	—	16,345,822	—	16,345,822
Ordinary share issuance upon follow-on public offering, net of issuance costs	122,130,000	16	—	—	15,284,267	—	—	—	15,284,283	—	15,284,283
Appropriation to statutory reserves	—	—	—	—	—	139,102	—	(139,102)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	(1,897,395)	—	(1,897,395)	—	(1,897,395)
Acquisition of non‑controlling interests	—	—	—	—	39,289	—	—	—	39,289	(60,865)	(21,576)
Balance at December 31, 2020	3,491,415,360	482	—	—	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		Other			Non‑	Total
			Treasury		Paid‑in	Statutory	Comprehensive	Accumulated		controlling	Equity
	Ordinary Shares		Shares		Capital	Reserves	Income (Loss)	Deficit	Total	Interests	(Deficit)
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	3,491,415,360	482	—	—	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516
Net loss	—	—	—	—	—	—	—	(524,129)	(524,129)	(637)	(524,766)
Exercise of share options	57,076,970	7	—	—	—	—	—	—	7	—	7
Share-based compensation	—	—	—	—	1,538,287	—	—	—	1,538,287	—	1,538,287
Appropriation to statutory reserves	—	—	—	—	—	91,053	—	(91,053)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	(841,214)	—	(841,214)	—	(841,214)
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	55,085	55,085
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	45,242	—	45,242	—	45,242
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(9,664)	—	(9,664)	—	(9,664)
Balance at December 31, 2021	3,548,492,330	489	—	—	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from operating activities:
Net income (loss)	(2,180,127)	2,778,323	(524,766)	(82,346)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	561,995	552,798	879,729	138,049
Amortization of intangible assets	477,323	621,174	491,032	77,054
Net impairment losses on financial assets	382,129	781,656	1,326,698	208,188
Impairment of goodwill, intangible assets and other long-lived assets	—	236,050	746,705	117,174
Equity method investment impairment	—	26,650	2,914	457
Provision (reversal) of credit losses for financing receivables	38,425	(26,650)	124,335	19,511
Deferred tax benefits	(438,661)	(359,429)	(170,065)	(26,687)
Share of results of equity investees	(11,382)	10,924	(39,520)	(6,201)
Dividends received from long-term investments	8,000	38,616	76,619	12,023
Fair value changes in investments	109,193	(369,124)	(564,804)	(88,631)
Impairment loss for equity investments accounted for using measurement alternative	—	9,000	183,789	28,841
Loss on disposal of a subsidiary	15,368	—	—	—
Gain on short-term investments	(104,893)	(174,839)	(487,724)	(76,535)
Foreign currency exchange loss (gain)	54,052	(3,506)	(20,988)	(3,293)
Loss (gain) on disposal of property, equipment and intangible assets	7,448	(3,548)	467	73
Share‑based compensation expenses	2,955,590	2,252,589	1,538,287	241,390
Changes in assets and liabilities:
Accounts receivable	(5,040,865)	(5,835,383)	2,646,058	415,224
Amounts due from and prepayments to related parties	113,435	442,957	(106,993)	(16,790)
Prepayments, receivables and other assets	(3,401,469)	559,094	1,450,492	227,614
Right‑of‑use assets	(493,133)	(1,196,085)	(418,389)	(65,654)
Other non‑current assets	192,566	108,724	(11,331)	(1,778)
Accounts payable	2,719,717	2,302,917	(566,709)	(88,929)
Amounts due to related parties	37,757	(9,404)	329,823	51,756
Employee compensation and welfare payable	727,231	2,118,789	(1,399,663)	(219,638)
Customer deposits payable	1,589,450	2,360,453	(2,561,919)	(402,021)
Contract liabilities	289,559	140,784	367,772	57,711
Lease liabilities	431,398	1,322,908	588,714	92,382
Accrued expenses and other current liabilities	379,564	767,172	80,442	12,624
Income taxes payable	682,341	(8,350)	(418,876)	(65,731)
Other liabilities	10,615	(83,311)	52,993	8,316
Net cash provided by operating activities	112,626	9,361,949	3,595,122	564,153

Cash flows from investing activities:
Purchases of short‑term investments	(10,351,585)	(52,966,073)	(47,854,690)	(7,509,445)
Maturities of short‑term investments	11,136,382	39,767,644	37,978,991	5,959,732
Cash paid for business combinations, net of cash acquired	(772,783)	(10,800)	(21,842)	(3,427)
Proceeds from disposal of a subsidiary, property, equipment and long-lived assets	28,770	24,667	18,521	2,906
Purchases of property, equipment and intangible assets	(703,008)	(887,002)	(1,429,977)	(224,395)
Financing receivables originated	(16,178,638)	(37,176,862)	(32,966,185)	(5,173,114)
Collections of financing receivables principal	14,792,984	35,384,443	36,279,018	5,692,970
Purchases of long‑term held-to-maturity investments	—	—	(136,322)	(21,392)
Purchases of available-for-sale debt investments	—	—	(8,544,633)	(1,340,839)
Purchases of long-term other investments	(1,917,860)	(996,123)	(9,458,545)	(1,484,252)
Sales and maturities of available-for-sale debt investments	—	—	715,957	112,349
Proceeds from disposal of other long-term investments	800	790	542,043	85,059
Loans to related parties	(584,576)	(29,953)	(28,100)	(4,410)
Repayments of loans from related parties	675,792	1,911,651	21,690	3,404
Net cash used in investing activities	(3,873,722)	(14,977,618)	(24,884,074)	(3,904,854)

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

FOR THE YEARS ENDED DECEMBER 31, 2019, 2020 AND 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2019	2020	2021	2021
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from financing activities:
Proceeds from issuance of preferred shares	15,844,058	—	—	—
Ordinary shares issuance upon IPO, net of issuance costs	—	16,345,822	—	—
Ordinary shares issuance upon follow-on public offering, net of issuance costs	—	15,284,283	—	—
Cash paid for non‑controlling interests in subsidiaries	(6,383)	(51,474)	(870)	(137)
Cash paid for mandatorily redeemable non-controlling interests (Note 15)	—	(193,983)	—	—
Repurchase of ordinary shares	(207,145)	—	—	—
Proceeds from issuance of ordinary shares upon exercise of share option	—	—	7	1
Proceeds from re‑issuance of treasury shares	232,885	—	—	—
Repurchase of deemed issued shares	(140,074)	—	—	—
Proceeds from short‑term borrowings	3,333,343	250,000	260,000	40,800
Repayments of short‑term borrowings	(2,823,343)	(970,000)	—	—
Proceeds from long‑term borrowings	4,880,423	42,040	—	—
Repayments of long‑term borrowings	—	(4,528,725)	—	—
Proceeds from funding debts	3,950,227	3,260,988	507,543	79,645
Repayments of funding debts	(2,582,213)	(4,032,701)	(1,840,853)	(288,870)
Reinjection of capital from preferred shareholders in connection with the Reorganization (Note 1)	9,892,606	—	—	—
Repatriation of capital to preferred shareholders to facilitate the Reorganization (Note 1)	(6,931,136)	—	—	—
Repurchases of preferred shares	(2,414,607)	—	—	—
Dividends paid to non‑controlling shareholders of subsidiaries	(2,245)	—	—	—
Net cash provided by (used in) financing activities	23,026,396	25,406,250	(1,074,173)	(168,561)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(94,922)	(2,183,682)	(442,141)	(69,382)

Net increase (decrease) in cash and cash equivalents and restricted cash	19,170,378	17,606,899	(22,805,266)	(3,578,644)
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	9,115,649	24,319,332	40,969,979	6,429,084
Restricted cash at the beginning of the year	3,516,594	7,380,341	8,567,496	1,344,427
Non‑current restricted cash at the beginning of the year	127,955	230,903	—	—
Total	12,760,198	31,930,576	49,537,475	7,773,511
Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	24,319,332	40,969,979	20,446,104	3,208,440
Restricted cash at the end of the year	7,380,341	8,567,496	6,286,105	986,427
Non‑current restricted cash at the end of the year	230,903	—	—	—
Total	31,930,576	49,537,475	26,732,209	4,194,867
Supplemental disclosures:
Cash paid for income taxes	(660,683)	(2,076,115)	(2,295,576)	(360,226)
Cash paid for interest	(236,827)	(194,752)	(4,671)	(733)
Non‑cash investing and financing activities
Accretion of convertible redeemable preferred shares to redemption value	1,866,528	1,755,228	—	—
Prepayments for long‑term investments	40,000	—	—	—
Changes in accounts payable related to property and equipment addition	48,230	(139,100)	20,142	3,161
Issuance of ordinary shares for purchase of non-controlling interests (Note 15)	—	605,395	—	—

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a)  Principle activities, subsidiaries and VIEs

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

As of December 31, 2021, the details of the Company’s major subsidiaries and consolidated VIEs (inclusive of the VIEs’ subsidiaries) are as follows:

	Date of		Percentage of
	incorporation or	Place of	direct or indirect
Name	acquisition	incorporation	economic ownership
Subsidiaries
Beike Group (Cayman) Limited	August 6, 2018	Cayman Island	100%
Beike Group (BVI) Limited	July 12, 2018	British Virgin Islands	100%
Sharehome HK International Limited	December 16, 2016	Hong Kong	100%
Beike (Tianjin) Investment Co., Ltd. (“Beike Tianjin”)	September 29, 2018	PRC	100%
Jinbei (Tianjin) Technology Co., Ltd. (“Jinbei Technology”)	August 22, 2018	PRC	100%
Beike Jinke (Tianjin) Technology Co., Ltd. (“Beike Jinke”)	October 30, 2018	PRC	100%
Lianjia (Tianjin) Enterprise Management Co., Ltd. (“Lianjia Enterprise Management”)	August 13, 2018	PRC	100%
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. (“Lianjia Zhidi”)	July 25, 2005	PRC	100%
Deyou Real Estate Agency Co., Ltd. (“Deyou Real Estate Agency”)	September 5, 2002	PRC	100%
Beike Zhaofang (Beijing) Technology Co., Ltd. (“Beike Zhaofang”)	August 3, 2015	PRC	100%
Beike Technology Co., Ltd.	June 28, 2017	PRC	100%
Consolidated VIEs
Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”)	September 30, 2001	PRC	100%
Beijing Yiju Taihe Technology Co., Ltd. (“Yiju Taihe”)	July 23, 2010	PRC	100%
Tianjin Xiaowu Information & Technology Co., Ltd. (“Tianjin Xiaowu”)	November 14, 2017	PRC	100%
Subsidiaries of VIEs
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	November 10, 2006	PRC	100%
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	PRC	100%

(b)  History and reorganization of the Group

The Group commenced operations in the PRC in 2001 through Beijing Lianjia, which was established in September 2001 by Mr. Zuo Hui (the “Founder” and permanent chairman emeritus of the Company). Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. During January 2017, the Group restructured Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated financial service businesses, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, the Group incorporated Tianjin Xiaowu, to conduct operations related to value-added telecommunication services. The Founder is the ultimate controlling party of the Group as he has held majority voting power over the Group throughout the Group’s history.

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

The Company has completed its initial public offering and been listed on the New York Stock Exchange since August 2020.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

(d)VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group (“Nominee Shareholders”). The Group obtained control over these PRC domestic companies by entering into a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements.

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

On March 15, 2019, the National People’s Congress adopted the Foreign Investment Law of the PRC, which became effective on January 1, 2020, together with their implementation rules and ancillary regulations. The Foreign Investment Law does not explicitly classify contractual arrangements as a form of foreign investment, but it contains a catch-all provision under the definition of “foreign investment”, which includes investments made by foreign investors through means stipulated in laws or administrative regulations or other methods prescribed by the State Council. It is unclear that whether the Group’s corporate structure will be seen as violating the foreign investment rules as the Group are currently leveraging the contractual arrangements to operate certain businesses in which foreign investors are prohibited from or restricted to investing. If variable interest entities fall within the definition of foreign investment entities, the Group’s ability to use the contractual arrangements with the VIE and the Group’s ability to conduct business through the VIEs could be severely limited.

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

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.5 billion and RMB2.8 billion as of December 31, 2020 and 2021, as well as certain non-distributable statutory reserves amounting to approximately RMB69.2 million and RMB74.0 million as of December 31, 2020 and 2021. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries, and the consolidated trusts as discussed in Note 2.12) taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2020 and 2021 and the operation results for the years ended December 31, 2019, 2020 and 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Cash and cash equivalents	1,082,388	2,465,384
Restricted cash	6,061,240	5,417,243
Short‑term investments	1,065,752	324,804
Short‑term financing receivables, net	953,840	640,419
Accounts receivable, net	92,123	25,186
Amounts due from and prepayments to related parties	533,988	336,223
Loan receivables from related parties	20,000	20,000
Prepayments, receivables and other assets	357,927	261,543
Amounts due from non‑VIE subsidiaries of the Group	2,603,884	2,805,071
Total current assets	12,771,142	12,295,873
Property and equipment, net	103,914	93,031
Right‑of‑use assets	45,609	13,522
Long‑term financing receivables, net	218,018	10,039
Long‑term investments, net	106,742	361,375
Intangible assets, net	48,452	40,754
Goodwill	7,522	7,522
Other non‑current assets	183,914	85,224
Total non‑current assets	714,171	611,467
Total assets	13,485,313	12,907,340
Accounts payable	139,103	61,836
Amounts due to related parties	1,537	142,723
Employee compensation and welfare payable	358,456	404,715
Customer deposits payable	5,380,491	3,407,217
Income taxes payable	146,119	37,308
Lease liabilities current portion	18,079	9,618
Short‑term funding debts	1,432,375	194,200
Contract liabilities	27,397	7,590
Accrued expenses and other current liabilities	416,197	197,900
Amounts due to non‑VIE subsidiaries of the Group	1,844,518	4,816,025
Total current liabilities	9,764,272	9,279,132
Deferred tax liabilities	7,700	4,483
Lease liabilities non‑current portion	25,475	3,416
Long‑term funding debts	15,000	—
Total non‑current liabilities	48,175	7,899
Total liabilities	9,812,447	9,287,031

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Total net revenues from third party	5,195,298	1,020,299	946,883
Total net revenues from non-VIE subsidiaries of the Group	1,598,553	187,299	184,717
Total net revenues	6,793,851	1,207,598	1,131,600
Net income (loss)	(187,538)	614,223	(52,557)
Net cash provided by (used in) operating activities	6,701,805	(2,192,335)	(1,604,900)
Net cash provided by (used in) investing activities	(698,934)	3,413,849	3,784,129
Net cash used in financing activities	(7,442,072)	(1,571,848)	(1,440,230)
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,439,201)	(350,334)	738,999

(e)Impact of COVID-19

The COVID-19 pandemic has adversely affected many aspects of the Group’s business. Many of the brokerage stores on the platform, as well as the transaction support centers, underwent temporary closure in early 2020 as part of China’s nationwide efforts to contain the spread of the novel coronavirus, and there were noticeable reductions of in-person visits of housing customers to brokerage stores and properties. After the initial outbreak of COVID-19, from time to time, some instances of COVID-19 infections have emerged in various regions of China, and varying levels of temporary restrictions are reinstated to contain the infections, such as temporary closure of the stores in the affected communities, which may adversely affected operations in these regions. The global spread of COVID-19 pandemic in major countries of the world may also result in global economic distress, and the extent to which it may affect the Group’s results of operations will depend on future developments of the COVID-19 pandemic, which are highly uncertain and difficult to predict.

The Group has assessed various accounting estimates and other matters, including credit losses for financial assets, goodwill and other long-lived assets, long-term investments, share-based compensation, valuation allowances for deferred tax assets and revenue recognition. Based on the assessment, although the COVID-19 outbreak adversely affected the Group’s business in the first quarter of 2020, considering its business activities have recovered since the second quarter of 2020, the Group concluded that COVID-19 would have no material impact on the Group’s long-term forecast, and the Group did not identify any impairments related to its goodwill and other long-lived assets as a result of COVID-19 impact. However, there is still uncertainty around the duration of these disruptions and the possibility of other adverse effects on the Group’s business, and the Group will continue to monitor for potential credit risk as the impact of the COVID-19 pandemic evolves.

As part of Chinese government’s effort to ease the burden of businesses affected by COVID-19, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted payments to the government-mandated employee welfare benefit plans since February 2020. For the year ended December 31, 2020, the Group recognized government grants related to the above support program of approximately RMB916.6 million, which reduced the costs of employee benefits in the consolidated statements of comprehensive income (loss). There was no such program in the year ended December 31, 2021. It is uncertain whether such government support program will continue in the future.

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

In December 2019, the FASB issued ASU No. 2019-12, “Simplifying the Accounting for Income Taxes” to remove specific exceptions to the general principles in Topic 740 and to simplify accounting for income taxes. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021 on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU No. 2020-01, “Investments-Equity Securities (Topic 321), Investments-Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815): Clarifying the Interactions between Topic 321, Topic 323, and Topic 815”, which clarifies the interaction of the accounting for equity investments under Topic 321 and investments accounted for under the equity method of accounting in Topic 323 and the accounting for certain forward contracts and purchased options accounted for under Topic 815. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2020. The Company adopted the standard effective January 1, 2021 on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In August 2020, the FASB issued ASU No. 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. The Board also specified that an entity should adopt the guidance as of the beginning of its annual fiscal year and is not permitted to adopt the guidance in an interim period. The Company does not expect the adoption of this update to have any material impact on its consolidated financial statements and accompanying disclosures.

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The standard is effective for public companies for fiscal years beginning after December 15, 2021. The Company does not expect the adoption of this update to have any material impact on its consolidated financial statements and accompanying disclosures.

2.2 Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

2.3 Basis of consolidation

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

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property and equipment and intangible assets, (vi) fair value of short-term and long-term investments, and derivative instruments, (vii) fair value of ordinary shares and convertible redeemable preferred shares, (viii) liabilities related to employee welfare benefits and (ix) provision for income tax and valuation allowance for deferred tax assets. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.5 Foreign currencies and foreign currency translation

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

2.6 Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.3726, representing the index rates stipulated by the Federal Reserve Board using the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate.

2.7 Fair value measurements

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounting guidance also describes three main approaches to measure the fair value of assets and liabilities: 1) market approach; 2) income approach and 3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates.

2.8 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.9 Restricted cash and non-current restricted cash

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

2.10 Short-term investments

Short-term investments include investments in financial instruments with a variable interest rate indexed to performance of underlying assets. For equity classified securities, in accordance with ASC 825 — “Financial Instruments”, the Group elected the fair value option at the date of initial recognition and carried these investments at fair value. Changes in the fair value are reflected in the consolidated statements of comprehensive income (loss).

The Group also holds debt classified securities, and accounts for such investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity investments include debt instruments issued by private companies for which the Group has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2020 and 2021, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt securities, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” on the consolidated balance sheets.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

2.11 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivable from real estate property sellers, buyers and agents from the platform. Prior to January 1, 2020, the Group maintains an allowance for doubtful accounts to reserve for uncollectible receivable amounts. The allowance for doubtful accounts is estimated based upon the Group’s assessment of various factors including historical experience, the age of the accounts receivable balances, current economic conditions and other factors that may affect the customers’ ability to pay. Starting from January 1, 2020, the Group adopted ASC 326 and assesses the accounts receivable and establishes a reserve to reflect the net amount expected to be collected. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

2.12 Financing receivables

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write-offs and the allowance for credit losses.

Allowance for credit losses

Prior to the adoption of ASU No. 2016-13 on January 1, 2020, the allowance for credit losses reflected the Group’s estimated probable incurred losses. The Group assessed the creditworthiness and collectability of the portfolios of respective financial receivables, mainly based on delinquency levels and historical write-offs of respective underlying loans, where applicable, using an established systematic process on a pooled basis within each credit risk levels of the borrowers. When assigning borrowers into different credit risk levels, factors like location, education background, income level, outstanding external borrowings, and external credit references of the borrowers were considered. In the consideration of above factors, the Group determined that each portfolio of respective financial receivables subject to credit losses within each credit risk level was homogenous with similar credit characteristics. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible, as before then there was still a significant portion of the delinquent balance being collected based on historical data.

Starting from January 1, 2020, the Group adopted ASU No. 2016-13 and estimated the allowance for credit losses to reflect the Group’s estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group’s finance receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators.

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

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13 Derivative instruments

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

2.14 Property and equipment, net

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

2.15 Intangible assets, net

Intangible assets mainly include those acquired through business combinations and purchased intangible assets. Intangible assets acquired through business combinations are recognized as assets separate from goodwill if they satisfy either the “contractual-legal” or “separability” criterion. Intangible assets arising from business combinations are recognized and measured at fair value upon acquisition. Purchased intangible assets are initially recognized and measured at cost upon acquisition. Separately identifiable intangible assets that have determinable lives continue to be amortized over their estimated useful lives based upon the usage of the asset, which is approximated using a straight-line method as follows:

•	Software	3 - 10 years
•	Trademarks and domain names	3 - 10 years
•	Customer relationships	3 - 5 years
•	Non‑competition agreements	3 - 5 years
•	Advertising resources	5 years
•	Licenses	6 - 10 years

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group considers the factors listed in ASC 350-30-35-3 when determining the useful life of an intangible asset, such as the expected use of the asset by the entity, and any legal, regulatory, or contractual provisions that may limit the useful life. The useful life of software is mainly determined based on its expected use and contractual provisions. The useful life of trademarks and domain names is determined based on the expected use and legal provisions. The useful life of licenses, which are mainly licenses for franchise business, is determined on the expected cooperation period with franchisees.

Separately identifiable intangible assets and other long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amounts by which the carrying amounts of the assets exceed the fair values of the assets.

2.16 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests when an event occurs or circumstances change that could indicate that the asset might be impaired. The Group early adopted ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.17 Long-term investments

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

(ii)Investments accounted for at fair values

Beginning January 1, 2017, the Group early adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No. 2016-01”). Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

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

(iii)Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income (loss) equal to the difference between the carrying value and fair value.

(iv)Long-term held-to-maturity investments

Long-term held-to-maturity investments include debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity, and long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2020 and 2021, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(v)Available-for-sale debt investments

Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer’s option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer’s option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326, Financial Instruments - Credit Losses (“ASC 326”). The Group adopted ASC 326 on January 1, 2020, on a modified retrospective basis. Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intend to sell, or are more likely than not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security’s amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security’s effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheet with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18 Leases

The Group mainly leases brokerage sales stores (including contract service centers), administrative offices, entrusted houses and land use rights from property owners. These are all classified as operating leases. Effective January 1, 2019, the Group adopted the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, “Leases (Topic 842)” (“ASC 842”), along with several additional clarification ASU’s issued during 2018, collectively “new lease standard”, using a modified retrospective transition approach with the cumulative effect recognized at the beginning of the earliest comparative period presented in its audited consolidated financial statements as of and for the years ended December 31, 2017, 2018 and 2019. The new lease standard requires entities that lease assets with lease terms of more than 12 months to recognize right-of-use (“ROU”) assets and lease liabilities created by those leases on their balance sheets. This new lease standard also requires new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. As part of the adoption of the new lease standard, the Group elected the package of practical expedients which allows the Group to not re-assess (i) any existing arrangements contained a lease, (ii) the lease classification of any existing leases and (iii) initial direct costs for any existing lease. The Group also elected the practical expedient which allows use of hindsight in determining the lease term for leases in existence at the date of adoption.

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

Rental contracts for the sales stores and offices are typically made for fixed periods ranging from few months to five years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life, generally 44 years, or the estimated usage periods or the terms of the agreements. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.19 Borrowings

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

2.20 Funding debts

Funding debts represents the proceeds received from third-party investors less amounts paid to such investors of the consolidated Trusts. Accrued interest payable is calculated based on the effective interest rates of the funding debts. Funding cost mainly consists of interest expense the Group pays in relation to the funding debts, to fund its financing receivables.

2.21 Statutory reserves

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

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs’ subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after-tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after-tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

For the years ended December 31, 2019, 2020 and 2021, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB79.1 million, RMB139.1 million, and RMB91.1 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22 Revenue recognition

The Group applied ASC 606 - “Revenue from Contracts with Customers” for all periods presented. According to ASC 606, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax (“VAT”).

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

The Group also generates revenue from existing home transaction services by earning (i) platform service fees from real estate brokerage firms on the Beike platform as a percentage of the transaction commissions earned on the platform for using the Group’s ACN and SaaS systems; (ii) franchise fees from brokerage firms as a percentage of the transaction commissions earned under the Group’s franchise brands such as the Deyou brand; and (iii) other service fees for various services offered by Beike platform, such as transaction closing service through the Group’s transaction center.

For platform service and franchise fees, the Group recognizes the estimated fees that it expects to receive as revenues when the Group obtains the right to payment at the time the housing customers sign the housing sale and purchase agreements or the lease agreements.

For other service fees, the Group recognizes them as revenues when the services are provided.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Emerging and other services

The Group generates revenues from emerging and other services such as financial services and home renovation and furnishing services. Service fees for emerging and other services are generally recognized as revenues when services are provided.

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

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration. The Group did not have any capitalized contract cost as of December 31, 2020 and 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services and emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. The contract liabilities of the Group as of December 31, 2020 and 2021 are listed in the table below.

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Contract liabilities:
Existing home transaction services	238,588	209,691
New home transaction services	299,726	707,163
Emerging and other services	195,843	185,075
Total	734,157	1,101,929

2.23 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2019, 2020 and 2021, advertising expenses recognized in the consolidated statements of comprehensive income (loss) were RMB1,287.5 million, RMB1,974.4 million, and RMB2,038.4 million, respectively.

2.24 Share-based compensation

The Group grants share options and restricted share units (“RSUs”) to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718-“Compensation-Stock Compensation”.

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

In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.25 Income taxes

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

Uncertain tax positions

The Group accounts for uncertainty in income taxes recognized in the consolidated financial statements by applying the two-step approach to determine the amount of the benefit to be recorded. Under the two-step approach, the first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more-likely-than-not that the position will be sustained, including resolution of related appeals or litigation processes. If the tax positions meet the “more-likely-than-not” recognition threshold, the second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon settlement. The Group classifies interest and penalties related to income tax matters, if any, as income tax expense.

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2019, 2020 and 2021. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2019, 2020 and 2021.

2.26 Employee benefits

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was an increase /(decrease) in employee welfare benefit expenses of (RMB174.2 million), (RMB257.8 million), RMB805.0 million as of December 31, 2019, 2020 and 2021, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision’s net impact, were approximately RMB2.04 billion, RMB1.29 billion, RMB3.44 billion for the years ended December 31, 2019, 2020 and 2021, respectively.

2.27 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

2.28 Net income (loss) per share

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

2.29 Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss), currency translation adjustments and unrealized gains(losses) on available-for-sale investments, net of reclassification.

2.30 Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.31 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (“CODM”). The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer and two chief operational officers.

The Group operates in three operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Emerging and other services, and the segment information is set out in Note 25.

2.32 Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, such as legal proceedings and claims arising out of its business, that cover a wide range of matters. An accrual for a loss contingency is recognized if it is probable that a liability has been incurred and the amount of liability can be reasonably estimated. If a potential loss is not probable, but reasonably possible, or is probable but the amount of liability cannot be reasonably estimated, then the nature of contingent liability, together with an estimate of the range of the reasonably possible loss, if determinable and material, is disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of guarantee would be disclosed.

2.33 Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2019, 2020 and 2021, the Group recognized government grants of approximately RMB345 million, RMB876 million and RMB1,060 million, respectively, in other income, net in the consolidated statements of comprehensive income (loss).

2.34 Business combinations and non-controlling interests

The Group accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 — “Business Combinations”. The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Group and equity instruments issued by the Group. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated statements of comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Group may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated statements of comprehensive income (loss).

In a business combination achieved in stages, the Group re-measures the previously held equity interest in the acquiree immediately before obtaining control at its acquisition date fair value and the re-measurement gain or loss, if any, is recognized in the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.35 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2019, 2020 and 2021.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2020 and 2021, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA, Japan and Australia, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group’s ongoing monitoring controls for the outstanding balances. As of December 31, 2020 and 2021, only one customer’s total receivable amounting to RMB3,261 million and RMB1,266 million is considered to subject to concentration credit risk.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB23.9 billion and RMB37.3 billion as of December 31, 2020 and 2021, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 2.3% for the year ended December 31, 2021. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Cash and cash equivalents:
Cash	36,667,669	19,853,352
Cash equivalents	4,302,310	592,752
Restricted cash:
Current	8,567,496	6,286,105
Total cash, cash equivalents and restricted cash	49,537,475	26,732,209
(i)	Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2019, 2020 and 2021 are 2.21%, 0.97% and 0.82%, respectively.
(ii)	The Group’s restricted cash is classified into current and non-current portion based on the length of restricted period, and is mainly comprised of 1) cash received from the property buyers but not yet been paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) cash pledged with commercial banks for the Group’s bank loans; 3) security deposits for the Group’s guarantee and financing services; 4) security deposits for forward exchange contract. The proportion for each type of restricted cash are 91.68%, 0%, 8.32% and 0% as of December 31, 2020; 90.91%, 0%, 9.09% and 0% as of December 31, 2021, respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Short‑term investments:
Bank time deposits	134,736	9,938,676
Wealth management products	15,553,585	19,463,985
Total	15,688,321	29,402,661

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or the long-term bank deposits with a maturity date within one year.

The Group’s wealth management products mainly consist of various financial instruments issued by multiple financial institutions with variable interest rates indexed to performance of underlying asset. For investment issued by commercial bank with a variable interest rate, the Group uses alternative pricing sources and models utilizing market observable inputs to estimate the fair value, and the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, the Group classifies the valuation techniques that use these inputs as Level 3. The weighted average interest rates for the wealth management products are 3.51%, 3.83% and 3.48% for the years ended December 31, 2019, 2020 and 2021. The Group elects to measure the investment in wealth management products at fair value with the fair value changes mainly recorded in other income, net and fair value changes in investments, net in the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Current:
Advances to suppliers	474,629	388,319
Deposits paid to real estate developers (i)	2,124,204	558,286
Prepaid rental and other deposits	771,010	748,516
Staff advances	215,007	104,615
Receivables from escrow account	15,029	10,672
Interest receivables	37,227	39,156
VAT‑input deductible	655,016	762,927
Prepaid income tax	108,989	138,716
Others	276,267	378,743
Total	4,677,378	3,129,950

Non‑current:
Deferred tax assets (Note 19)	884,435	1,060,131
Others	109,959	121,290
Total	994,394	1,181,421
(i)	Deposits paid to real estate developers

Deposits paid to real estate developers refers to the earnest deposits paid by the Group to developers for new home transaction service contracts.

6. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
New home transaction services	13,546,605	11,026,647
Existing home transaction services	699,673	365,961
Emerging and other services	59,499	83,615
Accounts receivable	14,305,777	11,476,223
Allowance for credit losses	(1,122,218)	(2,151,271)
Accounts receivable, net	13,183,559	9,324,952

The movements in the allowance for credit losses were as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(207,245)	(460,962)	(1,122,218)
Additions	(328,868)	(745,043)	(1,216,517)
Write‑offs	75,151	83,787	187,464
Balance at the end of the year	(460,962)	(1,122,218)	(2,151,271)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2020 and 2021 consisted of the following:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Short‑term:
Financing receivables from consolidated Trusts	3,817,057	526,411
Financing receivables from micro‑loan platforms	228,489	307,599
Total short‑term financing receivables	4,045,546	834,010
Allowance for credit losses	(113,905)	(131,558)
Total short‑term financing receivables, net	3,931,641	702,452
Long‑term:
Financing receivables from consolidated Trusts	1,541	10,243
Financing receivables from micro‑loan platforms	229,891	—
Total long‑term financing receivables	231,432	10,243
Allowance for credit losses	(13,414)	(204)
Total long‑term financing receivables, net	218,018	10,039

These balances represent short-term and long-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers.

The following table summarizes the balances of financing receivables by due date as of December 31, 2020 and 2021:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Due in months
0‑12	4,045,546	834,010
13‑24	225,853	10,243
25‑36	5,579	—
Total financing receivables	4,276,978	844,253

Finance Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020 (refer to note 2.1 (a) Impact of newly adopted accounting pronouncement), the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group's control. Primarily as a result of the uncertainty in the real estate sector due to the tightening regulation in 2021 the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 15.61% of gross finance receivables (net of unearned income) at December 31, 2021 from 2.98% at December 31, 2020, which were mainly attributable to the higher proportion of delinquency due to the tightening commercial housing mortgage rule in 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

The activities in the provision for credit losses for the years ended December 31, 2019, 2020 and 2021, respectively, consisted of the following:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB
	(in thousands)
Beginning balance prior to ASC 326	—	(93,070)	—
Impact of adoption of ASC 326	—	(60,899)	—
Beginning balance	(54,645)	(153,969)	(127,319)
(Provisions) Reversals	(38,425)	26,650	(124,335)
Write‑offs	—	—	119,892
Ending balance	(93,070)	(127,319)	(131,762)

The Group evaluates expected credit losses of financial receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 17.31% as of December 31, 2021.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 7.88% as of December 31, 2021.

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 4.89% and 24.2% as at December 31, 2020 and 2021, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

					180 days
	1‑29 Days	30‑59 Days	60‑89 Days	90‑179 Days	or greater	Total
RMB in the thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Property transaction related business
2017	—	—	—	—	6,652	6,652	—	6,652
2018	—	—	—	—	80,917	80,917	—	80,917
2019	—	—	—	—	42,822	42,822	—	42,822
2020	41,807	9,006	1,965	11,521	2,905	67,204	3,748,624	3,815,828
Subtotal	41,807	9,006	1,965	11,521	133,296	197,595	3,748,624	3,946,219
Non-property transaction related business
2017	168	313	—	—	—	481	—	481
2018	9	—	—	63	337	409	17,399	17,808
2019	612	1,025	794	2,862	2,490	7,783	119,070	126,853
2020	769	263	178	1,235	325	2,770	182,847	185,617
Subtotal	1,558	1,601	972	4,160	3,152	11,443	319,316	330,759
December 31, 2020	43,365	10,607	2,937	15,681	136,448	209,038	4,067,940	4,276,978
Property transaction related business
2017	—	—	—	—	4,942	4,942	—	4,942
2018	—	—	—	—	36,676	36,676	—	36,676
2019	—	—	—	—	21,616	21,616	—	21,616
2020	—	—	—	—	23,587	23,587	—	23,587
2021	8,340	6,039	8,678	18,161	52,252	93,470	511,224	604,694
Subtotal	8,340	6,039	8,678	18,161	139,073	180,291	511,224	691,515
Non-property transaction related business
2017	—	—	—	—	453	453	—	453
2018	60	182	269	1,629	1,748	3,888	—	3,888
2019	309	464	572	1,662	8,123	11,130	45,752	56,882
2020	495	268	377	1,086	4,543	6,769	51,246	58,015
2021	421	459	371	529	37	1,817	31,683	33,500
Subtotal	1,285	1,373	1,589	4,906	14,904	24,057	128,681	152,738
December 31, 2021	9,625	7,412	10,267	23,067	153,977	204,348	639,905	844,253

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY AND EQUIPMENT, NET

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Office building	419,797	426,947
Vehicles	23,010	20,360
Computer equipment	901,894	1,071,326
Furniture and office equipment	355,748	421,157
Leasehold improvement	1,644,576	2,315,577
Construction in progress	173,957	143,360
Total	3,518,982	4,398,727
Less: accumulated depreciation	(2,046,522)	(2,412,683)
Less: accumulated impairment	—	(14,337)
Net book value	1,472,460	1,971,707

Depreciation expenses recognized for the years ended December 31, 2019, 2020 and 2021 amounted to RMB562.0 million, RMB552.8 million and RMB879.7 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Software	159,879	119,328
Trademarks and domain names	139,521	144,262
Customer relationships	6,820	4,080
Non‑competition agreements	2,950	1,300
Advertising resources	2,283,715	2,231,495
License	340,413	349,912
Total	2,933,298	2,850,377
Less: accumulated amortization	(1,023,964)	(1,452,824)
Less: accumulated impairment	(266,683)	(256,280)
Net book value	1,642,651	1,141,273

Amortization expenses recognized for the years ended December 2019, 2020 and 2021 amounted to RMB477.3 million, RMB621.2 million and RMB491.0 million, respectively. Impairment charges of intangible assets recognized for the years ended December 2019, 2020 and 2021 amounted to nil, RMB213.4 million and nil, respectively.

Impaired intangible assets as at December 31, 2019 consisted of the trademarks acquired through business acquisitions in 2015. As of December 31, 2016, RMB53.3 million impairment loss was recognized on one acquired trademark as the financial performances of the acquired business were significantly below the forecasts on the acquisition dates.

As discussed in Note 12 Goodwill, the Group completed the integration of Nanchang Zhonghuan Hulian Information Co., Ltd. (“Zhonghuan”) business with its original business in the fourth quarter of 2020. The management and employees of Zhonghuan will work as sales channel to promote the business in the cities. Zhonghuan has been integrated with. In addition, the Group decided to terminate the home renovation business it acquired in 2019. Therefore, management considered that the carrying amounts of intangible assets from these acquisitions may not be recoverable and performed an impairment testing with the assistance of an independent valuation firm and identified RMB213.4 million of impairment losses in these assets in 2020.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INTANGIBLE ASSETS, NET (CONTINUED)

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods is as follows:

Amounts
RMB
(in thousands)

Within 1 year	466,612
Between 1 and 2 years	461,342
Between 2 and 3 years	169,060
Between 3 and 4 years	21,226
Thereafter	23,033
Total	1,141,273

10. LEASES

The Group has operating leases for brokerage sales stores (including contract service centers), administrative offices, entrusted houses and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of “Right-of-use assets, Lease liabilities current portion，Lease liabilities non-current portion” on consolidated balance sheets.

The components of lease cost for the years ended December 31, 2019, 2020 and 2021 were listed as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Operating lease cost	2,631,991	3,055,021	3,586,026
Short‑term lease cost	30,065	41,582	47,769
Total	2,662,056	3,096,603	3,633,795

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	2,705,440	2,928,198	3,413,301
Right‑of‑use assets obtained in exchange for lease liabilities:
Right‑of‑use assets obtained in exchange for new operating lease liabilities	4,443,056	5,631,276	5,749,581

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Operating leases
Store leases	4,597,948	5,561,664
Administrative office leases	1,295,715	1,037,978
Entrusted house leases	900,252	618,027
Land use rights	27,185	26,542
Total operating lease assets	6,821,100	7,244,211
Operating lease liabilities, current	2,625,979	2,752,795
Operating lease liabilities, non‑current	3,833,914	4,302,934
Total operating lease liabilities	6,459,893	7,055,729

	For the Year Ended December 31,
	2019	2020	2021

Weighted‑average remaining lease term (in years)
Operating leases	2.91	3.15	3.25
Land use right	43.34	42.34	41.34

Weighted‑average discount rate
Operating leases	5.3%	5.1%	4.8%
Land use right	5.3%	5.1%	5.3%

Maturities of lease liabilities were as follows:

As of
December 31,
2021
RMB
(in thousands)

2022	2,911,311
2023	2,093,713
2024	1,292,977
2025	812,352
2026	242,276
Thereafter	249,100
Total undiscounted lease payments	7,601,729
Less: imputed interest	(546,000)
Total lease liabilities	7,055,729

The Group’s lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Investments in equity method investees	689,929	430,292
Investments accounted for at fair values	2,060,849	6,480,322
Equity investments measured under measurement alternative and NAV practical expedient	164,785	1,232,735
Long-term held-to-maturity investments	224,752	1,081,167
Available-for-sale debt investments	—	7,813,655
Total long-term investments	3,140,315	17,038,171

Investments in equity method investees

Balance at December 31, 2018	93,314
Investments made	300,030
Income (loss) from investment	12,882
Investment impairment	(1,500)
Disposal of investment	(800)
Dividend received	(8,000)
Balance at December 31, 2019	395,926
Investments made	339,577
Income (loss) from investment	(10,924)
Investment impairment	(26,650)
Dividend received	(8,000)
Balance at December 31, 2020	689,929
Investments made	258,990
Income (loss) from investment	39,520
Investment impairment	(2,914)
Disposal of investment	(540,433)
Dividend received	(14,800)
Balance at December 31, 2021	430,292

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

For the year ended December 31, 2021, the Group made RMB259.0 million new investments under the equity method, mainly including RMB198.0 million equity investment in certain newly founded entities which are primarily engaged in real estate development projects investment. In April 2021, the Group disposed investments in certain equity method investees at approximately RMB495.0 million, which approximated their carrying value.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Impairment recorded for equity method investments for the years ended December 31, 2019, 2020 and 2021 was RMB1.5 million, RMB26.7 million and RMB2.9 million, respectively.

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

The following table shows the carrying amount and fair value of investments accounted for at fair value:

		Gross	Gross
		unrealized	unrealized	Exchange	Dividends
	Cost basis	gains	losses	adjustments	received	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Marketable securities (i)	200,000	—	(96,379)	—	—	103,621
Unlisted equity securities (ii)	203,154	35,140	—	—	—	238,294
Loan receivables measured at fair value (ii)	29,834	11,685	—	—	—	41,519
Wealth management product (iii)	1,703,980	75,213	—	(75,219)	(26,559)	1,677,415
Balance at December 31, 2020	2,136,968	122,038	(96,379)	(75,219)	(26,559)	2,060,849
Marketable securities (i)	296,848	—	(142,337)	(732)	—	153,779
Unlisted equity securities (ii)	221,694	24,313	—	—	—	246,007
Loan receivables measured at fair value (ii)	65,368	2,822	—	—	—	68,190
Wealth management product (iii)	6,109,574	209,844	—	(228,453)	(78,619)	6,012,346
Balance at December 31, 2021	6,693,484	236,979	(142,337)	(229,185)	(78,619)	6,480,322

(i)	Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)	Unlisted equity securities and loan receivables measured at fair value

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

In 2019, the Group launched many incentive programs to incentivize real estate brokerage firms to join the Group’s platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group’s platform, the Group made additional investment of RMB308 million to acquire certain percentage of IFM’s preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130 million loan to IFM’s controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB438 million. The fair value of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses. As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss). As of December 31, 2020 and 2021, the Group held 37.6% in IFM and account for the investment in IFM amounted to RMB225.9 million, and RMB218.6 million, and loan to IFM’s controlling shareholder at fair value amounting to RMB41.5 million, and RMB32.6 million,respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was primarily equity investments in one private company focusing on home renovation business in the PRC and other private investment companies.

(iii)	Wealth management products

As part of the Group’s cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions in Hong Kong and in the PRC. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments.

Equity investments measured under measurement alternative and NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2020 and 2021, the carrying amount of the Group’s investment in private equity fund was approximately RMB84.5 million, and RMB126.4 million, respectively. During the years ended December 31, 2019, 2020 and 2021, fair value changes recognized for this equity investment were RMB34.4 million, RMB20.4 million, and RMB51.6 million, respectively. Investments in the private equity fund is subject to a lock-up period of 8 years which restricts investor from withdrawing from the fund during the investment period.

The following table shows the details of investments measured under measurement alternative:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Yuanjing Mingchuang (i)	—	532,035
Shengdu (ii)	—	480,000
Others	80,262	94,320
Total Equity investments measured under measurement alternative	80,262	1,106,355
(i)	Investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. (“Yuanjing Mingchuang”)

On May 31, 2021, the Group acquired 29.16% equity interest in Yuanjing Mingchuang, a private company and a related party of the Group, which engaged in long-term apartment rental business in Shenzhen under the brand “V-town”. The investment was made in form of preferred shares with a total cash consideration of RMB700 million. The Group elected to use measurement alternative to account for the investment.

Due to the unsatisfied financial performance of Yuanjing Mingchuang, Management determined that impairment indicator existed as of December 31, 2021, and engaged an independent valuation firm to estimate the investment’s fair value in accordance with the principles of ASC 820. The fair value of Yuanjing Mingchuang was measured using significant unobservable inputs (Level 3) based on the discounted cash flow method. Significant assumptions used in the valuation include future revenues, the discount rate and the long-term growth rate. Based on the impairment assessments performed, the Group recorded an impairment loss of RMB168.0 million.

(ii)	Investment in Shengdu Home Renovation Co., Ltd. (“Shengdu”)

On July 5, 2021, the Group announced to enter into a definitive agreement with Shengdu, a home renovation service provider headquartered in Hangzhou, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% of Shengdu’s equity interests with preference rights in December 2021 with consideration amount to RMB480 million in cash, among which RMB120 million had been paid in December 2021. The Group elected to use measurement alternative to account for the investment.

As of December 31, 2020 and 2021, investments accounted for under measurement alternative were RMB80.3 million, and RMB1,106.4 million, respectively. There was no upward adjustment identified by the management for the years ended December 31, 2019, 2020 and 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

For the years ended December 31, 2019, 2020 and 2021, nil, RMB9.0 million and RMB183.8 million impairment was recorded for equity investments without readily determinable fair values, respectively. The impairment was recorded in “Impairment loss for equity investments accounted for using measurement alternative” in the Group’s consolidated statements of comprehensive income (loss). Also, the Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements.

Long-term held-to-maturity investments

The Group’s long-term held-to-maturity investments include long-term time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of December 31, 2020, all time deposits were denominated in RMB amounting to approximately RMB224.8 million with maturity date in May 2024. As of December 31, 2021, deposits were denominated in RMB amounting to approximately RMB946.1 million, among which RMB514.9 million will be matured in March 2024, RMB200.6 million will be matured in December 2024 and the remaining will be matured in May 2024.

During the year ended 2021, the Group invested in certain long-term held-to-maturity debt securities, and recorded interest income from its long-term held-to-maturity debt securities of RMB1.2 million in the consolidated statements of comprehensive income (loss). Long-term held-to-maturity debt securities as of December 31, 2021 are shown as below, which would be due in 2 to 3 years:

As of December 31, 2021
		Gross	Gross
	Cost or	unrecognized	unrecognized
	Amortized	holding	holding	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB

(in thousands)
Long-term held-to-maturity debt securities	135,071	—	(951)	134,120

Available-for-sale debt investments

The Group’s available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer’s option, which have no contractual maturity date. Available-for-sale debt investments as of December 31, 2021 are shown as below:

As of December 31, 2021
	Cost or	Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB

(in thousands)
Available-for-sale debt investments	7,778,077	55,630	(20,052)	7,813,655

The proceeds received at settlement date of available-for-sale debt investments is RMB716.0 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

The following table summarizes the Group’s gross unrealized losses and fair values for available-for-sale investments in an unrealized loss position as of December 31, 2021

	Less than 12 Months		12 Months or Greater		Total
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	Value	Losses	Value	Losses	Value	Losses
	RMB	RMB	RMB	RMB	RMB	RMB

(in thousands)
Additional Tier 1 Bonds	2,102,879	(13,859)	1,398,742	(6,193)	3,501,621	(20,052)

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of December 31, 2021.

12. GOODWILL

For the years ended December 31, 2019, 2020 and 2021, the changes in the carrying value of goodwill by segment are as follows:

	Existing home	New home	Emerging
	transaction	transaction	and other
	services	services	services	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Balance as of December 31, 2018 (i)	848,732	286,302	—	1,135,034
New additions (i)	1,343,556	—	16,193	1,359,749
Disposal of a business (ii)	(17,708)	—	—	(17,708)
Balance as of December 31, 2019	2,174,580	286,302	16,193	2,477,075
New additions (iii)	—	13,080	—	13,080
Re‑assignment of goodwill (iv)	(1,192,875)	1,192,875	—	—
Impairment provided (v)	(695)	(5,770)	(16,193)	(22,658)
Balance as of December 31, 2020	981,010	1,486,487	—	2,467,497
New additions (vi)	46,932	23,628	—	70,560
Impairment provided (vii)	(433,034)	(299,334)	—	(732,368)
Balance as of December 31, 2021	594,908	1,210,781	—	1,805,689
(i)	During 2011 to 2018, the Group acquired several real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC. The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill which amounted to RMB1,766.9 million at the acquisition date. The Group estimated the fair value of acquired assets and liabilities with the assistance of an independent valuation firm. As of December 31, 2018, the Group provided RMB631.8 million of impairment loss on goodwill, as the financial performances of certain acquired business were significantly below the forecasts on the acquisition dates.

During the year ended December 31, 2019, the addition under existing home transaction services was related to the acquisition of Zhonghuan (Note 24), while all the additions under other service segment was related to the acquisition of a subsidiary operating home renovation business.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL (CONTINUED)

(ii)	In November 2019, the Group disposed of one of Zhonghuan’s subsidiaries. The net assets disposed constituted a business and a portion of Zhonghuan’s goodwill which amount equals to RMB17.7 million was disposed.
(iii)	During the year ended December 31, 2020, the addition under new home transaction services was related to the acquisition of a new home transaction business.
(iv)	Zhonghuan was defined as one reporting unit after its acquisition. Considering the performance and operating profit did not meet expectations, the Group performed a quantitative analysis for the reporting unit of Zhonghuan as of December 31, 2019 with the assistance of an independent valuation firm, and no impairment was identified. In the fourth quarter of 2020, the Group completed the integration of Zhonghuan business with its existing home and new home transaction business. As such, the Group reassigned goodwill to reporting units affected using the relative fair value approach based on forecasted incremental revenue to the reporting units after the integration. RMB1,192.9 million of goodwill was reassigned to new home transaction segment, while RMB133.0 million remained in existing home transaction segment. The management performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment with the assistance of an independent valuation firm. Based on the assessment, the fair value exceeded the carrying amounts of the reporting unit and no impairment was identified. The management also performed a qualitative analysis on the affected reporting units after the reassignment, no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it is more-likely-than-not that the fair values of these reporting units are more than their carrying amounts.
(v)	At the end of 2020, to further streamline the Group's home renovation business, management decided to terminate the home renovation business it acquired in 2019. Goodwill of RMB16.2 million associated with this reporting unit was determined to be fully impaired. Other impairments in goodwill were related to cities where the management decided not to operate any Beike platform business, and goodwill was fully impaired in these reporting units.

For other reporting units, as of December 31, 2019 and 2020, management performed a qualitative analysis by taking into consideration the macroeconomics, overall financial performance, industry and market conditions, and no impairment was identified.

(vi)	During the year ended December 31, 2021, the Group acquired several real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC.
(vii)	During the nine months ended September 30, 2021, revenue and profit generated by certain reporting units decreased significantly due to market downturn. Management determined that the significant decline in revenue and profit was a triggering event. Based on the interim impairment assessment as of September 30, 2021, management concluded that the goodwill attributable to certain reporting units, was impaired and accordingly, recorded goodwill impairment loss of RMB397.1 million, including RMB178.3 million related to reporting units within the existing home transaction services segment and RMB218.8 million related to reporting units within new home transaction services segment.

The Group performed annual impairment assessments of goodwill as of December 31, 2021 by first assessing qualitative factors to determine whether it is more-likely-than-not that the fair value of each of the reporting units was less than their carrying amount. Based on the qualitative assessments, the management determined that impairment indicators existed as of December 31, 2021 for certain reporting units. Management then performed quantitative impairment tests and recorded goodwill impairment loss of RMB335.3 million, including RMB254.7 million related to reporting units within the existing home transaction services segment and RMB80.6 million related to reporting units within new home transaction services segment. After the qualitative and quantitative impairment test, as of December 31, 2021, the carrying value of the impaired goodwill was RMB134.1 million, and the carrying value of goodwill that was not impaired was RMB1,671.6 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL (CONTINUED)

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a discounted cash flow model (“DCF model”) to estimate the current fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of current fair value. A number of significant assumptions were involved in the preparation of the DCF models including future revenues, discount rates and long-term growth rate.

Impairment loss of goodwill recognized for the years ended December 31, 2019, 2020 and 2021 were nil, RMB22.7 million and RMB732.4 million, respectively. As of December 31, 2019, 2020 and 2021, the original gross amounts of goodwill were RMB3,108.9 million, RMB3,122.0 million and RMB3,192.5 million, respectively, and accumulated impairment losses were RMB631.8 million, RMB654.5 million and RMB1,386.9 million, respectively.

13. BORROWINGS

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Short‑term borrowings (i)	—	260,000
Long‑term borrowings (ii)	—	—
Total	—	260,000
(i)Short-term borrowings as of December 31, 2020 and 2021 amounted to nil and RMB260 million respectively.

In August 2021, Beike Technology Co., Ltd entered into a RMB260 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.9%. RMB43.3 million and RMB216.7 million are scheduled to be paid off on February 28, 2022 and August 24, 2022 respectively according to the borrowing contract.

(ii)In October 2019, Sharehome HK international Limited entered into a 3-year US$675 million revolving credit facilities agreement with a group of 10 arrangers. The debt issuance costs of US$5.56 million were presented as a direct deduction from the principal amount of the facility in the consolidated balance sheets. By the end of December 31, 2020, the borrowing was fully paid off in advance.

The revolving credit facilities agreement requires Sharehome HK international Limited to meet certain annually financial covenants calculated from the fiscal year most recently ended, including: i) a net leverage ratio, which requires that at the end of each fiscal year the ratio of (a) total net debt to (b) EBITDA, may not exceed 1.50 to 1.00; and ii) an interest coverage ratio, which requires that at the end of each fiscal year the ratio of EBITDA to interest expense, as defined in the Amended Credit Agreement, may not be less than 6.00 to 1.00. The Group was in compliance with all covenants during the credit period.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. ACCOUNTS PAYABLE

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Payable related to new home transaction business	5,467,302	5,248,897
Payable for advertising fees	635,715	194,546
Payable for internet service fees	135,389	111,694
Payable for leasehold improvements	204,139	183,997
Others	152,301	269,631
Total	6,594,846	6,008,765

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Deposit related to franchise services	936,533	1,078,395
Deposit related to new home transaction services	—	648,443
Other tax payables	609,137	362,819
Payable related to business combination (i)	7,200	360,080
Payable related to escrow accounts services (ii)	352,609	187,605
Deferred guarantee revenue	64,184	31,246
Others	980,415	782,609
Total	2,950,078	3,451,197
(i)	As of December 31, 2021, payable related to business combination mainly consisted of cash consideration payable in relation to the purchase of equity investment in Shengdu Home Renovation Co., Ltd. in December 2021 (Note 11).
(ii)	Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. FUNDING DEBTS

The following table summarized the Group’s outstanding funding debts as of December 31, 2020 and 2021, respectively:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Short‑term:
Loan payables to investors of consolidated Trusts	1,512,510	194,200
Total short‑term funding debts	1,512,510	194,200

Long‑term:
Loan payables to investors of consolidated Trusts	15,000	—
Total long‑term funding debts	15,000	—

The following table summarizes the remaining contractual maturity dates of the Group’s funding debts and associated interest payments as of December 31, 2021:

	Less			More
	than 1	1 ‑ 2	2 ‑ 3	than 3
	year	years	years	years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Loan payables to investors of consolidated Trusts	194,200				194,200
Total funding debts	194,200	—	—	—	194,200

Interest payments	3,175				3,175
Total interest payments	3,175	—	—	—	3,175

For the years ended December 31, 2019, 2020 and 2021, terms of most funding debts borrowed by the Group from investors of certain consolidated trusts ranged from 30 days to 25 months. Since most of trusts allowed borrower’s repayment to reinvest in issuing new loans, the terms of funding debts are not matched with the terms of the corresponding financial receivables. The funding debts had a weighted average interest rate of 7.94%, 8.09% and 7.84% for the years ended December 31, 2019, 2020 and 2021.

17. OTHER INCOME, NET

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Investment income, net	96,807	185,604	487,724
Government grants	344,811	876,255	1,059,907
Net gain (loss) on disposal of property, equipment and intangible assets	(7,448)	3,548	(467)
Others	(2,870)	(9,753)	155,250
Total	431,300	1,055,654	1,702,414

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. INTEREST INCOME, NET

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Interest income	437,869	383,116	385,375
Interest expense	(181,099)	(188,364)	(6,105)
Bank charges	(26,416)	(30,963)	(18,952)
Others	(15)	(189)	(5,751)
Total	230,339	163,600	354,567

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

British Virgin Islands

The Group’s subsidiaries incorporated in the British Virgin Islands are not subject to income or capital gains tax under the current laws of the British Virgin Islands. In addition, payment of dividends by the British Virgin Islands subsidiaries to their respective shareholders who are not resident in the British Virgin Islands, if any, is not subject to withholding tax in the British Virgin Islands.

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong profits tax was provided for the assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2019, 2020 and 2021. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “high and new technology enterprises” or “small and micro businesses”.

Beike Zhaofang has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise.” It also qualified as a “high and new technology enterprise” and has a preferential income tax rate of 15% from 2016 to 2018 and 2020 to 2022. The privileges cannot be applied simultaneously. Beike Zhaofang applied the privilege of “software enterprise” and was exempted from income tax in 2016 and 2017, and had a preferential income tax rate of 12.5% from 2018 to 2020. Beike Zhaofang applied the privilege of “high and new technology enterprise” and has a preferential income tax rate of 15% from 2021 to 2022.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (CONTINUED)

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Three, six and six entities in the Group for the years ended December 31, 2019, 2020 and 2021, respectively, were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

The Group’s other PRC subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) are subject to the statutory income tax rate of 25%.

According to the relevant laws and regulations in the PRC, enterprises engaging in research and development activities were entitled to claim 150% of their research and development expenses so incurred as tax deductible expenses when determining their assessable profits for that year (the “R&D Deduction”). The State Taxation Administration of the PRC announced in September 2018 that enterprises engaging in research and development activities would be entitled to claim 175% of their research and development expenses as R&D Deduction from January 1, 2018 to December 31, 2023.

The components of income (loss) before tax for the years ended December 31, 2019, 2020 and 2021, are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Income (loss) before income tax expense
Income from China operations	2,417,298	6,302,358	2,484,608
Loss from non‑China operations	(3,693,062)	(1,915,239)	(1,343,882)
Total income (loss) before income tax expense	(1,275,764)	4,387,119	1,140,726

Income tax expense from China operations
Current income tax expense	1,332,238	1,891,723	1,759,725
Deferred tax benefit	(438,661)	(359,429)	(169,673)
Income tax expense from China operations	893,577	1,532,294	1,590,052
Income tax expense from non‑China operations	10,786	76,502	75,440
Total income tax expense	904,363	1,608,796	1,665,492

For the years ended December 31, 2019, 2020 and 2021, the Group’s non-China operations mainly included (i) share-based compensation expenses amounting to RMB2,955.6 million, RMB2,252.6 million, RMB1,538.3 million, respectively; (ii) amortization of the advertising and traffic resources and consumption of other marketing and cloud services provided by Tencent amounting to RMB563.6 million, RMB175.7 million and RMB10.4 million, respectively; and (iii) gains from investment in wealth management products amounting to nil, RMB226.9 million and RMB502.4 million, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (CONTINUED)

The income tax expense (benefit) applicable to the Group’s operations for the years ended December 31, 2019, 2020 and 2021, differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,
	2019	2020	2021
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential treatments	2.5%	(2.5)%	(12.4)%
Effect on tax rates in different tax jurisdiction	(73.2)%	12.8%	36.1%
Tax effect of permanent difference	15.7%	(3.5)%	49.7%
Tax effect of R&D deduction and others	5.0%	(4.0)%	(21.2)%
Change in valuation allowance	(45.9)%	8.9%	68.8%
Effect tax rates	(70.9)%	36.7%	146.0%

The change of effective tax rate for the years ended December 31, 2019 and 2020 is primarily due to increase in expected utilization of accumulated tax losses in certain entities. The change of effective tax rate for the years ended December 31, 2020 and 2021 is primarily due to increase in expected non-deductible expenses and increase in valuation allowance.

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands, except for per share data)

Tax holiday effect	31,394	108,213	141,554
Basic net income per share effect	0.02	0.05	0.04
Diluted net income per share effect	0.02	0.05	0.04

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (CONTINUED)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)

Deferred tax assets
Net operating loss carrying forward	1,483,894	2,210,114
Asset impairment	530,710	730,959
Deferred rental cost	88,147	116,862
Unrealized profits	467,404	330,808
Accrual expense	451,008	556,900
Others	41,922	42,186
Less: valuation allowance	(2,178,650)	(2,892,268)
Deferred tax assets, net of valuation allowance	884,435	1,095,561

Deferred tax liability
Fair value change of certain investments	(5,087)	(40,556)
Acquired intangible assets	(5,152)	(14,419)
Deferred revenue	(7,050)	(3,767)
Total deferred tax liability	(17,289)	(58,742)

The movements of the valuation allowance for the years ended December 31, 2019, 2020 and 2021 are as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)

Balance at the beginning of the year	(1,325,529)	(1,797,234)	(2,178,650)
Change of valuation allowance	(471,705)	(381,416)	(713,618)
Balance at the end of the year	(1,797,234)	(2,178,650)	(2,892,268)

A valuation allowance is provided against deferred tax assets when the Group determines that it is more-likely-than-not that the deferred tax assets will not be utilized in the future. The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more-likely-than-not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses and forecasts of future profitability. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. The statutory income tax rate of 25% or applicable preferential income tax rates were applied when calculating deferred tax assets.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (CONTINUED)

As of December 31, 2019, 2020 and 2021, the Group had net operating loss carryforwards of approximately RMB7,054.8 million, RMB6,347.1 million and RMB8,925.6 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2019, 2020 and 2021, deferred tax assets arose from the net operating loss carryforwards amounted to RMB1,475.6 million, RMB1,483.9 million and RMB2,153.8 million was provided for full valuation allowance respectively, while the remaining RMB0.8 million, nil and RMB56.6 million is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2021, the net operating loss carryforwards of RMB8,925.6 million will expire in the years ending December 31, 2022 through 2026, respectively, if not utilized.

The Company intends to indefinitely reinvest all the undistributed earnings of the VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the VIEs and subsidiaries of the VIEs as of December 31, 2019, 2020 and 2021. Although the Company’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2021, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

As of December 31, 2021, the total number of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB19,389 million, and the unrecognized tax liabilities were RMB1,939 million.

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

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by an VIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by an VIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the VIE). The Group did not record any dividend withholding tax on the retained earnings of its FIEs in the PRC, as the Group intends to reinvest all earnings in China to further expand its business in China, and the VIEs do not intend to declare dividends on the retained earnings to their immediate foreign holding companies.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Included in:
Cost of revenues	—	511,637	406,131
Sales and marketing expenses	—	77,574	110,446
General and administrative expenses	2,955,590	1,131,335	595,732
Research and development expenses	—	532,043	425,978
Total	2,955,590	2,252,589	1,538,287
Share‑based compensation related to share options (a)	2,523,105	2,252,589	1,504,025
Share‑based compensation related to restricted share units (b)	—	—	34,262
Share-based compensation related to ordinary shares (c)	432,485	—	—
Total	2,955,590	2,252,589	1,538,287

There was no income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets in the years ended December 31, 2019, 2020 and 2021.

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

2018 Share Option Plan

On August 20, 2018, the Company adopted the “Pre-IPO Share Option Scheme” (the “2018 Share Option Plan”), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Company on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years, the majority of which are subject to one of the vesting schedules below according to each option agreement:

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (CONTINUED)

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

For the year ended of December 31, 2021, pursuant to 2018 Share Option Plan, the Company further granted 20,341,532 share options with exercise price of US$0.00002 per share which have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over one to five years of continuous service according to each option agreement. Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company.

The following table summarizes activities of the Company’s share options under Modification Awards, 2018 Beijing Lianjia Plan and 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise	contractual	intrinsic
	outstanding	price	life	value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2018	24,551,710	0.00002	8.65	74,499
Granted	114,844,455	0.00002
Exercised	(95,193,795)	0.00002
Forfeited	(5,779,200)	0.00002
Outstanding as of December 31, 2019	38,423,170	0.00002	8.12	144,869
Granted*	107,975,010	0.00002
Exercised	-	0.00002
Forfeited	(8,016,790)	0.00002
Outstanding as of December 31, 2020	138,381,390	0.00002	8.29	2,838,661
Granted	20,341,532	0.00002
Exercised	(57,076,970)	0.00002
Forfeited	(8,913,268)	0.00002
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926
Vested and exercisable as of December 31, 2019	-	-	-	-
Vested and exercisable as of December 31, 2020	42,486,004	0.00002	8.29	871,529
Vested and exercisable as of December 31, 2021	10,816,028	0.00002	6.96	72,539

*165,070 options were granted to non-employee consultants in the year ended December 31, 2020.

The weighted-average grant date fair value for options granted under the 2018 Beijing Lianjia Plan and 2018 Share Option Plan during the years ended December 31, 2019, 2020 and 2021 was US$3.68, US$6.63 and US$15.65, respectively, computed using the binomial option pricing model. During the years ended December 31, 2019, 2020 and 2021, the aggregate intrinsic value of share options exercised was US$359 million, nil and US$788 million, respectively. The total share-based compensation expenses recognized for share options during the years ended December 31, 2019, 2020 and 2021 was RMB2,523 million, RMB2,253 million and RMB1,504 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (CONTINUED)

The fair value of each option granted under the Company’s Share Awards in 2018 Beijing Lianjia Plan and 2018 Share Option Plan for the years ended December 31, 2019, 2020 and 2021 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the year ended December 31,
	2019	2020	2021
Exercise price (US$)	0.00002	0.00002	0.00002
Fair value of ordinary shares (US$)	3.04 ~ 3.77	3.77 ~ 20.67	5.51 ~ 22.33
Expected volatility	50.8% ~ 52.6%	51.6% ~ 52.1%	51.0% ~ 52.2%
Excepted term (in years)	10	10	10
Expected dividend yield	0%	0%	0%
Risk‑free interest rate	2.3% ~ 3.5%	1.1% ~ 1.6%	1.9% ~ 2.3%

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

As of December 31, 2021, there was RMB3,300.6 million of unrecognized compensation expense related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.9 years and may be adjusted for future changes in forfeitures.

(b)  Share-based compensations related to restricted share units

2020 Share Incentive Plan

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

Pursuant to the 2020 Share Incentive Plan, 2,525,730 restricted share units have been granted to employees of the Group as of December 31, 2021, which are generally scheduled to be vested over continuous service period of one to five years, the majority of which are subject to one of the vesting schedules below according to each option agreement:

●	25% of the total granted restricted share units are vested on the first, second, third and fourth anniversary of the stated vesting commencement date respectively;
●	50% of the total granted restricted share units are vested on the second anniversary of the stated vesting commencement date, and the remaining of the awards are vested in equal installments on an annual basis over the remaining vesting period;
●	30%, 30% and 40% of the total granted restricted share units are vested on the second, third and fourth anniversary of the stated vesting commencement date respectively;
●	50% of the total granted restricted share units are vested on the first and second anniversary of the stated vesting commencement date respectively;
●	All granted restricted share units are vested on the fifth anniversary of the stated vesting commencement date.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes activities of the Company’s restricted share units under 2020 Share Incentive Plan:

	Number of RSU	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2020	—	—
Granted	2,525,730	11.85
Vested	—	—
Forfeited	(83,607)	15.89
Outstanding as of December 31, 2021	2,442,123	11.72

The total share-based compensation expenses recognized for restricted share units during the year ended 2021 was RMB34.3 million.

As of December 31, 2021, there was RMB150.2 million of unrecognized compensation expense related to restricted share units granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 3.5 years and may be adjusted for future changes in forfeitures.

(c) Share-based Compensation related to ordinary shares

Compensation expenses related to ordinary shares were as follows:

	For the year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)

Share‑based compensation at transfer of ordinary shares from employees to investors (i)	323,199	—	—
Share‑based compensation at repurchase of ordinary shares (i)	46,048	—	—
Share‑based compensation at repurchase of deemed issued shares	63,238	—	—
Total	432,485	—	—
(i)	For the detail, please refer to Note 21.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. ORDINARY SHARES (CONTINUED)

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

On April 16 and 17, 2020, the Company issued 336,915 Class A Ordinary Shares to two employees, who were former minority shareholders of certain of the Company’s subsidiaries, to settle the RMB9.0 million payable to these employees in connection with the Group’s acquisition of their non-controlling interests in November 2018, which approximates the fair value of the shares issued.

During the year ended December 31, 2020, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options, of which 35,673,269 shares have been exercised by employees during the year ended December 31, 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. ORDINARY SHARES (CONTINUED)

In August 2020, the Company completed its IPO on the New York Stock Exchange (“NYSE”). In the offering, 106,000,000 ADSs, representing 318,000,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$20.00 per ADS. In addition, the Company issued and sold an additional 15,900,000 ADSs, upon the underwriters’ exercise of their option to purchase additional ADSs in full, representing 47,700,000 Class A Ordinary Shares. The Company received total net proceeds of approximately US$2,358.8 million after deducting US$79.2 million of underwriter commissions and relevant offering expenses. Upon the completion of the IPO, all of the 1,510,766,620 preferred shares held by the Company’s shareholders were converted into an equal number of the Class A ordinary shares.

In November 2020, the Company completed a follow-on public offering on the NYSE. In the offering, 35,400,000 ADSs, representing 106,200,000 Class A Ordinary Shares, were issued and sold to the public at a price of US$58.00 per ADS. In addition, the Company issues and sold additional 5,310,000 ADSs, upon the underwriters’ exercise of the option to purchase additional ADSs in full, representing 15,930,000 Class A Ordinary Shares. The Company received total net proceeds of approximately US$2,322.6 million after deducting US$38.5 million of underwriter commissions and relevant offering expenses.

During the year ended December 31, 2021, the Company issued 38,944,380 Class A Ordinary Shares to the depositary bank for future exercise of employees’ share options, of which 21,403,701 shares have been exercised by employees during the year ended December 31, 2021.

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to ten votes. The Class B Ordinary Shares shall only be held by the Founder, the Immediate Family Members, any trust for the benefit of the Founder and/or any of the Immediate Family Members, and any corporation, partnership or any other entity ultimately controlled by the Founder and/or any of the Immediate Family Members (together, the “Founder Affiliates”). Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder thereof. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Share by a Shareholder to any person who is not the Founder or a Founder Affiliate, or upon a change of control of the ultimate beneficial ownership of any Class B Ordinary Share to any Person who is not the Founder or a Founder Affiliate, such Class B Ordinary Share shall be automatically and immediately converted into one Class A Ordinary Share. If at any time the Founder and the Founder Affiliates collectively own less than 5% of the total number of the issued and outstanding Class B Ordinary Shares of the Company upon the completion of the initial public offering, all of the issued and outstanding Class B Ordinary Shares shall be automatically converted into the same number of Class A Ordinary Shares.

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association was amended that the Class B ordinary shares shall only be held by the Founder and Mr. Yongdong Peng and Mr. Yigang Shan (“Co-founders”), and the Immediate Family Members, any trust for the benefit of the Co-Founder and/or any of the Immediate Family Members, and any corporation, partnership or any other entity ultimately controlled by the Co-Founder and/or any of the Immediate Family Members (together, the “Co-Founder Affiliates”). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the “Share Re-designation”). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

As of December 31, 2020 and 2021, after giving effect to the share subdivision and on an as if basis, the Company had issued and outstanding Class A Ordinary Shares of 2,606,114,080 and 2,663,191,050, Class B Ordinary Shares of 885,301,280 and 885,301,280, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. PREFERRED SHARES (CONTINUED)

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. PREFERRED SHARES (CONTINUED)

The Company’s preferred shares activities for the years ended December 31, 2019, 2020 and 2021 are summarized as below:

	Series B Shares		Series C Shares		Series D Shares		Series D+ Shares		Total
	Number of		Number of		Number of		Number of		Number of
	shares	RMB	shares	RMB	shares	RMB	shares	RMB	shares	RMB

	(in thousands, except for shares)
Balance as of January 1, 2019	298,483,760	6,039,616	470,568,175	11,288,505	204,342,105	5,334,188	—	—	973,394,040	22,662,309
Issuance of Series D Preferred Shares, net of issuance cost	—	—	—	—	226,493,425	5,909,282	310,879,155	9,934,776	537,372,580	15,844,058
Accretion on convertible redeemable preferred shares to redemption value	—	366,440	—	829,746	—	587,753	—	82,589	—	1,866,528
Balance as of December 31, 2019	298,483,760	6,406,056	470,568,175	12,118,251	430,835,530	11,831,223	310,879,155	10,017,365	1,510,766,620	40,372,895
Balance as of January 1, 2020	298,483,760	6,406,056	470,568,175	12,118,251	430,835,530	11,831,223	310,879,155	10,017,365	1,510,766,620	40,372,895
Accretion on convertible redeemable preferred shares to redemption value	—	242,270	—	554,415	—	519,201	—	439,342	—	1,755,228
Automatic conversion of preferred shares into ordinary shares upon IPO	(298,483,760)	(6,648,326)	(470,568,175)	(12,672,666)	(430,835,530)	(12,350,424)	(310,879,155)	(10,456,707)	(1,510,766,620)	(42,128,123)
Balance as of December 31, 2020	—	—	—	—	—	—	—	—	—	—

All of the preferred shares were converted to Class A Ordinary Shares upon the completion of the Company’s IPO in August 2020.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. PREFERRED SHARES (CONTINUED)

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

The Series B, Series C, Series D and Series D+ Preferred Shares are collectively referred to as the “Preferred Shares”. All series of Preferred Shares have the same par value of US$ 0.00002 per share.

Accounting for Preferred Shares

Prior to the IPO, the Company classified the preferred shares in the mezzanine equity of the consolidated balance sheets as they were contingently redeemable at the options of the holders. The Company recorded accretion on the preferred shares, where applicable, to the redemption value from the issuance dates to the earliest redemption dates. The accretion calculated using the effective interest method, was recorded against retained earnings, or in the absence of retained earnings, by charging against additional paid-in capital. Once additional paid-in capital had been exhausted, additional charges were recorded by increasing the accumulated deficit. The accretion of preferred shares was RMB1,866.5 million and RMB1,755.2 million for the years ended December 31, 2019 and 2020, respectively. Each issuance of the preferred shares was recognized at the respective issue price at the date of issuance net of issuance costs. The issuance costs for preferred shares was nil for the years presented.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of December 31, 2020 and 2021:

		Fair value measurement at
		reporting date using
		Quoted
		prices in
		active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2020	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Bank time deposits (maturing within 3 months) (i)	4,302,310	—	4,302,310	—
Long-term time deposits (ii)	224,752	—	224,752	—
Restricted cash, current	8,567,496	—	8,567,496	—
Short-term investments	15,626,624	—	15,626,624	—
Derivative instruments (iii)	61,697	—	61,697	—
Long-term investments accounted for at fair values (ii)
Listed equity securities	103,621	103,621	—	—
Unlisted equity securities	238,294	—	—	238,294
Wealth management products	1,677,415	—	1,019,865	657,550
Loan receivables under fair value option	41,519	—	—	41,519
Total	30,843,728	103,621	29,802,744	937,363

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. FAIR VALUE MEASUREMENT (CONTINUED)

		Fair value measurement at reporting date using

		Quoted
		prices in
		active
		markets	Significant	Significant
		for	other	other
		identical	observable	unobservable
	December	assets	inputs	inputs
	31, 2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Bank time deposits (maturing within 3 months) (i)	592,752	—	592,752	—
Long-term time deposits (ii)	946,096	—	946,096	—
Restricted cash, current	6,286,105	—	6,286,105	—
Short-term investments	29,270,635	—	26,980,989	2,289,646
Derivative instruments (iii)	132,026	—	132,026	—
Long-term investments accounted for at fair values (ii)
Listed equity securities	153,779	153,779	—	—
Unlisted equity securities	246,007	—	—	246,007
Wealth management products	6,012,346	—	2,742,645	3,269,701
Loan receivables under fair value option	68,190	—	—	68,190
Available-for-sale debt investments	7,813,655	—	7,813,655	—
Long-term held-to-maturity debt securities (ii)	134,120	—	134,120	—
Total	51,655,711	153,779	45,628,388	5,873,544
(i)	Included in cash and cash equivalents on the Company’s consolidated balance sheets;
(ii)	Included in long-term investments on the Company’s consolidated balance sheets;
(iii)	Included in other non-current liabilities and short-term investments on the Company’s consolidated balance sheets.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

When available, the Group uses quoted market prices to determine the fair value of an asset or liability. If quoted market prices are not available, the Group will measure fair value using valuation techniques that use, when possible, current market-based or independently sourced market parameters, such as interest rates and currency rates. Following is a description of the valuation techniques that the Group uses to measure the fair value of assets that the Group reports in its consolidated balance sheets at fair value on a recurring basis.

Bank time deposits and restricted cash. Bank time deposits and restricted cash are valued based on the prevailing interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. FAIR VALUE MEASUREMENT (CONTINUED)

Short-term investments. Short-term investment represents interest-bearing deposit placed with financial institution, which is restricted to withdrawal and use. For investment issued by commercial bank with a variable interest rate, the Group uses the expected return provided by the bank to estimate its fair value. As there are no quoted prices in active markets for the investment at the reporting date, the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements. For financial products issued by asset management company, whose fair values determined based on the expected cash flows and discounted by using the unobservable expected return, the Group classifies the valuation techniques that use these inputs as Level 3.

Loan receivables accounted for under the fair value option. The fair value of the loan receivables was estimated by using valuation models such as the binomial model with unobservable inputs including risk-free interest rate and expected volatility (Level 3).

Listed equity securities. The Group values its listed equity securities using quoted prices for the underlying securities in active markets, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 1.

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

Wealth management products. Wealth management products are financial products issued by commercial bank or asset management company. For investment issued by commercial bank with a variable interest rate, the Group uses alternative pricing sources and models utilizing market observable inputs to estimate the fair value, and the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, the Group classifies the valuation techniques that use these inputs as Level 3.

Available-for-sale debt investments. Available-for-sale debt investments are debt instruments or preferred shares issued by banks and other financial institutions that are redeemable at the issuer’s option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer’s option have no contractual maturity date. The Group classifies the valuation techniques that use these inputs as Level 2 fair value measurement.

Long-term held-to-maturity debt. Long-term held-to-maturity debt securities were mainly debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses. The Group determines the fair value of the debt securities using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy.

Mandatorily redeemable non-controlling interests in relation to an acquisition. The mandatorily redeemable non-controlling interests will be settled by a variable number of ordinary shares newly issued by the Group and is classified as liabilities; the liabilities were settled in April 2020 (Note 24). The valuation of this liability is performed based on the fair value of the Group’s equity value estimated by applying the discounted cash flow approach, and with unobservable inputs including the probability of each scenario to determine the number of shares to be issued, and accordingly the Group classifies the valuation techniques that use these inputs as Level 3.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. FAIR VALUE MEASUREMENT (CONTINUED)

Contingent Consideration. The valuation of contingent consideration is performed using an expected cash flow method with unobservable inputs including the probability to achieve the contingencies, which is assessed by the Group, in connection with the contingent consideration arrangements. Accordingly the Group classifies the valuation techniques that use these inputs as Level 3.

Derivative instruments. Derivative instruments are mainly financial products issued by commercial bank linked to the forward exchange rate. Fair value is provided by the commercial bank using alternative pricing sources and models utilizing market observable inputs, and accordingly the Group classifies the valuation techniques that use these inputs as Level 2.

For recurring fair value measurements categorized within Level 3 of the fair value hierarchy, a change in those significant unobservable inputs to a different amount might result in a significantly higher or lower fair value measurement at the reporting date.

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

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value. For those investments without readily determinable fair value, the Group measures them at fair value when observable price changes are identified or impairment charge were recognized. The fair values of the Group’s privately held investments as disclosed are determined based on the discounted cash flow model using the discount curve of market interest rates or based on the similar transaction price in the market directly. The Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. FAIR VALUE MEASUREMENT (CONTINUED)

The Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of December 31, 2020 and 2021 certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability. Impairment recorded for equity method investments for the years ended December 31, 2019, 2020 and 2021 was RMB1.5 million, RMB26.7 million and RMB2.9 million, respectively. Impairment recorded for investments without readily determinable fair value for the years ended December 31, 2019, 2020 and 2021 was nil, RMB9.0 million and RMB183.8 million, respectively.

Non-financial assets. The Group’s non-financial assets, such as intangible assets, goodwill and property and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the acquired intangible assets and long-lived assets based on management’s assessment amount to nil, RMB213.4 million and RMB14.3 million, for the years ended December 31, 2019, 2020 and 2021, respectively.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management’s assessment amount to nil, RMB22.7 million and RMB732.4 million for the years ended December 31, 2019, 2020 and 2021, respectively. The fair value of reporting units was determined using Level 3 inputs.

24. BUSINESS COMBINATIONS

The Group accounts for business combinations using the acquisition method of accounting, which requires the acquisition cost be allocated to the assets and liabilities of the Group acquired, including separately identifiable intangible assets, based on their estimated fair values. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of these companies acquired. Other than these acquisitions mentioned, other acquisition is immaterial for the years ended December 31, 2019, 2020 and 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. BUSINESS COMBINATIONS(CONTINUED)

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. BUSINESS COMBINATIONS (CONTINUED)

Consideration for Zhonghuan was allocated on the acquisition date based on the fair value of the assets acquired and the liabilities assumed as follows:

Amounts
RMB
(in thousands)
Net assets acquired (i)	114,849
Identifiable intangible assets (ii)
License	316,800
Trademark and domain name	28,600
Software	41,700
Goodwill (iii)	1,343,556
Non‑controlling interests (iv)	(124,807)
Deferred tax liabilities	(80,505)
Total	1,640,193
Total purchase price is comprised of:
Cash consideration	930,999
Fair value of mandatorily redeemable non‑controlling interest including cash of RMB193,983 and fair value of the obligation to issue ordinary shares of RMB482,671	676,653
Fair value of contingent consideration including contingently returnable consideration from seller of (RMB17,349) and contingent consideration payable to seller of RMB49,890 (v)	32,541
Total	1,640,193
(i)	Net assets acquired primarily included cash, cash equivalents of RMB163 million as of the date of acquisition.
(ii)	Acquired amortizable intangible assets had estimated amortization periods not exceeding 7 years and a weighted-average amortization period of 3.7 years.
(iii)	The excess of purchase price over net tangible assets and identifiable intangible assets acquired were recorded as goodwill. Goodwill primarily represents the expected synergies from combining the Zhonghuan’s resources and experiences in real estate industry in central PRC with the Group’s current business. The goodwill is not expected to be deductible for tax purposes.
(iv)	Non-controlling interests were the interests allocated to the minority shareholders of subsidiaries of Zhonghuan. Fair value of the non-controlling interests was estimated with reference to the purchase price per share as of the acquisition date, adjusted for a discount for control premium.
(v)	The Group has a right to receive back a certain number of issued shares or certain amount cash from the seller according to the Earn-Out arrangement. Based on the premise that the Earn-Out arrangement is met, the Group has the obligation to pay contingent consideration when certain conditions occur. The contingently returnable consideration from seller and the contingent compensation to seller are measured at fair value through earnings with the assistance of an independent valuation firm. The amounts were RMB17 million and RMB50 million as of the acquisition date, and are recorded in other non-current assets and other non-current liabilities, respectively.

All the cash consideration for acquisition of Phase I Shares has been settled as of December 31, 2019. In April 2020, the Group paid the remaining cash consideration and issued 22,315,135 Class A Ordinary Shares to the selling shareholders of Zhonghuan to settle the mandatorily redeemable non-controlling interest. No subsequent purchase price adjustment has been made. The acquisitions above did not have a material impact on the Group’s consolidated financial statements, and, therefore, pro forma disclosures have not been presented.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. SEGMENT INFORMATION (CONTINUED)

(b)	Segments data

The following tables present summary information by segment:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Net revenues:
Existing home transaction services	24,568,508	30,564,584	31,947,953
New home transaction services	20,273,860	37,937,886	46,472,378
Emerging and other services	1,172,538	1,978,508	2,332,108
Total	46,014,906	70,480,978	80,752,439

Commission and compensation:
Existing home transaction services	(15,014,264)	(18,065,451)	(20,123,501)
New home transaction services	(15,355,160)	(29,787,961)	(37,525,240)
Emerging and other services	(229,401)	(317,756)	(484,462)
Total	(30,598,825)	(48,171,168)	(58,133,203)

Contribution:
Existing home transaction services	9,554,244	12,499,133	11,824,452
New home transaction services	4,918,700	8,149,925	8,947,138
Emerging and other services	943,137	1,660,752	1,847,646
Total	15,416,081	22,309,810	22,619,236

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 1,098,514,498 and 932,877,749 preferred shares on a weighted average basis were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2019 and 2020 because of their anti-dilutive effect. The obligation to issue ordinary shares in relation to the acquisition of Zhonghuan which was 10,515,625 shares on a weighted average basis were excluded from the calculation of diluted net income (loss) per share for the year ended December 31, 2019, due to the anti-dilutive effect. 41,217,159 non-vested share options and 31,140 non-vested RSUs on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2021 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years and periods indicated:

	For the Year Ended December 31,
	2019	2020	2021

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	(2,183,546)	2,777,592	(524,129)
Accretion on Series B Preferred Shares to redemption value	(366,440)	(242,270)	—
Accretion on Series C Preferred Shares to redemption value	(829,746)	(554,415)	—
Accretion on Series D Preferred Shares to redemption value	(587,753)	(519,201)	—
Accretion on Series D+ Preferred Shares to redemption value	(82,589)	(439,342)	—
Income allocation to participating preferred shares	—	(301,898)	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(4,050,074)	720,466	(524,129)

Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	1,378,235,522	2,226,264,859	3,549,121,628
Dilutive effect of the obligation to issue ordinary shares in relation to the acquisition of Zhonghuan	—	6,375,753	—
Adjustments for dilutive share options	—	34,690,279	—
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	1,378,235,522	2,267,330,891	3,549,121,628
Net income (loss) per share attributable to ordinary shareholders:
—Basic	(2.94)	0.32	(0.15)
—Diluted	(2.94)	0.32	(0.15)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended December 31, 2019, 2020 and 2021, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries (“Ziroom”)	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. (“Yuanjing Mingde”)	A group which management or operating policies significantly influenced by a director of the Company
Vanlian (Beijing) Decoration Co., Ltd. (“Vanlian”)	An affiliate company of the Group
IFM Investments Limited (“IFM”)	An affiliate company of the Group
Shengdu Home Renovation Co., Ltd. (“Shengdu”)	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group

Tencent has been considered as related party of the Group from July 22, 2020. Shengdu has been considered as related party of the Group from December 10, 2021.

(i)The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Revenues from related parties
Agency services, online marketing services and home renovation services provided to Vanlian	3,523	14,706	174,511
Online marketing services provided to Ziroom	19,269	72,309	104,888
Agency services provided to Ziroom	281,769	55,447	53,150
Platform services provided to IFM	6,942	41,704	69,717
Agency services and other services provided to Shengdu	—	—	7,565
Agency services provided to Yuanjing Mingde	11,365	35,154	4,491
Technical services provided to Tencent	—	—	1,608
Commission support services provided to brokerage firms	58,194	201,385	423,448
Platform and franchise services provided to brokerage firms	4,541	1,870	8,512
Total	385,603	422,575	847,890

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

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Services provided by related parties
Online marketing and technical services from Tencent	—	38,943	193,866
Rental and property management services from Yuanjing Mingde	850	8,753	30,609
Referral services from IFM	2,776	8,656	10,672
Services from Ziroom	482	1,025	7,942
Referral services from brokerage firms	101,312	426,233	831,591
Others	2,970	16,343	1,322
Total	108,390	499,953	1,076,002

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

Referral services provided by related parties mainly refer to customer referrals from related parties.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Other income
Interest income from loans provided to IFM	3,993	2,289	2,209
Interest income from loans provided to Yuanjing Mingde	215,158	92,013	—
Interest income from loans provided to Ziroom	7,825	—	—
Interest income from loans provided to executive directors	—	1,800	—
Interest income from loans provided to others	—	1,949	1,450
Total	226,976	98,051	3,659

(ii)On May 31, 2021, the Group invested in 29.16% of the equity interests of Yuanjing Mingchuang with certain preference rights with a total cash consideration of RMB700 million. Yuanjing Mingchuang is a subsidiary of Yuanjing Mingde. For the detail, please refer to Note 11.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)As of December 31, 2020 and 2021, the Group had the following lease balances and transactions with related parties:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Operating Leases
Store leases from Yuanjing Mingde	—	136,164
Administrative office leases from Ziroom	48	51
Administrative office leases from Yuanjing Mingde	94,130	—
Total operating lease assets	94,178	136,215
Operating lease liabilities, current from Yuanjing Mingde	9,619	8,213
Operating lease liabilities, current from Ziroom	49	51
Operating lease liabilities, non-current from Yuanjing Mingde	84,080	125,075
Total operating lease liabilities	93,748	133,339

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)
Operating lease cost from related parties
Operating lease cost from Yuanjing Mingde	—	1,529	18,358
Operating lease cost from Ziroom	—	49	100
Operating lease cost from brokerage firms	—	—	49
Total	—	1,578	18,507

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)As of December 31, 2020 and 2021, the Group had the following balances with related parties:

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Amounts due from and prepayments to related parties
Ziroom	335,521	349,375
Vanlian	21,618	209,087
IFM	6,505	7,799
Yuanjing Mingde	16,433	7,471
Shengdu	—	6,431
Tencent(a)	35,078	175
Brokerage firms	11,060	10,485
Others	58,134	519
Total	484,349	591,342

Amounts due to related parties
Vanlian	879	143,804
Tencent	—	35,269
Ziroom	20,615	30,872
IFM	15,111	22,893
Yuanjing Mingde	2,822	8,569
Shengdu	—	1,498
Brokerage firms	214,335	339,911
Others	493	1,262
Total	254,255	584,078
(a)	As of December 31, 2020, amounts due from and prepayments to Tencent mainly consists of prepayment for advertising resources, marketing and cloud services amounting to RMB11.1 million and RMB24.0 million withheld by Tencent in relation to reissuance of treasury shares in 2019, which was received in 2021.

As of December 31, 2021, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands)
Loan receivables from related parties
Short‑term loans to IFM	20,000	20,000
Short-term loans to Yuanjing Mingde (b)	—	—
Short-term loans to others (c)	13,019	22,788
Long‑term loans to others	3,359	—
Total	36,378	42,788
(b)	In November 2018, the Group entered into a six-month RMB1.9 billion loan agreement with Yuanjng Mingde at a fixed borrowing rate of 10%. The agreement has been renewed with July 15, 2020 as the new maturity date and the borrowing rate has increased to 12%. In July 2020, Yuanjing Mingde repaid the remaining RMB58.3 million interest of the loan.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. RELATED PARTY TRANSACTIONS (CONTINUED)

(c)	The balance of loans to others included the loans provided to entities that the Group invested and has significant influence in for operating of business of these entities, net of allowance for credit losses. In the year ended December 31, 2020, the Group provided RMB2.0 million and RMB9.0 million of loan to two entities it invested which operate home renovation business, at a fixed annual borrowing rate of 12% and 10%, respectively. At the end of 2020, the management assessed the expected credit losses of the loans to related parties and provided full allowance for the loans to and interests from these two invested entities, considering the operating difficulties and liquidity issues they encountered. The carrying value of investments amounting to RMB19.9 million was also fully impaired. As of December 31, 2021, all loan receivables from related parties were non-trade in nature.

In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

28. COMMITMENTS AND CONTINGENCIES

As of
December 31, 2021
RMB
(in thousands)

Investment commitments (i)	3,632,981
Operating leases commitments (ii)	948,471
Purchase of property and equipment	8,267
Purchase of services	1,368
Total	4,591,087

Amounts
RMB
(in thousands)

2022	3,938,502
2023	269,224
2024	211,280
2025	115,179
Thereafter	56,902
Total	4,591,087
(i)	Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements, the payment is due in one year. The commitment balance includes the consideration for the investment in Shengdu.
(ii)	Operating leases commitments represent the Group’s obligations for leasing premises.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. COMMITMENTS AND CONTINGENCIES (CONTINUED)

Funding Debt Obligations

The expected repayment amounts of the funding debt obligations are as follows:

	Less			More
	than 1	1 - 2	2 - 3	than
	year	years	years	3 years	Total
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Funding debt obligations
Consolidated trusts	194,200	—	—	—	194,200
Interest payments	3,175	—	—	—	3,175
Total funding debt obligations	197,375	—	—	—	197,375

29. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2019, 2020 and 2021, appropriations to the statutory reserve have been made by the Group, which was RMB79.1 million, RMB139.1 million and RMB91.1 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB20.3 billion as of December 31, 2021.

Cash transfers from the Company's PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

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

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2020 and 2021, the operation results for the years ended December 31, 2019,2020 and 2021, and the statements of cash flows for the years ended December 31, 2019, 2020 and 2021. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2020 and 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed balance sheets of the parent company

	As of December 31,
	2020	2021
	RMB	RMB

	(in thousands, except for
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	3,261,585	55,235
Short-term investments	3,903,368	81,906
Amounts due from related parties	34,414	—
Amounts due from subsidiaries and VIEs	2,618,824	1,997,867
Prepayments, receivables and other assets	20,468	55,320
Non‑current assets:
Investment in subsidiaries and VIEs	57,035,601	62,289,064
Long-term investments, net	—	2,527,253
TOTAL ASSETS	66,874,260	67,006,645

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	108,813	32,669
TOTAL LIABILITIES	108,813	32,669

SHAREHOLDERS’ EQUITY (DEFICIT)
Ordinary Shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 23,614,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares and 500,000,000 shares each of such classes to be designated, 2,666,966,855 and 2,705,911,235 Class A ordinary shares issued and outstanding as of December 31, 2020 and 2021; 885,301,280 Class B ordinary shares issued and outstanding as of December 31, 2020 and 2021)	482	489
Additional paid‑in capital	77,433,882	78,972,169
Accumulated other comprehensive loss	(1,834,087)	(2,639,723)
Accumulated deficit	(8,834,830)	(9,358,959)
Total shareholders’ equity	66,765,447	66,973,976
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,874,260	67,006,645

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed statements of comprehensive income (loss)

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)

Sales and marketing expenses	(500,040)	(96,023)	(10,227)
General and administrative expenses	(18,981)	(28,640)	(82,109)
Research and development expenses	(65,927)	(79,023)	(57)
Interest income, net	36,063	40,611	3,035
Share of income (loss) of subsidiaries and VIEs	(1,588,194)	2,062,889	(748,580)
Fair value changes through earnings on investments, net	—	144,361	183,991
Foreign currency exchange loss	(46,467)	(33,395)	(3,968)
Other income, net	—	766,812	133,786
Income (loss) before income tax expense	(2,183,546)	2,777,592	(524,129)
Income tax expense	—	—	—
Net income (loss)	(2,183,546)	2,777,592	(524,129)
Accretion on convertible redeemable preferred shares to redemption value	(1,866,528)	(1,755,228)	—
Income allocation to participating preferred shares	—	(301,898)	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(4,050,074)	720,466	(524,129)

Net income (loss)	(2,183,546)	2,777,592	(524,129)
Other comprehensive income (loss)
Currency translation adjustments	63,442	(1,897,395)	(841,214)
Unrealized gains on available-for-sale investments, net of reclassification	—	—	35,578
Total comprehensive income (loss)	(2,120,104)	880,197	(1,329,765)
Accretion on convertible redeemable preferred shares to redemption value	(1,866,528)	(1,755,228)	—
Income allocation to participating preferred shares	—	(301,898)	—
Total comprehensive loss attributable to KE Holdings Inc.’s ordinary shareholders	(3,986,632)	(1,176,929)	(1,329,765)

Condensed statements of cash flows

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB

	(in thousands)

Net cash provided by (used in) operating activities	9,224	(72,175)	(10,302)
Net cash used in investing activities	(15,719,863)	(42,674,498)	(3,183,233)
Net cash provided by financing activities	25,763,789	34,151,607	7
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(43,253)	(668,623)	(12,822)
Net increase (decrease) in cash, cash equivalents and restricted cash	10,009,897	(9,263,689)	(3,206,350)
Cash, cash equivalents and restricted cash at beginning of the year	2,515,377	12,525,274	3,261,585
Cash, cash equivalents and restricted cash at end of the year	12,525,274	3,261,585	55,235

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

30. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

Pursuant to the definitive agreement signed on July 4, 2021 among the Group, Shengdu and Shengdu's existing shareholders, the group agreed to acquire 49% equity interest in Shengdu for a total consideration capped at RMB3,920 million with cash and 51% equity interest in Shengdu for a total consideration at RMB4,080 million with restricted shares, from Shengdu's existing shareholders. The restricted shares would be settled at an issuance price based on the weighted average closing prices of the Company's ADSs for 30 consecutive trading days before the closing of the Shengdu Acquisition. Such equity interests shall be restricted from the transfer, sale, pledge or any other form of disposal within a certain period of time and will released upon certain conditions.

In January 2022, the Group has acquired 43% of Shengdu’s equity interest, with capped consideration in cash amount to RMB3,440 million, among which RMB2,820 million had been paid in January. The Group paid the remaining cash consideration of RMB980 million on April 14, 2022. The cash consideration of RMB3,920 million has been fully settled.

Due to the valuation adjustment of China based companies in March 2022, the management of the Group renegotiated the consideration with Shengdu. On March 31, 2022, the management of the Group, Shengdu and Shengdu’s existing shareholders agreed to enter into an amended share purchase agreement, in which the Group would acquire Shengdu’s remaining 51% equity interest by issuing 44,315,854 restricted Class A Ordinary Shares to the selling shareholders of Shengdu as the consideration. The restrictions on the issued shares are the same as the original agreement. On April 11, 2022, the Group signed the amended agreement with Shengdu and its existing shareholders.

The Company does not expect that the amendment will have a material financial impact to its financial statements. The acquisition date fair value of the 44,315,854 restricted Class A Ordinary Shares to be issued to the selling shareholders of Shengdu will be recognized as share-based compensation expenses in the restriction period of three years.