Form 20-F
period 2022-12-31
KE Holdings Inc.
filed 2023-04-27
CIK 1809587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2022

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

No. 2 Chuangye Road, Haidian District,

Beijing 100086

People’s Republic of China

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
American depositary shares (one American depositary share representing three Class A ordinary shares, par value US$0.00002 per share)	BEKE	New York Stock Exchange
Class A ordinary shares, par value US$0.00002 per share	2423	The Stock Exchange of Hong Kong Limited

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of December 31, 2022, there were 3,725,379,187 ordinary shares outstanding, being the sum of 3,568,952,291 Class A ordinary shares (excluding the 32,594,988 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 156,426,896 Class B ordinary shares, par value US$0.00002 per share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b).  ☐

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active agents” are to agents on our platform, including agents employed by us and from labor dispatching or outsourcing agencies, and agents affiliated with our connected stores and connected brands as employees, contractors, or through other service arrangements, as of a given date excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months;
●	“active stores” are to stores on our platform as of a given date excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;
●	“BVI” are to the British Virgin Islands;
●	“Beike,” “we,” “us,” “our company” and “our” are to KE Holdings Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.00002 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.00002 per share;
●	“GTV” of our platform, for a given period, are to gross transaction value, which is calculated as the total value of all transactions we facilitated on the Beike platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that fail to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly;
●	“Hong Kong” or “HK” or “Hong Kong S.A.R.” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong dollars” or “HK$” refers to the legal currency of Hong Kong;
●	“Hong Kong Listing” refers to the listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange by way of introduction on May 11, 2022.
●	“Hong Kong Listing Rules” refers to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” refers to The Stock Exchange of Hong Kong Limited;

●	“Main Board” refers to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“ordinary shares” are to our class A and class B ordinary shares, par value US$0.00002 per share;
●	“WFOEs” are to Beike Jinke (Tianjin) Technology Co., Ltd., or Beike Jinke, Beike (Tianjin) Investment Co., Ltd., or Beike Tianjin, Jinbei (Tianjin) Technology Co., Ltd., or Jinbei Technology, and Realsee (Tianjin) Technology Co., Ltd., or Realsee Tianjin;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SaaS” are to software-as-a-services;
●	“Tencent” are to Tencent Holdings Limited (HKEx: 700), its subsidiaries and/or its controlled affiliated entities, as the context requires;
●	“US$,” “U.S. dollars,” and “$” are to the legal currency of the United States; and
●	“VIEs” are to Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, Beijing Beijia Commercial Consultancy Co., Ltd., or Beijing Beijia, Beijing Beihao Commercial Consultancy Co., Ltd., or Beijing Beihao, Runizhishi (Beijing) Technology Co., Ltd., or Runizhishi, and Runikeshi (Beijing) Technology Co., Ltd, or Runikeshi.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.8972 to US$1.00, the exchange rate in effect as of December 30, 2022 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our ability to empower services and facilitate transactions on our platform;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	our ability to protect our systems and infrastructures from cyber-attacks;
●	our dependence on the integrity of brokerage brands, stores and agents on our platform;
●	our ability to develop home renovation and furnishing services;
●	general economic and business conditions in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

Item 3.       Key Information

Our Holding Company Structure and the VIE Contractual Arrangements

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Our value-added telecommunication services and certain financial services in the PRC have been conducted through the applicable VIEs in order to comply with the PRC laws and regulations, which restrict and impose conditions on foreign direct investment in companies involved in the provision of value-added telecommunication services and certain financial service. Accordingly, we operate these businesses in China through the applicable VIEs, and rely on contractual arrangements among our PRC subsidiaries, the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs.

The VIEs collectively held 22.2% of our cash, cash equivalents and restricted cash and 9.9% of our total assets as of December 31, 2022. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 1.4%, 1.2% and 0.8% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. The VIEs and their subsidiaries are the operators of Beike and Lianjia mobile apps and websites and the license holders to provide the value-added telecommunication services on these platforms. To enhance the experience of the customers, agents or other business partners on our platform, we offer certain complementary services through our platform, such as online payment services, and the VIEs and their subsidiaries also hold relevant licenses and permits for these services. Some of our key domain names, including ke.com, are registered under the VIEs. The VIEs and their subsidiaries also owned approximately 3%, 5% and 11% of our issued patents, registered trademarks and copyrights to software programs, respectively, as of December 31, 2022. Therefore, the VIEs and their subsidiaries hold certain intellectual properties and licenses that are critical to the availability of technologies and workforce supporting our operations and services we provide on the Beike platform. At the same time, the employees under the VIEs and their subsidiaries were less than 1% of the total workforce as of December 31, 2022. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China.  Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. We depend on these contractual arrangements to provide our subsidiaries with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making them the primary beneficiaries of the VIEs. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar, which enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law. As advised by our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, the terms of the contractual agreements are valid, binding and enforceable under the PRC laws and regulations currently in effect. Accordingly, we are considered the primary beneficiaries of the VIEs for accounting purposes and have consolidated the VIEs’ financial results of operations, assets and liabilities in our consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs (except for Beike Tianjian’s 30% shareholding in Beijing Lianjia), and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate (ii) Beike Tianjin, holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Shenzhen Fangjianghu Technology Co., Ltd., Chengdu Fangjianghu Information Technology Co., Ltd., Tianjin Lianjia Fangjianghu Technology Co., Ltd., Zhengzhou Fangjianghu Information Technology Co., Ltd., Xi’an Fangjianghu Information Technology Co., Ltd. and Wuhan Fangjianghu Information Technology Co., Ltd.
(4)	Beijing Fangyuan Real Estate Consulting Services Co., Ltd., Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd., Shanghai Deyou Property Consulting Co., Ltd., Shenzhen Lianjia Real Estate Brokerage Co., Ltd. and Sichuan Lianjia Real Estate Brokerage Co., Ltd.

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

We face various risks and uncertainties related to doing business in China that could result in a material change in our operations. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and listings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. PRC government’s authority in regulating our operations and its oversight and control over offerings and listings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the PRC Data Security Law and the PRC Personal Information Protection Law promulgated in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC and several other PRC governmental authorities in December 2021, as well as the draft Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Regulations on Cyber Data Security, published by the CAC for public comments in November 2021, exposes uncertainties and potential additional restrictions on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we face uncertainties as to whether such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for additional details.

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Overseas Listing Regulations, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. At the press conference held by the CSRC on February 17, 2023 for the Overseas Listing Regulations, officials from the CSRC confirmed that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the Overseas Listing Regulations. Based on the foregoing, as of the date of this annual report, we are not required to complete filing with the CSRC for our listing on the NYSE and the Hong Kong Stock Exchange, but we may be subject to the filing requirements for our future capital raising activities and security offerings under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, there remain substantial uncertainties about how the Overseas Listing Regulations will be interpreted or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. In addition to the Business License issued by the relevant department of the State Administration for Market Regulation for each of our PRC subsidiaries and the VIEs and their subsidiaries, the relevant PRC subsidiaries and the VIEs and their subsidiaries are required to obtain, and have obtained the following requisite permissions for their main operations: the Filings for Real Estate Brokerage Business, the Operating License for Value-Added Telecommunication Business, the Qualification Certificate of Construction Enterprise, the Qualification Certificate of Construction Project Design, the Safety Production License, the License for Non-Financial Institution Payment Service, the Approval for Establishment of Micro Credit Company, the License for Financing Guarantee Business, the License for Insurance Brokerage Business, the Approval for Commercial Factoring Business and Filing on Commercial Franchising.

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

Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, neither we, our PRC subsidiaries, nor the VIEs or their subsidiaries have received any formal inquiry, notice, warning or sanction from the CSRC, the CAC or any PRC governmental authorities in connection with requirements of obtaining prior approval or permission for our historical issuance to foreign investors. Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC, the CAC or any other PRC governmental authorities for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how relevant rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that relevant PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. Besides, the PRC government has enhanced its oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of new rules in this regard, the interpretation and implementation of which remains uncertain. Therefore, there are substantial uncertainties as to whether we will be able to complete filing with the CSRC or will be required to obtain any specific regulatory approvals from the CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities” for more details.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, if the Securities and Exchange Commission of the United States, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of this annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F. Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we continue to use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. There can be no assurance that we would not be identified as a Commission-Identified Issuer for any future fiscal year, and if we were so identified for two consecutive years, we would become subject to the prohibition on trading under the HFCAA. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”

Cash Flows Through Our Organization

KE Holdings Inc., our Cayman Islands holding company, or the Parent, transfers cash to our wholly-owned Hong Kong subsidiaries (through intermediate holding companies in the Cayman Islands and the British Virgin Islands), by making capital contributions or providing loans, and our Hong Kong subsidiaries transfer cash to our PRC subsidiaries by making capital contributions or providing loans to them.

The Parent and its subsidiaries generally transfer cash to the VIEs by loans or by making payment to the VIEs for inter-group transactions. The Parent may transfer cash to one of the VIEs, Beijing Lianjia, by making capital contributions through intermediate holding companies in the Cayman Islands and the British Virgin Islands and our Hong Kong and PRC subsidiaries.

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2020	2021	2022

	(RMB in thousands)
Loans from Parent to Cayman, BVI, and Hong Kong subsidiaries(1)	38,818,154	4,581,814	(5,267,047)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(2)	538,439	300,000	—
Loans from Hong Kong subsidiaries to PRC subsidiaries(2)	5,619,185	9,332,778	4,096,214
Net amounts paid / (received) by subsidiaries to / (from) VIEs(3)	(1,664,566)	240,243	191,090
Transfer of intangible asset (advertising resources) from Parent to subsidiaries(4)	2,036,154	—	—

Notes:

(1)	Represents the “Investments in and loans to subsidiaries and VIEs” of the Parent as in the condensed consolidating schedule of cash flow data.

(2)	The items “Capital contributions from Hong Kong subsidiaries to PRC subsidiaries” and “Loans from Hong Kong subsidiaries to PRC subsidiaries” include the following:
●	Cash flows from Hong Kong subsidiaries (included in the “Other Subsidiaries” column) to primary beneficiary of VIEs which are included in “Proceeds and loans from Parent and other Group companies” of primary beneficiary of VIEs in the consolidating schedules; and
●	Cash flows from Hong Kong subsidiaries to other PRC subsidiaries, which represent cash flows between entities all within the “Other Subsidiaries” column and are thus eliminated in the presentation of the consolidating schedules.
(3)	Represents the “Operating cash flow from the Group companies” of the VIEs plus “Proceeds and loans from Parent and other Group companies” of the VIEs in the condensed consolidating schedule of cash flow data. The cash flows between the subsidiaries and the VIEs included the following:
●	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;
●	Cash paid by the subsidiaries to the VIEs for referral and other services;
●	Cash paid by the VIEs to the subsidiaries for referral and professional services; and
●	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.
(4)	The “Transfer of intangible asset (advertising resources) from Parent to subsidiaries” is a non-cash transaction and the related disposal gain was recorded in the “Income from the Group companies” line of the Parent for the year ended December 31, 2020, and the unrealized profits originated from this transaction is eliminated and explained in Note 3 to the condensed consolidating schedule.”

The cash received from loans and payment for acquiring the subsidiaries were used by the VIEs for returning the onshore capital to preferred shareholders in connection with the reorganization. Other funds have been used by the VIEs for their operations.

As of December 31, 2022, the Parent had made cumulative capital contribution of RMB4,064 million and provided cumulative loans of RMB28,846 million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the relevant WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the relevant WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2020, 2021 and 2022, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to relevant WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to the Parent by our subsidiaries. For the years ended December 31, 2020, 2021 and 2022, no dividends or distributions were made to U.S. investors.

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

As KE Holdings Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and may receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of the VIEs to settle amounts owned under the VIE agreements.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of balance sheet data for the Parent, our wholly owned subsidiaries that are primary beneficiary of VIEs, VIEs (inclusive of the VIEs’ subsidiaries) and other consolidated subsidiaries (“Other Subsidiaries”) as of the dates presented.

	As of December 31,
	2022
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	12,818	15,797,420	1,728,975	1,873,989	—	19,413,202
Restricted cash	—	2,374,274	—	3,806,783	—	6,181,057
Short-term investments	7,372,995	27,665,330	—	447,583	—	35,485,908
Accounts receivable, net	—	4,139,648	—	23,374	—	4,163,022
Amount due from the Group companies(1)	1,226,906	52,614,073	46,617,540	3,041,482	(103,500,001)	—
Other current assets	13,927	3,736,853	38,028	1,392,678	—	5,181,486
Total current assets	8,626,646	106,327,598	48,384,543	10,585,889	(103,500,001)	70,424,675
Investment in subsidiaries(2)	56,064,739	—	14,562,240	—	(70,626,979)	—
Net assets of VIEs(2)	3,716,231	3,716,231	3,716,231	—	(11,148,693)	—
Long-term investments	516,873	16,908,780	500,000	—	—	17,925,653
Right-of-use assets	—	11,283,997	—	73	—	11,284,070
Intangible assets, net(3)	—	2,528,006	—	33,786	(874,816)	1,686,976
Other non-current assets	—	7,869,570	—	156,403	—	8,025,973
Total non-current assets	60,297,843	42,306,584	18,778,471	190,262	(82,650,488)	38,922,672
TOTAL ASSETS	68,924,489	148,634,182	67,163,014	10,776,151	(186,150,489)	109,347,347
Accounts payable	—	5,780,411	—	62,910	—	5,843,321
Employee compensation and welfare payable	—	8,978,638	—	386,874	—	9,365,512
Customer deposits payable	—	1,279,725	—	2,915,103	—	4,194,828
Amount due to the Group companies(1)	—	50,885,928	49,181,431	3,432,642	(103,500,001)	—
Other current liabilities	4,129	13,662,471	14,468	256,589	—	13,937,657
Total current liabilities	4,129	80,587,173	49,195,899	7,054,118	(103,500,001)	33,341,318
Deferred tax liabilities	—	346,703	—	4,483	—	351,186
Operating lease liabilities	—	6,599,907	—	23	—	6,599,930
Deficit in subsidiaries(2)	—	1,186,172	—	—	(1,186,172)	—
Other non-current liabilities	—	475	—	—	—	475
Total non-current liabilities	—	8,133,257	—	4,506	(1,186,172)	6,951,591
TOTAL LIABILITIES	4,129	88,720,430	49,195,899	7,058,624	(104,686,173)	40,292,909
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY (DEFICIT)	68,920,360	59,780,970	17,967,115	3,716,231	(81,464,316)	68,920,360
Non-controlling interests	—	132,782	—	1,296	—	134,078
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	68,920,360	59,913,752	17,967,115	3,717,527	(81,464,316)	69,054,438
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	68,924,489	148,634,182	67,163,014	10,776,151	(186,150,489)	109,347,347

	As of December 31,
	2021
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	55,235	12,254,154	5,671,331	2,465,384	—	20,446,104
Restricted cash	—	868,862	—	5,417,243	—	6,286,105
Short-term investments	81,906	26,406,831	2,589,120	324,804	—	29,402,661
Accounts receivable, net	—	9,299,766	—	25,186	—	9,324,952
Amount due from the Group companies(1)	1,997,867	39,562,161	25,522,236	2,805,071	(69,887,335)	—
Other current assets	55,320	3,152,387	640	1,258,185	—	4,466,532
Total current assets	2,190,328	91,544,161	33,783,327	12,295,873	(69,887,335)	69,926,354
Investment in subsidiaries(2)	58,668,755	—	14,691,222	—	(73,359,977)	—
Net assets of VIEs(2)	3,620,309	3,620,309	3,620,309	—	(10,860,927)	—
Long-term investments	2,527,253	14,149,543	—	361,375	—	17,038,171
Right-of-use assets	—	7,230,689	—	13,522	—	7,244,211
Intangible assets, net(3)	—	2,231,564	—	40,754	(1,131,045)	1,141,273
Other non-current assets	—	4,769,324	3,716	195,816	—	4,968,856
Total non-current assets	64,816,317	32,001,429	18,315,247	611,467	(85,351,949)	30,392,511
TOTAL ASSETS	67,006,645	123,545,590	52,098,574	12,907,340	(155,239,284)	100,318,865
Accounts payable	—	5,946,929	—	61,836	—	6,008,765
Employee compensation and welfare payable	—	9,429,532	—	404,715	—	9,834,247
Customer deposits payable	—	774,120	—	3,407,217	—	4,181,337
Amount due to the Group companies(1)	—	30,325,174	34,746,136	4,816,025	(69,887,335)	—
Other current liabilities	32,669	8,221,055	68,725	589,339	—	8,911,788
Total current liabilities	32,669	54,696,810	34,814,861	9,279,132	(69,887,335)	28,936,137
Deferred tax liabilities	—	18,437	—	4,483	—	22,920
Operating lease liabilities	—	4,299,518	—	3,416	—	4,302,934
Deficit in subsidiaries(2)	—	2,160,146	—	—	(2,160,146)	—
Other non-current liabilities	—	1,381	—	—	—	1,381
Total non-current liabilities	—	6,479,482	—	7,899	(2,160,146)	4,327,235
TOTAL LIABILITIES	32,669	61,176,292	34,814,861	9,287,031	(72,047,481)	33,263,372
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY (DEFICIT)	66,973,976	62,289,064	17,283,713	3,619,026	(83,191,803)	66,973,976
Non-controlling interests	—	80,234	—	1,283	—	81,517
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	66,973,976	62,369,298	17,283,713	3,620,309	(83,191,803)	67,055,493
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	67,006,645	123,545,590	52,098,574	12,907,340	(155,239,284)	100,318,865

The following table presents the condensed consolidating schedule of results of operations for the VIEs and other entities for the periods presented.

	For the Year ended December 31,
	2022
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	60,198,215	—	470,564	—	60,668,779
Net revenues from the Group companies(4)	—	54,483	—	183,146	(237,629)	—
Total net revenues	—	60,252,698	—	653,710	(237,629)	60,668,779
Cost of revenues - third parties	—	(46,649,250)	—	(238,782)	—	(46,888,032)
Cost of revenues – Group companies(4)	—	(12,949)	—	(50,456)	63,405	—
Total cost of revenues	—	(46,662,199)	—	(289,238)	63,405	(46,888,032)
Gross profit	—	13,590,499	—	364,472	(174,224)	13,780,747
Operating expenses(3)(4)	(140,148)	(14,497,841)	(40,530)	(292,567)	357,433	(14,613,653)
Others	93,988	1,082,864	124,698	62,041	(238,395)	1,125,196
Income from the Group companies(3)	—	—	—	—	—	—
Share of income (loss) of subsidiaries(2)	(1,436,950)	80,452	(130,097)	—	1,486,595	—
Income (loss) of the VIEs(2)	97,036	97,036	97,036	—	(291,108)	—
Income (loss) before income tax benefit (expense)	(1,386,074)	353,010	51,107	133,946	1,140,301	292,290
Income tax benefit (expense)	—	(1,648,935)	(3,716)	(36,923)	—	(1,689,574)
Net income (loss)	(1,386,074)	(1,295,925)	47,391	97,023	1,140,301	(1,397,284)
Net loss (income) attributable to non‑controlling interests shareholders	—	11,197	—	13	—	11,210
Net income (loss) attributable to KE Holdings Inc.	(1,386,074)	(1,284,728)	47,391	97,036	1,140,301	(1,386,074)

	For the Year ended December 31,
	2021
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	79,805,556	—	946,883	—	80,752,439
Net revenues from the Group companies(4)	—	399,217	—	184,717	(583,934)	—
Total net revenues	—	80,204,773	—	1,131,600	(583,934)	80,752,439
Cost of revenues - third parties	—	(64,503,389)	—	(429,635)	—	(64,933,024)
Cost of revenues – Group companies(4)	—	(16,547)	—	(189,293)	205,840	—
Total cost of revenues	—	(64,519,936)	—	(618,928)	205,840	(64,933,024)
Gross profit	—	15,684,837	—	512,672	(378,094)	15,819,415
Operating expenses(3)(4)	(92,393)	(17,101,568)	(3)	(643,533)	663,218	(17,174,279)
Others	316,844	1,865,693	168,328	117,122	27,603	2,495,590
Share of income (loss) of subsidiaries(2)	(696,144)	99,204	1,048,228	—	(451,288)	—
Income (loss) of the VIEs(2)	(52,436)	(52,436)	(52,436)	—	157,308	—
Income (loss) before income tax benefit (expense)	(524,129)	495,730	1,164,117	(13,739)	18,747	1,140,726
Income tax benefit (expense)	—	(1,557,553)	(69,121)	(38,818)	—	(1,665,492)
Net income (loss)	(524,129)	(1,061,823)	1,094,996	(52,557)	18,747	(524,766)
Net loss (income) attributable to non‑controlling interests shareholders	—	516	—	121	—	637
Net income (loss) attributable to KE Holdings Inc.	(524,129)	(1,061,307)	1,094,996	(52,436)	18,747	(524,129)

	For the Year ended December 31,
	2020
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	69,460,679	—	1,020,299	—	70,480,978
Net revenues from the Group companies(4)	—	237,173	—	187,299	(424,472)	—
Total net revenues	—	69,697,852	—	1,207,598	(424,472)	70,480,978
Cost of revenues - third parties	—	(53,339,682)	—	(281,439)	—	(53,621,121)
Cost of revenues – Group companies(4)	—	(191,365)	—	(209,074)	400,439	—
Total cost of revenues	—	(53,531,047)	—	(490,513)	400,439	(53,621,121)
Gross profit	—	16,166,805	—	717,085	(24,033)	16,859,857
Operating expenses(3)(4)	(203,686)	(13,740,554)	(646)	(378,111)	304,949	(14,018,048)
Others	161,577	960,121	108,187	315,425	—	1,545,310
Income from the Group companies(3)	756,812	—	—	—	(756,812)	—
Share of income (loss) of subsidiaries (2)	1,448,649	16,556	3,194,343	—	(4,659,548)	—
Income (loss) of the VIEs(2)	614,240	614,240	614,240	—	(1,842,720)	—
Income (loss) before income tax benefit (expense)	2,777,592	4,017,168	3,916,124	654,399	(6,978,164)	4,387,119
Income tax benefit (expense)	—	(1,477,635)	(90,985)	(40,176)	—	(1,608,796)
Net income (loss)	2,777,592	2,539,533	3,825,139	614,223	(6,978,164)	2,778,323
Net loss (income) attributable to non‑controlling interests shareholders	—	(748)	—	17	—	(731)
Net income (loss) attributable to KE Holdings Inc.	2,777,592	2,538,785	3,825,139	614,240	(6,978,164)	2,777,592

The following table presents condensed consolidating schedule of cash flow data for the VIEs and other entities for the years ended presented.

	For the Year ended December 31
	2022
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	—	949,542	—	(949,542)	—	—
Operating cash flow from the Group companies(4)	(58,875)	9,115,656	(8,185)	(587,842)	—	8,460,754
Net cash provided by (used in) operating activities	(58,875)	10,065,198	(8,185)	(1,537,384)	—	8,460,754

Cash flows from investing activities:
Purchases of short-term investments	(5,869,466)	(39,658,233)	—	(1,389,897)	—	(46,917,596)
Maturities of short-term investments	284,156	47,818,976	2,589,828	1,644,207	—	52,337,167
Cash paid for business combination, net of cash acquired	—	(3,147,760)	—	—	—	(3,147,760)
Purchases of property, equipment and intangible assets	—	(788,219)	—	(4,813)	—	(793,032)
Investments in and loans to subsidiaries and VIEs(2)	5,267,047	(636,012)	(6,660,010)	—	2,028,975	—
Loans to related parties	—	(50,124)	—	—	—	(50,124)
Repayments of loans from related parties	—	19,515	—	—	—	19,515
Financing receivables originated	—	(6,977)	—	(11,522,614)	—	(11,529,591)
Collections of financing receivables principal	—	46,977	—	11,509,224	—	11,556,201
Purchases of long-term investments	(196,695)	(10,915,167)	(2,241,491)	(50,797)	—	(13,404,150)
Other investing activities	1,863,698	(148,131)	1,741,491	(43)	—	3,457,015
Net cash provided by (used in) investing activities	1,348,740	(7,465,155)	(4,570,182)	185,267	2,028,975	(8,472,355)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	2,048,501	636,012	(655,538)	(2,028,975)	—
Proceeds from short‑term borrowings	—	759,000	—	—	—	759,000
Repayments of short‑term borrowings	—	(400,000)	—	—	—	(400,000)
Proceeds from funding debts	—	—	—	133,400	—	133,400
Repayments of funding debts	—	—	—	(327,600)	—	(327,600)
Repurchases of ordinary shares	(1,319,796)	—	—	—	—	(1,319,796)
Other financing activities	3	—	—	—	—	3
Net cash provided by (used in) financing activities	(1,319,793)	2,407,501	636,012	(849,738)	(2,028,975)	(1,154,993)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,489)	41,133	—	—	—	28,644
Net increase (decrease) in cash, cash equivalents and restricted cash	(42,417)	5,048,677	(3,942,355)	(2,201,855)	—	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209
Cash, cash equivalents and restricted cash at the end of the year	12,818	18,171,693	1,728,976	5,680,772	—	25,594,259

	For the Year ended December 31
	2021
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(10,302)	5,554,526	2,961	(1,952,063)	—	3,595,122
Operating cash flow from the Group companies(4)	—	(347,163)	—	347,163	—	—
Net cash provided by (used in) operating activities	(10,302)	5,207,363	2,961	(1,604,900)	—	3,595,122

Cash flows from investing activities:
Purchases of short-term investments	(4,756,634)	(35,872,756)	(2,450,000)	(4,775,300)	—	(47,854,690)
Maturities of short-term investments	8,682,468	21,774,553	1,970,470	5,551,500	—	37,978,991
Cash paid for business combination, net of cash acquired	—	(21,842)	—	—	—	(21,842)
Purchases of property, equipment and intangible assets	—	(1,419,401)	—	(10,576)	—	(1,429,977)
Investments in and loans to subsidiaries and VIEs(2)	(4,581,814)	1,112,757	765,526	—	2,703,531	—
Loans to related parties	—	(28,100)	—	—	—	(28,100)
Repayments of loans from related parties	—	21,690	—	—	—	21,690
Financing receivables originated	—	(70,478)	—	(32,895,707)	—	(32,966,185)
Collections of financing receivables principal	—	109,238	—	36,169,780	—	36,279,018
Purchases of long-term investments	(3,243,210)	(14,640,921)	—	(255,369)	—	(18,139,500)
Other investing activities	715,957	595,711	(34,948)	(199)	—	1,276,521
Net cash provided by (used in) investing activities	(3,183,233)	(28,439,549)	251,048	3,784,129	2,703,531	(24,884,074)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	3,923,208	(1,112,757)	(106,920)	(2,703,531)	—
Proceeds from short‑term borrowings	—	260,000	—	—	—	260,000
Proceeds from funding debts	—	—	—	507,543	—	507,543
Repayments of funding debts	—	—	—	(1,840,853)	—	(1,840,853)
Other financing activities	7	(870)	—	—	—	(863)
Net cash provided by (used in) financing activities	7	4,182,338	(1,112,757)	(1,440,230)	(2,703,531)	(1,074,173)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,822)	(443,407)	14,088	—	—	(442,141)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,206,350)	(19,493,255)	(844,660)	738,999	—	(22,805,266)
Cash, cash equivalents and restricted cash at the beginning of the year	3,261,585	32,616,271	6,515,991	7,143,628	—	49,537,475
Cash, cash equivalents and restricted cash at the end of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209

	For the Year ended December 31
	2020
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(72,175)	9,907,895	53,998	(527,769)	—	9,361,949
Operating cash flow from the Group companies(4)	—	1,664,566	—	(1,664,566)	—	—
Net cash provided by (used in) operating activities	(72,175)	11,572,461	53,998	(2,192,335)	—	9,361,949

Cash flows from investing activities:
Purchases of short-term investments	(13,152,338)	(28,487,954)	(3,500,000)	(7,825,781)	—	(52,966,073)
Maturities of short-term investments	9,295,994	20,670,203	1,512,368	8,289,079	—	39,767,644
Cash paid for business combination, net of cash acquired	—	(10,800)	—	—	—	(10,800)
Purchases of property, equipment and intangible assets	—	(887,002)	—	—	—	(887,002)
Investments in and loans to subsidiaries and VIEs(2)	(38,818,154)	10,975,112	16,148,167	—	11,694,875	—
Loans to related parties	—	(29,953)	—	—	—	(29,953)
Repayments of loans from related parties	—	2,151	—	1,909,500	—	1,911,651
Financing receivables originated	—	(3,625,817)	—	(33,551,045)	—	(37,176,862)
Collections of financing receivables principal	—	612,361	—	34,772,082	—	35,384,443
Purchases of long-term investments	—	(996,123)	—	—	—	(996,123)
Other investing activities	—	195,361	10,082	(179,986)	—	25,457
Net cash provided by (used in) investing activities	(42,674,498)	(1,582,461)	14,170,617	3,413,849	11,694,875	(14,977,618)
Cash flows from financing activities:
Cash transferred from subsidiaries to parent company for Reorganization	2,351,587	(2,351,587)	—	—	—	—
Proceeds and loans from Parent and other Group companies(2)	—	22,669,987	(10,975,112)	—	(11,694,875)	—
Ordinary shares issued upon IPO, net of issuance costs	16,345,822	—	—	—	—	16,345,822
Ordinary shares issued upon follow-on public offering, net of issuance costs	15,284,283	—	—	—	—	15,284,283
Proceeds from short‑term borrowings	—	—	—	250,000	—	250,000
Repayments of short-term borrowings	—	—	—	(970,000)	—	(970,000)
Proceeds from funding debts	—	—	—	3,260,988	—	3,260,988
Repayments of funding debts	—	—	—	(4,032,701)	—	(4,032,701)
Proceeds from long-term borrowings	—	42,040	—	—	—	42,040
Repayments of long-term borrowings	—	(4,528,725)	—	—	—	(4,528,725)
Other financing activities	169,915	(335,237)	—	(80,135)	—	(245,457)
Net cash provided by (used in) financing activities	34,151,607	15,496,478	(10,975,112)	(1,571,848)	(11,694,875)	25,406,250

Effect of exchange rate change on cash, cash equivalents and restricted cash	(668,623)	(1,517,097)	2,038	—	—	(2,183,682)
Net increase (decrease) in cash, cash equivalents and restricted cash	(9,263,689)	23,969,381	3,251,541	(350,334)	—	17,606,899
Cash, cash equivalents and restricted cash at the beginning of the year	12,525,274	8,646,891	3,264,450	7,493,961	—	31,930,576
Cash, cash equivalents and restricted cash at the end of the year	3,261,585	32,616,272	6,515,991	7,143,627	—	49,537,475

Notes:

(1)	Represents the intercompany balances among Parent, the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them.

(2)	Represents the investment in and loans to the Primary Beneficiary of VIEs and Other Subsidiaries by the Parent, and intercompany loans among the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them, and share of income (loss) of subsidiaries and VIEs under the equity method of accounting. The Parent transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the Primary Beneficiary of VIEs and other PRC subsidiaries by making capital contributions or providing loans to them. The Primary Beneficiary of VIEs also have intercompany loans with Other Subsidiaries and certain VIEs as part of our cash management program.
(3)	Represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries in 2020, transfer of a trademark from VIE to subsidiaries in 2018, the adjustment of amortization in relation to these intangible assets, and the elimination of gain recognized in this transaction.
(4)	Represents intercompany sales of services eliminated at the consolidation level, including payment platform, referral and other services provided by VIEs to Other Subsidiaries, and technical support services provided by Other Subsidiaries to VIEs.

Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the Parent’s financial statements as of and for the years ended December 31, 2020, 2021 and 2022.

Investment in subsidiaries and net assets of VIEs (RMB in thousands)
January 1, 2020	16,630,877
Share of income of subsidiaries	1,448,649
Income of VIEs	614,240
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,252,589
Capital repatriation in connection with the Reorganization	(2,351,587)
Capital injection to subsidiaries	38,867,338
Ordinary shares issued to fund a subsidiary’s acquisition	605,395
Share of other changes in the capital accounts of subsidiaries and VIEs	(51,228)
Foreign currency translation	(980,672)
December 31, 2020	57,035,601
Share of loss of subsidiaries	(696,144)
Loss of VIEs	(52,436)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	1,537,995
Capital injection to subsidiaries	4,581,814
Foreign currency translation	(117,766)
December 31, 2021	62,289,064
Share of loss of subsidiaries	(1,436,950)
Income of VIEs	97,036
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,425,249
Cash received from subsidiaries	(5,267,047)
Foreign currency translation	1,673,618
December 31, 2022	59,780,970

A.	Selected Financial Data

The following selected consolidated statements of operations for the years ended December 31, 2020, 2021 and 2022, selected consolidated balance sheet data as of December 31, 2021 and 2022, and selected consolidated cash flow data for the years ended December 31, 2020, 2021 and 2022 have been derived from our audited consolidated financial statements included elsewhere in this annual report beginning on page F-1. The selected consolidated statements of operations for the year ended December 31, 2018 and 2019, selected consolidated balance sheet data as of December 31, 2018, 2019 and 2020, and selected consolidated cash flow data for the year ended December 31, 2018 and 2019 have been derived from our audited consolidated financial statements not included in this annual report. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. Our historical results are not necessarily indicative of results expected for future periods. You should read this “Selected Financial Data” section together with our consolidated financial statements and the related notes and “Item 5. Operating and Financial Review and Prospects” included elsewhere in this annual report.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	20,154,642	24,568,508	30,564,584	31,947,953	24,123,703	3,497,608
New home transaction services	7,471,924	20,273,860	37,937,886	46,472,378	28,650,374	4,153,914
Home renovation and furnishing	—	—	108,960	197,452	5,046,627	731,692
Emerging and other services	1,019,933	1,172,538	1,869,548	2,134,656	2,848,075	412,932
Total net revenues	28,646,499	46,014,906	70,480,978	80,752,439	60,668,779	8,796,146
Cost of revenues:
Commission — split	(1,393,167)	(11,154,698)	(24,724,603)	(31,633,827)	(20,499,632)	(2,972,167)
Commission and compensation — internal	(15,767,582)	(19,444,127)	(23,318,664)	(26,303,507)	(17,853,694)	(2,588,542)
Cost of home renovation and furnishing	—	—	(127,901)	(195,869)	(3,562,068)	(516,451)
Cost related to stores	(3,400,545)	(3,078,672)	(3,206,601)	(3,809,757)	(3,346,436)	(485,188)
Others(1)	(1,215,229)	(1,069,365)	(2,243,352)	(2,990,064)	(1,626,202)	(235,776)
Total cost of revenues	(21,776,523)	(34,746,862)	(53,621,121)	(64,933,024)	(46,888,032)	(6,798,124)
Gross profit	6,869,976	11,268,044	16,859,857	15,819,415	13,780,747	1,998,022
Sales and marketing expenses(1)	(2,489,692)	(3,105,899)	(3,715,278)	(4,309,116)	(4,573,382)	(663,078)
General and administrative expenses(1)	(4,927,367)	(8,376,531)	(7,588,809)	(8,924,470)	(7,346,665)	(1,065,167)
Research and development expenses(1)	(670,922)	(1,571,154)	(2,477,911)	(3,193,988)	(2,545,549)	(369,070)
Others	718,940	509,776	1,309,260	1,748,885	977,139	141,672
Income (loss) before income tax benefit (expense)	(499,065)	(1,275,764)	4,387,119	1,140,726	292,290	42,379
Income tax benefit (expense)	71,384	(904,363)	(1,608,796)	(1,665,492)	(1,689,574)	(244,965)
Net income (loss)	(427,681)	(2,180,127)	2,778,323	(524,766)	(1,397,284)	(202,586)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	1,362,565,880	1,378,235,522	2,226,264,859	3,549,121,628	3,569,179,079	3,569,179,079
—Diluted	1,362,565,880	1,378,235,522	2,267,330,891	3,549,121,628	3,569,179,079	3,569,179,079
Net income (loss) per share attributable to ordinary shareholders
— Basic	(1.75)	(2.94)	0.32	(0.15)	(0.39)	(0.06)
— Diluted	(1.75)	(2.94)	0.32	(0.15)	(0.39)	(0.06)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	—	—	511,637	406,131	356,844	51,738
Sales and marketing expenses	—	—	77,574	110,446	121,396	17,601
General and administrative expenses	382,196	2,955,590	1,131,335	595,732	1,659,755	240,641
Research and development expenses	—	—	532,043	425,978	287,254	41,648
Total	382,196	2,955,590	2,252,589	1,538,287	2,425,249	351,628

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected consolidated Balance Sheet Data
Cash and cash equivalents	9,115,649	24,319,332	40,969,979	20,446,104	19,413,202	2,814,650
Total current assets	27,374,784	51,912,486	87,539,101	69,926,354	70,424,675	10,210,618
Total non-current assets	11,491,480	15,352,826	16,756,435	30,392,511	38,922,672	5,643,257
Total assets	38,866,264	67,265,312	104,295,536	100,318,865	109,347,347	15,853,875
Total current liabilities	20,572,881	27,797,675	33,633,346	28,936,137	33,341,318	4,834,038
Total non-current liabilities	3,434,843	7,932,045	3,869,674	4,327,235	6,951,591	1,007,886
Total liabilities	24,007,724	35,729,720	37,503,020	33,263,372	40,292,909	5,841,924

The following table presents our selected consolidated cash flow data for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	3,216,797	112,626	9,361,949	3,595,122	8,460,754	1,226,695
Net cash provided by (used in) investing activities	2,609,149	(3,873,722)	(14,977,618)	(24,884,074)	(8,472,355)	(1,228,376)
Net cash provided by (used in) financing activities	(1,282,408)	23,026,396	25,406,250	(1,074,173)	(1,154,993)	(167,459)
Effect of exchange rate change on cash, cash equivalents and restricted cash	416	(94,922)	(2,183,682)	(442,141)	28,644	4,153
Net increase (decrease) in cash, cash equivalents and restricted cash	4,543,954	19,170,378	17,606,899	(22,805,266)	(1,137,950)	(164,987)
Cash, cash equivalents and restricted cash at the beginning of the year	8,216,244	12,760,198	31,930,576	49,537,475	26,732,209	3,875,806
Cash, cash equivalents and restricted cash at the end of the year	12,760,198	31,930,576	49,537,475	26,732,209	25,594,259	3,710,819

Contribution Margin

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	7,731,846	9,554,244	12,499,133	11,824,452	9,612,865	1,393,735
Contribution margin (existing home transaction services)	38.4%	38.9%	40.9%	37.0%	39.8%	39.8%
Contribution (new home transaction services)	3,027,822	4,918,700	8,149,925	8,947,138	6,764,354	980,739
Contribution margin (new home transaction services)	40.5%	24.3%	21.5%	19.3%	23.6%	23.6%
Contribution (home renovation and furnishing)	—	—	(18,941)	1,583	1,484,559	215,241
Contribution margin (home renovation and furnishing)	—	—	(17.4)%	0.8%	29.4%	29.4%
Contribution (emerging and other services)	726,082	943,137	1,679,693	1,846,063	891,607	129,271
Contribution margin (emerging and other services)	71.2%	80.4%	89.8%	86.5%	31.3%	31.3%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, and split commission to connected agents and other sales channels for such services. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	20,154,642	24,568,508	30,564,584	31,947,953	24,123,703	3,497,608
Less: Commission and compensation	(12,422,796)	(15,014,264)	(18,065,451)	(20,123,501)	(14,510,838)	(2,103,873)
Contribution	7,731,846	9,554,244	12,499,133	11,824,452	9,612,865	1,393,735
New home transaction services
Net revenues	7,471,924	20,273,860	37,937,886	46,472,378	28,650,374	4,153,914
Less: Commission and compensation	(4,444,102)	(15,355,160)	(29,787,961)	(37,525,240)	(21,886,020)	(3,173,175)
Contribution	3,027,822	4,918,700	8,149,925	8,947,138	6,764,354	980,739
Home renovation and furnishing
Net revenues	—	—	108,960	197,452	5,046,627	731,692
Less: Commission and compensation	—	—	(127,901)	(195,869)	(3,562,068)	(516,451)
Contribution	—	—	(18,941)	1,583	1,484,559	215,241
Emerging and other services
Net revenues	1,019,933	1,172,538	1,869,548	2,134,656	2,848,075	412,932
Less: Commission and compensation	(293,851)	(229,401)	(189,855)	(288,593)	(1,956,468)	(283,661)
Contribution	726,082	943,137	1,679,693	1,846,063	891,607	129,271

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in Item 3. Key Information—D. Risk Factors.

Risks Related to Our Business and Industry

●	Our business is susceptible to fluctuations in China’s general economic conditions and housing related industry.
●	Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.
●	If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.

●	We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.
●	If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.
●	We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.
●	Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.
●	Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.
●	Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.
●	We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.
●	We have incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

Risks Related to Our Corporate Structure

●	KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
●	We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to exercise control over a portion of our business, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	Uncertainties with respect to the PRC legal system could materially and adversely affect us. Rules and regulations in China can change quickly with little advance notice. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”
●	Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.”
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor deprives our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our company’s 2021 Form 20-F with the SEC on April 19, 2022. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. Substantially all of our officers and directors are located in China, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.”

Risks Related to Our Shares and ADSs

●	The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

Meanwhile, we are also susceptible to market conditions of China’s housing related industry, where we primarily conduct our business. China’s residential real estate industry is volatile and fluctuated in recent years in terms of housing transaction volume and prices. Fluctuations of China’s housing related industry are caused by economic, social, political and other factors outside our control. Any prolonged slowdown in China’s economy, which leads to a decline or fluctuation in the housing related industry, may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations where China’s housing related industry becomes over-heated, and our platform becomes less appealing to customers, brokerage brands, stores and agents and other business partners, which could potentially adversely affect our business of facilitating housing transactions and services. In addition, our home renovation and furnishing business could also be adversely affected by China’s general economic conditions and fluctuations in housing related industry.

Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.

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

At the municipal level, many municipal governments have issued market control policies targeting at, among other things, restoring or strengthening restrictions on residential property speculation and tightening credit policy. In particular, during the times when the housing prices were increasing significantly, central and local government authorities introduced the policies to specifically stabilize the housing related industry, including limiting the maximum amount of monthly mortgages and the maximum amount of total monthly debt service payments of an individual borrower; imposing a value-added tax on the sales proceeds for second-hand transfers subject to the length of holding period and type of properties; increasing the minimum amount and percentage of down payment of the purchase price of the residential property of a family; tightening the availability of individual housing loans in the housing related industry to individuals and their family members with more than one residential properties; imposing a 20.0% individual income tax on the gain from the sale of second-hand properties; limiting the availability of individual housing provident fund loans for the purchase of second (or more) residential properties by employees and their family members; mandating the banks to contain their balance of all real estate loans and balance of all individual housing loans under a certain capped percentage of the total balance of all Renminbi loans provided by the bank; and publishing reference sale prices for existing home sales at different regions in a city. In 2021, the housing authorities of several cities, such as Beijing and Shanghai, issued notices on enhancing comprehensive management on housing related industry or agents with respect to advertising, sale of real estate properties, and financing for housing transactions.  These measures have affected the growth rate of the housing related industry, and some have dissuaded potential purchasers from making purchases, causing a decline in transaction volumes and average selling prices in both existing home sales and new home sales in 2021. Specifically, certain measures regulating the conduct of real estate developers have a particular impact on the transaction volumes and prices of new home sales. The measures in turn not only have caused reduction in our customers’ demand for our platform services, but also prevented real estate developers from raising the capital they need, increased their costs to start new projects, and changed the sales and marketing strategy of the developers in a way that reduces their demand for our platform services.

Since the end of 2021, in response to a slowdown in the real estate industry, PRC government has made various efforts to stabilize the housing industry and some local government authorities have selectively eased certain restrictions for the purchase of residential properties. Since the second half of 2022, PRC government also made targeted efforts to promote housing delivery and to resolve financing risks for real estate developers. Efforts include reducing the interest rate on individual housing loans for the purchase of the first residential property by an individual borrower, increasing the availability of individual housing provident fund loans for the purchase of residential properties by certain employees and their family members, and providing tax subsidies for the purchase of residential properties by individuals and families. The PRC governmental authorities may continue to adopt new laws, regulations and policies from time to time with an aim to stabilize and support the long-term healthy development of the housing related industry in certain regions in China, which might potentially affect our business.

The PRC governmental authorities also enact certain criteria to regulate the home rental market. For example, the State Council of the PRC promulgated the Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with relevant departments, and keep credit records of relevant market participants. Moreover, the MOHURD published the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft) for public discussion in May 2017, which require the relevant PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements, (ii) the filing of lease agreements, and (iii) residential tenancy enterprises. In addition, the Measures on Residential Tenancy (Discussion Draft) published by the MOHURD for public discussion in September 2020, which has not taken effect as of the date of this annual report, state that (i) residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents. If the PRC governmental authorities adopt any prohibitive measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the home rental market becomes more restrictive and rigorous, they may depress the home rental market, dissuade potential tenants from renting apartments, and cause a decline in average rental rates. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased demand of rental apartments that may result from government policies.

Nevertheless, we cannot assure you that the existing restrictive policies and measures will be eased or lifted in the future, nor can we assure you that the PRC government will not adopt additional and more stringent industry policies, regulations and measures in line with the changes of the real estate market. Changes in government policies may also create uncertainty that could affect the sentiment of potential investors in real estate. If these changes in government policies result in decreasing transaction volumes in the housing related industry in China or require us to make necessary changes to our businesses in compliance of new regulations and policies, our business and results of operations may be materially and adversely affected. In addition, the existing and future government regulations and policies may positively or negatively affect different segments of our business operations in varied ways and degrees, such as restricting our business practices and fee rates. As a result, we may adjust our strategies and business models in response to the evolving regulations and policies. We cannot assure you that these adjustments will be successful or materialize in positive business prospects and financial performance.

If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.

The success of our business substantially hinges on our ability to provide quality customer experience, which in turn depends on a variety of factors, including our ability to continue to offer integrated online and offline access to an extensive and authentic property listing database and to, together with the brokerage brands, stores and agents on our platform, provide convenient and secure housing transactions and services experience and satisfactory services to our customers.

Interruptions or failures in the proper functioning of our platform hamper our delivery of satisfactory customer experience. These interruptions may be due to unforeseen events that are beyond our control or the control of the participants on our platform such as intensified competition due to market entry of new players with financial and other resources stronger than us, additional regulatory requirements which we cannot satisfy on a timely basis, or at all, or adverse development or negative publicity involving our platform participants. Moreover, although we endeavor to implement various service protocols and train the real estate agents and other related service providers on our platform to ensure the quality of their service, we cannot guarantee that we will effectively manage all the agents and other service providers to ensure satisfactory customer experience in all service settings. We have received customer complaints about various services on our platform from time to time. If we are unable to continue to provide satisfactory customer experience, customers may choose other service providers over our platform for their intended housing transactions and services, which could materially and adversely impact our reputation, business and results of operations.

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

Our reputation and brands may be impacted by various factors, some of which are difficult or impossible to predict or control and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct by our employees, connected agents or other business partners on our platform, inauthentic property listings on our platform, unethical business practices, rumors relating to our business, management, employees, real estate agents on our platform, our shareholders and affiliates, our business partners or our competitors and peers, or negative publicity about other companies that use similar brand names as ours, can harm our reputation, business and results of operations. These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. Such actions could substantially damage our reputation and cause us to incur significant costs to defend ourselves. Any negative public perception or publicity regarding our business partners that we cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse impact on our brand and reputation. Moreover, any negative media publicity about the housing transactions and services industry, service quality problems of other players in our industry, including our competitors, or even negative sentiments against China-based listed companies as a group due to fraud or misbehavior of certain bad actors, may also negatively impact our reputation and undermine the trust and credibility of our platform. If we fail to maintain positive reputation, our ability to attract and retain customers, real estate agents, business partners and key employees could be harmed.

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

Although we have a long and successful operating track record in operating Lianjia, we have a limited history for operating Beike platform which was launched in 2018. Although we have experienced a relatively high growth in operating Beike platform, our GTV decreased from RMB3,853.5 billion in 2021 to RMB2,609.6 billion in 2022, and we may continue to experience decrease in our business. You should not consider our historical growth and profitability as indicative of our future financial performance.

We officially launched our home renovation and furnishing services, Beiwoo, in April 2020, and completed the acquisition of Shengdu in April 2022, and our Carefree Rent was developed at scale during the second half of 2022.

These new businesses have their ramp-up period and our strategies may not be carried as planned and the growth of these businesses may be limited by factors out of our control. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	navigate an uncertain and evolving regulatory environment and adapt our operations to new policies, regulations and measures that may come into effect from time to time;
●	develop our infrastructure to enhance service efficiency and customer experience;
●	attract real estate brokerage brands and their affiliated stores and agents, real estate developers, other service providers as well as customers to our platform; and retain existing platform participants;
●	continue to implement and optimize our ACN rules;
●	continue to develop our technology and enhance our data insights;
●	maintain an extensive and authentic property listing database on our platform;
●	manage a large base of geographically dispersed employees, agents, customers and business partners;
●	deliver compelling value propositions to participants on our platform and ecosystem;
●	expand service or product offerings and expand into new businesses;
●	realize the contemplated synergies from our completed or proposed acquisitions;
●	develop our home renovation and furnishing business; and
●	develop our Carefree Rent business.

If the demand for completing housing transactions and services on an integrated offline and online platform does not develop as we expect, or if we fail to enhance efficiency and customer experience as we expect, our business and financial conditions may be materially and adversely affected.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. On September 11, 2020, Anti-monopoly Compliance Guideline for Operators was issued, which requires, under the PRC Anti-monopoly Law, operators to establish anti-monopoly compliance management system to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector, which is aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector is consistent with the PRC Anti-Monopoly Law and prohibits monopolistic conduct such as entering into monopoly agreements, abusing a dominant market position and concentration of undertakings that has or may have the effect of precluding or restricting competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outlines certain practices that may, if without justifiable reasons, constitute abuse of dominant market position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services or products, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector also reinforces antitrust merger review for internet platform related transactions to safeguard market competition.

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

Furthermore, the Anti-Monopoly Law, which was amended in June 2022 and became effective on August 1, 2022, increases the maximum fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-Monopoly and Anti-unfair Competition.” On March 24, 2023, the SAMR issued the amended Provisions on the Review of Concentration of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which became effective on April 15, 2023. These provisions provide detailed rules for the implementation of the Anti-Monopoly Law.

As the aforementioned laws, regulations and guidelines were recently promulgated, there remain uncertainties as to how these guidelines will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by relevant authorities and determined against us, we may be subject to fines and other penalties.

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

Our business generates and processes a large quantity of data. We face risks inherent in handling and protecting a large amount of data that our business generates and processes from the significant number of housing transactions and services our platform facilitates. In particular, we face a number of challenges relating to data from transactions and other activities on our platform, including: protecting the data in and hosted on our system, including against attacks on our system by outside parties or fraudulent behavior or improper use by our employees;

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

We are subject to various cybersecurity and data privacy laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology of the PRC, or the MIIT, the CAC, the Ministry of Public Security, the SAMR, and the MOHURD, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of relevant operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents and customers, and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to cybersecurity and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. The following are examples of certain recent PRC regulatory activities in this area.

Personal Information and Data Privacy

On August 20, 2021, the State Council of the PRC promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. The Personal Information Protection Law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy Protection.” The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council of the PRC also prohibits collection of user information through coercive means by online platform operators.

Data Security

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. In addition, on December 28, 2021, the CAC, the NDRC, the MIIT, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. In addition, the relevant government authorities may initiate the cybersecurity review against the relevant operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. However, there are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. The PRC government authorities have wide discretion in interpretation and implementation of the Cybersecurity Review Measures, including cybersecurity review on certain activities of critical information infrastructure operators and other circumstances that affect or may affect national security. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear and the identification of critical information infrastructure operators is subject to specific identification rules stipulated by relevant industry regulators and the notice from the relevant regulators pursuant to the Regulations on Protection of Critical Information Infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.”

As of the date of this annual report, no detailed rules or guidance with respect to the implementation of such regulations has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law, or be subject to the cybersecurity review. The PRC government authorities may have discretion in the interpretation and enforcement of these laws, rules and regulations. We cannot assure you that relevant regulators will not interpret or implement the laws or regulations in ways that negatively affect us. Our different lines of business are subject to evolving data security and protection laws and regulations regulating different businesses, such as the financial services business and internet-related business, which may lead to inconsistency and cause difficulties in compliance. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to cybersecurity and protection laws in other jurisdiction if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity.

Furthermore, on November 14, 2021, the CAC published the Draft Regulations on Cyber Data Security, which reiterate the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for listing on a foreign stock exchange; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”, and there remain uncertainties whether we would be subject to the cybersecurity review pursuant to such measures. The Draft Regulations on Cyber Data Security also provide specific requirements for data processors in conducting data processing activities in China. For example, data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or through a third-party data security service provider and submit the assessment report to local agency of the CAC before January 31 of each year. As of the date of this annual report, there is no schedule as to when it will be enacted. Substantial uncertainties exist with respect to its enactment timetable, final content, interpretation and implementation.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the preceding year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the CAC. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors in violation of such measures are required to rectify such non-compliance incidents within six months of the effectiveness date thereof. Given that the above measures are relatively new, their interpretation, application and enforcement and how they will affect our business operation are subject to substantial uncertainties.

It also remains uncertain whether the future regulatory changes would impose additional restrictions on companies like us. We cannot predict the impact of these draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the relevant application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

As of the date of this annual report, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us; and (ii) we have not been subject to any material fines, administrative penalties, or other sanctions by any relevant regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures to ensure our compliance practice in data protection. We also set up an information security and data compliance committee to establish, implement and update data protection and privacy policies, thus ensuring our compliance with relevant data protection and privacy regulations and laws.

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, which came into effect on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR. Compliance with such regulations and regulatory standards can be costly and any failure to comply with these regulations and regulatory standards could subject us to legal and reputational risks.

Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.

Beginning in 2020, outbreaks of COVID-19 resulted in the temporary closure of many corporate offices, retail stores, and manufacturing facilities across China. Normal economic life throughout China was sharply curtailed. We took a series of measures to protect our employees, including temporarily closing the brokerage stores on our platform, facilitating remote home tours arrangements for our agents, allowing employees to work from home, and canceling business meetings and travels. The operations of our business partners were also impacted. The population in most of the major cities was locked down to a greater or lesser extent at various times and opportunities for discretionary consumption were extremely limited. In particular, our operating efficiency and capacity were adversely affected by the COVID-19 pandemic mainly due to insufficient workforce as a result of temporary travel restrictions in China, a lack of willingness of customers to take home tours and inspections on site and purchase or rent property as well as make home renovations, a decrease of home tours and home renovation workforce due to pandemic control measures, and the necessity to comply with disease control protocols in our facilities. Due to concerns or fear of the spread of the disease, there had been noticeable reduction of in-person visits of housing customers to brokerage stores and properties in that period. These events have materially and adversely affected our business since 2020 and contributed to lower net revenues, increased accounts receivable turnover days, increased bad debt provision, and higher costs in certain periods of time.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused temporary closure of certain brokerage stores on our platform, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. China may experience lower domestic consumption, higher unemployment and greater economic uncertainty, which may impact our business in a materially negative way as our business depends substantially on the general economic conditions and the general demand for residential real estate in China. Our business partners will also need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years.

We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Although we have a well-developed monetization model for our self-operated housing transaction business through Lianjia, we are at the early stage of our platform business and our platform monetization model is evolving. Our Beike platform generates revenues from existing home transaction services by earning platform service fees from real estate brokerage firms on the platform as a percentage of the transaction commissions they earned on our platform, commissions from housing customers for transactions facilitated by our Lianjia brand or a split for commissions from other brokerage firms acting as principal agents in collaboration with our Lianjia agents to complete transactions, franchise fees from brokerage firms under our franchise brands such as Deyou, and service fees for other value-added services. We also generate revenues from new home transaction services by earning sales commissions from real estate developers for new home sales completed by us as well home renovation and furnishing services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses such as rental property management services. We cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening monetization with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs. In addition, we may introduce new products and services for which we have little or no prior development or operating experience. If these new products or services fail to meet our expectations or are unable to attract or engage users, real estate agents, business partners or other platform participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We have incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

We incurred net losses of RMB525 million and RMB1,397 million (US$203 million) in 2021 and 2022 respectively. We expect to continue to incur costs to support our anticipated future growth. We also expect to continue to incur operating expenses as a result of both our growth and the increased costs associated with being a public company. Our costs and expenses may be greater than we anticipate, our investments to make our business and our technical infrastructure more efficient may not be successful, and our acquisition and consolidation of Shengdu Home Renovation Co., Ltd. (together with its subsidiaries and affiliates, “Shengdu,” a full-service home renovation service provider in China) may involve higher expenses than expected.

We face risk in collecting our accounts receivable and deposits from real estate developers.

We incur accounts receivable with, and pay earnest deposits to, real estate developers when we are engaged to sell new home projects and we grant them credit terms for our sales commissions in line with the industry practice in China. As of December 31, 2022, the balance of deposits paid to real estate developers was RMB0.6 billion (US$0.09 billion) and the accounts receivable due from them was RMB5.4 billion (US$0.8 billion). We may face risk collecting these amounts if the operation and liquidity condition of real estate developers deteriorate. Meanwhile, any policy change aiming at tightening regulations of real estate developers may limit their access to financing channels and may cause adverse impact on the collectability of our accounts receivable. For instance, since the end of 2020, the regulators have tightened the financial requirements for real estate developers to seek new debt financings, with the aim of curing the rapid growth of debts of real estate developers. Under the rules, the growth rate of debt financing allowed for a real estate developer is contingent on its satisfaction of three debt-related financial metrics, and if it fails to meet all three metrics, it will be restricted from obtaining any new interest-bearing debt financing. If any of the real estate developers with significant outstanding accounts receivable and deposits were to become insolvent or otherwise become unable or refuse, to make payments in a timely manner, or at all, we would have to make additional provisions against such accounts receivable and deposits, or write off the relevant amounts, either of which could adversely affect our financial conditions and profitability.

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

We believe the large and active network of real estate brokerage brands and their affiliated stores and agents contributes significantly to the success of our platform. As of December 31, 2022, there were approximately 37,400 community-centric active brokerage stores and over 349,000 active agents affiliated with these stores. Aside from the Lianjia brand that we own and operate, the connected brokerage brands and the sales channels we specifically procured for new home transactions contributed a substantial majority of the GTV on our platform in 2022. We enter into business cooperation agreements with brokerage brands. Under these agreements, we offer the brokerage brands access to the infrastructure on our platform, such as ACN and the SaaS systems. The brokerage brands, in turn, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure. It is uncertain, however, that we are able to develop relationships with new real estate brokerage brands, stores and agents in line with our plan to expand our platform business, or that we are able to maintain our relationship with existing brokerage brands, stores and agents on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire. In the event that we are not able to develop new relationships or maintain our existing relationship, our ability to serve a large number of housing customers nationwide with superior housing transactions and to maintain and develop our extensive authentic property listing inventory may be restricted, which may in turn materially and adversely affect our platform operations.

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

We may not be able to effectively control the timing, quality and costs relating to our home renovation and furnishing services, which may adversely affect our business, results of operations, financial condition, and growth prospects.

The success of our home renovation and furnishing services depends on our ability to perform such services in a timely manner with high quality and within cost budget. Although we offer various levels of trainings to our home renovation and furnishing service providers to perform renovation and furnishing work, we are still exposed to various risks inherent to home renovation and furnishing business, including but not limited to (i) failures to complete work on time due to delays in supplies of services or materials, delays in completion of work by service providers and designers, or interruptions caused by COVID-19; (ii) poor workmanship caused by low-quality services provided by service providers and designers or low-quality materials; and (iii) potential cost overruns due to increases in labor costs, materials costs, etc. If our assumptions regarding the costs or timing of home renovation and furnishing prove to be materially inaccurate, our results of operations, financial condition, and growth prospects may be adversely affected. In addition, if we fail to control the quality of renovation and furnishing and experience any potential complaints from, or damages to, customers, we could be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer. If we are unable to effectively control the timing, quality and costs relating to our home renovation and furnishing services, our business, results of operations, financial condition and growth prospects may be adversely affected.

If we fail to lease the properties within a certain period, or the tenants or the landlords terminate the contracts early, our business and operating results may be materially adversely impacted.

Our decentralized rental property management business, Carefree Rent, is an important part of our home rental services. Under the Carefree Rent model, we are entrusted by the landlords to manage the properties and then lease them to the tenants. On the one hand, we are subject to rental property management agreements with specified terms entered in to with the landlords, during which early termination will be subject to damages for breach of contract. On the other hand, we are subject to lease agreements with specified terms entered into with the tenants and the landlords, during which early termination may result in paying damages for breach of contract.

We make profits on our Carefree Rent business partly from the rents collected from the tenants after deducting the rents due to the landlords. The profitability of our Carefree Rent business largely depends on how fast we are able to lease the properties. If we are not be able to lease the properties within a certain period, we will have to pay rents to the landlords without collecting rents from tenants. After we lease the properties, tenants may terminate their leases during lease terms by paying damages for breach of contract, exposing us to the risk of re-leasing our rental properties, which we may be unable to do on a timely basis, on favorable terms or at all. Our liquidity may be materially and adversely affected by tenants’ early termination. Besides, short-term leases may result in high turnover, which involves costs such as restoring the rental apartments, marketing costs and lower occupancy levels. In addition. we may not be able to terminate the agreements with the landlords at no costs even if we are unable to lease or re-lease the properties, since such early termination could subject us to damages for breach of contract. The landlords may also terminate the rental property management agreements early during the term of the agreement, resulting in the early termination of the lease agreements by us, subject us to the damages for breach of contract. As a result, we may not be able to make profits on our Carefree Rent business, and we may even incur losses. Therefore, our business and operating results could be materially adversely impacted.

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

In connection with the online operations of our platform, the relevant VIEs or their subsidiaries are also required to obtain, and have obtained, value-added telecommunications service licenses in order to provide relevant value-added telecommunication services. In addition, to enhance the experience of our customers, agents or other business partners on our platform, we offer various auxiliary functions and complementary services through our platform and have obtained relevant licenses and permits for these services, such as the license for non-financial institution payment service, approval for establishment of micro credit company, license for financing guarantee business, license for insurance brokerage business and approval for commercial factoring business. Given the uncertainties of interpretation and implementation of relevant laws and regulations and the enforcement practice by relevant government authorities, we may be required to obtain additional licenses, permits, filings or approvals for these functions and services. We cannot assure you that if we are required to obtain these additional licenses, permits or approvals, we will be able to do so in a timely manner, if at all, and any non-compliance may result in fines or other penalties being imposed to us.

Furthermore, as some of our businesses or services are innovative, we cannot assure you that the authorities share the same view as ours on the identification or category of these businesses or services in the regime of foreign investment laws, including whether appropriate licenses or permits for them have been duly applied or obtained. If we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing or similar requirements in the future, especially due to the evolving application or interpretation of relevant laws and regulations, we may be required to obtain licenses or permits that we do not currently have, to upgrade the licenses or permits we currently have, or to satisfy other requirements arising from the government authorities. We will strive to obtain and upgrade the relevant licenses and permits and satisfy all such requirements, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits and complete relevant administrative procedures in a timely manner, or at all.

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

The satisfactory performance, reliability and availability of our platform, both online and offline, are critical to our success and our ability to attract and retain customers and real estate agents. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our online operations could reduce the transaction volumes and hamper transaction efficiency, and our platform as a whole will suffer. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website and mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer requests. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the housing transactions and services industry in China, we believe we are a relatively attractive target for such attacks. We have experienced in the past such unexpected interruptions, and we have taken protective measures to enhance the security of our platform. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any external intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenues. If hostile hacking attacks result in revelation of personal data we are obligated to protect, we may be subject to administrative penalties or legal proceedings against us. If such attacks lead to leaked trade secrets, including our property listings, our business and results of operations may be materially and adversely affected.

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

Real estate agents and certain personnel on our platform are the ultimate providers of the services offered on our platform, and our brands and reputation may be harmed by their actions that are outside our control. We rely on our employees, including Lianjia agents, supporting staff and platform operation staff to provide housing transactions and services. Notwithstanding the strictly enforced service protocols, our employees, especially our agents, may not fully comply with our protocols and relevant laws or regulations, and may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.” Meanwhile, the global macroeconomic environment is also facing other challenges, including the end of quantitative easing, interest rate increases, and reduction in bond holdings by the U.S. Federal Reserve, the conflicts in Ukraine, sanctions on Russia and the resulting economic turbulences, the economic slowdown in the Eurozone since 2014, uncertainties over the impact of Brexit, and the ongoing global trade disputes and tariffs. The growth of the Chinese economy has slowed down since 2012 compared to the previous decade and the trend may continue. According to the National Bureau of Statistics of China, China’s gross domestic product (GDP) growth was 8.1% in 2021 and 3.0% in 2022. There is considerable uncertainty over the long-term effects of the monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. In addition, there have also been concerns about the relationship between China and the United States, resulted from the current trade tension between the two countries. It is unclear whether these challenges and uncertainties will be contained or resolved and what effects they may have on the global political and economic conditions in the long term. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any prolonged slowdown in the global or Chinese economy may have a negative impact on our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers and business partners may reduce or delay spending with us, while we may have difficulty expanding our customer base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing customers and business partners.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies and strategic acquisitions of real estate brokerage brands and Shengdu in the past. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:

●	Investments and acquisitions could result in the use of substantial amounts of cash and, potentially dilutive issuances of equity securities. For instance, we acquired Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity, and the issuance of new securities had a dilutive effect on our existing shareholders. In addition, investments and acquisitions could involve, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;
●	Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;
●	The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;
●	We may also have to obtain approval from the relevant PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;
●	Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;
●	Investments and acquisitions may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China;
●	Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;

●	Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in;
●	In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and
●	We may fail to retain and integrate qualified employees of the invested or acquired companies.

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

The housing related industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under the integrated platform business model similar to ours, we face competition from players in different segments of the housing transactions and services industry. We face competition with other online platform for housing transactions, property listings or traffic, and our housing database might be exposed to fierce competition. We may also face intense competition from other housing transaction companies for their agent networks. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for real estate agents and housing customers locally. We also compete with other companies for housing related services, such as other providers of home renovation and furnishing services and rental property management services.

Increasing competition in the housing transactions and services industry would lead to declining market share and commission rate, make it more difficult for us to retain and attract real estate brokerage brands and agents, business partners and customers, or force us to increase irrational sales and marketing expenses, any of which could harm our financial condition and results of operations. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

The businesses of Ziroom, one of our related parties, involve, among other things, the leasing solutions and property-related services offered to property owners with respect to dispersed and centralized assets. Those businesses of Ziroom may potentially compete with our rental property management services, including Carefree Rent, which were developed at scale by us in the second half of 2022. However, in view of a number of factors, including, among other things, the differences in target customer clusters, rental products and principal business focuses between the businesses operated by Ziroom and us, as well as the corporate governance measures put in place by us, including the fiduciary duties of a director, the separate and independent management teams over the relevant businesses and measures adopted to resolve situations where a director may have a conflict of interest, we are of the view that there is no material competition between the businesses operated Ziroom and us. However, we cannot assure you that the competition between Ziroom and us will not become more intense. If such competition becomes more intense in the future, our business, financial condition and results of operations may be materially and adversely impacted.

Tencent provides services to us in connection with various aspects of our operations. If such services become limited, restricted, curtailed, less effective or more expensive or become unavailable to us for any reason, our business may be materially and adversely affected.

We collaborate with Tencent, one of our principal shareholders and a leading internet service provider in China that provides communication and social, digital content, online advertising, fintech, cloud and other business services. We have entered into a business cooperation agreement with Tencent to cooperate in a number of areas, including customer access to our platform via Tencent’s social platforms, advertising and cloud services. We also entered into a cloud services and technical services framework agreement with Tencent, pursuant to which Tencent agreed to provide us with certain cloud and technical services. If services provided by Tencent to us become limited, compromised, restricted, curtailed, less effective, more expensive, or unavailable to us for any reason, including the availability of our Weixin Mini Programs, customer access to our platform via Weixin and the provision of cloud and other business services, our business may be materially and adversely affected.

We derive a substantial portion of our revenues from China’s major cities, in particular, Beijing and Shanghai, and we face market risk due to our concentration in these major urban areas.

Beijing and Shanghai are the two largest residential real estate markets in China. In 2020, 2021 and 2022, 32.0%, 33.2% and 31.9%, respectively, of our net revenues were generated from these two markets on a combined basis. We expect these two urban centers to continue to be the important sources of revenues in all of our revenue categories. Our business had been adversely affected by the travel restrictions adopted in response to the resurgences of COVID-19, including those restrictions in Shanghai from March to June 2022. If we fail to maintain our competitive positions in either of the two major urban areas, or if either of them encounters events which negatively impact the residential real estate industry or online platform business, such as a serious economic downturn or contraction, a natural disaster, or a decline in housing price or price control due to governmental policies or otherwise, demand for our products and services could significantly decline and our net revenues and profitability could be materially and adversely impacted.

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

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted (i) a Pre-IPO Share Option Scheme in 2018, or the 2018 Share Option Plan, (ii) a 2020 Global Share Incentive Plan, as amended in April 2022 and effective in May 2022, or the 2020 Share Incentive Plan, and (iii) a 2022 Global Share Incentive Plan, or the 2022 Share Incentive Plan, to provide additional incentives to employees, directors and consultants. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. No options were or will be granted after our Hong Kong Listing in May 2022. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is amended to 253,246,913 upon our Hong Kong Listing, excluding a total of 43,407,213 restricted share units representing the same number of Class A ordinary shares granted before. The maximum aggregate number of ordinary shares which may be issued under the 2022 Share Incentive Plan is 125,692,439, all of which were granted in the form of restricted shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted share-based awards and recorded RMB2,253 million, RMB1,538 million and RMB2,425 million (US$352 million) in 2020, 2021 and 2022, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

If other companies copy property listings from our mobile apps and websites and publish or aggregate them for their own benefit, attractiveness of our platform may decline.

There is no assurance that other companies would not copy property listings or other information from our mobile apps, websites and Weixin Mini Programs, through website scraping, robots or other means, and publish or aggregate it with other information for their own benefit. When external parties engage in such conducts, housing customers may be misguided and driven away from our platform and complete their transactions somewhere else, which could materially and adversely affect our business and results of operations. We may fail to detect such anti-competitive conduct in a timely manner and, even if we could, we may find it costly to be fixed or not be able to prohibit it.

We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have been, and may from time to time in the future be, subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by real estate developers and other business partners, agents, customers, our competitors, or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

As we entered into contractual relationship with various real estate developers, brokerage brands and stores and customers, we have been and may be involved in disputes and legal or administrative proceedings in the ordinary course of our business. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings.” We may also be involved and assume joint liability when we provide services to business partners on our platform who are named as defendants by customers due to various reasons including contract violations, lack of licenses or qualifications, lack of cash liquidity and bankruptcy of such business partners.

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

The above-mentioned inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws and regulations in different jurisdictions, including real estate laws, advertising laws, value-added telecommunication services laws, home renovation service-related laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, work safety laws, tort laws, contract laws, property laws and customer protection laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with relevant regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

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

In addition, any changes in trade sanctions laws or export control laws may also restrict our business practices. Violations of these laws and regulations could result in significant fines, civil, criminal or administrative sanctions against us, our directors and officers or our employees, requirements to obtain export licenses, disgorgement of profits, prohibitions on the conduct of our business and our inability to market our services. Any changes to or violations of such laws could materially damage our reputation, brand, expansion efforts, ability to attract and retain customers and agents as well as our business, prospects, operating results and financial condition.

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

Although we have been successful in expanding into new service and product categories and businesses, such as establishing our platform business, we cannot assure you that we will be able to continue our success in our expansion into new service and product categories and businesses in the future. For example, we are cooperating with more real estate developers for new home sales on our platform and we are expanding into adjacent opportunities such as home renovation and furnishing. Meanwhile, we are leveraging our technological capabilities to offer functions such as VR property showing. In recent years, we launched our home renovation and furnishing services through Beiwoo in 2020 and expanded such services through acquisition of Shengdu which closed in 2022. We also launched our home rental services including our decentralized rental property management services, Carefree Rent. Our lack of experience with these new service and product categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service and product categories. Moreover, the expansion into new businesses may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service and product categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas. We cannot assure you, however, that we will be able to maintain this momentum in the future. As the conditions of the housing markets in any new local markets may vary significantly from where we currently operate our platform, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and relevant housing data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. If we fail to cooperate with them, such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their familiarity with the local customers.

Regulatory uncertainties related to financial services in China could harm our business, financial condition and results of operation.

Our financial services may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are ambiguous and evolving and may be interpreted and applied inconsistently between different government authorities or in different market environments. In particular, the PRC government’s regulatory framework governing the new and evolving online finance market and its ancillary services, which concerns the transactions that our platform facilitates between our customers and external financial institutions, the cooperation between us and financial institutions and other housing related financial services we provide, is evolving and is subject to further change, interpretation and uncertainties of local enforcement practice at this stage. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing.”

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

We must continue to enhance and improve the functionality, effectiveness and features of our websites, mobile apps and Weixin Mini Programs. The internet and online mobile application industry are characterized by rapid technological evolution, changes in customer requirements and preferences, frequent introductions of new products and services embodying new technologies and the emergence of new industry standards and practices, any of which could render our existing technologies and systems obsolete. Our success will depend, in part, on our ability to identify, develop, acquire or license technologies useful in our business, and respond to technological advances and emerging industry standards and practices in a cost-effective and timely way. In recent years, we invested in the development of many new technologies and business initiatives, such as virtual reality, Smart Hardware and Internet-of-Things and big data. The development of websites, mobile apps and other proprietary technologies entails significant technical and business risks. We cannot assure you that we will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt our websites, mobile apps, proprietary technologies and systems to meet customer requirements or emerging industry standards. If we are unable to adapt in a cost-effective and timely manner in response to changing market conditions or user preferences, whether for technical, legal, financial or other reasons, our business may be materially and adversely affected.

Some of our products and services contain open-source software, which may pose a particular risk to our proprietary software, products and services in a manner that negatively affects our business.

We use open-source software in our software and systems and will use open-source software in the future. The licenses applicable to our use of open-source software may require the source code that is developed using open-source software be made available to the public and that any modifications or derivative works to certain open-source software continue to be licensed under open-source licenses. From time to time, we may face claims from external parties claiming infringement of their intellectual property rights, or demanding the release or license of the open-source software or derivative works that we developed using such software (which could include our proprietary source code) or otherwise seeking to enforce the terms of the applicable open-source license. Our use of open-source software may also present additional security risks because the source code for open-source software is publicly available, which may make it easier for hackers and other parties to determine how to breach our website and systems that rely on open-source software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a material adverse effect on our business, results of operations, financial condition and prospects.

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

Our business is subject to seasonal fluctuations, normally with relatively weaker performance in the first quarter, consistent with the residential real estate industry in general. The first quarter of each calendar year generally contributes the smallest portion of our annual revenue, primarily due to a reduced number of housing transactions completed during the Chinese New Year holiday period in the quarter. Although the seasonality of our business has been disrupted by COVID-19 pandemic and real estate industry policies imposed by the PRC government in 2021 and significantly offset by our expanding scale and service offerings, the seasonality fluctuation may still increase in the future. As a result, our results of operations and the trading price of our Class A ordinary shares or ADSs may fluctuate from time to time due to seasonality.

Our use of some leased properties for offices and stores could be challenged by external parties or government authorities, which may cause interruptions to our business operations.

Certain lessors of our leased properties for offices and stores have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the relevant government authorities, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not have entered into written contracts with our lessors properly for a few of our leased properties in a timely manner and the lessors of such properties may claim to terminate our leases. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. Some of the leased properties may also be subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease might not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a portion of our leasehold interests in leased properties have not been registered with the relevant PRC governmental authorities as required by PRC law. The relevant PRC governmental authorities may order us to register the lease agreements within a prescribed time limit. Failure to do so may subject us to a fine ranging from RMB1,000 to RMB10,000 for each lease agreement. As of the date of this annual report, we had not been ordered by any PRC governmental authorities to register any lease agreements and we do not expect the failure to register the lease agreements of these properties to be material to our business and results of operations in terms of revenue contribution.

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

We derive certain amount of our revenues from online marketing services and other related services. In March 2023, the SAMR promulgated the Administrative Measures on Internet Advertising, or the Internet Advertising Measures, which will become effective on May 1, 2023 and replace the Interim Administrative Measures on Internet Advertising promulgated by the SAIC (currently known as the SAMR) in July 2016. Pursuant to the Internet Advertising Measures, internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in texts, images, audio, video or other forms. Under the Internet Advertising Measures, our online marketing services and other related services may constitute internet advertisement, and we may be therefore subject to additional obligations as an adverting distributor. For example, pursuant to the Internet Advertising Measures, an adverting distributor must examine, verify and record identity information of its advertisers, such as the advertiser’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, it must examine the supporting documentation provided by the advertisers and adverting operators. Where a special government review is required for specific categories of advertisements before posting, the adverting distributor must confirm that the review has been performed and approval has been obtained, and no edits or changes to the advertisements are allowed unless they are re-approved by the authority. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. As for pop-up advertisements, advertising distributors shall clearly indicate the close button for the advertisements, and shall not engage in any activities that may hinder the users from closing the pop-up advertisements with one click, such as lacking the close button, containing a countdown timer for close, providing false or unidentifiable marks for the close button, requiring more than one click to close, and allowing the advertisement to pop up again after it is closed on the same page or file, etc. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the listings characterized as paid-for search results and the real estate brokerage brands, stores or agents who purchase online marketing and related services or the relevant listings by these brands, stores or agents. Furthermore, the Internet Advertising Measures specify additional compliance requirements for internet advertising businesses. For example, any promotion in the name of knowledge or experience sharing or consumer review but containing links to purchase relevant products and services are also classified as a form of advertisement and thus shall be clearly indicated as “advertisements.” Internet advertisements shall not deceive or mislead users into clicking or viewing the advertisements with false or fabricated system or software update reminders or warnings or offer of rewards. If an advertisement contains any link directing to another advertisement, the advertisers, advertising operators and distributors of primary advertisements are responsible for verifying the advertisement contents to which the link is directed and are relevant to the primary advertisement. Internet distributors shall also establish and maintain an archive for the advertisers and advertisements and keep the record for at least three years after the end of the relevant advertisement.

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

If we fail to maintain an effective system of internal control over financial reporting, we may lose investor confidence in the reliability of our financial statements.

We are subject to reporting obligations under the U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring every public company to include a management report on the company’s internal control over financial reporting in its annual report, which contains management’s assessment of the effectiveness of its internal control over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal control over financial reporting.

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an audit report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2022. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand, cash generated from operations, and the net proceeds from our initial public offering in the United States in August 2020 and our public offering of ADSs in November 2020 are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

The fair value measurements of short-term and long-term investments inherently involves a certain degree of uncertainty, and such investments may incur fair value losses.

From time to time, we purchase short-term investments, which mainly include bank time deposits, investments in wealth management products issued by financial institutions and held-to-maturity investments issued by financial institutions, and long-term investments, which primarily include long-term time deposits, investments accounted for at fair values (such as long-term wealth management products and equity securities in publicly-listed companies) and available-for-sale debt investments. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2020, 2021 and 2022, we had short-term investments of RMB15.7 billion, RMB29.4 billion and RMB35.5 billion (US$5.1 billion), and long-term investments of RMB3.1 billion, RMB17.0 billion and RMB17.9 billion (US$2.6 billion), respectively. The impairment recorded for equity method investments was RMB26.7 million, RMB2.9 million and nil in 2020, 2021 and 2022, respectively. The impairment recorded for equity investments accounted for using measurement alternative was RMB9.0 million, RMB183.8 million and RMB591.9 million (US$85.8 million) in 2020, 2021 and 2022, respectively.

Impairment loss charged against our goodwill, intangible assets and other long-lived assets could materially and adversely affect us.

We may need to provide impairment losses for our goodwill, intangible assets, and other long-lived assets. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. Impairment charges of goodwill, intangible assets and other long-lived assets recognized for the years ended December 31, 2020, 2021 and 2022 were RMB236.1 million, RMB746.7 million and RMB148.1 million (US$21.5 million), respectively. If we incur significant impairment charges of goodwill, intangible assets, and other long-lived assets in the future, our results of operations may be materially and adversely affected.

We are subject to risks associated with contract liabilities.

We had contract liabilities of RMB734 million, RMB1,102 million and RMB3,260 million (US$473 million) as of December 31, 2020, 2021 and 2022, respectively. Contract liabilities are recognized if we receive consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services and emerging and other services. If for any reason we were to become unable to fulfill a large amount of these contract liabilities, we would have to refund the payments we received, which could materially and adversely affect our financial condition and liquidity position, and our brand image, reputation, and relationship with our platform participants might be damaged.

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

We are a Cayman Islands company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain financial services subject to foreign ownership restriction under PRC laws or certain qualification requirements for foreign investors under other applicable PRC laws and regulations. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through the VIEs and their subsidiaries, which currently hold the value-added telecommunication business license, the license for online payment services, and other licenses necessary for our operation of such restricted business. Our applicable WFOEs have entered into a series of contractual arrangements with the VIEs and their applicable shareholders, respectively, which enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, as of the date of this annual report, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the contractual arrangements among our WFOEs, the VIEs and their applicable shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, pursuant to the Overseas Listing Regulations and its five supporting guidelines issued by the CSRC on February 17, 2023, domestic companies that seek to offer and list their securities in overseas markets, either in direct or indirect means, are required to file with the CSRC and report relevant information to the CSRC under certain circumstances. At the press conference held for the Overseas Listing Regulations on February 17, 2023, officials from the CSRC clarified that, for companies seeking overseas offering and listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from relevant PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner or at all for our further capital raising activities which are subject to filing requirements under the Overseas Listing Regulations due to the VIEs, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the Overseas Listing Regulations was recently promulgated, it remains uncertain as to its interpretation, application, and enforcement, in particular, for companies with VIE structures, and how they will affect our operations in mainland China and our future capital raising activities. In addition, if we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the relevant PRC governmental authorities would have broad discretion to take action in dealing with such violations or failures, including:

●	revoking the business licenses and/or operating licenses of such entities;
●	imposing fines on us;

●	confiscating any of our income that they deem to be obtained through illegal operations;
●	discontinuing or placing restrictions or onerous conditions on the operations of the VIEs;
●	placing restrictions on our right to collect revenues;
●	shutting down our servers or blocking our app/websites; or
●	requiring us to restructure our ownership structure or operations.

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to direct activities of or receive economic benefits the VIEs, which collectively held 22.2% of our group’s cash, cash equivalents and restricted cash and 9.9% of our group’s total assets as of December 31, 2022 and contribute to 0.8% of our net revenues in 2022, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.

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

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

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

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. See “—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There remain significant uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

Certain shareholders of the VIEs may have potential conflicts of interest with us, which may materially and adversely affect part of our business.

Certain shareholders of the VIEs subject to the contractual arrangements may have actual or potential conflicts of interest with us. These shareholders may breach, or cause the VIEs to breach, or refuse to renew, the existing contractual arrangements we have with them and the VIEs, which would have a material and adverse effect on our ability to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs and receive economic benefits from them. For example, the shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise any or all of these shareholders will act in the best interests of our company or such conflicts will be resolved in our favor.

We may invoke the right under the equity pledge agreements with the shareholders of the VIEs to enforce the equity pledge in the case of any shareholder’s breach of the contractual arrangements. For individuals who are also our directors and officers, we rely on them to abide by the laws of the Cayman Islands, which provide that directors and officers owe a fiduciary duty to the company that requires them to act in good faith and in what they believe to be the best interests of the company and not to use their position for personal gains. Certain shareholders of the VIEs have executed powers of attorney to appoint one of our WFOEs or a person designated by the respective WFOE to vote on their behalf and exercise voting rights as shareholders of the VIEs. If we cannot resolve any conflict of interest or dispute between us and the shareholders of the VIEs with these contractual arrangements, we would have to rely on legal proceedings, which could result in disruption of part of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

The shareholders of the VIEs may be involved in personal disputes with third parties or other incidents that may have an adverse effect on their respective equity interests in the VIEs and the validity or enforceability of our contractual arrangements with the VIEs and their shareholders. For example, in the event that any of the individual shareholders of the VIEs divorces his or her spouse, the spouse may claim that the equity interest of the VIEs held by such shareholder is part of their community property and should be divided between such shareholder and the spouse. If such claim is supported by the court, the relevant equity interest may be obtained by the shareholder’s spouse or another third party who is not subject to obligations under our contractual arrangements, which could result in a loss of the ability to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs. Similarly, if any of the equity interests of the VIEs is inherited by a third party with whom the current contractual arrangements are not binding, we could lose our control over the VIEs or have to maintain such control by incurring unpredictable costs, which could cause significant disruption to part of our business and operations and harm our financial condition and results of operations.

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

We expect that our revenues will be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. Although the PRC government has implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets, and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. The PRC government also exercises significant control over China’s economic growth through strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. While the PRC economy has experienced significant growth over the past decades, that growth has been uneven across different regions and between economic sectors and may not continue, as evidenced by the slowing of the growth of the Chinese economy since 2012 and the recent slowdown of economy growth in 2022 as a result of the resurgences of the COVID-19 pandemic. Any adverse changes in economic conditions in China, in the policies of the Chinese government or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

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

The PRC legal system is a civil law system based on written statutes. Unlike the common law system, prior court decisions under the civil law system may be cited for reference but have limited precedential value. The overall effect of legislation over the past few decades has significantly enhanced the protections afforded to various forms of foreign or private-sector investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules may not be uniform and enforcement of these laws, regulations and rules involves uncertainties. These evolvements and uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, different laws, rules, regulations and policies may have different and varying applications and interpretations in different parts of the PRC. Legislation or regulations, particularly in local applications, may be enacted without sufficient prior notice or announcement to the public. In addition, the regulatory uncertainties may be exploited through unmerited or frivolous legal actions or threats in attempts to extract payments or benefits from us. Furthermore, the PRC legal system is based in part on government policies and internal rules, some of which are not published on a timely basis, or at all, and may have a retroactive effect. Given above, we may be required to take more responsibilities or meet additional requirements in the future than we currently expect, and may not be aware of our violation of any of these policies and rules until sometime after the violation. Enforcement of agreements that are governed by PRC laws by legal or arbitral proceedings in the PRC could be complex with substantial costs incurred. In addition, any administrative and court proceedings in China may be time-consuming, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation and/or the value of our Class A ordinary shares or ADSs.

In recent years, the PRC government has enhanced its oversight on overseas offerings and listings of China-based companies and foreign investment in China-based companies like us. Considering that a series of rules related to overseas listings by domestic companies are newly published and their interpretation and application remain uncertain, we cannot assure you that we will be able to complete filing with the CSRC or will be required to obtain any specific regulatory approvals from the CAC or any other PRC governmental authorities for our future refinancing activities in a timely manner, if at all, and such approvals and filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.” Furthermore, the PRC government authorities are continuously strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of relevant governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our business model, monetization methods, daily operation, acquisition, investment and business development. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.

The PRC governmental authorities has strengthened oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, the relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down on Illegal Securities Activities in Accordance with the Law, among which, it is mentioned that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.

On February 17, 2023, the CSRC issued the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Overseas Listing Regulations, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The Overseas Listing Regulations also provides circumstances under which an overseas offering and listing of a PRC company is prohibited. At the press conference held for the Overseas Listing Regulations, officials from the CSRC confirmed that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the Overseas Listing Regulations. Based on the foregoing, as of the date of this annual report, we are not required to complete filing with the CSRC for our listing on the NYSE and the Hong Kong Stock Exchange, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations. As the Overseas Listing Regulations was newly promulgated, there remain substantial uncertainties about how the Overseas Listing Regulations will be interpreted or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in mainland China and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings.

In addition, pursuant to Cybersecurity Review Measures which was issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing. There are substantial uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures. There can be no assurance that whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the CAC published the Draft Regulations on Cyber Data Security, which reiterates the circumstances under which data processors shall apply for cybersecurity review. There is no timetable as to when such draft measures will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the measures will be enacted, interpreted or implemented and how they will affect our offshore offerings.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to any offshore offering from the CSRC, the CAC, or any other PRC regulatory agencies that have jurisdiction over our operations. If it is determined in the future that filings or approvals from the CSRC, the CAC, or other governmental requirements are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to complete such filings or obtain such approvals, and any such approval could be rescinded even obtained. Any failure to complete such filings, or failure to obtain or delay in obtaining such approvals for our offshore offerings, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC, the CAC, or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares or ADSs. In addition, if the CSRC, the CAC, or other regulatory agencies later promulgate new rules or explanations requiring filings, approvals, registrations or other kinds of authorizations for offshore offerings, we cannot assure you that we can complete the filings, obtain the approvals, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain any waiver of aforesaid governmental requirements if and when procedures are established to obtain such a waiver. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any uncertainties and/or negative publicity regarding such an approval or other requirements could materially and adversely affect the trading price of our Class A ordinary shares or ADSs.

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

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIEs, are subject to approval by or registration with relevant governmental authorities in China. According to the relevant PRC regulations on FIEs in China, capital contributions to our PRC subsidiaries are subject to the registration with SAMR or its local counterpart and registration with a local bank authorized by the SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) none of our PRC subsidiaries may procure loans which exceed the difference between its total investment amount and registered capital. Alternatively, our PRC subsidiaries can only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our offshore offerings may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes controls on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. The PRC government may at its discretion restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs.

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

A number of PRC laws and regulations have established procedures and requirements that could make merger and acquisition activities in China by foreign investors more time consuming and complex. In addition to the Anti-monopoly Law itself and ancillary regulations, these include the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the Security Review Rules on M&A, promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021, foreign investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a working mechanism office jointly established by NDRC and the Ministry of Commerce before such investment is carried out. In addition, pursuant to relevant anti-monopoly laws and regulations, the SAMR should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the uncertainties relating to the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Security Review Rules on M&A specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, if an overseas-listed China-based issuer like us conducts a follow-on offering for the purpose of purchasing assets in mainland China, the issuer shall also complete filing with the CSRC in accordance with the Overseas Listing Regulations. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the relevant regulations to complete such transactions could be time consuming, and any required approval and filing processes, including clearance from the SAMR, approval from the Ministry of Commerce and filing with the CSRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company, replacing earlier rules promulgated in 2007. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations Related to Foreign Exchange and Dividend Distribution— Regulations Related to Stock Incentive Plans.” We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete SAFE registrations may subject us or them to fines and legal sanctions. We also face regulatory uncertainties that could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

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

We believe none of our entities outside of China is a PRC resident enterprise for PRC tax purposes. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body.” If the PRC tax authorities determine that we are a PRC resident enterprise for enterprise income tax purposes, we will be subject to PRC enterprise income on our worldwide income at the rate of 25% and we will be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises, including the holders of our Class A ordinary shares and ADSs. In addition, gains realized on the sale or other disposition of our ADSs or Class A ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the clauses of any applicable tax treaty), if such gains are deemed to be from the PRC. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our Class A ordinary shares or ADSs.

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

The Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against us (other than a sum of money payable in respect of taxes or other charges of a like nature, or in respect of a fine or other penalty (which may include a multiple damages judgment in an anti-trust action)). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against us, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by applying the law of equity and determining whether the principle of comity requires recognition. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 12 years of the judgment becoming enforceable, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands, and it is therefore uncertain whether such civil liability judgments from the Foreign Court would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our officers and directors are located in China, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are significant legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or Article 177, which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The Confidentiality and Archives Management Provisions, which became effective on March 31, 2023, provides that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and relevant authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in mainland China shall obtain the prior consent from the CSRC or relevant authorities before cooperating with such overseas securities regulatory authorities or relevant authorities in connection with relevant inspections or investigations or providing relevant documents to such overseas securities regulatory authorities or relevant authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

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

The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.

Pursuant to the HFCAA, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F for the fiscal year ended December 31, 2022.

Each year, the PCAOB will determine whether it can inspect and investigate completely audit firms in mainland China and Hong Kong, among other jurisdictions. If the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we would be identified as a Commission-Identified Issuer following the filing of the annual report on Form 20-F for the relevant fiscal year. In accordance with the HFCAA, our securities would be prohibited from being traded on a national securities exchange or in the over-the-counter trading market in the United States if we are identified as a Commission-Identified Issuer for two consecutive years in the future. Although our Class A ordinary shares have been listed on the Hong Kong Stock Exchange and the ADSs and Class A ordinary shares are fully fungible, we cannot assure your that an active trading market for our Class A ordinary shares on the Hong Kong Stock Exchange will be sustained or that the ADSs can be converted and traded with sufficient market recognition and liquidity, if our shares and ADSs are prohibited from trading in the United States. A prohibition of being able to trade in the United States would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs. Also, such a prohibition would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition, and prospects.

Rising international political tensions, including changes in the U.S. and international trade policies, particularly with regard to China, may adversely impact our business, financial condition, and results of operations.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries. If any new tariffs, legislation, or regulations are implemented, or if existing trade agreements are renegotiated, such changes could adversely affect our business, financial condition, and results of operations. There have been heightened tensions in international economic relations, such as the one between the United States and China. The U.S. government has imposed, and has proposed to impose additional, new, or higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing, and proposing to impose additional, new, or higher tariffs on certain products imported from the United States. Following mutual retaliatory actions for months, on January 15, 2020, the United States and China entered into the Economic and Trade Agreement Between the United States of America and the People’s Republic of China as a phase one trade deal, effective on February 14, 2020.

In addition, political tensions between the United States and China have escalated due to, among other things, trade disputes, the COVID-19 outbreak, sanctions imposed by the U.S. Department of Treasury on certain officials of the Hong Kong Special Administrative Region and the PRC central government and the executive orders issued by the U.S. government in August 2020 that prohibit certain transactions with certain selected leading Chinese internet companies as well as their products. Rising political tensions could reduce levels of trades, investments, technological exchanges, and other economic activities between the two major economies. Besides, China is also facing the challenges of technological blockade and the economic decoupling between the U.S. and China.  Any of these factors could have a material adverse effect on our business, prospects, financial condition and results of operations. Such tensions between the United States and China, and any escalation thereof, may have a negative impact on the general, economic, political, and social conditions in China.

Although the direct impact of the current international trade tensions and political tensions between the United States and China, and any escalation of such tensions, on the housing transaction and services industry in China is uncertain, the negative impact on general, economic, political and social conditions may adversely impact our business, financial condition and results of operations.

Risks Related to Our Shares and ADSs

The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on August 13, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry and relating to overseas listing;
●	potential litigation or regulatory investigations;
●	trends of global and China’s economies;
●	rising international geopolitical tensions; and
●	short selling of securities of China-based companies listed in the United States.

Any of these factors may result in large and sudden changes in the volume and price at which the Class A ordinary shares or ADSs will trade. Furthermore, the stock market in general experiences price and volume fluctuations that are often unrelated or disproportionate to the operating performance of companies like us. These broad market and industry fluctuations may adversely affect the market price of our Class A ordinary shares or ADSs. Volatility or a lack of positive performance in our Class A ordinary shares or ADS price may also adversely affect our ability to retain key employees, most of whom have been granted equity incentives.

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

Our authorized and issued ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the events as specified in paragraph 18 of our currently effective memorandum and articles of association. For details, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

As of February 28, 2023, holders of our Class B ordinary shares hold 156,122,226 Class B ordinary shares, representing 4.2% of the aggregate voting power of our total issued and outstanding ordinary shares (excluding the Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Holders of our Class B ordinary shares or their proxy have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

Our dual-class voting structure may render our securities ineligible for inclusion in certain stock market indices, and thus adversely affect the trading price and liquidity of our Class A ordinary shares or ADSs.

We cannot predict whether our dual-class share structure with different voting rights will result in a lower or more volatile market price of our Class A ordinary shares or ADSs, in adverse publicity, or other adverse consequences. Certain index providers have announced restrictions on including companies with multi-class share structures in certain of their indices. For example, S&P Dow Jones and FTSE Russell have changed their eligibility criteria for inclusion of shares of public companies on certain indices, including the S&P 500, to exclude companies with multiple classes of shares and companies whose public shareholders hold no more than 5% of total voting power from being added to such indices. As a result, our dual-class voting structure may prevent the inclusion of our securities in such indices, which could adversely affect the trading price and liquidity of our securities. In addition, several shareholder advisory firms have announced their opposition to the use of multiple class structure and our dual-class structure may cause shareholder advisory firms to publish negative commentary about our corporate governance, in which case the market price and liquidity of our Class A ordinary shares or ADSs could be adversely affected.

If securities or industry analysts cease to publish research or reports about our business, or if they adversely change their recommendations regarding the Class A ordinary shares or the ADSs, the market price for the Class A ordinary shares or the ADSs and trading volume could decline.

The trading market for the Class A ordinary shares or the ADSs will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts who cover us downgrade the Class A ordinary shares or the ADSs, the market price for the Class A ordinary shares or the ADSs would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for the Class A ordinary shares or the ADSs to decline.

Techniques employed by short sellers may drive down the market price of our Class A ordinary shares or the ADSs.

Short selling is the practice of selling securities that a seller does not own but rather has borrowed from a third party with the intention of buying identical securities back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the securities between the sale of the borrowed securities and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the security to decline, many short sellers publish, or arrange for the publication of, negative opinions regarding relevant issuers and their business prospects in order to create negative market momentum and generate profits for themselves after selling securities short.

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

On December 16, 2021, Muddy Waters Capital LLC issued a short seller report with allegations against us, or the Muddy Waters Report. On December 17, 2021, we announced that the audit committee of our board of directors commenced an internal review into the key allegations raised in the Muddy Waters Report, or the Internal Review, with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a Big-Four accounting firm that is not our auditor. On January 28, 2022, we announced that the Internal Review was substantially complete and that based on such Internal Review, the audit committee has concluded that the allegations in the Muddy Waters Report were not substantiated. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares or ADSs and the corresponding negative publicity. If and when become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could be forced to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or the ADSs could be greatly reduced or rendered worthless.

We are subject to risks associated with class action suits, which may be expensive and could divert management attention.

Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. For example, based on public records, our company and certain of our directors and officers were named as defendants in a putative securities class action filed in the United States following the issuance of the Muddy Waters Report. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. We cannot predict the timing, outcome or consequences of such class action, and there is no basis to conclude at this point whether our defenses will be successful or whether we will be subject to any damages, let alone how much. In the event we do not prevail or we enter into settlement arrangements in the proceeding, we may incur significant expenses, which may materially and adversely affect our financial condition and results of operations. We may continue to be the target of securities litigation in the future.

Regardless of the outcome, any securities litigation against us, such as a class action lawsuit, could result in substantial costs and divert our management’s attention from other business concerns, and, if adversely determined, could have a material adverse effect on our business, financial condition and results of operations.

We did not pay dividends in the past three years and you may rely on price appreciation of our Class A ordinary shares or the ADSs for return on your investment.

We currently intend to retain most, if not all, of our available funds and any future earnings to fund the development and growth of our business. As a result, we did not pay dividends in the past three years. Therefore, you may have to rely on price appreciation of our Class A ordinary shares or ADSs for investment return.

Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands law. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our directors. Under Cayman Islands law, a Cayman Islands company may pay a dividend out of either profit or share premium account, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts as they fall due in the ordinary course of business. If our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A ordinary shares or ADSs will likely depend largely upon any future price appreciation of our Class A ordinary shares or ADSs. There is no guarantee that our Class A ordinary shares or ADSs will appreciate in value or even maintain the price at which you purchased the securities. You may not realize a return on your investment in our securities and you may even lose your entire investment.

Substantial future sales or perceived potential sales of our Class A ordinary shares or the ADSs in the public market could cause the price of our Class A ordinary shares or the ADSs to decline.

Sales of our Class A ordinary shares or the ADSs in the public market, or the perception that these sales could occur, could cause the market price of our Class A ordinary shares or the ADSs to decline. Shares held by our existing shareholders may be available for sale, subject to volume and other restrictions as applicable provided in Rules 144 and 701 under the Securities Act of 1933, or the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our Class A ordinary shares or the ADSs.

Our currently effective memorandum and articles of association give us power to take certain actions that could discourage a third party from acquiring us, which could limit our shareholders’ opportunity to sell their shares, including Class A ordinary shares and ADS, at a premium.

Our currently effective memorandum and articles of association contain provisions to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Subject to the conditions that: (i) it is in compliance with the Hong Kong Listing Rules and the Codes on Takeovers and Mergers and Share Buy-backs; (ii) no new class of shares with voting rights superior to our Class A ordinary shares will be created; and (iii) any variations in the relative rights as between the different classes of our shares will not result in creating a new class of shares with voting rights superior to our Class A ordinary shares, our directors may issue from time to time, out of the authorised share capital of the Company (other than the authorised but unissued ordinary shares), series of preferred shares in their absolute discretion and without approval of our shareholders; provided, however, before any preferred shares of any such series are issued, our directors shall by resolution of directors determine, with respect to any series of preferred shares, the terms and rights of that series. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. Our board of directors may also issue Class A ordinary shares out of the authorised but unissued Class A ordinary shares in their absolute discretion and without approval of our shareholders, subject to the grant of a general mandate for such issuance by our shareholders from time to time. If our board of directors decides to issue preferred shares or additional Class A ordinary shares, the price of our Class A ordinary shares or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.

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

You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our currently effective memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a Hong Kong court or a federal court of the United States.

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

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong and/or the United States. For a discussion of significant differences between the provisions of the Companies Act of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association —Differences in Corporate Law.”

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

We are permitted to elect to rely on home country practice to be exempted from the corporate governance requirements. Pursuant to the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, and a nominating/corporate governance committee composed entirely of independent directors. We currently follow our home country practice in lieu of those requirements. In January 2022, our board of directors approved the 2022 Share Incentive Plan, which became effective in May 2022. We followed our home country practice and did not convene a shareholder meeting to approve the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. In addition, we followed our home country practice and did not convene a shareholder meeting to approve the issuance of the restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang pursuant to the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. If we choose to follow home country practice in the future, our shareholders may be afforded less protection than they would otherwise enjoy if we complied fully with the NYSE listing standards.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we qualify as a foreign private issuer under the Securities Exchange Act of 1934, or the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;
●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;
●	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and
●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

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

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

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

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets.

Fluctuations in the market price of the Class A ordinary shares or the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares or the ADSs from time to time (which may be volatile). In particular, declines in the market price of our Class A ordinary shares or the ADSs increased our risk of becoming a PFIC. The market price of our Class A ordinary shares or the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Additionally, it is possible that the Internal Revenue Service (the “IRS”) may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

If we are treated as a PFIC for any taxable year during which a U.S. investor held an ADS or a Class A ordinary share, certain adverse U.S. federal income tax consequences could apply to the U.S. Holder. See “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Considerations” and “Item 10. Additional Information—E. Taxation—United States Federal Income Tax Considerations—Passive Foreign Investment Company Rules.”

We incur increased costs as a result of being a public company.

As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002 and the rules subsequently implemented by the SEC and NYSE, as well as the Hong Kong Listing Rules and the relevant rules imposed by the Securities and Futures Commission of Hong Kong, impose various requirements on the corporate governance practices of public companies. We expect these rules and regulations to increase our legal and financial compliance costs and to make some corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

Item 4.	Information on the Company
A.	History and Development of the Company

We commenced operations in 2001 through Beijing Lianjia, which was founded in September 2001 by Mr. ZUO Hui, our founder and permanent chairman emeritus. Beijing Lianjia and its subsidiaries developed various businesses over time and expanded nationwide in China. From November 2016 to January 2017, we restructured Yiju Taihe, which was originally a subsidiary of Beijing Lianjia and operated the financial service business, to mirror the holding structure substantially identical to that of Beijing Lianjia. In November 2017, we incorporated Tianjin Xiaowu to conduct operations related to value-added telecommunication services.

Along with the launch of our Beike platform, we incorporated KE Holdings Inc. in the Cayman Islands in July 2018 as our holding company. From July 2018 to June 2019, KE Holdings Inc. established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike Tianjin, Jinbei Technology, Beike Jinke, and Beike (China) Investment Holdings Limited, all of which are our wholly-owned PRC subsidiaries. Through a series of transactions, most of the original subsidiaries and all of operating branches of Beijing Lianjia have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries.

As part of the reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders’ affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of KE Holdings Inc., as applicable, substantially in proportion to their respective equity interests in Beijing Lianjia and Yiju Taihe prior to the reorganization. Further, through a series of reorganization transactions and contractual arrangements, KE Holdings Inc. directs activities of Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu that most significantly affect their economic performance, and receive economic benefits from them that could be significant to them.

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

In July 2021, we entered into a definitive agreement with Shengdu and all of its existing shareholders and subsidiaries, pursuant to which we agreed to acquire 100% equity interest in Shengdu, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. In April 2022, we entered into an amended the restated framework purchase agreement with Shengdu and its shareholders, pursuant to which the aggregate consideration for the acquisition is RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity. The acquisition was closed on April 20, 2022.

On May 11, 2022, our Class A ordinary shares commenced trading, by way of introduction, on the Main Board of the Hong Kong Stock Exchange under the stock code “2423.” The Class A ordinary shares listed on the Main Board of the Hong Kong Stock Exchange are fully fungible with the ADSs listed on the NYSE.

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services and certain financial businesses, our WFOEs entered into a series of contractual arrangements, as amended and restated, with the VIEs, through which we direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs. As a result, we are regarded as the primary beneficiary of the VIEs and their subsidiaries for accounting purposes, and we have consolidated the financial results of the VIEs and their subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. For more details and risks related to the variable interest entity structure, please see “—C. Organizational Structure—Contractual Arrangements with the VIEs and their Shareholders” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and customers efficiently navigate and complete housing transactions and services, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2022, we facilitated approximately 3.8 million housing transactions on our platform with an aggregate GTV of RMB2,609.6 billion.

We own and operate Lianjia, China’s leading real estate brokerage brand and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have over 21 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

Our Platform

We launched our Beike platform in 2018. Today, Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and customers efficiently navigate and complete housing transactions and services, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe the success of Lianjia, China’s leading real estate brokerage brand which we own and operate on our platform, paves the way for us to build the industry infrastructure and standard, and support the rapid growth of Beike. We implemented through Lianjia’s large network of stores a series of industry “firsts” over the years, including fostering agent collaborations for shared success through our ACN, building a “Housing Dictionary,” promoting authentic property listings, and leveraging technology to digitalize and standardize processes. These efforts have ultimately resulted in Lianjia’s market leadership as well as industry-leading service quality and efficiency, making it a trusted household name. More importantly, Lianjia has laid the foundation for our infrastructure with ACN, operational know-hows, and technology systems that seamlessly integrate our online and offline network that has proven to work at a large scale. We further horizontally extended the core competencies of Lianjia to the Beike platform in 2018 so that we can help hundreds of real estate brokerage brands, including Lianjia, and their affiliated stores and agents to succeed. Meanwhile, we created an even more scalable infrastructure by a series of efforts, including digitalizing and standardizing three key components, namely, technology, transaction process and service quality to specifically address the challenges facing our industry.

Below is a diagram illustrating the composition and structure of our platform:

Beike Ecosystem
Brands
Stores
Agents
Housing Customers
Real Estate Developers
Home Renovation and Other Service Providers
Ecosystem Participants
SaaS
Customer Front End
Community-centric Network
Talent Development
Signing-to-closing Support
Insights & AI
RealSee VR
Payment & Escrow
Modules
Infrastructure
Agent Cooperation Network
Operating System

Our Beike platform is an open platform for participants in the housing related industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, to enjoy smooth housing transactions and services with high-quality real estate brokerage brands, stores, agents, and home renovation and other service providers. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers to benefit from our technology and extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our ecosystem participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric network, technology applications, training and recruiting programs and transaction service centers.

Our service offerings to ecosystem participants mainly include:

●	To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of customers. These services primarily belong to three categories: (1) brokerage services relating to existing and new home sales and home rentals; (2) signing-to- closing support that include contract service, secure payment, escrow, among other things; and (3) home renovation and furnishing services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle professionally and efficiently.
●	To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.
●	To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include brokerage services, sales planning, reception services, online marketing as well as innovative tools.
●	To home renovation and other service providers: Leveraging our digital transformation capability, we constantly digitalize the workflow of home renovation and furnishing and other services, and restructure the process to improve operational efficiency. With all these efforts, we aim to standardize the process and integrate the refined industry practices and solutions into SaaS in order to better empower home renovation and other service providers.

We have four main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers.  In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses, such as our rental property management services.

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

Agent Cooperation Network (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on Beike platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents’ rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote cooperation and information sharing among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China’s housing related industry and goodwill accumulated throughout our over 21-year operation of Lianjia, ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles. In 2022, 75.5% of the existing home sales completed on the Beike platform involve cross-store collaborations following our ACN.

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

We constantly make efforts to improve business conducts governance. For existing home transaction services, we set up monitoring mechanism to encourage customers, service providers, platform employees and other participants to supervise and report violations, such as off-platform transactions and customer poaching. The mechanism also empowers us to effectively identify at-risk stores and rectify problems in time, bringing more sense of security to agents. For new home transaction services, we jointly promise with new home developers to avoid customer information leakage, customer poaching and other violations. With all of these together, we aim to enhance the sense of security during agents’ operations.

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents’ operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI. As of December 31, 2022, we had approximately 4.58 million authentic property listings for existing home sales.

Modules in Our Infrastructure

Based on our ACN, we have been constantly innovating and building various modules to supplement our infrastructure that serves participants on our platform, such as agents, brokerage stores and brands, housing customers, real estate developers and home renovation and other service providers. Examples of modules include SaaS systems for agents and store managers, Beike front end for housing customers, AI technology and applications as the foundation of our platform, virtual reality technology that benefits agents, housing customers and real estate developers, community-centric network that serves housing customers offline, payment solutions tied to electronic wallets that enable secure online and offline transactions, transaction service centers that streamline the transaction process for agents and housing customers, title clearance and escrow services that effectively help with closing, as well as agent development and recruiting services for agents and store managers. Together with ACN, these modules form integral parts of our infrastructure supporting various phases of housing transactions and services offered on our platform.

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

Beike Customer Front End

Our Beike customer front end, including ke.com website, Beike apps, Beike Weixin Mini Programs, offers customers relevant housing transactions and services resources and guide them along their journey to make an informed housing transactions and services decision.

We believe that the authentic and extensive property listings on our platform form the foundation for high-quality customer services and successful transactions. Housing customers can easily access abundant existing and new home listings and rental listings through our ke.com website, Beike apps, and Beike Weixin Mini Programs. Property listings can be filtered by neighborhood, price, number of rooms, floor area and other attributes.

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

We move forward with our large store strategy, given the wider coverage of community customer leads and stronger financial risk resistance capacity. Working in a larger-sized team also helps increase productivity of agents, where one could build business rapport with the colleagues and get more motivated to perform better.

We also strive to improve the retention of high-quality service providers, and we now have a higher percentage of agents with long track records and high performance results, thus achieving a higher-quality and more efficient service provider system.

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

Professional Development and Support

As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents and home renovation service providers on our platform through offline trainings and online courses. See also “—Home Renovation and Furnishing Services—Home Renovation and Furnishing Service Provider Empowerment.”

Signing-to-closing Support

We offer comprehensive signing-to-closing transaction support to our housing customers. These services include contract service, secure payment, escrow, among other things.

Online and Offline Transaction Service Centers

A housing transaction is typically a stressful exercise that involves many steps and procedural formalities in China, such as submitting purchase agreement to the housing administration, paying taxes to the taxation authority, conducting title transfer and registration of housing ownership with the municipal housing administration, and completing loan application with a bank and/or guarantee services with a guarantee company. These steps often take weeks and involve tens of visits to different locations. To reduce the hassle for both housing customers and agents, we designed a comprehensive set of standard signing procedures that focus on security, and established Ji Qian/Lucky Sign as we improve our hardware infrastructure and create the signing system. Lucky Sign helps ensure that transactions comply with our standardized procedures and security requirements, and that the process of transaction service is well-documented and evidence-based. Meanwhile, we operate the NTS, our proprietary comprehensive online transaction support system available on Beike platform. Through the NTS, housing customers are able to accomplish many necessary transaction steps, such as signing the contracts online and submitting the contracts to the relevant housing administration. The NTS also makes transaction process visible via our apps and websites, which allows customers and agents to monitor various transaction steps and to provide feedbacks and inputs online.

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

Real Estate Brokerage Brands on Our Platform

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2022, there were over 349,000 active agents and approximately 37,400 community-centric active brokerage stores on our platform, representing 268 real estate brokerage brands. As of December 31, 2022, there were approximately 394,000 agents and approximately 40,500 brokerage stores on out platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

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

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, Lianjia has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 21 years. Many ACN rules developed during Lianjia business operations, including authentic property listings, were compiled to guide Lianjia agents. Lianjia also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire Beike platform.

We screen and recruit high-quality agents on Lianjia and train them to provide efficient and professional services to housing customers. Lianjia has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses.

As of December 31, 2022, Lianjia had approximately 90,700 active agents and approximately 95,000 agents, and approximately 5,500 active offline brokerage stores and approximately 5,560 brokerage stores across 29 cities in China. As of December 31, 2022, Lianjia had over 24,400 and 21,300 active agents, as well as over 1,300 and approximately 940 active brokerage stores, in Beijing and Shanghai, respectively.

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

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2022, our platform connected 267 real estate brokerage brands other than Lianjia, which operated approximately 31,900 active brokerage stores with approximately 259,000 active agents. As of December 31, 2022, approximately 86.2% of the existing home listings on our platform were posted by agents affiliated with connected stores, including stores operated by our franchise brand Deyou. In 2022, approximately 64.2% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

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

Cooperation with Real Estate Developers

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. The number of new home projects on our platform was over 8,500 as of December 31, 2022. New home sales through our platform generated an aggregate GTV of RMB940.5 billion in 2022. While we continue to gain trust and mind share in the new home sales market, our receivable turnover remained healthy at 105 days in 2022, as a result of our robust and comprehensive risk assessment measures, although it increased slightly from 97 days in 2021 as a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first half of 2022. Our accounts receivable turnover days for new home transaction services improved to 64 days in the fourth quarter of 2022, compared to 91 days in the same period of 2021.

We have various cooperation methods with real estate developers. For example, we enter into strategic cooperation with big real estate developers to get favorable terms for facilitating the sales of their new home projects. In particular, we vigorously reach corporate-to-corporate collaborations with selected developers, including state-owned developers, to improve the quality of our sales projects and certainty of commission collection. We also have local business development teams that directly cooperate with individual new home projects under various cooperation modes.

We focus on risk control and business conduct governance, as well as efficiency and profitability improvement for our new home transaction services. For new home sales facilitated by us, the real estate developers that meet our certain requirements pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. We also speed up commission collection and promote the “Commission in Advance” model. By encouraging developers to pay us in advance so as agents to get their commission earlier, it brings more sense of security to agents and resulted in faster sell-through for real estate developers, achieving an all-win situation.

Home Renovation and Furnishing Services

Leveraging close connection between our agents and housing customers, we started to provide home renovation, re-modeling, and home furnishing services to our customers. We officially launched our home renovation and furnishing services, Beiwoo, in April 2020. In July 2021, we entered into an acquisition agreement with Shengdu, a full-service home renovation service provider in China. The acquisition was closed on April 20, 2022. Our home renovation and furnishing services aims to offer a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing services, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.

We integrate the organizational structures and operation procedures of our housing transaction services and home renovation and furnishing services. Through training and internships, we assist with agents’ learning of professional home renovation and furnishing knowledge to improve the traffic referrals and customer conversion from our housing transaction services to home renovation and furnishing services.

We also promote our furniture and home furnishing sales business by revamping the business process, implementing a scientific management model to control key metrics, and launching an online management system, to offer a variety of products and services including customized furniture, soft furnishings, and electrical appliances.

We actively explore our customers’ needs for home renovation through our online platform, brokerage stores, and experience centers. Recognizing the lack of standardized service procedure and poor service performance in the industry, we are committed to offering smooth home renovation and furnishing services through standardized and visualized practices. We use VR to virtually show our customers what their homes will look like in the future through RealSee VR technology, which features a realistic experience. During the actual implementation of the renovation plans, we have established a quality-based order dispatching system and incentive mechanism for home renovation service providers, and also established detailed standards and practices for each step of the core service process, which also helps shorten the delivery cycle. We have rolled out the upgraded the Home SaaS 2.0 system, which realized the online operation of the business and integrated designs throughout BIM (Building Information Modeling) process, and also supported the robust management of delivery cycle, quality and materials.

We cooperate with qualified and strictly selected contractors. We purchase high-quality supplies, distribute and deliver the supplies, or become an efficient sales channel for the high-quality supplies, and manage construction teams to execute the work.  In addition, housing customers are able to observe the working site in a real-time manner and track the renovation progress online through the app, which improves the transparency of the renovation and furnishing services. We also implement service commitments to our customers, and build up customer service system that assures quick responses. We believe that our standardized, visualized service process leads to superior and care-free experience to housing customers, which further improves customer stickiness.

Home SaaS for Renovation and Furnishing

We iterated Home SaaS for renovation and furnishing, an all-in-one SaaS that empowers home renovation professionals to manage the entire lifecycle of their projects in one place. Our system enables them to capture sales leads, manage customer and supplier relationship, perform managing and supporting functions, design the remodeling plan, sign contracts, schedule payments, implement the construction plan and manage the supply chain.

From the second half of 2022 to the date of this annual report, Home SaaS has been iterated and is running version 2.0. In addition to the original full-cycle operation control and empowerment, Home SaaS 2.0 has a complete cost control system, a system for furniture and home furnishing sales, and supply chain management with warehousing and distribution system capabilities. Home SaaS 2.0 has landed in a few pilot cities.

Home Renovation and Furnishing Service Provider Empowerment

Aiming to build the industry standards and enhance the overall service quality, our training courses are tailored to meet the specific needs of service providers across the entire home renovation value chain, including leads consultants, account managers, interior designers, surveyors, engineers, general contractors and construction workers, among others.

The empowerment of home renovation and furnishing service providers mainly involves three aspects—growth, training and culture. We continue to improve the recruitment process of project managers and workers, and the scale of experienced project managers and workers keeps expanding. At the same time, we have designed multi-level trainings that focus on process standards, rules and regulations, and employment benefits for them. By combining online and offline methods, we work to improve the professionalism of service providers and customer satisfaction. The trainings are divided into three stages: (i) orientation, which mainly involves integrated trainings and mentoring; (ii) on-job training, which includes monthly theme training and skills improvement training; and (iii) leadership training, which prepare workers for promotion to project managers. In terms of culture building, we encourage service providers to make recommendations to improve current standards and management strategies. We also hold service provider conferences to encourage and award outstanding service providers.

We believe our comprehensive training courses will empower service providers and increase their professional skills, thereby enhancing the service quality and our value propositions to housing customers.

Carefree Rent

Our Carefree Rent focuses on decentralized rental property management, aiming to solve the housing problems of city new comers and young people. It integrates the scattered housing sources in the market, and transform them into quality and reliable long-term rental housing supplies. In addition, Carefree Rent also provides housekeeping services, maintenance and other post-rental services, making the house owners truly care-free and the tenants to feel secure.

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

Our Housing Dictionary

We launched Housing Dictionary in 2008 and have been building it for over a decade. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2022, our Housing Dictionary covered approximately 267 million properties. Agents on our platform can browse information relating to their own cities in Housing Dictionary through our SaaS systems. Agents can supply new property information or raise amendment through mobile app, Weixin Mini Programs and other entrances. Through Housing Dictionary, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

Artificial Intelligence (AI) Applications

We have provided some of our AI applications to other ecosystem participants. Examples of the AI applications on our platform include:

●	Intelligent search and prediction. We use advanced machine learning algorithms such as relevance ranking and click-through-rate prediction to produce high-quality search results. We use deep learning algorithms to intelligently predict the transaction probability of a property listing based on static features and time series features. We also provide valuation services using our proprietary algorithm based on Housing Dictionary and extensive transaction history.
●	Smart lead allocation. When online consultation occurs, we utilize the characteristics of the houses, the historical characteristics of the service provider and the customer preferences to predict the settlement rate for different service providers serving the same customer, and assign the best service provider to the customer to provide consultation, so as to better complete subsequent offline services.
●	Property Promotion System. We use an intelligent matching system, which is based on deep learning algorithms, to find the more suitable buyers’ agents for the listed properties. This helps our sellers’ agents to find potential customers and achieve accurately matched housing transactions.
●	Beike’s Pick. We have deployed Beike’s Pick that recommends high-quality property listings to housing customers based on a rating system that considers factors such as property features, property viewing history, and property showing records. Based on housing customers’ profiles, we are able to predict their interests on Beike’s Pick properties with high accuracy and push the listings to their agents before pushing the listings to corresponding agents, resulting in higher conversion rate. In general, property listings on Beike’s Pick enjoy more exposure on our platform, resulting in faster transaction decision, shorter transaction period and higher conversion rate.
●	Textual and speech assistant. We have developed Smart Chat using natural language processing (NLP) algorithms to provide intelligent customer services to housing customers through instant messaging system. We have also developed and continue to upgrade our AI Assistant (Xiaobei) to provide agents with real-time interactive feedback and training, and offers smart management functions to store owners, thereby increasing transaction efficiency and service quality. We also replicated the technological capabilities into our home renovation and furnishing services. Through the Xiaobei trainings, we simulate the home renovation and furnishing showroom, and the customer consultation scenario in the form of man-machine dialogue, so that service providers will be more familiar with home renovation and furnishing knowledge.
●	Futurehome renovation system. We have developed Futurehome, an AI-empowered system that features automatic generation of home renovation and furnishing plans. It can also generate interactive floor plans and 3-dimensional within minutes. Once the floor plan has been created, our housing customers may walk through and experience the renovation design through rendered high-definition visual presentations. Futurehome makes it easy for renovation service providers to create and analyze multiple plans for one project with different layouts and costs, thereby helping housing customers to make better decision.

Our Technology and Research and Development

We aspire to lead the innovations in the new era of China’s housing related industry by leveraging our technologies. Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions and services from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, and closing management. We have developed our AI technologies specifically to increase business operational efficiency on our platform and of our agents. See “—Insights and AI Applications.” Our platform also provides agents, real estate developers, and housing customers with access to advanced virtual reality options to enrich customer experience.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB2,478 million, RMB3,194 million and RMB2,546 million (US$369 million) in research and development in the years ended December 31, 2020, 2021 and 2022, respectively.

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

Technological Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operational efficiency. We currently rely on our five data center rooms, as well as third-party cloud services such as Tencent Cloud, for our computing, storage, bandwidth, content delivery network, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system. As of the date of this annual report, we have not experienced any service outbreak that materially affected our business operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The proper functioning of technologies deployed by our platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.”

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

In April 2023, we will release our 2022 ESG report, providing updates on our efforts to facilitate the transformation of China’s housing related industry and help its service providers gain dignity and bring customers joyful living experiences, through sound governance and technology innovation. The report details our ESG performance in 2022 in key areas including corporate governance, business ethics, talent development, low-carbon operations and community caring. We acknowledge ourselves as a contributor to the society instead of solely an enterprise. While capturing commercial value, we are committed to long-term benefits and do the right thing even if it’s difficult. At the end of 2021, we announced the “One Body, Two Wings” strategic upgrade. While providing customers with high-quality services ranging from existing and new home sales, home rentals, to home renovation and furnishing to satisfy customers’ increasing demand for a “better living,” we hope to solidify its underlying capabilities and work together with all parties to promote the sustainable development of the industry.

Environmental Sustainability Initiatives

With an understanding of the impact of climate change to our long-term development, we actively promote environmental sustainability and have put forward a “Green, Intelligent, Community+” development strategy. Through technological innovations, we aspire to promote the digitalized economic development following the principles of low carbon economy, tackle the challenges of climate change, and make contributions to global carbon neutrality. Our innovative technologies, such as VR initiatives, help reduce the hassle for offline commutes, and contribute to reduction of greenhouse gas emission associated with transportation. We advocate for green office practices to reduce our carbon footprint and constantly raise the awareness of environmental protection among our employees. For example, we actively promote paperless online contract signing in existing home sales and home rentals, and we further broaden the scope to cover home transaction scenarios including online property assessment, online loan issuance and online notarization, and achieved partial paperless in contract signing process of home rental and home renovation and furnishing businesses and store owner agreement signing. In 2022 we have saved around 68 million sheets of paper in 2022 through online contract signing. We also take a series of energy-saving measures to improve energy efficiency for daily operations in our stores, such as promoting energy-efficient appliances and refined management of energy consumption to realize intelligent use of electricity. Our Huaqiao Academy was designed, constructed and operated following the green building standards and has received the certificate of Green Building Design Label. The building was designed with an energy-saving rate of 50%, a green space ratio of 30%, and a reusable and recyclable material utilization rate of 6%.

Combined with our “One Body, Two Wings” strategy, in order to shape a good industry ecology and improve our service quality and consumer confidence, we advocate the unified procurement of high-quality decorative materials and construction tools with environmental attributes by us in the building materials selection process to avoid the negative health impacts and environmental impacts that may be caused by harmful home decorative materials and auxiliary materials or high energy-consuming equipment. Meanwhile, the splicing wall panels, assembly decorative panels and assembly wall panels used in the decoration process have respectively obtained the utility model patent certificate and appearance design patent certificate issued by the State Intellectual Property Office, and the formaldehyde content of the products is much lower than the formaldehyde content requirement of the European Union E0 level environmental protection standard for furniture, decoration and other products.

In terms of warehousing and logistics, we continuously evaluate the energy consumption efficiency of material inventory and logistics distribution processes, set up designated personnel to monitor warehouse capacity and distribution routes, and calculate the distance between users and warehouses through the material distribution system to evaluate the shortest and most efficient distribution routes, so as to avoid the waste of logistics vehicle capacity and resource use caused by high-frequency long-distance transportation. We also have installed photovoltaic power supply systems on the roofs of warehouses in some cities, and actively evaluated the application of new energy logistics vehicles. Taking home decoration material warehouse in Beijing as an example, more than 60% of the freight vehicles arriving in Beijing through Langfang and Tianjin are electric vehicles, and about 95% of the branch distribution vehicles of Beijing warehouse are electric vehicles.

Beike attaches importance to the potential impact that climate change risks may have on our development. At the same time, we are aware of the potential impact of business operations on society and the environment, and are committed to working with stakeholders to promote sustainable social and environmental development and effectively address climate change. In this regard, we have identified and analyzed the impacts of climate change.

In terms of physical risks, extreme weather and natural disasters such as floods, typhoons, and torrential rains brought by climate change may affect the operations of our workplaces, the safety of our employees and the normal business operation. In 2022, according to the Measures for the Issuance and Dissemination of Meteorological Disaster Warning Signals issued by the China Meteorological Administration, we identified various meteorological disasters that may have a significant impact on our office operations, formulated the Special Weather Protection Standard Operation Procedure, and established a hierarchical early warning mechanism and corresponding emergency response measures to avoid and reduce property damage and casualties caused by the occurrence of extreme weather events. We encourage stores to establish emergency response mechanism for extreme weather that fits the local climate conditions. This includes the development of measures and standardized procedures before, during, and after the extreme weather event. In addition, while strengthening our ability to address climate change risks, we have launched the Blue Ocean Action, which aims to restore the damaged coastal mangrove ecosystem and improve the resilience of coastal communities to cope with climate change through ecological restoration approaches such as mangrove planting, invasive species removal and marine garbage removal.

In terms of transitional risks, with the gradual intensification of the impact of climate change and the further implementation of China’s carbon trading, carbon tax and other measures, the trends of China’s transition towards green and low-carbon economy will have a profound impact on our business operations. In order to respond to the national green and low-carbon transition, we comply with the regulations and policies related to reducing carbon emissions, actively manage the carbon emissions generated by our own operations, and solidify the concept of green development in the process of office and business operations. At the store operation level, we continue reducing our carbon emissions by carrying out a number of energy conservation measures and management practices, such as the intelligent control system of electrical equipment and the assessment of reasonable electricity consumption. At the office level, we continue optimizing the practice of energy saving and water saving in the workplace, promoting staff awareness of environmental protection, and exploring the circular economy model in the office scene, aiming to realize our environmental protection concept of green office.

Social Responsibility Initiatives

We believe by integrating industrial advantages with community welfare, we are on the right path to promote efficient and sustainable community development. As the leading platform for housing transaction and services, we are able to support our communities through diversified interaction mechanisms and charity activities to meet community needs.

Elder Care Service. We initiated an ongoing elder care program where our agents teach seniors in the community to use smart phones through regular workshops and free Q&A sessions. As of December 31, 2022, the program has been established in 55 cities nationwide, providing around 500,000 times of services to the seniors.

Rural Development. We are committed to providing charitable contributions to the underserved communities in China, many of which are in rural areas. We hope to leverage the power of our platform to address the living needs of these communities and offer localized and effective solutions. As of December 31, 2022, we contributed near RMB80 million to the initiatives related to poverty relief, rural development and community charity, among other things. In addition, as of December 31, 2022, we have provided more than RMB4.4 million to support the education of students in rural areas in China, and have donated 215 charity libraries with over 630,000 books and contributed to funds that built 12 primary schools in less developed areas in China.

In addition to paying attention to the revitalization of rural children’s education, Beike actively participates in the revitalization of rural industries, launched the “Agent Agricultural Support Program,” and sells agricultural products produced by Beike agents and their immediate relatives through the internal product sales platform of the Beike Service Station. We sort out the types of agricultural products in the agent’s home, focus on fruit produce with large backlogs and prioritize specific guidance to the agents and their families by offering advice in the entire process, from product packaging to image display and sales services. We have already launched a number of fruit products through the Agent Agricultural Support Program, and we plan to continually launch more agricultural products produced by Beike agents and their families as the fruits and crops ripen, so that Beike agents’ own agricultural products can be distributed nationwide through our business.

As basic units of the city, communities are at the frontlines for the control and prevention of the pandemic. Since 2020, we have continuously fully leveraged our widespread stores at communities, and provided the communities convenient services during the pandemic to the greatest extent. These services include contactless delivery collection on the receiver’s behalf, free printing and copying, and other convenient services. We also encourage our agent volunteers to timely participate in different works of pandemic prevention within communities.

Corporate Governance

We have built a sound corporate governance structure to ensure the effectiveness of our management. The board of directors authorized the corporate governance committee to oversee ESG-related issues and perform relevant ESG governance responsibilities on behalf of the board. Following the framework of COSO (The Committee of Sponsoring Organizations of the Treadway Commission) framework, we have built a risk management structure consisting of three lines of defense to identify and analyze financial and non-financial risks during operations and established effective risk prevention and control mechanisms to achieve long-term operational stability.

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

In 2022, with the further optimization of pandemic prevention measures around mainland China, we launched the Community Mutual Aid Small Blue Box public welfare activities, jointly set up shared medicine boxes in offline stores, and encouraged community residents to put surplus medicines into shared medicine boxes in stores by means of agent information diffusion and posters in stores, so as to meet the citizens’ urgent demand for medication. In addition to setting up an offline medicine mutual assistance platform, Beike has also established a medicine demand mutual assistance mechanism. Stores record medicine donations and receipts information online, so as to easily trace the supply of medicine and match with community medicine needs. By doing so, we strive to ensure that information is updated in real time and demands are met in a timely manner. By the end of 2022, the Community Mutual Aid Small Blue Box we set up has covered more than 6,000 stores, new youth apartments and home decoration experience halls in 15 cities across mainland China. We took the lead in collecting the first batch of medicine boxes, medicines and other materials with value of more than RMB300,000, which have been delivered to the Community Mutual Aid Small Blue Box to support community pandemic prevention and control.

Marketing and Branding

We promote our platform and enhance brand awareness through a variety of online and offline branding and business development activities. We cooperate with websites and mobile apps, particularly popular search engines and social media platforms, for online and mobile marketing. We also conduct offline marketing primarily in the form of title sponsorship, promotional events, posters, and television commercials. For example, we were the title sponsor of the 2022 Beike Beijing Marathon held on November 6, 2022, celebrating the spirit of sports with runners. In 2021, we sponsored China Central Television (CCTV)’s broadcast of the Olympic Games, with advertisements shown on CCTV during the broadcast of the Tokyo Olympics in 2021 and the Beijing Winter Olympics in 2022. In addition, we sponsored the China Women’s National Volleyball Team from January 2020 to January 2022.

We believe that our high-quality real estate brokerage services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from customers through facilitating housing transactions and services, they often refer us to their families, friends and social acquaintance, or return to our platform when they have other housing related needs, be it home rentals, renovation or other services.

As of December 31, 2022, we had 6,152 business development and supporting staff engaged in expanding our business geographically. We follow a standard process to enter a new geographic area. After enlarging the information in the Housing Dictionary of the target city to reach a satisfying level, we will set out our business development team to reach out to local real estate brokerage stores that share similar vision and values with us to discuss on potential cooperation. As soon as we have built a comprehensive network of stores, agents and listings, we would then open offline stores and connect that city onto our online platform.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2022, we had 1,345 issued patents and 1,069 pending patent applications. We also owned 7,387 registered trademarks, 716 pending trademark applications, copyrights to 712 software programs developed by us relating to various aspects of our operations, and 157 registered domain names, including ke.com and lianjia.com, as of December 31, 2022.

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

Seasonality

See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our results of operations are subject to seasonal fluctuations” for details.

Competition

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for housing related services, such as home renovation and furnishing services and rental property management services.

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

See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations” for a breakdown of total revenues for the last three financial years.

Insurance

In addition to providing social security insurance for our employees as required by PRC law, we also provide supplemental commercial medical insurance for our employees. Consistent with customary industry practice in China, we do not maintain business interruption or product transportation insurance, nor do we maintain key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have limited insurance coverage, which could expose us to significant costs and business disruption.”

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

Pursuant to the Foreign Investment Law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization (collectively referred to as “foreign investors”) in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council of the PRC. According to the Foreign Investment Law, the State Council of the PRC shall promulgate or approve a list of special administrative measures for access of foreign investments. The Foreign Investment Law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative list promulgated and amended by the NDRC and the Ministry of Commerce from time to time. The Foreign Investment Law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the negative list for making investment in “restricted” industries.

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

On December 26, 2019, the State Council of the PRC further issued the Regulations on Implementing the PRC Foreign Investment Law, or the Implementation Regulations, which came into effect on January 1, 2020, and replaced the Regulations on Implementing the PRC Equity Joint Venture Law, Provisional Regulations on the Duration of PRC Equity Joint Venture Law, the Regulations on Implementing the PRC Cooperative Joint Venture Law, and the Regulations on Implementing the PRC Wholly Foreign-owned Enterprise Law. The Implementation Regulations restate certain principles of the Foreign Investment Law and further provides that, among others, (i) if a foreign-invested enterprise established prior to the effective date of the Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Act of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), or the Encouraged Industry Catalogue, which was promulgated on October 26, 2022 and took into effect on January 1, 2023. Industries not listed in the 2021 Negative List and Encouraged Industry Catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

Regulations Related to Housing Rentals

Pursuant to the Law on Administration of Urban Real Estate of the People’s Republic of China promulgated by the Standing Committee of the National People’s Congress of China on July 5, 1994, amended on August 30, 2007 and August 27, 2009, and took effect on August 27, 2009 (which was further amended on August 26, 2019 and became effective on January 1, 2020), when leasing premises, the lessor and lessee are required to enter into a written lease contract, containing provisions such as the leasing term, use of the premises, rental and repair liabilities, and other rights and obligations of both parties.

According to the PRC Civil Code, the lessee may sublease the leased premises to a third party, subject to the consent of the lessor. Where a lessee subleases the premises, the lease contract between the lessee and the lessor remains valid. The lessor is entitled to terminate the lease if the lessee subleases the premises without the consent of the lessor. Where the lessor knows or should know about the sublease of the lessee but fails to raise any objection within six months, it shall be deemed that the lessor agrees to the sublease. In addition, if the lessor transfers the premises, the lease contract between the lessee and the lessor will remain valid.

On December 1, 2010, the MOHURD promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, landlords and tenants are required to enter into lease contracts which should generally contain specified provisions, and lease contracts should be registered with the construction (real estate) authorities at municipal or county level where the leased property located within 30 days after its conclusion. If the landlords and tenants fail to go through the registration procedures, both landlords and tenants may be subject to fines. Also, according to such measures, a house shall not be leased under any of the following circumstances: (i) being an illegal construction; (ii) failing to meet the compulsory standards for engineering construction in terms of safety, disaster prevention, etc.; (iii) changing the nature of use of the house which violates relevant provisions; or (iv) other circumstances under which the house is prohibited to be leased as prescribed by laws and regulations. Where the provisions of these measures are violated, the competent construction (real estate) departments of the people’s governments of the municipalities directly under the central government, cities and counties shall order the violators to make corrections within a specified time limit. Where there is no illegal income, a fine of not more than RMB5,000 may be imposed; where there is illegal income, a fine of not less than one time but not more than three times the illegal income, but not more than RMB30,000, may be imposed.

On January 6, 2015, the MOHURD released the Guidelines on the Accelerating the Cultivation and Development of Residential Tenancy Market, which encourage the establishment of residential tenancy organizations. Residential tenancy organizations are encouraged to purchase or lease housing for long-term and re-decorate the housing before renting out to the public. The municipal and county level real estate departments are required to build a governmental housing rental information service platform to provide efficient, accurate and convenient information services for all parties in the house leasing market.

On May 17, 2016, the State Council issued the Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of Housing Rental Market, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with relevant departments, and keep credit records of relevant market participants.

On May 19, 2017, the MOHURD published the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft) for public discussion. The draft provides that the government encourages the development of professional enterprises that provide home rental services and support the long-term management of properties services provided by home rental enterprises. It also requires the relevant PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements; (ii) the filing of lease agreements; and (iii) residential tenancy enterprises. As of the date of this annual report, the draft measures has not been promulgated.

On July 18, 2017, the MOHURD, the NDRC, the Ministry of Public Security and other PRC regulatory agencies jointly released the Notice of Accelerating the Development of Residential Tenancy Industry in Large to Medium Sized Cities with Positive Population Influx. Pursuant to the Notice, (i) housing developers, realtors and property management enterprises are encouraged to expand its business into residential tenancy industry; and (ii) housing authorities are required to establish an online lease recordation system and regulate and supervise the rental process in the residential tenancy industry, including ensuring the truthfulness of residential tenancy advertisements and standardizing the residential tenancy process.

The Notice on Continuous Improvement and Regulation of the Real Estate Market Order issued on July 13, 2021 by the MOHURD and other seven PRC regulatory agencies provides for strengthening the supervision and rectification of: (i) conducting business without submitting a business commencement report; (ii) failure to submit the relevant rental information truthfully and completely pursuant to the relevant regulations; (iii) failure to perform the obligations to inspect the qualifications of information publishers; (iv) withholding rent deposits; (v) evicting tenants through violence, threats or other coercive measures; (vi) operating house leasing loan business which violates the relevant regulations; (vii) high-risk business activities such as “high in and low out (paying high rents to house owners but charging low rent from tenants),” “long in and short out (collecting rents of a long period of time from tenants but paying rents of a short period of time to house owners)”; and (viii) failure to have rents supervised as required.

Regulation Related to Interior Decoration and Design

Regulations on Qualifications of Construction Enterprises

The PRC government implements qualification management for construction enterprises. Pursuant to the Administrative Provisions on the Qualifications of Construction Enterprises issued by the MOHURD in October 1995 and recently amended in December 2018 and the Grade Standards for Construction Enterprises Qualification which was issued by the MOHURD on November 6, 2014 and recently amended in October 2016, the qualification of contractors engaging in interior construction is categorized into two grades, namely, Grade A and Grade B. Interior construction contractors can only undertake interior construction projects approved within the scope of its grade, in terms of its single contract value. Interior construction contractors with Grade A qualification may undertake interior construction project without project scale limitation, whereas those with Grade B qualification can only undertake interior construction project the single contract value of which is under RMB20 million.

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd., Beijing Beiwoo Decoration Co., Ltd. and Beimeizhuang (Beijing) Construction Decoration Engineering Co., Ltd. has obtained the Qualification Certificate of Construction Enterprise issued by the local branch of the MOHURD.

Regulations on Work Safety

Pursuant to the Work Safety Law of the PRC, which was issued by the Standing Committee of the National People’s Congress on June 29, 2002 and recently amended on June 10, 2021, a production entity must meet the legal standard or industrial standard on work safety and provide work conditions set out in relevant laws, administrative rules and national or industry standards. An entity that cannot meet required work conditions shall not engage in production and business operation activities.

Pursuant to the Regulations on Work Safety License issued by the State Council on January 13, 2004 and recently amended on July 29, 2014 and the Administrative Provisions on the Work Safety License of Construction Enterprises issued by the Ministry of Construction (the predecessor of the MOHURD) and came into effect on July 5, 2004 and amended on January 22, 2015, a construction entity is not allowed to engage in construction activities without a work safety license.

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd. and Beimeizhuang (Beijing) Construction Decoration Engineering Co., Ltd. has obtained the Safety Production License (Building Construction) issued by the local branch of the MOHURD.

Regulations on Qualifications of Construction Engineering Design

Pursuant to the Administrative Provisions on the Qualifications of Survey and Design of Construction Engineering issued by the MOHURD in September 2016 and recently amended in December 2018, a construction engineering design entity shall obtain a qualification certificate of construction project design to conduct relevant construction engineering design activities. According to the Grade Standards for Construction Engineering Design Qualification which was issued by the MOHURD on March 29, 2007 and recently amended in March 2017, the qualification of contractors engaging in design of construction decoration projects is categorized into three grades, namely, Grade A, Grade B and Grade C. The contractors with Grade A qualification may undertake design of construction decoration project without project scale limitation, whereas those with Grade B qualification can only undertake design of construction decoration project the single contract value of which is under RMB12 million and those with Grade C qualification can only undertake design of construction decoration project the single contract value of which is under RMB3 million.

Each of Shengdu Home Renovation Co., Ltd. and Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd. has obtained the Qualification Certificate of Construction Project Design issued by Zhejiang Commission of Urban-rural Development.

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

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council of the PRC on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the MIIT, which retain considerable discretion in granting such approval. On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational requirements for main foreign investors that invest in PRC companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022. There are substantial uncertainties regarding the interpretation and implementation of this newly amended regulations.

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

Regulations Related to Mobile Internet Applications

In June 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Information Services, or the Mobile Application Administrative Provisions, which was most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to the Mobile Application Administrative Provisions, a mobile internet app refers to an app software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet app providers refer to the owners or operators of mobile internet apps. Internet app stores refer to platforms which provide services related to online browsing, searching and downloading of app software and releasing of development tools and products through the internet.

Pursuant to the Mobile Application Administrative Provisions, internet app providers shall comply with relevant provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet app providers shall not provide the relevant services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet app providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet app providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet app provider violates these regulations, internet app distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and relevant competent authorities in accordance with relevant laws and regulations.

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

In March 2023, the SAMR promulgated the Administrative Measures on Internet Advertising, or the Internet Advertising Measures, which will become effective on May 1, 2023 and replace the Interim Administrative Measures on Internet Advertising promulgated by the SAIC (currently known as the SAMR) in July 2016. Pursuant to the Internet Advertising Measures, internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in the form of texts, images, audio, video or other forms. An adverting distributor must examine, verify and record identity information of its advertisers, such as the advertiser’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, it must examine the supporting documentation provided by the advertisers and adverting operators. Where a special government review is required for specific categories of advertisements before posting, the adverting distributor must confirm that the review has been performed and approval has been obtained, and no edits or changes to the advertisements are allowed unless they are re-approved by the authority. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. As for pop-up advertisements, advertising distributors shall clearly indicate the closure button for the advertisements, and shall not engage in any activities that may hinder the users from closing the pop-up advertisements with one button click, such as lacking a closure button, containing a countdown timer for closure, providing false or unidentifiable marks for the closure button, requiring more than one click to close, and allowing the advertisement to pop up again after closure on the same page or file, etc. In addition, the Internet Advertising Measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. Furthermore, the Internet Advertising Measures specify additional compliance requirements for internet advertising businesses. For example, any promotion in the name of knowledge or experience sharing or consumer review but containing links to purchase relevant products and services are also classified as a form of advertisement and thus shall be clearly indicated as “advertisements”. Internet advertisements shall not deceive or mislead users into clicking or viewing the advertisements with false or fabricated system or software update reminders or notifications or offer of rewards. If an advertisement contains any link directing to another advertisement, the advertisers, advertising operators and distributors of primary advertisements are responsible for verifying the advertisement contents to which the link is directed and are relevant to the primary advertisement. Internet distributors shall also establish and maintain an archive for the advertisers and advertisements and keep the record for at least three years after end of the relevant advertisement.  As for live-streaming, if a seller or service provider promotes goods or services via live-streaming and thus constitutes advertisements, such seller or service provider shall bear the obligations and responsibilities of an advertiser.  If the operator of a live-streaming room is engaged to provide advertising design, production, agency, or publishing services, it shall bear the obligations and responsibilities of an advertising agent or advertising publisher, as applicable.

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

Beijing Beike Small Loan Co., Ltd., one of the subsidiaries of the VIEs, has obtained the approval for its establishment as a micro credit company in Beijing.

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

Regulations Related to Commercial Factoring

On June 27, 2012, the Ministry of Commerce promulgated the Notice on Pilot Scheme for Commercial Factoring, or Notice 419, along with other circulars to launch the pilot scheme for commercial factoring in Shanghai Pudong New District, Tianjin Binhai New District and certain other areas. According to the local implementation rules, a commercial factoring enterprise may be established upon approval by the local counterparts of the Ministry of Commerce or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. On May 8, 2018, the Ministry of Commerce announced that the regulatory authority of commercial factoring industry was transferred from the Ministry of Commerce to the CBIRC on April 20, 2018. On October 18, 2019, the CBIRC announced the Circular on Enhancing the Supervision and Management of Commercial Factoring Enterprises, which further emphasized that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; or (iii) facilitating loans or entrusted by another person to facilitate loan.

Zhongjia Guotai Commercial Factoring (Shenzhen) Co., Ltd. and Beike (Tianjin) Commercial Factoring Co., Ltd., the subsidiaries of our PRC subsidiaries, are respectively approved by the competent authorities in Shenzhen and Tianjin to provide commercial factoring services.

Regulations Related to Internet Security and Privacy Protection

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

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and relevant facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 14, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which imposes more stringent legal liabilities for certain violations of the Cybersecurity Law and increases the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year.

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

On November 14, 2021, the CAC published the draft Regulations on the Administration of Cyber Data Security (Draft for Comments), or the Draft Regulations on Cyber Data Security, which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange by the data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security.

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

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Transfer of Data, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On December 8, 2022, the MIIT issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology includes industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with relevant authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the relevant authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

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

Regulations Related to Foreign Exchange and Dividend Distribution

Regulations Related to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which was promulgated by the State Council of the PRC on January 29, 1996, and most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

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

In November 2011, the Ministry of Finance and the SAT promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the SAT further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, VAT is generally imposed in lieu of business tax in the modern service industries, including the VATS, on a nationwide basis. VAT of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input VAT paid on taxable purchases against the output VAT chargeable on the modern services provided.

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

Regulations Related to Anti-Monopoly and Anti-Unfair Competition

The PRC Anti-Monopoly Law, or the AML, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022 by the Standing Committee of the National People’s Congress of the PRC provides the regulatory framework for the PRC anti-monopoly. Under the AML, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

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

Pursuant to the AML and relevant regulations, when a concentration of undertakings occurs and reaches any of the following thresholds, the undertakings concerned shall file a prior notification with the anti-monopoly agency (i.e., the SAMR), (i) the total global turnover of all operators participating in the transaction exceeded RMB10 billion in the preceding fiscal year and at least two of these operators each had a turnover of more than RMB400 million within China in the preceding fiscal year, or (ii) the total turnover within China of all the operators participating in the concentration exceeded RMB2 billion in the preceding fiscal year, and at least two of these operators each had a turnover of more than RMB400 million within China (in the preceding fiscal year) are triggered, and no concentration shall be implemented until the anti-monopoly agency clears the anti-monopoly filing. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means.

In addition, pursuant to the AML and relevant regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, are prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings.

The AML, which was amended in June 2022 and became effective on August 1, 2022, increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the relevant authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. In addition, the amended AML introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

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

In December 2021, the NDRC and other eight governmental authorities jointly issued the Opinions on Promoting the Standardized, Healthy and Sustainable Development of the Platform Economy which provide guidelines on regulating various aspects of online platform businesses in China, including, among other, anti-monopoly, unfair competition, platform-related price behaviors, investments in financial institutions and user data issues in the internet platform economy, to promote the industry’s sound and sustained development.

On June 27, 2022, the SMAR published the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings (Revised Draft for Comments), or the Draft Threshold Provisions, for public comments. The Draft Threshold Provisions proposes to significantly adjust the revenue threshold of merger control filing to either one of the following two conditions: (i) the worldwide revenue of all business operators involved in the concentration exceeds RMB12 billion (increased from the current threshold of RMB10 billion) collectively in the fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year; or (ii) the revenue in mainland China of all the business operators involved in the concentration exceeds RMB4 billion (increased from the current threshold of RMB2 billion) collectively in the last fiscal year, and the revenue in mainland China of at least two business operators among them each exceeds RMB800 million (increased from the current threshold of RMB400 million) in the last fiscal year. In addition, the Draft Threshold Provisions also provides that a transaction must be reported to anti-monopoly authority if (i) the revenue in mainland China of one of the business operators involved in the concentration exceeds RMB100 billion in the last fiscal year, (ii) the market value or valuation of the business operators to be merged or controlled in the concentration exceeds RMB800 million and their revenue in mainland China in the last fiscal year accounts for more than one third of their worldwide revenue, even if the aforementioned revenue threshold is not met. Furthermore, if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the relevant operators to file for clearance, regardless of the threshold standard.

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

On July 6, 2021, the General Office of the State Council of the PRC and General Office of the Central Committee of the Communist Party of China issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Regulations, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the Overseas Listing Regulations, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the Overseas Listing Regulations, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the Overseas Listing Regulations, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the Overseas Listing Regulations. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the Overseas Listing Regulations.

Pursuant to the Overseas Listing Regulations, when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions simultaneously, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (a) the revenues, profits, total assets or net assets of the domestic companies in mainland China in the most recent financial year accounts for more than 50% of the corresponding financial indicators in the issuer’s audited consolidated financial statements for the same period; and (b) the main business activities or operations are conducted in mainland China or its principal places of business are located in mainland China, or the majority of senior management in charge of business operation are Chinese citizens or domiciled in mainland China, and. The Overseas Listing Regulations also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

In addition, pursuant to the Overseas Listing Regulations, enterprises in mainland China is prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by relevant PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years and there is still no explicit conclusion; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations; or (v) there is material ownership disputes over t shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

On February 24, 2023, the CSRC, jointly with other relevant governmental authorities, published issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, or the Confidentiality and Archives Management Provisions, which became effective on March 31, 2023. Pursuant to the Confidentiality and Archives Management Provisions, mainland China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “mainland China-based companies” refer to companies in mainland China limited by shares which are directly listed in the overseas capital market and the domestic operation entities of an offshore company being indirectly listed in a foreign stock exchange. The mainland China-based companies shall obtain approval from the relevant authorities and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the government authorities to the relevant securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly disclosing such documents and materials through its offshore listing entity. In addition, the mainland China-based companies shall complete corresponding procedures when (i) providing or publicly disclosing documents and materials which may adversely affect national security and public interest to the relevant securities companies, securities service agencies or the offshore regulatory authorities, (ii) providing or publicly disclosing such documents and materials through its offshore listing entity, or (iii) providing accounting files or copies to relevant security companies, security service institutions, overseas regulators and individuals. The mainland China-based companies are also required to provide written statements on the implementation of the aforementioned rules to the relevant securities companies and securities service agencies. If a mainland China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials which may adversely affect national security and public interest have been leaked or are going to be leaked, it should take remedial measures immediately and report to the relevant authorities.

For other details of our business please refer to the section headed “Business Review and Outlook” in our Annual Results Announcement for the year ended December 31, 2022 as furnished with the SEC on Form 6-K on March 20, 2023.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate (ii) Beike Tianjin, holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Shenzhen Fangjianghu Technology Co., Ltd., Chengdu Fangjianghu Information Technology Co., Ltd., Tianjin Lianjia Fangjianghu Technology Co., Ltd., Zhengzhou Fangjianghu Information Technology Co., Ltd., Xi’an Fangjianghu Information Technology Co., Ltd. and Wuhan Fangjianghu Information Technology Co., Ltd.
(4)	Beijing Fangyuan Real Estate Consulting Services Co., Ltd., Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd., Shanghai Deyou Property Consulting Co., Ltd., Shenzhen Lianjia Real Estate Brokerage Co., Ltd. and Sichuan Lianjia Real Estate Brokerage Co., Ltd.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain financial services. We are a company registered in the Cayman Islands. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment.” Our WFOEs are considered as foreign-invested enterprises. The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law.

Arrangements that make us the primary beneficiary of the VIEs

Power of Attorney Agreements. Pursuant to the power of attorney agreements among our WFOEs, the VIEs and their respective shareholders, each shareholder of the VIEs (other than the shareholder being WFOE itself) irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE (including but not limited to directors and their successors and liquidators replacing the directors but excluding those non-independent or who may give rise to conflict of interests) as his/its attorney-in-fact to exercise all of his/its rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, file documents with the competent authorities, vote on any resolution that requires a shareholder vote, sign minutes, approve amendments to the articles of association, nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of the VIEs, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the shareholder continues to be a shareholder of the VIEs.

Equity Pledge Agreements. Pursuant to the equity pledge agreements among our WFOEs, the VIEs and their respective shareholders, shareholders of the VIEs pledged all of their respective equity interests in the VIEs (other than the shareholder being WFOE itself) to our WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements. As of the date of this annual report, we have registered all such equity pledges in the VIEs with the local branch of the SAMR in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the relevant equity pledge agreements, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. The pledges of equity interests under the equity pledge agreements take effect upon the completion of registration with the local branch of the SAMR in accordance with PRC laws and shall remain valid until (i) after all the contractual obligations of the VIEs and their shareholders under the relevant contractual arrangements have been fully performed and all the outstanding debts of the VIEs and their shareholders under the relevant contractual arrangements have been fully paid, or (ii) all the equity interests in the VIEs have been transferred to our WFOEs to the extent permitted by the PRC laws and regulations (where applicable).

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

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements among our WFOEs, the VIEs and their respective shareholders, the shareholders of each of the VIEs (other than the shareholder being WFOE itself) irrevocably grant the respective WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs. The purchase price with respect to the equity interests in the VIEs shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law. The shareholders of the VIEs also undertake that subject to the relevant PRC laws, they will return to our WFOEs or their designated person any consideration they receive in the event that any of the WFOEs exercises the options under the exclusive option agreements to acquire the equity interests in the VIEs. The shareholders of the VIEs further undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), be liquidated or dissolved (unless mandated by PRC laws), incur any debts (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect the VIEs’ operating status and asset value. The shareholders of the VIEs also agree to appoint the directors and senior management designated by our WFOEs. These agreements will remain effective till all of the equity interests of the relevant VIEs have been transferred to our WFOEs and/or their designated persons, or the parties to such agreements agree to terminate the agreement. Unless otherwise required by applicable PRC laws, the VIEs and their respective shareholders shall not have any right to terminate these agreements unilaterally in any event.

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

However, we have been further advised by our PRC legal counsel that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Uncertainties with respect to the PRC legal system could materially and adversely affect us.”

D.	Property, Plant and Equipment

We are headquartered in Beijing where we leased an aggregate area of approximately 55,000 square meters as of December 31, 2022 for office space. We leased approximately 7,500 facilities as of December 31, 2022 primarily for real estate brokerage stores we operate under Lianjia brand across 29 cities in China and home renovation and furnishing service stores we operate across 46 cities in China. We owned a facility of approximately 55,210 square meters as of December 31, 2022 as our training center, Huaqiao Academy, in Kunshan, Jiangsu Province, China. We also owned a facility of approximately 117,150 square meters as of December 31, 2022 in Jinhua, Zhejiang Province, China as our home renovation and furnishing factory and its ancillary rooms.

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

Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and customers efficiently navigate and complete housing transactions and services, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2022, we facilitated approximately 3.8 million housing transactions on our platform with an aggregate GTV of RMB2,609.6 billion.

We have four main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers.  In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses, such as our Carefree Rent business.

Our total revenues increased by 14.6% from RMB70.5 billion in 2020 to RMB80.8 billion in 2021, and decreased by 24.9% to RMB60.7 billion in 2022 (US$8.8 billion). We recorded a net income of RMB2,778 million in 2020, a net loss of RMB525 million in 2021, and a net loss of RMB1,397 million in 2022 (US$203 million).

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

In particular, the evolving regulations have significantly affected the growth of China’s housing related industry. The resulting fluctuations have affected the demand for real estate brokerage services. We expect the development of China’s housing related industry, especially the penetration of brokerage services for housing transactions and services, to continue to have significant impacts on our results of operations in the foreseeable future.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the housing related industry in China, we believe our results of operations are primarily and more directly affected by the following specific factors:

Our ability to attract housing customers and enhance customer experience

An increasing number of housing customers who use services on our platform is one of the most important drivers of the growth of our transaction volume, which directly affects our net revenues. Home ownership involves difficult decisions by most housing customers. Therefore, they tend to choose brokerage stores and agents that are most reliable and efficient in locating the ideal property and completing the transaction, and can provide high service quality and transparency. Our deep understanding of China’s housing market and goodwill accumulated through our 20 years of operation have helped us gain trust from housing customers. In 2022, we facilitated approximately 3.8 million housing transactions on our platform and generated a GTV of RMB2,609.6 billion (US$378.4 billion) in aggregate, decreasing from over 4.5 million housing transactions and a GTV of RMB3,853.5 billion in 2021.

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

Our ability to attract and retain real estate brokerage stores and agents on our platform

The growth in gross transaction value on our platform and platform service fees are also affected by the number of real estate brokerage stores and agents on our platform and their activity level. Since the inception of our Beike platform, we have attracted an increasing number of real estate brokerage stores and agents to join our platform while maintaining high service quality. As of December 31, 2022, there were over 349,000 active agents and approximately 37,400 active stores, representing 268 real estate brokerage brands, as compared to over 406,000 active agents and over 45,000 active stores as of December 31, 2021.

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

Our ability to increase cooperation with real estate developers

The increasing sales commissions earned from real estate developers for our new home transaction services contributed significantly to our net revenue growth from 2020 to 2022. The GTV generated from new home transactions on our platform increased significantly from approximately RMB1,383.0 billion in 2020 to RMB1,608.6 billion in 2021, but decreased to RMB940.5 billion (US$136.4 billion) in 2022.

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

Our ability to better monetize the activities on our platform

The rapid adoption of our Beike platform has proven the compatibility of our infrastructure in empowering brokerage stores and agents. As of December 31, 2022, there were over 349,000 active agents and approximately 37,400 active brokerage stores on our platform, facilitating approximately 3.8 million housing transactions in 2022. As our platform grows, we expect its network effect to improve matching and capture more transactions, which in turn will generate greater opportunities for revenue growth, including commission fee, platform service fee, and franchise fee. We constantly improve our services and better empower real estate agents on our platform so that they can transact more efficiently. We believe the improved transaction efficiency of agents on our platform has in turn increased their stickiness to our service offerings, and potentially further increases their income and results in higher service fees to us as a portion of their income.

Our ability to expand service offerings on our platform

Our platform brings us close to a variety of participants in China’s housing transactions and services industry. In addition to housing customers, brokerage agents and real estate developers, additional industry participants are drawn to our platform and actively transact and engage with each other. We see great potential to further monetize this massive and active ecosystem by increasing our value proposition and expanding our service offerings to all participants. We have built up our home renovation and furnishing services with the consolidation of Shengdu, and have been further expanding our offerings into other housing-related areas. We believe these efforts will help diversify our revenue mix.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to control our operating costs and expenses. We expect our costs and expenses to continue to increase as we grow our business into various housing services such as home renovation and furnishing and attract more industry participants. Our cost of revenues consists primarily of compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels, as well as cost related to our Lianjia stores. For our operating expenses, we incurred share-based compensation expenses to attract and retain talents required for our platform business. Excluding share-based compensation expenses, our operating expenses as a percentage of revenue increased from 17.4% in 2020 to 19.9% in 2021, and further to 20.7% in 2022.

Despite the increases of our operating expenses as a percentage of revenue in the past three years, we believe our massive scale, coupled with the network effect of our platform, will allow us to further improve our operational efficiency over time.

Impact of COVID-19 on Our Operations and Financial Performance

Substantially all of our revenues and workforce are concentrated in China. In response to the intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals suspected of having COVID-19, asking residents in China to stay at home and to avoid public gathering, among other things. During the early part of 2020, COVID-19 caused temporary closure of many corporate offices and store fronts across China, and put significant strain on the operation and accessibility of the real estate brokerage stores on our platform. Although our results of operations have substantially recovered since the second quarter of 2020 and the impact of COVID-19 has declined in China, there remains substantial uncertainty about the dynamic of the COVID-19 pandemic, which may have potential continuing impacts on subsequent periods if the global pandemic and the resulting disruption were to extend over a prolonged period or if a wide spread of COVID-19 happens again in China.

China began to modify its zero-COVID policy at the end of 2022, and most of the travel restrictions and quarantine requirements were lifted in December. There were surges of cases in many cities during this time which caused temporary closure of certain brokerage stores on our platform, and there remains uncertainty as to the future impact of the virus, especially in light of this change in policy. The extent to which the pandemic impacts our results of operations going forward will depend on future developments which are highly uncertain and unpredictable, including the frequency, duration and extent of outbreaks of COVID-19, the appearance of new variants with different characteristics, the success or failure of efforts to contain or treat cases, and future actions we or the authorities may take in response to these developments. China may experience lower domestic consumption, higher unemployment, severe disruptions to exporting of goods to other countries and greater economic uncertainty, which may impact our business in a materially negative way as our business depends substantially on the general economic conditions and the general demand for residential real estate in China. Our business partners will need time to recover from the economic effects of the pandemic even after business conditions begin to return to normal. Consequently, the COVID-19 pandemic may continue to materially and adversely affect our business, financial condition and results of operations in the current and future years. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business may continue to be materially and adversely affected by the effects of the COVID-19 pandemic in China.”

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposit and investments in wealth management products issued by financial institutions. As of December 31, 2022, we had cash, cash equivalents, restricted cash and short-term investments of RMB61.1 billion (US$8.9 billion). We believe that this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.

Key Components of Results of Operations

Net revenues

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Existing home transaction services	30,564,584	43.4	31,947,953	39.6	24,123,703	3,497,608	39.8
New home transaction services	37,937,886	53.8	46,472,378	57.5	28,650,374	4,153,914	47.2
Home renovation and furnishing	108,960	0.2	197,452	0.2	5,046,627	731,692	8.3
Emerging and other services	1,869,548	2.6	2,134,656	2.7	2,848,075	412,932	4.7
Total net revenues	70,480,978	100.0	80,752,439	100.0	60,668,779	8,796,146	100.0

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

New home transaction services. We generate revenue from new home transaction services from sales commissions charged to real estate developers.

Home renovation and furnishing services. We generate revenues by providing renovation and furnishing services to customers.

Emerging and other services. We generate revenue from a variety of other housing related services, including financial services and other newly developed businesses, such as our rental property management services.

Cost of revenues

Our cost of revenues consists primarily of compensation to our internal agents and sales professionals and split commissions to connected agents and other sales channels, as well as cost of home renovation and furnishing, and cost related to Lianjia stores.

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

Cost of home renovation and furnishing mainly include material costs related to home renovation and furnishing and compensation to renovation workers who are mostly contractors.

Cost related to stores mainly includes rent, decoration, and utility bills for real estate brokerage stores under our Lianjia brand and signing-to-closing support facilities.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Commission — split	24,724,603	35.1	31,633,827	39.2	20,499,632	2,972,167	33.8
Commission and compensation — internal	23,318,664	33.1	26,303,507	32.6	17,853,694	2,588,542	29.4
Cost of home renovation and furnishing	127,901	0.2	195,869	0.2	3,562,068	516,451	5.9
Cost related to stores	3,206,601	4.5	3,809,757	4.7	3,346,436	485,188	5.5
Others	2,243,352	3.2	2,990,064	3.7	1,626,202	235,776	2.7
Total cost of revenues	53,621,121	76.1	64,933,024	80.4	46,888,032	6,798,124	77.3

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of goodwill, intangible assets and other long-lived assets. The following table breaks down our total operating expenses by categories, both in absolute amount and as a percentage of total net revenues, for the periods presented:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Sales and marketing expenses	3,715,278	5.3	4,309,116	5.3	4,573,382	663,078	7.5
General and administrative expenses	7,588,809	10.8	8,924,470	11.1	7,346,665	1,065,167	12.1
Research and development expenses	2,477,911	3.5	3,193,988	4.0	2,545,549	369,070	4.2
Impairment of goodwill, intangible assets and other long-lived assets	236,050	0.3	746,705	0.9	148,057	21,466	0.2
Total operating expenses	14,018,048	19.9	17,174,279	21.3	14,613,653	2,118,781	24.0

Sales and marketing expenses. Our sales and marketing expenses mainly consist of (i) advertising and promotional expenses (ii) salaries, bonuses and benefits for our personnel engaged in sales and marketing activities, including personnel costs, rental expenses, and other expenses related to home renovation and furnishing (iii) depreciation and amortization expenses related to sales and marketing activities (iv) travel, reception and related expenses, and (v) share-based compensation expenses.

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

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for the personnel engaged in research and development activities, (ii) depreciation and amortization of our technology infrastructure, and (iii) service fees related to research and development activities. We expect our research and development expenses will decrease in 2023 as we implemented a series of measures to cut costs and improve efficiency. We expect that our research and development expenses will continue to increase in absolute amounts after 2023, as we continue to build our technology infrastructure and improve our digitalization capabilities.

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

In the second half of 2021, the market downturn and its impact on our operations caused a triggering event for possible impairment of goodwill. Based on the results of quantitative tests we performed on reporting units, we recorded a total goodwill impairment loss of RMB732.4 million in 2021 and RMB141.8 million (US$20.6 million) in 2022 for the existing and new home transaction services.

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

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	12,499,133	11,824,452	9,612,865	1,393,735
Contribution margin (existing home transaction services)	40.9%	37.0%	39.8%	39.8%
Contribution (new home transaction services)	8,149,925	8,947,138	6,764,354	980,739
Contribution margin (new home transaction services)	21.5%	19.3%	23.6%	23.6%
Contribution (home renovation and furnishing)	(18,941)	1,583	1,484,559	215,241
Contribution margin (home renovation and furnishing)	(17.4)%	0.8%	29.4%	29.4%
Contribution (emerging and other services)	1,679,693	1,846,063	891,607	129,271
Contribution margin (emerging and other services)	89.8%	86.5%	31.3%	31.3%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, and costs (for home renovation and furnishing only). We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	30,564,584	31,947,953	24,123,703	3,497,608
Less: Commission and compensation	(18,065,451)	(20,123,501)	(14,510,838)	(2,103,873)
Contribution	12,499,133	11,824,452	9,612,865	1,393,735
New home transaction services
Net revenues	37,937,886	46,472,378	28,650,374	4,153,914
Less: Commission and compensation	(29,787,961)	(37,525,240)	(21,886,020)	(3,173,175)
Contribution	8,149,925	8,947,138	6,764,354	980,739
Home renovation and furnishing
Net revenues	108,960	197,452	5,046,627	731,692
Less: Material costs, commission and compensation costs	(127,901)	(195,869)	(3,562,068)	(516,451)
Contribution	(18,941)	1,583	1,484,559	215,241
Emerging and other services
Net revenues	1,869,548	2,134,656	2,848,075	412,932
Less: Commission and compensation	(189,855)	(288,593)	(1,956,468)	(283,661)
Contribution	1,679,693	1,846,063	891,607	129,271

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Material costs are deducted from home renovation and furnishing. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services decreased from 40.9% in 2020 to 37.0% in 2021, primarily attributable to a relatively higher percentage of fixed compensation costs for Lianjia. The contribution margin for existing home transaction services increased from 37.0% in 2021 to 39.8% in 2022, primarily attributable to the decreased fixed compensation costs for Lianjia agents along with the decreased number of Lianjia agents.

The contribution for new home transaction services grew from RMB8.1 billion in 2020 to RMB8.9 billion in 2021 as a fast growing number of real estate developers resort to us for effective marketing solutions. With the expansion of our Beike platform, an increasing percentage of new home transactions has been facilitated by connected agents and other sales channels. This structural change led to a decreased contribution margin from 21.5% in 2020 to 19.3% in 2021. The expansion of dedicated sales teams with the expertise on new home transaction services on our platform in 2021 also contributed to the decreased contribution margin in 2021. The contribution for new home transaction services decreased to RMB6.8 billion (US$1.0 billion) in 2022, while the contribution margin increased from 19.3% in 2021 to 23.6% in 2022, primarily as a result of an increased number of projects with higher margins and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services.

The contribution margin for home renovation and furnishing was negative 17.4% in 2020 and 0.8% in 2021, as we just launched the business and recorded relatively small revenues and costs. The contribution margin for home renovation and furnishing was 29.4% in 2022 as we scaled up the business with the consolidation of Shengdu into our ecosystem.

Leveraging our industry know-hows and close connection with platform participants, we have also tapped into adjacent market opportunities. These emerging and other services can efficiently utilize our infrastructure in place, thus requires relatively less variable and direct costs to deliver. Consequently, we managed to keep a high contribution margin for our emerging and other services at 89.8% in 2020 and 86.5% in 2021. The contribution margin for our emerging and other services decreased from 86.5% in 2021 to 31.3% in 2022, primarily due to the increase of contribution from rental property management services which has a lower margin.

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

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the relevant Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the relevant tax authority. If a Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the relevant tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.”

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods presented. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The results of operations in any particular period are not necessarily indicative of our future trends.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	30,564,584	31,947,953	24,123,703	3,497,608
New home transaction services	37,937,886	46,472,378	28,650,374	4,153,914
Home renovation and furnishing	108,960	197,452	5,046,627	731,692
Emerging and other services	1,869,548	2,134,656	2,848,075	412,932
Total net revenues	70,480,978	80,752,439	60,668,779	8,796,146
Cost of revenues:
Commission — split	(24,724,603)	(31,633,827)	(20,499,632)	(2,972,167)
Commission and compensation — internal	(23,318,664)	(26,303,507)	(17,853,694)	(2,588,542)
Cost of home renovation and furnishing	(127,901)	(195,869)	(3,562,068)	(516,451)
Cost related to stores	(3,206,601)	(3,809,757)	(3,346,436)	(485,188)
Others(1)	(2,243,352)	(2,990,064)	(1,626,202)	(235,776)
Total cost of revenues	(53,621,121)	(64,933,024)	(46,888,032)	(6,798,124)
Gross profit	16,859,857	15,819,415	13,780,747	1,998,022
Sales and marketing expenses(1)	(3,715,278)	(4,309,116)	(4,573,382)	(663,078)
General and administrative expenses(1)	(7,588,809)	(8,924,470)	(7,346,665)	(1,065,167)
Research and development expenses(1)	(2,477,911)	(3,193,988)	(2,545,549)	(369,070)
Others	1,309,260	1,748,885	977,139	141,672
Income before income tax expense	4,387,119	1,140,726	292,290	42,379
Income tax expense	(1,608,796)	(1,665,492)	(1,689,574)	(244,965)
Net income (loss)	2,778,323	(524,766)	(1,397,284)	(202,586)
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	2,226,264,859	3,549,121,628	3,569,179,079	3,569,179,079
—Diluted	2,267,330,891	3,549,121,628	3,569,179,079	3,569,179,079
Net income (loss) per share attributable to ordinary shareholders
— Basic	0.32	(0.15)	(0.39)	(0.06)
— Diluted	0.32	(0.15)	(0.39)	(0.06)

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	(in thousands)
	2020	2021	2022
	RMB	RMB	RMB	US$
Cost of revenues	511,637	406,131	356,844	51,738
Sales and marketing expenses	77,574	110,446	121,396	17,601
General and administrative expenses	1,131,335	595,732	1,659,755	240,641
Research and development expenses	532,043	425,978	287,254	41,648
Total	2,252,589	1,538,287	2,425,249	351,628

Year ended December 31, 2022 Compared to Year ended December 31, 2021

Net revenues

Our net revenues decreased by 24.9% to RMB60.7 billion (US$8.8 billion) in 2022, compared to RMB80.8 billion in 2021. The decrease was primarily attributable to the decline in the total GTV by 32.3% to RMB2,609.6 billion (US$378.4 billion) in 2022 from RMB3,853.5 billion in 2021 due to the soft market sentiment and the disruption of the resurgences to our operations caused by COVID-19 in 2022.

Existing home transaction services. Our net revenues from existing home transaction services decreased by 24.5% to RMB24.1 billion (US$3.5 billion) in 2022, compared to RMB31.9 billion in 2021, primarily due to a 23.4% decrease in GTV of existing home transactions to RMB1,576.5 billion (US$228.6 billion) in 2022 from RMB2,058.2 billion in 2021.

Commission revenue decreased by 27.3% to RMB20.6 billion (US$3.0 billion) in 2022 from RMB28.4 billion in 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 27.9% to RMB746.4 billion (US$108.2 billion) in 2022 from RMB1,034.8 billion in 2021.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, decreased by 2.5% to RMB3.5 billion (US$0.5 billion) in 2022 from RMB3.6 billion in 2021, as the GTV of existing home transactions served by connected agents on our platform decreased by 18.9% to RMB830.1 billion (US$120.3 billion) in 2022 from RMB1,023.4 billion in 2021, which was partially offset by a moderate increase in existing home transaction commission rate charged by connected stores and the increased penetration level of value-added services.

New home transaction services. Our net revenues from new home transaction services decreased by 38.3% to RMB28.7 billion (US$4.2 billion) in 2022 from RMB46.5 billion in 2021, primarily due to the decrease of GTV of new home transactions of 41.5% to RMB940.5 billion (US$136.4 billion) in 2022 from RMB1,608.6 billion in 2021. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 42.3% year-over-year to RMB770.5 billion (US$111.7 billion) from RMB1,334.6 billion in 2021, while the GTV of new home transactions served by Lianjia brand decreased by 38.0% year-over-year to RMB170.0 billion (US$24.6 billion) from RMB274.1 billion in 2021.

Home renovation and furnishing. Our net revenues from home renovation and furnishing were RMB5.0 billion (US$0.7 billion) in 2022, compared to RMB197 million in 2021, primarily because we completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

Emerging and other services. Our net revenues from emerging and other services increased by 33.4% to RMB2.8 billion (US$0.4 billion) in 2022 from RMB2.1 billion in 2021, primarily attributable to the increase of net revenues from rental property management services which was partially offset by the decrease of net revenues from financial services.

Cost of revenues

Our cost of revenues decreased by 27.8% to RMB46.9 billion (US$6.8 billion) in 2022 from RMB64.9 billion in 2021, primarily due to the decrease in both split commissions to connected agents and other sales channels, and internal commission and compensation.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels decreased by 35.2% to RMB20.5 billion (US$3.0 billion) in 2022 from RMB31.6 billion in 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in 2022 compared to 2021.
●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation decreased by 32.1% to RMB17.9 billion (US$2.6 billion) in 2022 from RMB26.3 billion in 2021, primarily due to the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of existing home transactions completed through Lianjia agents and new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.

●	Cost of home renovation and furnishing. Our cost of revenues for home renovation and furnishing was RMB3.6 billion (US$0.5 billion) in 2022, compared to RMB0.2 billion in 2021, which was primarily attributable to the Shengdu acquisition and the organic growth of net revenues from our home renovation and furnishing business.
●	Cost related to stores. Our cost related to stores decreased by 12.2% to RMB3.3 billion (US$0.5 billion) in 2022 compared to RMB3.8 billion in 2021, mainly due to the decrease in the number of Lianjia stores along with market downtrend in 2022 compared to 2021.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses were RMB4.6 billion (US$0.7 billion) in 2022, compared to RMB4.3 billion in 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022, which was partially offset by the decrease of the brand advertising and promotional marketing expenses and personnel costs for housing transaction services.

General and administrative expenses. Our general and administrative expenses decreased by 17.7% to RMB7.3 billion (US$1.1 billion) in 2022 from RMB8.9 billion in 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance and the decrease of personnel costs and overheads along with the reduction of the headcount, which was partially offset by the increase of share-based compensation in 2022 compared to 2021.

Research and development expenses. Our research and development expenses decreased by 20.3% to RMB2.5 billion (US$0.4 billion) in 2022 from RMB3.2 billion in 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2022 compared to 2021.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB148.1 million (US$21.5 million) in 2022, compared to RMB747 million in 2021, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2021 to 2022.

Income tax expense

We recorded an income tax expense of RMB1,690 million (US$245 million) in 2022, compared to an income tax expense of RMB1,665 million in 2021.

Net income (loss)

As a result of the foregoing, we recorded a net loss of RMB1,397 million (US$203 million) in 2022, compared to a net loss of RMB525 million in 2021.

Year ended December 31, 2021 Compared to Year ended December 31, 2020

Net revenues

Our net revenues increased by 14.6% from RMB70.5 billion in 2020 to RMB80.8 billion in 2021, primarily attributable to the increase in revenues from new home transaction services and existing home transaction services despite the market downturn in the second half of 2021.

Existing home transaction services. Our net revenues from existing home transaction services increased by 4.5% from RMB30.6 billion in 2020 to RMB31.9 billion in 2021, primarily attributable to an increase in GTV of existing home transactions from RMB1,940.0 billion in 2020 to RMB2,058.2 billion in 2021.

Commission revenue increased by 2.9% from RMB27.6 billion in 2020 to RMB28.4 billion in 2021, primarily attributable to the growth in GTV of existing home transactions served by our Lianjia brand.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, grew by 19.3% from RMB3.0 billion in 2020 to RMB3.6 billion in 2021, as the GTV of existing home transactions served by connected agents on our Beike platform increased from RMB928.1 billion to RMB1,023.4 billion, as well as a moderate increase in existing home transaction commission rate charged from connected stores.

New home transaction services. Our net revenues from new home transaction services increased by 22.5% from RMB37.9 billion in 2020 to RMB46.5 billion in 2021, primarily attributable to an increase in the GTV for new home transactions from RMB1,383.0 billion in 2020 to RMB1,608.6 billion in 2021, within which the GTV of new home transaction services completed on Beike platform through connected stores, dedicated sales teams and other sales channels increased from RMB1,106.3 billion in 2020 to RMB1,334.6 billion in 2021, while the GTV of new home transactions served by the Lianjia brand was RMB274.1 billion, compared to RMB276.7 billion in 2020, as well as a moderate increase of new home transactions commission rate.

Home renovation and furnishing. Our net revenues from home renovation and furnishing were RMB197 million in 2021, compared to RMB109 million in 2020. The increase was primarily attributable to the increase in home renovation and furnishing business volume in Beijing as a result of our business development efforts.

Emerging and other services. Our net revenues from emerging and other services increased by 14.2% from RMB1,870 million in 2020 to RMB2,135 million in 2021. The increase was primarily attributable to an increase of RMB227 million in revenues from rental property management services.

Cost of revenues

Our cost of revenues increased by 21.1% from RMB53.6 billion in 2020 to RMB64.9 billion in 2021, primarily attributable to the increase in split commission to connected agents and other sales channels and internal commission and compensation.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels (including those incurred as cost of home renovation and furnishing) increased by 28.1% from RMB24.8 billion in 2020 to RMB31.8 billion in 2021, which was primarily attributable to the increase in the GTV of new home transactions completed by connected agents and other sales channels through our platform.
●	Commission and compensation — internal. Our cost of revenues for internal commissions and compensation (including those incurred as cost of home renovation and furnishing) increased by 12.8% from RMB23.3 billion in 2020 to RMB26.3 billion in 2021, which was primarily attributable to the increase in the GTV of existing home transactions completed through our Lianjia brand and expansion of dedicated sales teams with the expertise on new home transaction services.
●	Cost of home renovation and furnishing. Our cost of revenues for home renovation and furnishing was RMB196 million in 2021, compared to RMB128 million in 2020, which was primarily attributable to the increase of net revenues from home renovation and furnishing.
●	Cost related to stores. Our cost related to stores increased by 18.8% from RMB3.2 billion in 2020 to RMB3.8 billion in 2021 mainly attributable to an increase in the average number of stores for Lianjia brand and the incremental rise in rental fees of contract service centers opened in 2021.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 16.0% from RMB3.7 billion in 2020 to RMB4.3 billion in 2021. The increase was primarily attributable to (i) an increase of RMB598 million in payroll and related expenses, (ii) an increase of RMB64 million in advertising and promotional expenses, and (iii) an increase of RMB33 million in share-based compensation expenses to our sales and marketing personnel, partially offset by a decrease of RMB93 million in amortization expense.

General and administrative expenses. Our general and administrative expenses increased by 17.6% from RMB7.6 billion in 2020 to RMB8.9 billion in 2021. The increase was primarily attributable to (i) an increase of RMB996 million in payroll expenses, (ii) an increase of RMB545 million in provision for credit losses, and (iii) an increase of RMB77 million in rental expenses, partially offset by a decrease of RMB536 million in share-based compensation expenses due to the relative higher expenses because of the recognition of options granted to our employees with the IPO performance condition satisfied in 2020.

Research and development expenses. Our research and development expenses increased by 28.9% from RMB2.5 billion in 2020 to RMB3.2 billion in 2021. The increase was primarily attributable to (i) an increase of RMB779 million in payroll and related expenses as a result of the increased number of our research and development personnel and (ii) an increase of RMB29 million in technical service fee.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB747 million in 2021, compared to RMB236 million in 2020, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations in the second half of 2021.

Income tax expense

We recorded an income tax expense of RMB1,665 million in 2021, compared to an income tax expense of RMB1,609 million in 2020.

Net income (loss)

As a result of the foregoing, we recorded a net loss of RMB525 million in 2021, compared to a net income of RMB2,778 million in 2020. This change is primarily the result of the net loss we incurred in the third and fourth quarter of 2021. In response to the accelerating housing price appreciation in the first half of 2021, the PRC regulatory authorities have issued certain regulations and policies on China’s housing related industry. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals” for details. While these measures reflected the PRC regulatory authorities’ focus on establishing long-term mechanisms, some of them have affected the growth rate of the housing related industry in the near term and led to a decline in both existing home and new home transactions since the second half of 2021. The market weakness negatively affected our financial results in the third and fourth quarter of 2021. In the third quarter of 2021, our net revenues decreased by 11.9% to RMB18.1 billion from RMB20.5 billion in the same period of 2020, which was primarily attributable to the decline in total GTV of 20.9% to RMB830.7 billion from RMB1.0 trillion in the same period of 2020. In the fourth quarter of 2021, our net revenues decreased by 21.5% to RMB17.8 billion from RMB22.7 billion in the same period of 2020, which was primarily attributable to the decline in total GTV of 34.6% to RMB732.4 billion from RMB1,120.0 billion in the same period of 2020. As such, we recognized net loss of RMB1,766 million and RMB933 million in the third and fourth quarter of 2021, respectively, compared to net income of RMB75 million and RMB1,096 million in the same periods of 2020.

Discussion of Key Balance Sheet Items

Cash, cash equivalents, restricted cash, and short-term investments

Cash, cash equivalents, restricted cash, and short-term investments constitute our most liquid assets. Short-term investments include bank time deposits and investments in wealth management products issued by financial institutions. These products normally offer returns higher than bank deposits, maintain relatively low risk, and provide sufficient liquidity as they are redeemable upon short notice. We therefore consider such wealth management products part of our cash management program.

The total amount decreased from RMB65.2 billion as of December 31, 2020 to RMB56.1 billion as of December 31, 2021, which was mainly attributable to the net cash used in investing activities of RMB24.9 billion, including RMB18.1 billion of purchase of long-term investments. The total amount increased from RMB56.1 billion as of December 31, 2021 to RMB61.1 billion (US$8.9 billion) as of December 31, 2022, which was mainly attributable to the cash provided by operating activities of RMB8.5 billion (US$1.2 billion).

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses decreased from RMB13.2 billion as of December 31, 2020 to RMB9.3 billion as of December 31, 2021, primarily due to the improvement of accounts receivable turnover days, and further decreased to RMB4.2 billion (US$0.6 billion) as of December 31, 2022, primarily due to a decrease in the revenue from new home transaction services in 2022 and the improvement of accounts receivable turnover days in the second half of 2022.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risk in collecting our accounts receivable and deposits from real estate developers” for more details. In light of the liquidity concerns faced by certain real estate developers in 2021, we have been implementing various prudent measures to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB51.7 billion in 2021 and RMB35.9 billion (US$5.2 billion) in 2022, compared to the net revenue from new home transaction services of RMB46.5 billion in 2021 and RMB28.7 billion (US$4.2 billion) in 2022, and we managed to reduce our accounts receivable turnover days of new home transaction services from 103 days in 2020 to 97 days in 2021 in spite of the market downturn. The increase of accounts receivable turnover days for new home transaction services from 97 days in 2021 to 105 days in 2022 was a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first half of 2022. However, our accounts receivable turnover days for new home transaction services improved to 78 days in the third quarter of 2022 and further to 64 days in the fourth quarter of 2022, compared to 105 days and 91 days in the same periods of 2021, respectively. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 8 days in 2020, 6 days in 2021 and 6 days in 2022. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,643 million, RMB1,141 million and RMB1,687 million (US$245 million) as of December 31, 2020, 2021 and 2022, respectively. The decrease in 2021 was primarily due to amortization of the business cooperation agreement and impairment charges related to Zhonghuan’s intangible assets in 2020. The increase in 2022 was primarily due to an increase in the trademarks in connection with the Shengdu acquisition.

Long-term investments, net

Our long-term investments amounted to RMB3,140 million, RMB17.0 billion and RMB17.9 billion (US$2.6 billion) as of December 31, 2020, 2021 and 2022, respectively. The increase from December 31, 2020 to December 31, 2021 was mainly due to purchase of long-term wealth management products. The increase from December 31, 2021 to December 31, 2022 was mainly due to an increase in long-term time deposits.

Goodwill

Our goodwill was RMB2,467 million, RMB1,806 million and RMB4,934 million (US$715 million) as of December 31, 2020, 2021 and 2022, respectively. The decrease in 2021 was primarily due to the goodwill impairment loss of RMB732.4 million for the existing and new home transaction services due to the market downturn and its impact on our operations in 2021. The increase in 2022 was primarily due to the goodwill recognized in the Shengdu acquisition.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2021	2022
	RMB	RMB	US$

	(in thousands)
Current:
Advances to suppliers	388,319	618,694	89,702
Deposits paid to new home developers	558,286	530,308	76,887
Prepaid rental and other deposits	748,516	1,243,443	180,282
Staff advances	104,615	68,035	9,864
Receivables from escrow account	10,672	34,118	4,947
Interests receivable	39,156	11,035	1,600
VAT-input deductible	762,927	660,104	95,706
Prepaid income tax	138,716	108,972	15,799
Inventories	19,035	127,558	18,494
Capitalized costs of obtaining contracts	—	155,636	22,565
Others	359,708	499,940	72,487
Total	3,129,950	4,057,843	588,333
Non-current:
Deferred tax asset	1,060,131	856,958	124,247
Others	121,290	175,293	25,416
Total	1,181,421	1,032,251	149,663

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. The increase in prepaid rental and other deposit was due to our expansion of rental property management services.

Accounts payable

Our accounts payable decreased from RMB6,595 million as of December 31, 2020 to RMB6,009 million as of December 31, 2021 and further to RMB5,843 million (US$847 million) as of December 31, 2022. The decreases were in line with the revenues from new home transaction services.

Short-term borrowings

As of December 31, 2020, 2021 and 2022, our short-term borrowings was nil, RMB260 million and RMB619 million (US$90 million). The increase of borrowings as of December 31, 2021 was a result of a RMB260 million bank loan at a fixed borrowing rate of 3.9% which started in August 2021. The total balance of short-term borrowings as of December 31, 2022 was mainly included three bank loans at a fixed borrowing rate of 3.58% which started in September, December, and December 2022, respectively.

Inflation

To date, inflation in China has not materially impacted our results of operations. According to the National Bureau of Statistics of China, the year-over-year percent changes in the consumer price index for December 2020, 2021 and 2022 were increases of 0.2%, 1.5% and 1.8%, respectively. Although we have not been materially affected by inflation in the past, we can provide no assurance that we will not be affected by higher rates of inflation in China in the future.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	(in thousands)
	2020	2021	2022
	RMB	RMB	RMB	US$
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	9,361,949	3,595,122	8,460,754	1,226,695
Net cash used in investing activities	(14,977,618)	(24,884,074)	(8,472,355)	(1,228,376)
Net cash provided by (used in) financing activities	25,406,250	(1,074,173)	(1,154,993)	(167,459)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(2,183,682)	(442,141)	28,644	4,153
Net increase (decrease) in cash, cash equivalents and restricted cash	17,606,899	(22,805,266)	(1,137,950)	(164,987)
Cash, cash equivalents and restricted cash at the beginning of the year	31,930,576	49,537,475	26,732,209	3,875,806
Cash, cash equivalents and restricted cash at the end of the year	49,537,475	26,732,209	25,594,259	3,710,819

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2020, 2021 and 2022, respectively, our cash, cash equivalents, restricted cash and short-term investments were RMB65.2 billion, RMB56.1 billion and RMB61.1 billion (US$8.9 billion). Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

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

Substantially all of our revenues have been, and we expect they are likely to continue to be, in the form of Renminbi.  Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

Operating activities

Net cash generated from operating activities in 2022 was RMB8,461 million (US$1,227 million). The difference between net cash generated from operating activities and net loss of RMB1,397 million (US$203 million) in 2022 was the result of adding back RMB5,562 million (US$806 million) for adjustments of non-cash items, adding back RMB56 million (US$8 million) for dividends received from long-term investments and removing RMB796 million (US$115 million) of gain on short-term investments, which are by nature investing activities, and adding RMB5,036 million (US$730 million) released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,425 million in share-based compensation expenses, RMB918 million in depreciation expenses, RMB592 million in impairment loss for equity investments accounted for using measurement alternative, RMB584 million in amortization of intangible assets, and RMB512 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB5,161 million decrease in accounts receivable, a RMB4,074 million increase in lease liabilities, and a RMB921 million increase in contract liabilities, partially offset by a RMB3,509 million increase in right-of-use assets, a RMB958 million decrease in employee compensation and welfare payable, and a RMB866 million decrease in accounts payable

Net cash generated from operating activities in 2021 was RMB3,595 million. The difference between net cash generated from operating activities and net loss of RMB525 million in 2021 was the result of adding back RMB4,499 million for adjustments of non-cash items, adding back RMB77 million for dividends received from long-term investments and removing RMB488 million of gain on short-term investments, which are by nature investing activities, and adding RMB32 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB1,538 million in share-based compensation expenses, RMB1,327 million in net impairment loss on financial assets, RMB880 million in depreciation expenses, and RMB747 million in impairment of goodwill, intangible assets and other long-lived assets.

The additional cash released from working capital was the result of a RMB2,646 million decrease in accounts receivable, a RMB1,450 million decrease in prepayments, receivables and other assets and a RMB589 million increase in lease liabilities, partially offset by a RMB2,562 million decrease in customer deposits payable, a RMB1,400 million decrease in employee compensation and welfare payable and a RMB567 million decrease in accounts payable.

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

The cash released from working capital was the result of a RMB2,360 million increase in customer deposits payable, a RMB2,303 million increase in accounts payable, a RMB2,119 million increase in employee compensation and welfare payable, a RMB1,323 million increase in lease liabilities, a RMB559.1 million decrease in prepayments, receivables and other assets, and a RMB443.0 million decrease in amounts due from related parties, partially offset by a RMB5,835 million increase in accounts receivable, and a RMB1,196 million increase in right-of-use assets. The significant increase in customer deposits payable was due to the significant increase in GTV and number of transactions on our platform in the last three quarters of 2020 along with the surge of demand for housing transactions and services after the economy started to recover from the negative impact of COVID-19.

Investing activities

Net cash used in investing activities in 2022 was RMB8.5 billion (US$1.2 billion), consisting primarily of (i) RMB46.9 billion (US$6.8 billion) used to purchase short-term investments, offset by RMB52.3 billion (US$7.6 billion) maturities of short-term investments, and (ii) RMB11.5 billion (US$1.7 billion) of financing receivables originated, offset by RMB11.6 billion (US$1.7 billion) of financing receivables principal collected, and (iii) RMB13.4 billion (US$1.9 billion) of purchases of long-term investments.

Net cash used in investing activities in 2021 was RMB24.9 billion, consisting primarily of (i) RMB47.9 billion used to purchase short-term investments, partially offset by RMB38.0 billion maturities of short-term investments, and (ii) RMB33.0 billion of financing receivables originated, offset by RMB36.3 billion of financing receivables principal collected, and (iii) RMB18.1 billion of purchases of long-term investments.

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

Financing activities

Net cash used in financing activities in 2022 was RMB1,155 million (US$167 million), consisting primarily of (i) RMB1,320 million (US$191 million) of repurchase of ordinary shares, (ii) RMB400 million (US$58 million) o of repayments of short-term borrowings, and (iii) RMB328 million (US$47 million) of repayments of funding debts, partially offset by RMB759 million (US$110 million) of proceeds from short-term borrowings.

Net cash used in financing activities in 2021 was RMB1,074 million, consisting primarily of RMB1,841 million of repayments of funding debts, partially offset by RMB508 million of proceeds from funding debts and RMB260 million of proceeds from short-term borrowings.

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

Capital Expenditures

Our capital expenditures were RMB887 million in 2020, RMB1,430 million in 2021 and RMB793 million (US$115 million) in 2022. In the years of 2020, 2021 and 2022, our capital expenditures primarily represent cash paid for purchase of property and equipment and intangible assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Material Cash Requirements

Our material cash requirements as of December 31, 2022 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

The following table sets forth our contractual obligations as of December 31, 2022.

		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	(RMB in thousands)
Operating lease and other commitments	534,668	281,049	201,826	38,876	12,917
Lease liability obligations	12,208,351	5,142,639	5,774,258	904,845	386,609

As of December 31, 2022, our operating lease and other commitments included RMB4.5 million in obligation to purchase property and equipment, RMB2.1 million in obligation to purchase services, RMB141.8 million in investment commitment, and RMB386.3 million in operating lease commitments.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2022.

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

Holding Company Structure

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, KE Holdings Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operation, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. The VIEs collectively held 22.2% of our group’s cash, cash equivalents and restricted cash and 9.9% of our group’s total assets as of December 31, 2022. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 1.4%, 1.2% and 0.8% of our total net revenues for the fiscal years 2020, 2021 and 2022, respectively. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a holding company incorporated in the Cayman Islands.

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such existing home transaction and new home transaction services and certain home-related emerging and other services. The decrease in net revenues, excluding inter-group transactions, contributed by the VIEs from 1.4% in 2020 to 1.2% in 2021 and 0.8% in 2022 is primarily attributable to the reorganization.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year ended December 31, 2022 that are reasonably likely to have a material and adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.

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

Provision for credit losses of accounts receivable from new home transactions

For accounts receivable from new home transactions, we make estimates of expected credit and collectability trends for the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, creditworthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from the customers. We estimate the allowance by segmenting accounts receivable from new home transactions based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

One of the most significant judgments involved in estimating the provision for credit losses relates to the forecasts of future economics. The forecasts of future economics incorporates a series of macroeconomic variables. The specific variable that has the greatest effect on the modeled credit losses is China’s manufacturing Purchasing Manager Index (PMI), which is a measure of the prevailing direction of economic trends in manufacturing.

Assumption	Basic Point Change	Increase/(Decrease)
PMI	+/- 100 bps	6,005/(5,758)

Recognizing that forecasts of macroeconomic conditions are inherently uncertain, we believe that our process to consider the available information and associated risks and uncertainties is appropriately governed and that our estimates of expected credit losses were reasonable and appropriate for the period ended December 31, 2022.

Impairment assessment of goodwill associated with home renovation and furnishing reporting unit

For goodwill, we test for impairment annually as of December 31, or when events or circumstances indicate that their carrying value may not be recoverable. A significant amount of judgment is required in performing impairment tests, including the optional assessment of qualitative factors for the annual impairment test, which is used to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as, industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. This assessment serves as a basis for determining whether it is necessary to perform a quantitative impairment test.

The quantitative evaluation compares the carrying value of each reporting unit that has goodwill with the estimated fair value of the respective reporting unit. Should the carrying value of a reporting unit be in excess of the estimated fair value of that reporting unit, a goodwill impairment loss will be recognized.

As of December 31, 2022, our goodwill balance was RMB4.9 billion, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. We performed a quantitative impairment test on the goodwill associated with home renovation and furnishing reporting unit. We estimated the fair value of home renovation and furnishing reporting unit using an income approach based on a discounted cash flow model (“DCF model”). Significant estimates and assumptions used in the DCF model included management’s best estimate of forecast revenues used to calculate projected future cash flows and discount rate.

Forecasted revenues. The financial projection covering a five-year period of each reporting based on the financial budgets approved by our management, which considering the historical performance and its expectation for future market development.

Discount rate. When measuring possible impairment, future cash flows are discounted at a rate that is consistent with a weighted-average cost of capital that we anticipate a potential market participant would use. Weighted-average cost of capital is an estimate of the overall risk-adjusted rate of return expected by equity and debt holders of a business enterprise.

The following table sets out the key assumptions on which management had based its cash flow projections to undertake impairment testing of goodwill of home renovation and furnishing reporting unit:

As of December 31, 2022
Home renovation and furnishing reporting unit
Annual growth rate of revenue in the projected period	11% - 42%
Post-tax discount rate	14%

The headroom for home renovation and furnishing reporting unit as of December 31, 2022, is as follows, and the fair value of this reporting unit would equal to its carrying amount if the key assumptions were to change as follows:

As of December 31, 2022
Home renovation and furnishing reporting unit
RMB
(in thousands)
Headroom	1,240,243
Forecasted revenue	-54% for each forecasted year
Post-tax discount rate	+3.6%

Valuation of intangible asset acquired in business combination

We allocate the fair value of purchase consideration to the tangible assets acquired, liabilities assumed, and intangible assets acquired based on their estimated fair values. The excess of the fair value of purchase consideration over the fair value of these identifiable net assets and liabilities is recorded as goodwill. Determining the fair value of the tangible assets acquired, liabilities assumed, and intangible assets requires management to make significant estimates and assumptions, especially with respect to intangible assets. Significant estimates in valuing certain intangible assets include, but are not limited to, annual growth rates of revenue in the projected period and discount rate. While we use our best estimates and judgements, our estimates are inherently uncertain and subject to refinement.

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

The partners of the Baihui Partnership include Mr. PENG Yongdong and Mr. SHAN Yigang, each holding 50% of limited partnership interests. The Baihui Partnership no longer has right to appoint Executive Directors to our board and CEO nomination right pursuant to our currently effective memorandum and articles of association.

Partnership Committee

The Partnership Committee is the primary management body of the Baihui Partnership. The Partnership Committee shall consist of no more than three partners, and all decisions of the Partnership Committee will be made by certain votes of the members. The authorities of the Partnership Committee include, but not limited to, the following areas:

●	allocating the relevant portion of the annual cash bonus pool for the partner members of management, with any amounts payable to partners who are our directors and executive officers subject to approval of the compensation committee of our board of directors;

●	manage, invest, distribute and dispose of the assets of the Baihui Partnership, including the aggregate deferred bonuses and any income thereof, or Partnership Assets, for the benefit of the partnership; and
●	administrating the election of partners.

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

Bonus Allocation

Each year, the board of directors, acting on the recommendation of our compensation committee, shall approve (i) the aggregate cash bonus pool for senior management of our company for the preceding fiscal year based on a percentage of our adjusted pre-tax operating profits for such fiscal year; and (ii) the allocation of such cash bonus pool between senior management member who are also partners of the Baihui Partnership and who are not partners.

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

Partner Termination, Retirement and Removal

Partners may elect to retire or withdraw from the Baihui Partnership at any time. Conditions of automatic retirement as determined by Baihui Partnership apply to partners. Unless otherwise provided, partners may be removed upon affirmative vote of not less than 75% of all partners, in the event that the Partnership Committee determines that such partner fails to meet any of the qualifying standards and so recommend to Baihui Partnership.

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

Directors and Executive Officers

ZUO Hui, our founder and permanent chairman emeritus, was a pioneer and visionary and respected leader in China’s housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. ZUO, together with Beike’s co-founders, Mr. PENG Yongdong and Mr. SHAN Yigang, had led our senior management to execute his strong vision to build and launch our Beike platform, pioneer the creation of ACN, continuously invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. ZUO’s values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
PENG Yongdong	43	Co-Founder, Chairman of the Board and Chief Executive Officer
SHAN Yigang	50	Co-Founder and Executive Director
XU Tao	49	Executive Director and Chief Financial Officer
XU Wangang	57	Executive Director and Chief Operating Officer
LI Zhaohui (Jeffrey)	47	Director
CHEN Xiaohong	53	Independent Director
ZHU Hansong	53	Independent Director
WU Jun	54	Independent Director

PENG Yongdong has served as our executive director since December 2018 and the chairman of the board of directors since May 2021, and he co-founded Beike with Mr. ZUO and Mr. SHAN. Mr. PENG has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd., which later changed its name to Beike Zhaofang (Beijing) Technology Co., Ltd., since April 2017 and successively served as the vice general manager and general manager of Beijing Lianjia since January 2010. Prior to that, Mr. PENG served as a senior consultant of strategy and revolution at IBM China Company Limited from July 2006 to January 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. from August 2001 to March 2003. Mr. PENG received his bachelor’s degree in electrical engineering and automation from Zhejiang University in June 2001 and an IMBA degree from Tsinghua University in July 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

SHAN Yigang has served as our executive director since July 2018, and he co-founded Beike with Mr. ZUO and Mr. PENG. He served as a director of Beijing Lianjia from December 2007 to September 2021. Mr. SHAN has served as a director of Ziroom Inc. since December 2017. Prior to joining Beijing Lianjia, Mr. SHAN was the co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. from December 1999 to November 2007. Mr. SHAN obtained his EMBA degree from Tsinghua University in January 2019.

XU Tao has served as our executive director since August 2021 and our director from December 2018 to August 2020. He has served as the chief financial officer of Beike since November 2016. Prior to that, Mr. XU was the chief financial officer of Beijing SenseTime Technology Development Co., Ltd. from June to October 2016. From August 2014 to December 2015, he served as the chief financial officer of Beijing Didi Infinity Technology and Development Co., Ltd. From September 2011 to July 2014, Mr. XU served as the chief financial officer of the China Region of Dimension Data Information Technology (Beijing) Co., Ltd. From April 2008 to February 2011, Mr. XU served as the financial director of China region of Sun Microsystems China Co., Ltd. From May 2001 to March 2008, Mr. XU successively served as the financial director of Greater China and chief financial officer at Lucent Technology (China) Co., Ltd. From 1999 to 2001, he worked as the financial manager of Beijing Sohu Internet Information Service Co., Ltd. Prior to that, Mr. XU worked at Pepsi. Mr. XU received his bachelor’s degree in economics from Capital University of Economics and Business in July 1996 and a master’s degree of commerce in international professional accounting from the University of New South Wales in October 2005.

XU Wangang has served as our executive director since May 2021 and our director from December 2018 to 2020. He also served as our chief operating officer since April 2021, and our co-chief operating officer from May 2018 to April 2021. Form July 2017 to May 2018, Mr. XU worked as the head of western region of our Group and was responsible for the overall operation management of the western region of our company. From December 2015 to June 2017, Mr. XU served as the general manager at Sichuan Lianjia Real Estate Brokerage Co., Ltd., our wholly-owned subsidiary. Mr. XU founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. in August 2004, which was deregistered in March 2014. Mr. XU founded Sichuan Eden City Real Estate Brokerage Co., Ltd. in December 2009 and served as the general manager, which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. in April 2011, and was subsequently acquired by Beijing Lianjia in December 2015 and renamed as Sichuan Lianjia Real Estate Brokerage Co., Ltd.. Mr. XU served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. from September 2001 to September 2004. Mr. XU served successively as a staff member and manager in technology R&D department at No. 10 Research Institute of Ministry of Electronics Industries (currently known as China Electronics Technology Group Corporation No.10 Research Institute) from September 1986 to August 2001. Mr. XU graduated from University of Electronic Science and Technology of China with a bachelor’s degree in electronic engineering in July 1986.

LI Zhaohui (Jeffrey) has served as our director since December 2018 and was re-designated as a non-executive director with effect from May 2022. Mr. LI joined Tencent in March 2011 and currently serves as the vice president and head of investment department at Tencent, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. LI served as an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. LI held various positions related to product and business in Google and Nokia. Mr. LI also holds or held directorships at various other public companies. He has been a director of Kuaishou Technology (HKEx: 1024) since March 2017, Zhihu Inc. (NYSE: ZH and HKEx: 2390) since September 2015, and Howbuy Wealth Management Co., Ltd. (NEEQ: 834418) since December 2013. He also served as a director of Fenbi Ltd. (HKEx: 2469) from December 2020 to March 2023 and Missfresh Limited (Nasdaq: MF) from June 2017 to November 2021. Mr. LI received a bachelor’s degree in economics majoring in enterprise management from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

CHEN Xiaohong has served as our independent director since August 2020 and was re-designated as an independent non-executive director with effect from May 2022. Ms. CHEN has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. CHEN served as a managing director at Tiger Global responsible for its investment activities in China from September 2004 to February 2012. Prior to that, Ms. CHEN was at Joyo.com from February 2004 to September 2004 serving as VP of Business Development and at Veronis Suhler Stevenson from July 1994 to February 2004, lastly serving as a managing director. Ms. CHEN currently serves on the board of directors of a number of private companies. Ms. CHEN received her bachelor’s degree in history from Peking University in July 1992 and a master’s degree in library service from Rutgers University in May 1994.

ZHU Hansong has served as our independent director since August 2021 and was re-designated as an independent non-executive director with effect from May 2022. Mr. ZHU worked for Goldman Sachs from June 2000 to December 2019 and held several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. ZHU was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. ZHU worked at China International Capital Corporation Limited from November 1995 to June 2000. Mr. ZHU served as an independent director of Kidswant Children Products Co., Ltd. (SZSE: 301078) from March 2020 to May 2022, and Missfresh Limited (Nasdaq: MF) from June 2021 to September 2022. Mr. ZHU received a bachelor’s degree in economics from Nanjing University in July 1991 and a master’s degree in economics from Peking University in July 1994.

WU Jun has served as our independent director since March 2022 and was re-designated as an independent non-executive director with effect from May 2022. Mr. WU is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. since February 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. where he joined in March 2017. He has also been serving as an independent non-executive director of Beijing Evercare Medical Technology Group Co., Ltd. since July 2021 and a non-independent director of Unilumin Group Co., Ltd. (SZSE: 300232) since May 2022. From August 2010 to May 2017, Mr. WU held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, Mr. WU served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd., a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. WU served as a vice president in the finance department at Huawei Technologies Co., Ltd. from May 2006 to February 2008. From April 1997 to June 2005, Mr. WU worked for Lucent Technology (China) Co., Ltd. and held various positions, lastly as the chief financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd. Prior to that, Mr. WU held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. from January 1991 to April 1995. Mr. WU graduated from the University of International Business and Economics with a diploma majoring in international accounting in July 1989 and he received an MBA degree from City University of Seattle in June 1999.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2022, we paid an aggregate of RMB36.6 million (US$5.3 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

The maximum aggregate number of Class A ordinary shares issuable pursuant to all awards under the plan is 350,225,435.

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

Vesting Schedule.  In general, the Administrator determines the vesting schedule, which is specified in the relevant award agreement.

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

The following table summarizes the options granted under the 2018 Share Option Plan to our directors and executive officers after our initial public offering on the NYSE, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary
	Shares Underlying	Exercise Price
	Options Awarded	(US$/Share)	Date of Grant	Date of Expiration

CHEN Xiaohong	10,965	US$0.00002	July 23, 2021	July 23, 2031

As of February 28, 2023, granted options to purchase an aggregate of 45,211,167 Class A ordinary shares remain outstanding under the 2018 Share Option Plan. No options were or will be granted after our Hong Kong Listing.

2020 Share Incentive Plan

In July 2020, our shareholders and board of directors adopted the 2020 Global Share Incentive Plan, or the 2020 Share Incentive Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Our board of directors resolved to amend the 2020 Share Incentive Plan to comply with Chapter 17 of the Hong Kong Listing Rules in April 2022, effective upon our Hong Kong Listing on May 11, 2022. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2020 Share Incentive Plan is 253,246,913 upon the Hong Kong Listing, excluding 43,407,213 restricted share units representing the same number of underlying Class A ordinary shares that were granted before the Hong Kong Listing. The maximum aggregate number may be renewed subject to our shareholders’ approval in accordance with the Hong Kong Listing Rules and other applicable laws and regulations. The size of the 2020 Share Incentive Plan is to be equitably adjusted in the event of an alteration in our capital structure by way of a capitalization of profits or reserves, bonus issue, rights issue, open offer, subdivision or consolidation of shares or reduction of our share capital in accordance with the Hong Kong Listing Rules and/or other applicable laws.

The following paragraphs describe the principal terms of the 2020 Share Incentive Plan.

Types of awards. The plan permits the awards of options, restricted shares, and restricted share unit awards or other types of awards approved by our board of directors or the compensation committee of the board.

Plan administration. Our board of directors or the compensation committee administer the plan. The board or the compensation committee determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards granted under the 2020 Share Incentive Plan will be evidenced by a written agreement, contract, or other instrument or document, or the award agreement. The award agreement shall include additional provisions specified by the board or the compensation committee. The award agreement shall set forth the number of shares subject to the award and the terms and conditions of the award as determined by the board or the compensation committee.

Options. The exercise price per share subject to an option granted under the 2020 Share Incentive Plan shall be determined by our board of directors and/or the compensation committee and set forth in the award agreement which may be a fixed price but in any event shall not be less than the higher of:

(a) the per-share closing price of our ADSs on the NYSE on the date of grant, which must be an NYSE trading day; and

(b) the average per-share closing price of our ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant.

Unless approved by shareholders, the maximum number of new Class A ordinary shares issued and allotted and to be issued and allotted upon the vesting of the options granted to each participant pursuant to the 2020 Share Incentive Pan (including all exercised and outstanding options) in any 12-month period shall not exceed 1% of our Class A ordinary shares in issue.

Restricted shares. Each award of restricted shares under the 2020 Share Incentive Plan shall be evidenced by an award agreement that shall specify the period of restrictions, the number of restricted shares granted, and such other terms and conditions as our board of directors and/or the compensation committee, in its sole discretion, shall determine. Unless our board of directors and/or the compensation committee determines otherwise, restricted shares shall be held by us as escrow agent until the restrictions on such restricted shares have lapsed. Restricted shares shall be subject to such restrictions on transferability and other restrictions as the board of directors and/or the compensation committee may impose.

Restricted Share Units. Each award of restricted share units under the 2020 Share Incentive Plan shall be evidenced by an award agreement that shall specify any vesting conditions, the number of restricted share units granted, and such other terms and conditions as the board of directors and/or the compensation committee, in its sole discretion, shall determine. At the time of grant, the board of directors and/or the compensation committee shall specify the date or dates on which the restricted share units shall become fully vested and nonforfeitable. Upon vesting, the board of directors and/or the compensation committee, in its sole discretion, may pay restricted share units in the form of cash, shares or a combination thereof.

Eligibility. We may grant awards to our directors, consultants, and employees.

Transfer restrictions. Unless otherwise provided in the provisions of the 2020 Share Incentive Plan, all awards under the 2020 Share Incentive Plan are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

Termination and amendment of the 2020 Share Incentive Plan. Unless terminated earlier, the 2020 Share Incentive Plan has a term of ten years. Our board of directors may, at any time and from time to time, terminate, amend or modify the 2020 Share Incentive Plan. However, no termination, amendment, or modification of the 2020 Share Incentive Plan may adversely affect in any material way any award previously granted pursuant to the 2020 Share Incentive Plan without the prior written consent of the participant or result in any non-compliance with the Hong Kong Listing Rules.

The following table summarizes, as of February 28, 2023, the restricted share units granted under the 2020 Share Option Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares
	Underlying Restricted Share
	Units Awarded	Date of Grant
CHEN Xiaohong	36,870	September 28, 2022
Zhu Hansong	15,801	September 28, 2022

As of February 28, 2023, granted restricted share units to purchase an aggregate of 38,034,252 Class A ordinary shares remain outstanding under the 2020 Share Option Plan.

2022 Share Incentive Plan

In January 2022, our board of directors adopted the 2022 Share Incentive Plan, which became effective in May 2022, to promote the success and enhance our value, by linking the personal interests of our directors, employees, and consultants to those of shareholders and by providing such individuals with an incentive for outstanding performance to generate superior returns to shareholders. The maximum aggregate number of Class A ordinary shares which may be issued pursuant to all awards under the 2022 Share Incentive Plan is 125,692,439.

The following paragraphs describe the principal terms of the 2022 Share Incentive Plan.

Types of awards. The plan permits the awards of options, restricted shares, and restricted share units or other types of awards approved by our board of directors or a designated committee of the board.

Plan administration. The 2022 Share Incentive Plan is administered by our board of directors or one or more designated committees to whom the board may delegate the authority to grant or amend awards under the 2022 Share Incentive Plan to participants, other than any of the board members. Our board of directors or the designated committee determines, among other things, the participants eligible to receive awards, the type or types of awards to be granted to each eligible participant, the number of awards to be granted to each eligible participant, and the terms and conditions of each award grant.

Award agreement. Awards granted will be evidenced by an award agreement. The award agreement shall include additional provisions specified by our board of directors. The award agreement shall set forth the number of shares subject to the award and the terms and conditions of the award as determined by our board of directors.

Eligibility. We may grant awards to our directors, consultants, and employees.

Vesting schedule. Our board of directors determines the vesting schedule, which is specified in the relevant award agreement.

Exercise of awards. The exercise price per share subject to an option is determined by our board of directors and set forth in the award agreement which may be a fixed price or a variable price related to the fair market value of the shares.

Transfer restrictions. Unless otherwise provided in the provisions of the 2022 Share Incentive Plan, all awards under the 2022 Share Incentive Plan are non-transferable and will not be subject in any manner to sale, transfer, anticipation, alienation, assignment, pledge, encumbrance or charge.

Termination and amendment of the 2022 Share Incentive Plan. Unless terminated earlier, the 2022 Share Incentive Plan has a term of ten years. Our board of directors may, at any time and from time to time, terminate, amend or modify the 2022 Share Incentive Plan. However, no termination, amendment, or modification of the 2022 Share Incentive Plan may adversely affect in any material way any award previously granted pursuant to the 2022 Share Incentive Plan without the prior written consent of the participant.

The following table summarizes, as of February 28, 2023, the restricted shares granted under the 2022 Share Incentive Plan to our directors and executive officers. No awards remain outstanding under the 2022 Share Incentive Plan. We did not and will not issue any further awards pursuant to the 2022 Share Incentive Plan after the Hong Kong Listing.

	Class A Ordinary
	Shares Underlying
	Awards Awarded	Date of Grant
PENG Yongdong	71,824,250	May 5, 2022
SHAN Yigang	53,868,189	May 5, 2022

C.Board Practices

Board of Directors

Our board of directors consists of eight directors. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or transaction or proposed contract or transaction with our company is required to declare the nature of his or her interest at a meeting of our directors. Subject to the New York Stock Exchange rules, the Hong Kong Listing Rules and disqualification by the chairman of the relevant board meeting, a director may vote with respect to any contract, proposed contract or arrangement notwithstanding that he or she may be interested therein, and if he or she does so his or her vote shall be counted and he or she may be counted in the quorum at any meeting of our directors at which any such contract or proposed contract or arrangement is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge its undertaking, property and assets (present and future) and uncalled capital or any part thereof, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.

Committees of the Board of Directors

We have established four committees under the board of directors: an audit committee, a compensation committee, a nomination committee and a corporate governance committee. We have adopted a charter for each of the four committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee consists of CHEN Xiaohong, ZHU Hansong and WU Jun. CHEN Xiaohong is the chairperson of our audit committee. We have determined that CHEN Xiaohong, ZHU Hansong and WU Jun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that CHEN Xiaohong qualifies as an “audit committee financial expert,” and is an independent non-executive director with the appropriate accounting and related financial management expertise as required under Rules 3.10(2) and 3.21 of the Hong Kong Listing Rules. The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the requirements regarding the audit committee in the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	making recommendations on the appointment of the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
●	reviewing with the independent auditors any audit problems or difficulties and management’s response;
●	discussing the annual audited financial statements with management and the independent auditors;
●	reviewing the adequacy and effectiveness of our risk management, accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;
●	overseeing the fairness and appropriateness of our proposed related party transactions;
●	meeting separately and as often as it determines necessary with management and the independent auditors;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and
●	assuming other duties and responsibilities as required under the Corporate Governance Rules of the New York Stock Exchange and the Hong Kong Listing Rules.

Compensation Committee.  Our compensation committee consists of WU Jun, CHEN Xiaohong and ZHU Hansong. WU Jun is the chairperson of our compensation committee. We have determined that WU Jun, CHEN Xiaohong and ZHU Hansong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the requirements regarding the compensation committee in the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, with delegated responsibility, or recommending to the board for its approval, the compensation for our executive directors, chief executive officer and other executive officers;
●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;
●	reviewing periodically and approving, or recommending to the board for its approval, any incentive compensation or equity plans, programs or similar arrangements;
●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management; and
●	assuming other duties and responsibilities as required under the Corporate Governance Rules of the New York Stock Exchange and the Hong Kong Listing Rules.

Nomination Committee.  Our nomination committee consists of CHEN Xiaohong, SHAN Yigang and ZHU Hansong. CHEN Xiaohong is the chairperson of our nomination committee. We have determined that CHEN Xiaohong and ZHU Hansong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nomination committee is also in compliance with Rule 3.27A of the Hong Kong Listing Rules, the requirements in respect of nomination committee in the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules and the requirements regarding corporate governance committee under Chapter 8A of the Hong Kong Listing Rules. The primary duties of the nomination committee are, among other things:

●	to make recommendations to the Board regarding the appointment of directors and board succession.
●	to review the structure, size and composition of the board at least annually and make recommendations on any proposed changes to the board to complement the Company’s corporate strategy; and
●	assess the independence of the directors.

Corporate Governance Committee. Our corporate governance committee consists of ZHU Hansong, CHEN Xiaohong and WU Jun. ZHU Hansong is the chairperson of our corporate governance committee. We have determined that ZHU Hansong, CHEN Xiaohong and WU Jun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance committee is also in compliance with the requirements in respect of corporate governance committee in the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules and with the requirements regarding corporate governance committee under Chapter 8A of the Hong Kong Listing Rules. The primary duties of the corporate governance committee are, among other things, to ensure that we are operated and managed for the benefit of all shareholders and to ensure our compliance with the Hong Kong Listing Rules and safeguards relating to the weighted voting right structures of us. In accordance with Rule 8A.30 of the Hong Kong Listing Rules and the Corporate Governance Code as set out in Appendix 14 to the Hong Kong Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes, among others:

●	to develop and review periodically, the corporate governance principles adopted by the board to assure that they are appropriate for us and comply with the requirements of the Hong Kong Stock Exchange, and recommend any desirable changes to the board;
●	to advise the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;
●	to review our compliance with Appendix 14 to the Hong Kong Listing Rules and disclosure in the corporate governance report under Appendix 14 to the Hong Kong Listing Rules;
●	to review and monitor whether we are operated and managed for the benefit of all its shareholders;
●	to review and monitor all risks related to our weighted voting rights structure and the management of conflicts of interests, make a recommendation to the board on any matter where there is any risk or a potential conflict of interest between Beike and any beneficiary of weighted voting rights, and confirm, on an annual basis, that the beneficiaries of weighted voting rights have complied with certain Hong Kong Listing Rules; and
●	to oversee the management of ESG related matters.

Duties of Directors

Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

●	convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;
●	declaring dividends and distributions;
●	appointing officers and determining the term of office of the officers;
●	exercising the borrowing powers of our company and mortgaging the property of our company; and
●	approving the transfer of shares in our company, including the registration of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors may be elected by an ordinary resolution of our shareholders. Each Class A ordinary share and each Class B ordinary share shall entitle its holder to one vote on a poll at a general meeting in respect of a resolution approving the appointment, election or removal of any independent non-executive director (as defined in our currently effective memorandum and articles of association). Alternatively, our board of directors may, by the affirmative vote of a simple majority of the directors present and voting at a board meeting appoint any person as a director to fill a casual vacancy on our board or as an addition to the existing board. Any director so appointed shall hold office only until our next following annual general meeting and shall then be eligible for re-election at that meeting. Our directors shall serve and hold office until expiry of his or her terms or until such time as they are removed from office by ordinary resolutions of the shareholders. At our annual general meeting, the independent non-executive directors for the time being shall retire from office by rotation provided that every independent non-executive director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. A retiring independent non-executive director shall retain office until the close of the meeting at which he retires and shall be eligible for re-election thereat. Pursuant to our currently effective articles of association, our board of directors shall consist of not less than three but not more than nine directors. In addition, a director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) dies or is found to be or becomes of unsound mind; (iii) resigns his or her office by notice in writing to us; (iv) without special leave of absence from the Board, is absent from meetings of the Board for four consecutive meetings and the Board resolves that his office be vacated; or (v) is removed from office pursuant to any other provision of our articles of association.

D.Employees

We had a total of 98,540 employees as of December 31, 2022. The following table sets forth the numbers of our employees categorized by function as of December 31, 2022.

Number of
Function	Employees
Agents and supporting staff	74,066
Platform operations	7,751
Research and development	1,901
Business development, sales and marketing	6,152
Administration and management	8,670
Total	98,540

As of December 31, 2022, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2023 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 3,565,149,910 Class A ordinary shares (excluding the 29,382,681 Class A ordinary shares issued to the depositary bank for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our share incentive plans) and 156,122,226 Class B ordinary shares outstanding as of February 28, 2023.

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

	Ordinary Shares Beneficially Owned
					%of
	Class A	Class B	Total Ordinary	% of	Aggregate
	Ordinary	Ordinary	Shares on an As	Beneficial	Voting
	Shares	Shares	Converted Basis	Ownership	Power **
Directors and Executive Officers*:
PENG Yongdong(1)	73,059,931	108,880,594	181,940,525	4.9%	22.7%
SHAN Yigang(2)	54,404,332	47,241,632	101,645,964	2.7%	10.3%
XU Tao(3)	9,100,000	—	9,100,000	0.2%	0.2%
XU Wangang(4)	46,798,991	—	46,798,991	1.3%	0.9%
LI Zhaohui (Jeffrey)	—	—	—	—	—
CHEN Xiaohong(5)	22,205,724	—	22,205,724	0.6%	0.4%
ZHU Hansong(6)	11,913	—	11,913	0.0%	0.0%
WU Jun	—	—	—	—	—
All Directors and Executive Officers as a Group	205,580,891	156,122,226	361,703,117	9.7%	34.5%
Principal Shareholders:
Propitious Global Holdings Limited(7)	885,301,280	—	885,301,280	23.8%	17.3%
Baihui Partners L.P.(8)	885,301,280	—	885,301,280	23.8%	17.3%
Entities affiliated with Tencent(9)	410,842,111	—	410,842,111	11.0%	8.0%

Notes:

*

Except as indicated otherwise below, the address of our directors and executive officers is Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. LI Zhaohui is Beijing Asian Finance Building, No.1 Tianchen East Road, Chaoyang District, Beijing, People’s Republic of China. The address of Mr. SHAN Yigang is Building 16, 5 Jiang Tai Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Ms. CHEN Xiaohong is Room 1001, Liangmaqiao DRC Office Building D1, Chaoyang District, Beijing, People’s Republic of China. The address of Mr. ZHU Hansong is 20-2-801, Yi An Jia Yuan, Beiwa Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. WU Jun is No. 88-1, Longhu Yanlanshan, Shunyi District, Beijing, People’s Republic of China.

**

For each person or group included in this column, percentage of total voting power represents voting power based on both Class A and Class B ordinary shares held by such person or group with respect to all of our outstanding Class A and Class B ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share. Each holder of our Class B ordinary shares is entitled to ten votes per share, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. Our Class B ordinary shares are convertible at any time by the holder into Class A ordinary shares on a one-for-one basis.

(1)	Represents 108,880,594 Class B ordinary shares and 73,059,931 Class A ordinary shares held by Ever Orient International Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. PENG Yongdong. The registered address of Ever Orient International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 47,241,632 Class B ordinary shares and 54,404,332 Class A ordinary shares held by Clover Rich Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. SHAN Yigang. The registered address of Clover Rich Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents (i) 4,433,479 Class A ordinary shares held by New Eminence International Limited, a company incorporated in the British Virgin Islands, (ii) 1,650,000 Class A ordinary shares held by Great Polaris Holdings Limited, a company incorporated in the British Virgin Islands, and (iii) 3,016,521 Class A ordinary shares held by Ideal Elect Limited, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Tao. The registered address of New Eminence International Limited is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Great Polaris Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Ideal Elect Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents (i) 20,454,655 Class A ordinary shares held by Blossom South Limited, a company incorporated in the British Virgin Islands, (ii) 7,075,188 Class A ordinary shares held by Myriad Talent Investment Limited, a company incorporated in the British Virgin Islands, and (iii) 19,269,148 Class A ordinary shares held by GainWell Investment Corp, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Wangang. The registered address of Blossom South Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Myriad Talent Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of GainWell Investment Corp is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Represents (i) 14,844,735 Class A ordinary shares (including 9,000,000 Class A ordinary shares represented by ADSs) held by H Capital V, L.P., a limited partnership incorporated in the Cayman Islands and wholly owned by H Capital V GP, L.P (which is wholly owned by H Capital V GP, Ltd.), (ii) 7,313,160 Class A ordinary shares held by H Capital XM, L.P. a limited partnership incorporated in the Cayman Islands and wholly owned by H Capital XM GP, Ltd., (iii) 36,864 Class A ordinary shares held by Ms. CHEN Xiaohong in the form of 12,288 ADSs, and (iv) 10,965 Class A ordinary shares that Ms. CHEN may acquire upon exercise of options within 60 days as of February 28, 2023. Ms. CHEN is a director of H Capital V GP, Ltd. and H Capital XM GP, Ltd. and may be deemed as the beneficial owner of these shares. The registered address of H Capital V, L.P. and H Capital XM, L.P. is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.
(6)	Represents 11,913 Class A ordinary shares held by Mr. ZHU Hansong in the form of 3,971 ADSs.
(7)	Represents 885,301,280 Class A ordinary shares held by Propitious Global Holdings Limited, a company incorporated in the British Virgin Islands. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands. Grain Bud Holding Limited is wholly owned by Z&Z Trust. Cantrust (Far East) Limited, a company incorporated in the British Virgin Islands, is acting as the trustee for Z&Z Trust. Mrs. ZUO, the spouse of Mr. ZUO Hui, controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 885,301,280 Class A ordinary shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Grain Bud Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. Information regarding beneficial ownership is reported as of May 11, 2022, based on the information contained in the Schedule 13D/A filed by Grain Bud Holding Limited, among other reporting persons, with the SEC on May 18, 2022.

(8)	Represents 885,301,280 Class A ordinary shares held by Propitious Global Holdings Limited, which has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 885,301,280 Class A ordinary shares held by Propitious Global Holdings Limited. Baihui Partners L.P. is a Cayman Islands exempted limited partnership whose principal business office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(9)	Represents (i) 49,169,495 Class A ordinary Shares held by Morespark Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (ii) 33,625,445 Class A ordinary shares held by Parallel Stellar Investment Limited, a company incorporated in the Cayman Islands, which is beneficially owned and controlled by Tencent; (iii) 245,499,801 Class A ordinary shares (including 20,400,000 Class A ordinary shares represented by 6,800,000 ADSs) held by Tencent Mobility Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (iv) 78,947,370 Class A ordinary shares held by Parallel Galaxy Investment Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; and (v) 3,600,000 Class A ordinary shares represented by 1,200,000 ADSs held by Sunshine Peak Holding Limited, a company beneficially owned and controlled by Tencent. The registered address of Morespark Limited, Tencent Mobility Limited and Parallel Galaxy Investment Limited is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Parallel Stellar Investment Limited is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of May 11, 2022, based on the information contained in the Schedule 13D/A filed by Tencent Holdings Limited, among other reporting persons, with the SEC on May 16, 2022.

To our knowledge, as of February 28, 2023, a total of 1,951,089,957 Class A ordinary shares are held by one record holder in the United States, being The Bank of New York Mellon, the depositary of our ADS program. None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

We have been informed by our Cayman Islands legal counsel that the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America (the “Foreign Court”) of a debt or definite sum of money against us (other than a sum of money payable in respect of taxes or other charges of a like nature, or in respect of a fine or other penalty (which may include a multiple damages judgment in an anti-trust action)). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against us, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by applying the law of equity and determining whether the principle of comity requires recognition. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 12 years of the judgment becoming enforceable, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of the U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands, and it is therefore uncertain whether such civil liability judgments from the Foreign Court would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our officers and directors are located in China, and it will be more difficult to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with The VIE and Its Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ziroom Inc.

We had related party transactions with Ziroom Inc., its subsidiaries and consolidated affiliated entities (collectively, “Ziroom”), a group that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Ziroom in the amount of RMB128 million, RMB158 million and RMB124 million (US$18 million) in 2020, 2021 and 2022, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Ziroom, online marketing services revenue, and interest income from loans provided to Ziroom. We incurred costs related to services from Ziroom in the amount of RMB1,025 thousand, RMB7.9 million and RMB8.1 million (US$1.2 million) in 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, Ziroom had amounts due to us of RMB336 million, RMB349 million and RMB345 million (US$50 million), respectively, primarily including commission receivables. As of December 31, 2020, 2021 and 2022, we had amounts due to Ziroom of RMB21 million, RMB31 million and RMB34 million (US$4.9 million), respectively.

Transactions with Yuanjing Mingde

We had related party transactions with Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries (collectively, “Yuanjing Mingde”), a group that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Yuanjing Mingde in the amount of RMB127 million, RMB4 million and RMB5 million (US$751 thousand) in 2020, 2021 and 2022, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Yuanjing Mingde, and interest income from loans provided to Yuanjing Mingde. We incurred costs related to services and purchases from Yuanjing Mingde in the amount of RMB9 million, RMB31 million and RMB27 million (US$4 million) in 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, Yuanjing Mingde had amounts due to us of RMB16 million, RMB7 million and RMB7 million (US$1 million), respectively. As of December 31, 2020, 2021 and 2022, we had amounts due to Yuanjing Mingde of RMB3 million, RMB9 million and RMB7 million (US$1 million), respectively.

In November 2018, we entered into a six-month RMB1.9 billion loan agreement with Yuanjing Mingde at a fixed borrowing rate of 10%. Yuanjing Mingde has fully repaid the loan in July 2020.

Transactions with Beiwoo

We had related party transactions with Beijing Beiwoo Decoration Co., Ltd. (formerly known as Vanlian (Beijing) Decoration Co., Ltd.) (“Beiwoo”), previously an affiliate of our company which became a wholly-owned subsidiary of ours on January 5, 2022. We had commission service and marketing service revenue from cooperation on property renovation business with Beiwoo in the amount of RMB15 million, RMB175 million and nil in 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, Beiwoo had amounts due to us of RMB22 million, RMB209 million and nil, respectively. As of December 31, 2020, 2021 and 2022, we had amounts due to Beiwoo of RMB879 thousand, RMB144 million and nil, respectively.

Transactions with IFM

We had related party transactions with IFM Investments Limited (“IFM”), an affiliate of our company in which we hold 37.6% interest. We had revenues from IFM in the amount of RMB44 million, RMB72 million and RMB65 million (US$9.4 million) in 2020, 2021 and 2022, respectively, including revenue from technical and training support services provided to IFM, revenue from customer referrals and interest income from loans provided to IFM. We incurred costs related to services from IFM in the amount RMB9 million, RMB11 million and RMB6 million (US$810 thousand) in 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, IFM had amounts due to us of RMB7 million, RMB8 million and RMB7 million (US$1 million), respectively. As of December 31, 2020, 2021 and 2022, we had amounts due to IFM of RMB15 million, RMB23 million and RMB27 million (US$3.9 million), respectively. We had short-term loan receivable from IFM of RMB20 million, RMB20 million and RMB20 million (US$2.9 million) as of December 31, 2020, 2021 and 2022, respectively.

Transactions with Shengdu

Before we completed the acquisition of Shengdu on April 20, 2022 and began to consolidate its financial results, Shengdu was considered a related party of ours during the period from December 10, 2021 to April 19, 2022. Within such period, we had had revenues from Shengdu in the amount of RMB7.6 million in 2021 and RMB8.7 million (US$1.3 million) in the period from January 1 2022 to April 19, 2022, including revenue from agency services and other services provided to Shengdu.

As of December 31, 2021, Shengdu had amounts due to us of RMB6.4 million, and we had amounts due to Shengdu of RMB1.5 million.

Transactions with Xinhewan

We had related party transactions with Shanghai Xinhewan Industrial Development Co., Ltd (“Xinhewan”), a previous affiliate of our company in which we held 20.0% interest from January 18, 2022 to January 9, 2023. We had interest income from loans provided to Xinhewan in the amount of RMB4.3 million (US$0.6 million) in 2022.

As of December 31, 2022, we had long-term loans to Xinhewan in the amount of RMB17.9 million (US$2.6 million) and short-term portion of long-term loans to Xinhewan in the amount of RMB14.6 million (US$2.1 million).

Transactions with Tencent

We had related party transactions with Tencent, one of our principal shareholders. We incurred expenses related to services from Tencent in the amount of RMB39 million, RMB194 million and RMB160 million (US$23 million) in 2020, 2021 and 2022, respectively, including advertising resources utilization and cloud technology provided by Tencent which we activated our rights to utilize pursuant to the business cooperation agreement we entered with Tencent in late 2018. We derived revenues of RMB1.6 million and RMB745 thousand (US$108 thousand) in 2021 and 2022 for technical services provided to Tencent.

As of December 31, 2020, we had amounts due from and prepayments to Tencent of RMB35 million, which mainly consist of prepayment for advertising resources, marketing and cloud services amounting to RMB11 million, and RMB24 million withheld by Tencent in relation to reissuance of treasury shares in 2019, which was received in 2021. As of December 31, 2021, we had amounts due from and prepayments to Tencent of RMB175 thousand. We had amounts due to Tencent of RMB35 million as of December 31, 2021, which mainly consist of cloud services payable to Tencent. As of December 31, 2022, we had amounts due from and prepayments to Tencent of RMB2 million (US$0.3 million). We had amounts due to Tencent of RMB35 million (US$5 million) as of December 31, 2022, which mainly consist of cloud services payable to Tencent.

Transactions with Brokerage Firms

We had related party transactions with brokerage firms in which we have significant influence. We had revenues from commission support services and platform and franchise services provided to those brokerage firms in the amount of RMB203 million, RMB432 million and RMB454 million (US$66 million) in 2020, 2021 and 2022, respectively. We incurred costs related to services from those brokerage firms in the amount of RMB426 million, RMB832 million and RMB674 million (US$98 million) in 2020, 2021 and 2022, respectively.

As of December 31, 2020, 2021 and 2022, the brokerage firms had amounts due to us of RMB11 million, RMB10 million and RMB20 million (US$2.8 million), respectively. As of December 31, 2020, 2021 and 2022, we had amounts due to the brokerage firms of RMB214 million, RMB340 million and RMB316 million (US$46 million), respectively.

Transactions with Mrs. ZUO

On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of our company, entered into a donation agreement, or the Donation Agreement, with Mrs. ZUO, one of our principal shareholders, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by our company, or the Huaqiao Scholarship. Our company agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. During the year ended December 31, 2022, donation payment of RMB10 million was made by the Donator to a bank account designated by our company.

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

Termination of Registration Rights. Our shareholders’ registration rights will terminate (i) if we complete a liquidation, (ii) all such registrable securities proposed to be sold by a shareholder may then be sold under Rule 144 (b)(1)(i) promulgated under the Securities Act without limitation under any of the other requirements of Rule 144, or (iii) after five years of the completion of our initial public offering.

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

Legal Proceedings

From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in our company as its research showed that our company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in the above-named securities class action base their allegations mainly on the allegations in the Muddy Waters Report. Plaintiffs allege, in sum and substance, that our company’s disclosures were materially false and/or misleading because they: (i) inflated our company’s GTV; (ii) inflated our company’s revenues; and (iii) inflated the number of stores and agents using our company’s platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. We intend to vigorously defend ourselves against this and any related litigation. As confirmed by our legal counsel based on their review of the amended complaint filed by Lead Plaintiff on June 17, 2022, we believe the allegations in this action are without merit as the amended complaint’s allegations are conclusory, and we intend to vigorously defend ourselves against this action and any related litigation, including by arguing that Plaintiffs have failed to state any claim as a matter of law. Motion-to-dismiss briefing was completed on December 7, 2022, and we now await a decision from the court. As the action remains in its preliminary stage, we cannot predict the timing, outcome or consequences of the class action. Regardless of the outcome, however, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.”

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

We have not declared or paid any cash dividends on our ordinary shares in the past three years. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiaries in China for our cash requirements, including any payment of dividends to our shareholders. PRC regulations may restrict the ability of our PRC subsidiaries to pay dividends to us. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange and Dividend Distribution.”

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

Item 9.The Offer and Listing

A.Offer and Listing Details

Our ADSs, each representing three of our Class A ordinary shares, have been listed on NYSE since August 13, 2020. Our ADSs are traded under the symbol “BEKE.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since May 11, 2022 under the stock code “2423.”

B.Plan of Distribution

Not applicable.

C.Markets

Our ADSs have been listed on the NYSE since August 13, 2020 under the symbol “BEKE.”

Our Class A ordinary shares have been listed on the Hong Kong Stock Exchange since May 11, 2022 under the stock code “2423.”

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

Objects of Our Company. Under our currently effective memorandum and articles of association, the objects of our company are unrestricted and we have the full power and authority to carry out any object not prohibited by the Companies Act or any other law of the Cayman Islands.

Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Holders of our Class A ordinary shares and Class B ordinary shares will have the same rights except for voting and conversion rights. Our ordinary shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Conversion. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time at the option of the holder thereof, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events and our company and the relevant holder of Class B ordinary shares must notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in paragraphs (e), (f) and (g) below:

(a)	the death of the holder of such Class B ordinary shares (or, where the holder is a Director Holding Vehicle (as defined in our currently effective memorandum and articles of association) wholly-owned and wholly-controlled by a Co-Founder (as defined in our currently effective memorandum and articles of association), the death of the Co-Founder holding and controlling such Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder);
(b)	the holder of such Class B ordinary shares ceasing to be our director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder for any reason;
(c)	the holder of such Class B ordinary shares (or, where the holder is a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, the Co-Founder holding and controlling such Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder) being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as our director;
(d)	the holder of such Class B ordinary shares (or, where the holder is a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, the Co-founder holding and controlling such Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder) being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules;
(e)	the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share (through voting proxies or otherwise), other than (i) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance; and (ii) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder;

(f)	neither of the holders of Class B ordinary shares having control over the exercise of the voting rights of the Shares held by Propitious Global Holdings Limited immediately upon completion of the listing of our company’s Class A ordinary shares on the Hong Kong Stock Exchange (the “Subject Shares”) for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Hong Kong Listing Rules (including the requirements under Rule 10.07 of the Hong Kong Listing Rules), (i) any sale, transfer, assignment or disposition of any part or all of the Subject Shares by Propitious Global Holdings Limited to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of the Subject Shares or Propitious Global Holdings Limited to any person (the above activities are collectively referred to as “Transactions”), and (B) consequentially resulting in the loss of control over the exercise of the voting rights of the relevant Subject Shares that are subject to the Transactions, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or
(g)	a Director Holding Vehicle holding such Class B ordinary shares no longer complies with the principle that the weighted voting rights attached to a beneficiary’s shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

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

Voting Rights. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. At any general meeting, a resolution put to the vote of the meeting shall be decided on a poll, save that the chairman of the meeting may, in good faith, allow a resolution which relates purely to a procedural or administrative matter as prescribed under the Hong Kong Listing Rules to be voted on by a show of hands.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than three-fourth of the votes attaching to the issued and outstanding ordinary shares cast at a meeting. A special resolution will be required for important matters such as a change of name or making changes to our currently effective memorandum and articles of association. Both ordinary resolutions and special resolutions may also be passed by a unanimous written resolution signed by all the shareholders of our company, as permitted by the Companies Act and our memorandum and articles of association. Our shareholders may, among other things, divide or consolidate their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we shall in each financial year hold a general meeting as our annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

Shareholders’ general meetings may be called by the chairman or a majority of our board of directors. Advance written notice of at least twenty-one (21) calendar days is required for the convening of our annual general shareholders’ meeting (if any) and advance written notice of at least fourteen (14) calendar days is required for the convening of any other general meeting of our shareholders. A quorum required for any general meeting of shareholders consists of at least one shareholder present in person or by proxy or by electronic or virtual means, holding shares which carry in aggregate not less than ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of our company.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth (1/10) of all votes attaching to all issued and outstanding shares of our company (on a one vote per share basis) entitled to vote at general meetings of our shareholders (on a one vote per share basis), in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Except for the aforementioned, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings, save only in the circumstances that after the publication of the notice of a general meeting by our company, if a shareholder wishes to propose a person for election as a director of our company at the general meeting, such a shareholder may deposit a written notice (the “Notice”) with the company secretary. The period for lodgment of the Notice will commence no earlier than the day after the dispatch of the notice of the general meeting and end no later than ten business days prior to the date of such meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out in our currently effective memorandum and articles of association as set out below, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors provided always that it shall be in such a form prescribed by the Hong Kong Stock Exchange.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;
●	the instrument of transfer is in respect of only one class of ordinary shares;
●	the instrument of transfer is properly stamped, if required;
●	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four (4); and
●	a fee of such maximum sum as the New York Stock Exchange and the Hong Kong Stock Exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three (3) calendar months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of the New York Stock Exchange and the Hong Kong Stock Exchange, be suspended and our register of members (shareholders) closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than thirty (30) calendar days in any calendar year as our board of directors may determine (or such longer period as the shareholders may by ordinary resolution determine provided that such period shall not be extended beyond sixty (60) calendar days in any calendar year).

Liquidation. On the winding up of our company, if the assets available for distribution amongst our shareholders shall be more than sufficient to repay the whole of the share capital at the commencement of the winding up, the surplus shall be distributed amongst our shareholders in proportion to the par value of the shares held by them at the commencement of the winding up, subject to a deduction from those shares in respect of which there are monies due, of all monies payable to our company for unpaid calls or otherwise. If our assets available for distribution are insufficient to repay the whole of the share capital, the assets will be distributed so that as nearly as may be the losses are borne by our shareholders in proportion to the par value of the shares held by them.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least fourteen (14) days prior to the specified time of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined, before the issue of such shares, by our board of directors or by a special resolution of our shareholders. Our company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors or by an ordinary resolution of our shareholders. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital (including share premium account and capital redemption reserve) if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act, no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding, or (c) if our company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes, the rights attached to any such class may, subject to any rights or restrictions for the time being attached to any class, only be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of three-fourths in nominal value of the issued shares of that class present in person or by proxy and voting at such meeting. Our company shall not vary the rights of the Class B ordinary shares so as to increase the number of votes to which each Class B ordinary share is entitled. The rights attached to, or otherwise attached to, or otherwise conferred upon the holders of the shares of any class issued with preferred or other rights shall not, subject to any rights or restrictions for the time being attached to the shares of that class, be deemed to be materially adversely varied by, inter alia, the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or the redemption or purchase of any shares of any class by our company. The rights attached, to or otherwise conferred upon the holders of, the shares of any class shall not be deemed to be materially adversely varied by the creation or issue of shares with preferred or other rights including, without limitation, the creation of shares with enhanced or weighted voting rights.

Issuance of Additional Shares. Our currently effective memorandum and articles of association authorize our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares, without the need for any approval or consent from our shareholders but subject to the restrictions set out in our currently effective memorandum and articles of association.

Our currently effective memorandum and articles of association also authorize our board of directors, without the need for any approval or consent from our shareholders, to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

●	the designation of the series;
●	the number of shares of the series;
●	the dividend rights, dividend rates, conversion rights, voting rights; and
●	the rights and terms of redemption and liquidation preferences.

Subject to the restrictions set out in our currently effective memorandum and articles of association, our board of directors may issue preferred shares without the need for any approval or consent from, or other action by, our shareholders to the extent authorized but unissued. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (save for our memorandum and articles of association and our register of mortgages and charges). However, we will provide our shareholders with annual audited financial statements and the principal register and any branch register of our company shall during business hours be kept open to inspection by any of our shareholders without charge. See “Item 10. Additional Information—H. Documents on Display.”

Anti-Takeover Provisions. Some provisions of our currently effective memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders;
●	authorize our board of directors to issue Class A ordinary shares out of the authorised but unissued Class A ordinary shares in their absolute discretion and without approval of our shareholders, subject to the grant of a general mandate for such issuance by our shareholders from time to time; and
●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company held by such shareholder (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

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

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided that the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by (i) 75% in value of the members or class of members or (ii) a majority in number representing 75% in value of the creditors or class of creditors, in each case depending on the circumstances, as are present at a meeting called for such purpose and thereafter sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

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

Shareholders’ Suits. In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company, and as a general rule a derivative action may not be brought by a minority shareholders. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of our company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;
●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and
●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our currently effective memorandum and articles of association provide that we shall indemnify our officers and directors against all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such directors or officer, other than by reason of such person’s dishonesty, willful default or fraud, in or about the conduct of our company’s business or affairs (including as a result of any mistake of judgment) or in the execution or discharge of his duties, powers, authorities or discretions, including without prejudice to the generality of the foregoing, any costs, expenses, losses or liabilities incurred by such director or officer in defending (whether successfully or otherwise) any civil proceedings concerning our company or its affairs in any court whether in the Cayman Islands or elsewhere. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

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

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided that it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth (1/10) of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders (on a one vote per share basis), in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting, and such shareholders may also add resolutions to the agenda of any of our general meeting. Except for the aforementioned, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings, save only in the circumstances that after the publication of the notice of a general meeting by our company, if a shareholder wishes to propose a person for election as a director of our company at the general meeting, such a shareholder may deposit the Notice with the company secretary. The period for lodgment of the Notice will commence no earlier than the day after the dispatch of the notice of the general meeting and end no later than ten (10) business days prior to the date of such meeting. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we shall in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

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

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our currently effective memorandum and articles of association, whenever the capital of our company is divided into different classes, the rights attached to any such class may only be varied with the consent in writing of the holders of not less than three-fourths in nominal value of the issued shares of that class or with the sanction of a resolution passed at a separate meeting of the holders of the shares of that class by the holders of three-fourths in nominal value of the issued shares of that class present in person or by proxy and voting at such meeting. Our company shall not vary the rights of the Class B ordinary shares so as to increase the number of votes to which each Class B ordinary share is entitled.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under the Companies Act and our currently effective memorandum and articles of association, our memorandum and articles of association may only be amended by a special resolution of our shareholders (on a one vote per share basis).

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

D.Exchange Controls

The Cayman Islands currently has no exchange control restrictions. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Exchange and Dividend Distribution.”

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;

●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities;

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

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2022. However, no assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares and ADSs from time to time (which may be volatile). In particular, declines in the market price of our ADSs increased our risk of becoming a PFIC. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Additionally, it is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

If we are classified as a PFIC for any year during which a U.S. Holder holds the ADSs or our Class A ordinary shares, we will generally continue to be treated as a PFIC for all succeeding years during which such U.S. Holder holds the ADSs or our Class A ordinary shares, unless we were to cease to be a PFIC and such U.S. Holder were to make a “deemed sale” election with respect to the ADSs or our Class A ordinary shares.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company Rules,” the gross amount of any distributions paid on the ADSs or Class A ordinary shares (including the amount of any PRC tax withheld) out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in the gross income of a U.S. Holder as dividend income on the day actually or constructively received by the U.S. Holder, in the case of Class A ordinary shares, or by the depositary, in the case of ADSs. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution we pay will generally be treated as a “dividend” for U.S. federal income tax purposes.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares.Depending on the U.S. Holder’s particular facts and circumstances and subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead, subject to applicable limitations, claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Sale or Other Disposition

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize gain or loss upon the sale or other disposition of ADSs or Class A ordinary shares in an amount equal to the difference between the amount realized upon the disposition and the holder’s adjusted tax basis in such ADSs or Class A ordinary shares. The gain or loss will generally be capital gain or loss. Individuals and other non-corporate U.S. Holders who have held the ADSs or Class A ordinary shares for more than one year will generally be eligible for reduced tax rates. The deductibility of a capital loss may be subject to limitations. Any such gain or loss that the U.S. Holder recognizes will generally be treated as U.S. source income or loss for foreign tax credit limitation purposes, which will generally limit the availability of foreign tax credits.

As described in “Item 10. Additional Information—E. Taxation-PRC Taxation,” if we are deemed to be a PRC resident enterprise under the EIT Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to recently issued United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the recently issued United States Treasury regulations.

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

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election with respect to such stock. If a U.S. Holder makes this election with respect to the ADSs or Class A ordinary shares, the holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs or Class A ordinary shares held at the end of the taxable year over the adjusted tax basis of such ADSs or Class A ordinary shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs or Class A ordinary shares over the fair market value of such ADSs or Class A ordinary shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs or Class A ordinary shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of the ADSs or Class A ordinary shares and we cease to be a PFIC, the holder will not take into account the gain or loss described above during any period that we are not a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of the ADSs or Class A ordinary shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are tradable on the New York Stock Exchange, which is a qualified exchange, and our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which should constitute a qualified exchange or other market. We anticipate that the ADSs and Class A ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

If a U.S. Holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. You should consult your tax advisor regarding any reporting requirements that may apply to you and the U.S. federal income tax consideration of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

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

Item 11.Quantitative and Qualitative Disclosures about Market Risk

Foreign Exchange Risk

Substantially all of our revenues and expenses are denominated in RMB. We do not believe that we currently have any significant direct foreign exchange risk. Although our exposure to foreign exchange risks should be limited in general, the value of your investment in the Class A ordinary shares or ADSs will be affected by the exchange rate between U.S. dollar and Renminbi because the value of our business is effectively denominated in Renminbi, while the Class A ordinary shares and ADSs will be traded in Hong Kong dollars and U.S. dollars, respectively.

The value of the Renminbi against the U.S. dollar and other currencies is affected by changes in China’s political and economic conditions and by China’s foreign exchange policies, among other things. In July 2005, the PRC government changed its decades-old policy of pegging the value of the Renminbi to the U.S. dollar, and the Renminbi appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation subsided and the exchange rate between the Renminbi and the U.S. dollar remained within a narrow band. Since June 2010, the Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. The depreciation of the Renminbi against the U.S. dollars was approximately 8.2% in the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

To the extent that we need to convert U.S. dollars into RMB for our operations, appreciation of the RMB against the U.S. dollar would have an adverse effect on the RMB amounts we receive from the conversion. Conversely, if we decide to convert RMB into U.S. dollars for the purpose of making payments for dividends on our Class A ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amounts available to us.

As of December 31, 2022, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB47.0 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.0 billion. Assuming we had converted RMB47.0 billion into U.S. dollars at the exchange rate of RMB6.8972 for US$1.00 as of December 30, 2022, our U.S. dollar cash balance would have been US$8.8 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$8.1 billion instead.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. The market value of fixed-rate securities may be adversely impacted due to the rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2022, our exposure to such interest rate risk is mainly from RMB5.5 billion (US$0.8 billion) of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

Item 12.Description of Securities Other than Equity Securities

A.Debt Securities

Not applicable.

B.Warrants and Rights

Not applicable.

C.Other Securities

Not applicable.

D.American Depositary Shares

The Bank of New York Mellon, as depositary, registers and delivers American Depositary Shares, also referred to as ADSs. Each ADS represents three Class A ordinary shares (or a right to receive three Class A ordinary shares) deposited with The Hongkong and Shanghai Banking Corporation Limited, as custodian for the depositary in Hong Kong. Each ADS also represents any other securities, cash or other property that may be held by the depositary. The deposited shares together with any other securities, cash or other property held by the depositary are referred to as the deposited securities. The depositary’s office at which the ADSs are administered and its principal executive office are located at 240 Greenwich Street, New York, New York 10286.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2020 and 2022, we received US$14.5 million and US$11.5 million reimbursement, respectively, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

Conversion Between Class A Ordinary Shares Trading in Hong Kong and ADSs

We have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman share register, will continue to be maintained by our Principal Share Registrar, Harneys Fiduciary (Cayman) Limited.

As described in further details below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to deposit their Class A ordinary shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Class A ordinary shares.

Converting Class A Ordinary Shares trading in Hong Kong into ADSs

A holder who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, The Hongkong and Shanghai Banking Corporation Limited, or the custodian, in exchange for ADSs.

A deposit of Class A ordinary shares trading in Hong Kong for delivery of ADSs involves the following procedures:

●	If Class A ordinary shares have been deposited with the Central Clearing and Settlement System, or the CCASS, which is established and operated by Hong Kong Securities Clearing Company Limited, the holder must transfer the Class A ordinary shares to the depositary’s account with the custodian within CCASS by following the CCASS procedures for transfer and submit and deliver a duly completed and signed letter of transmittal to the custodian via his or her broker.
●	If Class A ordinary shares are held outside CCASS, the holder must first arrange to deposit his or her Class A ordinary shares into CCASS for delivery to the depositary’s account with the custodian within CCASS, and then submit and deliver a duly completed and signed letter of transmittal to the custodian.
●	Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will issue the corresponding number of ADSs in the name(s) requested by a holder and will deliver the ADSs to the designated DTC account of the person(s) designated by a holder or his or her broker.

For Class A ordinary shares deposited in CCASS, under normal circumstances, the above steps generally require two business days, provided that the holder has provided timely and complete instructions. For Class A ordinary shares held outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS issuances. The holder will be unable to trade the ADSs until the share-to-ADS conversion procedures are completed.

In connection with ADS issuances, certification(s) for deposits may be required to be delivered to the depositary. You are directed to check with the depositary or its custodian in advance of depositing Class A ordinary shares to determine whether a deposit certification is required.

Converting ADSs into Class A Ordinary Shares Trading in Hong Kong

A holder who holds ADSs and who intends to convert his/her ADSs into Class A ordinary shares to trade on the Hong Kong Stock Exchange must cancel the ADSs the holder holds, withdraw the Class A ordinary shares from our ADS program and cause his or her broker or other financial institution to trade such Class A ordinary shares on the Hong Kong Stock Exchange.

A holder that holds ADSs indirectly through a broker should follow the broker’s procedure and instruct the broker to arrange for cancelation of the ADSs, and transfer of the underlying Class A ordinary shares from the depositary’s account with the custodian within the CCASS system to the investor’s Hong Kong stock account. For holders holding ADSs directly, the following steps must be taken:

●	To withdraw Class A ordinary shares from our ADS program, a holder who holds ADSs may turn in such ADSs at the office of the depositary (and the applicable ADR(s) if the ADSs are held in certificated form), and send an instruction to cancel such ADSs to the depositary.
●	Upon payment or net of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, if applicable, and subject in all cases to the terms of the deposit agreement, the depositary will cancel the applicable ADSs and instruct the custodian to deliver Class A ordinary shares represented by the canceled ADSs to the CCASS account designated by a holder.

●	If a holder prefers to receive Class A ordinary shares outside CCASS, he or she must receive ordinary shares in CCASS first and then arrange for withdrawal from CCASS. Investors can then obtain a transfer form signed by HKSCC Nominees Limited (as the transferor) and register Class A ordinary shares in their own names with the Hong Kong Share Registrar.

For Class A ordinary shares to be received in CCASS, under normal circumstances, the above steps generally require two business days, provided that the holder has provided timely and complete instructions. For Class A ordinary shares to be received outside CCASS in physical form, the above steps may take 14 business days, or more, to complete. The holder will be unable to trade the Class A ordinary shares on the Hong Kong Stock Exchange until the ADS-to-share conversion procedures are completed.

Temporary delays may arise. For example, the transfer books of the depositary may from time to time be closed to ADS cancelations.

Depositary Requirements

Before the depositary issues ADSs or permits withdrawal of Class A ordinary shares, the depositary may require:

●	production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and
●	compliance with procedures it may establish, from time to time, consistent with the deposit agreement, including but not limited to, completion and presentation of transfer documents.

The depositary may refuse to deliver, transfer, or register issuances, transfers and cancelations of ADSs generally when the transfer books of the depositary or our Hong Kong Share Registrar are closed or at any time if the depositary or we determine it advisable to do so or it would violate any applicable law or the depositary’s policies or procedures.

All costs attributable to the transfer of Class A ordinary shares to effect a withdrawal from, or deposit of Class A ordinary shares into, our ADS program will be borne by the investor requesting the transfer. In particular, holders of Class A ordinary shares and holders of ADSs should note that the Hong Kong Share Registrar will charge between HK$2.50 to HK$20, depending on the speed of service (or such higher fee as may from time to time be permitted under the Hong Kong Listing Rules), for each transfer of Class A ordinary shares from one registered owner to another, each share certificate canceled or issued by it and any applicable fee as stated in the share transfer forms used in Hong Kong. In addition, holders of Class A ordinary shares and holders of ADSs must pay up to US$5.00 per 100 ADSs (or portion of 100 ADSs) for each issuance of ADSs and each cancelation of ADSs, as the case may be, in connection with the deposit of Class A ordinary shares into, or withdrawal of Class A ordinary shares from, our ADS program.

PART II

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

We raised approximately US$2,359 million in net proceeds from our initial public offering in the United States in August 2020, after deducting underwriting commissions and the offering expenses paid by us, including the net proceeds we received from the underwriters’ full exercise of their option to purchase from us additional ADSs. Except an aggregate amount of US$10.1 million of underwriting commission paid to China Renaissance Securities (Hong Kong) Limited, an associate of Mr. BAO Fan, who was our director at the time, none of the transaction expenses included payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities, or our affiliates. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities, or our affiliates.

For the period from August 12, 2020 to December 31, 2022, we have used US$1,627 million of the net proceeds from our initial public offering for research and development, expansion of our new home transaction services, diversification of our service offerings and expansion of business operations into new geographical areas, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

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

For the period from November 18, 2020 to December 31, 2022, we did not used any of the net proceeds from our public offering in November 2020. We still intend to use the remainder of the proceeds received from our public offering in November 2020 for purposes as disclosed in our registration statements on Form F-1.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our company completed the acquisition of Shengdu on April 20, 2022. Our management has excluded Shengdu from its assessment of internal control over financial reporting as of December 31, 2022 because Shengdu was acquired by us in a business combination during the fiscal year ended December 31, 2022. The total assets and total revenue of Shengdu represented 3.2% and 7.1%, respectively, of our related consolidated financial statement amounts as of and for the year ended December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2022, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.       [Reserved]

Item 16A.Audit Committee Financial Expert

Our board of directors has determined that CHEN Xiaohong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B.Code of Ethics

Our board of directors adopted the amended and restated code of business conduct and ethics that applies to our directors, officers and employees on December 29, 2022. We have posted a copy of our amended and restated code of business conduct and ethics on our website at investors.ke.com.

A copy of our amended and restated code of business conduct and ethics will be provided at no cost to each person on the written or oral request of that person made to:

KE Holdings Inc.

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086, People’s Republic of China

Email: ir@ke.com

Attention: Investor Relations Department

Item 16C.Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2021	2022

	US$ (in thousands)
Audit fees(1)	6,748	11,367
Audit related fees(2)	55	313
Tax fees(3)	212	689
All other fees(4)	31	87

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements, including the audit fees relating to our Hong Kong listing in 2022.
(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted XBRL review services and permissible internal control consultation service in relation to our Hong Kong listing rendered by our principal external auditors in 2022.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax consulting service and transfer pricing service.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible due diligence services and ESG report consult services.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In May and August 2022, our board of directors authorized a share repurchase program, or the 2022 share repurchase program, under which we may repurchase up to US$1.0 billion of our Class A ordinary shares and/or ADSs in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period.

The table below is a summary of our repurchases in 2022, which were all conducted in the open market pursuant to the 2022 share repurchase program, as amended.

			Total Number of
			ADSs Purchased as	Approximate Dollar Value
	Total Number of	Average Price	Part of the Publicly	of ADSs that May Yet Be
Period	ADSs Purchased	Paid Per ADS	Announced Plan	Purchased Under the Plan
September 2022	3,328,353	US$17.1708	3,328,353	US$942,849,579.47
October 2022	8,420,523	US$11.5965	11,748,876	US$845,201,144.08
December 2022	2,439,786	US$14.8835	14,188,662	US$808,888,491.03
Total	14,188,662	US$13.4693

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. Pursuant to the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, and a nominating and corporate governance committee composed entirely of independent directors. We currently follow our home country practice in lieu of those requirements. In January 2022, our board of directors approved the 2022 Share Incentive Plan, which became effective in May 2022. We followed our home country practice and did not convene a shareholder meeting to approve the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. In addition, we followed our home country practice and did not convene a shareholder meeting to approve the issuance of the restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang pursuant to the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

In May 2022, KE Holdings Inc. was conclusively listed by the SEC as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. Our auditor, a registered public accounting firm that the PCAOB was unable to inspect or investigate completely in 2021 because of a position taken by an authority in China, issued the audit report for us for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we do not expect to be identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

As of the date of this annual report, to our knowledge, (i) no governmental entities in the Cayman Islands or in China own shares of KE Holdings Inc. or the VIEs in China, (ii) the governmental entities in China do not have a controlling financial interest in KE Holdings Inc. or the VIEs, (iii) none of the members of the board of directors of KE Holdings Inc. or the VIEs, is an official of the Chinese Communist Party, and (iv) none of the currently effective memorandum and articles of association (or equivalent organizing document) of KE Holdings Inc. or the VIEs contains any charter of the Chinese Communist Party.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of KE Holdings Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.        Exhibits

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39436), furnished with the SEC on August 12, 2022)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250116) filed with the SEC on November 16, 2020)

2.2*	Registrant’s Specimen Certificate for Class A Ordinary Shares

2.3

Deposit Agreement, dated August 12, 2020, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-250116) filed with the SEC on November 16, 2020)

2.4

Second Amended and Restated Investor Rights Agreement dated November 29, 2019 (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

2.5*	Description of Securities

4.1	2018 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.2*	2020 Share Incentive Plan, as amended in April 2022

4.3*	2022 Share Incentive Plan

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.6*

English translation of the executed form of the Powers of Attorney granted by each shareholder of the VIEs (other than the shareholder being WFOE itself), as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

4.7*	English translation of the Equity Interest Pledge Agreement among Beike Tianjin, Beijing Lianjia and shareholders of Beijing Lianjia dated September 30, 2022

4.8

English translation of the Equity Interest Pledge Agreement among Jinbei Technology, Tianjin Xiaowu and shareholders of Tianjin Xiaowu dated January 30, 2022 (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.9

English translation of the Equity Interest Pledge Agreement among Beike Jinke, Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.10

English translation of the Equity Interest Pledge Agreement among Jinbei Technology, Beijin Beihao and shareholders of Beijing Beihao dated January 30, 2022 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.11

English translation of the Equity Interest Pledge Agreement among Jinbei Technology, Beijin Beijia and shareholders of Beijing Beijia dated January 30, 2022 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.12

English translation of the Exclusive Business Cooperation Agreement between Beike Tianjin and Beijing Lianjia dated January 30, 2022 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.13

English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Tianjin Xiaowu dated January 30, 2022 (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.14

English translation of the Exclusive Business Cooperation Agreement between Beike Jinke and Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.15

English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Beijin Beihao dated January 30, 2022 (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.16

English translation of the Exclusive Business Cooperation Agreement between Jinbei Technology and Beijin Beijia dated January 30, 2022 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.17*	English translation of the Exclusive Option Agreement among Beike Tianjin, Beijing Lianjia and shareholders of Beijing Lianjia dated September 30, 2022

4.18

English translation of the Exclusive Option Agreement among Jinbei Technology, Tianjin Xiaowu and shareholders of Tianjin Xiaowu January 30, 2022 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.19

English translation of the Exclusive Option Agreement among Beike Jinke, Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.20

English translation of the Exclusive Option Agreement among Jinbei Technology, Beijing Beihao and shareholders of Beijing Beihao January 30, 2022 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.21

English translation of the Exclusive Option Agreement among Jinbei Technology, Beijing Beijia and shareholders of Beijing Beijia January 30, 2022 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.22†

English translation of the Business Cooperation Agreement by and among Tencent, the Registrant and other parties named therein dated December 28, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.23†

English Translation of the Amended and Restated Framework Purchase Agreement by and among the Registrant, Shengdu Home Renovation Co., Ltd. and other parties dated April 11, 2022 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.24*	English translation of the Equity Interest Pledge Agreement among Realsee Tianjin, Runizhishi and shareholders of Runzhishi dated May 12, 2022

4.25*	English translation of the Exclusive Business Cooperation Agreement between Realsee Tianjin and Runizhishi dated May 12, 2022

4.26*	English translation of the Exclusive Option Agreement among Realsee Tianjin, Runizhishi and shareholders of Runizhishi dated May 12, 2022

4.27*	English translation of the Equity Interest Pledge Agreement among Realsee Tianjin, Runikeshi and shareholders of Runikeshi dated May 12, 2022

4.28*	English translation of the Exclusive Business Cooperation Agreement between Realsee Tianjin and Runikeshi dated May 12, 2022

4.29*	English translation of the Exclusive Option Agreement among Realsee Tianjin, Runikeshi and shareholders of Runikeshi dated May 12, 2022

4.30*	English translation of the Cloud Services and Technical Services Framework Agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited dated April 28, 2022

4.31*	English translation of the Online Marketing Services Framework Agreement between the Registrant and Ziroom Inc. dated April 28, 2022

8.1*	List of Significant Subsidiaries and Variable Interest Entities of the Registrant

11.1*	Amended and Restated Code of Business Conduct and Ethics of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Notes:

*Filed with this Annual Report on Form 20-F.

**Furnished with this Annual Report on Form 20-F.

†Portions of this exhibit have been omitted in reliance of the revised Item 601 of Regulation S-K.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

KE Holdings Inc.

	By:	/s/ PENG Yongdong
		Name:	PENG Yongdong
		Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: April 27, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KE Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KE Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2022 and 2021, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2.1 (a) to the consolidated financial statements, the Company changed the manner in which it accounts for credit losses on certain financial instruments in 2020.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

As described in Management’s Annual Report on Internal Control over Financial Reporting, management has excluded Shengdu Home Renovation Co., Ltd. (“Shengdu”) and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2022 because it was acquired by the Company in a purchase business combination during 2022. We have also excluded Shengdu and its subsidiaries from our audit of internal control over financial reporting. Shengdu is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 3.2% and 7.1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2022.

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

Revenue Recognition – New Home Transaction Services

As described in Note 2.23 to the consolidated financial statements, the Company generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Company. The Company signed new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Company recognized sales commissions as revenues when the confirmations were received from real estate developers that terms and conditions for commissions earned were met or upon cash receipts of service fees if collection of the commissions was not considered probable. The Company recognized revenues from new home transaction services of RMB28.7 billion for the year ended December 31, 2022 as disclosed in the consolidated statements of comprehensive income (loss).

The principal considerations for our determination that performing procedures relating to revenue recognized on new home transaction services is a critical audit matter are the significant judgment by management in determining whether collection of commission from real estate developers was probable to support the establishment of contract with these developers, and the timing of revenue recognition. This in turn led to significant auditor judgment and effort in performing procedures and evaluating audit evidence.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to assessment of collectability of consideration from real estate developers that impacted the determination of the revenue recognition. These procedures also included, among others, (i) testing management’s process for determining whether the collection of commissions earned from developers was probable to support the establishment of a contract with the developers; and (ii) determining whether the criteria for revenue recognition were fulfilled when the Company received the confirmations from the developers that terms and conditions for commissions earned were met.

Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services

As described in Note 2.11 and 6 to the consolidated financial statements, the Company had gross accounts receivable of RMB6.0 billion, for which an allowance for credit losses of RMB2.0 billion was recorded as of December 31, 2022. A significant portion of the gross accounts receivable and allowance for credit losses was from new home transaction services. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable from new home transaction services based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable from new home transactions is a critical audit matter are (i) the significant judgment by management in estimating the allowance for credit losses for accounts receivable from new home transaction services, (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions related to the segmentation of accounts receivable and judgments about the effects of current and future economic conditions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit losses on accounts receivable from new home transaction services. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses, (ii) evaluating the appropriateness of the models, (iii) testing the completeness and accuracy of the underlying data used in the models, and (iv) evaluating the reasonableness of significant assumptions and judgments used by management related to the segmentation of accounts receivable and the reasonableness of current and future economic conditions, to estimate the allowance for credit loss for each segmentation of accounts receivable. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models and the reasonableness of the significant assumptions.

Acquistion of Shengdu – Valuation of Trademark Intangible Asset

As described in Notes 23 to the consolidated financial statements, the Company completed its acquisition of Shengdu Home Renovation Co., Ltd (“Shengdu”) on April 20, 2022, for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 Class A ordinary shares of the Company in equity, which resulted in RMB1.05 billion of definite-lived trademark intangible asset being recorded. Management estimated the fair value of the trademark intangible asset using the multi-period excess earnings method. Significant judgement was exercised in determining the fair value of the trademark intangible asset acquired, which involved the use of assumptions related to revenue growth rates and discount rate of the acquired business.

The principal considerations for our determination that performing procedures relating to valuation of the trademark intangible asset in the acquisition of Shengdu is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the trademark intangible asset, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating the significant assumptions related to the revenue growth rates and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the acquisition accounting, including controls over management’s valuation of the trademark intangible asset, and controls over the development of the significant assumptions related to the revenue growth rates and discount rate. These procedures also included, among others (i) reading the purchase agreements and (ii) testing management’s process for developing the fair value estimate of the trademark intangible asset. Testing management’s process included evaluating the appropriateness of the multi-period excess earnings method, testing the completeness and accuracy of data used by management in the fair value estimation, and evaluating the reasonableness of significant assumptions related to the revenue growth rates and the discount rate. Evaluating the reasonableness of the revenue growth rates involved considering the past performance of the acquired business, as well as economic and industry forecasts. The discount rate was evaluated by considering the cost of capital of comparable businesses and other industry factors. Professionals with specialized skill and knowledge were used to assist in the evaluation of (i) the appropriateness of the multi-period excess earnings method used by management and (ii) evaluating the reasonableness of the discount rate assumption.

Goodwill Impairment Assessment — Home Renovation and Furnishing Reporting Unit

As described in Note 2.17 and 12 to the consolidated financial statements, the Company’s goodwill balance was RMB4.9 billion as of December 31, 2022, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. Management performs impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests if events or circumstances indicate that goodwill may be impaired. Management completed its annual goodwill impairment test as of December 31, 2022 and concluded that no impairment existed for the carrying value of the goodwill attributable to home renovation and furnishing reporting unit. Management used a discounted cash flow model to estimate the fair value of the home renovation and furnishing reporting unit. Management's cash flow projections for home renovation and furnishing reporting unit included significant judgements and assumptions relating to revenue growth rates and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the home renovation and furnishing reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value of the home renovation and furnishing reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions related to revenue growth rates and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the home renovation and furnishing reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the home renovation and furnishing reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to the revenue growth rates and the discount rate. Evaluating management’s significant assumptions of revenue growth rates and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) consistency with external market and industry data; and (iii) whether the significant assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 27, 2023

We have served as the Company’s auditor since 2018.

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2021	2022	2022
				US$
		RMB	RMB	Note 2.6

ASSETS
Current assets:
Cash and cash equivalents	3	20,446,104	19,413,202	2,814,650
Restricted cash	3	6,286,105	6,181,057	896,169
Short‑term investments	4	29,402,661	35,485,908	5,144,973
Short-term financing receivables, net of allowance for credit losses of RMB131,558 and RMB139,427 as of December 31, 2021 and 2022, respectively	7	702,452	667,224	96,738
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,151,271 and RMB2,088,478 as of December 31, 2021 and 2022, respectively	6	9,324,952	4,163,022	603,581
Amounts due from and prepayments to related parties	26	591,342	405,956	58,858
Loan receivables from related parties	26	42,788	50,463	7,316
Prepayments, receivables and other assets	5	3,129,950	4,057,843	588,333
Total current assets		69,926,354	70,424,675	10,210,618
Non‑current assets:
Property, plant and equipment, net	8	1,971,707	2,036,553	295,272
Right‑of‑use assets	10	7,244,211	11,284,070	1,636,036
Long‑term financing receivables, net of allowance for credit losses of RMB204 and nil as of December 31, 2021 and 2022, respectively	7	10,039	—	—
Long‑term investments, net	11	17,038,171	17,925,653	2,598,975
Intangible assets, net	9	1,141,273	1,686,976	244,589
Goodwill	12	1,805,689	4,934,235	715,397
Long-term loan receivables from related parties		—	22,934	3,325
Other non‑current assets		1,181,421	1,032,251	149,663
Total non‑current assets		30,392,511	38,922,672	5,643,257
TOTAL ASSETS		100,318,865	109,347,347	15,853,875

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB61,836 and RMB62,910 as of December 31, 2021 and 2022, respectively)	14	6,008,765	5,843,321	847,202
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB142,723 and RMB822 as of December 31, 2021 and 2022, respectively)	26	584,078	425,685	61,719
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB404,715 and RMB386,874 as of December 31, 2021 and 2022, respectively)		9,834,247	9,365,512	1,357,872
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,407,217 and RMB2,915,103 as of December 31, 2021 and 2022, respectively)		4,181,337	4,194,828	608,193
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB37,308 and RMB50,383 as of December 31, 2021 and 2022, respectively)		567,589	542,290	78,625
Short‑term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and nil as of December 31, 2021 and 2022, respectively)	13	260,000	619,000	89,747
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB9,618 and RMB369 as of December 31, 2021 and 2022, respectively)	10	2,752,795	4,972,345	720,922
Short‑term funding debts (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB194,200 and nil as of December 31, 2021 and 2022, respectively)		194,200	—	—
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB7,590 and RMB5,572 as of December 31, 2021 and 2022, respectively)		1,101,929	3,260,269	472,695
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB197,900 and RMB199,443 as of December 31, 2021 and 2022, respectively)	15	3,451,197	4,118,068	597,063
Total current liabilities		28,936,137	33,341,318	4,834,038

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2021	2022	2022
				US$
		RMB	RMB	Note 2.6
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,483 and RMB4,483 as of December 31, 2021 and 2022, respectively)	18	22,920	351,186	50,917
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,416 and RMB23 as of December 31, 2021 and 2022, respectively)	10	4,302,934	6,599,930	956,900
Other non‑current liabilities		1,381	475	69
Total non‑current liabilities		4,327,235	6,951,591	1,007,886
TOTAL LIABILITIES		33,263,372	40,292,909	5,841,924

Commitments and contingencies	27

SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity:
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 2,705,911,235 and 3,601,547,279 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; 885,301,280 and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)	20	489	487	71
Treasury shares		—	(225,329)	(32,670)
Additional paid‑in capital		78,972,169	80,302,956	11,642,834
Statutory reserves		483,887	660,817	95,809
Accumulated other comprehensive loss		(2,639,723)	(412,721)	(59,839)
Accumulated deficit		(9,842,846)	(11,405,850)	(1,653,693)
Total KE Holdings Inc. shareholders’ equity		66,973,976	68,920,360	9,992,512
Non‑controlling interests		81,517	134,078	19,439
TOTAL SHAREHOLDERS’ EQUITY		67,055,493	69,054,438	10,011,951
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		100,318,865	109,347,347	15,853,875

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2020	2021	2022	2022
					US$
		RMB	RMB	RMB	Note 2.6
Net revenues:
Existing home transaction services		30,564,584	31,947,953	24,123,703	3,497,608
New home transaction services		37,937,886	46,472,378	28,650,374	4,153,914
Home renovation and furnishing		108,960	197,452	5,046,627	731,692
Emerging and other services		1,869,548	2,134,656	2,848,075	412,932
Total net revenues	2.23	70,480,978	80,752,439	60,668,779	8,796,146
Cost of revenues:
Commission‑split		(24,724,603)	(31,633,827)	(20,499,632)	(2,972,167)
Commission and compensation‑internal		(23,318,664)	(26,303,507)	(17,853,694)	(2,588,542)
Cost of home renovation and furnishing		(127,901)	(195,869)	(3,562,068)	(516,451)
Cost related to stores		(3,206,601)	(3,809,757)	(3,346,436)	(485,188)
Others		(2,243,352)	(2,990,064)	(1,626,202)	(235,776)
Total cost of revenues		(53,621,121)	(64,933,024)	(46,888,032)	(6,798,124)
Gross profit		16,859,857	15,819,415	13,780,747	1,998,022
Operating expenses:
Sales and marketing expenses		(3,715,278)	(4,309,116)	(4,573,382)	(663,078)
General and administrative expenses		(7,588,809)	(8,924,470)	(7,346,665)	(1,065,167)
Research and development expenses		(2,477,911)	(3,193,988)	(2,545,549)	(369,070)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	(236,050)	(746,705)	(148,057)	(21,466)
Total operating expenses		(14,018,048)	(17,174,279)	(14,613,653)	(2,118,781)
Income (loss) from operations		2,841,809	(1,354,864)	(832,906)	(120,759)
Interest income, net	17	163,600	354,567	743,484	107,795
Share of results of equity investees		(37,574)	36,606	44,588	6,465
Fair value changes in investments, net		369,124	564,804	(512,225)	(74,266)
Impairment loss for equity investments accounted for using measurement alternative	11	(9,000)	(183,789)	(591,876)	(85,814)
Foreign currency exchange gain (loss)		3,506	20,988	(127,362)	(18,466)
Other income, net	16	1,055,654	1,702,414	1,568,587	227,424
Income before income tax expense		4,387,119	1,140,726	292,290	42,379
Income tax expense	18	(1,608,796)	(1,665,492)	(1,689,574)	(244,965)
Net income (loss)		2,778,323	(524,766)	(1,397,284)	(202,586)
Net loss (income) attributable to non‑controlling interests shareholders		(731)	637	11,210	1,625
Net income (loss) attributable to KE Holdings Inc.		2,777,592	(524,129)	(1,386,074)	(200,961)
Accretion on convertible redeemable preferred shares to redemption value		(1,755,228)	—	—	—
Income allocation to participating preferred shares		(301,898)	—	—	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		720,466	(524,129)	(1,386,074)	(200,961)

Net income (loss)		2,778,323	(524,766)	(1,397,284)	(202,586)
Other comprehensive income (loss)
Currency translation adjustments		(1,897,395)	(841,214)	2,602,071	377,265
Unrealized gains (losses) on available-for-sale investments, net of reclassification		—	35,578	(375,069)	(54,380)
Total other comprehensive income (loss)		(1,897,395)	(805,636)	2,227,002	322,885
Total comprehensive income (loss)		880,928	(1,330,402)	829,718	120,299
Comprehensive loss (income) attributable to non‑controlling interests shareholders		(731)	637	11,210	1,625
Comprehensive income (loss) attributable to KE Holdings Inc.		880,197	(1,329,765)	840,928	121,924
Accretion on convertible redeemable preferred shares to redemption value		(1,755,228)	—	—	—
Income allocation to participating preferred shares		(301,898)	—	—	—
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(1,176,929)	(1,329,765)	840,928	121,924

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
— Basic	25	2,226,264,859	3,549,121,628	3,569,179,079	3,569,179,079
— Diluted	25	2,267,330,891	3,549,121,628	3,569,179,079	3,569,179,079
Net income (loss) per share attributable to ordinary shareholders
— Basic	25	0.32	(0.15)	(0.39)	(0.06)
— Diluted	25	0.32	(0.15)	(0.39)	(0.06)
Share‑based compensation expenses included in:	19
Cost of revenues		511,637	406,131	356,844	51,738
Sales and marketing expenses		77,574	110,446	121,396	17,601
General and administrative expenses		1,131,335	595,732	1,659,755	240,641
Research and development expenses		532,043	425,978	287,254	41,648

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2020

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income (loss)	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at December 31, 2019	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,775,637)	(8,924,506)	87,203	(8,837,303)
Change in accounting standard (Note 2.1(a))	—	—	—	—	—	—	—	(90,517)	(90,517)	—	(90,517)
Balance at January 1, 2020	1,470,166,690	202	—	—	2,533,889	253,732	63,308	(11,866,154)	(9,015,023)	87,203	(8,927,820)
Net income	—	—	—	—	—	—	—	2,777,592	2,777,592	731	2,778,323
Issuance of ordinary shares	22,652,050	3	—	—	605,392	—	—	—	605,395	—	605,395
Share‑based compensation	—	—	—	—	2,252,589	—	—	—	2,252,589	—	2,252,589
Accretion on convertible redeemable preferred shares to redemption value (Note 21)	—	—	—	—	(1,755,228)	—	—	—	(1,755,228)	—	(1,755,228)
Automatic conversion of preferred shares into ordinary shares upon initial public offering (“IPO”)	1,510,766,620	210	—	—	42,127,913	—	—	—	42,128,123	—	42,128,123
Ordinary shares issuance upon IPO, net of issuance costs	365,700,000	51	—	—	16,345,771	—	—	—	16,345,822	—	16,345,822
Ordinary share issuance upon follow-on public offering, net of issuance costs	122,130,000	16	—	—	15,284,267	—	—	—	15,284,283	—	15,284,283
Appropriation to statutory reserves	—	—	—	—	—	139,102	—	(139,102)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	(1,897,395)	—	(1,897,395)	—	(1,897,395)
Acquisition of non‑controlling interests	—	—	—	—	39,289	—	—	—	39,289	(60,865)	(21,576)
Balance at December 31, 2020	3,491,415,360	482	—	—	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2021

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income (loss)	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2021	3,491,415,360	482	—	—	77,433,882	392,834	(1,834,087)	(9,227,664)	66,765,447	27,069	66,792,516
Net loss	—	—	—	—	—	—	—	(524,129)	(524,129)	(637)	(524,766)
Exercise of share options	57,076,970	7	—	—	—	—	—	—	7	—	7
Share‑based compensation	—	—	—	—	1,538,287	—	—	—	1,538,287	—	1,538,287
Appropriation to statutory reserves	—	—	—	—	—	91,053	—	(91,053)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	(841,214)	—	(841,214)	—	(841,214)
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	55,085	55,085
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	45,242	—	45,242	—	45,242
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	(9,664)	—	(9,664)	—	(9,664)
Balance at December 31, 2021	3,548,492,330	489	—	—	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income (loss)	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2022	3,548,492,330	489	—	—	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493
Net loss	—	—	—	—	—	—	—	(1,386,074)	(1,386,074)	(11,210)	(1,397,284)
Exercise of share options	24,383,373	3	—	—	—	—	—	—	3	—	3
Vesting of restricted share units	576,720	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	2,425,249	—	—	—	2,425,249	—	2,425,249
Repurchase of ordinary shares	—	—	(41,707,914)	(1,319,796)	—	—	—	—	(1,319,796)	—	(1,319,796)
Cancellation of ordinary shares	(35,246,628)	(5)	35,246,628	1,094,467	(1,094,462)	—	—	—	—	—	—
Surrender of ordinary shares	(3)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	176,930	—	(176,930)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	2,602,071	—	2,602,071	—	2,602,071
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	63,771	63,771
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	(470,589)	—	(470,589)	—	(470,589)
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	95,520	—	95,520	—	95,520
Balance at December 31, 2022	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from operating activities:
Net income (loss)	2,778,323	(524,766)	(1,397,284)	(202,586)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	552,798	879,729	918,261	133,135
Amortization of intangible assets	621,174	491,032	584,460	84,739
Net impairment losses (reversal) on financial assets	781,656	1,326,698	(21,059)	(3,053)
Impairment of goodwill, intangible assets and other long-lived assets	236,050	746,705	148,057	21,466
Equity method investment impairment	26,650	2,914	—	—
Provision (reversal) of credit losses for financing receivables	(26,650)	124,335	18,658	2,705
Deferred tax benefits	(359,429)	(170,065)	301,788	43,755
Share of results of equity investees	10,924	(39,520)	(44,588)	(6,465)
Dividends received from long-term investments	38,616	76,619	55,812	8,092
Fair value changes in investments	(369,124)	(564,804)	512,225	74,266
Impairment loss for equity investments accounted for using measurement alternative	9,000	183,789	591,876	85,814
Gain on short-term investments	(174,839)	(487,724)	(795,804)	(115,381)
Foreign currency exchange loss (gain)	(3,506)	(20,988)	127,362	18,466
Loss (gain) on disposal of property, plant and equipment and intangible assets	(3,548)	467	(653)	(95)
Share‑based compensation expenses	2,252,589	1,538,287	2,425,249	351,628
Changes in assets and liabilities:
Accounts receivable	(5,835,383)	2,646,058	5,160,705	748,232
Amounts due from and prepayments to related parties	442,957	(106,993)	185,386	26,878
Prepayments, receivables and other assets	559,094	1,450,492	(382,652)	(55,479)
Right‑of‑use assets	(1,196,085)	(418,389)	(3,509,206)	(508,787)
Other non‑current assets	108,724	(11,331)	(54,005)	(7,830)
Accounts payable	2,302,917	(566,709)	(866,389)	(125,615)
Amounts due to related parties	(9,404)	329,823	(158,393)	(22,965)
Employee compensation and welfare payable	2,118,789	(1,399,663)	(957,551)	(138,832)
Customer deposits payable	2,360,453	(2,561,919)	13,491	1,956
Contract liabilities	140,784	367,772	921,104	133,548
Lease liabilities	1,322,908	588,714	4,073,669	590,626
Accrued expenses and other current liabilities	767,172	80,442	652,832	94,652
Income taxes payable	(8,350)	(418,876)	(41,688)	(6,044)
Other liabilities	(83,311)	52,993	(909)	(131)
Net cash provided by operating activities	9,361,949	3,595,122	8,460,754	1,226,695

Cash flows from investing activities:
Purchases of short‑term investments	(52,966,073)	(47,854,690)	(46,917,596)	(6,802,412)
Maturities of short‑term investments	39,767,644	37,978,991	52,337,167	7,588,176
Cash paid for business combinations, net of cash acquired	(10,800)	(21,842)	(3,147,760)	(456,382)
Proceeds from disposal of a subsidiary, property, plant and equipment and long-lived assets	24,667	18,521	19,126	2,773
Purchases of property, plant and equipment and intangible assets	(887,002)	(1,429,977)	(793,032)	(114,979)
Financing receivables originated	(37,176,862)	(32,966,185)	(11,529,591)	(1,671,634)
Collections of financing receivables principal	35,384,443	36,279,018	11,556,201	1,675,492
Purchases of long‑term held-to-maturity debt investments	—	(136,322)	—	—
Purchases of available-for-sale debt investments	—	(8,544,633)	(1,242,573)	(180,156)
Purchases of long-term other investments	(996,123)	(9,458,545)	(12,161,577)	(1,763,263)
Sales and maturities of available-for-sale debt investments	—	715,957	2,928,668	424,617
Proceeds from disposal of other long-term investments	790	542,043	509,221	73,830
Loans to related parties	(29,953)	(28,100)	(50,124)	(7,267)
Repayments of loans from related parties	1,911,651	21,690	19,515	2,829
Net cash used in investing activities	(14,977,618)	(24,884,074)	(8,472,355)	(1,228,376)

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2020	2021	2022	2022
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from financing activities:
Ordinary shares issuance upon IPO, net of issuance costs	16,345,822	—	—	—
Ordinary shares issuance upon follow-on public offering, net of issuance costs	15,284,283	—	—	—
Cash paid for non‑controlling interests in subsidiaries	(51,474)	(870)	—	—
Cash paid for mandatorily redeemable non-controlling interests	(193,983)	—	—	—
Repurchase of ordinary shares	—	—	(1,319,796)	(191,352)
Proceeds from issuance of ordinary shares upon exercise of share option	—	7	3	—
Proceeds from short‑term borrowings	250,000	260,000	759,000	110,045
Repayments of short‑term borrowings	(970,000)	—	(400,000)	(57,995)
Proceeds from long‑term borrowings	42,040	—	—	—
Repayments of long‑term borrowings	(4,528,725)	—	—	—
Proceeds from funding debts	3,260,988	507,543	133,400	19,341
Repayments of funding debts	(4,032,701)	(1,840,853)	(327,600)	(47,498)
Net cash provided by (used in) financing activities	25,406,250	(1,074,173)	(1,154,993)	(167,459)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(2,183,682)	(442,141)	28,644	4,153

Net increase (decrease) in cash and cash equivalents and restricted cash	17,606,899	(22,805,266)	(1,137,950)	(164,987)
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	24,319,332	40,969,979	20,446,104	2,964,406
Restricted cash at the beginning of the year	7,380,341	8,567,496	6,286,105	911,400
Non‑current restricted cash at the beginning of the year	230,903	—	—	—
Total	31,930,576	49,537,475	26,732,209	3,875,806
Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	40,969,979	20,446,104	19,413,202	2,814,650
Restricted cash at the end of the year	8,567,496	6,286,105	6,181,057	896,169
Total	49,537,475	26,732,209	25,594,259	3,710,819
Supplemental disclosures:
Cash paid for income taxes	(2,076,115)	(2,295,576)	(1,446,640)	(209,743)
Cash paid for interest	(194,752)	(4,671)	(13,625)	(1,975)
Non‑cash investing and financing activities
Accretion of convertible redeemable preferred shares to redemption value	1,755,228	—	—	—
Changes in accounts payable related to property, plant and equipment addition	(139,100)	20,142	93,726	13,589
Issuance of ordinary shares for purchase of non-controlling interests	605,395	—	—	—

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

As of December 31, 2022, the details of the Company’s major subsidiaries and consolidated VIEs (inclusive of the VIEs’ subsidiaries) are as follows:

	Date of		Percentage of
	incorporation or	Place of	direct or indirect
Name	acquisition	incorporation	economic ownership
Subsidiaries
Beike Group (Cayman) Limited	August 6, 2018	Cayman Island	100%
Beike Group (BVI) Limited	July 12, 2018	British Virgin Islands	100%
Sharehome HK International Limited	December 16, 2016	Hong Kong	100%
Beike (Tianjin) Investment Co., Ltd. (“Beike Tianjin”)	September 29, 2018	PRC	100%
Jinbei (Tianjin) Technology Co., Ltd. (“Jinbei Technology”)	August 22, 2018	PRC	100%
Beike Jinke (Tianjin) Technology Co., Ltd. (“Beike Jinke”)	October 30, 2018	PRC	100%
Lianjia (Tianjin) Enterprise Management Co., Ltd. (“Lianjia Enterprise Management”)	August 13, 2018	PRC	100%
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. (“Lianjia Zhidi”)	July 25, 2005	PRC	100%
Deyou Real Estate Agency Co., Ltd. (“Deyou Real Estate Agency”)	September 5, 2002	PRC	100%
Beike Zhaofang (Beijing) Technology Co., Ltd. (“Beike Zhaofang”)	August 3, 2015	PRC	100%
Beike Technology Co., Ltd.	June 28, 2017	PRC	100%
Consolidated VIEs
Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”) (i)	September 30, 2001	PRC	100%
Beijing Yiju Taihe Technology Co., Ltd. (“Yiju Taihe”)	July 23, 2010	PRC	100%
Tianjin Xiaowu Information & Technology Co., Ltd. (“Tianjin Xiaowu”)	November 14, 2017	PRC	100%
Subsidiaries of VIEs
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	November 10, 2006	PRC	100%
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	PRC	100%

(i)The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. The Company depends on a series of contractual arrangements to provide its subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

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

Then, through a series of reorganization transactions (the “Reorganization”), the Company became the primary beneficiary of Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements. In connection with the Reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders’ affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of the Company as applicable, substantially in proportion to their previous respective equity interests in Beijing Lianjia and Yiju Taihe prior to the Reorganization. To effect the Reorganization, the Group returned onshore capital of RMB3,000 million and RMB6,931 million to preferred shareholder in 2018 and 2019, respectively. Such capital was reinjected to the Group offshore in 2019.

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

The Company has completed its listing on the Hong Kong Stock Exchange by way of introduction in May 2022.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

(c)VIE Companies

Due to the restrictions imposed by PRC laws and regulations on foreign ownership of companies engaged in value-added telecommunication services, finance businesses and certain other businesses, the Group operates its platforms and other restricted businesses in the PRC through certain PRC domestic companies, whose equity interests are held by certain management members of the Group and several other individuals and entities affiliated with the Group (“Nominee Shareholders”). The Group depends on a series of contractual arrangements with these PRC domestic companies and their respective Nominee Shareholders to provide its subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making it the primary beneficiary of the VIEs. These contractual agreements include powers of attorney, exclusive business cooperation agreements, exclusive option agreements, equity pledge agreements and spousal consent letters. These contractual agreements can be extended at the Group’s relevant PRC subsidiaries’ options prior to the expiration dates. Management concludes that these PRC domestic companies are VIEs of the Group, of which the Group is the ultimate primary beneficiary. As such, the Group consolidated the financial results of these PRC domestic companies and their subsidiaries in the Group’s consolidated financial statements.

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

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.8 billion and RMB2.5 billion as of December 31, 2021 and 2022, as well as certain non-distributable statutory reserves amounting to approximately RMB74.0 million and RMB109.3 million as of December 31, 2021 and 2022. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries, and the consolidated trusts as discussed in Note 2.12) taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2021 and 2022 and the operation results for the years ended December 31, 2020, 2021 and 2022.

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Cash and cash equivalents	2,465,384	1,873,989
Restricted cash	5,417,243	3,806,783
Short‑term investments	324,804	447,583
Short‑term financing receivables, net	640,419	645,884
Accounts receivable, net	25,186	23,374
Amounts due from and prepayments to related parties	336,223	335,067
Loan receivables from related parties	20,000	20,000
Prepayments, receivables and other assets	261,543	391,727
Amounts due from non‑VIE subsidiaries of the Group	2,805,071	3,041,482
Total current assets	12,295,873	10,585,889
Property and equipment, net	93,031	82,753
Right‑of‑use assets	13,522	73
Long‑term financing receivables, net	10,039	—
Long‑term investments, net	361,375	—
Intangible assets, net	40,754	33,786
Goodwill	7,522	7,522
Other non‑current assets	85,224	66,128
Total non‑current assets	611,467	190,262
Total assets	12,907,340	10,776,151
Accounts payable	61,836	62,910
Amounts due to related parties	142,723	822
Employee compensation and welfare payable	404,715	386,874
Customer deposits payable	3,407,217	2,915,103
Income taxes payable	37,308	50,383
Lease liabilities current portion	9,618	369
Short‑term funding debts	194,200	—
Contract liabilities	7,590	5,572
Accrued expenses and other current liabilities	197,900	199,443
Amounts due to non‑VIE subsidiaries of the Group	4,816,025	3,432,642
Total current liabilities	9,279,132	7,054,118
Deferred tax liabilities	4,483	4,483
Lease liabilities non‑current portion	3,416	23
Total non‑current liabilities	7,899	4,506
Total liabilities	9,287,031	7,058,624

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Total net revenues from third party	1,020,299	946,883	470,564
Total net revenues from non-VIE subsidiaries of the Group	187,299	184,717	183,146
Total net revenues	1,207,598	1,131,600	653,710
Net income (loss)	614,223	(52,557)	97,023

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Net cash used in operating activities	(2,192,335)	(1,604,900)	(1,537,384)
Net cash provided by investing activities	3,413,849	3,784,129	185,267
Net cash used in financing activities	(1,571,848)	(1,440,230)	(849,738)
Net increase (decrease) in cash, cash equivalents and restricted cash	(350,334)	738,999	(2,201,855)

(d)Impact of COVID-19

In 2020, as part of Chinese government’s effort to ease the burden of businesses affected by COVID-19, the Ministry of Human Resources and Social Security, the Ministry of Finance and the State Taxation Administration temporarily reduced or exempted certain payments to the government-mandated employee welfare benefit plans. For the year ended December 31, 2020, the Group recognized government grants related to the above support program of approximately RMB916.6 million, which reduced the costs of employee benefits in the consolidated statements of comprehensive income (loss). There was no such program in the year ended December 31, 2021 and 2022.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

In August 2020, the FASB issued ASU No. 2020-06, “Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Subtopic 815-40)”. The amendments in this update affect entities that issue convertible instruments and/or contracts indexed to and potentially settled in an entity’s own equity. The new ASU eliminates the beneficial conversion and cash conversion accounting models for convertible instruments. It also amends the accounting for certain contracts in an entity’s own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies how particular convertible instruments and certain contracts that may be settled in cash or shares impact the diluted EPS computation. The amendments in the ASU are effective for public business entities that meet the definition of an SEC filer, excluding entities eligible to be smaller reporting companies as defined by the SEC, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. The Company adopted the standard effective January 1, 2022 on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

In November 2021, the FASB issued ASU No. 2021-10, “Government Assistance (Topic 832): Disclosures by Business Entities about Government Assistance,” which requires disclosures about transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy. The standard is effective for public companies for fiscal years beginning after December 15, 2021. The Company adopted the standard effective January 1, 2022 on a prospective basis. The adoption of the new standard did not have a material impact on the Company’s consolidated financial statements.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In October 2021, the FASB issued ASU No. 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers”, which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

In June 2022, the FASB issued ASU No. 2022-03, “Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions”, which clarifies that an entity cannot, as a separate unit of account, recognize and measure a contractual sale restriction. The standard also requires certain disclosures for equity securities subject to contractual sale restrictions. The standard is effective for public companies for fiscal years beginning after December 15, 2023, and interim periods within those fiscal years. Early adoption is permitted. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

2.2 Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

Change in segment

Subsequent to the acquisition of Shengdu Home Renovation Co., Ltd (“Shengdu”) (Note 23), the Group changed its organizational structure, resulting in four reportable segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Prior period segment results have been recast to conform to the current presentation. See Note 24. “Segment Information” for additional information.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Change in method of accounting for capitalization of costs to obtain a contract as incurred

On January 1, 2022, the Group elected to change its method of accounting for contract cost capitalization. In prior years, the Group used the practical expedient under ASC 606 to expense the costs to obtain a contract as incurred when the expected amortization period is one year or less. Starting in this year, the group recognizes as an asset the incremental costs of obtaining a contract with customer if the Group expects to recover those costs. An asset related to an obligation satisfied over time is amortized using a method consistent with the method used to measure progress and recognize revenue over the contract term. An asset related to an obligation satisfied at point in time is expensed upon the transfer of control of the goods or services to which the asset relates. The new method of accounting is considered preferable as the amortization of the contract cost is consistent with the pattern of the newly acquired home renovation services’ revenue recognition.

The prior period financial statements have not been adjusted as the accumulated effect of the change to the accounting principal on periods prior to those presented is immaterial. The following financial statement line items for fiscal years 2022 were affected by the change in accounting principle.

The consolidated balance sheet as of December 31, 2022 was as followed:

	As of December 31, 2022
	As computed	As reported
	under the	under the new
	practical	accounting	Effect of
	expedient	method	change
	RMB	RMB	RMB

	(in thousands)
Assets:
Prepayments, receivables, other current and non-current assets	4,059,390	4,057,843	(1,547)
Total assets	109,348,894	109,347,347	(1,547)

Liabilities and shareholders’ equity
Accumulated deficit	(11,404,303)	(11,405,850)	(1,547)
Total liabilities and shareholders’ equity	109,348,894	109,347,347	(1,547)

The consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 was as followed:

	For the Year Ended December 31, 2022
	As computed	As reported
	under the	under the new
	practical	accounting	Effect of
	expedient	method	change
	RMB	RMB	RMB

	(in thousands)
Sales and marketing expenses	(4,571,835)	(4,573,382)	(1,547)
Total operating expenses	(14,612,106)	(14,613,653)	(1,547)
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,384,527)	(1,386,074)	(1,547)
Net income (loss) per share attributable to ordinary shareholders
- Basic	(0.39)	(0.39)	—
- Diluted	(0.39)	(0.39)	—

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

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, and derivative instruments, (vii) incremental borrowing rate used to account for leases, (viii) valuation of intangible asset arising from business combination transaction, (ix) provision for income tax and valuation allowance for deferred tax assets, and (x) liabilities related to employee welfare benefits. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded currency translation adjustments as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income (loss).

2.6 Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the index rates stipulated by the Federal Reserve Board using the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 30, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.9 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with Accounting Standards Codification (“ASC”) 230, the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s guarantee and financing services; and 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash.

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

The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2021 and 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

Debt securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Debt investments not classified as trading or as held-to-maturity are classified as available-for-sale debt investments, which are reported at fair value, with unrealized gains and losses recorded in “Accumulated other comprehensive income (loss)” on the consolidated balance sheets.

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

Allowance for credit losses

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

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the years ended December 31, 2020, 2021 and 2022, the amount of interest income recognized on non-accrual financial assets was insignificant.

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

2.14 Inventories

Inventories, which mainly consist of materials for home renovation business and furniture, electronic and home appliances products available for sale, are valued at the lower of moving weighted average cost or net realizable value. As of December 31, 2022, no adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory. Inventory is included in the prepayments, receivables and other assets line item in the Balance Sheets.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.15 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which range as follows:

•	Office building	20 - 40 years
•	Vehicles	4 years
•	Computer equipment	3 - 5 years
•	Furniture and office equipment	3 - 5 years
•	Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive income (loss).

2.16 Intangible assets, net

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

2.17 Goodwill

Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired in a business combination.

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests if events or circumstances indicate that the goodwill may be impaired. The Group early adopted ASU No. 2017-04, “Intangibles — Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.18 Long-term investments

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(ii)Investments accounted for at fair values

The Group adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No. 2016-01”) for all periods presented. Securities with readily determinable fair values are measured at fair value. Equity securities accounted for at fair values include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

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

(iv)Long-term time deposits

Long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group account for the long-term time deposits at amortized cost less allowance for credit losses.

(v)Held-to-maturity debt investments

Long-term held-to-maturity debt investments include debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The allowance for credit losses of the held-to-maturity debt securities reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt securities and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2021 and 2022, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(vi)Available-for-sale debt investments

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

2.19 Leases

(a)Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of ASC 842 or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(b)The Group as a lessee

The Group mainly leases sales stores (including brokerage sales stores, transaction closing service centers and home renovation and furnishing service stores), administrative offices, entrusted houses and land use rights from property owners. These are all classified as operating leases.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Rental contracts for the sales stores and offices are typically made for fixed periods ranging generally from few months to ten years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. Land use rights are amortized on a straight-line basis over the shorter of the estimated useful life, generally from 44 to 47 years, or the estimated usage periods or the terms of the agreements. For leases existing as of January 1, 2019, the Group elected the practical expedient which allows use of hindsight in determining the lease term. The Group’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Group will exercise that option. The determination of whether an arrangement is or contains a lease is made at inception by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all of the economic benefits from and has the ability to direct the use of the asset.

The Group elected not to separate non-lease components from lease components. Therefore, it will account for lease and non-lease components as a single lease component when there is only one vendor in the lease contract.

The majority of the Group’s leases have fixed payments schedules, with certain leases including additional payments based on future contract performance. For leases with additional payments based on future contract performance, no amount is included in the calculation of the lease liability or corresponding asset because of the uncertainty for future contract performance and payments. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Under a lease, the lessees are required to recognize right-of-use assets and lease liabilities. Right-of-use assets represent the Group’s right to use an underlying asset for the lease term and are recognized as the amount of the lease liabilities, adjusted for lease incentives received. Lease liabilities represent the Group’s obligation to make lease payments arising from the lease and are recognized at the present value of the future lease payments at the lease commencement date. As the interest rate implicit in most of the Group’s leases is not readily determinable, the Group uses the incremental borrowing rate (“IBR”) to determine the present value of the future lease payments. The IBR is a hypothetical rate based on the Group’s understanding of what its credit rating would be to borrow and resulting interest the Group would pay to borrow an amount equal to the lease payments in a similar economic environment over the lease term with a similar security.

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the right-of-use asset and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight-line basis over the lease term.

(c)The Group as a lessor

The Group generates revenues from rental property management services as a lessor. The Group sources houses from homeowners, subleases the houses or separate rooms to tenants, and provides operational management services such as maintenance. Leases for which the Group is a lessor are classified as operating leases. The terms of the agreements with tenants are generally one year, and rental income from operating leases is recognised in profit or loss on a straight-line basis over the term of the relevant lease.

When the Group serves as an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified by reference to the underlying asset arising from the head lease.

2.20 Borrowings

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21 Treasury shares

The Company accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury share over the aggregate par value is allocated between additional paid-in capital and retained earnings.

2.22 Statutory reserves

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

For the years ended December 31, 2020, 2021 and 2022, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB139.1 million, RMB91.1 million and RMB176.9 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2.23 Revenue recognition

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

Brokerage services and transaction closing services identified in the housing sales agency services contracts are considered to be seperate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home agency service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations are received from real estate developers that terms and conditions for commissions earned are met or upon cash receipts of service fees if collection of the commissions are not considered probable.

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

Home renovation and furnishing

The Group provides interior renovation services to its customers. Such services are recognized as a performance obligation satisfied over time as the customer controls the house that is being enhanced by the renovation services provided by the Group. Revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation using input method, measured based on the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs.

For sale of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occurs, which is defined as receipt by the Company of either a delivery note when delivery has been completed or a customer confirmation that the installation process is complete.

Emerging and other services

The Group generates revenues from emerging and other services such as rental property management services, financial services and other newly developed businesses.

Rental property management services revenues are primarily derived from the leasing operation services for homeowners and tenants. The Group sources houses from homeowners, subleases the rooms to tenants, and provides operational management services such as maintenance. The terms of the agreements with tenants are generally one year. See the details of rental income recognition policy in Note 2.19 Leases - (c) The Group as a lessor.

Service fees for financial services and other newly developed businesses are generally recognized as revenues when services are provided.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group classifies its right to consideration in exchange for services transferred to a customer as either a receivable or a contract asset. A receivable is a right to consideration that is unconditional as compared to a contract asset which is a right to consideration that is conditional upon factors other than the passage of time. The Group recognizes an accounts receivable in its consolidated balance sheets when it performs a service in advance of receiving consideration and if it has the unconditional right to receive consideration, and a contract asset if not yet has the unconditional right to receive consideration.

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services and emerging and other services. The Group expects to recognize a significant majority of this balance as revenue over the next 12 months, and the remainder thereafter. RMB886.0 million of revenues recognized in the year ended December 31, 2022 was included in the contract liability balance as of January 1, 2022. The contract liabilities of the Group as of December 31, 2021 and 2022 are listed in the table below.

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Contract liabilities:
Existing home transaction services	209,691	174,472
New home transaction services	707,163	1,119,534
Home renovation and furnishing	285	1,488,294
Emerging and other services	184,790	477,969
Total	1,101,929	3,260,269

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepaid expenses and other current assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

As of December 31, 2022, the balance of capitalized costs of obtaining contracts with customers was RMB155.6 million. For the years ended December 31, 2020, 2021 and 2022, the Group recognized amortization of nil, nil and RMB258.5 million respectively as “Sales and marketing expenses”.

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2020, 2021 and 2022, advertising expenses recognized in the consolidated statements of comprehensive income (loss) were RMB1,974.4 million, RMB2,038.4 million and RMB1,340.2 million, respectively.

2.25 Share-based compensation

The Group grants share options, restricted shares and restricted share units (“RSUs”) to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718-“Compensation-Stock Compensation”.

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

The Group uses the binomial option pricing model to determine the fair value of stock options. The determination of the fair value of stock options is affected by the fair value of ordinary shares as well as assumptions regarding a number of complex and subjective variables, including the expected share price volatility, actual and projected employee share option exercise behavior, risk free interest rates and expected dividends. Upon the completion of the IPO, the estimated fair value of ordinary shares was based on the Company’s share price.

The fair value of the restricted shares and RSUs granted subsequent to IPO are determined with reference to the fair value of the underlying shares.

In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.26 Income taxes

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

Deferred tax assets are recognized to the extent that such assets are more-likely-than-not to be realized. In making such a determination, the Group considers all positive and negative evidence, including results of recent operations and expected reversals of taxable income. Valuation allowances are established to offset deferred tax assets if it is considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2020, 2021 and 2022. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2020, 2021 and 2022.

2.27 Employee benefits

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

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was an increase /(decrease) in employee welfare benefit expenses of (RMB257.8 million), RMB805.0 million and RMB621.0 million for the years ended December 31, 2020, 2021 and 2022, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision’s net impact, were approximately RMB1.29 billion, RMB3.44 billion and RMB3.04 billion for the years ended December 31, 2020, 2021 and 2022, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.28 Research and development expenses

Research and development expenses consist primarily of personnel-related compensation expenses, including share-based compensation for employees in engineering, design, product and platform development, depreciation of property, plant and equipment utilized by research and development functions, and bandwidth and server related costs incurred by research and development functions. The Group expenses all research and development expenses as incurred.

2.29 Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

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

2.30 Comprehensive income (loss)

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

2.31 Related parties

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

2.32 Segment reporting

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

The Group operates in four operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing and (iv) Emerging and other services, and the segment information is set out in Note 24.

2.33 Commitments and contingencies

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

2.34 Government grants

Government grants are recognized as income in other income, net or as a reduction of specific costs and expenses for which the grants are intended to compensate. Such amounts are recognized in the consolidated statements of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2020, 2021 and 2022, the Group recognized government grants of approximately RMB876 million, RMB1,060 million and RMB668 million, respectively, in the consolidated statements of comprehensive income (loss).

2.35 Business combinations and non-controlling interests

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

2.36 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2020, 2021 and 2022.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. as of December 31, 2021 and 2022, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA, Japan and Australia, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group’s ongoing monitoring controls for the outstanding balances. As of December 31, 2021 and 2022, only one customer’s total receivable amounting to RMB1,266 and RMB788 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable are measured for credit loss based on present value of future expected the fair value of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. A portion of accounts receivable due from real estate developers is secured by a commercial properties as collateral. Repayment of accounts receivable secured by properties may depends on the successful auction of the collateralized properties. Consequently, repayment of such accounts receivable may be affected by adverse conditions in the real estate market or economy.

The expected credit loss rates for accounts receivable and contract assets are 18.75% and 33.41% as of December 31, 2021 and 2022, respectively. The expected credit loss rates for financing receivables are 15.61% and 17.28% as of December 31, 2021 and 2022, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 12.76% and 8.24% as of December 31, 2021 and 2022, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB37.3 billion and RMB47.0 billion as of December 31, 2021 and 2022, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 8.2% for the year ended December 31, 2022. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Cash and cash equivalents (i):
Cash	19,853,352	18,641,806
Cash equivalents	592,752	771,396
Restricted cash (ii):
Current	6,286,105	6,181,057
Total cash, cash equivalents and restricted cash	26,732,209	25,594,259
(i)	Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2020, 2021 and 2022 are 0.97%, 0.82% and 3.57%, respectively.
(ii)	The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 90.91%, 9.09%, 0%, 0% as of December 31, 2021; 77.42%, 12.39%, 10.01%, 0.18% as of December 31, 2022, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Short‑term investments:
Bank time deposits	9,938,676	3,911,410
Wealth management products	19,463,985	26,491,683
Short-term held-to-maturity debt investments	—	3,631,732
Available-for-sale debt investments	—	1,380,668
Listed equity securities	—	70,415
Total	29,402,661	35,485,908

Bank time deposits are time deposits with original maturities of longer than three months but less than one year or long-term bank deposits with a maturity date within one year.

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

Held-to-maturity debt investments include debt instruments issued by financial institutions with maturities of less than one year for which the Group has the positive intent and ability to hold those securities to maturity.

Available-for-sale debt investments in short-term investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer’s option, which the group intents to sell in the near term.

Listed equity securities in short-term investments are equity securities the group intents to sell in the near term.

Held-to-maturity debt investments as of December 31, 2022 are shown as below:

As of December 31, 2022
	Cost or	Gross	Gross
	amortized cost	unrecognized	unrecognized
	less allowance	holding	holding
	for credit losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Held-to-maturity debt investments	3,631,732	—	(60,672)	3,571,060	512,744

Available-for-sale debt investments as of December 31, 2022 are shown as below:

As of December 31, 2022
Cost or
	amortized cost	Gross	Gross
	less allowance	unrealized	unrealized
	for credit losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Available-for-sale debt investments	1,410,746	—	(30,078)	1,380,668	198,241

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Current:
Advances to suppliers	388,319	618,694
Deposits paid to real estate developers (i)	558,286	530,308
Prepaid rental and other deposits	748,516	1,243,443
Staff advances	104,615	68,035
Receivables from escrow account	10,672	34,118
Interest receivables	39,156	11,035
VAT‑input deductible	762,927	660,104
Prepaid income tax	138,716	108,972
Inventories	19,035	127,558
Capitalized costs of obtaining contracts	—	155,636
Others	359,708	499,940
Total	3,129,950	4,057,843

Non‑current:
Deferred tax assets (Note 18)	1,060,131	856,958
Others	121,290	175,293
Total	1,181,421	1,032,251
(i)	Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
New home transaction services	11,026,647	5,406,009
Existing home transaction services	365,961	385,231
Home renovation and furnishing	127	103,641
Emerging and other services	83,488	131,959
Accounts receivable	11,476,223	6,026,840
Allowance for credit losses	(2,151,271)	(1,951,419)
Accounts receivable, net	9,324,952	4,075,421

The contract assets are mainly related to the Group’s home renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (CONTINUED)

Contract assets, net consists of the following:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Contract assets – gross	—	224,660
Allowance for credit losses	—	(137,059)
Contract assets, net	—	87,601

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(460,962)	(1,122,218)	(2,151,271)
Reversal/(Additions)	(745,043)	(1,216,517)	76,184
Write‑offs	83,787	187,464	123,668
Balance at the end of the year	(1,122,218)	(2,151,271)	(1,951,419)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2021 and 2022 consisted of the following:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Short‑term:
Financing receivables from consolidated Trusts	526,411	623,872
Financing receivables from micro‑loan platforms	307,599	182,779
Total short‑term financing receivables	834,010	806,651
Allowance for credit losses	(131,558)	(139,427)
Total short‑term financing receivables, net	702,452	667,224
Long‑term:
Financing receivables from consolidated Trusts	10,243	—
Financing receivables from micro‑loan platforms	—	—
Total long‑term financing receivables	10,243	—
Allowance for credit losses	(204)	—
Total long‑term financing receivables, net	10,039	—

These balances represent short-term and long-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers.

The following table summarizes the balances of financing receivables by due date as of December 31, 2021 and 2022:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Due in months
0‑12	834,010	806,651
13‑24	10,243	—
Total financing receivables	844,253	806,651

Finance Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020 (refer to note 2.1 (a) Impact of newly adopted accounting pronouncement), the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Primarily as a result of the uncertainty of macroeconomic and real estate agency business in 2022, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 17.28% of gross finance receivables (net of unearned income) at December 31, 2022 from 15.61% at December 31, 2021, which were mainly attributable to continuous socio-economic impact of Covid-19 on individuals in 2022.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

The activities in the provision for credit losses for the years ended December 31, 2020, 2021 and 2022, respectively, consisted of the following:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Beginning balance prior to ASC 326	(93,070)	—	—
Impact of adoption of ASC 326	(60,899)	—	—
Beginning balance	(153,969)	(127,319)	(131,762)
(Provisions) Reversals	26,650	(124,335)	(18,658)
Write‑offs	—	119,892	10,993
Ending balance	(127,319)	(131,762)	(139,427)

The Group evaluates expected credit losses of financial receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 15.50% as of December 31, 2022.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 42.95% as of December 31, 2022.

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 24.2% and 22.52% as at December 31, 2021 and 2022, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

					180 days
	1‑29 Days	30‑59 Days	60‑89 Days	90‑179 Days	or greater	Total
RMB in the thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Property transaction related business
2017 and before	—	—	—	—	4,942	4,942	—	4,942
2018	—	—	—	—	36,676	36,676	—	36,676
2019	—	—	—	—	21,616	21,616	—	21,616
2020	—	—	—	—	23,587	23,587	—	23,587
2021	8,340	6,039	8,678	18,161	52,252	93,470	511,224	604,694
Subtotal	8,340	6,039	8,678	18,161	139,073	180,291	511,224	691,515
Non-property transaction related business
2017 and before	—	—	—	—	453	453	—	453
2018	60	182	269	1,629	1,748	3,888	—	3,888
2019	309	464	572	1,662	8,123	11,130	45,752	56,882
2020	495	268	377	1,086	4,543	6,769	51,246	58,015
2021	421	459	371	529	37	1,817	31,683	33,500
Subtotal	1,285	1,373	1,589	4,906	14,904	24,057	128,681	152,738
December 31, 2021	9,625	7,412	10,267	23,067	153,977	204,348	639,905	844,253
Property transaction related business
2018 and before	—	—	—	—	32,037	32,037	—	32,037
2019	—	—	—	—	19,931	19,931	—	19,931
2020	—	—	—	—	19,023	19,023	—	19,023
2021	—	—	—	—	57,261	57,261	—	57,261
2022	2,980	—	—	2,963	834	6,777	619,209	625,986
Subtotal	2,980	—	—	2,963	129,086	135,029	619,209	754,238
Non-property transaction related business
2018 and before	—	—	—	—	3,954	3,954	—	3,954
2019	82	804	4,447	15,547	13,220	34,100	—	34,100
2020	—	—	3	—	4,466	4,469	11	4,480
2021	—	—	—	3	3,286	3,289	5,800	9,089
2022	44	108	55	544	39	790	—	790
Subtotal	126	912	4,505	16,094	24,965	46,602	5,811	52,413
December 31, 2022	3,106	912	4,505	19,057	154,051	181,631	625,020	806,651

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Office building	426,947	707,693
Vehicles	20,360	21,821
Computer equipment	1,071,326	1,049,049
Furniture and office equipment	421,157	387,781
Leasehold improvement	2,315,577	2,444,146
Construction in progress	143,360	194,803
Total	4,398,727	4,805,293
Less: accumulated depreciation	(2,412,683)	(2,749,468)
Less: accumulated impairment	(14,337)	(19,272)
Net book value	1,971,707	2,036,553

Depreciation expenses recognized for the years ended December 31, 2020, 2021 and 2022 amounted to RMB552.8 million, RMB879.7 million and RMB918.3 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Software	119,328	116,229
Trademarks and domain names	144,262	1,194,482
Customer relationships	4,080	4,080
Non‑competition agreements	1,300	1,300
Advertising resources	2,231,495	2,437,610
License	349,912	349,912
Total	2,850,377	4,103,613
Less: accumulated amortization	(1,452,824)	(2,158,991)
Less: accumulated impairment	(256,280)	(257,646)
Net book value	1,141,273	1,686,976

Amortization expenses recognized for the years ended December 31, 2020, 2021 and 2022 amounted to RMB621.2 million, RMB491.0 million and RMB584.5 million, respectively.

On April 20, 2022, the Group completed the acquisition of Shengdu. Intangible assets arising from the acquisition of RMB1,051 million was recognized by the Group, which consisted of RMB1,050 million of trademark and RMB1 million of software (Note 23).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. INTANGIBLE ASSETS, NET (CONTINUED)

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods is as follows:

Amounts
RMB
(in thousands)

Within 1 year	620,739
Between 1 and 2 years	257,349
Between 2 and 3 years	122,490
Between 3 and 4 years	115,973
Thereafter	570,425
Total	1,686,976

10. LEASES

(a) The Group as a lessee

The Group has operating leases for sales stores (including brokerage sales stores, transaction closing service centers and home renovation and furnishing service stores), administrative offices, entrusted houses and land use rights in China. The recognition of whether a contract arrangement contains a lease is made by evaluating whether the arrangement conveys the right to use an identified asset and whether the Group obtains substantially all the economic benefits from and has the ability to direct the use of the asset.

Operating lease assets and liabilities are included in the items of “Right-of-use assets”, “Lease liabilities current portion”, and “Lease liabilities non-current portion” on consolidated balance sheets.

The components of lease cost for the years ended December 31, 2020, 2021 and 2022 were listed as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Operating lease cost	3,055,021	3,586,026	4,216,897
Short‑term lease cost	41,582	47,769	39,941
Total	3,096,603	3,633,795	4,256,838

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	2,928,198	3,413,301	3,652,435
Right‑of‑use assets obtained in exchange for lease liabilities:
Right‑of‑use assets obtained in exchange for new operating lease liabilities	5,631,276	5,749,581	11,427,030

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Operating leases
Store leases	5,561,664	5,269,031
Administrative office leases	1,037,978	629,724
Leases of rental property management services	618,027	5,300,127
Land use rights	26,542	85,188
Total operating lease assets	7,244,211	11,284,070
Operating lease liabilities, current	2,752,795	4,972,345
Operating lease liabilities, non‑current	4,302,934	6,599,930
Total operating lease liabilities	7,055,729	11,572,275

	For the Year Ended December 31,
	2020	2021	2022

Weighted‑average remaining lease term (in years)
Operating leases	3.15	3.25	2.90
Land use right	42.34	41.34	44.17

Weighted‑average discount rate
Operating leases	5.1%	4.8%	4.5%
Land use right	5.1%	5.3%	4.7%

Maturities of lease liabilities were as follows:

As of
December 31,
2022
RMB
(in thousands)

2023	5,142,639
2024	3,916,301
2025	1,857,957
2026	622,691
2027	282,154
Thereafter	386,609
Total undiscounted lease payments	12,208,351
Less: imputed interest	(636,076)
Total lease liabilities	11,572,275

The Group’s lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

(b) The Group as a lessor

Maturities of undiscounted lease payments to be received were as follows:

As of
December 31,
2022
RMB
(in thousands)

2023	1,795,727
2024	344,883
2025	80,766
2026	8,314
2027	5,650
Thereafter	17,926
Total undiscounted lease payments	2,253,266

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Investments in equity method investees	430,292	370,985
Investments accounted for at fair values	6,480,322	1,063,689
Equity investments measured under measurement alternative and NAV practical expedient	1,232,735	152,645
Long-term time deposits	946,096	11,064,516
Held-to-maturity debt investments	135,071	147,529
Available-for-sale debt investments	7,813,655	5,126,289
Total long-term investments	17,038,171	17,925,653

Investments in equity method investees

Amounts
RMB
(in thousands)
Balance at December 31, 2019	395,926
Investments made	339,577
Income (loss) from investment	(10,924)
Investment impairment	(26,650)
Dividend received	(8,000)
Balance at December 31, 2020	689,929
Investments made	258,990
Income (loss) from investment	39,520
Investment impairment	(2,914)
Disposal of investment	(540,433)
Dividend received	(14,800)
Balance at December 31, 2021	430,292
Investments made	12,188
Income (loss) from investment	44,588
Disposal of investment	(134,406)
Dividend received	(27,338)
Acquired in a business combination	45,661
Balance at December 31, 2022	370,985

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

For the year ended December 31, 2022, the Group made RMB12.2 million new investments under the equity method and the Group disposed investments in certain equity method investees at approximately RMB134.4 million, which approximated their carrying value.

Impairment recorded for equity method investments for the years ended December 31, 2020, 2021 and 2022 was RMB26.7 million, RMB2.9 million and nil.

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

The following table shows the carrying amount and fair value of investments accounted for at fair value:

		Gross	Gross
		unrealized	unrealized	Exchange	Dividends
	Cost basis	gains	losses	adjustments	received	Fair value
	RMB	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Marketable securities (i)	296,848	—	(142,337)	(732)	—	153,779
Unlisted equity securities (ii)	221,694	24,313	—	—	—	246,007
Loan receivables measured at fair value (ii)	65,368	2,822	—	—	—	68,190
Wealth management product (iii)	6,109,574	209,844	—	(228,453)	(78,619)	6,012,346
Balance at December 31, 2021	6,693,484	236,979	(142,337)	(229,185)	(78,619)	6,480,322
Marketable securities (i)	96,848	—	(63,678)	3,964	—	37,134
Unlisted equity securities (ii)	220,035	442	(135,805)	—	—	84,672
Loan receivables measured at fair value (ii)	32,532	2	(28,651)	—	—	3,883
Wealth management product (iii)	937,500	500	—	—	—	938,000
Balance at December 31, 2022	1,286,915	944	(228,134)	3,964	—	1,063,689

(i)	Marketable securities

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

As of December 31, 2021 and 2022, the Group held 37.6% in IFM and account for the investment in IFM amounted to RMB218.6 million and RMB58.8 million, and loan to IFM’s controlling shareholder at fair value amounting to RMB32.6 million and RMB1.2 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

Other than the equity investment in IFM, the investment in unlisted equity securities was primarily equity investments in one private company focusing on home renovation business in the PRC and other private investment companies.

(iii)	Wealth management products

As part of the Group’s cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions in the PRC. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments.

Equity investments measured under measurement alternative and NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2021 and 2022, the carrying amount of the Group’s investment in private equity fund was approximately RMB126.4 million and RMB91.0 million, respectively. During the years ended December 31, 2020, 2021 and 2022, fair value changes recognized for this equity investment were RMB20.4 million, RMB51.6 million, RMB(32.9) million respectively. Investments in the private equity fund is subject to a lock-up period of 8 years which restricts investor from withdrawing from the fund during the investment period.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

The following table shows the details of investments in private companies accounted for under measurement alternative:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Yuanjing Mingchuang (i)	532,035	14,930
Shengdu (ii)	480,000	—
Others	94,320	46,710
Total Equity investments measured under measurement alternative	1,106,355	61,640
(i)	Investment in Shenzhen Yuanjing Mingchuang Management Consulting Co. (“Yuanjing Mingchuang”)

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

Due to the unsatisfied financial performance of Yuanjing Mingchuang, management determined that impairment indicator existed as of December 31, 2021 and the Group recorded an impairment loss of RMB168.0 million for the year ended December 31, 2021 based on the investment’s fair value estimated with the assistance of an independent valuation firm.

Due to the change of original operating plan, persistent sluggish performance, considering the uncertainty of the investee’s future financing program and operating plan, the Group recorded an impairment loss of RMB517.1 million for the years ended December 31, 2022 based on the investment’s fair value estimated with the assistance of an independent valuation firm in accordance with the principles of ASC 820. The fair value of Yuanjing Mingchuang was measured using significant unobservable inputs (Level 3) based on the discounted cash flow method. Significant assumptions used in the valuation include future revenues and the discount rate.

(ii)	Investment in Shengdu

On July 5, 2021, the Group announced to enter into a definitive agreement with Shengdu, a home renovation service provider headquartered in Hangzhou, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% of Shengdu’s equity interests with preference rights in December 2021 with consideration amount to RMB480 million in cash, among which RMB120 million had been paid in December 2021. The Group elected to use measurement alternative to account for the investment. The Group accounted for its obligation to purchase the remaining 94% equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings. The fair value of the forward is immaterial at contract inception and as of December 31, 2021.

On January 6, 2022, the Group has acquired additional 43% of Shengdu’ s equity interests with preference rights with consideration amounted to RMB3,440 million in cash. The Group elected to use measurement alternative to account for the investment.

On April 20, 2022, the Group completed the acquisition of Shengdu. Please refer to Note 23. Business Combinations for more details.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

As of December 31, 2021 and 2022, investments accounted for under measurement alternative were RMB1,106.4 million and RMB61.6 million, respectively. There was no upward adjustment identified by the management for the years ended December 31, 2021 and 2022.

The total carrying value of investment in private companies accounted for under measurement alternative held as of December 31, 2021 and 2022 were as follows:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Initial cost basis	1,299,144	835,790
Cumulated unrealized losses (including impairment)	(192,789)	(774,150)
Total carry value	1,106,355	61,640

For the years ended December 31, 2020, 2021 and 2022, RMB9.0 million, RMB183.8 million and RMB591.9 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in “Impairment loss for equity investments accounted for using measurement alternative” in the Group’s consolidated statements of comprehensive income (loss). Also, the Group classifies the valuation techniques on those investments that use similar identifiable transaction prices as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements.

Long-term time deposits

The Group’s long-term time deposits are time deposits placed with banks with original maturities more than one year, and those matured date within one year will be reclassified to short-term investments. As of December 31, 2021, deposits were denominated in RMB amounting to approximately RMB946.1 million, among which RMB514.9 million will be matured in March 2024, RMB200.6 million will be matured in December 2024 with the remaining will be matured in May 2024. As of December 31, 2022, deposits were denominated in RMB amounting to approximately RMB11.1 billion, among which RMB1,737.6 million will be matured in 2024.The remaining RMB9,326.9 million will be matured in 2025.

Held-to-maturity debt investments

During the year ended December 31, 2022, the Group recorded interest income from its held-to-maturity debt investments of RMB3.5 million in the consolidated statements of comprehensive income (loss). Held-to-maturity debt investments as of December 31, 2022 are shown as below, which would be due in 1 to 2 years:

As of December 31, 2022
		Gross	Gross
	Cost or	unrecognized	unrecognized
	Amortized	holding	holding	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB

(in thousands)
Held-to-maturity debt investments	147,529	—	(9,044)	138,485

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

The following table summarizes the amortized cost of held-to-maturity debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Due in 1 year through 5 years	135,071	147,529
Total	135,071	147,529

Available-for-sale debt investments

The Group’s available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer’s option, which have no contractual maturity date. As of December 31, 2022, RMB5,126.3 million available-for-sale debt investments were held by the Company. Available-for-sale debt investments as of December 31, 2022 are shown as below:

As of December 31, 2022
	Cost or	Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB

(in thousands)
Available-for-sale debt investments	5,466,446	—	(340,157)	5,126,289

The proceeds received at bank redemption date of available-for-sale debt investments is RMB3,060.5 million.

The following table summarizes the Group’s gross unrealized losses and fair values for available-for-sale debt investments in an unrealized loss position as of December 31, 2022:

12 Months or Greater
	Fair	Unrealized
	Value	Losses
	RMB	RMB

(in thousands)
Additional Tier1 Bonds	5,126,289	(340,157)

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of December 31, 2022.

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Due in 1 year through 5 years	7,813,655	5,126,289
Total	7,813,655	5,126,289

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL

For the years ended December 31, 2020, 2021 and 2022, the changes in the carrying value of goodwill by segment are as follows:

	Existing home	New home	Home
	transaction	transaction	renovation
	services	services	and furnishing	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Balance as of December 31, 2019	2,174,580	286,302	16,193	2,477,075
New additions (i)	—	13,080	—	13,080
Re‑assignment of goodwill (ii)	(1,192,875)	1,192,875	—	—
Impairment provided (iii)	(695)	(5,770)	(16,193)	(22,658)
Balance as of December 31, 2020	981,010	1,486,487	—	2,467,497
New additions (iv)	46,932	23,628	—	70,560
Impairment provided (v)	(433,034)	(299,334)	—	(732,368)
Balance as of December 31, 2021	594,908	1,210,781	—	1,805,689
New additions (vi)	62,496	—	3,207,805	3,270,301
Impairment provided (vii)	(59,022)	(82,733)	—	(141,755)
Balance as of December 31, 2022	598,382	1,128,048	3,207,805	4,934,235
(i)	During the year ended December 31, 2020, the addition under new home transaction services was related to the acquisition of a new home transaction business.
(ii)	Zhonghuan was defined as one reporting unit after its acquisition. Considering the performance and operating profit did not meet expectations, the Group performed a quantitative analysis for the reporting unit of Zhonghuan as of December 31, 2019 with the assistance of an independent valuation firm, and no impairment was identified. In the fourth quarter of 2020, the Group completed the integration of Zhonghuan business with its existing home and new home transaction business. As such, the Group reassigned goodwill to reporting units affected using the relative fair value approach based on forecasted incremental revenue to the reporting units after the integration. RMB1,192.9 million of goodwill was reassigned to new home transaction segment, while RMB133.0 million remained in existing home transaction segment. The management performed a quantitative impairment test for the reporting unit of Zhonghuan before the reassignment with the assistance of an independent valuation firm. Based on the assessment, the fair value exceeded the carrying amounts of the reporting unit and no impairment was identified. The management also performed a qualitative analysis on the affected reporting units after the reassignment, no impairment was identified in these affected reporting units as their business were profitable and fast growing, and it is more-likely-than-not that the fair values of these reporting units are more than their carrying amounts.
(iii)	At the end of 2020, to further streamline the Group’s home renovation business, management decided to terminate the home renovation business it acquired in 2019. Goodwill of RMB16.2 million associated with this reporting unit was determined to be fully impaired.

Other impairments in goodwill were related to cities where the management decided not to operate any Beike platform business, and goodwill was fully impaired in these reporting units.

For other reporting units, as of December 31, 2020, management performed a qualitative analysis by taking into consideration the macroeconomics, overall financial performance, industry and market conditions, and no impairment was identified.

(iv)	During the year ended December 31, 2021, the Group acquired several real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL (CONTINUED)

(v)	During the year ended December 31, 2021, revenue and profit generated by certain reporting units decreased significantly due to market downturn. Management determined that the significant decline in revenue and profit was a triggering event. Based on the impairment assessment during the year ended December 31, 2021, management concluded that the goodwill attributable to certain reporting units, was impaired and accordingly, recorded goodwill impairment loss of RMB732.4 million, including RMB433.0 million related to reporting units within the existing home transaction services segment and RMB299.3 million related to reporting units within new home transaction services segment.
(vi)	On April 20, 2022, the Company completed the acquisition of Shengdu that was added to the home renovation and furnishing segment. The acquisition has been accounted for as a business combination and has resulted in the recognition of RMB3,060.8 million of goodwill. Please refer to Note 23 Business Combinations for details.
(vii)	During the year ended December 31, 2022, the Group tested goodwill for impairment at reporting unit level. Management performed impairment testing using the quantitative impairment methods and recorded goodwill impairment loss of RMB141.8 million, including RMB59.0 million related to reporting units within the existing home transaction services segment and RMB82.7 million related to reporting units within new home transaction services segment.

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a discounted cash flow model (“DCF model”) to estimate the fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models including future revenues and discount rates. The financial projection covering a five-year period of each reporting unit adopted in DCF models for impairment test purpose is based on the financial budgets approved by the management of the Group, which considering the historical performance and its expectation for future market development. Cash flows beyond the five-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry the Group operates and the specific risks relating to the Group.

Impairment loss of goodwill recognized for the years ended December 31, 2020, 2021 and 2022 were RMB22.7 million, RMB732.4 million and RMB141.8 million, respectively. As of December 31, 2020, 2021 and 2022, the original gross amounts of goodwill were RMB3,122.0 million, RMB3,192.5 million and RMB6,462.8, respectively, and accumulated impairment losses were RMB654.5 million, RMB1,386.9 million and RMB1,528.6 million, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BORROWINGS

As of December 31, 2021 and 2022, the contractual maturities of the borrowings are all within one year.

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Short‑term borrowings	260,000	619,000
Total	260,000	619,000

In August 2021, Beike Technology Co., Ltd entered into a RMB260.0 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.9%. RMB43.3 million and RMB216.7 million were scheduled to be paid off on February 28, 2022 and August 24, 2022 respectively according to the borrowing contract.

In September 2022, Beike Technology Co., Ltd entered into a RMB460.0 million 356-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB76.7 million and RMB383.3 million are scheduled to be paid off on March 21, 2023 and September 21, 2023 respectively according to the borrowing contract. On January 4, 2023, Beike Technology Co., Ltd entered into a supplementary agreement with bank and pursuant to which, the repayment schedule was amended. According to amended repayment schedule, RMB 43.3 million, RMB47.8 million, RMB43.3 million and RMB325.6 million are rescheduled to be paid off on February 28, 2023, March 21, 2023, August 31, 2023 and September 21, 2023, respectively. On February 28, 2023 and March 21, 2023, RMB 43.3 million and RMB47.8 million was paid off respectively upon maturity.

In December 2022, Beike Technology Co., Ltd entered into a RMB140.0 million 360-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB23.3 million, RMB3.9 million, RMB23.3 million and RMB89.5 million are scheduled to be paid off on March 31, 2023, June 30, 2023, September 30, 2023 and December 25, 2023 respectively according to the borrowing contract. On March 31, 2023, RMB23.3 million was paid off upon maturity.

In December 2022, Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd entered into a RMB19.0 million 360-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB3.2 million and RMB15.8 million are scheduled to be paid off on June 30, 2023 and December 25, 2023 respectively according to the borrowing contract.

14. ACCOUNTS PAYABLE

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Payable related to new home transaction business	5,248,897	4,333,474
Payable for home renovation materials and construction costs	—	867,045
Payable for advertising fees	194,546	186,604
Payable for internet service fees	111,694	104,603
Payable for leasehold improvements	183,997	90,271
Others	269,631	261,324
Total	6,008,765	5,843,321

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Deposit related to new home transaction services	648,443	1,267,752
Deposit related to franchise services	1,078,395	956,121
Deposit related to home renovation and furnishing service	—	292,361
Other tax payables	362,819	272,610
Payable related to escrow accounts services (i)	187,605	116,025
Deferred guarantee revenue	31,246	32,618
Payable related to business combination (ii)	360,080	—
Others	782,609	1,180,581
Total	3,451,197	4,118,068
(i)	Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.
(ii)	As of December 31, 2021, payable related to business combination mainly consisted of cash consideration payable in relation to the purchase of equity investment in Shengdu in December 2021 (Note 23). As of December 31, 2022, considerations for the Shengdu acquisition has been settled.

16. OTHER INCOME, NET

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Investment income, net	185,604	487,724	795,804
Government grants	876,255	1,059,907	668,372
Net gain (loss) on disposal of property, plant and equipment and intangible assets	3,548	(467)	653
Others	(9,753)	155,250	103,758
Total	1,055,654	1,702,414	1,568,587

17. INTEREST INCOME, NET

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Interest income	383,116	385,375	769,094
Interest expense	(188,364)	(6,105)	(14,053)
Bank charges	(30,963)	(18,952)	(11,124)
Others	(189)	(5,751)	(433)
Total	163,600	354,567	743,484

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance of ASC 740-“Income Taxes”, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2020, 2021 and 2022. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2020, 2021 and 2022.

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

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong profits tax was provided for the assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2020, 2021 and 2022. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

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

Beike Zhaofang has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise.” It also qualified as a “high and new technology enterprise” and had a preferential income tax rate of 15% from 2016 to 2018 and 2020 to 2022. The privileges cannot be applied simultaneously. Beike Zhaofang applied the privilege of “software enterprise” and was exempted from income tax in 2016 and 2017, and had a preferential income tax rate of 12.5% from 2018 to 2020. Beike Zhaofang applied the privilege of “high and new technology enterprise” and had a preferential income tax rate of 15% from 2021 to 2022.

Beijing Beikeshidai Network Technology Co., Ltd. (“Beikeshidai”) has been entitled to an exemption from income tax for the first two years and 50% reduction for the next three years from its first profitable year as a “software enterprise.” It also qualified as a “high and new technology enterprise” and had a preferential income tax rate of 15% from 2019 to 2021. The privileges cannot be applied simultaneously. Beikeshidai applied the privilege of “high and new technology enterprise” and had a preferential income tax rate of 15% from 2019 to 2020. Beikeshidai applied the privilege of “software enterprise” and was exempted from income tax from 2021 to 2022, and is entitled to a preferential income tax rate of 12.5% from 2023 to 2025.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Six, six and six entities in the Group for the years ended December 31, 2020, 2021 and 2022, respectively, were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

The Group’s other PRC subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) are subject to the statutory income tax rate of 25%.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

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

The components of income (loss) before tax for the years ended December 31, 2020, 2021 and 2022, are as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Income (loss) before income tax expense
Income from China operations	6,302,358	2,484,608	2,936,269
Loss from non‑China operations	(1,915,239)	(1,343,882)	(2,643,979)
Total income before income tax expense	4,387,119	1,140,726	292,290

Income tax expense from China operations
Current income tax expense	1,891,723	1,759,725	1,275,779
Deferred tax (benefit)/expense	(359,429)	(169,673)	237,615
Income tax expense from China operations	1,532,294	1,590,052	1,513,394
Income tax expense from non‑China operations	76,502	75,440	176,180
Total income tax expense	1,608,796	1,665,492	1,689,574

For the years ended December 31, 2020, 2021 and 2022, loss from non-China operations are resulted from (i) share-based compensation expenses amounting to RMB2,252.6 million, RMB1,538.3 million and RMB2,425.2 million, respectively; (ii) amortization of the advertising and traffic resources and consumption of other marketing and cloud services provided by Tencent amounting to RMB175.7 million, RMB10.4 million and nil, respectively; and (iii) gains from investment in wealth management products amounting to RMB226.9 million, RMB502.4 million and RMB192.4 million, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

The income tax expense (benefit) applicable to the Group’s operations for the years ended December 31, 2020, 2021 and 2022, differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,
	2020	2021	2022
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential treatments	(2.5)%	(12.4)%	(39.5)%
Tax effect of tax-exempt entities	11.6%	34.0%	253.4%
Effect on tax rates in different tax jurisdiction	1.2%	2.1%	33.0%
Tax effect of permanent difference	(3.5)%	49.7%	151.9%
Tax effect of R&D deduction and others	(4.0)%	(21.2)%	(58.0)%
Change in valuation allowance	8.9%	68.8%	212.2%
Effect tax rates	36.7%	146.0%	578.0%

The changes of effective tax rate for the years ended December 31, 2020, 2021 and 2022 are primarily driven by the losses incurred by tax-exempt non-China operations, tax effect of permanent differences resulted from impairments of long-term equity investments, and increased valuation allowances established to offset deferred tax assets as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands, except for per share data)

Tax holiday effect	108,213	141,554	115,521
Basic net income per share effect	0.05	0.04	0.03
Diluted net income per share effect	0.05	0.04	0.03
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	2,226,265	3,549,122	3,569,179
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	2,267,331	3,549,122	3,569,179

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2021 and 2022 are as follows:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)

Deferred tax assets
Net operating loss carrying forward	2,210,114	2,788,131
Asset impairment	730,959	688,855
Deferred rental cost	116,862	48,290
Unrealized profits	330,808	184,837
Accrual expense	556,900	417,462
Others	42,186	81,420
Less: Valuation Allowance	(2,892,268)	(3,310,975)
Deferred tax assets, net of valuation allowance	1,095,561	898,020

Deferred tax liability
Fair value change of certain investments	(40,556)	(45,559)
Intangible assets	(14,419)	(343,200)
Deferred revenue	(3,767)	(3,489)
Total deferred tax liability	(58,742)	(392,248)

The movements of the valuation allowance for the years ended December 31, 2020, 2021 and 2022 are as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)

Balance at the beginning of the year	(1,797,234)	(2,178,650)	(2,892,268)
Change of valuation allowance	(381,416)	(713,618)	(418,707)
Balance at the end of the year	(2,178,650)	(2,892,268)	(3,310,975)

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

As of December 31, 2020, 2021 and 2022, the Group had net operating loss carryforwards of approximately RMB6,347.1 million, RMB8,925.6 million and RMB11,545.8 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2020, 2021 and 2022, deferred tax assets arose from net operating loss carryforwards amounted to RMB1,483.9 million, RMB2,210.1 million and RMB2,788.1 million respectively, out of which, RMB1,483.9 million, RMB2,153.5 million and RMB2,702.6 million deferred tax assets were offset by valuation allowance, respectively, as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized. The remaining deferred tax assets, net of valuation allowance arose from net operating loss carryforwards as of December 31, 2020, 2021 and 2022 amounted to nil, RMB56.6 million and RMB85.5 million, respectively, is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2022, the net operating loss carryforwards of RMB11,545.8 million will expire in the years ending December 31, 2023 through 2027, respectively, if not utilized.

The Group intends to indefinitely reinvest all the undistributed earnings of the VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the VIEs and subsidiaries of the VIEs as of December 31, 2020, 2021 and 2022. Although the Group’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2022, they have not paid any dividends in the past and currently have no plans to pay any dividends. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2022, the total number of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB22,400 million, and the unrecognized tax liabilities were RMB2,240 million.

Withholding tax on undistributed dividends

The new CIT Law also provides that an enterprise established under the laws of a foreign country or region but whose “de facto management body” is located in the PRC be treated as a resident enterprise for PRC tax purposes and consequently be subject to the PRC income tax at the rate of 25% for its global income. The Implementing Rules of the EIT Law merely define the location of the “de facto management body” as “the place where the exercising, in substance, of the overall management and control of the production and business operation, personnel, accounting, property, etc., of a non-PRC company is located”. Based on a review of surrounding facts and circumstances, the Group does not believe that it is likely that its operations outside of the PRC should be considered a resident enterprise for PRC tax purposes.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Company were as follows:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Included in:
Cost of revenues	511,637	406,131	356,844
Sales and marketing expenses	77,574	110,446	121,396
General and administrative expenses	1,131,335	595,732	1,659,755
Research and development expenses	532,043	425,978	287,254
Total	2,252,589	1,538,287	2,425,249
Share‑based compensation related to share options (a)	2,252,589	1,504,025	970,551
Share‑based compensation related to restricted share units (b)	—	34,262	361,071
Share-based compensation related to restricted shares (c)	—	—	1,093,627
Total	2,252,589	1,538,287	2,425,249

There was no income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2020, 2021 and 2022.

(a)  Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Company adopted the “Pre-IPO Share Option Scheme” (the “2018 Share Option Plan”), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Company on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Company.

For the year ended December 31, 2022, pursuant to 2018 Share Option Plan, the Company further granted 4,073,400 share options with exercise price of US $0.00002 per share which have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over one to five years of continuous service according to each option agreement.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes activities of the Company’s share options under 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise	contractual	intrinsic
	outstanding	price	life	value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2019	38,423,170	0.00002	8.12	144,869
Granted*	107,975,010	0.00002
Exercised	—	0.00002
Forfeited	(8,016,790)	0.00002
Outstanding as of December 31, 2020	138,381,390	0.00002	8.29	2,838,661

Outstanding as of December 31, 2020	138,381,390	0.00002	8.29	2,838,661
Granted	20,341,532	0.00002
Exercised	(57,076,970)	0.00002
Forfeited	(8,913,268)	0.00002
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926

Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926
Granted	4,073,400	0.00002
Exercised	(24,383,373)	0.00002
Forfeited or Cancelled or Lapsed	(12,600,293)	0.00002
Outstanding as of December 31, 2022	59,822,418	0.00002	7.30	278,373
Vested and exercisable as of December 31, 2020	42,486,004	0.00002	8.29	871,529
Vested and exercisable as of December 31, 2021	10,816,028	0.00002	6.96	72,539
Vested and exercisable as of December 31, 2022	8,393,147	0.00002	6.56	39,056

*165,070 options were granted to non-employee consultants in the year ended December 31, 2020.

The weighted-average grant date fair value for options granted under the 2018 Beijing Lianjia Plan and 2018 Share Option Plan for the years ended December 31, 2020, 2021 and 2022 was US$6.63, US$15.65 and US$5.77, respectively, computed using the binomial option pricing model. During the years ended December 31, 2020, 2021 and 2022, the aggregate intrinsic value of share options exercised was nil, US$788 million and US$129 million, respectively. The total share-based compensation expenses recognized for share options during the years ended December 31, 2020, 2021 and 2022 was RMB2,252.6 million, RMB1,504.0 million and RMB970.6 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

The fair value of each option granted under the Company’s Share Awards in 2018 Share Option Plan for the years ended December 31, 2020, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the year ended December 31,
	2020	2021	2022
Exercise price (US$)	US$ 0.00002	US$ 0.00002	US$ 0.00002
Fair value of ordinary shares (US$)	3.77 ~ 20.67	5.51 ~ 22.33	3.72 ~ 6.31
Expected volatility	51.6% ~ 52.1%	51.0% ~ 52.2%	48.8% ~ 52.6%
Excepted term (in years)	10	10	10
Expected dividend yield	0%	0%	0%
Risk‑free interest rate	1.1% ~ 1.6%	1.9% ~ 2.3%	2.3% ~ 4.2%

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

As of December 31, 2022, there was RMB1,604.1 million of unrecognized compensation expense related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.1 years and may be adjusted for future changes in forfeitures.

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

In April 2022, the Company adopted the amended 2020 Global Share Incentive Plan (the “Amended 2020 Share Incentive Plan”), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 44,012,712 restricted share units have been granted to employees of the Group during the year ended December 31, 2022, which are generally scheduled to be vested over continuous service period of one to five years.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes activities of the Company’s restricted share units under 2020 Share Incentive Plan:

	Number of RSU	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2020	—	—
Granted	2,525,730	11.85
Vested	—	—
Forfeited	(83,607)	15.89
Outstanding as of December 31, 2021	2,442,123	11.72

Outstanding as of December 31, 2021	2,442,123	11.72
Granted	44,012,712	5.90
Vested	(576,720)	7.89
Forfeited or Cancelled	(4,375,617)	7.05
Outstanding as of December 31, 2022	41,502,498	6.08

The total share-based compensation expenses recognized for restricted share units for the year ended December 31, 2021 and 2022 was RMB34.3 million and RMB361.1 million.

As of December 31, 2022, there was RMB1,249.6 million of unrecognized compensation expense related to restricted share units granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 3.3 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units for the year ended December 31, 2021 and 2022 was nil and RMB29.6 million.

(c) Share-based compensation related to restricted shares

2022 Share Incentive Plan

In May 2022, the Company adopted a 2022 Global Share Incentive Plan (the “2022 Share Incentive Plan”), pursuant to which the maximum number of shares of the Company available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the “Award Pool”) shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Company, and Mr. SHAN Yigang, an executive director of the Company, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

—50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

—One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu’s original shareholders, the Company issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu’s original shareholders to acquired Shengdu’s 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

The following table summarizes activities of the Company’s restricted shares under 2022 Share Incentive Plan and Shengdu Acquisition:

Number of
	restricted shares	Weighted average grant-date
	outstanding	fair value
US$
Outstanding as of December 31, 2021	—	—
Granted	170,008,293	4.38
Vested	—	—
Forfeited	—	—
Outstanding as of December 31, 2022	170,008,293	4.38

The total share-based compensation expenses recognized for restricted shares for the year ended December 31, 2022 was RMB1,093.6 million.

As of December 31, 2022, there was RMB3,763.3 million of unrecognized compensation expense related to restricted shares granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 3.0 years and may be adjusted for future changes in forfeitures.

20. ORDINARY SHARES

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

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association was amended that the Class B ordinary shares shall only be held by the Founder and Mr. PENG Yongdong and Mr. SHAN Yigang (“Co-founders”), and the immediate family members, any trust for the benefit of the Co-Founder and/or any of the immediate family members, and any corporation, partnership or any other entity ultimately controlled by the Co-Founder and/or any of the immediate family members (together, the “Co-Founder Affiliates”). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the “Share Re-designation”). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. ORDINARY SHARES (CONTINUED)

On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to three years’ restriction. As of December 31, 2022, there was no shares’ restriction removed.

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company’s 2022 Global Share Incentive Plan to Mr. PENG Yongdong and Mr. SHAN Yigang. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the compensation committee of the Board. As of December 31, 2022, there was no shares’ restriction removed.

On May 11, 2022, Propitious Global Holdings Limited converted 727,407,230 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust.

In May 2022, the Board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs and/or Class A ordinary shares in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period, subject to obtaining general mandate from shareholders. On August 12, 2022, general mandate was obtained from the shareholders during Annual General Meeting. As of and for the year ended December 31, 2022, the Company repurchased 41,707,914 Class A ordinary shares in the open market at prevailing market prices, which was classified to treasury shares. Total consideration paid for the purchases was US$187.3 million (RMB1,319.8 million). On December 8, 2022, the Company cancelled 35,246,628 Class A ordinary shares with a par value of US$0.00002 per share, which were repurchased during September and October 2022.

On August 12, 2022, an amendment to the Memorandum and Articles of Association was approved by the shareholders during an annual general meeting, according to which, the authorised share capital of the Company is US$500,000 divided into 25,000,000,000 shares, comprising (i) 24,114,698,720 Class A ordinary shares with a par value of US$0.00002 each and (ii) 885,301,280 Class B ordinary shares with a par value of US$0.00002 each.

On December 8, 2022, 1,023,202 Class B ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 443,952 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were converted to Class A Ordinary Shares.

During the year ended December 31, 2020, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options, of which 43,687,673 shares have been exercised by employees as of December 31, 2022.

During the year ended December 31, 2021 and 2022, the Company issued 38,944,380 and 31,999,998 Class A Ordinary Shares to the depositary bank for future exercise of employees’ share options, of which 38,349,390 shares have been exercised by employees as of December 31, 2022.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. ORDINARY SHARES (CONTINUED)

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Class B Ordinary Shares shall only be held by Mr. PENG Yongdong and Mr. SHAN Yigang (each of whom, a “Co-Founder”) a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, as defined in the currently effective memorandum and articles of association. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the holder of such Class B ordinary shares dies, ceases to be a director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, or is deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his or her duties as a director or no longer meet the requirements of a director as set out in the Hong Kong Listing Rules; (ii) the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share other than (a) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance and (b) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder; and (iii) a Director Holding Vehicle holding such Class B Ordinary Shares no longer complies with the principle that the weighted voting rights attached to a beneficiary’s shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder affiliates, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of our company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of our company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of our company.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. PREFERRED SHARES

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

The Company’s preferred shares activities for the years ended December 31, 2020, 2021 and 2022 are summarized as below:

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of December 31, 2021 and 2022:

		Fair value measurement at
		reporting date using
		Quoted
		prices in
		active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2021	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Bank time deposits (maturing within 3 months) (i)	592,752	—	592,752	—
Short-term investments (iii)
Short-term time deposits	9,938,676	—	9,938,676	—
Long-term investments (ii)
Long-term time deposits	946,096	—	946,096	—
Held-to-maturity debt investments	134,120	—	134,120	—
Fair value measurements on a recurring basis
Short-term investments (iii)
Wealth management products	19,331,959	—	17,042,313	2,289,646
Derivative instruments	132,026	—	132,026	—
Long-term investments (ii)
Equity investments without readily determinable fair value using NAV practical expedient (iv)	126,380
Listed equity securities	153,779	153,779	—	—
Unlisted equity securities	246,007	—	—	246,007
Wealth management products	6,012,346	—	2,742,645	3,269,701
Loan receivables under fair value option	68,190	—	—	68,190
Available-for-sale debt investments	7,813,655	—	7,813,655	—
Total	45,495,986	153,779	39,342,283	5,873,544

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (CONTINUED)

		Fair value measurement at reporting date using
		Quoted prices
		in active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December	assets	inputs	inputs
	31, 2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Short-term investments (iii)
Short-term time deposits	3,911,410	—	3,911,410	—
Held-to-maturity debt investments	3,571,060	—	3,571,060	—
Long-term investments (ii)
Long-term time deposits	11,064,516	—	11,064,516	—
Held-to-maturity debt investments	138,485	—	138,485	—
Fair value measurements on a recurring basis
Short-term investments (iii)
Listed equity securities	70,415	70,415	—	—
Wealth management products	26,491,683	—	23,492,290	2,999,393
Available-for-sale debt investments	1,380,668	—	1,380,668	—
Long-term investments (ii)
Equity investments without readily determinable fair value using NAV practical expedient (iv)	91,005
Listed equity securities	37,134	37,134	—	—
Unlisted equity securities	84,672	—	—	84,672
Wealth management products	938,000	—	900,500	37,500
Loan receivables under fair value option	3,883	—	—	3,883
Available-for-sale debt investments	5,126,289	—	5,126,289	—
Total	52,909,220	107,549	49,585,218	3,125,448
(i)	Included in cash and cash equivalents on the Company’s consolidated balance sheets;
(ii)	Included in long-term investments on the Company’s consolidated balance sheets;
(iii)	Included in short-term investments on the Company’s consolidated balance sheets;
(iv)	Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheets.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (CONTINUED)

The following table summarizes the activities related to fair value of the short-term wealth management products:

Amounts
RMB
(in thousands)
Fair value of short-term wealth management products as of December 31, 2020 (Level 3)	—
Transfer from long-term investment	2,289,646
Fair value of short-term wealth management products as of December 31, 2021 (Level 3)	2,289,646
Transfer from long-term investment	3,317,493
Change in fair value (i)	(1,077)
Exchange adjustment	197,924
Disposal	(2,804,593)
Fair value of short-term wealth management products as of December 31, 2022 (Level 3)	2,999,393
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

The following table summarizes the activities related to fair value of the unlisted equity securities:

Amounts
RMB
(in thousands)
Fair value of unlisted equity securities as of December 31, 2020 (Level 3)	238,294
Change in fair value (i)	(10,828)
Investment Made	18,541
Fair value of unlisted equity securities as of December 31, 2021 (Level 3)	246,007
Change in fair value (i)	(159,264)
Dividend Received	(412)
Investment Made	9,472
Disposal	(11,131)
Fair value of unlisted equity securities as of December 31, 2022 (Level 3)	84,672
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

The following table summarizes the activities related to fair value of the long-term wealth management products:

Amounts
RMB
(in thousands)
Fair value of long-term wealth management products as of December 31, 2020 (Level 3)	657,550
Fair value at inception of purchased	4,931,964
Change in fair value (i)	147,422
Dividend Received	(52,059)
Exchange adjustment	(125,530)
Transfer to short-term investment	(2,289,646)
Fair value of long-term wealth management products as of December 31, 2021 (Level 3)	3,269,701
Fair value at inception of purchased	37,500
Change in fair value (i)	(84,512)
Exchange adjustment	132,304
Transfer to short-term investment	(3,317,493)
Fair value of long-term wealth management products as of December 31, 2022 (Level 3)	37,500
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (CONTINUED)

The following table summarizes the activities related to fair value of the loan receivables under fair value option:

Amounts
RMB
(in thousands)
Fair value of loan receivables under fair value option as of December 31, 2020 (Level 3)	41,519
Fair value at inception of purchased	35,534
Change in fair value (i)	(8,863)
Fair value of loan receivables under fair value option as of December 31, 2021 (Level 3)	68,190
Cash collection	(24,869)
Change in fair value (i)	(39,438)
Fair value of loan receivables under fair value option as of December 31, 2022 (Level 3)	3,883
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

Assets Measured at Fair Value on a Recurring Basis

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

Bank time deposits. Bank time deposits are valued based on the prevailing interest rates in the market, and accordingly, the Group classifies the valuation techniques that use these inputs as Level 2.

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

Wealth management products. Wealth management products are financial products issued by commercial bank or asset management company. For investment issued by commercial bank with a variable interest rate, the Group uses alternative pricing sources and models utilizing market observable inputs to estimate the fair value, and the Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurement. For financial product issued by asset management company, whose fair value is determined based on the expected cash flows and discounted by using the unobservable expected return, such as dealer quotes for similar instruments, the Group classifies the valuation techniques that use these inputs as Level 3.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (CONTINUED)

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

Held-to-maturity debt investments. Held-to-maturity debt investments were mainly debt instruments issued by financial institutions and private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt securities at amortized cost less allowance for credit losses. The Group determines the fair value of the debt securities using quoted prices in less active markets, and accordingly the Group categorizes the unsecured senior notes as Level 2 in the fair value hierarchy.

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

The Group also measures equity investments without readily determinable fair values at fair value on a non-recurring basis when an impairment charge is to be recognized. As of December 31, 2021 and 2022 certain investments were measured using significant unobservable inputs (Level 3) and written down from their respective carrying values to fair values, considering the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies, with impairment charges incurred and recorded in earnings for the years then ended. The fair value of the privately held investments is valued based on the discounted cash flow model with unobservable inputs including the discount curve of market interest rates, or valued based on market approach with unobservable inputs including selection of comparable companies and multiples and estimated discount for lack of marketability. Impairment recorded for equity method investments for the years ended December 31, 2020, 2021 and 2022 was RMB26.7 million, RMB2.9 million and nil, respectively. Impairment recorded for investments without readily determinable fair value for the years ended December 31, 2020, 2021 and 2022 was RMB9.0 million, RMB183.8 million and RMB591.9 million, respectively.

Non-financial assets. The Group’s non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management’s assessment amount to RMB213.4 million, RMB14.3 million and RMB6.3 million, for the years ended December 31, 2020, 2021 and 2022, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (CONTINUED)

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management’s assessment amount to RMB22.7 million, RMB732.4 million and RMB141.8 million for the years ended December 31, 2020, 2021 and 2022, respectively. The fair value of reporting units was determined using Level 3 inputs.

23. BUSINESS COMBINATIONS

The Group accounts for business combinations using the acquisition method of accounting, which requires the acquisition cost be allocated to the assets and liabilities of the Group acquired, including separately identifiable intangible assets, based on their estimated fair values. The Group made estimates and judgments in determining the fair value of acquired assets and liabilities, with the assistance of an independent valuation firm and management’s experience with similar assets and liabilities. In performing the purchase price allocation, the Group considered the analyses of historical financial performance and estimates of future performance of these companies acquired. Other than these acquisitions mentioned, other acquisition is immaterial for the years ended December 31, 2020, 2021 and 2022.

Acquisition of Shengdu

Founded in 2002 and headquartered in Hangzhou, Shengdu is a full-service home renovation service provider in China.

As discussed in Note 11 (ii), the Group entered into a definitive agreement with Shengdu, pursuant to which the Group agreed to acquire 100% equity interests in Shengdu from its existing shareholders, for a total consideration capped at RMB8 billion consisting of cash and restricted shares, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. The Group has purchased 6% and 43% of Shengdu’s equity interests with preference rights in December 2021 and January 2022 with consideration amount to RMB480 million and RMB3,440 million in cash, respectively. The Group used measurement alternative to account for the investments. The Group accounted for its obligation to purchase the remaining equity interest of Shengdu when and if certain customary closing conditions are satisfied as a forward contract, which is classified as an asset or liability and measured at fair value, with changes in fair value reported in earnings.

Pursuant to the original term of the definitive agreement signed on July 4, 2021, the group agreed to acquire the remaining 51% equity interest in Shengdu for a total consideration at RMB4,080 million in form of restricted shares, from Shengdu’s selling shareholders. The restricted shares would be settled at an issuance price based on the weighted average closing prices of the Company’s ADSs for 30 consecutive trading days before the closing of the Shengdu acquisition. Due to decline of the Company’s share price during the three months period ended March 31, 2022, the management of the Group renegotiated the consideration with Shengdu. On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, in which the Group would acquire Shengdu’s remaining 51% equity interest by issuing 44,315,854 restricted Class A Ordinary Shares to the selling shareholders of Shengdu as the consideration. Before and after the amendment, the restricted shares issued to the selling shareholders who are key employee of Shengdu are subject to a 3 years’ service period. That is, if the selling shareholders left the Company within 3 years after the closing of the acquisition, the Group has the option to purchase the unvested restricted shares held by the selling shareholder without consideration. As such, the restrict shares issued are accounted for as post-combination compensation cost but not included in the purchase price. Total fair value of restricted shares granted was RMB1,217 million, out of which RMB284 million was recognized as share-based compensation expenses during the year ended December 31, 2022. Please refer to Note 19 for details.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. BUSINESS COMBINATIONS (CONTINUED)

On April 20, 2022, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu’s selling shareholders and acquired Shengdu’s remaining 51% equity interest on April 20, 2022. As a result, the 100% equity interest of Shengdu was acquired by the Group. The Group began to consolidate its financial statements following the completion of the transaction. At the acquisition date, the Group remeasured the investment on the acquired 49% equity interest of Shengdu to the fair value of RMB2,489.2 million and the forward to the fair value of RMB1,374.1 million, which were determined based on a discounted cash flow analysis. Significant assumptions used in the discounted cash flows include revenue growth rates and discount rate. During the year ended December 31, 2022, RMB57 million loss was recorded in “Fair value changes in investments, net” in the consolidated statements of comprehensive income (loss).

The acquisition was structured as a merger in which Shengdu became a wholly owned subsidiary of the Company. Shengdu’s businesses have been added to the home renovation and furnishing segment. The acquisition enables the Group to realize the strategic synergies across the industry chain, and further strengthen the Group’s capabilities in providing better home renovation and furnishing services to satisfy the evolving needs of housing customers. Acquisition related costs incurred were not material.

Acquisition of Shengdu (Continued)

The following table presents the determination of the fair value of identifiable assets acquired and liabilities assumed from the Group’s acquisition of Shengdu. Fair value estimates are based on a complex series of judgments about future events and uncertainties and rely heavily on estimates and assumptions. The judgments used to determine the estimated fair value assigned to each class of assets acquired and liabilities assumed, as well as asset lives, can materially impact the Company’s results of operations.

Amounts
RMB
(in thousands)
Cash and cash equivalents	437,658
Restricted cash	2,106
Short term investments	1,004,314
Accounts receivable and contract assets, net	179,804
Prepayments, receivables and other assets	404,196
Property, plant and equipment, net	332,923
Right-of-use assets	530,653
Long-term investments, net	45,661
Intangible assets	1,050,523
Deferred tax assets	40,592
Goodwill	3,060,775
Accounts payable	(551,299)
Salary and welfare payable	(487,205)
Income taxes payable	(16,388)
Lease liabilities current portion	(83,115)
Contract liability	(1,126,951)
Accrued expenses and other current liabilities	(330,900)
Lease liabilities non-current portion	(359,763)
Deferred tax liabilities	(270,244)
Total	3,863,340
Total purchase price is comprised of:
Cash consideration	3,920,000
Forward loss	(56,660)
Total	3,863,340

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. BUSINESS COMBINATIONS (CONTINUED)

RMB3,362.3 million cash consideration was paid during the year ended December 31, 2022, net of cash acquired, which is included in the cash used for the acquisition of businesses, net of cash acquired line item in the Consolidated Statement of Cash Flows. RMB120.0 million cash consideration was paid in the year ended December 31, 2021 relating to this staggered acquisition.

In connection with the Shengdu transaction, the Company recorded goodwill of RMB3,060.8 million, which is attributable primarily to expected synergies, expanded market opportunities, and other expected benefits that the Company believes it will result from combining its operations with the operations of Shengdu. The incremental goodwill created as a result of the acquisition is not deductible for tax purposes. Goodwill has been allocated to the home renovation and furnishing segment.

The total revenue and net loss from Shengdu that are included in the Group’s consolidated statement of comprehensive income (loss) for the year ended December 31, 2022 were RMB4,311.3 million and RMB189.3 million, respectively.

Acquisition of Shengdu (Continued)

The purchase price allocation to identifiable intangible asset acquired is as follows:

	Estimated	Estimated
	fair value	useful life
RMB
	(in thousands)	(in years)
Trademark	1,049,500	10

The fair value of the trademark was estimated using the multi-period excess earnings method. Significant judgment was exercised in determining the fair value of the trademark intangible asset acquired, which involved the use of assumptions related to revenue growth rates and discount rate of the acquired business. The discount rate was determined by considering the cost of capital of comparable businesses and other industry factors. Trademark acquired is amortized using a straight-line method that reflects the pattern in which economic benefits of the intangible assets are consumed.

The following unaudited pro forma consolidated financial information reflects the combined results of operations of the Group and Shengdu for the year ended December 31, 2022, as if the acquisition of Shengdu had occurred on January 1, 2021, and after giving effect to purchase accounting adjustments. These unaudited pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the years presented and may not be indicative of future operating results.

	For the Year Ended December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Net revenue	85,025,298	61,845,478
Net income (loss)	(713,891)	(1,569,819)

The unaudited pro forma net loss for the years presented includes RMB78.7 million for the amortization of identifiable intangible asset net of tax for each year. The relevant tax impact was determined using the actual effective income tax rate of Shengdu for each presented year.

Other acquisitions

During the year ended December 31, 2022, the Group also acquired several small real estate agency companies in several cities which primarily operated existing home transaction services and new home transaction services in the PRC, and one home renovation company. All these acquisitions individually and in aggregate were not material.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. SEGMENT INFORMATION

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

As a result of the acquisition of Shengdu, which was closed on April 20, 2022, the Group updated its internal organizational structure resulting in four segments, which were existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. In the second quarter of 2022, the Group updated the financial measures provided to the CODM.

These changes in segment reporting align with the manner in which the Group’s CODM currently receives and uses financial information to allocate resources and evaluate the performance of reporting segments. These changes in segment presentation do not affect consolidated balance sheets, consolidated statements of comprehensive income (loss) or consolidated statements of cash flows. The Group retrospectively revised prior period segment information, to conform to current period presentation.

The Group now operates its businesses in four segments: existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; iii) Other transaction services, such as transaction closing service through the Group’s transaction center.
(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to agency services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.
(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.
(4)	Emerging and other services: Emerging and other services include rental property management service business, financial service business and other newly developed businesses.

Material costs, commission and compensation costs include material costs related to home renovation and furnishing services and compensation to sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. SEGMENT INFORMATION (CONTINUED)

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts.

(b)	Segments data

The following tables present summary information by segment:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Net revenues:
Existing home transaction services	30,564,584	31,947,953	24,123,703
New home transaction services	37,937,886	46,472,378	28,650,374
Home renovation and furnishing	108,960	197,452	5,046,627
Emerging and other services	1,869,548	2,134,656	2,848,075
Total	70,480,978	80,752,439	60,668,779

Material costs, Commission and compensation costs:
Existing home transaction services	(18,065,451)	(20,123,501)	(14,510,838)
New home transaction services	(29,787,961)	(37,525,240)	(21,886,020)
Home renovation and furnishing	(127,901)	(195,869)	(3,562,068)
Emerging and other services	(189,855)	(288,593)	(1,956,468)
Total	(48,171,168)	(58,133,203)	(41,915,394)

Contribution:
Existing home transaction services	12,499,133	11,824,452	9,612,865
New home transaction services	8,149,925	8,947,138	6,764,354
Home renovation and furnishing	(18,941)	1,583	1,484,559
Emerging and other services	1,679,693	1,846,063	891,607
Total	22,309,810	22,619,236	18,753,385

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income (loss) per share is the amount of net income (loss) attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares. 932,877,749 preferred shares on a weighted average basis were excluded from the computation of diluted net income (loss) per share for the years ended December 31, 2020 because of their anti-dilutive effect. 41,217,159 non-vested share options and 31,140 non-vested RSUs on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2021 because of their anti-dilutive effect. 4,437,739 non-vested RSUs and 24,445,441 non-vested restricted shares on a weighted average basis were excluded from the calculation of diluted net loss per share for the year ended December 31, 2022 because of their anti-dilutive effect.

The following table sets forth the computation of basic and diluted net income (loss) per share for the years and periods indicated:

	For the Year Ended December 31,
	2020	2021	2022

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	2,777,592	(524,129)	(1,386,074)
Accretion on Series B Preferred Shares to redemption value	(242,270)	—	—
Accretion on Series C Preferred Shares to redemption value	(554,415)	—	—
Accretion on Series D Preferred Shares to redemption value	(519,201)	—	—
Accretion on Series D+ Preferred Shares to redemption value	(439,342)	—	—
Income allocation to participating preferred shares	(301,898)	—	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	720,466	(524,129)	(1,386,074)

Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	2,226,264,859	3,549,121,628	3,569,179,079
Dilutive effect of the obligation to issue ordinary shares in relation to the acquisition of Zhonghuan	6,375,753	—	—
Adjustments for dilutive share options	34,690,279	—	—
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	2,267,330,891	3,549,121,628	3,569,179,079
Net income (loss) per share attributable to ordinary shareholders:
—Basic	0.32	(0.15)	(0.39)
—Diluted	0.32	(0.15)	(0.39)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended December 31, 2020, 2021 and 2022, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries (“Ziroom”)	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries (“Yuanjing Mingde”)	A group which management or operating policies significantly influenced by a director of the Company
Vanlian (Beijing) Decoration Co., Ltd. (“Vanlian”)	An affiliate company of the Group
IFM Investments Limited (“IFM”)	An affiliate company of the Group
Shengdu	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd (“Xinhewan”)	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group

Shengdu was considered as a related party of the Group from December 10, 2021. On April 20, 2022, the Group completed the acquisition of Shengdu and Shengdu became a consolidated subsidiary of the Group (Note 23). Transactions between the Group and Shengdu from the period of December 10, 2021 to April 19, 2022 are disclosed as related party transactions.

Vanlian was an affiliate company of the Group. On January 4, 2022, the Group completed the acquisition of Vanlian and Vanlian became a wholly owned subsidiary of the Group. Transactions between the Group and Vanlian before January 3, 2022 are disclosed as related party transactions.

(i)The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Revenues from related parties
Online marketing services provided to Ziroom	72,309	104,888	90,262
Platform services provided to IFM	41,704	69,717	65,258
Agency services provided to Ziroom	55,447	53,150	34,197
Agency services and other services provided to Shengdu	—	7,565	8,700
Agency services provided to Yuanjing Mingde	35,154	4,491	5,183
Technical services provided to Tencent	—	1,608	745
Agency services, online marketing services and home renovation services provided to Vanlian	14,706	174,511	—
Commission support services provided to brokerage firms	201,385	423,448	441,471
Platform and franchise services provided to brokerage firms	1,870	8,512	13,011
Others	—	—	5,376
Total	422,575	847,890	664,203

Agency services refer to services to facilitate home sales or leases. A certain percentage of commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. RELATED PARTY TRANSACTIONS (CONTINUED)

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

Platform services refer to the fees the Group charged for using the Group’s ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group’s Deyou brand.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Services provided by related parties
Online marketing and technical services from Tencent	38,943	193,866	159,564
Rental and property management services from Yuanjing Mingde	8,753	30,609	27,379
Services from Ziroom	1,025	7,942	8,131
Referral services from IFM	8,656	10,672	5,590
Referral services from brokerage firms	426,233	831,591	673,972
Others	16,343	1,322	2,717
Total	499,953	1,076,002	877,353

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

Referral services provided by related parties mainly refer to customer referrals from related parties.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Other income
Interest income from loans provided to Xinhewan	—	—	4,301
Interest income from loans provided to IFM	2,289	2,209	(753)
Interest income from loans provided to Yuanjing Mingde	92,013	—	—
Interest income from loans provided to executive directors	1,800	—	—
Interest income from loans provided to others	1,949	1,450	2,406
Total	98,051	3,659	5,954

(ii)On May 31, 2021, the Group invested in 29.16% of the equity interests of Yuanjing Mingchuang with certain preference rights with a total cash consideration of RMB700 million. Yuanjing Mingchuang is a subsidiary of Yuanjing Mingde. For the detail, please refer to Note 11.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(iii)As of December 31, 2021 and 2022, the Group had the following lease balances and transactions with related parties:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Operating Leases
Store leases from Yuanjing Mingde	136,164	77,625
Administrative office leases from Ziroom	51	72
Total operating lease assets	136,215	77,697
Operating lease liabilities, current from Yuanjing Mingde	8,213	4,284
Operating lease liabilities, current from Ziroom	51	26
Operating lease liabilities, non-current from Yuanjing Mingde	125,075	75,449
Total operating lease liabilities	133,339	79,759

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)
Operating lease cost from related parties
Operating lease cost from Yuanjing Mingde	1,529	18,358	18,092
Operating lease cost from Ziroom	49	100	175
Operating lease cost from brokerage firms	—	49	—
Total	1,578	18,507	18,267

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(iv)As of December 31, 2021 and 2022, the Group had the following balances with related parties:

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Amounts due from and prepayments to related parties
Ziroom	349,375	345,212
IFM	7,799	7,400
Yuanjing Mingde	7,471	6,806
Tencent	175	2,258
Vanlian	209,087	—
Shengdu	6,431	—
Brokerage firms	10,485	19,551
Others	519	24,729
Total	591,342	405,956

Amounts due to related parties
Tencent	35,269	34,723
Ziroom	30,872	33,530
IFM	22,893	27,091
Yuanjing Mingde	8,569	6,983
Vanlian	143,804	—
Shengdu	1,498	—
Brokerage firms	339,911	315,977
Others	1,262	7,381
Total	584,078	425,685

As of December 31, 2022, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands)
Loan receivables from related parties
Short‑term loans to IFM	20,000	20,000
Short-term loans to others (a)	22,788	15,846
Current portion of long-term loans to Xinhewan (b)	—	14,617
Long-term loans to Xinhewan (b)	—	17,934
Long-term loans to others (a)	—	5,000
Total	42,788	73,397
(a)	The balance of loans to others included the loans provided to entities that the Group invested and has significant influence in for operating of business of these entities, net of allowance for credit losses.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	In January 2022, the Group entered into a three-year RMB44.5 million loan agreement with Xinhewan at an annual fixed borrowing rate of 12%. The principal and interests are repayable to the Group in thirty-six equal instalments. As of December 31, 2022, RMB14.6 million of the loan was due within one year; the remaining RMB17.9 million was classified as long-term loan receivables from related parties on the consolidated balance sheet.

As of December 31, 2022, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

(v)On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholder, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. During the year ended December 31, 2022, donation payment of RMB10 million was made by the Donator to a bank account designated by the Group.

27. COMMITMENTS AND CONTINGENCIES

(a)  Commitments

As of
December 31, 2022
RMB
(in thousands)
Operating leases commitments(i)	386,310
Investment commitments(ii)	141,765
Purchase of property and equipment	4,512
Purchase of services	2,081
Total	534,668

Amounts
RMB
(in thousands)
2023	281,049
2024	118,115
2025	83,711
2026	25,413
Thereafter	26,380
Total	534,668
(i)	Operating leases commitments represent the Group’s obligations for leasing premises.
(ii)	Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)  Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group’s view of these matters may change in the future.

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2020, 2021 and 2022, appropriations to the statutory reserve have been made by the Group, which was RMB139.1 million, RMB91.1 million and RMB176.9 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB20.1 billion as of December 31, 2022.

Cash transfers from the Company’s PRC subsidiaries to their parent companies outside of China are subject to PRC government control of currency conversion. Shortages in the availability of foreign currency may temporarily restrict the ability of the PRC subsidiaries and consolidated affiliated entities to remit sufficient foreign currency to pay dividends or other payments to the Company, or otherwise satisfy their foreign currency denominated obligations.

The Company performed a test on the restricted net assets of consolidated subsidiaries in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and “Net assets of VIEs” and the income (loss) of the subsidiaries is presented as “Share of income (loss) of subsidiaries” and “Income (loss) of the VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2021 and 2022, the operation results for the years ended December 31, 2020, 2021 and 2022, and the statements of cash flows for the years ended December 31, 2020, 2021 and 2022. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2021 and 2022.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed balance sheets of the parent company

	As of December 31,
	2021	2022
	RMB	RMB

	(in thousands, except for
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	55,235	12,818
Short-term investments	81,906	7,372,995
Amounts due from subsidiaries and VIEs	1,997,867	1,226,906
Prepayments, receivables and other assets	55,320	13,927
Non‑current assets:
Investment in subsidiaries	58,670,038	56,064,739
Net assets of the VIEs	3,619,026	3,716,231
Long-term investments, net	2,527,253	516,873
TOTAL ASSETS	67,006,645	68,924,489

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	32,669	4,129
TOTAL LIABILITIES	32,669	4,129

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares, 885,301,280 Class B ordinary shares. 2,705,911,235 and 3,601,547,279 Class A ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively; 885,301,280 and 156,426,896 Class B ordinary shares issued and outstanding as of December 31, 2021 and 2022, respectively)	489	487
Treasury shares	—	(225,329)
Additional paid‑in capital	78,972,169	80,302,956
Accumulated other comprehensive loss	(2,639,723)	(412,721)
Accumulated deficit	(9,358,959)	(10,745,033)
Total shareholders’ equity	66,973,976	68,920,360
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	67,006,645	68,924,489

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed statements of comprehensive income (loss)

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)

Sales and marketing expenses	(96,023)	(10,227)	—
General and administrative expenses	(28,640)	(82,109)	(140,148)
Research and development expenses	(79,023)	(57)	—
Interest income, net	40,611	3,035	745
Share of income (loss) of subsidiaries	1,448,649	(696,144)	(1,436,950)
Income (loss) of the VIEs	614,240	(52,436)	97,036
Fair value changes through earnings on investments, net	144,361	183,991	4,770
Foreign currency exchange loss	(33,395)	(3,968)	(61,317)
Other income, net	766,812	133,786	149,790
Income (loss) before income tax expense	2,777,592	(524,129)	(1,386,074)
Income tax expense	—	—	—
Net income (loss)	2,777,592	(524,129)	(1,386,074)
Accretion on convertible redeemable preferred shares to redemption value	(1,755,228)	—	—
Income allocation to participating preferred shares	(301,898)	—	—
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	720,466	(524,129)	(1,386,074)

Net income (loss)	2,777,592	(524,129)	(1,386,074)
Other comprehensive income (loss)
Currency translation adjustments	(1,897,395)	(841,214)	2,602,071
Unrealized gains (losses) on available-for-sale investments, net of reclassification	—	35,578	(375,069)
Total comprehensive income (loss)	880,197	(1,329,765)	840,928
Accretion on convertible redeemable preferred shares to redemption value	(1,755,228)	—	—
Income allocation to participating preferred shares	(301,898)	—	—
Total comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,176,929)	(1,329,765)	840,928

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Condensed statements of cash flows

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB

	(in thousands)

Net cash used in operating activities	(72,175)	(10,302)	(58,875)
Net cash provided by (used in) investing activities	(42,674,498)	(3,183,233)	1,348,740
Net cash provided by (used in) financing activities	34,151,607	7	(1,319,793)
Effect of exchange rate changes on cash and cash equivalents	(668,623)	(12,822)	(12,489)
Net decrease in cash and cash equivalents	(9,263,689)	(3,206,350)	(42,417)
Cash and cash equivalents at beginning of the year	12,525,274	3,261,585	55,235
Cash and cash equivalents at end of the year	3,261,585	55,235	12,818

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. SUBSEQUENT EVENTS

The Group has evaluated subsequent events through the date the consolidated financial statements are issued, and concluded that no subsequent events have occurred that would require recognition or disclosure in the consolidated financial statements other than as discussed below.

During the period from January 1, 2023 to April 27, 2023, the Company repurchased a total of 2,338,572 ADSs (representing 7,015,716 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$41.5 million. During the period from January 1, 2023 to April 27, 2023, a total of 2,439,786 ADSs (representing 7,319,358 Class A ordinary shares) have been cancelled, which were repurchased by the Company in December 2022 and January 2023. Concurrent with the share cancellation, a total of 304,670 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. PENG Yongdong, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 212,479 Class B ordinary shares and Mr. SHAN Yigang, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 92,191 Class B ordinary shares.