Form 20-F
period 2023-12-31
KE Holdings Inc.
filed 2024-04-26
CIK 1809587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2023, there were 3,595,215,393 ordinary shares issued and outstanding, being the sum of 3,443,860,844 Class A ordinary shares (excluding the 104,033,244 Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and 24,066,132 Class A ordinary shares in the form of ADSs repurchased but not cancelled) and 151,354,549 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active agents” are to agents on our platform, including agents employed by us and from labor dispatching or outsourcing agencies, and agents affiliated with our connected stores and connected brands as employees, contractors, or through other service arrangements, as of a given date excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months;
●	“active stores” are to stores on our platform as of a given date excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;
●	“Beike,” “we,” “us,” “our company” and “our” are to KE Holdings Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.00002 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.00002 per share;
●	“GTV” of our platform, for a given period, are to gross transaction value, which is calculated as the total value of all transactions we facilitated on the Beike platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that fail to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong;
●	“Hong Kong Listing” are to the listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange by way of introduction on May 11, 2022;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“ordinary shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00002 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SaaS” are to software-as-a-services;
●	“Shengdu” are to Shengdu Home Renovation Co., Ltd.;
●	“Tencent” are to Tencent Holdings Limited (HKEx: 700), its subsidiaries and/or its controlled affiliated entities, as the context requires;
●	“US$,” “U.S. dollars,” and “$” are to the legal currency of the United States;
●	“VIEs” are to Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, Beijing Beijia Commercial Consultancy Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd., Runizhishi (Beijing) Technology Co., Ltd., and Runikeshi (Beijing) Technology Co., Ltd.; and
●	“WFOEs” are to Beike Jinke (Tianjin) Technology Co., Ltd., Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd., and Realsee (Tianjin) Technology Co., Ltd., which are wholly foreign-owned entities under PRC law;

When we calculate agents on our platform, we refer to agents who are affiliated with the real estate brokerage stores and subject to our Agent Cooperation Network, or ACN, rules.

In China, real estate brokerage refers to the activities of providing intermediary or agency services in connection with housing transactions by brokerage firms and agents, wherein brokerage firms and agents are allowed to collect commissions from either or both of the buy side and the sell side as long as the payment arrangement is prescribed in the brokerage service agreements.

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.0999 to US$1.00, the exchange rate in effect as of December 29, 2023 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our ability to empower services and facilitate transactions on our platform;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	our ability to protect our systems and infrastructures from cyber-attacks;
●	our dependence on the integrity of brokerage brands, stores and agents on our platform;
●	our ability to develop home renovation and furnishing services;
●	our ability to develop rental property management services;
●	general economic and business conditions in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

The VIEs collectively held 23.8% of our cash, cash equivalents and restricted cash and 9.2% of our total assets as of December 31, 2023. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 1.2%, 0.8% and 0.8% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. The VIEs and their subsidiaries are the operators of Beike and Lianjia mobile apps and websites and the license holders to provide the value-added telecommunication services on these platforms. To enhance the experience of the customers, agents or other business partners on our platform, we offer certain complementary services through our platform, such as online payment services, and the VIEs and their subsidiaries also hold licenses and permits for these services. Some of our key domain names, including ke.com, are registered under the VIEs. The VIEs and their subsidiaries also owned approximately 2%, 4% and 10% of our issued patents, registered trademarks and copyrights to software programs, respectively, as of December 31, 2023. Therefore, the VIEs and their subsidiaries hold certain intellectual properties and licenses that are critical to the availability of technologies and workforce supporting our operations and services we provide on the Beike platform. At the same time, the employees under the VIEs and their subsidiaries were less than 1% of the total workforce as of December 31, 2023. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China.  Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate; (ii) Beike (Tianjin) Investment Co., Ltd., holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate; and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate; and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Qingdao Shengjia Huazhang Enterprise Management Co., Ltd. owns 94% of the total equity interest, and Beike Kestone Holdings (Hong Kong) Limited owns the remaining 6%.
(4)	Shanghai Chenhaibei Internet Technology Co., Ltd., Tianjin Haibei Information & Technology Co., Ltd. and Shanghai Huibeiju Technology Co., Ltd.
(5)	Beike Zhaofang Technology Co., Ltd., Tianjin Haibei Technology Service Co., Ltd. and Shanghai Haibi Technology Co., Ltd., the subsidiary of Beike Zhaofang Technology Co., Ltd.
(6)	Beijing Fangyuan Real Estate Consulting Services Co., Ltd., Beijing Lianjia Rongsheng Management Consulting Co., Ltd., Sichuan Lianjia Real Estate Brokerage Co., Ltd., and Beijing Xinfu Home Rental Co., Ltd., one of the subsidiaries of Beijing Lianjia Rongsheng Management Consulting Co., Ltd.

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may not directly hold equity interests in the VIEs or in the businesses that are conducted by the VIEs, and the VIE structure provides contractual exposure to foreign investment in the companies which involve foreign investment restrictions. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This may result in the VIEs being deconsolidated, which would materially and adversely affect our operations, and our ADSs may decline significantly in value or become worthless. Our holding company, our PRC subsidiaries, the VIEs, and investors of our company may face potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. The PRC regulatory authorities could disallow the VIE structure, which would likely result in a material adverse change in our operations, and our Class A ordinary shares or our ADSs may decline significantly in value or become worthless. The contractual arrangements may not be as effective as direct ownership in providing us with control over the VIEs, the shareholders of the VIEs may have potential conflicts of interest with us, and we may incur substantial costs to enforce the terms of the arrangements. As such, the VIE structure involves unique risks to investors of our holding company. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

We face various risks related to doing business in China that could result in a material change in our operations. Our business operations are primarily conducted in China, and we are subject to complex and evolving PRC laws and regulations. For example, we face risks associated with regulatory approvals on offshore offerings and listings, anti-monopoly regulatory actions, and oversight on cybersecurity and data privacy. PRC government’s authority in regulating the industries in which we operate and our operations and its oversight and control over offerings and listings conducted overseas by, and foreign investment in, China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. Implementation of industry-wide regulations in this nature may cause the value of such securities to significantly decline or be worthless. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China.”

For example, the PRC Data Security Law and the PRC Personal Information Protection Law promulgated in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China and several other PRC governmental authorities in December 2021, as well as the draft Regulations on the Administration of Cyber Data Security (Draft for Comments) published by the Cyberspace Administration of China for public comments in November 2021, exposes additional requirements on China-based overseas-listed companies like us. If the detailed rules, implementations, or the enacted version of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by us, we cannot assure you that such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for additional details.

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the measures, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the measures, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. At the press conference held by the CSRC on February 17, 2023 for the measures, officials from the CSRC confirmed that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the measures. Based on the foregoing, as of the date of this annual report, we are not required to complete filing with the CSRC for our listing on the New York Stock Exchange, or the NYSE, and the Hong Kong Stock Exchange, but we may be subject to the filing requirements for our future capital raising activities and security offerings under the measures. As the measures were newly promulgated, there remain uncertainties about how the measures will be interpreted or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.”

Evolvements of the legal system in China, including risks and uncertainties regarding that the rules and regulations in China can change quickly with little advance notice and that the Chinese government may intervene or influence our operations in accordance with laws and regulations at any time, could result in a material adverse change in our operations and the value of our ADSs. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. In addition to the Business License issued by a department of the State Administration for Market Regulation for each of our PRC subsidiaries and the VIEs and their subsidiaries, the PRC subsidiaries and the VIEs and their subsidiaries are required to obtain, and have obtained the following requisite permissions for their main operations: the filings for real estate brokerage business, the operating license for value-added telecommunication business, the qualification certificate of construction enterprise, the qualification certificate of construction project design, the safety production license, the filings for home rental business, the license for non-financial institution payment service, the approval for establishment of micro credit company, the license for financing guarantee business, the license for insurance brokerage business, the approval for commercial factoring business and filing on commercial franchising.

Apart from the permits and licenses above, we may be subject to additional licensing requirements for our business operation as the interpretation and implementation of laws and regulations and the enforcement practice by government authorities are evolving. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions” for more details.

Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, neither we, our PRC subsidiaries, nor the VIEs or their subsidiaries have received any formal inquiry, notice, warning or sanction from the CSRC, the Cyberspace Administration of China or any PRC governmental authorities in connection with requirements of obtaining prior approval or permission for our historical issuance to foreign investors. Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC, the Cyberspace Administration of China or any other PRC governmental authorities for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how rules published by the CSRC and the Cyberspace Administration of China will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that PRC governmental authorities, including the CSRC and the Cyberspace Administration of China, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. Besides, the PRC government has enhanced its oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of new rules in this regard, the interpretation and implementation of which remains uncertain. Therefore, there are uncertainties as to whether we will be able to complete filing with the CSRC or will be required to obtain any specific regulatory approvals from the Cyberspace Administration of China or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the Cyberspace Administration of China or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities” for more details.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission of the United States, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2021	2022	2023

	(RMB in thousands)
Loans from Parent to Cayman Islands, British Virgin Islands, and Hong Kong subsidiaries(1)	4,581,814	(5,267,047)	467,939
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(2)	300,000	—	300,000
Loans from Hong Kong subsidiaries to PRC subsidiaries(2)	9,332,778	4,096,214	2,282,145
Net amounts paid by subsidiaries to VIEs(3)	240,243	191,090	1,287,319

Notes:

(1)	Represents the “Investments in and loans to subsidiaries and VIEs” of the Parent as in the condensed consolidating schedule of cash flow data.

(2)	The items “Capital contributions from Hong Kong subsidiaries to PRC subsidiaries” and “Loans from Hong Kong subsidiaries to PRC subsidiaries” include the following:
●	Cash flows from Hong Kong subsidiaries (included in the “Other Subsidiaries” column) to primary beneficiary of VIEs which are included in “Proceeds and loans from Parent and other Group companies” of primary beneficiary of VIEs in the consolidating schedules; and
●	Cash flows from Hong Kong subsidiaries to other PRC subsidiaries, which represent cash flows between entities all within the “Other Subsidiaries” column and are thus eliminated in the presentation of the consolidating schedules.
(3)	Represents the “Operating cash flow from the Group companies” of the VIEs plus “Proceeds and loans from Parent and other Group companies” of the VIEs in the condensed consolidating schedule of cash flow data. The cash flows between the subsidiaries and the VIEs included the following:
●	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;
●	Cash paid by the subsidiaries to the VIEs for referral and other services;
●	Cash paid by the VIEs to the subsidiaries for referral and professional services; and
●	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.

The cash received from loans and payment for acquiring the subsidiaries were used by the VIEs for returning the onshore capital to preferred shareholders in connection with the reorganization. Other funds have been used by the VIEs for their operations.

As of December 31, 2023, the Parent had made cumulative capital contribution of RMB4,364.5 million and provided cumulative loans of RMB31,086.9 million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2021, 2022 and 2023, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2021, 2022 and 2023, no dividends or distributions were made to the Parent by our subsidiaries.

In August 2023, our board of directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023. The aggregate amount of the special cash dividend was approximately US$0.2 billion and was paid in September 2023 for holders of ordinary shares and in October 2023 for holders of ADSs. In March 2024, our board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2024. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information - E. Taxation.”

For purposes of illustration, the following discussion reflects the hypothetical taxes that might be required to be paid within Mainland China, assuming that: (i) we have taxable earnings, and (ii) we determine to pay a dividend in the future:

Taxation Scenario(1)
Statutory Tax and
Standard Rates
Hypothetical pre-tax earnings(2)	100%
Tax on earnings at statutory rate of 25%(3)	(25)%
Net earnings available for distribution	75%
Withholding tax at standard rate of 10%(4)	(7.5)%
Net distribution to Parent/Shareholders	67.5%

Notes:

(1)	For purposes of this example, the tax calculation has been simplified. The hypothetical book pre-tax earnings amount, not considering timing differences, is assumed to equal taxable income in China.
(2)	Under the terms of VIE agreements, our PRC subsidiaries may charge the VIEs for services provided to VIEs. These fees shall be recognized as expenses of the VIEs, with a corresponding amount as service income by our PRC subsidiaries and eliminate in consolidation. For income tax purposes, our PRC subsidiaries and VIEs file income tax returns on a separate company basis. The fees paid are recognized as a tax deduction by the VIEs and as income by our PRC subsidiaries and are tax neutral.
(3)	Certain of our subsidiaries and VIEs qualifies for a 15% preferential income tax rate in China. However, such rate is subject to qualification, is temporary in nature, and may not be available in a future period when distributions are paid. For purposes of this hypothetical example, the table above reflects a maximum tax scenario under which the full statutory rate would be effective.
(4)	The PRC Enterprise Income Tax Law imposes a withholding income tax of 10% on dividends distributed by a foreign invested enterprise to its immediate holding company outside of China. A lower withholding income tax rate of 5% is applied if the foreign invested enterprise’s immediate holding company is registered in Hong Kong or other jurisdictions that have a tax treaty arrangement with China, subject to a qualification review at the time of the distribution. For purposes of this hypothetical example, the table above assumes a maximum tax scenario under which the full withholding tax would be applied.

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

As KE Holdings Inc. is a Cayman Islands holding company with no material operations of its own, its ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operations, and in addition enjoy all economic benefit and may receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to distribute earnings or pay dividends to us. Under PRC law, each of our subsidiaries and the VIEs in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our subsidiaries and the VIEs in China may allocate a portion of its after-tax profits based on PRC accounting standards to a surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by the State Administration of Foreign Exchange, or SAFE, and declaration and payment of withholding tax. Additionally, if our PRC subsidiaries and the VIEs incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meets the requirements for statutory reserve funds. For more details, see “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.” Except these regulatory requirements, there are not any other statutory restrictions and limitations on our ability to distribute earnings from our PRC subsidiaries to the parent company and U.S. investors or the ability of the VIEs to settle amounts owned under the VIE agreements.

Financial Information Related to the VIEs

The following table presents the condensed consolidating schedule of balance sheet data for the Parent, our wholly owned subsidiaries that are primary beneficiary of VIEs, VIEs (inclusive of the VIEs’ subsidiaries) and other consolidated subsidiaries, or Other Subsidiaries, as of the dates presented.

	As of December 31, 2023
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	9,414	15,356,549	2,036,021	2,232,732	—	19,634,716
Restricted cash	—	2,289,623	—	3,933,122	—	6,222,745
Short-term investments	537,847	32,917,449	802,662	—	—	34,257,958
Accounts receivable and contract assets, net	—	3,148,559	—	27,610	—	3,176,169
Amount due from the Group companies(1)	688,776	80,488,447	72,894,425	2,671,350	(156,742,998)	—
Other current assets	2,003	4,419,179	28,114	2,012,739	—	6,462,035
Total current assets	1,238,040	138,619,806	75,761,222	10,877,553	(156,742,998)	69,753,623
Investment in subsidiaries(2)	67,805,473	48,146	19,392,776	—	(87,246,395)	—
Net assets of VIEs(2)	3,061,116	3,061,116	3,061,116	—	(9,183,348)	—
Long-term investments	—	22,986,198	584,790	—	—	23,570,988
Right-of-use assets	—	17,617,716	—	199	—	17,617,915
Intangible assets, net(3)	—	1,623,134	—	26,395	(582,070)	1,067,459
Other non-current assets	—	8,183,250	—	138,696	—	8,321,946
Total non-current assets	70,866,589	53,519,560	23,038,682	165,290	(97,011,813)	50,578,308
TOTAL ASSETS	72,104,629	192,139,366	98,799,904	11,042,843	(253,754,811)	120,331,931
Accounts payable	—	6,260,516	—	68,000	—	6,328,516
Employee compensation and welfare payable	—	7,773,862	—	371,917	—	8,145,779
Customer deposits payable	—	1,360,053	—	2,540,511	—	3,900,564
Amount due to the Group companies(1)	—	76,254,551	75,686,251	4,802,196	(156,742,998)	—
Other current liabilities	4,805	20,920,819	29,545	193,955	—	21,149,124
Total current liabilities	4,805	112,569,801	75,715,796	7,976,579	(156,742,998)	39,523,983
Deferred tax liabilities	—	275,553	—	3,788	—	279,341
Operating lease liabilities	—	8,327,113	—	—	—	8,327,113
Other non-current liabilities	—	389	—	—	—	389
Total non-current liabilities	—	8,603,055	—	3,788	—	8,606,843
TOTAL LIABILITIES	4,805	121,172,856	75,715,796	7,980,367	(156,742,998)	48,130,826
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY	72,099,824	70,866,589	23,084,108	3,061,116	(97,011,813)	72,099,824
Non-controlling interests	—	99,921	—	1,360	—	101,281
TOTAL SHAREHOLDERS’ EQUITY	72,099,824	70,966,510	23,084,108	3,062,476	(97,011,813)	72,201,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	72,104,629	192,139,366	98,799,904	11,042,843	(253,754,811)	120,331,931

	As of December 31, 2022
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	12,818	15,797,420	1,728,975	1,873,989	—	19,413,202
Restricted cash	—	2,374,274	—	3,806,783	—	6,181,057
Short-term investments	7,372,995	27,665,330	—	447,583	—	35,485,908
Accounts receivable and contract assets, net	—	4,139,648	—	23,374	—	4,163,022
Amount due from the Group companies(1)	1,226,906	52,614,073	46,617,540	3,041,482	(103,500,001)	—
Other current assets	13,927	3,736,853	38,028	1,392,678	—	5,181,486
Total current assets	8,626,646	106,327,598	48,384,543	10,585,889	(103,500,001)	70,424,675
Investment in subsidiaries(2)	56,064,739	—	14,562,240	—	(70,626,979)	—
Net assets of VIEs(2)	3,716,231	3,716,231	3,716,231	—	(11,148,693)	—
Long-term investments	516,873	16,908,780	500,000	—	—	17,925,653
Right-of-use assets	—	11,283,997	—	73	—	11,284,070
Intangible assets, net(3)	—	2,528,006	—	33,786	(874,816)	1,686,976
Other non-current assets	—	7,869,570	—	156,403	—	8,025,973
Total non-current assets	60,297,843	42,306,584	18,778,471	190,262	(82,650,488)	38,922,672
TOTAL ASSETS	68,924,489	148,634,182	67,163,014	10,776,151	(186,150,489)	109,347,347
Accounts payable	—	5,780,411	—	62,910	—	5,843,321
Employee compensation and welfare payable	—	8,978,638	—	386,874	—	9,365,512
Customer deposits payable	—	1,279,725	—	2,915,103	—	4,194,828
Amount due to the Group companies(1)	—	50,885,928	49,181,431	3,432,642	(103,500,001)	—
Other current liabilities	4,129	13,662,471	14,468	256,589	—	13,937,657
Total current liabilities	4,129	80,587,173	49,195,899	7,054,118	(103,500,001)	33,341,318
Deferred tax liabilities	—	346,703	—	4,483	—	351,186
Operating lease liabilities	—	6,599,907	—	23	—	6,599,930
Deficit in subsidiaries(2)	—	1,186,172	—	—	(1,186,172)	—
Other non-current liabilities	—	475	—	—	—	475
Total non-current liabilities	—	8,133,257	—	4,506	(1,186,172)	6,951,591
TOTAL LIABILITIES	4,129	88,720,430	49,195,899	7,058,624	(104,686,173)	40,292,909
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY	68,920,360	59,780,970	17,967,115	3,716,231	(81,464,316)	68,920,360
Non-controlling interests	—	132,782	—	1,296	—	134,078
TOTAL SHAREHOLDERS’ EQUITY	68,920,360	59,913,752	17,967,115	3,717,527	(81,464,316)	69,054,438
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,924,489	148,634,182	67,163,014	10,776,151	(186,150,489)	109,347,347

The following table presents the condensed consolidating schedule of results of operations for the VIEs and other entities for the periods presented.

	For the Year ended December 31, 2023
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	77,181,434	—	595,498	—	77,776,932
Net revenues from the Group companies(4)	—	176,927	—	263,430	(440,357)	—
Total net revenues	—	77,358,361	—	858,928	(440,357)	77,776,932
Cost of revenues - third parties	—	(55,803,552)	—	(255,366)	—	(56,058,918)
Cost of revenues - Group companies(4)	—	(656,398)	—	(65,535)	721,933	—
Total cost of revenues	—	(56,459,950)	—	(320,901)	721,933	(56,058,918)
Gross profit	—	20,898,411	—	538,027	281,576	21,718,014
Operating expenses(3)(4)	(45,781)	(16,261,055)	(111,673)	(372,456)	(129,979)	(16,920,944)
Others	115,859	2,110,889	921,202	75,727	(136,752)	3,086,925
Share of income of subsidiaries (2)	5,618,262	809,529	3,680,538	—	(10,108,329)	—
Income of the VIEs(2)	194,884	194,884	194,884	—	(584,652)	—
Income before income tax expense	5,883,224	7,752,658	4,684,951	241,298	(10,678,136)	7,883,995
Income tax expense	—	(1,948,041)	—	(46,350)	—	(1,994,391)
Net income	5,883,224	5,804,617	4,684,951	194,948	(10,678,136)	5,889,604
Net income attributable to non-controlling interests shareholders	—	(6,316)	—	(64)	—	(6,380)
Net income attributable to KE Holdings Inc.	5,883,224	5,798,301	4,684,951	194,884	(10,678,136)	5,883,224

	For the Year ended December 31, 2022
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	60,198,215	—	470,564	—	60,668,779
Net revenues from the Group companies(4)	—	54,483	—	183,146	(237,629)	—
Total net revenues	—	60,252,698	—	653,710	(237,629)	60,668,779
Cost of revenues - third parties	—	(46,649,250)	—	(238,782)	—	(46,888,032)
Cost of revenues - Group companies(4)	—	(12,949)	—	(50,456)	63,405	—
Total cost of revenues	—	(46,662,199)	—	(289,238)	63,405	(46,888,032)
Gross profit	—	13,590,499	—	364,472	(174,224)	13,780,747
Operating expenses(3)(4)	(140,148)	(14,497,841)	(40,530)	(292,567)	357,433	(14,613,653)
Others	93,988	1,082,864	124,698	62,041	(238,395)	1,125,196
Share of income (loss) of subsidiaries(2)	(1,436,950)	80,452	(130,097)	—	1,486,595	—
Income of the VIEs(2)	97,036	97,036	97,036	—	(291,108)	—
Income (loss) before income tax expense	(1,386,074)	353,010	51,107	133,946	1,140,301	292,290
Income tax expense	—	(1,648,935)	(3,716)	(36,923)	—	(1,689,574)
Net income (loss)	(1,386,074)	(1,295,925)	47,391	97,023	1,140,301	(1,397,284)
Net loss attributable to non-controlling interests shareholders	—	11,197	—	13	—	11,210
Net income (loss) attributable to KE Holdings Inc.	(1,386,074)	(1,284,728)	47,391	97,036	1,140,301	(1,386,074)

	For the Year ended December 31, 2021
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	79,805,556	—	946,883	—	80,752,439
Net revenues from the Group companies(4)	—	399,217	—	184,717	(583,934)	—
Total net revenues	—	80,204,773	—	1,131,600	(583,934)	80,752,439
Cost of revenues - third parties	—	(64,503,389)	—	(429,635)	—	(64,933,024)
Cost of revenues - Group companies(4)	—	(16,547)	—	(189,293)	205,840	—
Total cost of revenues	—	(64,519,936)	—	(618,928)	205,840	(64,933,024)
Gross profit	—	15,684,837	—	512,672	(378,094)	15,819,415
Operating expenses(3)(4)	(92,393)	(17,101,568)	(3)	(643,533)	663,218	(17,174,279)
Others	316,844	1,865,693	168,328	117,122	27,603	2,495,590
Share of income (loss) of subsidiaries(2)	(696,144)	99,204	1,048,228	—	(451,288)	—
Loss of the VIEs(2)	(52,436)	(52,436)	(52,436)	—	157,308	—
Income (loss) before income tax expense	(524,129)	495,730	1,164,117	(13,739)	18,747	1,140,726
Income tax expense	—	(1,557,553)	(69,121)	(38,818)	—	(1,665,492)
Net income (loss)	(524,129)	(1,061,823)	1,094,996	(52,557)	18,747	(524,766)
Net loss attributable to non-controlling interests shareholders	—	516	—	121	—	637
Net income (loss) attributable to KE Holdings Inc.	(524,129)	(1,061,307)	1,094,996	(52,436)	18,747	(524,129)

The following table presents condensed consolidating schedule of cash flow data for the VIEs and other entities for the years ended presented.

	For the Year ended December 31, 2023
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	62,063	11,756,943	(52,916)	(608,465)	—	11,157,625
Operating cash flow from the Group companies(4)	—	(2,497,280)	290,677	2,206,603	—	—
Net cash provided by operating activities	62,063	9,259,663	237,761	1,598,138	—	11,157,625

Cash flows from investing activities:
Purchases of short-term investments	(4,077,423)	(32,400,000)	(800,000)	(1,596,760)	—	(38,874,183)
Maturities of short-term investments	7,415,894	32,002,167	—	2,047,618	—	41,465,679
Cash paid for business combination, net of cash acquired	—	(9,893)	—	—	—	(9,893)
Purchases of property, equipment and intangible assets	—	(873,990)	—	—	—	(873,990)
Investments in and loans to subsidiaries and VIEs(2)	(467,939)	(4,778,551)	619,284	—	4,627,206	—
Loans to related parties	—	(47,000)	—	—	—	(47,000)
Repayments of loans from related parties	—	45,367	—	20,000	—	65,367
Financing receivables originated	—	761	—	(27,786,528)	—	(27,785,767)
Collections of financing receivables principal	—	(8,733)	—	27,121,540	—	27,112,807
Purchases of long-term investments	—	(15,645,203)	(50,000)	—	—	(15,695,203)
Other investing activities	4,063,191	6,601,194	—	358	—	10,664,743
Net cash provided by (used in) investing activities	6,933,723	(15,113,881)	(230,716)	(193,772)	4,627,206	(3,977,440)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	5,246,490	300,000	(919,284)	(4,627,206)	—
Proceeds from short‑term borrowings	—	426,634	—	—	—	426,634
Repayments of short-term borrowings	—	(755,972)	—	—	—	(755,972)
Dividends paid to non-controlling shareholders of subsidiaries	—	(55,920)	—	—	—	(55,920)
Dividends paid to equity holders of the Company	(1,425,707)	—	—	—	—	(1,425,707)
Repurchases of ordinary shares	(5,150,628)	—	—	—	—	(5,150,628)
Other financing activities	2	—	—	—	—	2
Net cash provided by (used in) financing activities	(6,576,333)	4,861,232	300,000	(919,284)	(4,627,206)	(6,961,591)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(422,857)	467,465	—	—	—	44,608
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,404)	(525,521)	307,045	485,082	—	263,202
Cash, cash equivalents and restricted cash at the beginning of the year	12,818	18,171,693	1,728,976	5,680,772	—	25,594,259
Cash, cash equivalents and restricted cash at the end of the year	9,414	17,646,172	2,036,021	6,165,854	—	25,857,461

	For the Year ended December 31, 2022
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(58,875)	9,115,656	(8,185)	(587,842)	—	8,460,754
Operating cash flow from the Group companies(4)	—	949,542	—	(949,542)	—	—
Net cash provided by (used in) operating activities	(58,875)	10,065,198	(8,185)	(1,537,384)	—	8,460,754

Cash flows from investing activities:
Purchases of short-term investments	(5,869,466)	(39,658,233)	—	(1,389,897)	—	(46,917,596)
Maturities of short-term investments	284,156	47,818,976	2,589,828	1,644,207	—	52,337,167
Cash paid for business combination, net of cash acquired	—	(3,147,760)	—	—	—	(3,147,760)
Purchases of property, equipment and intangible assets	—	(788,219)	—	(4,813)	—	(793,032)
Investments in and loans to subsidiaries and VIEs(2)	5,267,047	(636,012)	(6,660,010)	—	2,028,975	—
Loans to related parties	—	(50,124)	—	—	—	(50,124)
Repayments of loans from related parties	—	19,515	—	—	—	19,515
Financing receivables originated	—	(6,977)	—	(11,522,614)	—	(11,529,591)
Collections of financing receivables principal	—	46,977	—	11,509,224	—	11,556,201
Purchases of long-term investments	(196,695)	(10,915,167)	(2,241,491)	(50,797)	—	(13,404,150)
Other investing activities	1,863,698	(148,131)	1,741,491	(43)	—	3,457,015
Net cash provided by (used in) investing activities	1,348,740	(7,465,155)	(4,570,182)	185,267	2,028,975	(8,472,355)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	2,048,501	636,012	(655,538)	(2,028,975)	—
Proceeds from short‑term borrowings	—	759,000	—	—	—	759,000
Repayments of short‑term borrowings	—	(400,000)	—	—	—	(400,000)
Proceeds from funding debts	—	—	—	133,400	—	133,400
Repayments of funding debts	—	—	—	(327,600)	—	(327,600)
Repurchases of ordinary shares	(1,319,796)	—	—	—	—	(1,319,796)
Other financing activities	3	—	—	—	—	3
Net cash provided by (used in) financing activities	(1,319,793)	2,407,501	636,012	(849,738)	(2,028,975)	(1,154,993)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,489)	41,133	—	—	—	28,644
Net increase (decrease) in cash, cash equivalents and restricted cash	(42,417)	5,048,677	(3,942,355)	(2,201,855)	—	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209
Cash, cash equivalents and restricted cash at the end of the year	12,818	18,171,693	1,728,976	5,680,772	—	25,594,259

	For the Year ended December 31, 2021
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(10,302)	5,554,526	2,961	(1,952,063)	—	3,595,122
Operating cash flow from the Group companies(4)	—	(347,163)	—	347,163	—	—
Net cash provided by (used in) operating activities	(10,302)	5,207,363	2,961	(1,604,900)	—	3,595,122

Cash flows from investing activities:
Purchases of short-term investments	(4,756,634)	(35,872,756)	(2,450,000)	(4,775,300)	—	(47,854,690)
Maturities of short-term investments	8,682,468	21,774,553	1,970,470	5,551,500	—	37,978,991
Cash paid for business combination, net of cash acquired	—	(21,842)	—	—	—	(21,842)
Purchases of property, equipment and intangible assets	—	(1,419,401)	—	(10,576)	—	(1,429,977)
Investments in and loans to subsidiaries and VIEs(2)	(4,581,814)	1,112,757	765,526	—	2,703,531	—
Loans to related parties	—	(28,100)	—	—	—	(28,100)
Repayments of loans from related parties	—	21,690	—	—	—	21,690
Financing receivables originated	—	(70,478)	—	(32,895,707)	—	(32,966,185)
Collections of financing receivables principal	—	109,238	—	36,169,780	—	36,279,018
Purchases of long-term investments	(3,243,210)	(14,640,921)	—	(255,369)	—	(18,139,500)
Other investing activities	715,957	595,711	(34,948)	(199)	—	1,276,521
Net cash provided by (used in) investing activities	(3,183,233)	(28,439,549)	251,048	3,784,129	2,703,531	(24,884,074)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	3,923,208	(1,112,757)	(106,920)	(2,703,531)	—
Proceeds from short‑term borrowings	—	260,000	—	—	—	260,000
Proceeds from funding debts	—	—	—	507,543	—	507,543
Repayments of funding debts	—	—	—	(1,840,853)	—	(1,840,853)
Other financing activities	7	(870)	—	—	—	(863)
Net cash provided by (used in) financing activities	7	4,182,338	(1,112,757)	(1,440,230)	(2,703,531)	(1,074,173)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,822)	(443,407)	14,088	—	—	(442,141)
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,206,350)	(19,493,255)	(844,660)	738,999	—	(22,805,266)
Cash, cash equivalents and restricted cash at the beginning of the year	3,261,585	32,616,271	6,515,991	7,143,628	—	49,537,475
Cash, cash equivalents and restricted cash at the end of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209

Notes:

(1)	Represents the intercompany balances among Parent, the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them.
(2)	Represents the investment in and loans to the Primary Beneficiary of VIEs and Other Subsidiaries by the Parent, and intercompany loans among the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them, and share of income (loss) of subsidiaries and VIEs under the equity method of accounting. The Parent transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the Primary Beneficiary of VIEs and other PRC subsidiaries by making capital contributions or providing loans to them. The Primary Beneficiary of VIEs also have intercompany loans with Other Subsidiaries and certain VIEs as part of our cash management program.
(3)	Represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries in 2020, transfer of a trademark from VIE to subsidiaries in 2018, the adjustment of amortization in relation to these intangible assets, and the elimination of gain recognized in this transaction.
(4)	Represents intercompany sales of services eliminated at the consolidation level, including payment platform, referral and other services provided by VIEs to Other Subsidiaries, and technical support services provided by Other Subsidiaries to VIEs.

Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the Parent’s financial statements as of and for the years ended December 31, 2021, 2022 and 2023.

Investment in subsidiaries and net assets of VIEs (RMB in thousands)
January 1, 2021	57,035,601
Share of loss of subsidiaries	(696,144)
Loss of VIEs	(52,436)
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	1,537,995
Capital injection to subsidiaries	4,581,814
Foreign currency translation	(117,766)
December 31, 2021	62,289,064
Share of loss of subsidiaries	(1,436,950)
Income of VIEs	97,036
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,425,249
Cash received from subsidiaries	(5,267,047)
Foreign currency translation	1,673,618
December 31, 2022	59,780,970
Share of income of subsidiaries	5,618,262
Income of VIEs	194,884
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	3,215,549
Capital injection to subsidiaries	467,939
Foreign currency translation	1,588,985
December 31, 2023	70,866,589

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our business is susceptible to fluctuations in China’s housing related industry.
●	Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.
●	If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.
●	We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.

●	If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.
●	We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.
●	Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.
●	Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.
●	We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.
●	We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.
●	Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and operating results.

Risks Related to Our Corporate Structure

●	KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”
●	We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	Evolvements of the PRC legal system, including risks that rules and regulations can change quickly with little advance notice and the enforcement practice of rules and regulations may vary, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.”
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, and has implemented, and may continue to implement, regulatory requirements. Our failure to meet such requirements could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”
●	Filings, approvals or other administration requirements of the CSRC, the Cyberspace Administration of China or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the Cyberspace Administration of China or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.”
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.”
●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our company’s 2021 Form 20-F. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 and do not expect to be so identified after we file this annual report on Form 20-F. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. Substantially all of our officers and directors are located in China, and it may be difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.”

Risks Related to Our Shares and ADSs

●	The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our business is susceptible to fluctuations in China’s housing related industry.

We are susceptible to market conditions of China’s housing related industry, where we primarily conduct our business. China’s residential real estate industry has slowed down in recent years in terms of housing transaction volume and prices, and we cannot assure you that the industry will grow or maintain its current scale in the future. China’s housing related industry are influenced by economic, social, political and other factors outside our control, including the general economic conditions and regulatory environment in China. The decline or fluctuation in the housing related industry may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations where China’s housing related industry becomes over-heated, and our platform becomes less appealing to customers, brokerage brands, stores and agents and other business partners, which could potentially adversely affect our business of facilitating housing transactions and services. Our home renovation and furnishing business also partly depends on the traffic referrals from the housing transactions on our platform. As a result, a slowdown in the housing related industry would have an adverse effect on our revenues from home renovation and furnishing. In addition, our home rental and other emerging business could also be adversely affected by the fluctuations in housing related industry.

Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.

The housing related industry in China is also subject to government regulations and policies. The PRC government has in recent years announced a series of measures aimed to stabilize the PRC economy and specific sectors, including the housing related industry. Moves in regulations and policies on the housing related industry were more often made during the times when the housing prices are increasing overwhelmingly, in line with the central government’s principle that “housing is for living in, not for speculation,” which was clearly emphasized in the Outline of the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 for the People’s Republic of China approved by the National People’s Congress of the PRC in March 2021.

With the implementation of this plan, the PRC governmental authorities have taken steps to strengthen the regulation of the real estate industry, including by promulgating new regulations and policies on the housing related industry aiming at achieving dynamic balance between demand and supply in the housing related industry, regulating speculative housing investment, and promoting social stabilization and welfare. For instance, in response to the highly volatile housing prices starting from the fourth quarter of 2020, the Ministry of Housing and Urban-Rural Development of the PRC, jointly with other seven PRC regulatory authorities, issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order on July 13, 2021, which aimed to strengthen the rectification of improper or illegal behaviors in real estate development, sales and leasing of properties, and property services, which reflected the PRC regulatory authorities’ focus on stabilization and long-term healthy growth of the housing related industry.

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

During the times when the housing prices were increasing significantly, central and local government authorities once introduced various control policies to specifically stabilize the housing related industry, including, among others, limiting the maximum amount of monthly mortgages and total monthly debt service payments of an individual borrower; imposing a value-added tax on the sales proceeds for second-hand transfers subject to the length of holding period and type of properties; increasing the minimum amount and percentage of down payment of the purchase price of the residential property of a family; tightening the availability of individual housing loans in the housing related industry to individuals and their family members with more than one residential properties; and publishing reference sale prices for existing home sales at different regions in a city. In 2021, the housing authorities of several cities, such as Beijing and Shanghai, issued notices on enhancing comprehensive management on housing related industry or agents with respect to advertising, sale of real estate properties, and financing for housing transactions. These measures have affected the growth rate of the housing related industry, and some have dissuaded potential purchasers from making purchases, causing a decline in transaction volumes and average selling prices in both existing home sales and new home sales in 2021. Specifically, certain measures regulating the conduct of real estate developers have a particular impact on the transaction volumes and prices of new home sales. The measures in turn not only have caused reduction in our customers’ demand for our platform services, but also prevented real estate developers from raising the capital they need, increased their costs to start new projects, and changed the sales and marketing strategy of the developers in a way that reduces their demand for our platform services.

Since the end of 2021, in response to a slowdown in the real estate industry, PRC government has made various efforts to support and stabilize the housing industry and some local government authorities have selectively eased certain restrictions for the purchase of residential properties. Since the second half of 2022, PRC government also made targeted efforts to promote housing delivery and to resolve financing risks for real estate developers. Efforts include reducing the interest rate on individual housing loans for the purchase of the first home by an individual borrower, increasing the availability of individual housing provident fund loans for the purchase of residential properties by certain employees and their family members, and providing tax subsidies for the purchase of residential properties by individuals and families. Since 2023, the PRC government has continued to roll out policies to bolster the real estate sector and allowed local governments to adjust and ease existing control policies according to the condition of their own housing market. Accordingly, various measures were introduced in different cities in China, including loosening the criteria of first-home buyers who are qualified for lower down-payment ratios and mortgage rates, lowering the interest rates of existing mortgages for first-home purchases and extending tax incentives for residential purchases. On April 27, 2023, the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation jointly promulgated the Opinions on Regulating Real Estate Brokerage Services which advocate real estate agencies to reasonably reduce the service fees of housing sales and rental brokerage and propose to guide both sellers and buyers of transactions to share the brokerage service fee. We have made corresponding adjustments in certain cities. For example, in September 2023, we have reduced commission rate for existing home transactions in Beijing and the fee is split equally between sellers and buyers. The PRC governmental authorities may continue to adopt new laws, regulations and policies from time to time with an aim to stabilize and support the long-term healthy development of the housing related industry in certain regions in China, which might potentially affect our business.

The PRC governmental authorities also enact certain criteria to regulate the home rental market. For example, the State Council of the PRC promulgated the Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with other departments, and keep credit records of market participants. Moreover, the Ministry of Housing and Urban-Rural Development published the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft) for public discussion in May 2017. The measures require the PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements, (ii) the filing of lease agreements, and (iii) residential tenancy enterprises. In addition, the Measures on Residential Tenancy (Discussion Draft) published by the Ministry of Housing and Urban-Rural Development for public discussion in September 2020, which have not taken effect as of the date of this annual report, state that (i) residential tenancy enterprises are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents. In addition, at the municipal level, many municipal governments issued regulations in relation to home rental business. For instance, in May 2022, the local authorities in Beijing issued the Regulations of Beijing on the Rental of Residential Properties, which impose specified requirements on home rental business and conducting home rental related business on internet information platforms. If the PRC governmental authorities adopt any prohibitive measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the home rental market becomes more restrictive and rigorous, they may depress the home rental market, incur additional expenses, dissuade potential tenants from renting properties, and cause a decline in average rental rates. Frequent changes in government policies may also create uncertainty that could discourage investment in real estate. Our business may be materially and adversely affected as a result of decreased demand of rental properties and increasing expenses that may result from government policies.

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

Although we have a long and successful operating track record in operating Lianjia, we have a limited history for operating Beike platform which was launched in 2018. Although we have experienced a relatively high growth in operating Beike platform, our GTV decreased from RMB3,853.5 billion in 2021 to RMB2,609.6 billion in 2022. While our GTV increased to RMB3,142.9 billion (US$442.7 billion) in 2023, we may experience decrease in our business from time to time. You should not consider our historical growth and profitability as indicative of our future financial performance.

We officially launched our home renovation and furnishing services, Beiwoo, in April 2020, and completed the acquisition of Shengdu in April 2022, and our Carefree Rent business was developed at scale during the second half of 2022. In 2023, we have upgraded our corporate strategy to “One Body, Three Wings” to add Beihaojia business as a third wing to facilitate supply-side upgrades for new homes. We are still exploring the business model of Beihaojia, which is at an early stage and subject to changes. These new businesses have their ramp-up period and our strategies may not be carried as planned and the growth of these businesses may be limited by factors out of our control. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	navigate an uncertain and evolving regulatory environment and adapt our operations to new policies, regulations and measures that may come into effect from time to time;
●	develop our infrastructure to enhance service efficiency and customer experience;
●	attract real estate brokerage brands and their affiliated stores and agents, real estate developers, other service providers as well as customers to our platform, and retain existing platform participants;
●	continue to implement and optimize our ACN rules;
●	continue to develop our technology and enhance our data insights;
●	maintain an extensive and authentic property listing database on our platform;
●	manage a large base of geographically dispersed employees, agents, customers and business partners;
●	deliver compelling value propositions to participants on our platform and ecosystem;
●	position our products and services in a commercially sound way;
●	expand service or product offerings and expand into new businesses, including home renovation and furnishing business and our home rental business; and
●	realize the contemplated synergies from our completed or proposed acquisitions.

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

The PRC anti-monopoly regulators have in recent years strengthened enforcement under the anti-monopoly and competition laws and regulations. In March 2018, the State Administration for Market Regulation of the PRC was formed as a new governmental agency to take over, among other things, the anti-monopoly enforcement functions from the departments under the Ministry of Commerce, the National Development and Reform Commission of the PRC, or the NDRC, and the State Administration for Industry and Commerce of the PRC (the predecessor of the State Administration for Market Regulation), respectively. On November 18, 2021, the State Council of the PRC inaugurated the National Anti-Monopoly Bureau, which aims to further implement the fair competition policies and strengthen anti-monopoly supervision in the PRC, especially to strengthen supervision and law enforcement in areas involving platform economy, innovation, science and technology, information security and people’s well-being.

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. On September 11, 2020, Anti-Monopoly Compliance Guideline for Operators was issued, which requires, under the PRC Anti-Monopoly Law, operators to establish anti-monopoly compliance management system to prevent anti-monopoly compliance risks. On February 7, 2021, the Anti-Monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector, which are aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the PRC Anti-Monopoly Law and prohibits monopolistic conduct such as entering into monopoly agreements, abusing a dominant market position and concentration of undertakings that has or may have the effect of precluding or restricting competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outline certain practices that may, if without justifiable reasons, constitute abuse of dominant market position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services or products, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector reinforce anti-monopoly merger review for internet platform related transactions to safeguard market competition and stipulate that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. The guidelines also specify various types of agreements in the platform economy which may constitute monopoly agreements.

In addition, on November 15, 2021, the State Administration for Market Regulation published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which are aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The guidelines apply to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities.

Furthermore, the Anti-Monopoly Law, which was amended in June 2022 and became effective on August 1, 2022, increases the maximum fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On March 10, 2023, the State Administration for Market Regulation issued the amended Provisions on the Review of Concentrations of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which became effective on April 15, 2023. On June 29, 2023, the State Administration for Market Regulation issued the amended Provisions Prohibiting Abuse of Intellectual Property Rights to Exclude and Restrict Competition, which came into force on August 1, 2023. These provisions provide detailed rules for the implementation of the Anti-Monopoly Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-Monopoly and Anti-Unfair Competition.” In January 2024, the State Council issued the amended Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which significantly increased the turnover thresholds to trigger merger control filings in mainland China. Specifically, a transaction that satisfies one of the following conditions must be notified to the State Administration for Market Regulation: (i) the aggregate turnover of all business operators concerned in the concentration exceeds RMB12 billion on a global basis (increased from the previous threshold of RMB10 billion) in the preceding financial year and each of at least two of them generated turnover in mainland China exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the preceding financial year; or (ii) the aggregate turnover in mainland China of all the business operators concerned in the concentration exceeds RMB4 billion (increased from the previous threshold of RMB2 billion) in the preceding financial year and each of at least two of them generated turnover in mainland China exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the preceding financial year. Accordingly, we may have to complete the anti-monopoly review procedures for our investments and acquisitions and comply with the laws and regulations in relation to anti-monopoly. There can be no assurance that we would be able to complete the applicable review procedures in a timely manner, or at all, if the proposed transaction reaches the filing threshold. Our failure to complete the applicable review procedures could result in constraints on our investments and acquisitions, which may materially and adversely affect our financial conditions, results of operations, and business prospects.

As the aforementioned laws, regulations and guidelines were recently promulgated, there remain uncertainties as to how these guidelines will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and authorities’ requirements in all respects. If any non-compliance is raised by authorities and determined against us, we may be subject to fines and other penalties.

We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly and competition laws and regulations in the PRC from time to time, which regulate various potential monopolistic actions or arrangements, such as monopoly agreements, bundling or tie-in sales, unfair pricing practices, imposing unreasonable terms on the counterparties, requiring the operators on the platform to choose “one out of two” competitive platforms, charging additional and unreasonable fees, refusing to transact with certain counterparties without any reasonable ground, as well as concentrations of undertaking, and these investigations, claims and complaints are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. We are committed to complying with the foregoing laws, regulations and government guidelines and we continually assess and evaluate our compliance status accordingly.

In the case of our failure or perceived failure to comply with these laws and regulations and new legislations or guidelines to be promulgated from time to time, governmental agencies and regulators may, among other things, prohibit or rescind our acquisitions, divestitures, or combinations, impose significant fines or penalties, require divestiture of certain of our assets, or impose other restrictions that limit or require us to modify our operations. Moreover, it may be costly to adjust some of our business practice in order to comply with these laws, regulations, rules, guidelines and implementations, and any incompliance or associated inquiries, investigations and other governmental actions may divert significant management time and attention and our financial resources, bring negative publicity, subject us to liabilities or administrative penalties, and materially and adversely affect our financial conditions, results of operations, and business prospects.

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

We are subject to various cybersecurity and data privacy laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology of the PRC the Cyberspace Administration of China, the Ministry of Public Security, the State Administration for Market Regulation, and the Ministry of Housing and Urban-Rural Development, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increase our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents and customers, and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to cybersecurity and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. The following are examples of certain recent PRC regulatory activities in this area.

Personal Information and Data Privacy

On August 20, 2021, the State Council of the PRC promulgated the PRC Personal Information Protection Law, effective from November 1, 2021.This law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy Protection.” The Anti-monopoly Guidelines for the Platform Economy Sector published by the Anti-monopoly Committee of the State Council of the PRC also prohibit collection of user information through coercive means by online platform operators.

Data Security

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. It also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial or law enforcement agencies with any data without the approval of the competent PRC government authorities. In addition, on December 28, 2021, the Cyberspace Administration of China, the NDRC, the Ministry of Industry and Information Technology, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. In addition, the government authorities may initiate the cybersecurity review against the operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. However, there are uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures and we cannot assure you how these measures will affect our operations. The PRC government authorities have discretion in interpretation and implementation of the Cybersecurity Review Measures, including cybersecurity review on certain activities of critical information infrastructure operators and other circumstances that affect or may affect national security. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear and the identification of critical information infrastructure operators is subject to specific identification rules stipulated by industry regulators and the notice from the regulators pursuant to the Regulations on Protection of Security of Critical Information Infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.”

As of the date of this annual report, no detailed rules or guidance with respect to the implementation of such regulations has been issued by any government authorities and we have not been informed as a critical information infrastructure operator by any government authorities. Therefore, it is uncertain whether we would be deemed as a critical information infrastructure operator under PRC law, or be subject to the cybersecurity review. The PRC government authorities may have discretion in the interpretation and enforcement of these laws, rules and regulations. We cannot assure you that regulators will not interpret or implement the laws or regulations in ways that negatively affect us. Our different lines of business are subject to evolving data security and protection laws and regulations regulating different businesses, such as the financial services business and internet-related business, which may lead to inconsistency and cause difficulties in compliance. In addition, it is possible that we may become subject to additional or new laws and regulations in this regard, particularly to cybersecurity and protection laws in other jurisdiction if we extend our business outside of the PRC in the future, which may result in additional expenses to us and subject us to potential liability and negative publicity.

Furthermore, on November 14, 2021, the Cyberspace Administration of China published the draft Regulations on the Administration of Cyber Data Security (Draft for Comments), which reiterate the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for listing on a foreign stock exchange; and (ii) the data processors’ proposed listing in Hong Kong affects or may possibly affect national security. However, the draft regulations provide no further explanation or interpretation as to how to determine what constitutes “affecting national security,” and there remain uncertainties whether we would be subject to the cybersecurity review pursuant to such measures. The regulations also provide specific requirements for data processors in conducting data processing activities in China. For example, data processors processing important data or going public overseas shall conduct an annual data security assessment by themselves or through a third-party data security service provider and submit the assessment report to local agency of the Cyberspace Administration of China before January 31 of each year. As of the date of this annual report, there is no schedule as to when the regulations will be enacted. There are uncertainties with respect to their enactment timetable, final content, interpretation and implementation.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the Cyberspace Administration of China issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the preceding year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the Cyberspace Administration of China. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors in violation of such measures are required to rectify such non-compliance incidents within six months of the effectiveness date thereof. On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information to regulate the cross-border transfer of personal information. The interpretation, application and enforcement of the above measures and how they will affect our business operation are subject to uncertainties.

It also remains uncertain whether the future regulatory changes would impose additional requirements on companies like us. We cannot predict the impact of these draft measures, if any, at this stage, and we will closely monitor and assess any development in the rule-making process. If the enacted versions of the draft measures mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the Cyberspace Administration of China on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

As of the date of this annual report, (i) there had been no material incident of data or personal information leakage, infringement of data protection and privacy laws and regulations or investigation or other legal proceeding, pending or threatened against us initiated by competent government authorities or third parties, that will materially and adversely affect the business of us; and (ii) we have not been subject to any material fines, administrative penalties, or other sanctions by regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations. In addition, we have maintained a comprehensive and rigorous data protection program and implemented comprehensive and strict internal policies, procedures and measures to ensure our compliance practice in data protection. We also set up an Information Security and Data Compliance Committee to establish, implement and update data protection and privacy policies, thus ensuring our compliance with data protection and privacy regulations and laws. For more details, see “Item 16K. Cybersecurity.”

In addition, regulatory authorities around the world have adopted or are considering a number of legislative and regulatory proposals concerning data protection. These legislative and regulatory proposals, if adopted, and the uncertain interpretations and application thereof could, in addition to the possibility of fines, result in an order requiring that we change our data practices and policies, which could have an adverse effect on our business and results of operations. The European Union General Data Protection Regulation, or the GDPR, effective on May 25, 2018, includes operational requirements for companies that receive or process personal data of residents of the European Economic Area. The GDPR establishes new requirements applicable to the processing of personal data, affords new data protection rights to individuals and imposes penalties for serious data breaches. Individuals also have a right to compensation under the GDPR for financial or non-financial losses. Although we do not conduct any business in the European Economic Area, in the event that residents of the European Economic Area access our platform and input protected information, we may become subject to provisions of the GDPR. Compliance with such regulations and regulatory standards can be costly and any failure to comply with these regulations and regulatory standards could subject us to legal and reputational risks.

We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.

Although we have a well-developed monetization model for our company-operated housing transaction business through Lianjia, our platform monetization model is evolving. Our Beike platform generates revenues from existing home transaction services by earning platform service fees from real estate brokerage firms on the platform as a percentage of the transaction commissions they earned on our platform, commissions from housing customers for transactions facilitated by our Lianjia brand or a split for commissions from other brokerage firms acting as principal agents in collaboration with our Lianjia agents to complete transactions, franchise fees from brokerage firms under our franchise brands such as Deyou, and service fees for other value-added services. We also generate revenues from new home transaction services by earning sales commissions from real estate developers for new home sales completed by us and from home renovation and furnishing services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses such as rental property management services. We cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening monetization with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs. In addition, we may introduce new products and services for which we have little or no prior development or operating experience. If these new products or services fail to meet our expectations or are unable to attract or engage users, real estate agents, business partners or other platform participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

We incurred net losses of RMB525 million and RMB1,397 million in 2021 and 2022, respectively and generated net income of RMB5,890 million (US$830 million) in 2023. We expect to continue to incur costs and operating expenses to support our anticipated future growth. Our costs and expenses may be greater than we anticipate and our investments to make our business and our technical infrastructure more efficient may not be successful. Our revenue, including revenue from home renovation and furnishing, home rental and other emerging businesses, may not be increasing to cover our costs and expenses. Therefore, we may not be able to remain profitable or increase profitability in the future.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Federal Reserve and other central banks outside of China have raised interest rates. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries, which may potentially have economic effects. In particular, there is significant uncertainty about the future relationship between the United States and China with respect to a wide range of issues including trade policies, treaties, government regulations and tariffs. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers and business partners may reduce or delay spending with us, while we may have difficulty expanding our customer base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing customers and business partners.

We face risk in collecting our accounts receivable and deposits from real estate developers.

We incur accounts receivable with, and pay earnest deposits to, real estate developers when we are engaged to sell new home projects and we grant them credit terms for our sales commissions in line with the industry practice in China. As of December 31, 2023, the balance of deposits paid to real estate developers was RMB0.2 billion (US$0.03 billion) and the accounts receivable due from them was RMB3.8 billion (US$0.5 billion). We may face risk collecting these amounts if the operation and liquidity condition of real estate developers deteriorate. Meanwhile, any policy change aiming at tightening regulations of real estate developers may limit their access to financing channels and may cause adverse impact on the collectability of our accounts receivable. For instance, since the end of 2020, the regulators have tightened the financial requirements for real estate developers to seek new debt financings, with the aim of curing the rapid growth of debts of real estate developers. Under the rules, the growth rate of debt financing allowed for a real estate developer is contingent on its satisfaction of three debt-related financial metrics, and if it fails to meet all three metrics, it will be restricted from obtaining any new interest-bearing debt financing. We took measures in managing the collection risk, such as promoting the “Commission in Advance” model to encourage real estate developers to pay us in advance. However, if any of the real estate developers with significant outstanding accounts receivable and deposits were to become insolvent or otherwise become unable or refuse, to make payments in a timely manner, or at all, we would have to make additional provisions against such accounts receivable and deposits, or write off the amounts, either of which could adversely affect our financial conditions and profitability.

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

We believe the large and active network of real estate brokerage brands and their affiliated stores and agents contributes significantly to the success of our platform. As of December 31, 2023, there were approximately 42,000 community-centric active brokerage stores and over 397,000 active agents affiliated with these stores. Aside from the Lianjia brand that we own and operate, the connected brokerage brands and the sales channels we specifically procured for new home transactions contributed a substantial majority of the GTV on our platform in 2023. We enter into business cooperation agreements with brokerage brands. Under these agreements, we offer the brokerage brands access to the infrastructure on our platform, such as ACN and SaaS systems. The brokerage brands, in turn, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure. It is uncertain, however, that we are able to develop relationships with new real estate brokerage brands, stores and agents in line with our plan to expand our platform business, or that we are able to maintain our relationship with existing brokerage brands, stores and agents on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire. In the event that we are not able to develop new relationships or maintain our existing relationship, our ability to serve a large number of housing customers nationwide with superior housing transactions and to maintain and develop our extensive authentic property listing inventory may be restricted, which may in turn materially and adversely affect our platform operations.

If we fail to maintain our relationships with real estate developers or attract them to engage us, or otherwise fail to procure new real estate property listings at favorable terms, our business and growth prospects may suffer.

We cooperate with real estate developers for new property sales on our platform and established business relationships with major real estate developers in China. Maintaining strong relationships with real estate developers is critical to the results of operations and prospects on our new home sales business. We enter into strategic cooperation agreements with real estate developers, and these agreements typically do not restrict the real estate developers from cooperating with other real estate brokerage firms. We cannot assure you that the real estate developers we currently cooperate with will continue the cooperation on commercially acceptable terms, or at all, after the terms of the current agreements expire or after our cooperative arrangements end. Our ability to attract real estate developers to engage us in selling new homes will also affect the prospects of the new home sales business. If we cannot ensure that our channels sales are superior to their traditional way of sales, or, for example, the sales channels that do not utilize ACN are unable to meet real estate developers’ expectations or our VR initiatives are not effective in attracting housing customers, we might not be able to attract new real estate developers or even maintain our existing relationships. Even if we maintain strong relationships with the real estate developers or are able to attract them, their ability to provide adequate new property listings at competitive prices may be adversely affected by economic conditions, regulatory environment, labor actions, regulatory or legal proceedings against them, natural disasters or other factors beyond our control. If we fail to attract new real estate developers to cooperate with us due to any reason, our business and growth prospects may be materially and adversely affected.

We are subject to risks in our home renovation and furnishing services, which may adversely affect our business, results of operations, financial condition, and growth prospects.

The success of our home renovation and furnishing services depends on our ability to perform such services in a timely manner with high quality and within cost budget. Although we offer various levels of trainings to our home renovation and furnishing service providers to perform renovation and furnishing work, we are still exposed to various risks inherent to home renovation and furnishing business.

Most of our agreements for home renovation and furnishing encompass fixed and pre-agreed prices for the project. We determine the prices based on several factors, such as construction area and complexity, project duration, estimated costs (including material costs required for completing interior renovation), and contract amounts of similar projects. If our assumptions regarding the costs or timing for home renovation and furnishing prove to be materially inaccurate, our results of operations, financial condition, and prospects may be adversely affected. Actual costs incurred may be influenced by several factors beyond our control, such as (i) shortages and cost hikes in materials and labor; (ii) customer requests for design changes; (iii) disputes with customers and material suppliers; (iv) regulatory requirements, government policies, and inflations; (v) safety incidents, such as fire accidents; and (vi) adverse weather conditions and other unforeseen issues. Any significant deviations in these factors affecting costs or other adverse factors may result in project delays and cost overruns, thereby adversely impacting our performance, reputation, and financial condition.

We may experience project delays due to other unforeseen circumstances, including shortages in labor or raw material, delays in delivery of supplies, and work-related accidents. Specifically, we may not be able to fully ensure the service qualities of our suppliers or vendors. We procure various materials, such as glass, tiles, hardware, sanitary ware, wallpaper, marble, or eco-friendly wood from suppliers and engage other vendors to provide various services, including delivery and installation of home appliances, transportation, and warehousing services. We rely on these suppliers to deliver materials or provide services in a timely and reliable manner. Our suppliers are selected on market reputation, quality of services or materials, pricing, and timeliness of delivery. There is no guarantee that the materials and services provided by external suppliers will meet our quality standards, nor that they will be able or willing to continue providing materials and services to us. If products provided by these suppliers have quality issues or services provided are defective, leading to project delays or failures to complete projects, we may incur additional costs. We may also be subject to administrative penalties if the designers, suppliers, vendors, or other service providers engage in misconducts or violate law and regulations, which could lead to safety risks related to the property. If our projects are delayed due to factors beyond our control, we may be required to pay damages stipulated in our contract arrangements and incur additional costs. Typically, we are obligated to pay a certain amount of compensation for each day of delay, which could adversely affect our operations and reduce our profit margins.

Additionally, we provide customers for our home renovation and furnishing services with a warranty period during which we undertake to repair any defects caused by us without charging our customers additional costs. Therefore, we may incur additional costs above the budget to rectify defects causing disputes. Furthermore, if there are craftsmanship defects, deviations from contract specifications, and/or defects in the quality of materials used or supplied in our projects, we may encounter complaints, disputes, and claims for damages. These complaints, disputes, and claims may lead to legal and other proceedings, result in significant costs, and divert our management resources and attention from business operations. If such complaints, disputes, claims, and proceedings are judicated unfavorably to us, we may be liable for damages, incur legal and other costs, or accept unfavorable settlement terms, which could materially and adversely affect our business, reputation, results of operations, financial condition, and growth prospects.

We face risks of workspace accidents and violations of workplace safety regulations.

Although we have taken various safety measures as required by laws and regulations, accidents or other safety incidents may still occur in our ordinary course of business, such as during the delivery and installation of home renovation products and home renovation and furnishing process, or in our office premises and stores. Consequently, we may face personal injury claims due to accidents or injuries suffered by our employees and/or service providers in workspace, which could result in significant losses and delays for delivery of services.

Under the PRC Labor Contract Law and other laws and regulations, we are also responsible for injuries sustained by our employees at work. We may also face fines and penalties imposed by regulatory authorities for violations of workplace safety regulations in our projects. In such cases, our business, results of operations, and prospects may be materially and adversely affected. Additionally, accidents or safety incidents may expose us to claims for damages from employees or other individuals injured or harmed, or even for fatalities, as well as claims under our insurance policies for related claims. If such claims for damages against us exceed the limits of our insurance coverage, our financial condition may also be adversely affected.

We are subject to risks in our home rental services.

As we are exploring and expanding our home rental business, we are subject to risks associated with the rental properties and our services. Our decentralized rental property management business, Carefree Rent, is an important part of our home rental services. Under the Carefree Rent model, we are entrusted by the landlords to manage the properties and then lease them to the tenants. On the one hand, we are subject to rental property management service agreements with specified terms entered into with the landlords, during which early termination will be subject to damages for breach of contract. On the other hand, we are subject to lease agreements with specified terms entered into with the tenants and the landlords, during which early termination may result in paying damages for breach of contract. Our services for other rental properties are subject to similar risks.

We make profits on our home rental services mainly from the total rents collected from tenants after deducting the rents due to landlords, and/or management fees collected from the landlords and tenants. As such, the profitability of our home rental services largely depends on how fast we are able to lease the properties and the quality of our management services. We typically pay a small amount of deposit to the landlords under our Carefree Rent before the entrustment, which could be (a) used as damages due to the landlords if we are not able to lease the properties within a certain period or on favorable terms or (b) used to settle the rents due to the landlords if the properties are successfully leased. In addition, after we lease the properties, tenants may terminate their leases during lease terms by paying damages for breach of contract or fail to meet their obligations in connection with the leases, exposing us to the obligation of re-leasing our rental properties, and we may be unable to re-lease the properties on a timely basis, on favorable terms, or at all. Our liquidity may be materially and adversely affected by tenants’ early termination. Likewise, short-term leases may result in high turnover, which involves costs such as restoring the rental apartments, marketing costs and lower occupancy levels. Similarly, we may not be able to terminate the agreements with the landlords at no costs even if we are unable to lease or re-lease the properties, since such early termination could subject us to damages for breach of contract. The landlords may also terminate the rental property management service agreements early during the term of the agreements by paying damages for breach of contract, resulting in the early termination on our side for our lease agreements with the tenants, subject us to the damages for breach of contract.

Moreover, while we plan to renew our existing rental property management services agreements with landlords, we cannot assure you that we will be able to renew these agreements on commercially satisfactory terms, or at all. The landlords may demand higher rents than anticipated as a condition to renew the leases, or may lease their properties to our competitors if offered on more favorable terms. If we fail to renew our agreements with landlords or a significant number of our existing agreements with the landlords are not renewed on satisfactory terms upon expiration owners, our expansion in home rental services may be negatively affected.

Furthermore, the tenants for our rental properties may engage in illegal or improper activities that are difficult for us to detect or supervise. For example, they may use our properties for illegal purposes or engage in unlawful activities on our properties, damage or make unauthorized structural changes to our property, refuse to vacate the properties upon default or termination of the leases, harass neighbors with noise or garbage, create odors or nuisances, sublet our properties in violation of the leases, or allow unauthorized individuals to reside in our properties. Although we have the right to terminate the leases in such cases, and the tenants are responsible for damages caused by their misconduct to us or other tenants, it may still result in a negative impact on our business and reputation. Damage to our properties may result in delays in re-renting, expensive repair costs, or loss of rental income, leading to lower-than-expected returns. As a result of these risks, we may not be able to make profits on our home rental business, and our business, results of operations and financial condition could be materially adversely impacted.

If we fail to obtain or keep licenses, permits or approvals applicable to the various services provided by us, we may incur significant financial penalties and other government sanctions.

The real estate brokerage business in China is highly regulated by the PRC government. See also “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Real Estate Brokerage Business and Real Estate Agency Enterprises.” Pursuant to the Real Estate Brokerage Administrative Measures, to qualify as a real estate brokerage institution, an entity and its branches should have a sufficient number of qualified real estate brokers and file with local real estate administrative authority within 30 days after obtaining its business license. We should also file with local home rental administrative authority for our home rental entities and their branches pursuant to relevant regulations. The requirements of the local real estate and home rental administrative authorities for such filings may vary among cities and we cannot assure you that, to the extent that the filing is required by local authorities, we will be able to complete the filing in a timely manner, or at all. As of the date of this annual report, all of our subsidiaries and their branches operating real estate brokerage business and home rental business have currently filed with the authorities, except that a small subset of branches which are preparing for or in the process of completing such requirements. Thus far, the filing status of these branches has not caused any material adverse effect to our business operations. We cannot assure you that the outstanding filings and future filings will be completed in a timely manner, or at all. If not, we may be subject to penalties or other governmental sanctions for such failures.

In connection with the online operations of our platform, the VIEs or their subsidiaries are also required to obtain, and have obtained, value-added telecommunications service licenses in order to provide value-added telecommunication services. In addition, to enhance the experience of our customers, agents or other business partners on our platform, we offer various auxiliary functions and complementary services through our platform and have obtained licenses and permits for these services, such as the license for non-financial institution payment service, approval for establishment of micro credit company, license for financing guarantee business, license for insurance brokerage business and approval for commercial factoring business. Given that these laws and regulations are subject to ongoing interpretation and the application in practice by government authorities and may change over time as new guidance becomes available, we may be required to obtain additional licenses, permits, filings or approvals for these functions and services. We cannot assure you that if we are required to obtain these additional licenses, permits or approvals, we will be able to do so in a timely manner, if at all, and any non-compliance may result in fines or other penalties being imposed to us.

Our home renovation and furnishing business is subject to strict supervision and approval procedures under the PRC laws. For some construction projects with an investment amount or a construction area more than certain criteria, we are required to obtain regulatory approvals from various PRC government authorities, such as project approvals and filings, construction commencement permit, fire protection approvals and completion acceptance inspection. Failure to complete such filings or obtain such approvals and permits for a construction project in a timely manner may subject us to fines, suspension of construction or being prohibited from using such constructions, or rectification within a time limit. We cannot assure you that we will be able to obtain all requisite approvals for such construction projects on a timely basis. Any of the foregoing could materially and adversely affect our business operations.

Furthermore, as some of our businesses or services are innovative, we cannot assure you that the authorities share the same view as ours on the identification or category of these businesses or services in the regime of foreign investment laws, including whether appropriate licenses or permits for them have been duly applied or obtained. If we enter into new service categories and businesses, or any of our current businesses or services are determined to be subject to new licensing or similar requirements in the future, especially due to the evolving application or interpretation of laws and regulations, we may be required to obtain licenses or permits that we do not currently have, to upgrade the licenses or permits we currently have, or to satisfy other requirements arising from the government authorities. We will strive to obtain and upgrade the licenses and permits and satisfy all such requirements, but we cannot assure you that we will be able to obtain or upgrade such licenses and permits and complete administrative procedures in a timely manner, or at all.

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

Real estate agents and certain personnel on our platform are the ultimate providers of the services offered on our platform, and our brands and reputation may be harmed by their actions that are outside our control. We rely on our employees, including Lianjia agents, supporting staff and platform operation staff to provide housing transactions and services. Notwithstanding the strictly enforced service protocols, our employees, especially our agents, may not fully comply with our protocols and laws or regulations, and may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image.

We rely upon connected agents to serve some of our housing customers. Although we have established comprehensive service protocols for agents on our platform and maintain rigorous governance mechanisms, we may not be able to exercise the same level of control over the conduct of connected brokerage brands and their agents as we would as if we owned them or they were our employees. In the event of any unsatisfactory performance, lack of certain qualifications or licenses, misconduct, inappropriate service performances for illegal purpose, inappropriate remarks on we-media platforms, or other illegal actions, such as dishonesty, personal torts or extortion, by connected real estate brokerage brands and their agents, the disputes resulted from such actions may involve us and we may suffer reputational and financial damage and incur liabilities and even administrative penalties. For example, if connected agents provide inaccurate information to housing customers on our platform, who submit complaints to regulatory agencies, we may be involved as a related party in such disputes. If connected agents engage in embezzlement of housing customers’ transaction fund and become subject to liabilities and/or legal proceedings, we could be involved in negative publicity. Misconduct by real estate agents is subject to an increasing level of scrutiny by the regulatory authorities who would publicize such misconduct, which could damage our overall reputation, disrupt our ability to attract new customers or retain our current customers and diminish the value of our brand. Although we hold a deposit from each real estate brokerage store on our platform to cover potential financial damage, to the extent that the amount of financial damage incurred in such disputes exceeds the amount of deposit, our financial condition may be materially and adversely affected.

In addition to the services provided by real estate agents on our platform, we also rely on a large number of business partners on our platform and ecosystem, such as real estate developers to provide quality services related to new home transactions, financial institutions to provide effective and affordable financial solutions to housing customers, and home renovation and furnishing service providers to provide quality materials and services that meet our standards at acceptable prices. To the extent they are unable to provide satisfactory services to housing customers and real estate agents, or they engage in any inappropriate or illegal actions, which may be due to factors that are beyond our control, we may suffer actual or reputational damage as a result. In particular, the real estate developers we cooperate with may breach the contracts with housing customers or violate laws and regulations, which may expose us to potential legal liabilities and subject us to housing customers’ claims for indemnifications and other remedies. Any of the failure to provide satisfactory services, potential misconduct or illegal actions discussed above could materially and adversely impact our business, reputation, financial condition and results of operations.

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

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies and strategic acquisitions of real estate brokerage brands and Shengdu in the past. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:

●	Investments and acquisitions and subsequent investments (if any) could result in the use of substantial amounts of cash, and potentially dilutive issuances of equity securities. For instance, we acquired Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity, and the issuance of new securities had a dilutive effect on our existing shareholders. In addition, investments and acquisitions could involve, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;
●	Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;
●	The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;
●	We may also have to obtain approval from the PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;
●	Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;

●	Investments and acquisitions may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China, which could affect the consummation of the transaction;
●	Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;
●	Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in and we may be unable to retrieve the loans if the invested companies do not perform well;
●	In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and
●	We may fail to retain and integrate qualified employees of the invested or acquired companies.

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

The validity, enforceability and scope of intellectual property rights protection in internet-related industries, particularly in China, are still evolving. For example, as we face increasing competition and as litigation is more frequently used to resolve disputes in China, we face a higher risk of being the subject of intellectual property infringement claims. Pursuant to laws and regulations, internet service providers may be held liable for damages if such providers have reason to know that content infringes the copyrights of others. In cases involving the unauthorized posting of copyrighted content by users on websites in China, there have been court proceedings but no specific official interpretation or guidance as to when and how hosting providers and administrators of websites can be held liable for the unauthorized posting by external parties of copyrighted material. Any such proceeding could result in significant costs to us and divert our management’s time and attention from the operation of our business, as well as potentially adversely impact our reputation, even if we are ultimately absolved of all liability.

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

The businesses of Ziroom Inc., its subsidiaries and consolidated affiliated entities, or collectively, Ziroom, one of our related parties, involve, among other things, the leasing solutions and property-related services offered to property owners with respect to dispersed and centralized assets. Those businesses of Ziroom may potentially compete with our rental property management services, including Carefree Rent, which were developed at scale by us during the second half of 2022. However, in view of a number of factors, including, among other things, the differences in target customer clusters, rental products and principal business focuses between the businesses operated by Ziroom and us, as well as the corporate governance measures put in place by us, including the fiduciary duties of a director, the separate and independent management teams over the relevant businesses and measures adopted to resolve situations where a director may have a conflict of interest, we are of the view that there is no material competition between the businesses operated Ziroom and us. However, we cannot assure you that the competition between Ziroom and us will not become more intense. If such competition becomes more intense in the future, our business, financial condition and results of operations may be materially and adversely impacted.

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

Beijing and Shanghai are the two largest housing related markets in China. In 2021, 2022 and 2023, 33.2%, 31.9% and 32.3%, respectively, of our net revenues were generated from these two markets on a combined basis. We expect these two urban centers to continue to be the important sources of revenues in all of our revenue categories. If we fail to maintain our competitive positions in either of the two major urban areas, or if either of them encounters events which negatively impact the residential real estate industry or online platform business, such as a serious economic downturn or contraction, a natural disaster, or a decline in housing price or price control due to governmental policies or otherwise, demand for our products and services could significantly decline and our net revenues and profitability could be materially and adversely impacted.

Any unexpected material deterioration in the business and financial results of Lianjia may materially adversely affect our financial condition and results of operations.

Being the brand that we own and operate directly, Lianjia is also the leading real estate brokerage brand in respect of service quality on our platform in terms of revenue. Thus far, Lianjia has accounted for a significant portion of our revenue. Accordingly, our revenues, financial condition or results of operations may be materially affected by fluctuations in the business of Lianjia. If Lianjia fails to continue to efficiently serve the needs of our housing customers and if other brands on our platform are unable to compensate the gap, or if any unexpected deterioration of the business and financial results of Lianjia occurs, our business, results of operations, financial condition and prospects will be materially and adversely affected.

We have granted and expect to continue to grant share-based awards in the future under our share incentive plans, which may result in increased share-based compensation expenses.

We adopted (i) a Pre-IPO Share Option Scheme in 2018, or the 2018 Share Option Plan, (ii) a 2020 Global Share Incentive Plan, as amended in April 2022 and effective in May 2022, or the 2020 Share Incentive Plan, and (iii) a 2022 Global Share Incentive Plan, or the 2022 Share Incentive Plan, to provide additional incentives to employees, directors and consultants. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. No options were or will be granted pursuant to the 2018 Share Option Plan after our Hong Kong Listing in May 2022. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is amended to 253,246,913 upon our Hong Kong Listing, excluding a total of 43,407,213 restricted share units representing the same number of Class A ordinary shares granted before. The maximum aggregate number of ordinary shares which may be issued under the 2022 Share Incentive Plan is 125,692,439, all of which were granted in the form of restricted shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted share-based awards and recorded RMB1,538 million, RMB2,425 million and RMB3,216 million (US$453 million) in 2021, 2022 and 2023, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

We have been and may continue to be subject to formal and informal inquiries, investigations and inspections from government authorities and regulators regarding our compliance with laws and regulations, many of which are evolving and subject to interpretation by local regulatory authorities. Most of these administrative actions may be routine in nature and carried out as part of the market monitoring and supervision functions of the regulatory authorities, but some of them may be triggered by our industry position in housing transactions and services industry or by complaints from third parties or customers. Especially, our industry position in housing transactions and services industry and our approach to expand our businesses through an online platform may draw heightened scrutiny from the regulatory authorities or cause to be paid close attention to our business operation.

The above-mentioned inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws and regulations in different jurisdictions, including real estate laws, advertising laws, home rental laws, value-added telecommunication services laws, home renovation service-related laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, work safety laws, fire protection laws, tort laws, contract laws, property laws and customer protection laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

We are subject to the Foreign Corrupt Practices Act and other anti-corruption laws, trade sanction laws and export control laws, violation of which could adversely affect our reputation, business, prospects, operating results and financial condition.

We are subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act and other anti-corruption laws which generally prohibit companies listed in the U.S., their employees, and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business and which generally require companies to keep accurate books and records in reasonable detail. Violations of this act and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to fully control and oversee the conduct of contractors, business partners, representatives, third-party agents or our employees, including real estate agents on our platform, potentially exposing us to greater risk from their actions. If the aforesaid individuals or entities fail to comply with applicable laws or company policies governing our operations, we or our employees may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination or publication that we or our employees have violated any anti-corruption laws or that our books and records are not sufficiently detailed or accurate could harm our reputation and have an adverse impact on our business and financial condition.

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

Although we have been successful in expanding into new service and product categories and businesses, such as establishing our platform business, we cannot assure you that we will be able to continue our success in our expansion into new service and product categories and businesses in the future. For example, we are cooperating with more real estate developers for new home sales on our platform and we are expanding into adjacent opportunities such as home renovation and furnishing. Meanwhile, we are leveraging our technological capabilities to offer functions such as VR property showing. In recent years, we launched our home renovation and furnishing services through Beiwoo in 2020 and expanded such services through acquisition of Shengdu which closed in 2022. We also launched our home rental services including our decentralized rental property management services, Carefree Rent. In 2023, we have upgraded our corporate strategy to “One Body, Three Wings” to add Beihaojia business, which focuses on upgrading new homes, as a third wing. We are still exploring the business model of Beihaojia, which is at an early stage and subject to changes. Our lack of experience with these new service and product categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service and product categories. Moreover, the expansion into new businesses may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service and product categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

If our expansion into new geographical areas is not successful, our business and prospects may be materially and adversely affected.

We have a track record of successfully expanding into new geographical areas. We cannot assure you, however, that we will be able to maintain this momentum in the future. As the conditions of the housing markets in any new local markets may vary significantly from where we currently operate our platform, expansion into new geographical areas involves new risks and challenges. Our lack of familiarity with, and housing data relating to, these geographical areas may make it more difficult for us to keep pace with the evolving market conditions. In addition, there may be one or more existing market leaders in any geographical area that we decide to expand into. If we fail to cooperate with them, such companies may be able to compete more effectively than us by leveraging their experience in doing business in that market as well as their familiarity with the local customers.

Regulatory uncertainties related to financial services in China could harm our business, financial condition and results of operation.

Our financial services may be subject to a variety of PRC laws and regulations governing financial services. The application and interpretation of these laws and regulations are evolving and are subject to the discretion of government authorities. In particular, the PRC government’s regulatory framework governing the new and evolving online finance market and its ancillary services, which concerns the transactions that our platform facilitates between our customers and external financial institutions, the cooperation between us and financial institutions and other housing related financial services we provide, is evolving and is subject to further change, interpretation and implementation of local enforcement practice at this stage. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing.”

For example, pursuant to the Circular on the Issuance of the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, which was issued in October 2019 and amended in June 2021, to clarify that residential real estate guarantee companies shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing—Regulations Related to Financing Guarantee.” As we offer guarantee services through guarantee companies under Beike

Financial, we are subject to this circular and other regulations related to financing guarantee companies. Beijing Zhongrongxin Financing Guarantee Limited Co., Ltd., a subsidiary of Yiju Taihe, and Shenzhen Beike Financing Guarantee Limited Co., Ltd., one of our PRC subsidiaries, have obtained the license for financing guarantee business. However, as the interpretation and implementation of laws and regulations on financing guarantee are uncertain and still evolving, we cannot assure you that our financing guarantee business do not and will not violate laws and regulations in China.

As of the date of this annual report, we have not been subject to any material fines or other penalties under any PRC laws or regulations on our financial services. The PRC government may adopt new laws and regulations for the online and mobile or even offline finance market in the future and impose specific requirements (including licensing requirements) on market participants, or enhance the implementation of existing laws and regulations. If our financial services or practice are deemed to have violated any existing or future laws and regulations, we may face injunctions, including orders to rectify or cease activities, and may be subject to other penalties as determined by the government authorities. Furthermore, we may be ordered to adjust our finance services to meet the new requirements under the laws, rules and regulations, which may require considerable resources and time, and could significantly affect the operation of our business.

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

Global pandemics, epidemics, or fear of the spread of contagious diseases, such as COVID-19, Middle East respiratory syndrome (MERS), Ebola virus disease, severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict the ability of real estate agents, home renovation workers and other service providers to provide services, or incur significant costs to protect our employees and facilities. Actual or threatened wars, terrorist activities, political unrests, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition and results of operations.

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

Our business is subject to seasonal fluctuations, normally with relatively weaker performance in the first quarter, consistent with the residential real estate industry in general. The first quarter of each calendar year generally contributes the smallest portion of our annual revenue, primarily due to a reduced number of housing transactions and rental activities during the Chinese New Year holiday period and reduced home renovation and furnishing works in winter. We may face new factors that may increase the seasonality fluctuation in the future. As a result, our results of operations and the trading price of our Class A ordinary shares or ADSs may fluctuate from time to time due to seasonality.

Our use of some leased properties for offices and stores and for home rental business could be challenged by external parties or government authorities and involve safety risks, which may cause interruptions to our business operations.

Certain lessors of our leased properties for offices and stores, as well as lessors for our home rental services, have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If our lessors are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, or our lessors are subject to property seizure or other proceedings that affect the properties, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not have entered into written contracts with our lessors properly for a few of our leased properties in a timely manner and the lessors of such properties may claim to terminate our leases. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. While some lessors have represented and warranted to us that they are the owners of the leased properties or have the legal rights to lease those property to us and have agreed to indemnify us against the losses resulting from the ownership defects or their failure to obtain the required approvals in accordance with the applicable laws and regulations, there is no assurance that we will be able to successfully enforce such indemnification obligations against the lessors or that such indemnification can cover losses from all the ownership defects. In addition, some of the leased properties may also be subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease might not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC law. The PRC governmental authorities may order us to register the lease agreements within a prescribed time limit. Failure to do so may subject us to a fine ranging from RMB1,000 to RMB10,000 for each lease agreement. As of the date of this annual report, we had not been ordered by any PRC governmental authorities to register any lease agreements and we do not expect the failure to register the lease agreements of these properties to be material to our business and results of operations in terms of revenue contribution.

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

Moreover, we are subject to safety risks with respect to leased properties, such as unauthorized constructions, mezzanine additions and renovations. In addition, our leased properties, including properties in relation to home renovation and furnishing business, transaction service centers and brokerage stores, need to pass the necessary fire safety verifications or inspections. If any of the leased properties fails to pass fire safety verifications or inspections, or otherwise does comply with fire safety regulations, we may subject to risks with fire safety. Fire accidents may occur at our exhibiting and warehousing properties or the properties undergoing home renovation and furnishing services despite our supervision. Any such occurrence may result in substantial reputational harm to us and our brands. We may be subject to potential liabilities, which may have a material adverse impact on our business, results of operations and financial condition. The improper use of fire, gas or home appliances by our tenants in our home rental businesses could also lead to fire safety risks. These safety risks could subject us to administrative penalties, forced closure of properties, interruptions to business operations, costs of rectification or, in the event of accidents, casualties and property damages. As a result of any of the foregoing risks, our business, financial condition and results of operations may be adversely affected.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.

China’s overall economy and the average wage have increased in recent years and are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

In addition, under the PRC Social Insurance Law and the Regulations on the Administration of Housing Funds, employees are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance, and housing provident funds, and employers are required, together with their employees or separately, to pay the contributions to social insurance and housing provident funds for their employees. The government agencies may examine whether an employer has made adequate payments of the requisite statutory employee benefits, and employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. Certain of our PRC subsidiaries and the VIEs and their subsidiaries have failed to make social insurance and housing fund contributions in full for their employees. In addition, certain of our PRC subsidiaries and the VIEs engage third-party human resources agencies to make social insurance and housing fund contributions for some of their employees, and there is no assurance that such third-party agencies make such contributions in full in a timely manner, or at all. If the PRC authorities determine that we shall make up for social insurance and housing fund contributions or that we are subject to fines and legal sanctions in relation to our failure to make social insurance and housing fund contributions in full for our employees, our business, financial condition and results of operations may be adversely affected.

Furthermore, pursuant to the PRC Labor Contract Law and the Interim Provisions on Labor Dispatch, dispatched labor is only intended to be a supplementary form of employment, the number of which shall not exceed 10% of the employer’s total labor force. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Employment and Social Welfare—Labor Dispatch.” We have historically hired dispatched workers from employment agencies from time to time and the number of dispatched workers may have exceeded 10% the total number of our labor force in the past. Although we aim to not assign dispatched workers on significant tasks, there is no assurance that the assignments performed by them are always temporary and ancillary in nature. We have formulated and implemented a plan to contain the number of dispatched workers and stay compliant. As of the date of this annual report, the number of our dispatched workers does not exceed 10% of the total number of our labor force. However, we cannot assure you that the number of dispatched workers we use will not exceed 10% of the total number of our labor force as we continue to develop and expand our business. If the number of our dispatched workers exceeds 10% of the total labor force in the future, we could be ordered to rectify within a specified period of time, and could be subject to fines if we fail to do so, which could have a material adverse effect to our business, financial condition and results of operations.

We cannot assure you that our employment practices will be deemed to be in compliance with labor-related laws and regulations in China due to interpretation and implementation uncertainties related to the evolving labor laws and regulations, which may subject us to labor disputes or government investigations. If we are deemed to have violated labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

Our online marketing services may constitute internet advertisement, which subjects us to laws, rules and regulations applicable to advertising.

We derive certain amount of our revenues from online marketing services and other related services. In February 2023, the State Administration for Market Regulation promulgated the Administrative Measures on Internet Advertising, which became effective on May 1, 2023. Pursuant to the measures, internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in texts, images, audio, video or other forms. Under the measures, our online marketing services and other related services may constitute internet advertisement, and we may be therefore subject to additional obligations as an adverting distributor. For example, pursuant to the measures, an adverting distributor must examine, verify and record identity information of its advertisers, such as the advertiser’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, it must examine the supporting documentation provided by the advertisers and adverting operators. Where a special government review is required for specific categories of advertisements before posting, the adverting distributor must confirm that the review has been performed and approval has been obtained, and no edits or changes to the advertisements are allowed unless they are re-approved by the authority. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. As for pop-up advertisements, advertising distributors shall clearly indicate the close button for the advertisements, and shall not engage in any activities that may hinder the users from closing the pop-up advertisements with one click, such as lacking the close button, containing a countdown timer for close, providing false or unidentifiable marks for the close button, requiring more than one click to close, and allowing the advertisement to pop up again after it is closed on the same page or file, etc. In addition, the measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. As such, we are obligated to distinguish from others the listings characterized as paid-for search results and the real estate brokerage brands, stores or agents who purchase online marketing and related services or the listings by these brands, stores or agents. Furthermore, the measures specify additional compliance requirements for internet advertising businesses. For example, any promotion in the name of knowledge or experience sharing or consumer review but containing links to purchase products and services are also classified as a form of advertisement and thus shall be clearly indicated as “advertisements.” Internet advertisements shall not deceive or mislead users into clicking or viewing the advertisements with false or fabricated system or software update reminders or warnings or offer of rewards. If an advertisement contains any link directing to another advertisement, the advertisers, advertising operators and distributors of primary advertisements are responsible for verifying the advertisement contents to which the link is directed and are relevant to the primary advertisement. Internet distributors shall also establish and maintain an archive for the advertisers and advertisements and keep the record for at least three years after the end of the advertisement.

Violation of these laws, rules or regulations may result in penalties, including fines up to RMB2 million or of other amount calculated based on the amount of advertising fees, confiscation of advertising fees and orders to cease dissemination of the advertisements. In circumstances involving serious violations, the PRC government may suspend or revoke a violator’s business license or license for operating advertising business. Complying with the abovementioned requirements requires considerable resources and time, and could significantly affect the operation of our business, while at the same time also exposing us to increased liability under the laws, rules and regulations. The costs associated with complying with these laws, rules and regulations, including any penalties or fines for our failure to so comply if required, could have a material adverse effect on our business, financial condition and results of operations.

Expectations relating to environmental, social and governance considerations and related reporting obligations expose us to potential liabilities, increased costs, reputational harm, and other adverse effects on our business.

Many governments, regulators, investors, employees, customers and other stakeholders are increasingly focused on environmental, social and governance considerations relating to businesses, including climate change and greenhouse gas emissions, and diversity, equity and inclusion. In addition, we make statements about our goals and initiatives through our various non-financial reports, information provided on our website, press statements and other communications. Responding to these environmental, social and governance considerations and implementation of these goals and initiatives involves risks and uncertainties, requires investments, and depends in part on third-party performance or data that is outside our control. We cannot guarantee that we will achieve our announced environmental, social and governance goals and initiatives. In addition, some stakeholders may disagree with our goals and initiatives. Any failure, or perceived failure, by us to achieve our goals, further our initiatives, adhere to our public statements, comply with environmental, social and governance laws and regulations, or meet evolving and varied stakeholder expectations and standards could result in legal and regulatory proceedings against us and materially adversely affect our business, reputation, results of operations, financial condition and stock price.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2023. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an audit report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2023. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

From time to time, we purchase short-term investments, which mainly include bank time deposits, investments in wealth management products issued by financial institutions and held-to-maturity investments issued by financial institutions, and long-term investments, which primarily include long-term time deposits, investments accounted for at fair values (such as long-term wealth management products and equity securities in publicly-listed companies) and available-for-sale debt investments. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2021, 2022 and 2023, we had short-term investments of RMB29.4 billion, RMB35.5 billion and RMB34.3 billion (US$4.8 billion), and long-term investments of RMB17.0 billion, RMB17.9 billion and RMB23.6 billion (US$3.3 billion), respectively. The impairment recorded for equity method investments was RMB2.9 million, nil and RMB10.4 million (US$1.5 million) in 2021, 2022 and 2023, respectively. The impairment recorded for equity investments accounted for using measurement alternative was RMB183.8 million, RMB591.9 million and RMB28.8 million (US$4.1 million) in 2021, 2022 and 2023, respectively.

Impairment loss charged against our goodwill, intangible assets and other long-lived assets could materially and adversely affect us.

We may need to provide impairment losses for our goodwill, intangible assets, and other long-lived assets. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. Impairment charges of goodwill, intangible assets and other long-lived assets recognized for the years ended December 31, 2021, 2022 and 2023 were RMB746.7 million, RMB148.1 million and RMB93.4 million (US$13.2 million), respectively. If we incur significant impairment charges of goodwill, intangible assets, and other long-lived assets in the future, our results of operations may be materially and adversely affected.

We are subject to risks associated with contract liabilities.

We had contract liabilities of RMB1,102 million, RMB3,260 million and RMB4,665 million (US$657 million) as of December 31, 2021, 2022 and 2023, respectively. Contract liabilities are recognized if we receive consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services and emerging and other services. If for any reason we were to become unable to fulfill a large amount of these contract liabilities, we would have to refund the payments we received, which could materially and adversely affect our financial condition and liquidity position, and our brand image, reputation, and relationship with our platform participants might be damaged.

If we are deemed an “investment company” under the Investment Company Act of 1940, it could adversely affect the price of the ADSs and could materially and adversely affect our business, results of operations, and financial condition.

We are not an “investment company” and do not intend to become registered as an “investment company” under Section 3(a) of the Investment Company Act of 1940, or the Investment Company Act. We are primarily engaged in housing transactions and services, including existing and new home sales, home rentals, home renovation and furnishing, and other services.

Under Section 3(a)(1)(C) of the Investment Company Act, a company may be deemed as an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. As a result, if we and/or certain of our subsidiaries are deemed to be an investment company within the meaning of the Investment Company Act, we would have to dispose of investment securities in order to fall outside the definition of an investment company. Additionally, we may have to forego potential future acquisitions of interests in companies that may be deemed to be investment securities within the meaning of the Investment Company Act. Failure to avoid being deemed an investment company under the Investment Company Act, coupled with our inability as a foreign private issuer to register under the Investment Company Act, could make us unable to comply with our reporting obligations as a public company in the United States and lead to our being delisted from the NYSE, which would materially and adversely affect the liquidity and value of the ADSs. We would also be unable to raise capital through the sale of securities in the United States or to conduct business in the United States. In addition, we may be subject to SEC enforcement action or purported class action lawsuits for alleged violations of U.S. securities laws. Defending ourselves against any such enforcement action or lawsuits would require significant attention from our management and divert resources from our existing businesses and could materially and adversely affect our business, results of operations, and financial condition.

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

Foreign ownership in entities that provide value-added telecommunication services, including online real estate platform services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. In addition, foreign investment in certain financial services in China is still heavily regulated. For example, there are no detailed regulations on the specific requirements and threshold for the change of a domestic online payment institution into a foreign-invested one, and the approval authority retains the discretion in granting the approval of such amendment.

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

In the opinion of our PRC legal counsel, Han Kun Law Offices, as of the date of this annual report, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the contractual arrangements among our WFOEs, the VIEs and their applicable shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that the interpretation and application of current and future PRC laws, regulations and rules are evolving. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, pursuant to the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and its five supporting guidelines issued by the CSRC on February 17, 2023 and became effective on March 31, 2023, domestic companies that seek to offer and list their securities in overseas markets, either in direct or indirect means, are required to file with the CSRC and report relevant information to the CSRC under certain circumstances. At the press conference held for these measures on February 17, 2023, officials from the CSRC clarified that, for companies seeking overseas offering and listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner or at all for our future capital raising activities which are subject to filing requirements under the measures due to the VIEs, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the measures were recently promulgated, it remains uncertain as to their interpretation, application, and enforcement, in particular, for companies with VIE structures, and how they will affect our operations in mainland China and our future capital raising activities. In addition, if we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC governmental authorities would have the discretion to take action in dealing with such violations or failures in accordance with laws and regulations, including:

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to direct activities of or receive economic benefits the VIEs, which collectively held 23.8% of our group’s cash, cash equivalents and restricted cash and 9.2% of our group’s total assets as of December 31, 2023 and contribute to 0.8% of our net revenues in 2023, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our company face risks about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

If we had direct ownership of the VIEs in China, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of the VIEs, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by the VIEs and their shareholders of their obligations under the contracts to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs. If any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC law and arbitration, litigation and other legal proceedings and it may be difficult to predict the outcome of such legal proceedings. See “—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.

If the VIEs or their shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements. We may also have to rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and contractual remedies, which we cannot assure you will be sufficient or effective. For example, if the shareholders of the VIEs were to refuse to transfer their equity interests in the VIEs to us or our designee when we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

All the agreements under our contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. We cannot assure you that we will be able to effectively enforce these contractual arrangements. See “—Risks Related to Doing Business in China—The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.” Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC law. There are uncertainties regarding the ultimate outcome of such arbitration if legal action becomes necessary. In addition, under PRC law, rulings by arbitrators are final, parties cannot appeal the arbitration results in courts, and if the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, and our ability to conduct the business we currently conduct through the contractual arrangements may be negatively affected.

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

The interpretation and implementation of the PRC Foreign Investment Law are evolving and we cannot assure you how it may impact the viability of our current corporate structure, corporate governance and operations.

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

On March 15, 2019, the National People’s Congress promulgated the PRC Foreign Investment Law, which became effective on January 1, 2020. The interpretation and implementation of the law are subject to regulatory authorities. For instance, under this law, “foreign investment” refers to the investment activities directly or indirectly conducted by foreign individuals, enterprises or other entities in China. Though it does not explicitly classify contractual arrangements as a form of foreign investment, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities in the future. In addition, the definition of foreign investment contains a catch-all provision which includes investments made by foreign investors through means stipulated in laws, administrative regulations or provisions of the State Council of the PRC. Therefore, it still leaves leeway for future laws, administrative regulations or provisions promulgated by the State Council of the PRC to provide for contractual arrangements as a form of foreign investment. In any of these cases, it will be uncertain whether our contractual arrangements will be deemed to be in violation of the market access requirements for foreign investment under the PRC laws and regulations. If further actions shall be taken under future laws, administrative regulations or provisions of the State Council of the PRC, we may face substantial uncertainties as to whether we can complete such actions. Failure to do so could materially and adversely affect our current corporate structure, corporate governance and operations.

Risks Related to Doing Business in China

Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.

We expect that our revenues will continue to be primarily derived in China and most of our operations will continue to be conducted in China. Accordingly, our results of operations, financial condition and prospects are influenced by economic, political, social conditions and legal developments in China generally and by continued economic growth in China as a whole. While the PRC economy has experienced significant growth over the past decades, there can be no assurance that the growth would be maintained or be even across different sectors. Any severe or prolonged slowdown in the rate of growth of the Chinese economy may adversely affect our business and results of operations, leading to reduction in demand for our services and solutions and adversely affect our competitive position.

The Chinese government has implemented various measures to encourage economic growth. Some of these measures may benefit the overall Chinese economy, while we cannot assure you how these measures would impact us. In the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activity in China, which may adversely affect our business and results of operations.

Our ability to successfully maintain or grow business operations in China depends on various factors, which may be beyond our control. These factors include, among others, macro-economic and other market conditions, political stability, social conditions, measures to control inflation or deflation, changes in the rate or method of taxation, changes in laws, regulations and administrative directives or their interpretation and changes in industry policies. If we fail to take timely and appropriate measures to adapt to any of the changes or challenges, our business, results of operations, financial condition and prospects could be materially and adversely affected.

The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.

The PRC legal system is a civil law system based on written statutes. There is a limited volume of published court decisions that may be cited for reference but not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. The overall effect of legislation over the past few decades has significantly enhanced the protections afforded to various forms of foreign or private-sector investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations and enforcement of these laws, regulations and rules may be subject to change. These evolvements and uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the PRC Company Law (2023 Revision), which will take effect on July 1, 2024. The revised PRC Company Law makes substantial changes to the current Company Law in a number of regards, including, among others, imposing requirements on time limit for capital contribution. Specifically, The revised PRC Company Law requires shareholders of a company to fully pay in their subscribed registered capital within five years of the establishment of the company. It also provides that companies established before the revised Company Law comes into force (i.e. July 1, 2024) with a term of capital contributions exceeding the aforementioned five-year period shall adjust their schedule of capital contribution to meet the new requirements, unless otherwise provided by laws and regulations or the State Council. As of the date of this annual report, there remains uncertainties as to the interpretation and application of the provisions related to adjustment of capital contribution schedules and the detail rules of implementation are yet to be issued.

Besides, the PRC is geographically large and divided into various provinces and municipalities and, as such, the PRC laws, rules, regulations and policies are subject to interpretations of local regulatory authorities and the application and enforcement practice may be varying in different parts of the PRC. PRC laws and regulations, particularly in local applications, can change quickly and may be adopted upon announcement to the public. Furthermore, the PRC legal system is based in part on government policies and we may not be aware of our violation of these policies until sometime after the violation. Changes in government policies may create uncertainties that could adversely affect our business operations. The PRC administrative and judicial authorities have the discretion in interpreting, implementing or enforcing statutory rules and contractual terms, and it may be difficult to precisely predict the outcome of administrative and judicial proceedings. Given above, we may be required to take more responsibilities or meet additional requirements in the future than we currently expect, and may not be aware of our violation of any of these policies and rules until sometime after the violation. Enforcement of agreements that are governed by PRC laws by legal or arbitral proceedings in the PRC could be complex with substantial costs incurred. In addition, any administrative and court proceedings in China may be time-consuming, resulting in substantial costs and diversion of resources and management attention.

The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.

We conduct our business primarily through our PRC subsidiaries, the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business in accordance with PRC laws and regulations, and may influence our operations. Failure to comply with applicable laws and regulations could result in a material adverse change in our operation and/or the value of our Class A ordinary shares or ADSs.

In recent years, the PRC government has enhanced its oversight on overseas offerings and listings of China-based companies and foreign investment in China-based companies like us. Considering that a series of rules related to overseas listings by domestic companies are newly published and their interpretation and application remain uncertain, we cannot assure you that we will be able to complete filing with the CSRC or will be required to obtain any specific regulatory approvals from the Cyberspace Administration of China or any other PRC governmental authorities for our future financing activities in a timely manner, if at all, and such approvals and filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Filings, approvals or other administration requirements of the CSRC, the Cyberspace Administration of China or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.” Furthermore, the PRC government authorities are continually strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our business model, monetization methods, daily operation, acquisition, investment and business development. In addition, implementation of industry-wide regulations may significantly affect the industries in which we operate, which could have material adverse effect in our operations and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Filings, approvals or other administration requirements of the CSRC, the Cyberspace Administration of China or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.

The PRC governmental authorities has strengthened oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, the PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. Pursuant to the opinions, the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.

On February 17, 2023, the CSRC issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the measures, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the measures, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The measures also provide circumstances under which an overseas offering and listing of a PRC company is prohibited. At the press conference held for the measures, officials from the CSRC confirmed that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the measures. Based on the foregoing, as of the date of this annual report, we are not required to complete filing with the CSRC for our listing on the NYSE and the Hong Kong Stock Exchange, but we may be subject to the filing requirements for our future capital raising activities under the measures. As the measures were newly promulgated, there remain uncertainties about how the measures will be interpreted or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

On February 24, 2023, the CSRC, jointly with other governmental authorities, issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. These provisions expanded the applicable scope of the regulation to indirect overseas offerings and listings by companies based in mainland China and emphasized the confidentiality and archive management duties of such companies during the process of overseas offerings and listings.

In addition, pursuant to Cybersecurity Review Measures, which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing. The measures are subject to ongoing interpretation and their application in practice may evolve over time as new guidance becomes available. There can be no assurance that whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on November 14, 2021, the Cyberspace Administration of China published the draft Regulations on the Administration of Cyber Data Security (Draft for Comments), which reiterates the circumstances under which data processors shall apply for cybersecurity review. There is no timetable as to when such draft regulations will be enacted. As such, it remains unclear whether the formal version adopted in the future will have any further material changes, it is uncertain how the regulations and measures will be enacted, interpreted or implemented and how they will affect our offshore offerings.

As of the date of this annual report, we have not received any formal inquiry, notice, warning, sanction, or any regulatory objection to any offshore offering from the CSRC, the Cyberspace Administration of China, or any other PRC regulatory agencies that have jurisdiction over our operations. If it is determined in the future that filings or approvals from the CSRC, the Cyberspace Administration of China, or other governmental requirements are required for our future offshore offerings, it is uncertain whether we can or how long it will take us to complete such filings or obtain such approvals, and any such approval could be rescinded even obtained. Any failure to complete such filings, or failure to obtain or delay in obtaining such approvals for our offshore offerings, or a rescission of any such approval obtained by us, would subject us to sanctions by the CSRC, the Cyberspace Administration of China, or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in China, limit our ability to pay dividends outside of China, limit our operating privileges in China, delay or restrict the repatriation of the proceeds from our offshore offerings into China, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the trading price of our Class A ordinary shares or ADSs. In addition, if the CSRC, the Cyberspace Administration of China, or other regulatory agencies later promulgate new rules or explanations requiring filings, approvals, registrations or other kinds of authorizations for offshore offerings, we cannot assure you that we can complete the filings, obtain the approvals, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain any waiver of aforesaid governmental requirements if and when procedures are established to obtain such a waiver. Complying with new laws and regulations could cause us to incur substantial costs or require us to change our business practices in a manner materially adverse to our business. Any uncertainties and/or negative publicity regarding such an approval or other requirements could materially and adversely affect the trading price of our Class A ordinary shares or ADSs.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and rely on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated after-tax profits upon satisfaction of statutory conditions and procedures, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. Additionally, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends or make other distributions to us. Furthermore, the PRC tax authorities may require our subsidiaries to adjust their taxable income under the contractual arrangements they currently have in place with the VIEs in a manner that would materially and adversely affect their ability to pay dividends and other distributions to us.

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

Under PRC laws, legal documents for corporate transactions are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with a branch of the State Administration for Market Regulation. In order to secure the use of our chops and seals, we have established internal control procedures and rules for using these chops and seals. In any event that the chops and seals are intended to be used, the responsible personnel will submit the application which will then be verified and approved by authorized employees in accordance with our internal control procedures and rules. In addition, in order to maintain the physical security of our chops, we generally have them stored in secure locations accessible only to authorized employees. Although we monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that our employees could abuse their authority, for example, by entering into a contract not approved by us or seeking to gain control of any of our subsidiaries or VIEs. If any employee obtains, misuses or misappropriates our chops and seals or other controlling non-tangible assets for whatever reason, we could experience disruption to our normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations. In addition, the affected entity may not be able to recover corporate assets that are sold or transferred out of our control in the event of such a misappropriation if a transferee relies on the apparent authority of the representative and acts in good faith.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies may delay us from using the proceeds of our offshore offerings to make loans or additional capital contributions to our PRC subsidiaries and to make loans to the VIEs, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, as well as any loans we provide to the VIEs, are subject to approval by or registration with governmental authorities in China. According to the PRC regulations on foreign invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the registration with State Administration for Market Regulation or its local counterpart and registration with a local bank authorized by SAFE. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE or its local branches and (ii) none of our PRC subsidiaries may procure loans which exceed the difference between its total investment amount and registered capital. Alternatively, our PRC subsidiaries can only procure loans subject to the calculation approach and limitation as provided by the People’s Bank of China. Additionally, any medium or long-term loans to be provided by us to the VIEs must be registered with the NDRC and SAFE or its local branches. We may not be able to obtain these government approvals or complete such registrations in a timely manner, or at all, with respect to future capital contributions or foreign loans by us to our PRC subsidiaries or loans by us to the VIEs. If we fail to receive such approvals or complete such registration or filing, our ability to use the proceeds of our offshore offerings may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

Governmental regulation of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment.

The PRC government imposes regulations on the convertibility of Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China requires approval or registration in accordance with regulatory requirements. We receive our revenues primarily in Renminbi. Under our current corporate structure, our Cayman Islands holding company primarily relies on dividend payments from our PRC subsidiaries to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval of SAFE by complying with certain procedural requirements. Specifically, under the existing foreign exchange restrictions, without prior approval of SAFE, cash generated from the operations of our PRC subsidiaries in China may be used to pay dividends to our company. However, approval from or registration with appropriate government authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. As a result, we need to obtain SAFE approval to use cash generated from the operations of our PRC subsidiaries and VIEs to pay off their respective debt in a currency other than Renminbi owed to entities outside China, or to make other capital expenditure payments outside China in a currency other than Renminbi. We cannot guarantee that additional restrictions on the convertibility of the Renminbi into foreign currencies for the current account transactions will not be imposed in the future. If we are unable to obtain sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our Class A ordinary shares or ADSs.

We have very limited hedging options to reduce our exposure to exchange rate fluctuations. We selectively use financial instruments to manage the market risks associated with exposure to fluctuations in interest rates and foreign currency rates. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by exchange administration regulations in China that restrict our ability to convert Renminbi into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

China’s M&A Rules and certain other PRC regulations establish procedures and requirements for certain acquisitions of PRC companies, which could make it difficult for us to pursue growth through acquisitions in China.

A number of PRC laws and regulations have established procedures and requirements for merger and acquisition activities in China by foreign investors. In addition to the Anti-monopoly Law itself and ancillary regulations, these include the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021, foreign investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a working mechanism office jointly established by NDRC and the Ministry of Commerce before such investment is carried out. In addition, pursuant to anti-monopoly laws and regulations, the State Administration for Market Regulation should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the evolvement of the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, if an overseas-listed China-based issuer like us conducts a follow-on offering for the purpose of purchasing assets in mainland China, the issuer shall also complete filing with the CSRC in accordance with the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions takes time, and any required approval and filing processes, including clearance from the State Administration for Market Regulation, approval from the Ministry of Commerce and NDRC and filing with the CSRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

Failure to comply with PRC regulations relating to the establishment of offshore special purpose companies by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

In July 2014, SAFE promulgated the Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37, which requires PRC residents (including PRC individuals and PRC corporate entities) to register with SAFE or its local branches in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing with such PRC residents’ legally owned assets or equity interests in domestic enterprises or offshore assets or interests. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In addition, such PRC residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to any change of basic information (including change of such PRC citizens or residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. According to the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which became effective on June 1, 2015, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The term “control” under SAFE Circular 37 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by PRC residents in the offshore special purpose vehicles by means of acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. If any PRC shareholder of such special purpose vehicles fails to make the required registration or to update the previously filed registration, the subsidiary of such special purpose vehicles in China may be prohibited from distributing theirs profits or the proceeds from any capital reduction, share transfer or liquidation to the special purpose vehicles, and the special purpose vehicles may also be prohibited from making additional capital contributions into their subsidiary in China.

We have notified all individuals or entities who directly or indirectly hold shares in our Cayman Islands holding company and are known to us as PRC residents to complete the foreign exchange registrations. However, we may not be informed of the identities of all the PRC individuals or entities holding direct or indirect interest in our company, nor can we compel our beneficial owners to comply with the SAFE registration requirements. As a result, we cannot assure you that all of our shareholders or beneficial owners who are PRC residents have complied with, and will in the future make, obtain or update any applicable registrations or approvals required by the SAFE regulations. In addition, concerning the uncertainty of the application of SAFE Circular 37, some of our current beneficial owners who are PRC residents failed to complete or update their SAFE registrations to address the changes of their offshore interest. Failure by such shareholders or beneficial owners to comply with the SAFE regulations, or failure by us to amend the foreign exchange registrations of our PRC subsidiaries, could subject us to fines or legal sanctions, restrict our overseas or cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends to us or affect our ownership structure, which could adversely affect our business and prospects.

Any failure to comply with PRC regulations regarding the registration requirements for employee stock incentive plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Pursuant to these rules, PRC citizens and non-PRC citizens who reside in China for a continuous period of not less than one year who participate in any stock incentive plan of an overseas publicly listed company, subject to a few exceptions, are required to register with SAFE through a domestic qualified agent, which could be the PRC subsidiaries of such overseas-listed company, and complete certain other procedures. See “Item 4. Information on the Company—B. Business Overview—Regulations Related to Foreign Exchange and Dividend Distribution— Regulations Related to Stock Incentive Plans.” We and our directors, executive officers and other employees who are PRC citizens or who reside in the PRC for a continuous period of not less than one year and who have been or will be granted incentive shares or options are subject to these regulations. Failure to complete the SAFE registrations may subject us or them to fines and legal sanctions. In addition, laws and regulations and their interpretation may change from time to time and there remains uncertainties with respect to their implementation, which could restrict our ability to adopt additional incentive plans for our directors, executive officers and employees under PRC law.

If we are classified as a PRC resident enterprise for PRC enterprise income tax purposes, such classification could result in unfavorable tax consequences to us and our non-PRC shareholders and ADS holders.

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with its “de facto management body” within the PRC is considered a “resident enterprise” and will be subject to the enterprise income tax on its global income at the rate of 25%. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control and overall management over the business, productions, personnel, accounts and properties of an enterprise. In 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” text should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China, and will be subject to PRC enterprise income tax on its global income only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and minutes of board and shareholder meetings are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. SAT Circular 7 extends its tax jurisdiction to transactions involving the transfer of taxable assets through offshore transfer of a foreign intermediate holding company. In addition, SAT Circular 7 provides certain criteria on how to assess reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which came into effect on December 1, 2017. SAT Circular 37 further clarifies the practice and procedure of the withholding of non-resident enterprise income tax.

Where a non-resident enterprise transfers taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an Indirect Transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such Indirect Transfer to the tax authority. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries and investments. For transfer of shares in our company by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under SAT Circular 7 and/or SAT Circular 37. As a result, we may be required to expend valuable resources to comply with SAT Circular 7 and/or SAT Circular 37, or to establish that we and our non-PRC resident investors should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.

We are an exempted company incorporated under the laws of the Cayman Islands, we conduct substantially all of our operations in China, and substantially all of our assets are located in China. A majority of our directors and executive officers are nationals or residents of jurisdictions other than the United States and most of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these individuals, to bring an action against us or these individuals in the United States, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our officers and directors are located in China, and it will be difficult to enforce liabilities and enforce judgments on those individuals. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, enforcement of a judgment rendered by a court in the United States is subject to the judgment of PRC courts considering the foregoing factors. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, provide that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and other authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in mainland China shall obtain the prior consent from the CSRC or other authorities before cooperating with such overseas securities regulatory authorities or authorities in connection with the inspections or investigations or providing documents to such overseas securities regulatory authorities or other authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands company.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. A reduced income tax rate of 15% is applicable to enterprises set up in the Western Regions with their main business in encouraged industries. A “software enterprise,” which is reassessed annually, is entitled to the exemption of two years and halving for three years of corporate income tax from the profit-making year. Currently certain PRC subsidiaries of ours are enjoying favorable tax rates as high and new technology enterprises or software enterprise or enterprises within the catalogue of encouraged industry in the Western Regions. If any of these entities fails to maintain its qualified status, the income tax rate could increase and our business, financial condition and results of operations would be materially and adversely affected.

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

Pursuant to the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the PCAOB for two consecutive years, the SEC will prohibit our shares or ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States.

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. We were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, and do not expect to be so identified after we file this annual report on Form 20-F for the fiscal year ended December 31, 2023.

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

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on August 13, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors, or failure to complete investments or acquisitions;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry and relating to overseas listing;
●	potential litigation or regulatory investigations;
●	trends of global and China’s economies;
●	rising international geopolitical tensions; and
●	short selling of securities of China-based companies listed in the United States.

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

Price volatility may cause the average price at which we repurchase our stock in a given period to exceed the stock’s price at a given point in time. We believe the price of our stock should reflect expectations of future growth and profitability. We also believe the price of our stock should reflect shareholder returns, including cash dividends and our share repurchase program. We cannot assure you that there will be future dividends, which are subject to declaration by our board of directors, and our share repurchase program does not obligate us to acquire any specific number of shares. If we fail to meet expectations related to future growth, profitability, dividends, share repurchases or other market expectations, the price of our stock may decline significantly, which could have a material adverse impact on investor confidence.

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

Our authorized and issued share capital are divided into Class A ordinary shares and Class B ordinary shares. In respect of matters requiring the votes of shareholders, holders of Class A ordinary shares and Class B ordinary shares vote together as a single class except as may otherwise be required by law, and holders of Class A ordinary shares are entitled to one vote per share while holders of Class B ordinary shares are entitled to ten votes per share, subject to Rule 8A.24 of the Hong Kong Listing Rules that requires the reserved matters to be voted on a one vote per share basis. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof, while Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the events as specified in paragraph 18 of our currently effective memorandum and articles of association. For details, see “Item 10. Additional Information—B. Memorandum and Articles of Association.”

As of February 29, 2024, holders of our Class B ordinary shares hold 150,376,248 Class B ordinary shares, representing 30.4% of the aggregate voting power of our total issued and outstanding ordinary shares (excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and Class A ordinary shares in the form of ADSs repurchased but not cancelled) due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Holders of our Class B ordinary shares or their proxy have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

On December 16, 2021, Muddy Waters Capital LLC issued a short seller report with allegations against us. On December 17, 2021, we announced that the audit committee of our board of directors commenced an internal review into the key allegations raised in the report with the assistance of third-party professional advisors including an international law firm and forensic accounting experts from a Big-Four accounting firm that is not our auditor. On January 28, 2022, we announced that the internal review was substantially complete and that based on such internal review, the audit committee has concluded that the allegations in the report were not substantiated. Any such allegations may be followed by periods of instability in the market price of our Class A ordinary shares or ADSs and the corresponding negative publicity. If and when become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we could be forced to expend a significant amount of resources to investigate such allegations or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law, or issues of commercial confidentiality. Such a situation could be costly and time-consuming and could distract our management from growing our business. Even if such allegations are ultimately proven to be groundless, allegations against us could severely impact our business operations and shareholders’ equity, and any investment in our Class A ordinary shares or the ADSs could be greatly reduced or rendered worthless.

We are subject to risks associated with class action suits, which may be expensive and could divert management attention.

Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. For example, our company and certain of our directors and officers were named as defendants in a putative securities class action filed in the United States following the issuance of the December 16, 2021 Muddy Waters report. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. We cannot predict the timing, outcome or consequences of such class action, and we are currently unable to estimate the potential loss, if any, associated with the resolution of such action. There can be no assurance that we will be able to prevail in our defense, and we may decide to settle the class action on unfavorable terms. In the event we do not prevail or we enter into settlement arrangements in the proceeding, we may incur significant expenses, which may materially and adversely affect our financial condition and results of operations. In addition, there can be no assurance that our insurance carriers will cover all or part of the defense costs, or any liabilities that may arise from these matters.

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

You should primarily rely on price appreciation of our Class A ordinary shares and/or ADSs for return on your investment.

We currently intend to retain a majority of our available funds and any future earnings to fund the development and growth of our business. Although we distributed dividends in the past, we cannot assure you that dividend will continue at current levels or grow. If we fail to meet expectations related to future dividends, the price of our stock may decline, which could have a material adverse impact on the investors.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our currently effective memorandum and articles of association, the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in a Hong Kong court or state or federal courts of the United States.

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

As a result of all of the above, our public shareholders may have difficulties in protecting their interests in the face of actions taken by management, members of our board of directors or controlling shareholders than they would as public shareholders of a company incorporated in Hong Kong and/or the United States. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Item 10. Additional Information—B. Memorandum and Articles of Association —Differences in Corporate Law.”

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

As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.

As a Cayman Islands exempted company listed on the NYSE, we are subject to the NYSE listing standards, which require listed companies to have, among other things, a majority of their board members to be independent and independent director oversight of executive compensation and nomination of directors. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards.

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

There can be no assurance that we will not be a passive foreign investment company for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. holders of the ADSs or our Class A ordinary shares.

A non-U.S. corporation, such as our company will be considered a passive foreign investment company, or PFIC, for any taxable year if either (i) at least 75% of its gross income is passive income or (ii) at least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. Although the law in this regard is not entirely clear, we treat the consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because, in accordance with contractual arrangements, we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we have a “controlling financial interest” in the VIEs (as defined in FASB ASC 810), and we are considered the primary beneficiary of the VIEs for accounting purposes. We therefore consolidate their results of operations in the consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, it is uncertain whether we were a PFIC for our taxable year ending 31, 2023, or will be a PFIC for the current or any future taxable year. No assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets.

Fluctuations in the market price of the Class A ordinary shares or the ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares or the ADSs from time to time (which may be volatile). In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our Class A ordinary shares or the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Additionally, it is possible that the Internal Revenue Service may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

Along with the launch of our Beike platform, we incorporated KE Holdings Inc. in the Cayman Islands in July 2018 as our holding company. From July 2018 to June 2019, KE Holdings Inc. established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd., Beike Jinke (Tianjin) Technology Co., Ltd., and Beike (China) Investment Holdings Limited, all of which are our wholly-owned PRC subsidiaries. Through a series of transactions, most of the original subsidiaries and all of operating branches of Beijing Lianjia have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries.

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

In July 2021, we entered into a definitive agreement with Shengdu and all of its existing shareholders and subsidiaries, pursuant to which we agreed to acquire 100% equity interest in Shengdu, subject to a staggered acquisition arrangement and customary closing conditions, including regulatory approvals. In April 2022, we entered into an amended and restated framework purchase agreement with Shengdu and its shareholders, pursuant to which the aggregate consideration for the acquisition is RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity. The acquisition was closed on April 20, 2022.

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

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2023, we facilitated approximately 4.4 million housing transactions on our platform, and we recorded an aggregate GTV of RMB3,142.9 billion (US$442.7 billion).

We own and operate Lianjia, China’s leading real estate brokerage brand in respect of service quality and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have over 22 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

Our Platform

We launched our Beike platform in 2018. Today, Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services in China. We believe the success of Lianjia, China’s leading real estate brokerage brand in respect of service quality which we own and operate on our platform, paves the way for us to build the infrastructure and standards, and support the rapid growth of Beike. We implemented through Lianjia’s large network of stores a series of industry “firsts” over the years, including fostering agent collaborations for shared success through our ACN, building a “Housing Dictionary,” promoting authentic property listings, and leveraging technology to digitalize and standardize processes. These efforts have ultimately resulted in Lianjia’s industry-leading service quality and efficiency, making it a trusted household name. More importantly, Lianjia has laid the foundation for our infrastructure with ACN, operational know-how, and technology systems that seamlessly integrate our online and offline network that has proven to work at a large scale. We horizontally extended the core competencies of Lianjia to the Beike platform in 2018 so that we can help hundreds of real estate brokerage brands, including Lianjia, and their affiliated stores and agents to succeed. Meanwhile, we created an even more scalable infrastructure by a series of efforts, including digitalizing and standardizing three key components, namely, technology, transaction process and service quality to specifically address the challenges facing our industry.

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

Our service offerings to ecosystem participants mainly include:

●	To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of customers. These services primarily belong to four categories: (1) brokerage services relating to existing home sales and home rentals, and marketing services relating to new home sales; (2) signing-to-closing support that include contract service, secure payment, escrow, among other things; (3) home renovation and furnishing services; and (4) home rental services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle and other residential services professionally and efficiently.
●	To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

●	To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include channel marketing, sales planning, reception services, online marketing as well as innovative tools.
●	To home renovation and other service providers: Leveraging our digital transformation capability, we constantly digitalize the workflow of home renovation and furnishing and other services, and restructure the process to improve operational efficiency. With all these efforts, we aim to standardize the process and integrate the refined industry practices and solutions into SaaS in order to better empower home renovation and other service providers.

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

As we become a more trusted platform and the relationship between our agents and housing customers deepens, we are able to extend to other service verticals that are incidental to home ownership and other ecosystem participants. We endeavor to provide one-stop solutions that address customers’ demands along the residential lifecycle, and we plan to further expand our service offerings and amplify the network effect of our ecosystem.

Agent Cooperation Network (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on Beike platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents’ rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote efficient cooperation and orderly competition among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China’s housing related industry and goodwill accumulated throughout our over 22-year operation of Lianjia, ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles. In 2023, approximately 74% of the existing home sales completed on the Beike platform involve cross-store collaborations following our ACN.

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

To protect property information and promote healthy competition among sell-side agents, we encourage the agents to focus on the properties and foster their insights in the nearby community based on geographic areas and their own strengths so that agents can become experts of the properties in their vicinity. A brokerage store has the right to manage existing home listings in vicinity of the store and act as sell-side agents for those listings. For buy-side agents, if their customers have intentions to buy homes in other regions, they can obtain a portion of the commission on completed transactions by recommending their housing customers to agents in the desired regions.

Platform Governance Mechanisms

We implement detailed rules to incentivize agents to follow our ACN protocols and stick to the high standards of professionalism in service delivery, and offer them privileged access if they perform well. We have implemented platform governance mechanisms to encourage compliance with our ACN protocols such as Beike score which indicates the agent’s performance and service quality to encourage more proactive cooperation and behaviors on our platform.

We constantly make efforts to improve business conducts governance. For existing home transaction services, we create an integrated online and offline governance mechanism that involves inspection by store owners and platform supervision. The mechanism empowers us to effectively identify violations, such as off-platform transactions and customer poaching, and rectify problems in time, creating a more secure environment for real estate agents. For new home transaction services, we promote joint promises with new home developers to avoid customer information leakage, customer poaching and other violations. With all of these together, we aim to enhance the sense of security during agents’ operations.

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents’ operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI. As of December 31, 2023, we had approximately 5.69 million authentic property listings for existing home sales.

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

For existing home listings, customers can view visual presentations including virtual reality or pictures, floor plans, certificate of the brokerage store, comments from agents on the listing and past transaction history in the same neighborhood. For new home projects, we provide an introduction to floor plans offered by the projects, updates relating to the sales, comments from agents and discussion among other housing customers. For rental listings, we also provide visual presentations including virtual reality or pictures and specify facilities and furniture provided by the landlord and details of rent, commission and deposit. Particularly, customers can view introduction to rental services, service fees, available move-in dates and other information for our Carefree Rent business. We include neighborhood information extracted from our Housing Dictionary, such as transportation, education, healthcare and entertainment resources and other services, so that housing customers can take these into consideration. We also provide consumers with short videos introducing existing home listings, neighborhoods and new home projects and offer live streaming for users to elaborate on those topics, aligning with their consumption preferences for such content. In addition, we provide services such as property valuation, market information, online listings, and asset management for homeowners, strengthening the connection and interactions between the platform and homeowners.

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

For home renovation and furnishing services, we provide a variety of tools and services on our customer front end to help customers quickly calculate renovation quotations, find design examples, designers, and renovation packages that they desire, assisting customers in making decisions. Our home design product Sheniu also supports one-click generation of various style renderings, helping customers realize their home ideas and improve communication efficiency between customers and service providers.

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

Our community - centric stores are also becoming an important foundation as we develop our one - stop residential services, including home renovation and furnishing and rental property management services. We empower real estate brokerage agents to become "residential" consultants, transforming them from agents only facilitating housing transactions to experts with consumer insights to facilitate a wide range of residential services.

In recent years, an increasing number of stores on our platform start to offer complimentary convenience services, such as printing, charging, and internet browsing, to community residents. Through these high-frequency interactions, our agents are able to build connections with housing customers, which not only generates effective housing transaction leads, but also positions us well for other housing related services.

Professional Development and Support

As we believe the success of our platform substantially hinges on the efficiency and service quality of the agents on our platform, we are fully committed to sharing our accumulated industry know-hows with the agents and home renovation and other service providers on our platform through offline trainings and online courses.

We attach great importance to agent training and adopt a comprehensive learning approach that combines online courses, offline training, hands-on tasks, and passing assessments. This multifaceted approach enhances the competency of agents and motivates them to continue to improve and deliver professional services to the customers.

Store owners and managers are essential to the success of brokerage stores. By establishing Huaqiao Academy and providing various digitalized tools, we assist them through enhancing their business operations, and continually improving the system for their professional career development.

See also “—Home Renovation and Furnishing Services—AI Showrooms and Smart Construction Sites—Home Renovation and Furnishing Service Provider Empowerment.”

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

We also integrated our home renovation and furnishing services into our offline transaction service centers. At selected centers, we have dedicated sales representatives and designers available, allowing customers with needs for home renovation after a property transaction to engage directly with them for prompt assistance. Customers can also easily schedule home measurement appointments, ensuring a convenient and efficient experience with our one-stop residential services.

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

Real Estate Brokerage Brands on Our Platform

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2023, there were over 397,000 active agents and approximately 42,000 community-centric active brokerage stores on our platform, representing 256 real estate brokerage brands. As of December 31, 2023, there were approximately 427,000 agents and approximately 43,800 brokerage stores on our platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

Lianjia Brand

We started to operate real estate brokerage business under “Lianjia” brand in housing transactions and services industry in 2001 and Lianjia has been recognized as “China’s Famous Brand.” Through Lianjia, we provide brokerage services to housing customers, offer marketing services to real estate developers for new home sales and extend brokerage business to home rentals. Leveraging our strong online and offline operational capabilities, we implemented through Lianjia a series of industry “firsts” and successfully developed rules, operational know-hows, AI and technology systems that resulted in superior service quality and efficiency. For example, Lianjia was among the first to propose tripartite agreements in housing transactions, including brokerage service providers as a party to provide full transparency and elevated trust. Housing Dictionary was launched on Lianjia in 2008. Lianjia pioneered the migration from offline to online through launching Lianjia.com in 2010 and building its own Link SaaS system ahead of our peers. Lianjia also established the prototype of ACN in 2011, which we tested and refined before rolling out on Beike.

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, Lianjia has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 22 years. Many ACN rules developed during Lianjia business operations, including authentic property listings, were compiled to guide Lianjia agents. Lianjia also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire Beike platform.

We screen and recruit high-quality agents on Lianjia and train them to provide efficient and professional services to housing customers. Lianjia has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses.

As of December 31, 2023, Lianjia had approximately 97,500 active agents and approximately 100,600 agents, and approximately 5,320 active offline brokerage stores and approximately 5,350 brokerage stores across 25 cities in China. As of December 31, 2023, Lianjia had over 25,100 and 26,100 active agents, as well as approximately 1,290 and 1,120 active brokerage stores, in Beijing and Shanghai, respectively.

Relationship between Lianjia and Beike

Capitalizing on our unparalleled industry know-hows and scalable infrastructure that we have established during our operation of Lianjia, we established Beike platform in 2018 to open our solutions to other qualified brokerage brands, stores and agents. Today, Lianjia is the most recognized and influential brand on Beike platform.

In cities other than Beijing and Shanghai, many other real estate brokerage brands have joined our platform because of Lianjia’s proven track record and industry-leading service quality. Today, Lianjia serves as the beacon for other brokerage brands on our platform thanks to its high operational efficiency, top-notch customer services and well-trained agents. Lianjia complies with qualifications and rules that we consistently implement on Beike platform just like other brokerage brands and is subject to a higher standard in many cases, such as the education level of its agents.

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

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2023, our platform connected 255 real estate brokerage brands other than Lianjia, which operated approximately 36,000 active brokerage stores with approximately 299,500 active agents. As of December 31, 2023, approximately 86% of the existing home listings on our platform were posted by agents affiliated with connected stores, including stores operated by our franchise brand Deyou. In 2023, approximately 66% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

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

Cooperation with Real Estate Developers

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. New home sales through our platform generated an aggregate GTV of RMB1,003.0 billion in 2023. While we continue to gain trust and mind share in the new home sales market, our receivable turnover remained healthy at 55 days in 2023, as a result of our robust and comprehensive risk assessment measures. Our accounts receivable turnover days for new home transaction services improved to 43 days in the fourth quarter of 2023, compared to 64 days in the same period of 2022.

We have various cooperation methods with real estate developers. For example, we enter into strategic cooperation with big real estate developers to facilitate the sales of their new home projects. In particular, we vigorously reach corporate-to-corporate collaborations with selected developers, including state-owned developers, to improve the quality of our sales projects and certainty of commission collection. Leveraging our accumulated knowledge and customer insights, we refine the strategies to market and sell new home projects, accelerating sell-through and enhancing our services for developers. We also have local business development teams that directly cooperate with individual new home projects under various cooperation modes.

We focus on risk control and business conduct governance, as well as efficiency and profitability improvement for our new home transaction services. For new home sales facilitated by us, the real estate developers that meet our certain requirements pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. We also speed up commission collection and promote the “Commission in Advance” model. By encouraging developers to pay us in advance so as agents to get their commission earlier, it brings more sense of security to agents and resulted in faster sell-through for real estate developers, achieving an all-win situation. The “Commission in Advance” model accounted for around 53% of net revenues from new home transaction services in the fourth quarter of 2023, up from around 44% in the same period in 2022.

Home Renovation and Furnishing Services

Our home renovation and furnishing services aim to provide a one-stop solution. According to customer needs and preferences, we provide professional services including home design, construction, customized furniture and soft furnishings delivery, as well as post-sales support, to create an ideal and comfortable living space for our customers. The process for our home renovation and furnishing services mainly includes customer acquisition, lead conversion, construction delivery and after-sales maintenance.

We acquire customers through various channels, including offline referrals, online advertising, marketing campaign, and word-of-mouth recommendation from existing clients. The lead conversion process mainly consists of initial communications to understand customer needs, arranging on-site measurements, creating flat design proposals, conducting showroom visits, and finalizing quotations and contract signing. Throughout this process, our designers maintain close communication with customers and conduct multiple showroom visits to ensure the proposed designs and renovation outcomes meet customer expectations.

The construction delivery process comprises basic construction work and main material installation. Basic construction work includes demolition, plumbing and electrical work, masonry and woodworking, and painting. Main material installation mainly includes the fixtures of wooden doors, kitchen cabinets, flooring, switches, sockets, lighting, and bathroom sanitary ware. During this process, project managers, butlers, workers, and inspectors collaborate closely to guarantee high-quality delivery. The after-sales maintenance includes on-site repair services provided by our maintenance personnel following any post-construction issues reported by clients for their homes, as well as the proactive free maintenance service offered by after-sales personnel even in the absence of client reports.

Throughout our entire home renovation and furnishing services, we provide assurance to consumers in terms of quality, construction period, and safety. Simultaneously, our strict customer complaint management ensures high-quality resolution.

Infrastructure Development

Home renovation and furnishing services entail a long business process chain, involving diverse materials, products, and the coordination of personnel in multiple roles. Infrastructure development plays a crucial role in this process, encompassing digital system construction, supply chain development, and service provider empowerment.

Digital system construction

We establish and continuously iterate a set of online digital systems that features product data on a unified standard, covers the entire business process, and incorporates a personnel management and evaluation system. The online digital systems include core digital platform Home SaaS, as well as auxiliary systems such as AI showrooms and smart construction sites.

Home SaaS

Home SaaS serves as the core digital platform for our home renovation and furnishing services,  comprising several subsystems including the customer sales system, Building Information Modeling, or BIM, system, central control system, construction delivery system, supply chain system, and system for sales of furniture and home furnishings. It also includes a Weixin mini-program that provides customers with full-process digitalized services.

Since 2019, the Home SaaS system has undergone continuous iterations and is currently operational in multiple cities, providing online capabilities for more service providers. In the second half of 2023, we comprehensively upgraded the system to Home SaaS 2.5 and implemented it in Beijing. Home SaaS 2.5 is specifically focused on enhancing the quality and efficiency of our home renovation and furnishing services. By integrating BIM with designer Share Service Center, or SSC, it promotes standardized operational management in design planning, client quotations, and the drafting of construction drawings. Additionally, by unifying scheduling for main materials, providing visibility of material scheduling, and coordinating multi-role process collaboration, it promotes the integration of material delivery.

AI Showrooms and Smart Construction Sites

AI Showrooms aggregate rich marketing content and services into a mobile app. Using AI Showrooms, agents provide home buyers with renovation case galleries, AI designs, and community design libraries, thereby boosting customers’ interest and renovation conversion. We also introduced Smart Construction Sites, employing cameras and other hardware for online monitoring, AI checks, and project timeline management during construction.

Supply chain development

The construction delivery and customized furniture delivery processes in home renovation and furnishing services involve a variety of materials and products, thereby establishing a robust supply chain system that is essential to ensure transportation timeliness. For customized furniture, we have established and continuously iterated a comprehensive self-operated transport and logistics system and set up self-operated warehouses nationwide to boost storage and delivery efficiency. We also participate in the quality inspection of some customized furniture to ensure the high quality of the products.

Home renovation and furnishing service provider empowerment

We continuously empower the home renovation and furnishing service providers by helping them enhance their skills and establish professional respect. We constantly refine our training system for various types of home renovation and furnishing service providers, including onboarding integration training and on-the-job training. The onboarding integration training covers cultural indoctrination, craftsmanship standards, system operations, and safety insurance. We also implement a post-training certification mechanism, requiring new service providers to be certified before commencing work. In terms of incentives, we follow a merit-based system, rewarding service providers who have achieved high customer satisfaction and performance rankings with more assignments, thereby increasing their opportunities and income. Additionally, we award honorary titles to service providers who receive customer commendations or make notable contributions to cultivate their awareness of providing excellent service. We place great importance on the safety and welfare of our service providers. We purchase insurance for workers involved in the construction and delivery process, offering them extra peace of mind while they work.

Home Rental Services

Our home rental services involve leasing solutions, rental property management and operation services and rental-related services, with respect to dispersed and centralized properties.

Our dispersed rental property management service Carefree Rent aims to provide one-stop property management service to homeowners and comfortable living experience to tenants. We facilitate efficient property leasing for homeowners, which generates stable returns. Throughout the leasing period, we handle a variety of tasks such as maintenance, appliance repair and rent collection, allowing homeowners to enjoy a hassle-free landlord experience. In the meantime, we prioritize the key aspects critical to the well-being and comfort of tenants and continuously enhance our standardized service capabilities. We provide tenants with full life cycle rental services, including pre-move-in home inspections, installation of smart door locks, as well as home cleaning and maintenance. In addition, our dedicated service personnel promptly address tenants’ requests, bringing them a worry-free stay.

We establish a professional team for property management and rental services, while continuously upgrading standards for rental home sign-up, maintenance and operational mechanisms, as well as quality services. We aim to transform the scattered rental supply in the market into quality, trustworthy and professionally-managed long-term rental properties.

The home units managed under our Carefree Rent grew from 70,000 units at the end of 2022 to over 200,000 at the end of 2023. Our asset operational efficiency is also maintained at a relatively high level. By the end of 2023, the occupancy rate of Carefree Rent increased by 6.0 percentage points compared to the end of 2022, reaching 95.1%.

Our centralized apartment management services aim to offer safe and comfortable living space to solve the housing problems of city newcomers and young people, with a total number of home units of more than 10,000 managed at the end of 2023.

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

Our Housing Dictionary

We launched Housing Dictionary in 2008 and have been building it for over a decade. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2023, our Housing Dictionary covered approximately 277 million properties. Agents on our platform can browse information relating to their own cities in Housing Dictionary through our SaaS systems. Agents can supply new property information or raise amendment through mobile app, Weixin Mini Programs and other entrances. Through Housing Dictionary, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

Artificial Intelligence (AI) Applications

We have provided some of our AI applications to other ecosystem participants. Examples of the AI applications on our platform include:

●	Intelligent search and prediction. We use advanced machine learning algorithms such as relevance ranking and click-through-rate prediction to produce high-quality search results. We use deep learning algorithms to intelligently predict the transaction probability of a property listing based on static features and time series features. We also provide valuation services using our proprietary algorithm based on Housing Dictionary and extensive transaction history.
●	Smart lead allocation. When online consultation occurs, we utilize the characteristics of the houses, the historical characteristics of the service provider and the customer preferences to predict the settlement rate for different service providers serving the same customer, and assign the best service provider to the customer to provide consultation, so as to better complete subsequent offline services.
●	Property Promotion System. We use an intelligent matching system, which is based on deep learning algorithms and utilizes behavioral data characteristics of agent, home listings and home buyers on our platform, to find the more suitable buyers’ agents for the listed properties. This helps our sellers’ agents to find potential customers and achieve accurately matched housing transactions.
●	Beike’s Pick. We have deployed Beike’s Pick that recommends high-quality property listings to housing customers based on a rating system that considers factors such as property features, property viewing history, and property showing records. Based on housing customers’ profiles, we are able to predict their interests on Beike’s Pick properties with high accuracy and push the listings to their agents before pushing the listings to corresponding agents, resulting in higher conversion rate. In general, property listings on Beike’s Pick enjoy more exposure on our platform, resulting in faster transaction decision, shorter transaction period and higher conversion rate.
●	Textual and speech assistant. We have developed and continue to upgrade our AI Assistant (Xiaobei) to provide agents with real-time interactive feedback and training, and offers smart management functions to store owners, thereby increasing transaction efficiency and service quality. We also replicated the technological capabilities into our new initiatives. Service providers for our home renovation and furnishing services can receive online trainings through Xiaobei to familiarize themselves with knowledge such as service commitments, standardized processes, and operating procedures.
●	Homeowner maintenance assistant. We developed a smart assistant tailored for homeowners. It automatically sends service requests, market dynamics, home price reports, service feedback, and other content to homeowners in Weixin groups. The assistant will iterate based on the interaction between the agent and the homeowner in the Weixin group, intelligently feeding back content to the group. The intelligent assistant is an effective path to improve service quality and efficiency. Through pilot testing, we have observed it has a positive impact on enhancing transaction conversions.
•

Sheniu. We have developed AI generated home design product Sheniu which utilizes AI technology to provide customers with a better renovation experience. Designers can quickly generate and switch between various styles of renovation renderings through Sheniu, visualizing users’ ideas for living environments to enhance communication efficiency between designers and customers. Additionally, customers can also self-service with Sheniu generating renovation renderings with just one click based on room pictures or floor plans, efficiently selecting desired renovation styles, and reducing the actual cost of trial and error in renovation.

●	Futurehome renovation system. We have also developed Futurehome, which can generate interactive floor plans with respective home renovation and furnishing design in 3-dimension within minutes. Once the floor plan has been created, our housing customers may walk through and experience the renovation design through rendered high-definition visual presentations, helping them make better decisions.

Our Technology and Research and Development

We aspire to lead the innovations in the new era of China’s housing related industry by leveraging our technologies. Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions and services from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, closing management, and other residential services. We have developed our AI technologies specifically to increase business operational efficiency on our platform and of our agents. See “—Insights and AI Applications.” Our platform also provides agents, real estate developers, and housing customers with access to advanced virtual reality options to enrich customer experience.

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB3,194 million, RMB2,546 million and RMB1,937 million (US$273 million) in research and development in the years ended December 31, 2021, 2022 and 2023, respectively.

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

Technological Infrastructure

We have developed a secure, efficient and cost-effective cloud-based core system to operate our business. Cloud-based technology allows us to process large amount of complex data in-house, which significantly reduces cost and improves operational efficiency. We currently rely on our six data center rooms, as well as third-party cloud services such as Tencent Cloud, for our computing, storage, bandwidth, content delivery network, backup and other services. The robust technology infrastructure supports instant scaling with great flexibility to support traffic spikes. We have the capability to operate and serve during outbreaks related to servers, cables and power in data center scale or city scale. Even in the extreme hypothetical situation where all core data are deleted, we are able to restore to full service with our multi-layer backup system. As of the date of this annual report, we have not experienced any service outbreak that materially affected our business operation. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—The proper functioning of technologies deployed by our platform is essential to our business. Any failure to maintain the satisfactory performance of our websites, mobile apps and systems could materially and adversely affect our business and reputation.”

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

Our Environmental, Social and Governance (ESG) Initiatives

We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations. With the unprecedented challenges regarding climate change, we have become more active to take on social responsibilities and we will continue to bring innovations to better serve everyone in our society. We are committed to operating on an ethical and compliant basis and elevating service experience through technological innovation. We will continue to promote a diverse and inclusive environment for talents, and pursue environmentally friendly operations following the principles of low carbon economy, thereby contributing to public welfare and helping build a wonderful community.

In April 2024, we released our 2023 ESG report, providing updates on our efforts to facilitate the transformation of China’s housing related industry and help its service providers gain dignity and bring customers joyful living experiences, through sound governance and technology innovation. The report details our ESG performance in 2023 in key areas including corporate governance, business ethics, talent development, low-carbon operations and community caring. We acknowledge ourselves as a contributor to the society instead of solely an enterprise. While capturing commercial value, we are committed to long-term benefits and do the right thing even if it’s difficult. At the end of 2021, we announced the “One Body, Two Wings” strategic upgrade, which was further upgraded to “One Body, Three Wings” strategy in 2023 to add Beihaojia business as a third wing to facilitate supply-side upgrades for new homes. While providing customers with high-quality services ranging from existing and new home sales, home rentals, to home renovation and furnishing to satisfy customers’ increasing demand for a better living, we hope to solidify its underlying capabilities and work together with all parties to promote the sustainable development of the industry.

Environmental Sustainability Initiatives

With an understanding of the impact of climate change to our long-term development, we actively promote environmental sustainability and have put forward a “Green, Intelligent, Community+” development strategy. Through technological innovations, we aspire to promote the digitalized economic development following the principles of low carbon economy, tackle the challenges of climate change, and make contributions to global carbon neutrality. Our innovative technologies, such as VR initiatives, help reduce the hassle for offline commutes, and contribute to reduction of greenhouse gas emission associated with transportation. We advocate for green office practices to reduce our carbon footprint and constantly raise the awareness of environmental protection among our employees. For example, we actively promote paperless online contract signing in existing home sales and home rentals, and we broaden the scope to cover home transaction scenarios including online property assessment, online loan issuance and online notarization, and achieved partial paperless in contract signing process of home rental and home renovation and furnishing businesses and store owner agreement signing. In 2023 we have saved around 200 million sheets of paper in 2023 through online contract signing. We also take a series of energy-saving measures to improve energy efficiency for daily operations in our stores, such as promoting energy-efficient appliances and refined management of energy consumption to realize intelligent use of electricity. Our Huaqiao Academy was designed, constructed and operated following the green building standards and has received the certificate of Green Building Design Label. The building was designed with an energy-saving rate of 50%, a green space ratio of 30%, and a reusable and recyclable material utilization rate of 6%.

Combined with our “One Body, Three Wings” strategy, in order to shape a good industry ecology and improve our service quality and consumer confidence, we advocate the unified procurement of high-quality decorative materials and construction tools with environmental attributes by us in the building materials selection process to avoid the negative health impacts and environmental impacts that may be caused by harmful home decorative materials and auxiliary materials or high energy-consuming equipment. Meanwhile, the splicing wall panels, assembly decorative panels and assembly wall panels used in the decoration process have respectively obtained the utility model patent certificate and appearance design patent certificate issued by the State Intellectual Property Office, and the formaldehyde content of the products is much lower than the formaldehyde content requirement of the European Union E0 level environmental protection standard for furniture, decoration and other products.

In terms of warehousing and logistics, we continually evaluate the energy consumption efficiency of material inventory and logistics distribution processes, set up designated personnel to monitor warehouse capacity and distribution routes, and calculate the distance between users and warehouses through the material distribution system to evaluate the shortest and most efficient distribution routes, so as to avoid the waste of logistics vehicle capacity and resource use caused by high-frequency long-distance transportation. We also have installed photovoltaic power supply systems on the roofs of warehouses in some cities, and actively evaluated the application of new energy logistics vehicles. We are committed to achieving packaging sustainability. Through technological research and policy formulation, we design proper packaging methods to promote packaging reduction and avoid resource waste caused by secondary packaging. In 2023, through innovative improvements in packaging technology and collaborative efforts with home furnishing factories, we adopted a “direct from manufacturer” model, integrating furniture materials with logistics packaging, thereby reducing secondary packaging in the product packaging process, packaging usage from the source, and resource waste from redundant packaging. Additionally, we have established packaging recycling zones in warehouses to classify and process recycled packaging from stages such as product storage and logistics distribution, reusing packaging that meets recycling standards.

We place great emphasis on addressing climate change, proactively identifying and assessing the potential impact of climate change risks and opportunities on our business. We fully understand that our business operations may have potential impacts on society and the environment. Therefore, we are committed to collaborating with all stakeholders to promote sustainable development and effectively address and mitigate climate change issues. In 2023, we conducted climate change risk identification and analysis work based on the recommendations of the framework by Task Force on Climate-related Financial Disclosures, prioritizing the identification of climate change opportunities related to our business operations. Additionally, we have preliminarily selected climate scenario analysis models covering our main business operations and will further specify and quantify the specific impacts of significant climate-related risks and opportunities for us in applicable climate scenarios. For more details, please refer to the 2023 Beike ESG report. In December 2023, we released our 2023 Beike Carbon Neutrality Target and Action Roadmap Report, outlining our commitments and initiatives towards achieving carbon neutrality in our own operations by 2030. Alongside our commitments in the report to achieving carbon neutrality in our own operations (Scope 1 and 2) by 2030, we also target a 60% reduction in value chain carbon emissions (Scope 3) intensity at our headquarters and our real estate brokerage business and a 30% reduction in our home renovation and furnishing and home rental businesses, using 2022 as the base year.

Social Responsibility Initiatives

We believe by integrating industrial advantages with community welfare, we are on the right path to promote efficient and sustainable community development. As the leading platform for housing transaction and services, we are able to support our communities through diversified interaction mechanisms and charity activities to meet community needs.

Elder Care Service. We initiated an ongoing elder care program where our agents teach seniors in the community to use smart phones through regular workshops and free Q&A sessions. As of December 31, 2023, the program has been established in 60 cities nationwide, providing around 760,000 times of services to the seniors.

Rural Development. We are committed to providing charitable contributions to the underserved communities in China, many of which are in rural areas. We hope to leverage the power of our platform to address the living needs of these communities and offer localized and effective solutions. As of December 31, 2023, we have provided more than RMB10 million to support the education of students in rural areas in China. Addionally, we have donated 225 charity libraries with over 630,000 books and contributed to funds that built 14 primary schools in less developed areas in China. Since 2021, we have carried out a series of Beike Station projects, investing funds in eligible villages to support rural revitalization. The investment are used for renovation, construction, and hardcover of Beike Station, to improve the appearance of villages, promote the development of rural tourism industry, and drive local employment and income. By taking the development strategy and distinctive culture of the recipient area into account, the project actively utilizes our advantages in the residential housing sector, to develop unique accommodation. In 2023, we donated more than RMB 6 million to the Beike Station project, vigorously boosted the rural revitalization and created job opportunities in villages. Through the project, we aim to directly drive the increase of employment and income for local residents, and further strengthen the village economy and help consolidate the achievements of poverty alleviation.

In addition to paying attention to the revitalization of rural children’s education, Beike actively participates in the revitalization of rural industries, launched the “Agent Agricultural Support Program,” and sells agricultural products produced by Beike agents and their immediate relatives through the internal product sales platform of the Beike Service Station. We sort out the types of agricultural products in the agent’s home, focus on fruit produce with large backlogs and prioritize specific guidance to the agents and their families by offering advice in the entire process, from product packaging to image display and sales services. We have already launched a number of fruit products through the Agent Agricultural Support Program, and we plan to continually launch more agricultural products produced by Beike agents and their families as the fruits and crops ripen, so that Beike agents’ own agricultural products can be distributed nationwide through our business. By the end of 2023, the Agent Agricultural Support Program had helped the sales of a total of 67,500 kilograms of various agricultural products.

Disaster Relief. In response to natural disasters, we actively engage in disaster relief efforts to help safeguard people’s livelihoods, contributing to post-disaster reconstruction and fulfilling our corporate social responsibility. In July 2023, several areas including Zhuozhou in Hebei Province experienced flooding, with some residents unable to return home. This led to a rapid increase in the demand for short-term rentals in the affected areas. To facilitate the post-disaster reconstruction in Zhuozhou, and address the housing difficulties for affected residents, we called on our real estate agents to initiate a rental commission-free program. A total of 268 agents in Zhuozhou participated in the activity, benefiting over 500 customers. Within three days, we assisted 100 families affected by the disaster in finding short-term housing, fulfilling our commitment to taking care of the customers.

Corporate Governance

We have built a sound corporate governance structure to ensure the effectiveness of our management. The board of directors authorized the corporate governance committee to oversee ESG-related issues and perform ESG governance responsibilities on behalf of the board. Following the framework of COSO (The Committee of Sponsoring Organizations of the Treadway Commission) framework, we have built a risk management structure consisting of three lines of defense to identify and analyze financial and non-financial risks during operations and established effective risk prevention and control mechanisms to achieve long-term operational stability.

Marketing and Branding

We promote our platform and enhance brand awareness through a variety of online and offline branding and business development activities. We have upgraded the Beike brand, extending our emphasis from housing transaction services to providing customers with one-stop, high-quality residential services including home renovation and furnishing. Lianjia has also refreshed its brand image, advocating for peace-of-mind services and transaction guarantees. We have also upgraded the home renovation and furnishing brands Shengdu and Beiwoo, highlighting the concept of transparent renovation. We conduct online marketing through promotions on social platforms and activities on our own platform. We also engage in offline marketing through title sponsorships, posters, outdoor media, and other forms. We have been the title sponsor of Beijing Marathon for three consecutive years from 2022 to 2024, and has organized community running events in various cities throughout 2023, allowing runners to experience the charm of sports and spreading the spirit of marathon.

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

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2023, we had 1,612 issued patents and 1,114 pending patent applications. We also owned 7,831 registered trademarks, 651 pending trademark applications, copyrights to 737 software programs developed by us relating to various aspects of our operations, and 170 registered domain names, including ke.com and lianjia.com, as of December 31, 2023.

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

Competition

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with numerous new home marketing services providers. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for housing related services, such as home renovation and furnishing services and rental property management services.

We believe that we are strategically positioned in China’s housing transactions and services industry and we compete with others primarily on the following factors: (i) the ability to build and expand our integrated online and offline platform for housing transactions and services; (ii) the amount and authenticity of property listings on our platform; (iii) the ability to further develop the platform infrastructure to enhance efficiency and customer experience; (iv) the superior service quality of our platform as well as the agents on our platform; (v) our brand recognition and reputation; and (vi) our ability to develop advanced technologies and utilize such technologies in housing transactions and services.

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

Regulation

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are governed by the PRC Company Law, the latest amendment of which will take effect on July 1, 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress of the PRC on March 15, 2019 and took effect on January 1, 2020. This law implements the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

Pursuant to this law, “foreign investments” refer to any direct or indirect investment activities conducted by any foreign individual, enterprise, or organization, or collectively referred to as “foreign investors” in the PRC, which includes any of the following circumstances: (i) foreign investors establishing foreign-invested enterprises in the PRC solely or jointly with other investors, (ii) foreign investors acquiring shares, equity interests, property portions or other similar rights and interests thereof within the PRC, (iii) foreign investors investing in new projects in the PRC solely or jointly with other investors, and (iv) other forms of investments as defined by laws, regulations, or as otherwise stipulated by the State Council of the PRC. According to this law, the State Council of the PRC shall promulgate or approve a list of special administrative measures for access of foreign investments. This law grants national treatment to foreign-invested entities, except for those foreign-invested entities that operate in industries deemed to be either “restricted” or “prohibited” in the negative list promulgated and amended by the NDRC and the Ministry of Commerce from time to time. This law provides that foreign investors shall not invest in the “prohibited” industries, and shall meet certain requirements as stipulated under the negative list for making investment in “restricted” industries.

In addition, this law also provides several protective rules and principles for foreign investors and their investments in the PRC, including, among others, that local governments shall abide by their commitments to the foreign investors; foreign-invested enterprises are allowed to issue stocks and corporate bonds; except for special circumstances, in which case statutory procedures shall be followed and fair and reasonable compensation shall be made in a timely manner, expropriation or requisition of the investment of foreign investors is prohibited; mandatory technology transfer is prohibited; and the capital contributions, profits, capital gains, proceeds out of asset disposal, licensing fees of intellectual property rights, indemnity or compensation legally obtained, or proceeds received upon settlement by foreign investors within China, may be freely remitted inward and outward in RMB or a foreign currency. Also, foreign investors or the foreign investment enterprise should be imposed legal liabilities for failing to report investment information in accordance with the requirements. Furthermore, this law provides that foreign-invested enterprises established prior to the effectiveness of this law may maintain their legal form and structure of corporate governance within five years after January 1, 2020.

On December 26, 2019, the State Council of the PRC issued the Regulations on Implementing the PRC Foreign Investment Law, which came into effect on January 1, 2020. The regulations restate certain principles of the PRC Foreign Investment Law and further provides that, among others, (i) if a foreign-invested enterprise established prior to the effective date of the PRC Foreign Investment Law fails to adjust its legal form or governance structure to comply with the provisions of the Companies Act of the PRC or the Partnership Enterprises Law of the PRC, as applicable, and complete amendment registration before January 1, 2025, the enterprise registration authority will not process other registration matters of the foreign-invested enterprise and may publicize such non-compliance thereafter; and (ii) the provisions regarding equity interest transfer and distribution of profits and remaining assets as stipulated in the contracts among the joint venture parties of a foreign-invested enterprise established before the effective date of the PRC Foreign Investment Law may, after adjustment of the legal form and governing structure of such foreign-invested enterprise, remain binding upon the parties during the joint venture term of the enterprise.

On December 27, 2021, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2021 version), or the 2021 Negative List, which took into effect on January 1, 2022. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), which was promulgated on October 26, 2022 and took into effect on January 1, 2023. Industries not listed in the 2021 Negative List or this catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

The Ministry of Commerce and the State Administration for Market Regulation jointly approved the Foreign Investment Information Report Measures on December 19, 2019, which took effect on January 1, 2020. According to these measures, foreign investors or foreign invested enterprises shall report their investment related information to the competent local counterpart of the Ministry of Commerce through Enterprise Registration System and National Enterprise Credit Information Notification System.

The NDRC and the Ministry of Commerce jointly promulgated the Measures for the Security Review of Foreign Investment on December 19, 2020, which came into effect on January 18, 2021. Pursuant to these measures, the NDRC and the Ministry of Commerce will establish a working mechanism office in charge of the security review of foreign investment, and any foreign investment which has or would possibly have an impact on the national security shall be subject to security review by such working mechanism office. These measures define foreign investment as direct or indirect investment by foreign investors in the PRC, which includes (i) investment in new onshore projects or establishment of wholly foreign owned onshore companies or joint ventures with foreign investors; (ii) acquiring equity or asset of onshore companies by merger and acquisition; and (iii) onshore investment by and through any other means. The measures also require that foreign investors or their domestic affiliates to apply for clearance of national security review with the working mechanism office before they conduct any investment into any of the following fields: (i) investment in the military industry or military-related industry, and investment in areas in proximity of defense facilities or military establishment; and (ii) investment in any important agricultural product, important energy and resources, critical equipment manufacturing, important infrastructure, important transportation services, important cultural products and services, important information technologies and internet products and services, important financial services, critical technologies and other important fields which concern the national security where actual control over the invested enterprise is obtained.

Regulations Related to Real Estate Brokerage Business and Real Estate Agency Enterprises

Pursuant to the PRC Urban Real Estate Administration Law, the real-estate agencies include real-estate brokerage agencies. Real estate agencies are required to have: (a) their own names and entities; (b) fixed premises to offer services; (c) necessary property and fund for operation; (d) adequate number of professionals; and (e) other conditions stipulated by laws and administrative regulations. To establish a real estate brokerage agency, one shall apply for incorporation registration of such real estate brokerage agency with the competent local counterpart of State Administration for Market Regulation to obtain its business license before opening its business operation.

Specifically, the real estate brokerage business in China is primarily governed by the Real Estate Brokerage Administrative Measures, which were jointly promulgated by the Ministry of Housing and Urban-Rural Development, the NDRC and the Ministry of Human Resources and Social Security on January 20, 2011 and amended on April 1, 2016. Pursuant to the measures, the real estate brokerage business refers to the activities of providing intermediary and agency services to and collecting commissions from clients by real estate brokerage institutions and real estate brokers for purpose of promoting real estate transactions. To qualify as a real estate brokerage institution, an entity and its branches shall have a sufficient number of qualified real estate brokers and file with the local counterpart of the Ministry of Housing and Urban-Rural Development within 30 days after obtaining its business license. The real estate brokerage services shall be uniformly undertaken by real estate brokerage institution, with the service remunerations collected by the agencies collectively. Branches shall undertake businesses in the name of the parental real-estate agencies. Individual real estate brokers are not allowed to undertake real estate brokerage services in his/her own behalf. In addition, real estate brokerage entity which provide real estate brokerage services such as providing real estate information, on-site house viewing, and contract drafting shall enter into written real estate brokerage service agreements with their clients. Real estate brokerage agencies shall not charge any fee that is not published to the public and shall not use false or misleading price contents and other pricing technique to cheat on clients. Furthermore, real estate brokerage institutions and brokers must not: (a) counterfeit and disseminate the pricing information, or collude with real-estate developers or operators to reserve premises for higher price and manipulate the market price; (b) conceal the real housing transaction information from the interested parties, and earn price discrepancies between lower buy-in price and higher sell-out (rent) price; (c) solicit business through improper means such as concealing, fraud, coercing or bribing, or lure/force real estate buyers into transaction; (d) disclose or improperly use the personal information/business secret of real estate buyers to seek unjust profits; (e) for illegal purposes such as evasion of property transaction tax, sign contracts of different prices for the same house; (f) change the internal structure of the house and divide them for rental; (g) embezzle and misappropriate the property transaction capital; (h) buy or rent his/her own agented house; (i) offer brokerage services with respect to indemnificatory houses that are not permitted to be sold or prohibited-for-sales houses; and (j) conduct other behaviors prohibited by laws and regulations.

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry, jointly promulgated and implemented on July 29, 2016 by the Ministry of Housing and Urban-Rural Development, NDRC, Ministry of Industry and Information Technology, People’s Bank of China, State Administration of Taxation, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments undertake enhanced regulation of real estate brokerage institutions. Real estate brokerage institutions are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the competent real-estate department and prepare specification of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or other information of the transaction. The real estate agency shall not in any form force client to take service of any financial institution it appoints. Property information shall be removed within 2 working days upon its sale or rental.

According to the Circular on Preventing Operating Loans from being Illegally Flowed into Real Estate Sector as jointly issued by the Ministry of Housing and Urban-Rural Development, the People’s Bank of China and the China Banking and Insurance Regulatory Commission (which has been replaced by the National Financial Regulatory Administration) on March 26, 2021, banking financial institutions are required to formulate a “White List” of intermediary agencies and shall not cooperate with any intermediary agency which assists any borrower to illegally obtain operating loans. In addition, this circular also prohibits real estate agencies from providing any consultations or services related to financial products of operating loans which are guaranteed by the buyer’s real estate and inducing any buyer to illegally use the funds from operating loans. When providing the real estate brokerage services, real estate agencies shall request home buyers to undertake in writing that they do not misuse operating loans to fund the housing transactions. The local branches of the Ministry of Housing and Urban-Rural Development will also establish a “Black List” to record the offending real estate agencies and real estate brokers, and will regularly disclose cases of violations.

On July 13, 2021, the Ministry of Housing and Urban-Rural Development and other seven PRC regulatory agencies issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order, which aimed to strengthen the rectification of improper or illegal behaviours in real estate development, sales and leasing of properties, and property services by ways including, among others, rectifications of publishing false information of properties and illegal advertisements.

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

On April 27, 2023, the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation jointly promulgated the Opinions on Regulating Real Estate Brokerage Services, which aim to standardize real estate brokerage services and strengthen the management of the real estate brokerage industry. The opinions emphasize that entities engaging in real estate brokerage services shall file with the local housing and urban-rural development department. The opinions provide that brokerage service fees should be determined through negotiations by all parties involved in the transaction, taking into account various factors, such as scope of services, quality of service and market supply-demand dynamics. Real estate agencies should reasonably reduce the service fees of housing sales and rental brokerage and could lower such fees reasonably based on the principle of “the higher the transaction amount, the lower the commission rate.” The opinions propose to guide both sellers and buyers of transactions to share the brokerage service fees. Real estate agencies are refrained from exploiting a dominant market position to charge unfairly high services fees for brokerage services. The price for each service item should be transparent and confirmed by parties concerned. The opinions also provide specific requirements on the protection of personal information. Real estate agencies and their employees shall not illegally collect, use, process and transmit or illegally trade, provide and disclose personal information. Real estate agencies are required to establish and improve their internal management systems for protecting the personal information of their clients and take effective measures to prevent the leakage or illegal use of the personal information. Real estate agencies are not allowed to collect personal information or information about the property, nor are they allowed to send messages or make calls for advertisements.

Regulations Related to Home Rentals

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

On December 1, 2010, the Ministry of Housing and Urban-Rural Development promulgated the Administrative Measures for Leasing of Commodity Housing, which became effective on February 1, 2011. According to such measures, landlords and tenants are required to enter into lease contracts which should generally contain specified provisions, and lease contracts should be registered with the construction (real estate) authorities at municipal or county level where the leased property located within 30 days after its conclusion. If the landlords and tenants fail to go through the registration procedures, both landlords and tenants may be subject to fines. Also, according to such measures, a house shall not be leased under any of the following circumstances: (i) being an illegal construction; (ii) failing to meet the compulsory standards for engineering construction in terms of safety, disaster prevention, etc.; (iii) changing the nature of use of the house which violates provisions; or (iv) other circumstances under which the house is prohibited to be leased as prescribed by laws and regulations. Where the provisions of these measures are violated, the competent construction (real estate) departments of the people’s governments of the municipalities directly under the central government, cities and counties shall order the violators to make corrections within a specified time limit. Where there is no illegal income, a fine of not more than RMB5,000 may be imposed; where there is illegal income, a fine of not less than one time but not more than three times the illegal income, but not more than RMB30,000, may be imposed.

On January 6, 2015, the Ministry of Housing and Urban-Rural Development released the Guidelines on the Accelerating the Cultivation and Development of Residential Tenancy Market, which encourage the establishment of residential tenancy organizations. Residential tenancy organizations are encouraged to purchase or lease housing for long-term and re-decorate the housing before renting out to the public. The municipal and county level real estate departments are required to build a governmental home rental information service platform to provide efficient, accurate and convenient information services for all parties in the house leasing market.

On May 17, 2016, the State Council issued the Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of Home-Rental Market, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with certain departments, and keep credit records of relevant market participants.

On May 19, 2017, the Ministry of Housing and Urban-Rural Development published the Measures on Management of Residential Tenancy and Home Sales (Discussion Draft) for public discussion. The draft measures provide that the government encourages the development of professional enterprises that provide home rental services and support the long-term management of properties services provided by home rental enterprises. The draft measures also require the PRC authorities to enhance scrutiny on (i) the terms of duration and rent adjustments in lease agreements; (ii) the filing of lease agreements; and (iii) residential tenancy enterprises. As of the date of this annual report, the draft measures have not been promulgated.

On July 18, 2017, the Ministry of Housing and Urban-Rural Development, the NDRC, the Ministry of Public Security and other PRC regulatory agencies jointly released the Notice of Accelerating the Development of Residential Tenancy Industry in Large to Medium Sized Cities with Positive Population Influx. Pursuant to the Notice, (i) housing developers, realtors and property management enterprises are encouraged to expand its business into residential tenancy industry; and (ii) housing authorities are required to establish an online lease recordation system and regulate and supervise the rental process in the residential tenancy industry, including ensuring the truthfulness of residential tenancy advertisements and standardizing the residential tenancy process.

The Measures on Residential Tenancy (Discussion Draft) published by the Ministry of Housing and Urban-Rural Development for public discussion in September 2020 provide that (i) residential rental operators are prohibited from inducing tenants to utilize rental installment loans by providing rental discounts or by including any term of rental installment loans in the rental agreement; and (ii) commercial banks may extend a rental installment loan only if the lease agreement has been registered with local housing bureau and the term of the loan does not exceed the duration of the tenancy. As of the date of this annual report, the draft measures have not been promulgated.

The Notice on Continuous Improvement and Regulation of the Real Estate Market Order issued on July 13, 2021 by the Ministry of Housing and Urban-Rural Development and other seven PRC regulatory agencies provides for strengthening the supervision and rectification of: (i) conducting business without submitting a business commencement report; (ii) failure to submit the rental information truthfully and completely pursuant to the regulations; (iii) failure to perform the obligations to inspect the qualifications of information publishers; (iv) withholding rent deposits; (v) evicting tenants through violence, threats or other coercive measures; (vi) operating house leasing loan business which violates the regulations; (vii) high-risk business activities such as “high in and low out (paying high rents to house owners but charging low rent from tenants),” “long in and short out (collecting rents of a long period of time from tenants but paying rents of a short period of time to house owners);” and (viii) failure to have rents supervised as required.

Regulation Related to Interior Decoration and Design

Regulations on Qualifications of Construction Enterprises

The PRC government implements qualification management for construction enterprises. Pursuant to the Administrative Provisions on the Qualifications of Construction Enterprises issued by the Ministry of Housing and Urban-Rural Development in October 1995 and amended in December 2018 and the Grade Standards for Construction Enterprises Qualification issued by the Ministry of Housing and Urban-Rural Development on November 6, 2014 and amended in October 2016, the qualification of contractors engaging in interior construction is categorized into two grades, namely, Grade A and Grade B. Interior construction contractors can only undertake interior construction projects approved within the scope of its grade, in terms of its single contract value. Interior construction contractors with Grade A qualification may undertake interior construction project without project scale limitation, whereas those with Grade B qualification can only undertake interior construction project the single contract value of which is under RMB20 million.

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd., Beijing Beiwoo Decoration Co., Ltd. and Beimeizhuang (Beijing) Construction Decoration Engineering Co., Ltd. has obtained the qualification certificate of construction enterprise issued by the local branch of the Ministry of Housing and Urban-Rural Development.

Regulations on Work Safety

Pursuant to the Work Safety Law of the PRC, which was issued by the Standing Committee of the National People’s Congress on June 29, 2002 and amended on June 10, 2021, a production entity must meet the legal standard or industrial standard on work safety and provide work conditions set out in laws, administrative rules and national or industry standards. An entity that cannot meet required work conditions shall not engage in production and business operation activities.

Pursuant to the Regulations on Work Safety License issued by the State Council on January 13, 2004 and amended on July 29, 2014 and the Administrative Provisions on the Work Safety License of Construction Enterprises issued by the Ministry of Construction (the predecessor of the Ministry of Housing and Urban-Rural Development) effective on July 5, 2004 and amended on January 22, 2015, a construction entity is not allowed to engage in construction activities without a work safety license.

On June 7, 2023, the Ministry of Housing and Urban-Rural Development released the Notice on Further Strengthening the Safety Management of Urban Housing Interior Decoration and Renovation, which requires that interior construction contractors to strictly follow the mandatory construction standards and other technical standards, take necessary safety protection measures according to regulations to ensure the safety of operators and the building, and ensure the quality of decoration and renovation when undertaking the interior decoration and renovation construction business. For the construction projects with clear qualification requirements, interior construction contractors must possess corresponding qualifications and cannot undertake beyond the qualification level. If interior construction contractors exceed their qualification level to undertake business or carry out unauthorized construction changes to the building body and load-bearing structure, they may be subject to fines, suspension of their business for rectification, lowered the level of their qualifications, revocation of their qualification certificates or other administrative penalties. Such illegal acts will be recorded in the enterprise’s credit file.

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd., Beimeizhuang (Beijing) Construction Decoration Engineering Co., Ltd. and Beijing Beiwoo Decoration Co., Ltd. has obtained the safety production license (building construction) issued by the local branch of the Ministry of Housing and Urban-Rural Development.

Regulations on Qualifications of Construction Engineering Design

Pursuant to the Administrative Provisions on the Qualifications of Survey and Design of Construction Engineering issued by the Ministry of Housing and Urban-Rural Development in September 2016 and amended in December 2018, a construction engineering design entity shall obtain a qualification certificate of construction project design to conduct construction engineering design activities. According to the Grade Standards for Construction Engineering Design Qualification which was issued by the Ministry of Housing and Urban-Rural Development on March 29, 2007 and amended in March 2017, the qualification of contractors engaging in design of construction decoration projects is categorized into three grades, namely, Grade A, Grade B and Grade C. The contractors with Grade A qualification may undertake design of construction decoration project without project scale limitation, whereas those with Grade B qualification can only undertake design of construction decoration project the single contract value of which is under RMB12 million and those with Grade C qualification can only undertake design of construction decoration project the single contract value of which is under RMB3 million.

Each of Shengdu Home Renovation Co., Ltd. and Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd. has obtained the qualification certificate of construction project design issued by Zhejiang Commission of Urban-rural Development.

Regulations Related to Value-Added Telecommunications Services

Regulations on Value-Added Telecommunications Services

The PRC Telecommunications Regulations, promulgated on September 25, 2000 by the State Council of the PRC and most recently amended in February 2016, are the primary regulations governing telecommunications services. Under these regulations, a telecommunications service provider is required to procure operating licenses from the Ministry of Industry and Information Technology or its provincial counterparts, prior to the commencement of its operations, otherwise such operator might be subject to sanctions including corrective orders and warnings from the competent administration authority, fines and confiscation of illegal gains. In case of serious violations, the operator’s websites may be ordered to be closed.

The PRC Telecommunications Regulations categorize all telecommunication services in China as either basic telecommunications services or value-added telecommunications services, and value-added telecommunications services are defined as telecommunications and information services provided through public network infrastructures. The Administrative Measures for Telecommunications Business Operating License promulgated by the Ministry of Industry and Information Technology in 2009 and most recently amended in July 2017, set forth more specific provisions regarding the types of licenses required to operate value-added telecommunications services, the qualifications and procedures for obtaining the licenses and the administration and supervision of these licenses. Pursuant to these measures, a commercial operator of value-added telecommunication services must first obtain an operating license for value-added telecommunication business. These measures also provide that an operator providing value-added services in multiple provinces is required to obtain a cross-region license, whereas an operator providing value-added services in one province is required to obtain an intra-provincial license. Pursuant to these measures, any telecommunication services operator must conduct telecommunication business pursuant to the type and within the scope of business as specified in its license.

Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry of the PRC (the predecessor of the Ministry of Industry and Information Technology) on February 21, 2003 and last amended by the Ministry of Industry and Information Technology on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services. The “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a license for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which were promulgated by the State Council of the PRC on September 25, 2000 and amended on January 8, 2011, set out guidelines on the provision of internet information services. These measures classify internet information services into commercial internet information services and non-commercial internet information services. Pursuant to these measures, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. These measures require that a provider of commercial internet information services shall obtain a license for internet information services. These measures also require that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology.

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

Specifically, foreign direct investment in telecommunications companies in China is governed by the Administrative Regulations on Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council of the PRC on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require that foreign-invested value-added telecommunications enterprises must be in the form of a Sino-foreign equity joint venture, and the ultimate capital contribution percentage by foreign investor(s) in a foreign-invested value-added telecommunications enterprise must not exceed 50%, other than certain exceptions. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must satisfy a number of stringent performance and operational experience requirements, including demonstrating a good track record and experience in operating value-added telecommunication business overseas. Foreign investors that meet these requirements shall obtain approvals from the Ministry of Industry and Information Technology, which retain the discretion in granting such approval. On April 7, 2022, the State Council issued the Decision to Amend and Abolish Certain Administrative Regulations, which makes amendments to the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amendments include, among others, removing the performance and operational requirements for main foreign investors that invest in PRC companies conducting value-added telecommunication business as set out in the Administrative Regulations on Foreign-Invested Telecommunications Enterprises. The amended Administrative Regulations on Foreign-Invested Telecommunications Enterprises took effect on May 1, 2022.

On April 8, 2024, the MIIT issued the Circular on Implementing the Pilot Programs Work to Expand the Opening-up of the Value-Added Telecommunications Services. The circular states that the MIIT will launch pilot programs to expand the opening-up of value-added telecommunications services, and the pilot programs will be initially launched in several regions, including Beijing, Shanghai, Hainan and Shenzhen. In the regions approved to launch pilot programs, foreign ownership restrictions in certain value-added telecommunications business will be removed, including internet data centers services, content delivery networks services, internet access services, online data processing and transaction processing services, information publishing platforms and delivery services (excluding internet news information, online publishing, online audiovisual, and internet cultural operations) and information protection and processing services. Foreign invested enterprises conducting these services in approved pilot regions are required to obtain approval from the MIIT in accordance with applicable law and regulations. The circular also indicates that based on the implementation of the pilot programs, the scope of the pilot regions may be expanded.

In 2006, the predecessor to the Ministry of Industry and Information Technology issued the Circular of the Ministry of Information Industry on Strengthening the Administration of Foreign Investment in Value-added Telecommunications Business, according to which a foreign investor in the telecommunications service industry of China must establish a foreign invested enterprise and apply for a telecommunications businesses operation license. This circular also requires that: (i) PRC domestic telecommunications business enterprises must not lease, transfer or sell a telecommunications businesses operation license to a foreign investor through any form of transaction or provide resources, offices and working places, facilities or other assistance to support the illegal telecommunications services operations of a foreign investor; (ii) value-added telecommunications enterprises or their shareholders must directly own the domain names and trademarks used by such enterprises in their daily operations; (iii) each value-added telecommunications enterprise must have the necessary facilities for its approved business operations and maintain such facilities in the regions covered by its license; and (iv) all providers of value-added telecommunications services are required to maintain network and internet security in accordance with the standards set forth in PRC regulations. If a license holder fails to comply with the requirements in the circular and cure such non-compliance, the Ministry of Industry and Information Technology or its local counterparts have the discretion to take measures against such license holder, including revoking its license for value-added telecommunications business.

Regulations Related to Mobile Internet Applications

In June 2016, the Cyberspace Administration of China promulgated the Administrative Provisions on Mobile Internet Application Programs Information Services, which were most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to these provisions, a mobile internet application refers to an application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet application. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet.

Pursuant to these provisions, internet application providers shall comply with provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet application providers shall not provide the services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet application providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet application providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet application provider violates these regulations, internet application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the Cyberspace Administration of China and competent authorities in accordance with laws and regulations.

On February 6, 2023, the Ministry of Industry and Information Technology released the Notice on Further Raising the Service Capabilities of Mobile Internet Application Programs, which reiterates the importance of service capabilities of mobile internet application programs and service providers, and imposes a series of requirements for applications developers, application programs service providers and applications platform services providers, including but not limited to providing appropriate services related to downloading and uninstalling mobile internet application programs with users, using automatic renewal services only upon the users’ consent and offering convenient options to cancel automatic renewal services to users.

On July 21, 2023, the Ministry of Industry and Information Technology promulgated the Notice on the Record-filing of Mobile Internet Applications, which requires the filing of mobile internet applications programs with the authorities by the operators of such mobile internet applications programs in China. Operator of mobile internet applications programs shall not engage in any internet information service if it fails to complete the filing. The operator of mobile internet applications programs shall indicate the filing number in a prominent position of the mobile internet applications program and link the URL of the filing system for public inquiry and verification. Operators of existing mobile internet applications programs must complete filing procedures through an Internet service provider or an mobile internet applications program distribution platform between September 2023 and March 2024. New mobile internet applications programs cannot be put into use unless and until the filing procedures have been completed.

Regulations Related to Advertising Services

On April 24, 2015, the Standing Committee of the National People’s Congress of the PRC enacted the revised Advertising Law of the PRC effective on September 1, 2015 which was most recently amended in April, 2021. This law increases the potential legal liability of advertising services providers and strengthens regulations of false advertising. This law sets forth certain content requirements for advertisements including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest.

In March 2023, the State Administration for Market Regulation promulgated the Administrative Measures on Internet Advertising, which became effective on May 1, 2023. Pursuant to the measures, internet advertisements are defined as any commercial advertising that directly or indirectly promotes goods or services through internet media in the form of texts, images, audio, video or other forms. An adverting distributor must examine, verify and record identity information of its advertisers, such as the advertiser’s name, address and contact information, and maintain an updated verification of such information on a regular basis. Moreover, it must examine the supporting documentation provided by the advertisers and adverting operators. Where a special government review is required for specific categories of advertisements before posting, the adverting distributor must confirm that the review has been performed and approval has been obtained, and no edits or changes to the advertisements are allowed unless they are re-approved by the authority. If the content of the advertisement is inconsistent with the supporting documentation, or the supporting documentation is incomplete, the advertisement cannot be published. As for pop-up advertisements, advertising distributors shall clearly indicate the closure button for the advertisements, and shall not engage in any activities that may hinder the users from closing the pop-up advertisements with one button click, such as lacking a closure button, containing a countdown timer for closure, providing false or unidentifiable marks for the closure button, requiring more than one click to close, and allowing the advertisement to pop up again after closure on the same page or file, etc. In addition, the measures require paid-for search results to be distinguished from natural search results so that consumers will not be misled as to the nature of these search results. Furthermore, the measures specify additional compliance requirements for internet advertising businesses. For example, any promotion in the name of knowledge or experience sharing or consumer review but containing links to purchase relevant products and services are also classified as a form of advertisement and thus shall be clearly indicated as “advertisements.” Internet advertisements shall not deceive or mislead users into clicking or viewing the advertisements with false or fabricated system or software update reminders or notifications or offer of rewards. If an advertisement contains any link directing to another advertisement, the advertisers, advertising operators and distributors of primary advertisements are responsible for verifying the advertisement contents to which the link is directed and are relevant to the primary advertisement. Internet distributors shall also establish and maintain an archive for the advertisers and advertisements and keep the record for at least three years after end of the advertisement. As for live-streaming, if a seller or service provider promotes goods or services via live-streaming and thus constitutes advertisements, such seller or service provider shall bear the obligations and responsibilities of an advertiser. If the operator of a live-streaming room is engaged to provide advertising design, production, agency, or publishing services, it shall bear the obligations and responsibilities of an advertising agent or advertising publisher, as applicable.

Regulations Related to Financing

Regulations Related to Online Payment

On June 14, 2010, the People’s Bank of China issued the Administrative Measures on Non-Financial Institution Payment Service and its implementing rules, which set forth the basic regulatory requirements for payment market entry. According to the measures, non-financial institution payment service shall mean any of the following monetary asset transfer services provided by non-financial institutions as an intermediary between the payor and the payee: (i) online payment; (ii) pre-payment card issuance and receipt; (iii) bank card acceptance; (iv) other payment services as specified by the People’s Bank of China. Pursuant to the measures, non-financial institution which provides payment services shall obtain a payment business license to become a payment institution. No non-financial institution or individual shall engage in payment services without the People’s Bank of China’s approval either expressly or in disguise.

On December 28, 2015, the People’s Bank of China issued the Administrative Measures for Internet Payment Services of Non-Bank Payment Institutions. Pursuant to the measures, online payment services shall mean activities where a payor or payee initiates a remote payment instruction via public network information system from its computer, mobile terminal or other electronic devices and, without interaction between the electronic device of the payer and the exclusive device of the receiver, and where the payment institution provides money transfer services between the payee and the payor. A payment institution shall obtain an online payment service permit before engaging in the online payment business. Payment institutions licensed for Internet payment services may, open a payment account for the client as requested at his or her own discretion. Payment institutions only licensed for providing mobile payment, landline payment or digital television payment services shall not open payment accounts for clients. Payment institutions shall fully warn their clients about the potential risk of online payments and provide necessary safety education and risk warning before processing the online payment services. Payment institutions shall establish and perfect their risk reserve procedures and a transaction compensation procedure, and shall protect the legitimate rights and interests of their clients by compensating in full amount of the losses of their clients if such losses cannot be effectively proved to be caused by the clients. In addition, a payment institution shall also provide transaction record search service for their clients for free through websites with legal and independent domain names and uniform service hotline for clients to search transaction records of at least the last year.

On January 19, 2021, the People’s Bank of China issued the Measures for Deposit and Management of Clients’ Reserves of Non-Bank Payment Institution. Pursuant to the measures, clients’ reserves mean the cash that payment institution received from its clients to be paid to the payee. Non-bank payment institutions are required to open a deposit account at the People’s Bank of China to deposit such reserves. The reserve received by non-bank institutions shall be fully deposit to the special reserve account opened at the People’s Bank of China or the qualified bank. The reserve can only be used for the payment business requested by the clients and any entity, individual cannot use, misappropriate, or borrow such reserve or use it as a guarantee.

On December 9, 2023, the State Council issued the Regulation on Supervision and Administration of Non-bank Payment Institutions, which will become effective on May 1, 2024. Pursuant to the regulation, “non-bank payment institutions” are non-bank entities that have obtained a payment business permit to engage in payment businesses such as the transfer of monetary funds based on electronic payment instructions submitted by payees or payers. To engage in payment business, the entity shall obtain the approval of the People’s Bank of China and obtain a payment business permit, and the name of the non-bank payment institution shall include the word “payment.” There are some requirements for the establishment of a non-bank payment institution. For example, the minimum registered capital for such entity shall be 100 million yuan in the form of paid-in monetary capital, and the principal shareholders and actual controllers of a non-bank payment institution shall have sound financial status and credit records and have no records of any major violation of laws or regulations in the latest three years. This regulation regulates that non-bank payment business shall be divided into two types, namely, stored-value account operation and payment transaction processing, depending on whether the payer’s prepaid funds can be received. The specific method for classification of stored-value account operation business and payment transaction processing business and the rules for supervision and administration thereof shall be formulated by the People’s Bank of China. To carry out non-bank payment business, a non-bank payment institution shall establish, improve and implement business management systems and compliance management systems and equip necessary and independent business systems, facilities and technologies to ensure the continuity, security and traceability of payment business. This regulation also stipulates the requirements for protecting the rights and interests of users, such as a non-bank payment institution shall (i) enter into a payment service agreement with its users and the terms of such agreement shall be fair and displayed in the business place, official website, and mobile Internet applications; (ii) ensure the security of user funds and information, and do not entrust core businesses and technical services to third parties for processing; and (iii) properly preserve user information and transaction records, establish an effective due diligence system, and strengthen risk management. Besides, a non-bank payment institution shall take effective measures to ensure the security of payment accounts and prevent them from being used for illegal fundraising, telecommunications fraud, money laundering, gambling and other criminal activities.

Beijing Ehomepay Technologies Co., Ltd., one of the subsidiaries of the VIEs, has obtained the license for non-financial institution payment service covering online payment service.

Regulations Related to Micro Credit Business

According to the Guiding Opinion on the Pilot Operation of Micro Credit Companies, which was promulgated by the China Banking and Insurance Regulatory Commission and the People’s Bank of China on May 4, 2008, a micro credit company is a company that specializes in operating a micro-loan business with investments from natural persons, legal entities or other social organizations, and which does not accept public deposits. The establishment of a micro credit company is subject to the approval of the competent government authority at the provincial level. The provincial governments may launch the pilot operation of micro credit companies within their prefectural regions if they could designate a competent department, financial affairs office or other institutions to be responsible for the supervision and administration of micro credit companies and willing to take responsibility for handling the micro credit companies’ risks.

Based on this opinion, many provincial governments, including that of Beijing, promulgated local implementing rules on the administration of micro credit companies. In January 2009, the General Office of the People’s Government of Beijing Municipality issued the Pilot Implementation Measures of Micro Credit Company of Beijing, which specify the requirement for establishment and operation of micro credit companies in Beijing. According to these measures, establishment of a micro credit company in Beijing is subject to the prior approval of the finance regulatory authority of the municipality. Besides, the funds of the micro loans provided by the micro credit company shall be limited to the capital contributions or donations of its shareholders, funds provided by no more than two banks and other funds as approved by the authorities.

On November 21, 2017, the Internet Financing Risk Special Rectification Work Leading Team Office issued a Circular on Immediate Suspension on Approval of the establishment of Online Micro Credit Enterprises, which stated that effective from November 21, 2017, no local governmental authorities shall approve any newly established online micro credit enterprises or approve any new cross-province small loan lending business for existing micro credit enterprises.

Beijing Beike Small Loan Co., Ltd., one of the subsidiaries of the VIEs, has obtained the approval for its establishment as a micro credit company in Beijing.

Regulations Related to Financing Guarantee

In March 2010, seven governmental authorities including the predecessor of the China Banking and Insurance Regulatory Commission, the Ministry of Commerce and the Ministry of Finance, promulgated the Interim Administrative Measures for Financing Guarantee Companies, which require an entity or individual to obtain prior approval from the governmental authority before engaging in the financing guarantee business. A financing guarantee is defined as an activity whereby the guarantor and the creditor, such as a financial institution in the banking sector, agree that the guarantor shall bear the guarantee obligations in the event that the borrower fails to meet its repayment obligations.

On August 2, 2017, the PRC State Council of the PRC promulgated the Regulations on the Supervision and Administration of Financing Guarantee Companies, which became effective on October 1, 2017. These regulations define “financing guarantee” as a guarantee provided for the debt financing, including but not limited to the extension of loans or issuance of bonds, and set out that the establishment of a financing guarantee company or engagement in the financing guarantee business without approval may result in administrative penalties and even criminal liabilities. These regulations on financing guarantee also set forth that the outstanding guarantee liabilities of a financing guarantee company shall not exceed ten times of its net assets, and that the balance amount of outstanding guarantee liabilities of a financing guarantee company for the same guaranteed party shall not exceed 10% of its net assets, while the outstanding guarantee liabilities of a financing guarantee company shall not exceed 15% of its net assets. On April 2, 2018, the seven governmental authorities issued four supplementary administrative measures for implementing the Regulations on the Supervision and Administration of Financing Guarantee Companies, which provide guidance on the application for and management of financing guarantee business license, the calculation of the outstanding guarantee liabilities of the financing guarantee companies, the administration of the asset ratio of financing guarantee companies, and the business cooperation between financing banks and financing guarantee companies.

On October 9, 2019, nine governmental authorities including the China Banking and Insurance Regulatory Commission, the NDRC, the Ministry of Commerce and the Ministry of Finance jointly issued the Circular on the Issuance of the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, which clarified that residential real estate guarantee companies (centers) shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020. In addition, a financing guarantee company shall include the words “financing guarantee” in its company name. This circular also amended one of the Four Supplementary Measures by including the outstanding liabilities of residential real estate guarantee business as a factor in calculating the overall outstanding guarantee liabilities of a financing guarantee company.

Beijing Zhongrongxin Financing Guarantee Co., Ltd., one of the subsidiaries of the VIEs, and Shenzhen Beike Financing Guarantee Co., Ltd., one of our PRC subsidiaries, have obtained the license for financing guarantee business.

Regulations Related to Insurance Brokerage

On February 1, 2018, the China Insurance Regulatory Commission, the predecessor of China Banking and Insurance Regulatory Commission, promulgated the Provisions on the Regulation of Insurance Brokers, which became effective on May 1, 2018. Pursuant to these provisions, the establishment and operation of an insurance broker must meet the qualification requirements specified by the China Insurance Regulatory Commission, obtain the approval from the China Insurance Regulatory Commission and be licensed by the China Insurance Regulatory Commission. Specifically, the paid-in registered capital of a cross-province insurance brokerage company must be at least RMB50 million and that for an intra-province insurance brokerage company (the one only operates within the province in which it is registered) must be at least RMB10 million.

On April 27, 2018, the China Banking and Insurance Regulatory Commission promulgated the Notice on Relaxing Restrictions on the Business Scope of Foreign-Funded Insurance Brokerage Companies, which became effective on April 27, 2018. Pursuant to this notice, the foreign-funded insurance brokerage institutions that obtain insurance brokerage business permits upon approval by the insurance regulatory authority of the State Council of the PRC may engage in the following insurance brokerage business within the territory of the People’s Republic of China: (i) drafting insurance application proposals, selecting insurers, and undergoing the insurance application formalities for insurance applicants; (ii) assisting the insured parties or beneficiaries in claiming compensation; (iii) reinsurance brokerage business; (iv) providing disaster or loss prevention or risk evaluation and management advisory services; (v) other business approved by the China Banking and Insurance Regulatory Commission.

On December 3, 2021, the General Office of the China Banking and Insurance Regulatory Commission issued the Circular on Clarifying Relevant Measures on Open up of Insurance Agency Markets, which provides that qualified foreign insurance brokerage companies with actual operation experience are allowed to set up insurance brokerage companies in China to conduct insurance brokerage business, and the following qualification requirements for the foreign investor of an insurance brokerage company are abolished: (i) the foreign investor shall have engaged in insurance brokerage business for more than thirty years within the territories of World Trade Organization members; (ii) the foreign investor shall have established its representative office in China for two consecutive years; and (iii) the total assets of the foreign investor shall be no less than US$200 million as of the end of the year prior to its application.

Beijing Anli Insurance Brokerage Co., Ltd., one of the subsidiaries the VIEs, has obtained the license for insurance brokerage business.

Regulations Related to Commercial Factoring

On June 27, 2012, the Ministry of Commerce promulgated the Notice on Pilot Scheme for Commercial Factoring, along with other circulars to launch the pilot scheme for commercial factoring in Shanghai Pudong New District, Tianjin Binhai New District and certain other areas. According to the local implementation rules, a commercial factoring enterprise may be established upon approval by the local counterparts of the Ministry of Commerce or other competent authorities (e.g. local financial work offices) in the said regions. The business scope of a commercial factoring company may cover trade financing services, management of sales ledgers, customer credit investigation and evaluation, management and collection of accounts receivable and credit risk guarantee. On May 8, 2018, the Ministry of Commerce announced that the regulatory authority of commercial factoring industry was transferred from the Ministry of Commerce to the China Banking and Insurance Regulatory Commission on April 20, 2018. On October 18, 2019, the China Banking and Insurance Regulatory Commission announced the Circular on Enhancing the Supervision and Management of Commercial Factoring Enterprises, which emphasized that commercial factoring enterprises shall not engage in, among others, the following businesses: (i) absorbing public funds either directly or in disguise; (ii) lending or borrowing money from other commercial factoring enterprises, directly or in disguise; or (iii) facilitating loans or entrusted by another person to facilitate loan.

Zhongjia Guotai Commercial Factoring (Shenzhen) Co., Ltd., one of our PRC subsidiaries, is approved by the competent authorities in Tianjin to provide commercial factoring services.

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

The Provisions on Technological Measures for Internet Security Protection, promulgated on December 13, 2005 by the Ministry of Public Security require internet service providers and organizations that use interconnection implementing technical measures for internet security protection, such as technical measures for preventing any matter or act that may endanger network security, for example, computer viruses, invasion or attacks to or destruction of the network. All internet access service providers are required to take measures to keep a record of and preserve user registration information. Under these measures, value-added telecommunications services license holders must regularly update information security and content control systems for their websites and must also report any public dissemination of prohibited content to local public security authorities. If a value-added telecommunications services license holder violates these measures, the Ministry of Public Security and the local security bureaus may revoke its operating license and shut down its websites.

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

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 14, 2022, the Cyberspace Administration of China issued the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which imposes more stringent legal liabilities for certain violations of the Cybersecurity Law and increases the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year.

On December 28, 2021, the Cyberspace Administration of China, the NDRC, the Ministry of Industry and Information Technology, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if such activities affect or may affect national security. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of Cyberspace Administration of China if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review.

To apply for a cybersecurity review, the applicant shall submit (i) an application letter, (ii) a report to analyze the impact or the potential impact on national security, (iii) purchase documents, agreements, the draft contracts or application documents for initial public offering or other listing application documents to be submitted to the stock exchange regulators, and (iv) other necessary materials for conducting cybersecurity review. The Cybersecurity Review Measures elaborate the factors to be considered when assessing the national security risks of the activities, including, among others: (i) the risk of any critical information infrastructure being illegally controlled, interfered, or sabotaged; (ii) the harm to the business continuity of any critical information infrastructure caused by the disruption of supply of these products and services; (iii) the security, openness, transparency and variety of sources of these products or services, the reliability of supply channels, as well as risks of supply interruptions due to factors such as politics, diplomacy and trade; (iv) the level of compliance with PRC laws and regulations of the product and service providers; (v) the risk of core data, important data, or a large amount of personal information being stolen, leaked, destroyed, and illegally used or cross-border transferred; (vi) the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled, or maliciously used by foreign governments and the cyber information security risk in connection with listing; and (vii) other factors that may adversely affect the security of critical information infrastructures, cyber security or data security.

If the cybersecurity review office of Cyberspace Administration of China deems it necessary to conduct a cybersecurity review, it should complete a preliminary review (including reaching a review conclusion suggestion and sending the review conclusion suggestion to the implementing body for the cybersecurity review mechanism and the authorities for their comments) within 30 business days from the issuance of a written notice to the operator, or 45 business days for complicated cases. Upon the receipt of a review conclusion suggestion, the implementing body for the cybersecurity review mechanism and the authorities shall respond with their opinions in writing within 15 business days. If the cybersecurity review office of Cyberspace Administration of China and these authorities reach a consensus, then the cybersecurity review office of Cyberspace Administration of China shall inform the operator in writing, otherwise, the case will go through a special review procedure. The special review procedure should be completed within 90 business days, or longer for complicated cases.

On June 10, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Data Security Law, which became effective in September 2021. The Data Security Law requires data processing, which includes the collection, storage, use, processing, transmission, provision and publication of data, to be conducted in a legitimate and proper manner. The Data Security Law provides for data security and privacy obligations on entities and individuals carrying out data processing activities. The Data Security Law also introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it may cause to national security, public interests, or legitimate rights and interests of individuals or organizations if such data are tampered with, destroyed, leaked, illegally acquired or illegally used. The appropriate level of protection measures is required to be taken for each respective category of data. For example, a processor of important data is required to designate the personnel and the management body responsible for data security, carry out risk assessments of its data processing activities and file the risk assessment reports with the competent authorities. State core data, i.e. data having a bearing on national security, the lifelines of national economy, people’s key livelihood and major public interests, shall be subject to stricter management system. Moreover, the Data Security Law provides a national security review procedure for those data activities which affect or may affect national security and imposes export restrictions on certain data and information. In addition, the Data Security Law provides that the PRC authorities shall, in accordance with laws and international treaties and agreements concluded or participated in by the PRC, or in accordance with the principle of equality and reciprocity, handle requests from foreign judicial or law enforcement agencies for the provision of data and any organization or individual within the territory of the PRC shall not provide any foreign judicial or law enforcement agencies with any data without the approval of the competent PRC government authorities. Violation of Data Security Law may subject the entities or individuals to warning, fines, and business suspension, revocation of permits or business licenses, or even criminal liabilities.

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

On August 17, 2021, the State Council of the PRC promulgated the Regulations on Protection of Security of Critical Information Infrastructure, which took effect on September 1, 2021, and pursuant to which, “critical information infrastructures” refer to critical network facilities and information systems involved in important industries and sectors, such as public communication and information services, energy, transportation, water conservancy, finance, public services, governmental digital services, science and technology related to national defense industry, as well as those which may seriously endanger national security, national economy and citizen’s livelihood or public interests if damaged or malfunctioned, or if any leakage of data in relation thereto occurs. Pursuant to these regulations, the governmental authorities are responsible for stipulating rules for the identification of critical information infrastructures with reference to several factors set forth in the regulations, and identify the critical information infrastructure operators in the related industries in accordance with such rules. The authorities shall also notify operators identified as the critical information infrastructure operators.

On November 14, 2021, the Cyberspace Administration of China published the draft Regulations on the Administration of Cyber Data Security (Draft for Comments), which provides that data processors conducting the following activities shall apply for cybersecurity review: (i) merger, reorganization or separation of Internet platform operators that have acquired a large number of data resources related to national security, economic development or public interests affects or may affect national security; (ii) listing on a foreign stock exchange by the data processors processing over one million users’ personal information; (iii) listing in Hong Kong which affects or may affect national security; (iv) other data processing activities that affect or may affect national security.

In addition, the regulations also provide specific requirements for data processors conducting data processing activities in China in various respects, including, among others, protection of personal information, security of important data, cross-border transfer of data, and obligations of internet platform operators. As for the protection of personal information, the regulations provide that data processors shall provide individuals with convenient supports in respect of access, copy, rectification, restriction of the process, and deletion of their personal information, withdrawal of consent and deregistration of their accounts and shall not impose unreasonable restrictions for such requests. Data processors shall handle such requests and respond to the individuals within 15 business days. Data processors shall delete or anonymize personal information within 15 business days under any of the following circumstances: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual.

The regulations also require data processors processing over one million users’ personal information to comply with the regulations on important data processors, including, among others, appointing a person in charge of data security and establishing a data security management organization, filing with the competent authority within fifteen working days after identifying its important data, formulating data security training plans and organizing data security education and training for all staff every year, and that the education and training time of data security related technical and management personnel shall not be less than 20 hours per year. Data processors are also required to reserve the records of consent of individuals, the logs of provision of personal information and sharing, transaction, commissioned processing of important data for at least five years. In addition, data processors processing important data or going public overseas are required to conduct an annual data security assessment by themselves or by entrusting data security service agencies, and submit the data security assessment report of the previous year to the local branch of Cyberspace Administration of China before January 31 each year. Where data collected and generated within the PRC are provided by the data processors overseas, if such data include important data, or if the data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the Cyberspace Administration of China. Further, Internet platform operators shall establish platform rules, privacy policies and algorithm strategies related to data, and solicit public comments on their official websites and personal information protection related sections for no less than 30 working days when they formulate platform rules or privacy policies or makes any amendments that may have significant impacts on users’ rights and interests. Platform rules and privacy policies formulated by operators of large Internet platforms with more than 100 million daily active users, or amendments to such rules or policies by operators of large Internet platforms with more than 100 million daily active users that may have significant impacts on users’ rights and interests shall be evaluated by a third-party organization designated by the Cyberspace Administration of China and reported to local branch of the Cyberspace Administration of China for approval. The Cyberspace Administration of China solicited comments on this draft, but there is no timetable as to when it will be enacted.

On September 17, 2021, the Cyberspace Administration of China and other eight government authorities jointly issued the Guiding Opinions on Strengthening the Comprehensive Governance of Network Information Service Algorithms, with the aim to, within three years, gradually establish a comprehensive governance pattern for algorithm security with a complete governance mechanism, a refined regulatory system and a standardized algorithm ecosystem. According to the opinions, enterprises shall establish an algorithm security accountability system and a system for the review of scientific and technological ethics, enhance the organizational structure for algorithm security, intensify efforts in the prevention of risks and the handling of hidden dangers, and increase the capacity and level in handling algorithm security emergencies. Enterprises shall raise their awareness of responsibility and assume primary responsibilities for outcomes caused by the application of algorithms.

On December 31, 2021, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which implement classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, the provisions require algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select, modify or delete user labels which are used for algorithmic recommendation services.

On July 7, 2022, the Cyberspace Administration of China issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the Cyberspace Administration of China. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within 6 months of the effectiveness date thereof.

On December 8, 2022, the Ministry of Industry and Information Technology issued the Measures for the Administration of Data Security in the Field of Industry and Information Technology (for Trial Implementation), which became effective on January 1, 2023. The measures are aimed to regulate the processing activities of data in the field of industry and information technology field conducted by relevant data processors in China. The measures apply to industrial enterprises, software and information technology service companies, and companies holding licenses for operation of telecommunication services that independently determine the purposes and methods of data processing in the course of data processing activities. Data processing activities include, among others, the collection, storage, use, processing, transmission, provision, and disclosure of data. Pursuant to the measures, data in the field of industry and information technology include industrial data, telecommunication data, and radio data generated and collected during the operation of relevant services. The measures provide for the classification of data in the field of industry and information technology as general, important, or core data, and provide specific requirements for the management of data classifications and data protection measures, including, among other things, data collection, storage, processing, transmission, disclosure, and destruction for data processors in the field of industry and information technology. In particular, data processors processing important data and core data are required to complete filing with authorities for the catalogue of important data and core data. The filing information includes basic information on the data, such as category, classification, quantity, processing purposes and methods of data processing, scope of use, liable entities, data sharing, cross-border transfer of data, and data security protection measures. If over 30% of the quantity (i.e., number of data items or amount of data stored) of important and core data changes or there is any material change to other filing information, data processors must update the filing information with the authorities within three months after such change. Furthermore, the measures provide data security requirements for cross-border and data transfers for data processors. If a data processor needs to transfer data in cases of merger, restructuring, or bankruptcy, it shall make data transfer plan and notify users affected. In addition, the measures indicate that the legal representative or principal of the data processor should be the primary person held accountable for data security and the person in charge of data security should take direct responsibility for the security of data processing activities.

On February 22, 2023, the Cyberspace Administration of China promulgated the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information, which became effective on June 1, 2023. The personal information processors in mainland China shall meet all of the conditions below to provide the personal information abroad by using the Standard Contract: (a) it is not a critical information infrastructure operator; (b) it processes the personal information of less than 1 million individuals; (c) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (d) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Before providing personal information to offshore recipients, personal information processors shall conduct assessment for the personal information protection impacts. The personal information processor shall file with the provincial cyberspace authority within 10 working days from the effective date of a Standard Contract executed. The processors shall remediate the non-compliance of personal information cross-border activities within six months from the date that the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information became effective.

On March 22, 2024, the Cyberspace Administration of China released the Provisions on Regulating and Facilitating Cross-border Data Flow, which became effective on the same day. These provisions specify the situations in which a declaration for security assessment, conclusion of a standard contract, and personal information protection certification are not required. For example, the following circumstances are exempt from data export security assessment, entering into a standard contract for the export of personal information, or passing the personal information protection certification: (i) where cross-border transfer of personal information is necessary for the execution and performance of a contract to which such individual is a party, such as cross-border shopping, cross-border delivery, cross-border remittances and payment, air ticket and hotel reservations, visa applications, and examination services; (ii) where employee personal information must be provided overseas in conjunction with a collective contract and the implementation of human resources management; (iii) where cross-border transfer of personal information is necessary for the purpose of protecting the life, health, and safety of natural persons in an emergency; or (iv) where data processors other than critical information infrastructure operators provide personal information (excluding sensitive personal information) of less than 100,000 individuals cumulatively to offshore recipients since January 1 of the current year. If the personal information of between 10,000 and one million individuals or the sensitive personal information of less than 10,000 individuals is expected to be provided overseas within one year, the data processor (other than critical information infrastructure operators) shall conclude a standard contract for the cross-border transfer of such personal information and or pass the personal information protection certification.

However, for the cross-border transfer of personal information of one million individuals or more by any data processors other than critical information infrastructure operators or where a critical information infrastructure operator provides personal information or critical data to overseas recipients, a security assessment for cross-border transfer of data is required.

Regulations Related to Privacy Protection

On December 29, 2011, the Ministry of Industry and Information Technology issued the Several Provisions on Regulating the Market Order of Internet Information Services, pursuant to which an internet information service provider may not collect any user personal information or provide any such information to third parties without the consent of a user. In addition, an internet information service provider must expressly inform the users of the method, content and purpose of the collection and processing of such user personal information and may only collect such information necessary for the provision of its services. An internet information service provider is also required to properly maintain the user personal information, and in case of any leak or likely leak of the user personal information, online lending service providers must take immediate remedial measures and, in severe circumstances, make an immediate report to the telecommunications regulatory authority.

Pursuant to the Decision on Strengthening the Protection of Online Information, issued by the Standing Committee of the National People’s Congress of the PRC on December 28, 2012, and the Order for the Protection of Telecommunication and Internet User Personal Information, issued by the Ministry of Industry and Information Technology on July 16, 2013, any collection and use of a user’s personal information must be subject to the consent of the user, be legal, reasonable and necessary and be limited to specified purposes, methods and scopes. An internet information service provider must also keep such information strictly confidential, and is prohibited from divulging, tampering with or destroying any such information, or selling or providing such information to other parties. An internet information service provider is required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss. Any violation of these laws and regulations may subject the internet information service provider to warnings, fines, confiscation of illegal gains, revocation of licenses, cancelation of filings, closedown of websites or even criminal liabilities.

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the Cyberspace Administration of China, the Ministry of Industry and Information Technology, the Ministry of Public Security and the SMAR jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation also illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

Pursuant to the Notice of the Supreme People’s Court, the Supreme People’s Procuratorate and the Ministry of Public Security on Legally Punishing Criminal Activities Infringing upon the Personal Information of Citizens, issued on April 23, 2013, and the Interpretation of the Supreme People’s Court and the Supreme People’s Procuratorate on Several Issues regarding Legal Application in Criminal Cases Infringing upon the Personal Information of Citizens, which was issued on May 8, 2017 and took effect on June 1, 2017, the following activities may constitute the crime of infringing upon a citizen’s personal information: (i) providing a citizen’s personal information to specified persons or releasing a citizen’s personal information online or through other methods in violation of national provisions; (ii) providing legitimately collected information relating to a citizen to others without such citizen’s consent (unless the information is processed, not traceable to a specific person and not recoverable); (iii) collecting a citizen’s personal information in violation of applicable rules and regulations when performing a duty or providing services; or (iv) collecting a citizen’s personal information by purchasing, accepting or exchanging such information in violation of applicable rules and regulations.

Pursuant to the PRC Civil Code, effective on January 1, 2021, the information processor shall take technical measures and other necessary measures to protect the personal information collected and stored by it and to prevent any information from being leaked, falsified and lost. In the event that any personal information is or may be leaked, falsified or lost, the information processor shall take immediate remedial measures, inform the natural person concerned and escalate such situation to the competent department as required.

On August 20, 2021, the Standing Committee of the National People’s Congress of the PRC promulgated the Personal Information Protection Law of the PRC, which became effective on November 1, 2021. This law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Different types of personal information and personal information processing will be subject to various rules on consent, transfer, and security. Entities handling personal information bear responsibilities for their personal information handling activities, and shall adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to correct, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. The Personal Information Protection Law of the PRC further provides that the PRC authorities shall, in accordance with laws and international treaties and agreements concluded or participated in by the PRC, or in accordance with the principle of equality and reciprocity, handle requests from foreign judicial or law enforcement agencies for the provision of personal information stored in China and personal information processors shall not provide any personal information stored in the PRC to foreign justice or enforcement agencies without the approval of PRC government authorities.

Regulation Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress and most recently amended on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development, which took effect on June 1, 2020 and were most recently amended on August 21, 2023, the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, the use of such projects, or the operation of the business, and (ii) a fine between RMB30,000 and RMB300,000.

Regulation Related to Intellectual Property

Patent

Patents in the PRC are principally protected under the Patent Law of the PRC. The Chinese patent system adopts a first-to-file principle. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. A patent is valid for twenty years in the case of an invention, ten years in the case of utility models and fifteen years in the case of designs.

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

The Computer Software Copyright Registration Measures, promulgated by the National Copyright Administration on April 6, 1992 and amended on May 26, 2000 and February 20, 2002, regulates registrations of software copyright, exclusive licensing contracts for software copyright and assignment agreements. The National Copyright Administration administers software copyright registration and the Copyright Protection Center of China, is designated as the software registration authority. The Copyright Protection Center of China shall grant registration certificates to the Computer Software Copyrights applicants which meet the requirements of both the Computer Software Copyright Registration Measures and the Computer Software Protection Regulations (Revised in 2013).

Trademark

Registered trademarks are protected under the Trademark Law of the PRC and related rules and regulations. Trademarks are registered with the Trademark office of National Intellectual Property Administration. Where registration is sought for a trademark that is identical or similar to another trademark which has already been registered or given preliminary examination and approval for use in the same or similar category of commodities or services, the application for registration of this trademark may be rejected. Trademark registrations are effective for a renewable ten-year period, unless otherwise revoked.

Domain Name

Domain names are protected under the Administrative Measures on Internet Domain Names promulgated by the Ministry of Industry and Information Technology on August 24, 2017 and effective as of November 1, 2017. Domain name registrations are handled through domain name service agencies established under the regulations, and applicants become domain name holders upon successful registration.

Regulations Related to Employment and Social Welfare

Labor Contract Law

The PRC Labor Contract Law, which became effective on January 1, 2008 and amended on December 28, 2012, primarily aims at regulating rights and obligations of employer and employee relationships, including the establishment, performance, and termination of labor contracts. Pursuant to the PRC Labor Contract Law, labor contracts must be executed in writing if labor relationships are to be or have been established between employers and employees. Employers are prohibited from forcing employees to work above certain time limits and employers must pay employees for overtime work in accordance with national regulations. In addition, employee wages must not be lower than local standards on minimum wages and must be paid to employees in a timely manner.

Social Insurance

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended on December 20, 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Old-Aged Pension Insurance of the State Council of the PRC issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council of the PRC promulgated on December 14, 1998, the Unemployment Insurance Measures promulgated on January 22, 1999, and the PRC Social Insurance Law implemented on July 1, 2011 and amended on December 29, 2018, employers are required to provide their employees in China with welfare benefits covering pension insurance, unemployment insurance, maternity insurance, work-related injury insurance, and medical insurance. These payments are made to local administrative authorities. Any employer that fails to make social insurance contributions may be ordered to rectify the non-compliance and pay the required contributions within a prescribed time limit and be subject to a late fee. If the employer still fails to rectify the failure to make the contributions within the prescribed time, it may be subject to a fine ranging from one to three times the amount overdue. On July 20, 2018, the General Office of the State Council of the PRC and the General Office of the Central Committee of the Communist Party of China issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the tax authorities are solely responsible for collecting social insurance premiums from January 1, 2019.

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

Labor Dispatch

Pursuant to the Labor Law of the PRC and Interim Provisions on Labor Dispatch, which were promulgated on 24 January 2014 and became effective on 1 March 2014, labor dispatch employment is a supplemental form which can only be adopted for temporary, auxiliary or alternative job positions. Temporary positions are positions subsisting for no more than nine months; auxiliary positions are positions of non-major business serving for major businesses; and alternative positions are positions that can be held by dispatched laborers for a certain period of time during which the former laborers are temporarily out of their positions for reasons. An employer is required to strictly control the number of dispatched laborers not to exceed 10% of the total number of its labor force.

Regulations Related to Foreign Exchange and Dividend Distribution

Regulations Related to Foreign Currency Exchange

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, which was promulgated by the State Council of the PRC on January 29, 1996, and most recently amended in 2008. Under PRC foreign exchange regulations, payments of current account items, such as profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital account items, such as direct investments, repayment of foreign currency-denominated loans, repatriation of investments and investments in securities outside of China.

In 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, as amended in May 2015, which substantially amends and simplifies the foreign exchange procedure. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of RMB proceeds derived by foreign investors in the PRC, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment. Instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

The PRC governmental authorities have gradually relaxed restrictions on the settlement of the foreign exchange capitals of foreign-invested enterprises in recent years. In March 2015, SAFE promulgated the Circular of General Affairs Department of SAFE on Reforming the Management Approach regarding the Settlement of Foreign Capital of Foreign-invested Enterprise, or SAFE Circular 19, which expands a pilot reform of the administration of the settlement of the foreign exchange capitals of foreign-invested enterprises nationwide. SAFE Circular 19 allows all foreign-invested enterprises established in the PRC to settle their foreign exchange capital on a discretionary basis according to the actual needs of their business operation, provides the procedures for foreign invested companies to use Renminbi converted from foreign currency-denominated capital for equity investments and removes certain other restrictions. However, SAFE Circular 19 continues to prohibit foreign-invested enterprises from, among other things, using RMB funds converted from their foreign exchange capital for expenditure beyond their business scope and providing entrusted loans or repaying loans between non-financial enterprises. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or SAFE Circular 16, effective June 2016, which reiterates some of the rules set forth in SAFE Circular 19. SAFE Circular 16 provides that discretionary foreign exchange settlement applies to foreign exchange capital, foreign debt offering proceeds and remitted foreign listing proceeds, and the corresponding RMB capital converted from foreign exchange may be used to extend loans to related parties or repay inter-company loans (including advances by third parties). On October 23, 2019, SAFE issued Circular of the State Administration of Foreign Exchange on Further Promoting the Facilitation of Cross-border Trade and Investment, or SAFE Circular 28, which took effect on the same day. SAFE Circular 28 allows non-investment foreign-invested enterprises to use their capital funds to make equity investments in China as long as such investments do not violate the negative list and the target investment projects are genuine and in compliance with laws. In addition, SAFE Circular 28 stipulates that qualified enterprises in certain pilot areas may use their capital income from registered capital, foreign debt and overseas listing, for the purpose of domestic payments without providing authenticity certifications to the banks in advance for those domestic payments.

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

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which releases new foreign exchange management policies and revises some rules under SAFE Circular 16 and SAFE Circular 28. According to the previous notice, qualified small and medium-sized high-tech enterprises, enterprises that specialize in niche sectors, command a high market share and have strong innovative capacity and core technologies and technology-based enterprises may independently borrow foreign debts within the limit of the equivalent of USD5 million or 10 million (depend on its jurisdiction).

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

Regulations Related to Foreign Exchange Registration of Overseas Investment by PRC Residents

In 2014, SAFE issued Circular on Relevant Issues Concerning Foreign Exchange Control on Domestic Residents’ Offshore Investment and Financing and Roundtrip Investment Through Special Purpose Vehicles, or SAFE Circular 37. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, a “special purpose vehicle” refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate onshore or offshore assets or interests, while “round trip investment” refers to direct investment in China by PRC residents or entities through special purpose vehicles, namely, establishing foreign-invested enterprises to obtain ownership, control rights and management rights. SAFE Circular 37 provides that, before making a contribution into a special purpose vehicle, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In 2015, SAFE promulgated the Circular on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, which has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks rather than SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. PRC residents or entities who had contributed legitimate onshore or offshore interests or assets to special purpose vehicles but had not registered as required before the implementation of SAFE Circular 37 must register their ownership interests or control in the special purpose vehicles with qualified banks. An amendment to the registration is required if there is a material change with respect to the special purpose vehicle registered, such as any change of basic information (including change of the PRC residents, name and operation term), increases or decreases in investment amount, transfers or exchanges of shares, and mergers or divisions. Failure to comply with the registration procedures set forth in SAFE Circular 37 and the subsequent notice, or making misrepresentations or failing to disclose the control of the foreign- invested enterprise that is established through round-trip investment, may result in restrictions being imposed on the foreign exchange activities of the foreign-invested enterprise, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent or affiliate, and the capital inflow from the offshore parent, and may also subject PRC residents or entities to penalties under PRC foreign exchange administration regulations.

Regulations Related to Stock Incentive Plans

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plan of Overseas Publicly Listed Company. Under the notice and other rules and regulations, domestic individuals, which means the PRC residents and non-PRC citizens residing in China for a continuous period of not less than one year, subject to a few exceptions, who participate in a stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures.

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

Regulations Related to Tax

Enterprise Income Tax

Under the Enterprise Income Tax Law of the PRC, which became effective on January 1, 2008 and was subsequently amended on February 24, 2017 and December 29, 2018, and its implementing rules, enterprises are classified as resident enterprises and non-resident enterprises. PRC resident enterprises typically pay an enterprise income tax at the rate of 25% while non-PRC resident enterprises without any branches in the PRC should pay an enterprise income tax in connection with their income from the PRC at the tax rate of 10%. An enterprise established outside of the PRC with its “de facto management bodies” located within the PRC is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a PRC domestic enterprise for enterprise income tax purposes. The implementing rules of this law define a de facto management body as a managing body that in practice exercises “substantial and overall management and control over the production and operations, personnel, accounting, and properties” of the enterprise. Enterprises qualified as “High and New Technology Enterprises” are entitled to a 15% enterprise income tax rate rather than the 25% uniform statutory tax rate. The preferential tax treatment continues as long as an enterprise can retain its “High and New Technology Enterprise” status.

Value-added Tax and Business Tax

Pursuant to applicable PRC tax regulations, any entity or individual conducting business in the service industry is generally required to pay a business tax at the rate of 5% on the revenues generated from providing such services. However, if the services provided are related to technology development and transfer, such business tax may be exempted subject to approval by the tax authorities. Whereas, pursuant to the Provisional Regulations on Value-Added Tax of the PRC and their implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax for revenues generated from sales of products, while qualified input value-added tax paid on taxable purchase can be offset against such output value-added tax.

In November 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. In March 2016, the Ministry of Finance and the State Administration of Taxation promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which became effective on May 1, 2016. Pursuant to the pilot plan and relevant notices, value-added tax is generally imposed in lieu of business tax in the modern service industries, including the value-added tax, on a nationwide basis. Value-added tax of a rate of 6% applies to revenue derived from the provision of some modern services. Certain small taxpayers under PRC law are subject to reduced value-added tax at a rate of 3%. Unlike business tax, a taxpayer is allowed to offset the qualified input value-added tax paid on taxable purchases against the output value-added tax chargeable on the modern services provided.

On April 4, 2018, the Ministry of Finance and the State Administration of Taxation issued the Notice on Adjustment of Value-added Tax Rates, which came into effect on May 1, 2018. According to the abovementioned notice, the taxable goods previously subject to value-added tax rates of 17% and 11% respectively become subject to lower value-added tax rates of 16% and 10% respectively starting from May 1, 2018. Furthermore, according to the Announcement on Relevant Policies for Deepening Value-added Tax Reform jointly promulgated by the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs, which became effective on April 1, 2019, the taxable goods previously subject to value-added tax rates of 16% and 10% respectively become subject to lower value-added tax rates of 13% and 9% respectively starting from April 1, 2019.

Dividend Withholding Tax

The Enterprise Income Tax Law and its implementing rules provide that since January 1, 2008, an income tax rate of 10% will normally be applicable to dividends declared to non-PRC resident investors that do not have an establishment or place of business in China, or that have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends are derived from sources within China.

Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income and Capital, and other applicable PRC laws, if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have met the conditions and requirements under this arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5%. However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009, if the PRC tax authorities determine, in their discretions, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. Pursuant to the Circular on Several Questions regarding the “Beneficial Owner” in Tax Treaties, which was issued on February 3, 2018 by the State Administration of Taxation and became effective on April 1, 2018, when determining the applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors, including, without limitation, whether the applicant is obligated to pay more than 50% of his or her income in twelve months to residents in third country or region, whether the business operated by the applicant constitutes the actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax or grant any tax exemption on relevant incomes or levy tax at an extremely low rate, will be taken into account, and such factors will be analyzed according to the actual circumstances of the specific cases. This circular also provides that an applicant who intends to prove his or her status as the “beneficial owner” must submit the documents to the tax bureau pursuant to the Announcement on Issuing the Measures for the Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Agreements.

Tax on Indirect Transfer

On February 3, 2015, the State Administration of Taxation issued the Circular on Issues of Enterprise Income Tax on Indirect Transfers of Assets by Non-PRC Resident Enterprises, or SAT Circular 7. Pursuant to SAT Circular 7, an “indirect transfer” of assets, including equity interests in a PRC resident enterprise, by non-PRC resident enterprises, may be recharacterized and treated as a direct transfer of PRC taxable assets, if such arrangement does not have a reasonable commercial purpose and was established for the purpose of avoiding payment of PRC enterprise income tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax. When determining whether there is a ‘reasonable commercial purpose’ in the transaction arrangement, features to be taken into consideration include, inter alia, whether the main value of the equity interest of the offshore enterprise derives directly or indirectly from PRC taxable assets; whether the assets of the offshore enterprise mainly consists of direct or indirect investment in China or if its income is mainly derived from China; and whether the offshore enterprise and its subsidiaries directly or indirectly holding PRC taxable assets have a real commercial nature which is evidenced by their actual function and risk exposure. Pursuant to SAT Circular 7, where the payer fails to withhold any or sufficient tax, the transferor shall declare and pay such tax to the tax authority by itself within the statutory time limit. Late payment of applicable tax will subject the transferor to default interest. SAT Circular 7 does not apply to transactions of sale of shares by investors through a public stock exchange where such shares were acquired on a public stock exchange. On October 17, 2017, the State Administration of Taxation issued the Circular on Issues of Tax Withholding Regarding Non-PRC Resident Enterprise Income Tax, or SAT Circular 37, which was amended by the Announcement of the State Administration of Taxation on Revising Certain Taxation Normative Documents issued on June 15, 2018 by the State Administration of Taxation. SAT Circular 37 also elaborates the implemental rules regarding the calculation, reporting, and payment obligations of the withholding tax by the non-resident enterprises. Nonetheless, there remain uncertainties as to the interpretation and application of SAT Circular 7. SAT Circular 7 may be determined by the tax authorities to be applicable to our offshore transactions or sale of our shares or those of our offshore subsidiaries where non-resident enterprises, being the transferors, were involved.

Regulations Related to Anti-Monopoly and Anti-Unfair Competition

The PRC Anti-Monopoly Law, which was promulgated on August 1, 2008 and most recently amended on June 24, 2022 by the Standing Committee of the National People’s Congress of the PRC provides the regulatory framework for the PRC anti-monopoly. Under this law, the prohibited monopolistic acts include monopolistic agreements, abuse of a dominant market position and concentration of businesses that may have the effect to eliminate or restrict competition.

Pursuant to this law, a business operator that possesses a dominant market position is prohibited from abusing its dominant market position, including conducting the following acts: (i) selling commodities at unfairly high prices or buying commodities at unfairly low prices; (ii) without justifiable reasons, selling commodities at prices below cost; (iii) without justifiable reasons, refusing to enter into transactions with their trading counterparts; (iv) without justifiable reasons, allowing trading counterparts to make transactions exclusively with itself or with the business operators designated by it; (v) without justifiable reasons, tying commodities or imposing unreasonable trading conditions to transactions; (vi) without justifiable reasons, applying differential prices and other transaction terms among their trading counterparts who are on an equal footing; and (vii) other acts determined as abuse of dominant market position by the governmental authorities. “Concentration of undertakings” means any of the following: (i) merger of undertakings; (ii) acquisition of control over another undertaking by acquiring equity or assets; or (iii) acquisition of control over, or exercising decisive influence on, another undertaking by contract or by any other means. In addition, pursuant to the PRC Anti-Monopoly Law and regulations, entering into monopolistic agreements, which means agreements or concerted practices to eliminate or restrict competition, are prohibited, unless such agreements satisfy the specific exemptions prescribed therein, such as improving technologies or increasing the efficiency and competitiveness of small and medium-sized undertakings.

The PRC Anti-Monopoly Law, which was amended in June 2022 and became effective on August 1, 2022, increases the fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. In addition, the amended law introduces a “stop-clock mechanism” which may prolong the review process for the concentration.

On September 11, 2020, the Anti-Monopoly Committee of the State Council of the PRC issued the Anti-Monopoly Compliance Guideline for Operators, which provides general guidance on compliance management system, compliance risk focus, compliance risk management, and compliance management guarantee on the basis of this law to encourage the operators prevent the compliance risk of this law.

In February 2021, the Anti-Monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abusing market dominance and concentration of undertakings that may have the effect to eliminate or restrict competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outline certain practices that may, if without justifiable reasons, constitute abuse of a dominant position, including without limitation, discriminating customers in terms of pricing and other transactional conditions by virtue of big data and analytics, coercing counterparties into monopolistic arrangements, using technological means to block competitors’ interface, using bundled services to sell services or products, and compulsory collection of users’ unnecessary data. Besides, the Anti-Monopoly Guidelines for the Platform Economy Sector expressly state that concentration involving variable interest entity will also be subject to antitrust filing requirements, and therefore will also fall within the scope of the antitrust review.

If business operators fail to comply with this law or other regulations, the anti-monopoly agency is empowered to cease the activities, unwind the transactions, and confiscate illegal gains and fines.

On August 17, 2021, the State Administration for Market Regulation issued the Provisions on Preventing Online Unfair Competition (Draft for Public Comments), which aim to regulate the unfair competition behaviors of business operators through Internet and other information networks. These provisions provide, among others, business operators should not use any technical means to impede, interfere or conduct unfair competition behaviors.

On November 15, 2021, the State Administration for Market Regulation published the Overseas Anti-monopoly Compliance Guidelines for Enterprises, which are aimed at helping PRC companies establish and strengthen overseas anti-monopoly compliance systems to reduce overseas anti-monopoly compliance risks. The guidelines apply to both PRC enterprises that conduct business and operation overseas and PRC enterprises that conduct business and operations in the PRC and may have certain impacts on overseas markets, in particular for those that conduct import and export trade, overseas investments, acquisition, transfer or license of intellectual properties and tendering and bidding activities.

In December 2021, the NDRC and other eight governmental authorities jointly issued the Opinions on Promoting the Standardized, Healthy and Sustainable Development of the Platform Economy, which provide guidelines on regulating various aspects of online platform businesses in China, including, among other, anti-monopoly, unfair competition, platform-related price behaviors, investments in financial institutions and user data issues in the internet platform economy, to promote the industry’s sound and sustained development.

On March 10, 2023, the State Administration for Market Regulation issued the Provisions on the Review of Concentrations of Undertakings, which became effective on April 15, 2023. Pursuant to these provisions, when determining a business operator’s acquisition of the control over other business operators or its decisive influence on other operators by virtue of contract or any other means, factors such as the purpose of transactions, the ownership structure of other operators, voting matters and voting mechanisms of other business operators’ general meetings, composition and voting mechanism of other business operators’ board of directors shall be taken into consideration. The business operators involved in the concentration of undertakings shall report to the State Administration for Market Regulation in advance where such concentration of undertakings concludes the thresholds of declaration, and such concentration of undertakings shall not be implemented without such declaration and approval.

On January 22, 2024, the State Council issued the Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which became effective on the same day. The provisions significantly increased the turnover thresholds to trigger merger control filings in mainland China. Specifically, a transaction that satisfies one of the following conditions must be notified to the State Administration for Market Regulation: (i) the aggregate turnover of all business operators concerned in the concentration exceeds RMB12 billion on a global basis (increased from the previous threshold of RMB10 billion) in the preceding financial year and each of at least two of them generated turnover in mainland China exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the preceding financial year; or (ii) the aggregate turnover in mainland China of all the business operators concerned in the concentration exceeds RMB4 billion (increased from the previous threshold of RMB2 billion) in the preceding financial year and each of at least two of them generated turnover in mainland China exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the preceding financial year. In addition, the provisions also provide that a transaction must be reported to anti-monopoly authority if there is evidence indicating that the concentration of business operator has or may have an effect of excluding or limiting competition, the anti-monopoly authority may order the operators to file for clearance, regardless of the threshold standard.

Regulations on M&A Rules and Overseas Listings

On August 8, 2006, six PRC regulatory agencies, including the CSRC, adopted the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009. Foreign investors shall comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the assets; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets and operate the assets. The M&A Rules purport, among other things, to require offshore special purpose vehicles formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange. However, the PRC Foreign Investment Law has partly replaced the M&A Rules in terms of its rules on equity or assets acquisition of a non-related domestic company by a foreign investor. As for equity/assets acquisition of a related domestic company by a foreign investor, such activity shall still be subject to the M&A Rules.

On July 6, 2021, the General Office of the State Council of the PRC and General Office of the Central Committee of the Communist Party of China issued the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. The opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by mainland China-based companies and proposed to take effective measures, such as promoting the construction of regulatory systems to deal with the risks and incidents faced by mainland China-based overseas-listed companies.

On February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the measures, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the measures, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the measures. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the measures.

Pursuant to the measures, when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions simultaneously, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (a) the revenues, profits, total assets or net assets of the domestic companies in mainland China in the most recent financial year accounts for more than 50% of the corresponding financial indicators in the issuer’s audited consolidated financial statements for the same period; and (b) the main business activities or operations are conducted in mainland China or its principal places of business are located in mainland China, or the majority of senior management in charge of business operation are Chinese citizens or domiciled in mainland China, and. The measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

In addition, pursuant to the measures, enterprises in mainland China is prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over t shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

On February 24, 2023, the CSRC, jointly with other governmental authorities, published issued the Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023. Pursuant to these provisions, mainland China-based companies that offer and list securities in overseas markets shall establish confidentiality and archives system. The “mainland China-based companies” refer to companies in mainland China limited by shares which are directly listed in the overseas capital market and the domestic operation entities of an offshore company being indirectly listed in a foreign stock exchange. The mainland China-based companies shall obtain approval from the authorities and file with the confidential administration department at the same level when providing or publicly disclosing documents and materials related to state secrets or secrets of the government authorities to the securities companies, securities service agencies or the offshore regulatory authorities, or providing or publicly disclosing such documents and materials through its offshore listing entity. In addition, the mainland China-based companies shall complete corresponding procedures when (i) providing or publicly disclosing documents and materials which may adversely affect national security and public interest to the securities companies, securities service agencies or the offshore regulatory authorities; (ii) providing or publicly disclosing such documents and materials through its offshore listing entity; or (iii) providing accounting files or copies to security companies, security service institutions, overseas regulators and individuals. The mainland China-based companies are also required to provide written statements on the implementation of the aforementioned rules to the securities companies and securities service agencies. If a mainland China-based company finds that the documents and materials related to state secrets or secrets of the government authorities or other materials which may adversely affect national security and public interest have been leaked or are going to be leaked, it should take remedial measures immediately and report to the authorities.

For other details of our business please refer to the section headed “Business Review and Outlook” in our Annual Results Announcement for the year ended December 31, 2023 as furnished with the SEC on Form 6-K on March 15, 2024.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate; (ii) Beike (Tianjin) Investment Co., Ltd., holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate; and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate; and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Qingdao Shengjia Huazhang Enterprise Management Co., Ltd. owns 94% of the total equity interest, and Beike Kestone Holdings (Hong Kong) Limited owns the remaining 6%.
(4)	Shanghai Chenhaibei Internet Technology Co., Ltd., Tianjin Haibei Information & Technology Co., Ltd. and Shanghai Huibeiju Technology Co., Ltd.
(5)	Beike Zhaofang Technology Co., Ltd., Tianjin Haibei Technology Service Co., Ltd. and Shanghai Haibi Technology Co., Ltd., the subsidiary of Beike Zhaofang Technology Co., Ltd.
(6)	Beijing Fangyuan Real Estate Consulting Services Co., Ltd., Beijing Lianjia Rongsheng Management Consulting Co., Ltd., Sichuan Lianjia Real Estate Brokerage Co., Ltd., and Beijing Xinfu Home Rental Co., Ltd., one of the subsidiaries of Beijing Lianjia Rongsheng Management Consulting Co., Ltd.

Contractual Arrangements with the VIEs and Their Shareholders

Current PRC laws and regulations impose certain restrictions or prohibitions on foreign ownership of companies that engage in value-added telecommunication services and certain financial services. We are an exempted company incorporated in the Cayman Islands. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Foreign Investment.” Our WFOEs are considered as foreign-invested enterprises. The following is a summary of the currently effective contractual arrangements by and among our WFOEs, the VIEs and their respective shareholders. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar. These contractual arrangements enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law.

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

Equity Pledge Agreements. Pursuant to the equity pledge agreements among our WFOEs, the VIEs and their respective shareholders, shareholders of the VIEs pledged all of their respective equity interests in the VIEs (other than the shareholder being WFOE itself) to our WFOEs as security for performance of the obligations of the VIEs and their shareholders under the exclusive business cooperation agreements, the power of attorney agreements, the exclusive option agreements and the equity pledge agreements. As of the date of this annual report, we have registered all such equity pledges in the VIEs with the local branch of the State Administration for Market Regulation in accordance with PRC laws to perfect their respective equity pledges. After the completion of the equity pledge registrations, in the event of a breach by the VIEs or their shareholders of contractual obligations under these agreements, our WFOEs, as pledgee, will have the right to request for enforcement of the pledge and have the priority right to receive the proceeds from auction or sale of the pledged equity interests in the VIEs. The shareholders of the VIEs also undertake that, during the term of the equity pledge agreements, unless otherwise approved by our WFOEs in writing, they will not transfer the pledged equity interests or create or allow any new pledge or other encumbrance on the pledged equity interests. The pledges of equity interests under the equity pledge agreements take effect upon the completion of registration with the local branch of the State Administration for Market Regulation in accordance with PRC laws and shall remain valid until (i) after all the contractual obligations of the VIEs and their shareholders under the contractual arrangements have been fully performed and all the outstanding debts of the VIEs and their shareholders under the contractual arrangements have been fully paid, or (ii) all the equity interests in the VIEs have been transferred to our WFOEs to the extent permitted by the PRC laws and regulations (where applicable).

Spousal Consent Letters. Pursuant to the spousal consent letters, each of the spouses of the applicable individual shareholders of the VIEs acknowledges and confirms the execution of the exclusive business cooperation agreement, equity pledge agreement, exclusive option agreement and power of attorney agreement, and unconditionally and irrevocably agrees that the equity interest in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to these agreements. In addition, each of them agrees not to assert any rights over the equity interest in the VIEs held by his or her respective spouses. In addition, in the event that any of them obtains any equity interest in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agree to enter into similar contractual arrangements.

Agreements that allow us to receive economic benefits from the VIEs

Exclusive Business Cooperation Agreements. Pursuant to the exclusive cooperation agreements among our WFOEs and the VIEs, respectively, our WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support and consulting services. Without prior written consent of our WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others and shall not establish similar corporation relationship with any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay our WFOEs services fees, the amount of which will be 100% of the total consolidated profit of the VIEs, after the deduction of any accumulated deficit of the VIEs in respect of the preceding financial years, operating costs, expenses and taxes or any other amount determined by our WFOEs, with reference to the working capital needs of the VIEs. Our WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective unless terminated in accordance with the provisions of the exclusive cooperation agreements or terminated in writing by the WFOEs. Unless otherwise required by applicable PRC laws, the VIEs shall not have any right to terminate the exclusive cooperation agreements unilaterally in any event.

Agreements that provide us with the option to purchase the equity interests in the VIEs

Exclusive Option Agreements. Pursuant to the exclusive option agreements among our WFOEs, the VIEs and their respective shareholders, the shareholders of each of the VIEs (other than the shareholder being WFOE itself) irrevocably grant the respective WFOE an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs. The purchase price with respect to the equity interests in the VIEs shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law. The shareholders of the VIEs also undertake that subject to the PRC laws, they will return to our WFOEs or their designated person any consideration they receive in the event that any of the WFOEs exercises the options under the exclusive option agreements to acquire the equity interests in the VIEs. The shareholders of the VIEs also undertake to pay to our WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of our WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of our WFOEs, not to cause the VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), be liquidated or dissolved (unless mandated by PRC laws), incur any debts (except for payables incurred in the ordinary course of business other than through loans), or undertake any actions that may adversely affect the VIEs’ operating status and asset value. The shareholders of the VIEs also agree to appoint the directors and senior management designated by our WFOEs. These agreements will remain effective till all of the equity interests of the VIEs have been transferred to our WFOEs and/or their designated persons, or the parties to such agreements agree to terminate the agreement. Unless otherwise required by applicable PRC laws, the VIEs and their respective shareholders shall not have any right to terminate these agreements unilaterally in any event.

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

However, we have been further advised by our PRC legal counsel that the interpretation and application of current and future PRC laws, regulations and rules are still evolving. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinions of our PRC legal counsel. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC government restrictions on foreign investment in our businesses, we could be subject to severe penalties including being prohibited from continuing operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.”

D.	Property, Plant and Equipment

We are headquartered in Beijing where we leased an aggregate area of approximately 57,000 square meters as of December 31, 2023 for office space. We leased approximately 7,900 facilities as of December 31, 2023 primarily for real estate brokerage stores we operate under Lianjia brand across 25 cities in China and home renovation and furnishing service stores we operate across 51 cities in China. We owned a facility of approximately 55,210 square meters as of December 31, 2023 as our training center, Huaqiao Academy, in Kunshan, Jiangsu Province, China. We also owned a facility of approximately 120,300 square meters as of December 31, 2023 in Jinhua, Zhejiang Province, China as our home renovation and furnishing factory and its ancillary rooms.

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

Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2023, we facilitated approximately 4.4 million housing transactions on our platform with an aggregate GTV of RMB3,142.9 billion (US$442.7 billion).

We have four main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses, such as our Carefree Rent model rental property management business.

Our total revenues decreased by 24.9% from RMB80.8 billion in 2021 to RMB60.7 billion in 2022 and increased by 28.2% to RMB77.8 billion (US$11.0 billion) in 2023. We recorded net losses of RMB525 million in 2021 and RMB1,397 million in 2022, and a net income of RMB5,890 million (US$830 million) in 2023.

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

Our ability to attract housing customers and enhance customer experience

Our ability to attract housing customers through facilitating housing transaction and providing home renovation and furnishing, and home rental services to housing customers affects our transaction volume, which directly affects our net revenues.  Home ownership involves difficult decisions by most housing customers. Therefore, they tend to choose brokerage stores and agents that are most reliable and efficient in locating the ideal property and completing the transaction, and can provide high service quality and transparency. Our deep understanding of China’s housing market and goodwill accumulated through our 22 years of operation have helped us gain trust from housing customers. In 2021, 2022 and 2023, we facilitated 4.5, 3.8 and 4.4 million housing transactions on our platform, respectively, and recorded a GTV of RMB3,853 billion, RMB2,609.6 billion and RMB3,142.9 billion (US$442.7 billion) in aggregate, respectively.

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

Our ability to attract and retain real estate brokerage stores and agents on our platform

The gross transaction value on our platform and our platform service fees are also affected by the number of real estate brokerage stores and agents on our platform and their activity level. Since the inception of our Beike platform, we have attracted real estate brokerage stores and agents to join our platform while maintaining high service quality. As of December 31, 2023, there were over 397,000 active agents and approximately 42,000 active stores, representing 256 real estate brokerage brands, whereas there were over 349,000 active agents and over 37,400 active stores as of December 31, 2022, and over 406,000 active agents and over 45,000 active stores as of December 31, 2021.

Real estate brokerage stores and agents are attracted to our platform by the access to the extensive authentic property listing database, the large number of housing customers, the efficiency and collaborative efforts promoted by our Agent Cooperation Network, the standard protocols that ensure universally high service quality, and the convenient modules on our platform, which we believe empower real estate brokerage stores and agents to efficiently navigate business opportunities, deliver quality services and complete transactions.

Our ability to increase cooperation with real estate developers

The sales commissions earned from real estate developers for our new home transaction services contributed significantly to our net revenue. The GTV generated from new home transactions on our platform decreased from RMB1,608.6 billion in 2021 to RMB940.5 billion in 2022, and increased to RMB1,003.0 billion (US$141.3 billion) in 2023.

As the supply and demand dynamics in China’s housing market become more balanced, we are increasingly valued by real estate developers. Real estate developers choose to work with us to take advantage of the infrastructure our platform has built, who cooperate with us in diverse ways and build up our thriving ecosystem.

We believe our reputation for high-quality service among the large housing customer base and our growing network of real estate brokerage stores and agents that transact actively on our platform well position us to increase cooperation with existing and new real estate developers.

Our ability to monetize the activities on our platform

The rapid adoption of our Beike platform has proven the compatibility of our infrastructure in empowering brokerage stores and agents. As of December 31, 2023, there were over 397,000 active agents and approximately 42,000 active brokerage stores on our platform, facilitating approximately 4.4 million housing transactions in 2023. As our platform grows, we expect its network effect to improve matching and capture more transactions, which in turn will generate greater opportunities for revenue growth, including commission fee, platform service fee, and franchise fee. We constantly improve our services and better empower real estate agents on our platform so that they can transact more efficiently. We believe the improved transaction efficiency of agents on our platform has in turn increased their stickiness to our service offerings, and potentially increases their income and results in higher service fees to us as a portion of their income.

Our ability to expand service offerings on our platform

Our platform brings us close to a variety of participants in China’s housing transactions and services industry. In addition to housing customers, brokerage agents and real estate developers, additional industry participants are drawn to our platform and actively transact and engage with each other. We see great monetization potential by increasing our value proposition to customers and expanding our service offerings in the vast residential industry. We have built up our home renovation and furnishing services, which aim to provide a one-stop solution. According to customer needs and preferences, we provide professional services including home design, construction, customized furniture and soft furnishings delivery, as well as post-sales support, to create an ideal and comfortable living space for our customers.

We have been expanding our offerings into other housing-related areas, including rental property management services. We believe these efforts will help diversify our revenue mix.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to control our operating costs and expenses. We expect our costs and expenses to continue to increase as we grow our business into various housing services such as home renovation and furnishing and attract more industry participants. Our cost of revenues consists primarily of compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels, as well as cost related to our Lianjia stores. For our operating expenses, we incurred share-based compensation expenses to attract and retain talents required for our platform business. Excluding share-based compensation expenses, our operating expenses as a percentage of revenue increased from 19.9% in 2021 to 20.7% in 2022, and decreased to 18.3% in 2023.

We believe our massive scale, coupled with the network effect of our platform, will allow us to improve our operational efficiency over time.

Key Components of Results of Operations

Net revenues

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Existing home transaction services	31,947,953	39.6	24,123,703	39.8	27,954,135	3,937,258	35.9
New home transaction services	46,472,378	57.5	28,650,374	47.2	30,575,778	4,306,508	39.3
Home renovation and furnishing	197,452	0.2	5,046,627	8.3	10,850,497	1,528,261	14.0
Emerging and other services	2,134,656	2.7	2,848,075	4.7	8,396,522	1,182,625	10.8
Total net revenues	80,752,439	100.0	60,668,779	100.0	77,776,932	10,954,652	100.0

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

Cost of revenues

Our cost of revenues consists primarily of compensation to our internal agents and sales professionals and split commissions to connected agents and other sales channels, cost of home renovation and furnishing, property leasing costs, and cost related to Lianjia stores.

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

The following table sets forth the components of our cost of revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Commission — split	31,633,827	39.2	20,499,632	33.8	25,713,752	3,621,706	33.1
Commission and compensation — internal	26,303,507	32.6	17,853,694	29.4	17,884,796	2,519,021	23.0
Cost of home renovation and furnishing	195,869	0.2	3,562,068	5.9	7,705,325	1,085,272	9.9
Cost related to stores	3,809,757	4.7	3,346,436	5.5	2,872,093	404,526	3.7
Others	2,990,064	3.7	1,626,202	2.7	1,882,952	265,208	2.4
Total cost of revenues	64,933,024	80.4	46,888,032	77.3	56,058,918	7,895,733	72.1

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of goodwill, intangible assets and other long-lived assets. The following table breaks down our total operating expenses by categories, both in absolute amount and as a percentage of total net revenues, for the periods presented:

	For the Year Ended December 31,
	2021		2022		2023
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Sales and marketing expenses	4,309,116	5.3	4,573,382	7.5	6,654,178	937,221	8.6
General and administrative expenses	8,924,470	11.1	7,346,665	12.1	8,236,569	1,160,096	10.6
Research and development expenses	3,193,988	4.0	2,545,549	4.2	1,936,780	272,790	2.5
Impairment of goodwill, intangible assets and other long-lived assets	746,705	0.9	148,057	0.2	93,417	13,158	0.1
Total operating expenses	17,174,279	21.3	14,613,653	24.0	16,920,944	2,383,265	21.8

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

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for the personnel engaged in research and development activities, (ii) depreciation and amortization of our technology infrastructure, and (iii) service fees related to research and development activities. We expect that our research and development expenses will increase in absolute amounts after 2023, as we continue to build our technology infrastructure and improve our digitalization capabilities.

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

From the second half of 2021, the market downturn and its impact on our operations caused a triggering event for possible impairment of goodwill. Based on the results of quantitative tests we performed on reporting units, we recorded a total goodwill impairment loss of RMB732.4 million in 2021, RMB141.8 million in 2022 and RMB93.4 million in 2023 for the existing and new home transaction services.

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	11,824,452	9,612,865	13,191,225	1,857,946
Contribution margin (existing home transaction services)	37.0%	39.8%	47.2%	47.2%
Contribution (new home transaction services)	8,947,138	6,764,354	8,120,525	1,143,752
Contribution margin (new home transaction services)	19.3%	23.6%	26.6%	26.6%
Contribution (home renovation and furnishing)	1,583	1,484,559	3,145,172	442,989
Contribution margin (home renovation and furnishing)	0.8%	29.4%	29.0%	29.0%
Contribution (emerging and other services)	1,846,063	891,607	2,016,137	283,966
Contribution margin (emerging and other services)	86.5%	31.3%	24.0%	24.0%

We define contribution for each service line as the revenue less the direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services, property leasing costs related to rental property management service and direct costs for home renovation and furnishing. We define contribution margin as a percentage of contribution bearing to revenue.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	31,947,953	24,123,703	27,954,135	3,937,258
Less: Commission and compensation	(20,123,501)	(14,510,838)	(14,762,910)	(2,079,312)
Contribution	11,824,452	9,612,865	13,191,225	1,857,946
New home transaction services
Net revenues	46,472,378	28,650,374	30,575,778	4,306,508
Less: Commission and compensation	(37,525,240)	(21,886,020)	(22,455,253)	(3,162,756)
Contribution	8,947,138	6,764,354	8,120,525	1,143,752
Home renovation and furnishing
Net revenues	197,452	5,046,627	10,850,497	1,528,261
Less: Material costs, commission and compensation	(195,869)	(3,562,068)	(7,705,325)	(1,085,272)
Contribution	1,583	1,484,559	3,145,172	442,989
Emerging and other services
Net revenues	2,134,656	2,848,075	8,396,522	1,182,625
Less: Property leasing costs, commission and compensation	(288,593)	(1,956,468)	(6,380,385)	(898,659)
Contribution	1,846,063	891,607	2,016,137	283,966

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, and emerging and other services. Material costs are deducted from home renovation and furnishing. Property leasing costs are deducted from emerging and other services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services increased from 37.0% in 2021 to 39.8% in 2022, primarily attributable to the decreased fixed compensation costs for Lianjia agents along with the decreased number of Lianjia agents. The contribution margin for existing home transaction services increased from 39.8% in 2022 to 47.2% in 2023, primarily attributable to the decreased fixed compensation costs for Lianjia agents, along with the increased net revenues from existing home transaction services.

The contribution for new home transaction services decreased from RMB8.9 billion in 2021 to RMB6.8 billion in 2022, while the contribution margin increased from 19.3% in 2021 to 23.6% in 2022, primarily as a result of an increased number of projects with higher margins and a relatively lower percentage of fixed compensation costs of net revenues from new home transaction services. The contribution for new home transaction services increased to RMB8.1 billion in 2023 and the contribution margin increased to 26.6% in 2023, primarily attributable to increased net revenues from new home transaction services and decreased fixed compensation costs.

The contribution margin for home renovation and furnishing was 0.8% in 2021, as we just launched the business and recorded relatively small revenues and costs. The contribution margin for home renovation and furnishing remained stable at 29.4% in 2022 and 29.0% in 2023.

Leveraging our industry know-hows and close connection with platform participants, we have also tapped into adjacent market opportunities. These emerging and other services can efficiently utilize our infrastructure in place, and some of them require relatively less variable and direct costs to deliver. The contribution margin for our emerging and other services decreased from 86.5% in 2021 to 31.3% in 2022 and further decreased to 24.0% in 2023, primarily due to the increase of contribution from rental property management services which has a lower margin.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on corporations based upon profits, income, gains or appreciation. There are no other taxes likely to be material to us levied by the government of Cayman Islands except for stamp duties which may be applicable on instruments executed in, brought to, or produced within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

PRC

Generally, our PRC subsidiaries, consolidated variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. A reduced income tax rate of 15% is applicable to enterprises set up in the Western Regions with their main business in encouraged industries. A “software enterprise,” which is reassessed annually, is entitled to the exemption of two years and halving for three years of corporate income tax from the profit-making year. Certain of our PRC subsidiaries are currently enjoying favorable tax rates as high and new technology enterprises or software enterprise or enterprises within the catalogue of encouraged industry in the Western Regions.

We are also subject to value added tax at a rate of 6% on most of the services we provide, less any deductible value-added tax we have already paid or borne. We are also subject to surcharges on value-added tax payments in accordance with PRC law.

Dividends paid by our wholly foreign-owned subsidiaries in China to our intermediary holding companies in Hong Kong will be subject to a withholding tax rate of 10%, unless the Hong Kong entity satisfies all the requirements under the Arrangement between the PRC and the Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion with respect to Taxes on Income and Capital and receives approval from the tax authority. If a Hong Kong subsidiary satisfies all the requirements under the tax arrangement and receives approval from the tax authority, then the dividends paid to the Hong Kong subsidiary would be subject to withholding tax at the standard rate of 5%. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—We may rely on dividends and other distributions on equity paid by our PRC subsidiaries to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.”

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	31,947,953	24,123,703	27,954,135	3,937,258
New home transaction services	46,472,378	28,650,374	30,575,778	4,306,508
Home renovation and furnishing	197,452	5,046,627	10,850,497	1,528,261
Emerging and other services	2,134,656	2,848,075	8,396,522	1,182,625
Total net revenues	80,752,439	60,668,779	77,776,932	10,954,652
Cost of revenues:
Commission — split	(31,633,827)	(20,499,632)	(25,713,752)	(3,621,706)
Commission and compensation — internal	(26,303,507)	(17,853,694)	(17,884,796)	(2,519,021)
Cost of home renovation and furnishing	(195,869)	(3,562,068)	(7,705,325)	(1,085,272)
Cost related to stores	(3,809,757)	(3,346,436)	(2,872,093)	(404,526)
Others(1)	(2,990,064)	(1,626,202)	(1,882,952)	(265,208)
Total cost of revenues	(64,933,024)	(46,888,032)	(56,058,918)	(7,895,733)
Gross profit	15,819,415	13,780,747	21,718,014	3,058,919
Sales and marketing expenses(1)	(4,309,116)	(4,573,382)	(6,654,178)	(937,221)
General and administrative expenses(1)	(8,924,470)	(7,346,665)	(8,236,569)	(1,160,096)
Research and development expenses(1)	(3,193,988)	(2,545,549)	(1,936,780)	(272,790)
Others	1,748,885	977,139	2,993,508	421,627
Income before income tax expense	1,140,726	292,290	7,883,995	1,110,439
Income tax expense	(1,665,492)	(1,689,574)	(1,994,391)	(280,904)
Net income (loss)	(524,766)	(1,397,284)	5,889,604	829,535
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
—Basic	3,549,121,628	3,569,179,079	3,521,379,938	3,521,379,938
—Diluted	3,549,121,628	3,569,179,079	3,611,653,020	3,611,653,020
Net income (loss) per share attributable to ordinary shareholders
— Basic	(0.15)	(0.39)	1.67	0.24
— Diluted	(0.15)	(0.39)	1.63	0.23

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	406,131	356,844	502,523	70,779
Sales and marketing expenses	110,446	121,396	180,465	25,418
General and administrative expenses	595,732	1,659,755	2,345,895	330,412
Research and development expenses	425,978	287,254	186,666	26,291
Total	1,538,287	2,425,249	3,215,549	452,900

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Net revenues

Our net revenues increased by 28.2% to RMB77.8 billion (US$11.0 billion) in 2023 from RMB60.7 billion in 2022, primarily attributable to a 20.4% increase of total GTV to RMB3,142.9 billion (US$442.7 billion) in 2023 from RMB2,609.6 billion in 2022. This was driven by (i) the recovery of the existing home transaction market due to supportive polices and the release of pent-up demand especially in the first half of 2023, (ii) a more active existing home market performance especially in second and lower tier cities, (iii) our proactive and strategic expansion that helped us deepen our market penetration and enhance our sales-through, and (iv) the expansion of our home renovation and furnishing business and rental property management services business.

Existing home transaction services. Our net revenues from existing home transaction services increased by 15.9% to RMB28.0 billion (US$3.9 billion) in 2023 from RMB24.1 billion in 2022, primarily attributable to a 28.6% increase of the GTV of existing home transactions to RMB2,028.0 billion (US$285.6 billion) in 2023 from RMB1,576.5 billion in 2022. The higher growth rate of the GTV of existing home transaction services as compared to that of net revenues was primarily attributable to a higher contribution from the GTV of existing home transaction services served by connected agents on our platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Commission revenue increased by 10.8% to RMB22.9 billion (US$3.2 billion) in 2023 from RMB20.6 billion in 2022, primarily due to a 13.6% increase in GTV of existing home transactions served by Lianjia stores to RMB847.6 billion (US$119.4 billion) in 2023 from RMB746.4 billion in 2022.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, increased by 45.8% to RMB5.1 billion (US$0.7 billion) in 2023 from RMB3.5 billion in 2022, mainly due to a 42.2% increase of GTV of existing home transactions served by connected agents on our platform to RMB1,180.4 billion (US$166.3 billion) in 2023 from RMB830.1 billion in 2022.

New home transaction services. Our net revenues from new home transaction services increased by 6.7% to RMB30.6 billion (US$4.3 billion) in 2023 from RMB28.7 billion in 2022, primarily due to a 6.7% increase of GTV of new home transactions to RMB1,003.0 billion (US$141.3 billion) in 2023 from RMB940.5 billion in 2022. In particular, the GTV of new home transactions served by Lianjia brand increased by 13.7% to RMB193.2 billion (US$27.2 billion) in 2023 from RMB170.0 billion in 2022, while the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 5.1% to RMB809.9 billion (US$114.1 billion) in 2023 from RMB770.5 billion in 2022.

Home renovation and furnishing. Our net revenues from home renovation and furnishing increased by 115.0% to RMB10.9 billion (US$1.5 billion) in 2023 from RMB5.0 billion in 2022, primarily attributable to (i) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, (ii) higher contribution from furniture and home furnishing sales (including customized furniture, soft furnishings, and electrical appliances), and (iii) enhanced delivery capabilities.

Emerging and other services. Our net revenues from emerging and other services increased by 194.8% to RMB8.4 billion (US$1.2 billion) in 2023 from RMB2.8 billion in 2022, primarily attributable to the increase of net revenues from rental property management services driven by the increase of the number of rental units under the Carefree Rent business.

Cost of revenues

Our cost of revenues increased by 19.6% from RMB46.9 billion in 2022 to RMB56.1 billion (US$7.9 billion) in 2023.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels and property leasing costs for rental property management services increased by 25.4% from RMB20.5 billion in 2022 to RMB25.7 billion (US$3.6 billion) in 2023, primarily due to the increase in GTV of new home transactions completed through connected agents and other sales channels in 2023 and the increase in property leasing costs of rental property management services.

●	Commission and compensation — internal. Our cost of revenues for internal commissions and compensation remained stable at RMB17.9 billion (US$2.5 billion) in 2023, as compared to RMB17.9 billion in 2022, primarily attributable to an increased variable commission costs driven by the increased GTV of existing home transactions and new home transactions completed through Lianjia agents, offset by the decreased fixed compensation costs.
●	Cost of home renovation and furnishing. Our cost of home renovation and furnishing increased by 116.3% to RMB7.7 billion (US$1.1 billion) in 2023 from RMB3.6 billion in 2022, primarily attributable to the growth of net revenues from home renovation and furnishing in 2023 with a relatively flat contribution margin as compared to 2022.
●	Cost related to stores. Our cost related to stores decreased by 14.2% to RMB2.9 billion (US$0.4 billion) in 2023 from RMB3.3 billion in 2022, mainly due to the decrease in the number of Lianjia stores.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 45.5% to RMB6.7 billion (US$0.9 billion) in 2023 from RMB4.6 billion in 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing, which is in line with the growth of net revenues from home renovation and furnishing.

General and administrative expenses. Our general and administrative expenses increased by 12.1% to RMB8.2 billion (US$1.2 billion) in 2023 from RMB7.3 billion in 2022, mainly due to the increase of provision for credit loss and share-based compensation, partially offset by the decrease in personnel costs.

Research and development expenses. Our research and development expenses decreased by 23.9% to RMB1.9 billion (US$0.3 billion) in 2023 from RMB2.5 billion in 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB93.4 million (US$13.2 million) in 2023, compared to RMB148.1 million in 2022, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2022 to 2023.

Income tax expense

We recorded an income tax expense of RMB1,994.4 million (US$280.9 million) in 2023, compared to an income tax expense of RMB1,690 million in 2022.

Net income (loss)

As a result of the foregoing, we recorded a net income of RMB5,890 million (US$830 million) in 2023, as compared to a net loss of RMB1,397 million in 2022.

Year ended December 31, 2022 Compared to Year ended December 31, 2021

Net revenues

Our net revenues decreased by 24.9% to RMB60.7 billion in 2022, compared to RMB80.8 billion in 2021. The decrease was primarily attributable to the decline in the total GTV by 32.3% to RMB2,609.6 billion in 2022 from RMB3,853.5 billion in 2021 due to the soft market sentiment and the disruption of the resurgences to our operations caused by COVID-19 in 2022.

Existing home transaction services. Our net revenues from existing home transaction services decreased by 24.5% to RMB24.1 billion in 2022, compared to RMB31.9 billion in 2021, primarily due to a 23.4% decrease in GTV of existing home transactions to RMB1,576.5 billion in 2022 from RMB2,058.2 billion in 2021.

Commission revenue decreased by 27.3% to RMB20.6 billion in 2022 from RMB28.4 billion in 2021, primarily due to a decrease in GTV of existing home transactions served by Lianjia stores of 27.9% to RMB746.4 billion in 2022 from RMB1,034.8 billion in 2021.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, decreased by 2.5% to RMB3.5 billion in 2022 from RMB3.6 billion in 2021, as the GTV of existing home transactions served by connected agents on our platform decreased by 18.9% to RMB830.1 billion in 2022 from RMB1,023.4 billion in 2021, which was partially offset by a moderate increase in existing home transaction commission rate charged by connected stores and the increased penetration level of value-added services.

New home transaction services. Our net revenues from new home transaction services decreased by 38.3% to RMB28.7 billion in 2022 from RMB46.5 billion in 2021, primarily due to the decrease of GTV of new home transactions of 41.5% to RMB940.5 billion in 2022 from RMB1,608.6 billion in 2021. Among that, the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 42.3% year-over-year to RMB770.5 billion from RMB1,334.6 billion in 2021, while the GTV of new home transactions served by Lianjia brand decreased by 38.0% year-over-year to RMB170.0 billion from RMB274.1 billion in 2021.

Home renovation and furnishing. Our net revenues from home renovation and furnishing were RMB5.0 billion in 2022, compared to RMB197 million in 2021, primarily because we completed the acquisition of Shengdu and began to consolidate its financial results during the second quarter of 2022 and the organic growth of the GTV for home renovation and furnishing business.

Emerging and other services. Our net revenues from emerging and other services increased by 33.4% to RMB2.8 billion in 2022 from RMB2.1 billion in 2021, primarily attributable to the increase of net revenues from rental property management services which was partially offset by the decrease of net revenues from financial services.

Cost of revenues

Our cost of revenues decreased by 27.8% to RMB46.9 billion in 2022 from RMB64.9 billion in 2021, primarily due to the decrease in both split commissions to connected agents and other sales channels, and internal commission and compensation.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels decreased by 35.2% to RMB20.5 billion in 2022 from RMB31.6 billion in 2021, primarily due to the decrease in the GTV of new home transactions completed through connected agents and other sales channels in 2022 compared to 2021.
●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation decreased by 32.1% to RMB17.9 billion in 2022 from RMB26.3 billion in 2021, primarily due to the decrease in the fixed compensation costs of Lianjia agents, dedicated sales team with the expertise on new home transaction services and other front line operation staff along with the drop in the headcount, and the decrease in variable commission as a result of the decreased GTV of existing home transactions completed through Lianjia agents and new home transactions completed through Lianjia agents and dedicated sales team with the expertise on new home transaction services.
●	Cost of home renovation and furnishing. Our cost of revenues for home renovation and furnishing was RMB3.6 billion in 2022, compared to RMB0.2 billion in 2021, which was primarily attributable to the Shengdu acquisition and the organic growth of net revenues from our home renovation and furnishing business.
●	Cost related to stores. Our cost related to stores decreased by 12.2% to RMB3.3 billion in 2022 compared to RMB3.8 billion in 2021, mainly due to the decrease in the number of Lianjia stores along with market downtrend in 2022 compared to 2021.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses were RMB4.6 billion in 2022, compared to RMB4.3 billion in 2021, mainly due to the increase in sales and marketing expenses for home renovation and furnishing services as the financial results of Shengdu were consolidated since the second quarter of 2022, which was partially offset by the decrease of the brand advertising and promotional marketing expenses and personnel costs for housing transaction services.

General and administrative expenses. Our general and administrative expenses decreased by 17.7% to RMB7.3 billion in 2022 from RMB8.9 billion in 2021, mainly due to the decrease of provision for credit loss along with the decreased accounts receivable balance and the decrease of personnel costs and overheads along with the reduction of the headcount, which was partially offset by the increase of share-based compensation in 2022 compared to 2021.

Research and development expenses. Our research and development expenses decreased by 20.3% to RMB2.5 billion in 2022 from RMB3.2 billion in 2021, mainly due to the decrease of personnel costs and share-based compensation as a result of decreased headcount in research and development personnel in 2022 compared to 2021.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB148.1 million in 2022, compared to RMB747 million in 2021, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2021 to 2022.

Income tax expense

We recorded an income tax expense of RMB1,690 million in 2022, compared to an income tax expense of RMB1,665 million in 2021.

Net income (loss)

As a result of the foregoing, we recorded a net loss of RMB1,397 million in 2022, compared to a net loss of RMB525 million in 2021.

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

The total amount increased from RMB56.1 billion as of December 31, 2021 to RMB61.1 billion as of December 31, 2022, which was mainly attributable to the cash provided by operating activities of RMB8.5 billion. The total amount decreased from RMB61.1 billion as of December 31, 2022 to RMB60.1 billion (US$8.5 billion) as of December 31, 2023, which was mainly attributable to an increase in long-term time deposits which were recorded in long-term investments and payment for the consideration of share repurchase, part of which were provided by the cash from operating activities in 2023.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses decreased from RMB9.3 billion as of December 31, 2021 to RMB4.2 billion as of December 31, 2022 and further decreased to RMB3.2 billion (US$0.4 billion) as of December 31, 2023, primarily due to the improvement of accounts receivable turnover days.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risk in collecting our accounts receivable and deposits from real estate developers” for more details. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as the “commission in advance” model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB35.9 billion in 2022 and RMB33.5 billion (US$4.7 billion) in 2023, compared to the net revenue from new home transaction services of RMB28.7 billion in 2022 and RMB30.6 billion (US$4.3 billion) in 2023. The increase of accounts receivable turnover days for new home transaction services from 97 days in 2021 to 105 days in 2022 was a result of the slowdown in collection activities due to the COVID-19 pandemic, particularly in the first half of 2022. We managed to reduce our accounts receivable turnover days for new home transaction services improved to 55 days in 2023 in spite of the market downturn for new home transactions. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2021, 6 days in 2022 and 6 days in 2023. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,141 million, RMB1,687 million and RMB1,067 million (US$150 million) as of December 31, 2021, 2022 and 2023, respectively. The increase in 2022 was primarily due to an increase in the trademarks in connection with the Shengdu acquisition. The decrease in 2023 was primarily due to the amortization of the business cooperation agreement and intangible assets in connection to Shengdu acquisition.

Long-term investments, net

Our long-term investments amounted to RMB17.0 billion, RMB17.9 billion and RMB23.6 billion (US$3.3 billion) as of December 31, 2021, 2022 and 2023, respectively. The increase from December 31, 2021 to December 31, 2023 was mainly due to the increase in long-term time deposits.

Goodwill

Our goodwill was RMB1,806 million, RMB4,934 million and RMB4,857 million (US$684 million) as of December 31, 2021, 2022 and 2023, respectively. The increase in 2022 was primarily due to the goodwill recognized in the Shengdu acquisition. The decrease in 2023 was primarily due to the impairment of the goodwill related to reporting units within the existing home transaction services business and the new home transaction services business in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2022	2023
	RMB	RMB	US$

	(in thousands)
Current:
Advances to suppliers	618,694	574,170	80,870
Deposits paid to real estate developers	530,308	222,604	31,353
Prepaid rental and other deposits	1,243,443	1,625,026	228,880
Staff advances	68,035	65,253	9,191
Receivables from escrow account	34,118	6,676	940
Interests receivable	11,035	14,664	2,065
VAT-input deductible	660,104	707,416	99,637
Prepaid income tax	108,972	177,560	25,009
Inventories	127,558	304,208	42,847
Capitalized costs of obtaining contracts	155,636	338,811	47,721
Others	499,940	630,588	88,817
Total	4,057,843	4,666,976	657,330
Non-current:
Deferred tax asset	856,958	1,113,692	156,860
VAT-input deductible	169,879	192,991	27,182
Prepayment for land use right	—	154,575	21,771
Others	5,414	11,783	1,660
Total	1,032,251	1,473,041	207,473

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide brokerage service, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. The increase in prepaid rental and other deposit was due to our expansion of rental property management services. Prepayment for land use right as of December 31, 2023 represents the first instalment for a land located in Hangzhou, which was acquired for our home renovation and furnishing business, with a total consideration of RMB309 million.

Accounts payable

Our accounts payable increased from RMB5,843 million as of December 31, 2022 to RMB6,329 million (US$891 million) as of December 31, 2023, which was in line with the revenues from home renovation and furnishing.

Short-term borrowings

As of December 31, 2021, 2022 and 2023, our short-term borrowings were RMB260 million, RMB619 million and RMB290 million (US$41 million), respectively. The total balance of short-term borrowings as of December 31, 2022 mainly included three bank loans at a fixed borrowing rate of 3.58% which started in September, December, and December 2022, respectively. The total balance of short-term loans as of December 31, 2023 mainly includes two bank loans, starting from September and December 2023, with fixed loan interest rates of 3.35% and 3.30%, respectively.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities	3,595,122	8,460,754	11,157,625	1,571,522
Net cash used in investing activities	(24,884,074)	(8,472,355)	(3,977,440)	(560,210)
Net cash used in financing activities	(1,074,173)	(1,154,993)	(6,961,591)	(980,519)
Effect of exchange rate change on cash, cash equivalents and restricted cash	(442,141)	28,644	44,608	6,278
Net increase (decrease) in cash, cash equivalents and restricted cash	(22,805,266)	(1,137,950)	263,202	37,071
Cash, cash equivalents and restricted cash at the beginning of the year	49,537,475	26,732,209	25,594,259	3,604,876
Cash, cash equivalents and restricted cash at the end of the year	26,732,209	25,594,259	25,857,461	3,641,947

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2021, 2022 and 2023, our cash, cash equivalents, restricted cash and short-term investments were RMB56.1 billion, RMB61.1 billion and RMB60.1 billion (US$8.5 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

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

Operating activities

Net cash generated from operating activities in 2023 was RMB11.2 billion (US$1.6 billion). The difference between net cash generated from operating activities and net income of RMB5,890 million (US$830 million) in 2023 was the result of adding back RMB4,848 million (US$683 million) for adjustments of non-cash items, adding back RMB15 million (US$2 million) for dividend received from equity method investments and removing RMB1,413 million (US$199 million) of investment and interest income, which are by nature investing activities, and adding RMB1,818 million (US$256 million) released from working capital.

The adjustment of non-cash items primarily consisted of RMB3,216 million (US$453 million) in share-based compensation expenses, RMB775 million (US$109 million) in depreciation expenses, RMB29 million (US$4 million) in impairment loss for equity investments accounted for using measurement alternative, RMB627 million (US$88 million) in amortization of intangible assets, and RMB78 million (US$11 million) in fair value changes in investments.

The additional cash released from working capital was the result of a RMB835 million (US$118 million) decrease in accounts receivable and contract assets, a RMB6,123 million (US$862 million) increase in lease liabilities, a RMB1,405 million (US$198 million) increase in contract liabilities, and a RMB1,586 million (US$223 million) increase in accrued expenses and other current liabilities, partially offset by a RMB6,334 million (US$892 million) increase in right-of-use assets, a RMB883 million (US$124 million) increase in prepayments, receivables and other assets, and a RMB1,220 million (US$172 million) decrease in employee compensation and welfare payable.

Net cash generated from operating activities in 2022 was RMB8,461 million. The difference between net cash generated from operating activities and net loss of RMB1,397 million in 2022 was the result of adding back RMB5,562 million for adjustments of non-cash items, adding back RMB27 million for dividend received from equity method investments and removing RMB767 million of investment and interest income, which are by nature investing activities, and adding RMB5,036 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,425 million in share-based compensation expenses, RMB918 million in depreciation expenses, RMB592 million in impairment loss for equity investments accounted for using measurement alternative, RMB584 million in amortization of intangible assets, and RMB512 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB5,161 million decrease in accounts receivable and contract assets, a RMB4,074 million increase in lease liabilities, and a RMB921 million increase in contract liabilities, partially offset by a RMB3,509 million increase in right-of-use assets, a RMB958 million decrease in employee compensation and welfare payable, and a RMB866 million decrease in accounts payable

Net cash generated from operating activities in 2021 was RMB3,595 million. The difference between net cash generated from operating activities and net loss of RMB525 million in 2021 was the result of adding back RMB4,499 million for adjustments of non-cash items, adding back RMB15 million for dividends received from long-term investments and removing RMB426 million of gain on short-term investments, which are by nature investing activities, and adding RMB32 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB1,538 million in share-based compensation expenses, RMB1,327 million in net impairment loss on financial assets, RMB880 million in depreciation expenses, and RMB747 million in impairment of goodwill, intangible assets and other long-lived assets.

The additional cash released from working capital was the result of a RMB2,646 million decrease in accounts receivable and contract assets, a RMB1,450 million decrease in prepayments, receivables and other assets and a RMB589 million increase in lease liabilities, partially offset by a RMB2,562 million decrease in customer deposits payable, a RMB1,400 million decrease in employee compensation and welfare payable and a RMB567 million decrease in accounts payable.

Investing activities

Net cash used in investing activities in 2023 was RMB4.0 billion (US$0.6 billion), consisting primarily of (i) RMB38.9 billion (US$5.5 billion) used to purchase other short-term investments, offset by RMB41.5 billion (US$5.8 billion) maturities of other short-term investments, (ii) RMB27.8 billion (US$3.9 billion) of financing receivables originated, offset by RMB27.1 billion (US$3.8 billion) of financing receivables principal collected, (iii) RMB1.2 billion (US$0.2 billion) of purchases of other long-term investments, and (iv) RMB14.5 billion (US$2.0 billion) used to purchase held-to-maturity debt investments, offset by RMB8.9 billion (US$1.3 billion) of maturities of held-to-maturity debt investments and RMB1.4 billion (US$0.2 billion) of sales of available-for-sale debt investments.

Net cash used in investing activities in 2022 was RMB8.5 billion, consisting primarily of (i) RMB34.7 billion used to purchase other short-term investments, offset by RMB36.5 billion maturities of other short-term investments, (ii) RMB 11.5 billion of financing receivables originated, offset by RMB 11.6 billion of financing receivables principal collected, (iii) RMB23.8 billion used to purchase held-to-maturity debt investments, partially offset by RMB 15.8 billion of maturities of held-to-maturity debt investments, (iv) RMB3.1 billion used to cash paid for business combination, net of cash acquired, and (v) RMB1.2 billion of purchases of available-for-sale debt investments, offset by RMB2.9 billion of sales of available-for-sale debt investments.

Net cash used in investing activities in 2021 was RMB24.9 billion, consisting primarily of (i) RMB37.2 billion used to purchase other short-term investments, offset by RMB37.2 billion maturities of other short-term investments, (ii) RMB33.0 billion of financing receivables originated, offset by RMB36.3 billion of financing receivables principal collected, (iii) RMB11.5 billion used to purchase held-to-maturity debt investments, partially offset by RMB0.8 billion of maturities of held-to-maturity debt investments, (iv) RMB8.5 billion of purchases of available-for-sale debt investments, partially offset by RMB0.7 billion of sales of available-for-sale debt investments, and (v) RMB8.8 billion of purchases of other long-term investments, partially offset by RMB0.5 billion of disposal and distributions of other long-term investments.

Financing activities

Net cash used in financing activities in 2023 was RMB6,962 million (US$981 million), consisting primarily of (i) RMB5,151 million (US$725 million) of repurchase of ordinary shares, (ii) RMB756 million (US$106 million) of repayments of short-term borrowings, and (iii) RMB1,431 million (US$201 million) of dividend payment, partially offset by RMB427 million (US$60 million) of proceeds from short-term borrowings.

Net cash used in financing activities in 2022 was RMB1,155 million, consisting primarily of (i) RMB1,320 million of repurchase of ordinary shares, (ii) RMB400 million of repayments of short-term borrowings, and (iii) RMB328 million of repayments of funding debts, partially offset by RMB759 million of proceeds from short-term borrowings.

Net cash used in financing activities in 2021 was RMB1,074 million, consisting primarily of RMB1,841 million of repayments of funding debts, partially offset by RMB508 million of proceeds from funding debts and RMB260 million of proceeds from short-term borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2023 and any subsequent interim period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital Expenditures

Our capital expenditures were RMB1,430 million in 2021 and RMB793 million in 2022 and RMB874 million (US$123 million) in 2023. In the years of 2021, 2022 and 2023, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2023.

		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	(RMB in thousands)
Operating lease and other commitments	693,012	373,394	206,561	88,896	24,161
Lease liability obligations	18,408,495	9,645,224	7,102,317	1,003,346	657,608

As of December 31, 2023, our operating lease and other commitments included RMB428 million in operating lease commitments, RMB155 million in obligation to purchase land use right, RMB105 million in investment commitment, RMB4 million in obligation to purchase property and equipment, and RMB2 million in obligation to purchase services.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2023.

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

Holding Company Structure

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, KE Holdings Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operation, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. The VIEs collectively held 23.8% of our cash, cash equivalents and restricted cash and 9.2% of our total assets as of December 31, 2023. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 1.2%, 0.8% and 0.8% of our total net revenues for the fiscal years 2021, 2022 and 2023, respectively. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a holding company incorporated in the Cayman Islands.

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such existing home transaction and new home transaction services and certain home-related emerging and other services. The decrease in net revenues, excluding inter-group transactions, contributed by the VIEs from 1.2% in 2021 to 0.8% in 2022 and 0.8% in 2023 is primarily attributable to the reorganization.

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

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Our Technology and Research and Development” and “Item 4. Information on the Company—B. Business Overview—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Provision for credit losses of accounts receivable and other receivable from new home transactions

For accounts receivable from new home transactions, we make estimates of the allowance for credit losses based upon assessment of various factors, including historical experience, the age of the accounts receivable balances, creditworthiness of the customers, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect our ability to collect from the customers. We estimate the allowance by segmenting accounts receivable from new home transactions based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

One of the most significant judgments involved in estimating the allowance for credit losses relates to the forecasts of future economic conditions. The forecasts of future economic conditions incorporate a series of macroeconomic variables. The specific variable that has the greatest effect on the modeled credit losses is China’s manufacturing Purchasing Manager Index (PMI), which is a measure of the prevailing direction of economic trends in manufacturing.

Assumption	Basic Point Change	Increase/(Decrease)
PMI	+/- 100 bps	1,669/(1,627)

As of December 31, 2023, a portion of accounts receivable and other receivable from new home transactions is measured for credit loss based on the fair value of a commercial property collateral. The determination of the fair value of the commercial property is based on an income approach, which is affected by, among other things, the current expected rental occupancy rates of the commercial property during its expected useful life, expected rental rates, and discount rate. We consider that the discount rate has the greatest impact on the fair value of the commercial property, thus, the greatest impact on the estimates of expected credit losses.

Assumption	Basic Point Change	Increase/(Decrease)
Discount rate	+/- 100 bps	31,634/(35,852)

Recognizing that forecasts of macroeconomic conditions are inherently uncertain, we believe that our process to consider the available information and associated risks and uncertainties is appropriately governed and that our estimates of expected credit losses were reasonable and appropriate as of December 31, 2023.

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

As of December 31, 2023, our goodwill balance was RMB4.9 billion, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. We performed a quantitative impairment test on the goodwill associated with home renovation and furnishing reporting unit. We estimated the fair value of home renovation and furnishing reporting unit using an income approach based on a discounted cash flow model. Significant estimates and assumptions used in the discounted cash flow model included management’s best estimate of forecast revenues used to calculate projected future cash flows and discount rate.

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

The following table sets out the key assumptions on which management had based its cash flow projections to undertake impairment testing of goodwill of home renovation and furnishing reporting unit:

As of December 31, 2023
Home renovation and furnishing reporting unit
Annual growth rate of revenue in the projected period	9%-41%
Post-tax discount rate	14%

The headroom for home renovation and furnishing reporting unit as of December 31, 2023, is as follows, and the fair value of this reporting unit would equal to its carrying amount if the key assumptions were to change as follows:

As of December 31, 2023
Home renovation and furnishing reporting unit
Headroom	325,032
Forecasted revenue	-6% for each forecasted year
Post-tax discount rate	+1.02%

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

The Baihui Partnership is operated under principles, policies and procedures that evolve with the development of our business and encompass the following major aspects:

Nomination and Election of Partners

Partners will be elected annually through a nomination process, whereby existing partners may propose candidates to the partnership committee described below. Election of new partners requires the affirmative vote of not less than 75% of all the partners. In order to be elected a partner, the partner candidate must meet certain quality standards to be determined by the Baihui Partnership from time to time.

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

Partnership Committee

The Partnership Committee is the primary management body of the Baihui Partnership. The Partnership Committee shall consist of no more than three partners, and all decisions of the Partnership Committee will be made by certain votes of the members. The authorities of the Partnership Committee include, but not limited to, the following areas:

●	allocating the relevant portion of the annual cash bonus pool for the partner members of management, with any amounts payable to partners who are our directors and executive officers subject to approval of the compensation committee of our board of directors;
●	manage, invest, distribute and dispose of the assets of the Baihui Partnership, including the aggregate deferred bonuses and any income thereof, for the benefit of the partnership; and
●	administrating the election of partners.

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

Once the aggregate cash bonus pool is determined, the Partnership Committee will then determine (i) the allocation of the aggregate bonus pool between current year bonus pool and deferred bonus pool, if it deems advisable; and (ii) the allocation of the bonus pool among the partners. The bonus amounts payable to partners who are executive officers or directors will be subject to approval of the compensation committee. The Partnership Committee may also determine, at its sole discretion, to pay a bonus out of the assets of the Baihui Partnership.

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

Directors and Executive Officers

ZUO Hui, our founder and permanent chairman emeritus, was a pioneer and visionary and respected leader in China’s housing transactions and services industry. Through his vision and leadership, we have gained tremendous amount of industry and operational know-hows through over 20 years of execution excellence, and evolved into the leading platform we are today. During his chairman capacity, Mr. ZUO, together with Beike’s co-founders, Mr. PENG Yongdong and Mr. SHAN Yigang, had led our senior management to execute his strong vision to build and launch our Beike platform, pioneer the creation of Agent Cooperation Network, continually invest in talents and technologies, and proactively address industry-wide issues to achieve our continued growth and success. Honored as permanent chairman emeritus, Mr. ZUO’s values and beliefs have been imprinted in our core DNA, strengthening the commitment of our management team and leading our self-driven transformations along the journey ahead.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
PENG Yongdong	44	Co-Founder, Chairman of the Board and Chief Executive Officer
SHAN Yigang	51	Co-Founder and Executive Director
XU Wangang	58	Vice Chairman and Executive Director
XU Tao	50	Executive Director and Chief Financial Officer
LI Zhaohui (Jeffrey)	48	Director
CHEN Xiaohong	54	Independent Director
ZHU Hansong	54	Independent Director
WU Jun	55	Independent Director

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

SHAN Yigang has served as our executive director since July 2018, and he co-founded Beike with Mr. ZUO and Mr. PENG. He served as a director of Beijing Lianjia from December 2007 to September 2021. Mr. SHAN has served as a director of Ziroom Inc. since December 2017, and an independent non-executive director of Keep Inc. (HKEx: 3650) since July 2023. Prior to joining Beijing Lianjia, Mr. SHAN was the co-founder and served as the vice president of Dalian Haowangjiao Real Estate Brokerage Co., Ltd. from December 1999 to November 2007. Mr. SHAN obtained his EMBA degree from Tsinghua University in January 2019.

XU Wangang has served as the vice chairman of our board of directors since July 2023 and an executive director since May 2021, and our director from December 2018 to August 2020. He also successively served as our co-chief operating officer and chief operating officer from May 2018 to July 2023. Form July 2017 to May 2018, Mr. XU worked as the head of western region of our Group and was responsible for the overall operation management of the western region of our company. From December 2015 to June 2017, Mr. XU served as the general manager at Sichuan Lianjia Real Estate Brokerage Co., Ltd., our wholly-owned subsidiary. Mr. XU founded Sichuan Eden City Real Estate E-Commerce Co., Ltd. in August 2004, which was deregistered in March 2014. Mr. XU founded Sichuan Eden City Real Estate Brokerage Co., Ltd. in December 2009 and served as the general manager, which was renamed as Sichuan Yicheng Real Estate Brokerage Co., Ltd. in April 2011, and was subsequently acquired by Beijing Lianjia in December 2015 and renamed as Sichuan Lianjia Real Estate Brokerage Co., Ltd. Mr. XU served as a manager of Chengdu Chengdian Wantong Investment Co., Ltd. from September 2001 to September 2004. Mr. XU served successively as a staff member and manager in technology R&D department at No. 10 Research Institute of Ministry of Electronics Industries (currently known as China Electronics Technology Group Corporation No.10 Research Institute) from September 1986 to August 2001. Mr. XU graduated from University of Electronic Science and Technology of China with a bachelor’s degree in electronic engineering in July 1986.

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

LI Zhaohui (Jeffrey) has served as our director since December 2018 and was re-designated as a non-executive director with effect from May 2022. Mr. LI joined Tencent in March 2011 and currently serves as the vice president and head of investment department at Tencent, and as the managing partner of Tencent Investment. Before joining Tencent, Mr. LI served as an investment principal at Bertelsmann Asia Investment Fund from September 2008 to May 2010. Prior to that, Mr. LI held various positions related to product and business in Google and Nokia. Mr. LI also holds or held directorships at various other public companies. He has been a director of Kuaishou Technology (HKEx: 1024) since March 2017 and Zhihu Inc. (NYSE: ZH and HKEx: 2390) since September 2015. He also served as a director of Fenbi Ltd. (HKEx: 2469) from December 2020 to March 2023, Howbuy Wealth Management Co., Ltd. (NEEQ: 834418) from December 2013 to August 2022, and Missfresh Limited (Nasdaq: MF) from June 2017 to November 2021. Mr. LI received a bachelor’s degree in economics majoring in enterprise management from Peking University in July 1998 and an MBA degree from Duke University Fuqua School of Business in May 2004.

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

ZHU Hansong has served as our independent director since August 2021 and was re-designated as an independent non-executive director with effect from May 2022. Mr. ZHU founded Seekers Capital (Jiangyin) Co., Ltd. in March 2022 and currently serves as its chairman and general manager. Mr. ZHU worked for Goldman Sachs from June 2000 to December 2019 and held several positions, including associate, executive director, managing director and partner. Before retiring from Goldman Sachs in December 2019, Mr. ZHU was the co-head of China Investment Banking, the head of industrial and natural resources group in Asia Ex-Japan, the chief executive officer of Goldman Sachs Gao Hua Securities Company Limited, and a member of the Asia Pacific Commitments Committee and Investment Banking Division Client and Business Standards Committee of Goldman Sachs. Prior to joining Goldman Sachs, Mr. ZHU worked at China International Capital Corporation Limited from November 1995 to June 2000. Mr. ZHU has been an independent non-executive director of Geely Automobile Holdings Limited (HKEx: 175) since October 2023. He served as an independent director of Kidswant Children Products Co., Ltd. (SZSE: 301078) from March 2020 to May 2022, and Missfresh Limited (Nasdaq: MF) from June 2021 to September 2022. Mr. ZHU received a bachelor’s degree in economics from Nanjing University in July 1991 and a master’s degree in economics from Peking University in July 1994.

WU Jun has served as our independent director since March 2022 and was re-designated as an independent non-executive director with effect from May 2022. Mr. WU is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. since February 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. where he joined in March 2017. He has also been serving as a non-independent director of Unilumin Group Co., Ltd. (SZSE: 300232) since May 2022. From August 2010 to May 2017, Mr. WU held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, Mr. WU served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd., a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. WU served as a vice president in the finance department at Huawei Technologies Co., Ltd. from May 2006 to February 2008. From April 1997 to June 2005, Mr. WU worked for Lucent Technology (China) Co., Ltd. and held various positions, lastly as the chief financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd. Prior to that, Mr. WU held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. from January 1991 to April 1995. Mr. WU graduated from the University of International Business and Economics with a diploma majoring in international accounting in July 1989 and he received an MBA degree from City University of Seattle in June 1999.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2023, we paid an aggregate of RMB34.0 million (US$4.8 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

Share Incentive Plans

2018 Share Option Plan

In 2018, our shareholders and board of directors adopted the Pre-IPO Share Option Scheme, or the 2018 Share Option Plan, to attract and retain the best available personnel, provide additional incentives to employees, directors and consultants, and promote the success of our business. Before we incorporated our Cayman Islands holding company KE Holdings Inc. and adopted this 2018 Share Option Plan, Beijing Lianjia, our main operating entity in China before the reorganization, had also granted share awards to our employees. Upon the adoption of 2018 Share Option Plan at the Cayman Islands holding company level, we and our employees agreed to switch all share awards granted at Beijing Lianjia level to the options to purchase ordinary shares in KE Holdings Inc., under the same terms and conditions.

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

	Class A Ordinary
	Shares Underlying	Exercise Price
	Options Awarded	(US$/Share)	Dates of Grant	Date of Expiration

CHEN Xiaohong	10,965	US$0.00002	July 23, 2021	July 23, 2031

As of February 29, 2024, granted options to purchase an aggregate of 32,373,993 Class A ordinary shares remain outstanding under the 2018 Share Option Plan. No options were or will be granted after our Hong Kong Listing.

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

Options. The exercise price per share subject to an option granted under the 2020 Share Incentive Plan shall be determined by our board of directors and/or the compensation committee and set forth in the award agreement which may be a fixed price but in any event shall not be less than the higher of:

●	the per-share closing price of our ADSs on the NYSE on the date of grant, which must be an NYSE trading day; and
●	the average per-share closing price of our ADSs on the NYSE for the five NYSE trading days immediately preceding the date of grant.

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

The following table summarizes, as of February 29, 2024, the restricted share units granted under the 2020 Share Option Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares
	Underlying Restricted Share
	Units Awarded	Date of Grant
CHEN Xiaohong	104,715	September 28, 2022, June 27, 2023, September 26, 2023
ZHU Hansong	44,877	September 28, 2022, June 27, 2023, September 26, 2023
WU Jun	28,464	March 29, 2023, September 26, 2023
Total	178,056

As of February 29, 2024, granted restricted share units to purchase an aggregate of 64,805,271 Class A ordinary shares remain outstanding under the 2020 Share Option Plan.

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

The following table summarizes, as of February 29, 2024, the restricted shares granted under the 2022 Share Incentive Plan to our directors and executive officers. No awards remain outstanding under the 2022 Share Incentive Plan. We did not and will not issue any awards pursuant to the 2022 Share Incentive Plan after the Hong Kong Listing.

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

Audit Committee. Our audit committee consists of CHEN Xiaohong, ZHU Hansong and WU Jun. CHEN Xiaohong is the chairperson of our audit committee. We have determined that CHEN Xiaohong, ZHU Hansong and WU Jun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that CHEN Xiaohong qualifies as an “audit committee financial expert,” and is an independent non-executive director with the appropriate accounting and related financial management expertise as required under Rules 3.10(2) and 3.21 of the Hong Kong Listing Rules. The audit committee is also in compliance with Rule 3.21 of the Hong Kong Listing Rules and the requirements regarding the audit committee in the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

Compensation Committee.  Our compensation committee consists of WU Jun, CHEN Xiaohong and ZHU Hansong. WU Jun is the chairperson of our compensation committee. We have determined that WU Jun, CHEN Xiaohong and ZHU Hansong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee is also in compliance with Rule 3.25 of the Hong Kong Listing Rules and the requirements regarding the compensation committee in the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nomination Committee.  Our nomination committee consists of CHEN Xiaohong, SHAN Yigang and ZHU Hansong. CHEN Xiaohong is the chairperson of our nomination committee. We have determined that CHEN Xiaohong and ZHU Hansong satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nomination committee is also in compliance with Rule 3.27A of the Hong Kong Listing Rules, the requirements in respect of nomination committee in the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules and the requirements regarding corporate governance committee under Chapter 8A of the Hong Kong Listing Rules. The primary duties of the nomination committee are, among other things:

●	to make recommendations to the Board regarding the appointment of directors and board succession.
●	to review the structure, size and composition of the board at least annually and make recommendations on any proposed changes to the board to complement the Company’s corporate strategy; and
●	assess the independence of the directors.

Corporate Governance Committee. Our corporate governance committee consists of ZHU Hansong, CHEN Xiaohong and WU Jun. ZHU Hansong is the chairperson of our corporate governance committee. We have determined that ZHU Hansong, CHEN Xiaohong and WU Jun satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The corporate governance committee is also in compliance with the requirements in respect of corporate governance committee in the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules and with the requirements regarding corporate governance committee under Chapter 8A of the Hong Kong Listing Rules. The primary duties of the corporate governance committee are, among other things, to ensure that we are operated and managed for the benefit of all shareholders and to ensure our compliance with the Hong Kong Listing Rules and safeguards relating to the weighted voting right structures of us. In accordance with Rule 8A.30 of the Hong Kong Listing Rules and the Corporate Governance Code as set out in Appendix C1 to the Hong Kong Listing Rules, the work of our corporate governance committee as set out in its terms of reference includes, among others:

●	to develop and review periodically, the corporate governance principles adopted by the board to assure that they are appropriate for us and comply with the requirements of the Hong Kong Stock Exchange, and recommend any desirable changes to the board;
●	to advise the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken;
●	to review our compliance with Appendix C1 to the Hong Kong Listing Rules and disclosure in the corporate governance report under Appendix C1 to the Hong Kong Listing Rules;
●	to review and monitor whether we are operated and managed for the benefit of all its shareholders;
●	to review and monitor all risks related to our weighted voting rights structure and the management of conflicts of interests, make a recommendation to the board on any matter where there is any risk or a potential conflict of interest between Beike and any beneficiary of weighted voting rights, and confirm, on an annual basis, that the beneficiaries of weighted voting rights have complied with certain Hong Kong Listing Rules; and
●	to oversee the management of ESG related matters.

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

D.Employees

We had a total of 110,082, 98,540, 116,344 employees as of December 31, 2021, 2022 and 2023, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2023.

Number of
Function	Employees
Agents and supporting staff	91,256
Platform operations	6,330
Research and development	1,889
Business development, sales and marketing	5,554
Administration and management	11,315
Total	116,344

As of December 31, 2023, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 29, 2024 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 3,591,120,879 ordinary shares, being the sum of 3,440,744,631 Class A ordinary shares (excluding the 86,158,149 Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and 21,969,609 Class A ordinary shares in the form of ADSs repurchased but not cancelled) and 150,376,248 Class B ordinary shares issued and outstanding, as of February 29, 2024.

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

	Ordinary Shares Beneficially Owned
					%of
	Class A	Class B	Total Ordinary	% of	Aggregate
	Ordinary	Ordinary	Shares on an As	Beneficial	Voting
	Shares	Shares	Converted Basis	Ownership	Power **
Directors and Executive Officers*:
PENG Yongdong(1)	77,067,211	104,873,314	181,940,525	5.1%	22.8%
SHAN Yigang(2)	56,143,030	45,502,934	101,645,964	2.8%	10.3%
XU Wangang(3)	31,917,977	—	31,917,977	0.9%	0.6%
XU Tao(4)	7,300,000	—	7,300,000	0.2%	0.1%
LI Zhaohui (Jeffrey)	—	—	—	0.0%	0.0%
CHEN Xiaohong(5)	14,929,428	—	14,929,428	0.4%	0.3%
ZHU Hansong(6)	24,003	—	24,003	0.0%	0.0%
WU Jun(7)	25,140	—	25,140	0.0%	0.0%
All Directors and Executive Officers as a Group	187,406,789	150,376,248	337,783,037	9.4%	34.2%
Principal Shareholders:
Propitious Global Holdings Limited(8)	849,601,280	—	849,601,280	23.7%	17.2%
Baihui Partners L.P.(9)	849,601,280	—	849,601,280	23.7%	17.2%
Entities affiliated with Tencent(10)	410,842,111	—	410,842,111	11.4%	8.3%

Notes:

*

Except as indicated otherwise below, the address of our directors and executive officers is Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. LI Zhaohui is 10F, China Technology Trade Center, No.66 North 4th Ring West Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. SHAN Yigang is Building 16, 5 Jiang Tai Road, Chaoyang District, Beijing, People’s Republic of China. The business address of Ms. CHEN Xiaohong is Suite 2202, Building C, Yintai Center, No. 2 Jianguomenwai Avenue, Chaoyang District, Beijing, People’s Republic of China. The address of Mr. ZHU Hansong is 20-2-801, Yi An Jia Yuan, Beiwa Road, Haidian District, Beijing, People’s Republic of China. The address of Mr. WU Jun is No. 88-1, Longhu Yanlanshan, Shunyi District, Beijing, People’s Republic of China.

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

(1)	Represents 104,873,314 Class B ordinary shares and 77,067,211 Class A ordinary shares held by Ever Orient International Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. PENG Yongdong. The registered address of Ever Orient International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 45,502,934 Class B ordinary shares and 56,143,030 Class A ordinary shares held by Clover Rich Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. SHAN Yigang. The registered address of Clover Rich Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.

(3)	Represents (i) 17,665,669 Class A ordinary shares held by Blossom South Limited, a company incorporated in the British Virgin Islands, (ii) 7,075,188 Class A ordinary shares held by Myriad Talent Investment Limited, a company incorporated in the British Virgin Islands, and (iii) 7,177,120 Class A ordinary shares held by GainWell Investment Corp, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Wangang. The registered address of Blossom South Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Myriad Talent Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of GainWell Investment Corp is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents (i) 1,586,965 Class A ordinary shares held by New Eminence International Limited, a company incorporated in the British Virgin Islands, (ii) 750,000 Class A ordinary shares held by Great Polaris Holdings Limited, a company incorporated in the British Virgin Islands, and (iii) 4,963,035 Class A ordinary shares held by Ideal Elect Limited, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Tao. The registered address of New Eminence International Limited is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Great Polaris Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Ideal Elect Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Represents (i) 14,844,735 Class A ordinary shares (including 9,000,000 Class A ordinary shares represented by ADSs) held by H Capital V, L.P., a limited partnership incorporated in the Cayman Islands and wholly owned by H Capital V GP, L.P (which is wholly owned by H Capital V GP, Ltd.), (ii) 73,728 Class A ordinary shares held by Ms. CHEN Xiaohong in the form of 24,576 ADSs, and (iii) 10,965 Class A ordinary shares that Ms. CHEN may acquire upon exercise of options within 60 days as of February 29, 2024. Ms. CHEN is a director of H Capital V GP, Ltd. and may be deemed as the beneficial owner of these shares. The registered address of H Capital V, L.P. is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.
(6)	Represents 24,003 Class A ordinary shares held by Mr. ZHU Hansong in the form of 8,001 ADSs.
(7)	Represents (i) 10,908 Class A ordinary shares held by Mr. WU Jun in the form of 3,636 ADSs; and (ii) 14,232 Class A ordinary shares that Mr. WU may acquire upon vesting of restricted share units within 60 days as of February 29, 2024.
(8)	Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, a company incorporated in the British Virgin Islands. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands. Grain Bud Holding Limited is wholly owned by Z&Z Trust. Cantrust (Far East) Limited, a company incorporated in the British Virgin Islands, is acting as the trustee for Z&Z Trust. Mrs. ZUO, the spouse of Mr. ZUO Hui, controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Grain Bud Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(9)	Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, which has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. Baihui Partners L.P. is a Cayman Islands exempted limited partnership whose principal business office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.

(10)	Represents (i) 49,169,495 Class A ordinary Shares held by Morespark Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (ii) 33,625,445 Class A ordinary shares held by Parallel Stellar Investment Limited, a company incorporated in the Cayman Islands, which is beneficially owned and controlled by Tencent; (iii) 245,499,801 Class A ordinary shares (including 20,400,000 Class A ordinary shares represented by 6,800,000 ADSs) held by Tencent Mobility Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; (iv) 78,947,370 Class A ordinary shares held by Parallel Galaxy Investment Limited, a company incorporated in Hong Kong, which is beneficially owned and controlled by Tencent; and (v) 3,600,000 Class A ordinary shares represented by 1,200,000 ADSs held by Sunshine Peak Holding Limited, a company beneficially owned and controlled by Tencent. The registered address of Morespark Limited, Tencent Mobility Limited and Parallel Galaxy Investment Limited is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Parallel Stellar Investment Limited is P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands. Information regarding beneficial ownership is reported as of May 11, 2022, based on the information contained in the Schedule 13D/A filed by Tencent Holdings Limited, among other reporting persons, with the SEC on May 16, 2022.

To our knowledge, as of February 29, 2024, a total of 1,926,185,496 Class A ordinary shares are held by one record holder in the United States, being The Bank of New York Mellon, the depositary of our ADS program (including the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and Class A ordinary shares in the form of ADSs repurchased but not cancelled). None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands will also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our officers and directors are located in China, and it will be difficult to enforce liabilities and enforce judgments on those individuals. Our PRC legal counsel has advised us that there is uncertainty as to whether the courts of China would:

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid uncertainties, the foreign shareholders seeking the enforcement of a foreign judgement in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ziroom Inc.

We had related party transactions with Ziroom Inc., its subsidiaries and consolidated affiliated entities, or collectively Ziroom, a group that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Ziroom in the amount of RMB158 million, RMB124 million and RMB126 million (US$18 million) in 2021, 2022 and 2023, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Ziroom, online marketing services revenue, and interest income from loans provided to Ziroom. We incurred costs related to services from Ziroom in the amount of RMB7.9 million, RMB8.1 million RMB10.7 million (US$1.5 million) in 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, Ziroom had amounts due to us of RMB349 million, RMB345 million and RMB350 million (US$49 million), respectively, primarily including commission receivables. As of December 31, 2021, 2022 and 2023, we had amounts due to Ziroom of RMB31 million, RMB34 million and RMB35 million (US$5 million), respectively.

Transactions with Yuanjing Mingde

We had related party transactions with Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries, or collectively Yuanjing Mingde, a group that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Yuanjing Mingde in the amount of RMB4 million, RMB5 million and RMB7 million (US$1 million) in 2021, 2022 and 2023, respectively, including agency services revenue from facilitating sales, and leases or renovations of properties with Yuanjing Mingde. We incurred costs related to services and purchases from Yuanjing Mingde in the amount of RMB31 million, RMB27 million and RMB22 million (US$3 million) in 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, Yuanjing Mingde had amounts due to us of RMB7 million, RMB7 million and RMB8 million (US$1 million), respectively. As of December 31, 2021, 2022 and 2023, we had amounts due to Yuanjing Mingde of RMB9 million, RMB7 million and RMB18 million (US$2.5 million), respectively.

Transactions with Beiwoo

We had related party transactions with Beijing Beiwoo Decoration Co., Ltd. (formerly known as Vanlian (Beijing) Decoration Co., Ltd.), or Beiwoo, previously an affiliate of our company which became a wholly-owned subsidiary of ours on January 5, 2022. We had commission service and marketing service revenue from cooperation on property renovation business with Beiwoo in the amount of RMB175 million and nil in 2021 and 2022, respectively. As of December 31, 2021 and 2022, Beiwoo had amounts due to us of RMB209 million and nil, respectively. As of December 31, 2021 and 2022, we had amounts due to Beiwoo of RMB144 million and nil, respectively.

Transactions with IFM

We had related party transactions with IFM Investments Limited, or IFM, an affiliate of our company in which we hold 37.6% interest. We had revenues from IFM in the amount of RMB72 million, RMB65 million and RMB97 million (US$14 million) in 2021, 2022  and 2023, respectively, including revenue from technical and training support services provided to IFM, revenue from customer referrals and interest income from loans provided to IFM. We incurred costs related to services from IFM in the amount RMB11 million, RMB6 million and RMB6 million (US$1 million) in 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, IFM had amounts due to us of RMB8 million, RMB7 million RMB3 million (US$0.4 million), respectively. As of December 31, 2021, 2022 and 2023, we had amounts due to IFM of RMB23 million and RMB27 million and RMB31 million (US$4 million), respectively. We had short-term loan receivable from IFM of RMB20 million, RMB20 million and RMB15 million (US$2 million) as of December 31, 2021, 2022 and 2023, respectively. We had long-term loan receivable from IFM of nil, nil and RMB27 million (US$4 million) as of December 31, 2021, 2022 and 2023, respectively.

Transactions with Shengdu

Before we completed the acquisition of Shengdu on April 20, 2022 and began to consolidate its financial results, Shengdu was considered a related party of ours during the period from December 10, 2021 to April 19, 2022. Within such period, we had revenues from Shengdu in the amount of RMB7.6 million in 2021 and RMB8.7 million in the period from January 1 2022 to April 19, 2022, including revenue from agency services and other services provided to Shengdu. As of December 31, 2021, Shengdu had amounts due to us of RMB6.4 million, and we had amounts due to Shengdu of RMB1.5 million.

Transactions with Suofeiya Shengdu

We had related party transactions with Suofeiya Shengdu Home (Zhejiang) Co., Ltd., or Suofeiya Shengdu, which was considered a related party of ours since we completed the acquisition of Shengdu on April 20, 2022. In the years ended December 31, 2022 and 2023, we recorded purchase of home furnishing goods of RMB1.6 million and RMB144.1 million from Suofeiya Shengdu, respectively. We also recorded operating lease income of RMB2.2 million and RMB3.0 million from Suofeiya Shengdu in these periods, respectively.

Transactions with Xinhewan

We had related party transactions with Shanghai Xinhewan Industrial Development Co., Ltd, a previous affiliate of our company in which we held a 20.0% interest from January 18, 2022 to January 9, 2023. We had interest income from loans provided to this company in the amount of RMB4.3 million in 2022 and nil in 2023. As of December 31, 2023, we did not have any balance for loans to this company.

Transactions with Tencent

We had related party transactions with Tencent, one of our principal shareholders. We incurred expenses related to services from Tencent in the amount of RMB194 million, RMB160 million and RMB122 million (US$17 million)in 2021, 2022 and 2023, respectively, including advertising resources utilization and cloud technology provided by Tencent which we activated our rights to utilize pursuant to the business cooperation agreement we entered with Tencent in late 2018. We derived revenues of RMB745 thousand and nil in 2022 and 2023 for technical services provided to Tencent.

As of December 31, 2021, we had amounts due from and prepayments to Tencent of RMB175 thousand. We had amounts due to Tencent of RMB35 million as of December 31, 2021, which mainly consist of cloud services payable to Tencent. As of December 31, 2022, we had amounts due from and prepayments to Tencent of RMB2 million. We had amounts due to Tencent of RMB35 million as of December 31, 2022, which mainly consist of cloud services payable to Tencent. As of December 31, 2023, we had amounts due from and prepayments to Tencent of RMB3 million (US$0.4 million). We had amounts due to Tencent of RMB35 million (US$5 million) million as of December 31, 2023, which mainly consist of cloud services payable to Tencent.

Transactions with Brokerage Firms

We had related party transactions with brokerage firms in which we have significant influence. We had revenues from commission support services and platform and franchise services provided to those brokerage firms in the amount of RMB432 million, RMB454 million and RMB633 million (US$89 million). in 2021, 2022 and 2023, respectively. We incurred costs related to services from those brokerage firms in the amount of RMB832 million, RMB674 million and RMB853 million (US$120 million)in 2021, 2022 and 2023, respectively.

As of December 31, 2021, 2022 and 2023, the brokerage firms had amounts due to us of RMB10 million, RMB20 million and RMB21 million (US$3 million), respectively. As of December 31, 2021, 2022 and 2023, we had amounts due to the brokerage firms of RMB340 million, RMB316 million and RMB302 million (US$43 million), respectively.

Transactions with Mrs. ZUO

On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of our company, entered into a donation agreement with Mrs. ZUO, one of our principal shareholders. According to the donation agreement, Mrs. ZUO agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy, which is run by our company. Our company agreed to manage the scholarship on behalf of Mrs. ZUO by solely acting on its instructions. The scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the scholarship to pay the tuition payable to Huaqiao Academy. The scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by Mrs. ZUO, who is responsible for overseeing the use of the donated fund. During the year ended December 31, 2023, donation payment of RMB10 million was made by Mrs. ZUO to a bank account designated by our company.

Investor Rights Agreement

We entered into our second amended and restated investor rights agreement on November 29, 2019 with our then-shareholders, which consisted of holders of our ordinary shares and preferred shares. The amended and restated investor rights agreement provides for certain shareholders’ rights, including right of first refusal, co-sale rights, and preemptive rights, and contains provisions governing our board of directors and other corporate governance matters. The special rights other than registration rights, as well as the provisions governing our board of directors and other corporate governance provisions, have terminated.

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

Piggyback Registration Rights. If we propose to file a registration statement for a public offering of our securities (except registration statement field in relation to demand registration, Form F-3 registration, Form S-3 registration or to any employee benefit plan or a corporate reorganization), we shall give each holder written notice of such registration at least 10 business days prior to filing of such registration statement and, upon the written request of any holder given within 5 business days after the receipt of such notice, we shall use reasonable best efforts to effect the registration under the Securities Act of all registrable securities that have been so requested to register by all such shareholders, to the extent requisite to permit the disposition of the registrable securities so to be registered. We shall pay all registration expenses in connection with each of such piggyback registration.

Form F-3 Registration Rights. We shall use best efforts to qualify for registration on Form F-3. At any time when we are eligible to use a Form F-3 registration statement, shareholders may request us in writing to file an unlimited number of registration statements on Form F-3 for a public offering of registrable securities for which we are entitled to use Form F-3 or a comparable form to register the requested registrable securities.

Expenses of Registration. We will bear all registration expenses, other than underwriting discounts and selling commissions incurred in connection with any demand (subject to certain exceptions), piggyback or F-3 registration.

Termination of Registration Rights. Our shareholders’ registration rights will terminate upon the earliest of (i) if we complete a liquidation, (ii) as to any holder, if that holder has not been our affiliate for a period of 90 days and has held the registrable securities for at least one year, or (iii)  August 17, 2025.

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

Legal Proceedings

From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in our company as its research showed that our company overstated the number of agents and stores, its GTV, and its revenues. Plaintiffs in the above-named securities class action base their allegations mainly on the allegations in the report. Plaintiffs allege, in sum and substance, that our company’s disclosures were materially false and/or misleading because they: (i) inflated our company’s GTV; (ii) inflated our company’s revenues; and (iii) inflated the number of stores and agents using our company’s platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. On February 26, 2024, the Court granted in part and denied in part defendants’ motion to dismiss, and plaintiffs were granted leave to replead to address the complaint’s deficiencies identified by the Court. Plaintiffs filed their Second Amended Complaint on March 18, 2024. On April 10, 2024, the Court ordered motion-to-dismiss briefing for Second Amended Complaint to be completed in June 2024. We are currently unable to predict the timing, outcome or consequences of this class action, or any potential loss or damages associated with the resolution of this action. There is no assurance that we will be able to prevail in our defense, or settle the class action on favorable terms. Regardless of the outcome, however, litigations or other legal or administrative proceedings may result in substantial costs and diversion of management resources and attention. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.”

Dividend Policy

In August 2023, our board of directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023. The aggregate amount of the special cash dividend was approximately US$0.2 billion and was paid in September 2023 for holders of ordinary shares and in October 2023 for holders of ADSs. In March 2024, our board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2024.

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

Conversion. Class B ordinary shares shall only be held by one of our two Co-Founders, Mr. PENG Yongdong or Mr. SHAN Yigang, or by a limited partnership, trust, private company or other vehicle wholly-owned and wholly-controlled by a Co-Founder, or the Director Holding Vehicle. Each Class B ordinary share is convertible into one (1) Class A ordinary share at any time at the option of the holder thereof, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events and our company and the relevant holder of Class B ordinary shares must notify the Hong Kong Stock Exchange as soon as practicable with details of the event set out in the fifth, sixth and seventh bullet points below:

●	the death of the relevant Co-Founder;
●	the relevant Co-Founder ceasing to be a director or the holder of such Class B ordinary shares ceasing to be a Director Holding Vehicle;
●	the relevant Co-Founder being deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his duties as a director;
●	the relevant Co-Founder being deemed by the Hong Kong Stock Exchange to no longer meet the requirements of a director set out in the Hong Kong Listing Rules;
●	the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share (through voting proxies or otherwise), other than (i) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance; and (ii) a transfer of the legal title between a Co-Founder and a Director Holding Vehicle;
●	neither of the holders of Class B ordinary shares having control over the exercise of the voting rights of the shares held by Propitious Global Holdings Limited immediately upon completion of the listing of our company’s Class A ordinary shares on the Hong Kong Stock Exchange, for reasons within or outside their control. For the avoidance of doubt, (A) subject to the Hong Kong Listing Rules (including the requirements under Rule 10.07 of the Hong Kong Listing Rules), (i) any sale, transfer, assignment or disposition of any part or all of these shares by Propitious Global Holdings Limited to any person, or (ii) a change of control of the ultimate beneficial ownership of any part or all of these shares or Propitious Global Holdings Limited to any person, and (B) consequentially resulting in the loss of control over the exercise of the voting rights of these shares that are subject to any activity referred to in the sub-clauses (A)(i) and (A)(ii) above, will not give rise to any obligation to convert the Class B ordinary shares to Class A ordinary shares; or
●	a Director Holding Vehicle no longer complies with the principle that the weighted voting rights attached to a beneficiary’s shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them (through voting proxies or otherwise).

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association provide that upon the requisition of any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth (1/10) of all votes attaching to all issued and outstanding shares of our company (on a one vote per share basis) entitled to vote at general meetings of our shareholders (on a one vote per share basis), in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting. Except for the aforementioned, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings, save only in the circumstances that after the publication of the notice of a general meeting by our company, if a shareholder wishes to propose a person for election as a director of our company at the general meeting, such a shareholder may deposit a written notice with the company secretary. The period for lodgment of the written notice will commence no earlier than the day after the dispatch of the notice of the general meeting and end no later than ten business days prior to the date of such meeting.

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

The Companies Act provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our currently effective memorandum and articles of association allow any one or more of our shareholders who together hold shares which carry in aggregate not less than one-tenth (1/10) of all votes attaching to all issued and outstanding shares of our company entitled to vote at general meetings to requisition an extraordinary general meeting of our shareholders (on a one vote per share basis), in which case our board of directors is obliged to convene an extraordinary general meeting and to put the resolutions so requisitioned to a vote at such meeting, and such shareholders may also add resolutions to the agenda of any of our general meeting. Except for the aforementioned, our currently effective memorandum and articles of association do not provide our shareholders with any right to put any proposals before annual general meetings or extraordinary general meetings, save only in the circumstances that after the publication of the notice of a general meeting by our company, if a shareholder wishes to propose a person for election as a director of our company at the general meeting, such a shareholder may deposit the written notice with the company secretary. The period for lodgment of the written notice will commence no earlier than the day after the dispatch of the notice of the general meeting and end no later than ten (10) business days prior to the date of such meeting. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our currently effective memorandum and articles of association provide that we shall in each financial year hold a general meeting as its annual general meeting and shall specify the meeting as such in the notices calling it. The annual general meeting shall be held at such time and place as may be determined by the directors.

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

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought to or produced before a court of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our ordinary shares or ADSs will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our ordinary shares or ADSs, nor will gains derived from the disposal of our ordinary shares or ADSs be subject to Cayman Islands income or corporation tax.

PRC Taxation

Under the PRC Enterprise Income Tax Law and its implementation rules, an enterprise established outside of the PRC with a “de facto management body” within the PRC is considered a resident enterprise and will be subject to the enterprise income tax at the rate of 25% on its global income. The implementation rules define the term “de facto management body” as the body that exercises full and substantial control over and overall management of the business, productions, personnel, accounts and properties of an enterprise. In April 2009, the State Administration of Taxation issued a circular, known as SAT Circular 82, which provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled enterprise that is incorporated offshore is located in China. Although this circular only applies to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreigners, the criteria set forth in the circular may reflect the State Administration of Taxation’s general position on how the “de facto management body” test should be applied in determining the tax resident status of all offshore enterprises. According to SAT Circular 82, an offshore incorporated enterprise controlled by a PRC enterprise or a PRC enterprise group will be regarded as a PRC tax resident by virtue of having its “de facto management body” in China only if all of the following conditions are met: (i) the primary location of the day-to-day operational management is in the PRC; (ii) decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC; (iii) the enterprise’s primary assets, accounting books and records, company seals, and minutes of board and shareholder meetings, are located or maintained in the PRC; and (iv) at least 50% of voting board members or senior executives habitually reside in the PRC.

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

Although the law in this regard is not entirely clear, we treat the consolidated VIEs and their subsidiaries as being owned by us for U.S. federal income tax purposes because, in accordance with contractual arrangements, we control their management decisions and are entitled to substantially all of the economic benefits associated with them. As a result, we have a “controlling financial interest” in the VIEs (as defined in FASB ASC 810), and we are considered the primary beneficiary of the VIEs for accounting purposes. We therefore consolidate their results of operations in the consolidated U.S. GAAP financial statements. If it were determined, however, that we are not the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes, we would likely be treated as a PFIC for the current taxable year and any subsequent taxable year.

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, it is uncertain whether we were a PFIC for our taxable year ending 31, 2023, or will be a PFIC for the current or any future taxable year. No assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares and ADSs from time to time (which may be volatile). In light of recent declines in the market price of our ADSs, our risk of becoming a PFIC has increased. The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Additionally, it is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) the ADSs or Class A ordinary shares are readily tradable on an established securities market in the United States, or, in the event that we are deemed to be a PRC resident enterprise under the PRC tax law, we are eligible for the benefit of the United States-PRC income tax treaty, or the Treaty, (2) we are neither a PFIC nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend is paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs are listed on the New York Stock Exchange, and we are thus readily tradable on an established securities market in the United States, and we believe we are a qualified foreign corporation with respect to dividends paid on the ADSs. However, there can be no assurance that the ADSs will continue to be considered readily tradable on an established securities market in later years. Because the Class A ordinary shares will not be listed on a U.S. exchange, dividends received with respect to Class A ordinary shares that are not represented by ADSs may not be treated as qualified dividends. U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for dividends paid with respect to the ADSs or Class A ordinary shares.

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

For U.S. foreign tax credit purposes, dividends paid on the ADSs or Class A ordinary shares generally will be treated as income from foreign sources and generally will constitute passive category income. In the event that we are deemed to be a PRC resident enterprise under the PRC Enterprise Income Tax Law, a U.S. Holder may be subject to PRC withholding taxes on dividends paid on the ADSs or Class A ordinary shares. Depending on the U.S. Holder’s particular facts and circumstances and subject to certain conditions and limitations, PRC withholding taxes on dividends that are non-refundable under the Treaty may be treated as foreign taxes eligible for credit against a U.S. Holder’s U.S. federal income tax liability. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead, subject to applicable limitations, claim a deduction for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to United States Treasury regulations, however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

Passive Foreign Investment Company Rules

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds the ADSs or Class A ordinary shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the ADSs or Class A ordinary shares), and (ii) any gain realized on the sale or other disposition of ADSs or Class A ordinary shares. Under the PFIC rules:

●	the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period for the ADSs or Class A ordinary shares;
●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC, or each, a pre-PFIC year, will be taxable as ordinary income; and
●	the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year, increased by an additional tax equal to the interest on the resulting tax deemed deferred with respect to each such taxable year.

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

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter, or regularly traded, on a qualified exchange or other market, as defined in applicable United States Treasury regulations. Our ADSs are tradable on the New York Stock Exchange, which is a qualified exchange, and our Class A ordinary shares are listed on the Hong Kong Stock Exchange, which should constitute a qualified exchange or other market. We anticipate that the ADSs and Class A ordinary shares should qualify as being regularly traded, but no assurances may be given in this regard.

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

F.Dividends and Paying Agents

Not applicable.

G.Statement by Experts

Not applicable.

H.Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information that we file with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov.

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

I.Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

As a company listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2023 in accordance with Hong Kong Listing Rules, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F.

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

The conversion of Renminbi into foreign currencies, including U.S. dollars, is based on rates set by the People’s Bank of China. The Renminbi has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the Renminbi and the U.S. dollar in the future.

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

As of December 31, 2023, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB51.2 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$1.1 billion. Assuming we had converted RMB51.2 billion into U.S. dollars at the exchange rate of RMB7.0999 for US$1.00 as of December 29, 2023, our U.S. dollar cash balance would have been US$8.3 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.6 billion instead.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2023, our exposure to such interest rate risk is mainly from RMB3.6 billion (US$0.5 billion) of wealth management products in short-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term instruments.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2023, we received reimbursements of approximately US$7.5 million, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

Conversion Between Class A Ordinary Shares Trading in Hong Kong and ADSs

We have established a branch register of members in Hong Kong, or the Hong Kong share register, which will be maintained by our Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited. Our principal register of members, or the Cayman Islands share register, will continue to be maintained by our principal share registrar, Harneys Fiduciary (Cayman) Limited.

As described in further details below, holders of Class A ordinary shares registered on the Hong Kong share register will be able to deposit their Class A ordinary shares for delivery of ADSs and surrender their ADSs for cancelation and delivery of Class A ordinary shares.

Converting Class A Ordinary Shares trading in Hong Kong into ADSs

A holder who holds Class A ordinary shares registered in Hong Kong and who intends to convert them to ADSs to trade on the NYSE must deposit or have his or her broker deposit the Class A ordinary shares with the depositary’s Hong Kong custodian, The Hongkong and Shanghai Banking Corporation Limited, in exchange for ADSs.

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

Item 13.Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-240068), as amended, relating to our initial public offering. The registration statement was declared effective by the SEC on August 12, 2020. As of December 31, 2023, based on reasonable estimates, we have used US$2,179 million of the net proceeds from our initial public offering, for research and development, the expansion of our new home transaction services, the diversification of our service offerings and expansion of business operations into new geographical areas, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1. We still intend to use the remainder of the proceeds from our initial public offering for purposes as disclosed in our registration statement on Form F-1.

Item 15.Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2023, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2023 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2023.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2022	2023

	US$ (in thousands)
Audit fees(1)	11,367	6,761
Audit related fees(2)	313	40
Tax fees(3)	689	504
All other fees(4)	87	261

Notes:

(1)	“Audit fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements, including the audit fees relating to our Hong Kong listing in 2022.
(2)	“Audit related fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted XBRL review services and permissible internal control consultation service in relation to our Hong Kong listing rendered by our principal external auditors in 2022.
(3)	“Tax fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax consulting service and transfer pricing service.
(4)	“All other fees” means the aggregate fees billed in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permissible due diligence services and ESG report consult services.

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

Item 16E.Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In May and August 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our Class A ordinary shares and/or ADSs in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period. On August 31, 2023, our board of directors approved modifications to the share repurchase program, pursuant to which the repurchase authorization has been upsized to US$2 billion of our Class A ordinary shares and/or ADSs and extended until August 31, 2024, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of our company at the next annual general meeting to continue our share repurchase after the expiry of the existing share repurchase mandate granted by our annual general meeting held on June 15, 2023.

The table below is a summary of our repurchases, which were all conducted in the open market pursuant to the share repurchase program.

			Total Number of	Approximate Dollar Value
			ADSs Purchased as	of ADSs that May Yet Be
	Total Number of	Average Price	Part of the Publicly	Purchased Under the Program
Period	ADSs Purchased	Paid Per ADS (US$)	Announced Program	(US$, in millions)
March 2023	2,052,548	18.2637	16,241,210	1,771
May 2023	11,214,015	15.0869	27,455,225	1,602
June 2023	11,489,143	15.4089	38,944,368	1,425
July 2023	2,024,056	14.8906	40,968,424	1,395
September 2023	8,503,830	15.4694	49,472,254	1,263
October 2023	3,429,745	15.2447	52,901,999	1,211
November 2023	5,747,425	14.9754	58,649,424	1,125
December 2023	2,274,619	15.3828	60,924,043	1,090
January 2024	7,323,203	14.2745	68,247,246	986
March 2024	8,343,245	13.8375	76,590,491	870
Total	62,401,829	15.0432

Item 16F.Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. Pursuant to the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, and a nominating and corporate governance committee composed entirely of independent directors. We currently follow our home country practice in lieu of those requirements. In January 2022, our board of directors approved the 2022 Share Incentive Plan, which became effective in May 2022. We followed our home country practice and did not convene a shareholder meeting to approve the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. In addition, we followed our home country practice and did not convene a shareholder meeting to approve the issuance of the restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang pursuant to the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. If we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

Item 16H.Mine Safety Disclosure

Not applicable.

Item 16I.Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

Not applicable.

Item 16K.Cybersecurity

Risk Management and Strategy

We have implemented robust processes for assessing, identifying and managing material risks from cybersecurity threats and monitoring the prevention, detection, mitigation and remediation of material cybersecurity incident. We have also integrated cybersecurity risk management into our overall enterprise risk management system.

We have invested heavily in data security and privacy protection as we attach paramount importance to the protection of the personal privacy of our users. Below are the schemes and measures we have adopted to assert our firm position in preventing any risks and threats that may jeopardize the confidentiality and integrity of our information systems or information on our systems:

●	We formulate comprehensive in-house policies to internalize the legal requirements on data privacy and information security and apply them across all our technology applications. These policies aim to establish data classification and grading standards, outline information security-related violation scenarios and associated responsibilities, and clarify investigation and review processes for violation cases. We earnestly enforce these policies. To begin with, we hold up to the overriding principle of data minimization, ensuring that only the minimum amount of data necessary for relevant services is collected and provided. Each data processing behavior is conducted with a specific processing purpose, and legal necessity serves as the criterion. This effectively limits the personal data we may hold that can ever be subject to the risks of leakage or misuse. We also make sure that users have access to and can control their personal information authorized for processing by us at any time and from anywhere. This function, aiming for openness and transparency, enables the customers to remain a defense line of their own personal data even after their information comes into our possession.

●	We establish distinct and stringent requirements for user data usage management. We use data sourced from customers only for lawful and authorized usage and only retain them within the time limit and scope allowed by law. We have set up regulations to minimize the risks of data leakage or abuses for both internal and external data circulation. For example, mandatory approval from the data applicant, the data circulation management team, and the data owner is required for any data circulation, either inside or outside our organization. In terms of sharing data with our suppliers and third-party service vendors, we rigorously enforce the requirement through agreements that they comply with the legal requirements and our privacy policies when processing our user data. Suppliers for projects involving data (including but not limited to user personal information, employee personal information, business operation data, company management data, etc.) should complete our personal information protection impact assessment before entering into the cooperative contracts, which should be executed with a “data security commitment letter” at the same time.
●	We deploy a variety of technical solutions to implement the aforementioned policies and identify and manage potential system vulnerabilities and risks. These measures include encryption, isolation, data masking, firewall, vulnerability scanning and log audit. For instance, we store and transmit all customer data in encrypted formats and have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record the attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests.
●	We develop data security emergency response plan and establish a data security incident emergency working group. Sophisticated protocols have been set in place to deal with security incidents, including recording incident details, controlling the development of the situation, assessing the impact of the incident, notifying users, providing follow-up measures, and filling out the data security incident handling record. The Information Security and Data Compliance Committee described below has issued data security risk reporting standards and response procedures to all employees to strengthen their risk awareness and response capabilities. We also engaged third-party evaluation firms to conduct security test on our data security system and continued to improve the security level based on the feedback of the test. In 2023, we, with the assistance of third-party specialists, established a data security “blue army” and conducted two mock attack-defense exercises focusing on critical data leakage and compliance issues. By employing methods such as vulnerability exploitation, phishing, social engineering, nearby-source penetration, and intranet breakthroughs, we simulated defenses on sensitive data and core system assets, comprehensively enhancing our capabilities in data security defenses and emergency responsiveness.
●	We also require all external vendors involved in projects concerning data and information to complete our company’s Data Protection Impact Assessment (DPIA) process initiated for vendors before signing contracts, and to sign undertaking on data security.

As of the date of this annual report, we have not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect us, our business strategy, results of operations or financial condition.

Governance

Our corporate governance committee of the board of directors is responsible for overseeing our cybersecurity risk management, assuming the following responsibilities: (i) maintaining oversight of the disclosure related to cybersecurity matters in periodic reports of our company, (ii) reviewing updates to the status of any material cybersecurity incidents or material risks from cybersecurity threats to our company, and the relevant disclosure issues, if any, presented by our chief executive officer, chief financial officer and the Information Security and Data Compliance Committee described below, if necessary, on a quarterly basis, and (iii) review disclosure concerning cybersecurity matters in our annual report on Form 20-F presented by our chief executive officer, chief financial officer and the Information Security and Data Compliance Committee, if necessary.

At the management level, we have an Information Security and Data Compliance Committee as the decision-making body of our information security and data compliance, which consists of our chief executive officer, chief financial officer, leaders of legal, information security, professional ethics and compliance and leaders from each business line. Certain members of the committee are experienced in assessing and managing cybersecurity threats, possessing expertise such as a doctor degree in software engineering with a specialization in cyberspace security and extensive work experiences. With the committee’s oversight, the departments responsible for legal, information security, and compliance work together as a working group, are responsible for developing crucial risk management strategies and enhancing risk management through collaborative efforts with various departments. Progress reports on the work of information security and data compliance are reported to the committee. Meanwhile, we have set up defense lines consisting of multiple departments to ensure that all relevant functional departments continue to prevent risks related to information security and privacy protection before, during and after the event.

PART III

Item 17.Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.Financial Statements

The consolidated financial statements of KE Holdings Inc., its subsidiaries and its consolidated variable interest entities are included at the end of this annual report.

Item 19.        Exhibits

Exhibit Number	Description of Document
1.1

Sixth Amended and Restated Memorandum and Articles of Association of the Registrant (incorporated herein by reference to Exhibit 3.1 to the current report on Form 6-K (File No. 001-39436), furnished with the SEC on August 12, 2022)

2.1

Registrant’s Specimen American Depositary Receipt (incorporated herein by reference to Exhibit 4.1 to the registration statement on Form F-1 (File No. 333-250116) filed with the SEC on November 16, 2020)

2.2

Registrant’s Specimen Certificate for Class A Ordinary Shares (incorporated herein by reference to Exhibit 2.2 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

2.3

Deposit Agreement, dated August 12, 2020, among the Registrant, the depositary and the owners and holders of American Depositary Shares issued thereunder (incorporated herein by reference to Exhibit 4.3 to the registration statement on Form F-1 (File No. 333-250116) filed with the SEC on November 16, 2020)

2.4

Second Amended and Restated Investor Rights Agreement dated November 29, 2019 (incorporated herein by reference to Exhibit 3.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

2.5	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the registration statement on our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.1	2018 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.2	2020 Share Incentive Plan, as amended in April 2022 (incorporated herein by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.3	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.6*

English translation of the executed form of the Powers of Attorney granted by each shareholder of the VIEs (other than the shareholder being WFOE itself), as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form

4.7

English translation of the Equity Interest Pledge Agreement among Beike (Tianjin) Investment Co., Ltd., Beijing Lianjia and shareholders of Beijing Lianjia dated September 30, 2022 (incorporated herein by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.8

English translation of the Equity Interest Pledge Agreement among Jinbei (Tianjin) Technology Co., Ltd., Tianjin Xiaowu and shareholders of Tianjin Xiaowu dated January 30, 2022 (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.9

English translation of the Equity Interest Pledge Agreement among Beike Jinke (Tianjin) Technology Co., Ltd., Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.10

English translation of the Equity Interest Pledge Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd. and shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. dated January 30, 2022 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.11

English translation of the Equity Interest Pledge Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beijia Commercial Consultancy Co., Ltd. and shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. dated January 30, 2022 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.12

English translation of the Exclusive Business Cooperation Agreement between Beike (Tianjin) Investment Co., Ltd. and Beijing Lianjia dated January 30, 2022 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.13

English translation of the Exclusive Business Cooperation Agreement between Jinbei (Tianjin) Technology Co., Ltd. and Tianjin Xiaowu dated January 30, 2022 (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.14

English translation of the Exclusive Business Cooperation Agreement between Beike Jinke (Tianjin) Technology Co., Ltd. and Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.15

English translation of the Exclusive Business Cooperation Agreement between Jinbei (Tianjin) Technology Co., Ltd. and Beijin Beihao dated January 30, 2022 (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.16

English translation of the Exclusive Business Cooperation Agreement between Jinbei (Tianjin) Technology Co., Ltd. and Beijin Beijia dated January 30, 2022 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.17

English translation of the Exclusive Option Agreement among Beike (Tianjin) Investment Co., Ltd., Beijing Lianjia and shareholders of Beijing Lianjia dated September 30, 2022 (incorporated herein by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.18

English translation of the Exclusive Option Agreement among Jinbei (Tianjin) Technology Co., Ltd., Tianjin Xiaowu and shareholders of Tianjin Xiaowu January 30, 2022 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.19

English translation of the Exclusive Option Agreement among Beike Jinke (Tianjin) Technology Co., Ltd., Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.20

English translation of the Exclusive Option Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd. and shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. January 30, 2022 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.21

English translation of the Exclusive Option Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beijia Commercial Consultancy Co., Ltd. and shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. January 30, 2022 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.22†

English translation of the Business Cooperation Agreement by and among Tencent, the Registrant and other parties named therein dated December 28, 2018 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the Securities and Exchange Commission on July 24, 2020)

4.23†

English Translation of the Amended and Restated Framework Purchase Agreement by and among the Registrant, Shengdu Home Renovation Co., Ltd. and other parties dated April 11, 2022 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.24

English translation of the Equity Interest Pledge Agreement among Realsee (Tianjin) Technology Co., Ltd., Runizhishi and shareholders of Runzhishi dated May 12, 2022 (incorporated herein by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.25

English translation of the Exclusive Business Cooperation Agreement between Realsee (Tianjin) Technology Co., Ltd. and Runizhishi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.26

English translation of the Exclusive Option Agreement among Realsee (Tianjin) Technology Co., Ltd., Runizhishi (Beijing) Technology Co., Ltd. and shareholders of Runizhishi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.26 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.27*

English translation of the Equity Interest Pledge Agreement among Realsee (Tianjin) Technology Co., Ltd., Runikeshi (Beijing) Technology Co., Ltd. and shareholders of Runikeshi (Beijing) Technology Co., Ltd. dated July 12, 2023

4.28

English translation of the Exclusive Business Cooperation Agreement between Realsee (Tianjin) Technology Co., Ltd. and Runikeshi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.28 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.29*

English translation of the Exclusive Option Agreement among Realsee (Tianjin) Technology Co., Ltd., Runikeshi (Beijing) Technology Co., Ltd. and shareholders of Runikeshi (Beijing) Technology Co., Ltd. dated July 12, 2023

4.30

English translation of the Cloud Services and Technical Services Framework Agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited dated April 28, 2022 (incorporated herein by reference to Exhibit 4.30 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.31

English translation of the Online Marketing Services Framework Agreement between the Registrant and Ziroom Inc. dated April 28, 2022 (incorporated herein by reference to Exhibit 4.31 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.32*†

English translation of Share Purchase Agreement by and between a subsidiary of the Registrant, Kongjian Zhihui Decoration (Beijing) Co., Ltd., CHEN Wei, XIN Yihua and certain other parties dated October 10, 2023

4.33*†	English translation of Share Purchase Agreement by and between a subsidiary of the Registrant, Kongjian Zhihui Decoration (Beijing) Co., Ltd., and H iKongjian Co., Limited dated October 10, 2023

4.34*†

English translation of Share Purchase Agreement by and between a subsidiary of the Registrant, Kongjian Zhihui Decoration (Beijing) Co., Ltd., and Nature Home (China) Co., Ltd. dated October 10, 2023, and a schedule of other parties adopting the same form

4.35*†

English translation of Share Purchase Agreement by and between a subsidiary of the Registrant, Kongjian Zhihui Decoration (Beijing) Co., Ltd., and SHEN Yanjie dated October 10, 2023, and a schedule of other individuals adopting the same form

4.36*†

English translation of Share Purchase Agreement by and between a subsidiary of the Registrant, Kongjian Zhihui Decoration (Beijing) Co., Ltd., Beijing Dongfeng Yilin Investment Consulting Partnership (Limited Partnership) and CHEN Wei dated October 10, 2023, and a schedule of other parties adopting the same form

8.1*	List of Significant Subsidiaries and Variable Interest Entities of the Registrant

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20 - F (File No. 001 - 39436) filed with the SEC on April 27, 2023)

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1*	Clawback Policy of the Registrant

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 26, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KE Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KE Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – New Home Transaction Services

As described in Note 2.23 to the consolidated financial statements, the Company generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Company. The Company signed new home agency service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Company recognized sales commissions as revenues when the confirmations were received from real estate developers that terms and conditions for commissions earned were met or upon cash receipts of service fees if collection of the commissions was not considered probable. The Company recognized revenues from new home transaction services of RMB30.6 billion for the year ended December 31, 2023 as presented in the consolidated statements of comprehensive income (loss).

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

Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services

As described in Notes 2.11 and 6 to the consolidated financial statements, the Company had gross accounts receivable of RMB4.6 billion, for which an allowance for credit losses of RMB1.6 billion was recorded as of December 31, 2023. RMB3.8 billion of the Company’s gross accounts receivable was from new home transaction services with RMB1.4 billion allowance for credit losses was recorded as of December 31, 2023. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable from new home transaction services based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

The principal considerations for our determination that performing procedures relating to the allowance for credit losses on accounts receivable from new home transactions is a critical audit matter are (i) the significant judgment by management in estimating the allowance for credit losses for accounts receivable from new home transaction services; (ii) a high degree of auditor judgment, subjectivity and effort in performing procedures and evaluating management’s significant assumptions, related to the segmentation of accounts receivable and judgments about the effects of current and future economic conditions; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s estimate of the allowance for credit losses on accounts receivable from new home transaction services. These procedures also included, among others, (i) testing management’s process for estimating the allowance for credit losses; (ii) evaluating the appropriateness of the models; (iii) testing the completeness and accuracy of the underlying data used in the models; and (iv) evaluating the reasonableness of significant assumptions and judgments used by management, related to the segmentation of accounts receivable and the reasonableness of current and future economic conditions, to estimate the allowance for credit loss for each segmentation of accounts receivable. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of the models and the reasonableness of the significant assumptions.

Goodwill Impairment Assessment — Home Renovation and Furnishing Reporting Unit

As described in Notes 2.17 and 12 to the consolidated financial statements, the Company’s goodwill balance was RMB4.9 billion as of December 31, 2023, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. Management performs impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests if events or circumstances indicate that goodwill may be impaired. Management completed its annual goodwill impairment test as of December 31, 2023 and concluded that no impairment existed for the carrying value of the goodwill attributable to home renovation and furnishing reporting unit. As of December 31, 2023, the fair value of the home renovation and furnishing unit exceeded its carrying value by 10%. Management used a discounted cash flow model to estimate the fair value of the home renovation and furnishing reporting unit. Management’s cash flow projections for home renovation and furnishing reporting unit included significant judgements and assumptions relating to revenue growth rates and discount rate.

The principal considerations for our determination that performing procedures relating to the goodwill impairment assessment of the home renovation and furnishing reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value of the home renovation and furnishing reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management’s significant assumptions, related to revenue growth rates and discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment, including controls over the valuation of the home renovation and furnishing reporting unit. These procedures also included, among others (i) testing management’s process for developing the fair value estimate of the home renovation and furnishing reporting unit; (ii) evaluating the appropriateness of the discounted cash flow model; (iii) testing the completeness and accuracy of underlying data used in the model; and (iv) evaluating the reasonableness of the significant assumptions used by management, related to the revenue growth rates and the discount rate. Evaluating management’s significant assumptions of revenue growth rates and discount rate involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the reporting unit; (ii) consistency with external market and industry data; and (iii) whether the significant assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s discounted cash flow model and the discount rate assumption.

/s/ PricewaterhouseCoopers Zhong Tian LLP

Beijing, the People’s Republic of China

April 26, 2024

We have served as the Company’s auditor since 2018.

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2022	2023	2023
				US$
		RMB	RMB	Note 2.6

ASSETS
Current assets:
Cash and cash equivalents	3	19,413,202	19,634,716	2,765,492
Restricted cash	3	6,181,057	6,222,745	876,455
Short‑term investments	4	35,485,908	34,257,958	4,825,132
Short-term financing receivables, net of allowance for credit losses of RMB139,427 and RMB122,482 as of December 31, 2022 and 2023, respectively	7	667,224	1,347,759	189,828
Accounts receivable and contract assets, net of allowance for credit losses of RMB2,088,478 and RMB1,681,127 as of December 31, 2022 and 2023, respectively	6	4,163,022	3,176,169	447,354
Amounts due from and prepayments to related parties	24	405,956	419,270	59,053
Loan receivables from related parties	24	50,463	28,030	3,948
Prepayments, receivables and other assets	5	4,057,843	4,666,976	657,331
Total current assets		70,424,675	69,753,623	9,824,593
Non‑current assets:
Property, plant and equipment, net	8	2,036,553	1,965,098	276,778
Right‑of‑use assets	10	11,284,070	17,617,915	2,481,431
Long‑term investments, net	11	17,925,653	23,570,988	3,319,904
Intangible assets, net	9	1,686,976	1,067,459	150,348
Goodwill	12	4,934,235	4,856,807	684,067
Long-term loan receivables from related parties	24	22,934	27,000	3,803
Other non‑current assets	5	1,032,251	1,473,041	207,474
Total non‑current assets		38,922,672	50,578,308	7,123,805
TOTAL ASSETS		109,347,347	120,331,931	16,948,398

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB62,910 and RMB68,000 as of December 31, 2022 and 2023, respectively)	14	5,843,321	6,328,516	891,353
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB822 and RMB905 as of December 31, 2022 and 2023, respectively)	24	425,685	430,350	60,614
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB386,874 and RMB371,917 as of December 31, 2022 and 2023, respectively)		9,365,512	8,145,779	1,147,309
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,915,103 and RMB2,540,511 as of December 31, 2022 and 2023, respectively)		4,194,828	3,900,564	549,383
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB50,383 and RMB35,274 as of December 31, 2022 and 2023, respectively)		542,290	698,568	98,391
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2022 and 2023)	13	619,000	290,450	40,909
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB369 and RMB383 as of December 31, 2022 and 2023, respectively)	10	4,972,345	9,368,607	1,319,541
Contract liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB5,572 and RMB4,291 as of December 31, 2022 and 2023, respectively)		3,260,269	4,665,201	657,080
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB199,443 and RMB153,102 as of December 31, 2022 and 2023, respectively)	15	4,118,068	5,695,948	802,257
Total current liabilities		33,341,318	39,523,983	5,566,837

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2022	2023	2023
				US$
		RMB	RMB	Note 2.6
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,483 and RMB3,788 as of December 31, 2022 and 2023, respectively)	18	351,186	279,341	39,344
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB23 and nil as of December 31, 2022 and 2023, respectively)	10	6,599,930	8,327,113	1,172,849
Other non‑current liabilities		475	389	55
Total non‑current liabilities		6,951,591	8,606,843	1,212,248
TOTAL LIABILITIES		40,292,909	48,130,826	6,779,085

Commitments and contingencies	25

SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity:
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,601,547,279 Class A ordinary shares issued and 3,561,632,933 Class A ordinary shares outstanding(1) as of December 31, 2022; 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; and 156,426,896 and 151,354,549 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	20	487	475	67
Treasury shares		(225,329)	(866,198)	(122,001)
Additional paid‑in capital		80,302,956	77,583,054	10,927,345
Statutory reserves		660,817	811,107	114,242
Accumulated other comprehensive income (loss)		(412,721)	244,302	34,409
Accumulated deficit		(11,405,850)	(5,672,916)	(799,014)
Total KE Holdings Inc. shareholders’ equity		68,920,360	72,099,824	10,155,048
Non‑controlling interests		134,078	101,281	14,265
TOTAL SHAREHOLDERS’ EQUITY		69,054,438	72,201,105	10,169,313
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		109,347,347	120,331,931	16,948,398
(1)

Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2021	2022	2023	2023
					US$
		RMB	RMB	RMB	Note 2.6
Net revenues:
Existing home transaction services (including revenues generated from related parties of RMB642,909, RMB625,979 and RMB 830,295, for 2021, 2022 and 2023, respectively)		31,947,953	24,123,703	27,954,135	3,937,258
New home transaction services (including revenues generated from related parties of RMB3,525, RMB1,476 and RMB 2,713, for 2021, 2022 and 2023, respectively)		46,472,378	28,650,374	30,575,778	4,306,508
Home renovation and furnishing (including revenues generated from related parties of RMB 171,449, RMB3,365 and RMB 6,471, for 2021, 2022 and 2023, respectively)		197,452	5,046,627	10,850,497	1,528,261
Emerging and other services (including revenues generated from related parties of RMB30,007, RMB33,383 and RMB 26,168, for 2021, 2022 and 2023, respectively)		2,134,656	2,848,075	8,396,522	1,182,625
Total net revenues	2.23	80,752,439	60,668,779	77,776,932	10,954,652
Cost of revenues:
Commission‑split		(31,633,827)	(20,499,632)	(25,713,752)	(3,621,706)
Commission and compensation‑internal		(26,303,507)	(17,853,694)	(17,884,796)	(2,519,021)
Cost of home renovation and furnishing		(195,869)	(3,562,068)	(7,705,325)	(1,085,272)
Cost related to stores		(3,809,757)	(3,346,436)	(2,872,093)	(404,526)
Others		(2,990,064)	(1,626,202)	(1,882,952)	(265,208)
Total cost of revenues		(64,933,024)	(46,888,032)	(56,058,918)	(7,895,733)
Gross profit		15,819,415	13,780,747	21,718,014	3,058,919
Operating expenses:
Sales and marketing expenses		(4,309,116)	(4,573,382)	(6,654,178)	(937,221)
General and administrative expenses		(8,924,470)	(7,346,665)	(8,236,569)	(1,160,096)
Research and development expenses		(3,193,988)	(2,545,549)	(1,936,780)	(272,790)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	(746,705)	(148,057)	(93,417)	(13,158)
Total operating expenses		(17,174,279)	(14,613,653)	(16,920,944)	(2,383,265)
Income (loss) from operations		(1,354,864)	(832,906)	4,797,070	675,654
Interest income, net	17	354,567	743,484	1,263,332	177,937
Share of results of equity investees		39,520	44,588	9,098	1,281
Impairment loss for equity investments accounted for using equity method	11	(2,914)	—	(10,369)	(1,460)
Fair value changes in investments, net		564,804	(512,225)	78,320	11,031
Impairment loss for equity investments accounted for using measurement alternative	11	(183,789)	(591,876)	(28,800)	(4,056)
Foreign currency exchange gain (loss)		20,988	(127,362)	(93,956)	(13,233)
Other income, net	16	1,702,414	1,568,587	1,869,300	263,285
Income before income tax expense		1,140,726	292,290	7,883,995	1,110,439
Income tax expense	18	(1,665,492)	(1,689,574)	(1,994,391)	(280,904)
Net income (loss)		(524,766)	(1,397,284)	5,889,604	829,535
Net loss (income) attributable to non‑controlling interests shareholders		637	11,210	(6,380)	(899)
Net income (loss) attributable to KE Holdings Inc.		(524,129)	(1,386,074)	5,883,224	828,636
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(524,129)	(1,386,074)	5,883,224	828,636

Net income (loss)		(524,766)	(1,397,284)	5,889,604	829,535
Other comprehensive income (loss)
Currency translation adjustments		(841,214)	2,602,071	574,223	80,878
Unrealized gains (losses) on available-for-sale investments, net of reclassification		35,578	(375,069)	82,800	11,662
Total other comprehensive income (loss)		(805,636)	2,227,002	657,023	92,540
Total comprehensive income (loss)		(1,330,402)	829,718	6,546,627	922,075
Comprehensive loss (income) attributable to non‑controlling interests shareholders		637	11,210	(6,380)	(899)
Comprehensive income (loss) attributable to KE Holdings Inc.		(1,329,765)	840,928	6,540,247	921,176
Comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(1,329,765)	840,928	6,540,247	921,176

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
— Basic	23	3,549,121,628	3,569,179,079	3,521,379,938	3,521,379,938
— Diluted	23	3,549,121,628	3,569,179,079	3,611,653,020	3,611,653,020
Net income (loss) per share attributable to ordinary shareholders
— Basic	23	(0.15)	(0.39)	1.67	0.24
— Diluted	23	(0.15)	(0.39)	1.63	0.23
Share‑based compensation expenses included in:	19
Cost of revenues		406,131	356,844	502,523	70,779
Sales and marketing expenses		110,446	121,396	180,465	25,418
General and administrative expenses		595,732	1,659,755	2,345,895	330,412
Research and development expenses		425,978	287,254	186,666	26,291

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

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income (loss)	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2022	3,548,492,330	489	—	—	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493
Net loss	—	—	—	—	—	—	—	(1,386,074)	(1,386,074)	(11,210)	(1,397,284)
Exercise of share options	24,383,373	3	—	—	—	—	—	—	3	—	3
Vesting of restricted share units	576,720	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	2,425,249	—	—	—	2,425,249	—	2,425,249
Repurchase of ordinary shares	—	—	(41,707,914)	(1,319,796)	—	—	—	—	(1,319,796)	—	(1,319,796)
Cancellation of ordinary shares	(35,246,628)	(5)	35,246,628	1,094,467	(1,094,462)	—	—	—	—	—	—
Surrender of ordinary shares	(3)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	176,930	—	(176,930)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	2,602,071	—	2,602,071	—	2,602,071
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	63,771	63,771
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	(470,589)	—	(470,589)	—	(470,589)
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive loss	—	—	—	—	—	—	95,520	—	95,520	—	95,520
Balance at December 31, 2022	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income (loss)	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2023	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438
Net income	—	—	—	—	—	—	—	5,883,224	5,883,224	6,380	5,889,604
Exercise of share options	17,029,713	3	—	—	—	—	—	—	3	—	3
Vesting of restricted share units	5,963,517	1	—	—	(1)	—	—	—	—	—	—
Vesting of restricted share, net (Note 19(c))	13,292,404	2	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	3,215,549	—	—	—	3,215,549	—	3,215,549
Repurchase of ordinary shares	—	—	(141,064,215)	(5,150,628)	—	—	—	—	(5,150,628)	—	(5,150,628)
Cancellation of ordinary shares	(123,459,369)	(18)	123,459,369	4,509,759	(4,509,741)	—	—	—	—	—	—
Surrender of ordinary shares	(37)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	150,290	—	(150,290)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	574,223	—	574,223	—	574,223
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	18,852	18,852
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	(2,109)	(2,109)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	71,447	—	71,447	—	71,447
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive loss	—	—	—	—	—	—	11,353	—	11,353	—	11,353
Dividend to shareholders	—	—	—	—	(1,425,707)	—	—	—	(1,425,707)	—	(1,425,707)
Liquidation of subsidiary	—	—	—	—	—	—	—	—	—	(51,020)	(51,020)
Dividend of subsidiaries for non-controlling interest holder	—	—	—	—	—	—	—	—	—	(4,900)	(4,900)
Balance at December 31, 2023	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2021	2022	2023	2023
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from operating activities:
Net income (loss)	(524,766)	(1,397,284)	5,889,604	829,535
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	879,729	918,261	775,042	109,162
Amortization of intangible assets	491,032	584,460	627,146	88,332
Net impairment loss (reversal) on financial assets	1,326,698	(21,059)	426,352	60,050
Impairment of goodwill, intangible assets and other long-lived assets	746,705	148,057	93,417	13,158
Impairment loss for equity investments accounted for using equity method	2,914	—	10,369	1,460
Impairment loss for equity investments accounted for using measurement alternative	183,789	591,876	28,800	4,056
Provision (reversal) of credit losses for financing receivables	124,335	18,658	(7,573)	(1,067)
Deferred tax expenses (benefits)	(170,065)	301,788	(328,579)	(46,279)
Share of results of equity investees	(39,520)	(44,588)	(9,098)	(1,281)
Dividend received from equity method investments	14,800	27,338	14,862	2,093
Fair value changes in investments	(564,804)	512,225	(78,320)	(11,031)
Investment and interest income	(425,905)	(767,330)	(1,413,018)	(199,019)
Foreign currency exchange loss (gain)	(20,988)	127,362	93,956	13,233
Loss (gain) on disposal of property, plant and equipment and intangible assets	467	(653)	629	89
Share‑based compensation expenses	1,538,287	2,425,249	3,215,549	452,901
Changes in assets and liabilities:
Accounts receivable and contract assets	2,646,058	5,160,705	834,677	117,562
Amounts due from and prepayments to related parties	(106,993)	185,386	(13,314)	(1,875)
Prepayments, receivables and other assets	1,450,492	(382,652)	(883,309)	(124,411)
Right‑of‑use assets	(418,389)	(3,509,206)	(6,333,845)	(892,103)
Other non‑current assets	(11,331)	(54,005)	(29,481)	(4,152)
Accounts payable	(566,709)	(866,389)	482,543	67,965
Amounts due to related parties	329,823	(158,393)	4,665	657
Employee compensation and welfare payable	(1,399,663)	(957,551)	(1,219,733)	(171,796)
Customer deposits payable	(2,561,919)	13,491	(294,264)	(41,446)
Contract liabilities	367,772	921,104	1,404,932	197,881
Lease liabilities	588,714	4,073,669	6,123,445	862,469
Accrued expenses and other current liabilities	80,442	652,832	1,585,979	223,380
Income taxes payable	(418,876)	(41,688)	156,278	22,011
Other liabilities	52,993	(909)	(86)	(12)
Net cash provided by operating activities	3,595,122	8,460,754	11,157,625	1,571,522

Cash flows from investing activities:
Purchases of held-to-maturity debt investments	(11,525,705)	(23,799,933)	(14,513,592)	(2,044,197)
Maturities of held-to-maturity debt investments	781,074	15,796,918	8,918,346	1,256,123
Purchases of available-for-sale debt investments	(8,544,633)	(1,242,573)	—	—
Sales and maturities of available-for-sale debt investments	715,957	2,928,668	1,392,881	196,183
Purchases of other long-term investments	(8,751,223)	(560,575)	(1,181,611)	(166,426)
Disposal and distributions of other long-term investments	542,043	509,221	338,678	47,702
Purchases of other short-term investments	(37,172,628)	(34,718,665)	(38,874,183)	(5,475,314)
Maturities of other short-term investments	37,197,916	36,540,249	41,465,679	5,840,319
Cash paid for business combinations, net of cash acquired	(21,842)	(3,147,760)	(9,893)	(1,393)
Proceeds from disposal of a subsidiary and long-lived assets	18,521	19,126	14,838	2,090
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(1,429,977)	(793,032)	(873,990)	(123,099)
Financing receivables originated	(32,966,185)	(11,529,591)	(27,785,767)	(3,913,544)
Collections of financing receivables principal	36,279,018	11,556,201	27,112,807	3,818,759
Loans to related parties	(28,100)	(50,124)	(47,000)	(6,620)
Repayments of loans from related parties	21,690	19,515	65,367	9,207
Net cash used in investing activities	(24,884,074)	(8,472,355)	(3,977,440)	(560,210)

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2021, 2022 AND 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2021	2022	2023	2023
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from financing activities:
Cash paid for non‑controlling interests in subsidiaries	(870)	—	—	—
Repurchase of ordinary shares	—	(1,319,796)	(5,150,628)	(725,451)
Proceeds from issuance of ordinary shares upon exercise of share option	7	3	2	1
Proceeds from short‑term borrowings	260,000	759,000	426,634	60,090
Repayments of short‑term borrowings	—	(400,000)	(755,972)	(106,476)
Proceeds from funding debts	507,543	133,400	—	—
Repayments of funding debts	(1,840,853)	(327,600)	—	—
Dividends paid to equity holders of the Company	—	—	(1,425,707)	(200,807)
Liquidation of subsidiaries	—	—	(51,020)	(7,186)
Dividends paid to non‑controlling shareholders of subsidiaries	—	—	(4,900)	(690)
Net cash used in financing activities	(1,074,173)	(1,154,993)	(6,961,591)	(980,519)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(442,141)	28,644	44,608	6,278

Net increase (decrease) in cash and cash equivalents and restricted cash	(22,805,266)	(1,137,950)	263,202	37,071
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	40,969,979	20,446,104	19,413,202	2,734,292
Restricted cash at the beginning of the year	8,567,496	6,286,105	6,181,057	870,584
Total	49,537,475	26,732,209	25,594,259	3,604,876
Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	20,446,104	19,413,202	19,634,716	2,765,492
Restricted cash at the end of the year	6,286,105	6,181,057	6,222,745	876,455
Total	26,732,209	25,594,259	25,857,461	3,641,947
Cash, cash equivalents and restricted cash change during the year	(22,805,266)	(1,137,950)	263,202	37,071
Supplemental disclosures:
Cash paid for income taxes	(2,295,576)	(1,446,640)	(2,250,992)	(317,046)
Cash paid for interest	(4,671)	(13,625)	(17,479)	(2,462)
Non‑cash investing activities
Changes in accounts payable related to property, plant and equipment addition	20,142	93,726	(2,653)	(374)

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

As of December 31, 2023, the details of the Company’s major subsidiaries and consolidated VIEs (inclusive of the VIEs’ subsidiaries) are as follows:

	Date of		Percentage of
	incorporation or	Place of	direct or indirect
Name	acquisition	incorporation	economic ownership
Subsidiaries
Beike Group (Cayman) Limited	August 6, 2018	Cayman Islands	100%
Beike Finance Holdings (Cayman) Limited	August 14, 2018	Cayman Islands	100%
Sharehome HK International Limited	December 16, 2016	Hong Kong	100%
Beike Kestone Holdings (Hong Kong) Limited	August 13, 2018	Hong Kong	100%
Beike (Tianjin) Investment Co., Ltd.	September 29, 2018	PRC	100%
Beihan(Tianjin) Technology Co., Ltd.	November 27, 2019	PRC	100%
Lianjia (Tianjin) Enterprise Management Co., Ltd.	August 13, 2018	PRC	100%
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd.	July 25, 2005	PRC	100%
Beijing Fangyuan Real Estate Consulting Services Co., Ltd.	October 24, 2016	PRC	100%
Beijing Gaoce Real Estate Brokerage Co., Ltd.	December 27, 2011	PRC	100%
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd.	September 20, 2016	PRC	100%
Deyou Real Estate Agency Co., Ltd.	September 5, 2002	PRC	100%
Shanghai Xiaoheng Internet Technology Co., Ltd.	October 30, 2017	PRC	100%
Shanghai Deyou Property Consulting Co., Ltd.	April 16, 2014	PRC	100%
Sichuan Lianjia Real Estate Brokerage Co., Ltd.	December 30, 2009	PRC	100%
Ningbo Fangjianghu Internet Technology Co., Ltd.	July 17, 2018	PRC	100%
Tianjin Haibei Information Technology Co., Ltd.	September 14, 2018	PRC	100%
Beike Zhaofang (Beijing) Technology Co., Ltd.	August 3, 2015	PRC	100%
Beike Zhaofang Technology Co., Ltd.	November 21, 2017	PRC	100%
Beike Technology Co., Ltd.	June 28, 2017	PRC	100%
Shanghai Haibi Technology Co., Ltd.	October 25, 2018	PRC	100%
Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd.	October 16, 2017	PRC	100%
Shanghai Huibeiju Technology Co., Ltd.	October 27, 2022	PRC	100%
Shanghai Chenhaibei Internet Technology Co., Ltd.	January 16, 2020	PRC	100%
Beijing Beiwoo Decoration Co., Ltd.	January 5, 2022	PRC	100%
Beike Meijia Supply Chain Management (Zhejiang) Co., Ltd.	December 29, 2022	PRC	100%
Shengdu Home Renovation Co., Ltd.	April 20, 2022	PRC	100%
Beijing Meichen Information Consulting Co., Ltd.	September 6, 2016	PRC	100%
Shanghai Shengyi Investment Management Co., Ltd.	December 25, 2018	PRC	100%
Beijing Lianjia Rongsheng Management Consulting Co., Ltd.	August 9, 2016	PRC	100%
Beijing Xinfu Home Rental Co., Ltd.	September 5, 2013	PRC	100%
Tianjin Haibei Technology Services Co., Ltd.	July 14, 2017	PRC	100%
Consolidated VIEs
Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”) (i)	September 30, 2001	PRC	100%
Beijing Yiju Taihe Technology Co., Ltd. (“Yiju Taihe”)	July 23, 2010	PRC	100%
Tianjin Xiaowu Information & Technology Co., Ltd. (“Tianjin Xiaowu”)	November 14, 2017	PRC	100%
Subsidiaries of VIEs
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	November 10, 2006	PRC	100%
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	PRC	100%
(i)

The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. The Company depends on a series of contractual arrangements to provide its subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810.

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

Along with the launch of the Group’s Beike platform, the Company was incorporated in the Cayman Islands in July 2018 as the Group’s holding company to facilitate offshore financing. During July to December 2018, the Company established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd. and Beike Jinke (Tianjin) Technology Co., Ltd., all of which are the Company’s wholly – owned PRC subsidiaries (collectively, “WFOEs”). Through a series of transactions, most of the original subsidiaries of Beijing Lianjia have become the subsidiaries of the applicable WFOEs and the Group’s other PRC subsidiaries. For example, most of Beijing Lianjia’s operating entities are transferred to Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. and Lianjia (Tianjin) Enterprise Management Co., Ltd., both of which are wholly – owned subsidiaries of Beike (Tianjin) Investment Co., Ltd.

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

The Company has completed its listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “HKEX”) by way of introduction in May 2022.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs irrevocably grant the respective WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs (except for 3.03% of Beijing Lianjia’s equity interests pledged to a third party as of December 31, 2018, while the pledge was removed in December 2019 and all equity interests were subject to the exclusive option agreements).The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of the VIEs further undertake to pay to the WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans) or undertake any actions that may adversely affect the VIEs’ operating status and asset value. These agreements will remain effective until all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or its designated person. Jinbei (Tianjin) Technology Co., Ltd. has the unilateral right to terminate the agreement with Tianjin Xiaowu.

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

In addition, if the Group’s corporate structure and the contractual arrangements with the VIEs through which the Group conducts its business in the PRC were found to be in violation of any existing or future PRC laws and regulations, the Group’s relevant PRC regulatory authorities could:

●	revoke or refuse to grant or renew the Group’s business and operating licenses;
●	restrict or prohibit related party transactions between the wholly owned subsidiary of the Group and the VIEs;
●	impose fines, confiscate income or other requirements which the Group may find difficult or impossible to comply with;
●	require the Group to alter, discontinue or restrict its operations;
●	restrict or prohibit the Group’s ability to finance its operations; and
●	take other regulatory or enforcement actions against the Group that could be harmful to the Group’s business.

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

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.5 billion and RMB2.5 billion as of December 31, 2022 and 2023, as well as certain non-distributable statutory reserves amounting to approximately RMB109.3 million and RMB142.7 million as of December 31, 2022 and 2023. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries, and the consolidated trusts as discussed in Note 2.12) taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2022 and 2023 and the operation results for the years ended December 31, 2021, 2022 and 2023.

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Cash and cash equivalents	1,873,989	2,232,732
Restricted cash	3,806,783	3,933,122
Short‑term investments	447,583	—
Short‑term financing receivables, net	645,884	1,310,625
Accounts receivable, net	23,374	27,610
Amounts due from and prepayments to related parties	335,067	332,192
Loan receivables from related parties	20,000	—
Prepayments, receivables and other assets	391,727	369,922
Amounts due from non‑VIE subsidiaries of the Group	3,041,482	2,671,350
Total current assets	10,585,889	10,877,553
Property and equipment, net	82,753	72,754
Right‑of‑use assets	73	199
Intangible assets, net	33,786	26,395
Goodwill	7,522	7,522
Other non‑current assets	66,128	58,420
Total non‑current assets	190,262	165,290
Total assets	10,776,151	11,042,843
Accounts payable	62,910	68,000
Amounts due to related parties	822	905
Employee compensation and welfare payable	386,874	371,917
Customer deposits payable	2,915,103	2,540,511
Income taxes payable	50,383	35,274
Lease liabilities current portion	369	383
Contract liabilities	5,572	4,291
Accrued expenses and other current liabilities	199,443	153,102
Amounts due to non‑VIE subsidiaries of the Group	3,432,642	4,802,196
Total current liabilities	7,054,118	7,976,579
Deferred tax liabilities	4,483	3,788
Lease liabilities non‑current portion	23	—
Total non‑current liabilities	4,506	3,788
Total liabilities	7,058,624	7,980,367

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Total net revenues from third party	946,883	470,564	595,498
Total net revenues from non-VIE subsidiaries of the Group	184,717	183,146	263,430
Total net revenues	1,131,600	653,710	858,928
Net income (loss)	(52,557)	97,023	194,948

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Net cash provided by (used in) operating activities	(1,604,900)	(1,537,384)	1,598,138
Net cash provided by (used in) investing activities	3,784,129	185,267	(193,772)
Net cash used in financing activities	(1,440,230)	(849,738)	(919,284)
Net increase (decrease) in cash, cash equivalents and restricted cash	738,999	(2,201,855)	485,082

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In October 2021, the FASB issued ASU 2021-08, “Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers,” which requires entities to apply Topic 606 to recognize and measure contract assets and contract liabilities in a business combination as if it had originated the contracts. The standard is effective for public companies for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. We adopted the ASU on January 1, 2023 and will apply the guidance prospectively for future acquisitions.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In November 2023, the FASB issued ASU No. 2023-07, “Segment Reporting-Improvements to Reportable Segment Disclosures”, which adds a requirement for public entities to disclose its significant segment expense categories and amounts for each reportable segment for all periods presented. This information is required to be disclosed at both interim and annual periods. In addition, this ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”) in the consolidated financial statements. Public entities are also required to disclose how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Group is assessing the impact of adopting this standard on its financial statements.

In December 2023, the FASB issued ASU No. 2023-09, “Income Taxes: Improvements to Income Tax Disclosures”, which enhances the disaggregation of income tax disclosures. The ASU requires public entities on an annual basis to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold equal to or greater than 5%. Public entities are required to provide an explanation of certain rate reconciling items if not otherwise evident, such as the nature, causes and judgement used to categorize the item. The ASU also requires disclosure of income taxes paid (net of refund received) detailed by federal, state/local and foreign, and amounts paid to individual jurisdictions that are equal or greater than 5% of total income taxes paid. The ASU is effective for public entities for fiscal years beginning after December 15, 2024 and for interim periods for fiscal years beginning after December 15, 2025. The Group is assessing the impact of adopting this standard on its financial statements.

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

The 2021 financial statements have not been adjusted as the accumulated effect of the change to the accounting principal on this periods presented is immaterial. The following financial statement line items for fiscal years 2022 were affected by the change in accounting principle.

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

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, and derivative instruments, (vii) incremental borrowing rate used to account for leases, (viii) valuation of intangible asset arising from business combination transaction, (ix) provision for income tax and valuation allowance for deferred tax assets, (x) liabilities related to employee welfare benefits, and (xi) lower of cost and net realizable value of inventories. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

2.6 Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2023 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.0999, representing the index rates stipulated by the Federal Reserve Board using the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 29, 2023. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2023, or at any other rate.

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

The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s agency, guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash.

2.10 Short-term investments

The Group holds debt classified securities, and accounts for such investments in accordance with ASC Topic 320, Investments—Debt Securities (“ASC 320”). The Group classifies the short-term investments in debt as held-to-maturity, trading or available-for-sale, whose classification determines the respective accounting methods stipulated by ASC 320. Dividend and interest income, including amortization of the premium and discount arising at acquisition, for all categories of investments in securities are included in earnings. Any realized gains or losses on the sale of the short-term investments are determined on a specific identification method, and such gains and losses are reflected in earnings during the period in which gains or losses are realized.

Held-to-maturity debt investments include debt instruments issued by private companies for which the Group has the positive intent and ability to hold those securities to maturity, and time deposits represent time deposits placed with banks with maturities more than three months. The Group account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2022 and 2023, the allowance for credit losses provided for the held-to-maturity debt investments held by the Group was insignificant.

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

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 326: The Group use, as a practical expedient, the fair value of the collateral at the reporting date when recording the net carrying amount of the asset and determining the allowance for credit losses for a financial asset for which the repayment is expected to be provided substantially through the operation or sale of the collateral when the borrower is experiencing financial difficulty based on the entity’s assessment as of the reporting date (collateral-dependent financial asset).

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

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts (“Trusts”), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third party trust companies, which act as the trustees, with funds contributed by the Group and/or other third party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810—“Consolidation”.

Therefore the loans funded by the consolidated Trusts are recorded as the Group’s financing receivables. The proceeds received from the third party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

Measurement of financing receivables

Financing receivables are measured at amortized cost and reported on the consolidated balance sheets at outstanding principal adjusted for any write offs and the allowance for credit losses.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12 Financing receivables (Continued)

Allowance for credit losses

Starting from January 1, 2020, the Group adopted ASU No. 2016-13 and estimated the allowance for credit losses to reflect the Group’s estimated expected losses. The Group assesses the allowance for credit losses, mainly based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group’s financing receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates, credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves if warranted interest income for non-accrual financing receivables is recognized on a cash basis. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the years ended December 31, 2021, 2022 and 2023, the amount of interest income recognized on non-accrual financial assets was insignificant.

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

2.14 Inventories

Inventories, which mainly consist of materials for home renovation business and furniture, electronic and home appliances products available for sale, are valued at the lower of moving weighted average cost or net realizable value. As of December 31, 2023, no adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory. Inventory is included in the prepayments, receivables and other assets line item in the Group’s consolidated balance sheets.

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests if events or circumstances indicate that the goodwill may be impaired. The Group adopted ASU No. 2017-04, “Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment” in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

2.18 Long-term investments

(i)Equity investments accounted for using the equity method

In accordance with ASC 323 — “Investment — Equity Method and Joint Ventures”, the Group applies the equity method of accounting to equity investments, in common stock or in substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

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

The Group continually reviews its investment in equity investees under the equity method to determine whether a decline in fair value to below the carrying value is other than temporary. The primary factors the Group considers in its determination are the duration and severity of the decline in fair value, the financial condition, operating performance and the prospects of the equity investee, and other company specific information such as recent financing rounds.

The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other than temporary. If any impairment is considered other than temporary, the Group writes down the asset to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18 Long-term investments (Continued)

(ii)Investments accounted for at fair value

The Group adopted ASU No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (“ASU No. 2016-01”) for all periods presented. Securities with readily determinable fair value are measured at fair value. Equity securities accounted for at fair value include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

For investments in convertible notes and loans receivable with maturities of over one year, the Group elected the fair value option. The fair value option permits the irrevocable election on an instrument by instrument basis at initial recognition of an asset or liability or upon an event that gives rise to a new basis of accounting for that instrument. The investments accounted for under the fair value option are carried at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income (loss). For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825 — “Financial Instruments”. Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income (loss) as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period. The Group classifies the valuation techniques that use these inputs as Level 2 of fair value measurements.

(iii)Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC Topic 820, “Fair Value Measurements and Disclosures” (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

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

(v)Held-to-maturity debt investments

Long-term held-to-maturity debt investments include debt instruments issued by private companies with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18 Long-term investments (Continued)

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to “Other income, net” in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2022 and 2023, the allowance for credit losses provided for the held-to-maturity debt investments held by the Group was insignificant.

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

2.19 Leases (Continued)

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

(c)The Group as a lessor

The Group generates revenues from rental property management services as a lessor. The Group sources houses from homeowners, subleases the houses or separate rooms to tenants, and provides operational management services such as maintenance. Leases for which the Group is a lessor are classified as operating leases. The terms of the agreements with tenants are generally one year, and rental income from operating leases is recognised in emerging and other services revenue on a straight-line basis over the term of the relevant lease.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.21 Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury share over the aggregate par value is allocated between additional paid-in capital and retained earnings.

2.22 Statutory reserves

In accordance with the laws applicable to the Foreign Investment Enterprises (“FIEs”) established in the PRC, the Group’s subsidiaries registered as WFOEs have to make appropriations from their annual after tax profits as determined under generally accepted accounting principles in the PRC (“PRC GAAP”) to reserve funds including the general reserve fund, enterprise expansion fund and staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the annual after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the company.

Appropriations to the enterprise expansion fund and staff bonus and welfare fund are made at the respective company’s discretion.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs’ subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after tax profits to non distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

For the years ended December 31, 2021, 2022 and 2023, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB91.1 million, RMB176.9 million and RMB150.3 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

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

2.23 Revenue recognition (Continued)

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

Brokerage services and transaction closing services identified in the housing sales agency services contracts are considered to be separate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

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

2.23 Revenue recognition (Continued)

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

For sale of furniture, electronic and home appliances products, revenue is recognized when delivery and acceptance occurs, which is defined as receipt by the Group of either a delivery note when delivery has been completed or a customer confirmation that the installation process is completed.

Emerging and other services

The Group generates revenues from emerging and other services such as rental property management services, financial services and other newly developed businesses.

Rental property management services revenues are primarily derived from the leasing operation services for homeowners and tenants. The Group sources houses from homeowners and leases the rooms to tenants, as well as provides operational management services such as maintenance. The terms of the agreements with tenants are generally one year. See the details of rental income recognition policy in Note 2.19 Leases - (b) The Group as a lessor.

Service fees for financial services and other newly developed businesses are generally recognized as revenues when services are provided.

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes contract assets or contract liabilities in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.23 Revenue recognition (Continued)

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

Contract liabilities are recognized if the Group receives consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services and emerging and other services. RMB2,749.4 million of revenues recognized in the year ended December 31, 2023 was included in the balance of contract liabilities as of December 31, 2022. As of December 31, 2023, the increase in the balance of contract liabilities was primarily due to more consideration received from home renovation and furnishing services and entrust lease services as a result of increase in business scale compared to the prior year. Due to the nature of services the Group provided, most of the Group’s contracts with an original expected length less than one year. Therefore, the Group expects to recognize a significant majority of the contract liabilities balance as of December 31, 2023 as revenue over the next 12 months. The contract liabilities of the Group as of December 31, 2022 and 2023 are listed in the table below.

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Contract liabilities:
Existing home transaction services	174,472	178,856
New home transaction services	1,119,534	941,326
Home renovation and furnishing	1,488,294	2,363,394
Emerging and other services	477,969	1,181,625
Total	3,260,269	4,665,201

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

As of December 31, 2023, the balance of capitalized costs of obtaining contracts with customers was RMB338.8 million. For the years ended December 31, 2021, 2022 and 2023, the Group recognized amortization of nil, RMB258.5 million and RMB587.2 million respectively as “Sales and marketing expenses”.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.24 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2021, 2022 and 2023, advertising expenses recognized in the consolidated statements of comprehensive income (loss) were RMB2,038.4 million, RMB1,340.2 million and RMB2,030.8 million, respectively.

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

Income taxes

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2021, 2022 and 2023. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2021, 2022 and 2023.

2.27 Employee benefits

Full time employees of the Group in mainland China are entitled to staff welfare benefits including pension, work related injury benefits, maternity insurances, medical insurances, unemployment benefits and housing fund plans through a PRC government mandated defined contribution plan. Chinese labor regulations require that the Group makes payments to the government for these benefits based on a certain percentage of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond making the required contributions.

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that the probability that such exposures would materialize in the future is remote based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and reversals of the provisions was an increase /(decrease) in employee welfare benefit expenses of RMB805.0 million, RMB621.0 million, RMB(1,598.4) million for the years ended December 31,2021, 2022 and 2023, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision’s net impact, were approximately RMB3.4 billion, RMB3.0 billion, RMB1.2 billion, for the years ended December 31, 2021, 2022 and 2023 respectively.

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

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders as adjusted for the effect of income allocation to holders of participating preferred shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares and options to purchase ordinary shares (using the treasury stock method), unvested restricted shares and unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

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

The Group operates in four operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing and (iv) Emerging and other services, and the segment information is set out in Note 22.

2.33 Contingencies

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

For the years ended December 31, 2021, 2022 and 2023, the Group recognized government grants of approximately RMB1,060 million, RMB668 million and RMB762 million, respectively, in the consolidated statements of comprehensive income (loss).

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

2.36 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2021, 2022 and 2023.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2022 and 2023, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA and Australia, which the management believes are of high credit quality. The Group’s total cash and cash equivalents, restricted cash, and short-term investments held at five financial institutions in mainland China representing 24%, 16%, 11%, 11% and 10% of the Group’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2023, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.36 Concentration and risks (Continued)

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these financial instruments is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group’s ongoing monitoring controls for the outstanding balances. As of December 31, 2022 and 2023, only one customer’s total receivable amounting to RMB788 million and RMB380 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable and other receivable are measured for credit loss based on fair value of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. As of December 31, 2023, a portion of accounts receivable and other receivable due from real estate developers is secured by a commercial properties as collateral. For the year ended December 31, 2023, RMB174 million and RMB227 million provision has been provided against accounts receivable and other receivable due to decrease in net realizable values of the collateral, which attribute to the current downturn of commercial real estate market.

The expected credit loss rates for accounts receivable and contract assets are 33.4% and 34.6% as of December 31, 2022 and 2023, respectively. The expected credit loss rates for financing receivables are 17.3% and 8.3% as of December 31, 2022 and 2023, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 8.2% and 14.3% as of December 31, 2022 and 2023, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB47.0 billion and RMB51.2 billion as of December 31, 2022 and 2023, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

In July 2005, the PRC government changed its decades-old policy of pegging the value of the RMB to the US$, and the RMB appreciated more than 20% against the US$ over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the US$ remained within a narrow band. Since June 2010, the RMB has fluctuated against the US$, at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 2.9% for the year ended December 31, 2023. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Cash and cash equivalents (i):
Cash	18,641,806	17,994,611
Cash equivalents	771,396	1,640,105
Restricted cash (ii):
Current	6,181,057	6,222,745
Total cash, cash equivalents and restricted cash	25,594,259	25,857,461
(i)	Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2021, 2022 and 2023 are 0.8%, 3.6% and 3.9%, respectively.
(ii)	The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s agency, guarantee and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 77.4%, 12.4%, 10.0%, and 0.2% as of December 31, 2022; 76.2%, 19.1%, 4.5%, and 0.2% as of December 31, 2023, respectively.

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Short‑term investments:
Bank time deposits	3,911,410	7,690,166
Wealth management products	26,491,683	26,415,902
Short-term held-to-maturity debt investments	3,631,732	151,890
Available-for-sale debt investments	1,380,668	—
Listed equity securities	70,415	—
Total	35,485,908	34,257,958

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

Available-for-sale debt investments in short-term investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer’s option, which the group intents to sell in the near term. The proceeds received from the sales of available-for-sale debt investments is RMB1.4 billion for the year of 2023.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SHORT-TERM INVESTMENTS (CONTINUED)

Listed equity securities in short-term investments are equity securities the group intents to sell in the near term.

Held-to-maturity debt investments as of December 31, 2023 are shown as below, which would be due within one year:

As of December 31, 2023
	Cost or	Gross	Gross
	amortized cost	unrecognized	unrecognized
	less allowance	holding	holding
	for credit losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Held-to-maturity debt investments	151,890	—	(7,757)	144,133	20,350

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Current:
Advances to suppliers	618,694	574,170
Deposits paid to real estate developers (i)	530,308	222,604
Prepaid rental and other deposits	1,243,443	1,625,026
Staff advances	68,035	65,253
Receivables from escrow account	34,118	6,676
Interests receivable	11,035	14,664
VAT‑input deductible	660,104	707,416
Prepaid income tax	108,972	177,560
Inventories	127,558	304,208
Capitalized costs of obtaining contracts	155,636	338,811
Others	499,940	630,588
Total	4,057,843	4,666,976

Non‑current:
Deferred tax asset (Note 18)	856,958	1,113,692
VAT-input deductible	169,879	192,991
Prepayment for land use right (ii)	—	154,575
Others	5,414	11,783
Total	1,032,251	1,473,041
(i)	Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(ii)	Prepayment for land use right

The Company entered into a 40 years land use right purchase agreement in October 2023 at a total consideration of RMB309 million. Pursuant to the agreement, 50% of the total consideration is scheduled to be paid in 2023 with the rest to be paid in 2024. The land use right purchased related to a parcel of land located in Hangzhou, which was acquired for the Group’s home renovation and furnishing business. RMB154.6 million has been paid off as of December 31, 2023 and the rest RMB154.6 million was paid off in January 2024 upon maturity. Currently, the Group’s is going through certain procedures related to the land use right certification.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
New home transaction services	5,406,009	3,750,996
Existing home transaction services	385,231	483,901
Home renovation and furnishing	103,641	99,935
Emerging and other services	131,959	248,803
Accounts receivable	6,026,840	4,583,635
Allowance for credit losses	(1,951,419)	(1,566,129)
Accounts receivable, net	4,075,421	3,017,506

The contract assets are mainly related to the Group’s home renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Contract assets – gross	224,660	273,661
Allowance for credit losses	(137,059)	(114,998)
Contract assets, net	87,601	158,663

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(1,122,218)	(2,151,271)	(1,951,419)
Reversal/(Additions)	(1,216,517)	76,184	(174,237)
Write‑offs	187,464	123,668	559,527
Balance at the end of the year	(2,151,271)	(1,951,419)	(1,566,129)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
– Up to 3 months	2,389,431	2,056,388
– 3 months to 1 year	1,161,639	617,635
– Over 1 year	2,475,770	1,909,612
Accounts receivable	6,026,840	4,583,635
Less: allowance for credit losses	(1,951,419)	(1,566,129)
Accounts receivable, net	4,075,421	3,017,506

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2022 and 2023 consisted of the following:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Short‑term:
Financing receivables from consolidated Trusts	623,872	1,316,432
Financing receivables from micro‑loan platforms	182,779	153,809
Total short‑term financing receivables	806,651	1,470,241
Allowance for credit losses	(139,427)	(122,482)
Total short‑term financing receivables, net	667,224	1,347,759

As of December 31, 2022 and 2023, the financing receivables are all due within one year. These balances represent short-term financing receivables that are personal credit loans to home buyers and tenants, and to other individual borrowers.

Financing Receivables – Allowance for Credit Losses and Credit Quality

Consistent with the adoption of ASU No. 2016-13 effective January 1, 2020, the allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. All forward-looking statements are, by their nature, subject to risks and uncertainties, many of which are beyond the Group’s control. Primarily as a result of the uncertainty of macroeconomic and real estate agency business in 2023, the management updated the CECL model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses decreased to 8.3% of gross financing receivables (net of unearned income) at December 31, 2023 from 17.3% at December 31, 2022, which were mainly attributable to the reduction in loan delinquency as the Group carried out stricter recovery mechanism in 2023.

The activities in the provision for credit losses for the years ended December 31, 2021, 2022 and 2023, respectively, consisted of the following:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Beginning balance	(127,319)	(131,762)	(139,427)
(Provisions) Reversals	(124,335)	(18,658)	7,573
Write‑offs	119,892	10,993	9,372
Ending balance	(131,762)	(139,427)	(122,482)

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category is 7.0% as of December 31, 2023.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category is 47.9% as of December 31, 2023.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

Delinquency:

Based on the past due days, the Group separates the contracts into 5 groups including current, 1-29 days past due, 30-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 22.5% and 11.0% as at December 31, 2022 and 2023, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

					180 days
	1‑29 Days	30‑59 Days	60‑89 Days	90‑179 Days	or greater	Total
RMB in the thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Property transaction related business
2018 and before	—	—	—	—	32,037	32,037	—	32,037
2019	—	—	—	—	19,931	19,931	—	19,931
2020	—	—	—	—	19,023	19,023	—	19,023
2021	—	—	—	—	57,261	57,261	—	57,261
2022	2,980	—	—	2,963	834	6,777	619,209	625,986
Subtotal	2,980	—	—	2,963	129,086	135,029	619,209	754,238
Non-property transaction related business
2018 and before	—	—	—	—	3,954	3,954	—	3,954
2019	82	804	4,447	15,547	13,220	34,100	—	34,100
2020	—	—	3	—	4,466	4,469	11	4,480
2021	—	—	—	3	3,286	3,289	5,800	9,089
2022	44	108	55	544	39	790	—	790
Subtotal	126	912	4,505	16,094	24,965	46,602	5,811	52,413
December 31, 2022	3,106	912	4,505	19,057	154,051	181,631	625,020	806,651
Property transaction related business
2018 and before	—	—	—	—	31,215	31,215	—	31,215
2019	—	—	—	—	13,222	13,222	—	13,222
2020	—	—	—	—	12,618	12,618	—	12,618
2021	—	—	—	—	46,333	46,333	—	46,333
2022	—	—	—	—	3,740	3,740	—	3,740
2023	5,545	—	—	763	1,027	7,335	1,308,553	1,315,888
Subtotal	5,545	—	—	763	108,155	114,463	1,308,553	1,423,016
Non-property transaction related business
2018 and before	—	—	—	—	4,731	4,731	—	4,731
2019	—	—	—	—	31,137	31,137	—	31,137
2020	—	—	—	—	4,079	4,079	—	4,079
2021	—	—	—	1,600	5,314	6,914	—	6,914
2022	—	—	—	—	364	364	—	364
Subtotal	—	—	—	1,600	45,625	47,225	—	47,225
December 31, 2023	5,545	—	—	2,363	153,780	161,688	1,308,553	1,470,241

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Office building	707,693	689,703
Vehicles	21,821	22,085
Computer equipment	1,049,049	1,046,672
Furniture and office equipment	387,781	373,893
Leasehold improvement	2,444,146	2,717,396
Construction in progress	194,803	293,928
Total	4,805,293	5,143,677
Less: accumulated depreciation	(2,749,468)	(3,159,307)
Less: accumulated impairment	(19,272)	(19,272)
Net book value	2,036,553	1,965,098

Depreciation expenses recognized for the years ended December 31, 2021, 2022 and 2023 amounted to RMB879.7 million, RMB918.3 million and RMB775.0 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Software	116,229	115,297
Trademarks and domain names	1,194,482	1,195,161
Customer relationships	4,080	—
Non‑competition agreements	1,300	460
Advertising resources	2,437,610	2,478,945
License	349,912	349,912
Total	4,103,613	4,139,775
Less: accumulated amortization	(2,158,991)	(2,815,803)
Less: accumulated impairment	(257,646)	(256,513)
Net book value	1,686,976	1,067,459

Amortization expenses recognized for the years ended December 31, 2021, 2022 and 2023 amounted to RMB491.0 million, RMB584.5 million and RMB627.1 million, respectively.

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods is as follows:

Amounts
RMB
(in thousands)

Within 1 year	250,692
Between 1 and 2 years	129,257
Between 2 and 3 years	116,358
Between 3 and 4 years	114,809
Thereafter	456,343
Total	1,067,459

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

The components of lease cost for the years ended December 31, 2021, 2022 and 2023 were listed as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Operating lease cost	3,586,026	4,216,897	7,785,841
Short‑term lease cost	47,769	39,941	50,659
Total	3,633,795	4,256,838	7,836,500

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	3,413,301	3,652,435	7,965,277
Right‑of‑use assets obtained in exchange for lease liabilities:
Total right‑of‑use assets obtained in exchange for new operating lease liabilities	5,749,581	11,427,030	15,489,351

The components of right‑of‑use assets obtained in exchange for new operating lease liabilities were as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)

Right‑of‑use assets obtained in exchange for lease liabilities
Store leases	4,341,144	4,054,404	3,262,410
Administrative office leases	1,168,547	493,255	273,088
Leases of rental property management services	239,890	6,879,371	11,953,853
Total	5,749,581	11,427,030	15,489,351

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Operating leases
Store leases	5,269,031	5,460,840
Administrative office leases	629,724	626,652
Leases of rental property management services	5,300,127	11,447,181
Land use rights	85,188	83,242
Total operating lease assets	11,284,070	17,617,915
Operating lease liabilities, current	4,972,345	9,368,607
Operating lease liabilities, non‑current	6,599,930	8,327,113
Total operating lease liabilities	11,572,275	17,695,720

	For the Year Ended December 31,
	2021	2022	2023

Weighted‑average remaining lease term (in years)
Operating leases	3.25	2.90	2.43
Land use rights	41.34	44.17	43.18

Weighted‑average discount rate
Operating leases	4.8%	4.5%	4.3%
Land use rights	5.3%	4.7%	4.7%

Maturities of lease liabilities were as follows:

As of
December 31,
2023
RMB
(in thousands)
2024	9,645,224
2025	5,484,022
2026	1,618,295
2027	646,558
2028	356,789
Thereafter	657,608
Total undiscounted lease payments	18,408,496
Less: imputed interest	(712,776)
Total lease liabilities	17,695,720

The Group’s lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

(b) The Group as a lessor

The Group generates revenues from rental property management services as a lessor. Lease income recognized for the years ended December 31, 2021, 2022 and 2023 amounted to RMB635.6 million, RMB1,523.0 million and RMB6,002.5 million, respectively.

Maturities of undiscounted lease payments to be received were as follows:

As of
December 31,
2023
RMB
(in thousands)
2024	6,856,443
2025	868,460
2026	94,340
2027	17,366
2028	11,062
Thereafter	35,344
Total undiscounted lease payments	7,883,015

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Investments in equity method investees	370,985	436,344
Investments accounted for at fair value	1,063,689	660,112
Equity investments without readily determinable fair value using the NAV practical expedient	91,005	86,240
Equity investments without readily determinable fair value using the measurement alternative	61,640	43,746
Long-term time deposits	11,064,516	15,352,785
Held-to-maturity debt investments	147,529	1,729,602
Available-for-sale debt investments	5,126,289	5,262,159
Total long-term investments	17,925,653	23,570,988

Investments in equity method investees

The Group applies the equity method of accounting to account for its equity investments in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interest or otherwise control.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Amounts
RMB
(in thousands)
Balance at December 31, 2020	689,929
Investments made	258,990
Income (loss) from investment	39,520
Investment impairment	(2,914)
Disposal of investment	(540,433)
Dividend received	(14,800)
Balance at December 31, 2021	430,292
Investments made	12,188
Income (loss) from investment	44,588
Disposal of investment	(134,406)
Dividend received	(27,338)
Acquired in a business combination	45,661
Balance at December 31, 2022	370,985
Investments made	183,253
Income (loss) from investment	9,098
Investment impairment	(10,369)
Disposal of investment	(101,761)
Dividend received	(14,862)
Balance at December 31, 2023	436,344

Investments accounted for at fair value

Investments accounted for at fair value include (i) marketable equity securities, which are publicly traded stocks or funds measured at fair value, (ii) unlisted equity securities or debt securities and long-term loan receivables which use unobservable inputs to measure the fair value on recurring basis, and (iii) investments in wealth management products with maturity date in over one year, which are financial instruments with variable interest rates or principal not-guaranteed with certain financial institutions and are measured at fair value in accordance with ASC 825-“Financial Instruments”.

The following table shows the carrying amount and fair value of investments accounted for at fair value:

		Gross	Gross
		unrealized	unrealized	Exchange
	Cost basis	gains	losses	adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Marketable securities (i)	96,848	—	(63,678)	3,964	37,134
Unlisted equity securities and loan receivables measured at fair value (ii)	252,567	444	(164,456)	—	88,555
Wealth management product (iii)	937,500	500	—	—	938,000
Balance at December 31, 2022	1,286,915	944	(228,134)	3,964	1,063,689
Marketable securities (i)	96,848	—	(69,035)	4,932	32,745
Unlisted equity securities and loan receivables measured at fair value (ii)	238,015	778	(161,126)	—	77,667
Wealth management product (iii)	537,500	12,200	—	—	549,700
Balance at December 31, 2023	872,363	12,978	(230,161)	4,932	660,112

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

(i)	Marketable securities

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

As of December 31, 2022 and 2023, the Group held 37.6% in IFM and account for the investment in IFM amounted to RMB58.8 million and RMB57.1 million, and loan to IFM’s controlling shareholder at fair value amounting to RMB1.2 million and RMB1.1 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

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

Equity investments without readily determinable fair value using the NAV practical expedient

Equity investments without readily determinable fair value in private equity funds is accounted for under NAV practical expedient.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2022 and 2023, the carrying amount of the Group’s investment in private equity fund was approximately RMB91.0 million and RMB86.2 million, respectively. During the years ended December 31, 2021, 2022 and 2023, fair value changes recognized for this equity investment were RMB51.6 million, RMB(32.9) million, RMB(4.8) million respectively. Investments in the private equity fund is subject to a lock-up period of 8 years from September 2018 which restricts investor from withdrawing from the fund during the investment period.

Equity investments without readily determinable fair value using the measurement alternative

Equity investments without readily determinable fair value in private companies is accounted for under measurement alternative.

The total carrying value of investment in private companies accounted for under measurement alternative held as of December 31, 2022 and 2023 were as follows:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Initial cost basis	835,790	839,296
Cumulated unrealized losses (including impairment)	(774,150)	(795,550)
Total carrying value	61,640	43,746

For the years ended December 31, 2021, 2022 and 2023, RMB183.8 million, RMB591.9 million and RMB28.8 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in “Impairment loss for equity investments accounted for using measurement alternative” in the Group’s consolidated statements of comprehensive income (loss). Also, the Group classifies those investments that use similar identifiable transaction prices when applying valuation techniques as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements.

Long-term time deposits

The Group’s long-term time deposits are time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of December 31, 2022, deposits were denominated in RMB amounting to approximately RMB11.1 billion, among which RMB1.7 billion will be matured in 2024. The remaining RMB9.4 billion will be matured in 2025. As of December 31, 2023, deposits were denominated in RMB amounting to approximately RMB15.4 billion, among which RMB10.1 billion will be matured in 2025 and the remaining RMB5.3 billion will be matured in 2026.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Held-to-maturity debt investments

During the year ended December 31, 2023, the Group recorded investment income from its long-term held-to-maturity debt investments of RMB47.1 million in the consolidated statement of comprehensive income (loss). Long-term held-to-maturity debt investments as of December 31, 2023 are shown as below, which would be due in 1 to 2 years:

As of December 31, 2023
		Gross	Gross
	Cost or	unrecognized	unrecognized
	Amortized	holding	holding	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB

(in thousands)
Held-to-maturity debt investments	1,729,602	—	(28,362)	1,701,240

The following table summarizes the amortized cost of held-to-maturity debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Due in 1 year through 5 years	147,529	1,729,602

Available-for-sale debt investments

The Group’s available-for-sale debt investments mainly include investments in debt securities issued by banks and other financial institutions that are redeemable at the issuer’s option, which have no contractual maturity date. As of December 31, 2023, RMB5.3 billion available-for-sale debt investments were held by the Group. Available-for-sale debt investments as of December 31, 2023 are shown as below:

As of December 31, 2023
	Cost or	Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB

(in thousands)
Available-for-sale debt investments	5,555,020	—	(292,861)	5,262,159

The following table summarizes the Group’s gross unrealized losses and fair value for available-for-sale investments in an unrealized loss position as of December 31, 2023:

12 Months or Greater
	Fair	Unrealized
	Value	Losses
	RMB	RMB

(in thousands)
Additional Tier1 Bonds	5,262,159	(292,861)

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of December 31, 2023.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Due in 1 year through 5 years	5,126,289	5,262,159

12. GOODWILL

For the years ended December 31, 2022 and 2023, the changes in the carrying value of goodwill by segment are as follows:

	Existing home	New home	Home
	transaction	transaction	renovation
	services	services	and furnishing	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Balance as of December 31, 2021	594,908	1,210,781	—	1,805,689
New additions (i)	62,496	—	3,207,805	3,270,301
Impairment provided (ii)	(59,022)	(82,733)	—	(141,755)
Balance as of December 31, 2022	598,382	1,128,048	3,207,805	4,934,235
New additions (iii)	17,978	—	—	17,978
Disposal	(1,989)	—	—	(1,989)
Impairment provided (iv)	(59,163)	(34,254)	—	(93,417)
Balance as of December 31, 2023	555,208	1,093,794	3,207,805	4,856,807
(i)

During the year ended December 31, 2022, the Group acquired several real estate agency companies operating existing home transaction services in multiple cities, as well as Shengdu, a full-service home renovation service provider in China. On April 20, 2022, the Group completed the acquisition of Shengdu that was added to the home renovation and furnishing segment. The acquisition has been accounted for as a business combination, resulting in the recognition of RMB3,060.8 million of goodwill.

(ii)

During the year ended December 31, 2022, certain reporting units experienced a significant decrease in revenue and profit as a result of market downturn. This decline was identified by management as a triggering event. Following an impairment assessment, management concluded that the goodwill associated with certain reporting units was impaired. Consequently, a goodwill impairment loss of RMB141.8 million was recorded, with RMB59.0 million attributed to reporting units within the existing home transaction services segment and RMB82.7 million attributed to reporting units within the new home transaction services segment.

(iii)	During the year ended December 31, 2023, the Group acquired several real estate agency companies engaged in existing home transaction services in multiple cities.
(iv)

The Group completed its annual goodwill impairment test for all its reporting units as of December 31, 2023. During the year ended December 31, 2023, actual performance of certain reporting units did not meet prior forecasted expectations due to unfavorable local market conditions. The Group performed quantitative impairment testing on these reporting units and recognized goodwill impairment loss of RMB93.4 million, including RMB59.2 million related to reporting units within the existing home transaction services segment and RMB34.3 million related to reporting units within the new home transaction services segment. Following the goodwill impairment charge recorded in relation to these reporting units, the carrying value of the reporting units equaled its fair value as of December 31, 2023. Therefore, if business conditions or expectations were to change materially, it may be necessary to record further impairment charges to these reporting units in the future.

The Group also performed a quantitative impairment test for its home renovation and furnishing reporting units using an income approach based on a discounted cash flow model (“DCF model”). As of December 31, 2023, the fair value of the home renovation and furnishing reporting unit exceeded its carrying value by 10%.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL (CONTINUED)

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a DCF model to estimate the fair value of the reporting units, as management believes forecasted operating cash flows were the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models including future revenues and discount rates. The financial projection covering a five-year period of each reporting unit adopted in DCF models for impairment test purpose is based on the financial budgets approved by the management of the Group, which considering the historical performance and its expectation for future market development. Cash flows beyond the five-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry the Group operates and the specific risks relating to the Group.

Impairment loss of goodwill recognized for the years ended December 31, 2021, 2022 and 2023 were RMB732.4 million, RMB141.8 million and RMB93.4 million, respectively. As of December 31, 2022 and 2023, the original gross amounts of goodwill were RMB6,462.8 million and RMB6,478.8 million, respectively, and the accumulated impairment losses were RMB1,528.6 million and RMB1,622.0 million, respectively.

13. BORROWINGS

As of December 31, 2022 and 2023, the contractual maturities of the borrowings are all within one year.

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Short‑term borrowings	619,000	290,450

In September 2022, Beike Technology Co., Ltd entered into a RMB460.0 million 356-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB 43.3 million, RMB47.8 million, RMB43.3 million and RMB325.6 million were scheduled to be paid off on February 28, 2023, March 21, 2023, August 31, 2023 and September 21, 2023, respectively. By the end of December 31, 2023, the borrowings were fully paid off upon maturity.

In December 2022, Beike Technology Co., Ltd entered into a RMB140.0 million 360-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB23.3 million, RMB3.9 million, RMB23.3 million and RMB89.5 million were scheduled to be paid off on March 31, 2023, June 30, 2023, September 30, 2023 and December 25, 2023,respectively, according to the borrowing contract. By the end of December 31, 2023, the borrowings were fully paid off upon maturity.

In December 2022, Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd entered into a RMB19.0 million 360-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.58%. RMB3.2 million and RMB15.8 million were scheduled to be paid off on June 30, 2023 and December 25, 2023, respectively, according to the borrowing contract. By the end of December 31, 2023, the borrowings were fully paid off upon maturity.

In September 2023, Beike Technology Co., Ltd entered into a RMB277.8 million 267-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.35%. RMB43.3 million, RMB47.8 million and RMB186.7 million are scheduled to be paid off on February 29, 2024, March 31, 2024 and June 21, 2024, respectively.

In December 2023, Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd entered into a RMB12.7 million 363-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.30%. RMB3.2 million and RMB9.5 million are scheduled to be paid off on June 30, 2024 and December 25, 2024, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. ACCOUNTS PAYABLE

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Payable related to new home transaction business	4,333,474	4,081,051
Payable for home renovation materials and construction costs	867,045	1,375,333
Payable for advertising fees	186,604	305,108
Payable for internet service fees	104,603	166,085
Payable for leasehold improvements	90,271	92,924
Others	261,324	308,015
Total	5,843,321	6,328,516

An ageing analysis of the trade payable as of December 31, 2022 and 2023, based on the invoice date, is as follow:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
– Up to 3 months	5,259,873	5,980,363
– 3 months to 1 year	270,846	221,018
– Over 1 year	312,602	127,135
Accounts payable	5,843,321	6,328,516

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Deposit related to new home services	1,267,752	1,388,784
Deposit related to franchise services	956,121	1,014,348
Deposit related to home renovation and furnishing services	292,361	961,966
Deposit related to entrusted house lease services	303,793	832,877
Other tax payables	272,610	335,395
Accrued operating expenses	215,234	291,914
Payable related to escrow accounts services (i)	116,025	153,670
Payable related to employees’ exercise of share-based awards	27,736	55,783
Deferred guarantee revenue	32,618	25,671
Others	633,818	635,540
Total	4,118,068	5,695,948
(i)	Payable related to escrow accounts services refers to escrow payments such as deposits, down payments and other payments collected from the property buyers on behalf of and payable to the property sellers. The escrow payments will be paid to property sellers according to the payment schedule of the property purchase agreement agreed by both parties.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. OTHER INCOME, NET

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Investment income, net	487,724	795,804	950,332
Government grants	1,059,907	668,372	762,070
Net gain (loss) on disposal of property, plant and equipment and intangible assets	(467)	653	(629)
Others	155,250	103,758	157,527
Total	1,702,414	1,568,587	1,869,300

17. INTEREST INCOME, NET

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Interest income	385,375	769,094	1,291,485
Interest expense	(6,105)	(14,053)	(17,241)
Bank charges	(18,952)	(11,124)	(9,068)
Others	(5,751)	(433)	(1,844)
Total	354,567	743,484	1,263,332

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2021, 2022 and 2023. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2021, 2022 and 2023.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

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

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong profits tax was provided for the assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2021, 2022 and 2023. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

China

On March 16, 2007, the National People’s Congress of PRC enacted a new Corporate Income Tax Law (“new CIT law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to corporate income tax at a uniform rate of 25%. The new CIT law became effective on January 1, 2008. Under the new CIT law, preferential tax treatments will continue to be granted to entities which conduct businesses in certain encouraged sectors and to entities otherwise classified as “small and micro businesses”.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they conducted business in certain encouraged high-tech sectors or areas and got the certificates from the competent tax authorities. Certain enterprises benefit from an exemption from income tax for the first two years and 50% reduction for the next three years from their first profitable year as they conduct business in certain encouraged software industry and get the certificates from the authorized software industry associations. The privileges cannot be applied simultaneously. Two, three and three entities in the Group for the years ended December 31, 2021, 2022 and 2023, respectively, were qualified as “high and new technology enterprise” and had a 15% preferential income tax rate. One entity in the Group has been entitled to the exemption of two years and halving for three years of corporate income tax from the profit – making year as a “software enterprise”. The entity was exempted for income tax for the year ended December 31, 2021 and 2022, and is entitled to a preferential income tax rate of 12.5% for each of the three years in the period ending December 31, 2025.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Six, six and one entities in the Group for the years ended December 31, 2021, 2022 and 2023, respectively, were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

The Group’s other PRC subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) are subject to the statutory income tax rate of 25%.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

China (Continued)

According to relevant laws and regulations promulgated by the State Taxation Administration of the PRC announced on March 26, 2023, effective from 2023 onwards, enterprises engaging in research and development activities are entitled to claim 200% of their qualified research and development expenses so incurred as tax deductible expenses when determining their assessable profits for the year (the “R&D Super Deduction”).

The components of income (loss) before tax for the years ended December 31, 2021, 2022 and 2023, are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Income (loss) before income tax expense
Income from China operations	2,484,608	2,936,269	10,550,583
Loss from non‑China operations	(1,343,882)	(2,643,979)	(2,666,588)
Total income before income tax expense	1,140,726	292,290	7,883,995

Income tax expense from China operations
Current income tax expense	1,759,725	1,275,779	2,243,600
Deferred tax (benefit)/expense	(169,673)	237,615	(273,191)
Income tax expense from China operations	1,590,052	1,513,394	1,970,409
Income tax expense from non‑China operations	75,440	176,180	23,982
Total income tax expense	1,665,492	1,689,574	1,994,391

For the years ended December 31, 2021, 2022 and 2023, loss from non-China operations are resulted from (i) share-based compensation expenses amounting to RMB1,538.3 million, RMB2,425.2 million and RMB3,215.5 million, respectively; and (ii) gains from investment in wealth management products amounting to RMB502.4 million, RMB192.4 million and RMB452.5 million, respectively.

The income tax expense (benefit) applicable to the Group’s operations for the years ended December 31, 2021, 2022 and 2023, differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,
	2021	2022	2023
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential treatments	(12.4)%	(39.5)%	(3.7)%
Tax effect of tax-exempt entities	34.0%	253.4%	8.4%
Effect on tax rates in different tax jurisdiction	2.1%	33.0%	0.3%
Tax effect of permanent difference	49.7%	151.9%	(4.1)%
Tax effect of R&D deduction and others	(21.2)%	(58.0)%	(2.0)%
Change in valuation allowance	68.8%	212.2%	1.4%
Effect tax rates	146.0%	578.0%	25.3%

The changes of effective tax rate for the years ended December 31, 2021 and 2022 are primarily driven by the losses incurred by tax-exempt non-China operations, tax effect of permanent differences resulted from impairments of long-term equity investments, and increased valuation allowances established to offset deferred tax assets as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

China (Continued)

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands, except for per share data)

Tax holiday effect	141,554	115,521	294,698
Basic net income per share effect	0.04	0.03	0.08
Diluted net income per share effect	0.04	0.03	0.08
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,549,122	3,569,179	3,521,380
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,549,122	3,569,179	3,611,653

Deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities as of December 31, 2022 and 2023 are as follows:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)

Deferred tax assets
Net operating loss carrying forward	2,788,131	3,144,161
Asset impairment	688,855	779,493
Deferred rental cost	48,290	17,642
Unrealized profits	184,837	154,012
Accrual expense	417,462	371,329
Others	81,420	75,825
Less: Valuation Allowance	(3,310,975)	(3,385,876)
Deferred tax assets, net of valuation allowance	898,020	1,156,586

Deferred tax liability
Fair value change of certain investments	(45,559)	(18,544)
Intangible assets	(343,200)	(299,025)
Deferred revenue	(3,489)	(4,666)
Total deferred tax liability	(392,248)	(322,235)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

Deferred tax assets and liabilities (Continued)

The movements of the valuation allowance for the years ended December 31, 2021, 2022 and 2023 are as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)

Balance at the beginning of the year	(2,178,650)	(2,892,268)	(3,310,975)
Remeasurement due to application of preferential tax rate	—	—	(17,011)
Additions	(1,293,679)	(1,029,453)	(794,643)
Reversals	571,595	575,365	687,180
Write-offs	8,466	35,381	49,573
Balance at the end of the year	(2,892,268)	(3,310,975)	(3,385,876)

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

As of December 31, 2021, 2022 and 2023, the Group had net operating loss carryforwards of approximately RMB8,925.6 million, RMB11,545.8 million and RMB12,633.6 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2021, 2022 and 2023, deferred tax assets arose from net operating loss carryforwards amounted to RMB2,210.1 million, RMB2,788.1 million and RMB3,144.2 million respectively, out of which, RMB2,153.5 million, RMB2,702.6 million and RMB2,848.8 million deferred tax assets were offset by valuation allowance, respectively, as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized. The remaining deferred tax assets, net of valuation allowance arose from net operating loss carryforwards as of December 31, 2021, 2022 and 2023 amounted to RMB56.6 million, RMB85.5 million and RMB295.3 million, respectively, is expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2023, the net operating loss carryforwards of RMB12,633.6 million will expire in the years ending December 31, 2024 through 2028, respectively, if not utilized.

The Group intends to indefinitely reinvest all the undistributed earnings of the VIEs and subsidiaries of the VIEs in China, and does not plan to have any of its PRC subsidiaries to distribute any dividend out of PRC; therefore no withholding tax is expected to be incurred in the foreseeable future. Accordingly, no income tax is accrued on the undistributed earnings of the VIEs and subsidiaries of the VIEs as of December 31, 2021, 2022 and 2023. Although the Group’s certain PRC subsidiaries have generated accumulated earnings as of December 31, 2023, they have not paid any dividends in the past and currently have no plans to pay any dividends out of PRC. These PRC subsidiaries plan to reinvest their profits into the PRC operations.

The Group does not intend to have any of its PRC subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies, but rather intends that such profits will be permanently reinvested by such subsidiaries and VIEs for their PRC operations. As of December 31, 2023, the total number of undistributed profits from the PRC subsidiaries and VIEs for which no withholding tax had been accrued was RMB31,917 million, and the unrecognized tax liabilities were RMB3,192 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

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

19. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Included in:
Cost of revenues	406,131	356,844	502,523
Sales and marketing expenses	110,446	121,396	180,465
General and administrative expenses	595,732	1,659,755	2,345,895
Research and development expenses	425,978	287,254	186,666
Total	1,538,287	2,425,249	3,215,549
Share‑based compensation related to share options (a)	1,504,025	970,551	771,151
Share‑based compensation related to restricted share units (b)	34,262	361,071	813,294
Share-based compensation related to restricted shares (c)	—	1,093,627	1,631,104
Total	1,538,287	2,425,249	3,215,549

There was no income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2021, 2022 and 2023.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

(a)  Share-based compensations related to share options

2018 Share Option Plan

On August 20, 2018, the Group adopted the “Pre-IPO Share Option Scheme” (the “2018 Share Option Plan”), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Group on December 28, 2018. Share options granted under 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over continuous service period of one to five years.

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

The following table summarizes activities of the Company’s share options under 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise	contractual	intrinsic
	outstanding	price	life	value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2020	138,381,390	0.00002	8.29	2,838,661
Granted	20,341,532	0.00002
Exercised	(57,076,970)	0.00002
Forfeited	(8,913,268)	0.00002
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926

Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926
Granted	4,073,400	0.00002
Exercised	(24,383,373)	0.00002
Forfeited or Cancelled or Lapsed	(12,600,293)	0.00002
Outstanding as of December 31, 2022	59,822,418	0.00002	7.30	278,373

Outstanding as of December 31, 2022	59,822,418	0.00002	7.30	278,373
Exercised	(17,029,713)	0.00002
Forfeited or Cancelled	(2,443,122)	0.00002
Outstanding as of December 31, 2023	40,349,583	0.00002	6.39	218,022
Vested and exercisable as of December 31, 2021	10,816,028	0.00002	6.96	72,539
Vested and exercisable as of December 31, 2022	8,393,147	0.00002	6.56	39,056
Vested and exercisable as of December 31, 2023	7,610,018	0.00002	5.81	41,119

The weighted-average grant date fair value for options granted under 2018 Share Option Plan for the years ended December 31, 2021, and 2022 was US$15.7 and US$5.8, respectively, computed using the binomial option pricing model. No share option was granted under 2018 Share Option Plan for the year ended December 31, 2023.

During the years ended December 31, 2021, 2022 and 2023, the aggregate intrinsic value of share options exercised was US$788 million, US$129 million and US$93 million, respectively.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2021, 2022 and 2023 was RMB1,504.0 million, RMB970.6 million and RMB771.2 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

The fair value of each option granted under the Company’s Share Awards in 2018 Share Option Plan for the years ended December 31, 2021 and 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

	For the Year Ended December 31,
	2021	2022
Exercise price (US$)	US$ 0.00002	US$ 0.00002
Fair value of ordinary shares (US$)	5.51~22.33	3.72 ~ 6.31
Expected volatility	51.0%~52.2%	48.8% ~ 52.6%
Excepted term (in years)	10	10
Expected dividend yield	0%	0%
Risk‑free interest rate	1.9%~2.3%	2.3% ~ 4.2%

Risk-free interest rate is estimated based on the yield curve of US Sovereign Bond as of the option valuation date. The expected volatility at the grant date and each option valuation date is estimated based on annualized standard deviation of daily stock price return of comparable companies with a time horizon close to the expected expiry of the term of the options. The Group did not anticipate any dividend payments in the foreseeable future. Expected term is the contract life of the options.

As of December 31, 2023, there was RMB716.0 million of unrecognized compensation expense related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 1.4 years and may be adjusted for future changes in forfeitures.

(b)  Share-based compensations related to restricted share units

2020 Share Incentive Plan

In July 2020, the Group adopted a 2020 Global Share Incentive Plan (the “2020 Share Incentive Plan”), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2020 Share Incentive Plan (the “Award Pool”) shall initially be 80,000,000 shares, plus an annual increase on the first day of each fiscal year of the Group during the ten-year term of this plan commencing with the fiscal year beginning January 1, 2021, by an amount equal to the lesser of (i) 1.0% of the total number of shares issued and outstanding on the last day of the immediately preceding fiscal year, and (ii) such number of shares as may be determined by the Board. The size of the Award Pool to be equitably adjusted in the event of any share dividend, subdivision, reclassification, recapitalization, split, reverse split, combination, consolidation or similar transactions.

In April 2022, the Group adopted the amended 2020 Global Share Incentive Plan (the “Amended 2020 Share Incentive Plan”), under which the maximum aggregate number of Class A Ordinary Shares, per value of US$0.00002 each, may be issued pursuant to all awards under the Amended 2020 Plan is 253,246,913 upon the Listing.

Pursuant to the Amended 2020 Share Incentive Plan, 46,425,615 restricted share units have been granted to employees of the Group during the year ended December 31, 2023, which are generally scheduled to be vested over continuous service period of one to five years.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes activities of the Group’s restricted share units under 2020 Share Incentive Plan:

	Number of RSU	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2020	—	—
Granted	2,525,730	11.85
Forfeited	(83,607)	15.89
Outstanding as of December 31, 2021	2,442,123	11.72

Outstanding as of December 31, 2021	2,442,123	11.72
Granted	44,012,712	5.90
Vested	(576,720)	7.89
Forfeited	(4,375,617)	7.05
Outstanding as of December 31, 2022	41,502,498	6.08

Outstanding as of December 31, 2022	41,502,498	6.08
Granted	46,425,615	6.03
Vested	(5,963,517)	5.90
Forfeited or Cancelled	(2,002,524)	6.21
Outstanding as of December 31, 2023	79,962,072	6.07

The total share-based compensation expenses recognized for restricted share units for the year ended December 31, 2021, 2022 and 2023 was RMB34.3 million, RMB361.1 million and RMB813.3 million.

As of December 31, 2023, there was RMB2,294.5 million of unrecognized compensation expense related to restricted share units granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.8 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units for the year ended December 31, 2021, 2022 and 2023 was nil, RMB29.6 million and RMB231.1 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

(c) Share-based compensation related to restricted shares

2022 Share Incentive Plan

In May 2022, the Group adopted a 2022 Global Share Incentive Plan (the “2022 Share Incentive Plan”), pursuant to which the maximum number of shares of the Group available for issuance pursuant to all awards under the 2022 Share Incentive Plan (the “Award Pool”) shall be 125,692,439.

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Group, and Mr. SHAN Yigang, an executive director of the Group, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the Compensation Committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

—50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

—One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

In May 2023, the restrictions on transfer and dividend rights of 50% of the restricted shares granted to Mr. Peng Yongdong and Mr. Shan Yigang are removed upon vesting, which was approved by the Compensation Committee of the Board.

The previous resolution for removing the restrictions on certain portion of the Restricted Shares was resolved to be null and void by the Compensation Committee in September 2023 after a discussion with Mr. Peng Yongdong and Mr. Shan Yigang. Such portion of the Restricted Shares will continue to be subject to the restrictions.

RMB809.4 million and RMB1,225.9 million has been recognized following the original vesting schedule of the restricted shares for the years ended December 31, 2022 and 2023, respectively. No additional compensation charge related to the re-restriction of these shares for the year ended December 31, 2023.

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu’s original shareholders, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu’s original shareholders to acquired Shengdu’s 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and third anniversary of the stated vesting commencement date respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

The following table summarizes activities of the Group’s restricted shares under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of
	restricted shares	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2021	—	—
Granted	170,008,293	4.38
Outstanding as of December 31, 2022	170,008,293	4.38

Outstanding as of December 31, 2022	170,008,293	4.38
Vested*	(13,292,404)	4.29
Outstanding as of December 31, 2023	156,715,889	4.39
*	16,416,972 and 12,312,729 restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang that vested and re-restricted during the year 2023 are presented on a net basis.

The total share-based compensation expenses recognized for restricted shares for the year ended December 31, 2022 and 2023 was RMB1,093.6 million and RMB1,631.1 million.

As of December 31, 2023, there was RMB2,132.2 million of unrecognized compensation expense related to restricted shares granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.5 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the year ended December 31, 2022 and 2023 was nil and RMB364.9 million.

20. ORDINARY SHARES

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

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association was amended that the Class B ordinary shares shall only be held by the Founder and Mr. PENG Yongdong and Mr. SHAN Yigang (“Co-founders”), and the immediatefamily members, any trust for the benefit of the Co-Founder and/or any of the immediate family members, and any corporation, partnership or any other entityultimately controlled by the Co-Founder and/or any of the immediate family members (together, the “Co-Founder Affiliates”). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chiefexecutive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passuin all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the “Share Re-designation”). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. ORDINARY SHARES (CONTINUED)

On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to three years’ restriction. As of December 31, 2023, 13,292,404 shares’restriction was removed.

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company’s 2022 Global Share Incentive Plan toMr. PENG Yongdong and Mr. SHAN Yigang. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the Compensation Committee of the Board. As of December 31, 2023, there was no shares’ restriction removed.

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

On December 8, 2022, Ever Orient International Limited and Clover Rich Limited converted 1,023,202 and 443,952 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

On February 17, 2023, Ever Orient International Limited and Clover Rich Limited converted 212,479 and 92,191 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

On June 29, 2023, Ever Orient International Limited and Clover Rich Limited converted 1,144,392 and 496,534 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

On August 28, 2023, Ever Orient International Limited and Clover Rich Limited converted 1,165,668 and 505,766 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

On November 28, 2023, Ever Orient International Limited and Clover Rich Limited converted 1,014,947 and 440,370 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

As of December 31, 2023, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options, of which 49,319,159 shares have been exercised by employees.

During the year ended December 31, 2021, 2022 and 2023, the Company issued 38,944,380, 31,999,998 and 88,800,000 Class A Ordinary Shares to the depositary bank for future exercise of employees’ share options, of which 55,711,134 shares have been exercised by employees as of December 31, 2023.

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

Share repurchase program

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

On June 15, 2023, the Annual General Meeting approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. On August 31, 2023, the Board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been increased from US$1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024.

For the year ended December 31, 2023, the Company repurchased 141,064,215 Class A ordinary shares in the open market at prevailing market prices, and the total consideration paid for the purchases was US $723.2 million (RMB5,150.6 million). During the year ended December 31, 2023, the Company cancelled 123,459,369 Class A ordinary share with a par value of US$0.00002 per share, which were repurchased under the share repurchase program.

As of December 31, 2023, 182,772,129 Class A ordinary shares have been purchased under the repurchase program with total consideration approximately US$910.5 million (RMB6,470.6 million).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of December 31, 2022 and 2023:

		Fair value measurement at
		reporting date using
		Quoted
		prices in
		active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2022	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Short-term investments
Short-term time deposits	3,911,410	—	3,911,410	—
Held-to-maturity debt investments	3,571,060	—	3,571,060	—
Long-term investments
Long-term time deposits	11,064,516	—	11,064,516	—
Held-to-maturity debt investments	138,485	—	138,485	—
Fair value measurements on a recurring basis
Short-term investments
Equity investments at fair value with readily determinable fair value
Listed equity securities	70,415	70,415	—	—
Wealth management products	26,491,683	—	23,492,290	2,999,393
Available-for-sale debt investments	1,380,668	—	1,380,668	—
Long-term investments
Equity investments without readily determinable fair value using NAV practical expedient (i)	91,005
Equity investments at fair value with readily determinable fair value	37,134	37,134	—	—
Investments accounted for at fair value	1,026,555	—	900,500	126,055
Available-for-sale debt investments	5,126,289	—	5,126,289	—
Total	52,909,220	107,549	49,585,218	3,125,448

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

		Fair value measurement at reporting date using
		Quoted prices
		in active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Short-term investments
Short-term time deposits	7,690,166	—	7,690,166	—
Held-to-maturity debt investments	144,133	—	144,133	—
Long-term investments	—	—	—	—
Long-term time deposits	15,352,785	—	15,352,785	—
Held-to-maturity debt investments	1,701,240	—	1,701,240	—
Fair value measurements on a recurring basis
Short-term investments
Wealth management products	26,415,902	—	24,000,694	2,415,208
Long-term investments
Equity investments without readily determinable fair value using NAV practical expedient (i)	86,240
Equity investments at fair value with readily determinable fair value	32,745	32,745	—	—
Investments accounted for at fair value	627,367	—	512,200	115,167
Available-for-sale debt investments	5,262,159	—	5,262,159	—
Total	57,312,737	32,745	54,663,377	2,530,375
(i)	Investments are measured at fair value using NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

The following table summarizes the activities related to fair value of the short-term wealth management products:

Amounts
RMB
(in thousands)
Balance at December 31, 2021 (Level 3)	2,289,646
Transfer from long-term investment	3,317,493
Change in fair value (i)	(1,077)
Exchange adjustment	197,924
Disposal	(2,804,593)
Balance at December 31, 2022 (Level 3)	2,999,393
Change in fair value (i)	136,907
Exchange adjustment	48,354
Disposal	(769,446)
Balance at December 31, 2023 (Level 3)	2,415,208
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

The following table summarizes the activities related to long-term investments accounted for at fair value:

Amounts
RMB
(in thousands)
Balance at December 31, 2021 (Level 3)	3,583,898
Change in fair value (i)	(283,214)
Dividend Received	(412)
Investment Made	46,972
Exchange adjustment	132,304
Disposal	(36,000)
Transfer to short-term investment	(3,317,493)
Balance at December 31, 2022 (Level 3)	126,055
Change in fair value (i)	4,007
Disposal	(14,895)
Balance at December 31, 2023 (Level 3)	115,167

(i)Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value.

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

For those equity investments without readily determinable fair value and accounted for other than under the equity method, the Group measures them at at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

As of December 31, 2022 and 2023, certain investments were assessed for impairment by considering factors, including but not limited to, the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies. These investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value,with impairment charges incurred and recorded in consolidated statements of comprehensive income (loss) for the years then ended.

Non-financial assets.

The Group’s non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management’s assessment amount to RMB14.3 million, RMB6.3 million and nil, for the years ended December 31, 2021, 2022 and 2023, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management’s assessment amount to RMB732.4 million, RMB141.8 million and RMB93.4 million for the years ended December 31, 2021, 2022 and 2023, respectively. The fair value of reporting units was determined using Level 3 inputs.

22. SEGMENT INFORMATION

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SEGMENT INFORMATION (CONTINUED)

(4)	Emerging and other services: Emerging and other services include rental property management service business, financial service business and other newly developed businesses.

Material costs, property leasing costs, commission and compensation costs include material costs related to home renovation and furnishing and compensation to agents, sales professionals or renovation workers who are the Group’s employees or contractors as well as split commission to brokerage firms who signs channel sale agency service agreements with the Group and property leasing costs related to rental property management service.

Commission and compensation costs in existing home market are mainly to those who are the Group’s employees or contractors. Commissions and compensation costs in new home market are mainly to brokerage firms who sign channel sale agency service agreements with the Group. Commission and compensation costs in home renovation and furnishing market are mainly to renovation workers who are the Group’s employees or contractors. Material costs in home renovation and furnishing market are mainly to suppliers according to corresponding contracts. Property leasing costs related to rental property management service are mainly to property owners according to corresponding lease contracts.

(b)	Segments data

The following tables present summarized information by segment:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Net revenues:
Existing home transaction services	31,947,953	24,123,703	27,954,135
New home transaction services	46,472,378	28,650,374	30,575,778
Home renovation and furnishing	197,452	5,046,627	10,850,497
Emerging and other services	2,134,656	2,848,075	8,396,522
Total	80,752,439	60,668,779	77,776,932

Material costs, property leasing costs, commission and compensation costs:
Existing home transaction services	(20,123,501)	(14,510,838)	(14,762,910)
New home transaction services	(37,525,240)	(21,886,020)	(22,455,253)
Home renovation and furnishing	(195,869)	(3,562,068)	(7,705,325)
Emerging and other services	(288,593)	(1,956,468)	(6,380,385)
Total	(58,133,203)	(41,915,394)	(51,303,873)

Contribution:
Existing home transaction services	11,824,452	9,612,865	13,191,225
New home transaction services	8,947,138	6,764,354	8,120,525
Home renovation and furnishing	1,583	1,484,559	3,145,172
Emerging and other services	1,846,063	891,607	2,016,137
Total	22,619,236	18,753,385	26,473,059

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. NET INCOME (LOSS) PER SHARE

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

The following table sets forth the computation of basic and diluted net income (loss) per share for the years and periods indicated:

	For the Year Ended December 31,
	2021	2022	2023

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	(524,129)	(1,386,074)	5,883,224
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(524,129)	(1,386,074)	5,883,224

Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,549,121,628	3,569,179,079	3,521,379,938
Adjustments for dilutive share options	—	—	9,338,346
Adjustments for dilutive restricted shares	—	—	72,916,553
Adjustments for dilutive restricted share units	—	—	8,018,183
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,549,121,628	3,569,179,079	3,611,653,020
Net income (loss) per share attributable to ordinary shareholders:
—Basic	(0.15)	(0.39)	1.67
—Diluted	(0.15)	(0.39)	1.63

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the year ended December 31, 2021, 2022 and 2023, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries (“Ziroom”)	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries (“Yuanjing Mingde”)	A group which management or operating policies significantly influenced by a director of the Company
Vanlian (Beijing) Decoration Co., Ltd. (“Vanlian”)	An affiliate company of the Group
IFM Investments Limited (“IFM”)	An affiliate company of the Group
Shengdu	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd (“Xinhewan”)	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent	Principal owner of the Group
Suofeiya Shengdu Home (Zhejiang) Co., Ltd. (“Suofeiya Shengdu”)	An affiliate company of the Group

Xinhewan was an affiliate company of the Group. On January 9, 2023, the Group terminated the investment in Xinhewan and Xinhewan was no longer a related party thereafter.

Vanlian was an affiliate company of the Group. On January 5, 2022, the Group completed the acquisition of Vanlian and Vanlian became a wholly owned subsidiary of the Group. Transactions between the Group and Vanlian before January 4, 2022 are disclosed as related party transactions.

On April 20, 2022, the Group completed the acquisition of Shengdu and Shengdu become a consolidated subsidiary of the Group. Suofeiya Shengdu was considered as a related party of the Group from April 20, 2022. Transactions between the Group and Suofeiya Shengdu from the period of April 20, 2022 to December 31, 2023 are disclosed as related party transactions.

(i)The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Revenues from related parties
Commission support services provided to brokerage firms	423,448	441,471	606,062
Platform services provided to IFM	69,717	65,258	91,825
Online marketing services provided to Ziroom	104,888	90,262	74,961
Agency services provided to Ziroom	53,150	34,197	51,118
Platform and franchise services provided to brokerage firms	8,512	13,011	27,184
Agency services provided to Yuanjing Mingde	4,491	5,183	6,901
Technical services provided to Tencent	1,608	745	—
Agency services and other services provided to Shengdu	7,565	8,700	—
Agency services, online marketing services and home renovation services provided to Vanlian	174,511	—	—
Others	—	5,376	7,596
Total	847,890	664,203	865,647

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Commissoin support services provided to brokerage firms refer to the service fee collected by the Group after the existing home transactions.

24. RELATED PARTY TRANSACTIONS (CONTINUED)

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

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Services provided by related parties
Referral services from brokerage firms	831,591	673,972	853,139
Online marketing and technical services from Tencent	193,866	159,564	122,452
Services from Ziroom	7,942	8,131	10,661
Rental and property management services from Yuanjing Mingde	30,609	27,379	21,882
Referral services from IFM	10,672	5,590	6,339
Others	1,322	1,122	35,917
Total	1,076,002	875,758	1,050,390

Referral services provided by related parties mainly refer to customer referrals from related parties.

Online marketing services mainly refer to the cloud, marketing and promotion services provided by Tencent.

Services from Ziroom including referral, cleaning, maintenance, sales and marketing services provided by Ziroom.

Rental services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Purchase of home furnishing goods from related parties
Purchase of home furnishing goods from Suofeiya Shengdu	—	1,595	144,119
Total	—	1,595	144,119

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Other income
Interest income from loans provided to Xinhewan	—	4,301	—
Interest income and debt settlement expense related to loans provided to IFM	2,209	(753)	5,076
Interest income from loans provided to others	1,450	2,406	1,911
Total	3,659	5,954	6,987

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (CONTINUED)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Operating lease cost related to lease with related parties
Operating lease cost related to lease with Yuanjing Mingde	18,358	18,092	12,133
Operating lease cost related to lease with Ziroom	100	175	72
Operating lease cost related to lease with brokerage firms	49	—	35
Total	18,507	18,267	12,240

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)
Operating lease income from related parties
Operating lease income from Suofeiya Shengdu	—	2,219	3,046
Total	—	2,219	3,046

(ii)As of December 31, 2022 and 2023, the Group had the following balances with related parties:

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Amounts due from and prepayments to related parties
Ziroom	345,212	350,047
IFM	7,400	3,128
Yuanjing Mingde	6,806	7,668
Tencent	2,258	2,542
Brokerage firms	19,551	20,713
Others	24,729	35,172
Total	405,956	419,270

Amounts due to related parties
Tencent	34,723	35,002
Ziroom	33,530	35,282
IFM	27,091	31,299
Yuanjing Mingde	6,983	17,819
Brokerage firms	315,977	302,246
Others	7,381	8,702
Total	425,685	430,350

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (CONTINUED)

As of December 31, 2023, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Loan receivables from related parties
Short‑term loans to IFM	20,000	15,000
Short-term loans to others (a)	15,846	13,030
Current portion of long-term loans to Xinhewan	14,617	—
Long-term loans to Xinhewan	17,934	—
Long-term loans to IFM	—	27,000
Long-term loans to others (a)	5,000	—
Total	73,397	55,030
(a)	The balance of loans include loans the Group provided to entities that the Group has significant influence in.

As of December 31, 2023, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands)
Operating Leases
Store leases from Yuanjing Mingde	77,625	69,391
Administrative office leases from Ziroom	72	—
Administrative office leases from brokerage firms	—	48
Total operating lease assets	77,697	69,439
Operating lease liabilities, current from Yuanjing Mingde	4,284	4,509
Operating lease liabilities, current from Ziroom	26	—
Operating lease liabilities, current from brokerage firms	—	41
Operating lease liabilities, non-current from Yuanjing Mingde	75,449	70,940
Operating lease liabilities, non-current from brokerage firms	—	7
Total operating lease liabilities	79,759	75,497

(iii)

On September 5, 2022 Beike Zhaofang (Beijing) Technology CO., Ltd., a wholly owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholder, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. As of December 31, 2023, accumulated donation payment of RMB20 million was made by the Donator, out of which, RMB10 million payment was made during the year ended December 31, 2023. As of December 31, 2023, RMB2.4 million Huaqiao Scholarship has not been awarded.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. COMMITMENTS AND CONTINGENCIES

(a)  Commitments

As of
December 31, 2023
RMB
(in thousands)
Operating leases commitments(i)	427,799
Purchase of land use right(ii)	154,575
Investment commitments(iii)	105,027
Purchase of property and equipment	3,793
Purchase of services	1,818
Total	693,012

Amounts
RMB
(in thousands)
2024	373,394
2025	115,740
2026	90,821
2027	50,309
Thereafter	62,748
Total	693,012
(i)	Operating leases commitments represent the Group’s obligations for leasing premises.
(ii)	The commitment to purchase land use right is the outstanding consideration for the land use right purchased by Shengdu in 2023.
(iii)	Investment commitments obligations primarily relate to capital contributions obligation under certain arrangements.

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

26. DIVIDENDS

No dividend was declared by the Company during the years ended December 31, 2021 and 2022.

In August 2023, the Group’s Board of Directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$198.5 million dividend has been paid out during 2023, which funded by surplus cash on the Company’s balance sheet.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2021, 2022 and 2023, appropriations to the statutory reserve have been made by the Group, which was RMB91.1 million, RMB176.9 million and RMB150.3 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB21.2 billion as of December 31, 2023.

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

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2022 and 2023, the operation results for the years ended December 31, 2021, 2022 and 2023, and the statements of cash flows for the years ended December 31, 2021, 2022 and 2023. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2022 and 2023.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed balance sheets of the parent company

	As of December 31,
	2022	2023
	RMB	RMB

	(in thousands, except for
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	12,818	9,414
Short-term investments	7,372,995	537,847
Amounts due from subsidiaries and VIEs	1,226,906	688,776
Prepayments, receivables and other assets	13,927	2,003
Non‑current assets:
Investment in subsidiaries	56,064,739	67,805,473
Net assets of the VIEs	3,716,231	3,061,116
Long-term investments, net	516,873	—
TOTAL ASSETS	68,924,489	72,104,629

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	4,129	4,805
TOTAL LIABILITIES	4,129	4,805

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,601,547,279 Class A ordinary shares issued and 3,561,632,933 Class A ordinary shares outstanding(1) as of December 31, 2022; 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; and 156,426,896 and 151,354,549 Class B ordinary shares issued and outstanding as of December 31, 2022 and 2023, respectively)	487	475
Treasury shares	(225,329)	(866,198)
Additional paid‑in capital	80,302,956	77,583,054
Accumulated other comprehensive income (loss)	(412,721)	244,302
Accumulated deficit	(10,745,033)	(4,861,809)
Total shareholders’ equity	68,920,360	72,099,824
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	68,924,489	72,104,629
(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed statements of comprehensive income (loss)

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)

Sales and marketing expenses	(10,227)	—	—
General and administrative expenses	(82,109)	(140,148)	(45,781)
Research and development expenses	(57)	—	—
Interest income, net	3,035	745	52,460
Share of income (loss) of subsidiaries	(696,144)	(1,436,950)	5,618,262
Income (loss) of the VIEs	(52,436)	97,036	194,884
Fair value changes through earnings on investments, net	183,991	4,770	45,235
Foreign currency exchange loss	(3,968)	(61,317)	(30,089)
Other income, net	133,786	149,790	48,253
Income (loss) before income tax expense	(524,129)	(1,386,074)	5,883,224
Income tax expense	—	—	—
Net income (loss)	(524,129)	(1,386,074)	5,883,224
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(524,129)	(1,386,074)	5,883,224

Net income (loss)	(524,129)	(1,386,074)	5,883,224
Other comprehensive income (loss)
Currency translation adjustments	(841,214)	2,602,071	574,223
Unrealized gains (losses) on available-for-sale investments, net of reclassification	35,578	(375,069)	82,800
Total comprehensive income (loss)	(1,329,765)	840,928	6,540,247
Total comprehensive income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,329,765)	840,928	6,540,247

Condensed statements of cash flows

	For the Year Ended December 31,
	2021	2022	2023
	RMB	RMB	RMB

	(in thousands)

Net cash provided by (used in) operating activities	(10,302)	(58,875)	62,063
Net cash provided by (used in) investing activities	(3,183,233)	1,348,740	6,933,723
Net cash provided by (used in) financing activities	7	(1,319,793)	(6,576,333)
Effect of exchange rate changes on cash and cash equivalents	(12,822)	(12,489)	(422,857)
Net decrease in cash and cash equivalents	(3,206,350)	(42,417)	(3,404)
Cash and cash equivalents at the beginning of the year	3,261,585	55,235	12,818
Cash and cash equivalents at the end of the year	55,235	12,818	9,414

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. SUBSEQUENT EVENTS

During the period from January 1, 2024 to April 26, 2024, the Company repurchased a total of 23,429,242 ADSs (representing 70,287,726 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$323.7 million. During the period from January 1, 2024 to April 26, 2024, a total of 15,345,247 ADSs (representing 46,035,741 Class A ordinary shares) have been cancelled, which were repurchased by the Company in November 2023, December 2023 and January 2024. Concurrent with the share cancellation, a total of 1,859,585 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. PENG Yongdong, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 1,296,886 Class B ordinary shares and Mr. SHAN Yigang, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 562,699 Class B ordinary shares.

The Company announced the Board of Director approved a final cash dividend (the “Dividend”) of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/ Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend paid was approximately US$0.4 billion, which was funded by surplus cash on the Company’s balance sheet.

The Company purchased a 40-year land use right in October 2023 at a total consideration of RMB309 million. 50% of the total consideration amounting of RMB154.6 million has been paid in 2023 with the rest 50% has been paid on January 16, 2024.