Form 20-F
period 2024-12-31
KE Holdings Inc.
filed 2025-04-17
CIK 1809587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2024

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2024, there were 3,482,980,849 ordinary shares issued and outstanding, being the sum of 3,337,567,403 Class A ordinary shares (excluding the 121,104,591 Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and 20,944,992 Class A ordinary shares in the form of ADSs repurchased but not cancelled) and 145,413,446 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active agents” are to agents on our platform, including agents employed by us and from labor dispatching or outsourcing agencies, and agents affiliated with our connected stores and connected brands as employees, contractors, or through other service arrangements, as of a given date excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months;
●	“active stores” are to stores on our platform as of a given date excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;
●	“Beike,” “we,” “us,” “our company” and “our” are to KE Holdings Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.00002 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.00002 per share;
●	“GTV” of our platform, for a given period, are to gross transaction value, which is calculated as the total value of all transactions we facilitated on the Beike platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing, and emerging and other services, and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that fail to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong;
●	“Hong Kong Listing” are to the listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange by way of introduction on May 11, 2022;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;
●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;

●	“ordinary shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00002 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SaaS” are to software-as-a-services;
●	“Shengdu” are to Shengdu Home Renovation Co., Ltd.;
●	“Tencent” are to Tencent Holdings Limited (HKEx: 700), its subsidiaries and/or its controlled affiliated entities, as the context requires;
●	“US$,” “U.S. dollars,” and “$” are to the legal currency of the United States;
●	“VIEs” are to Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, Beijing Beijia Commercial Consultancy Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd., Runizhishi (Beijing) Technology Co., Ltd., and Runikeshi (Beijing) Technology Co., Ltd.; and
●	“WFOEs” are to Beike Jinke (Tianjin) Technology Co., Ltd., Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd., and Realsee (Tianjin) Technology Co., Ltd., which are wholly foreign-owned entities under PRC law.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB7.2993 to US$1.00, the exchange rate in effect as of December 31, 2024 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and strategies;
●	our future business development, financial condition and results of operations;
●	expected changes in our revenues, costs or expenditures;
●	our ability to empower services and facilitate transactions on our platform;
●	competition in our industry;
●	government policies and regulations relating to our industry;
●	our ability to protect our systems and infrastructures from cyber-attacks;
●	our dependence on the integrity of brokerage brands, stores and agents on our platform;
●	our ability to develop home renovation and furnishing services;
●	our ability to develop home rental services;
●	general economic and business conditions in China and globally; and
●	assumptions underlying or related to any of the foregoing.

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

The VIEs collectively held 34.2% of our cash, cash equivalents and restricted cash and 10.9% of our total assets as of December 31, 2024. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 0.8%, 0.8% and 0.8% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. The VIEs and their subsidiaries are the operators of Beike and Lianjia mobile apps and websites and the license holders to provide the value-added telecommunication services on these platforms. To enhance the experience of the customers, agents or other business partners on our platform, we offer certain complementary services through our platform, such as online payment services, and the VIEs and their subsidiaries also hold licenses and permits for these services. Some of our key domain names, including ke.com, are registered under the VIEs. The VIEs and their subsidiaries also owned approximately 2%, 5% and 13% of our issued patents, registered trademarks and copyrights to software programs, respectively, as of December 31, 2024. Therefore, the VIEs and their subsidiaries hold certain intellectual properties and licenses that are critical to the availability of technologies and workforce supporting our operations and services we provide on the Beike platform. At the same time, the employees under the VIEs and their subsidiaries were less than 1% of the total workforce as of December 31, 2024. As used in this annual report, “Beike,” “we,” “us,” “our company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

A series of contractual agreements, including power of attorney, exclusive business cooperation agreements, equity pledge agreements, exclusive option agreements and spouse consent letters, have been entered into by and among our WFOEs, the VIEs and their respective shareholders. We depend on these contractual arrangements to provide our subsidiaries with a “controlling financial interest” in the VIEs, as defined in FASB ASC 810, making them the primary beneficiaries of the VIEs. Terms contained in each set of contractual arrangements with the VIEs and their respective shareholders are substantially similar, which enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law. As advised by our PRC legal counsel, Han Kun Law Offices, subject to the disclosure in this annual report, the terms of the contractual agreements are valid, binding and enforceable under the PRC laws and regulations currently in effect. Accordingly, we are considered the primary beneficiaries of the VIEs for accounting purposes and have consolidated the VIEs’ financial results of operations, assets and liabilities in our consolidated financial statements in accordance with U.S. GAAP. However, neither KE Holdings Inc. nor its investors have an equity ownership in, direct foreign investment in, or control through such ownership or investment of, the VIEs (except for Beike Tianjin’s 30% shareholding in Beijing Lianjia), and the VIE contractual arrangements are not equivalent to an equity ownership in the business of the VIEs. As of the date of this annual report, the contracts with the VIEs have not been tested in a court of law. For more details of these contractual arrangements, see “Item 4. Information on the Company—C. Organizational Structure—Contractual Arrangements with the VIEs and Their Shareholders.”

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate; (ii) Beike (Tianjin) Investment Co., Ltd., holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate; and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate; and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Qingdao Shengjia Huazhang Enterprise Management Co., Ltd. owns 94% of the total equity interest, and Beike Kestone Holdings (Hong Kong) Limited owns the remaining 6%.
(4)	Shanghai Chenhaibei Internet Technology Co., Ltd., Tianjin Haibei Information Technology Co., Ltd. and Shanghai Huibeiju Technology Co., Ltd.

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

For example, the PRC Data Security Law and the PRC Personal Information Protection Law promulgated in 2021 posed additional challenges to our cybersecurity and data privacy compliance. The Cybersecurity Review Measures issued by the Cyberspace Administration of China, or the CAC, and several other PRC governmental authorities in December 2021, exposes additional requirements on China-based overseas-listed companies like us. If the detailed rules or implementations mandate clearance of cybersecurity review and other specific actions to be completed by us, we cannot assure you that such clearance can be timely obtained, the failure of which may subject us to penalties, which could materially and adversely affect our business and results of operations and the price of our ADSs. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Industry—Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services” for additional details.

In addition, on February 17, 2023, the China Securities Regulatory Commission, or the CSRC, issued the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies, or the Overseas Listing Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the measures, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the measures, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. At the press conference held by the CSRC on February 17, 2023 for the measures, officials from the CSRC confirmed that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the measures. Based on the foregoing, as of the date of this annual report, we are not required to complete filing with the CSRC for our listing on the New York Stock Exchange, or the NYSE, and the Hong Kong Stock Exchange, but we may be subject to the filing requirements for our future capital raising activities and security offerings under the measures. As the measures were relatively new, there remain uncertainties about how the measures will be interpreted or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”

Furthermore, the PRC anti-monopoly regulators have promulgated new anti-monopoly and competition laws and regulations and strengthened the enforcement under these laws and regulations. There remain uncertainties as to how the laws, regulations and guidelines recently promulgated will be implemented and whether these laws, regulations and guidelines will have a material impact on our business, financial condition, results of operations and prospects. We cannot assure you that our business operations comply with such regulations and the authorities’ requirements in all respects. If any non-compliance is raised by authorities and determined against us, we may be subject to fines and other penalties. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.”

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

Permissions Required from the PRC Authorities for Our Operations

We conduct our business primarily through our subsidiaries and the VIEs and their subsidiaries in China. Our operations in China are governed by PRC laws and regulations. In addition to the Business License issued by a department of the State Administration for Market Regulation for each of our PRC subsidiaries and the VIEs and their subsidiaries, the PRC subsidiaries and the VIEs and their subsidiaries are required to obtain, and have obtained the following requisite permissions for their main operations: the filings for real estate brokerage business, the operating license for value-added telecommunication business, the qualification certificate of construction enterprise, the qualification certificate of construction project design, the safety production license, the filings for home rental business, the license for non-financial institution payment service, the approval for establishment of micro credit company, the license for financing guarantee business, the license for insurance brokerage business, the approval for commercial factoring business, the qualification for real estate development enterprise and filing on commercial franchising.

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

Furthermore, in connection with our issuance of securities to foreign investors, as of the date of this annual report, neither we, our PRC subsidiaries, nor the VIEs or their subsidiaries have received any formal inquiry, notice, warning or sanction from the CSRC, the CAC or any PRC governmental authorities in connection with requirements of obtaining prior approval or permission for our historical issuance to foreign investors. Our PRC legal counsel, Han Kun Law Offices, has advised us that, based on their understanding of the currently effective PRC laws and regulations as of the date of this annual report, we are not required to obtain any prior approval or permission from the CSRC, the CAC or any other PRC governmental authorities for our historical offshore offerings to foreign investors. However, our PRC legal counsel has further advised us that there remains some uncertainty as to how rules published by the CSRC and the CAC will be interpreted or implemented, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form. We cannot assure you that PRC governmental authorities, including the CSRC and the CAC, would reach the same conclusion as our PRC legal counsel, and hence, we may face regulatory actions or other sanctions from them. Besides, the PRC government has enhanced its oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers like us, and published a series of new rules in this regard, the interpretation and implementation of which remains uncertain. Therefore, there are uncertainties as to whether we will be able to complete filing with the CSRC or will be required to obtain any specific regulatory approvals from the CAC or any other PRC governmental authorities for our future offshore offerings. If we had inadvertently concluded that such approvals were not required, or if applicable laws, regulations or interpretations change in a way that requires us to obtain such approval in the future, we may be unable to obtain such necessary approvals in a timely manner, or at all, and such approvals may be rescinded even if obtained. Any such circumstance could subject us to penalties, including fines, suspension of business and revocation of required licenses, significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law” and “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities” for more details.

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission of the United States, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 or 2023 and do not expect to be so identified after we file this annual report on Form 20-F.

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

The following table sets forth the amount of the transfers for the periods presented.

	Years Ended December 31,
	2022	2023	2024

	(RMB in thousands)
Loans from Parent to Cayman Islands, British Virgin Islands, and Hong Kong subsidiaries(1)	(5,267,047)	467,939	(9,108,117)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(2)	—	300,000	709,960
Loans from Hong Kong subsidiaries to PRC subsidiaries(2)	4,096,214	2,282,145	(12,596,924)
Net amounts paid by subsidiaries to VIEs(3)	191,090	1,287,319	3,496,971

Notes:

(1)	Represents the “Investments in and loans to subsidiaries and VIEs” of the Parent as in the condensed consolidating schedule of cash flow data.
(2)	The items “Capital contributions from Hong Kong subsidiaries to PRC subsidiaries” and “Loans from Hong Kong subsidiaries to PRC subsidiaries” include the following:
●	Cash flows from Hong Kong subsidiaries (included in the “Other Subsidiaries” column) to primary beneficiary of VIEs which are included in “Proceeds and loans from Parent and other Group companies” of primary beneficiary of VIEs in the consolidating schedules; and
●	Cash flows from Hong Kong subsidiaries to other PRC subsidiaries, which represent cash flows between entities all within the “Other Subsidiaries” column and are thus eliminated in the presentation of the consolidating schedules.
(3)	Represents the “Operating cash flow from the Group companies” of the VIEs plus “Proceeds and loans from Parent and other Group companies” of the VIEs in the condensed consolidating schedule of cash flow data. The cash flows between the subsidiaries and the VIEs included the following:
●	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;
●	Cash paid by the subsidiaries to the VIEs for referral and other services;
●	Cash paid by the VIEs to the subsidiaries for referral and professional services; and
●	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.

As of December 31, 2024, the Parent had made cumulative capital contribution of RMB5,074.5 million and provided cumulative loans of RMB18,489.9 million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2022, 2023 and 2024, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2022, 2023 and 2024, no dividends or distributions were made to the Parent by our subsidiaries.

In August 2023, our board of directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023. The aggregate amount of the special cash dividend was approximately US$0.2 billion and was paid in September 2023 for holders of ordinary shares and in October 2023 for holders of ADSs. In March 2024, our board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2024. In March 2025, our board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025. The aggregate amount of the final cash dividend will be approximately US$0.4 billion and is expected to be paid in April 2025 for holders of ordinary shares and ADSs. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information - E. Taxation.”

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

	As of December 31, 2024
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	40,415	6,470,350	3,192,936	1,739,264	—	11,442,965
Restricted cash	—	2,942,747	712,945	5,202,757	—	8,858,449
Short-term investments	1,946,964	36,427,895	2,942,841	—	—	41,317,700
Accounts receivable and contract assets, net	—	5,466,928	—	31,061	—	5,497,989
Amount due from the Group companies(1)	1,476,789	101,087,229	87,092,970	1,584,119	(191,241,107)	—
Other current assets	7,641	6,141,517	561	3,336,523	—	9,486,242
Total current assets	3,471,809	158,536,666	93,942,253	11,893,724	(191,241,107)	76,603,345
Investment in subsidiaries(2)	66,782,487	1,336,303	23,551,422	—	(91,670,212)	—
Net assets of VIEs(2)	2,744,068	2,744,068	2,744,068	—	(8,232,204)	—
Long-term investments	362,992	20,836,541	154,486	2,436,087	—	23,790,106
Right-of-use assets	—	23,366,229	—	650	—	23,366,879
Intangible assets, net(3)	—	1,267,120	—	19,782	(429,267)	857,635
Other non-current assets	—	8,413,734	—	117,584	—	8,531,318
Total non-current assets	69,889,547	57,963,995	26,449,976	2,574,103	(100,331,683)	56,545,938
TOTAL ASSETS	73,361,356	216,500,661	120,392,229	14,467,827	(291,572,790)	133,149,283
Accounts payable	—	9,426,363	—	66,266	—	9,492,629
Employee compensation and welfare payable	—	8,040,259	—	374,213	—	8,414,472
Customer deposits payable	—	1,936,831	—	4,141,792	—	6,078,623
Amount due to the Group companies(1)	1,869,461	90,153,878	92,329,342	6,888,426	(191,241,107)	—
Other current liabilities	168,079	28,339,790	1,827	248,838	—	28,758,534
Total current liabilities	2,037,540	137,897,121	92,331,169	11,719,535	(191,241,107)	52,744,258
Deferred tax liabilities	—	315,323	—	2,374	—	317,697
Operating lease liabilities	—	8,636,318	—	452	—	8,636,770
Other non-current liabilities	—	2,563	—	—	—	2,563
Total non-current liabilities	—	8,954,204	—	2,826	—	8,957,030
TOTAL LIABILITIES	2,037,540	146,851,325	92,331,169	11,722,361	(191,241,107)	61,701,288
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY	71,323,816	69,526,555	28,061,060	2,744,068	(100,331,683)	71,323,816
Non-controlling interests	—	122,781	—	1,398	—	124,179
TOTAL SHAREHOLDERS’ EQUITY	71,323,816	69,649,336	28,061,060	2,745,466	(100,331,683)	71,447,995
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,361,356	216,500,661	120,392,229	14,467,827	(291,572,790)	133,149,283

	As of December 31, 2023
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	9,414	15,356,549	2,036,021	2,232,732	—	19,634,716
Restricted cash	—	2,289,623	—	3,933,122	—	6,222,745
Short-term investments	537,847	32,917,449	802,662	—	—	34,257,958
Accounts receivable and contract assets, net	—	3,148,559	—	27,610	—	3,176,169
Amount due from the Group companies(1)	1,805,963	80,488,447	72,894,425	2,671,350	(157,860,185)	—
Other current assets	2,003	4,419,179	28,114	2,012,739	—	6,462,035
Total current assets	2,355,227	138,619,806	75,761,222	10,877,553	(157,860,185)	69,753,623
Investment in subsidiaries(2)	67,805,473	48,146	19,392,776	—	(87,246,395)	—
Net assets of VIEs(2)	3,061,116	3,061,116	3,061,116	—	(9,183,348)	—
Long-term investments	—	22,986,198	584,790	—	—	23,570,988
Right-of-use assets	—	17,617,716	—	199	—	17,617,915
Intangible assets, net(3)	—	1,623,134	—	26,395	(582,070)	1,067,459
Other non-current assets	—	8,183,250	—	138,696	—	8,321,946
Total non-current assets	70,866,589	53,519,560	23,038,682	165,290	(97,011,813)	50,578,308
TOTAL ASSETS	73,221,816	192,139,366	98,799,904	11,042,843	(254,871,998)	120,331,931
Accounts payable	—	6,260,516	—	68,000	—	6,328,516
Employee compensation and welfare payable	—	7,773,862	—	371,917	—	8,145,779
Customer deposits payable	—	1,360,053	—	2,540,511	—	3,900,564
Amount due to the Group companies(1)	1,117,187	76,254,551	75,686,251	4,802,196	(157,860,185)	—
Other current liabilities	4,805	20,920,819	29,545	193,955	—	21,149,124
Total current liabilities	1,121,992	112,569,801	75,715,796	7,976,579	(157,860,185)	39,523,983
Deferred tax liabilities	—	275,553	—	3,788	—	279,341
Operating lease liabilities	—	8,327,113	—	—	—	8,327,113
Other non-current liabilities	—	389	—	—	—	389
Total non-current liabilities	—	8,603,055	—	3,788	—	8,606,843
TOTAL LIABILITIES	1,121,992	121,172,856	75,715,796	7,980,367	(157,860,185)	48,130,826
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY	72,099,824	70,866,589	23,084,108	3,061,116	(97,011,813)	72,099,824
Non-controlling interests	—	99,921	—	1,360	—	101,281
TOTAL SHAREHOLDERS’ EQUITY	72,099,824	70,966,510	23,084,108	3,062,476	(97,011,813)	72,201,105
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,221,816	192,139,366	98,799,904	11,042,843	(254,871,998)	120,331,931

The following table presents the condensed consolidating schedule of results of operations for the VIEs and other entities for the periods presented.

	For the Year ended December 31, 2024
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	92,693,338	—	764,160	—	93,457,498
Net revenues from the Group companies(4)	—	104,343	—	363,013	(467,356)	—
Total net revenues	—	92,797,681	—	1,127,173	(467,356)	93,457,498
Cost of revenues - third parties	—	(70,083,943)	—	(429,500)	—	(70,513,443)
Cost of revenues - Group companies(4)	—	(167,279)	—	(129,605)	296,884	—
Total cost of revenues	—	(70,251,222)	—	(559,105)	296,884	(70,513,443)
Gross profit	—	22,546,459	—	568,068	(170,472)	22,944,055
Operating expenses(3)(4)	(33,862)	(18,898,228)	615	(339,857)	92,244	(19,179,088)
Others	111,706	2,123,252	666,066	96,130	107,948	3,105,102
Share of income of subsidiaries (2)	3,734,104	666,681	3,238,142	—	(7,638,927)	—
Income of the VIEs(2)	252,952	252,952	252,952	—	(758,856)	—
Income before income tax expense	4,064,900	6,691,116	4,157,775	324,341	(8,368,063)	6,870,069
Income tax expense	—	(2,720,538)	—	(71,351)	—	(2,791,889)
Net income	4,064,900	3,970,578	4,157,775	252,990	(8,368,063)	4,078,180
Net income attributable to non-controlling interests shareholders	—	(13,242)	—	(38)	—	(13,280)
Net income attributable to KE Holdings Inc.	4,064,900	3,957,336	4,157,775	252,952	(8,368,063)	4,064,900

	For the Year ended December 31, 2023
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	77,181,434	—	595,498	—	77,776,932
Net revenues from the Group companies(4)	—	176,927	—	263,430	(440,357)	—
Total net revenues	—	77,358,361	—	858,928	(440,357)	77,776,932
Cost of revenues - third parties	—	(55,803,552)	—	(255,366)	—	(56,058,918)
Cost of revenues - Group companies(4)	—	(656,398)	—	(65,535)	721,933	—
Total cost of revenues	—	(56,459,950)	—	(320,901)	721,933	(56,058,918)
Gross profit	—	20,898,411	—	538,027	281,576	21,718,014
Operating expenses(3)(4)	(45,781)	(16,261,055)	(111,673)	(372,456)	(129,979)	(16,920,944)
Others	115,859	2,110,889	921,202	75,727	(136,752)	3,086,925
Share of income of subsidiaries(2)	5,618,262	809,529	3,680,538	—	(10,108,329)	—
Income of the VIEs(2)	194,884	194,884	194,884	—	(584,652)	—
Income before income tax expense	5,883,224	7,752,658	4,684,951	241,298	(10,678,136)	7,883,995
Income tax expense	—	(1,948,041)	—	(46,350)	—	(1,994,391)
Net income	5,883,224	5,804,617	4,684,951	194,948	(10,678,136)	5,889,604
Net income attributable to non-controlling interests shareholders	—	(6,316)	—	(64)	—	(6,380)
Net income attributable to KE Holdings Inc.	5,883,224	5,798,301	4,684,951	194,884	(10,678,136)	5,883,224

	For the Year ended December 31, 2022
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	60,198,215	—	470,564	—	60,668,779
Net revenues from the Group companies(4)	—	54,483	—	183,146	(237,629)	—
Total net revenues	—	60,252,698	—	653,710	(237,629)	60,668,779
Cost of revenues - third parties	—	(46,649,250)	—	(238,782)	—	(46,888,032)
Cost of revenues - Group companies(4)	—	(12,949)	—	(50,456)	63,405	—
Total cost of revenues	—	(46,662,199)	—	(289,238)	63,405	(46,888,032)
Gross profit	—	13,590,499	—	364,472	(174,224)	13,780,747
Operating expenses(3)(4)	(140,148)	(14,497,841)	(40,530)	(292,567)	357,433	(14,613,653)
Others	93,988	1,082,864	124,698	62,041	(238,395)	1,125,196
Share of income (loss) of subsidiaries(2)	(1,436,950)	80,452	(130,097)	—	1,486,595	—
Income of the VIEs(2)	97,036	97,036	97,036	—	(291,108)	—
Income (loss) before income tax expense	(1,386,074)	353,010	51,107	133,946	1,140,301	292,290
Income tax expense	—	(1,648,935)	(3,716)	(36,923)	—	(1,689,574)
Net income (loss)	(1,386,074)	(1,295,925)	47,391	97,023	1,140,301	(1,397,284)
Net loss attributable to non-controlling interests shareholders	—	11,197	—	13	—	11,210
Net income (loss) attributable to KE Holdings Inc.	(1,386,074)	(1,284,728)	47,391	97,036	1,140,301	(1,386,074)

The following table presents condensed consolidating schedule of cash flow data for the VIEs and other entities for the years ended presented.

	For the Year ended December 31, 2024
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	194,920	9,747,112	36,533	(531,428)	—	9,447,137
Operating cash flow from the Group companies(4)	—	(6,775,981)	3,351,006	3,424,975	—	—
Net cash provided by operating activities	194,920	2,971,131	3,387,539	2,893,547	—	9,447,137

Cash flows from investing activities:
Purchases of short-term investments	(6,380,844)	(20,472,930)	(4,750,000)	(1,673,010)	—	(33,276,784)
Maturities of short-term investments	5,023,029	32,713,478	3,200,000	1,673,010	—	42,609,517
Cash paid for business combination, net of cash acquired	—	(20,040)	—	125,064	—	105,024
Purchases of property, equipment and intangible assets	—	(1,037,179)	—	—	—	(1,037,179)
Investments in and loans to subsidiaries and VIEs(2)	9,108,117	(16,062,299)	(577,748)	—	7,531,930	—
Loans to related parties and others	—	(941,600)	—	—	—	(941,600)
Repayments of loans from related parties and others	—	346,183	—	—	—	346,183
Financing receivables originated	—	—	—	(58,107,189)	—	(58,107,189)
Collections of financing receivables principal	—	3,630	—	56,588,774	—	56,592,404
Purchases of long-term investments	(359,420)	(25,080,573)	(100,000)	(2,400,000)	—	(27,939,993)
Other investing activities	358,158	11,911,217	—	2,217	—	12,271,592
Net cash provided by (used in) investing activities	7,749,040	(18,640,113)	(2,227,748)	(3,791,134)	7,531,930	(9,378,025)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	6,749,974	709,960	71,996	(7,531,930)	—
Proceeds from short‑term borrowings	—	606,033	—	—	—	606,033
Repayments of short-term borrowings	—	(608,424)	—	—	—	(608,424)
Dividends paid to equity holders of the Company	(2,830,704)	—	—	—	—	(2,830,704)
Repurchases of ordinary shares	(5,101,091)	—	—	—	—	(5,101,091)
Change in customer deposits payable and escrow accounts services payable, net(5)	—	537,791	—	1,601,758	—	2,139,549
Other financing activities	2	—	—	—	—	2
Net cash (used in) provided by financing activities	(7,931,793)	7,285,374	709,960	1,673,754	(7,531,930)	(5,794,635)

Effect of exchange rate change on cash, cash equivalents and restricted cash	18,834	150,533	109	—	—	169,476
Net increase (decrease) in cash, cash equivalents and restricted cash	31,001	(8,233,075)	1,869,860	776,167	—	(5,556,047)
Cash, cash equivalents and restricted cash at the beginning of the year	9,414	17,646,172	2,036,021	6,165,854	—	25,857,461
Cash, cash equivalents and restricted cash at the end of the year	40,415	9,413,097	3,905,881	6,942,021	—	20,301,414

	For the Year ended December 31, 2023
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	62,063	11,632,773	(52,916)	(227,676)	—	11,414,244
Operating cash flow from the Group companies(4)	—	(2,409,343)	290,677	2,118,666	—	—
Net cash provided by operating activities	62,063	9,223,430	237,761	1,890,990	—	11,414,244

Cash flows from investing activities:
Purchases of short-term investments	(4,077,423)	(32,400,000)	(800,000)	(1,596,760)	—	(38,874,183)
Maturities of short-term investments	7,415,894	32,002,167	—	2,047,618	—	41,465,679
Cash paid for business combination, net of cash acquired	—	(9,893)	—	—	—	(9,893)
Purchases of property, equipment and intangible assets	—	(873,990)	—	—	—	(873,990)
Investments in and loans to subsidiaries and VIEs(2)	(467,939)	(4,866,488)	619,284	—	4,715,143	—
Loans to related parties and others	—	(47,000)	—	—	—	(47,000)
Repayments of loans from related parties and others	—	45,367	—	20,000	—	65,367
Financing receivables originated	—	761	—	(27,786,528)	—	(27,785,767)
Collections of financing receivables principal	—	(8,733)	—	27,121,540	—	27,112,807
Purchases of long-term investments	—	(15,645,203)	(50,000)	—	—	(15,695,203)
Other investing activities	4,063,191	6,601,194	—	358	—	10,664,743
Net cash provided by (used in) investing activities	6,933,723	(15,201,818)	(230,716)	(193,772)	4,715,143	(3,977,440)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	5,246,490	300,000	(831,347)	(4,715,143)	—
Proceeds from short‑term borrowings	—	426,634	—	—	—	426,634
Repayments of short‑term borrowings	—	(755,972)	—	—	—	(755,972)
Dividends paid to non-controlling shareholders of subsidiaries	—	(55,920)	—	—	—	(55,920)
Dividends paid to equity holders of the Company	(1,425,707)	—	—	—	—	(1,425,707)
Repurchases of ordinary shares	(5,150,628)	—	—	—	—	(5,150,628)
Change in customer deposits payable and escrow accounts services payable, net(5)	—	124,170	—	(380,789)	—	(256,619)
Other financing activities	2	—	—	—	—	2
Net cash provided by (used in) financing activities	(6,576,333)	4,985,402	300,000	(1,212,136)	(4,715,143)	(7,218,210)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(422,857)	467,465	—	—	—	44,608
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,404)	(525,521)	307,045	485,082	—	263,202
Cash, cash equivalents and restricted cash at the beginning of the year	12,818	18,171,693	1,728,976	5,680,772	—	25,594,259
Cash, cash equivalents and restricted cash at the end of the year	9,414	17,646,172	2,036,021	6,165,854	—	25,857,461

	For the Year ended December 31, 2022
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	(58,875)	8,663,920	(8,185)	(78,017)	—	8,518,843
Operating cash flow from the Group companies(4)	—	816,926	—	(816,926)	—	—
Net cash provided by (used in) operating activities	(58,875)	9,480,846	(8,185)	(894,943)	—	8,518,843

Cash flows from investing activities:
Purchases of short-term investments	(5,869,466)	(39,658,233)	—	(1,389,897)	—	(46,917,596)
Maturities of short-term investments	284,156	47,818,976	2,589,828	1,644,207	—	52,337,167
Cash paid for business combination, net of cash acquired	—	(3,147,760)	—	—	—	(3,147,760)
Purchases of property, equipment and intangible assets	—	(788,219)	—	(4,813)	—	(793,032)
Investments in and loans to subsidiaries and VIEs(2)	5,267,047	(503,396)	(6,660,010)	—	1,896,359	—
Loans to related parties and others	—	(50,124)	—	—	—	(50,124)
Repayments of loans from related parties and others	—	19,515	—	—	—	19,515
Financing receivables originated	—	(6,977)	—	(11,522,614)	—	(11,529,591)
Collections of financing receivables principal	—	46,977	—	11,509,224	—	11,556,201
Purchases of long-term investments	(196,695)	(10,915,167)	(2,241,491)	(50,797)	—	(13,404,150)
Other investing activities	1,863,698	(148,131)	1,741,491	(43)	—	3,457,015
Net cash provided by (used in) investing activities	1,348,740	(7,332,539)	(4,570,182)	185,267	1,896,359	(8,472,355)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	2,048,501	636,012	(788,154)	(1,896,359)	—
Proceeds from short‑term borrowings	—	759,000	—	—	—	759,000
Repayments of short‑term borrowings	—	(400,000)	—	—	—	(400,000)
Proceeds from funding debts	—	—	—	133,400	—	133,400
Repayments of funding debts	—	—	—	(327,600)	—	(327,600)
Repurchases of ordinary shares	(1,319,796)	—	—	—	—	(1,319,796)
Change in customer deposits payable and escrow accounts services payable, net(5)	—	451,736	—	(509,825)	—	(58,089)
Other financing activities	3	—	—	—	—	3
Net cash provided by (used in) financing activities	(1,319,793)	2,859,237	636,012	(1,492,179)	(1,896,359)	(1,213,082)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(12,489)	41,133	—	—	—	28,644
Net increase (decrease) in cash, cash equivalents and restricted cash	(42,417)	5,048,677	(3,942,355)	(2,201,855)	—	(1,137,950)
Cash, cash equivalents and restricted cash at the beginning of the year	55,235	13,123,016	5,671,331	7,882,627	—	26,732,209
Cash, cash equivalents and restricted cash at the end of the year	12,818	18,171,693	1,728,976	5,680,772	—	25,594,259

Notes:

(1)	Represents the intercompany balances among Parent, the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them.
(2)	Represents the investment in and loans to the Primary Beneficiary of VIEs and Other Subsidiaries by the Parent, and intercompany loans among the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them, and share of income (loss) of subsidiaries and VIEs under the equity method of accounting. The Parent transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the Primary Beneficiary of VIEs and other PRC subsidiaries by making capital contributions or providing loans to them. The Primary Beneficiary of VIEs also have intercompany loans with Other Subsidiaries and certain VIEs as part of our cash management program.

(3)	Represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries in 2020, transfer of a trademark from VIE to subsidiaries in 2018, the adjustment of amortization in relation to these intangible assets, and the elimination of gain recognized in this transaction.
(4)	Represents intercompany sales of services eliminated at the consolidation level, including payment platform, referral and other services provided by VIEs to Other Subsidiaries, and technical support services provided by Other Subsidiaries to VIEs.
(5)	During the fourth quarter of 2024, we elected to change the presentation of certain cash flows on our consolidated statements of cash flows, specifically the changes associated with customer deposits payable and payable related to escrow accounts services from operating activities to financing activities. The comparative amounts of prior periods have been adjusted to conform to the the presentation of the current period. See Note 2.2 Basic of preparation in financial statements for additional information.

Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the Parent’s financial statements as of and for the years ended December 31, 2022, 2023 and 2024.

Investment in subsidiaries and net assets of VIEs (RMB in thousands)
January 1, 2022	62,289,064
Share of loss of subsidiaries	(1,436,950)
Income of VIEs	97,036
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,425,249
Cash received from subsidiaries	(5,267,047)
Foreign currency translation	1,673,618
December 31, 2022	59,780,970
Share of income of subsidiaries	5,618,262
Income of VIEs	194,884
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	3,215,549
Capital injection to subsidiaries	467,939
Foreign currency translation	1,588,985
December 31, 2023	70,866,589
Share of income of subsidiaries	3,734,104
Income of VIEs	252,952
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,726,075
Cash received from subsidiaries	(9,108,117)
Foreign currency translation	1,054,952
December 31, 2024	69,526,555

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our business is susceptible to fluctuations in China’s housing related industry.

●	Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.
●	If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.
●	We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.
●	If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.
●	We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.
●	Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.
●	Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.
●	We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.
●	We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.
●	Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and operating results.

Risks Related to Our Corporate Structure

●	KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	Evolvements of the PRC legal system, including risks that rules and regulations can change quickly with little advance notice and the enforcement practice of rules and regulations may vary, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.”
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, and has implemented, and may continue to implement, regulatory requirements. Our failure to meet such requirements could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”
●	Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.”
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our company’s 2021 Form 20-F. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022 or 2023 and do not expect to be so identified after we file this annual report on Form 20-F. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. Substantially all of our officers and directors are located in China, and it may be difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.”

Risks Related to Our Shares and ADSs

●	The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Risks Related to Our Business and Industry

Our business is susceptible to fluctuations in China’s housing related industry.

We are susceptible to market conditions of China’s housing related industry, where we primarily conduct our business. China’s housing related industry has slowed down in recent years in terms of housing transaction volume and prices, and we cannot assure you that the industry will grow or maintain its current scale in the future. China’s housing related industry are influenced by economic, social, political and other factors outside our control, including the general economic conditions and regulatory environment in China. The decline or fluctuation in the housing related industry may materially and adversely affect our business, financial condition and results of operations. Furthermore, there may be situations where China’s housing related industry becomes over-heated, and our platform becomes less appealing to customers, brokerage brands, stores and agents and other business partners, which could potentially adversely affect our business of facilitating housing transactions and services. Our home renovation and furnishing business also partly depends on the traffic referrals from the housing transactions on our platform. As a result, a slowdown in the housing related industry would have an adverse effect on our revenues from home renovation and furnishing. In addition, our home rental and other emerging business could also be adversely affected by the fluctuations in housing related industry.

Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.

The housing related industry in China is also subject to extensive government regulations and policies. The PRC government has in recent years announced a series of measures aimed to stabilize the PRC economy and specific sectors, including the housing related industry. Moves in regulations and policies on the housing related industry were more often made during the times when the housing prices are increasing overwhelmingly, in line with the central government’s principle that “housing is for living in, not for speculation.” This principle was clearly emphasized in the Outline of the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 for the People’s Republic of China approved by the National People’s Congress of the PRC in March 2021.

With the implementation of this plan, the PRC governmental authorities have implemented strict regulations in the real estate industry, focusing on achieving a dynamic balance between demand and supply, regulating speculative housing investment, and promoting social stabilization and welfare. During the times when the housing prices were increasing significantly, both central and local government authorities introduced various control policies to stabilize the housing related industry. In response to the highly volatile housing prices in the fourth quarter of 2020, the Ministry of Housing and Urban-Rural Development of the PRC, jointly with other seven PRC regulatory authorities, issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order on July 13, 2021, which aimed to strengthen the rectification of improper or illegal behaviors in real estate development, sales and leasing of properties, and property services. In 2021, several cities, including Beijing and Shanghai, introduced measures to strengthen the regulation of housing market, including advertising and sales of real estate properties, and financing for housing transactions. These measures have affected the growth rate of the housing related industry, and some have dissuaded potential purchasers from making purchases, causing a decline in transaction volumes and average selling prices in both existing home sales and new home sales in 2021. Specifically, certain measures regulating the conduct of real estate developers have a particular impact on the transaction volumes and prices of new home sales. The measures in turn not only have caused reduction in our customers’ demand for our platform services, but also prevented real estate developers from raising the capital they need, increased their costs to start new projects, and changed the sales and marketing strategy of the developers in a way that reduces their demand for our platform services.

Since the end of 2021, in response to a slowdown in the real estate industry, PRC government has made various efforts to support and stabilize the housing industry. Local government authorities have selectively eased restrictions on residential property purchases. In the second half of 2022, PRC government made targeted efforts to promote housing delivery and to resolve financing risks for real estate developers. Efforts include reducing the interest rate on individual housing loans for the purchase of the first home by an individual borrower, increasing the availability of individual housing provident fund loans for the purchase of residential properties by certain individuals and their family members, and providing tax subsidies for the purchase of residential properties by individuals and families. Starting in 2023, the PRC government continued to roll out policies to bolster the real estate sector , allowing local governments to adjust and ease control policies according to regional market conditions. Accordingly, various measures were introduced in different cities in China, including loosening the criteria of first-home buyers who are qualified for lower down-payment ratios and mortgage rates, lowering the interest rates of existing mortgages for first-home purchases and extending tax incentives for residential purchases. In 2024, additional stimulus measures were implemented to stabilize the real estate market, including reducing mortgage down payments ratios, removing the mortgage rate floor, lowering housing provident fund loan rates, and easing quota restrictions for all home unit. The PRC governmental authorities have also eased restrictions on home buying in major cities. For instance, starting in late September 2024, non-residents in Beijing became eligible to purchase properties in core residential areas within the fifth ring road provided they had paid at least three years of social insurance or personal income tax, down from the previous requirements of five years.

On April 27, 2023, the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation jointly promulgated the Opinions on Regulating Real Estate Brokerage Services which advocate real estate agencies to reasonably reduce the service fees of housing sales and rental brokerage and propose to guide both sellers and buyers of transactions to share the brokerage service fee. We have made corresponding adjustments in certain cities. For example, in September 2023, we reduced commission rate for existing home transactions in Beijing and the fee is split equally between sellers and buyers. The PRC governmental authorities may continue to adopt new laws, regulations and policies from time to time with an aim to stabilize and support the long-term healthy development of the housing related industry in certain regions in China, which might potentially affect our business.

In addition, the PRC governmental authorities have imposed certain criteria to regulate the home rental market. For example, the State Council of the PRC promulgated the Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with other departments, and keep credit records of market participants. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents. In addition, at the municipal level, many municipal governments issued regulations in relation to home rental business. For instance, in May 2022, the local authorities in Beijing issued the Regulations of Beijing on the Rental of Residential Properties, which impose specified requirements on home rental business and conducting home rental related business on internet information platforms. If the PRC governmental authorities adopt stricter measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the home rental market becomes more restrictive and rigorous, they may depress the home rental market, incur additional expenses, dissuade potential tenants from renting properties, and cause a decline in average rental rates. Our business may be materially and adversely affected as a result of decreased demand of rental properties and increasing expenses that may result from government policies.

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

Although we have a long and successful operating track record in operating Lianjia, we have a limited history for operating Beike platform which was launched in 2018. Although we have experienced a relatively high growth in operating Beike platform, we have historically experienced decrease in our GTV from 2021 to 2022. While our GTV increased from RMB2,609.6 billion in 2022 to RMB3,142.9 billion in 2023, and further increased to RMB3,349.4 billion (US$458.9 billion) in 2024, we may experience decrease in our business from time to time. You should not consider our historical growth and profitability as indicative of our future financial performance.

We officially launched our home renovation and furnishing services, Beiwoo, in April 2020, and completed the acquisition of Shengdu in April 2022, and our Carefree Rent business was developed at scale during the second half of 2022. In 2023, we have upgraded our corporate strategy to “One Body, Three Wings” to add Beihaojia business as a third wing to facilitate supply-side upgrades for new homes. The business model of Beihaojia is at an early stage and subject to changes. These new businesses have their ramp-up periods, and our strategies may not be carried as planned and the growth of these businesses may be limited by factors out of our control. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	navigate an uncertain and evolving regulatory environment and adapt our operations to new policies, regulations and measures that may come into effect from time to time;
●	develop our infrastructure to enhance service efficiency and customer experience;
●	attract real estate brokerage brands and their affiliated stores and agents, real estate developers, other service providers as well as customers to our platform, and retain existing platform participants;
●	continue to implement and optimize our ACN rules;
●	continue to develop our technology and enhance our data insights;
●	maintain an extensive and authentic property listing database on our platform;
●	manage a large base of geographically dispersed employees, agents, customers and business partners;
●	deliver compelling value propositions to participants on our platform and ecosystem;
●	position our products and services in a commercially sound way;
●	expand service or product offerings and expand into new businesses, including home renovation and furnishing business, home rental business and Beihaojia business; and
●	realize the contemplated synergies from our completed or proposed acquisitions.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. On February 7, 2021, the Anti-Monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector, which are aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the PRC Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abusing a dominant market position and concentration of undertakings that has or may have the effect of precluding or restricting competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outline certain practices that may, if without justifiable reasons, constitute abuse of dominant market position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services or products, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector reinforce anti-monopoly merger review for internet platform related transactions to safeguard market competition and stipulate that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. The guidelines also specify various types of agreements in the platform economy which may constitute monopoly agreements. On April 25, 2024, Anti - Monopoly Compliance Guideline for Operators was further updated, which requires, under the PRC Anti - Monopoly Law, operators to establish anti - monopoly compliance management system to prevent anti - monopoly compliance risks.

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

Furthermore, the Anti-Monopoly Law, which was amended in June 2022 and became effective on August 1, 2022, increases the maximum fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. On March 10, 2023, the State Administration for Market Regulation issued the amended Provisions on the Review of Concentrations of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, and the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, which became effective on April 15, 2023. On June 25, 2023, the State Administration for Market Regulation issued the amended Provisions Prohibiting Abuse of Intellectual Property Rights to Exclude and Restrict Competition, which came into force on August 1, 2023. These provisions provide detailed rules for the implementation of the Anti-Monopoly Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-Monopoly and Anti-Unfair Competition.” In January 2024, the State Council issued the amended Provisions of the State Council on the Threshold for the Filing of Concentration of Undertakings, which significantly increased the turnover thresholds to trigger merger control filings in mainland China. Specifically, a transaction that satisfies one of the following conditions must be notified to the State Administration for Market Regulation: (i) the aggregate turnover of all business operators concerned in the concentration exceeds RMB12 billion on a global basis (increased from the previous threshold of RMB10 billion) in the preceding financial year and each of at least two of them generated turnover in mainland China exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the preceding financial year; or (ii) the aggregate turnover in mainland China of all the business operators concerned in the concentration exceeds RMB4 billion (increased from the previous threshold of RMB2 billion) in the preceding financial year and each of at least two of them generated turnover in mainland China exceeds RMB800 million (increased from the previous threshold of RMB400 million) in the preceding financial year. Accordingly, we may have to complete the anti-monopoly review procedures for our investments and acquisitions and comply with the laws and regulations in relation to anti-monopoly. There can be no assurance that we would be able to complete the applicable review procedures in a timely manner, or at all, if the proposed transaction reaches the filing threshold. Our failure to complete the applicable review procedures could result in constraints on our investments and acquisitions, which may materially and adversely affect our financial conditions, results of operations, and business prospects.

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

We are subject to various cybersecurity and data privacy laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology of the PRC, the CAC, the Ministry of Public Security, the State Administration for Market Regulation, and the Ministry of Housing and Urban-Rural Development, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increased our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents and customers, and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

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

Data Security

On June 10, 2021, the Standing Committee of the National People’s Congress promulgated the PRC Data Security Law, which took effect in September 2021. The Data Security Law, among other things, provides for a security review procedure for the data activities that may affect national security. It also provides that any organization or individual within the territory of the PRC shall not provide any foreign judicial or law enforcement agencies with any data without the approval of the competent PRC government authorities. In addition, on December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which further restate and expand the applicable scope of the cybersecurity review. Pursuant to the Cybersecurity Review Measures, critical information infrastructure operators that procure internet products and services, and network platform operators engaging in data processing activities, must be subject to the cybersecurity review if their activities affect or may affect national security. The Cybersecurity Review Measures further stipulate that network platform operators holding over one million users’ personal information shall apply with the Cybersecurity Review Office for a cybersecurity review before listing on a foreign stock exchange. In addition, the government authorities may initiate the cybersecurity review against the operators if the authorities believe that the network products or services or data processing activities of such operators affect or may affect national security. However, there are uncertainties as to the interpretation, application and enforcement of the Cybersecurity Review Measures and we cannot assure you how these measures will affect our operations. The PRC government authorities have discretion in interpretation and implementation of the Cybersecurity Review Measures, including cybersecurity review on certain activities of critical information infrastructure operators and other circumstances that affect or may affect national security. The exact scope of “critical information infrastructure operators” under the current regulatory regime remains unclear and the identification of critical information infrastructure operators is subject to specific identification rules stipulated by industry regulators and the notice from the regulators pursuant to the Regulations on Protection of Security of Critical Information Infrastructure. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.”

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

Furthermore, on September 24, 2024, the CAC published the Measures on Network Data Security Management, which became effective on January 1, 2025. The measures provide that network data processors carrying out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, network data processors processing personal information of over ten million individuals shall fulfill certain requirements for processing important data and take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the measures allow network data processors to provide personal information overseas only if they strictly meet certain conditions. The measures also impose obligations on network platform service providers, requiring them to offer users features such as the ability to opt out of receiving targeted information and to delete tags based on their personal characteristics. However, there are still uncertainties with respect to the interpretation and implementation of the Measures on Network Data Security Management.

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the preceding year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required by the CAC. In addition, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment. The data processors in violation of such measures are required to rectify such non-compliance incidents within six months of the effectiveness date thereof. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information to regulate the cross-border transfer of personal information. The interpretation, application and enforcement of the above measures and how they will affect our business operation are subject to uncertainties.

There are uncertainties with respect to how future laws and regulations will be implemented and interpreted in practice, and whether the future regulatory changes would impose additional requirements on companies like us. If future laws and regulations mandate clearance of cybersecurity review and other specific actions to be completed by China-based companies listed on a U.S. stock exchange, such as us, we face uncertainties as to whether such clearance can be timely obtained, or at all. As of the date of this annual report, we have not been involved in any formal investigations on cybersecurity review made by the CAC on such basis. However, if we are not able to comply with the cybersecurity and data privacy requirements in a timely manner, or at all, we may be subject to government enforcement actions and investigations, fines, penalties, suspension of our non-compliant operations, or removal of our app from the application stores, among other sanctions, which could materially and adversely affect our business and results of operations.

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

Although we have a well-developed monetization model for our company-operated housing transaction business through Lianjia, our platform monetization model is evolving. Our Beike platform generates revenues from existing home transaction services by earning platform service fees from real estate brokerage firms on the platform as a percentage of the transaction commissions they earned on our platform, commissions from housing customers for transactions facilitated by our Lianjia brand or a split for commissions from other brokerage firms acting as principal agents in collaboration with our Lianjia agents to complete transactions, franchise fees from brokerage firms under our franchise brands such as Deyou, and service fees for other value-added services. We also generate revenues from new home transaction services by earning sales commissions from real estate developers for new home sales completed by us, from home renovation and furnishing services, and from home rental services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses. We cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening monetization with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs. In addition, we may introduce new products and services for which we have little or no prior development or operating experience. If these new products or services fail to meet our expectations or are unable to attract or engage users, real estate agents, business partners or other platform participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.

We incurred net loss of RMB1,397 million in 2022, and generated net incomes of RMB5,890 million in 2023 and RMB4,078 million (US$559 million) in 2024. We expect to continue to incur costs and operating expenses to support our anticipated future growth. Our costs and expenses may be greater than we anticipate and our investments to make our business and our technical infrastructure more efficient may not be successful. Our revenue, including revenue from home renovation and furnishing, home rental and other emerging businesses, may not be increasing to cover our costs and expenses. Therefore, we may not be able to remain profitable or increase profitability in the future.

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

COVID-19 had a severe and negative impact on the Chinese and the global economy from 2020 through 2022, and the global macroeconomic environment still faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict and attacks on shipping in the Red Sea have heightened geopolitical tensions across the world. The impact of the Russia-Ukraine conflict on Ukraine food exports has contributed to increases in food prices and thus to inflation more generally. There have also been concerns about the relationship between China and other countries such as the United States, which may potentially have economic effects. The tension between these two countries may escalate, potentially disrupting cross-border commerce, capital flows, and investor sentiment, leading to increased compliance costs, operational disruptions, and constraints on our access to capital markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers and business partners may reduce or delay spending with us, while we may have difficulty expanding our customer base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing customers and business partners.

We face risk in collecting our accounts receivable and deposits from real estate developers.

We incur accounts receivable with, and pay earnest deposits to, real estate developers when we are engaged to sell new home projects and we grant them credit terms for our sales commissions in line with the industry practice in China. As of December 31, 2024, the balance of deposits paid to real estate developers was RMB0.5 billion (US$0.07 billion) and the accounts receivable due from them was RMB5.9 billion (US$0.8 billion). We may face risk collecting these amounts if the operation and liquidity condition of real estate developers deteriorate. Meanwhile, any policy change aiming at tightening regulations of real estate developers may limit their access to financing channels and may cause adverse impact on the collectability of our accounts receivable. For instance, since the end of 2020, the regulators have tightened the financial requirements for real estate developers to seek new debt financings, with the aim of curing the rapid growth of debts of real estate developers. Under the rules, the growth rate of debt financing allowed for a real estate developer is contingent on its satisfaction of three debt-related financial metrics, and if it fails to meet all three metrics, it will be restricted from obtaining any new interest-bearing debt financing. We took measures in managing the collection risk, such as promoting the “Commission in Advance” model to encourage real estate developers to pay us in advance. However, if any of the real estate developers with significant outstanding accounts receivable and deposits were to become insolvent or otherwise become unable or refuse, to make payments in a timely manner, or at all, we would have to make additional provisions against such accounts receivable and deposits, or write off the amounts, either of which could adversely affect our financial conditions and profitability.

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

We believe the large and active network of real estate brokerage brands and their affiliated stores and agents contributes significantly to the success of our platform. As of December 31, 2024, there were approximately 49,000 community-centric active brokerage stores and over 445,000 active agents affiliated with these stores. Aside from the Lianjia brand that we own and operate, the connected brokerage brands and the sales channels we specifically procured for new home transactions contributed a substantial majority of the GTV on our platform in 2024. We enter into business cooperation agreements with brokerage brands. Under these agreements, we offer the brokerage brands access to the infrastructure on our platform, such as ACN and SaaS systems. The brokerage brands, in turn, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure. It is uncertain, however, that we are able to develop relationships with new real estate brokerage brands, stores and agents in line with our plan to expand our platform business, or that we are able to maintain our relationship with existing brokerage brands, stores and agents on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire. In the event that we are not able to develop new relationships or maintain our existing relationship, our ability to serve a large number of housing customers nationwide with superior housing transactions and to maintain and develop our extensive authentic property listing inventory may be restricted, which may in turn materially and adversely affect our platform operations.

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

As we are exploring and expanding our home rental business, we are subject to risks associated with the rental properties and our services. Our decentralized rental property management business, Carefree Rent, is an important part of our home rental services. Under the Carefree Rent model, we obtain landlord authorization to manage the properties and provide professional rental services to tenants. On the one hand, we are subject to rental property management service agreements with specified terms entered into with the landlords, during which early termination will be subject to damages for breach of contract. On the other hand, we are subject to lease agreements with specified terms entered into with the tenants and the landlords, during which early termination may result in paying damages for breach of contract. Our services for other rental properties are subject to similar risks.

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

Moreover, while we plan to renew our existing home rental services agreements with landlords, we cannot assure you that we will be able to renew these agreements on commercially satisfactory terms, or at all. The landlords may demand higher rents than anticipated as a condition to renew the leases, or may lease their properties to our competitors if offered on more favorable terms. If we fail to renew our agreements with landlords or a significant number of our existing agreements with the landlords are not renewed on satisfactory terms upon expiration owners, our expansion in home rental services may be negatively affected.

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

Our Beihaojia business is subject to extensive government regulations. In the process of promoting C2M (Customer to Manufacturer) product solutions, we have and may continue to cooperate with real estate developers to acquire land and carry out subsequent development and operations. We also have and may continue to independently acquire land and manage the projects by ourselves, verifying the competitive advantages of C2M product solutions. During this process, we must comply with a wide range of requirements set forth by national and local laws and regulations. For instance, we are required to obtain various permits, licenses, certificates and approvals from relevant PRC government authorities at different stages of a project. These include, among others, land use rights certificates, construction land planning permits, construction planning permits, construction works commencement permits, pre-sale permits and certificates of completion. Each of these approvals is subject to the fulfillment of specific conditions. We cannot assure you that we will not encounter significant delays or other impediments in meeting the conditions required to obtain these approvals. In addition, we cannot assure you that we will be able to adapt to any new laws, regulations or policies that may be introduced from time to time, whether in relation to the real estate industry in general or the specific procedures for obtaining approvals. Moreover, there may be delays in the review and approval process by government authorities. If we fail to obtain, or encounter substantial delays in obtaining the requisite governmental approvals, the development of our projects could be disrupted or delayed, which would have a material adverse effect on our business, operational results, and financial condition.

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

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies, our strategic acquisitions of real estate brokerage brands and Shengdu in the past and our investments in acquisition of properties for development in our Beihaojia business. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:

●	Investments and acquisitions and subsequent investments (if any) could result in the use of substantial amounts of cash, and potentially dilutive issuances of equity securities. For instance, we acquired Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity, and the issuance of new securities had a dilutive effect on our existing shareholders. In addition, investments and acquisitions could involve, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. For example, our investments in property acquisitions for our Beihaojia business may not yield the anticipated returns, or any returns at all. This could lead to the recognition of significant impairment charges, adversely affecting our financial results. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;
●	Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;
●	The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;
●	We may also have to obtain approval from the PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;

●	Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;
●	Investments and acquisitions may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China, which could affect the consummation of the transaction;
●	Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;
●	Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in and we may be unable to retrieve the loans if the invested companies do not perform well;
●	In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and
●	We may fail to retain and integrate qualified employees of the invested or acquired companies.

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

The housing related industry in China is rapidly evolving and increasingly competitive. Although we believe no other industry player in China operates under the integrated platform business model similar to ours, we face competition from players in different segments of the housing transactions and services industry. We face competition with other online platform for housing transactions, property listings or traffic, and our housing database might be exposed to fierce competition. We may also face intense competition from other housing transaction companies for their agent networks. For our new home sales business, we also compete with other new home sales channels. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for real estate agents and housing customers locally. We also compete with other companies for housing related services, such as other providers of home renovation and furnishing services and home rental services.

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

The businesses of Ziroom Inc., its subsidiaries and consolidated affiliated entities, or collectively, Ziroom, one of our related parties, involve, among other things, the leasing solutions and property-related services offered to property owners with respect to dispersed and centralized assets. Those businesses of Ziroom may potentially compete with our home rental services, including Carefree Rent, which were developed at scale by us during the second half of 2022. However, in view of a number of factors, including, among other things, the differences in target customer clusters, rental products and principal business focuses between the businesses operated by Ziroom and us, as well as the corporate governance measures put in place by us, including the fiduciary duties of a director, the separate and independent management teams over the relevant businesses and measures adopted to resolve situations where a director may have a conflict of interest, we are of the view that there is no material competition between the businesses operated Ziroom and us. However, we cannot assure you that the competition between Ziroom and us will not become more intense. If such competition becomes more intense in the future, our business, financial condition and results of operations may be materially and adversely impacted.

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

We collaborate with Tencent, one of our principal shareholders and a leading internet service provider in China that provides communication and social, digital content, online advertising, fintech, cloud and other business services. We entered into a cloud services and technical services framework agreement with Tencent, pursuant to which Tencent agreed to provide us with certain cloud and technical services. If services provided by Tencent to us become limited, compromised, restricted, curtailed, less effective, more expensive, or unavailable to us for any reason, including the availability of our Weixin Mini Programs, customer access to our platform via Weixin and the provision of cloud and other business services, our business may be materially and adversely affected.

We derive a substantial portion of our revenues from China’s major cities, in particular, Beijing and Shanghai, and we face market risk due to our concentration in these major urban areas.

Beijing and Shanghai are the two largest housing related markets in China. In 2022, 2023 and 2024, 31.9%, 32.3% and 35.6%, respectively, of our net revenues were generated from these two markets on a combined basis. We expect these two urban centers to continue to be the important sources of revenues in all of our revenue categories. If we fail to maintain our competitive positions in either of the two major urban areas, or if either of them encounters events which negatively impact the housing related industry or online platform business, such as a serious economic downturn or contraction, a natural disaster, or a decline in housing price or price control due to governmental policies or otherwise, demand for our products and services could significantly decline and our net revenues and profitability could be materially and adversely impacted.

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

We adopted (i) a Pre-IPO Share Option Scheme in 2018, or the 2018 Share Option Plan, (ii) a 2020 Global Share Incentive Plan, as amended in April 2022 and effective in May 2022, or the 2020 Share Incentive Plan, and (iii) a 2022 Global Share Incentive Plan, or the 2022 Share Incentive Plan, to provide additional incentives to employees, directors and consultants. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. No options were or will be granted pursuant to the 2018 Share Option Plan after our Hong Kong Listing in May 2022. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is amended to 253,246,913 upon our Hong Kong Listing, excluding a total of 43,407,213 restricted share units representing the same number of Class A ordinary shares granted before. The maximum aggregate number of ordinary shares which may be issued under the 2022 Share Incentive Plan is 125,692,439, all of which were granted in the form of restricted shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted share-based awards and recorded RMB2,425 million, RMB3,216 million and RMB2,726 million (US$373 million) in 2022, 2023 and 2024, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

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

The above-mentioned inquiries, inspections, investigations, claims and complaints can be initiated or asserted under or on the basis of a variety of laws and regulations in different jurisdictions, including real estate laws, advertising laws, home rental laws, value-added telecommunication services laws, home renovation service-related laws, real estate development laws, intellectual property laws, unfair competition laws, anti-monopoly laws, data protection and privacy laws, labor and employment laws, securities laws, cybersecurity laws, finance services laws, work safety laws, fire protection laws, tort laws, contract laws, property laws and customer protection laws. There is no guarantee that we will be successful in defending ourselves in legal and administrative actions or in asserting our rights under various laws. If we fail to defend ourselves in these actions, we may be subject to restrictions, fines or penalties that will materially and adversely affect our operations. Even if we are successful in our attempt to defend ourselves in legal and regulatory actions or to assert our rights under various laws and regulations, the process of communicating with regulators, defending ourselves and enforcing our rights against the various parties involved may be expensive, time-consuming and ultimately futile. These actions could expose us to negative publicity, substantial monetary damages and legal defense costs, injunctive relief and criminal and civil fines and penalties, including but not limited to suspension or revocation of licenses to conduct business.

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

Although we have been successful in expanding into new service and product categories and businesses, such as establishing our platform business, we cannot assure you that we will be able to continue our success in our expansion into new service and product categories and businesses in the future. For example, we are cooperating with more real estate developers for new home sales on our platform and we are expanding into adjacent opportunities such as home renovation and furnishing. Meanwhile, we are leveraging our technological capabilities to offer functions such as VR property showing. In recent years, we launched our home renovation and furnishing services through Beiwoo in 2020 and expanded such services through acquisition of Shengdu which closed in 2022. We also launched our home rental services including our decentralized home rental services, Carefree Rent. In 2023, we have upgraded our corporate strategy to “One Body, Three Wings” to add Beihaojia business, which focuses on upgrading new homes, as a third wing. The business model of Beihaojia is at an early stage and subject to changes. Our lack of experience with these new service and product categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service and product categories. Moreover, the expansion into new businesses may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service and product categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

Our Beihaojia business is subject to various risks.

Beihaojia primarily provides C2M product solutions for real estate developers and other business partners, leveraging Beike’s vast data accumulation and Beike’s capability to connect potential customers, which is a relatively innovative business model that may not be well perceived by the customers or real estate developers and other business partners. If the market acceptance of the C2M product solutions is not as well as expected, the expansion of our Beihaojia business may be restrained and may not justify the cost of operating the business. Consequently, our results of operations may be materially and adversely affected.

In addition to the risks associated with the market acceptance of the Beihaojia business and associated with the housing related industry, we are subject to risks relating to real estate development. In the process of promoting C2M product solutions, we have and may continue to cooperate with real estate developers to acquire land and carry out subsequent development and operations. We also have and may continue to independently acquire land and manage the projects by ourselves, verifying the competitive advantages of C2M product solutions in the stages of land acquisition, product positioning and design, development and construction, and sales. Beihaojia’s operating performance may fluctuate due to factors such as the progress of property projects developed by us or in cooperation with our business partners, whether the properties are welcomed by target customers, and the rise and fall of land costs and construction expenses. If we or our business partners are unable to acquire suitable land for future development or redevelopment in a timely manner or on favorable terms, develop and operate the acquired land according to the expected project schedule at reasonable costs, or sell the developed properties at satisfactory prices or terms to generate reasonable economic returns, our business, financial condition, results of operations and prospects may be adversely affected. We record the property inventories related to the Beihaojia business at cost. If the market environment deteriorates, the sales of the properties we develop slow down, or prices decline, the business may face impairment risks, adversely affecting our operating results.

Although currently we do not heavily rely on financing for our Beihaojia business, if we require additional financing for future land acquisitions and development, there can be no assurance that such additional financing, either on a short-term or a long-term basis, will be made available or, if available, that such financing will be obtained on terms favorable to us.

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

For example, pursuant to the Circular on the Issuance of the Supplementary Provisions on Supervision and Administration of Financing Guarantee Companies, which was issued in October 2019 and amended in June 2021, to clarify that residential real estate guarantee companies shall be regulated under the financing guarantee regulations and shall acquire a financing guarantee business license before June 2020. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Financing—Regulations Related to Financing Guarantee.” As we offer guarantee services through guarantee companies, we are subject to this circular and other regulations related to financing guarantee companies. Beijing Zhongrongxin Financing Guarantee Limited Co., Ltd., a subsidiary of Yiju Taihe, and Shenzhen Beike Financing Guarantee Limited Co., Ltd., one of our PRC subsidiaries, have obtained the license for financing guarantee business. However, as the interpretation and implementation of laws and regulations on financing guarantee are uncertain and still evolving, we cannot assure you that our financing guarantee business do not and will not violate laws and regulations in China.

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

Our business is subject to seasonal fluctuations, normally with relatively weaker performance in the first quarter, consistent with the housing related industry in general. Subject to any other macroeconomic or regulatory conditions, the first quarter of each calendar year generally contributes the smallest portion of our annual revenue, primarily due to a reduced number of housing transactions and rental activities during the Chinese New Year holiday period and reduced home renovation and furnishing works in winter. We may face new factors that may increase the seasonality fluctuation in the future. As a result, our results of operations and the trading price of our Class A ordinary shares or ADSs may fluctuate from time to time due to seasonality.

Our use of some leased properties for offices and stores and for home rental business could be challenged by external parties or government authorities, which may cause interruptions to our business operations.

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

Our properties may be subject to safety risks.

Our leased properties, including properties in relation to home renovation and furnishing business and centralized rental property management and operation services, transaction service centers and brokerage stores, must comply with fire safety regulations and pass necessary fire safety verifications or inspections. If any of the leased properties fails to pass such verifications or inspections, or otherwise does not comply with fire safety regulations, we may be exposed to significant fire safety risks and potential fire accidents. Safety risks with respect to leased properties, including our exhibiting and warehousing properties, transaction service centers, brokerage stores and leased properties under our home rental services, or properties that we help renovate and furnish may arise from unauthorized constructions, mezzanine additions and improper use of fire, electricity, gas or home appliance, aging of electrical circuits and spontaneous combustion of electrical appliances. Such risks or incidents could subject us to administrative penalties, forced closure of properties, interruptions to business operations, reputational harm, costs of rectification or, in the event of accidents, personal injuries, casualties and property damages.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2024. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an audit report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2024. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

We may need additional capital, and we may be unable to obtain such capital in a timely manner or on acceptable terms, or at all.

Growing and operating our business will require significant cash investments, capital expenditures and commitments to respond to business challenges, including developing or enhancing new or existing services and technologies and expanding our infrastructure. If cash on hand and cash generated from operations and previous financing activities are not sufficient to meet our cash and liquidity needs, we may need to seek additional capital, potentially through debt or equity financings. We may not be able to raise required cash on terms acceptable to us, or at all. Such financings may be on terms that are dilutive or potentially dilutive to our shareholders, and the prices at which new investors would be willing to purchase our securities may be lower than the current market price per share of our ordinary shares. The holders of new securities may also have rights, preferences, or privileges that are senior to those of existing stockholders. If new financing sources are required, but are insufficient or unavailable, we may need to modify our growth and operating plans and business strategies based on available funding, if any, which would harm our ability to grow our business.

The fair value measurements of short-term and long-term investments inherently involves a certain degree of uncertainty, and such investments may incur fair value losses.

From time to time, we purchase short-term investments, which mainly include bank time deposits, investments in wealth management products issued by financial institutions and held-to-maturity investments issued by financial institutions, and long-term investments, which primarily include long-term time deposits, investments accounted for at fair values (such as long-term wealth management products and equity securities in publicly-listed companies) and available-for-sale debt investments. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2022, 2023 and 2024, we had short-term investments of RMB35.5 billion, RMB34.3 billion and RMB41.3 billion (US$5.7 billion), and long-term investments of RMB17.9 billion, RMB23.6 billion and RMB23.8 billion (US$3.3 billion), respectively. The impairment recorded for equity method investments was nil, RMB10.4 million and nil in 2022, 2023 and 2024, respectively. The impairment recorded for equity investments accounted for using measurement alternative was RMB591.9 million, RMB28.8 million RMB9.4 million (US$1.3 million) in 2022, 2023 and 2024, respectively.

Impairment loss charged against our goodwill, intangible assets and other long-lived assets could materially and adversely affect us.

We may need to provide impairment losses for our goodwill, intangible assets, and other long-lived assets. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. Impairment charges of goodwill, intangible assets and other long-lived assets recognized for the years ended December 31, 2022, 2023 and 2024 were RMB148.1 million, RMB93.4 million and RMB151.6 million (US$20.8 million), respectively. If we incur significant impairment charges of goodwill, intangible assets, and other long-lived assets in the future, our results of operations may be materially and adversely affected.

We are subject to risks associated with contract liabilities and deferred revenue.

We had contract liabilities and deferred revenue of RMB3,260 million, RMB4,665 million and RMB6,052 million (US$829 million) as of December 31, 2022, 2023 and 2024, respectively. Contract liabilities and deferred revenue are recognized if we receive consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services, home rental services and emerging and other services. If for any reason we were to become unable to fulfill a large amount of these contract liabilities and deferred revenue, we would have to refund the payments we received, which could materially and adversely affect our financial condition and liquidity position, and our brand image, reputation, and relationship with our platform participants might be damaged.

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

Foreign ownership in entities that provide value-added telecommunication services, including online real estate platform services, is subject to restrictions under current PRC laws and regulations, unless certain exceptions are available. Specifically, foreign ownership of a value-added telecommunication service provider may not exceed 50%, except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business. In addition, foreign investment in certain financial services in China is still heavily regulated. The relevant authorities retain the discretion in granting the approval of the change of a domestic company conducting certain financial services into a foreign-invested one.

We are a Cayman Islands exempted company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain financial services subject to foreign ownership restriction under PRC laws or certain qualification requirements for foreign investors under other applicable PRC laws and regulations. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through the VIEs and their subsidiaries, which currently hold the value-added telecommunication business license and other licenses necessary for our operation of such restricted business. Our applicable WFOEs have entered into a series of contractual arrangements with the VIEs and their applicable shareholders, respectively, which enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

In the opinion of our PRC legal counsel, Han Kun Law Offices, as of the date of this annual report, (i) the ownership structures of our WFOEs and the VIEs in China are not in violation of provisions of applicable PRC laws and regulations currently in effect; and (ii) each of the agreements under the contractual arrangements among our WFOEs, the VIEs and their applicable shareholders governed by PRC law is not in violation of provisions of applicable PRC laws or regulations currently in effect, and valid and binding upon each party to such agreements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect. However, we have been further advised by our PRC legal counsel that the interpretation and application of current and future PRC laws, regulations and rules are evolving. Thus, the PRC governmental authorities may take a view contrary to the opinion of our PRC legal counsel. It is uncertain whether any new PRC laws or regulations relating to variable interest entity structure will be adopted or if adopted, what they would provide. For example, pursuant to the Overseas Listing Trial Measures and its five supporting guidelines issued by the CSRC on February 17, 2023 and became effective on March 31, 2023, domestic companies that seek to offer and list their securities in overseas markets, either in direct or indirect means, are required to file with the CSRC and report relevant information to the CSRC under certain circumstances. At the press conference held for these measures on February 17, 2023, officials from the CSRC clarified that, for companies seeking overseas offering and listing with VIEs and applying to file with the CSRC, the CSRC will solicit opinions from PRC regulatory authorities and complete the filing of the overseas listing of such companies if such companies duly meet the compliance requirements. If we fail to complete the filing with the CSRC in a timely manner or at all for our future capital raising activities which are subject to filing requirements under the measures due to the VIEs, we may be required to unwind the VIEs or adjust our business operations to meet the filing requirements and our ability to raise or utilize funds could be materially and adversely affected. However, as the measures were relatively new, it remains uncertain as to their interpretation, application, and enforcement, in particular, for companies with VIE structures, and how they will affect our operations in mainland China and our future capital raising activities. In addition, if we or the VIEs are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals to operate our business, the PRC governmental authorities would have the discretion to take action in dealing with such violations or failures in accordance with laws and regulations, including:

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to direct activities of or receive economic benefits the VIEs, which collectively held 34.2% of our group’s cash, cash equivalents and restricted cash and 10.9% of our group’s total assets as of December 31, 2024 and contribute to 0.8% of our net revenues in 2024, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our company face risks about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

The value-added telecommunications services and certain financial services that we conduct through the VIEs and their subsidiaries are either subject to foreign investment restrictions set forth in the Special Management Measures (Negative List) for the Access of Foreign Investment (2024 Version) issued by the Ministry of Commerce and the NDRC, effective on November 1, 2024, or certain qualification requirements for foreign investors under other applicable PRC laws and regulations.

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

The PRC legal system is a civil law system based on written statutes. There is a limited volume of published court decisions that may be cited for reference but not binding on subsequent cases and have limited precedential value unless the Supreme People’s Court otherwise provides. The overall effect of legislation over the past few decades has significantly enhanced the protections afforded to various forms of foreign or private-sector investments in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations and enforcement of these laws, regulations and rules may be subject to change. These evolvements and uncertainties may affect our judgment on the relevance of legal requirements and our ability to enforce our contractual rights or tort claims. For example, on December 29, 2023, the Standing Committee of the National People’s Congress published the PRC Company Law (2023 Revision), which took effect on July 1, 2024. The PRC Company Law requires shareholders of a company to fully pay in their subscribed registered capital within five years of the establishment of the company. It also provides that companies established before the Company Law comes into force (i.e. July 1, 2024) with a term of capital contributions exceeding the aforementioned five-year period shall adjust their schedule of capital contribution to meet the new requirements, unless otherwise provided by laws and regulations or the State Council. The Provisions on Implementing the Registered Capital Registration and Management System under the PRC Company Law issued by the State Council of the PRC on July 1, 2024 further provide the detailed requirements and measures of the registration and management of registered capital under the PRC Company Law. If a company fails to adjust the period of capital contribution and its registered capital in accordance with these provisions, the competent enterprise registration authority may order such company to rectify. Furthermore, we may be required to fulfill our capital contribution obligations to our PRC subsidiaries or to provide financial support to the shareholders of the VIEs within a significantly shorter timeframe than currently stipulated pursuant to the PRC Company Law.

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

In recent years, the PRC government has enhanced its oversight on overseas offerings and listings of China-based companies and foreign investment in China-based companies like us. Considering that a series of rules related to overseas listings by domestic companies are newly published and their interpretation and application remain uncertain, we cannot assure you that we will be able to complete filing with the CSRC or will be required to obtain any specific regulatory approvals from the CAC or any other PRC governmental authorities for our future financing activities in a timely manner, if at all, and such approvals and filings may be rescinded even if obtained. Any such circumstance could significantly limit or completely hinder our ability to continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.” Furthermore, the PRC government authorities are continually strengthening the oversight and law enforcement in recent years, such as enhancing joint supervision of governmental departments, systemically promulgating and implementing new rules, policies, guidelines and interpretations, and taking other comprehensive actions, which may affect our business model, monetization methods, daily operation, acquisition, investment and business development. In addition, implementation of industry-wide regulations may significantly affect the industries in which we operate, which could have material adverse effect in our operations and cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.

Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.

The PRC governmental authorities have strengthened oversight over offerings that are conducted overseas and/or foreign investment in overseas-listed China-based issuers like us. Such actions taken by the PRC government authorities may significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. For instance, the PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. Pursuant to the opinions, the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council of the PRC on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry regulators and regulatory authorities.

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures, and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the measures, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or other similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the measures, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. The measures also provide circumstances under which an overseas offering and listing of a PRC company is prohibited. At the press conference held for the measures, officials from the CSRC confirmed that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the measures. Based on the foregoing, as of the date of this annual report, we are not required to complete filing with the CSRC for our listing on the NYSE and the Hong Kong Stock Exchange, but we may be subject to the filing requirements for our future capital raising activities under the measures. As the measures were relatively new, there remain uncertainties about how the measures will be interpreted or implemented and how they will affect our operations and future overseas offerings. We cannot assure you that we will be able to complete such filing in a timely manner and fully comply with such regulations to maintain the listing status of our ADSs and/or other securities, or to conduct any securities offerings in the future.

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

In addition, pursuant to Cybersecurity Review Measures, which were issued on December 28, 2021 and became effective on February 15, 2022, network platform operators holding over one million users’ personal information must apply with the Cybersecurity Review Office for a cybersecurity review before any listing on a foreign stock exchange. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or a large amount of personal information being affected, controlled or maliciously used by foreign governments and the cyber information security risk in connection with the listing. The measures are subject to ongoing interpretation and their application in practice may evolve over time as new guidance becomes available. There can be no assurance that whether we should apply for cybersecurity review prior to any offshore offering and that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to do so. In addition, on September 24, 2024, the CAC published the Measures on Network Data Security Management, which became effective on January 1, 2025. These measures provide that network data processors carrying out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. However, there are still uncertainties with respect to the interpretation and implementation of the Measures on Network Data Security Management.

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

A number of PRC laws and regulations have established procedures and requirements for merger and acquisition activities in China by foreign investors. In addition to the Anti-Monopoly Law itself and ancillary regulations, these include the Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the M&A Rules, which became effective on September 8, 2006 and was amended on June 22, 2009, and the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated in 2011. These laws and regulations impose requirements in some instances that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise. In addition, pursuant to the Measures for the Security Review of Foreign Investment, which became effective on January 18, 2021, foreign investment in certain key areas with bearing on national security, such as important cultural products and services, important information technology and internet services and products, key technologies and other important areas with bearing on national security which results in the acquisition of de facto control of investee companies, shall be filed with a working mechanism office jointly established by NDRC and the Ministry of Commerce before such investment is carried out. In addition, pursuant to anti-monopoly laws and regulations, the State Administration for Market Regulation should be notified in advance of any concentration of undertaking if certain thresholds are triggered. In light of the evolvement of the interpretation, implementation and enforcement of the anti-monopoly laws and regulations of the PRC, we cannot assure you that the anti-monopoly law enforcement agency will not deem our future acquisitions or investments to have triggered filing requirement for anti-monopoly review. Moreover, the Rules of the Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and prohibit any attempt to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. Furthermore, if an overseas-listed China-based issuer like us conducts a follow-on offering for the purpose of purchasing assets in mainland China, the issuer shall also complete filing with the CSRC in accordance with the Overseas Listing Trial Measures. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the regulations to complete such transactions takes time, and any required approval and filing processes, including clearance from the State Administration for Market Regulation, approval from the Ministry of Commerce and NDRC and filing with the CSRC, may delay or inhibit our ability to complete such transactions, which could affect our ability to expand our business or maintain our market share.

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

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

Substantially all of our officers and directors are located in China, and it will be difficult to enforce liabilities and enforce judgments on those individuals. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written forms of reciprocity with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security or public interest. As a result, enforcement of a judgment rendered by a court in the United States is subject to the judgment of PRC courts considering the foregoing factors. In addition to the aforesaid substantial uncertainties, the foreign shareholders seeking the enforcement of a foreign judgment in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests through actions against our management, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult for overseas regulators to conduct investigation or collect evidence within China.

Shareholder claims or regulatory investigation that are common in the United States generally are difficult to pursue as a matter of law or practicality in China. For example, in China, there are legal and other obstacles to providing information needed for regulatory investigations or litigations initiated outside China. Although the authorities in China may establish a regulatory cooperation mechanism with the securities regulatory authorities of another country or region to implement cross-border supervision and administration, such cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of mutual and practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. The Provisions on Strengthening the Confidentiality and Archive Management Work Relating to the Overseas Securities Offering and Listing by Domestic Companies, which became effective on March 31, 2023, provide that the investigation and evidence collection in relation to the oversea securities offering and listing of the PRC domestic companies by the overseas securities regulatory authorities and other authorities shall be conducted through the cross-border cooperation mechanism for supervision and administration and the domestic companies in mainland China shall obtain the prior consent from the CSRC or other authorities before cooperating with such overseas securities regulatory authorities or authorities in connection with the inspections or investigations or providing documents to such overseas securities regulatory authorities or other authorities. The inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may increase difficulties faced by you in protecting your interests. See also “—Risks Related to Our Shares and ADSs—You may face difficulties in protecting your interests, and your ability to protect your rights through Hong Kong or U.S. courts may be limited, because we are incorporated under Cayman Islands law.” for risks associated with investing in us as a Cayman Islands exempted company.

Discontinuation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Under the PRC Enterprise Income Tax Law and its implementation rules, the statutory enterprise income tax rate is 25%, but certain “high and new technology enterprises,” are qualified for a preferential enterprise income tax rates subject to certain qualification criteria. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. Currently, certain PRC subsidiaries of ours are enjoying favorable tax rates as high and new technology enterprises. If any of these entities fails to maintain its qualified status, the income tax rate could increase and our business, financial condition and results of operations would be materially and adversely affected.

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

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. The auditor is located in mainland China, a jurisdiction where the PCAOB was historically unable to conduct inspections and investigations completely before 2022. As a result, we and investors in the ADSs were deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China in the past has made it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. However, if the PCAOB determines in the future that it no longer has full access to inspect and investigate completely accounting firms in mainland China and Hong Kong, and we use an accounting firm headquartered in one of these jurisdictions to issue an audit report on our financial statements filed with the SEC, we and investors in our ADSs would be deprived of the benefits of such PCAOB inspections again, which could cause investors and potential investors in the ADSs to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022 or 2023, and do not expect to be so identified after we file this annual report on Form 20-F.

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

The current tensions in international trade and rising international political tensions may adversely affect our business, financial condition, and results of operations.

In recent years, there have been heightened trade and political tensions in international relations, particularly between the United States and China. These tensions have affected both diplomatic and economic ties between the two countries and created uncertainties to the international economy as a whole. Heightened tensions could reduce levels of trade, investments, technological exchanges, and other economic activities between major economies. The existing tensions and any further deterioration in the relationship between the United States and China and between other countries may have a negative impact on the general, economic, political, and social conditions around the globe, United States and China in particular, and thus adversely impact our business, financial condition, and results of operations.

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. On April 2, 2025, President Trump announced that the United States would impose a 10% tariff on most countries, effective on April 5, 2025, and individualized higher tariff rates on countries with which the United States has proportionately large trade deficits in goods, including, among others, a 34% additional tariff on goods imported from China. Following this action, China responded by imposing an additional tariff on goods imported from the United States, and the two countries sequentially further increased the additional tariff charged on each other, bringing the cumulative tariffs imposed on each other to over 100%. Other economies that are affected by increased tariffs by the United States are also considering imposing or increasing tariffs on goods from the United States, although after President Trump announced a 90-day pause on the individualized higher tariff rates for other countries, it is unclear how this situation will develop. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies restricting international trade and investments may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries.

In addition, the U.S. government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that We do not believe KE Holdings Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. For example, on February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on August 13, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, or cash flow;
●	fluctuations in operating metrics;
●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors, or failure to complete investments or acquisitions;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;

●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry and relating to overseas listing;
●	potential litigation or regulatory investigations;
●	the inclusion, exclusion or removal of our Class A ordinary shares in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs, which are mutual stock market access mechanisms between mainland China and Hong Kong;
●	trends of global and China’s economies;
●	rising international geopolitical tensions; and
●	short selling of securities of China-based companies listed in the United States.

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

As of February 28, 2025, holders of our Class B ordinary shares hold 144,042,476 Class B ordinary shares, representing 30.1% of the aggregate voting power of our total issued and outstanding ordinary shares (excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans) due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Holders of our Class B ordinary shares or their proxy have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Shareholders of public companies have often brought securities class action suits against companies following periods of instability in the market price of their securities. For example, our company and certain of our directors and officers were named as defendants in a putative securities class action filed in the United States following the issuance of the December 16, 2021 Muddy Waters report. See “Item 8. Financial Information—A. Consolidated Statements and Other Financial Information—Legal Proceedings” for more information. Although we have reached an agreement in principle to settle all claims with the plaintiff, the settlement must be finalized and approved by the Court. If the settlement fails and the litigation continues, we are unable to estimate the possible loss or damages, if any, associated with the resolution of this lawsuit. Any adverse outcome of this case could have a material adverse effect on our business, financial condition, results of operation, cash flows and reputation.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our currently effective memorandum and articles of association, the Companies Act (Revised) of the Cayman Islands, which we refer to as the Companies Act, and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in Hong Kong or some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than Hong Kong or the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, with respect to Cayman Islands companies, plaintiffs may face special obstacles, including but not limited to those relating to jurisdiction and standing, in attempting to assert derivative claims in a Hong Kong court or state or federal courts of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (except for our memorandum and articles of association, our register of mortgages and charges and special resolutions of our shareholders) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our currently effective memorandum and articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

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

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, it is uncertain whether we were a PFIC for our taxable year ending 31, 2024, or will be a PFIC for the current or any future taxable year. No assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets.

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

Along with the launch of our Beike platform, we incorporated KE Holdings Inc. in the Cayman Islands in July 2018 as our holding company. From July 2018 to June 2019, KE Holdings Inc. established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd., Beike Jinke (Tianjin) Technology Co., Ltd., and Shanghai Beike Investment Holdings Group Co., Ltd., all of which are our wholly-owned PRC subsidiaries. Through a series of transactions, most of the original subsidiaries and all of operating branches of Beijing Lianjia have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries.

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

Effective from March 10, 2025, our Class A ordinary shares traded on the Hong Kong Stock Exchange were included in the Shanghai-Hong Kong Stock Connect and the Shenzhen-Hong Kong Stock Connect programs. Following the inclusion, eligible investors in mainland China have direct access to the trading of our Class A ordinary shares.

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

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2024, we facilitated over 4.9 million housing transactions on our platform, and we recorded an aggregate GTV of RMB3,349.4 billion (US$458.9 billion).

We own and operate Lianjia, China’s leading real estate brokerage brand in respect of service quality and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have over 23 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

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
Modules
Infrastructure
Signing-to-closing Support
Insights & AI
RealSee VR
Payment & Escrow
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

Our service offerings to ecosystem participants mainly include:

●	To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of customers. These services primarily belong to four categories: (1) brokerage services relating to existing home sales and home rentals, and marketing services relating to new home sales; (2) signing-to-closing support that include contract service, secure payment, escrow, among other things; (3) home renovation and furnishing services; and (4) home rental services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China and handhold our customers throughout various phases of home ownership lifecycle and other residential services professionally and efficiently.
●	To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

●	To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include channel marketing, sales planning, reception services, online marketing as well as innovative tools.
●	To home renovation, home rental and other service providers: Leveraging our digital transformation capability and refined management, we redefine and restructure the roles of home renovation, home rental and other service providers to enhance operational efficiency. With all these efforts, we aim to standardize the process and integrate the refined industry practices and solutions into online systems, in order to better empower home renovation, home rental and other service providers.

We have five main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. For home rental services, we generate revenues by providing rental property management and operation services, as well as various other rental-related services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses.

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

Agent Cooperation Network (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on Beike platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents’ rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote efficient cooperation and orderly competition among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China’s housing related industry and goodwill accumulated throughout our over 23-year operation of Lianjia, ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

Agent Cooperation and Operational Rules

We actively promote agent cooperation on our platform to enhance efficiency of the housing transactions and services industry. We partition a complete existing home transaction, including existing home sales and rentals, into different steps and allow multiple agents cross-brand and cross-store to cooperate in one transaction and share commissions based on their roles, through which the agents can become more specialized in their roles. In 2024, approximately 75% of the existing home sales completed on the Beike platform involve cross-store collaborations following our ACN.

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

Platform Governance Mechanisms

We implement detailed rules to incentivize agents to follow our ACN protocols and stick to the high standards of professionalism in service delivery, and offer them privileged access if they perform well. We have implemented platform governance mechanisms to encourage compliance with our ACN protocols such as Beike score, which indicates the agent’s performance and service quality to encourage more proactive cooperation and behaviors on our platform.

We constantly make efforts to improve business conducts governance. We create an integrated online and offline governance mechanism that is self-inspected by store owners and supplemented by platform supervision. The mechanism empowers us to effectively identify violations, such as off-platform transactions and customer poaching, and rectify problems in time, creating a more secure environment for real estate agents. Meanwhile, we further strengthened the operations of regional co-governance councils, enabling store owners to better provide input on platform rule iterations, fostering a more collaborative environment among stores. For new home transaction services, we promote joint promises with new home developers to avoid customer information leakage, customer poaching and other violations, aiming to enhance the sense of security during agents’ operations.

Authentic Property Listings

We believe that authentic property listing is the foundation of agent cooperation as effective collaboration among agents require valid and reliable listing information. Authentic property listing encourages information transparency and trust from housing customers, increases agents’ operating efficiency, enhances transaction experience, and strengthens our brand image. We monitor and verify the authenticity of property listings on our platform and timely update or delete unqualified listings through customer callback, physical visits and AI. As of December 31, 2024, we had approximately 6.0 million authentic property listings for existing home sales.

Modules in Our Infrastructure

Based on our ACN, we have been constantly innovating and building various modules to supplement our infrastructure that serves participants on our platform, such as agents, brokerage stores and brands, housing customers, real estate developers, home renovation, home rental and other service providers. Examples of modules include SaaS systems for agents and store managers, Beike front end for housing customers, AI technology and applications as the foundation of our platform, virtual reality technology that benefits agents, housing customers and real estate developers, community-centric network that serves housing customers offline, payment solutions tied to electronic wallets that enable secure online and offline transactions, transaction service centers that streamline the transaction process for agents and housing customers, title clearance and escrow services that effectively help with closing, as well as agent development and recruiting services for agents and store managers. Together with ACN, these modules form integral parts of our infrastructure supporting various phases of housing transactions and services offered on our platform.

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

For existing home listings, customers can view visual presentations including virtual reality or pictures, floor plans, certificate of the brokerage store, comments from agents on the listing and past transaction history in the same neighborhood. For new home projects, we provide basic project information, VR tours of model units, property value analysis, neighborhood insights, price comparisons with surrounding areas, authentic user reviews, and real-time project updates. For rental listings, we also provide visual presentations including virtual reality or pictures and specify facilities and furniture provided by the landlord and details of rent, commission and deposit. Particularly, customers can view introduction to rental services, service fees, available move-in dates and other information for our Carefree Rent business.

We include neighborhood information extracted from our Housing Dictionary, such as transportation, education, healthcare and entertainment resources and other services, so that housing customers can take these into consideration. We also provide consumers with short videos introducing existing home listings, neighborhoods and new home projects and offer live streaming for users to elaborate on those topics, aligning with their consumption preferences for such content. To help customers assess the timing of buying and selling, we launched market updates on our customer front end in certain cities. Meanwhile, to assist users in finding their ideal residential communities, we have introduced the Beike Housing Rankings. In addition, we provide services such as property valuation, market information, online listings, and asset management for homeowners, strengthening the connection and interactions between the platform and homeowners.

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

Our community-centric stores are also becoming an important foundation as we develop our one-stop residential services, including home renovation and furnishing and home rental services. We empower real estate brokerage agents to become “residential” consultants, transforming them from agents only facilitating housing transactions to experts with consumer insights to facilitate a wide range of residential services.

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

Real Estate Brokerage Brands on Our Platform

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2024, there were over 445,000 active agents and over 49,000 community-centric active brokerage stores on our platform, representing 267 real estate brokerage brands. As of December 31, 2024, there were approximately 500,000 agents and over 51,000 brokerage stores on our platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

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

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, Lianjia has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 23 years. Many ACN rules developed during Lianjia business operations, including authentic property listings, were compiled to guide Lianjia agents. Lianjia also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire Beike platform.

We screen and recruit high-quality agents on Lianjia and train them to provide efficient and professional services to housing customers. Lianjia has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses.

As of December 31, 2024, Lianjia had approximately 114,000 active agents and approximately 5,600 active offline brokerage stores. As of December 31, 2024, Lianjia had over 28,000 and 31,000 active agents, as well as approximately 1,400 and 1,200 active brokerage stores, in Beijing and Shanghai, respectively.

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

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2024, our platform connected 266 real estate brokerage brands other than Lianjia, which operated approximately 44,000 active brokerage stores with approximately 331,000 active agents. As of December 31, 2024, approximately 87% of the existing home listings on our platform were posted by agents affiliated with connected stores, including stores operated by our franchise brand Deyou. In 2024, approximately 66% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

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

Cooperation with Real Estate Developers

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. New home sales through our platform generated an aggregate GTV of RMB970.0 billion (US$132.9 billion) in 2024.

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

We focus on risk control and business conduct governance, as well as efficiency and profitability improvement for our new home transaction services. For new home sales facilitated by us, the real estate developers that meet our certain requirements pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. We also speed up commission collection and promote the “Commission in Advance” model. By encouraging developers to pay us in advance so as agents to get their commission earlier, it brings more sense of security to agents and resulted in faster sell-through for real estate developers, achieving an all-win situation. Thanks to our robust and comprehensive risk assessment measures, our new home receivable turnover days remained healthy at 52 days in 2024, down from 55 days in 2023. Our accounts receivable turnover days for new home transaction services improved to 34 days in the fourth quarter of 2024, compared to 43 days in the same period of 2023.

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

Infrastructure Development

Home renovation and furnishing services entail a long business process chain, involving diverse materials, products, and the coordination of personnel in multiple roles. Infrastructure development plays a crucial role in this process, encompassing digital system construction and supply chain development.

Digital system construction

We establish and continuously iterate a set of online digital systems that features product data on a unified standard, covering the entire business process, and incorporates a personnel management and evaluation system. The online digital systems include core digital platform Home SaaS, as well as auxiliary systems such as digital personnel, Sheniu and smart construction sites.

Home SaaS

Home SaaS serves as the core digital platform for our home renovation and furnishing services, comprising several subsystems including the customer sales system, Building Information Modeling, or BIM, system, central control system, construction delivery system and supply chain system. It also includes a Weixin mini-program that provides customers with full-process digitalized services.

Since 2019, the Home SaaS system has undergone continuous iterations and is currently operational nationwide, providing online capabilities for more service providers. In 2024, we have iterated and upgraded the system to Home SaaS 2.5. Home SaaS 2.5 is specifically focused on enhancing the quality and efficiency of our home renovation and furnishing services. By integrating BIM with designer Share Service Center, or SSC, it promotes standardized operational management in design planning, client quotations, and the drafting of construction drawings. Through lightweight BIM and AI proposals, it provides designers with multiple solutions to improve efficiencies. Additionally, by unifying scheduling for main materials, providing visibility of material scheduling, and coordinating multi-role process collaboration, it promotes the integration of material delivery.

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

Home Rental Services

Our home rental services primarily encompass decentralized and centralized rental property management and operation services, as well as various rental-related services, including traffic monetization businesses and online rental management services. As of the end of 2024, the total number of home units under management in our home rental services exceeded 430,000, compared to over 210,000 units at the end of 2023.

Among these services, Carefree Rent, our decentralized rental property management and operation service, represents the largest segment. As of the end of 2024, the total number of home units under Carefree Rent exceeded 420,000, compared to over 200,000 units at the end of 2023.

Carefree Rent transforms scattered rental home listings into high-quality, reliable, institutionalized long-term rental properties by obtaining landlord authorization and providing professional rental services to tenants, ensuring peace of mind for landlords and a secure, worry-free living experience for tenants. In terms of specific business model, we acquire rental property mandates from landlords through agents for our housing transaction services and other channels, make basic preparation, and list the properties for rent. Leveraging Beike’s extensive customer traffic, we facilitate fast and efficient matching between properties and tenants. For landlords, we enable efficient property leasing, reduce vacancy periods, and provide stable returns, while minimizing the time and effort required for pre- and post-rental matters. For tenants, we offer a comprehensive range of rental services, including dedicated rental managers, professional maintenance, cleaning services, broadband services, and smart door locks, ensuring a safe and worry-free rental experience.

“Service quality” and “asset management efficiency” are the two pillars of the operation of Carefree Rent.

In terms of service quality enhancement, we have deconstructed the service chain into standardized actions. By assigning dedicated personnel to specific roles, we have improved both service capacity and efficiency. For example, offline rental stewards are responsible for pre-move-in property inspections, ensuring standardized home delivery. Meanwhile, online rental service managers provide 24/7 support, promptly responding to tenants’ urgent issues or service requests. To enhance service assurance, we have introduced multiple service upgrades and guarantee mechanisms. For instance, for high-risk properties, such as those prone to water leakage, we have established a rapid response and professional repair mechanism.

In terms of operational efficiency enhancement, we continue to optimize and upgrade the Carefree Rent product model, strengthening its resilience against rental price fluctuations. Through deep synergy with our housing transaction services, we have improved efficiency on both the property acquisition and leasing, enabling sustainable business growth. Particularly in leasing, we have strengthened the development and operation of stable leasing channels to enhance rental certainty. At the same time, we have refined the management of second-time leasing, increasing tenant renewal rates and pre-leasing rates to reduce vacancy risks.

Additionally, we leverage AI technology to empower operations. By applying intelligent algorithms in areas such as property acquisition pricing, inventory management, and rental leasing, we optimize traffic allocation, pricing, and marketing strategies. These efforts have improved asset turnover efficiency in pilot cities.

Beihaojia

Beihaojia is our new business initiative focusing on upgrading residential development service. We envision to build a data-driven platform for residential development services through Beihaojia.

In terms of business model, Beihaojia primarily provides C2M (Customer to Manufacturer) product solutions for real estate developers and other business partners, offering flexible and diverse funding solutions as well as efficient marketing services that integrate both online and offline channels. Beihaojia’s C2M product solutions leverage Beike’s vast data accumulation and Beike’s capability to connect potential customers. Through big data analysis and AI algorithms, Beihaojia deeply analyzes and uncovers customer needs, forecasting the types of products and price expectations for target customers. Such information serves as an important reference for product positioning and design for real estate projects, enabling us to provide partners with tailored product positioning and design solutions, ultimately helping to create new home products that better align with market demand.

In 2024, we have been actively establishing our presence in key cities in the country, continuously refining and innovating our operational models in the process. Notably, our Xi’an project became the first case in which Beihaojia generated service revenue through its product solution services, demonstrating strong market endorsement for our business model.

During the initial phase of business development to validate and refine our C2M capabilities, we also acquired two land plots for property development for Beihaojia business in 2024. In Chengdu, Sichuan Province, China, we acquired a residential land parcel with an area of approximately 15,777 square meters for a transaction amount of RMB1,076 million. In Shanghai, China, we acquired a residential land parcel with an area of approximately 15,304 square meters for a transaction amount of RMB697 million.

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

Our Housing Dictionary

We launched Housing Dictionary in 2008 and have been building it for over a decade. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2024, our Housing Dictionary covered approximately 289 million properties. Agents on our platform can browse information relating to their own cities in Housing Dictionary through our SaaS systems. Agents can supply new property information or raise amendment through mobile app, Weixin Mini Programs and other entrances. Through Housing Dictionary, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

Artificial Intelligence (AI) Applications

We place great emphasis on the potential of AI to enhance consumer experiences and improve service efficiency, continuously investing in AI development. By integrating proprietary residential related data with advanced foundational AI models, we have built Beike’s domain-specific language model, ChatHome, and its domain-specific image model, DreamHome. Based on this foundation, we have developed the comprehensive Bella AI development and application platform, which supports a range of AI-driven applications. Examples of AI applications on our platform include:

For consumers:

●	AI Rental Property Management Assistant “AI Abei”: Piloted within our rental brokerage services and home rental services, this is an intelligent assistant designed to support homeowners. It accurately understands homeowners’ needs and swiftly provides solutions. Through conversational interactions, it efficiently assists homeowners with various aspects of the rental process, such as listing rental properties, adjusting prices, and uploading property images.
●	AI Design Tool “Sheniu”: This tool, developed for our home renovation business, is powered by our proprietary residential large language model, DreamHome. It can generate high-quality renovation renderings in multiple styles using real photos, floor plans, or reference images. This not only significantly enhances designers’ efficiency but also provides customers with an intuitive and convenient way to visualize their future homes.

For service providers:

●	AI Property Listing Maintenance Assistant: This tool operates through Weixin groups, intelligently supplying agents with professional materials for daily interactions with homeowners, such as pricing strategies, market promotion data, and industry policy insights. It strengthens agent-homeowner relationships and enhances property management efficiency.
●	AI Property Selection Advisor: This tool helps agents better identify and understand customer preferences, offering personalized property recommendations and solutions. It can help improve customer acquisition capabilities and service efficiency of agents.
●	DreamHome AI: This tool assists service providers, including designers, in rapidly generating AI-powered interior design renderings. It enables customers to explore and express their ideal living spaces effortlessly while providing service providers with a powerful visualization tool to facilitate communication, reducing communication costs and enhancing the service experience and efficiency.
●	Smart Construction Site System: Leveraging AI technology, this system enables realtime monitoring, process management, and quality inspection across renovation sites. It establishes a fully digital and closed-loop management system covering the entire home renovation delivery process. By addressing longstanding challenges in traditional site management, it can help enhance both construction quality and operational efficiency, while providing customers with a more transparent and reassuring service experience.

For internal efficiency enhancement:

●	AI Business Management Assistant “Sun Xiaosheng”: Designed for home renovation business managers, this tool simulates core managerial skills and workflows to assist frontline managers with data analysis and business tracking. It can boost managerial efficiency and support better decision-making.
●	AI Office Assistant “Naohai”: This tool is designed to help with daily administrative and repetitive tasks, unlocking employee potential so that they can focus more on core business and innovation efforts, thereby improving the overall operational efficiency of the organization.
●	AI Coding Assistant “CodeLink”: Aimed at transforming our software development process, this tool supports intelligent code completion, generation, and debugging. It helps accelerate product iteration cycles and drive continuous upgrades to our overall technological capabilities.

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

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB2,546 million, RMB1,937 million and RMB2,283 million (US$313 million) in research and development in the years ended December 31, 2022, 2023 and 2024, respectively.

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

RealSee Virtual Reality

We introduce VR experience to the housing transactions and services industry in China. We started to research on VR technology from as early as 2015 and built our VR lab in early 2016. We believe that the power of VR technology can help agents grow their business, get more housing customers, and deliver top-level services, especially when a growing number of housing customers start their housing transaction journeys by searching properties online. In addition, interactions between agents and housing customers during VR property showing sessions are digitalized and recorded, which can be used for agents’ personalized training and skill improvement in a timely manner. At the same time, we are committed to enhancing spatial understanding of properties through multimodal AI models. This enables us to improve user experience in information retrieval and accelerate the efficiency of property matching.

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

Our Environmental, Social and Governance (ESG) Initiatives

We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations. With the unprecedented challenges regarding climate change, we have become more active to take on social responsibilities and we will continue to bring innovations to better serve everyone in our society. We are committed to operating on an ethical and compliant basis and elevating service experience through technological innovation. We will continue to promote a diverse and inclusive environment for talents and pursue environmentally friendly operations following the principles of low carbon economy, thereby contributing to public welfare and helping build a wonderful community.

In April 2025, we released our 2024 ESG report, providing updates on our efforts in facilitating the transformation of China’s housing related industry, helping service providers gain dignity, and bringing customers joyful living experiences, through sound governance and technology innovation. The report details our ESG performance in 2024 in key areas including corporate governance, business ethics, talent development, low-carbon operations and community caring. We acknowledge ourselves as a contributor to the society instead of solely an enterprise. While capturing commercial value, we are committed to long-term benefits and do the right thing even if it’s difficult. At the end of 2021, we announced the “One Body, Two Wings” strategic upgrade, which was further upgraded to “One Body, Three Wings” strategy in 2023 to add Beihaojia business as a third wing to facilitate supply-side upgrades for new homes. While providing customers with high-quality services ranging from existing and new home sales, home rentals, to home renovation and furnishing to satisfy customers’ increasing demand for a better living, we hope to solidify its underlying capabilities and work together with all parties to promote the sustainable development of the industry. The information contained in our 2024 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

Environmental Sustainability Initiatives

With an understanding of the impact of climate change to our long-term development, we actively promote environmental sustainability and have put forward a “Green, Intelligent, Community+” development strategy. Through technological innovations, we aspire to promote the digitalized economic development following the principles of low carbon economy, tackle the challenges of climate change, and make contributions to global carbon neutrality. Our innovative technologies, such as VR initiatives, help reduce the hassle for offline commutes, and contribute to reduction of greenhouse gas emission associated with transportation. We advocate for green office practices to reduce our carbon footprint and constantly raise the awareness of environmental protection among our employees. For example, we actively promote paperless online contract signing in existing home sales and home rentals, and we broaden the scope to cover home transaction scenarios including online property assessment, online loan issuance and online notarization, and achieved partial paperless in contract signing process of home rental and home renovation and furnishing businesses and store owner agreement signing. In 2024, we have saved over 270 million sheets of paper through online contract signing, reducing approximately 2,400 tonnes of carbon emissions.

We actively promote green building practices by highlighting certified sustainable properties on the Beike app. New home projects with two-star or three-star ratings under the Assessment Standard for Green Building (GB/T 50378-2019) are marked with a “Green Building” label, helping homebuyers identify healthier and more eco-friendly living options. As of now, the app provides full coverage, 100% labeling for all eligible two-star and three-star certified new residential projects across cities nationwide. In collaboration with third-party partners, we introduced a recycling feature within the Wallet section of the Beike App, covering five categories, including used clothing, books, household appliances, digital devices, and furniture disposal. This initiative promotes resource recycling and supports sustainable lifestyles. In 2024, the nationwide collection of used clothing and books reached 96,848.76 kilograms, with approximately 690 items of digital devices, appliances, and furniture were recycled, collectively reducing nearly 364.8 tons of carbon emissions.

In 2023, the Beijing Lianjia Alfa Community Store earned LEED Gold Certification for its strong performance in resource conservation and environmental management. Building on this, we conducted a gap analysis in 2024 to compare our existing store renovation and operations practices with the international LEED framework. Based on the findings, we established the Lianjia Green Store Standard. This standard covers key areas such as the use of green building materials, material recycling, high-efficiency equipment, energy-saving lighting, smart electricity controls, indoor air quality, waste management, and local community engagement during renovation and operations. By the end of 2024, 100% Lianjia stores following the latest design standards had fully met the Lianjia Green Store Standard. Moving forward, we will continue evaluating stores based on the Lianjia Green Store Standard, with a goal to complete assessments of all new and renovated stores by 2030 to further strengthen their environmental performance.

Combined with our “One Body, Three Wings” strategy, in order to shape a good industry ecology and improve our service quality and consumer confidence. We are committed to creating safe, comfortable living spaces while continuously improving environmental practices to support sustainable development in home renovation and furnishing services. We implement green principles across key areas, including material selection, packaging, warehousing, and logistics. By using eco-friendly materials that meet national standards, and exploring technologies, we aim to raise the bar in environmental performance. We also promote the recycling of packaging materials, enabling efficient warehousing, and e eco-friendly transportation. Meanwhile, we actively exploring clean energy solutions such as photovoltaic systems and supporting appliance trade-in programs, along with kitchen and bathroom upgrades. These efforts contribute to the wider push for green, future-ready homes.

We actively promote environmental principles in our home rental services by encouraging shared responsibility between Beike and tenants to build greener, low-carbon living environments. To support this, we introduced the Sustainable Apartment Agreement, an add-on to the standard tenant contract. It includes practical initiatives such as saving energy and water, sorting and recycling waste, and encouraging green commuting. The agreement invites tenants to take part in everyday environmental actions, fostering a more sustainable and energy-efficient lifestyle. Since September 2024, we have begun signing the Sustainable Apartment Agreement with new tenants as part of our ongoing commitment to promoting green living.

We continue to explore green building opportunities across diversified business models, deeply integrating the concepts of resource conservation, environmental friendliness, and healthy, livable green building throughout the entire lifecycle of office spaces and stores, including design, construction, operation, maintenance, and demolition. In the development process of all building projects, we explore the use of national and international green building evaluation standards to reduce the environmental impact of the project lifecycle and improve resource efficiency. We are also committed to green land development, resolutely avoiding any development activities in national nature reserves, farmland, or any ecologically sensitive areas. Beike is currently not engaged in any projects related to green land development. Before project development, we systematically assess key factors such as wastewater treatment, exhaust gas emissions, solid waste management, noise control, and potential ecological impacts, and take proactive measures to minimize the impact of construction and operations on the environment.

We place great emphasis on addressing climate change, proactively identifying and assessing the potential impact of climate change risks and opportunities on our business. We fully understand that our business operations may have potential impacts on society and the environment. Therefore, we are committed to collaborating with all stakeholders to promote sustainable development and effectively address and mitigate climate change issues. In 2024, we conducted climate change risk identification and analysis work based on the recommendations of the framework by Task Force on Climate-related Financial Disclosures, prioritizing the identification of climate change opportunities related to our business operations. Additionally, we have preliminarily selected climate scenario analysis models covering our main business operations and will further specify and quantify the specific impacts of significant climate-related risks and opportunities for us in applicable climate scenarios.

Leveraging enhanced digital capabilities, we have achieved significant improvements in the availability and accuracy of greenhouse gas (GHG) emissions data. In 2024, we initiated a specialized climate-change program to refine our carbon emissions accounting system. We expanded the scope to cover all business segments under our overall business framework, improving data coverage and granularity. This allowed us to identify key areas for GHG emissions reduction and support the development of a science-based roadmap. To more comprehensively and accurately reflect the Company’s base GHG emissions, we have updated our base year and emissions reduction targets, to achieve carbon neutrality in our own operations (Scope 1 and 2) by 2030, to reduce the value chain carbon emissions intensity (Scope 3) by 30% in 2030 from 2024 as the base year.

Social Responsibility Initiatives

Taking into account multiple business scenarios including housing transactions, home renovation and furnishing, and home rental, we have built a sound quality assurance system and provided consumers with high-quality service experiences. At the same time, we have been committed to building a healthier industry ecology and working with industry partners to provide quality services. Together, we aim to improve the scientific management of our business, meet the housing needs of social groups, and jointly contribute to the healthy development of the housing industry. In 2024, we introduced the “3+3” platform-level service commitments, further enhancing consumer protection and increasing the operational security of platform service providers. On this basis, we have established a compensation fund of RMB100 million to safeguard consumer rights, provide security for service providers, and promote positive interactions among the platform, the brand, and consumers. This ensures a virtuous cycle of quality services, driving the sustainable and healthy growth of the industry.

We continuously strengthen our information security and privacy protection systems. Our data and privacy protection framework applies to all business lines and branches and extends to Board members, consultants, full-time and part-time employees, as well as contractors providing services to the Company. We always adhere to the principles of legality, minimum necessary requirements, transparency, and security, laying a solid foundation for safeguarding consumer privacy. We conduct annual internal investigations on management effectiveness of the company’s information security and privacy management systems. Meanwhile, we carry out annual third-party follow-up audits to ensure the validation of our ISO certifications. Our apps for consumer-end users (the Beike app, Lianjia app, Beike Rental app, Beiwoo Decoration Mini Program, and Shengdu Mini Program) have all obtained authoritative information security certifications from China or international organizations, such as CCRC, ISO 27001, and ISO 27701, achieving 100% certification coverage.

As the cornerstone of the residential service industry, the professional skills and career development of service providers are crucial. We support their growth through systematic training and professional certification, significantly enhancing service quality. We continue to strengthen partnerships between schools and enterprises, bridge vocational education with industry demands to build a talent cultivation ecosystem. We remain dedicated to empowering industry professionals, enabling them to thrive and excel in their careers, while initiating industry progress together. Since 2011, we have been conducting the “Erudite” examinations to solidify the effectiveness of our vocational training for agents, inspiring them to continuously enhance their professional capabilities and ultimately promoting improvements in service quality and efficiency. By the end of 2024, the Erudite examinations had been held 25 times, with the cumulative participations exceeding 3.2 million.

We believe by integrating industrial advantages with community welfare, we are on the right path to promote efficient and sustainable community development. As the leading platform for housing transaction and services, we are able to support our communities through diversified interaction mechanisms and charity activities to meet community needs.

Elder Care Service. We initiated an ongoing elder care program where our agents teach seniors in the community to use smart phones through regular workshops and free Q&A sessions. As of December 31, 2024, the program has been established in 130 cities nationwide, providing around 1,300,000 times of services to the seniors.

Rural Development. We are committed to providing charitable contributions to the underserved communities in China, many of which are in rural areas. We hope to leverage the power of our platform to address the living needs of these communities and offer localized and effective solutions. As of December 31, 2024, we have provided more than RMB20 million to support the education of students in rural areas in China. Additionally, we have donated more than 690,000 books to 278 schools and contributed to funds that built 14 primary schools in less developed areas in China. Since 2021, we have carried out a series of Beike Station projects, investing funds in eligible villages to support rural revitalization. The investment are used for renovation, construction, and hardcover of Beike Station, to improve the appearance of villages, promote the development of rural tourism industry, and drive local employment and income. By taking the development strategy and distinctive culture of the recipient area into account, the project actively utilizes our advantages in the residential housing sector, to develop unique accommodation. In 2024, implemented the Beike Lanshanju project in Shangyou, Jiangxi, which supported approximately 760 people from households in four villages in Doushui Town, promoted the development of the homestay industry, and funded the cleanup of Nanhe Lake and rural garbage transportation, benefiting over 6,000 residents.

In addition to paying attention to the revitalization of rural children’s education, Beike actively participates in the revitalization of rural industries, launched the “Agent Agricultural Support Program,” and sells agricultural products produced by Beike agents and their immediate relatives through the internal product sales platform of the Beike Service Station. We sort out the types of agricultural products in the agent’s home, focus on fruit produce with large backlogs and prioritize specific guidance to the agents and their families by offering advice in the entire process, from product packaging to image display and sales services. We have already launched a number of fruit products through the Agent Agricultural Support Program, and we plan to continually launch more agricultural products produced by Beike agents and their families as the fruits and crops ripen, so that Beike agents’ own agricultural products can be distributed nationwide through our business. By the end of 2024, the Agent Agricultural Support Program had helped the sales of a total of 148,600 kilograms of various agricultural products.

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

We integrate our corporate strategy with our sustainable development strategy by incorporating key performance indicators (KPIs) related to sustainability into the annual performance evaluations of our executive directors and senior management. These KPIs encompass service quality, customer complaints, data compliance, employee relations, and operational health. Starting in 2025, performance metrics including climate change-related indicators will be linked to the remuneration of our chairman, co-founder, chief financial officer, and the heads of key emission-intensive business units. We will oversee progress toward these targets, evaluate the effectiveness of our initiatives, and review milestone reports. Based on our progress and our development status, we will review and update these indicators to effectively incentivize the governance and management teams to advance our sustainability agenda.

Marketing and Branding

In 2024, we enhanced brand affinity through online and offline brand promotion and marketing initiatives, continuously reinforcing our image of evolution towards a one-stop residential services platform. We successfully title sponsored the Beijing Marathon for three consecutive years (2022-2024) and also sponsored marathons in multiple cities, including Shanghai, Guangzhou, Shenzhen, and Nanjing. Additionally, our nationwide community running events have become an extension of the spirit of sportsmanship. Lianjia has continued to strengthen its commitment to quality service, conveying its brand values of “peace of mind, reliability, and responsibility.” Our home renovation brands, Shengdu and Beiwoo, have undergone brand refreshes. Shengdu launched the “Designer Craftsmanship Star Program,” highlighting the professional and confident image of service providers, while Beiwoo completed a comprehensive upgrade of its “Ten-Heart Genuine Commitment” service pledge. Furthermore, we collaborated with mobile applications to conduct online marketing campaigns via social media platforms and our own digital platforms. Offline, we carried out marketing efforts through outdoor advertising, community events, and other diverse promotional activities.

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

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2024, we had 1,908 issued patents and 1,159 pending patent applications. We also owned 8,292 registered trademarks, 728 pending trademark applications, copyrights to 788 software programs developed by us relating to various aspects of our operations, and 161 registered domain names, including ke.com and lianjia.com, as of December 31, 2024.

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

Competition

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with numerous new home marketing services providers. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for housing related services, such as other providers of home renovation and furnishing services and home rental services, and other companies for new home development for our Beihaojia business.

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

Regulation

Regulations Related to Foreign Investment

The establishment, operation and management of companies in China are governed by the PRC Company Law, the latest amendment took effect on July 1, 2024. The PRC Company Law applies to both PRC domestic companies and foreign-invested companies. The direct or indirect investment activities of a foreign investor shall be governed by the PRC Foreign Investment Law and its implementation rules. The PRC Foreign Investment Law is promulgated by the National People’s Congress of the PRC on March 15, 2019 and took effect on January 1, 2020. This law implements the administrative system of pre-entry national treatment along with a negative list for foreign investments, and establishes the basic framework for the access to, and the promotion, protection and administration of foreign investments in view of investment protection and fair competition.

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

On September 6, 2024, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took into effect on November 1, 2024. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2022 version), which was promulgated on October 26, 2022 and took into effect on January 1, 2023. Industries not listed in the 2024 Negative List or this catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

According to the Opinions on Strengthening the Management over Real-Estate Agencies to Promote Healthier Development of the Industry, jointly promulgated and implemented on July 29, 2016 by the Ministry of Housing and Urban-Rural Development, NDRC, Ministry of Industry and Information Technology, People’s Bank of China, State Administration of Taxation, State Administration for Industry and Commerce and China Banking Regulatory Commission, governmental departments undertake enhanced regulation of real estate brokerage institutions. Real estate brokerage institutions are required to check the ownership information of the property and the identification for the client before publication of the property information. Upon approval of the client, the agency shall verify the ownership information in the competent real-estate department and prepare specification of the house conditions. The property information published shall be authentic, comprehensive and accurate. The agency shall not publish the information of the properties without the prior written authorization of owner and shall not conceal the mortgage status of the property or other information of the transaction. The real estate agency shall not in any form force the client to take service of any financial institution it appoints. Property information shall be removed within 2 working days upon its sale or rental.

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

On July 13, 2021, the Ministry of Housing and Urban-Rural Development and other seven PRC regulatory agencies issued the Notice on Continuous Improvement and Regulation of the Real Estate Market Order, which aimed to strengthen the rectification of improper or illegal behaviors in real estate development, sales and leasing of properties, and property services by ways including, among others, rectifications of publishing false information of properties and illegal advertisements.

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

Regulation Related to Home Renovation and Furnishing

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

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd., Beike Shengdu Home Furnishing Engineering (Zhejiang) Co., Ltd., Beijing Beiwoo Decoration Co., Ltd. and Beimeizhuang (Beijing) Construction Decoration Engineering Co., Ltd. has obtained the qualification certificate of construction enterprise issued by the local branch of the Ministry of Housing and Urban-Rural Development.

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

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd., Beike Shengdu Home Furnishing Engineering (Zhejiang) Co., Ltd., Beijing Beiwoo Decoration Co., Ltd. and Beimeizhuang (Beijing) Construction Decoration Engineering Co., Ltd. has obtained the safety production license (building construction) issued by the local branch of the Ministry of Housing and Urban-Rural Development.

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

Each of Shengdu Home Renovation Co., Ltd., Beike Shengdu (Zhejiang) Construction Decoration Engineering Co., Ltd. and Beike Shengdu Home Furnishing Engineering (Zhejiang) Co., Ltd. has obtained the qualification certificate of construction project design issued by Zhejiang Commission of Urban-rural Development.

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

Pursuant to the Catalog of Telecommunications Services, which was promulgated by the Ministry of Information Industry of the PRC (the predecessor of the Ministry of Industry and Information Technology) on February 21, 2003 and last amended by the Ministry of Industry and Information Technology on June 6, 2019, both online data processing and transaction processing services and internet information services fall within Class 2 value-added telecommunication services. The “online data processing and transaction processing services” mean the online data processing and transaction/affair processing services provided for users through public communication networks or the internet, using various kinds of data and affair/transaction processing application platforms connected to various kinds of public communication networks or the internet. A telecommunication services operator engaged in online data processing and transaction processing services shall obtain a license for online data processing and transaction processing services. The “information services” refer to the information services provided for users via the public communication network or the internet and by the information collection, development, processing and construction of information platforms. The Administrative Measures on Internet Information Services, which were promulgated by the State Council of the PRC on September 25, 2000 and most recently amended on January 20, 2025, set out guidelines on the provision of internet information services. These measures classify internet information services into commercial internet information services and non-commercial internet information services. Pursuant to these measures, commercial internet information services refer to the provision with charge of payment of information or website production or other service activities to online users via the internet, and non-commercial internet information services refer to the provision with free of charge of information that is in the public domain and openly accessible to online users via the internet. These measures require that a provider of commercial internet information services shall obtain a license for internet information services. These measures also require that a provider of non-commercial internet information services shall carry out record-filing procedures with the provincial level counterparts of the Ministry of Industry and Information Technology.

Regulations Related to Foreign Investment Restriction on Value-Added Telecommunications Services

According to the 2024 Negative List, the equity ratio of foreign investment in the value-added telecommunications enterprises is subject to the cap of 50% except for the investment in the e-commerce operation business, a domestic multi-party communication business, an information storage and re-transmission business and a call center business.

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

Regulations Related to Mobile Internet Applications

In June 2016, the CAC promulgated the Administrative Provisions on Mobile Internet Application Programs Information Services, which were most recently amended on June 14, 2022 and became effective on August 1, 2022. Pursuant to these provisions, a mobile internet application refers to an application software that runs on mobile smart devices providing information services after being pre-installed, downloaded or embedded through other means. Mobile internet application providers refer to the owners or operators of mobile internet application. Internet application stores refer to platforms which provide services related to online browsing, searching and downloading of application software and releasing of development tools and products through the internet.

Pursuant to these provisions, internet application providers shall comply with provisions on the scope of necessary personal information when engaging in personal information processing activities and shall not compel users to agree to non-essential personal information collection or ban users from their basic functional services due to their refusal of providing unnecessary personal information. Internet application providers shall not provide the services to the users who fail to submit real identity information or use fraudulent identity information of other organizations or persons for fake registration. Internet application providers shall also establish sound information content review and management mechanism, take sound management measures such as user registration, account management, information review, daily inspection and emergency disposal, and be staffed with professionals and technical ability appropriate to the service scale. Furthermore, internet application providers who launch new technologies, applications or functions with the attribute of public opinion or the capability of social mobilization shall conduct security assessment in accordance with the applicable laws and regulations. If an internet application provider violates these regulations, internet application distribution platforms may issue warnings, suspend the release of its applications, or terminate the sale of its applications, and/or report the violations to governmental authorities, and the application provider may be imposed administrative penalty by the CAC and competent authorities in accordance with laws and regulations.

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

On July 21, 2023, the Ministry of Industry and Information Technology promulgated the Notice on the Record-filing of Mobile Internet Applications, which requires the filing of mobile internet applications programs with the authorities by the operators of such mobile internet applications programs in China. Operator of mobile internet applications programs shall not engage in any internet information service if it fails to complete the filing. The operator of mobile internet applications programs shall indicate the filing number in a prominent position of the mobile internet applications program and link the URL of the filing system for public inquiry and verification. Operators of existing mobile internet applications programs must complete filing procedures through an Internet service provider or a mobile internet applications program distribution platform between September 2023 and March 2024. New mobile internet applications programs cannot be put into use unless and until the filing procedures have been completed.

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

On August 22, 2024, the State Administration for Market Regulation promulgated the Guideline on Regulatory Enforcement concerning the Identifiability of Internet Advertising. The guideline provides specific criteria and requirements regarding the identifiability of internet advertisements. According to the guideline, the identifiability of internet advertisements refers to their clear distinction from other non-advertising content, allowing consumers to easily recognize them as advertisements. Advertising distributors can enhance the identifiability of such advertisements by using text annotations or voice prompts. If text annotations are used, the word “advertisement” must be prominently displayed. Similarly, if voice prompts are employed, the content must be clearly identified as an “advertisement” through clear and distinct voice narration. Furthermore, if the products or services being advertised—particularly those ranked through bidding for priority placement—are not clearly marked or indicated as “advertisement,” the relevant governmental authorities are authorized to investigate and impose penalties for such non-compliance.

Regulations Related to Financing

Regulations Related to Online Payment

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

On December 9, 2023, the State Council issued the Regulation on Supervision and Administration of Non-bank Payment Institutions, which took effect on May 1, 2024. Pursuant to the regulation, “non-bank payment institutions” are non-bank entities that have obtained a payment business permit to engage in payment businesses such as the transfer of monetary funds based on electronic payment instructions submitted by payees or payers. To engage in payment business, the entity shall obtain the approval of the People’s Bank of China and obtain a payment business permit, and the name of the non-bank payment institution shall include the word “payment.” There are some requirements for the establishment of a non-bank payment institution. For example, the minimum registered capital for such entity shall be 100 million yuan in the form of paid-in monetary capital, and the principal shareholders and actual controllers of a non-bank payment institution shall have sound financial status and credit records and have no records of any major violation of laws or regulations in the latest three years. This regulation regulates that non-bank payment business shall be divided into two types, namely, stored-value account operation and payment transaction processing, depending on whether the payer’s prepaid funds can be received. The specific method for classification of stored-value account operation business and payment transaction processing business and the rules for supervision and administration thereof shall be formulated by the People’s Bank of China. To carry out non-bank payment business, a non-bank payment institution shall establish, improve and implement business management systems and compliance management systems and equip necessary and independent business systems, facilities and technologies to ensure the continuity, security and traceability of payment business. This regulation also stipulates the requirements for protecting the rights and interests of users, such as a non-bank payment institution shall (i) enter into a payment service agreement with its users and the terms of such agreement shall be fair and displayed in the business place, official website, and mobile Internet applications; (ii) ensure the security of user funds and information, and do not entrust core businesses and technical services to third parties for processing; and (iii) properly preserve user information and transaction records, establish an effective due diligence system, and strengthen risk management. Besides, a non-bank payment institution shall take effective measures to ensure the security of payment accounts and prevent them from being used for illegal fundraising, telecommunications fraud, money laundering, gambling and other criminal activities.

On July 9, 2024, the People’s Bank of China issued the Implementation Regulations of the Regulation on Supervision and Administration of Non-bank Payment Institutions, which provides detailed guidelines for overseeing non-bank payment institutions. Under the regulation, the directors, supervisors, and senior executives of non-bank payment institutions must meet specific qualifications, including being well-versed in the rules and documents related to payment business. They must hold at least a bachelor’s degree and have a minimum of two years of experience in payment settlement, finance, or information processing, or three years in accounting, economics, information technology, or legal work. Additionally, these individuals must have a good integrity record and must not have committed any major violations of laws or regulations in the past three years. The regulation further classifies the operation of stored-value accounts and payment transactions into two categories: Class I and Class II. It also stipulates minimum net asset requirements for non-bank payment institutions. These requirements are calculated based on the daily average balance of funds for pending payments and are determined according to progressive rates: (i) for the portion of the daily average balance of funds for pending payments not exceeding RMB50 billion, the rate is 5%, (ii) for the portion of the daily average balance of funds for pending payments exceeding RMB50 billion up to RMB200 billion, the rate is 4%, (iii) for the portion of the daily average balance of funds for pending payments exceeding RMB200 billion up to RMB500 billion, the rate is 3%, (iv) for the portion of the daily average balance of funds for pending payments exceeding RMB500 billion up to RMB1,000 billion, the rate is 2%, and (v) for the portion of the daily average balance of funds for pending payments exceeding RMB1,000 billion, the rate is 1%.

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

Based on this opinion, many provincial governments, including that of Beijing, promulgated local implementing rules on the administration of micro credit companies. In November 2023, Beijing Financial Regulatory Administration issued the Measures for the Supervision and Administration of Micro Credit Companies of Beijing, which specifies the requirement for establishment and operation of micro credit companies in Beijing. According to these measures, the establishment of a micro credit company in Beijing is subject to the prior approval of the finance regulatory authority of the municipality, and the words “micro credit” shall be marked in the name of the micro credit companies. In addition, micro credit companies are required to adhere to the principles of small-amount and dispersed lending when granting loans. Specifically, the loan balance to any single borrower must not exceed 10% of the micro credit company’s net assets as audited and recognized at the end of the previous fiscal year. Furthermore, the combined loan balance to a borrower and their related parties must not exceed 15% of the company’s net assets as audited and recognized at the end of the previous fiscal year.

On December 31, 2024, the National Financial Regulatory Administration issued the Interim Measures for the Supervision and Administration of Micro Credit Companies, which outlines the scope of operations for microcredit companies. According to these measures, microcredit companies are permitted to engage in the business of granting microloans, accepting and discounting commercial bills, and other activities authorized by laws, administrative regulations, and approved by the National Financial Regulatory Administration. However, microcredit companies are prohibited from issuing or acting as agents for the sale of financial products such as wealth management products, trusts, or funds, as well as from purchasing financial products other than fixed-income securities. In addition, the measures stipulate that microcredit companies are not allowed to conduct business across provinces, autonomous regions, or municipalities directly under the central government.

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

Zhongjia Guotai Commercial Factoring (Shenzhen) Co., Ltd., one of our PRC subsidiaries, is approved by the competent authorities in Shenzhen to provide commercial factoring services.

Regulations Related to Real Estate Development

Pursuant to the Law of Administration of Urban Real Estate in the PRC, or the Urban Real Estate Law, promulgated by the Standing Committee of the National People’s Congress on July 5, 1994, effective on January 1, 1995, and last amended on August 26, 2019, a real estate developer is defined as an enterprise engaged in the development and sale of real estate for profit. Pursuant to the Regulations on Administration of Development of Urban Real Estate promulgated by the State Council on July 20, 1998 and last amended on November 29, 2020, an enterprise seeking to engage in development of real estate must meet the following requirements: (i) its registered capital shall be no less than RMB1,000,000; and (ii) it must have at least four full-time professional real estate or construction technicians and at least two full-time accounting officers, each of whom must hold the relevant qualification certificate. Under the Regulations on Administration of Development of Urban Real Estate, local governments at the provincial, autonomous regional, and municipal levels may impose more stringent requirements on the registered capital and professional personnel of a real estate developer, depending on local conditions.

Pursuant to the Provisions on Administration of Qualifications of Real Estate Developers, or the Provisions on Administration of Qualifications enacted by the Ministry of Housing and Urban-Rural Development and came to force on March 2, 2022, a real estate developer must apply for registration of its qualifications in accordance with these provisions. Enterprises are prohibited from engaging in real estate development and operations without obtaining a qualification classification certificate. According to the Provisions on Administration of Qualifications, qualifications of real estate development enterprises are classified into two classes: Class 1 and Class 2. Each qualification class is subject to review and approval by the relevant authorities: (i) Class 1 qualifications require a preliminary review by the construction authority at the provincial level, followed by final approval from the construction authority under the State Council, and (ii) procedures for assessing Class 2 qualifications are determined by the construction authority of the respective province, autonomous region, or municipality directly under the central government. A developer that successfully passes the qualification examination will be issued a qualification certificate for the relevant class by the competent assessment authority. In addition, a real estate developer may only engage in activities within its approved scope of business. A Class 1 real estate developer is authorized to undertake real estate development projects nationwide with no restrictions on project scale. A Class 2 real estate developer may undertake projects with a gross floor area not exceeding 250,000 square meters. Each of Beihaojia (Beijing) Real Estate Development Co., Ltd., Beihaojia (Chengdu) Real Estate Development Co., Ltd., Beihaojia (Guangzhou) Real Estate Development Co., Ltd., Beihaojia (Shanghai) Real Estate Development Co., Ltd., Beihaojia (Xi’an) Real Estate Development Co., Ltd. and Chengdu Beihaojia Rongjin Real Estate Development Co., Ltd. has obtained the qualification of real estate development enterprises (Class 2).

The Provisional Regulations on the Granting and Transfer of Right to Use State-owned Land in Urban Areas of the People’s Republic of China, promulgated by the State Council on May 19, 1990 and last amended on November 29, 2020, establishes a system for granting and transferring the right to use state-owned land. Under these regulations, a land user must pay a premium to the State as consideration for the grant of state-owned land use rights for a specified term, and the land user may transfer, lease, mortgage or otherwise commercially use the state-owned land use right within the term of validity. The land administration authority under the local government of the relevant city or county shall enter into a contract with the land user for the grant of state-owned land use rights. The land user must pay the premium as stipulated in the contract. Upon payment of the premium, the land user shall register with the land administration authority and obtain a State-owned Land Use Rights Certificate, thereby acquiring the state-owned land use right.

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

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cybersecurity Law, which came into effect on June 1, 2017, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses. On September 12, 2022, the CAC issued the Notice on Seeking Public Comments on the Decision on Amending the Cybersecurity Law of the People’s Republic of China (Draft for Public Comments), which imposes more stringent legal liabilities for certain violations of the Cybersecurity Law and increases the maximum fines for serious violation of the security protection obligations of network operation, network information, critical information infrastructure and personal information under the Cybersecurity Law to RMB50 million or up to 5% of the turnover of the company in the preceding year. The period for public comments ended on September 29, 2022, and there is no timetable as to when the draft will be enacted.

On December 28, 2021, the CAC, the NDRC, the Ministry of Industry and Information Technology, and several other PRC governmental authorities jointly issued the Cybersecurity Review Measures, which became effective on February 15, 2022. Pursuant to Cybersecurity Review Measures, critical information infrastructure operators that purchase network products and services and network platform operators engaging in data processing activities are subject to cybersecurity review under the Cybersecurity Review Measures if such activities affect or may affect national security. According to the Cybersecurity Review Measures, before purchasing any network products or services, a critical information infrastructure operator shall assess potential national security risks that may arise from the launch or use of such products or services, and apply for a cybersecurity review with the cybersecurity review office of CAC if national security will or may be affected. In addition, network platform operators who possess personal information of more than one million users, and intend to be listed on a foreign stock exchange must be subject to the cybersecurity review.

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

On September 24, 2024, the CAC published the Measures on Network Data Security Management, which became effective on January 1, 2025. The measures provide that network data processors carrying out network data processing activities that affect or may affect national security shall undergo a national security review in accordance with relevant national regulations. In addition, network data processors processing personal information of over ten million individuals shall fulfill certain requirements for processing important data and take certain precautionary measures, such as identifying important data and conducting annual risk assessment. Furthermore, the measures allow network data processors to provide personal information overseas only if they strictly meet certain conditions. The measures also impose obligations on network platform service providers, requiring them to offer users features such as the ability to opt out of receiving targeted information and to delete tags based on their personal characteristics.

On July 7, 2022, the CAC issued the Measures for the Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under any of the following circumstances: (i) where the data processor intends to provide important data overseas; (ii) where a critical information infrastructure operator and a data processor who has processed personal information of more than 1,000,000 individuals intends to provide personal information overseas; (iii) where a data processor who has provided personal information of 100,000 individuals or sensitive personal information of 10,000 individuals to overseas recipients, in each case as calculated cumulatively, since January 1 of the last year intends to provide personal information overseas; or (iv) other circumstances where the security assessment of data cross-border transfer is required as prescribed by the CAC. Furthermore, the data processor shall conduct a self-assessment on the risk of data cross-border transfer prior to applying for the foregoing security assessment, under which the data processor shall consider certain factors including, among other things, (i) the purpose, scope and manner of the cross-border data transfer and the overseas data recipient processing data and the legality, legitimacy and necessity thereof, (ii) the scale, scope, type and sensitivity of the transferred data, the risks to national security, public interests and the legitimate rights and interests of individuals or organizations arising from the cross-border data transfer, (iii) the overseas data recipient’s commitment to assume responsibility and obligations, the management and technical measures to fulfill the responsibilities and obligations, and the ability to ensure the security of the transferred data, (iv) the risk of data being tampered with, destroyed, leaked, lost, transferred, or illegally obtained or illegally used during and after the cross-border transfer, and the existence of channels for safeguarding the rights and interests of personal information, and (v) adequate compliance of data transfer-related contracts or other legally binding documents between the data processor and the overseas recipient with the data security protection responsibilities and obligations. The data processors that in violation of such measures are required to rectify such non-compliance within six months of the effectiveness date thereof.

On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information, which became effective on June 1, 2023. The personal information processors in mainland China shall meet all of the conditions below to provide the personal information abroad by using the Standard Contract: (a) it is not a critical information infrastructure operator; (b) it processes the personal information of less than 1 million individuals; (c) it has cumulatively transferred abroad the personal information of less than 100,000 individuals since January 1 of the previous year; and (d) it has cumulatively transferred abroad the sensitive personal information of less than 10,000 individuals since January 1 of the previous year. Before providing personal information to offshore recipients, personal information processors shall conduct assessment for the personal information protection impacts. The personal information processor shall file with the provincial cyberspace authority within 10 working days from the effective date of a Standard Contract executed. The processors shall remediate the non-compliance of personal information cross-border activities within six months from the date that the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information became effective.

On March 22, 2024, the CAC released the Provisions on Regulating and Facilitating Cross-border Data Flow, which became effective on the same day. These provisions specify the situations in which a declaration for security assessment, conclusion of a standard contract, and personal information protection certification are not required. For example, the following circumstances are exempt from data export security assessment, entering into a standard contract for the export of personal information, or passing the personal information protection certification: (i) where cross-border transfer of personal information is necessary for the execution and performance of a contract to which such individual is a party, such as cross-border shopping, cross-border delivery, cross-border remittances and payment, air ticket and hotel reservations, visa applications, and examination services; (ii) where employee personal information must be provided overseas in conjunction with a collective contract and the implementation of human resources management; (iii) where cross-border transfer of personal information is necessary for the purpose of protecting the life, health, and safety of natural persons in an emergency; or (iv) where data processors other than critical information infrastructure operators provide personal information (excluding sensitive personal information) of less than 100,000 individuals cumulatively to offshore recipients since January 1 of the current year. If the personal information of between 10,000 and one million individuals or the sensitive personal information of less than 10,000 individuals is expected to be provided overseas within one year, the data processor (other than critical information infrastructure operators) shall conclude a standard contract for the cross-border transfer of such personal information and or pass the personal information protection certification.

On January 3, 2025, the CAC issued the Draft Measures for Authentication on Protection of Personal Information for Cross-Border Transfer of Personal Information for public comments, to provide further guidance and regulatory requirements on authentication on protection of personal information for cross-border transfer of personal information. However, for the cross-border transfer of personal information of one million individuals or more by any data processors other than critical information infrastructure operators or where a critical information infrastructure operator provides personal information or critical data to overseas recipients, a security assessment for cross-border transfer of data is required.

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

With respect to the security of information collected and used by mobile apps, pursuant to the Announcement of Conducting Special Supervision against the Illegal Collection and Use of Personal Information by Apps, which was issued on January 23, 2019, app operators should collect and use personal information in compliance with the Cybersecurity Law and should be responsible for the security of personal information obtained from users and take effective measures to strengthen the personal information protection. Furthermore, app operators must not force their users to make authorization by means of bundling, suspending installation or in other default forms and should not collect personal information in violation of laws, regulations or breach of user agreements. Such regulatory requirements were emphasized by the Notice on the Special Rectification of Apps Infringing upon User’s Personal Rights and Interests, which was issued by Ministry of Industry and Information Technology on October 31, 2019. On November 28, 2019, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security and the State Administration for Market Regulation jointly issued the Methods of Identifying Illegal Acts of Apps to Collect and Use Personal Information. This regulation also illustrates certain commonly-seen illegal practices of apps operators in terms of personal information protection, including “failure to publicize rules for collecting and using personal information,” “failure to expressly state the purpose, manner and scope of collecting and using personal information,” “collection and use of personal information without consent of users of such App,” “collecting personal information irrelevant to the services provided by such app in violation of the principle of necessity,” “provision of personal information to others without users’ consent,” “failure to provide the function of deleting or correcting personal information as required by laws” and “failure to publish information such as methods for complaints and reporting.” Among others, any of the following acts of an app operator will constitute “collection and use of personal information without consent of users”: (i) collecting an user’s personal information or activating the permission for collecting any user’s personal information without obtaining such user’s consent; (ii) collecting personal information or activating the permission for collecting the personal information of any user who explicitly refuses such collection, or repeatedly seeking for user’s consent such that the user’s normal use of such app is disturbed; (iii) any user’s personal information which has been actually collected by the app operator or the permission for collecting any user’s personal information activated by the app operator is beyond the scope of personal information which such user authorizes such app operator to collect; (iv) seeking for any user’s consent in a non-explicit manner; (v) modifying any user’s settings for activating the permission for collecting any personal information without such user’s consent; (vi) using users’ personal information and any algorithms to directionally push any information, without providing the option of non-directed pushing such information; (vii) misleading users to permit collecting their personal information or activating the permission for collecting such users’ personal information by improper methods such as fraud and deception; (viii) failing to provide users with the means and methods to withdraw their permission of collecting personal information; and (ix) collecting and using personal information in violation of the rules for collecting and using personal information promulgated by such app operator.

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

Regulation Related to Artificial Intelligence

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

On December 31, 2021, the CAC, the Ministry of Industry and Information Technology, the Ministry of Public Security, the Ministry of State Security promulgated the Administrative Provisions on Internet Information Service Algorithm Recommendation, which became effective on March 1, 2022. These provisions implement classification and hierarchical management for algorithm recommendation service providers based on varies criteria. Moreover, the provisions require algorithmic recommendation service providers to provide users with options that are not specific to their personal characteristics, or provide users with convenient options to cancel algorithmic recommendation services. If the users choose to cancel the algorithm recommendation service, the algorithm recommendation service provider shall immediately stop providing relevant services. Algorithmic recommendation service providers shall also provide users with the function to select, modify or delete user labels which are used for algorithmic recommendation services.

On July 10, 2023, the CAC and six other regulatory authorities in the Chinese mainland promulgated the Interim Measures for Generative Artificial Intelligence Services, which took effect on August 15, 2023. The measures impose compliance requirements for providers of generative artificial intelligence services to the general public within the Chinese mainland. The measures stipulate that providers of generative artificial intelligence services related to text, image, audio, video and other content to the general public within the Chinese mainland will be responsible as “producers of Internet information content” and “personal information processors,” with the responsibilities specified in the Personal Information Protection Law of the PRC, the PRC Data Security Law, the Cyber Security Law, and other PRC laws and regulations related to cybersecurity and personal information protection. Providers of generative artificial intelligence services are required to enter into service agreements with their users. In addition, providers of generative artificial intelligence services that have the potential to influence public opinion or provoke social agitation are required to conduct security assessments and complete filings in accordance with the Administrative Provisions on Internet Information Service Algorithm Recommendation.

Regulation Related to Fire Control

Pursuant to the PRC Fire Safety Law, which was promulgated by the Standing Committee of the National People’s Congress and most recently amended on April 29, 2021, and the Interim Provisions on Administration of Fire Control Design Review and Acceptance of Construction Project promulgated by the Ministry of Housing and Urban-Rural Development, which took effect on June 1, 2020 and were most recently amended on August 21, 2023 the construction entity of a large-scale crowded venue (including the construction of a manufacturing plant whose size is over 2,500 square meters) and other special construction projects must apply for fire prevention design review with fire control authorities, and complete fire assessment inspection and acceptance procedures after the construction project is completed. The construction entity of other construction projects must complete the filing for fire prevention design and the fire safety completion inspection and acceptance procedures within five business days after passing the construction completion inspection and acceptance. If the construction entity fails to pass the fire safety inspection before such venue is put into use or fails to conform to the fire safety requirements after such inspection, it will be subject to (i) orders to suspend the construction of projects, the use of such projects, or the operation of the business, and (ii) a fine between RMB30,000 and RMB300,000.

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

On December 4, 2023, SAFE issued the Notice on Further Deepening the Reform to Facilitate Cross-border Trade and Investment, which releases new foreign exchange management policies and revises some rules under SAFE Circular 16 and SAFE Circular 28. According to the previous notice, qualified small and medium-sized high-tech enterprises, enterprises that specialize in niche sectors, command a high market share and have strong innovative capacity and core technologies and technology-based enterprises may independently borrow foreign debts within the limit of the equivalent of US$5 million or 10 million (depend on its jurisdiction).

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

Value-added Tax and Business Tax

Pursuant to the Provisional Regulations on Value-Added Tax of the PRC and their implementation regulations, unless otherwise specified by laws and regulations, any entity or individual engaged in the sales of goods, provision of processing, repairs and replacement services and importation of goods into China is generally required to pay a value-added tax for revenues generated from sales of products, while qualified input value-added tax paid on taxable purchase can be offset against such output value-added tax. The rate of value-added tax is 17% for those engaging in the sale or importation of goods, provision of processing, repairs and replacement services, or lease of tangible personal property, except as otherwise provided in the Provisional Regulations on Value-Added Tax of the PRC. The tax rate was adjusted to 13% according to the Circular of the Ministry of Finance and the State Administration of Taxation on Adjusting Value-added Tax Rates which was issued on April 4, 2018 and took effect from May 1, 2018 and the Announcement on Policies related to Deepening VAT Reform which was promulgated jointly by the Ministry of Finance and the State Administration of Taxation and the General Administration of Customs on March 20, 2019 and became effective on April 1, 2019. For general VAT taxpayers selling services and intangible assets, the value-added tax rate is 6%. The value-added tax rate shall be 3% for small-scale taxpayers, unless otherwise stipulated by the State Council.

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which will come into effect on January 1, 2026, replacing the Provisional Regulations on Value-Added Tax of the PRC. The new law reaffirms the provisions of the PRC Interim Regulations on Value-Added Tax and make changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-creditable input taxes, mixed sales, and input credit carry-forward and refund.

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

On April 25, 2024, the Anti-Monopoly Committee of the State Council of the PRC issued the Anti-Monopoly Compliance Guideline (2024 Version) for Operators, which provides general guidance on compliance management system, compliance risk focus, compliance risk management, and compliance management guarantee on the basis of this law to encourage the operators prevent the compliance risk of this law.

On May 6, 2024, the State Administration for Market Regulation issued the Interim Provisions Against Unfair Competition in Cyberspace, which took effect on September 1, 2024. Under these provisions, a platform operator with competitive advantages is prohibited from using technical means to exploit its advantages in transaction data, traffic, and other background information or management rules, unless justified. Such practices, such as impeding or disrupting the normal operation of legally provided goods or services by other business operators, shielding a third party’s operating information, or unjustifiably interfering with the display order of goods—are considered anti-competitive and disrupt the fair competition order of the market. In addition, platform operators are prohibited from using service agreements, transaction rules, or other methods to impose unreasonable restrictions or attach unfair conditions on the transactions of business operators using the platform. This includes restrictions on transaction pricing or on the ability to conduct transactions with other business operators.

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

On February 17, 2023, the CSRC issued the Overseas Listing Trial Measures and five supporting guidelines, which became effective on March 31, 2023. Pursuant to the measures, PRC domestic companies that directly or indirectly seek to offer or list their securities on an overseas stock exchange, including a PRC company limited by shares and an offshore company whose main business operations are in mainland China and intends to offer securities or be listed on an overseas stock exchange based on its onshore equities, assets, incomes or similar interests, are required to file with the CSRC within three business days after submitting their application documents to the regulator in the place of intended listing or offering. Particularly, as for the PRC domestic companies that have directly or indirectly listed securities in overseas markets intend to conduct follow-on offerings in overseas markets, such companies are required to submit the filing with respect to the follow-on offering within three business days after completion of the follow-on offering. Failure to complete the filing under the measures, concealing any material fact or falsifying any major content in its filing documents may subject the company to administrative penalties, such as order to rectify, warnings, fines. Its controlling shareholders, actual controllers, direct officers-in-charge and other direct personnel-in-charge may also be subject to administrative penalties, such as warnings and fines. On February 17, 2023, the CSRC also issued the Notice on Administration of the Filing of Overseas Offering and Listing by Domestic Companies and held a press conference for the release of the measures, which, among others, clarified that the companies in mainland China that have been listed overseas before March 31, 2023 are not required to file with the CSRC immediately, but these companies should complete filing with the CSRC for their refinancing activities and future offerings in accordance with the measures. Based on the foregoing, we are not required to complete filing with the CSRC for our prior overseas offerings at this stage, but we may be subject to the filing requirements for our future capital raising activities under the measures.

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

For other details of our business, please also refer to the section headed “Business Review and Outlook” in our Annual Results Announcement for the year ended December 31, 2024 as furnished with the SEC on Form 6-K on March 19, 2025.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate; (ii) Beike (Tianjin) Investment Co., Ltd., holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate; and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate; and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.
(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Qingdao Shengjia Huazhang Enterprise Management Co., Ltd. owns 94% of the total equity interest, and Beike Kestone Holdings (Hong Kong) Limited owns the remaining 6%.
(4)	Shanghai Chenhaibei Internet Technology Co., Ltd., Tianjin Haibei Information Technology Co., Ltd. and Shanghai Huibeiju Technology Co., Ltd.

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

We are headquartered in Beijing where we leased an aggregate area of approximately 83,500 square meters as of December 31, 2024 for office space. We leased approximately 8,600 facilities as of December 31, 2024 primarily for real estate brokerage stores we operate under Lianjia brand across 26 cities in China and home renovation and furnishing service stores we operate across 46 cities in China. We owned a facility of approximately 55,210 square meters as of December 31, 2024 as our training center, Huaqiao Academy, in Kunshan, Jiangsu Province, China. We also owned a facility of approximately 120,300 square meters as of December 31, 2024 in Jinhua, Zhejiang Province, China as our home renovation and furnishing factory and its ancillary rooms.

Additionally, we have plans for the development of the Shengdu headquarter on a land area of approximately 13,377 square meters for office space in Hangzhou, Zhejiang Province, China. The property was acquired for RMB309 million. The development project commenced in May 2024, with an expected completion time in the second half of 2026.

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

Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2024, we facilitated approximately 5.0 million housing transactions on our platform with an aggregate GTV of RMB3,349.4 billion (US$458.9 billion).

We have five main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. For home rental services, we generate revenues by providing rental property management and operation services as well as various other rental-related services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses.

Our total revenues increased by 28.2% from RMB60.7 billion in 2022 to RMB77.8 billion in 2023, and further increased by 20.2% to RMB93.5 billion (US$12.8 billion) in 2024. We recorded a net loss of RMB1,397 million in 2022, and net incomes of RMB5,890 million and RMB4,078 million (US$559 million) in 2023 and 2024, respectively.

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

Our ability to attract housing customers and enhance customer experience

Our ability to attract housing customers through facilitating housing transaction and providing home renovation and furnishing, and home rental services to housing customers affects our transaction volume, which directly affects our net revenues. Home ownership involves difficult decisions by most housing customers. Therefore, they tend to choose brokerage stores and agents that are most reliable and efficient in locating the ideal property and completing the transaction, and can provide high service quality and transparency. Our deep understanding of China’s housing market and goodwill accumulated through our 23 years of operation have helped us gain trust from housing customers. In 2022, 2023 and 2024, we facilitated 3.8, 4.4 and 5.0 million housing transactions on our platform, respectively, and recorded a GTV of RMB2,609.6 billion, RMB3,142.9 billion and RMB3,349.4 billion (US$458.9 billion) in aggregate, respectively.

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

Our ability to attract and retain real estate brokerage stores and agents on our platform

The gross transaction value on our platform and our platform service fees are also affected by the number of real estate brokerage stores and agents on our platform and their activity level. Since the inception of our Beike platform, we have attracted real estate brokerage stores and agents to join our platform while maintaining high service quality. As of December 31, 2024, there were over 445,000 active agents and approximately 49,000 active stores, representing 2267 real estate brokerage brands, whereas there were over 397,000 active agents and approximately 42,000 active stores as of December 31, 2023, and over 349,000 active agents and over 37,400 active stores as of December 31, 2022.

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

Our ability to increase cooperation with real estate developers

The sales commissions earned from real estate developers for our new home transaction services contributed significantly to our net revenue. The GTV generated from new home transactions on our platform increased from RMB940.5 billion in 2022 to RMB1,003.0 billion in 2023, and decreased to RMB970.0 billion (US$132.9 billion) in 2024.

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

Our ability to monetize the activities on our platform

The rapid adoption of our Beike platform has proven the compatibility of our infrastructure in empowering brokerage stores and agents. As of December 31, 2024, there were over 445,000 active agents and approximately 49,000 active brokerage stores on our platform, facilitating approximately 5.0 million housing transactions in 2024. As our platform grows, we expect its network effect to improve matching and capture more transactions, which in turn will generate greater opportunities for revenue growth, including commission fee, platform service fee, and franchise fee. We constantly improve our services and better empower real estate agents on our platform so that they can transact more efficiently. We believe the improved transaction efficiency of agents on our platform has in turn increased their stickiness to our service offerings, and potentially increases their income and results in higher service fees to us as a portion of their income.

Our ability to expand service offerings on our platform

Our platform brings us close to a variety of participants in China’s housing transactions and services industry. In addition to housing customers, brokerage agents and real estate developers, additional industry participants are drawn to our platform and actively transact and engage with each other. We see great monetization potential by increasing our value proposition to customers and expanding our service offerings in the vast residential industry. We have built up our home renovation and furnishing services, which aim to provide a one-stop solution. According to customer needs and preferences, we provide professional services including home design, construction, customized furniture and soft furnishings delivery, as well as post-sales support, to create an ideal and comfortable living space for our customers. We also developed home rental services, primarily to provide rental property management services to landlords and a full-range of rental services to tenants.

We have been expanding our offerings into other housing-related areas, including Beihaojia. We believe these efforts will help diversify our revenue mix.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to control our operating costs and expenses. We expect our costs and expenses to continue to increase as we grow our business into various housing services such as home renovation and furnishing and attract more industry participants. Our cost of revenues consists primarily of compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels, as well as cost related to our Lianjia stores. For our operating expenses, we incurred share-based compensation expenses to attract and retain talents required for our platform business. Excluding share-based compensation expenses, our operating expenses as a percentage of revenue decreased from 20.7% in 2022 to 18.3% in 2023, and further decreased to 18.2% in 2024.

We believe our massive scale, coupled with the network effect of our platform, will allow us to improve our operational efficiency over time.

Key Components of Results of Operations

Segment information

In view of the increased scale and business importance of our home rental services, with reported revenues exceeding the quantitative threshold for a reportable segment, effective from the first quarter of 2024, we split out the home rental services into a separate segment, apart from the emerging and other services segment. We have also aligned our internal financial and segment reporting to reflect this change. The amounts for prior periods have been recast to conform to the new reporting structure.

Net revenues

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Existing home transaction services	24,123,703	39.8	27,954,135	35.9	28,201,003	3,863,522	30.2
New home transaction services	28,650,374	47.2	30,575,778	39.3	33,653,403	4,610,497	36.0
Home renovation and furnishing	5,046,627	8.3	10,850,497	14.0	14,768,947	2,023,337	15.8
Home rental services	1,515,442	2.5	6,099,747	7.8	14,334,479	1,963,816	15.3
Emerging and other services	1,332,633	2.2	2,296,775	3.0	2,499,666	342,453	2.7
Total net revenues	60,668,779	100.0	77,776,932	100.0	93,457,498	12,803,625	100.0

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

Home renovation and furnishing services. We generate revenue by providing renovation and furnishing services to customers.

Home rental services. We generate revenue from home rental services by providing rental property management and operation services as well as other rental-related services, including monetization of platform traffic and online management services.

Emerging and other services. We generate revenue from a variety of other housing related services, including financial services and other newly developed businesses.

Cost of revenues

Our cost of revenues consists primarily of compensation to our internal agents and sales professionals and split commissions to connected agents and other sales channels, cost of home renovation and furnishing, cost of home rental and cost related to Lianjia stores.

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

Cost of home renovation and furnishing mainly includes material costs related to home renovation and furnishing and compensation to renovation workers who are mostly contractors.

Cost of home rental mainly includes property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

Cost related to stores mainly includes rent, decoration, and utility bills for real estate brokerage stores under our Lianjia brand and signing-to-closing support facilities.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Commission — split	18,741,593	30.9	20,419,577	26.3	22,766,957	3,119,060	24.4
Commission and compensation — internal	17,853,694	29.4	17,015,927	21.9	18,903,786	2,589,808	20.2
Cost of home renovation and furnishing	3,562,068	5.9	7,705,325	9.9	10,229,696	1,401,463	10.9
Cost of home rental services	1,758,039	2.9	6,163,044	7.9	13,619,506	1,865,865	14.6
Cost related to stores	3,346,436	5.5	2,872,093	3.7	2,854,988	391,132	3.1
Others	1,626,202	2.7	1,882,952	2.4	2,138,510	292,973	2.3
Total cost of revenues	46,888,032	77.3	56,058,918	72.1	70,513,443	9,660,301	75.4

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of goodwill, intangible assets and other long-lived assets. The following table breaks down our total operating expenses by categories, both in absolute amount and as a percentage of total net revenues, for the periods presented:

	For the Year Ended December 31,
	2022		2023		2024
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Sales and marketing expenses	4,573,382	7.5	6,654,178	8.6	7,783,341	1,066,313	8.3
General and administrative expenses	7,346,665	12.1	8,236,569	10.6	8,960,747	1,227,617	9.6
Research and development expenses	2,545,549	4.2	1,936,780	2.5	2,283,424	312,828	2.4
Impairment of goodwill, intangible assets and other long-lived assets	148,057	0.2	93,417	0.1	151,576	20,766	0.2
Total operating expenses	14,613,653	24.0	16,920,944	21.8	19,179,088	2,627,524	20.5

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

Research and development expenses. Our research and development expenses mainly consist of (i) payroll and related expenses for the personnel engaged in research and development activities, (ii) depreciation and amortization of our technology infrastructure, and (iii) service fees related to research and development activities. We expect that our research and development expenses will increase in absolute amounts, as we continue to build our technology infrastructure and improve our digitalization capabilities.

Impairment of goodwill, intangible assets and other long-lived assets.

We performed goodwill impairment assessments for all our reporting units as of December 31, 2024, and weighed the qualitative relevant factors and quantitative assessment results in totality. RMB98.2 million goodwill impairment loss was recorded, including RMB68.9 million related to reporting units within the existing home transaction services segment and RMB29.3 million related to reporting units within the new home transaction services segment.

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

Contribution and Contribution Margin

Our Chief Operating Decision Maker, or CODM, reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. We define contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs including direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs including material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services, variable costs including property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	24,123,703	27,954,135	28,201,003	3,863,522
Less: Commission and compensation	(14,510,838)	(14,762,910)	(16,016,079)	(2,194,194)
Contribution	9,612,865	13,191,225	12,184,924	1,669,328
New home transaction services
Net revenues	28,650,374	30,575,778	33,653,403	4,610,497
Less: Commission and compensation	(21,886,020)	(22,455,253)	(25,304,481)	(3,466,700)
Contribution	6,764,354	8,120,525	8,348,922	1,143,797
Home renovation and furnishing
Net revenues	5,046,627	10,850,497	14,768,947	2,023,337
Less: Material costs, commission and compensation	(3,562,068)	(7,705,325)	(10,229,696)	(1,401,463)
Contribution	1,484,559	3,145,172	4,539,251	621,874
Home rental services
Net revenues	1,515,442	6,099,747	14,334,479	1,963,816
Less: Property leasing costs, commission and compensation	(1,758,039)	(6,163,044)	(13,619,506)	(1,865,865)
(Deficit)/Contribution	(242,597)	(63,297)	714,973	97,951
Emerging and other services
Net revenues	1,332,633	2,296,775	2,499,666	342,453
Less: Commission and compensation	(198,429)	(217,341)	(350,183)	(47,974)
Contribution	1,134,204	2,079,434	2,149,483	294,479

We also review contribution margin to measure segment profitability. The table below sets forth the contribution margin for each of our business lines for the periods indicated.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	9,612,865	13,191,225	12,184,924	1,669,328
Contribution margin (existing home transaction services)	39.8%	47.2%	43.2%	43.2%
Contribution (new home transaction services)	6,764,354	8,120,525	8,348,922	1,143,797
Contribution margin (new home transaction services)	23.6%	26.6%	24.8%	24.8%
Contribution (home renovation and furnishing)	1,484,559	3,145,172	4,539,251	621,874
Contribution margin (home renovation and furnishing)	29.4%	29.0%	30.7%	30.7%
(Deficit)/Contribution (home rental services)	(242,597)	(63,297)	714,973	97,951
Contribution margin (home rental services)	(16.0)%	(1.0)%	5.0%	5.0%
Contribution (emerging and other services)	1,134,204	2,079,434	2,149,483	294,479
Contribution margin (emerging and other services)	85.1%	90.5%	86.0%	86.0%

Contribution margin demonstrates the margin that we generate after costs directly attributable to the respective revenue streams, including existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. Material costs are deducted from home renovation and furnishing. Property leasing costs are deducted from home rental services. The costs and expenses related to the platform infrastructure building and enhancement, including cost related to our Lianjia stores and the development cost of our technological platform, which are not directly attributable to the respective revenue streams, are not deducted from revenue when calculating contribution.

The contribution margin for existing home transaction services increased from 39.8% in 2022 to 47.2% in 2023, primarily attributable to the decreased fixed compensation costs for Lianjia agents, along with the increased net revenues from existing home transaction services. The contribution margin for existing home transaction services decreased from 47.2% in 2023 to 43.2% in 2024, primarily attributable to a higher fixed compensation costs for Lianjia agents as percentage of net revenues from existing home transaction services, mainly driven by the increased number of Lianjia agents and improved benefits for them.

The contribution for new home transaction services increased from RMB6.8 billion in 2022 to RMB8.1 billion in 2023 and the contribution margin increased from 23.6% in 2022 to 26.6% in 2023, primarily attributable to increased net revenues from new home transaction services and decreased fixed compensation costs. The contribution for new home transaction services increased from RMB8.1 billion in 2023 to RMB8.3 billion (US$1.1 billion) in 2024, while the contribution margin decreased from 26.6% in 2023 to 24.8% in 2024, primarily attributable to a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels.

The contribution margin for home renovation and furnishing remained stable at 29.4% in 2022 and 29.0% in 2023, and increased to 30.7% in 2024, primarily attributable to refined operation management, optimized product packages and enhanced supply chain capabilities.

The contribution margin for home rental services changed from negative 1.0% in 2023 to 5.0% in 2024, primarily attributable to enhanced operational efficiency and optimized product model, which optimized initial lease success and lease renewals rates, and reduced vacancy rates. The contribution margin for home rental services was negative 16.0% in 2022. Leveraging our industry know-hows and close connection with platform participants, we have also tapped into adjacent market opportunities. These emerging and other services can efficiently utilize our infrastructure in place, and some of them require relatively less variable and direct costs to deliver. The contribution margin for our emerging and other services increased from 85.1% in 2022 to 90.5% in 2023 and decreased to 86.0% in 2024.

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

PRC

Generally, our PRC subsidiaries, consolidated variable interest entities and their subsidiaries, which are considered PRC resident enterprises under PRC tax law, are subject to enterprise income tax on their worldwide taxable income as determined under PRC tax laws and accounting standards at a rate of 25%. A “high and new technology enterprise,” which is reassessed every three years, is entitled to favorable income tax rate of 15%. Certain of our PRC subsidiaries are currently enjoying favorable tax rates as high and new technology enterprises.

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

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	24,123,703	27,954,135	28,201,003	3,863,522
New home transaction services	28,650,374	30,575,778	33,653,403	4,610,497
Home renovation and furnishing	5,046,627	10,850,497	14,768,947	2,023,337
Home rental services	1,515,442	6,099,747	14,334,479	1,963,816
Emerging and other services	1,332,633	2,296,775	2,499,666	342,453
Total net revenues	60,668,779	77,776,932	93,457,498	12,803,625
Cost of revenues:
Commission — split	(18,741,593)	(20,419,577)	(22,766,957)	(3,119,060)
Commission and compensation — internal	(17,853,694)	(17,015,927)	(18,903,786)	(2,589,808)
Cost of home renovation and furnishing	(3,562,068)	(7,705,325)	(10,229,696)	(1,401,463)
Cost of home rental services	(1,758,039)	(6,163,044)	(13,619,506)	(1,865,865)
Cost related to stores	(3,346,436)	(2,872,093)	(2,854,988)	(391,132)
Others(1)	(1,626,202)	(1,882,952)	(2,138,510)	(292,973)
Total cost of revenues	(46,888,032)	(56,058,918)	(70,513,443)	(9,660,301)
Gross profit	13,780,747	21,718,014	22,944,055	3,143,324
Sales and marketing expenses(1)	(4,573,382)	(6,654,178)	(7,783,341)	(1,066,313)
General and administrative expenses(1)	(7,346,665)	(8,236,569)	(8,960,747)	(1,227,617)
Research and development expenses(1)	(2,545,549)	(1,936,780)	(2,283,424)	(312,828)
Others	977,139	2,993,508	2,953,526	404,631
Income before income tax expense	292,290	7,883,995	6,870,069	941,197
Income tax expense	(1,689,574)	(1,994,391)	(2,791,889)	(382,487)
Net income (loss)	(1,397,284)	5,889,604	4,078,180	558,710
Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
— Basic	3,569,179,079	3,521,379,938	3,409,772,592	3,409,772,592
— Diluted	3,569,179,079	3,611,653,020	3,537,408,029	3,537,408,029
Net income (loss) per share attributable to ordinary shareholders
— Basic	(0.39)	1.67	1.19	0.16
— Diluted	(0.39)	1.63	1.15	0.16

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	356,844	502,523	521,293	71,417
Sales and marketing expenses	121,396	180,465	197,320	27,033
General and administrative expenses	1,659,755	2,345,895	1,821,817	249,588
Research and development expenses	287,254	186,666	185,645	25,433
Total	2,425,249	3,215,549	2,726,075	373,471

Year ended December 31, 2024 Compared to Year ended December 31, 2023

Net revenues

Our net revenues increased by 20.2% to RMB93.5 billion (US$12.8 billion) in 2024 from RMB77.8 billion in 2023, primarily attributable to the increase of net revenues from new home transaction services and the expansion of home renovation and furnishing and home rental business. Total GTV increased by 6.6% to RMB3,349.4 billion (US$458.9 billion) in 2024 from RMB3,142.9 billion in 2023, primarily attributable to our proactive growth strategy and enhanced capabilities in market coverage.

Existing home transaction services. Our net revenues from existing home transaction services were RMB28.2 billion (US$3.9 billion) in 2024, relatively flat compared with RMB28.0 billion in 2023. GTV of existing home transactions increased by 10.8% to RMB2,246.5 billion (US$307.8 billion) in 2024 from RMB2,028.0 billion in 2023.

Commission revenue increased by 1.0% to RMB23.1 billion (US$3.2 billion) in 2024, from RMB22.9 billion in 2023, primarily because the GTV of existing home transactions served by Lianjia stores increased by 8.4% to RMB918.5 billion (US$125.8 billion) in 2024 from RMB847.6 billion in 2023, mainly offset by a lower commission rate of existing home transaction services charged by Lianjia stores in Beijing.

Additionally, revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on our platform, were RMB5.1 billion (US$0.7 billion) in 2024, relatively flat compared with RMB5.1 billion in 2023, while the GTV of existing home transactions served by connected agents on our platform increased by 12.5% to RMB1,328.0 billion (US$181.9 billion) in 2024 from RMB1,180.4 billion in 2023. The increase was mainly offset by the decrease in revenues from certain value-added services which were not directly driven by GTV of existing home transactions served by connected agents.

New home transaction services. Our net revenues from new home transaction services increased by 10.1% to RMB33.7 billion (US$4.6 billion) in 2024 from RMB30.6 billion in 2023, primarily due to the improved monetization capability, which was partially offset by the decrease of GTV of new home transactions of 3.3% to RMB970.0 billion (US$132.9 billion) in 2024 from RMB1,003.0 billion in 2023. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 3.1% to RMB784.4 billion (US$107.5 billion) in 2024 from RMB809.9 billion in 2023, and the GTV of new home transactions served by Lianjia brand decreased by 3.9% to RMB185.6 billion (US$25.4 billion) in 2024 from RMB193.2 billion in 2023.

Home renovation and furnishing. Our net revenues from home renovation and furnishing increased by 36.1% to RMB14.8 billion (US$2.0 billion) in 2024 from RMB10.9 billion in 2023, primarily attributable to (i) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, (ii) a larger contribution from furniture and home furnishing sales in categories such as customized furniture, soft furnishings, and electrical appliances, and (iii) the shortened lead time driven by enhanced delivery capabilities.

Home rental services. Our net revenues from home rental services increased by 135.0% to RMB14.3 billion (US$2.0 billion) in 2024 from RMB6.1 billion in 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

Emerging and other services. Our net revenues from emerging and other services increased by 8.8% to RMB2.5 billion (US$0.3 billion) in 2024 from RMB2.3 billion in 2023, primarily attributable to the increase of net revenues from financial services.

Cost of revenues

Our cost of revenues increased by 25.8% to RMB70.5 billion (US$9.7 billion) in 2024 from RMB56.1 billion in 2023.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels increased by 11.5% to RMB22.8 billion (US$3.1 billion) in 2024 from RMB20.4 billion in 2023, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.
●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation increased by 11.1% to RMB18.9 billion (US$2.6 billion) in 2024 from RMB17.0 billion in 2023, primarily due to an increase in the net revenues from new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.

●	Cost of home renovation and furnishing. Our cost of home renovation and furnishing increased by 32.8% to RMB10.2 billion (US$1.4 billion) in 2024 from RMB7.7 billion in 2023, which was in line with the growth of net revenues from home renovation and furnishing.
●	Cost of home rental services. Our cost of home rental services increased by 121.0% to RMB13.6 billion (US$1.9 billion) in 2024 from RMB6.2 billion in 2023, primarily attributable to the growth of net revenues from home rental services.
●	Cost related to stores. Our cost related to stores was RMB2.9 billion (US$0.4 billion) in 2024, relatively flat compared with RMB2.9 billion in 2023.
●	Other costs. Our other costs increased by 13.6% to RMB2.1 billion (US$0.3 billion) in 2024 from RMB1.9 billion in 2023, mainly due to the increased tax and surcharges in line with the increased net revenues and an increase in provision and funding costs of financial services.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 17.0% to RMB7.8 billion (US$1.1 billion) in 2024 from RMB6.7 billion in 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business.

General and administrative expenses. Our general and administrative expenses increased by 8.8% to RMB9.0 billion (US$1.2 billion) in 2024 from RMB8.2 billion in 2023, mainly due to the increase in personnel costs.

Research and development expenses. Our research and development expenses increased by 17.9% to RMB2.3 billion (US$0.3 billion) in 2024 from RMB1.9 billion in 2023, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB151.6 million (US$20.8 million) in 2024, compared to RMB93.4 million in 2023, primarily attributable to the impairment of goodwill triggered by the market fluctuation and its impact on our operations.

Income tax expense

We recorded an income tax expense of RMB2,791.9 million (US$382.5 million) in 2024, compared to RMB1,994.4 million in 2023.

Net income

As a result of the foregoing, we recorded a net income of RMB4,078.2 million (US$558.7 million) in 2024, compared to RMB5,889.6 million in 2023.

Year ended December 31, 2023 Compared to Year ended December 31, 2022

Net revenues

Our net revenues increased by 28.2% to RMB77.8 billion in 2023 from RMB60.7 billion in 2022, primarily attributable to a 20.4% increase of total GTV to RMB3,142.9 billion in 2023 from RMB2,609.6 billion in 2022. This was driven by (i) the recovery of the existing home transaction market due to supportive polices and the release of pent-up demand especially in the first half of 2023, (ii) a more active existing home market performance especially in second and lower tier cities, (iii) our proactive and strategic expansion that helped us deepen our market penetration and enhance our sales-through, and (iv) the expansion of our home renovation and furnishing business and home rental services business.

Existing home transaction services. Our net revenues from existing home transaction services increased by 15.9% to RMB28.0 billion in 2023 from RMB24.1 billion in 2022, primarily attributable to a 28.6% increase of the GTV of existing home transactions to RMB2,028.0 billion in 2023 from RMB1,576.5 billion in 2022. The higher growth rate of the GTV of existing home transaction services as compared to that of net revenues was primarily attributable to a higher contribution from the GTV of existing home transaction services served by connected agents on our platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Commission revenue increased by 10.8% to RMB22.9 billion in 2023 from RMB20.6 billion in 2022, primarily due to a 13.6% increase in GTV of existing home transactions served by Lianjia stores to RMB847.6 billion in 2023 from RMB746.4 billion in 2022.

Additionally, the revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected agents on our platform, increased by 45.8% to RMB5.1 billion in 2023 from RMB3.5 billion in 2022, mainly due to a 42.2% increase of GTV of existing home transactions served by connected agents on our platform to RMB1,180.4 billion in 2023 from RMB830.1 billion in 2022.

New home transaction services. Our net revenues from new home transaction services increased by 6.7% to RMB30.6 billion in 2023 from RMB28.7 billion in 2022, primarily due to a 6.7% increase of GTV of new home transactions to RMB1,003.0 billion in 2023 from RMB940.5 billion in 2022. In particular, the GTV of new home transactions served by Lianjia brand increased by 13.7% to RMB193.2 billion in 2023 from RMB170.0 billion in 2022, while the GTV of new home transactions completed on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels increased by 5.1% to RMB809.9 billion in 2023 from RMB770.5 billion in 2022.

Home renovation and furnishing. Our net revenues from home renovation and furnishing increased by 115.0% to RMB10.9 billion in 2023 from RMB5.0 billion in 2022, primarily attributable to (i) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, (ii) higher contribution from furniture and home furnishing sales (including customized furniture, soft furnishings, and electrical appliances), and (iii) enhanced delivery capabilities.

Home rental services. We recorded net revenues from home rental services of RMB6.1 billion in 2023, as compared to RMB1.5 billion in 2022, primarily attributable to the increase of net revenues from home rental services driven by the increase of the number of rental units under the Carefree Rent model.

Emerging and other services. Our net revenues from emerging and other services increased by 72.3% to RMB2.3 billion in 2023 from RMB1.3 billion in 2022, primarily attributable to the increase of net revenues from financial services, advertising and technical services.

Cost of revenues

Our cost of revenues increased by 19.6% from RMB46.9 billion in 2022 to RMB56.1 billion in 2023.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels increased from RMB18.7 billion in 2022 to RMB20.4 billion in 2023, primarily due to the increase in GTV of new home transactions completed through connected agents and other sales channels in 2023.
●	Commission and compensation — internal. Our cost of revenues for internal commissions and compensation remained relatively stable at RMB17.0 billion in 2023, as compared to RMB17.9 billion in 2022, primarily attributable to an increased variable commission costs driven by the increased GTV of existing home transactions and new home transactions completed through Lianjia agents, offset by the decreased fixed compensation costs.
●	Cost of home renovation and furnishing. Our cost of home renovation and furnishing increased by 116.3% to RMB7.7 billion in 2023 from RMB3.6 billion in 2022, primarily attributable to the growth of net revenues from home renovation and furnishing in 2023 with a relatively flat contribution margin as compared to 2022.
●	Cost of home rental services. We recorded cost of home rental services of RMB6.2 billion in 2023, as compared to RMB1.8 billion in 2022, mainly due to the increase in property leasing costs of home rental services.

●	Cost related to stores. Our cost related to stores decreased by 14.2% to RMB2.9 billion in 2023 from RMB3.3 billion in 2022, mainly due to the decrease in the number of Lianjia stores.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 45.5% to RMB6.7 billion in 2023 from RMB4.6 billion in 2022, mainly due to the increase in sales and marketing expenses for home renovation and furnishing, which is in line with the growth of net revenues from home renovation and furnishing.

General and administrative expenses. Our general and administrative expenses increased by 12.1% to RMB8.2 billion in 2023 from RMB7.3 billion in 2022, mainly due to the increase of provision for credit loss and share-based compensation, partially offset by the decrease in personnel costs.

Research and development expenses. Our research and development expenses decreased by 23.9% to RMB1.9 billion in 2023 from RMB2.5 billion in 2022, mainly due to the decreases in personnel costs and share-based compensation as a result of decreased headcount in research and development personnel.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB93.4 million in 2023, compared to RMB148.1 million in 2022, primarily attributable to the impairment of goodwill triggered by the market downturn and its impact on our operations from the second half of 2022 to 2023.

Income tax expense

We recorded an income tax expense of RMB1,994.4 million in 2023, compared to an income tax expense of RMB1,689.6 million in 2022.

Net income (loss)

As a result of the foregoing, we recorded a net income of RMB5,889.6 million in 2023, as compared to a net loss of RMB1,397.3 million in 2022.

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

The total amount decreased from RMB61.1 billion as of December 31, 2022 to RMB60.1 billion as of December 31, 2023, which was mainly attributable to an increase in long-term time deposits which were recorded in long-term investments and payment for the consideration of share repurchase, part of which were provided by the cash from operating activities in 2023. The total amount increased from RMB60.1 billion as of December 31, 2023 to RMB61.6 billion (US$8.4 billion) as of December 31, 2024, which was mainly attributable to the cash from operating activities in 2024, partially offset by the cash used in investing activities.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses decreased from RMB4.2 billion as of December 31, 2022 to RMB3.2 billion as of December 31, 2023 and increased to RMB5.5 billion (US$0.8 billion) as of December 31, 2024, primarily due to the growth of net revenues from new home transaction services.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risk in collecting our accounts receivable and deposits from real estate developers” for more details. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as the “commission in advance” model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB33.5 billion in 2023 and RMB33.4 billion (US$4.6 billion) in 2024, compared to the net revenue from new home transaction services of RMB30.6 billion in 2023 and RMB33.7 billion (US$4.6 billion) in 2024. We managed to reduce our accounts receivable turnover days for new home transaction services from 105 days in 2022 to 55 days in 2023 and further to 52 days in 2024 in spite of the market downturn for new home transactions. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2022, 6 days in 2023 and 7 days in 2024. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,687 million, RMB1,067 million and RMB858 million (US$117 million) as of December 31, 2022, 2023 and 2024, respectively. The decrease in 2023 was primarily due to the amortization of the business cooperation agreement and intangible assets in connection to Shengdu acquisition. The decrease in 2024 was primarily due to the expiration of the business cooperation agreement.

Long-term investments, net

Our long-term investments amounted to RMB17.9 billion, RMB23.6 billion and RMB23.8 million (US$3.3 billion) as of December 31, 2022, 2023 and 2024, respectively. The increase from December 31, 2022 to December 31, 2023 was mainly due to the increase in long-term time deposits. The increase in 2024 was mainly due to an increase in wealth management products.

Goodwill

Our goodwill was RMB4,934 million, RMB4,857 million and RMB4,777 million (US$655 million) as of December 31, 2022, 2023 and 2024, respectively. The decrease in 2023 was primarily due to the impairment of the goodwill related to reporting units within the existing home transaction services business and the new home transaction services business in certain cities as a result of changes in local market conditions. The decrease in 2024 was primarily due to the impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Current:
Prepaid rental and other deposits	1,625,026	1,552,279	212,661
Inventories of properties(1)	—	1,090,661	149,420
Other inventories	304,208	519,215	71,132
Advances to suppliers	574,170	692,542	94,878
VAT-input deductible	707,416	637,686	87,363
Capitalized costs of obtaining contracts and prepaid initial direct costs(2)	338,811	551,461	75,550
Deposits paid to real estate developers(3)	222,604	196,241	26,885
Investment guarantee deposit(4)	—	153,577	21,040
Deposit paid for acquisition of land used for properties development(5)	—	122,430	16,773
Prepaid income tax	177,560	64,163	8,790
Staff advances	65,253	59,762	8,187
Receivable related to employees’ exercise of share-based awards	88,739	44,521	6,099
Interests receivable	14,664	15,263	2,091
Receivables from escrow account	6,676	9,992	1,369
Others	541,849	542,907	74,377
Total	4,666,976	6,252,700	856,615
Non-current:
Deferred tax asset	1,113,692	1,005,127	137,702
VAT-input deductible	192,991	194,818	26,690
Prepayment for land use right(6)	154,575	—	—
Others	11,783	22,332	3,059
Total	1,473,041	1,222,277	167,451

Notes:

(1)	Inventories of properties represent development expenditures incurred related to the property under development in Chengdu under the Beihaojia business.
(2)	For the years ended December 31, 2023 and 2024, RMB587.2 million and RMB876.2 million are amortized respectively.
(3)	Deposits paid to real estate developers refer to the earnest deposits we paid to developers for new home transaction service contracts.
(4)	Investment guarantee deposit represents deposit paid in accordance with an equity investment agreement.
(5)	Deposit paid for acquisition of land used for properties development represents the deposit paid for acquisition of the residential land parcel in Shanghai under the Beihaojia business.
(6)	We entered into a 40 years land use right purchase agreement in October 2023 at a total consideration of RMB309.2 million. Pursuant to the agreement, RMB154.6 million has been paid off as of December 31, 2023 and the rest RMB154.6 million was paid off in January 2024. The land use right purchased related to a parcel of land located in Hangzhou, which was acquired for our home renovation and furnishing business. We obtained the land use right certification in July 2024.

Deposits paid to real estate developers represent the earnest deposits we pay to developers for new home sales, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide marketing services, and will only agree to make earnest deposits for those we are confident in meeting our sales commitment. Inventories of properties represent the cost incurred for properties development in Chengdu under the Beihaojia business.

Accounts payable

Our accounts payable increased from RMB5,843 million as of December 31, 2022 to RMB6,329 million as of December 31, 2023, and further increased to RMB9,493 million (US$1,300 million) as of December 31, 2024, which was in line with the revenues from new home transaction services and home renovation and furnishing.

Short-term borrowings

As of December 31, 2022 2023 and 2024, our short-term borrowings were RMB619 million, RMB290 million and RMB288 million (US$39 million), respectively. The total balance of short-term loans as of December 31, 2023 mainly included two bank loans, starting from September and December 2023, with fixed loan interest rates of 3.35% and 3.30%, respectively. The total balance of short-term loans as of December 31, 2024 mainly includes two bank loans in January 2024 with fixed loan interest rates of 3.00%, as well as two bank loans in May and June 2024 with fixed loan interest rates of 2.83%.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by operating activities(1)	8,518,843	11,414,244	9,447,137	1,294,255
Net cash used in investing activities	(8,472,355)	(3,977,440)	(9,378,025)	(1,284,784)
Net cash used in financing activities(1)	(1,213,082)	(7,218,210)	(5,794,635)	(793,862)
Effect of exchange rate change on cash, cash equivalents and restricted cash	28,644	44,608	169,476	23,216
Net increase (decrease) in cash, cash equivalents and restricted cash	(1,137,950)	263,202	(5,556,047)	(761,175)
Cash, cash equivalents and restricted cash at the beginning of the year	26,732,209	25,594,259	25,857,461	3,542,458
Cash, cash equivalents and restricted cash at the end of the year	25,594,259	25,857,461	20,301,414	2,781,283

Note:

(1)

During the fourth quarter of 2024, our group elected to change the presentation of certain cash flows on our consolidated statements of cash flows, specifically the changes associated with customer deposits payable and payable related to escrow accounts services from operating activities to financing activities. The comparative amounts for the prior periods have been adjusted to conform to the presentation for the current period. This change had the impact of increasing cash flow provided by operating activities by RMB58.1 million and RMB256.6 million, for the years ended December 31, 2022 and 2023, respectively, and a corresponding offset in cash used in financing activities.

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2022, 2023 and 2024, our cash, cash equivalents, restricted cash and short-term investments were RMB61.1 billion, RMB60.1 billion and RMB61.6 billion (US$8.4 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

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

Operating activities

Net cash generated from operating activities in 2024 was RMB9.4 billion (US$1.3 billion). The difference between net cash generated from operating activities and net income of RMB4,078 million (US$559 million) in 2024 was the result of adding back RMB3,681 million (US$504 million) for adjustments of non-cash items, adding back RMB16 million (US$2 million) for dividend received from equity method investments and removing RMB253 million (US$35 million) of investment and interest income, which are by nature investing activities, and adding RMB1,925 million (US$264 million) released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,726 million (US$373 million) in share-based compensation expenses, RMB744 million (US$102 million) in depreciation expenses, RMB269 million (US$37 million) in amortization of intangible assets, and RMB313 million (US$43 million) in fair value changes in investment.

The additional cash released from working capital was the result of a RMB4,674 million (US$640 million) increase in lease liabilities, a RMB2,457 million (US$337 million) increase in accounts payable, a RMB1,387 million (US$190 million) increase in contract liabilities and deferred revenue, and a RMB1,093 million (US$150 million) increase in accrued expenses and other current liabilities, partially offset by a RMB5,599 million (US$767 million) increase in right-of-use assets, a RMB2,410 million (US$330 million) increase in accounts receivable and contract assets, and a RMB270 million (US$37 million) increase in prepayments, receivables and other assets.

Net cash generated from operating activities in 2023 was RMB11.4 billion. The difference between net cash generated from operating activities and net income of RMB5,890 million in 2023 was the result of adding back RMB4,848 million for adjustments of non-cash items, adding back RMB15 million for dividend received from equity method investments and removing RMB1,413 million of investment and interest income, which are by nature investing activities, and adding RMB2,075 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB3,216 million in share-based compensation expenses, RMB775 million in depreciation expenses, RMB29 million in impairment loss for equity investments accounted for using measurement alternative, RMB627 million in amortization of intangible assets, and RMB78 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB835 million decrease in accounts receivable and contract assets, a RMB6,123 million increase in lease liabilities, a RMB1,405 million increase in contract liabilities, and a RMB1,548 million increase in accrued expenses and other current liabilities, partially offset by a RMB6,334 million increase in right-of-use assets, a RMB883 million increase in prepayments, receivables and other assets, and a RMB1,220 million decrease in employee compensation and welfare payable.

Net cash generated from operating activities in 2022 was RMB8,519 million. The difference between net cash generated from operating activities and net loss of RMB1,397 million in 2022 was the result of adding back RMB5,562 million for adjustments of non-cash items, adding back RMB27 million for dividend received from equity method investments and removing RMB767 million of investment and interest income, which are by nature investing activities, and adding RMB5,094 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,425 million in share-based compensation expenses, RMB918 million in depreciation expenses, RMB592 million in impairment loss for equity investments accounted for using measurement alternative, RMB584 million in amortization of intangible assets, and RMB512 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB5,161 million decrease in accounts receivable and contract assets, a RMB4,074 million increase in lease liabilities, and a RMB921 million increase in contract liabilities, partially offset by a RMB3,509 million increase in right-of-use assets, a RMB958 million decrease in employee compensation and welfare payable, and a RMB866 million decrease in accounts payable.

Investing activities

Net cash used in investing activities in 2024 was RMB9.4 billion (US$1.3 billion), consisting primarily of (i) RMB58.1 billion (US$8.0 billion) of financing receivables originated, offset by RMB56.6 billion (US$7.8 billion) of financing receivables principal collected, (ii) RMB33.3 billion (US$4.6 billion) of used to purchase other short-term investments, offset by RMB42.6 billion (US$5.8 billion) maturities of other short-term investments, and (iii) RMB24.0 billion (US$3.3 billion) used to purchase time deposits and held-to-maturity debt investments, offset by RMB12.1 billion (US$1.7 billion) of maturities of time deposits and held-to-maturity debt investments.

Net cash used in investing activities in 2023 was RMB4.0 billion, consisting primarily of (i) RMB38.9 billion used to purchase other short-term investments, offset by RMB41.5 billion maturities of other short-term investments, (ii) RMB27.8 billion of financing receivables originated, offset by RMB27.1 billion of financing receivables principal collected, (iii) RMB1.2 billion of purchases of other long-term investments, and (iv) RMB14.5 billion used to purchase time deposits and held-to-maturity debt investments, offset by RMB8.9 billion of maturities of time deposits and held-to-maturity debt investments and RMB1.4 billion of sales of available-for-sale debt investments.

Net cash used in investing activities in 2022 was RMB8.5 billion, consisting primarily of (i) RMB34.7 billion used to purchase other short-term investments, offset by RMB36.5 billion maturities of other short-term investments, (ii) RMB11.5 billion of financing receivables originated, offset by RMB11.6 billion of financing receivables principal collected, (iii) RMB23.8 billion used to purchase time deposits and held-to-maturity debt investments, partially offset by RMB15.8 billion of maturities of time deposits and held-to-maturity debt investments, (iv) RMB3.1 billion used to cash paid for business combination, net of cash acquired, and (v) RMB1.2 billion of purchases of available-for-sale debt investments, offset by RMB2.9 billion of sales of available-for-sale debt investments.

Financing activities

Net cash used in financing activities in 2024 was RMB5,795 million (US$794 million), consisting primarily of (i) RMB5,101 million (US$699 million) of repurchase of ordinary shares, (ii) RMB2,831 million (US$388 million) of dividend payment, and (iii) RMB608 million (US$83 million) of repayments of short-term borrowings, partially offset by a RMB2,140 million (US$293 million) increase in customer deposits payable and payable related to escrow accounts services.

Net cash used in financing activities in 2023 was RMB7,218 million, consisting primarily of (i) RMB5,151 million of repurchase of ordinary shares, (ii) RMB756 million of repayments of short-term borrowings, and (iii) RMB1,431 million of dividend payment, partially offset by RMB427 million of proceeds from short-term borrowings.

Net cash used in financing activities in 2022 was RMB1,213 million, consisting primarily of (i) RMB1,320 million of repurchase of ordinary shares, (ii) RMB400 million of repayments of short-term borrowings, and (iii) RMB328 million of repayments of funding debts, partially offset by RMB759 million of proceeds from short-term borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2024 and any subsequent period primarily include the cash needs in our business operations, capital expenditures, contractual obligations and investment commitment obligations. We intend to fund our material cash requirements with our cash balance and expected net cash inflows. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital Expenditures

Our capital expenditures were RMB793 million in 2022, RMB874 million in 2023 and RMB1,037 million (US$142 million) in 2024. In the years of 2022, 2023 and 2024, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Contractual Obligations

The following table sets forth our material contractual obligations as of December 31, 2024.

		Less than			More than
	Total	1 year	1 - 3 years	3 - 5 years	5 years

	(RMB in thousands)
Operating lease and other commitments	1,220,647	378,922	636,286	167,076	38,363
Lease liability obligations	22,981,967	13,860,129	7,062,050	1,361,944	697,844

As of December 31, 2024, our operating lease and other commitments included RMB946 million in operating lease commitments, RMB272 million in capital commitment, and RMB3 million in obligation to purchase services.

Except for commitments as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2024.

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

Holding Company Structure

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, KE Holdings Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operation, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. The VIEs collectively held 34.2% of our cash, cash equivalents and restricted cash and 10.9% of our total assets as of December 31, 2024. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 0.8%, 0.8% and 0.8% of our total net revenues for the fiscal years 2022, 2023 and 2024, respectively. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a holding company incorporated in the Cayman Islands.

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such home transaction services, home rental services and certain home-related emerging and other services. Net revenues, excluding inter-group transactions, contributed by the VIEs accounted for 0.8% in 2022, 0.8% in 2023 and 0.8% in 2024, respectively.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We consider one of the most significant judgements involved in estimating the allowance for credit losses relates to segmentation of accounts receivable from new home transactions. A series of credit risk characteristics are incorporated during the segmentation process, which includes credit risk characteristics such as market capitalization, existing financing arrangement, default events in the public market, liquidity of the customer, and public credit ratings. Due to the uncertainty and potential volatility of these characteristics, segmentation result may vary, which could materially affect our financial condition and results of operations.

Recognizing that segmentation of accounts receivable from new home transactions and forecasts of macroeconomic conditions are inherently uncertain, we believe that our process to consider the available information and associated risks and uncertainties is appropriately governed and that our estimates of expected credit losses were reasonable and appropriate as of December 31, 2024.

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

As of December 31, 2024, our goodwill balance was RMB4.8 billion, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. We performed a quantitative impairment test on the goodwill associated with home renovation and furnishing reporting unit. We estimated the fair value of home renovation and furnishing reporting unit using an income approach based on a discounted cash flow model. Significant estimates and assumptions used in the discounted cash flow model included management’s best estimate of forecast revenues used to calculate projected future cash flows and discount rate.

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

The following table sets out the key assumptions on which management had based its cash flow projections to undertake impairment testing of goodwill of home renovation and furnishing reporting unit:

As of December 31, 2024
Home renovation and furnishing reporting unit
Annual growth rate of revenue in the projected period	3.4%-18.4%
Post-tax discount rate	14.0%

The headroom for home renovation and furnishing reporting unit as of December 31, 2024, is as follows, and the fair value of this reporting unit would equal to its carrying amount if the key assumptions were to change as follows:

As of December 31, 2024
Home renovation and furnishing reporting unit
Headroom	66,502
Forecasted revenue	-1.4% for each forecasted year
Post-tax discount rate	+0.4%

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts to the projections used in the impairment tests for the reporting unit discussed above, including changes in customer behavior, decrease in delivery capability, and delays or difficulties in achieving our profitability goals, could cause the fair value of this reporting unit to fall below its carrying value and a noncash impairment charge would be required. Such a charge could have a material effect on the consolidated statements of comprehensive income (loss) and consolidated balance sheets.

Item 6.      Directors, Senior Management and Employees

A.	Directors and Senior Management

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
PENG Yongdong	45	Co-Founder, Chairman of the Board and Chief Executive Officer
SHAN Yigang	52	Co-Founder and Executive Director
XU Wangang	59	Vice Chairman and Executive Director
XU Tao	51	Executive Director and Chief Financial Officer
LI Zhaohui (Jeffrey)	49	Director
CHEN Xiaohong	55	Independent Director
ZHU Hansong	55	Independent Director
WU Jun	56	Independent Director

PENG Yongdong has served as our executive director since December 2018 and the chairman of the board of directors since May 2021, and he co-founded Beike with Mr. ZUO and Mr. SHAN. Mr. PENG has been the chief executive officer of Lianjia.com (Beijing) Technology Co., Ltd., which later changed its name to Beike Zhaofang (Beijing) Technology Co., Ltd., since April 2017. Mr. PENG successively served as the vice general manager and general manager of Beijing Lianjia from January 2010 to March 2025. Prior to that, Mr. PENG served as a senior consultant of strategy and revolution at IBM China Company Limited from July 2006 to January 2010. He acted as a senior manager at E-Power (Hangzhou) Co., Ltd. from August 2001 to March 2003. Mr. PENG received his bachelor’s degree in electrical engineering and automation from Zhejiang University in June 2001 and an IMBA degree from Tsinghua University in July 2006 (a joint program by Tsinghua University and Massachusetts Institute of Technology).

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

WU Jun has served as our independent director since March 2022 and was re-designated as an independent non-executive director with effect from May 2022. Mr. WU has been serving as the president of digital energy and intelligent computing group of iSoftStone Information Technology (Group) Co., Ltd. (SZSE: 301236) since April 2024. Mr. WU is the founder and has been serving as the chairman of the board of Beijing Radium Lab Technology Co., Ltd. since February 2018. He is a co-founder of Beijing Wisdon Technology Co., Ltd. where he joined in March 2017. He has also been serving as a non-independent director of Unilumin Group Co., Ltd. (SZSE: 300232) since May 2022. From August 2010 to May 2017, Mr. WU held various positions, including chief executive officer, chief financial officer and executive vice president, at AsiaInfo Holdings, LLC (formerly known as AsiaInfo-Linkage, Inc., a provider of telecommunication software solutions and services in China that was listed on the Nasdaq from 2000 to 2014). From February 2008 to August 2010, Mr. WU served as the chief financial officer of iSoftStone Information Technology (Group) Co., Ltd., a subsidiary of iSoftStone Holdings Limited, a China-based IT services provider that was listed on the NYSE from 2010 to 2014. Prior to that, Mr. WU served as a vice president in the finance department at Huawei Technologies Co., Ltd. from May 2006 to February 2008. From April 1997 to June 2005, Mr. WU worked for Lucent Technology (China) Co., Ltd. and held various positions, lastly as the chief financial officer in the Greater China area. From August 1995 to November 1996, he was an accountant at the Beijing Representative Office of SAP AG and subsequently at SAP (Beijing) Software System Co., Ltd. Prior to that, Mr. WU held certain financial management positions, including the management accountant, sales routine supervisor and logistics assistant manager, at Wall’s China Co., Ltd. from January 1991 to April 1995. Mr. WU graduated from the University of International Business and Economics with a diploma majoring in international accounting in July 1989 and he received an MBA degree from City University of Seattle in June 1999.

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2024, we paid an aggregate of RMB36.3 million (US$5.0 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of February 28, 2025, granted options to purchase an aggregate of 22,638,492 Class A ordinary shares remain outstanding under the 2018 Share Option Plan. No options were or will be granted after our Hong Kong Listing.

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

The following table summarizes, as of February 28, 2025, the restricted share units granted under the 2020 Share Incentive Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares
	Underlying Restricted Share
	Units Awarded	Date of Grant
CHEN Xiaohong	139,809	September 28, 2022, June 27, 2023, September 26, 2023, September 3, 2024
ZHU Hansong	59,919	September 28, 2022, June 27, 2023, September 26, 2023, September 3, 2024
WU Jun	43,638	March 29, 2023, September 26, 2023, March 26, 2024
Total	243,366

As of February 28, 2025, granted restricted share units to purchase an aggregate of 63,608,685 Class A ordinary shares remain outstanding under the 2020 Share Incentive Plan.

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

The following table summarizes, as of February 28, 2025, the restricted shares granted under the 2022 Share Incentive Plan to our directors and executive officers. No awards remain outstanding under the 2022 Share Incentive Plan. We did not and will not issue any awards pursuant to the 2022 Share Incentive Plan after the Hong Kong Listing.

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

D.Employees

We had a total of 98,540, 116,344 and 135,072 employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2024.

Number of
Function	Employees
Agents and supporting staff	108,609
Platform operations	6,314
Research and development	2,226
Business development, sales and marketing	6,758
Administration and management	11,165
Total	135,072

As of December 31, 2024, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2025 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 3,491,202,362 ordinary shares, being the sum of 3,347,159,886 Class A ordinary shares (excluding the 130,551,003 Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans) and 144,042,476 Class B ordinary shares issued and outstanding, as of February 28, 2025.

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

	Ordinary Shares Beneficially Owned
					%of
	Class A	Class B	Total Ordinary	% of	Aggregate
	Ordinary	Ordinary	Shares on an As	Beneficial	Voting
	Shares	Shares	Converted Basis	Ownership	Power **
Directors and Executive Officers*:
PENG Yongdong(1)	81,484,422	100,456,103	181,940,525	5.2%	22.7%
SHAN Yigang(2)	54,429,357	43,586,373	98,015,730	2.8%	10.2%
XU Wangang(3)	21,198,104	—	21,198,104	0.6%	0.4%
XU Tao(4)	4,300,000	—	4,300,000	0.1%	0.1%
LI Zhaohui (Jeffrey)	—	—	—	0.0%	0.0%
CHEN Xiaohong(5)	14,960,397	—	14,960,397	0.4%	0.3%
ZHU Hansong(6)	34,716	—	34,716	0.0%	0.0%
WU Jun(7)	37,155	—	37,155	0.0%	0.0%
All Directors and Executive Officers as a Group	176,444,151	144,042,476	320,486,627	9.2%	33.8%
Principal Shareholders:
Entities affiliated with Mrs. ZUO(8)	849,639,740	—	849,639,740	24.3%	17.7%
Baihui Partners L.P.(9)	849,601,280	—	849,601,280	24.3%	17.7%
Entities affiliated with Tencent(10)	335,155,343	—	335,155,343	9.6%	7.0%

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

(1)	Represents 100,456,103 Class B ordinary shares and 81,484,422 Class A ordinary shares held by Ever Orient International Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. PENG Yongdong. The registered address of Ever Orient International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 43,586,373 Class B ordinary shares and 54,429,357 Class A ordinary shares held by Clover Rich Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. SHAN Yigang. The registered address of Clover Rich Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents (i) 9,945,796 Class A ordinary shares held by Blossom South Limited, a company incorporated in the British Virgin Islands, (ii) 4,075,188 Class A ordinary shares held by Myriad Talent Investment Limited, a company incorporated in the British Virgin Islands, and (iii) 7,177,120 Class A ordinary shares held by GainWell Investment Corp, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Wangang. The registered address of Blossom South Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Myriad Talent Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of GainWell Investment Corp is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents (i) 163,708 Class A ordinary shares held by New Eminence International Limited, a company incorporated in the British Virgin Islands, (ii) 750,000 Class A ordinary shares held by Great Polaris Holdings Limited, a company incorporated in the British Virgin Islands, and (iii) 3,386,292 Class A ordinary shares held by Ideal Elect Limited, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Tao. The registered address of New Eminence International Limited is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Great Polaris Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Ideal Elect Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Represents (i) 14,844,735 Class A ordinary shares (including 9,000,000 Class A ordinary shares represented by ADSs) held by H Capital V, L.P., a limited partnership incorporated in the Cayman Islands and wholly owned by H Capital V GP, L.P (which is wholly owned by H Capital V GP, Ltd.), (ii) 104,697 Class A ordinary shares held by Ms. CHEN Xiaohong in the form of 34,899 ADSs, and (iii) 10,965 Class A ordinary shares that Ms. CHEN may acquire upon exercise of options within 60 days as of February 28, 2025. Ms. CHEN is a director of H Capital V GP, Ltd. and may be deemed as the beneficial owner of these shares. The registered address of H Capital V, L.P. is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.
(6)	Represents 34,716 Class A ordinary shares held by Mr. ZHU Hansong in the form of 11,572 ADSs.
(7)	Represents (i) 21,981 Class A ordinary shares held by Mr. WU Jun in the form of 7,327 ADSs and (ii) 15,174 Class A ordinary shares that Mr. WU may acquire upon vesting of restricted share units within 60 days as of February 28, 2025.

(8)	Represents (i) 38,460 Class A ordinary shares in the form of ADSs held by Oxygen Element Limited, a company incorporated in the British Virgin Islands and wholly owned by Mrs. ZUO, the spouse of Mr. ZUO Hui, and (ii) 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, a company incorporated in the British Virgin Islands. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands. Grain Bud Holding Limited is wholly owned by Z&Z Trust. Cantrust (Far East) Limited, a company incorporated in the British Virgin Islands, is acting as the trustee for Z&Z Trust. Mrs. ZUO controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited and Oxygen Element Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Grain Bud Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(9)	Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, which has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. Baihui Partners L.P. is a Cayman Islands exempted limited partnership whose principal business office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(10)	Represents (i) 245,499,801 Class A ordinary shares held by Tencent Mobility Limited, a company incorporated in Hong Kong; (ii) 49,169,495 Class A ordinary Shares held by Morespark Limited, a company incorporated in Hong Kong; (iii) 23,211,957 Class A ordinary shares held by TPP Fund II Holding B Limited; (iv) 13,157,895 Class A ordinary shares represented by 4,385,965 ADSs held by TPP Opportunity I Holding B Limited; (v) 3,600,000 Class A ordinary shares represented by 1,200,000 ADSs held by Sunshine Peak Holding Limited; and (vi) 516,195 Class A ordinary shares represented by 172,065 ADSs held by TPP Opportunity GP I, Ltd. These holders are beneficially owned and controlled by Tencent. The registered address of Tencent Mobility Limited and Morespark Limited is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

To our knowledge, as of February 28, 2025, a total of 1,889,674,629 Class A ordinary shares are held by one record holder in the United States, being The Bank of New York Mellon, the depositary of our ADS program (including the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans). None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

We have been advised by Harney Westwood & Riegels that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the Cayman Islands Grand Court will at common law enforce final and conclusive in personam judgments of state and/or federal courts of the United States of America, or the Foreign Court, of a debt or definite sum of money against the Company (other than a sum of money payable in respect of taxes or other charges of a like nature, a fine or other penalty (which may include a multiple damages judgment in an anti-trust action) or where enforcement would be contrary to public policy). The Grand Court of the Cayman Islands may also at common law enforce final and conclusive in personam judgments of the Foreign Court that are non-monetary against the Company, for example, declaratory judgments ruling upon the true legal owner of shares in a Cayman Islands company. The Grand Court will exercise its discretion in the enforcement of non-money judgments by having regard to the circumstances, such as considering whether the principles of comity apply. To be treated as final and conclusive, any relevant judgment must be regarded as res judicata by the Foreign Court. A debt claim on a foreign judgment must be brought within 6 years of the date of the judgment, and arrears of interest on a judgment debt cannot be recovered after six years from the date on which the interest was due. The Cayman Islands courts are unlikely to enforce a judgment obtained from the Foreign Court under civil liability provisions of U.S. federal securities law if such a judgment is found by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Such a determination has not yet been made by the Grand Court of the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere. A judgment entered in default of appearance by a defendant who has had notice of the Foreign Court’s intention to proceed may be final and conclusive notwithstanding that the Foreign Court has power to set aside its own judgment and despite the fact that it may be subject to an appeal the time-limit for which has not yet expired. The Grand Court may safeguard the defendant’s rights by granting a stay of execution pending any such appeal and may also grant interim injunctive relief as appropriate for the purpose of enforcement.

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

Our PRC legal counsel has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law and other applicable laws and regulations based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other written form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. As such, the PRC courts will review and determine the applicability of the reciprocity principle on a case-by-case basis and the length of the procedure is uncertain. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands. Under the PRC Civil Procedures Law, foreign shareholders may originate actions based on PRC law against a company in China for disputes if they can establish sufficient nexus to the PRC for a PRC court to have jurisdiction, and meet other procedural requirements. It will be, however, difficult for U.S. shareholders to originate actions against us in the PRC in accordance with PRC laws because we are incorporated under the laws of the Cayman Islands and it will be difficult for U.S. shareholders, by virtue only of holding the ADSs or ordinary shares, to establish a connection to the PRC for a PRC court to have jurisdiction as required under the PRC Civil Procedures Law. In addition to the aforesaid uncertainties, the foreign shareholders seeking the enforcement of a foreign judgment in the PRC courts could incur substantial legal and other costs that may be material to the shareholders. Shareholders could potentially spend a considerable amount of time and other resources to go through the recognition and enforcement procedure, which may be a significant burden for the shareholders, but with no assurance of ultimate success.

F.Disclosure of Registrant’s Action to Recover Erroneously Awarded Compensation

Not applicable.

Item 7.      Major Shareholders and Related Party Transactions

A.Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ziroom Inc.

We had related party transactions with Ziroom Inc., its subsidiaries and consolidated affiliated entities, or collectively Ziroom, a group that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Ziroom in the amount of RMB124 million, RMB126 million and RMB72 million (US$10 million) in 2022, 2023 and 2024, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Ziroom and online marketing services revenue for marketing services provided to Ziroom. We incurred costs related to services from Ziroom in the amount of RMB8.1 million, RMB10.7 million and RMB4.8 million (US$0.7 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, Ziroom had amounts due to us of RMB345 million, RMB350 million and RMB338 million (US$46 million), respectively, primarily including commission receivables. As of December 31, 2022, 2023 and 2024, we had amounts due to Ziroom of RMB34 million, RMB35 million and RMB28 million (US$4 million), respectively.

Transactions with Yuanjing Mingde

We had related party transactions with Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries, or collectively Yuanjing Mingde, a group that used to have a principal shareholder, Mrs. ZUO, and a director in common with us. Such director ceased to be a director of Yuanjing Mingde from July 18, 2024 and Mrs. ZUO ceased to be a principal shareholder of Yuanjing Mingde from November 25, 2024. As a result, Yuanjing Mingde was no longer a related party thereafter. Transactions between us and Yuanjing Mingde before November 25, 2024 are disclosed as related party transactions. We had revenues from Yuanjing Mingde in the amount of RMB5 million, RMB7 million and RMB2 million (US$0.3 million) in 2022, 2023 and 2024, respectively, including agency services revenue from facilitating sales, and leases or renovations of properties with Yuanjing Mingde. We incurred costs related to services and purchases from Yuanjing Mingde in the amount of RMB27 million, RMB22 million and RMB14 million (US$2 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2022 and 2023, Yuanjing Mingde had amounts due to us of RMB7 million and RMB8 million, respectively. As of December 31, 2022 and 2023, we had amounts due to Yuanjing Mingde of RMB7 million and RMB18 million, respectively. As of December 31, 2024, Yuanjing Mingde was no longer a related party. Therefore, the balance due to or due from Yuanjing Mingde as a related party was nil.

Transactions with IFM

We had related party transactions with IFM Investments Limited, or IFM, an affiliate of our company in which we hold 37.6% interest. We had revenues from IFM in the amount of RMB65 million, RMB97 million and RMB102 million (US$14 million) in 2022, 2023 and 2024, respectively, including revenue from technical and training support services provided to IFM, revenue from customer referrals and interest income from loans provided to IFM. We incurred costs related to services from IFM in the amount RMB6 million, RMB6 million and RMB6 million (US$1 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, IFM had amounts due to us of RMB7 million, RMB3 million and RMB4 million (US$1 million), respectively. As of December 31, 2022, 2023 and 2024, we had amounts due to IFM of RMB27 million, RMB31 million and RMB39 million (US$5 million), respectively. We had short-term loan receivable from IFM of RMB20 million, RMB15 million and RMB10 million (US$1 million) as of December 31, 2022, 2023 and 2024, respectively. We had long-term loan receivable from IFM of nil, RMB27 million and RMB22 million (US$3 million) as of December 31, 2022, 2023 and 2024, respectively.

Transactions with Shengdu

Before we completed the acquisition of Shengdu on April 20, 2022 and began to consolidate its financial results, Shengdu was considered a related party of ours during the period from December 10, 2021 to April 19, 2022. Within such period, we had revenues from Shengdu in the amount of RMB8.7 million in the period from January 1 2022 to April 19, 2022, including revenue from agency services and other services provided to Shengdu.

Transactions with Suofeiya Shengdu

We had related party transactions with Suofeiya Shengdu Home (Zhejiang) Co., Ltd., or Suofeiya Shengdu, which was considered a related party of ours since we completed the acquisition of Shengdu on April 20, 2022. In the years ended December 31, 2022, 2023 and 2024, we recorded purchase of home furnishing goods of RMB1.6 million, RMB144.1 million and RMB111.5 million (US$15.3 million) from Suofeiya Shengdu, respectively. We also recorded operating lease income of RMB2.2 million, RMB3.0 million and RMB3.9 million (US$0.5 million) from Suofeiya Shengdu in these periods, respectively.

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

Transactions with Tencent

We had related party transactions with Tencent, one of our principal shareholders. We incurred expenses related to services from Tencent in the amount of RMB160 million, RMB122 million and RMB187 million (US$26 million) in 2022, 2023 and 2024, respectively, including advertising resources utilization and cloud technology provided by Tencent which we activated our rights to utilize pursuant to the business cooperation agreement we entered with Tencent in late 2018. We derived revenues of RMB745 thousand, nil and nil in 2022, 2023 and 2024 for technical services provided to Tencent.

As of December 31, 2022, we had amounts due from and prepayments to Tencent of RMB2 million. We had amounts due to Tencent of RMB35 million as of December 31, 2022, which mainly consist of cloud services payable to Tencent. As of December 31, 2023, we had amounts due from and prepayments to Tencent of RMB3 million. We had amounts due to Tencent of RMB35 million as of December 31, 2023, which mainly consist of cloud services payable to Tencent. As of December 31, 2024, we had amounts due from and prepayments to Tencent of RMB3 million (US$0.4 million). We had amounts due to Tencent of RMB53 million (US$7 million) million as of December 31, 2024, which mainly consist of cloud services payable to Tencent.

Transactions with Brokerage Firms

We had related party transactions with brokerage firms in which we have significant influence. We had revenues from commission support services and platform and franchise services provided to those brokerage firms in the amount of RMB454 million, RMB633 million and RMB498 million (US$68 million). in 2022, 2023 and 2024, respectively. We incurred costs related to services from those brokerage firms in the amount of RMB674 million, RMB853 million and RMB603 million (US$83 million) in 2022, 2023 and 2024, respectively.

As of December 31, 2022, 2023 and 2024, the brokerage firms had amounts due to us of RMB20 million, RMB21 million and RMB20 million (US$3 million), respectively. As of December 31, 2022, 2023 and 2024, we had amounts due to the brokerage firms of RMB316 million, RMB302 million and RMB271 million (US$37 million), respectively.

Transactions with Mrs. ZUO

On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of our company, entered into a donation agreement with Mrs. ZUO, one of our principal shareholders. According to the donation agreement, Mrs. ZUO agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy, which is run by our company. Our company agreed to manage the scholarship on behalf of Mrs. ZUO by solely acting on its instructions. The scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the scholarship to pay the tuition payable to Huaqiao Academy. The scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by Mrs. ZUO, who is responsible for overseeing the use of the donated fund. During the year ended December 31, 2024, donation payment of RMB10 million was made by Mrs. ZUO to a bank account designated by our company.

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

Item 8.      Financial Information

A.Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in our company as its research showed that our company overstated the number of agents and stores, its GTV, and its revenues. Plaintiff in this putative securities class action based its allegations mainly on the allegations in the report. Plaintiff alleged, in sum and substance, that our company’s disclosures were materially false and/or misleading because they: (i) inflated our company’s GTV; (ii) inflated our company’s revenues; and (iii) inflated the number of stores and agents using our company’s platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. On February 26, 2024, the Court granted in part and denied in part defendants’ motion to dismiss, and plaintiff was granted leave to replead to address the complaint’s deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company’s platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. On April 15, 2025, the parties notified the Court that they had reached a settlement in principle and requested a stay of all current deadlines pending the submission of the motion for preliminary approval of the settlement. There can be no assurance that a settlement will be finalized and approved by the Court on the terms to which the parties currently agreed or at all. If the settlement fails and the litigation continues, we are unable to estimate the potential loss or damages, if any, associated with the resolution of this action.

Dividend Policy

In August 2023, our board of directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023. The aggregate amount of the special cash dividend was approximately US$0.2 billion and was paid in September 2023 for holders of ordinary shares and in October 2023 for holders of ADSs. In March 2024, our board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2024. In March 2025, our board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025. The aggregate amount of the final cash dividend will be approximately US$0.4 billion and is expected to be paid in April 2025 for holders of ordinary shares and ADSs.

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

Item 9.      The Offer and Listing

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

Item 10.    Additional Information

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

Exempted Company. We are an exempted company with limited liability incorporated under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands;
●	is not required to open its register of members for inspection;
●	does not have to hold an annual general meeting;
●	may issue shares with no par value;
●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);
●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;
●	may register as a limited duration company; and
●	may register as a segregated portfolio company.

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

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to holders of our ADSs or ordinary shares levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought to or produced before a court of the Cayman Islands. The Cayman Islands is a party to a double tax treaty entered with the United Kingdom in 2010 but is otherwise not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	banks and other financial institutions;
●	insurance companies;
●	pension plans;
●	cooperatives;
●	regulated investment companies;
●	real estate investment trusts;
●	broker-dealers;
●	traders that elect to use a mark-to-market method of accounting;
●	certain former U.S. citizens or long-term residents;
●	tax-exempt entities (including private foundations);
●	holders who acquire their ADSs or Class A ordinary shares pursuant to any employee share option or otherwise as compensation;
●	investors that will hold their ADSs or Class A ordinary shares as part of a straddle, hedge, conversion, constructive sale or other integrated transaction for U.S. federal income tax purposes;
●	investors that have a functional currency other than the U.S. dollar;
●	persons that actually or constructively own ADSs or Class A ordinary shares representing 10% or more of our stock (by vote or value); or
●	partnerships or other entities or arrangements taxable as partnerships for U.S. federal income tax purposes, or persons holding ADSs or Class A ordinary shares through such entities or arrangements;

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

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, it is uncertain whether we were a PFIC for our taxable year ended December 31, 2024, or will be a PFIC for the current or any future taxable year. No assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares and ADSs from time to time (which may be volatile). The market price of our ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Additionally, it is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

As described in “Item 10. Additional Information—E. Taxation—PRC Taxation,” if we are deemed to be a PRC resident enterprise under the Enterprise Income Tax Law, gains from the disposition of the ADSs or Class A ordinary shares may be subject to PRC income tax and will generally be U.S. source, which may limit the ability to receive a foreign tax credit. If a U.S. Holder is eligible for the benefits of the Treaty, such holder may be able to elect to treat such gain as PRC source income under the Treaty. Pursuant to United States Treasury regulations (the applicability of which has been postponed until further guidance is issued), however, if a U.S. Holder is not eligible for the benefits of the Treaty or does not elect to apply the Treaty, then such holder may not be able to claim a foreign tax credit arising from any PRC tax imposed on the disposition of the ADSs or Class A ordinary shares. The rules regarding foreign tax credits and deduction of foreign taxes are complex. U.S. Holders should consult their tax advisors regarding the availability of a foreign tax credit or deduction in light of their particular circumstances, including their eligibility for benefits under the Treaty, and the potential impact of the United States Treasury regulations.

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

If a U.S. Holder owns the ADSs or Class A ordinary shares during any taxable year that we are a PFIC, the holder must generally file an annual IRS Form 8621. U.S. Holders should consult their tax advisors regarding any reporting requirements that may apply to U.S. Holders and the U.S. federal income tax consideration of owning and disposing of the ADSs or Class A ordinary shares if we are or become a PFIC, including the availability and possibility of making a mark-to-market election.

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

I.	Subsidiary Information

Not applicable.

J.Annual Report to Security Holders

As a company listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2024 in accordance with Hong Kong Listing Rules, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F. The Form 6-K or the exhibit is not incorporated by reference into and should not be considered a part of this annual report.

Item 11.    Quantitative and Qualitative Disclosures about Market Risk

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

As of December 31, 2024, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB48.9 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$1.7 billion. Assuming we had converted RMB48.9 billion into U.S. dollars at the exchange rate of RMB7.2993 for US$1.00 as of December 31, 2024, our U.S. dollar cash balance would have been US$8.4 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.7 billion instead.

Interest Rate Risk

We may invest the net proceeds that we receive from our offshore offerings in interest-earning instruments. Fixed-rate securities may have their fair market value adversely impacted due to a rise in interest rates, therefore our future investment income may fall short of expectations due to changes in interest rates, or we may suffer losses in principal if we have to sell securities which have declined in market value due to changes in interest rates. As of December 31, 2024, our exposure to such interest rate risk is mainly from RMB3.3 billion of wealth management products in short-term investments and RMB0.4 billion of wealth management products in long-term investments. We have not been, and do not expect to be, exposed to material interest rate risks relating to our investment in short-term and long-term instruments.

Item 12.    Description of Securities Other than Equity Securities

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2024, we received reimbursements of approximately US$30.1 million, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1 (File Number: 333-240068), as amended, relating to our initial public offering. The registration statement was declared effective by the SEC on August 12, 2020. As of December 31, 2024, based on reasonable estimates, we have used all of the net proceeds from our initial public offering, for research and development, the expansion of our new home transaction services, the diversification of our service offerings and expansion of business operations into new geographical areas, and general corporate purposes. There is no material change in the use of proceeds as described in our registration statement on Form F-1.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.    [Reserved]

Item 16A. Audit Committee Financial Expert

Our board of directors has determined that CHEN Xiaohong, an independent director (under the standards set forth in Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act) and chairman of our audit committee, is an audit committee financial expert.

Item 16B. Code of Ethics

Our board of directors adopted the amended and restated code of business conduct and ethics that applies to our directors, officers and employees on December 29, 2022. We have posted a copy of our amended and restated code of business conduct and ethics on our website at investors.ke.com. The information contained on our website is not incorporated by reference into and should not be considered a part of this annual report.

A copy of our amended and restated code of business conduct and ethics will be provided at no cost to each person on the written or oral request of that person made to:

KE Holdings Inc.

Oriental Electronic Technology Building,

No. 2 Chuangye Road, Haidian District,

Beijing 100086, People’s Republic of China

Email: ir@ke.com

Attention: Investor Relations Department

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by PricewaterhouseCoopers Zhong Tian LLP, our principal external auditors, for the periods indicated.

	2023	2024

	US$ (in thousands)
Audit fees(1)	6,761	5,973
Audit related fees(2)	40	—
Tax fees(3)	504	367
All other fees(4)	261	—

Notes:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements.
(2)	“Audit related fees” means the aggregate fees for professional services rendered by our principal auditors associated with certain permitted XBRL review services.
(3)	“Tax fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax consulting service and transfer pricing service.
(4)	“All other fees” means the aggregate fees for professional services rendered by our principal auditors associated with certain permissible due diligence services and ESG report consult services.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In May and August 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1.0 billion of our Class A ordinary shares and/or ADSs in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period. On August 31, 2023, our board of directors approved modifications to the share repurchase program, pursuant to which the repurchase authorization was upsized to US$2 billion of our Class A ordinary shares and/or ADSs and extended until August 31, 2024. On August 12, 2024, our board of directors approved further modifications to the share repurchase program, pursuant to which the repurchase authorization has been further upsized to US$3.0 billion of our Class A ordinary shares and/or ADSs and extended until August 31, 2025, subject to obtaining another general unconditional mandate for the repurchase from the shareholders of our company at the next annual general meeting to continue our share repurchase after the expiry of the existing share repurchase mandate granted by our annual general meeting held on June 14, 2024.

The table below is a summary of our repurchases, which were all conducted in the open market pursuant to the share repurchase program.

			Total Number of	Approximate Dollar Value
			ADSs Purchased as	of ADSs that May Yet Be
	Total Number of	Average Price	Part of the Publicly	Purchased Under the Program
Period	ADSs Purchased	Paid Per ADS (US$)	Announced Program	(US$, in millions)
January 2024	7,323,203	14.2745	68,247,246	1,986
March 2024	8,343,245	13.8375	76,590,491	1,870
April 2024	8,228,660	13.4603	84,819,151	1,759
May 2024	1,461,892	16.5923	86,281,043	1,735
June 2024	1,638,560	15.2570	87,919,603	1,710
July 2024	5,079,168	14.3301	92,998,771	1,637
August 2024	5,146,469	14.2240	98,145,240	1,564
September 2024	4,018,204	14.3179	102,163,444	1,507
November 2024	851,617	18.7878	103,015,061	1,491
December 2024	6,130,047	18.9215	109,145,108	1,375
January 2025	4,410,691	17.0039	113,555,799	1,300
March 2025	3,089,965	20.8499	116,645,764	1,235
Total	55,721,721	15.3429

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a Cayman Islands exempted company listed on the NYSE, we are subject to the listing standards of the NYSE. However, NYSE rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the NYSE listing standards. Pursuant to the NYSE Listed Company Manual, a company listed on the NYSE must have a majority of independent directors, and a nominating and corporate governance committee composed entirely of independent directors. We currently follow our home country practice in lieu of those requirements. In January 2022, our board of directors approved the 2022 Share Incentive Plan, which became effective in May 2022. We followed our home country practice and did not convene a shareholder meeting to approve the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. In addition, we followed our home country practice and did not convene a shareholder meeting to approve the issuance of the restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang pursuant to the 2022 Share Incentive Plan as required by the NYSE Listed Company Manual. When we choose to follow home country practice, our shareholders may be afforded less protection than they otherwise would under the NYSE listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Shares and ADSs—As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the NYSE listing standards.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.  Insider Trading Policies

Our board of directors has established insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by our directors, officers, employees and other relevant persons to promote compliance with applicable insider trading laws, rules and regulations, and listing standards.

The Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading, adopted by our board of directors in November 2023, is filed as Exhibit 11.2 to this annual report on Form 20-F.

Item 16K. Cybersecurity

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

Item 17.    Financial Statements

We have elected to provide financial statements pursuant to Item 18.

Item 18.    Financial Statements

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

4.4

Form of Indemnification Agreement between the Registrant and its directors and executive officers (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.5

Form of Employment Agreement between the Registrant and its executive officers (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.6

English translation of the executed form of the Powers of Attorney granted by each shareholder of the VIEs (other than the shareholder being WFOE itself), as currently in effect, and a schedule of all executed Powers of Attorney adopting the same form (incorporated herein by reference to Exhibit 4.6 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 26, 2024)

4.7

English translation of the Equity Interest Pledge Agreement among Beike (Tianjin) Investment Co., Ltd., Beijing Lianjia and shareholders of Beijing Lianjia dated September 30, 2022 (incorporated herein by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.8

English translation of the Equity Interest Pledge Agreement among Jinbei (Tianjin) Technology Co., Ltd., Tianjin Xiaowu and shareholders of Tianjin Xiaowu dated January 30, 2022 (incorporated by reference to Exhibit 4.7 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.9

English translation of the Equity Interest Pledge Agreement among Beike Jinke (Tianjin) Technology Co., Ltd., Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.8 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.10

English translation of the Equity Interest Pledge Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd. and shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. dated January 30, 2022 (incorporated by reference to Exhibit 4.9 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.11

English translation of the Equity Interest Pledge Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beijia Commercial Consultancy Co., Ltd. and shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. dated January 30, 2022 (incorporated by reference to Exhibit 4.10 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.12

English translation of the Exclusive Business Cooperation Agreement between Beike (Tianjin) Investment Co., Ltd. and Beijing Lianjia dated January 30, 2022 (incorporated by reference to Exhibit 4.11 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.13

English translation of the Exclusive Business Cooperation Agreement between Jinbei (Tianjin) Technology Co., Ltd. and Tianjin Xiaowu dated January 30, 2022 (incorporated by reference to Exhibit 4.12 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.14

English translation of the Exclusive Business Cooperation Agreement between Beike Jinke (Tianjin) Technology Co., Ltd. and Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.13 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.15

English translation of the Exclusive Business Cooperation Agreement between Jinbei (Tianjin) Technology Co., Ltd. and Beijin Beihao dated January 30, 2022 (incorporated by reference to Exhibit 4.14 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.16

English translation of the Exclusive Business Cooperation Agreement between Jinbei (Tianjin) Technology Co., Ltd. and Beijin Beijia dated January 30, 2022 (incorporated by reference to Exhibit 4.15 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.17

English translation of the Exclusive Option Agreement among Beike (Tianjin) Investment Co., Ltd., Beijing Lianjia and shareholders of Beijing Lianjia dated September 30, 2022 (incorporated herein by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.18

English translation of the Exclusive Option Agreement among Jinbei (Tianjin) Technology Co., Ltd., Tianjin Xiaowu and shareholders of Tianjin Xiaowu January 30, 2022 (incorporated by reference to Exhibit 4.17 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.19

English translation of the Exclusive Option Agreement among Beike Jinke (Tianjin) Technology Co., Ltd., Yiju Taihe and shareholders of Yiju Taihe dated January 30, 2022 (incorporated by reference to Exhibit 4.18 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.20

English translation of the Exclusive Option Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd. and shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. January 30, 2022 (incorporated by reference to Exhibit 4.19 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.21

English translation of the Exclusive Option Agreement among Jinbei (Tianjin) Technology Co., Ltd., Beijing Beijia Commercial Consultancy Co., Ltd. and shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. January 30, 2022 (incorporated by reference to Exhibit 4.20 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.22†

English Translation of the Amended and Restated Framework Purchase Agreement by and among the Registrant, Shengdu Home Renovation Co., Ltd. and other parties dated April 11, 2022 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.23

English translation of the Equity Interest Pledge Agreement among Realsee (Tianjin) Technology Co., Ltd., Runizhishi and shareholders of Runzhishi dated May 12, 2022 (incorporated herein by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.24

English translation of the Exclusive Business Cooperation Agreement between Realsee (Tianjin) Technology Co., Ltd. and Runizhishi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.25

English translation of the Exclusive Option Agreement among Realsee (Tianjin) Technology Co., Ltd., Runizhishi (Beijing) Technology Co., Ltd. and shareholders of Runizhishi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.26 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.26*

English translation of the Equity Interest Pledge Agreement among Realsee (Tianjin) Technology Co., Ltd., Runikeshi (Beijing) Technology Co., Ltd. and shareholders of Runikeshi (Beijing) Technology Co., Ltd. dated November 22, 2024

4.27

English translation of the Exclusive Business Cooperation Agreement between Realsee (Tianjin) Technology Co., Ltd. and Runikeshi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.28 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.28*

English translation of the Exclusive Option Agreement among Realsee (Tianjin) Technology Co., Ltd., Runikeshi (Beijing) Technology Co., Ltd. and shareholders of Runikeshi (Beijing) Technology Co., Ltd. dated November 22, 2024

4.29*	English translation of the Cloud Services and Technical Services Framework Agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited dated December 11, 2024

8.1*	List of Significant Subsidiaries and Variable Interest Entities of the Registrant

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20 - F (File No. 001 - 39436) filed with the SEC on April 27, 2023)

11.2*	Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant

12.1*	CEO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2*	CFO Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1**	CEO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2**	CFO Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1*	Consent of Harney Westwood & Riegels

15.2*	Consent of Han Kun Law Offices

15.3*	Consent of PricewaterhouseCoopers Zhong Tian LLP

97.1	Clawback Policy of the Registrant (incorporated herein by reference to Exhibit 97.1 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 26, 2024)

101.INS*	Inline XBRL Instance Document

101.SCH*	Inline XBRL Taxonomy Extension Scheme Document

101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104*	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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

Date: April 17, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KE Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KE Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income (loss), of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – New Home Transaction Services

As described in Note 2.22 to the consolidated financial statements, the Company generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Company. The Company signed new home marketing service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Company recognized sales commissions as revenues when the confirmations were received from real estate developers that terms and conditions for commissions earned were met or upon cash receipts of service fees if collection of the commissions was not considered probable. The Company recognized revenues from new home transaction services of RMB33.7 billion for the year ended December 31, 2024 as presented in the consolidated statements of comprehensive income (loss).

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

Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services

As described in Notes 2.11 and 6 to the consolidated financial statements, the Company had gross accounts receivable of RMB6.8 billion, for which an allowance for credit losses of RMB1.5 billion was recorded as of December 31, 2024. RMB5.9 billion of the Company’s gross accounts receivable was from new home transaction services with RMB1.3 billion allowance for credit losses was recorded as of December 31, 2024. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable from new home transaction services based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

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

Goodwill Impairment Assessment — Home Renovation and Furnishing Reporting Unit

As described in Notes 2.16 and 12 to the consolidated financial statements, the Company’s goodwill balance was RMB4.8 billion as of December 31, 2024, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. Management performed impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests if events or circumstances indicate that goodwill may be impaired. Management completed its annual goodwill impairment test as of December 31, 2024 and concluded that no impairment existed for the carrying value of the goodwill attributable to the home renovation and furnishing reporting unit. As of December 31, 2024, the fair value of the home renovation and furnishing unit exceeded its carrying value by 5.5%. Management used a discounted cash flow model to estimate the fair value of the home renovation and furnishing reporting unit. Management’s cash flow projections for home renovation and furnishing reporting unit included significant judgements and assumptions relating to revenue growth rates and discount rate. The estimated fair value of the home renovation and furnishing reporting unit is highly sensitive to changes in these assumptions.

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

April 17, 2025

We have served as the Company’s auditor since 2018.

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2023	2024	2024
				US$
		RMB	RMB	Note 2.6

ASSETS
Current assets:
Cash and cash equivalents	3	19,634,716	11,442,965	1,567,680
Restricted cash	3	6,222,745	8,858,449	1,213,603
Short‑term investments	4	34,257,958	41,317,700	5,660,502
Financing receivables, net of allowance for credit losses of RMB122,482 and RMB147,330 as of December 31, 2023 and 2024, respectively	7	1,347,759	2,835,527	388,466
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,681,127 and RMB1,636,163 as of December 31, 2023 and 2024, respectively	6	3,176,169	5,497,989	753,221
Amounts due from and prepayments to related parties	24	419,270	379,218	51,953
Loan receivables from related parties	24	28,030	18,797	2,575
Prepayments, receivables and other assets	5	4,666,976	6,252,700	856,615
Total current assets		69,753,623	76,603,345	10,494,615
Non‑current assets:
Property, plant and equipment, net	8	1,965,098	2,400,211	328,828
Right‑of‑use assets	10	17,617,915	23,366,879	3,201,249
Long‑term investments, net	11	23,570,988	23,790,106	3,259,231
Intangible assets, net	9	1,067,459	857,635	117,496
Goodwill	12	4,856,807	4,777,420	654,504
Long-term loan receivables from related parties	24	27,000	131,410	18,003
Other non‑current assets	5	1,473,041	1,222,277	167,451
Total non‑current assets		50,578,308	56,545,938	7,746,762
TOTAL ASSETS		120,331,931	133,149,283	18,241,377

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB68,000 and RMB66,266 as of December 31, 2023 and 2024, respectively)	14	6,328,516	9,492,629	1,300,485
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB905 and RMB322 as of December 31, 2023 and 2024, respectively)	24	430,350	391,446	53,628
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB371,917 and RMB374,213 as of December 31, 2023 and 2024, respectively)		8,145,779	8,414,472	1,152,778
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,540,511 and RMB4,141,792 as of December 31, 2023 and 2024, respectively)		3,900,564	6,078,623	832,768
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB35,274 and RMB35,277 as of December 31, 2023 and 2024, respectively)		698,568	1,028,735	140,936
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2023 and 2024)	13	290,450	288,280	39,494
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB383 and RMB369 as of December 31, 2023 and 2024, respectively)	10	9,368,607	13,729,701	1,880,961
Contract liabilities and deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,291 and RMB2,785 as of December 31, 2023 and 2024, respectively)		4,665,201	6,051,867	829,102
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB153,102 and RMB210,085 as of December 31, 2023 and 2024, respectively)	15	5,695,948	7,268,505	995,782
Total current liabilities		39,523,983	52,744,258	7,225,934

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2023	2024	2024
				US$
		RMB	RMB	Note 2.6
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB3,788 and RMB2,374 as of December 31, 2023 and 2024, respectively)	18	279,341	317,697	43,524
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil and RMB452 as of December 31, 2023 and 2024, respectively)	10	8,327,113	8,636,770	1,183,233
Other non‑current liabilities		389	2,563	352
Total non‑current liabilities		8,606,843	8,957,030	1,227,109
TOTAL LIABILITIES		48,130,826	61,701,288	8,453,043

Commitments and contingencies	25

SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity:
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; and 151,354,549 and 145,413,446 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)	20	475	461	63
Treasury shares		(866,198)	(949,410)	(130,069)
Additional paid‑in capital		77,583,054	72,460,562	9,927,056
Statutory reserves		811,107	926,972	126,995
Accumulated other comprehensive income		244,302	609,112	83,448
Accumulated deficit		(5,672,916)	(1,723,881)	(236,171)
Total KE Holdings Inc. shareholders’ equity		72,099,824	71,323,816	9,771,322
Non‑controlling interests		101,281	124,179	17,012
TOTAL SHAREHOLDERS’ EQUITY		72,201,105	71,447,995	9,788,334
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		120,331,931	133,149,283	18,241,377
(1)

Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2022	2023	2024	2024
					US$
		RMB	RMB	RMB	Note 2.6
Net revenues:
Existing home transaction services (including revenues generated from related parties of RMB625,979, RMB830,295 and RMB644,130, for 2022, 2023 and 2024, respectively)		24,123,703	27,954,135	28,201,003	3,863,522
New home transaction services (including revenues generated from related parties of RMB1,476, RMB2,713 and RMB1,289, for 2022, 2023 and 2024, respectively)		28,650,374	30,575,778	33,653,403	4,610,497
Home renovation and furnishing (including revenues generated from related parties of RMB3,365, RMB6,471 and RMB7,360, for 2022, 2023 and 2024, respectively)		5,046,627	10,850,497	14,768,947	2,023,337
Home rental services (including revenues generated from related parties of RMB132, RMB106 and RMB1,815, for 2022, 2023 and 2024, respectively)		1,515,442	6,099,747	14,334,479	1,963,816
Emerging and other services (including revenues generated from related parties of RMB33,251, RMB26,062 and RMB22,573, for 2022, 2023 and 2024, respectively)		1,332,633	2,296,775	2,499,666	342,453
Total net revenues	2.22	60,668,779	77,776,932	93,457,498	12,803,625
Cost of revenues:
Commission‑split		(18,741,593)	(20,419,577)	(22,766,957)	(3,119,060)
Commission and compensation‑internal		(17,853,694)	(17,015,927)	(18,903,786)	(2,589,808)
Cost of home renovation and furnishing		(3,562,068)	(7,705,325)	(10,229,696)	(1,401,463)
Cost of home rental services		(1,758,039)	(6,163,044)	(13,619,506)	(1,865,865)
Cost related to stores		(3,346,436)	(2,872,093)	(2,854,988)	(391,132)
Others		(1,626,202)	(1,882,952)	(2,138,510)	(292,973)
Total cost of revenues		(46,888,032)	(56,058,918)	(70,513,443)	(9,660,301)
Gross profit		13,780,747	21,718,014	22,944,055	3,143,324
Operating expenses:
Sales and marketing expenses		(4,573,382)	(6,654,178)	(7,783,341)	(1,066,313)
General and administrative expenses		(7,346,665)	(8,236,569)	(8,960,747)	(1,227,617)
Research and development expenses		(2,545,549)	(1,936,780)	(2,283,424)	(312,828)
Impairment of goodwill, intangible assets and other long-lived assets	8&9&12	(148,057)	(93,417)	(151,576)	(20,766)
Total operating expenses		(14,613,653)	(16,920,944)	(19,179,088)	(2,627,524)
Income (loss) from operations		(832,906)	4,797,070	3,764,967	515,800
Interest income, net	17	743,484	1,263,332	1,260,163	172,642
Share of results of equity investees		44,588	9,098	10,192	1,396
Impairment loss for equity investments accounted for using equity method	11	—	(10,369)	—	—
Fair value changes in investments, net		(512,225)	78,320	312,791	42,852
Impairment loss for equity investments accounted for using measurement alternative	11	(591,876)	(28,800)	(9,408)	(1,289)
Foreign currency exchange loss		(127,362)	(93,956)	(34,674)	(4,750)
Other income, net	16	1,568,587	1,869,300	1,566,038	214,546
Income before income tax expense		292,290	7,883,995	6,870,069	941,197
Income tax expense	18	(1,689,574)	(1,994,391)	(2,791,889)	(382,487)
Net income (loss)		(1,397,284)	5,889,604	4,078,180	558,710
Net loss (income) attributable to non‑controlling interests shareholders		11,210	(6,380)	(13,280)	(1,819)
Net income (loss) attributable to KE Holdings Inc.		(1,386,074)	5,883,224	4,064,900	556,891
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders		(1,386,074)	5,883,224	4,064,900	556,891

Net income (loss)		(1,397,284)	5,889,604	4,078,180	558,710
Other comprehensive income
Currency translation adjustments		2,602,071	574,223	217,142	29,748
Unrealized gains (losses) on available-for-sale investments, net of reclassification		(375,069)	82,800	147,668	20,230
Total other comprehensive income		2,227,002	657,023	364,810	49,978
Total comprehensive income		829,718	6,546,627	4,442,990	608,688
Comprehensive loss (income) attributable to non‑controlling interests shareholders		11,210	(6,380)	(13,280)	(1,819)
Comprehensive income attributable to KE Holdings Inc.		840,928	6,540,247	4,429,710	606,869
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		840,928	6,540,247	4,429,710	606,869

Weighted average number of ordinary shares used in computing net income (loss) per share, basic and diluted
— Basic	23	3,569,179,079	3,521,379,938	3,409,772,592	3,409,772,592
— Diluted	23	3,569,179,079	3,611,653,020	3,537,408,029	3,537,408,029
Net income (loss) per share attributable to ordinary shareholders
— Basic	23	(0.39)	1.67	1.19	0.16
— Diluted	23	(0.39)	1.63	1.15	0.16
Share‑based compensation expenses included in:	19
Cost of revenues		356,844	502,523	521,293	71,417
Sales and marketing expenses		121,396	180,465	197,320	27,033
General and administrative expenses		1,659,755	2,345,895	1,821,817	249,588
Research and development expenses		287,254	186,666	185,645	25,433

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	loss	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2022	3,548,492,330	489	—	—	78,972,169	483,887	(2,639,723)	(9,842,846)	66,973,976	81,517	67,055,493
Net loss	—	—	—	—	—	—	—	(1,386,074)	(1,386,074)	(11,210)	(1,397,284)
Exercise of share options	24,383,373	3	—	—	—	—	—	—	3	—	3
Vesting of restricted share units	576,720	—	—	—	—	—	—	—	—	—	—
Share-based compensation	—	—	—	—	2,425,249	—	—	—	2,425,249	—	2,425,249
Repurchase of ordinary shares	—	—	(41,707,914)	(1,319,796)	—	—	—	—	(1,319,796)	—	(1,319,796)
Cancellation of ordinary shares	(35,246,628)	(5)	35,246,628	1,094,467	(1,094,462)	—	—	—	—	—	—
Surrender of ordinary shares	(3)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	176,930	—	(176,930)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	2,602,071	—	2,602,071	—	2,602,071
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	63,771	63,771
Unrealized losses on available-for-sale investments, before reclassification	—	—	—	—	—	—	(470,589)	—	(470,589)	—	(470,589)
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive loss	—	—	—	—	—	—	95,520	—	95,520	—	95,520
Balance at December 31, 2022	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income (loss)	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2023	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438
Net income	—	—	—	—	—	—	—	5,883,224	5,883,224	6,380	5,889,604
Exercise of share options	17,029,713	3	—	—	—	—	—	—	3	—	3
Vesting of restricted share units	5,963,517	1	—	—	(1)	—	—	—	—	—	—
Vesting of restricted share	13,292,404	2	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	3,215,549	—	—	—	3,215,549	—	3,215,549
Repurchase of ordinary shares	—	—	(141,064,215)	(5,150,628)	—	—	—	—	(5,150,628)	—	(5,150,628)
Cancellation of ordinary shares	(123,459,369)	(18)	123,459,369	4,509,759	(4,509,741)	—	—	—	—	—	—
Surrender of ordinary shares	(37)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	150,290	—	(150,290)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	574,223	—	574,223	—	574,223
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	18,852	18,852
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	(2,109)	(2,109)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	71,447	—	71,447	—	71,447
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive loss	—	—	—	—	—	—	11,353	—	11,353	—	11,353
Dividend to shareholders	—	—	—	—	(1,425,707)	—	—	—	(1,425,707)	—	(1,425,707)
Liquidation of a subsidiary	—	—	—	—	—	—	—	—	—	(51,020)	(51,020)
Dividend of subsidiaries for non-controlling interest holder	—	—	—	—	—	—	—	—	—	(4,900)	(4,900)
Balance at December 31, 2023	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB

Balance at January 1, 2024	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105
Net income	—	—	—	—	—	—	—	4,064,900	4,064,900	13,280	4,078,180
Exercise of share options	14,183,427	2	—	—	—	—	—	—	2	—	2
Vesting of restricted share units	22,936,809	3	—	—	(3)	—	—	—	—	—	—
Vesting of restricted share	13,297,108	2	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	2,726,075	—	—	—	2,726,075	—	2,726,075
Repurchase of ordinary shares	—	—	(144,663,195)	(5,101,091)	—	—	—	—	(5,101,091)	—	(5,101,091)
Cancellation of ordinary shares	(147,784,335)	(21)	147,784,335	5,017,879	(5,017,858)	—	—	—	—	—	—
Surrender of ordinary shares	(2)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	115,865	—	(115,865)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	217,142	—	217,142	—	217,142
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	38,710	38,710
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	(29,092)	(29,092)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	147,668	—	147,668	—	147,668
Dividend to shareholders	—	—	—	—	(2,830,704)	—	—	—	(2,830,704)	—	(2,830,704)
Balance at December 31, 2024	3,353,665,027	461	(20,944,992)	(949,410)	72,460,562	926,972	609,112	(1,723,881)	71,323,816	124,179	71,447,995

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2022	2023	2024	2024
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from operating activities:
Net income (loss)	(1,397,284)	5,889,604	4,078,180	558,710
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property, plant and equipment	918,261	775,042	743,728	101,890
Amortization of intangible assets	584,460	627,146	268,684	36,810
Provision (reversal) of allowance for expected credit losses	(2,401)	418,779	296,569	40,630
Impairment of goodwill, intangible assets and other long-lived assets	148,057	93,417	151,576	20,766
Impairment loss for equity investments accounted for using equity method	—	10,369	—	—
Impairment loss for equity investments accounted for using measurement alternative	591,876	28,800	9,408	1,289
Deferred tax expenses (benefits)	301,788	(328,579)	146,921	20,128
Share of results of equity investees	(44,588)	(9,098)	(10,192)	(1,396)
Dividend received from equity method investments	27,338	14,862	15,827	2,168
Fair value changes in investments	512,225	(78,320)	(312,791)	(42,852)
Investment and interest income	(767,330)	(1,413,018)	(252,967)	(34,656)
Foreign currency exchange loss (gain)	127,362	93,956	(339,280)	(46,481)
Loss (gain) on disposal of property, plant and equipment and intangible assets	(653)	629	30	4
Share‑based compensation expenses	2,425,249	3,215,549	2,726,075	373,471
Changes in assets and liabilities:
Accounts receivable and contract assets	5,160,705	834,677	(2,409,998)	(330,168)
Amounts due from and prepayments to related parties	185,386	(13,314)	42,445	5,815
Prepayments, receivables and other assets	(382,652)	(883,309)	(269,756)	(36,956)
Right‑of‑use assets	(3,509,206)	(6,333,845)	(5,598,510)	(766,993)
Other non‑current assets	(54,005)	(29,481)	(12,357)	(1,693)
Accounts payable	(866,389)	482,543	2,457,443	336,668
Amounts due to related parties	(158,393)	4,665	(38,904)	(5,330)
Employee compensation and welfare payable	(957,551)	(1,219,733)	268,693	36,811
Contract liabilities and deferred revenue	921,104	1,404,932	1,386,666	189,972
Lease liabilities	4,073,669	6,123,445	4,674,433	640,395
Accrued expenses and other current liabilities	724,412	1,548,334	1,092,547	149,678
Income taxes payable	(41,688)	156,278	330,167	45,233
Other liabilities	(909)	(86)	2,500	342
Net cash provided by operating activities	8,518,843	11,414,244	9,447,137	1,294,255

Cash flows from investing activities:
Purchases of time deposits and held-to-maturity debt investments	(23,799,933)	(14,513,592)	(24,012,427)	(3,289,689)
Maturities of time deposits and held-to-maturity debt investments	15,796,918	8,918,346	12,126,718	1,661,354
Purchases of available-for-sale debt investments	(1,242,573)	—	—	—
Sales and maturities of available-for-sale debt investments	2,928,668	1,392,881	—	—
Purchases of other long-term investments	(560,575)	(1,181,611)	(3,927,566)	(538,074)
Disposal of other long-term investments	509,221	338,678	132,689	18,178
Purchases of other short-term investments	(34,718,665)	(38,874,183)	(33,276,784)	(4,558,901)
Maturities of other short-term investments	36,540,249	41,465,679	42,609,517	5,837,480
Cash paid for business combinations, net of cash acquired	(3,147,760)	(9,893)	105,024	14,388
Proceeds from disposal of subsidiaries and long-lived assets	19,126	14,838	12,185	1,669
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(793,032)	(873,990)	(1,037,179)	(142,093)
Financing receivables originated	(11,529,591)	(27,785,767)	(58,107,189)	(7,960,652)
Collections of financing receivables principal	11,556,201	27,112,807	56,592,404	7,753,128
Loans to related parties and others	(50,124)	(47,000)	(941,600)	(128,999)
Repayments of loans from related parties and others	19,515	65,367	346,183	47,427
Net cash used in investing activities	(8,472,355)	(3,977,440)	(9,378,025)	(1,284,784)

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2022, 2023 AND 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2022	2023	2024	2024
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from financing activities:
Repurchase of ordinary shares	(1,319,796)	(5,150,628)	(5,101,091)	(698,847)
Proceeds from issuance of ordinary shares upon exercise of share option	3	2	2	1
Proceeds from short‑term borrowings	759,000	426,634	606,033	83,026
Repayments of short‑term borrowings	(400,000)	(755,972)	(608,424)	(83,354)
Proceeds from funding debts	133,400	—	—	—
Repayments of funding debts	(327,600)	—	—	—
Dividends paid to equity holders of the Company	—	(1,425,707)	(2,830,704)	(387,805)
Liquidation of subsidiaries	—	(51,020)	—	—
Dividends paid to non‑controlling shareholders of subsidiaries	—	(4,900)	—	—
Change in customer deposits payable and payable related to escrow accounts services, net	(58,089)	(256,619)	2,139,549	293,117
Net cash used in financing activities	(1,213,082)	(7,218,210)	(5,794,635)	(793,862)

Effect of exchange rate change on cash, cash equivalents and restricted cash	28,644	44,608	169,476	23,216

Net increase (decrease) in cash, cash equivalents and restricted cash	(1,137,950)	263,202	(5,556,047)	(761,175)
Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	20,446,104	19,413,202	19,634,716	2,689,945
Restricted cash at the beginning of the year	6,286,105	6,181,057	6,222,745	852,513
Total	26,732,209	25,594,259	25,857,461	3,542,458
Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	19,413,202	19,634,716	11,442,965	1,567,680
Restricted cash at the end of the year	6,181,057	6,222,745	8,858,449	1,213,603
Total	25,594,259	25,857,461	20,301,414	2,781,283
Cash, cash equivalents and restricted cash change during the year	(1,137,950)	263,202	(5,556,047)	(761,175)
Supplemental disclosures:
Cash paid for income taxes	(1,446,640)	(2,250,992)	(2,216,919)	(303,717)
Cash paid for interest	(13,625)	(17,479)	(12,466)	(1,708)
Non‑cash investing activities
Changes in accounts payable related to property, plant and equipment addition	93,726	(2,653)	(168,608)	(23,099)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a)Principle activities, subsidiaries and VIEs

KE Holdings Inc. (“the Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (“VIE”s) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2024, the details of the Company’s major subsidiaries and consolidated VIEs (inclusive of the VIEs’ subsidiaries) are as follows:

	Date of		Percentage of
	incorporation or	Place of	direct or indirect
Name	acquisition	incorporation	economic ownership
Subsidiaries
Beike Group (Cayman) Limited	August 6, 2018	Cayman Islands	100%
Beike Finance Holdings (Cayman) Limited	August 14, 2018	Cayman Islands	100%
Sharehome HK International Limited	December 16, 2016	Hong Kong	100%
Beike Kestone Holdings (Hong Kong) Limited	August 13, 2018	Hong Kong	100%
Beike (Tianjin) Investment Co., Ltd.	September 29, 2018	PRC	100%
Beihan(Tianjin) Technology Co., Ltd.	November 27, 2019	PRC	100%
Lianjia (Tianjin) Enterprise Management Co., Ltd.	August 13, 2018	PRC	100%
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd.	July 25, 2005	PRC	100%
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd.	September 20, 2016	PRC	100%
Deyou Real Estate Agency Co., Ltd.	September 5, 2002	PRC	100%
Shanghai Xiaoheng Internet Technology Co., Ltd.	October 30, 2017	PRC	100%
Shanghai Deyou Property Consulting Co., Ltd.	April 16, 2014	PRC	100%
Sichuan Lianjia Real Estate Brokerage Co., Ltd.	December 30, 2009	PRC	100%
Ningbo Fangjianghu Internet Technology Co., Ltd.	July 17, 2018	PRC	100%
Tianjin Haibei Information Technology Co., Ltd.	September 14, 2018	PRC	100%
Beike Zhaofang (Beijing) Technology Co., Ltd.	August 3, 2015	PRC	100%
Beike Zhaofang Technology Co., Ltd.	November 21, 2017	PRC	100%
Beike Technology Co., Ltd.	June 28, 2017	PRC	100%
Shanghai Haibi Technology Co., Ltd.	October 25, 2018	PRC	100%
Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd.	October 16, 2017	PRC	100%
Shanghai Huibeiju Technology Co., Ltd.	October 27, 2022	PRC	100%
Shanghai Chenhaibei Internet Technology Co., Ltd.	January 16, 2020	PRC	100%
Qingdao Shengjia Huazhang Enterprise Management Co., Ltd.	December 9, 2021	PRC	100%
Beike Meijia Technology (Zhejiang) Co., Ltd.	December 11, 2022	PRC	100%
Beijing Beiwoo Decoration Co., Ltd.	January 5, 2022	PRC	100%
Shengdu Home Renovation Co., Ltd.	April 20, 2022	PRC	100%
Beijing Beike Jiaju Technology Co., Ltd.	September 28, 2016	PRC	100%
Beijing Lianjia Rongsheng Management Consulting Co., Ltd.	August 9, 2016	PRC	100%
Beijing Meichen Information Consulting Co., Ltd.	September 6, 2016	PRC	100%
Beijing Xinfu Housing Rental Co., Ltd.	September 5, 2013	PRC	100%
Tianjin Haibei Technology Services Co., Ltd.	July 14, 2017	PRC	100%
Beijing Haichuan Xingye Real Estate Management Consulting Co., Ltd.	April 9, 2007	PRC	100%
Consolidated VIEs
Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”) (i)	September 30, 2001	PRC	100%
Beijing Yiju Taihe Technology Co., Ltd. (“Yiju Taihe”)	July 23, 2010	PRC	100%
Tianjin Xiaowu Information & Technology Co., Ltd. (“Tianjin Xiaowu”)	November 14, 2017	PRC	100%
Subsidiaries of VIEs
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	November 10, 2006	PRC	100%
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	PRC	100%
(i)

The Company has 30% direct shareholding in Beijing Lianjia through one of its wholly owned PRC subsidiaries. The Company depends on a series of contractual arrangements to provide its subsidiary with a “controlling financial interest” in the VIEs, as defined in FASB Accounting Standards Codification (“ASC”) 810, Consolidation (“ASC 810”).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

(b)History and reorganization of the Group

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

Along with the launch of the Group’s Beike platform, the Company was incorporated in the Cayman Islands in July 2018 as the Group’s holding company to facilitate offshore financing. During July to December 2018, the Company established a series of intermediary holding entities which directly or indirectly hold the equity interests in Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd. and Beike Jinke (Tianjin) Technology Co., Ltd., all of which are the Company’s wholly-owned PRC subsidiaries (collectively, “WFOEs”). Through a series of transactions, most of the original subsidiaries of Beijing Lianjia have become the subsidiaries of the applicable WFOEs and the Group’s other PRC subsidiaries. For example, most of Beijing Lianjia’s operating entities are transferred to Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd. and Lianjia (Tianjin) Enterprise Management Co., Ltd., both of which are wholly-owned subsidiaries of Beike (Tianjin) Investment Co., Ltd.

Then, through a series of reorganization transactions (the “Reorganization”), the Company became the primary beneficiary of Beijing Lianjia, Yiju Taihe and Tianjin Xiaowu through contractual arrangements. In connection with the Reorganization, most of the shareholders of Beijing Lianjia and Yiju Taihe or such shareholders’ affiliates subscribed for ordinary shares, Series B and C convertible redeemable preferred shares of the Company as applicable, substantially in proportion to their previous respective equity interests in Beijing Lianjia and Yiju Taihe prior to the Reorganization. To affect the Reorganization, the Group returned onshore capital of RMB3,000 million and RMB6,931 million to preferred shareholder in 2018 and 2019, respectively. Such capital was reinjected to the Group offshore in 2019.

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

Exclusive Business Cooperation Agreements

Pursuant to the exclusive business cooperation agreements among the WFOEs and the VIEs, respectively, the WFOEs have the exclusive right to provide the VIEs with services related to, among other things, comprehensive technical support, professional training, consulting services and marketing and promotional services. Without prior written consent of the WFOEs, the VIEs agree not to directly or indirectly accept the same or any similar services provided by any others regarding the matters ascribed by the exclusive business cooperation agreements. The VIEs agree to pay the WFOEs service fees, which will be determined by the WFOEs. The WFOEs have the exclusive ownership of intellectual property rights created as a result of the performance of the agreements. The agreements will remain effective except that the WFOEs are entitled to terminate the agreements in writing.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

(c)VIE Companies (Continued)

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

Spousal Consent Letters

Pursuant to the spousal consent letters, each of the spouses of the applicable individual Nominee Shareholders of the VIEs unconditionally and irrevocably agrees that the equity interests in the VIEs held by and registered in the name of his or her respective spouse will be disposed of pursuant to the relevant exclusive business cooperation agreements, equity pledge agreements, the exclusive option agreements and the power of attorney agreements, without his or her consent. In addition, each of them agrees not to assert any rights over the equity interests in the VIEs held by her respective spouses. In addition, in the event that any of them obtains any equity interests in the VIEs held by their respective spouses for any reason, such spouses agree to be bound by similar obligations and agreed to enter into similar contractual arrangements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

(c)VIE Companies (Continued)

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

(c)VIE Companies (Continued)

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

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.5 billion and RMB2.7 billion as of December 31, 2023 and 2024, as well as certain non-distributable statutory reserves amounting to approximately RMB142.7 million and RMB193.8 million as of December 31, 2023 and 2024. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries, and the consolidated trusts as discussed in Note 2.12) taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2023 and 2024 and the operation results for the years ended December 31, 2022, 2023 and 2024.

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	2,232,732	1,739,264
Restricted cash	3,933,122	5,202,757
Financing receivables, net	1,310,625	2,812,597
Accounts receivable, net	27,610	31,061
Amounts due from and prepayments to related parties	332,192	335,704
Prepayments, receivables and other assets	369,922	188,222
Amounts due from non‑VIE subsidiaries of the Group	2,671,350	1,584,119
Total current assets	10,877,553	11,893,724
Non-current assets
Property and equipment, net	72,754	65,468
Right‑of‑use assets	199	650
Long‑term investments, net	—	2,436,087
Intangible assets, net	26,395	19,782
Goodwill	7,522	7,522
Other non‑current assets	58,420	44,594
Total non‑current assets	165,290	2,574,103
TOTAL ASSETS	11,042,843	14,467,827

LIABILITIES
Current liabilities
Accounts payable	68,000	66,266
Amounts due to related parties	905	322
Employee compensation and welfare payable	371,917	374,213
Customer deposits payable	2,540,511	4,141,792
Income taxes payable	35,274	35,277
Lease liabilities current portion	383	369
Contract liabilities and deferred revenue	4,291	2,785
Accrued expenses and other current liabilities	153,102	210,085
Amounts due to non‑VIE subsidiaries of the Group	4,802,196	6,888,426
Total current liabilities	7,976,579	11,719,535
Non-current liabilities
Deferred tax liabilities	3,788	2,374
Lease liabilities non‑current portion	—	452
Total non‑current liabilities	3,788	2,826
TOTAL LIABILITIES	7,980,367	11,722,361

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (CONTINUED)

Summary of Financial Information of the VIEs (Continued)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Total net revenues from third party	470,564	595,498	764,160
Total net revenues from non-VIE subsidiaries of the Group	183,146	263,430	363,013
Total net revenues	653,710	858,928	1,127,173
Net income	97,023	194,948	252,990

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Net cash provided by (used in) operating activities(1)	(894,943)	1,890,990	2,893,547
Net cash provided by (used in) investing activities	185,267	(193,772)	(3,791,134)
Net cash provided by (used in) financing activities(1)	(1,492,179)	(1,212,136)	1,673,754
Net increase (decrease) in cash, cash equivalents and restricted cash	(2,201,855)	485,082	776,167
(1)	The change in customer deposits payable and change in payable related to escrow accounts services were reclassified from operating activities to financing activities. This change in presentation had the impact of increasing cash flow provided by operating activities by RMB642.4 million and RMB292.9 million for the years ended December 31, 2022 and 2023, respectively, and a corresponding offset in cash used in financing activities. For detail, please refer to Note 2.2.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures, which adds a requirement for public entities to disclose its significant segment expense categories and amounts for each reportable segment for all periods presented. This information is required to be disclosed at both interim and annual periods. In addition, this ASU requires a public entity to disclose the title and position of the Chief Operating Decision Maker (“CODM”) in the consolidated financial statements. Public entities are also required to disclose how the CODM uses each reported measure of segment profit or loss to assess performance and allocate resources to the segments. The ASU is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024. The Group included the applicable disclosures within Note 22 Segment Information. The interim disclosures will be effective for the Group in 2025.

2.1 (b) Recently issued accounting pronouncements not yet adopted

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which enhances the disaggregation of income tax disclosures. The ASU requires public entities on an annual basis to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold equal to or greater than 5%. Public entities are required to provide an explanation of certain rate reconciling items if not otherwise evident, such as the nature, causes and judgement used to categorize the item. The ASU also requires disclosure of income taxes paid (net of refund received) detailed by federal, state/local and foreign, and amounts paid to individual jurisdictions that are equal or greater than 5% of total income taxes paid. The ASU is effective for public entities for fiscal years beginning after December 15, 2024 and for interim periods for fiscal years beginning after December 15, 2025. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.1 (b) Recently issued accounting pronouncements not yet adopted (Continued)

In November 2024, the FASB issued ASU No. 2024-03, Disaggregation of Income Statement Expenses (Subtopic 220-40). The ASU requires the disaggregated disclosure of specific expense categories, including purchases of inventory, employee compensation, depreciation, and amortization, within relevant income statement captions. This ASU also requires disclosure of the total amount of selling expenses along with the definition of selling expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods within fiscal years beginning after December 15, 2027. The requirements are required to be adopted prospectively with the option for retrospective application. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

2.2 Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

Changes in Presentation

During the fourth quarter of 2024, the Group elected to change the presentation of certain cash flows on its Consolidated Statements of Cash Flows, specifically the changes associated with customer deposits payable and payable related to escrow accounts services from operating activities to financing activities. Prior period comparative amounts have been adjusted to conform to the current period presentation. This change had the impact of increasing cash flow provided by operating activities by RMB58.1 million and RMB256.6 million, for the years ended December 31, 2022 and 2023, respectively, and a corresponding offset in cash used in financing activities. This change in presentation did not affect the previously reported total cash balances on the Consolidated Statement of Cash Flows and had no impact on the Consolidated Statements of Comprehensive Income (Loss), Consolidated Balance Sheets, or Consolidated Statements of Changes in Shareholders’ Equity.

The following table presents the effects of the change in presentation within the Consolidated Statements of Cash Flows:

	For the Year Ended December 31, 2022
	As Previously Reported	Adjustment	As adjusted

	(RMB in thousands)
Cash flows from operating activities
Change in customer deposits payable, net	13,491	(13,491)	—
Change in payable related to escrow accounts services, net	(71,580)	71,580	—
Net cash provided by operating activities	8,460,754	58,089	8,518,843

Cash flows from financing activities
Change in customer deposits payable, net	—	13,491	13,491
Change in payable related to escrow accounts services, net	—	(71,580)	(71,580)
Net cash used in financing activities	(1,154,993)	(58,089)	(1,213,082)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.2 Basis of preparation (Continued)

	For the Year Ended December 31, 2023
	As Previously Reported	Adjustment	As adjusted

	(RMB in thousands)
Cash flows from operating activities
Change in customer deposits payable, net	(294,264)	294,264	—
Change in payable related to escrow accounts services, net	37,645	(37,645)	—
Net cash provided by operating activities	11,157,625	256,619	11,414,244

Cash flows from financing activities
Change in customer deposits payable, net	—	(294,264)	(294,264)
Change in payable related to escrow accounts services, net	—	37,645	37,645
Net cash used in financing activities	(6,961,591)	(256,619)	(7,218,210)

Change in segment

In view of the increased scale and business importance of the Group’s home rental services, with reported revenues exceeding the quantitative threshold of reportable segment, effective beginning with the first quarter of 2024, the Group split out the home rental services as a separate segment from emerging and other services segment and aligned its internal financial and segment reporting in accordance with this change. Prior period amounts have been recast to conform to the reporting structure for the current year. See Note 22 Segment Information for additional information.

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

2.3 Basis of consolidation (Continued)

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

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, (vii) incremental borrowing rate used to account for leases, (viii) provision for income tax and valuation allowance for deferred tax assets, (ix) liabilities related to employee welfare benefits, and (x) lower of cost and net realizable value of inventories. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

2.6 Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income (loss) and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2024 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB7.2993, representing the index rates stipulated by the Federal Reserve Board using the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2024, or at any other rate.

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

2.8 Restricted cash

Cash that is legally or contractually restricted as to withdrawal or for use or pledged as security is reported separately on the face of the consolidated balance sheets. In accordance with ASC 230, Statement of Cash Flows (“ASC 230”), the amounts generally described as restricted cash and restricted cash equivalents are included in the total cash, cash equivalents and restricted cash balances in the consolidated statements of cash flows.

The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s agency, guarantee, property development business and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash.

2.9 Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal or use, and which have original maturities less than three months and are readily convertible to known amount of cash.

2.10 Short-term investments

Short-term investments include certain debt investments purchased from reputable financial institutions.

Time deposits placed with the bank are measured at amortized cost with interest income recognized using the effective interest method on the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.10 Short-term investments (Continued)

Wealth management products are certain deposits with variable interest rates or principal not guaranteed with certain financial institutions. Wealth management products are bought and held principally for the purpose of selling them in the near term and are classified as trading securities, in accordance with ASC 320. Unrealized holding gains and losses for trading securities are included in earnings.

Held-to-maturity debt investments include debt securities issued by financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to earnings in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2023 and 2024, the allowance for credit losses provided for the held-to-maturity debt investments held by the Group was insignificant.

Available-for-sale debt investments are debt instruments issued by banks and other financial institutions that are redeemable at the issuer’s option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer’s option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326, Financial Instruments – Credit Losses (“ASC 326”). Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intend to sell, or are more-likely-than-not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security’s amortized cost. In circumstances where neither condition exists, we then evaluate whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security’s effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income (loss). Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. As of December 31, 2023 and 2024, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

Investments with expected maturity of over a year are classified as long-term investments. Investments with maturity date within one year will be reclassified to short-term investments.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.11 Accounts receivable

Accounts receivable represents those receivables derived in the ordinary course of business, net of allowance for credit losses, including receivables from real estate property sellers, buyers and agents from the platform. The Group assesses the allowance for credit losses in accordance with ASC 326. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivables, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

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

2.12 Financing receivables

The Group generates financing receivables by providing personal credit loans to property owners, tenants and other individual borrowers. The Group has the intent and the ability to hold such financing receivables for the foreseeable future or until maturity or payoff.

Financing receivables from consolidated Trusts

The Group has entered into arrangements with consolidated trusts (“Trusts”), pursuant to which the Group invested in the financing receivables using funds from the consolidated Trusts. The Trusts are administered by third party trust companies, which act as the trustees, with funds contributed by the Group and/or other third party investors for the purposes of providing returns to the beneficiary of the Trusts. The Group has power to direct the activities of the Trusts and has the obligation to absorb losses or the right to receive benefits from the Trusts that could potentially be significant to the Trusts. As a result, the Trusts are considered consolidated VIEs of the Group under ASC 810.

Therefore, the loans funded by the consolidated Trusts are recorded as the Group’s financing receivables. The proceeds received from the third party investors are recognized as funding debts. Cash received via consolidated Trusts that has not yet been distributed is recorded as restricted cash.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.12 Financing receivables (Continued)

Allowance for credit losses

The Group assesses the allowance for credit losses in accordance with ASC 326, based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. The provision for credit losses represents an estimate of the losses expected to be incurred from the Group’s financing receivable portfolio. The Group uses projected risk parameters (e.g. probability of default and loss given default (severity)) to estimate the allowance of different segmentations, driven primarily by business type, on a collective basis. This projected risk parameters are primarily based upon historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions as well as external historical loan performance trends, recovery rates and credit quality indicators. The allowance for credit losses and corresponding receivables were written off when they are determined to be uncollectible.

The Group considers available information in quarterly assessments of the adequacy of the allowance. The Group believes the estimates, including any qualitative adjustments, are reasonable and have considered reasonably available information about past events, current conditions, and reasonable and supportable forecasts of future events and economic conditions.

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the years ended December 31, 2022, 2023 and 2024, the amount of interest income recognized on non-accrual financial assets was insignificant.

2.13 Inventories

Inventories mainly consist of inventories of properties related to the Group’s Beihaojia business and inventories of home renovation and furnishing business.

Inventories of properties

Inventories of properties are stated at cost and include properties under development which are intended to be sold upon completion of development and completed properties held for sales, which are classified as current assets.

A variety of costs are incurred in the development of properties. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. The Group adopts the capitalization policy on development properties which is guided by ASC 835-20, Interest – Capitalization of Interest (“ASC 835-20”) and ASC 970, Real Estate - General (“ASC 970”). Development expenditures, including costs of land use rights, deed tax, pre-development costs and engineering costs, are capitalized and allocated to development projects by the specific identification method.

In accordance with ASC 360, Property, Plant and Equipment (“ASC 360”), real estate property development completed and under development are subject to valuation adjustments when the carrying amount exceeds fair value. An impairment loss is recognized only if the carrying amount of the assets is not recoverable and exceeds fair value. The carrying amount is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated by the assets.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.13 Inventories (Continued)

When the profitability of a current project deteriorates due to a slowdown in the sales pace, reduction of pricing or some other factor, this indicates that there may be a possible future loss on delivery and possible impairment in the recoverability of the assets. Accordingly, the assets of such project are subsequently reviewed for future losses and impairment by comparing the estimated future undiscounted cash flows for the project to the carrying value of such project. If the estimated future undiscounted cash flows are less than the asset’s carrying value, such deficit will be charged as a future loss and the asset will then be written down to its estimated fair value.

Properties under development are transferred to properties held for sales upon completion. Properties held-for-sale are classified as inventories until delivered and accepted by customer.

The Group transfers a property from property held for sales to property, plant and equipment when there is a change in use to hold the property to earn rentals rather than for sale in the ordinary course of business, which is evidenced by the inception of an operating lease to another party.

Inventories of home renovation and furnishing business

Inventories of home renovation and furnishing business mainly consist of materials used for home renovation as well as furniture, electronic and home appliances products for sale, which are valued at the lower of moving weighted average cost or net realizable value. As of December 31, 2024, no adjustment is deemed necessary to reduce inventory to net realizable value due to the rapid turnover and high utilization of inventory.

Inventories are included in the prepayments, receivables and other assets line item in the Group’s consolidated balance sheets.

2.14 Property, plant and equipment, net

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

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in “Other income, net”, in the consolidated statements of comprehensive income (loss).

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

2.15 Intangible assets, net (Continued)

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

Goodwill is not depreciated or amortized but is tested for impairment on an annual basis, and between annual tests if events or circumstances indicate that the goodwill may be impaired. The Group adopted ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment in 2019. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, the Group considers primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If the Group decides, as a result of its qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss equal to the difference between the fair value and the carrying value is recognized. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.17 Long-term investments

(i)Equity investments accounted for using the equity method

In accordance with ASC 323, Investment — Equity Method and Joint Ventures (“ASC 323”), the Group applies the equity method of accounting to equity investments, in common stock or in-substance common stock, over which it has significant influence but does not own a majority equity interests or otherwise control.

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

The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the investment to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income (loss).

(ii)Investments accounted for at fair value

Securities with readily determinable fair value are measured at fair value. Equity securities accounted for at fair value include investments in i) marketable equity securities, which are publicly traded stock and ii) unlisted companies, for which the Group measures at fair value on a recurring basis. Pursuant to ASC 321, Investment – Equity Securities (“ASC 321”) for equity investments measured at fair value with changes in fair value recorded in earnings, the Group does not assess whether those securities are impaired.

For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825, Financial Instruments (“ASC 825”). Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income (loss) as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.17 Long-term investments (Continued)

(iii)Equity investments measured at measurement alternative and NAV practical expedient

Private equity funds pursue various investment strategies. Investments in private equity funds generally are not redeemable due to the closed-ended nature of these funds. These private equity funds, over which the Group does not have the ability to exercise significant influence, are accounted for under the existing practical expedient in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”) to estimate fair value using the net asset value per share (or its equivalent) of the investment (“NAV practical expedient”).

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

(v)Held-to-maturity debt investments

Long-term held-to-maturity debt investments include debt securities issued by financial institutions with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group account for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to earnings in the consolidated statements of comprehensive income (loss). Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2023 and 2024, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

(vi)Available-for-sale debt investments

Available-for-sale debt investments are debt instruments issued by banks and other financial institutions that are redeemable at the issuer’s option, which are measured at fair value. Available-for-sale debt investments that are redeemable at the issuer’s option have no contractual maturity date. Interest income is recognized in earnings. All other changes in the carrying amount of these debt investments are recognized in other comprehensive income (loss).

The allowance for credit losses of on available-for-sale debt securities is accounted for in accordance with ASC 326. For details, please refer to Note 2.10. As of December 31, 2023 and 2024, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18 Leases

(a)Definition of a lease

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

For contracts entered into or modified on or after the date of initial application of ASC 842, Leases (“ASC 842”) or arising from business combinations, the Group assesses whether a contract is or contains a lease based on the definition under ASC 842 at inception, modification date or acquisition date, as appropriate. Such contract will not be reassessed unless the terms and conditions of the contract are subsequently changed.

(b)The Group as a lessee

The Group mainly leases sales stores (including brokerage sales stores, transaction service centers and home renovation and furnishing service stores), administrative offices, properties for home rental services and land use rights from property owners. These are all classified as operating leases.

Rental contracts for the sales stores and offices are typically made for fixed periods ranging generally from few months to ten years. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions.

Rental properties managed under the Group’s home rental services generally with a lease term of 2 to 3 years.

Self-used land use rights represent lease prepayments to the local government authorities. These land use rights are identified as operating lease right-of-use assets in the Group’s consolidated balance sheets and are amortized on a straight line basis over the shorter of the estimated useful life, generally from 40 to 47 years, or the terms of the agreements.

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

The majority of the Group’s leases have fixed payments schedules, with certain leases including additional payments based on future contract performance. For leases with additional payments based on future contract performance, no amount is included in the calculation of the lease liability or corresponding asset because of the uncertainty for future contract performance and payments. Lease expense for lease payments is recognized on a straight line basis over the lease term.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.18 Leases (Continued)

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

Any lease with a term of 12 months or less is considered short-term. As permitted by ASC 842, short-term leases are excluded from the right-of-use assets and lease liabilities accounts on the consolidated balance sheets. Consistent with all other operating leases, short-term lease expense is recorded on a straight line basis over the lease term.

(c)The Group as a lessor

The Group is entrusted by the landlord to manage the properties and then lease them to tenants. Leases for which the Group is a lessor are classified as operating leases. The contract term with tenants is normally one year or more.

Rental income which are derived from the Group’s ordinary course of business are presented as home rental revenue. Rental income is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are deferred at the lease commencement date and recognized as a prepaid asset. Such costs are recognized as an expense on a straight-line basis over the lease term.

The Group has elected not to separate non-lease components from lease components. To the extent that such costs represent non-lease components and payments are fixed in the lease agreement, those costs are included in the lease payments used to calculate the lease obligation and are included within the total lease cost recognized on a straight-line basis over the lease term.

When the Group serves as an intermediate lessor, it accounts for the head lease and the sublease as two separate contracts. The sublease is classified by reference to the underlying asset, rather than the right-of-use assets arising from the head lease.

2.19 Borrowings

Borrowings are initially recognized at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognized in profit or loss over the period of the borrowings using the effective interest method.

2.20 Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury share, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury share over the aggregate par value is allocated between additional paid-in capital and retained earnings, with payments in excess of our additional paid-in-capital balance recorded as a reduction to retained earnings.

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

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs’ subsidiaries) incorporated in PRC are required to make appropriations on annual basis from their after tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

For the years ended December 31, 2022, 2023 and 2024, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB176.9 million, RMB150.3 million and RMB115.9 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2.22 Revenue recognition

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”), according to which, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concession, discount and Value Added Tax (“VAT”).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22 Revenue recognition (Continued)

Existing home transaction services

The Group generates revenue from existing home transaction services primarily by earning commissions from housing customers for sales or leases transactions facilitated by the Group’s own Lianjia brand where the Group acts as the principal agent, or splits of commissions with other brokerage firms acting as the principal agents in cooperation with the Group to facilitate transactions. In these transactions, the principal agent signs a housing agency service contract with housing customers and is responsible for fulfilling the obligations to provide the agency services under the contract. The Beike platform requires platform agreements to be signed by all brokerage firms registered with the platform. The platform agreements establish a cooperative relationship between the principal agent and all participating brokerage firms, which allows the principal agent to combine and control services provided by the participating agent. The platform agreements also set the principal agent’s role and responsibility for overall agency services and a fee allocation structure for various standard cooperating roles of agency services. For each successful transaction facilitated through the platform, the platform will calculate commissions for each participating agent in accordance with the platform agreements and settle them through the platform’s payment system.

When the Group signs the housing agency service contracts with housing customers and splits commissions with other brokerage firms who cooperate with the Group to facilitate the housing transactions in accordance with the platform agreement, the Group is considered to be the principal agent as it has the right to determine the service price and to define the service performance obligations, it has control over services provided and it is fully responsible for fulfilling the agency services pursuant to the housing agency service contracts it signed with the housing customers. Accordingly, the Group accounts for the commissions from these agency service contracts on a gross basis, with any commissions paid to other brokerage firms recorded as a cost of revenue.

Brokerage services and transaction closing services identified in the housing sales agency services contracts are considered to be separate performance obligations. Therefore the consideration is allocated to brokerage services and transaction closing services based on the relative stand-alone selling prices. The Group recognizes them as revenues when the services are provided.

When other brokerage firms on Beike platform sign the housing agency service contracts with housing customers and split commissions with the Group in accordance with platform agreement for cooperation services by the Group to facilitate the housing transaction services, the Group is considered as a participating agent who provides services to the principal agents as the Group is not the primary obligor for the agency service contract and does not have the right to determine the service price. Accordingly, the Group accounts for the commissions from these agency service contracts on a net basis.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22 Revenue recognition (Continued)

New home transaction services

The Group generates revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Group. The Group signs new home marketing service contracts with real estate developers in where the terms and conditions for sales commission earned are defined. The Group recognizes sales commissions as revenues when the confirmations are received from real estate developers that terms and conditions for commissions earned are met or upon cash receipts of service fees if collection of the commissions are not considered probable.

The Group subcontracts with other brokerage firms to fulfil its marketing services contracts with the real estate developers and splits commissions with these brokerage firms. The Group signs marketing services contracts with the developers and it has the right to determine the service price and to define the service performance obligations, it has control over the services provided by the other brokerage firms and it is fully responsible for fulfilling marketing services pursuant to the new home marketing service contracts signed with the real estate developers. Accordingly, the Group accounts for such marketing service contracts on a gross basis and recognizes split commissions to collaborating brokerage firms as cost of revenues.

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

Home rental services

The Group is entrusted by the landlord to manage the properties and then lease them to tenants. The lease contracts with tenants are classified as operating leases and the lease payments from its tenants are recognized as rental income and presented as revenue in accordance with ASC 842. Please refer to rental income recognition policy in Note 2.18 Leases – (c) The Group as a lessor.

The Group also provide rental-related services, which mainly include maintenance, appliance repair and etc. The rental-related services’ revenue is recognized on a straight-line basis during the period of the lease term as the tenants simultaneously receive and consume the benefits in relation to the services provided by the Group.

Emerging and other services

The Group generates revenues from emerging and other services such as financial services and other newly developed businesses.

Service fees for financial services and other newly developed businesses are generally recognized as revenues when services are provided.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22 Revenue recognition (Continued)

Contract Balances

Timing of revenue recognition may differ from the timing of invoicing to customers. For certain services, customers are required to pay before the services are delivered. The Group recognizes contract assets or contract liabilities and deferred revenue in the consolidated balance sheets, depending on the relationship between the Group’s performance and the customer’s payment.

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

Contract liabilities and deferred revenue are recognized if the Group receives consideration in advance of performance, represents collections from customers for which revenue has not been recognized to date. RMB4,466.8 million of revenues recognized in the year ended December 31, 2024 was included in the balance of contract liabilities and deferred revenue as of December 31, 2023. Cumulative catch-up adjustments to revenue that affect the contract liabilities as of December 31, 2023 was insignificant. The contract liabilities and deferred revenue of the Group as of December 31, 2023 and 2024 are listed in the table below.

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Contract liabilities:
Existing home transaction services	178,856	369,839
New home transaction services	941,326	966,810
Home renovation and furnishing	2,363,394	2,973,192
Emerging and other services	119,844	93,075
Subtotal	3,603,420	4,402,916
Deferred revenue:
Home rental services	1,061,781	1,648,951
Total	4,665,201	6,051,867

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer is recognized as an asset in “Prepayments, receivables and other assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

Capitalized costs of obtaining contracts are periodically analyzed for impairment. There were no impairment losses relating to the capitalized costs of obtaining contracts for all periods presented.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.22 Revenue recognition (Continued)

Practical Expedients

The Group has used the following practical expedients as allowed under ASC 606:

The effect of a significant financing component has not been adjusted for contracts when the Group expects, at contract inception, that the period between when the Group transfers a promised good or service to the customer will be one year or less.

Remaining Performance Obligations (“RPO”)

RPO represents the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2024, the Group’s total RPO was approximately RMB6.3 billion. Of the total RPO as of December 31, 2024, the Group expects it is fully recognized as revenue over the following 12 months.

2.23 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2022, 2023 and 2024, advertising expenses recognized in the consolidated statements of comprehensive income (loss) were RMB1,340.2 million, RMB2,030.8 million and RMB2,104.0 million, respectively.

2.24 Share-based compensation

The Group grants share options, restricted shares and restricted share units (“RSUs”) to its employees, directors and consultants with performance conditions and service conditions, and accounts for these share-based awards in accordance with ASC 718, Compensation-Stock Compensation (“ASC 718”).

Employees’ share-based awards are classified as equity awards and are measured at the grant date fair value of the awards and recognized as expenses a) immediately at grant date if no vesting conditions are required, b) for awards granted with only service conditions, using a straight-line method over the requisite service period, or c) for awards granted with service conditions and performance condition, the share-based compensation expenses are recorded when the performance condition is considered probable using the graded vesting method. In accordance with ASU No. 2016-09, the Group has chosen to account for forfeitures when they occur.

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

The Group applies the assets and liabilities method of income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2022, 2023 and 2024. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2022, 2023 and 2024.

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

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that it’s not probable that such exposures would materialize in the future based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of additions and (reversals) of the provisions was RMB621.0 million, RMB(1,598.4) million, RMB(1,379.2) million for the years ended December 31, 2022, 2023 and 2024, respectively. Currently, the Group is implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision’s net impact, were approximately RMB3.0 billion, RMB1.2 billion, RMB2.5 billion, for the years ended December 31, 2022, 2023 and 2024, respectively.

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

Diluted net income (loss) per share is calculated by dividing net income (loss) attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares and options to purchase ordinary shares (using the treasury stock method), unvested restricted shares and unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted net income (loss) per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.29 Comprehensive income (loss)

Comprehensive income (loss) is defined to include all changes in equity (deficit) of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income (loss) includes net income (loss), currency translation adjustments and unrealized gains (losses) on available-for-sale investments, net of reclassification.

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

2.31 Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as a management committee including chief executive officer, chief financial officer, chief human resources officer and three business line executive officers.

The Group operates in five operating segments: (i) Existing home transaction services; (ii) New home transaction services; (iii) Home renovation and furnishing; (iv) Home rental services and (v) Emerging and other services.

The Group’s internal organizational structure as well as information about geographical areas and business segments is set out in detail under Note 22.

2.32 Contingencies

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.33 Government grants

Government grants are recognized as income in other income, net. Such amounts are recognized in the consolidated statements of the comprehensive income (loss) upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2022, 2023 and 2024, the Group recognized government grants of approximately RMB668.4 million, RMB762.1 million and RMB731.2 million, respectively, in the consolidated statements of comprehensive income (loss).

2.34 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2022, 2023 and 2024.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2023 and 2024, all of the Group’s cash and cash equivalents, restricted cash and short-term investments were held by major financial institutions located in the PRC, Hong Kong, the USA and Australia, which the management believes are of high credit quality. The Group’s total cash and cash equivalents, restricted cash, and short-term investments held at five financial institutions in mainland China representing 22.9%, 15.7%, 14.7%, 14.5% and 9.4% of the Group’s total cash and cash equivalents, restricted cash, and short-term investments as of December 31, 2024, respectively. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group’s ongoing monitoring controls for the outstanding balances. As of December 31, 2023 and 2024, only one customer’s total receivable amounting to RMB379.7 million and RMB346.6 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable and other receivable are measured for credit loss based on the present value of the expected future cash inflow of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. As of December 31, 2024, for those accounts receivable and other receivable due from a real estate developer secured by a commercial property as collateral, RMB189.3 million and RMB247.4 million provision have been provided.

The expected credit loss rates for accounts receivable and contract assets are 34.6% and 22.9% as of December 31, 2023 and 2024, respectively. The expected credit loss rates for financing receivables are 8.3% and 4.9% as of December 31, 2023 and 2024, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 14.3% and 22.7% as of December 31, 2023 and 2024, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

2.34 Concentration and risks (Continued)

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB51.2 billion and RMB48.9 billion as of December 31, 2023 and 2024, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The depreciation of the RMB against the US$ was approximately 2.8% for the year ended December 31, 2024. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Cash and cash equivalents (i):
Cash	17,994,611	10,469,689
Cash equivalents	1,640,105	973,276
Restricted cash (ii):
Current	6,222,745	8,858,449
Total cash, cash equivalents and restricted cash	25,857,461	20,301,414
(i)	Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2022, 2023 and 2024 are 3.6%, 3.9% and 4.0%, respectively.
(ii)	The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s agency, guarantee, property development business and financing services; 3) borrowings from commercial banks for limited purpose; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash are 76.2%, 19.1%, 4.5%, and 0.2% as of December 31, 2023; 72.0%, 27.5%, nil, and 0.5% as of December 31, 2024, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Short‑term investments:
Bank time deposits	7,690,166	14,874,498
Wealth management products	26,415,902	20,474,093
Held-to-maturity debt investments	151,890	5,417,761
Available-for-sale debt investments	—	551,348
Total	34,257,958	41,317,700

The following table sets forth selected data with respect to the Group’s short-term investments at December 31, 2024:

As of December 31, 2024
	Cost or	Gross	Gross
	amortized cost	unrecognized	unrecognized
	less allowance	holding	holding
	for credit losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Held-to-maturity debt investments	5,417,761	5,934	(3,652)	5,420,043	742,543
Available-for-sale debt investments	554,623	—	(3,275)	551,348	75,534

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Current:
Prepaid rental and other deposits	1,625,026	1,552,279
Inventories of properties (i)	—	1,090,661
Other inventories	304,208	519,215
Advances to suppliers	574,170	692,542
VAT-input deductible	707,416	637,686
Capitalized costs of obtaining contracts and prepaid initial direct costs (ii)	338,811	551,461
Deposits paid to real estate developers (iii)	222,604	196,241
Investment guarantee deposit (iv)	—	153,577
Deposit paid for acquisition of land used for properties development (v)	—	122,430
Prepaid income tax	177,560	64,163
Staff advances	65,253	59,762
Receivable related to employees’ exercise of share-based awards	88,739	44,521
Interests receivable	14,664	15,263
Receivables from escrow account	6,676	9,992
Others	541,849	542,907
Total	4,666,976	6,252,700

Non‑current:
Deferred tax asset (Note 18)	1,113,692	1,005,127
VAT-input deductible	192,991	194,818
Prepayment for land use right (vi)	154,575	—
Others	11,783	22,332
Total	1,473,041	1,222,277
(i)	Inventories of properties

Inventories of properties represent development expenditures incurred related to the Group’s property under development in Chengdu under Beihaojia business.

(ii)	Capitalized costs of obtaining contracts and prepaid initial direct costs

For the years ended December 31, 2023 and 2024, RMB587.2 million and RMB876.2 million are amortized respectively.

(iii)	Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(iv)	Investment guarantee deposit

Investment guarantee deposit represents deposit paid for an equity investment under Beihaojia business.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS (CONTINUED)

(v)	Deposit paid for acquisition of land used for properties development

Deposit paid for acquisition of land used for properties development represents the deposit paid for acquisition of the residential land parcel in Shanghai under Beihaojia business.

(vi)	Prepayment for land use right

The Group entered into a 40 years land use right purchase agreement in October 2023 at a total consideration of RMB309.2 million. Pursuant to the agreement, RMB154.6 million has been paid off as of December 31, 2023 and the rest RMB154.6 million was paid off in January 2024. The land use right purchased related to a parcel of land located in Hangzhou, which was acquired for the Group’s home renovation and furnishing business. The Group has obtained the land use right certification in July 2024.

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
New home transaction services	3,750,996	5,863,587
Existing home transaction services	483,901	546,658
Home renovation and furnishing	99,935	265,355
Home rental services	89,806	52,135
Emerging and other services	158,997	86,681
Accounts receivable	4,583,635	6,814,416
Allowance for credit losses	(1,566,129)	(1,517,099)
Accounts receivable, net	3,017,506	5,297,317

RMB5.9 billion of the Group’s gross accounts receivable was from new home transaction services with RMB1.3 billion allowance for credit losses was recorded as of December 31, 2024.

The contract assets are mainly related to the Group’s home renovation business. The Group’s timing of revenue recognition may differ from the timing of invoicing to customers. The Group’s contract assets represent the amount of contract revenue recognized but not yet billed pursuant to contract terms.

Contract assets, net consists of the following:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Contract assets – gross	273,661	319,736
Allowance for credit losses	(114,998)	(119,064)
Contract assets, net	158,663	200,672

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (CONTINUED)

The movements in the allowance for credit losses of accounts receivable were as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(2,151,271)	(1,951,419)	(1,566,129)
Reversal/(Additions)	76,184	(174,237)	(108,963)
Write‑offs	123,668	559,527	157,993
Balance at the end of the year	(1,951,419)	(1,566,129)	(1,517,099)

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
– Up to 3 months	2,056,388	4,315,046
– 3 months to 1 year	617,635	649,209
– Over 1 year	1,909,612	1,850,161
Accounts receivable	4,583,635	6,814,416
Less: allowance for credit losses	(1,566,129)	(1,517,099)
Accounts receivable, net	3,017,506	5,297,317

7. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2023 and 2024 consisted of the following:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Short‑term:
Financing receivables from consolidated Trusts	1,316,432	2,830,180
Financing receivables from micro‑loan platforms	153,809	152,677
Total short‑term financing receivables	1,470,241	2,982,857
Allowance for credit losses	(122,482)	(147,330)
Total short‑term financing receivables, net	1,347,759	2,835,527

These balances represent short-term financing receivables that are personal credit loans to property owners and tenants, and to other individual borrowers, all of which are due within one year as of December 31, 2023 and 2024.

Financing Receivables – Allowance for Credit Losses and Credit Quality

The allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. The management updated the current expected credit loss (“CECL”) model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses decreased to 4.9% of gross financing receivables (net of unearned income) at December 31, 2024 from 8.3% at December 31, 2023, which were mainly attributable to fewer delinquencies in 2024.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

The activities in the provision for credit losses for the years ended December 31, 2022, 2023 and 2024, respectively, consisted of the following:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Beginning balance	(131,762)	(139,427)	(122,482)
(Provisions) Reversals	(18,658)	7,573	(27,017)
Write‑offs	10,993	9,372	2,169
Ending balance	(139,427)	(122,482)	(147,330)

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category are 7.0% and 3.7% as of December 31, 2023 and 2024, respectively.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category are 47.9% and 91.6% as of December 31, 2023 and 2024, respectively.

Delinquency:

Based on the past due days, the Group separates the contracts into 6 groups including current, 1-29 days past due, 30-59 days past due, 60-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 11.0% and 5.9% as of December 31, 2023 and 2024, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. FINANCING RECEIVABLES, NET (CONTINUED)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

					180 days
	1‑29 Days	30‑59 Days	60‑89 Days	90‑179 Days	or greater	Total
RMB in thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Property transaction related business
2018 and before	—	—	—	—	31,215	31,215	—	31,215
2019	—	—	—	—	13,222	13,222	—	13,222
2020	—	—	—	—	12,618	12,618	—	12,618
2021	—	—	—	—	46,333	46,333	—	46,333
2022	—	—	—	—	3,740	3,740	—	3,740
2023	5,545	—	—	763	1,027	7,335	1,308,553	1,315,888
Subtotal	5,545	—	—	763	108,155	114,463	1,308,553	1,423,016
Non-property transaction related business
2018 and before	—	—	—	—	4,731	4,731	—	4,731
2019	—	—	—	—	31,137	31,137	—	31,137
2020	—	—	—	—	4,079	4,079	—	4,079
2021	—	—	—	1,600	5,314	6,914	—	6,914
2022	—	—	—	—	364	364	—	364
Subtotal	—	—	—	1,600	45,625	47,225	—	47,225
December 31, 2023	5,545	—	—	2,363	153,780	161,688	1,308,553	1,470,241
Property transaction related business
2018 and before	—	—	—	—	31,215	31,215	—	31,215
2019	—	—	—	—	13,222	13,222	—	13,222
2020	—	—	—	—	10,197	10,197	—	10,197
2021	—	—	—	—	45,625	45,625	—	45,625
2022	—	—	—	—	391	391	—	391
2023	—	—	—	—	2,624	2,624	—	2,624
2024	20,687	204	1,600	561	7,589	30,641	2,805,961	2,836,602
Subtotal	20,687	204	1,600	561	110,863	133,915	2,805,961	2,939,876
Non-property transaction related business
2018 and before	—	—	—	—	4,182	4,182	—	4,182
2019	—	—	—	—	29,575	29,575	—	29,575
2020	—	—	—	—	3,682	3,682	—	3,682
2021	—	—	—	—	5,210	5,210	—	5,210
2022	—	—	—	—	332	332	—	332
Subtotal	—	—	—	—	42,981	42,981	—	42,981
December 31, 2024	20,687	204	1,600	561	153,844	176,896	2,805,961	2,982,857

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Office building	689,703	697,136
Vehicles	22,085	23,939
Computer equipment	1,046,672	1,179,606
Furniture and office equipment	373,893	395,828
Leasehold improvement	2,717,396	3,477,118
Construction in progress	293,928	176,006
Total	5,143,677	5,949,633
Less: accumulated depreciation	(3,159,307)	(3,530,150)
Less: accumulated impairment	(19,272)	(19,272)
Net book value	1,965,098	2,400,211

Depreciation expenses recognized for the years ended December 31, 2022, 2023 and 2024 amounted to RMB918.3 million, RMB775.0 million and RMB743.7 million, respectively.

9. INTANGIBLE ASSETS, NET

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Software	115,297	127,645
Trademarks and domain names	1,195,161	1,200,889
Non‑competition agreements	460	—
Advertising resources	2,478,945	—
Licenses	349,912	441,105
Total	4,139,775	1,769,639
Less: accumulated amortization	(2,815,803)	(603,056)
Less: accumulated impairment	(256,513)	(308,948)
Net book value	1,067,459	857,635

Amortization expenses recognized for the years ended December 31, 2022, 2023 and 2024 amounted to RMB584.5 million, RMB627.1 million and RMB268.7 million, respectively.

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods is as follows:

Amounts
RMB
(in thousands)
Within 1 year	133,521
Between 1 and 2 years	124,601
Between 2 and 3 years	119,162
Between 3 and 4 years	114,957
Thereafter	365,394
Total	857,635

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES

(a)The Group as a lessee

The components of lease cost for the years ended December 31, 2022, 2023 and 2024 were listed as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Operating lease cost	4,216,897	7,785,841	14,221,894
Short‑term lease cost	39,941	50,659	83,665
Total	4,256,838	7,836,500	14,305,559

Supplemental cash flows information related to leases was as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	3,652,435	7,965,277	14,896,620
Right‑of‑use assets obtained in exchange for lease liabilities:
Total right‑of‑use assets obtained in exchange for new operating lease liabilities	11,427,030	15,489,351	18,507,830

The components of right‑of‑use assets obtained in exchange for new operating lease liabilities were as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Right‑of‑use assets obtained in exchange for lease liabilities
Store leases	4,054,404	3,262,410	2,730,509
Administrative office leases	493,255	273,088	487,708
Leases of rental property management services	6,879,371	11,953,853	15,289,613
Total	11,427,030	15,489,351	18,507,830

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Operating leases
Store leases	5,460,840	5,825,835
Administrative office leases	626,652	755,707
Leases of rental property management services	11,447,181	16,393,250
Land use rights	83,242	392,087
Total operating lease assets	17,617,915	23,366,879
Operating lease liabilities, current	9,368,607	13,729,701
Operating lease liabilities, non‑current	8,327,113	8,636,770
Total operating lease liabilities	17,695,720	22,366,471

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

	For the Year Ended December 31,
	2022	2023	2024

Weighted‑average remaining lease term (in years)
Operating leases	2.90	2.43	2.38
Land use rights	44.17	43.18	39.68

Weighted‑average discount rate
Operating leases	4.5%	4.3%	3.8%
Land use rights	4.7%	4.7%	4.0%

Maturities of lease liabilities were as follows:

As of
December 31,
2024
RMB
(in thousands)
2025	13,860,129
2026	5,157,823
2027	1,904,227
2028	874,187
2029	487,757
Thereafter	697,844
Total undiscounted lease payments	22,981,967
Less: imputed interest	(615,496)
Total lease liabilities	22,366,471

The Group’s lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

(b)The Group as a lessor

Lease income for the year ended 2022, 2023 and 2024 were as follows, which are included in the home rental services line item in the consolidated statements of comprehensive income (loss):

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Operating lease income	1,446,674	5,533,035	12,977,296
Total lease income	1,446,674	5,533,035	12,977,296

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. LEASES (CONTINUED)

Maturities of undiscounted lease payments to be received were as follows:

As of
December 31,
2024
RMB
(in thousands)
2025	9,881,681
2026	928,549
2027	115,130
2028	15,232
2029	11,333
Thereafter	32,514
Total undiscounted lease payments	10,984,439

11. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Investments in equity method investees	436,344	360,965
Investments accounted for at fair value	660,112	1,014,400
Equity investments without readily determinable fair value using the NAV practical expedient	86,240	60,691
Equity investments without readily determinable fair value using the measurement alternative	43,746	41,377
Long-term time deposits	15,352,785	15,568,643
Held-to-maturity debt investments	1,729,602	1,808,331
Available-for-sale debt investments	5,262,159	4,935,699
Total long-term investments	23,570,988	23,790,106

Investments in equity method investees

The carrying amount of the Group’s equity method investments were RMB436.3 million and RMB361.0 million as of December 31, 2023 and 2024, respectively. For the years ended December 31, 2022, 2023 and 2024, the impairment recognized for equity method investments were nil, RMB10.4 million and nil, respectively.

The Group recognized share of profit from equity method investments of RMB44.6 million, RMB9.1 million, RMB10.2 million for the years ended December 31, 2022, 2023 and 2024, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Investments accounted for at fair value

The following table shows the carrying amount and fair value of investments accounted for at fair value:

		Gross	Gross
		unrealized	unrealized	Exchange
	Cost basis	gains	losses	adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Marketable securities (i)	96,848	—	(69,035)	4,932	32,745
Unlisted equity securities and loan receivables measured at fair value (ii)	238,015	778	(161,126)	—	77,667
Wealth management products (iii)	537,500	12,200	—	—	549,700
Balance at December 31, 2023	872,363	12,978	(230,161)	4,932	660,112
Marketable securities (i)	96,848	—	(46,420)	5,736	56,164
Unlisted equity securities and loan receivables measured at fair value (ii)	233,088	—	(200,516)	—	32,572
Wealth management products (iii)	896,920	31,766	(3,028)	6	925,664
Balance at December 31, 2024	1,226,856	31,766	(249,964)	5,742	1,014,400

(i)Marketable securities

Marketable securities represent investments in the equity securities of publicly listed companies, for which the Group does not have significant influence. The marketable securities are valued using the market approach based on the quoted prices in active markets at the reporting date. The Group classifies the valuation techniques that use these inputs as Level 1 of fair value measurements.

(ii)Unlisted equity securities and loan receivables measured at fair value

Investment in IFM Investments Limited (“IFM”)

In October 2017, the Group purchased 10.0% ownership in IFM, a company focusing on real estate agency business in the PRC, through subscription of 308,084,916 convertible redeemable preferred shares newly issued by IFM at an aggregated subscription price of RMB60.0 million. Concurrent with the preferred share investment, the Group entered into a convertible note purchase agreement on August 14, 2017 to purchase convertible notes issued by IFM in the principal amount of US$ equivalent of RMB40.0 million with maturity period of 30 months and interest rate per annum of 12.0%. The convertible notes were convertible into IFM’s preferred shares at a discounted price. The Group elected the fair value option to measure the preferred share investments and the entire convertible note with the assistance of an independent valuation firm.

In 2019, the Group launched a series of incentive programs to incentivize real estate brokerage firms to join the Group’s platform. IFM is one of the leading firms in the real estate agency business industry. In May 2019, to incentivize IFM to join the Group’s platform, the Group made additional investment of RMB308.0 million to acquire certain percentage of IFM’s preferred and ordinary shares, converted the convertible note into preferred shares and provided RMB130.0 million loan to IFM’s controlling shareholder, which is secured by 17.5% ownership of IFM. Total consideration of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB438.0 million. The fair value of the additional investment in IFM and the loan to IFM’s controlling shareholder was RMB120.1 million on the transaction date. The difference of RMB317.9 million between the consideration paid and the fair value received was considered and recognized as deemed marketing expenses.

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

As of December 31, 2023 and 2024, the Group held 37.6% equity interests in IFM and the fair value of the investment amounted to RMB57.1 million and RMB31.9 million, respectively.The fair value of the loan to IFM’s controlling shareholder amounted to RMB1.1 million and RMB0.6 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

(iii)Wealth management products

As part of the Group’s cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions. These wealth management products were with maturity of over one year, or can be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments. The Group classifies those investments that use similar identifiable transaction prices when applying valuation techniques as Level 2 of fair value measurements and those investments that measured using significant unobservable inputs as Level 3 of fair value measurements. For the years ended December 31, 2022, 2023 and 2024, gain of RMB19.1 million, RMB11.7 million and RMB16.5 million resulting from changes in fair value of the wealth management products under fair value option was recorded in earnings in the consolidated statements of comprehensive income (loss), respectively.

Equity investments without readily determinable fair value using the NAV practical expedient

Equity investments without readily determinable fair values include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investment in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2023 and 2024, the carrying amount of the Group’s investment in private equity fund was approximately RMB86.2 million and RMB60.7 million, respectively. Investments in the private equity fund is subject to a lock-up period of 8 years from September 2018 which restricts investor from withdrawing from the fund during the investment period.

Equity investments without readily determinable fair value using the measurement alternative

As of December 31, 2023 and 2024, investments accounted for under measurement alternative were RMB43.7 million and RMB41.4 million, respectively. There was no upward adjustment identified by the management for the year ended December 31, 2024.

The total carrying value of investment in private companies accounted for under measurement alternative held as of December 31, 2023 and 2024 were as follows:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Initial cost basis	839,296	829,938
Cumulated unrealized losses (including impairment)	(795,550)	(788,561)
Total carrying value	43,746	41,377

For the years ended December 31, 2022, 2023 and 2024, RMB591.9 million, RMB28.8 million, and RMB9.4 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in “Impairment loss for equity investments accounted for using measurement alternative” in the Group’s consolidated statements of comprehensive income (loss). The Group classifies the valuation techniques on those investments that using similar identifiable transaction prices as Level 2 of fair value measurements.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LONG-TERM INVESTMENTS, NET (CONTINUED)

Long-term time deposits

The Group’s long-term time deposits are time deposits placed with banks with original maturities more than one year and those matured date within one year will be reclassified to short-term investments. As of December 31, 2024, deposits were denominated in RMB amounting to approximately RMB15.6 billion, among which RMB5.5 billion will be matured in 2026 and the remaining RMB10.1 billion will be matured in 2027.

Held-to-maturity debt investments

During the years ended December 31, 2024, the Group recorded investment income from its long-term held-to-maturity debt investments of RMB11.2 million in the consolidated statements of comprehensive income (loss). Long-term held-to-maturity debt investments as of December 31, 2024 are shown as below, which would be due in 1 to 2 years:

As of December 31, 2024
		Gross	Gross
	Cost or	unrecognized	unrecognized
	Amortized	holding	holding	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Held-to-maturity debt investments	1,808,331	—	(9,887)	1,798,444	246,386

Available-for-sale debt investments

Available-for-sale debt investments as of December 31, 2024 are shown as below:

As of December 31, 2024
	Cost or	Gross	Gross
	Amortized	unrealized	unrealized	Fair
	cost	gains	losses	value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Available-for-sale debt investments	5,079,742	—	(144,043)	4,935,699	676,188

Estimated allowances for credit losses of available-for sales are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. Based on this evaluation, no allowance for credit losses on debt securities was recorded as of December 31, 2024.

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2023	2024
	RMB	RMB	US$

	(in thousands)
Expected to be redeemed by the issuer in 1 year to 2 years	5,262,159	4,935,699	676,188

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. GOODWILL

For the years ended December 31, 2023 and 2024, the changes in the carrying value of goodwill by segment are as follows:

	Existing home	New home	Home
	transaction	transaction	renovation
	services	services	and furnishing	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Gross Carrying Value
As of December 31, 2022	1,547,772	1,691,080	3,223,997	6,462,849
Addition	17,978	—	—	17,978
Disposal	(1,989)	—	—	(1,989)
As of December 31, 2023	1,563,761	1,691,080	3,223,997	6,478,838
Addition(i)	37,628	—	—	37,628
Disposal(ii)	(20,463)	—	—	(20,463)
As of December 31, 2024	1,580,926	1,691,080	3,223,997	6,496,003

Accumulated impairment
As of December 31, 2022	(949,390)	(563,032)	(16,192)	(1,528,614)
Impairment	(59,163)	(34,254)	—	(93,417)
As of December 31, 2023	(1,008,553)	(597,286)	(16,192)	(1,622,031)
Impairment(iii)	(68,920)	(29,276)	—	(98,196)
Disposal	1,644	—	—	1,644
As of December 31, 2024	(1,075,829)	(626,562)	(16,192)	(1,718,583)

Net Carrying Value
As of December 31, 2022	598,382	1,128,048	3,207,805	4,934,235
As of December 31, 2023	555,208	1,093,794	3,207,805	4,856,807
As of December 31, 2024	505,097	1,064,518	3,207,805	4,777,420
(i)

During the year ended December 31, 2024, the Group acquired one local real estate agency company which primarily engaged in existing home transaction services in Guangdong Province, resulting in the recognition of RMB37.6 million of goodwill.

(ii)

During the year ended December 31, 2024, the Group disposed several local real estate agency companies which primarily engaged in existing home transaction services in multiple cities and RMB20.5 million of goodwill was derecognized.

(iii)	The Group performed goodwill impairment assessments for all its reporting units as of December 31, 2024, and weighed the qualitative relevant factors and quantitative assessment results in totality. As the actual financial performance of certain reporting units did not meet prior forecasted expectations due to unfavorable local market conditions, RMB98.2 million goodwill impairment loss was recorded, including RMB68.9 million related to reporting units within the existing home transaction services segment and RMB29.3 million related to reporting units within the new home transaction services segment.

In performing quantitative impairment test, the Group used an income approach based on a discounted cash flow model (“DCF model”). Forecasts of future cash flows are based primarily on the best estimate of future net revenues, gross margin and operating expenses, which subject to expected business operation, local market development, and general economic conditions. Material changes in these forecasts could significantly change the amount of impairment recorded. Therefore it may be necessary to record further impairment charges to these reporting units in the future, if any changes occur.

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

As of December 31, 2024, the fair value of the home renovation and furnishing reporting unit exceeded its carrying value by 5.5%. The estimated fair value of a reporting unit is highly sensitive to changes in managements estimates and assumptions including, but not limited to, the revenue growth rate and discount rate. The estimated fair value will fall below carrying amount of the reporting unit if revenue growth rate decreases by 1.4% for each of the forecast year or if discount rate increases by 0.4%.

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts to the projections used in the impairment test for the reporting unit discussed above, including changes in customer behavior, decreases in delivery capability, and delays or difficulties in achieving the Group’s profitability goals, could cause the fair value of this reporting unit to fall below its carrying value and a non-cash impairment charge would be required. Such a charge could have a material effect on the consolidated statement of comprehensive income (loss) and consolidated balance sheet.

Impairment loss of goodwill recognized for the years ended December 31, 2022, 2023 and 2024 were RMB141.8 million, RMB93.4 million and RMB98.2 million, respectively. As of December 31, 2023 and 2024, the original gross amounts of goodwill were RMB6,478.8 million and RMB6,496.0 million, respectively, and the accumulated impairment losses were RMB1,622.0 million and RMB1,718.6 million, respectively.

13. BORROWINGS

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Short‑term borrowings	290,450	288,280
Total	290,450	288,280

As of December 31, 2023 and 2024, the contractual maturities of the borrowings are all within one year.

In September 2023, Beike Technology Co., Ltd. entered into a RMB277.8 million 267-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.35%. RMB43.3 million, RMB47.8 million and RMB186.7 million were scheduled to be paid off on February 29, 2024, March 31, 2024 and June 21, 2024, respectively. The borrowing was fully paid off upon maturity in 2024.

In December 2023, Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd. entered into a RMB12.7 million 363-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.30%. RMB3.2 million and RMB9.5 million were scheduled to be paid off on June 30, 2024 and December 25, 2024, respectively. The borrowing was fully paid off upon maturity in 2024.

In January 2024, Beike Technology Co., Ltd. entered into a RMB222.2 million 365-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.00%. RMB23.3 million, RMB3.9 million, RMB22.8 million, RMB23.3 million and RMB148.9 million are scheduled to be paid off on March 31, 2024, June 30, 2024, July 12, 2024, September 30,2024 and January 11, 2025, respectively. As of December 31, 2024, RMB148.9 million was still outstanding.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. BORROWINGS (CONTINUED)

In January 2024, Tianjin Lianjia Baoye Real Estate Brokerage Co., Ltd. entered into a RMB10.2 million 365-day short-term borrowing contract with a bank at a fixed borrowing rate of 3.00%. RMB1.7 million and RMB8.5 million are scheduled to be paid off on July 18, 2024 and January 18, 2025, respectively. As of December 31, 2024, RMB8.5 million was still outstanding.

In May 2024, Beike Technology Co., Ltd. entered into a RMB53.0 million 359-day short-term borrowing contract with a bank at a fixed borrowing rate of 2.83%. RMB8.8 million, RMB8.9 million and RMB35.3 million are scheduled to be paid off on June 30, 2024, December 31, 2024 and May 25, 2025, respectively. As of December 31, 2024, RMB35.3 million was still outstanding.

In June 2024, Beike Technology Co., Ltd. entered into a RMB186.7 million 358-day short-term borrowing contract with a bank at a fixed borrowing rate of 2.83%. RMB43.3 million, RMB47.8 million, RMB47.8 million and RMB47.8 million are scheduled to be paid off on August 31, 2024, September 30, 2024, March 21, 2025 and June 21, 2025, respectively. As of December 31, 2024, RMB95.6 million was still outstanding.

14. ACCOUNTS PAYABLE

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Payable related to new home transaction business	4,081,051	5,954,209
Payable for home renovation materials and construction costs	1,375,333	1,713,179
Payable for acquisition of land used for properties development	—	538,406
Payable for advertising fees	305,108	396,364
Payable for internet service fees	166,085	333,835
Payable for leasehold improvements	92,924	262,805
Others	308,015	293,831
Total	6,328,516	9,492,629

An ageing analysis of the trade payable as of December 31, 2023 and 2024, based on the invoice date, is as follow:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
– Up to 3 months	5,980,363	9,116,991
– 3 months to 1 year	221,018	210,375
– Over 1 year	127,135	165,263
Accounts payable	6,328,516	9,492,629

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Deposit related to home renovation and furnishing services	961,966	1,630,275
Deposit related to home rental services	832,877	1,434,338
Deposit related to new home transaction services	1,388,784	1,151,475
Deposit related to franchise services	1,014,348	1,103,229
Other tax payables	335,395	436,496
Accrued operating expenses	291,914	366,454
Payable related to escrow accounts services (i)	153,670	115,160
Payable of share repurchase consideration	5,683	94,925
Payable related to employees’ exercise of share-based awards	55,783	41,481
Deferred guarantee revenue	25,671	23,360
Others	629,857	871,312
Total	5,695,948	7,268,505
(i)	Payable related to escrow accounts services refers to payments collected on behalf of parties involved in home transaction services. The payments will be paid as the transaction processes.

16. OTHER INCOME, NET

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Investment income, net	795,804	950,332	679,278
Government grants	668,372	762,070	731,198
Others	104,411	156,898	155,562
Total	1,568,587	1,869,300	1,566,038

17. INTEREST INCOME, NET

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Interest income	769,094	1,291,485	1,288,714
Interest expense	(14,053)	(17,241)	(12,654)
Bank charges	(11,124)	(9,068)	(14,650)
Others	(433)	(1,844)	(1,247)
Total	743,484	1,263,332	1,260,163

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION

Income tax

Current income tax is recorded in accordance with the laws of the relevant tax jurisdictions.

The Group applies the assets and liabilities method of income taxes in accordance with ASC 740, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements. Under this method, deferred tax assets and liabilities are provided based on temporary differences arising between the tax bases of assets and liabilities and financial statements, using enacted tax rates that will be in effect in the period in which the differences are expected to reverse.

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2022, 2023 and 2024. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2022, 2023 and 2024.

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

Hong Kong

Hong Kong income tax rate is two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong profits tax was provided for the assessable profit that was subject to Hong Kong profits tax during the years ended December 31, 2022, 2023 and 2024. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong to the Group are not subject to any Hong Kong withholding tax.

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

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they conducted business in certain encouraged high-tech sectors or areas and got the certificates from the competent tax authorities. The privileges cannot be applied simultaneously. Three, three and four entities in the Group for the years ended December 31, 2022, 2023 and 2024, respectively, were qualified as “high and new technology enterprise” and had a 15% preferential income tax rate.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. Six, one and no entities in the Group for the years ended December 31, 2022, 2023 and 2024, respectively, were qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

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

The Organization for Economic Co-operation and Development (“OECD”) has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. One country in which the Group does business have enacted implementing legislation effective January 1, 2024. Based on the Group’s analysis of such enacted legislation for jurisdictions in which the Group operates, there was not a material impact to the Group’s 2024 income tax provision.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

Composition of income tax expense

The components of income (loss) before tax for the years ended December 31, 2022, 2023 and 2024, are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Income (loss) before income tax expense
Income from China operations	2,936,269	10,550,583	9,143,316
Loss from non‑China operations	(2,643,979)	(2,666,588)	(2,273,247)
Total income before income tax expense	292,290	7,883,995	6,870,069

Income tax expense from China operations
Current income tax expense	1,275,779	2,243,600	2,595,844
Deferred tax expense (benefit)	237,615	(273,191)	223,235
Income tax expense from China operations	1,513,394	1,970,409	2,819,079
Income tax expense (benefit) from non-China operations	176,180	23,982	(27,190)
Total income tax expense	1,689,574	1,994,391	2,791,889

For the years ended December 31, 2022, 2023 and 2024, loss from non-China operations are mainly resulted from (i) share-based compensation expenses amounting to RMB2,425.2 million, RMB3,215.5 million and RMB2,726.1 million, respectively; and (ii) gains from investment in wealth management products amounting to RMB192.4 million, RMB452.5 million and RMB424.0 million, respectively.

The income tax expense (benefit) applicable to the Group’s operations for the years ended December 31, 2022, 2023 and 2024, differs from the amount computed by applying the PRC statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,
	2022	2023	2024
Statutory income tax rate	25.0%	25.0%	25.0%
Tax effect of preferential treatments	(39.5)%	(3.7)%	(3.0)%
Tax effect of tax-exempt entities	253.4%	8.4%	8.3%
Effect on tax rates in different tax jurisdiction	33.0%	0.3%	(0.4)%
Tax effect of permanent difference	151.9%	(4.1)%	(0.7)%
Tax effect of R&D deduction and others	(58.0)%	(2.0)%	(2.3)%
Change in valuation allowance	212.2%	1.4%	13.7%
Effect tax rates	578.0%	25.3%	40.6%

The changes of effective tax rate for the years ended December 31, 2023 and 2024 are primarily driven by the change in valuation allowance as less net operation loss carryforwards are expected to be realized prior to expiration.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

Composition of income tax expense (continued)

The following table sets forth the effect of tax holiday related to China operations:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands, except for per share data)
Tax holiday effect	115,521	294,698	209,494
Basic net income per share effect	0.03	0.08	0.06
Diluted net income per share effect	0.03	0.08	0.06
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,569,179	3,521,380	3,409,773
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,569,179	3,611,653	3,537,408

Composition of deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities before net off as of December 31, 2023 and 2024 are as follows:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Deferred tax assets
Net operating loss carrying forward	3,144,161	3,412,316
Asset impairment	779,493	916,690
Deferred rental cost	17,642	19,280
Unrealized profits	154,012	252,024
Accrual expense	371,329	463,523
Others	75,825	89,840
Less: Valuation Allowance	(3,385,876)	(4,127,927)
Deferred tax assets, net of valuation allowance	1,156,586	1,025,746

Deferred tax liabilities
Fair value change of certain investments	(18,544)	(69,263)
Intangible assets	(299,025)	(213,183)
Deferred revenue	(4,666)	(55,870)
Total deferred tax liabilities	(322,235)	(338,316)

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

Composition of deferred tax assets and liabilities (continued)

The movements of the valuation allowance for the years ended December 31, 2022, 2023 and 2024 are as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(2,892,268)	(3,310,975)	(3,385,876)
Remeasurement due to application of preferential tax rate	—	(17,011)	(1,839)
Additions	(1,029,453)	(794,643)	(1,280,549)
Reversals	575,365	687,180	282,244
Write-offs	35,381	49,573	258,093
Balance at the end of the year	(3,310,975)	(3,385,876)	(4,127,927)

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

As of December 31, 2022, 2023 and 2024, the Group had net operating loss carryforwards of approximately RMB11,545.8 million, RMB12,633.6 million and RMB13,602.6 million, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2022, 2023 and 2024, deferred tax assets arose from net operating loss carryforwards amounted to RMB2,788.1 million, RMB3,144.2 million and RMB3,412.3 million respectively, out of which, RMB2,702.6 million, RMB2,848.8 million and RMB3,243.5 million deferred tax assets were offset by valuation allowance, respectively, as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized. The remaining deferred tax assets, net of valuation allowance arose from net operating loss carryforwards as of December 31, 2022, 2023 and 2024 amounted to RMB85.5 million, RMB295.4 million and RMB168.8 million, respectively, are expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2024, the net operating loss carryforwards of RMB13,602.6 million will expire in the years ending December 31, 2025 through 2029, respectively, if not utilized.

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

The new CIT law also imposes a withholding income tax of 10% on dividends distributed by a VIE to its immediate holding company outside of China, if such immediate holding company is considered as a non-resident enterprise without any establishment or place within China or if the received dividends have no connection with the establishment or place of such immediate holding company within China, unless such immediate holding company’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. According to the arrangement between Mainland China and Hong Kong Special Administrative Region on the Avoidance of Double Taxation and Prevention of Fiscal Evasion in August 2006, dividends paid by a VIE in China to its immediate holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the VIE).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. TAXATION (CONTINUED)

Composition of deferred tax assets and liabilities (continued)

The Group intends to reinvest all PRC subsidiaries’ current retained earnings to further expand its business in China. In case the Group decides to distribute dividends in the future, the amount of such dividends will be capped at the profits earned during the corresponding period. The dividend declared by the Group will be paid with priority using offshore funds of the Group, including the existing fund held by offshore subsidiaries of the Group and funds obtained through financing in the future. The Group does not have plan to have any of its PRC subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies. Accordingly, no withholding income tax is accrued on the undistributed earnings of the PRC subsidiaries, VIEs and subsidiaries of the VIEs as of December 31, 2022, 2023 and 2024.

19. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group were as follows:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Included in:
Cost of revenues	356,844	502,523	521,293
Sales and marketing expenses	121,396	180,465	197,320
General and administrative expenses	1,659,755	2,345,895	1,821,817
Research and development expenses	287,254	186,666	185,645
Total	2,425,249	3,215,549	2,726,075
Share‑based compensation related to share options (a)	970,551	771,151	541,956
Share‑based compensation related to restricted share units (b)	361,071	813,294	1,097,177
Share-based compensation related to restricted shares (c)	1,093,627	1,631,104	1,086,942
Total	2,425,249	3,215,549	2,726,075

There was no income tax benefit recognized in the consolidated statements of comprehensive income (loss) for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2022, 2023 and 2024.

(a)Share-based compensations related to share options

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

(a)Share-based compensations related to share options (Continued)

The following table summarizes activities of the Company’s share options under 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise	contractual	intrinsic
	outstanding	price	life	value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2021	92,732,684	0.00002	8.11	621,926
Granted	4,073,400	0.00002
Exercised	(24,383,373)	0.00002
Forfeited or Cancelled or Lapsed	(12,600,293)	0.00002
Outstanding as of December 31, 2022	59,822,418	0.00002	7.30	278,373

Outstanding as of December 31, 2022	59,822,418	0.00002	7.30	278,373
Exercised	(17,029,713)	0.00002
Forfeited or Cancelled	(2,443,122)	0.00002
Outstanding as of December 31, 2023	40,349,583	0.00002	6.39	218,022

Outstanding as of December 31, 2023	40,349,583	0.00002	6.39	218,022
Exercised	(14,183,427)	0.00002
Forfeited or Cancelled	(322,209)	0.00002
Outstanding as of December 31, 2024	25,843,947	0.00002	5.47	158,682
Vested and exercisable as of December 31, 2022	8,393,147	0.00002	6.56	39,056
Vested and exercisable as of December 31, 2023	7,610,018	0.00002	5.81	41,119
Vested and exercisable as of December 31, 2024	6,682,319	0.00002	5.30	41,029

The weighted-average grant date fair value for options granted under 2018 Share Option Plan for the years ended December 31, 2022 was US$5.8, computed using the binomial option pricing model. No share option was granted under 2018 Share Option Plan for the year ended December 31, 2023 and 2024.

During the years ended December 31, 2022, 2023 and 2024, the aggregate intrinsic value of share options exercised was US$129.4 million, US$92.8 million and US$72.8 million, respectively.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2022, 2023 and 2024 was RMB970.6 million, RMB771.2 million and RMB542.0 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

(a)Share-based compensations related to share options (Continued)

The fair value of each option granted under the Company’s Share Awards in 2018 Share Option Plan for the years ended December 31, 2022 was estimated on the date of each grant using the binomial option pricing model with the assumptions (or ranges thereof) in the following table:

For the Year Ended December 31,
2022
Exercise price (US$)	US$ 0.00002
Fair value of ordinary shares (US$)	3.72 ~ 6.31
Expected volatility	48.8% ~ 52.6%
Excepted term (in years)	10
Expected dividend yield	0%
Risk‑free interest rate	2.3% ~ 4.2%

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

As of December 31, 2024, there was RMB152.8 million of unrecognized compensation expense related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 1.0 years and may be adjusted for future changes in forfeitures.

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

Pursuant to the Amended 2020 Share Incentive Plan, 29,718,591 restricted share units have been granted to employees of the Group during the year ended December 31, 2024, which including 29,704,365 restricted share units are generally scheduled to be vested over continuous service period of one to five years, and 14,226 restricted share units are scheduled to be vested with performance condition.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

(b)	Share-based compensations related to restricted share units (Continued)

The following table summarizes activities of the Company’s restricted share units under 2020 Share Incentive Plan:

	Number of RSU	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2021	2,442,123	11.72
Granted	44,012,712	5.90
Vested	(576,720)	7.89
Forfeited	(4,375,617)	7.05
Outstanding as of December 31, 2022	41,502,498	6.08

Outstanding as of December 31, 2022	41,502,498	6.08
Granted	46,425,615	6.03
Vested	(5,963,517)	5.90
Forfeited or Cancelled	(2,002,524)	6.21
Outstanding as of December 31, 2023	79,962,072	6.07

Outstanding as of December 31, 2023	79,962,072	6.07
Granted	29,718,591	5.08
Vested	(22,936,809)	5.85
Forfeited or Cancelled	(2,466,456)	5.48
Outstanding as of December 31, 2024	84,277,398	5.80

The total share-based compensation expenses recognized for restricted share units for the year ended December 31, 2022, 2023 and 2024 was RMB361.1 million, RMB813.3 million and RMB1,097.2 million.

As of December 31, 2024, there was RMB2,180.3 million of unrecognized compensation expense related to restricted share units granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.3 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units for the year ended December 31, 2022, 2023 and 2024 was RMB29.6 million, RMB231.1 million and RMB901.5 million.

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

In May 2024, the transfer and dividend rights restrictions of 16,416,971 and 12,312,729 restricted shares granted to Mr. Peng Yongdong and Mr. Shan Yigang shall be removed according to the 2022 Global Share Incentive Plan. However, Mr. Peng Yongdong and Mr. Shan Yigang voluntarily extend the transfer and dividend rights restrictions of these restricted shares to the third anniversary of the stated vesting commencement date.

The extension of restriction on the restricted shares met the definition of a modification under ASC 718, with no incremental share-based compensation expense incurred and the restricted shares have been vested under the original vesting conditions.

The total share-based compensation expenses recognized in relation to the above restricted Class A ordinary shares for the year ended December 31, 2022, 2023 and 2024 was RMB809.4 million, RMB1,225.9 million and RMB680.6 million.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. SHARE-BASED COMPENSATION (CONTINUED)

(c)	Share-based compensation related to restricted shares (Continued)

The following table summarizes activities of the Company’s restricted share under 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of
	restricted shares	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2021	—	—
Granted	170,008,293	4.38
Outstanding as of December 31, 2022	170,008,293	4.38

Outstanding as of December 31, 2022	170,008,293	4.38
Vested	(13,292,404)	4.29
Outstanding as of December 31, 2023	156,715,889	4.39

Outstanding as of December 31, 2023	156,715,889	4.39
Vested	(13,297,108)	4.29
Outstanding as of December 31, 2024	143,418,781	4.40

The total share-based compensation expenses recognized for restricted shares for the year ended December 31, 2022, 2023 and 2024 was RMB1,093.6 million, RMB1,631.1 million and RMB1,086.9 million.

As of December 31, 2024, there was RMB1,045.2 million of unrecognized compensation expense related to restricted shares granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.2 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the year ended December 31, 2022, 2023 and 2024 was nil, RMB364.9 million and RMB365.1 million.

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

On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to three years’ restriction. As of December 31, 2024, 26,589,512 shares’ restriction was removed.

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company’s 2022 Global Share Incentive Plan to Mr. PENG Yongdong and Mr. SHAN Yigang. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the Compensation Committee of the Board. As of December 31, 2024, there was no shares’ restriction removed.

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

During the year ended December 31 2022, 2023 and 2024, Ever Orient International Limited converted 1,023,202, 3,537,486 and 4,143,361 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, and Clover Rich Limited convert 443,952, 1,534,861 and 1,797,742 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

As of December 31, 2024, the Company issued 60,852,775 Class A Ordinary Shares to employee trust controlled by the Company upon early exercise of options, of which 54,010,742 shares have been exercised by employees.

During the year ended December 31, 2022, 2023 and 2024, the Company issued 31,999,998, 88,800,000 and 49,500,000 Class A Ordinary Shares to the depositary bank for future exercise of employees’ share options, of which 88,139,787 shares have been exercised by employees as of December 31, 2024.

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

On June 15, 2023, the Annual General Meeting approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. On August 31, 2023, the Board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been increased from US $1 billion of its Class A ordinary shares and/or ADSs to US$2 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2024.

On June 14, 2024, the Annual General Meeting approved to grant the board of directors a general unconditional mandate to purchase the Company’s own shares which covers the repurchases under the Extended Share Repurchase Program until the conclusion of the next AGM of the Company. On August 12, 2024, the Board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been increased from US$2 billion of its Class A ordinary shares and/or ADSs to US$3 billion of its Class A ordinary shares and/or ADSs and extended until August 31, 2025.

During the year ended December 31, 2022, 2023 and 2024, the Company repurchased 41,707,914, 141,064,215 and 144,663,195 Class A ordinary shares in the open market at prevailing market prices, and the total consideration paid for the purchases was US$187.3 million (RMB1,319.8 million), US$723.2 million (RMB5,150.6 million) and US$716.0 million (RMB5,101.1 million), respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. ORDINARY SHARES (CONTINUED)

During the year ended December 31, 2022, 2023 and 2024, the Company cancelled 35,246,628, 123,459,369 and 147,784,335 Class A ordinary share with a par value of US$0.00002 per share, which were repurchased under the share repurchase program, respectively.

As of December 31, 2024, 327,435,324 Class A ordinary shares have been purchased under the repurchase program with total consideration approximately US$1,626.5 million (RMB11,570.8 million) since the share repurchase program launched, and 306,490,332 Class A ordinary share have been cancelled with a par value of US$0.00002 per share, which were repurchased between September 2022 and September 2024.

21. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on recurring basis as of December 31, 2023 and 2024:

		Fair value measurement at
		reporting date using
		Quoted
		prices in
		active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2023	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Short-term investments
Short-term time deposits	7,690,166	—	7,690,166	—
Held-to-maturity debt investments	144,133	—	144,133	—
Long-term investments
Long-term time deposits	15,352,785	—	15,352,785	—
Held-to-maturity debt investments	1,701,240	—	1,701,240	—
Fair value measurements on a recurring basis
Short-term investments
Wealth management products	26,415,902	—	24,000,694	2,415,208
Long-term investments
Equity investments without readily determinable fair value using the NAV practical expedient (i)	86,240
Investments accounted for at fair value	660,112	32,745	512,200	115,167
Available-for-sale debt investments	5,262,159	—	5,262,159	—
Total	57,312,737	32,745	54,663,377	2,530,375

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

		Fair value measurement at reporting date using
		Quoted prices
		in active	Significant	Significant
		markets for	other	other
		identical	observable	unobservable
	December 31,	assets	inputs	inputs
	2024	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Short-term investments
Short-term time deposits	14,874,498	—	14,874,498	—
Held-to-maturity debt investments	5,420,043	—	5,420,043	—
Long-term investments
Long-term time deposits	15,568,643	—	15,568,643	—
Held-to-maturity debt investments	1,798,444	—	1,798,444	—
Fair value measurements on a recurring basis
Short-term investments
Wealth management products	20,474,093	—	19,224,772	1,249,321
Available-for-sale debt investments	551,348	—	551,348	—
Long-term investments
Equity investments without readily determinable fair value using the NAV practical expedient (i)	60,691
Investments accounted for at fair value	1,014,400	56,164	891,192	67,044
Available-for-sale debt investments	4,935,699	—	4,935,699	—
Total	64,697,859	56,164	63,264,639	1,316,365
(i)	Investments are measured at fair value using the NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Short-term investments:

Amounts
RMB
(in thousands)
Fair value as of December 31, 2022	2,999,393
Change in fair value (i)	136,907
Exchange adjustment	48,354
Disposal	(769,446)
Fair value as of December 31, 2023	2,415,208
Addition	357,930
Change in fair value (i)	57,579
Exchange adjustment	30,163
Disposal	(1,611,559)
Fair value as of December 31, 2024	1,249,321
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

Long-term investments:

Amounts
RMB
(in thousands)
Fair value as of December 31, 2022	126,055
Change in fair value (i)	4,007
Disposal	(14,895)
Fair value as of December 31, 2023	115,167
Addition	100
Change in fair value (i)	(43,196)
Disposal	(5,027)
Fair value as of December 31, 2024	67,044

(i)Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income (loss).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. FAIR VALUE MEASUREMENT (CONTINUED)

Assets Measured at Fair Value on a Non-Recurring Basis

Investments without readily determinable fair value

The Group measures equity method investments at fair value on a non-recurring basis only if an impairment charge is recognized.

For those equity investments without readily determinable fair value and accounted for other than under the equity method, the Group measures them at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer. If this measurement alternative is elected, changes in the carrying value of the equity investments will be required to be made whenever there are observable price changes in transactions for identical or similar investments of the same issuer. The implementation guidance notes that an entity should make a “reasonable effort” to identify price changes that are known or that can reasonably be known.

As of December 31, 2023 and 2024, certain investments were assessed for impairment by considering factors, including but not limited to, the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies. These investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value,with impairment charges incurred and recorded in consolidated statements of comprehensive income (loss) for the years then ended.

Non-financial assets

The Group’s non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews the long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets were recognized based on the impairment test using discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management’s assessment amount to RMB6.3 million, nil and RMB53.4 million for the years ended December 31, 2022, 2023 and 2024, respectively.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management’s assessment amount to RMB141.8 million, RMB93.4 million and RMB98.2 million for the years ended December 31, 2022, 2023 and 2024, respectively. The fair value of reporting units was determined using Level 3 inputs.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SEGMENT INFORMATION (CONTINUED)

In view of the increased scale and business importance of the Group’s home rental services, with reported revenues exceeding the quantitative threshold of reportable segment, effective beginning with the first quarter of 2024, the Group split out the home rental services as a separate reportable segment from emerging and other services segment and aligned its internal financial and segment reporting in accordance with this change. Prior period amounts have been recast to conform to the reporting structure for the current year.

Subsequent to the change, the Group operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segment:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market include i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; and iii) Other transaction services, such as transaction closing service through the Group’s transaction center.
(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.
(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.
(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.
(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income (loss) from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

Our CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, our CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. SEGMENT INFORMATION (CONTINUED)

(b)	Segments data

The following tables present summarized information by segment:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Existing home transaction services
Net revenues	24,123,703	27,954,135	28,201,003
Commission and compensation costs	(14,510,838)	(14,762,910)	(16,016,079)
Contribution	9,612,865	13,191,225	12,184,924
New home transaction services
Net revenues	28,650,374	30,575,778	33,653,403
Commission and compensation costs	(21,886,020)	(22,455,253)	(25,304,481)
Contribution	6,764,354	8,120,525	8,348,922
Home renovation and furnishing
Net revenues	5,046,627	10,850,497	14,768,947
Material costs, commission and compensation	(3,562,068)	(7,705,325)	(10,229,696)
Contribution	1,484,559	3,145,172	4,539,251
Home rental services
Net revenues	1,515,442	6,099,747	14,334,479
Property leasing costs, commission and compensation	(1,758,039)	(6,163,044)	(13,619,506)
(Deficit)/Contribution	(242,597)	(63,297)	714,973
Emerging and other services
Net revenues	1,332,633	2,296,775	2,499,666
Commission and compensation costs	(198,429)	(217,341)	(350,183)
Contribution	1,134,204	2,079,434	2,149,483

Reconciliation of profit/(loss)
Cost related to stores	(3,346,436)	(2,872,093)	(2,854,988)
Other costs	(1,626,202)	(1,882,952)	(2,138,510)
Amounts not allocated to segment:
Sales and marketing expenses	(4,573,382)	(6,654,178)	(7,783,341)
General and administrative expenses	(7,346,665)	(8,236,569)	(8,960,747)
Research and development expenses	(2,545,549)	(1,936,780)	(2,283,424)
Impairment of goodwill, intangible assets and other long-lived assets	(148,057)	(93,417)	(151,576)
Total operating expenses	(14,613,653)	(16,920,944)	(19,179,088)
Income (loss) from operations	(832,906)	4,797,070	3,764,967

The Company does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments are derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Company’s consolidated net sales for 2022, 2023 and 2024.

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

The following table sets forth the computation of basic and diluted net income (loss) per share for the years and periods indicated:

	For the Year Ended December 31,
	2022	2023	2024

	(RMB in thousands, except for share and per share data)
Numerator:
Net income (loss) attributable to KE Holdings Inc.	(1,386,074)	5,883,224	4,064,900
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,386,074)	5,883,224	4,064,900

Denominator:
Denominator for basic net income (loss) per share-weighted average ordinary shares outstanding	3,569,179,079	3,521,379,938	3,409,772,592
Adjustments for dilutive share options	—	9,338,346	11,026,547
Adjustments for dilutive restricted shares	—	72,916,553	104,034,579
Adjustments for dilutive restricted share units	—	8,018,183	12,574,311
Denominator for diluted net income (loss) per share-weighted average ordinary shares outstanding	3,569,179,079	3,611,653,020	3,537,408,029
Net income (loss) per share attributable to ordinary shareholders:
—Basic	(0.39)	1.67	1.19
—Diluted	(0.39)	1.63	1.15

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

During the year ended December 31, 2022, 2023 and 2024, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries (“Ziroom”)	A group which management or operating policies significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries (“Yuanjing Mingde”)	A group which management or operating policies significantly influenced by a director and/or a principal shareholder of the Company
IFM Investments Limited (“IFM”)	An affiliate company of the Group
Shengdu Home Renovation Co., Ltd. (“Shengdu”)	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd. (“Xinhewan”)	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Tencent Holdings Limited, its subsidiaries and its controlled affiliated entities (“Tencent”)	Principal owner of the Group
Suofeiya Shengdu Home (Zhejiang) Co., Ltd. (“Suofeiya Shengdu”)	An affiliate company of the Group

Shengdu was considered as a related party of the Group from December 10, 2021. On April 20, 2022, the Group completed the acquisition of Shengdu and Shengdu became a consolidated subsidiary of the Group. Transactions between the Group and Shengdu from the period of January 1, 2022 to April 19, 2022 are disclosed as related party transactions. Suofeiya Shengdu was previously a related party of Shengdu, and considered as a related party of the Group from April 20, 2022 upon completion of the acquisition. Transactions between the Group and Suofeiya Shengdu from the period of April 20, 2022 to December 31, 2024 are disclosed as related party transactions.

Yuanjing Mingde was a group which management or operating policies significantly influenced by a director and/or a principal shareholder of the Company. Such director ceased to be a director of Yuanjing Mingde from July 18, 2024 and the principal shareholder of the Company ceased to be a shareholder of Yuanjing Mingde from November 25, 2024. Transactions between the Group and Yuanjing Mingde before November 25, 2024 are disclosed as related party transactions.

Xinhewan was an affiliate company of the Group. On January 9, 2023, the Group terminated the investment in Xinhewan and Xinhewan was no longer a related party thereafter.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (CONTINUED)

(i)The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Revenues from related parties
Commission support services provided to brokerage firms	441,471	606,062	473,539
Platform services provided to IFM	65,258	91,825	98,180
Online marketing services provided to Ziroom	90,262	74,961	55,386
Agency services provided to Ziroom	34,197	51,118	16,185
Platform and franchise services provided to brokerage firms	13,011	27,184	24,325
Agency services provided to Yuanjing Mingde	5,183	6,901	2,192
Technical services provided to Tencent	745	—	—
Agency services and other services provided to Shengdu	8,700	—	—
Others	5,376	7,596	7,360
Total	664,203	865,647	677,167

Commission support services refer to transaction facilitation services provided to brokerage firms.

Platform services refer to the fees the Group charged for using the Group’s ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group’s Deyou brand.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

Agency services refer to services to facilitate home sales or leases. Marketing services commission was recognised upon the completion of contracts between referred customers and the related parties stated above.

Others refers to lease rental income from related parties, which have been disclosed below.

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Purchase services and goods from related parties
Referral services from brokerage firms	673,972	853,139	602,845
Online marketing and technical services from Tencent	159,564	122,452	186,970
Purchase of home furnishing from Suofeiya Shengdu	1,595	144,119	111,541
Rental and property management services from Yuanjing Mingde	27,379	21,882	13,949
Referral services from IFM	5,590	6,339	5,618
Services from Ziroom	8,131	10,661	4,774
Others	1,122	35,917	3,464
Total	877,353	1,194,509	929,161

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (CONTINUED)

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Other income, net
Interest income from loans provided to Xinhewan	4,301	—	—
Interest income and debt settlement expense related to loans provided to IFM	(753)	5,076	3,421
Interest income from loans provided to others	2,406	1,911	3,589
Total	5,954	6,987	7,010

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Operating lease cost related to lease with related parties
Operating lease cost related to lease with Yuanjing Mingde	18,092	12,133	6,050
Operating lease cost related to lease with Ziroom	175	72	—
Operating lease cost related to lease with brokerage firms	—	35	42
Total	18,267	12,240	6,092

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Operating lease income from related parties
Operating lease income from Suofeiya Shengdu	2,219	3,046	3,895
Total	2,219	3,046	3,895

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (CONTINUED)

(ii)As of December 31, 2023 and 2024, the Group had the following balances with related parties:

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Amounts due from and prepayments to related parties
Ziroom	350,047	337,752
IFM	3,128	4,170
Yuanjing Mingde	7,668	—
Tencent	2,542	3,115
Brokerage firms	20,713	20,074
Others	35,172	14,107
Total	419,270	379,218

Amounts due to related parties
Tencent	35,002	52,645
Ziroom	35,282	27,940
IFM	31,299	39,252
Yuanjing Mingde	17,819	—
Brokerage firms	302,246	271,125
Others	8,702	484
Total	430,350	391,446

As of December 31, 2024, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Loan receivables from related parties
Short‑term loans to IFM	15,000	10,000
Short-term loans to others (a)	13,030	8,797
Long-term loans to IFM	27,000	22,360
Long-term loans to others (a)	—	109,050
Total	55,030	150,207
(a)	The balance of loans includes loans the Group provided to entities that the Group has significant influence in, net of allowance for credit loss.

As of December 31, 2024, all loan receivables from related parties were non-trade in nature. In relation to the loans provided to the related parties stated above, the Group charged the related parties based on fair market interest rate, and cash flows resulted from the loans were presented within investing activities in the consolidated statements of cash flows.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. RELATED PARTY TRANSACTIONS (CONTINUED)

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands)
Operating Leases
Store leases from Yuanjing Mingde	69,391	—
Administrative office leases from brokerage firms	48	7
Total operating lease assets	69,439	7
Operating lease liabilities, current from Yuanjing Mingde	4,509	—
Operating lease liabilities, current from brokerage firms	41	7
Operating lease liabilities, non-current from Yuanjing Mingde	70,940	—
Operating lease liabilities, non-current from brokerage firms	7	—
Total operating lease liabilities	75,497	7

(iii)

On September 5, 2022 Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholder, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. As of December 31, 2024, accumulated donation payment of RMB30 million was made by the Donator, out of which, RMB10 million payment was made during the year ended December 31, 2024. As of December 31, 2024, RMB2.7 million Huaqiao Scholarship has not been awarded.

25. COMMITMENTS AND CONTINGENCIES

(a)  Commitments

As of
December 31, 2024
RMB
(in thousands)
Operating leases commitments(i)	945,994
Capital commitments (ii)	272,019
Purchase of services	2,634
Total	1,220,647

Amounts
RMB
(in thousands)
2025	378,922
2026	369,087
2027	267,199
2028	96,923
Thereafter	108,516
Total	1,220,647
(i)	Operating leases commitments represent the Group’s obligations for leasing premises.
(ii)	Capital commitments primarily relate to commitment on construction of office buildings.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. COMMITMENTS AND CONTINGENCIES (CONTINUED)

(b)  Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On December 30, 2021, the Company and certain of its current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). On February 26, 2024, the Court granted in part and denied in part defendants’ motion to dismiss, and plaintiffs were granted leave to replead to address the complaint’s deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12 (a) (2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company’s platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. The Company has accrued for the potential damages in connection with this case as of December 31, 2024.

Except for the above, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group’s view of these matters may change in the future.

26. DIVIDENDS

No dividend was declared by the Group during the year ended December 31 2022.

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

In March 2024, the Group’s Board of Directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$398.8 million dividend has been paid out during 2024, which funded by surplus cash on the Company’s balance sheet.

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of such reserve fund reaches 50% of a company’s registered capital, the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare and are not distributable as cash dividends. During the years ended December 31, 2022, 2023 and 2024, appropriations to the statutory reserve have been made by the Group, which was RMB176.9 million, RMB150.3 million and RMB115.9 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB23.4 billion as of December 31, 2024.

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

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2023 and 2024, the operation results for the years ended December 31, 2022, 2023 and 2024, and the statements of cash flows for the years ended December 31, 2022, 2023 and 2024. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2023 and 2024.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed balance sheets of the parent company

	As of December 31,
	2023	2024
	RMB	RMB

	(in thousands, except for
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	9,414	40,415
Short-term investments	537,847	1,946,964
Amounts due from subsidiaries and VIEs	1,805,963	1,476,789
Prepayments, receivables and other assets	2,003	7,641
Non‑current assets:
Investment in subsidiaries	67,805,473	66,782,487
Net assets of the VIEs	3,061,116	2,744,068
Long-term investments, net	—	362,992
TOTAL ASSETS	73,221,816	73,361,356

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	4,805	168,079
Amounts due to subsidiaries and VIEs	1,117,187	1,869,461
TOTAL LIABILITIES	1,121,992	2,037,540

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares. 3,571,960,220 Class A ordinary shares issued and 3,443,860,844 Class A ordinary shares outstanding(1) as of December 31, 2023; 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; and 151,354,549 and 145,413,446 Class B ordinary shares issued and outstanding as of December 31, 2023 and 2024, respectively)	475	461
Treasury shares	(866,198)	(949,410)
Additional paid‑in capital	77,583,054	72,460,562
Accumulated other comprehensive income	244,302	609,112
Accumulated deficit	(4,861,809)	(796,909)
Total shareholders’ equity	72,099,824	71,323,816
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,221,816	73,361,356
(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

27. STATUTORY RESERVES AND RESTRICTED NET ASSETS (CONTINUED)

Condensed statements of comprehensive income (loss) of the parent company

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
General and administrative expenses	(140,148)	(45,781)	(33,862)
Interest income, net	745	52,460	(117)
Share of income (loss) of subsidiaries	(1,436,950)	5,618,262	3,734,104
Income of the VIEs	97,036	194,884	252,952
Fair value changes through earnings on investments, net	4,770	45,235	40,780
Foreign currency exchange loss	(61,317)	(30,089)	(40,093)
Other income, net	149,790	48,253	111,136
Income (loss) before income tax expense	(1,386,074)	5,883,224	4,064,900
Income tax expense	—	—	—
Net income (loss)	(1,386,074)	5,883,224	4,064,900
Net income (loss) attributable to KE Holdings Inc.’s ordinary shareholders	(1,386,074)	5,883,224	4,064,900

Net income (loss)	(1,386,074)	5,883,224	4,064,900
Other comprehensive income
Currency translation adjustments	2,602,071	574,223	217,142
Unrealized gains (losses) on available-for-sale investments, net of reclassification	(375,069)	82,800	147,668
Total comprehensive income	840,928	6,540,247	4,429,710
Total comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	840,928	6,540,247	4,429,710

Condensed statements of cash flows of the parent company

	For the Year Ended December 31,
	2022	2023	2024
	RMB	RMB	RMB

	(in thousands)
Net cash provided by (used in) operating activities	(58,875)	62,063	194,920
Net cash provided by investing activities	1,348,740	6,933,723	7,749,040
Net cash used in financing activities	(1,319,793)	(6,576,333)	(7,931,793)
Effect of exchange rate changes on cash and cash equivalents	(12,489)	(422,857)	18,834
Net increase (decrease) in cash and cash equivalents	(42,417)	(3,404)	31,001
Cash and cash equivalents at the beginning of the year	55,235	12,818	9,414
Cash and cash equivalents at the end of the year	12,818	9,414	40,415

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. SUBSEQUENT EVENTS

During the period from January 1, 2025 to April 17, 2025, the Company repurchased a total of 9,874,859 ADSs (representing 29,624,577 Class A ordinary shares) on the NYSE at an aggregate consideration of approximately US$184.0 million. During the period from January 1, 2025 to April 17, 2025, a total of 11,392,355 ADSs (representing 34,177,065 Class A ordinary shares) have been cancelled, which were repurchased by the Company in November 2024, December 2024 and January 2025. Concurrent with the share cancellation, a total of 1,370,970 Class B ordinary shares has been converted into Class A ordinary shares on a one-to-one ratio, of which Mr. PENG Yongdong, through Ever Orient International Limited, a corporation wholly-controlled by him, converted 956,123 Class B ordinary shares and Mr. SHAN Yigang, through De Chang Trust, a discretionary trust established by him (as the settlor), converted 414,847 Class B ordinary shares.

On March 18, 2025, the Board approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.4 billion, which will be funded by cash surplus on the Company’s balance sheet.

On March 24, 2025, the Group entered into a 5 year long-term borrowing contract with a bank. The credit line of this borrowing contract is capped at RMB350 million. The initial interest rate is 2.55%, and will be adjusted in linkage with the 5-year Loan Prime Rate (LPR) in the subsequent period. A land use right is mortgaged as collateral for the loan.

On January 8, 2025 and March 15, 2025, the installments of land-transferring fee of the residential land parcel acquired in Shanghai has been paid by the Group, which amounting at RMB348.6 million and RMB348.6 million, respectively.

On January 9, 2025 and April 9, 2025, the 2nd and 3rd installments of land-transferring fee of the residential land parcel acquired in Chengdu has been paid by the Group, which amounting at RMB215.4 million and RMB323.0 million, respectively.

In January 2025, the Group together with two other third-party companies establish a new private company focusing on real estate development business in the PRC. The Group holds 20% of equity interest in the private company. In February 2025, RMB43.0 million interest free loan has been made to the equity investee.

On April 15, 2025, the parties of the class action notified the Court that they had reached a settlement in principle and requested a stay of all current deadlines pending the submission of the motion for preliminary approval of the settlement.