Form 20-F
period 2025-12-31
KE Holdings Inc.
filed 2026-04-24
CIK 1809587

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

As of December 31, 2025, there were 3,373,256,629 ordinary shares issued and outstanding, being the sum of 3,233,808,859 Class A ordinary shares (excluding the 111,360,915 Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and 21,608,250 Class A ordinary shares in the form of ADSs repurchased but not cancelled) and 139,447,770 Class B ordinary shares.

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

INTRODUCTION

Unless otherwise indicated or the context otherwise requires, references in this annual report to:

●	“active agents” are to agents on our platform, including agents employed by us and from labor dispatching or outsourcing agencies, and agents affiliated with our connected stores and connected brands as employees, contractors, or through other service arrangements, as of a given date excluding the agents who (i) delivered notice to leave but have not yet completed the exit procedures, (ii) have not engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding 30 days, or (iii) have not participated in facilitating any housing transaction during the preceding three months;
●	“active stores” are to stores on our platform as of a given date excluding the stores which (i) have not facilitated any housing transaction during the preceding 60 days, (ii) do not have any agent who has engaged in any critical steps in housing transactions (including but not limited to introducing new properties, attracting new customers and conducting property showings) during the preceding seven days, or (iii) have not been visited by any agent during the preceding 14 days;
●	“agents” are to agents on our platform, including Lianjia agents and connected agents, as of a given date;
●	“ADRs” are to the American depositary receipts that may evidence the ADSs;
●	“ADSs” are to the American depositary shares, each of which represents three Class A ordinary shares;
●	“Beike,” “we,” “us,” “our company,” “our” and “the Company” are to KE Holdings Inc., our Cayman Islands holding company, its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China;
●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Hong Kong, Macau and Taiwan;
●	“Class A ordinary shares” are to our class A ordinary shares, par value US$0.00002 per share;
●	“Class B ordinary shares” are to our class B ordinary shares, par value US$0.00002 per share;
●	“connected stores” are to non-Lianjia stores connected through our ACN;
●	“GTV” of our platform, for a given period, are to gross transaction value, which is calculated as the total value of all transactions we facilitated on the Beike platform and evidenced by signed contracts as of the end of the period, including the value of the existing home transactions, new home transactions, home renovation and furnishing, and emerging and other services (excluding home rental services), and including transactions that are contracted but pending closing at the end of the relevant period. For the avoidance of doubt, for transactions that fail to close afterwards, the corresponding GTV represented by these transactions will be deducted accordingly;
●	“Hong Kong” or “HK” are to the Hong Kong Special Administrative Region of the PRC;
●	“Hong Kong dollars” or “HK$” are to the legal currency of Hong Kong;
●	“Hong Kong Listing” are to the listing of our Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange by way of introduction on May 11, 2022;
●	“Hong Kong Listing Rules” are to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, as amended or supplemented from time to time;
●	“Hong Kong Stock Exchange” are to The Stock Exchange of Hong Kong Limited;

●	“Main Board” are to the stock market (excluding the option market) operated by the Hong Kong Stock Exchange, which is independent from and operated in parallel with the Growth Enterprise Market of the Hong Kong Stock Exchange;
●	“ordinary shares” are to our class A ordinary shares and class B ordinary shares, par value US$0.00002 per share;
●	“RMB” and “Renminbi” are to the legal currency of China;
●	“SaaS” are to software-as-a-services;
●	“Shengdu” are to Shengdu Home Renovation Co., Ltd.;
●	“Tencent” are to Tencent Holdings Limited (HKEx: 700), its subsidiaries and/or its controlled affiliated entities, as the context requires;
●	“US$,” “U.S. dollars,” and “$” are to the legal currency of the United States;
●	“VIEs” are to Beijing Lianjia Real Estate Brokerage Co., Ltd., or Beijing Lianjia, Tianjin Xiaowu Information & Technology Co., Ltd., or Tianjin Xiaowu, Beijing Yiju Taihe Technology Co., Ltd., or Yiju Taihe, Beijing Beijia Commercial Consultancy Co., Ltd., Beijing Beihao Commercial Consultancy Co., Ltd., Runizhishi (Beijing) Technology Co., Ltd., and Runikeshi (Beijing) Technology Co., Ltd.; and
●	“WFOEs” are to Beike Jinke (Tianjin) Technology Co., Ltd., Beike (Tianjin) Investment Co., Ltd., Jinbei (Tianjin) Technology Co., Ltd., and Realsee (Tianjin) Technology Co., Ltd., which are wholly foreign-owned entities under PRC law.

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

Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this annual report are made at a rate of RMB6.9931 to US$1.00, the exchange rate in effect as of December 31, 2025 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all.

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

The VIEs collectively held 42.7% of our cash, cash equivalents and restricted cash and 11.9% of our total assets as of December 31, 2025. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 0.8%, 0.8% and 0.9% of our total net revenues for the fiscal years 2023, 2024 and 2025, respectively. The VIEs and their subsidiaries are the operators of Beike and Lianjia mobile apps and websites and the license holders to provide the value-added telecommunication services on these platforms. To enhance the experience of the customers, agents or other business partners on our platform, we offer certain complementary services through our platform, such as online payment services, and the VIEs and their subsidiaries also hold licenses and permits for these services. Some of our key domain names, including ke.com, are registered under the VIEs. The VIEs and their subsidiaries also owned approximately 3%, 4% and 15% of our issued patents, registered trademarks and copyrights to software programs, respectively, as of December 31, 2025. Therefore, the VIEs and their subsidiaries hold certain intellectual properties and licenses that are critical to the availability of technologies and workforce supporting our operations and services we provide on the Beike platform. At the same time, the employees under the VIEs and their subsidiaries were less than 1% of the total workforce as of December 31, 2025. As used in this annual report, “Beike,” “we,” “us,” “our company,” “the Company” or “our” refers to KE Holdings Inc., its subsidiaries, and, in the context of describing the consolidated financial information, the VIEs and their subsidiaries in China. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. This VIE structure involves unique risks to investors, and investors may never directly hold equity interests in the Chinese operating company. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

KE Holdings Inc. (Cayman Islands)
Beike Investments (Cayman) Limited (Cayman Islands)
Beike Holdings (Cayman) Limited (Cayman Islands)
Beike Group (Cayman) Limited (Cayman Islands)
Beike Finance Holdings (Cayman) Limited (Cayman Islands)
Beike Fintech Holdings (Cayman) Limited (Cayman Islands)
Beike Investments (BVI) Limited (BVI)
Beike Holdings (BVI) Limited (BVI)
Beike Group (BVI) Limited (BVI)
Beike Finance Holdings (BVI) Limited (BVI)
Beike Fintech Holdings (BVI) Limited (BVI)
Beike Kestone Holdings (Hong Kong) Limited (Hong Kong)
Shengdu Co., Ltd. (Cayman Islands)
Shengdu (Hong Kong) Company Limited (Hong Kong)
Beike Investment Holdings Limited (Hong Kong)
Beike Investments (Hong Kong) Limited (Hong Kong)
Pontus Development (Hong Kong) Limited (Hong Kong)
Sharehome HK International Limited (Hong Kong)
Beike Finance Holdings (Hong Kong) Limited (Hong Kong)
Outside PRC
Inside PRC
Shanghai Beike Investment Holdings Group Co., Ltd.
Jinbei (Tianjin) Technology Co., Ltd.
Shibei (Tianjin) Technology Co., Ltd.
Beike (Tianjin) Investment Co., Ltd.
Beike Jinke (Tianjin) Technology Co., Ltd.
Beike Meijia Technology (Zhejiang) Co., Ltd.
Qingdao Shengjia Huazhang Enterprise Management Co., Ltd.
Beixi (Tianjin) Technology Co., Ltd.
Tianjian Xiaowu Information & Technology Co., Ltd.
Chenbei (Tianjin) Technology Co., Ltd.
Beijing Lianjia Real Estate Brokerage Co., Ltd.(1)
Beijing Yiju Taihe Technology Co., Ltd.
Beijing Beiwoo Decoration Co., Ltd.
Beike Meijia Supply Chain Management (Zhejiang) Co., Ltd. and two other subsidiaries(4)
Shengdu Home Renovation Co., Ltd.(3)
Beihan (Tianjin) Technology Co., Ltd.
Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd.
Lianjia (Tianjin) Enterprise Management Co., Ltd.
Beijing Zhongrongxin Financing Guarantee Co., Ltd.
Beijing Ehomepay Technologies Co., Ltd.(2)
Beike Zhaofang (Beijing) Technology Co., Ltd. and three other subsidiaries(5)
Beike Technology Co., Ltd.
Beijing Beike Jiaju Technology Co., Ltd.
Beijing Fangjianghu Technology Co.,Ltd.
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd.
Deyou Real Estate Agency Co., Ltd.
Beijing Gaoce Real Estate Brokerage Co., Ltd.
Sichuan Lianjia Real Estate Brokerage Co., Ltd.
Beijing Lianjia Rongsheng Management Consulting Co., Ltd.
Beike Zhaofang Technology Co., Ltd.
Tianjin Haibei Technology Service Co., Ltd.
Beijing Meichen Information Consulting Co., Ltd.
Shanghai Xiaoheng Internet Technology Co., Ltd.(6)
Ningbo Fangjianghu Internet Technology Co., Ltd.
Shanghai Deyou Property Consulting Co., Ltd.
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd.
Beijing Haichuan Xingye Real Estate Management Consulting Co., Ltd.
Beijing Xinfu Housing Rental Co., Ltd.
Shanghai Haibi Technology Co., Ltd.
Shanghai Shengyi Investment Management Co., Ltd.

Equity interest

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate; (ii) Beike (Tianjin) Investment Co., Ltd., holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate; and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate; and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.

(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Qingdao Shengjia Huazhang Enterprise Management Co., Ltd. owns 94% of the total equity interest, and Beike Kestone Holdings (Hong Kong) Limited owns the remaining 6%.
(4)	Beike Meijia Zhijia Technology (Zhejiang) Co., Ltd. and Beike Shengdu (Zhejiang) Architectural Decoration Engineering Co., Ltd.
(5)	Shanghai Chenhaibei Internet Technology Co., Ltd., Tianjin Haibei Information Technology Co., Ltd. and Shanghai Huibeiju Technology Co., Ltd.
(6)	Beijing Fangjianghu Technology Co., Ltd. owns 99% of the total equity interest, and Shanghai Deyou Property Consulting Co., Ltd. owns the remaining 1%.

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

The Holding Foreign Companies Accountable Act

Pursuant to the Holding Foreign Companies Accountable Act, or the HFCAA, as amended by the Consolidated Appropriations Act, 2023, if the Securities and Exchange Commission of the United States, or the SEC, determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspections by the Public Company Accounting Oversight Board, or the PCAOB, for two consecutive years, the SEC will prohibit our shares or the ADSs from being traded on a national securities exchange or in the over-the-counter trading market in the United States. On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong, including our auditor. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of the annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB issued a report that vacated its December 16, 2021 determination and removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024 and do not expect to be so identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

The following table sets forth the amount of the transfers for the periods presented.

	For the Year Ended December 31,
	2023	2024	2025

	(RMB in thousands)
Loans from Parent to Cayman Islands, British Virgin Islands, and Hong Kong subsidiaries(1)	467,939	(9,108,117)	(10,432,930)
Capital contributions from Hong Kong subsidiaries to PRC subsidiaries(2)	300,000	709,960	358,280
Loans from Hong Kong subsidiaries to PRC subsidiaries(2)	2,282,145	(12,596,924)	(4,299,179)
Net amounts paid by subsidiaries to VIEs(3)	1,287,319	3,496,971	(242,369)

Notes:

(1)	Represents the “Investments in and loans to subsidiaries and VIEs” of the Parent as in the condensed consolidating schedule of cash flow data.
(2)	The items “Capital contributions from Hong Kong subsidiaries to PRC subsidiaries” and “Loans from Hong Kong subsidiaries to PRC subsidiaries” include the following:
●	Cash flows from Hong Kong subsidiaries (included in the “Other Subsidiaries” column) to primary beneficiary of VIEs which are included in “Proceeds and loans from Parent and other Group companies” of primary beneficiary of VIEs in the consolidating schedules; and
●	Cash flows from Hong Kong subsidiaries to other PRC subsidiaries, which represent cash flows between entities all within the “Other Subsidiaries” column and are thus eliminated in the presentation of the consolidating schedules.
(3)	Represents the “Operating cash flow from the Group companies” of the VIEs plus “Proceeds and loans from Parent and other Group companies” of the VIEs in the condensed consolidating schedule of cash flow data. The cash flows between the subsidiaries and the VIEs included the following:
●	Cash paid by the subsidiaries to the VIEs for financial platform and other financial related services provided by the VIEs;
●	Cash paid by the subsidiaries to the VIEs for referral and other services;
●	Cash paid by the VIEs to the subsidiaries for referral and professional services; and
●	Intercompany advances from equity-owned subsidiaries to the VIEs, and repayment of intercompany advances by the VIEs.

As of December 31, 2025, the Parent had made cumulative capital contribution of RMB5,432.8 million and provided cumulative loans of RMB14,190.8 million to our PRC subsidiaries through intermediate holding companies.

The VIEs may transfer cash to the WFOEs by paying service fees according to the exclusive business cooperation agreements. Pursuant to these agreements between each of the VIEs and its corresponding WFOEs, each of the VIEs agrees to pay the WFOE for services related to comprehensive technical support, professional training, consulting and marketing and promotional services at an amount based on 100% of the balance of the gross consolidated profits of each VIE after offsetting the accumulated losses for the preceding financial years and deducting the working capital, expenses, taxes and other statutory contributions required for any financial year, or the amount determined by the WFOE in accordance with the terms of the agreements. Considering the future operating and cashflow needs of the VIEs, for the years ended December 31, 2023, 2024 and 2025, no service fees were charged to the VIEs by the WFOEs, and no payments were made by the VIEs under these agreements. If there is any amount payable to WFOEs under the VIE agreements, the VIEs will settle the amount accordingly.

For the years ended December 31, 2023, 2024 and 2025, no dividends or distributions were made to the Parent by our subsidiaries.

In August 2023, our board of directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023. The aggregate amount of the special cash dividend was approximately US$0.2 billion and was paid in September 2023 for holders of ordinary shares and in October 2023 for holders of ADSs. In March 2024, our board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2024. In March 2025, our board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2025 for holders of ordinary shares and ADSs. In March 2026, our board of directors approved a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026. The aggregate amount of the final cash dividend was approximately US$0.3 billion and has been paid on April 21 and April 24, 2026 for holders of ordinary shares and ADSs, respectively. See “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy.” For the Cayman Islands, PRC and U.S. federal income tax considerations applicable to an investment in our ADSs or Class A ordinary shares, see “Item 10. Additional Information - E. Taxation.”

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

	As of December 31, 2025
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	646,909	4,699,727	1,225,284	1,201,262	—	7,773,182
Restricted cash	—	2,215,018	350,045	5,605,542	—	8,170,605
Short-term investments	2,771,550	27,387,034	8,828,194	593,183	—	39,579,961
Accounts receivable and contract assets, net	—	3,899,181	—	37,795	—	3,936,976
Amount due from the Group companies(1)	1,434,821	117,895,945	92,321,418	1,718,105	(213,370,289)	—
Other current assets	3,495	6,783,978	561	1,871,432	—	8,659,466
Total current assets	4,856,775	162,880,883	102,725,502	11,027,319	(213,370,289)	68,120,190
Investment in subsidiaries(2)	61,861,571	1,243,912	26,151,789	—	(89,257,272)	—
Net assets of VIEs(2)	2,931,280	2,931,280	2,931,280	—	(8,793,840)	—
Long-term investments	—	10,887,599	6,661,556	2,599,369	—	20,148,524
Right-of-use assets	—	19,143,644	—	485	—	19,144,129
Intangible assets, net(3)	—	1,028,880	—	13,463	(319,667)	722,676
Other non-current assets	—	8,341,446	—	191,213	—	8,532,659
Total non-current assets	64,792,851	43,576,761	35,744,625	2,804,530	(98,370,779)	48,547,988
TOTAL ASSETS	69,649,626	206,457,644	138,470,127	13,831,849	(311,741,068)	116,668,178
Accounts payable	—	5,994,142	—	57,987	—	6,052,129
Employee compensation and welfare payable	—	6,093,107	—	411,090	—	6,504,197
Customer deposits payable	—	788,008	—	3,369,240	—	4,157,248
Amount due to the Group companies(1)	3,163,129	95,474,344	107,821,677	6,911,139	(213,370,289)	—
Other current liabilities	45,209	25,498,831	1,802	147,834	—	25,693,676
Total current liabilities	3,208,338	133,848,432	107,823,479	10,897,290	(213,370,289)	42,407,250
Deferred tax liabilities	—	315,530	—	1,679	—	317,209
Operating lease liabilities	—	6,969,425	—	146	—	6,969,571
Other non-current liabilities	—	444,314	—	—	—	444,314
Total non-current liabilities	—	7,729,269	—	1,825	—	7,731,094
TOTAL LIABILITIES	3,208,338	141,577,701	107,823,479	10,899,115	(213,370,289)	50,138,344
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY	66,441,288	64,792,851	30,646,648	2,931,280	(98,370,779)	66,441,288
Non-controlling interests	—	87,092	—	1,454	—	88,546
TOTAL SHAREHOLDERS’ EQUITY	66,441,288	64,879,943	30,646,648	2,932,734	(98,370,779)	66,529,834
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	69,649,626	206,457,644	138,470,127	13,831,849	(311,741,068)	116,668,178

	As of December 31, 2024
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash and cash equivalents	40,415	6,470,350	3,192,936	1,739,264	—	11,442,965
Restricted cash	—	2,942,747	712,945	5,202,757	—	8,858,449
Short-term investments	1,946,964	36,427,895	2,942,841	—	—	41,317,700
Accounts receivable and contract assets, net	—	5,466,928	—	31,061	—	5,497,989
Amount due from the Group companies(1)	1,476,789	101,087,229	87,092,970	1,584,119	(191,241,107)	—
Other current assets	7,641	6,141,517	561	3,336,523	—	9,486,242
Total current assets	3,471,809	158,536,666	93,942,253	11,893,724	(191,241,107)	76,603,345
Investment in subsidiaries(2)	66,782,487	1,336,303	23,551,422	—	(91,670,212)	—
Net assets of VIEs(2)	2,744,068	2,744,068	2,744,068	—	(8,232,204)	—
Long-term investments	362,992	20,836,541	154,486	2,436,087	—	23,790,106
Right-of-use assets	—	23,366,229	—	650	—	23,366,879
Intangible assets, net(3)	—	1,267,120	—	19,782	(429,267)	857,635
Other non-current assets	—	8,413,734	—	117,584	—	8,531,318
Total non-current assets	69,889,547	57,963,995	26,449,976	2,574,103	(100,331,683)	56,545,938
TOTAL ASSETS	73,361,356	216,500,661	120,392,229	14,467,827	(291,572,790)	133,149,283
Accounts payable	—	9,426,363	—	66,266	—	9,492,629
Employee compensation and welfare payable	—	8,040,259	—	374,213	—	8,414,472
Customer deposits payable	—	1,936,831	—	4,141,792	—	6,078,623
Amount due to the Group companies(1)	1,869,461	90,153,878	92,329,342	6,888,426	(191,241,107)	—
Other current liabilities	168,079	28,339,790	1,827	248,838	—	28,758,534
Total current liabilities	2,037,540	137,897,121	92,331,169	11,719,535	(191,241,107)	52,744,258
Deferred tax liabilities	—	315,323	—	2,374	—	317,697
Operating lease liabilities	—	8,636,318	—	452	—	8,636,770
Other non-current liabilities	—	2,563	—	—	—	2,563
Total non-current liabilities	—	8,954,204	—	2,826	—	8,957,030
TOTAL LIABILITIES	2,037,540	146,851,325	92,331,169	11,722,361	(191,241,107)	61,701,288
TOTAL KE HOLDINGS INC. SHAREHOLDERS’ EQUITY	71,323,816	69,526,555	28,061,060	2,744,068	(100,331,683)	71,323,816
Non-controlling interests	—	122,781	—	1,398	—	124,179
TOTAL SHAREHOLDERS’ EQUITY	71,323,816	69,649,336	28,061,060	2,745,466	(100,331,683)	71,447,995
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,361,356	216,500,661	120,392,229	14,467,827	(291,572,790)	133,149,283

The following table presents the condensed consolidating schedule of results of operations for the VIEs and other entities for the periods presented.

	For the Year ended December 31, 2025
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	93,688,548	—	891,657	—	94,580,205
Net revenues from the Group companies(4)	—	418,136	—	415,938	(834,074)	—
Total net revenues	—	94,106,684	—	1,307,595	(834,074)	94,580,205
Cost of revenues - third parties	—	(74,034,951)	—	(333,177)	—	(74,368,128)
Cost of revenues - Group companies(4)	—	(10,929)	—	(180,937)	191,866	—
Total cost of revenues	—	(74,045,880)	—	(514,114)	191,866	(74,368,128)
Gross profit	—	20,060,804	—	793,481	(642,208)	20,212,077
Operating expenses(3)(4)	(92,616)	(17,899,160)	(104)	(629,059)	519,720	(18,101,219)
Others	318,170	1,603,579	337,480	87,794	219,222	2,566,245
Share of income of subsidiaries(2)	2,581,208	337,376	1,867,632	—	(4,786,216)	—
Income of the VIEs(2)	187,213	187,213	187,213	—	(561,639)	—
Income before income tax expense	2,993,975	4,289,812	2,392,221	252,216	(5,251,121)	4,677,103
Income tax expense	—	(1,621,142)	—	(64,947)	—	(1,686,089)
Net income	2,993,975	2,668,670	2,392,221	187,269	(5,251,121)	2,991,014
Net income attributable to non-controlling interests shareholders	—	3,017	—	(56)	—	2,961
Net income attributable to KE Holdings Inc.	2,993,975	2,671,687	2,392,221	187,213	(5,251,121)	2,993,975

	For the Year ended December 31, 2024
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	92,693,338	—	764,160	—	93,457,498
Net revenues from the Group companies(4)	—	104,343	—	363,013	(467,356)	—
Total net revenues	—	92,797,681	—	1,127,173	(467,356)	93,457,498
Cost of revenues - third parties	—	(70,083,943)	—	(429,500)	—	(70,513,443)
Cost of revenues - Group companies(4)	—	(167,279)	—	(129,605)	296,884	—
Total cost of revenues	—	(70,251,222)	—	(559,105)	296,884	(70,513,443)
Gross profit	—	22,546,459	—	568,068	(170,472)	22,944,055
Operating expenses(3)(4)	(33,862)	(18,898,228)	615	(339,857)	92,244	(19,179,088)
Others	111,706	2,123,252	666,066	96,130	107,948	3,105,102
Share of income of subsidiaries(2)	3,734,104	666,681	3,238,142	—	(7,638,927)	—
Income of the VIEs(2)	252,952	252,952	252,952	—	(758,856)	—
Income before income tax expense	4,064,900	6,691,116	4,157,775	324,341	(8,368,063)	6,870,069
Income tax expense	—	(2,720,538)	—	(71,351)	—	(2,791,889)
Net income	4,064,900	3,970,578	4,157,775	252,990	(8,368,063)	4,078,180
Net income attributable to non-controlling interests shareholders	—	(13,242)	—	(38)	—	(13,280)
Net income attributable to KE Holdings Inc.	4,064,900	3,957,336	4,157,775	252,952	(8,368,063)	4,064,900

	For the Year ended December 31, 2023
			Primary
		Other	Beneficiary
	Parent	Subsidiaries	of VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Net revenues from third parties	—	77,181,434	—	595,498	—	77,776,932
Net revenues from the Group companies(4)	—	176,927	—	263,430	(440,357)	—
Total net revenues	—	77,358,361	—	858,928	(440,357)	77,776,932
Cost of revenues - third parties	—	(55,803,552)	—	(255,366)	—	(56,058,918)
Cost of revenues - Group companies(4)	—	(656,398)	—	(65,535)	721,933	—
Total cost of revenues	—	(56,459,950)	—	(320,901)	721,933	(56,058,918)
Gross profit	—	20,898,411	—	538,027	281,576	21,718,014
Operating expenses(3)(4)	(45,781)	(16,261,055)	(111,673)	(372,456)	(129,979)	(16,920,944)
Others	115,859	2,110,889	921,202	75,727	(136,752)	3,086,925
Share of income of subsidiaries(2)	5,618,262	809,529	3,680,538	—	(10,108,329)	—
Income of the VIEs(2)	194,884	194,884	194,884	—	(584,652)	—
Income before income tax expense	5,883,224	7,752,658	4,684,951	241,298	(10,678,136)	7,883,995
Income tax expense	—	(1,948,041)	—	(46,350)	—	(1,994,391)
Net income	5,883,224	5,804,617	4,684,951	194,948	(10,678,136)	5,889,604
Net income attributable to non-controlling interests shareholders	—	(6,316)	—	(64)	—	(6,380)
Net income attributable to KE Holdings Inc.	5,883,224	5,798,301	4,684,951	194,884	(10,678,136)	5,883,224

The following table presents condensed consolidating schedule of cash flow data for the VIEs and other entities for the years ended presented.

	For the Year ended December 31, 2025
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	131,872	(859,631)	235,298	116,291	—	(376,170)
Operating cash flow from the Group companies(4)	—	(11,649,753)	11,451,922	197,831	—	—
Net cash provided by (used in) operating activities	131,872	(12,509,384)	11,687,220	314,122	—	(376,170)

Cash flows from investing activities:
Purchases of short-term investments	(7,829,521)	(11,293,640)	(8,000,000)	—	—	(27,123,161)
Maturities of short-term investments	7,347,190	17,984,734	1,950,000	—	—	27,281,924
Purchases of property, equipment and intangible assets	—	(607,421)	—	(306)	—	(607,727)
Investments in and loans to subsidiaries and VIEs(2)	10,432,930	(15,045,231)	(2,085,683)	—	6,697,984	—
Loans to related parties and others	—	(2,101,805)	—	—	—	(2,101,805)
Repayments of loans from related parties and others	—	1,296,201	—	—	—	1,296,201
Financing receivables originated	—	—	—	(81,570,189)	—	(81,570,189)
Collections of financing receivables principal	—	1,589	—	83,023,295	—	83,024,884
Purchases of long-term investments	—	(8,349,901)	(6,740,208)	(690,000)	—	(15,780,109)
Other investing activities	—	20,974,220	500,000	89	—	21,474,309
Net cash provided by (used in) investing activities	9,950,599	2,858,746	(14,375,891)	762,889	6,697,984	5,894,327
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	6,779,904	358,280	(440,200)	(6,697,984)	—
Proceeds from short‑term borrowings	—	1,025,272	—	—	—	1,025,272
Repayments of short-term borrowings	—	(1,108,100)	—	—	—	(1,108,100)
Proceeds from long-term borrowings	—	200,433	—	—	—	200,433
Repayments of long‑term borrowings	—	(17,516)	—	—	—	(17,516)
Proceeds from related party loans	—	982,600	—	—	—	982,600
Repayments of related party loans	—	(143,915)	—	—	—	(143,915)
Dividends paid to non-controlling shareholders of subsidiaries	—	(2,625)	—	—	—	(2,625)
Dividends paid to equity holders of the Company	(2,881,151)	—	—	—	—	(2,881,151)
Repurchases of ordinary shares	(6,581,195)	—	—	—	—	(6,581,195)
Change in customer deposits payable and escrow accounts services payable, net	—	(903,919)	—	(772,028)	—	(1,675,947)
Other financing activities	2	408,943	—	—	—	408,945
Net cash provided by (used in) financing activities	(9,462,344)	7,221,077	358,280	(1,212,228)	(6,697,984)	(9,793,199)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(13,633)	(68,791)	(161)	—	—	(82,585)
Net increase (decrease) in cash, cash equivalents and restricted cash	606,494	(2,498,352)	(2,330,552)	(135,217)	—	(4,357,627)
Cash, cash equivalents and restricted cash at the beginning of the year	40,415	9,413,097	3,905,881	6,942,021	—	20,301,414
Cash, cash equivalents and restricted cash at the end of the year	646,909	6,914,745	1,575,329	6,806,804	—	15,943,787

	For the Year ended December 31, 2024
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	194,920	9,747,112	36,533	(531,428)	—	9,447,137
Operating cash flow from the Group companies(4)	—	(6,775,981)	3,351,006	3,424,975	—	—
Net cash provided by operating activities	194,920	2,971,131	3,387,539	2,893,547	—	9,447,137

Cash flows from investing activities:
Purchases of short-term investments	(6,380,844)	(20,472,930)	(4,750,000)	(1,673,010)	—	(33,276,784)
Maturities of short-term investments	5,023,029	32,713,478	3,200,000	1,673,010	—	42,609,517
Cash paid for business combination, net of cash acquired	—	(20,040)	—	125,064	—	105,024
Purchases of property, equipment and intangible assets	—	(1,037,179)	—	—	—	(1,037,179)
Investments in and loans to subsidiaries and VIEs(2)	9,108,117	(16,062,299)	(577,748)	—	7,531,930	—
Loans to related parties and others	—	(941,600)	—	—	—	(941,600)
Repayments of loans from related parties and others	—	346,183	—	—	—	346,183
Financing receivables originated	—	—	—	(58,107,189)	—	(58,107,189)
Collections of financing receivables principal	—	3,630	—	56,588,774	—	56,592,404
Purchases of long-term investments	(359,420)	(25,080,573)	(100,000)	(2,400,000)	—	(27,939,993)
Other investing activities	358,158	11,911,217	—	2,217	—	12,271,592
Net cash provided by (used in) investing activities	7,749,040	(18,640,113)	(2,227,748)	(3,791,134)	7,531,930	(9,378,025)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	6,749,974	709,960	71,996	(7,531,930)	—
Proceeds from short‑term borrowings	—	606,033	—	—	—	606,033
Repayments of short‑term borrowings	—	(608,424)	—	—	—	(608,424)
Dividends paid to equity holders of the Company	(2,830,704)	—	—	—	—	(2,830,704)
Repurchases of ordinary shares	(5,101,091)	—	—	—	—	(5,101,091)
Change in customer deposits payable and escrow accounts services payable, net	—	537,791	—	1,601,758	—	2,139,549
Other financing activities	2	—	—	—	—	2
Net cash (used in) provided by financing activities	(7,931,793)	7,285,374	709,960	1,673,754	(7,531,930)	(5,794,635)

Effect of exchange rate change on cash, cash equivalents and restricted cash	18,834	150,533	109	—	—	169,476
Net increase (decrease) in cash, cash equivalents and restricted cash	31,001	(8,233,075)	1,869,860	776,167	—	(5,556,047)
Cash, cash equivalents and restricted cash at the beginning of the year	9,414	17,646,172	2,036,021	6,165,854	—	25,857,461
Cash, cash equivalents and restricted cash at the end of the year	40,415	9,413,097	3,905,881	6,942,021	—	20,301,414

	For the Year ended December 31, 2023
			Primary
		Other	Beneficiary of
	Parent	Subsidiaries	VIEs	VIEs	Eliminations	Consolidated

	(RMB in thousands)
Cash flows from operating activities:
Operating cash flow from third parties	62,063	11,632,773	(52,916)	(227,676)	—	11,414,244
Operating cash flow from the Group companies(4)	—	(2,409,343)	290,677	2,118,666	—	—
Net cash provided by operating activities	62,063	9,223,430	237,761	1,890,990	—	11,414,244

Cash flows from investing activities:
Purchases of short-term investments	(4,077,423)	(32,400,000)	(800,000)	(1,596,760)	—	(38,874,183)
Maturities of short-term investments	7,415,894	32,002,167	—	2,047,618	—	41,465,679
Cash paid for business combination, net of cash acquired	—	(9,893)	—	—	—	(9,893)
Purchases of property, equipment and intangible assets	—	(873,990)	—	—	—	(873,990)
Investments in and loans to subsidiaries and VIEs(2)	(467,939)	(4,866,488)	619,284	—	4,715,143	—
Loans to related parties and others	—	(47,000)	—	—	—	(47,000)
Repayments of loans from related parties and others	—	45,367	—	20,000	—	65,367
Financing receivables originated	—	761	—	(27,786,528)	—	(27,785,767)
Collections of financing receivables principal	—	(8,733)	—	27,121,540	—	27,112,807
Purchases of long-term investments	—	(15,645,203)	(50,000)	—	—	(15,695,203)
Other investing activities	4,063,191	6,601,194	—	358	—	10,664,743
Net cash provided by (used in) investing activities	6,933,723	(15,201,818)	(230,716)	(193,772)	4,715,143	(3,977,440)
Cash flows from financing activities:
Proceeds and loans from Parent and other Group companies(2)	—	5,246,490	300,000	(831,347)	(4,715,143)	—
Proceeds from short‑term borrowings	—	426,634	—	—	—	426,634
Repayments of short‑term borrowings	—	(755,972)	—	—	—	(755,972)
Dividends paid to non-controlling shareholders of subsidiaries	—	(55,920)	—	—	—	(55,920)
Dividends paid to equity holders of the Company	(1,425,707)	—	—	—	—	(1,425,707)
Repurchases of ordinary shares	(5,150,628)	—	—	—	—	(5,150,628)
Change in customer deposits payable and escrow accounts services payable, net	—	124,170	—	(380,789)	—	(256,619)
Other financing activities	2	—	—	—	—	2
Net cash provided by (used in) financing activities	(6,576,333)	4,985,402	300,000	(1,212,136)	(4,715,143)	(7,218,210)

Effect of exchange rate change on cash, cash equivalents and restricted cash	(422,857)	467,465	—	—	—	44,608
Net increase (decrease) in cash, cash equivalents and restricted cash	(3,404)	(525,521)	307,045	485,082	—	263,202
Cash, cash equivalents and restricted cash at the beginning of the year	12,818	18,171,693	1,728,976	5,680,772	—	25,594,259
Cash, cash equivalents and restricted cash at the end of the year	9,414	17,646,172	2,036,021	6,165,854	—	25,857,461

Notes:

(1)	Represents the intercompany balances among Parent, the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them.
(2)	Represents the investment in and loans to the Primary Beneficiary of VIEs and Other Subsidiaries by the Parent, and intercompany loans among the Primary Beneficiary of VIEs, Other Subsidiaries, and VIEs, and the elimination among them, and share of income (loss) of subsidiaries and VIEs under the equity method of accounting. The Parent transfers cash to its wholly-owned Hong Kong subsidiaries by making capital contributions or providing loans, and the Hong Kong subsidiaries transfer cash to the Primary Beneficiary of VIEs and other PRC subsidiaries by making capital contributions or providing loans to them. The Primary Beneficiary of VIEs also have intercompany loans with Other Subsidiaries and certain VIEs as part of our cash management program.
(3)	Represents the intercompany transfer of intangible asset (advertising resources) from Parent to subsidiaries in 2020, transfer of a trademark from VIE to subsidiaries in 2018, the adjustment of amortization in relation to these intangible assets, and the elimination of gain recognized in this transaction.
(4)	Represents intercompany sales of services eliminated at the consolidation level, including payment platform, referral and other services provided by VIEs to Other Subsidiaries, and technical support services provided by Other Subsidiaries to VIEs.

Set forth below is the table showing the movement of investment in subsidiaries and VIEs in the Parent’s financial statements as of and for the years ended December 31, 2023, 2024 and 2025.

Investment in subsidiaries and net assets of VIEs (RMB in thousands)
January 1, 2023	59,780,970
Share of income of subsidiaries	5,618,262
Income of VIEs	194,884
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	3,215,549
Capital injection to subsidiaries	467,939
Foreign currency translation	1,588,985
December 31, 2023	70,866,589
Share of income of subsidiaries	3,734,104
Income of VIEs	252,952
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	2,726,075
Cash received from subsidiaries	(9,108,117)
Foreign currency translation	1,054,952
December 31, 2024	69,526,555
Share of income of subsidiaries	2,581,208
Income of VIEs	187,213
Share-based compensation costs incurred on behalf of subsidiaries and VIEs	1,904,924
Cash received from subsidiaries	(10,432,930)
Foreign currency translation	1,025,881
December 31, 2025	64,792,851

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

An investment in our ADSs involves significant risks. Below is a summary of material risks we face, organized under relevant headings. These risks are discussed more fully in “Item 3. Key Information—D. Risk Factors.”

Risks Related to Our Business and Industry

●	Our business is susceptible to fluctuations in China’s housing related industry.
●	Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals.
●	If we are unable to continue to provide satisfactory experience to customers, our business and reputation may be materially and adversely affected.
●	We may not succeed in continuing to maintain, protect and strengthen our brands, and any negative publicity about us, our business, our management, our business partners or the housing related industry in general may materially and adversely affect our reputation, business, results of operations and growth.

●	If our platform is unable to continue to offer comprehensive authentic property listings, our business, financial condition and results of operations could be materially and adversely affected.
●	We have a limited operating history under our platform business model, and our historical growth and performance may not be indicative of our future growth and financial results.
●	Any failure or perceived failure by us to comply with the anti-monopoly and competition laws and regulations in the PRC may result in governmental investigations, enforcement actions, litigation or claims against us and could have an adverse effect on business, reputation, results of operations and financial condition.
●	Our business generates and processes a large amount of data and is subject to various evolving PRC laws and regulations regarding cybersecurity and data privacy. Failure of cybersecurity and data privacy concerns could subject us to significant reputational, financial, legal and operational consequences, and deter current and potential customers from using our services.
●	We cannot guarantee that our monetization strategies will be successfully implemented or generate sustainable revenues and profit.
●	We incurred net losses in the past, and we may not be able to remain profitable or increase profitability in the future.
●	Our business is sensitive to economic conditions. A severe or prolonged downturn in the global or Chinese economy could materially and adversely affect our business, financial condition and operating results.

Risks Related to Our Corporate Structure

●	KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own and does not have a majority of equity ownership in the VIEs. We conduct our operations primarily through (i) our PRC subsidiaries and (ii) the VIEs, with which we maintain contractual agreements. Investors in our ADSs thus are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a Cayman Islands holding company. If the PRC government finds that the agreements that establish the structure for operating our business do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. Our holding company in the Cayman Islands, the VIEs and investors of our company face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—If the PRC government finds that the agreements that establish the structure for operating some of our operations in China do not comply with PRC regulations relating to the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.”

●	We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—We rely on contractual arrangements with the VIEs and their shareholders to direct activities of the VIEs that most significantly affect the economic performance of the VIEs and receive economic benefits from the VIEs that could be significant to the VIEs, which may not be as effective as direct ownership in providing operational control.”
●	Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—Any failure by the VIEs or their shareholders to perform their obligations under our contractual arrangements with them would have a material and adverse effect on part of our business.”

Risks Related to Doing Business in China

●	Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Changes in China’s economic, political or social conditions or government policies could have a material adverse effect on our business and operations.”
●	Evolvements of the PRC legal system, including risks that rules and regulations can change quickly with little advance notice and the enforcement practice of rules and regulations may vary, could result in uncertainties that could have a material adverse change in our operations and the value of our ADSs. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC legal system is evolving, which leads to uncertainties that could materially and adversely affect us.”
●	The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities. The Chinese government may intervene or influence our operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, and has implemented, and may continue to implement, regulatory requirements. Our failure to meet such requirements could result in a material change in our operations and/or the value of our securities. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PRC government’s oversight and discretion over our business operations could result in a material adverse change in our operations and the value of our securities.”
●	Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law. Any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Filings, approvals or other administration requirements of the CSRC, the CAC or other PRC governmental authorities may be required in connection with our future offshore offerings under PRC law.”
●	The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The PCAOB had historically been unable to inspect our auditor in relation to their audit work performed for our financial statements and the inability of the PCAOB to conduct inspections over our auditor in the past has deprived our investors with the benefits of such inspections.”

●	Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. In May 2022, in connection with its implementation of the HFCAA, the SEC conclusively named our company as a “Commission-Identified Issuer” following the filing of our company’s 2021 Form 20-F. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed the annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024 and do not expect to be so identified after we file this annual report on Form 20-F. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—Our ADSs may be prohibited from trading in the United States under the HFCAA in the future if the PCAOB is unable to inspect or investigate completely auditors located in China. The delisting of the ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment.”
●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws. Substantially all of our officers and directors are located in China, and it may be difficult to enforce liabilities and enforce judgments on those individuals. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions against us or our directors and officers named in the annual report based on foreign laws.”

Risks Related to Our Shares and ADSs

●	The trading price of the ADSs and Class A ordinary shares may be volatile, which could result in substantial losses to investors.
●	Our dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

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

The housing related industry in China is subject to extensive government regulations and policies. The PRC government has in recent years announced a series of measures aimed to stabilize the PRC economy and specific sectors, including the housing related industry. Moves in regulations and policies on the housing related industry were more often made during the times when the housing prices are increasing overwhelmingly, in line with the central government’s principle that “housing is for living in, not for speculation.” This principle was clearly emphasized in the Outline of the 14th Five-Year Plan for National Economic and Social Development and the Long-Range Objectives Through the Year 2035 for the People’s Republic of China approved by the National People’s Congress of the PRC in March 2021.

With the implementation of this plan, the PRC governmental authorities have implemented strict regulations in the real estate industry, focusing on achieving a dynamic balance between demand and supply, regulating speculative housing investment, and promoting social stability and welfare. During the times when the housing prices were increasing significantly, both central and local government authorities introduced various control policies to stabilize the housing related industry. These regulations and policies have affected the growth rate of the housing-related industry, and some have dissuaded potential purchasers from making purchases, causing a decline in transaction volumes and average selling prices in both existing home sales and new home sales in 2021. Specifically, certain measures regulating the conduct of real estate developers have a particular impact on the transaction volumes and prices of new home sales. The measures in turn not only have caused reduction in our customers’ demand for our platform services, but also prevented real estate developers from raising the capital they need, increased their costs to start new projects, and changed the sales and marketing strategies of the real estate developers in ways that further reduce their demand for our platform services.

Since the end of 2021, in response to a slowdown in the real estate industry, PRC government has made various efforts to support and stabilize the housing industry. Local government authorities have selectively eased restrictions on residential property purchases. In the second half of 2022, PRC government made targeted efforts to promote housing delivery and to resolve financing risks for real estate developers. Efforts include reducing the interest rate on individual housing loans for the purchase of the first home by an individual borrower, increasing the availability of individual housing provident fund loans for the purchase of residential properties by certain individuals and their family members, and providing tax subsidies for the purchase of residential properties by individuals and families. Starting in 2023, the PRC government continued to roll out policies to bolster the real estate sector, allowing local governments to adjust and ease control policies according to regional market conditions. Accordingly, various measures were introduced in different cities in China, including loosening the criteria of first-home buyers who are qualified for lower down-payment ratios and mortgage rates, lowering the interest rates of existing mortgages for first-home purchases and extending tax incentives for residential purchases. In 2024 and 2025, additional stimulus measures were implemented to stabilize the real estate market, including reducing mortgage down payments ratios, removing the mortgage rate floor, lowering housing provident fund loan rates, and easing quota restrictions for all home unit. The PRC governmental authorities have also eased restrictions on home buying in major cities. For instance, effective on August 9, 2025, Beijing removed the cap on the number of residential properties that local families and eligible non-resident families may purchase outside the Fifth Ring Road. In late December 2025, Beijing further relaxed its home-purchase restrictions for non-residents by extending greater flexibility to eligible non-resident purchasers with sufficient social insurance contribution or individual income tax payment records. Non-resident buyers became eligible to purchase residential properties within the Fifth Ring Road, including core residential areas, provided that they had paid social insurance contributions or individual income tax in Beijing for at least two years, reduced from the three-year requirement imposed in 2024. For properties located outside the Fifth Ring Road, non-residents are eligible to purchase if they have paid social insurance contributions or individual income tax in Beijing for at least one year.

On April 27, 2023, the Ministry of Housing and Urban-Rural Development and the State Administration for Market Regulation jointly promulgated the Opinions on Regulating Real Estate Brokerage Services which advocate real estate agencies to reasonably reduce the service fees of housing sales and rental brokerage and propose to guide both sellers and buyers of transactions to share the brokerage service fee. We have made corresponding adjustments in certain cities. For example, in September 2023, we reduced commission rate for existing home transactions in Beijing and the fee is split equally between sellers and buyers. The PRC governmental authorities may continue to adopt new laws, regulations and policies from time to time with an aim to stabilize and support the long-term healthy development of the housing related industry in certain regions in China, which might potentially affect our business. We may be subject to heightened regulatory scrutiny and additional requirements or restrictions on our business practices in real estate brokerage services, such as pricing strategies, management of our brands and brokerage stores operated by our franchise brands, and operation of our platforms, which may increase our compliance burdens and costs, limit our operational flexibility and subject us to increased regulatory risks.

In addition, the PRC governmental authorities have imposed certain criteria to regulate the home rental market. For example, the State Council of the PRC promulgated the Opinions of the General Office of the State Council on Accelerating the Cultivation and Development of the Home-Rental Market in 2016, which require the local housing authorities to strengthen the administration of the home-rental market participants, including residential tenancy enterprises, intermediary agencies and professionals, in coordination with other departments, and keep credit records of market participants. Furthermore, the Opinions on Strengthening Regulation on Light-asset Residential Rental Enterprises, published in April 2021, set out regulatory measures on various aspects, including standards of qualification, online registration and filing of business operation, limitation and supervision on utilization of loans and monitoring of rents. In addition, at the municipal level, many municipal governments issued regulations in relation to home rental business. For instance, in May 2022, the local authorities in Beijing issued the Regulations of Beijing on the Rental of Residential Properties, which impose specified requirements on home rental business and conducting home rental related business on internet information platforms. On July 16, 2025, the State Council issued the Measures on Residential Tenancy, which became effective on September 15, 2025, to standardize the housing rental sector. The Measures provide specific requirements for rental activities and the behaviors of housing rental enterprises and brokerage agencies. For example, real estate brokerage firms and housing rental agencies are required to verify the landlord’s identity and title to the property prior to listing, conduct on-site inspections of the premises, and prepare a written description of the property’s condition before offering it for lease. Housing rental agencies engaging in subleasing business must open a bank account for rent and use such account exclusively for the receipt and payment of rent and related deposits. The Measures underline improved supervision and management of the housing rental sector. The Measures provide that municipal governments should establish monitoring mechanisms on housing rents and regularly publish information on prevailing rent levels across different regions and housing types within their jurisdictions. If the PRC governmental authorities adopt stricter measures or policies with respect to rental housing, or the interpretation of current laws and regulations relating to the home rental market becomes more restrictive and rigorous, they may depress the home rental market, incur additional expenses, dissuade potential tenants from renting properties, and cause a decline in average rental rates. Our business may be materially and adversely affected as a result of decreased demand of rental properties and increasing expenses that may result from government policies.

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

We believe that the recognition and reputation of our brands among real estate agents, service providers, customers, real estate developers, business partners, and the industry in general have significantly contributed to the success of our business. Our ability to maintain, protect and strengthen our brands is critical to our market position. Maintaining and strengthening our brands will likely depend significantly on, among others, our ability to provide high-quality housing transactions and services on our platform. We market our brands through efforts such as word-of-mouth marketing, sponsoring events, advertising and marketing through a variety of media. These efforts may not always achieve the desired results. If we fail to maintain a strong brand, our business, results of operations and prospects will be materially and adversely affected.

Our reputation and brands may be impacted by various factors, some of which are difficult or impossible to predict or control and costly or impossible to remediate. Negative publicity about us, such as alleged misconduct by our employees, connected agents, other service providers or business partners on our platform, inauthentic property listings on our platform, unethical business practices, rumors relating to our business, management, employees, real estate agents, service providers and business partners on our platform, our shareholders and affiliates, our business partners or our competitors and peers, or negative publicity about other companies that use similar brand names as ours, can harm our reputation, business and results of operations. These allegations, even if factually incorrect or based on isolated incidents, may lead to inquiries, regulatory investigations or legal actions against us. In addition, third parties may misuse our platform to engage in fraudulent, deceptive or other illegal activities, which could lead to customer complaints, disputes, negative publicity, regulatory inquiries or investigations. Such incidents could substantially damage our reputation and cause us to incur significant costs to defend ourselves. Any negative public perception or publicity regarding our business partners that we cooperate with, or any regulatory inquiries or investigations and lawsuits initiated against them, may also have an adverse impact on our brand and reputation. Moreover, any negative media publicity about the housing transactions and services industry, service quality problems of other players in our industry, including our competitors, or even negative sentiments against China-based listed companies as a group due to fraud or misbehavior of certain bad actors, may also negatively impact our reputation and undermine the trust and credibility of our platform. If we fail to maintain positive reputation, our ability to attract and retain customers, real estate agents, service providers and business partners and key employees could be harmed.

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

Although we have a long and successful operating track record in operating Lianjia, we have a limited history for operating Beike platform which was launched in 2018. Although we have experienced a relatively high growth in operating Beike platform, we have historically experienced decrease in our GTV from 2021 to 2022 and from 2024 to 2025. Specifically, our GTV increased from RMB3,142.9 billion in 2023 to RMB3,349.4 billion in 2024, but decreased to RMB3,183.3 billion (US$455.2 billion) in 2025. We may experience decrease in our business from time to time. You should not consider our historical growth and profitability as indicative of our future financial performance.

We officially launched our home renovation and furnishing services, Beiwoo, in April 2020, and completed the acquisition of Shengdu in April 2022, and our Carefree Rent business was developed at scale during the second half of 2022. In 2023, we have upgraded our corporate strategy to “One Body, Three Wings” to add Beihaojia business as a third wing to facilitate supply-side upgrades for new homes. The business model of Beihaojia is at an early stage and subject to changes. These new businesses have their ramp-up periods, and our strategies may not be carried as planned and the growth of these businesses may be limited by factors out of our control. You should consider our future operations in light of the challenges and uncertainties that we may encounter, which include our ability to, among other things:

●	navigate an uncertain and evolving regulatory environment and adapt our operations to new policies, regulations and measures that may come into effect from time to time;
●	develop our infrastructure to enhance service efficiency and customer experience;
●	attract and engage real estate brokerage brands and their affiliated stores and agents, real estate developers, other service providers and customers on our platform by continuously enhancing the value we deliver through improved service quality, operational efficiency and decision-support capabilities;
●	continue to implement and optimize our ACN rules;
●	continue to develop our technology and enhance our data insights;
●	maintain an extensive and authentic property listing database on our platform;
●	manage a large base of geographically dispersed employees, agents, service providers, customers and business partners;
●	deliver compelling value propositions to participants on our platform and ecosystem;
●	position our products and services in a commercially sound way;
●	expand service or product offerings and expand into new businesses, including home renovation and furnishing business, home rental business and the Beihaojia business; and
●	realize the contemplated synergies from our completed or proposed acquisitions.

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

The PRC anti-monopoly regulators may also issue implementation rules or guidelines from time to time to reinforce their regulation on certain industrial sectors. On February 7, 2021, the Anti-Monopoly Committee of the State Council of the PRC published the Anti-Monopoly Guidelines for the Platform Economy Sector, which are aimed at enhancing anti-monopoly administration on businesses that operate under the platform model and the overall platform economy. The Anti-Monopoly Guidelines for the Platform Economy Sector are consistent with the PRC Anti-Monopoly Law and prohibit monopolistic conduct such as entering into monopoly agreements, abusing a dominant market position and concentration of undertakings that has or may have the effect of precluding or restricting competition in the field of platform economy. More specifically, the Anti-Monopoly Guidelines for the Platform Economy Sector outline certain practices that may, if without justifiable reasons, constitute abuse of dominant market position, including without limitation, discriminating customers in terms of pricing and other transactional conditions using big data and analytics, coercing counterparties into exclusivity arrangements, using technology means to block competitors’ interface, favorable positioning in search results of goods displays, using bundled services to sell services or products, compulsory collection of unnecessary user data. In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector reinforce anti-monopoly merger review for internet platform related transactions to safeguard market competition and stipulate that any concentration of undertakings involving variable interest entities is subject to anti-monopoly review. The guidelines also specify various types of agreements in the platform economy which may constitute monopoly agreements. On April 25, 2024, Anti-Monopoly Compliance Guideline for Operators was further updated, which requires, under the PRC Anti-Monopoly Law, operators to establish anti-monopoly compliance management system to prevent anti-monopoly compliance risks.

On January 28, 2026, the State Administration for Market Regulation issued the Anti-monopoly Compliance Guidelines for Internet Platforms, which became effective on the same date. The guidelines require platform operators to strengthen anti-monopoly compliance management and prohibit them from using data, algorithms, technology, capital advantages, platform rules or other means to engage in monopolistic conduct prohibited under the PRC Anti-Monopoly Law. The guidelines also prohibit platform operators from entering into monopolistic agreements, abusing a dominant market position, or organizing or providing substantial assistance to other operators in reaching monopolistic agreements. In addition, platforms with significant market share or market power are encouraged to assess periodically whether they may be deemed to hold a dominant market position.

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

Furthermore, the Anti-Monopoly Law, which was amended in June 2022 and became effective on August 1, 2022, increases the maximum fines for illegal concentration of business operators to no more than ten percent of its last year’s sales revenue if the concentration of business operator has or may have an effect of excluding or limiting competitions, or a fine of up to RMB5 million if the concentration of business operator does not have an effect of excluding or limiting competition. It also provides that the authorities shall investigate a transaction where there is any evidence that the concentration has or may have the effect of eliminating or restricting competitions, even if such concentration does not reach the filing threshold. In addition, the Provisions on the Review of Concentrations of Undertakings, the Provisions on the Prohibition of Monopoly Agreements, the Provisions on the Prohibition of Acts of Abuse of Dominant Market Position, the Provisions on the Prohibition of Acts of Abuse of Administrative Power to Exclude or Restrict Competition, the Provisions Prohibiting Abuse of Intellectual Property Rights to Exclude and Restrict Competition and the relevant provisions issued and revised by the relevant PRC government authorities from time to time provide detailed rules for the implementation of the Anti-Monopoly Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Anti-Monopoly and Anti-Unfair Competition.”

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

On June 27, 2025, the Standing Committee of the National People’s Congress issued the revised PRC Anti-Unfair Competition Law, which became effective on October 15, 2025. The revised law imposes additional obligations on platform operators. For example, the revised law prohibits platform operators from using data, algorithms or technology to disrupt or interfere with the normal business operations of other operators.

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

Beike is the leading integrated online and offline platform for housing transactions and services, which has a large operational scale covering over 90 cities and may lead to increased interest in our business from regulators. We may be involved in investigations, inquiries, claims, complaints or other administrative requirements in relation to anti-monopoly and competition laws and regulations in the PRC from time to time, which regulate various potential monopolistic actions or arrangements, such as entering into monopolistic agreements, organizing or providing assistance to other operators in reaching monopolistic agreements, and abusing a dominant market position, including, among others, bundling or tie-in sales, unfair pricing practices, imposing unreasonable terms on the counterparties, requiring the operators on the platform to choose “one out of two” competitive platforms, charging additional and unreasonable fees, refusing to transact with certain counterparties without any reasonable ground, as well as concentrations of undertaking. These investigations, claims and complaints are subject to the uncertainties associated with the evolving legislative activities and varied local enforcement practices. We are committed to complying with the foregoing laws, regulations and government guidelines and we continually assess and evaluate our compliance status accordingly.

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

We are subject to various cybersecurity and data privacy laws and regulations in China, including without limitation, the PRC Civil Code and the PRC Cybersecurity Law. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” Moreover, different regulatory bodies in China, including the Ministry of Industry and Information Technology of the PRC, the CAC, the Ministry of Public Security, the State Administration for Market Regulation, and the Ministry of Housing and Urban-Rural Development, have enforced data privacy and protections laws and regulations with various standards and applications. The various standards in enforcement of data privacy and protection laws have caused us difficulties in ensuring full compliance and increased our operating cost, as we need to spend time and resources to deal with various inspections for compliance. While we have adopted a rigorous and comprehensive policy for the collection, processing, sharing, disclosure authorization and other aspects of data use and privacy and taken necessary measures to comply with all applicable data privacy and protection laws and regulations, we cannot guarantee the effectiveness of these policies and measures undertaken by us, or by the agents, brokerage brands and stores or other service providers or business partners on our platform. Any failure or perceived failure to comply with all applicable data privacy and protection laws and regulations, or any failure or perceived failure of our business partners to do so, or any failure or perceived failure of our employees to comply with our internal control measures, may result in negative publicity and legal proceedings or regulatory actions against us, and could result in fines, revocation of licenses, suspension of operations or other legal or administrative penalties, which may in turn damage our reputation, discourage current and potential agents and customers, and subject us to fines and damages, which could have a material adverse effect on our business and results of operations.

Furthermore, the PRC regulatory and enforcement regime with regard to cybersecurity and data protection is still evolving. PRC regulators have been increasingly focused on regulation in the areas of cybersecurity and data protection. The following are examples of certain recent PRC regulatory activities in this area.

Personal Information and Data Privacy

On August 20, 2021, the State Council of the PRC promulgated the PRC Personal Information Protection Law, effective from November 1, 2021. This law requires, among others, that (i) the processing of personal information should have a clear and reasonable purpose which should be directly related to the processing purpose, in a method that has the least impact on personal rights and interests, and (ii) the collection of personal information should be limited to the minimum scope necessary to achieve the processing purpose to avoid the excessive collection of personal information. Entities handling personal information shall bear responsibilities for their personal information handling activities, and adopt necessary measures to safeguard the security of the personal information they handle. Otherwise, the entities handling personal information could be ordered to rectify, or suspend or terminate the provision of services, and face confiscation of illegal income, fines or other penalties. In addition, where the leakage, tampering with, or loss of personal information occurs or may occur, we would be required to take immediate remedial measures and notify the competent authorities and affected individuals unless the measures taken can effectively avoid the resulting harm. Any failure to comply with applicable personal information protection laws and regulations may subject us to administrative penalties and other liabilities, including warnings, confiscation of illegal gains, fines, suspension of services or relevant business operations, and revocation of permits or licenses, which could materially and adversely affect our results of operations and reputation.

In addition, pursuant to the Administrative Measures on Cybersecurity Incident Reporting issued by the CAC and became effective on November 1, 2025, cybersecurity incidents involving the leakage of significant volumes of personal information or important data may be classified at different levels of severity, and network operators are required to report reportable incidents to the competent authorities within prescribed time limits, update such reports upon material developments, and submit a summary report after the incident-handling process is completed. If we fail to make timely and accurate reports in accordance with these measures, we may be subject to administrative penalties, and if any leakage of personal information or data were to occur, our business, reputation, financial condition, and results of operations could be materially and adversely affected.

On February 12, 2025, the CAC promulgated the Administrative Measures for Personal Information Protection Compliance Audits, which became effective on May 1, 2025. These measures require personal information processors that handle the personal information of more than 10 million individuals to conduct personal information protection compliance audits at least once every two years, which may increase compliance costs and operational burdens. The CAC and other competent authorities may also require a processor to engage an external professional organization to conduct a compliance audit where material risks are identified in its personal information processing activities, including where a personal information security incident involves the leakage, alteration, loss, or destruction of the personal information of more than one million individuals or the sensitive personal information of more than 100,000 individuals. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Privacy Protection.” In addition, the Anti-Monopoly Guidelines for the Platform Economy Sector published by the Anti-Monopoly Committee of the State Council of the PRC also prohibit collection of user information through coercive means by online platform operators.

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

The PRC government authorities also further enhanced the supervision and regulation of cross-border data transmission. On July 7, 2022, the CAC issued the Measures for Security Assessment of Cross-border Data Transfer, which became effective on September 1, 2022. These measures require the data processor providing data overseas to apply for the security assessment of cross-border transfer of data with the local provincial-level counterparts of the national cybersecurity authority under certain circumstances. See “Item 4. Information on the Company—B. Business Overview—Regulation—Regulations Related to Internet Security and Privacy Protection.” The data processors in violation of such measures are required to rectify such non-compliance incidents within six months of the effectiveness date thereof. On February 22, 2023, the CAC promulgated the Measures on the Standard Contract for the Outbound Cross-Border Transfer of Personal Information to regulate the cross-border transfer of personal information. The interpretation, application and enforcement of the above measures and how they will affect our business operation are subject to uncertainties.

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

Although we have a well-developed monetization model for our company-operated housing transaction business through Lianjia, our platform monetization model is evolving. Our Beike platform generates revenues from existing home transaction services by earning platform service fees from real estate brokerage firms on the platform as a percentage of the transaction commissions they earned on our platform, commissions from housing customers for transactions facilitated by our Lianjia brand or a split for commissions from other brokerage firms acting as principal agents in collaboration with our Lianjia agents to complete transactions, franchise fees from brokerage firms under our franchise brands such as Deyou, and service fees for other value-added services. We also generate revenues from new home transaction services by earning sales commissions from real estate developers for new home sales completed by us, from home renovation and furnishing services by providing interior renovation services and selling furniture, electronic and home appliances products, and from home rental services by providing leasing agency services, rental property management and operation services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses. We cannot assure you that we can successfully implement the existing business model to generate sustainable revenues, especially with respect to our attempts in broadening monetization with limited track records, or that we will be able to develop new monetization strategies to grow our revenues. If we fail to maintain the implementation of our existing business model or develop new monetization approaches, we may not be able to maintain or increase our revenues or effectively manage any associated costs. In addition, we may introduce new products and services for which we have little or no prior development or operating experience. If these new products or services fail to meet our expectations or are unable to attract or engage users, real estate agents, service providers, business partners or other platform participants, as the case may be, we may fail to diversify our revenue streams or generate sufficient revenues to justify our investments and costs, and our business and operating results may suffer as a result.

We may not be able to remain profitable or increase profitability in the future.

We generated net incomes of RMB5,890 million in 2023, RMB4,078 million in 2024 and RMB2,991 million (US$428 million) in 2025. We expect to continue to incur costs and operating expenses to support our anticipated future growth. Our costs and expenses may be greater than we anticipate and our investments to make our business and our technical infrastructure more efficient may not be successful. Our revenue, including revenue from home renovation and furnishing, home rental and other emerging businesses, may not be increasing to cover our costs and expenses. Therefore, we may not be able to remain profitable or increase profitability in the future.

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

The global macroeconomic environment faces numerous challenges. The growth rate of the Chinese economy has been slowing since 2010 and the Chinese population began to decline in 2022. The Russia-Ukraine conflict, the Hamas-Israel conflict, the conflict in the Persian Gulf and surrounding areas as far west as Israel and Lebanon, and the restrictions at various times on shipping through the straits of Hormuz and in the Red Sea have heightened geopolitical tensions across the world. The impact of the regional conflicts has contributed to increases in food and energy prices and thus to inflation more generally with the potential for even more serious consequences if oil and gas facilities are destroyed or shipping is affected for an extended period of time. There have also been concerns about the relationship between China and other countries such as the United States, which may potentially have economic effects. The tension between these two countries may escalate, potentially disrupting cross-border commerce, capital flows, and investor sentiment, leading to increased compliance costs, operational disruptions, and constraints on our access to capital markets. Economic conditions in China are sensitive to global economic conditions, as well as changes in domestic economic and political policies and the expected or perceived overall economic growth rate in China. Any severe or prolonged slowdown in the global or Chinese economy may materially and adversely affect our business, results of operations and financial condition, and continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs. Our customers and business partners may reduce or delay spending with us, while we may have difficulty expanding our customer base and cooperative network fast enough, or at all, or to offset the impact of decreased spending by our existing customers and business partners.

We face risk in collecting our accounts receivable and deposits from real estate developers.

We incur accounts receivable with, and pay earnest deposits to, real estate developers when we are engaged to sell new home projects and we grant them credit terms for our sales commissions in line with the industry practice in China. As of December 31, 2025, the balance of deposits paid to real estate developers was RMB525 million (US$75 million) and the accounts receivable due from them was RMB3.6 billion (US$0.5 billion). We may face risk collecting these amounts if the operation and liquidity condition of real estate developers deteriorate. Meanwhile, any policy change aiming at tightening regulations of real estate developers may limit their access to financing channels and may cause adverse impact on the collectability of our accounts receivable. For instance, since the end of 2020, the regulators have tightened the financial requirements for real estate developers to seek new debt financings, with the aim of curing the rapid growth of debts of real estate developers. Under the rules, the growth rate of debt financing allowed for a real estate developer is contingent on its satisfaction of three debt-related financial metrics, and if it fails to meet all three metrics, it will be restricted from obtaining any new interest-bearing debt financing. We took measures in managing the collection risk, such as promoting the “Commission in Advance” model to encourage real estate developers to pay us in advance. However, if any of the real estate developers with significant outstanding accounts receivable and deposits were to become insolvent or otherwise become unable or refuse, to make payments in a timely manner, or at all, we would have to make additional provisions against such accounts receivable and deposits, or write off the amounts, either of which could adversely affect our financial conditions and profitability.

Disruption or discontinuity in the features and functions of our infrastructure components, especially ACN, may materially and adversely affect our business.

We rely on the proper functioning of ACN and the modules of our infrastructure for the daily operations of our platform. Although we have implemented a comprehensive rules and protocols in ACN, we cannot assure you that all aspects of our ACN rules will be satisfactorily implemented in each housing transaction on our platform. With the increasing number of participating real estate brokerage brands and agents who were not previously familiar with ACN rules, it may be difficult for us to effectively monitor and control these brands and agents to ensure their business performance and conducts in accordance with ACN rules. If violations of ACN rules or other inappropriate actions occur, such as circumventing our platform to facilitate transactions that are required to be partitioned according to ACN rules, and if we fail to effectively prevent non-compliance or discipline the responsible brands or agents, the effectiveness of our ACN system may be diminished and other agents on our platform may be less willing to follow the rules, which could materially and adversely affect our business and results of operations. Any material disruption or malfunction of other modules, such as our SaaS systems and customer front end, may also compromise the service quality of the service providers on our platform and affect our operations materially and adversely.

We cooperate with various real estate brokerage brands, stores and agents on our platform. If we are not able to develop relationships with new real estate brokerage brands and agents or maintain our relationship with existing real estate brokerage brands and agents on our platform, our operations may be materially and adversely affected.

We believe the large and active network of real estate brokerage brands and their affiliated stores and agents contributes significantly to the success of our platform. As of December 31, 2025, there were approximately 58,000 community-centric active brokerage stores and over 445,000 active agents affiliated with these stores. Aside from the Lianjia brand that we own and operate, the connected brokerage brands and the sales channels we specifically procured for new home transactions contributed a substantial majority of the GTV on our platform in 2025. We enter into business cooperation agreements with brokerage brands. Under these agreements, we offer the brokerage brands access to the infrastructure on our platform, such as ACN and SaaS systems. The brokerage brands, in turn, would commit to following our ACN as well as other protocols on the platform and subscribe to an agreed-upon fee structure. It is uncertain, however, that we are able to develop relationships with new real estate brokerage brands, stores and agents in line with our plan to expand our platform business, or that we are able to maintain our relationship with existing brokerage brands, stores and agents on commercially acceptable terms, or at all, after the terms of the current cooperation agreements expire. In the event that we are not able to develop new relationships or maintain our existing relationship, our ability to serve a large number of housing customers nationwide with superior housing transactions and to maintain and develop our extensive authentic property listing inventory may be restricted, which may in turn materially and adversely affect our platform operations.

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

In connection with the online operations of our platform, the VIEs or their subsidiaries are also required to obtain, and have obtained, value-added telecommunications service licenses in order to provide value-added telecommunication services. In addition, to enhance the experience of our customers, agents and other service providers and business partners on our platform, we offer various auxiliary functions and complementary services through our platform and have obtained licenses and permits for these services, such as the license for non-financial institution payment service, approval for establishment of micro credit company, license for financing guarantee business, license for insurance brokerage business and approval for commercial factoring business. Given that these laws and regulations are subject to ongoing interpretation and the application in practice by government authorities and may change over time as new guidance becomes available, we may be required to obtain additional licenses, permits, filings or approvals for these functions and services. We cannot assure you that if we are required to obtain these additional licenses, permits or approvals, we will be able to do so in a timely manner, if at all, and any non-compliance may result in fines or other penalties being imposed to us.

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

The satisfactory performance, reliability and availability of our platform, both online and offline, are critical to our success and our ability to attract and retain customers, real estate agents and other service providers. Any system interruptions caused by telecommunications failures, computer viruses, hacking or other attempts to harm our systems that result in the unavailability or slowdown of our online operations could reduce the transaction volumes and hamper transaction efficiency, and our platform as a whole will suffer. Our servers may also be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to system interruptions, website and mobile app slowdown or unavailability, delays or errors in transaction processing, loss of data or the inability to accept and fulfill customer requests. Security breaches, computer viruses and hacking attacks have become more prevalent in our industry. Because of our brand recognition in the housing transactions and services industry in China, we believe we are a relatively attractive target for such attacks. We have experienced in the past such unexpected interruptions, and we have taken protective measures to enhance the security of our platform. We can provide no assurance that our current security mechanisms will be sufficient to protect our IT systems from any external intrusions, viruses or hacker attacks, information or data theft or other similar activities. Any such future occurrences could reduce customer satisfaction, damage our reputation and result in a material decrease in our revenues. If hostile hacking attacks result in revelation of personal data we are obligated to protect, we may be subject to administrative penalties or legal proceedings against us. If such attacks lead to leaked trade secrets, including our property listings, our business and results of operations may be materially and adversely affected.

If we are unable to recruit, train and retain competent real estate personnel or sufficient workforce while controlling our labor costs, our business may be materially and adversely affected.

We will continue to recruit housing transactions and services personnel to support business operations and planned business growth. Our future success depends, to a significant extent, on our ability to recruit, train and retain competent personnel, particularly technical, marketing and other operational personnel with experience in the housing transactions and services industry as well as service providers for various value-added services on our platform. For the Lianjia brand we own and operate and our home rental services, we also strive to recruit, train and retain real estate agents and home rental service providers. The effective operation of our managerial and operating systems also depends on the quality performance and diligence of our management and employees. Since our industry is characterized by high demand and intense competition for talent and labor as well as high turn-over rate, we can provide no assurance that we will be able to attract or retain staff, agents, other service providers and managerial talents or other highly skilled employees that we will need to achieve our strategic objectives. Labor costs in mainland China and elsewhere have increased with the global economic development. In addition, our ability to train and integrate new employees into our operations may also be limited and may not meet the demand for our business growth in a timely fashion, or at all, and rapid expansion may impair our ability to maintain our corporate culture. If we are unable to meet our demand for workforce, our business may be materially and adversely affected.

We rely on our employees, real estate brokerage brands and their affiliated agents, other service providers, real estate developers, financial institutions, and other business partners on our platform to provide quality services to customers. Their illegal actions or misconduct, or any failure by them to provide satisfactory services or maintain their service levels, could materially and adversely affect our business, reputation, financial condition and results of operations.

Real estate agents, services providers of home renovation and furnishing and home rental services and certain personnel on our platform are the ultimate providers of the services offered on our platform, and our brands and reputation may be harmed by their actions that are outside our control. We rely on our employees, including Lianjia agents, home rental service providers, supporting staff and platform operation staff to provide housing transactions and services. Notwithstanding the strictly enforced service protocols, our employees, especially our agents and home rental service providers, may not fully comply with our protocols and laws or regulations, and may engage in misconduct or illegal actions, which may result in negative publicity and adversely impact our reputation and brand image.

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

We rely upon project managers and the workers they manage, as well as installation and after-sales maintenance personnel, who are third-party service providers, to deliver home renovation services to our customers. Although we have established and continue to refine our “red and yellow line” governance policies, which set unified professional conduct requirements and service standards and protocols, along with training, assessment and certification mechanisms and digital tools for process monitoring and traceability, we may not be able to exercise the same level of control over their conduct as we would if they were our employees. In particular, our “red and yellow line” governance policies primarily apply at the project manager level, and our oversight of workers relies largely on the project managers, supplemented by training and digital systems for process coverage. In the event of any unsatisfactory performance, misconduct or non-compliance with our standards by any of the foregoing service providers, including, for example, construction quality issues, misreporting of progress, misleading customers or under-the-table payment, disputes may arise and involve us as a related party. As a result, we may suffer reputational harm, customer complaints, financial losses, liabilities or administrative penalties. For example, if any of the foregoing service providers fail to deliver services in accordance with agreed standards, customers may file complaints or pursue claims against us, and we may be exposed to negative publicity or legal proceedings. Although we hold a deposit from each project manager on our platform to cover potential financial damage, to the extent that the amount of financial damage incurred in such disputes exceeds the amount of deposit, our financial condition may be materially and adversely affected.

In addition to the services provided by real estate agents and home renovation service providers on our platform, we also rely on a large number of other service providers and business partners on our platform and ecosystem. These include real estate developers to provide quality services related to new home transactions, financial institutions to provide effective and affordable financial solutions to housing customers, and home furnishing service providers and business partners, such as sales consultants and material suppliers, to provide quality services and materials that meet our standards at acceptable prices. To the extent they are unable to provide satisfactory services to housing customers and real estate agents, or they engage in any inappropriate or illegal actions, which may be due to factors that are beyond our control, we may suffer actual or reputational damage as a result. In particular, the real estate developers we cooperate with may breach the contracts with housing customers or violate laws and regulations, which may expose us to potential legal liabilities and subject us to housing customers’ claims for indemnifications and other remedies. Any of the failure to provide satisfactory services, potential misconduct or illegal actions discussed above could materially and adversely impact our business, reputation, financial condition and results of operations.

Strategic alliances, investments or acquisitions may have a material and adverse effect on our business, reputation, results of operations and financial condition.

We have in the past and may continue to invest in or acquire assets, technologies and businesses that are complementary to our existing business, such as our investments in other national real estate brokerage companies, our strategic acquisitions of real estate brokerage brands and Shengdu in the past and our investments in acquisition of properties for development in our Beihaojia business. We have also entered into and may in the future enter into strategic alliances, including joint ventures or minority equity investments, with various third parties to further our business purpose from time to time. Our investments or acquisitions may involve significant risks and may not yield the results we expect. Challenges and risks associated with strategic alliances, investments or acquisitions include:

●	Investments and acquisitions and subsequent investments (if any) could result in the use of substantial amounts of cash, and potentially dilutive issuances of equity securities. For instance, we acquired Shengdu for an aggregate consideration of RMB3.92 billion in cash and 44,315,854 of our Class A ordinary shares in equity, and the issuance of new securities had a dilutive effect on our existing shareholders;
●	Investments and acquisitions could involve, significant amortization expenses related to goodwill or intangible assets and exposure to potential unknown liabilities of the acquired business. For example, our investments in property acquisitions for our Beihaojia business may not yield the anticipated returns, or any returns at all. This could lead to the recognition of significant impairment charges, adversely affecting our financial results. If such goodwill or intangible assets become impaired, we may be required to record a significant decrease to our results of operations;
●	Investments and acquisitions may require our management team to devote a significant amount of attention in implementation or remediation of controls, procedures and policies at the invested or acquired companies;
●	The cost of identifying and consummating investments and acquisitions and integrating the acquired businesses into ours may be significant, and the integration of acquired businesses may be difficult or become disruptive to our existing business operations;
●	We may also have to obtain approval from the PRC governmental authorities or complete certain administrative procedures for the investments and acquisitions and comply with any applicable PRC rules and regulations, which may be costly;
●	Actual or alleged misconduct or non-compliance by any company we acquire or invest in (or by its affiliates) that occurred may lead to negative publicity, government inquiry or investigations against such company or against us;
●	Investments and acquisitions, whether completed or ongoing, may raise regulatory concerns in relation to the anti-monopoly and competition laws, rules and regulations of China, which could affect the consummation of, or require remedial measures in connection with, the transaction;
●	Unexpected situations in the area where we conduct investments or acquisitions, such as local protectionism, may impede the closing of our investments or acquisitions and the proper functioning of the invested business;
●	Our financial conditions and results of operations may be adversely affected as we provide loans to some of the companies we invest in and we may be unable to retrieve the loans if the invested companies do not perform well;
●	In the case of foreign acquisitions, we face difficulties and risks in addressing the need to integrate operations across different cultures and languages and to deal with the particular economic, currency, political and regulatory risks associated with specific countries; and
●	We may fail to retain and integrate qualified employees of the invested or acquired companies.

In particular, our strategy of investing in complementary businesses, including through joint ventures, acquisitions or minority equity investments, could be adversely affected by applicable anti-monopoly laws in the jurisdictions in which we operate. For example, under the PRC Anti-Monopoly Law, prior notification to the anti-monopoly authority is required for a concentration of undertakings if specified thresholds are met. Compliance with applicable anti-monopoly laws may result in significant costs and delays. In addition, the interpretation, implementation and enforcement of anti-monopoly laws in certain jurisdictions remain uncertain. Accordingly, although we intend to comply with applicable anti-monopoly laws, we cannot assure you that the relevant authorities will agree with our interpretation of such laws or approve our proposed transactions. Any failure to obtain required anti-monopoly clearance, or any penalties or restrictive conditions imposed in connection with a past or proposed investment, acquisition or other strategic transaction, could materially and adversely affect our business, financial condition and results of operations.

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

In addition, we allow the agents on our platform to upload listings to our mobile apps and websites, which may include images or other detailed information of houses. However, a small portion of such content posted on our mobile apps and websites may expose us to allegations by third parties regarding, among other things, infringement of intellectual property rights, unfair competition, invasion of privacy, defamation and other violations of third-party rights. Our failure to identify unauthorized content posted on our mobile apps and websites may subject us to claims of infringement of third-party intellectual property rights or other rights, defending of which may impose a significant burden on our management and employees, and there can be no assurance that we will obtain final outcomes that are favorable to us.

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

Increasing competition in the housing transactions and services industry would lead to declining market share and commission rate, make it more difficult for us to retain and attract real estate brokerage brands and agents, service providers, business partners and customers, or force us to increase irrational sales and marketing expenses, any of which could harm our financial condition and results of operations. We cannot assure you that we will be able to compete successfully against current or future competitors, and competitive pressures may have a material and adverse effect on our business, financial condition and results of operations.

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

Beijing and Shanghai are the two largest housing related markets in China. In 2023, 2024 and 2025, 32.3%, 35.6% and 38.9%, respectively, of our net revenues were generated from these two markets on a combined basis. We expect these two urban centers to continue to be the important sources of revenues in all of our revenue categories. If we fail to maintain our competitive positions in either of the two major urban areas, or if either of them encounters events which negatively impact the housing related industry or online platform business, such as a serious economic downturn or contraction, a natural disaster, or a decline in housing price or price control due to governmental policies or otherwise, demand for our products and services could significantly decline and our net revenues and profitability could be materially and adversely impacted.

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

We adopted (i) a Pre-IPO Share Option Scheme in 2018, or the 2018 Share Option Plan, (ii) a 2020 Global Share Incentive Plan, as amended in April 2022 and effective in May 2022, or the 2020 Share Incentive Plan, and (iii) a 2022 Global Share Incentive Plan, or the 2022 Share Incentive Plan, to provide additional incentives to employees, directors and consultants. The maximum aggregate number of ordinary shares which may be issued under the 2018 Share Option Plan is 350,225,435. No options were or will be granted pursuant to the 2018 Share Option Plan after our Hong Kong Listing in May 2022. The maximum aggregate number of ordinary shares which may be issued under the 2020 Share Incentive Plan is amended to 253,246,913 upon our Hong Kong Listing, excluding a total of 43,407,213 restricted share units representing the same number of Class A ordinary shares granted before. The maximum aggregate number of ordinary shares which may be issued under the 2022 Share Incentive Plan is 125,692,439, all of which were granted in the form of restricted shares. See “Item 6. Directors, Senior Management and Employees—B. Compensation—Share Incentive Plans.” We have granted share-based awards and recorded RMB3,216 million, RMB2,726 million and RMB1,905 million (US$272 million) in 2023, 2024 and 2025, respectively, in share-based compensation expenses in relation to such share-based award grants. We also expect to continue to grant awards under our share incentive plans, which we believe is of significant importance to our ability to attract and retain key personnel and employees. As a result, our expenses associated with share-based compensation may increase, which may have an adverse effect on our financial condition and results of operations.

We have in the past been subject to legal and regulatory proceedings and administrative investigations and may continue to be subject to these proceedings and investigations from time to time. If the outcome of these proceedings or investigations is adverse to us, it could have a material adverse effect on our business, reputation, results of operations and financial condition.

We have been, and may from time to time in the future be, subject to various legal and regulatory proceedings arising in the ordinary course of our business. Claims and complaints arising out of actual or alleged violations of laws and regulations could be asserted against us by real estate developers and other business partners, agents and other service providers, customers, our competitors, or governmental entities in administrative, civil or criminal investigations and proceedings or by other entities.

As we entered into contractual relationship with various real estate developers, brokerage brands and stores, material suppliers, and customers, we have been and may be involved in disputes and legal or administrative proceedings in the ordinary course of our business. We may also be involved and assume joint liability when we provide services to business partners on our platform who are named as defendants by customers due to various reasons including contract violations, lack of licenses or qualifications, lack of cash liquidity and bankruptcy of such business partners.

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

We are subject to risks associated with doing business outside of the United States, including exposure to complex foreign and U.S. regulations such as the Foreign Corrupt Practices Act and other anti-corruption laws which generally prohibit companies listed in the U.S., their employees, and their intermediaries from making improper payments to foreign officials for the purpose of obtaining or retaining business and which generally require companies to keep accurate books and records in reasonable detail. Violations of this act and other anti-corruption laws may result in severe criminal and civil sanctions and other penalties. It may be difficult to fully control and oversee the conduct of contractors, business partners, representatives, service providers, third-party agents or our employees, including real estate agents and home rental service providers on our platform, potentially exposing us to greater risk from their actions. If the aforesaid individuals or entities fail to comply with applicable laws or company policies governing our operations, we or our employees may face legal proceedings and actions which could result in civil penalties, administration actions and criminal sanctions. Any determination or publication that we or our employees have violated any anti-corruption laws or that our books and records are not sufficiently detailed or accurate could harm our reputation and have an adverse impact on our business and financial condition.

In addition, any changes in trade sanctions laws or export control laws may also restrict our business practices. Violations of these laws and regulations could result in significant fines, civil, criminal or administrative sanctions against us, our directors and officers or our employees, requirements to obtain export licenses, disgorgement of profits, prohibitions on the conduct of our business and our inability to market our services. Any changes to or violations of such laws could materially damage our reputation, brand, expansion efforts, ability to attract and retain customers, agents and other service providers as well as our business, prospects, operating results and financial condition.

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

Although we have been successful in expanding into new service and product categories and businesses, such as establishing our platform business, we cannot assure you that we will be able to continue our success in our expansion into new service and product categories and businesses in the future. For example, we are cooperating with more real estate developers for new home sales on our platform and we are expanding into adjacent opportunities such as home renovation and furnishing and home rental services. Meanwhile, we are leveraging our technological capabilities to offer functions such as VR property showing. In recent years, we launched our home renovation and furnishing services through Beiwoo in 2020 and expanded such services through acquisition of Shengdu which closed in 2022. We also launched our home rental services including our decentralized home rental services, Carefree Rent. In 2023, we have upgraded our corporate strategy to “One Body, Three Wings” to add Beihaojia business, which focuses on upgrading new homes, as a third wing. The business model of Beihaojia is at an early stage and subject to changes. Our lack of experience with these new service and product categories may adversely affect our prospects and our ability to compete with the existing market players in any of these service and product categories. As part of our ongoing transformation, we may continue to evolve our service model and business model in response to market conditions, customer demand, regulatory developments and strategic priorities. Such transformation may create additional uncertainties relating to execution, customer acceptance, resource allocation and compliance, and may not achieve the benefits we expect. Moreover, expansion into new businesses or transformation of business model may disrupt our ongoing business, distract our management and employees and increase our expenses to cover unforeseen or hidden liabilities or costs. We may also face challenges in achieving the expected benefits of synergies and growth opportunities in connection with these new service categories and businesses. Besides, we may be subject to additional compliance requirements for these new service and product categories and businesses. Failure to expand successfully may also diminish investor confidence in our decision-making and execution capabilities, which could materially and adversely affect our business, results of operations, financial condition and prospects.

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

In addition to the risks associated with the market acceptance of the Beihaojia business and associated with the housing related industry, we are subject to risks relating to real estate development. In the process of promoting C2M product solutions, we have and may continue to cooperate with real estate developers to acquire land and carry out subsequent development and operations. We have also undertaken certain independent projects to verify the competitive advantages of C2M product solutions in the stages of land acquisition, product positioning and design, development and construction, and sales. Beihaojia’s operating performance may fluctuate due to factors such as the progress of property projects developed by us or in cooperation with our business partners, whether the properties are welcomed by target customers, the rise and fall of land costs and construction expenses, as well as a downward pricing trend in the real estate market prices. In our cooperation projects with real estate developers, the return on such investments is subject to various factors, including the overall progress and financial performance of the underlying property projects. If these projects do not achieve expected results, our business, financial condition, results of operations and prospects may be adversely affected. Moreover, when the profitability of our cooperation projects deteriorates, whether due to a slowdown in sales pace, reduction of pricing, or other factors, such deterioration may serve as an indicator of potential future losses upon delivery and we may face possible further impairment risks in the related investments. In our existing independent projects, we record the property inventories at cost. If the market environment deteriorates, the sales of the properties we develop slow down, or prices decline, the business may face impairment risks, adversely affecting our operating results.

Although currently we do not heavily rely on financing for our Beihaojia business, if we require additional financing for future land development in cooperation with our business partners, there can be no assurance that such additional financing, either on a short-term or a long-term basis, will be made available or, if available, that such financing will be obtained on terms favorable to us.

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

Global pandemics, epidemics, or fear of the spread of contagious diseases, such as COVID-19, Middle East respiratory syndrome (MERS), Ebola virus disease, severe acute respiratory syndrome (SARS), H1N1 flu, H7N9 flu and avian flu, as well as hurricanes, earthquakes, tsunamis, or other natural disasters could disrupt our business operations, reduce or restrict the ability of real estate agents and other service providers, including those in home renovation and furnishing and home rental services, to provide services, or incur significant costs to protect our employees and facilities. Actual or threatened wars, terrorist activities, political unrests, civil strife and other geopolitical uncertainty could have a similar adverse effect on our business, financial condition and results of operations.

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

Certain lessors of our leased properties have not provided us with their property ownership certificates or any other documentation proving their right to lease those properties to us. If lessors of our leased properties for offices and stores, as well as lessors for our home rental services, are not the owners of the properties and they have not obtained consents from the owners or their lessors or permits from the government authorities, or our lessors are subject to property seizure or other proceedings that affect the properties, our leases could be invalidated. If this occurs, we may have to renegotiate the leases with the owners or the parties who have the right to lease the properties, and the terms of the new leases may be less favorable to us. We may not have entered into written contracts with our lessors properly for a few of our leased properties in a timely manner and the lessors of such properties may claim to terminate our leases. We may not be able to find alternative properties to lease in a timely and reliable manner, or at all. While some lessors have represented and warranted to us that they are the owners of the leased properties or have the legal rights to lease those property to us and have agreed to indemnify us against the losses resulting from the ownership defects or their failure to obtain the required approvals in accordance with the applicable laws and regulations, there is no assurance that we will be able to successfully enforce such indemnification obligations against the lessors or that such indemnification can cover losses from all the ownership defects. In addition, some of the leased properties may also be subject to mortgage at the time the leases were entered into. If no consent had been obtained from the mortgage holder under such circumstances, the lease might not be binding on the transferee of the property in the event that the mortgage holder forecloses on the mortgage and transfers the property to another party. In addition, a portion of our leasehold interests in leased properties have not been registered with the PRC governmental authorities as required by PRC law. The PRC governmental authorities may order us to register the lease agreements within a prescribed time limit. Failure to do so may subject us to a fine ranging from RMB1,000 to RMB10,000 for each lease agreement. As of the date of this annual report, we had not been subject to any administrative penalties due to failure to complete the relevant filings for the lease agreements and we do not expect the failure to register the lease agreements of these properties to be material to our business and results of operations in terms of revenue contribution.

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

Our leased properties, including properties in relation to home renovation and furnishing business and centralized rental property management and operation services, transaction service centers and brokerage stores, must comply with fire safety regulations and pass necessary fire safety verifications or inspections. If any of the leased properties fails to pass such verifications or inspections, or otherwise does not comply with fire safety regulations, we may be exposed to significant fire safety risks and potential fire accidents. Safety risks with respect to leased properties, including our exhibiting and warehousing properties, transaction service centers, brokerage stores and leased properties under our home rental services, or properties that we help renovate and furnish may arise from unauthorized constructions, mezzanine additions and improper use of fire, electricity, gas or home appliance, aging of electrical circuits, gas leakage and spontaneous combustion of electrical appliances. Such risks or incidents could subject us to administrative penalties, forced closure of properties, interruptions to business operations, reputational harm, costs of rectification or, in the event of accidents, personal injuries, casualties and property damages.

Enforcement of stricter labor laws and regulations and increases in labor costs in the PRC may materially and adversely affect our business and our profitability.

Our labor costs, including wages and employee benefits, may increase from time to time. Unless we are able to pass on these increased labor costs to our customers who pay for our services, our profitability and results of operations may be materially and adversely affected. Further, pursuant to the PRC Labor Contract Law, as amended, and its implementation rules, employers are subject to various requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the PRC Labor Contract Law and its implementation rules may limit our ability to affect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

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

Our management has concluded that our internal control over financial reporting was effective as of December 31, 2025. See “Item 15. Controls and Procedures.” Our independent registered public accounting firm has issued an audit report, which has concluded that our internal control over financial reporting was effective in all material aspects as of December 31, 2025. However, if we fail to maintain an effective system of internal control over financial reporting in the future, our management and our independent registered public accounting firm may not be able to conclude that we have effective internal control over financial reporting at a reasonable assurance level. This could in turn result in loss of investor confidence in the reliability of our financial statements and negatively impact the trading price of our Class A ordinary shares or the ADSs. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchanges on which we list, regulatory investigations and civil or criminal sanctions. We may also be required to restate our financial statements for prior periods. Furthermore, we have incurred and anticipate that we will continue to incur considerable costs, management time and other resources in an effort to comply with Section 404 of the Sarbanes-Oxley Act and other requirements.

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

From time to time, we purchase short-term investments, which mainly include bank time deposits, investments in wealth management products issued by financial institutions and held-to-maturity investments issued by financial institutions, and long-term investments, which primarily include long-term time deposits, investments accounted for at fair value (such as long-term wealth management products and equity securities in publicly-listed companies), available-for-sale debt investments, and equity investments. The methodologies that we use to assess the fair value of the short-term and long-term investments involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term and long-term investments, which may adversely affect the net changes in their fair value. As of December 31, 2023, 2024 and 2025, we had short-term investments of RMB34.3 billion, RMB41.3 billion and RMB39.6 billion (US$5.7 billion), and long-term investments of RMB23.6 billion, RMB23.8 billion and RMB20.1 billion (US$2.9 billion), respectively. The impairment recorded for equity method investments was RMB10.4 million, nil and RMB61.1 million (US$8.7 million) in 2023, 2024 and 2025, respectively. The impairment recorded for equity investments accounted for using measurement alternative was RMB28.8 million, RMB9.4 million and RMB2.7 million (US$0.4 million) in 2023, 2024 and 2025, respectively.

Impairment loss charged against our goodwill, intangible assets and other long-lived assets could materially and adversely affect us.

We may need to provide impairment losses for our goodwill, intangible assets, and other long-lived assets. Goodwill is not depreciated or amortized but is tested for impairment on an annual basis and between annual tests when an event occurs, or circumstances change that could indicate that the asset might be impaired. In accordance with the FASB, a company first has the option to assess qualitative factors to determine whether it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. In the qualitative assessment, we consider primary factors such as industry and market considerations, overall financial performance of the reporting unit, and other specific information related to the operations. If we decide, as a result of our qualitative assessment, that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is mandatory. Otherwise, no further testing is required. The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of each reporting unit exceeds its fair value, an impairment loss equal to the difference will be recorded. Application of a goodwill impairment test requires significant management judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of reporting units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. Changes in these estimates and assumptions could materially affect the determination of fair value for each reporting unit. We perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. Impairment charges of goodwill, intangible assets and other long-lived assets recognized for the years ended December 31, 2023, 2024 and 2025 were RMB93.4 million, RMB151.6 million and RMB116.3 million (US$16.6 million), respectively. If we incur significant impairment charges of goodwill, intangible assets, and other long-lived assets in the future, our results of operations may be materially and adversely affected.

We are subject to risks associated with contract liabilities and deferred revenue.

We had contract liabilities and deferred revenue of RMB4,665 million, RMB6,052 million and RMB5,690 million (US$814 million) as of December 31, 2023, 2024 and 2025, respectively. Contract liabilities and deferred revenue are recognized if we receive consideration in advance of performance, which is mainly in relation to the existing home transaction services, new home transaction services, home renovation and furnishing services, home rental services and emerging and other services. If for any reason we were to become unable to fulfill a large amount of these contract liabilities and deferred revenue, we would have to refund the payments we received, which could materially and adversely affect our financial condition and liquidity position, and our brand image, reputation, and relationship with our platform participants might be damaged.

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

We are a Cayman Islands exempted company, and our PRC subsidiaries are considered foreign-invested enterprises. Accordingly, our PRC subsidiaries are not eligible to provide value-added telecommunication services and certain financial services subject to foreign ownership restriction under PRC laws or certain qualification requirements for foreign investors under other applicable PRC laws and regulations. To ensure compliance with the PRC laws and regulations, we conduct our foreign investment-restricted business in China through the VIEs and their subsidiaries, which currently hold the value-added telecommunication business license, and other licenses necessary for our operation of such restricted business. Our applicable WFOEs have entered into a series of contractual arrangements with the VIEs and their applicable shareholders, respectively, which enable us to (i) direct activities of the VIEs that most significantly affect the economic performance of the VIEs; (ii) receive economic benefits from the VIEs that could be significant to the VIEs; (iii) have the pledge right over the equity interests in the VIEs as the pledgee; and (iv) have an exclusive option to purchase all or part of the equity interests in and assets of the VIEs when and to the extent permitted by PRC law. As a result of these contractual arrangements, we have control over and are the primary beneficiary of the VIEs and hence consolidate their financial results under U.S. GAAP. See “Item 4. Information on the Company—C. Organizational Structure” for further details.

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

If the PRC government determines that the contractual arrangements constituting part of the VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, our Class A ordinary shares and ADSs may decline in value or become worthless if we are unable to direct activities of or receive economic benefits from the VIEs, which collectively held 42.7% of our group’s cash, cash equivalents and restricted cash and 11.9% of our group’s total assets as of December 31, 2025 and contribute to 0.9% of our net revenues in 2025, excluding inter-group transactions. Our holding company in the Cayman Islands, the VIEs and investors of our company face risks about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a group.

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

On December 16, 2021, the PCAOB issued a report to notify the SEC of its determination that the PCAOB was unable to inspect or investigate completely registered public accounting firms headquartered in mainland China and Hong Kong and our auditor was subject to that determination. In May 2022, the SEC conclusively listed us as a Commission-Identified Issuer under the HFCAA following the filing of our annual report on Form 20-F for the fiscal year ended December 31, 2021. On December 15, 2022, the PCAOB removed mainland China and Hong Kong from the list of jurisdictions where it is unable to inspect or investigate completely registered public accounting firms. On December 29, 2022, the Consolidated Appropriations Act, 2023 was signed into law, which amended the HFCAA (i) to reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCAA from three years to two, and (ii) so that any foreign jurisdiction could be the reason why the PCAOB does not have complete access to inspect or investigate a company’s auditors. As it was originally enacted, the HFCAA applied only if the PCAOB’s inability to inspect or investigate because of a position taken by an authority in the foreign jurisdiction where the relevant public accounting firm is located. As a result of the Consolidated Appropriations Act, 2023, the HFCAA now also applies if the PCAOB’s inability to inspect or investigate the relevant accounting firm is due to a position taken by an authority in any foreign jurisdiction. The denying jurisdiction does not need to be where the accounting firm is located. As of the date of this annual report, the PCAOB has not issued any new determination that it is unable to inspect or investigate completely registered public accounting firms headquartered in any jurisdiction. For this reason, we were not identified as a Commission-Identified Issuer under the HFCAA after we filed our annual report on Form 20-F for the fiscal year ended December 31, 2022, 2023 or 2024 and do not expect to be so identified as a Commission-Identified Issuer under the HFCAA after we file this annual report on Form 20-F.

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

The U.S. government has implemented policies restricting international trade and investment, such as tariffs, export controls, economic or trade sanctions, and foreign investment filing and approval requirements. These actions may materially and adversely affect international trade, global financial markets, and the stability of the global economic condition. In the past, the U.S. government has imposed higher tariffs on certain products imported from China to penalize China for what it characterizes as unfair trade practices. China has responded by imposing higher tariffs on certain products imported from the United States. In 2025, the Trump administration announced and implemented various additional tariffs on most countries, including China, and China responded by imposing an additional tariff on goods imported from the United States. As of the date of this annual report, there is still a high degree of uncertainty surrounding U.S. tariff policy, how it will be implemented, and how other countries will react to it. It also remains uncertain whether increased tariffs and trade tensions will create further disruptions and uncertainties to the international trade and lead to a downturn to the global economy.

Although cross-border business may not be an area of our focus, if we plan to expand our business internationally in the future, any unfavorable government policies restricting international trade and investments may affect the demand for our products and services, impact our competitive position, or prevent us from being able to conduct business in certain countries.

In addition, the U.S. government has taken efforts to limit the outbound U.S. investments to China. On August 9, 2023, the Biden administration of the United States released an executive order directing the Department of Treasury to create an outbound foreign direct investment review program that would require reporting on or (in more narrow circumstances) prohibit investments by U.S. persons involving “covered national security technologies and products.” On October 28, 2024, the Department of Treasury issued a final rule to implement the executive order, providing details on technical specifications and other aspects of the operative regulations, which came into effect on January 2, 2025. This is referred to as the Outbound Investment Rule. The Outbound Investment Rule imposes investment prohibitions and notification requirements on U.S. persons for a wide range of investments in entities associated with “countries of concern,” currently only China, that are engaged in activities relating to (i) semiconductors and microelectronics, (ii) quantum information technologies, and (iii) artificial intelligence systems. These entities are collectively defined as “Covered Foreign Persons.” U.S. persons subject to the Outbound Investment Rule are prohibited from making, or required to report, transactions involving Covered Foreign Persons that are defined as “covered transactions,” although the Outbound Investment Rule excludes some investments from the scope of covered transactions, including those in publicly traded securities. The Outbound Investment Rule introduces new hurdles and uncertainties for cross-border collaborations, investments, and funding opportunities of China-based issuers including us. We do not believe that We do not believe KE Holdings Inc. would be defined as a Covered Foreign Person under the Outbound Investment Rule because we do not engage in a “covered activity” (as defined in the Outbound Investment Rule) or otherwise meet the definition of Covered Foreign Persons provided in the Outbound Investment Rule. However, there is no assurance that the U.S. Department of Treasury will take the same view as ours. If we were to be deemed a “Covered Foreign Person,” and if U.S. persons were to engage in a “covered transaction” (as defined under the Outbound Investment Rule) that involves the acquisition of our equity interests, such U.S. persons may need to make a notification pursuant to the Outbound Investment Rule. In addition, even though U.S. persons’ acquisitions of publicly traded securities (such as our ADSs) will be exempted from the scope of covered transactions under the Outbound Investment Rule, the rule could still limit our ability to raise capital or contingent equity capital from U.S. investors given that the relevant laws, regulations, and policies continue to evolve and we cannot rule out the possibility of being deemed a Covered Foreign Person in the future due to different views taken by the U.S. Department of Treasury, potential amendments to the Outbound Investment Rule or the introduction of additional regulations. On February 21, 2025, the White House released President Trump’s “America First Investment Policy” memorandum, outlining several initiatives to incentivize investment from U.S. allies and partners while restricting investments involving “foreign adversaries,” including China. Among other things, the policy aims to expand the industry sectors covered by the U.S. outbound investment regulations and supplement outbound restrictions through the imposition of sanctions. As of the date of this annual report, the proposed changes under the America First Investment Policy are not implemented, although the proposed restrictions may further deepen the uncertainties for cross-border collaborations, investments, and funding opportunities for China-based issuers including us. In addition, on December 18, 2025, the Comprehensive Outbound Investment National Security Act of 2025 (the “COINS Act”), was signed into law. The COINS Act will keep the core of the Outbound Investment Rule while expanding its scope and coverage and clearly including underwriting services as an exception and amending certain key definitions such as “Covered Foreign Person.” The COINS Act will not take effect until the Department of Treasury issues new regulations (subject to notice and comment), which it must do by March 13, 2027, providing Department of Treasury with the opportunity to further amend or expand existing prohibitions and restrictions in accordance with the COINS Act. In the meantime, the existing Outbound Investment Rule will remain in effect. The content of the implementation regulations remains uncertain. If our ability to raise such capital is significantly and negatively affected, it could be detrimental to our business, financial condition and prospects, and our ADSs may significantly decline in value.

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

The trading price of our ADSs has been volatile since our ADSs started to trade on the New York Stock Exchange on August 13, 2020. The trading price of our ADSs could fluctuate widely due to factors beyond our control. The trading price of our Class A ordinary shares, likewise, can be volatile for similar or different reasons. This may happen because of broad market and industry factors, including the performance and fluctuation of the market prices of other companies with business operations located mainly in China that have listed their securities in the United States or Hong Kong. In addition to market and industry factors, the price and trading volume for the Class A ordinary shares or ADSs may be highly volatile for factors specific to our own operations, including the following:

●	variations in our revenues, earnings, or cash flow;
●	fluctuations in operating metrics;

●	announcements of new investments, acquisitions, strategic partnerships or joint ventures by us or our competitors, or failure to complete investments or acquisitions;
●	announcements of new services and expansions by us or our competitors;
●	changes in financial estimates by securities analysts;
●	detrimental negative publicity about us, our competitors or our industry;
●	additions or departures of key personnel;
●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities;
●	regulatory developments affecting us or our industry and relating to overseas listing;
●	potential litigation or regulatory investigations;
●	the exclusion or removal of our Class A ordinary shares in the Shanghai-Hong Kong Stock Connect or Shenzhen-Hong Kong Stock Connect programs, which are mutual stock market access mechanisms between mainland China and Hong Kong;
●	trends of global and China’s economies;
●	rising international geopolitical tensions; and
●	short selling of securities of China-based companies listed in the United States.

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

As of February 28, 2026, holders of our Class B ordinary shares hold 138,588,377 Class B ordinary shares, representing 29.9% of the aggregate voting power of our total issued and outstanding ordinary shares (excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and Class A ordinary shares in the form of ADSs repurchased but not cancelled) due to the disparate voting powers associated with our dual-class voting structure. See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.” Holders of our Class B ordinary shares or their proxy have considerable influence over matters requiring shareholder approval, such as electing directors and approving material mergers, acquisitions, or other business combination transactions. This concentration of ownership may discourage, delay, or prevent a change of control of our company, which could have the effect of depriving our other shareholders of the opportunity to receive a premium for their shares as part of a sale of our company and may reduce the price of our Class A ordinary shares or ADSs. This concentrated control will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover, or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

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

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. No assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets.

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

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2025, we facilitated over 5.6 million housing transactions on our platform, and we recorded an aggregate GTV of RMB3,183.3 billion (US$455.2 billion).

We own and operate Lianjia, China’s leading real estate brokerage brand in respect of service quality and an integral part of our Beike platform. We believe the success and proven track record of Lianjia pave the way for us to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike. We have over 24 years of operating experience through Lianjia since our inception in 2001. Such extensive industry experience has provided us with distinct insights into markets, business conditions and customer needs, which we believe are critical for us to offer effective solutions, expand market footprint and capture adjacent opportunities.

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
Agents
Housing Customers
Real Estate Developers
Home Renovation and Other Service Providers
Ecosystem Participants
SaaS
Customer Front End
Community-centric Network
Talent Development
Modules
Infrastructure
Signing-to-closing Support
Insights & AI
RealSee VR
Payment & Escrow
Agent Cooperation Network
Operating System

Our Beike platform is an open platform for participants in the housing related industry and ecosystem. It enables housing customers, including home buyers, home sellers, landlords and tenants, and those seeking home renovation and furnishing, to enjoy smooth housing transactions and services with high-quality real estate brokerage brands, stores, agents, and home renovation and other service providers. Our platform serves as an innovative sales channel for real estate developers and also enables other ecosystem participants such as home renovation service providers to benefit from our technology and extensive customer and agent base. The foundation of our platform is ACN, through which we streamline the entire housing transaction process by promoting collaborations among brokerage brands, stores and agents, standardizing authentic property listings and applying a series of cooperation rules. We also offer various service modules to our ecosystem participants, which, along with ACN, form the scalable infrastructure applicable and beneficial to the whole industry. These modules include SaaS systems, customer front end, community-centric network, AI-powered technology applications, training and recruiting programs and transaction service centers.

Our service offerings to ecosystem participants mainly include:

●	To housing customers: As the leading housing transactions and services platform, we provide comprehensive services to satisfy the evolving needs of customers. These services primarily belong to four categories: (1) brokerage services relating to existing home sales and home rentals, and marketing services relating to new home sales; (2) signing-to-closing support that includes contract service, secure payment, escrow, among other things; (3) home renovation and furnishing services; and (4) home rental services. Together with the brokerage brands, stores, agents and other service providers, we provide housing customers with access to the largest authentic property listing inventory in China, while delivering professional and efficient services to handhold our customers throughout various phases of home ownership lifecycle and other residential services.
●	To brokerage brands, stores and agents: Our infrastructure is open to all real estate brokerage brands, stores and agents joining our platform. We provide primarily two categories of services to the brands, stores and agents on our platform: (1) platform services, to enable the brokerage service providers on our platform to conduct automatic role-based commission allocation and use our infrastructure and its different modules in a collaborative manner, including SaaS, technology, training and recruiting, signing-to-closing service, among other things; and (2) branding services, which allow small brokerage stores to join reputable brokerage brands and benefit from better quality control and lead conversion.

●	To real estate developers: Leveraging our established infrastructure and a broad base of housing customers, our platform is able to act as a powerful sales channel for new home projects, thereby reconstructing the value chain and transforming the way real estate developers discover and interact with home buyers. We primarily offer comprehensive sales and marketing solutions to real estate developers that include channel marketing, sales planning, reception services, online marketing as well as innovative tools.
●	To home renovation, home rental and other service providers: Leveraging our digital transformation capability and refined management, we are committed to empowering the service providers on our platform by expanding their business opportunities and enhancing their earning potential. By standardizing work processes and integrating industry best practices into our digital systems, we aim to continuously enable service providers to deliver high-quality residential services to our customers.

We have five main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rental, brokerage services and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. For home rental services, we generate revenues by providing rental property management and operation services, leasing agency, and various other rental-related services. In addition, we generate revenues from a variety of other housing-related services, including financial services and other newly developed businesses.

As we become a more trusted platform and the relationship between the agents on our platform and housing customers deepens, we are able to extend to other service verticals that are incidental to home ownership and other ecosystem participants. We endeavor to further expand our service offerings and amplify the network effect of our ecosystem.

Agent Cooperation Network (ACN)

At the core of our infrastructure is ACN, an operating system that not only fosters reciprocity and bonding among various service providers, but also enables them to enhance service efficiency and customer experience through collaborative efforts and commission allocation. We designed our ACN to radically solve the underlying challenges faced by our industry. It serves as the operating system on Beike platform that consists of protocols and practices to specify roles in cooperative housing transactions and prescribe agents’ rights and obligations through commission allocation mechanism. Through ACN, we standardize authentic property listings, promote efficient cooperation and orderly competition among agents, streamline the whole transaction process, and enable agents to be more specialized in a transaction process and knowledgeable in a particular region. Built on our profound understanding of China’s housing related industry and goodwill accumulated throughout our over 24-year operation of Lianjia, ACN has transformed the housing transactions and services industry in China through the following three reinventions: (i) fostering information and resource sharing among service providers to demolish the walls among isolated information islands, (ii) assigning cooperative roles of agents to achieve cross-store and cross-brand collaboration, and (iii) creating a professional network for agents, stores, brands and other service providers to get connected and engaged on the platform.

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

To protect property information and promote healthy competition among sell-side agents, we encourage the agents to foster their insights in the nearby community based on geographic areas and their own strengths so that agents can become experts of the properties in their vicinity. A brokerage store has the right to manage existing home listings in vicinity of the store and act as sell-side agents for those listings. For buy-side agents, if their customers have intentions to buy homes in other regions, they can obtain a portion of the commission on completed transactions by recommending their housing customers to agents in the desired regions.

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

We continue to refine our platform’s ecosystem to bolster network collaboration and operational efficiency. By implementing our scientific management systems, including regional co-governance councils and incentive programs, we strive to foster a dynamic environment that encourages both healthy competition for excellence and effective collaboration among participants. As for business conduct governance, we create an integrated online and offline governance mechanism that combines store-owner self-inspection with platform supervision. The mechanism empowers us to effectively identify violations, such as off-platform transactions and customer poaching, and promptly rectify related issues, creating a more secure environment for real estate agents. For new home transaction services, we promote joint promises with new home developers to avoid customer information leakage, customer poaching and other violations, aiming to enhance the sense of security during agents’ operations.

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

Beike Customer Front End

Our Beike customer front end, including ke.com website, Beike apps, Beike Weixin Mini Programs, offers customers relevant housing transactions and services resources, empowering them to make informed decisions along their journey of housing transactions and residential services.

We believe that the authentic and extensive property listings on our platform form the foundation for high-quality customer services and successful transactions. Housing customers can easily access abundant existing and new home listings and rental listings through our ke.com website, Beike apps, and Beike Weixin Mini Programs. Furthermore, leveraging our Housing Dictionary data, customers can gain insights into community information such as surrounding transportation, education, healthcare, and entertainment resources, among other services.

For existing home listings, customers can view visual presentations including VR or pictures, floor plans, comments from agents on the listing and past transaction history in the same neighborhood. For new home projects, we provide basic project information, VR tours of model units, property value analysis, neighborhood insights, price comparisons with surrounding areas, and authentic user reviews. For rental listings, we also provide visual presentations and specify facilities and furniture. Particularly, customers can view introduction to rental services, service fees, available move-in dates and other information for our Carefree Rent business.

Meanwhile, we provide AI-powered home search assistant, advancing our service model from “information retrieval” to “decision support”. Through an interactive Q&A format, the AI home search assistant provides customers with specialized services including real estate market analysis, city-wide property searches, regional insights, and property comparisons, as well as preliminary matching for both listings and agents.

Furthermore, we enhance customer interaction through diversified formats to facilitate their decision-making. Through short videos and live streaming, we adapt to the evolution of user content consumption habits, providing a more intuitive presentation of home listings and community environments. To help customers assess the timing of buying and selling, we launched market updates on our customer front end in certain cities. In addition, we provide services such as property valuation, market information, online listings, and asset management for homeowners, strengthening the connection and interactions between the platform and homeowners.

We display information of agents under property listings and customers may initiate inquiries through instant messaging or phone calls with one click. We have built individual profiles for agents so that customers can view the agents’ names and titles, employment history, transaction records, awards, and ratings and reviews from past customers. In addition, we display Beike score of the agents and percentile on our platform, which generally represents service quality of the agents. Leveraging the large agent base on our platform, and our accumulated expertise in supporting customers’ decision-making in housing transactions and residential services, we are able to serve customers in a timely and efficient manner.

For home renovation and furnishing services, we integrate a diverse range of tools on our customer front end, including renovation cost estimation, case matching, and designer selection, to facilitate them in making decisions. Our AI-driven design products also support the one-click generation of multi-style interior renderings, visualizing users’ concepts and significantly enhancing communication efficiency between customers and service providers.

Our Community-centric Network

Property transactions are generally high in value and involve high-risk, which requires substantial information analysis and research prior to consummation. Unlike a click-and-buy product, every residential property is unique in various aspects, such as location, property features, conditions and age, resulting in different values. Convenient accessibility and abundant local insights and knowledge on the community often carry heavy weights when housing customers select real estate brokerage agents in housing transactions. Furthermore, as China is a populous country, residential communities with high population density are prevalent in urban areas. Focusing on community outreach and engagement, community-centric network serves as convenient access points for local housing customers and as tangible offline touchpoints of our platform.

Our extensive network allows our platform to amass housing information offline and gain local insights in customer needs and property features. The connections between customers and agents through our online platform allow customers to quickly find stores and agents offline for speedy, efficient and convenient delivery of local service. In addition, the supporting tools available on our platform empower store managers to build and manage larger teams of agents and increase operational efficiency at store level, solidifying our advantages as an integrated online and offline platform. As each store functions as a working unit, where store managers perform managerial functions, we are able to maintain operational efficiency as our scale continues to grow.

In recent years, an increasing number of stores on our platform start to offer complimentary convenience services, such as printing, charging, and internet browsing, to community residents. Through these high-frequency interactions, the agents on our platform are able to build connections with housing customers, which not only generates effective housing transaction leads, but also positions us well for other housing related services.

Our community-centric stores are also becoming an important foundation as we develop our one-stop residential services, including home renovation and furnishing and home rental services. We empower real estate brokerage agents to become “residential” consultants, transforming them from agents only facilitating housing transactions to experts with customer insights to facilitate a wide range of residential services. We are also transforming our physical stores into community service hubs, aiming to cater to diverse customer needs across all scenarios of the entire residential lifecycle.

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

We continue to advance the professionalization of our home renovation workforce. By focusing on standardized tools and professional skill enhancement, we work to address the long - standing industry challenges such as low operational efficiency, inconsistent craftsmanship, and excessive construction dust. Through this systematic empowerment, we are driving the transition of laborers toward becoming a highly professional and specialized workforce.

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

We also integrated our home renovation and furnishing services into our offline transaction service centers. At selected centers, we have dedicated sales representatives and designers available, allowing customers with needs for home renovation after a property transaction to engage directly with them for prompt assistance, and easily schedule home measurement appointments. Furthermore, we piloted model showrooms adjacent to these transaction service centers, featuring productized model homes that reflect core customer demands through master designs. This strategic layout allows customers to transition from completing a home transaction to experiencing a tangible, immersive renovation solutions firsthand. This integrated approach helps create a convenient and efficient “one-stop” journey for customer, also laying a foundation for increasing sales conversion in the future.

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

Insights and AI Applications

Our platform generates a significant amount of insights from historical property information, interactions on our platform, and transactions that we facilitate. Moreover, given our scale, we have a holistic view of the market, including supply, demand and pricing trends. These valuable insights help us support customers’ decision-making with customized products and services, match customers with listings and agents that meet their demands, and facilitate transactions and other residential services.

Our Housing Dictionary

We launched Housing Dictionary in 2008 and have been building it for over a decade. It encompasses a wide range of housing related information from the neighborhoods, the communities, the buildings, to the floors and rooms. As of December 31, 2025, our Housing Dictionary covered approximately 303 million properties. Agents can supply new property information or raise amendment through mobile app, Weixin Mini Programs and other entrances. Through Housing Dictionary, we verify the authenticity of property listings, supplement real estate information on our platform and offer property valuation services based on property information and past transaction history.

Artificial Intelligence (AI) Applications

We view AI as a key infrastructure for reshaping value creation in residential services. Through a human-AI collaboration model, we are driving the evolution of our services toward decision-oriented services, enhancing customer experience, improving service provider capabilities, and increasing platform operating efficiency, thereby strengthening our long-term competitiveness.

We continue to strengthen our multi-modal AI technology foundation, developing proprietary language, vision and speech models and optimizing them with our proprietary housing data. These capabilities have been applied across key processes, including customer demand understanding, property matching, design solution generation and operational decision support. We have also built a unified AI application platform to drive operational efficiency. Examples of AI applications on our platform include:

For home transaction services:

We are progressively deploying AI as a decision-support assistant for customers and intelligent aid for service providers, enhancing customer experience, strengthening service provider capabilities and improving overall operational efficiency.

On the customer side: we launched an AI-powered home search assistant that identifies user needs and provides market analysis, property recommendations and comparisons, and agent matching services, advancing our service model from “information retrieval” to “decision support.”

In lead generation and conversion: we built intelligent marketing and customer management tools for agents, leveraging AIGC to automate marketing content production and help agents efficiently build their online presence. Our AI CRM system integrates automated client intake, intelligent property selection, and communication assistance, enhancing agents’ personalized service capabilities and lead conversion efficiency.

In training and development: we use AI to distill high-performing service experience into replicable professional capabilities and employ simulation-based training to improve service providers’ ability to handle complex client interactions, raising overall service quality and efficiency.

In new home transaction services: we deploy AI agents to support business development teams with industry analysis, sales report generation, and negotiation strategy, improving professionalism in developer engagement and project management precision. We also equip property agents with tools that enhance purchase decision support and project matching, lowering the experience threshold for new home transactions and improving sales effectiveness.

For home renovation services:

We apply AI across customer acquisition, design, construction and delivery processes, driving the digitalization and standardization of our operations, enhancing scalable delivery capabilities and improving customer experience.

At the design stage: we built an AI-driven end-to-end integrated design toolchain that significantly improves design efficiency and establishes a scalable, replicable design service capability. The system incorporates an extensive library of floor plan knowledge and modular product catalogs, enabling one-click generation of multi-dimensional visual design proposals, with data integration across design, material selection, and quotation workflows, advancing design standardization. We also provide designers with a one-click AI proposal tool that supports floor plan interpretation, client needs analysis, and proposal presentation, helping customers understand design concepts more intuitively and improving communication efficiency and conversion rates.

At the construction and delivery stage: we built a smart construction site system that enables intelligent closed-loop management across construction progress and inspection milestones, improving delivery efficiency and quality. AI-generated visual construction reports also provide customers with a more transparent service experience.

For home rental services:

In our Carefree Rent business, we have built an end-to-end intelligent operations system, progressively embedding AI capabilities across key functions including property sign-up, pricing, leasing, inventory management, and operational decision-making, with the goal of improving operational efficiency and supporting scalable growth:

In operational management: we apply AI-driven data analytics and supply-demand forecasting to transform operational decisions from experience-dependent to system-driven, enabling dynamic inventory monitoring and risk alerts. The system also supports home listing assessment, intelligent pricing, and automated leasing management, improving acquisition and leasing efficiency while reducing marketing costs.

In customer service: the home search experience is supported by intelligent matching, video tours, and Q&A services, improving viewing and transaction efficiency. During the tenancy period, we also provide AI-powered post-tenancy service tools that enhance response efficiency for both landlords and tenants, increasing the rate of online issue resolution.

Other Modules

The modules in our infrastructure also include our virtual reality and other technologies. See “—Our Technology and Research and Development—RealSee Virtual Reality.”

Real Estate Brokerage Brands on Our Platform

We believe a large and active network of agents, brokerage stores and brokerage brands across China provides a solid foundation for serving a large number of housing customers. As of December 31, 2025, there were over 445,000 active agents and approximately 58,000 community-centric active brokerage stores on our platform, representing 279 real estate brokerage brands. As of December 31, 2025, there were approximately 523,000 agents and approximately 61,000 brokerage stores on our platform. Through the agents, stores and brokerage brands on our platform, we are able to effectively hone local market expertise, generate leads and build relationships with our housing customers.

Lianjia Brand

We started to operate real estate brokerage business under “Lianjia” brand in housing transactions and services industry in 2001 and Lianjia has been recognized as “China’s Famous Brand.” Through Lianjia, we provide brokerage services to housing customers, offer marketing services to real estate developers for new home sales and extend brokerage business to home rentals. Leveraging our strong online and offline operational capabilities, we implemented through Lianjia a series of industry “firsts” and successfully developed rules, operational know-hows, AI and technology systems that resulted in superior service quality and efficiency. For example, Lianjia was among the first to propose tripartite agreements in housing transactions, including brokerage service providers as a party to provide full transparency and elevated trust. The Housing Dictionary was launched on Lianjia in 2008. Lianjia pioneered the migration from offline to online through launching Lianjia.com in 2010 and building its own Link SaaS system ahead of our peers. Lianjia also established the prototype of ACN in 2011, which we tested and refined before rolling out on Beike.

Lianjia aims to provide highest quality customer services in China and has strived to provide best customer experience. Taking service quality as its priority, Lianjia has been improving its customer services and established a comprehensive set of rules and standards accumulated over the past 24 years. Many ACN rules developed during Lianjia business operations, including authentic property listings, were compiled to guide Lianjia agents. Lianjia also pioneers in adopting protocols on service quality, such as service commitments and customer complaint handbooks, which are now standards and rules we aim to apply throughout the entire Beike platform.

We screen and recruit high-quality agents on Lianjia and train them to provide efficient and professional services to housing customers. Lianjia has built a strong and comprehensive agent development program that encompasses campus recruiting, regular examinations, offline training and online courses.

As of December 31, 2025, Lianjia had over 90,000 active agents and approximately 4,900 active offline brokerage stores.

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

Other Brands

By sharing our deep industry understanding, operational know-hows, and powerful infrastructure, as well as highly efficient online and offline integration, we help other real estate brokerage brands to grow and succeed. As of December 31, 2025, our platform connected 278 real estate brokerage brands other than Lianjia, which operated approximately 53,000 active brokerage stores with over 354,000 active agents. In 2025, approximately 68% of the GTV of existing and new home transactions on our platform was generated by connected real estate brokerage stores and the sales channels we specifically procured for new home transactions.

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

Cooperation with Real Estate Developers

Leveraging our established infrastructure and trust with housing customers, we are able to act as a powerful sales channel for real estate developers. We are favored and trusted by real estate developers to facilitate a large number of new home sales in China. New home sales through our platform generated an aggregate GTV of RMB890.9 billion (US$127.4 billion) in 2025.

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

We focus on risk control and business conduct governance, as well as efficiency and profitability improvement for our new home transaction services. For new home sales facilitated by us, the real estate developers that meet our certain requirements pays us the commission after the home buyer signs the sales and purchase agreement with the real estate developer and makes the down payment. We also continue with the “Commission in Advance” model. By encouraging developers to pay us in advance so that agents can get their commission earlier, it brings more sense of security to agents and results in faster sell-through for real estate developers, achieving an all-win situation. Thanks to our robust and comprehensive risk assessment measures, our new home receivable turnover days remained healthy at 56 days in 2025, largely stable from 52 days in 2024.

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

The construction delivery process comprises basic construction work and main material installation. Basic construction work includes demolition, plumbing and electrical work, masonry and woodworking, and painting. Main material installation mainly includes the fixtures of wooden doors, kitchen cabinets, flooring, switches, sockets, lighting, and bathroom sanitary ware. During this process, project managers, workers, and inspectors collaborate closely to guarantee high-quality delivery. In terms of after-sales maintenance, when customers identify issues and report them during the use of their homes, our after-sales maintenance personnel provide on-site repair services.

Throughout our entire home renovation and furnishing services, we provide assurance to customers in terms of quality, construction period, and safety. Simultaneously, our strict customer complaint management ensures high-quality resolution.

Infrastructure Development

Home renovation and furnishing services entail a long business process chain, involving diverse materials, products, and the coordination of personnel in multiple roles. Infrastructure development plays a crucial role in this process, encompassing digital system construction and supply chain development.

Digital system construction

We establish and continuously iterate a set of online digital systems that features product data on a unified standard, covering the entire business process, and incorporates a personnel management and evaluation system, including core digital platform Home SaaS.

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

Since 2019, the Home SaaS system has undergone continuous iterations and is currently operational nationwide, providing online capabilities for more service providers. In 2025, we significantly enhanced design efficiency and established a scalable, replicable design service capability by prioritizing BIM-centric integrated tools. Through AI-powered BIM system, we facilitate the rapid construction of floor plans and the automated generation of 2D colored plans, bird’s-eye views, and 3D schemes, substantially shortening the preparation time for design proposals to customers. Furthermore, the system eliminates data silos across design, material selection, and pricing by establishing a unified full-link toolchain. This enables one-click data synchronization, providing a foundation for design standardization and the accumulation of digital data assets. By driving design productization through BIM and integrated product module libraries, we have further strengthened our ability to deliver standardized services at scale.

Supply chain development

The construction delivery and customized furniture delivery processes in home renovation and furnishing services involve a variety of materials and products, thereby establishing a robust supply chain system that is essential to ensure transportation timeliness. In 2025, we achieved further reductions in material costs by expanding the coverage of our centralized procurement and localized tender-based bidding across main and auxiliary material categories.

Home Rental Services

Our home rental services primarily encompass decentralized and centralized rental property management and operation services, as well as various rental-related services, including traffic monetization businesses and online rental management services. As of the end of 2025, the total number of home units under management in our home rental services exceeded 700,000, compared to over 430,000 units at the end of 2024.

Among these services, Carefree Rent, our decentralized rental property management and operation service, represents the largest segment. As of the end of 2025, the total number of home units under Carefree Rent exceeded 690,000, compared to over 420,000 units at the end of 2024.

Carefree Rent transforms scattered rental home listings into high-quality, reliable, institutionalized long-term rental properties. By building specialized property management and rental service teams, we ensure peace of mind for homeowners and a worry-free experience for tenants. Specifically, for landlords, we provide one-stop services including efficient leasing, property maintenance, and regular safety inspections. This ensures transparent and stable rental income for the owners, offering a hassle-free experience. For tenants, we offer comprehensive service guarantees, including 24-hour online butler support, hundreds of categories of free repairs, and flexible relocation rights. By addressing traditional rental pain points through a standardized service system, we strive to meet the evolving demand for high-quality living and enhance the overall rental experience.

In 2025, we continued to drive the product model under Carefree Rent business toward an asset-light transition, effectively mitigating risks associated with market volatility. Under the new product offering, we provide landlords leasing agency services, leveraging extensive multi-channel resources on Beike platform—including agents for our housing transaction services and dedicated sales teams—to facilitate rapid and efficient tenant matching. In addition, we offer lease term management services to both landlords and tenants. Accordingly, under the new model, revenue is recognized based on net service fees derived from two sources, including commissions earned for facilitating the signing of lease agreements between homeowners and tenants and fees for lease term management services rendered throughout the lease period.

In tandem with our model iteration, we remain focused on improving the per-unit economics of Carefree Rent. We boost workforce productivity and optimize personnel costs by deconstructing the service chain into standardized actions through a specialized division of labor. For example, property managers are responsible for property acquisition. Offline rental stewards are responsible for pre-move-in property inspections, ensuring standardized home delivery. Meanwhile, online rental service managers provide 24/7 support for tenants powered by AI-driven intelligent response systems, enabling instant assistance and efficient resolution of urgent tenant requests. These initiatives also reflect our unwavering commitment to elevating service quality.

Beyond operational efficiency, we continue to refine our rental safety governance systems by strengthening inspections and management of key risk scenarios. These efforts ensure a safer, more reliable living environment for customers throughout our business expansion.

Additionally, we are progressively embedding AI technology across the entire workflow of Carefree Rent to drive business strategies and enhance operational efficiency. In pilot regions, we leverage AI to optimize service area zoning and personnel allocation, maximizing human resource utilization. Meanwhile, the system provides granular guidance for operations through capabilities such as intelligent inventory management, automated pricing, and smart leasing, effectively driving efficiency while mitigating risks. These advancements provide a robust foundation for the scalable expansion and sustainable profitability of the business.

Beihaojia

Beihaojia business primarily provides C2M (Customer to Manufacturer) product solutions and efficient marketing services that integrate both online and offline channels for real estate developers and other business partners. In 2025, Beihaojia advanced the development of the C2M capabilities by providing developers with data-driven decision support – including unit mix optimization and price forecasting – across stages such as land acquisition assessment, product positioning, pricing, and marketing in new home developments. We implemented our capabilities across multiple collaborative projects.

In connection with our earlier efforts to validate our C2M capabilities, we hold two residential land parcels in Chengdu and Shanghai acquired in 2024, which we are managing directly.

Our Technology and Research and Development

We aspire to lead the innovations in the new era of China’s housing related industry by leveraging our technologies. Our platform is built on a robust cloud-based technology infrastructure with comprehensive functionalities that support the entire lifecycle of housing transactions and services from initial customer acquisition, agent cooperation, lead referrals to property listing management, transaction workflow management, and further to payment, closing management, and other residential services. We have developed our AI technologies specifically to increase business operational efficiency on our platform and of the agents on our platform. See “—Insights and AI Applications.”

Research and Development

We invest substantial resources in research and development to improve our technology, develop new products that are complementary to existing products and find ways to better support agents and other participants on our platform. We spent RMB1,937 million, RMB2,283 million and RMB2,581 million in research and development for the years ended December 31, 2023, 2024 and 2025, respectively.

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

RealSee Virtual Reality

We introduce VR experience to the housing transactions and services industry in China. We started to research on VR technology from as early as 2015 and built our VR lab in early 2016. We believe that the power of VR technology can help agents on our platform grow their business, get more housing customers, and deliver top-level services, especially when a growing number of housing customers start their housing transaction journeys by searching properties online. In addition, interactions between agents and housing customers during VR property showing sessions are digitalized and recorded, which can be used for agents’ personalized training and skill improvement in a timely manner. At the same time, we are committed to enhancing spatial understanding of properties through multimodal AI models. This enables us to improve user experience in information retrieval and accelerate the efficiency of property matching.

We believe that our RealSee VR technology has already been transforming the way the housing transactions and services industry functions. Typically, customers physically visit multiple properties before deciding on the one they want, which is inconvenient, expensive and time consuming. RealSee VR technology allows home buyers to virtually visit properties without leaving their couches and move within the properties by clicking on special hotspots in the interface. We offer our housing customers three-dimensional walkthroughs of properties along with on-demand real time explanation from the agents on our platform using Beike customer front end.

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

Our Environmental, Social and Governance (ESG) Initiatives

We believe our continued growth depends on our integration of ESG values into our corporate strategies and operations. With the unprecedented challenges regarding climate change, we have become more active in taking on social responsibilities and we will continue to bring innovations to better serve everyone in our society. We are committed to operating on an ethical and compliant basis and elevating service experience through technological innovation. We will continue to promote a diverse and inclusive environment for talents and pursue environmentally friendly operations following the principles of low-carbon economy, thereby contributing to public welfare and helping build a wonderful community.

In April 2026, we released our 2025 ESG report, providing updates on our efforts in facilitating the transformation of China’s housing-related industry, helping service providers gain dignity, and bringing customers joyful living experiences, through sound governance and technological innovation. The report details our ESG performance in 2025 in key areas including corporate governance, business ethics, service quality, talent development, low-carbon operations and community engagement. We acknowledge ourselves as a contributor to the society instead of solely an enterprise. While capturing commercial value, we are committed to long-term benefits and doing the right thing even if it’s difficult. While providing customers with high-quality services ranging from existing and new home sales, home rentals, to home renovation and furnishing to satisfy customers’ increasing demand for a better living, we hope to solidify our underlying capabilities and work together with all parties to promote the sustainable development of the industry. The information contained in our 2025 ESG report is not incorporated by reference into and should not be considered a part of this annual report.

Environmental Sustainability Initiatives

With an understanding of the impact of climate change on our long-term development, we actively promote environmental sustainability and have put forward a “Green, Intelligent, Community+” development strategy. Through technological innovations, we aspire to promote the digitalized economic development following the principles of low-carbon economy, tackle the challenges of climate change, and make contributions to global carbon neutrality. Our innovative technologies, such as VR initiatives, help reduce the hassle for offline commutes, and contribute to the reduction of greenhouse gas emissions associated with transportation. We advocate for green office practices to reduce our carbon footprint and constantly raise the awareness of environmental protection among our employees. For example, we have implemented digital and paperless processes across office operations as well as the core procedures of our business. For housing transaction services, key procedures - including contract signing, property appraisal, loan issuance, property handover, and fund escrow - have been fully processed online, effectively reducing paper consumption and commuting-related carbon emissions. In office operations, we further advanced the development of a digital electronic invoice system in 2025, enabling intelligent invoice issuance and significantly reducing paper procurement. In 2025, our various paperless service initiatives saved more than 350 million sheets of paper and reduced carbon emissions by approximately 3,000 tonnes.

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

In 2023, the Beijing Lianjia Alfa Community Store achieved LEED Gold Certification for its outstanding performance in resource conservation and environmental management at the store level. In 2025, we continued to implement the green store standard and expanded its application to housing transaction contract signing centers. Based on the international LEED green building assessment framework, we carried out standardized management of store renovation and operations across areas, including green building materials, material recycling, high-efficiency equipment, intelligent electricity use, indoor environmental quality, waste management, and community engagement. In 2025, 100% of Lianjia stores following the latest design standards had fully met the Lianjia Green Store Standard. Moving forward, we will continue evaluating stores based on the Lianjia Green Store Standard, with a goal to complete assessments of all new and renovated stores by 2030 to further strengthen their environmental performance. In addition, we have established management measures for Lianjia stores to respond to extreme weather events, enhancing emergency response, strengthening operational resilience, and improving business continuity and service stability.

We are committed to creating safe, comfortable living spaces while continuously improving environmental practices to support sustainable development in home renovation and furnishing services. We implement green principles across key areas, including material selection, packaging, warehousing, and logistics. By using eco-friendly materials that meet national standards, and exploring technologies, we aim to raise the bar in environmental performance. We also promote the recycling of packaging materials, enabling efficient warehousing, and eco-friendly transportation. Meanwhile, we are actively exploring clean energy solutions such as photovoltaic systems and supporting appliance trade-in programs, along with kitchen and bathroom upgrade campaigns. These efforts contribute to the wider push for green, future-ready homes.

We actively promote environmental principles in our home rental services by encouraging shared responsibility between Beike and tenants to build greener, low-carbon living environments. To support this, we introduced the Sustainable Apartment Agreement, an add-on to the standard tenant contract. It includes practical initiatives such as saving energy and water, waste sorting and recycling, and encouraging green commuting. The agreement invites tenants to take part in everyday environmental actions, fostering a more sustainable and energy-efficient lifestyle. Since September 2024, we have been signing the Sustainable Apartment Agreement with new tenants as part of our ongoing commitment to promoting green living.

In 2025, we further advanced the digitalization of carbon management by building an integrated carbon management system with a 95% digitalization rate, which supports accurate accounting of greenhouse gas (GHG) emissions. We integrated core operational data including electricity and water consumption, business travel mileage, and newly purchased assets, and will gradually integrate carbon footprint data from suppliers, forming a comprehensive digital management system for carbon emissions. The system features core functions such as standardized emission sources management, activity data input, and automatic system-based accounting, and fully supports our annual calculation needs for GHG emissions. We aim to achieve carbon neutrality in our own operations (Scope 1 and Scope 2) by 2030, and to reduce value chain carbon emissions intensity (Scope 3) by 30% by 2030 from 2024 as the base year.

We regard climate change response as a core pillar of our sustainable development strategy. We proactively identify and systematically assess the potential impacts of climate-related risks and opportunities on our business, and remain committed to working with all stakeholders to advance the sustainable development of society and the environment, while actively addressing and mitigating climate-related challenges. This year, in alignment with the framework recommended by the Task Force on Climate-related Financial Disclosures (TCFD), we conducted comprehensive assessments and analyses of climate-related risks and opportunities, taking financial impacts into consideration to further clarify the material impacts of climate change on our business operations.

Social Responsibility Initiatives

Taking into account multiple business scenarios including housing transactions, home renovation and furnishing, and home rental, we have built a sound quality assurance system and provided consumers with high-quality service experiences. At the same time, we have been committed to building a healthier industry ecosystem and working with industry partners to provide quality services. Together, we aim to improve the scientific management of our business, meet the housing needs of social groups, and jointly contribute to the healthy development of the housing industry. We introduced the “3+3” platform-level service commitments, further enhancing consumer protection and increasing the operational security of platform service providers. On this basis, we have established a compensation fund of RMB100 million to safeguard consumer rights, provide security for service providers, and promote positive interactions among the platform, the brand, and consumers. This ensures a virtuous cycle of quality services, driving the sustainable and healthy growth of the industry.

We continuously strengthen our information security and privacy protection systems. Our data and privacy protection framework applies to all business lines and branches and extends to Board members, consultants, full-time and part-time employees, as well as contractors providing services to us. We always adhere to the principles of legality, minimum necessary requirements, transparency, and security, laying a solid foundation for safeguarding consumer privacy. We conduct annual internal investigations on management effectiveness of our information security and privacy management systems. Meanwhile, we carry out annual third-party follow-up audits to ensure the validation of our ISO certifications. Our apps for consumer-end users (the Beike app, Lianjia app, Beike Rental app, Beiwoo Decoration Mini Program, and Shengdu Mini Program) have obtained authoritative information security certifications from China or international organizations, such as CCRC, ISO 27001, and ISO 27701, achieving 100% certification coverage. In 2025, Beike recorded zero material violations in the fields of information security and privacy protection.

As the cornerstone of the residential service industry, the professional skills and career development of service providers are crucial. We support their growth through systematic training and professional certification, significantly enhancing service quality. We continue to strengthen partnerships between schools and enterprises, and bridge vocational education with industry demands to build a talent cultivation ecosystem. We remain dedicated to empowering industry professionals, enabling them to thrive and excel in their careers, while initiating industry progress together. Since 2011, we have been conducting the “Erudite” examinations to solidify the effectiveness of our vocational training for agents, inspiring them to continuously enhance their professional capabilities and ultimately promoting improvements in service quality and efficiency. By the end of 2025, the Erudite examinations had been rolled out across 300 brokerage brands, including Lianjia, spanning over 90 cities nationwide, with approximately 3.63 million cumulative participants.

We believe that by integrating industrial advantages with community welfare, we are on the right path to promote efficient and sustainable community development. As the leading platform for housing transaction and services, we are able to support our communities through diversified interaction mechanisms and charity activities to meet community needs. In 2025, we launched the “Beike Rider Station” initiative. Targeting new workforce groups such as food delivery riders, parcel delivery couriers, ride-hailing drivers, and freight drivers, the stations provide essential convenience services including rest areas, restroom access, drinking water, charging ports, and Internet connectivity. By the end of 2025, we had established more than 2,000 Beike Rider Stations in 19 cities including Beijing, Shanghai, Guangzhou and Shenzhen, serving over 1.15 million workers in new workforce groups in total.

Elder Care Service. We initiated an ongoing elder care program where our agents teach seniors in the community to use smartphones through regular workshops and free Q&A sessions. As of December 31, 2025, the program had been established in 130 cities nationwide, serving around 1.67 million elderly participants.

Rural Development. We are committed to providing charitable contributions to the underserved communities in China, many of which are in rural areas. We hope to leverage the power of our platform to address the living needs of these communities and offer localized and effective solutions. As of December 31, 2025, we had provided more than RMB26 million to support the education of students in rural areas in China. By the end of 2025, we had provided professional sports equipment, including basketball stands, table tennis tables, and combined volleyball and badminton posts, to a total of 70 rural primary and secondary schools in Jingyuan County and surrounding areas. In parallel, we have built 14 new plastic playgrounds and four basketball courts for local schools, addressing the challenges of hardened and non-standard sports venues. Since 2021, we have carried out a series of Beike Station projects, investing funds in eligible villages to support rural revitalization. The investment has been used for renovation, construction, and hardcover of Beike Station, to improve the appearance of villages, promote the development of rural tourism, and drive local employment and income. In 2025, we implemented the Beike Lanshanju project in Shangyou, Jiangxi, which created more than 20 local job opportunities and increased villagers’ annual per capita income by about RMB50,000.

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

We integrate our corporate strategy with our sustainable development strategy by incorporating key performance indicators (KPIs) related to sustainability into the annual performance evaluations of our executive directors and senior management. These KPIs encompass service quality, customer complaints, data compliance, employee relations, and operational health. Starting from 2025, performance metrics including climate change-related indicators are linked to the remuneration of our chairman, co-founder, chief financial officer, and the heads of key emission-intensive business units. We oversee progress toward these targets, evaluate the effectiveness of our initiatives, and review milestone reports. Based on our progress and development status, we review and update these indicators to effectively incentivize the governance and management teams to advance our sustainability agenda.

Marketing and Branding

In 2025, we continued to deepen our brand identity centered on service value. Through a series of promotional and marketing initiatives, we further solidified the brand image as a one-stop residential services platform. In the second half of 2025, we held the “Beike Real Guarantee and Fund Security Launch Event” in Tianjin and concurrently rolled out the “Beike Real Guarantee” branding campaign across major cities nationwide, consistently communicating the platform’s protection value and service commitments in the residential services sector. For our home renovation and furnishing business, Beiwoo and Shengdu focused on product upgrades and brand communication around the “Master Showroom” series, strengthening brand perception for delivering both high-quality design and cost-effectiveness. Furthermore, we pioneered the industry’s first funds escrow service, leveraging a comprehensive media matrix to reinforce our brand’s differentiated advantage in service security. Additionally, we executed integrated marketing campaigns across social media, our proprietary digital platforms, and various offline formats, including outdoor advertising and community-based events.

We believe that our high-quality services lead to strong word-of-mouth referrals, which drive customer awareness of our brands. As we gain trust from customers through facilitating housing transactions and services, including home renovation and rentals, they often refer us to their families, friends and social acquaintance, or return to our platform for their evolving living demands.

Intellectual Property

We regard our patents, trademarks, copyrights, domain names, know-hows, proprietary technologies, and similar intellectual property as critical to our success. As of December 31, 2025, we had 2,121 issued patents and 1,385 pending patent applications. We also owned 9,193 registered trademarks, 833 pending trademark applications, copyrights to 822 software programs developed by us relating to various aspects of our operations, and 175 registered domain names, including ke.com and lianjia.com, as of December 31, 2025.

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

Competition

The housing related industry in China is rapidly evolving and increasingly competitive. We face competition from players in different segments of the housing transactions and services industry. We compete with other online housing transaction platforms for property listings and housing transactions, as well as traffic-focused platforms for customer traffic. For our new home sales business, we also compete with numerous new home marketing services providers. In addition to these platforms and companies at the national level, we compete with offline traditional real estate brokerage stores and brands for agents and housing customers locally. We also compete with other companies for housing-related services, including providers of home renovation and furnishing services and home rental services, where competition is primarily based on service quality, operational efficiency, pricing and the ability to meet diverse customer needs.

We believe that we are strategically positioned in China’s housing transactions and services industry and we compete with others primarily on the following factors: (i) the ability to build and expand our integrated online and offline platform for housing transactions and services; (ii) the amount and authenticity of property listings on our platform; (iii) the ability to further develop platform infrastructure to enhance operational efficiency and provide comprehensive services around the residential life-cycle; (iv) the superior service quality provided by our platform and service providers, as well as our ability to offer decision-making support and long-term companionship in residential services for our customers; (v) our brand recognition and reputation; and (vi) our ability to develop and apply advanced technologies, including AI, and leverage such technologies in housing transactions and services to achieve deep empowerment of service providers, thereby enabling the output of high-quality services at scale. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Key Components of Results of Operations” for a breakdown of total revenues for the last three financial years.

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

On September 6, 2024, the NDRC and the Ministry of Commerce promulgated the Special Entry Management Measures (Negative List) for the Access of Foreign Investment (2024 version), or the 2024 Negative List, which took into effect on November 1, 2024. In addition, the NDRC and the Ministry of Commerce promulgated the Encouraged Industry Catalogue for Foreign Investment (2025 version), which was promulgated on December 15, 2025 and took into effect on February 1, 2026. Industries not listed in the 2024 Negative List or this catalogue are generally open for foreign investments unless specifically restricted by other PRC laws. Establishment of wholly foreign-owned enterprises is generally allowed in encouraged and permitted industries. Some restricted industries are limited to equity or contractual joint ventures, while in some cases Chinese partners are required to hold the majority equity interests in such joint ventures. In addition, foreign investment in restricted category projects is subject to government approvals. Foreign investors are not allowed to invest in industries in the prohibited category.

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

On July 16, 2025, the State Council issued the Measures on Residential Tenancy, which became effective on September 15, 2025. Pursuant to the Measures, real estate brokerage firms and housing rental agencies are required to verify the landlord’s identity and title to the property prior to listing, conduct on - site inspections of the premises, and prepare a written description of the property’s condition before offering it for lease. Housing rental agencies must report the commencement of their operations to the competent local governmental authorities within 30 days after obtaining their business licenses, and the regulatory authorities are required to make such information publicly available. Housing rental agencies engaging in subleasing business must open a bank account for rent and use such account exclusively for the receipt and payment of rent and related deposits. In addition, brokerage institutions must clearly disclose and publicly display their service fees and are prohibited from charging any undisclosed or hidden fees. Where a housing lease is concluded through a brokerage institution, the brokerage institution must complete the relevant lease filing procedures. Internet platform operators that provide publishing services for housing rental information are required to verify the identity of the entities posting such information and are prohibited from collecting or disbursing rent or security deposits. The Measures further provide that municipal governments shall establish mechanisms to monitor local rental markets and regularly publish information on prevailing rent levels across different regions and housing types within their jurisdictions. In addition, the maximum occupancy per room and the minimum per capita living area must comply with the standards prescribed by the relevant local governments.

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

On November 7, 2016, the Standing Committee of the National People’s Congress of the PRC promulgated the PRC Cybersecurity Law, which was subsequently amended on October 28, 2025 and became effective on January 1, 2026, and applies to the construction, operation, maintenance and use of networks as well as the supervision and administration of cybersecurity in China. The Cybersecurity Law defines “networks” as systems that are composed of computers or other information terminals and facilities used for the purpose of collecting, storing, transmitting, exchanging and processing information in accordance with certain rules and procedures. “Network operators,” who are broadly defined as owners and administrators of networks and network service providers, are subject to various security protection-related obligations, including: (i) complying with security protection obligations in accordance with tiered cybersecurity system’s protection requirements, which include formulating internal security management rules and manuals, appointing cybersecurity responsible personnel, adopting technical measures to prevent computer viruses and cybersecurity endangering activities, adopting technical measures to monitor and record network operation status and cybersecurity events; (ii) formulating cybersecurity emergency response plans, timely handling security risks, initiating emergency response plans, taking appropriate remedial measures and reporting to regulatory authorities; and (iii) providing technical assistance and support for public security and national security authorities for protection of national security and criminal investigations in accordance with the law. Network service providers who do not comply with the Cybersecurity Law may be subject to fines, suspension of their businesses, shutdown of their websites, and revocation of their business licenses.

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

On October 14, 2025, the CAC promulgated the Measures for the Certification of Cross-Border Provision of Personal Information, which became effective on January 1, 2026. Pursuant to these measures, prior to applying for certification for the cross-border provision of personal information, personal information processors are required to fulfill statutory obligations, including providing notice to individuals, obtaining their separate consent and conducting personal information protection impact assessments in accordance with applicable laws and administrative regulations.

On September 11, 2025, the CAC issued the Administrative Measures on Cybersecurity Incident Reporting, which became effective on November 1, 2025. The measures set out the regulatory framework governing the identification, reporting, and handling of cybersecurity incidents in China and require network operators to assess incidents in accordance with the applicable grading guidelines. Under such guidelines, a cybersecurity incident involving the leakage of more than one million individuals’ personal information may constitute a “relatively serious” cybersecurity incident, the leakage of more than 10 million individuals’ personal information may constitute a “major” cybersecurity incident, and the leakage of more than 100 million individuals’ personal information may constitute an “especially major” cybersecurity incident. Where a reportable cybersecurity incident occurs, network operators are required to report such incident to the competent authorities within the prescribed time limits, provide updates if material developments arise, and submit a summary report after the incident-handling process is completed.

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

On February 12, 2025, the CAC promulgated the Measures for the Administration of Personal Information Protection Compliance Audits, or the Personal Information Protection Audits Measures, which became effective on May 1, 2025. The Personal Information Protection Audits Measures provide that where personal information processors conduct their own compliance audits for personal information protection, such audits must be carried out periodically by their internal compliance teams or designated external professional organizations to assess compliance with applicable laws and administrative regulations governing personal information processing. The measures further require personal information processors that process the personal information of more than 10 million individuals to conduct a personal information protection compliance audit at least once every two years. In addition, the CAC and other relevant authorities responsible for personal information protection may require personal information processors to engage external professional organizations to conduct compliance audits of their personal information processing activities in the following circumstances: (i) where material risks are identified in personal information processing activities that may seriously affect individuals’ rights and interests or reveal serious deficiencies in security measures; (ii) where the processing activities may infringe upon the rights and interests of a large number of individuals; or (iii) where a personal information security incident results in the leakage, tampering with, loss, or destruction of the personal information of more than one million individuals or the sensitive personal information of more than 100,000 individuals.

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

On September 12, 2025, SAFE promulgated the Circular on Deepening the Reform of Foreign Exchange Management concerning Cross-border Investment and Financing, which permits foreign-invested enterprises to use lawfully generated foreign exchange profits for domestic reinvestment in China and relaxes certain restrictions under the negative list governing the use of capital account income. In particular, foreign-invested enterprises may transfer the relevant foreign exchange funds for domestic reinvestment into the capital account of the investee enterprise or that of the equity transferor for the purpose of capital transactions.

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

Value-added Tax and Business Tax

On December 25, 2024, the Standing Committee of the National People’s Congress published the PRC Value-Added Tax Law, which came into effect on January 1, 2026. The new law reaffirms the provisions of the PRC Interim Regulations on Value-Added Tax and make changes in the areas of taxable acts, tax jurisdiction, deemed sales, non-taxable items, simplified taxation, withholding agents, input taxes, non-creditable input taxes, mixed sales, and input credit carry-forward and refund. On December 25, 2025, the State Council issued the Regulations for the Implementation of the Value-Added Tax Law of the PRC, which became effective on January 1, 2026. Pursuant to the PRC Value-Added Tax Law, value-added tax rates are generally set at 13% for the sale of goods and certain services, 9% for transportation, construction, real estate and certain specified goods, and 6% for services and intangible assets, with a zero rate applicable to exports of goods and certain cross-border services and intangible assets, subject to applicable regulations.

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

On January 28, 2026, the State Administration for Market Regulation issued the Anti-monopoly Compliance Guidelines for Internet Platforms, which became effective on the same date. Under this Guidelines, platform operators are required to strengthen anti-monopoly compliance management to maintain fair market competition and promote the healthy development of the platform economy. Platform operators shall not use data, algorithms, technology, capital advantages, platform rules or other means to engage in monopolistic conduct prohibited by the PRC Anti-Monopoly Law. The guidelines also provide that platform operators shall avoid engaging in monopolistic agreements and abusing a dominant market position, and shall not organize or provide substantial assistance to other operators to reach monopolistic agreements. Furthermore, platforms with significant market share or market power are encouraged to periodically assess whether they may be deemed to hold a dominant market position. Operators with a dominant market position are prohibited from engaging in abusive practices, including unfair pricing, selling below cost without justifiable grounds, refusal to deal, restricting transactions, tying or imposing unreasonable conditions and applying discriminatory treatment.

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

On June 27, 2025, the Standing Committee of the National People’s Congress issued the revised PRC Anti-Unfair Competition Law, which became effective on October 15, 2025. The revised law imposes additional obligations on platform operators. For example, it prohibits platform operators from using data, algorithms or technology to disrupt or interfere with the normal business operations of other operators. It also requires platform operators to set out fair competition rules in their platform service agreements and transaction rules, establish mechanisms for reporting, complaints and dispute resolution relating to unfair competition, and guide and regulate business operators using the platform to compete fairly in accordance with applicable laws. Upon discovering unfair competition by business operators using the platform, a platform operator is required to promptly take necessary measures in accordance with law, preserve relevant records and report to the competent regulatory authorities.

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

Pursuant to the measures, when determining whether an offering and listing shall be deemed as “an indirect overseas offering and listing by a Chinese company,” the principle of “substance over form” shall be followed, and if the issuer meets the following conditions simultaneously, its offering and listing shall be determined as an “indirect overseas offering and listing by a Chinese company” and is therefore subject to the filing requirement: (a) the revenues, profits, total assets or net assets of the domestic companies in mainland China in the most recent financial year accounts for more than 50% of the corresponding financial indicators in the issuer’s audited consolidated financial statements for the same period; and (b) the main business activities or operations are conducted in mainland China or its principal places of business are located in mainland China, or the majority of senior management in charge of business operation are Chinese citizens or domiciled in mainland China. The measures also require subsequent report to the CSRC on material events, such as material change in principal business and change of control.

In addition, pursuant to the measures, enterprises in mainland China is prohibited from overseas offering and listing under any of the following circumstances, if (i) the overseas offering and listing is explicitly prohibited by PRC laws; (ii) the overseas offering and listing may constitute a threat to or endanger national security as determined by PRC authorities; (iii) the domestic enterprises and their controlling shareholders and actual controllers have committed certain criminal offenses (such as corruption, bribery, embezzlement, misappropriation of property or other criminal offenses undermining the order of the socialist market economy) in the past three years; (iv) the domestic enterprises are currently under investigations in connection with suspicion of having committed criminal offences or material violations of applicable laws and regulations and there is still no explicit conclusion; or (v) there is material ownership disputes over the shareholdings held by the controlling shareholder or the shareholder under the control of the controlling shareholder or the actual controllers.

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

For other details of our business, please also refer to the section headed “Business Review and Outlook” in our Annual Results Announcement for the year ended December 31, 2025 as furnished with the SEC on Form 6-K on March 18, 2026.

C.	Organizational Structure

The following diagram illustrates our corporate structure, including our principal subsidiaries, principal VIEs and their principal subsidiaries, and other entities that are material to our business, as of the date of this annual report:

Notes:

(1)	The registered shareholders of Beijing Lianjia are (i) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mr. PENG Yongdong or Mr. SHAN Yigang, holding 57% equity interests in aggregate; (ii) Beike (Tianjin) Investment Co., Ltd., holding 30% equity interests; and (iii) several other individuals and entities associated with us, holding 13% equity interests in aggregate. Mrs. ZUO is the spouse of Mr. ZUO Hui, our founder and permanent chairman emeritus, and a principal shareholder of us. Each of Mr. PENG Yongdong, Mr. SHAN Yigang and Mr. XU Wangang is our director. The registered shareholders of Tianjin Xiaowu are Mrs. ZUO and Mr. SHAN Yigang, holding 94% and 6% equity interests, respectively. The registered shareholders of Yiju Taihe are (i) Beijing Lianjia, holding 80% equity interests; (ii) Mrs. ZUO, Mr. SHAN Yigang, Mr. XU Wangang and entities controlled by Mrs. ZUO or Mr. SHAN Yigang, holding 17% equity interests in aggregate; and (iii) several other individuals and entities associated with us, holding 3% equity interests in aggregate. The registered shareholders of Beijing Beijia Commercial Consultancy Co., Ltd. are (i) Mr. PENG Yongdong and Mr. XU Tao, holding 50% equity interests in aggregate; and (ii) several other individuals associated with us, holding 50% equity interests in aggregate. The registered shareholders of Beijing Beihao Commercial Consultancy Co., Ltd. are (i) Mr. XU Wangang, holding 4% equity interests; and (ii) several other individuals affiliated with us, holding 96% equity interests in aggregate.

(2)	Beijing Zhongrongxin Financing Guarantee Co., Ltd. owns 95% of the total equity interest, and Beijing Zhonghetai Investment Consulting Co., Ltd., a wholly-owned subsidiary of Yiju Taihe, owns the remaining 5%.
(3)	Qingdao Shengjia Huazhang Enterprise Management Co., Ltd. owns 94% of the total equity interest, and Beike Kestone Holdings (Hong Kong) Limited owns the remaining 6%.
(4)	Beike Meijia Zhijia Technology (Zhejiang) Co., Ltd. and Beike Shengdu (Zhejiang) Architectural Decoration Engineering Co., Ltd.
(5)	Shanghai Chenhaibei Internet Technology Co., Ltd., Tianjin Haibei Information Technology Co., Ltd. and Shanghai Huibeiju Technology Co., Ltd.
(6)	Beijing Fangjianghu Technology Co., Ltd. owns 99% of the total equity interest, and Shanghai Deyou Property Consulting Co., Ltd. owns the remaining 1%.

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

We are headquartered in Beijing where we leased an aggregate area of approximately 65,500 square meters as of December 31, 2025 for office space. We leased approximately 7,100 facilities as of December 31, 2025 primarily for real estate brokerage stores we operate under Lianjia brand across 26 cities in China and home renovation and furnishing service stores we operate across 39 cities in China. We owned a facility of approximately 55,210 square meters as of December 31, 2025 as our training center, Huaqiao Academy, in Kunshan, Jiangsu Province, China. We also owned a facility of approximately 120,300 square meters as of December 31, 2025 in Jinhua, Zhejiang Province, China as our home renovation and furnishing factory and its ancillary rooms.

Additionally, we have plans for the development of the Shengdu headquarter on a land area of approximately 13,377 square meters for office space in Hangzhou, Zhejiang Province, China. The property was acquired for RMB309 million. The development project commenced in May 2024 and is ongoing.

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

Overview

Beike is the leading integrated online and offline platform for housing transactions and services. We are a pioneer in building the industry infrastructure and standards to reinvent how service providers and customers efficiently navigate and complete housing transactions and services in China, ranging from existing and new home sales, home rentals, to home renovation and furnishing, and other services. We believe our proactive engagement with platform participants both online and offline enables us to know them better and serve them better. In 2025, we facilitated approximately 5.6 million housing transactions on our platform with an aggregate GTV of RMB3,183.3 billion (US$455.2 billion).

We have five main revenue streams, namely existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. For existing home transaction services, we generate revenues (i) from our own Lianjia brand where we charge commissions for existing home sales and home rentals, and split of commissions from other brokerage firms that operate brokerage stores on our Beike platform in collaboration with Lianjia agents to complete transactions, (ii) from brokerage firms which own and operate brokerage stores on our Beike platform where we receive platform service fees, and those under our franchise brands such as Deyou to which we charge an additional franchise fee, and (iii) by providing other value-added services including transaction closing services, field work assistance such as on-site verification, agent recruiting and training services. For new home transaction services, we recognize revenues from sales commissions charged to real estate developers. For home renovation and furnishing, we generate revenues by providing renovation and furnishing services to customers. For home rental services, we generate revenues by providing rental property management, leasing agency and operation services as well as various other rental-related services. In addition, we generate revenues from a variety of other housing related services, including financial services and other newly developed businesses.

Our total revenues increased by 20.2% from RMB77.8 billion in 2023 to RMB93.5 billion in 2024, and further increased by 1.2% to RMB94.6 billion (US$13.5 billion) in 2025. We recorded net incomes of RMB5,890 million, RMB4,078 million and RMB2,991 million (US$428 million) in 2023, 2024 and 2025, respectively.

General Factors Affecting Our Results of Operations

We primarily engage in the housing related industry and are building an infrastructure for all industry participants in China. Activity level on our platform is greatly influenced, temporarily or in the long term, by the overall growth and prosperity of the housing related industry, which in turn is affected by many factors, including:

●	China’s overall economic growth,
●	the increase in per capita disposable income,
●	the change in price, supply and demand dynamics in different geographic regions,
●	the urbanization trend and demographic changes, and
●	regulatory environment for China’s housing related industry and the financial condition of the industry players.

In particular, the evolving regulations have significantly affected the growth of China’s housing related industry. The resulting fluctuations have affected the demand for housing transaction and services. We expect the development of China’s housing related industry to continue to have significant impacts on our results of operations in the foreseeable future.

Specific Factors Affecting Our Results of Operations

While our business is exposed to general factors affecting the housing related industry in China, we believe our results of operations are primarily and more directly affected by the following specific factors:

Our ability to attract housing customers and enhance customer experience

Our ability to attract housing customers through facilitating housing transaction and providing home renovation and furnishing, and home rental services to customers affects our net revenues. Home ownership involves difficult decisions by most housing customers. Therefore, they tend to choose brokerage stores and agents that are most reliable and efficient in locating the ideal property and completing the transaction, and can provide high service quality and transparency. Our deep understanding of China’s housing market and goodwill accumulated through our 24 years of operation have helped us gain trust from housing customers. We have also expanded into home renovation and furnishing and home rental services, addressing long-standing industry pain points such as fragmented service quality and lack of transparency. By providing standardized and professional renovation and rental services, we are allowed to serve customers’ broader residential needs beyond housing transactions. In addition to facilitating housing transactions, we have also expanded into home renovation and furnishing and home rental services, addressing long-standing industry pain points such as fragmented service quality and lack of transparency. By providing standardized and professional renovation and rental services, we are allowed to serve customers across a broader range of housing-related needs, which enhances customer engagement and lifetime value. In 2023, 2024 and 2025, we facilitated 4.4, 5.0 and 5.6 million housing transactions on our platform, respectively, and recorded a GTV of RMB3,142.9 billion, RMB3,349.4 billion and RMB3,183.3 billion (US$455.2 billion) in aggregate, respectively.

We believe we are able to attract customers mainly through our online and offline touch points, extensive and authentic property listings, and high-quality services. We aim to enhance customer experience by improving service quality, introducing AI-powered technologies, and upgrading our platform infrastructure. As we gain trust through our integrated services, customers often refer us to their contacts and return to us for their evolving housing-related needs throughout the residential life cycle, be it home rentals, home renovation and furnishing, or other services, thereby increasing customer stickiness and lifetime value.

Our ability to empower real estate brokerage stores, agents, and other service providers on our platform

The gross transaction value on our platform and our platform service fees are also affected by the scale, productivity and service excellence of real estate brokerage stores, agents and other service providers on our platform. While maintaining our scale advantage, we prioritize empowering real estate brokerage stores and agents and other service providers through our extensive authentic property listing database, the large number of customers, the efficient collaborative efforts promoted by our Agent Cooperation Network. Furthermore, our AI-powered technologies digitalize and standardize the professional capabilities while integrating industry best practices, enabling our service providers to efficiently navigate business opportunities and deliver high-quality services across home transactions, home renovation and furnishing, and home rental services.

Our ability to deepen cooperation with real estate developers

The sales commissions earned from real estate developers for our new home transaction services remains to big component to our net revenue.

As China’s housing market undergoes a structural transition, we are increasingly valued by real estate developers. Real estate developers choose to work with us to take advantage of the infrastructure our platform has built, who cooperate with us in diverse ways and build up our thriving ecosystem.

We believe our reputation for high-quality service among the large housing customer base and our large network of real estate brokerage stores and agents that transact actively on our platform well position us to deepen cooperation with existing and new real estate developers.

Our ability to monetize the activities on our platform

The rapid adoption of our Beike platform has proven the compatibility of our infrastructure in empowering brokerage stores and agents. As of December 31, 2025, there were over 445,000 active agents and over 58,000 active brokerage stores on our platform, facilitating over 5.6 million housing transactions in 2025. As we continue to evolve our platform, we focus on enhancing the value proposition to both housing customers and service providers. For housing customers, we aim to improve service quality, transaction efficiency and overall experience across various housing-related scenarios. For service providers, we continuously enhance their capabilities through refined operations, AI-enabled technologies and optimized resource allocation, enabling them to better capture business opportunities and improve productivity.

These efforts contribute to improved service quality and customer experience on our platform, which in turn support the long-term sustainability of our monetization model. We also believe that improving productivity of agents on our platform will strengthen their stickiness to our ecosystem and enhances their income potential, which in turn results in higher service fees to us as a portion of their income.

Our ability to expand service offerings on our platform

Our platform brings us close to a variety of participants in China’s housing transactions and services industry. In addition to housing customers, brokerage agents and real estate developers, additional industry participants are drawn to our platform and actively transact and engage with each other. We see great monetization potential by increasing our value proposition to customers and expanding our service offerings in the vast residential industry. We have built up our home renovation and furnishing services, which aim to provide a one-stop solution. According to customer needs and preferences, we provide professional services including home design, construction, customized furniture and soft furnishings delivery, to create an ideal and comfortable living space for our customers. We also developed home rental services, primarily to provide rental property management services to landlords and a worry-free experience for both landlords and tenants throughout the lease term with a full-range of rental services. We believe these efforts will help diversify our revenue mix.

Our ability to manage operating costs and expenses

Our results of operations are affected by our ability to control our operating costs and expenses. Our cost of revenues consists primarily of compensation to internal agents and sales professionals, and split commission to connected agents and other sales channels, cost of home renovation and furnishing, cost of home rental and cost related to Lianjia stores. For our operating expenses, we incurred share-based compensation expenses to attract and retain talents required for our platform business. Excluding share-based compensation expenses, our operating expenses as a percentage of revenue decreased from 18.3% in 2023 to 18.2% in 2024, and further decreased to 17.6% in 2025.

We believe that, as we continue to optimize our business model and enhance the scalability of our platform, together with ongoing improvements in service provider productivity, we will be able to further improve our operating efficiency and benefit from greater operating leverage over time.

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

Net revenues

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Net revenues:
Existing home transaction services	27,954,135	35.9	28,201,003	30.2	25,020,035	3,577,817	26.5
New home transaction services	30,575,778	39.3	33,653,403	36.0	30,597,319	4,375,358	32.3
Home renovation and furnishing	10,850,497	14.0	14,768,947	15.8	15,426,141	2,205,909	16.3
Home rental services	6,099,747	7.8	14,334,479	15.3	21,900,320	3,131,704	23.2
Emerging and other services	2,296,775	3.0	2,499,666	2.7	1,636,390	234,001	1.7
Total net revenues	77,776,932	100.0	93,457,498	100.0	94,580,205	13,524,789	100.0

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

Home rental services. We generate revenue from home rental services by providing rental property management, leasing agency services and operation services as well as other rental-related services, including monetization of platform traffic and online management services.

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

Cost related to stores mainly includes rent, decoration, depreciation and utility bills for real estate brokerage stores under our Lianjia brand and signing-to-closing support facilities.

The following table sets forth the components of our cost of revenues by amounts and percentages of our total net revenues for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Cost of revenues:
Commission — split	20,419,577	26.3	22,766,957	24.4	20,873,405	2,984,857	22.1
Commission and compensation — internal	17,015,927	21.9	18,903,786	20.2	17,656,184	2,524,801	18.6
Cost of home renovation and furnishing	7,705,325	9.9	10,229,696	10.9	10,581,816	1,513,180	11.2
Cost of home rental services	6,163,044	7.9	13,619,506	14.6	20,020,954	2,862,958	21.2
Cost related to stores	2,872,093	3.7	2,854,988	3.1	2,851,831	407,806	3.0
Others	1,882,952	2.4	2,138,510	2.3	2,383,938	340,898	2.5
Total cost of revenues	56,058,918	72.1	70,513,443	75.4	74,368,128	10,634,500	78.6

Operating Expenses

Our operating expenses consist of sales and marketing expenses, general and administrative expenses, research and development expenses, and impairment of goodwill, intangible assets and other long-lived assets. The following table breaks down our total operating expenses by categories, both in absolute amount and as a percentage of total net revenues, for the periods presented:

	For the Year Ended December 31,
	2023		2024		2025
	RMB	%	RMB	%	RMB	US$	%

	(in thousands, except for percentages)
Operating Expenses:
Sales and marketing expenses	6,654,178	8.6	7,783,341	8.3	7,328,909	1,048,020	7.8
General and administrative expenses	8,236,569	10.6	8,960,747	9.6	8,075,414	1,154,769	8.5
Research and development expenses	1,936,780	2.5	2,283,424	2.4	2,580,564	369,016	2.7
Impairment of goodwill, intangible assets and other long-lived assets	93,417	0.1	151,576	0.2	116,332	16,635	0.1
Total operating expenses	16,920,944	21.8	19,179,088	20.5	18,101,219	2,588,440	19.1

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

We performed goodwill impairment assessments for all our reporting units as of December 31, 2025, and weighed the qualitative relevant factors and quantitative assessment results in totality. RMB116.3 million goodwill impairment loss was recorded, including RMB31.8 million related to reporting units within the existing home transaction services segment and RMB84.5 million related to reporting units within the new home transaction services segment.

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

Contribution and Contribution Margin

Our Chief Operating Decision Maker, or CODM, reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. We define contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs including direct compensation to our internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs including material costs and compensation costs to renovation workers who are our employees or contractors. For home rental services, variable costs including property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The following table presents the calculation to arrive at contribution from net revenues, for each of the periods indicated:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Existing home transaction services
Net revenues	27,954,135	28,201,003	25,020,035	3,577,817
Less: Commission and compensation	(14,762,910)	(16,016,079)	(15,185,117)	(2,171,443)
Contribution	13,191,225	12,184,924	9,834,918	1,406,374
New home transaction services
Net revenues	30,575,778	33,653,403	30,597,319	4,375,358
Less: Commission and compensation	(22,455,253)	(25,304,481)	(22,950,571)	(3,281,888)
Contribution	8,120,525	8,348,922	7,646,748	1,093,470
Home renovation and furnishing
Net revenues	10,850,497	14,768,947	15,426,141	2,205,909
Less: Material costs, commission and compensation	(7,705,325)	(10,229,696)	(10,581,816)	(1,513,180)
Contribution	3,145,172	4,539,251	4,844,325	692,729
Home rental services
Net revenues	6,099,747	14,334,479	21,900,320	3,131,704
Less: Property leasing costs, commission and compensation	(6,163,044)	(13,619,506)	(20,020,954)	(2,862,958)
(Deficit)/Contribution	(63,297)	714,973	1,879,366	268,746
Emerging and other services
Net revenues	2,296,775	2,499,666	1,636,390	234,001
Less: Commission and compensation	(217,341)	(350,183)	(393,901)	(56,327)
Contribution	2,079,434	2,149,483	1,242,489	177,674

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for percentages)
Contribution (existing home transaction services)	13,191,225	12,184,924	9,834,918	1,406,374
Contribution margin (existing home transaction services)	47.2%	43.2%	39.3%	39.3%
Contribution (new home transaction services)	8,120,525	8,348,922	7,646,748	1,093,470
Contribution margin (new home transaction services)	26.6%	24.8%	25.0%	25.0%
Contribution (home renovation and furnishing)	3,145,172	4,539,251	4,844,325	692,729
Contribution margin (home renovation and furnishing)	29.0%	30.7%	31.4%	31.4%
(Deficit)/Contribution (home rental services)	(63,297)	714,973	1,879,366	268,746
Contribution margin (home rental services)	(1.0)%	5.0%	8.6%	8.6%
Contribution (emerging and other services)	2,079,434	2,149,483	1,242,489	177,674
Contribution margin (emerging and other services)	90.5%	86.0%	75.9%	75.9%

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

The contribution margin for existing home transaction services decreased from 47.2% in 2023 to 43.2% in 2024, primarily attributable to a higher fixed compensation costs for Lianjia agents as percentage of net revenues from existing home transaction services, mainly driven by the increased number of Lianjia agents and improved benefits for them. The contribution margin for existing home transaction services decreased from 43.2% in 2024 to 39.3% in 2025, primarily attributable to a higher fixed compensation costs for Lianjia agents as percentage of net revenues from existing home transaction services, mainly driven by the increase in weighted average number of Lianjia agents and improved benefits for them.

The contribution for new home transaction services increased from RMB8.1 billion in 2023 to RMB8.3 billion in 2024, while the contribution margin decreased from 26.6% in 2023 to 24.8% in 2024, primarily attributable to a higher commission-split as percentage of net revenues from new home transaction services paid to connected agents and other channels. The contribution margin for new home transaction services was 25.0% in 2025, relatively stable compared with 24.8% in 2024.

The contribution margin for home renovation and furnishing increased from 29.0% in 2023 to 30.7% in 2024, primarily attributable to refined operation management, optimized product packages and enhanced supply chain capabilities. The contribution margin for home renovation and furnishing increased from 30.7% in 2024 to 31.4% in 2025, primarily attributable to enhanced supply chain capabilities.

The contribution margin for home rental services changed from negative 1.0% in 2023 to 5.0% in 2024, primarily attributable to enhanced operational efficiency and optimized product model, which optimized initial lease success and lease renewals rates, and reduced vacancy rates. The contribution margin for home rental business increased from 5.0% in 2024 to 8.6% in 2025, primarily attributable to an increasing proportion of the new product offering with a higher contribution margin under the Carefree Rent business, as well as enhanced operational efficiency.

Leveraging our industry know-hows and close connection with platform participants, we have also tapped into adjacent market opportunities. These emerging and other services can efficiently utilize our infrastructure in place, and some of them require relatively less variable and direct costs to deliver. The contribution margin for our emerging and other services were 90.5% in 2023, 86.0% in 2024 and 75.9% in 2025.

Taxation

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation, and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to us levied by the government of Cayman Islands except for stamp duties which may be applicable on instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

Hong Kong, China

Hong Kong income tax rate is a two-tiered profits tax regime, under which tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong profits tax was provided for the assessable profit that was subject to Hong Kong profits tax during the periods presented. Under Hong Kong tax law, our Hong Kong subsidiaries are exempted from Hong Kong income tax on their foreign-derived income. Hong Kong does not impose a withholding tax on dividends.

Mainland China

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

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands, except for share and per share data)
Net revenues:
Existing home transaction services	27,954,135	28,201,003	25,020,035	3,577,817
New home transaction services	30,575,778	33,653,403	30,597,319	4,375,358
Home renovation and furnishing	10,850,497	14,768,947	15,426,141	2,205,909
Home rental services	6,099,747	14,334,479	21,900,320	3,131,704
Emerging and other services	2,296,775	2,499,666	1,636,390	234,001
Total net revenues	77,776,932	93,457,498	94,580,205	13,524,789
Cost of revenues:
Commission — split	(20,419,577)	(22,766,957)	(20,873,405)	(2,984,857)
Commission and compensation — internal	(17,015,927)	(18,903,786)	(17,656,184)	(2,524,801)
Cost of home renovation and furnishing	(7,705,325)	(10,229,696)	(10,581,816)	(1,513,180)
Cost of home rental services	(6,163,044)	(13,619,506)	(20,020,954)	(2,862,958)
Cost related to stores	(2,872,093)	(2,854,988)	(2,851,831)	(407,806)
Others	(1,882,952)	(2,138,510)	(2,383,938)	(340,898)
Total cost of revenues(1)	(56,058,918)	(70,513,443)	(74,368,128)	(10,634,500)
Gross profit	21,718,014	22,944,055	20,212,077	2,890,289
Sales and marketing expenses(1)	(6,654,178)	(7,783,341)	(7,328,909)	(1,048,020)
General and administrative expenses(1)	(8,236,569)	(8,960,747)	(8,075,414)	(1,154,769)
Research and development expenses(1)	(1,936,780)	(2,283,424)	(2,580,564)	(369,016)
Others	2,993,508	2,953,526	2,449,913	350,333
Income before income tax expense	7,883,995	6,870,069	4,677,103	668,817
Income tax expense	(1,994,391)	(2,791,889)	(1,686,089)	(241,108)
Net income	5,889,604	4,078,180	2,991,014	427,709
Weighted average number of ordinary shares used in computing net income per share, basic and diluted
— Basic	3,521,379,938	3,409,772,592	3,326,149,994	3,326,149,994
— Diluted	3,611,653,020	3,537,408,029	3,472,076,149	3,472,076,149
Net income per share attributable to ordinary shareholders
— Basic	1.67	1.19	0.90	0.13
— Diluted	1.63	1.15	0.86	0.12

Note:

(1)	Share-based compensation expenses were allocated as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Cost of revenues	502,523	521,293	446,120	63,794
Sales and marketing expenses	180,465	197,320	181,877	26,008
General and administrative expenses	2,345,895	1,821,817	1,111,415	158,931
Research and development expenses	186,666	185,645	165,512	23,668
Total	3,215,549	2,726,075	1,904,924	272,401

Year ended December 31, 2025 Compared to Year ended December 31, 2024

Net revenues

Our net revenues increased by 1.2% to RMB94.6 billion (US$13.5 billion) in 2025 from RMB93.5 billion in 2024, primarily attributable to the increase of net revenues from home rental services and home renovation and furnishing, which was partially offset by the decrease of net revenues from new home and existing home transaction services. Total GTV decreased by 5.0% to RMB3,183.3 billion (US$455.2 billion) in 2025 from RMB3,349.4 billion in 2024, amid the overall pressure in the housing-related industry.

Existing home transaction services. Our net revenues from existing home transaction services decreased by 11.3% to RMB25.0 billion (US$3.6 billion) in 2025 from RMB28.2 billion in 2024. GTV of existing home transactions decreased by 4.2% to RMB2,151.5 billion (US$307.7 billion) in 2025 from RMB2,246.5 billion in 2024. The steeper decline in net revenues relative to GTV in existing home transaction services was primarily attributable to a higher contribution from GTV of existing home transaction services served by connected agents on our platform, for which revenue is recorded on a net basis from platform service, franchise service and other value-added services, while for GTV served by Lianjia brand, the revenue is recorded on a gross commission revenue basis.

Commission revenue decreased by 13.5% to RMB20.0 billion (US$2.9 billion) in 2025, from RMB23.1 billion in 2024, primarily due to the decreased GTV of existing home transactions served by Lianjia stores of 12.7% to RMB802.1 billion (US$114.7 billion) in 2025 from RMB918.5 billion in 2024.

Additionally, revenues derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on our platform, were RMB5.0 billion (US$0.7 billion) in 2025, relatively stable compared with RMB5.1 billion in 2024, while GTV of existing home transactions served by connected agents on our platform increased by 1.6% to RMB1,349.4 billion (US$193.0 billion) in 2025 from RMB1,328.0 billion in 2024.

New home transaction services. Our net revenues from new home transaction services decreased by 9.1% to RMB30.6 billion (US$4.4 billion) in 2025 from RMB33.7 billion in 2024, primarily due to the decrease of GTV of new home transactions of 8.2% to RMB890.9 billion (US$127.4 billion) in 2025 from RMB970.0 billion in 2024. Of these, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise in new home transaction services and other sales channels decreased by 7.0% to RMB729.2 billion (US$104.3 billion) in 2025 from RMB784.4 billion in 2024, and the GTV of new home transactions served by Lianjia brand decreased by 12.9% to RMB161.6 billion (US$23.1 billion) in 2025 from RMB185.6 billion in 2024.

Home renovation and furnishing. Our net revenues from home renovation and furnishing increased by 4.4% to RMB15.4 billion (US$2.2 billion) in 2025 from RMB14.8 billion in 2024, primarily attributable to the increase of net revenues from furniture and home furnishing sales.

Home rental services. Our net revenues from home rental services increased by 52.8% to RMB21.9 billion (US$3.1 billion) in 2025 from RMB14.3 billion in 2024, primarily attributable to the increase in the number of rental units under the Carefree Rent model, partially offset by a shift in revenue recognition mix resulting from an increasing proportion of the new product offering within the Carefree Rent. Under the new model, the homeowners retain control over and beneficial interest in the properties, while we provide leasing agency services and lease term management services to both homeowners and tenants. Accordingly, under the new model, revenue is recognized based on net service fees derived from two sources: (1) commissions earned for facilitating the signing of lease agreements between homeowners and tenants; and (2) fees for lease term management services rendered throughout the lease period.

Emerging and other services. Our net revenues from emerging and other services decreased by 34.5% to RMB1.6 billion (US$0.2 billion) in 2025 from RMB2.5 billion in 2024, primarily attributable to the decrease of revenues from ancillary services.

Cost of revenues

Our cost of revenues increased by 5.5% to RMB74.4 billion (US$10.6 billion) in 2025 from RMB70.5 billion in 2024.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels decreased by 8.3% to RMB20.9 billion (US$3.0 billion) in 2025 from RMB22.8 billion in 2024, primarily due to the decrease in GTV of new home transactions facilitated through connected agents and other sales channels.

●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation decreased by 6.6% to RMB17.7 billion (US$2.5 billion) in 2025 from RMB18.9 billion in 2024, primarily due to the decrease in commission of home transaction services for Lianjia agents, resulting from the decreased GTV of home transactions they served by.
●	Cost of home renovation and furnishing. Our cost of revenues for home renovation and furnishing increased by 3.4% to RMB10.6 billion (US$1.5 billion) in 2025 from RMB10.2 billion in 2024, which was in line with the growth of net revenues from home renovation and furnishing.
●	Cost of home rental services. Our cost of revenues for home rental services increased by 47.0% to RMB20.0 billion (US$2.9 billion) in 2025 from RMB13.6 billion in 2024, primarily attributable to the growth of net revenues from home rental services, partially offset by an improved contribution margin resulting from an increasing proportion of the new product offering with a higher contribution margin under the Carefree Rent business, as well as enhanced operational efficiency.
●	Cost related to stores. Our cost related to stores was RMB2.9 billion (US$0.4 billion) in 2025, relatively flat compared with RMB2.9 billion in 2024.
●	Other costs. Our other costs increased by 11.5% to RMB2.4 billion (US$0.3 billion) in 2025 from RMB2.1 billion in 2024, primarily attributable to the increase in the direct technical infrastructure costs such as cloud storage costs.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses decreased by 5.8% to RMB7.3 billion (US$1.0 billion) in 2025 from RMB7.8 billion in 2024, primarily due to our cost optimization initiatives, including lower personnel costs as well as reduced advertising and promotion expenses.

General and administrative expenses. Our general and administrative expenses decreased by 9.9% to RMB8.1 billion (US$1.2 billion) in 2025 from RMB9.0 billion in 2024, primarily due to the decrease in share-based compensation expenses and provision for credit losses.

Research and development expenses. Our research and development expenses increased by 13.0% to RMB2.6 billion (US$0.4 billion) in 2025 from RMB2.3 billion in 2024, primarily due to the increased personnel costs.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill of RMB116.3 million (US$16.6 million) in 2025, compared to RMB98.2 million in 2024, primarily attributable to the impairment of goodwill triggered by the market fluctuation and its impact on our operations. No impairment of intangible assets and other long-lived assets has been recorded in 2025, compared to RMB53.4 million in 2024.

Income tax expense

We recorded an income tax expense of RMB1,686.1 million (US$241.1 million) in 2025, compared to RMB2,791.9 million in 2024.

Net income

As a result of the foregoing, we recorded a net income of RMB2,991.0 million (US$427.7 million) in 2025, compared to RMB4,078.2 million in 2024.

Year ended December 31, 2024 Compared to Year ended December 31, 2023

Net revenues

Our net revenues increased by 20.2% to RMB93.5 billion in 2024 from RMB77.8 billion in 2023, primarily attributable to the increase of net revenues from new home transaction services and the expansion of home renovation and furnishing and home rental business. Total GTV increased by 6.6% to RMB3,349.4 billion in 2024 from RMB3,142.9 billion in 2023, primarily attributable to our proactive growth strategy and enhanced capabilities in market coverage.

Existing home transaction services. Our net revenues from existing home transaction services were RMB28.2 billion in 2024, relatively flat compared with RMB28.0 billion in 2023. GTV of existing home transactions increased by 10.8% to RMB2,246.5 billion in 2024 from RMB2,028.0 billion in 2023.

Commission revenue increased by 1.0% to RMB23.1 billion in 2024, from RMB22.9 billion in 2023, primarily because the GTV of existing home transactions served by Lianjia stores increased by 8.4% to RMB918.5 billion in 2024 from RMB847.6 billion in 2023, mainly offset by a lower commission rate of existing home transaction services charged by Lianjia stores in Beijing.

Additionally, revenue derived from platform service, franchise service and other value-added services, which are mostly charged to connected stores and agents on our platform, were RMB5.1 billion in 2024, relatively flat compared with RMB5.1 billion in 2023, while the GTV of existing home transactions served by connected agents on our platform increased by 12.5% to RMB1,328.0 billion in 2024 from RMB1,180.4 billion in 2023. The increase was mainly offset by the decrease in revenues from certain value-added services which were not directly driven by GTV of existing home transactions served by connected agents.

New home transaction services. Our net revenues from new home transaction services increased by 10.1% to RMB33.7 billion in 2024 from RMB30.6 billion in 2023, primarily due to the improved monetization capability, which was partially offset by the decrease of GTV of new home transactions of 3.3% to RMB970.0 billion in 2024 from RMB1,003.0 billion in 2023. Among that, the GTV of new home transactions facilitated on Beike platform through connected agents, dedicated sales team with the expertise on new home transaction services and other sales channels decreased by 3.1% to RMB784.4 billion in 2024 from RMB809.9 billion in 2023, and the GTV of new home transactions served by Lianjia brand decreased by 3.9% to RMB185.6 billion in 2024 from RMB193.2 billion in 2023.

Home renovation and furnishing. Our net revenues from home renovation and furnishing increased by 36.1% to RMB14.8 billion in 2024 from RMB10.9 billion in 2023, primarily attributable to (i) the increase of orders driven by the synergetic effects from customer acquisition and conversion between home transaction services and home renovation and furnishing business, (ii) a larger contribution from furniture and home furnishing sales in categories such as customized furniture, soft furnishings, and electrical appliances, and (iii) the shortened lead time driven by enhanced delivery capabilities.

Home rental services. Our net revenues from home rental services increased by 135.0% to RMB14.3 billion in 2024 from RMB6.1 billion in 2023, primarily attributable to the increase of the number of rental units under the Carefree Rent model.

Emerging and other services. Our net revenues from emerging and other services increased by 8.8% to RMB2.5 billion in 2024 from RMB2.3 billion in 2023, primarily attributable to the increase of net revenues from financial services.

Cost of revenues

Our cost of revenues increased by 25.8% to RMB70.5 billion in 2024 from RMB56.1 billion in 2023.

●	Commission — split. Our cost of revenues for commissions to connected agents and other sales channels increased by 11.5% to RMB22.8 billion in 2024 from RMB20.4 billion in 2023, primarily due to the increase in net revenues from new home transaction services derived from transactions facilitated through connected agents and other sales channels.
●	Commission and compensation — internal. Our cost of revenues for internal commission and compensation increased by 11.1% to RMB18.9 billion in 2024 from RMB17.0 billion in 2023, primarily due to an increase in the net revenues from new home transactions derived from transactions facilitated through Lianjia agents and the increase in fixed compensation costs mainly driven by the increased number of Lianjia agents and improved benefits for them.
●	Cost of home renovation and furnishing. Our cost of home renovation and furnishing increased by 32.8% to RMB10.2 billion in 2024 from RMB7.7 billion in 2023, which was in line with the growth of net revenues from home renovation and furnishing.
●	Cost of home rental services. Our cost of home rental services increased by 121.0% to RMB13.6 billion in 2024 from RMB6.2 billion in 2023, primarily attributable to the growth of net revenues from home rental services.
●	Cost related to stores. Our cost related to stores was RMB2.9 billion in 2024, relatively flat compared with RMB2.9 billion in 2023.

●	Other costs. Our other costs increased by 13.6% to RMB2.1 billion in 2024 from RMB1.9 billion in 2023, mainly due to the increased tax and surcharges in line with the increased net revenues and an increase in provision and funding costs of financial services.

Please see “—Contribution Margin” for the analysis of our segment profitability.

Operating expenses

Sales and marketing expenses. Our sales and marketing expenses increased by 17.0% to RMB7.8 billion in 2024 from RMB6.7 billion in 2023, mainly due to the increase in sales and marketing expenses for home renovation and furnishing business.

General and administrative expenses. Our general and administrative expenses increased by 8.8% to RMB9.0 billion in 2024 from RMB8.2 billion in 2023, mainly due to the increase in personnel costs.

Research and development expenses. Our research and development expenses increased by 17.9% to RMB2.3 billion in 2024 from RMB1.9 billion in 2023, primarily due to the increased headcount of research and development personnel and the increased technical service costs.

Impairment of goodwill, intangible assets and other long-lived assets. We recorded impairment of goodwill, intangible assets and other long-lived assets of RMB151.6 million in 2024, compared to RMB93.4 million in 2023, primarily attributable to the impairment of goodwill triggered by the market fluctuation and its impact on our operations.

Income tax expense

We recorded an income tax expense of RMB2,791.9 million in 2024, compared to RMB1,994.4 million in 2023.

Net income

As a result of the foregoing, we recorded a net income of RMB4,078.2 million in 2024, compared to RMB5,889.6 million in 2023.

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

The total amount increased from RMB60.1 billion as of December 31, 2023 to RMB61.6 billion as of December 31, 2024, which was mainly attributable to the cash generated from operating activities in 2024, partially offset by the cash used in investing activities. The total amount decreased from RMB61.6 billion as of December 31, 2024 to RMB55.5 billion (US$7.9 billion) as of December 31, 2025, mainly used in financing activities in 2025, partially offset by the cash provided by investing activities.

Accounts receivable, net of allowance for credit losses

A significant portion of accounts receivable was due from real estate developers for our new home transaction services. Our accounts receivable, net of allowance for credit losses, increased from RMB3.2 billion as of December 31, 2023 to RMB5.5 billion as of December 31, 2024, primarily due to the growth of net revenues from new home transaction services. Our accounts receivable and contract assets, net of allowance for credit losses decreased from RMB5.5 billion as of December 31, 2024 to RMB3.9 billion (US$0.6 billion) as of December 31, 2025, primarily due to the decline of net revenues from new home transaction services.

We serve real estate developers in our new home transaction services and grant them credit terms relatively longer compared to individual and small brokerage firm clients in accordance with the market practice. As such, we may face risks related to the collection of our accounts receivable from real estate developers, especially during times when tightened regulatory measures negatively affect the operations and liquidity conditions of these real estate developers. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—Our business is subject to government regulations and policies guiding China’s economy in general and, specifically, on existing and new home sales and home rentals” and “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Industry—We face risk in collecting our accounts receivable and deposits from real estate developers” for more details. In light of the liquidity concerns faced by certain real estate developers started from 2021, we have been implementing various prudent measures such as the “commission in advance” model to ensure effective risk control and timely collection of accounts receivable. Our collection of accounts receivable for new home transaction services amounted to RMB33.5 billion in 2023, RMB33.4 billion in 2024 and RMB34.6 billion (US$4.9 billion) in 2025, compared to the net revenue from new home transaction services of RMB30.6 billion in 2023, RMB33.7 billion in 2024 and RMB30.6 billion (US$4.4 billion) in 2025. In addition, we maintained our accounts receivable turnover days for new home transaction services at a relatively low level at 56 days in 2025, compared with 52 days in 2024 and 55 days in 2023. The accounts receivable turnover days for existing home transaction services, where our clients are individual housing customers and brokerage firms on our platform, were 6 days in 2023, 7 days in 2024 and 7 days in 2025. We plan to continue to prudently manage our accounts receivable, in particular with respect to new home transaction services.

Accounts receivable turnover days for a given period are equal to average balances of accounts receivable at the beginning and the end of the period divided by total net revenues during the period and multiplied by the number of days during the period.

Intangible assets, net

Our intangible assets net of accumulated amortization and impairment amounted to RMB1,067 million, RMB858 million and RMB723 million (US$103 million) as of December 31, 2023, 2024 and 2025, respectively. The decrease in 2024 was primarily due to the expiration of the business cooperation agreement. The decrease in 2025 was primarily due to the amortization of the intangible assets.

Long-term investments, net

Our long-term investments amounted to RMB23.6 billion, RMB23.8 billion and RMB20.1 billion (US$2.9 billion) as of December 31, 2023, 2024 and 2025, respectively. The increase in 2024 was mainly due to an increase in wealth management products. The decrease in 2025 was mainly due to a decrease in long-term time deposits and available-for-sale debt investments, which was partially offset by increase in wealth management products.

Goodwill

Our goodwill was RMB4,857 million, RMB4,777 million and RMB4,660 million (US$666 million) as of December 31, 2023, 2024 and 2025, respectively. The decrease in 2024 was primarily due to the RMB98.2 million impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions. The decrease in 2025 was primarily due to the RMB116.3 million (US$16.6 million) impairment of the goodwill related to reporting units within the existing home transaction services segment and new home transaction services segment in certain cities as a result of changes in local market conditions.

Prepayments, receivables and other assets

The following table set forth the breakdown of this account as of the dates indicated.

	As of December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Current:
Prepaid rental and other deposits	1,552,279	1,154,495	165,091
Advances to suppliers	692,542	448,522	64,138
VAT-input deductible	637,686	745,485	106,603
Capitalized costs of obtaining contracts and prepaid initial direct costs(1)	551,461	511,450	73,136
Deposits paid to real estate developers(2)	196,241	178,249	25,489
Funds advanced to potential investees(3)	153,577	—	—
Deposit paid for acquisition of land used for properties development(4)	122,430	—	—
Prepaid income tax	64,163	146,646	20,970
Staff advances	59,762	48,126	6,882
Receivable related to employees’ exercise of share-based awards	44,521	35,137	5,025
Interests receivable	15,263	7,340	1,050
Receivables from escrow account	9,992	23,030	3,293
Others	542,907	427,648	61,152
Total	4,642,824	3,726,128	532,829
Non-current:
Deferred tax asset	1,005,127	1,257,595	179,834
VAT-input deductible	194,818	357,511	51,124
Others	22,332	147,996	21,163
Total	1,222,277	1,763,102	252,121

Notes:

(1)	For the years ended December 31, 2024 and 2025, RMB876.2 million and RMB1,403.4 million (US$200.7 million) are amortized respectively.
(2)

Deposits paid to real estate developers refer to the earnest deposits we pay to developers for new home transaction service contracts, and will be collected back after we meet our service commitment. We implement stringent selection process for the real estate projects for which we provide marketing services and will only agree to make earnest deposits for those we are confident in meeting our sales commitment.

(3)	Funds advanced to potential investees represent funds paid to potential Beihaojia business investees before obtaining the equity interests.
(4)	Deposit paid for acquisition of land used for properties development represents the deposit paid for acquisition of the residential land parcel in Shanghai under the Beihaojia business.

Accounts payable

Our accounts payable increased from RMB6,329 million as of December 31, 2023 to RMB9,493 million as of December 31, 2024 which was in line with the revenues from new home transaction services and home renovation and furnishing. Our accounts payable decreased from RMB9,493 million as of December 31, 2024 to RMB6,052 million (US$865 million) as of December 31, 2025, which was in line with the revenues from new home transaction services.

Short-term borrowings

As of December 31, 2023, 2024 and 2025, our short-term borrowings were RMB290 million, RMB288 million and RMB208 million (US$30 million), respectively. The total balance of short-term loans as of December 31, 2023 mainly included two bank loans, starting from September and December 2023, with fixed loan interest rates of 3.35% and 3.30%, respectively. The total balance of short-term loans as of December 31, 2024 mainly included two bank loans in January 2024 with fixed loan interest rates of 3.00%, as well as two bank loans in May and June 2024 with fixed loan interest rates of 2.83%. The total balance of short-term loans as of December 31, 2025 mainly includes one bank loan in May 2025 with interest at one-year LPR (Loan Prime Rate) minus 89 basis points, as well as two bank loans in January and May 2025 with fixed loan interest rates of 2.48% and 2.38%, respectively.

B.	Liquidity and Capital Resources

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB	US$

	(in thousands)
Selected Consolidated Cash Flow Data
Net cash provided by (used in) operating activities	11,414,244	9,447,137	(376,170)	(53,794)
Net cash provided by (used in) investing activities	(3,977,440)	(9,378,025)	5,894,327	842,878
Net cash used in financing activities	(7,218,210)	(5,794,635)	(9,793,199)	(1,400,409)
Effect of exchange rate change on cash, cash equivalents and restricted cash	44,608	169,476	(82,585)	(11,807)
Net increase (decrease) in cash, cash equivalents and restricted cash	263,202	(5,556,047)	(4,357,627)	(623,132)
Cash, cash equivalents and restricted cash at the beginning of the year	25,594,259	25,857,461	20,301,414	2,903,063
Cash, cash equivalents and restricted cash at the end of the year	25,857,461	20,301,414	15,943,787	2,279,931

To date, we have financed our operating and investing activities through cash flows from operations and cash provided by historical equity and debt financing activities. As of December 31, 2023, 2024 and 2025, our cash, cash equivalents, restricted cash and short-term investments were RMB60.1 billion, RMB61.6 billion and RMB55.5 billion (US$7.9 billion), respectively. Our cash and cash equivalents primarily consist of cash on hand, demand deposits and highly liquid investments placed with banks or other financial institutions with original maturities of less than three months. Our restricted cash are primarily pledged for bank borrowings, and escrow payments collected from the property buyers on behalf of and payable to the property sellers.

We believe that our cash balance and expected net cash inflows will be sufficient to meet our current and anticipated working capital requirements and capital expenditures for an extended period of time. We may, however, need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we identify and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions.

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

Substantially all of our revenues have been, and we expect they are likely to continue to be, denominated in Renminbi. Under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval as long as certain routine procedural requirements are fulfilled. Therefore, our PRC subsidiaries are allowed to pay dividends in foreign currencies to us without prior SAFE approval by following certain routine procedural requirements. However, current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. Our PRC subsidiaries are required to set aside at least 10% of its after-tax profits after making up previous years’ accumulated losses each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of its registered capital. These reserves are not distributable as cash dividends. Historically, our PRC subsidiaries have not paid dividends to us, and they will not be able to pay dividends until they generate accumulated profits. Furthermore, capital account transactions, which include foreign direct investment and loans, must be approved by and/or registered with SAFE, its local branches and certain local banks.

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

Operating activities

Net cash used in operating activities in 2025 was RMB376.2 million (US$53.8 million). The difference between net cash used in operating activities and net income of RMB2,991 million (US$428 million) in 2025 was the result of adding back RMB3,114 million (US$445 million) for adjustments of non-cash items, adding back RMB9 million (US$1 million) for dividend received from equity method investments and RMB210 million (US$30 million) of investment and interest income received from wealth management products and time deposits, as well as removing RMB6,700 million (US$958 million) used in working capital.

The adjustment of non-cash items primarily consisted of RMB1,905 million (US$272 million) in share-based compensation expenses, RMB934 million (US$134 million) in depreciation expenses, and RMB138 million (US$20 million) in amortization of intangible assets.

The additional cash used in working capital was the result of: (i) a RMB3,344 million (US$478 million) decrease in accounts payable, (ii) a RMB1,910 million (US$273 million) decrease in employee compensation and welfare payable, (iii) a RMB1,006 million (US$144 million) decrease in prepayments, receivables and other assets, (iv) a RMB4,729 million (US$676 million) decrease in lease liabilities, and (v) a RMB1,251 million (US$179 million) decrease in inventories, partially offset by a RMB4,213 million (US$602 million) increase in right-of-use assets and a RMB1,483 million (US$212 million) increase in accounts receivable and contract assets.

Net cash generated from operating activities in 2024 was RMB9.4 billion. The difference between net cash generated from operating activities and net income of RMB4,078 million in 2024 was the result of adding back RMB3,681 million for adjustments of non-cash items, adding back RMB16 million for dividend received from equity method investments and removing RMB253 million of investment and interest income, which are by nature investing activities, and adding RMB1,925 million released from working capital.

The adjustment of non-cash items primarily consisted of RMB2,726 million in share-based compensation expenses, RMB744 million in depreciation expenses, RMB269 million in amortization of intangible assets, and RMB313 million in fair value changes in investments.

The additional cash released from working capital was the result of a RMB4,674 million increase in lease liabilities, a RMB2,457 million increase in accounts payable, a RMB1,387 million increase in contract liabilities and deferred revenue, and a RMB1,093 million increase in accrued expenses and other current liabilities, partially offset by a RMB5,599 million increase in right-of-use assets, a RMB2,410 million increase in accounts receivable and contract assets, and a RMB270 million increase in prepayments, receivables and other assets.

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

Investing activities

Net cash provided by investing activities in 2025 was RMB5.9 billion (US$0.8 billion), consisting primarily of (i) RMB20.9 billion (US$3.0 billion) of maturities of time deposits and held-to-maturity debt investments, offset by RMB8.9 billion (US$1.3 billion) used to purchase time deposits and held-to-maturity debt investments, (ii) RMB83.0 billion (US$11.9 billion) of financing receivables principal collected, partially offset by RMB81.6 billion (US$11.7 billion) of financing receivables originated, (iii) RMB27.3 billion (US$3.9 billion) maturities of other short-term investments, offset by RMB27.1 billion (US$3.9 billion) used to purchase other short-term investments, (iv) RMB1.3 billion (US$0.2 billion) of repayments of loans from related parties and others, and (v) partially offset by RMB6.5 billion (US$0.9 billion) used to purchases other long-term investments.

Net cash used in investing activities in 2024 was RMB9.4 billion, consisting primarily of (i) RMB58.1 billion (US$8.0 billion) of financing receivables originated, offset by RMB56.6 billion of financing receivables principal collected, (ii) RMB33.3 billion of used to purchase other short-term investments, offset by RMB42.6 billion maturities of other short-term investments, and (iii) RMB24.0 billion used to purchase time deposits and held-to-maturity debt investments, offset by RMB12.1 billion of maturities of time deposits and held-to-maturity debt investments.

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

Financing activities

Net cash used in financing activities in 2025 was RMB9.8 billion (US$1.4 billion), consisting primarily of (i) RMB6,581 million (US$941 million) of repurchase of ordinary shares, (ii) RMB2,884 million (US$412 million) of dividend payment, and (iii) RMB1,676 million (US$240 million) outflow of change in customer deposits payable and other amounts collected and payable on behalf of others, net, partially offset by RMB839 million (US$120 million) proceeds from related party loans, net, as well as a RMB413 million (US$59 million) rental deposits received on behalf of others, net.

Net cash used in financing activities in 2024 was RMB5,795 million, consisting primarily of (i) RMB5,101 million of repurchase of ordinary shares, (ii) RMB2,831 million of dividend payment, and (iii) RMB608 million of repayments of short-term borrowings, partially offset by a RMB2,140 million increase in customer deposits payable and payable related to escrow accounts services.

Net cash used in financing activities in 2023 was RMB7,218 million, consisting primarily of (i) RMB5,151 million of repurchase of ordinary shares, (ii) RMB756 million of repayments of short-term borrowings, and (iii) RMB1,431 million of dividend payment, partially offset by RMB427 million of proceeds from short-term borrowings.

Material Cash Requirements

Our material cash requirements as of December 31, 2025 and any subsequent period primarily include our capital expenditures and contractual obligations. We intend to fund our material cash requirements with our cash balance. We will continue to make cash commitments, including capital expenditures, to meet the expected growth of our business.

Capital Expenditures

Our capital expenditures were RMB874 million in 2023, RMB1,037 million in 2024 and RMB608 million (US$87 million) in 2025. In the years of 2023, 2024 and 2025, our capital expenditures primarily represent cash paid for purchase of property, plant and equipment, intangible assets and other long-lived assets. We funded our capital expenditures primarily with net cash flows generated from operating activities.

Contractual Obligations

Our material contractual obligations primarily consist of the following:

(i)as of December 31, 2025, we have payment obligations totaling RMB402.4 million (US$57.5 million) under existing construction contracts for the development of our self-developed properties. We expect to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones;

(ii)other obligations and commitments.

The following table sets forth other contractual obligations as of December 31, 2025:

	Total	2026	2027	2028	2029	2030	Thereafter

	(RMB in thousands)
Short-term and long-term borrowings	390,634	207,717	182,917	—	—	—	—
Lease liability obligations	18,351,672	11,054,303	4,171,509	1,608,921	749,959	318,772	448,208
Operating lease commitments	771,354	220,962	229,618	182,053	90,934	38,981	8,806
Investment commitments	240,000	240,000	—	—	—	—	—
Capital commitments	232,009	82,398	82,398	67,213	—	—	—
Purchase of services	1,307	1,307	—	—	—	—	—

Except for commitments and obligations as disclosed above and financial guarantees as discussed in section below, we did not have any other long-term obligations or material guarantees as of December 31, 2025.

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

Holding Company Structure

KE Holdings Inc. is not an operating company in China but a Cayman Islands holding company with no material operations of its own. We conduct our operations primarily through our subsidiaries and the VIEs in China. As a result, KE Holdings Inc.’s ability to pay dividends depends upon dividends paid by our PRC subsidiaries. Our PRC subsidiaries in turn generate income from their own operation, and in addition enjoy all economic benefit and receive service fees from the VIEs pursuant to the exclusive business cooperation agreement with the VIEs. The VIEs collectively held 42.7% of our cash, cash equivalents and restricted cash and 11.9% of our total assets as of December 31, 2025. Revenues contributed by the VIEs, excluding inter-group transactions, accounted for 0.8%, 0.8% and 0.9% of our total net revenues for the fiscal years 2023, 2024 and 2025, respectively. Investors in our ADSs are not purchasing equity interest in the VIEs in China but instead are purchasing equity interest in KE Holdings Inc., a holding company incorporated in the Cayman Islands.

Beijing Lianjia, one of the VIEs, and its subsidiaries used to be the operating entities of our existing home transaction and new home transaction services and certain other home-related emerging and other services before the completion of our reorganization, which started from November 2018 and was completed in July 2019. Through a series of restructuring transactions, most of such subsidiaries of Beijing Lianjia, as well as all of the operating branches of Beijing Lianjia, have become wholly-owned by the applicable WFOEs and our other PRC subsidiaries. Since July 2019, consequently, our PRC subsidiaries have replaced Beijing Lianjia to be the providers of such home transaction services, home rental services and certain home-related emerging and other services. Net revenues, excluding inter-group transactions, contributed by the VIEs accounted for 0.8% in 2023, 0.8% in 2024 and 0.9% in 2025, respectively.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2026 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

We consider one of the most significant judgements involved in estimating the allowance for credit losses relates to segmentation of accounts receivable from new home transactions. A series of credit risk characteristics are incorporated during the segmentation process, which includes credit risk characteristics such as price fluctuation of equity and debt securities, existing financing arrangement, default events in the public market, liquidity of the customer, and public credit ratings. Due to the uncertainty and potential volatility of these characteristics, segmentation result may vary, which could materially affect our financial condition and results of operations.

Recognizing that segmentation of accounts receivable from new home transactions and forecasts of macroeconomic conditions are inherently uncertain, we believe that our process to consider the available information and associated risks and uncertainties is appropriately governed and that our estimates of expected credit losses were reasonable and appropriate as of December 31, 2025.

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

As of December 31, 2025, our goodwill balance was RMB4.7 billion, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. We performed a quantitative impairment test on the goodwill associated with home renovation and furnishing reporting unit. We estimated the fair value of home renovation and furnishing reporting unit using an income approach based on a discounted cash flow model. Significant estimates and assumptions used in the discounted cash flow model included management’s best estimate of forecast revenues used to calculate projected future cash flows and discount rate.

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

The following table sets out the key assumptions on which management had based its cash flow projections to undertake impairment testing of goodwill of home renovation and furnishing reporting unit:

As of December 31, 2025
Home renovation and furnishing reporting unit
Annual growth rate of revenue in the projected period	-7.3%-5.1%
Post-tax discount rate	14%

The headroom for home renovation and furnishing reporting unit as of December 31, 2025, is as follows, and the fair value of this reporting unit would equal to its carrying amount if the key assumptions were to change as follows:

As of December 31, 2025
Home renovation and furnishing reporting unit
Headroom (RMB in thousands)	40,254
Headroom %	9.3%
Forecasted revenue	-0.9% for each forecasted year
Post-tax discount rate	+0.2%

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts to the projections used in the impairment tests for the reporting unit discussed above, including changes in customer behavior, decrease in delivery capability, and delays or difficulties in achieving our profitability goals, could cause the fair value of this reporting unit to fall below its carrying value and a noncash impairment charge would be required. Such a charge could have a material effect on the consolidated statements of comprehensive income and consolidated balance sheets.

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

The following table sets forth information regarding our directors and executive officers as of the date of this annual report.

Directors and Executive Officers	Age	Position/Title
PENG Yongdong	46	Co-Founder, Chairman of the Board and Chief Executive Officer
SHAN Yigang	53	Co-Founder and Executive Director
XU Wangang	60	Vice Chairman and Executive Director
XU Tao	52	Executive Director and Chief Financial Officer
LI Zhaohui (Jeffrey)	50	Director
CHEN Xiaohong	56	Independent Director
ZHU Hansong	56	Independent Director
WU Jun	57	Independent Director

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

CHEN Xiaohong has served as our independent director since August 2020 and was re-designated as an independent non-executive director with effect from May 2022. Ms. CHEN has been serving as the founding and managing partner of H Capital since March 2014. Before founding H Capital, Ms. CHEN served as a managing director at Tiger Global responsible for its investment activities in China from September 2004 to February 2012. Prior to that, Ms. CHEN was at Joyo.com from February 2004 to September 2004 serving as VP of Business Development and at Veronis Suhler Stevenson from July 1994 to February 2004, lastly serving as a managing director. Ms. CHEN has been a director of Distinct Healthcare Holdings Limited (HKEx: 2677) since September 2019, and was re-designated as a non-executive director in April 2024. Ms. CHEN currently serves on the board of directors of a number of private companies. Ms. CHEN received her bachelor’s degree in history from Peking University in July 1992 and a master’s degree in library service from Rutgers University in May 1994.

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

B.Compensation

Compensation of Directors and Executive Officers

For the year ended December 31, 2025, we paid an aggregate of RMB29.7 million (US$4.2 million) in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our directors and executive officers. Our PRC subsidiaries and the VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund.

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

As of February 28, 2026, granted options to purchase an aggregate of 9,980,445 Class A ordinary shares remain outstanding under the 2018 Share Option Plan. No options were or will be granted after our Hong Kong Listing.

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

The following table summarizes, as of February 28, 2026, the restricted share units granted under the 2020 Share Incentive Plan to our directors and executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.

	Class A Ordinary Shares
	Underlying Restricted Share
	Units Awarded	Date of Grant
CHEN Xiaohong	166,059	September 28, 2022, June 27, 2023, September 26, 2023, September 3, 2024, September 2, 2025
ZHU Hansong	71,169	September 28, 2022, June 27, 2023, September 26, 2023, September 3, 2024, September 2, 2025
WU Jun	55,260	March 29, 2023, September 26, 2023, March 26, 2024, March 26, 2025
Total	292,488

As of February 28, 2026, granted restricted share units to purchase an aggregate of 49,302,885 Class A ordinary shares remain outstanding under the 2020 Share Incentive Plan.

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

The following table summarizes, as of February 28, 2026, the restricted shares granted under the 2022 Share Incentive Plan to our directors and executive officers. These restricted shares were granted in May 2022 prior to our Hong Kong Listing to comply with Rule 8A.09 of the Hong Kong Listing Rules with the primary objective of reinforcing the continuity of the Company’s corporate governance. No awards remain outstanding under the 2022 Share Incentive Plan. We did not and will not issue any awards pursuant to the 2022 Share Incentive Plan after the Hong Kong Listing.

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

D.Employees

We had a total of 116,344, 135,072 and 119,245 employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the numbers of our employees categorized by function as of December 31, 2025.

Number of
Function	Employees
Agents and supporting staff	95,918
Platform operations	6,217
Research and development	2,025
Business development, sales and marketing	5,439
Administration and management	9,646
Total	119,245

As of December 31, 2025, our employees were mainly based in mainland China. A large portion of our employees are based in Beijing where our headquarters is located, and the rest are mainly at our subsidiaries and branches across the nation.

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

E.Share Ownership

Except as specifically noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of February 28, 2026 by:

●	each of our directors and executive officers; and
●	each of our principal shareholders who beneficially own 5% or more of our total outstanding shares.

The calculations in the table below are based on 3,389,519,743 ordinary shares, being the sum of 3,250,931,366 Class A ordinary shares (excluding the 130,241,064 Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and 9,856,737 Class A ordinary shares in the form of ADSs repurchased but not cancelled) and 138,588,377 Class B ordinary shares issued and outstanding, as of February 28, 2026.

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

	Ordinary Shares Beneficially Owned
					% of
	Class A	Class B	Total Ordinary	% of	Aggregate
	Ordinary	Ordinary	Shares on an As	Beneficial	Voting
	Shares	Shares	Converted Basis	Ownership	Power **
Directors and Executive Officers*:
PENG Yongdong(1)	76,288,143	96,652,382	172,940,525	5.1%	22.5%
SHAN Yigang(2)	56,079,735	41,935,995	98,015,730	2.9%	10.3%
XU Wangang(3)	21,340,263	—	21,340,263	0.6%	0.5%
XU Tao(4)	4,300,000	—	4,300,000	0.1%	0.1%
LI Zhaohui (Jeffrey)	—	—	—	0.0%	0.0%
CHEN Xiaohong(5)	14,995,488	—	14,995,488	0.4%	0.3%
ZHU Hansong(6)	45,972	—	45,972	0.0%	0.0%
WU Jun(7)	44,760	—	44,760	0.0%	0.0%
All Directors and Executive Officers as a Group	173,094,361	138,588,377	311,682,738	9.2%	33.6%
Principal Shareholders:
Entities affiliated with Mrs. ZUO(8)	849,639,740	—	849,639,740	25.1%	18.3%
Baihui Partners L.P.(9)	849,601,280	—	849,601,280	25.1%	18.3%
Entities affiliated with Tencent(10)	295,185,491	—	295,185,491	8.7%	6.4%

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

(1)	Represents 96,652,382 Class B ordinary shares and 76,288,143 Class A ordinary shares held by Ever Orient International Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. PENG Yongdong. The registered address of Ever Orient International Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.
(2)	Represents 41,935,995 Class B ordinary shares and 56,079,735 Class A ordinary shares held by Clover Rich Limited, a company incorporated in the British Virgin Islands and beneficially owned by Mr. SHAN Yigang. The registered address of Clover Rich Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands.
(3)	Represents (i) 10,087,955 Class A ordinary shares held by Blossom South Limited, a company incorporated in the British Virgin Islands, (ii) 4,075,188 Class A ordinary shares held by Myriad Talent Investment Limited, a company incorporated in the British Virgin Islands, and (iii) 7,177,120 Class A ordinary shares held by GainWell Investment Corp, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Wangang. The registered address of Blossom South Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Myriad Talent Investment Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of GainWell Investment Corp is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands.
(4)	Represents (i) 163,708 Class A ordinary shares held by New Eminence International Limited, a company incorporated in the British Virgin Islands, (ii) 750,000 Class A ordinary shares held by Great Polaris Holdings Limited, a company incorporated in the British Virgin Islands, and (iii) 3,386,292 Class A ordinary shares held by Ideal Elect Limited, a company incorporated in the British Virgin Islands. These shares are beneficially owned by Mr. XU Tao. The registered address of New Eminence International Limited is Portcullis Chambers, 4th Floor Ellen Skelton Building, 3076 Sir Francis Drake Highway, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Great Polaris Holdings Limited is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands. The registered address of Ideal Elect Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.
(5)	Represents (i) 14,844,735 Class A ordinary shares in the form of 4,948,245 ADSs held by H Capital V, L.P., a limited partnership incorporated in the Cayman Islands and wholly owned by H Capital V GP, L.P (which is wholly owned by H Capital V GP, Ltd.), (ii) 139,788 Class A ordinary shares held by Ms. CHEN Xiaohong in the form of 46,596 ADSs, and (iii) 10,965 Class A ordinary shares that Ms. CHEN may acquire upon exercise of options within 60 days as of February 28, 2026. Ms. CHEN is a director of H Capital V GP, Ltd. and may be deemed as the beneficial owner of these shares. The registered address of H Capital V, L.P. is Floor 4, Willow House, Cricket Square, PO Box 268, Grand Cayman KY1-1104, Cayman Islands.
(6)	Represents 45,972 Class A ordinary shares held by Mr. ZHU Hansong in the form of 15,324 ADSs.
(7)	Represents (i) 33,138 Class A ordinary shares held by Mr. WU Jun in the form of 11,046 ADSs and (ii) 11,622 Class A ordinary shares that Mr. WU may acquire upon vesting of restricted share units within 60 days as of February 28, 2026.

(8)	Represents (i) 38,460 Class A ordinary shares in the form of ADSs held by Oxygen Element Limited, a company incorporated in the British Virgin Islands and wholly owned by Mrs. ZUO, the spouse of Mr. ZUO Hui, and (ii) 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, a company incorporated in the British Virgin Islands. Propitious Global Holdings Limited is wholly owned by Grain Bud Holding Limited, a company incorporated in the British Virgin Islands. Grain Bud Holding Limited is wholly owned by Z&Z Trust. Cantrust (Far East) Limited, a company incorporated in the British Virgin Islands, is acting as the trustee for Z&Z Trust. Mrs. ZUO controls the dispositive power over the securities beneficially held by Z&Z Trust. Propitious Global Holdings Limited has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. The registered address of Propitious Global Holdings Limited and Oxygen Element Limited is Craigmuir Chambers, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Grain Bud Holding Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.
(9)	Represents 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited, which has executed and delivered an Irrevocable Proxy and Power of Attorney, as amended, pursuant to which Propitious Global Holdings Limited irrevocably authorized Baihui Partners L.P. to exercise the voting rights represented by all the 849,601,280 Class A ordinary shares held by Propitious Global Holdings Limited. Baihui Partners L.P. is a Cayman Islands exempted limited partnership whose principal business office is 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands.
(10)	Represents (i) 245,499,801 Class A ordinary shares held by Tencent Mobility Limited, a company incorporated in Hong Kong; (ii) 49,169,495 Class A ordinary Shares held by Morespark Limited, a company incorporated in Hong Kong; and (iii) 516,195 Class A ordinary shares represented by 172,065 ADSs held by TPP Opportunity GP I, Ltd. These holders are beneficially owned and controlled by Tencent. The registered address of Tencent Mobility Limited and Morespark Limited is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of TPP Opportunity GP I, Ltd. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

To our knowledge, as of February 28, 2026, a total of 760,863,819 Class A ordinary shares are held by one record holder in the United States, being The Bank of New York Mellon, the depositary of our ADS program (including the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans). None of our outstanding Class B ordinary shares are held by record holders in the United States. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our Class A ordinary shares in the United States.

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

Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.Related Party Transactions

Contractual Arrangements with the VIEs and Their Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Transactions with Ziroom Inc.

We had related party transactions with Ziroom Inc., its subsidiaries and consolidated affiliated entities, or collectively Ziroom, a group that has a principal shareholder, Mrs. ZUO, and a director in common with us. We had revenues from Ziroom in the amount of RMB126 million, RMB72 million and RMB42 million (US$6 million) in 2023, 2024 and 2025, respectively, including agency services revenue from facilitating sales, leases or renovations of properties with Ziroom and online marketing services revenue for marketing services provided to Ziroom. We incurred costs related to services from Ziroom in the amount of RMB10.7 million, RMB4.8 million and RMB8.9 million (US$1.3 million) in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, Ziroom had amounts due to us of RMB350 million, RMB338 million and RMB341 million (US$49 million), respectively, primarily including commission receivables. As of December 31, 2023, 2024 and 2025, we had amounts due to Ziroom of RMB35 million, RMB28 million and RMB30 million (US$4 million), respectively.

Transactions with Yuanjing Mingde

We had related party transactions with Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries, or collectively Yuanjing Mingde, a group that used to have a principal shareholder, Mrs. ZUO, and a director in common with us. Such director ceased to be a director of Yuanjing Mingde from July 18, 2024 and Mrs. ZUO ceased to be a principal shareholder of Yuanjing Mingde from November 25, 2024. As a result, Yuanjing Mingde was no longer a related party thereafter. Transactions between us and Yuanjing Mingde before November 25, 2024 are disclosed as related party transactions. We had revenues from Yuanjing Mingde in the amount of RMB7 million and RMB2 million in 2023 and 2024, respectively, including agency services revenue from facilitating sales, and leases or renovations of properties with Yuanjing Mingde. We incurred costs related to services and purchases from Yuanjing Mingde in the amount of RMB22 million and RMB14 million in 2023 and 2024, respectively.

As of December 31, 2023, Yuanjing Mingde had amounts due to us of RMB8 million. As of December 31, 2023, we had amounts due to Yuanjing Mingde of RMB18 million. As of December 31, 2024 and 2025, Yuanjing Mingde was no longer a related party. Therefore, the balance due to or due from Yuanjing Mingde as a related party was nil for both dates.

Transactions with IFM

We had related party transactions with IFM Investments Limited, or IFM, an affiliate of our company in which we hold 37.6% interest. We had revenues from IFM in the amount of RMB97 million, RMB102 million and RMB94 million (US$13 million) in 2023, 2024 and 2025, respectively, including revenue from technical and training support services provided to IFM, revenue from customer referrals and interest income from loans provided to IFM. We incurred costs related to services from IFM in the amount RMB6 million, RMB6 million and RMB5 million (US$0.7 million) in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, IFM had amounts due to us of RMB3 million, RMB4 million and RMB5 million (US$0.7 million), respectively. As of December 31, 2023, 2024 and 2025, we had amounts due to IFM of RMB31 million, RMB39 million and RMB46 million (US$7 million), respectively. We had short-term loan receivable from IFM of RMB15 million, RMB10 million and RMB12 million (US$2 million) as of December 31, 2023, 2024 and 2025, respectively. We had long-term loan receivable from IFM of RMB27 million, RMB22 million and RMB10 million (US$1 million) as of December 31, 2023, 2024 and 2025, respectively.

Transactions with Suofeiya Shengdu

We had related party transactions with Suofeiya Shengdu Home (Zhejiang) Co., Ltd., or Suofeiya Shengdu, which was considered a related party of ours since we completed the acquisition of Shengdu on April 20, 2022. In the years ended December 31, 2023, 2024 and 2025, we recorded purchase of home furnishing goods of RMB144.1 million, RMB111.5 million and RMB47.5 million (US$6.8 million) from Suofeiya Shengdu, respectively. We also recorded operating lease income of RMB3.0 million, RMB3.9 million and RMB3.1 million (US$0.4 million) from Suofeiya Shengdu in these periods, respectively.

Transactions with Tencent

We had related party transactions with Tencent, one of our principal shareholders. We incurred expenses related to services from Tencent in the amount of RMB122 million, RMB187 million and RMB240 million (US$34 million) in 2023, 2024 and 2025, respectively, including advertising resources utilization and cloud technology provided by Tencent which we activated our rights to utilize pursuant to the business cooperation agreement we entered with Tencent in late 2018.

As of December 31, 2023, we had amounts due from and prepayments to Tencent of RMB3 million. We had amounts due to Tencent of RMB35 million as of December 31, 2023, which mainly consist of cloud services payable to Tencent. As of December 31, 2024, we had amounts due from and prepayments to Tencent of RMB3 million. We had amounts due to Tencent of RMB53 million as of December 31, 2024, which mainly consist of cloud services payable to Tencent. As of December 31, 2025, we had amounts due from and prepayments to Tencent of RMB2 million (US$0.3 million). We had amounts due to Tencent of RMB61 million (US$9 million) as of December 31, 2025, which mainly consist of cloud services payable to Tencent.

Transactions with Brokerage Firms

We had related party transactions with brokerage firms in which we have significant influence. We had revenues from commission support services and platform and franchise services provided to those brokerage firms in the amount of RMB633 million, RMB498 million and RMB377 million (US$54 million) in 2023, 2024 and 2025, respectively. We incurred costs related to services from those brokerage firms in the amount of RMB853 million, RMB603 million and RMB319 million (US$46 million) in 2023, 2024 and 2025, respectively.

As of December 31, 2023, 2024 and 2025, the brokerage firms had amounts due to us of RMB21 million, RMB20 million and RMB21 million (US$3 million), respectively. As of December 31, 2023, 2024 and 2025, we had amounts due to the brokerage firms of RMB302 million, RMB271 million and RMB207 million (US$30 million), respectively.

Transaction with Beihaojia Business Investees

We had related party transactions with Beihaojia business equity investees, over which we have significant influence. We commenced recognition of agency services revenues from these Beihaojia business equity investees in 2025, which amounted to RMB74 million(US$11 million). We recognized interest income from loans provided to Beihaojia business investees in the amount of RMB2 million and RMB10 million (US$1 million) in 2024 and 2025, respectively.

As of December 31, 2024 and 2025, Beihaojia business investees had amounts due to us of RMB2 million and RMB36 million (US$5 million), respectively. As of December 31, 2024 and 2025, we had amounts due to Beihaojia business investees of nil and RMB4 million (US$0.6 million), respectively. We had short-term loan receivables from Beihaojia business investees of nil and RMB289 million (US$41 million) as of December 31, 2024 and 2025, respectively. We had long-term loan receivables from Beihaojia business investees of RMB109 million and RMB16 million (US$2 million) as of December 31, 2024 and 2025, respectively. We had short-term loan payable to Beihaojia business investees of nil and RMB498 million (US$71 million) as of December 31, 2024 and 2025, respectively. We had long-term loan payable to Beihaojia business investees of nil and RMB259 million (US$37 million) as of December 31, 2024 and 2025, respectively.

Transactions with Mrs. ZUO

On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with Mrs. ZUO, one of our principal shareholders. According to the Donation Agreement, Mrs. Zuo agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by us, or the Huaqiao Scholarship. We agreed to manage the Huaqiao Scholarship on behalf of Mrs. Zuo by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by Mrs. Zuo, who is responsible for overseeing the use of the donated fund. In July 2025, the above two parties signed another Donation Agreement worth RMB30 million. As of December 31, 2025, accumulated donation payment of RMB40 million was made by Mrs. Zuo under the aforementioned agreements, out of which payment of RMB10 million was made during the year ended December 31, 2025. As of December 31, 2025, RMB3.4 million of Huaqiao Scholarship has not been awarded.

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

Legal Proceedings

From time to time, we have been and will be involved in disputes and legal or administrative proceedings in the ordinary course of our business. On December 30, 2021, we and certain of our current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). This action was brought shortly after Muddy Waters Capital LLC announced on December 16, 2021, that it took a short position in our company as its research showed that our company overstated the number of agents and stores, its GTV, and its revenues. Plaintiff in this putative securities class action based its allegations mainly on the allegations in the report. Plaintiff alleged, in sum and substance, that our company’s disclosures were materially false and/or misleading because they: (i) inflated our company’s GTV; (ii) inflated our company’s revenues; and (iii) inflated the number of stores and agents using our company’s platform. The case was purportedly brought on behalf of a class of persons who allegedly suffered damages as a result of these alleged misstatements and omissions in our SEC filings and public disclosure documents, in violation of Sections 10(b) and 20(a) of the U.S. Securities Exchange Act of 1934, and Rule 10b-5 promulgated thereunder and Section 11, Section 12(a)(2) and Section 15 of the U.S. Securities Act of 1933. On February 26, 2024, the Court granted in part and denied in part defendants’ motion to dismiss, and plaintiff was granted leave to replead to address the complaint’s deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12(a)(2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company’s platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. On April 15, 2025, the parties notified the Court that they had reached a settlement in principle and requested a stay of all current deadlines pending the submission of the motion for preliminary approval of the settlement. On September 8, 2025, the parties executed a stipulation of settlement that resolves this action for US$4.95 million. The settlement does not constitute an admission or finding that the claims asserted in the lawsuit had any merit, and reflects the Company’s denial of any allegations of fault, liability, wrongdoing, or damages. On October 24, 2025, the Court granted preliminary approval of the settlement pending notice to the settlement class, and on February 27, 2026, the Court entered final approval of the settlement.

Dividend Policy

In August 2023, our board of directors approved a special cash dividend of US$0.057 per ordinary share, or US$0.171 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on September 15, 2023. The aggregate amount of the special cash dividend was approximately US$0.2 billion and was paid in September 2023 for holders of ordinary shares and in October 2023 for holders of ADSs. In March 2024, our board of directors approved a final cash dividend of US$0.117 per ordinary share, or US$0.351 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 5, 2024. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2024. In March 2025, our board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025. The aggregate amount of the final cash dividend was approximately US$0.4 billion and was paid in April 2025 for holders of ordinary shares and ADSs. In March 2026, our board of directors approved a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026. The aggregate amount of the final cash dividend was approximately US$0.3 billion and has been paid on April 21 and April 24, 2026 for holders of ordinary shares and ADSs, respectively.

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

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of the ADSs or Class A ordinary shares by a U.S. Holder (as defined below) that holds the ADSs or Class A ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended, or the Code. This discussion is based upon existing U.S. federal tax law, which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the IRS or a court will not take a contrary position. This discussion, moreover, does not address the U.S. federal estate, gift, Medicare, and any minimum tax considerations, or any state, local and non-U.S. tax considerations, relating to the ownership or disposition of the ADSs or Class A ordinary shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

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

Assuming that we are the owner of the consolidated VIEs and their subsidiaries for U.S. federal income tax purposes and based on the current and anticipated value of our assets and the composition of our income and assets, including goodwill and unbooked intangibles, we do not believe we were a PFIC for our taxable year ended December 31, 2025. No assurance can be given in this regard because the determination of whether we will be or become a PFIC is a factual determination made annually that will depend, in part, upon the composition of our income and assets and the value of our assets. Fluctuations in the market price of the Class A ordinary shares and ADSs may cause us to be or become a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and unbooked intangibles, may be determined by reference to the market price of the Class A ordinary shares and ADSs from time to time (which may be volatile). The market price of our Class A ordinary shares or the ADSs may continue to fluctuate considerably and, consequently, we cannot assure you of our PFIC status for any taxable year. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming a PFIC may substantially increase. Additionally, it is possible that the IRS may challenge our classification of certain items of income, assets and liabilities, which may result in our company being or becoming a PFIC.

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

Not applicable.

J.Annual Report to Security Holders

As a company listed on the Hong Kong Stock Exchange, we are required to publish an annual report for the fiscal year ended December 31, 2025 in accordance with Hong Kong Listing Rules, which we plan to furnish as an exhibit to a current report on Form 6-K via EDGAR to be filed on the same date of this annual report on Form 20-F. The Form 6-K or the exhibit is not incorporated by reference into and should not be considered a part of this annual report.

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

As of December 31, 2025, we had RMB-denominated cash and cash equivalents, restricted cash and short-term investments of RMB38.3 billion, and U.S. dollar-denominated cash and cash equivalents, restricted cash and short-term investments of US$2.4 billion. Assuming we had converted RMB38.3 billion into U.S. dollars at the exchange rate of RMB6.9931 for US$1.00 as of December 31, 2025, our U.S. dollar cash balance would have been US$7.9 billion. If the RMB had depreciated by 10% against the U.S. dollar, our U.S. dollar cash balance would have been US$7.3 billion instead.

Interest Rate Risk

Our exposure to interest rate risk primarily relates to the interest income generated by excess cash and interest expense related to loans. We held interest-bearing time deposits and wealth management products, which included in short-term and long-term investments. As of December 31, 2025, our bank loans were primarily denominated in RMB, among which approximately RMB86.0 million (US$12.3 million) were at fixed interest rates, and approximately RMB304.6 million (US$43.6 million) were at floating interest rates. We have not been exposed to material risks due to changes in market interest rates, and we have not used any derivative financial instruments to manage our interest risk exposure.

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

Fees and Other Payments Made by the Depositary to Us

From time to time, the depositary may make payments to us to reimburse us for costs and expenses generally arising out of establishment and maintenance of the ADS program, waive fees and expenses for services provided to us by the depositary or share revenue from the fees collected from ADS holders. In 2025, we received reimbursements of approximately US$18.8 million, after deduction of applicable U.S. taxes, from the depositary for our expenses incurred in connection with investor relationship programs related to the ADS facility.

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

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

Material Modifications to the Rights of Security Holders

None.

Item 15.    Controls and Procedures

Disclosure Controls and Procedures

As required by Rule 13a-15(b) under the Exchange Act, our senior management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our senior management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective in ensuring that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms, and that the information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management including our chief executive officer and chief financial officer assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Attestation Report of the Registered Public Accounting Firm

Our independent registered public accounting firm, PricewaterhouseCoopers Zhong Tian LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2025, as stated in its report, which appears on page F-2 of this annual report on Form 20-F.

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

	2024	2025

	US$ (in thousands)
Audit fees(1)	5,973	6,235
Tax fees(2)	367	762

Notes:

(1)	“Audit fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors for the audits of our annual financial statements and internal control over financial reporting, review of our quarterly and interim financial statements.
(2)	“Tax fees” means the aggregate fees in each of the fiscal years listed for professional services rendered by our principal auditors associated with certain permitted tax consulting service and transfer pricing service.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by PricewaterhouseCoopers Zhong Tian LLP, including audit services and tax services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In May and August 2022, our board of directors authorized a share repurchase program, under which we may repurchase up to US$1 billion of our Class A ordinary shares and/or ADSs in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period. On August 31, 2023, our board of directors approved modifications to the share repurchase program, pursuant to which the repurchase authorization was upsized to US$2 billion of our Class A ordinary shares and/or ADSs and extended until August 31, 2024. On August 12, 2024, our board of directors approved further modifications to the share repurchase program, pursuant to which the repurchase authorization has been further upsized to US$3 billion of our Class A ordinary shares and/or ADSs and extended until August 31, 2025. On August 26, 2025, our board of directors approved modifications to the existing share repurchase program, pursuant to which the repurchase authorization has been further increased from US$3 billion to US$5 billion and extended until August 31, 2028, subject to obtaining general unconditional mandate for the repurchase from the shareholders of our company at each of the next three annual general meetings to continue our share repurchase after the expiry of the existing share repurchase mandate granted by our annual general meeting held on June 27, 2025.

The table below is a summary of our repurchases, which were all conducted in the open market pursuant to the share repurchase program.

			Total Number of	Approximate Dollar Value
			ADSs Purchased as	of ADSs that May Yet Be
	Total Number of	Average Price	Part of the Publicly	Purchased Under the Program
Period	ADSs Purchased	Paid Per ADS (US$)	Announced Program	(US$, in millions)
January 2025	4,410,691	17.0039	113,555,799	3,300
March 2025	3,089,965	20.8499	116,645,764	3,235
April 2025	3,441,131	19.2406	120,086,895	3,169
May 2025	4,466,613	19.1408	124,553,508	3,084
June 2025	5,518,706	18.5787	130,072,214	2,981
July 2025	4,509,300	18.6059	134,581,514	2,897
August 2025	4,881,442	18.0504	139,462,956	2,809
September 2025	5,660,827	19.3410	145,123,783	2,699
October 2025	6,941,206	18.1601	152,064,989	2,573
November 2025	3,395,050	16.7717	155,460,039	2,516
December 2025	3,807,700	16.5313	159,267,739	2,454
Total	50,122,631	18.3768

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

We have invested heavily in data security and privacy protection as we attach paramount importance to the protection of the personal privacy of our users. Below are the schemes and measures we have adopted to assert our firm position in preventing any risks and threats that may jeopardize the confidentiality and integrity of our information systems or information on our systems:

●	We formulate comprehensive in-house policies to internalize the legal requirements on data privacy and information security and apply them across all our technology applications. These policies aim to establish data classification and grading standards, outline information security-related violation scenarios and associated responsibilities, and clarify investigation and review processes for violation cases. We earnestly enforce these policies. To begin with, we hold up to the overriding principle of data minimization, ensuring that only the minimum amount of data necessary for relevant services is collected and provided. Each data processing behavior is conducted with a specific processing purpose, and legal necessity serves as the criterion. This effectively limits the personal data we may hold that can ever be subject to the risks of leakage or misuse. We also make sure that users have access to and can control their personal information authorized for processing by us at any time and from anywhere. This function, aiming for openness and transparency, enables the customers to remain a defense line of their own personal data even after their information comes into our possession. Each year, we also conduct trainings on data privacy and information security for our employees and our suppliers. These training programs are tailored to different roles, such as products, development and customer service, to help ensure that compliance requirements are embedded across the full aspects of our operations.
●	We establish distinct and stringent requirements for user data usage management. We use data sourced from customers only for lawful and authorized usage and only retain them within the time limit and scope allowed by law. We have set up regulations to minimize the risks of data leakage or abuses for both internal and external data circulation. For example, mandatory approval from the data applicant, the data circulation management team, and the data owner is required for any data circulation, either inside or outside our organization. In terms of sharing data with our suppliers and third-party service vendors, we rigorously enforce the requirement through agreements that they comply with the legal requirements and our privacy policies when processing our user data. Suppliers for projects involving data (including but not limited to user personal information, employee personal information, business operation data, company management data, etc.) should complete our personal information protection impact assessment before entering into the cooperative contracts, which should be executed with a “data security commitment letter” at the same time. We also conduct period compliance reviews on our data processing activities, including spot checks and special audits, and implement remedial measures through a closed-loop management approach.
●	We deploy a variety of technical solutions to implement the aforementioned policies and identify and manage potential system vulnerabilities and risks. These measures include encryption, isolation, data masking, firewall, vulnerability scanning and log audit. For instance, we store and transmit all customer data in encrypted formats and have a team of professionals who are dedicated to the ongoing review and monitoring of data security practices. We maintain data access logs that record the attempted and successful access to our data and conduct automated monitoring and routine manual verification of large data requests.

●	We develop data security emergency response plan and establish a data security incident emergency working group. Sophisticated protocols have been set in place to deal with security incidents, including recording incident details, controlling the development of the situation, assessing the impact of the incident, notifying users, providing follow-up measures, and filling out the data security incident handling record. The Information Security and Data Compliance Committee described below has issued data security risk reporting standards and response procedures to all employees to strengthen their risk awareness and response capabilities. We also engaged third-party evaluation firms to conduct security test on our data security system and continued to improve the security level based on the feedback of the test. In 2025, we, with the assistance of third-party specialists, established a data security “blue army” and conducted two mock attack-defense exercises focusing on critical data leakage and compliance issues. By employing methods such as vulnerability exploitation, phishing, social engineering, nearby-source penetration, and intranet breakthroughs, we simulated defenses on sensitive data and core system assets, comprehensively enhancing our capabilities in data security defenses and emergency responsiveness.
●	We also require all external vendors involved in projects concerning data and information to complete our company’s Data Protection Impact Assessment (DPIA) process initiated for vendors before signing contracts, and to sign undertaking on data security.

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

2.4	Description of Securities (incorporated herein by reference to Exhibit 2.5 to the registration statement on our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.1	2018 Share Option Plan (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-240068), as amended, initially filed with the SEC on July 24, 2020)

4.2	2020 Share Incentive Plan, as amended in April 2022 (incorporated herein by reference to Exhibit 4.2 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.3	2022 Share Incentive Plan (incorporated herein by reference to Exhibit 4.3 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

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

English Translation of the Amended and Restated Framework Purchase Agreement by and among the Registrant, Shengdu Home Renovation Co., Ltd. and other parties dated April 11, 2022 (incorporated by reference to Exhibit 4.22 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 19, 2022)

4.23

English translation of the Equity Interest Pledge Agreement among Realsee (Tianjin) Technology Co., Ltd., Runizhishi and shareholders of Runzhishi dated May 12, 2022 (incorporated herein by reference to Exhibit 4.24 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.24

English translation of the Exclusive Business Cooperation Agreement between Realsee (Tianjin) Technology Co., Ltd. and Runizhishi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.25 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.25

English translation of the Exclusive Option Agreement among Realsee (Tianjin) Technology Co., Ltd., Runizhishi (Beijing) Technology Co., Ltd. and shareholders of Runizhishi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.26 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.26

English translation of the Equity Interest Pledge Agreement among Realsee (Tianjin) Technology Co., Ltd., Runikeshi (Beijing) Technology Co., Ltd. and shareholders of Runikeshi (Beijing) Technology Co., Ltd. dated November 22, 2024 (incorporated herein by reference to Exhibit 4.26 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 17, 2025)

4.27

English translation of the Exclusive Business Cooperation Agreement between Realsee (Tianjin) Technology Co., Ltd. and Runikeshi (Beijing) Technology Co., Ltd. dated May 12, 2022 (incorporated herein by reference to Exhibit 4.28 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 27, 2023)

4.28

English translation of the Exclusive Option Agreement among Realsee (Tianjin) Technology Co., Ltd., Runikeshi (Beijing) Technology Co., Ltd. and shareholders of Runikeshi (Beijing) Technology Co., Ltd. dated November 22, 2024 (incorporated herein by reference to Exhibit 4.28 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 17, 2025)

4.29

English translation of the Cloud Services and Technical Services Framework Agreement between the Registrant and Shenzhen Tencent Computer Systems Company Limited dated December 11, 2024 (incorporated herein by reference to Exhibit 4.29 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 17, 2025)

8.1*	List of Significant Subsidiaries and Variable Interest Entities of the Registrant

11.1

Amended and Restated Code of Business Conduct and Ethics of the Registrant (incorporated herein by reference to Exhibit 11.1 of our annual report on Form 20 - F (File No. 001 - 39436) filed with the SEC on April 27, 2023)

11.2

Second Amended and Restated Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading of the Registrant (incorporated herein by reference to Exhibit 11.2 of our annual report on Form 20-F (File No. 001-39436) filed with the SEC on April 17, 2025)

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

Date: April 24, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of KE Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of KE Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Revenue Recognition – New Home Transaction Services

As described in Note 2.22 to the consolidated financial statements, the Company generated revenues from new home transaction services principally by earning sales commissions from real estate developers for new home sales facilitated by the Company. The Company signed new home marketing service contracts with real estate developers in which the terms and conditions for sales commission earned are defined. The Company recognized sales commissions as revenues when the confirmations were received from real estate developers that terms and conditions for commissions earned were met or upon cash receipts of service fees if collection of the commissions was not considered probable. The Company recognized revenues from new home transaction services of RMB30.6 billion for the year ended December 31, 2025 as presented in the consolidated statements of comprehensive income.

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

Allowance for Credit Losses – Accounts Receivable from New Home Transaction Services

As described in Notes 2.11 and 7 to the consolidated financial statements, the Company had gross accounts receivable of RMB4.6 billion, for which an allowance for credit losses of RMB1.5 billion was recorded as of December 31, 2025. RMB3.6 billion of the Company’s gross accounts receivable was from new home transaction services with RMB1.2 billion allowance for credit losses was recorded as of December 31, 2025. The allowance is management’s estimate of expected credit losses after considering historical collection activity, the nature of the receivable, the current business environment and forecasts that may affect the customers’ ability to pay. Management estimated the allowance by segmenting accounts receivable from new home transaction services based on certain credit risk characteristics and determining an expected loss rate for each segmentation based on historical loss experience adjusted for judgments about the effects of relevant observable data including current and future economic conditions.

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

Goodwill Impairment Assessment — Home Renovation and Furnishing Reporting Unit

As described in Notes 2.16 and 13 to the consolidated financial statements, the Company’s goodwill balance was RMB4.7 billion as of December 31, 2025, and the goodwill associated with the home renovation and furnishing reporting unit was RMB3.2 billion. Management performed impairment tests to assess the carrying value of goodwill on an annual basis, and between annual tests if events or circumstances indicate that goodwill may be impaired. Management completed its annual goodwill impairment test as of December 31, 2025 and concluded that no impairment existed for the carrying value of the goodwill attributable to the home renovation and furnishing reporting unit. As of December 31, 2025, the fair value of the home renovation and furnishing unit exceeded its carrying value by 9.3%. Management used a discounted cash flow model to estimate the fair value of the home renovation and furnishing reporting unit. Management’s cash flow projections for home renovation and furnishing reporting unit included significant judgements and assumptions relating to revenue growth rates and discount rate. The estimated fair value of the home renovation and furnishing reporting unit is highly sensitive to changes in these assumptions.

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

April 24, 2026

We have served as the Company’s auditor since 2018.

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2024	2025	2025
				US$
		RMB	RMB	Note 2.6

ASSETS
Current assets:
Cash and cash equivalents	3	11,442,965	7,773,182	1,111,550
Restricted cash	3	8,858,449	8,170,605	1,168,381
Short‑term investments	4	41,317,700	39,579,961	5,659,859
Financing receivables, net of allowance for credit losses of RMB147,330 and RMB174,478 as of December 31, 2024 and 2025, respectively	8	2,835,527	1,353,682	193,574
Accounts receivable and contract assets, net of allowance for credit losses of RMB1,636,163 and RMB1,612,202 as of December 31, 2024 and 2025, respectively	7	5,497,989	3,936,976	562,980
Amounts due from and prepayments to related parties	25	379,218	409,867	58,610
Loan receivables from related parties	25	18,797	315,755	45,152
Inventories	5	1,609,876	2,854,034	408,121
Prepayments, receivables and other assets	6	4,642,824	3,726,128	532,829
Total current assets		76,603,345	68,120,190	9,741,056
Non‑current assets:
Property, plant and equipment, net	9	2,400,211	2,069,624	295,952
Right‑of‑use assets	11	23,366,879	19,144,129	2,737,574
Long‑term investments, net	12	23,790,106	20,148,524	2,881,201
Intangible assets, net	10	857,635	722,676	103,341
Goodwill	13	4,777,420	4,660,360	666,423
Long-term loan receivables from related parties	25	131,410	39,573	5,659
Other non‑current assets	6	1,222,277	1,763,102	252,121
Total non‑current assets		56,545,938	48,547,988	6,942,271
TOTAL ASSETS		133,149,283	116,668,178	16,683,327

LIABILITIES
Current liabilities
Accounts payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB66,266 and RMB57,987 as of December 31, 2024 and 2025, respectively)	15	9,492,629	6,052,129	865,443
Amounts due to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB322 and RMB463 as of December 31, 2024 and 2025, respectively)	25	391,446	348,467	49,830
Loan payable to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	25	—	497,939	71,204
Employee compensation and welfare payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB374,213 and RMB411,090 as of December 31, 2024 and 2025, respectively)		8,414,472	6,504,197	930,088
Customer deposits payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB4,141,792 and RMB3,369,240 as of December 31, 2024 and 2025, respectively)		6,078,623	4,157,248	594,479
Income taxes payable (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB35,277 and RMB34,984 as of December 31, 2024 and 2025, respectively)		1,028,735	702,607	100,471
Short-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	14	288,280	207,717	29,703
Lease liabilities current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB369 and RMB198 as of December 31, 2024 and 2025, respectively)	11	13,729,701	10,658,576	1,524,156
Contract liabilities and deferred revenue (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,785 and RMB2,990 as of December 31, 2024 and 2025, respectively)		6,051,867	5,690,293	813,701
Accrued expenses and other current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB210,085 and RMB109,199 as of December 31, 2024 and 2025, respectively)	16	7,268,505	7,588,077	1,085,080
Total current liabilities		52,744,258	42,407,250	6,064,155

KE Holdings Inc.

CONSOLIDATED BALANCE SHEETS (CONTINUED)

AS OF DECEMBER 31, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		As of December 31,
	Note	2024	2025	2025
				US$
		RMB	RMB	Note 2.6
Non‑current liabilities
Deferred tax liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB2,374 and RMB1,679 as of December 31, 2024 and 2025, respectively)	19	317,697	317,209	45,360
Lease liabilities non-current portion (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of RMB452 and RMB146 as of December 31, 2024 and 2025, respectively)	11	8,636,770	6,969,571	996,635
Long-term borrowings (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	14	—	182,917	26,157
Long-term loan payable to related parties (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)	25	—	259,249	37,072
Other non-current liabilities (including amounts of the consolidated VIEs without recourse to the primary beneficiaries of nil as of both December 31, 2024 and 2025)		2,563	2,148	307
Total non‑current liabilities		8,957,030	7,731,094	1,105,531
TOTAL LIABILITIES		61,701,288	50,138,344	7,169,686

Commitments and contingencies	26

SHAREHOLDERS’ EQUITY
KE Holdings Inc. shareholders’ equity:
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares as of both December 31, 2024 and 2025. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; and 145,413,446 and 139,447,770 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	21	461	450	64
Treasury shares		(949,410)	(848,433)	(121,324)
Additional paid‑in capital		72,460,562	64,802,176	9,266,588
Statutory reserves		926,972	1,054,872	150,845
Accumulated other comprehensive income		609,112	290,029	41,474
(Accumulated deficit) / Retained earnings		(1,723,881)	1,142,194	163,332
Total KE Holdings Inc. shareholders’ equity		71,323,816	66,441,288	9,500,979
Non‑controlling interests		124,179	88,546	12,662
TOTAL SHAREHOLDERS’ EQUITY		71,447,995	66,529,834	9,513,641
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		133,149,283	116,668,178	16,683,327
(1)

Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

		For the Year Ended December 31,
	Note	2023	2024	2025	2025
					US$
		RMB	RMB	RMB	Note 2.6
Net revenues:
Existing home transaction services (including revenues generated from related parties of RMB830,295, RMB644,130 and RMB464,327, for 2023, 2024 and 2025, respectively)		27,954,135	28,201,003	25,020,035	3,577,817
New home transaction services (including revenues generated from related parties of RMB2,713, RMB1,289 and RMB67,818, for 2023, 2024 and 2025, respectively)		30,575,778	33,653,403	30,597,319	4,375,358
Home renovation and furnishing (including revenues generated from related parties of RMB6,471, RMB7,360 and RMB3,174, for 2023, 2024 and 2025, respectively)		10,850,497	14,768,947	15,426,141	2,205,909
Home rental services (including revenues generated from related parties of RMB106, RMB1,815 and RMB29,818, for 2023, 2024 and 2025, respectively)		6,099,747	14,334,479	21,900,320	3,131,704
Emerging and other services (including revenues generated from related parties of RMB26,062, RMB22,573 and RMB23,357, for 2023, 2024 and 2025, respectively)		2,296,775	2,499,666	1,636,390	234,001
Total net revenues	2.22	77,776,932	93,457,498	94,580,205	13,524,789
Cost of revenues:
Commission‑split (including costs generated from related parties of RMB869,298, RMB601,193 and RMB331,521, for 2023, 2024 and 2025, respectively)		(20,419,577)	(22,766,957)	(20,873,405)	(2,984,857)
Commission and compensation‑internal		(17,015,927)	(18,903,786)	(17,656,184)	(2,524,801)
Cost of home renovation and furnishing (including costs generated from related parties of RMB176,824, RMB116,207 and RMB48,000, for 2023, 2024 and 2025, respectively)		(7,705,325)	(10,229,696)	(10,581,816)	(1,513,180)
Cost of home rental services (including costs generated from related parties of RMB9,042, RMB11,150 and RMB11,493, for 2023, 2024 and 2025, respectively)		(6,163,044)	(13,619,506)	(20,020,954)	(2,862,958)
Cost related to stores (including costs generated from related parties of RMB15,356, RMB7,594 and RMB5,410, for 2023, 2024 and 2025, respectively)		(2,872,093)	(2,854,988)	(2,851,831)	(407,806)
Others (including costs generated from related parties of RMB9,401, RMB13,496 and RMB6,697, for 2023, 2024 and 2025, respectively)		(1,882,952)	(2,138,510)	(2,383,938)	(340,898)
Total cost of revenues		(56,058,918)	(70,513,443)	(74,368,128)	(10,634,500)
Gross profit		21,718,014	22,944,055	20,212,077	2,890,289
Operating expenses:
Sales and marketing expenses (including expenses generated from related parties of RMB6,776, RMB21,001 and RMB9,113, for 2023, 2024 and 2025, respectively)		(6,654,178)	(7,783,341)	(7,328,909)	(1,048,020)
General and administrative expenses (including expenses generated from related parties of RMB15,732, RMB5,702 and RMB378, for 2023, 2024 and 2025, respectively)		(8,236,569)	(8,960,747)	(8,075,414)	(1,154,769)
Research and development expenses (including expenses generated from related parties of RMB92,080, RMB152,818 and RMB208,679, for 2023, 2024 and 2025, respectively)		(1,936,780)	(2,283,424)	(2,580,564)	(369,016)
Impairment of goodwill, intangible assets and other long-lived assets	9&10&13	(93,417)	(151,576)	(116,332)	(16,635)
Total operating expenses		(16,920,944)	(19,179,088)	(18,101,219)	(2,588,440)
Income from operations		4,797,070	3,764,967	2,110,858	301,849
Interest income, net (including income generated from related parties of RMB6,987, RMB7,010 and RMB11,895, for 2023, 2024 and 2025, respectively)	18	1,263,332	1,260,163	807,505	115,472
Share of results of equity investees		9,098	10,192	16,420	2,348
Impairment loss and provision related to equity investments accounted for using equity method	12	(10,369)	—	(103,662)	(14,823)
Fair value changes in investments, net		78,320	312,791	462,668	66,161
Impairment loss for equity investments accounted for using measurement alternative	12	(28,800)	(9,408)	(2,731)	(391)
Foreign currency exchange loss		(93,956)	(34,674)	(59,746)	(8,544)
Other income, net	17	1,869,300	1,566,038	1,445,791	206,745
Income before income tax expense		7,883,995	6,870,069	4,677,103	668,817
Income tax expense	19	(1,994,391)	(2,791,889)	(1,686,089)	(241,108)
Net income		5,889,604	4,078,180	2,991,014	427,709
Net loss (income) attributable to non‑controlling interests shareholders		(6,380)	(13,280)	2,961	423
Net income attributable to KE Holdings Inc.		5,883,224	4,064,900	2,993,975	428,132
Net income attributable to KE Holdings Inc.’s ordinary shareholders		5,883,224	4,064,900	2,993,975	428,132

Net income		5,889,604	4,078,180	2,991,014	427,709
Other comprehensive income (loss)
Currency translation adjustments		574,223	217,142	(429,040)	(61,352)
Unrealized gains on available-for-sale investments, net of reclassification		82,800	147,668	109,957	15,724
Total other comprehensive income (loss)		657,023	364,810	(319,083)	(45,628)
Total comprehensive income		6,546,627	4,442,990	2,671,931	382,081
Comprehensive loss (income) attributable to non‑controlling interests shareholders		(6,380)	(13,280)	2,961	423
Comprehensive income attributable to KE Holdings Inc.		6,540,247	4,429,710	2,674,892	382,504
Comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders		6,540,247	4,429,710	2,674,892	382,504

Weighted average number of ordinary shares used in computing net income per share, basic and diluted
— Basic	24	3,521,379,938	3,409,772,592	3,326,149,994	3,326,149,994
— Diluted	24	3,611,653,020	3,537,408,029	3,472,076,149	3,472,076,149
Net income per share attributable to ordinary shareholders
— Basic	24	1.67	1.19	0.90	0.13
— Diluted	24	1.63	1.15	0.86	0.12
Share‑based compensation expenses included in:	20
Cost of revenues		502,523	521,293	446,120	63,794
Sales and marketing expenses		180,465	197,320	181,877	26,008
General and administrative expenses		2,345,895	1,821,817	1,111,415	158,931
Research and development expenses		186,666	185,645	165,512	23,668

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2023

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	(loss) / income	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2023	3,538,205,792	487	(6,461,286)	(225,329)	80,302,956	660,817	(412,721)	(11,405,850)	68,920,360	134,078	69,054,438
Net income	—	—	—	—	—	—	—	5,883,224	5,883,224	6,380	5,889,604
Exercise of share options	17,029,713	3	—	—	—	—	—	—	3	—	3
Vesting of restricted share units	5,963,517	1	—	—	(1)	—	—	—	—	—	—
Vesting of restricted share	13,292,404	2	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	3,215,549	—	—	—	3,215,549	—	3,215,549
Repurchase of ordinary shares	—	—	(141,064,215)	(5,150,628)	—	—	—	—	(5,150,628)	—	(5,150,628)
Cancellation of ordinary shares	(123,459,369)	(18)	123,459,369	4,509,759	(4,509,741)	—	—	—	—	—	—
Surrender of ordinary shares	(37)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	150,290	—	(150,290)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	574,223	—	574,223	—	574,223
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	18,852	18,852
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	(2,109)	(2,109)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	71,447	—	71,447	—	71,447
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive loss	—	—	—	—	—	—	11,353	—	11,353	—	11,353
Dividend to shareholders	—	—	—	—	(1,425,707)	—	—	—	(1,425,707)	—	(1,425,707)
Liquidation of a subsidiary	—	—	—	—	—	—	—	—	—	(51,020)	(51,020)
Dividend of subsidiaries for non-controlling interest holder	—	—	—	—	—	—	—	—	—	(4,900)	(4,900)
Balance at December 31, 2023	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2024

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other			Non‑
			Treasury		paid‑in	Statutory	comprehensive	Accumulated		controlling	Total
	Ordinary shares		shares		capital	reserves	income	deficit	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1,2024	3,451,032,020	475	(24,066,132)	(866,198)	77,583,054	811,107	244,302	(5,672,916)	72,099,824	101,281	72,201,105
Net income	—	—	—	—	—	—	—	4,064,900	4,064,900	13,280	4,078,180
Exercise of share options	14,183,427	2	—	—	—	—	—	—	2	—	2
Vesting of restricted share units	22,936,809	3	—	—	(3)	—	—	—	—	—	—
Vesting of restricted share	13,297,108	2	—	—	(2)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	2,726,075	—	—	—	2,726,075	—	2,726,075
Repurchase of ordinary shares	—	—	(144,663,195)	(5,101,091)	—	—	—	—	(5,101,091)	—	(5,101,091)
Cancellation of ordinary shares	(147,784,335)	(21)	147,784,335	5,017,879	(5,017,858)	—	—	—	—	—	—
Surrender of ordinary shares	(2)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	115,865	—	(115,865)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	217,142	—	217,142	—	217,142
Acquisition of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	38,710	38,710
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	(29,092)	(29,092)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	147,668	—	147,668	—	147,668
Dividend to shareholders	—	—	—	—	(2,830,704)	—	—	—	(2,830,704)	—	(2,830,704)
Balance at December 31, 2024	3,353,665,027	461	(20,944,992)	(949,410)	72,460,562	926,972	609,112	(1,723,881)	71,323,816	124,179	71,447,995

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	Attributable to owners of KE Holdings Inc.
							Accumulated
					Additional		other	(Accumulated		Non‑
			Treasury		paid‑in	Statutory	comprehensive	deficit) / Retained		controlling	Total
	Ordinary shares		shares		capital	reserves	income	earnings	Total	interests	equity
	Shares	RMB	Shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1,2025	3,353,665,027	461	(20,944,992)	(949,410)	72,460,562	926,972	609,112	(1,723,881)	71,323,816	124,179	71,447,995
Net income	—	—	—	—	—	—	—	2,993,975	2,993,975	(2,961)	2,991,014
Exercise of share options	15,577,452	2	—	—	—	—	—	—	2	—	2
Vesting of restricted share units	28,080,498	4	—	—	(4)	—	—	—	—	—	—
Vesting of restricted share	26,726,342	4	—	—	(4)	—	—	—	—	—	—
Share-based compensation	—	—	—	—	1,904,924	—	—	—	1,904,924	—	1,904,924
Repurchase of ordinary shares	—	—	(150,367,893)	(6,581,195)	—	—	—	—	(6,581,195)	—	(6,581,195)
Cancellation of ordinary shares	(149,704,635)	(21)	149,704,635	6,682,172	(6,682,151)	—	—	—	—	—	—
Surrender of ordinary shares	(3)	—	—	—	—	—	—	—	—	—	—
Appropriation to statutory reserves	—	—	—	—	—	127,900	—	(127,900)	—	—	—
Currency translation adjustments	—	—	—	—	—	—	(429,040)	—	(429,040)	—	(429,040)
Capital injection by non-controlling interests	—	—	—	—	—	—	—	—	—	2,500	2,500
Disposal of subsidiaries with non-controlling interests	—	—	—	—	—	—	—	—	—	(25,646)	(25,646)
Unrealized gains on available-for-sale investments, before reclassification	—	—	—	—	—	—	107,828	—	107,828	—	107,828
Unrealized gains on available-for-sale investments, amounts reclassified from accumulated other comprehensive income	—	—	—	—	—	—	2,129	—	2,129	—	2,129
Dividend to shareholders	—	—	—	—	(2,881,151)	—	—	—	(2,881,151)	—	(2,881,151)
Liquidation of subsidiaries	—	—	—	—	—	—	—	—	—	(6,901)	(6,901)
Dividend of subsidiaries for non-controlling interest holder	—	—	—	—	—	—	—	—	—	(2,625)	(2,625)
Balance at December 31, 2025	3,274,344,681	450	(21,608,250)	(848,433)	64,802,176	1,054,872	290,029	1,142,194	66,441,288	88,546	66,529,834

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2023	2024	2025	2025
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from operating activities:
Net income	5,889,604	4,078,180	2,991,014	427,709
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation of property, plant and equipment	775,042	743,728	934,119	133,577
Amortization of intangible assets	627,146	268,684	138,260	19,771
Provision of allowance for expected credit losses	418,779	296,569	134,177	19,187
Impairment of goodwill, intangible assets and other long-lived assets	93,417	151,576	116,332	16,635
Impairment loss and provision related to equity investments accounted for using equity method	10,369	—	103,662	14,823
Impairment loss for equity investments accounted for using measurement alternative	28,800	9,408	2,731	391
Inventory impairment charge	—	—	7,326	1,048
Deferred tax expenses (benefits)	(328,579)	146,921	(252,956)	(36,172)
Share of results of equity investees	(9,098)	(10,192)	(16,420)	(2,348)
Dividend received from equity method investments	14,862	15,827	9,000	1,287
Fair value changes in investments	(78,320)	(312,791)	(146,389)	(20,934)
Investment and interest income	(1,413,018)	(252,967)	210,344	30,079
Foreign currency exchange loss (gain)	93,956	(339,280)	50,640	7,241
Loss on disposal of property, plant and equipment and intangible assets	629	30	137,482	19,660
Share‑based compensation expenses	3,215,549	2,726,075	1,904,924	272,401
Changes in assets and liabilities:
Accounts receivable and contract assets	834,677	(2,409,998)	1,482,558	212,003
Amounts due from and prepayments to related parties	(13,314)	42,445	(36,358)	(5,199)
Inventories	(176,650)	(1,305,668)	(1,251,484)	(178,960)
Prepayments, receivables and other assets	(706,659)	1,035,912	(1,006,223)	(143,888)
Right-of-use assets	(6,333,845)	(5,598,510)	4,213,226	602,483
Other non-current assets	(29,481)	(12,357)	(288,357)	(41,235)
Accounts payable	482,543	2,457,443	(3,344,006)	(478,186)
Amounts due to related parties	4,665	(38,904)	(43,451)	(6,213)
Employee compensation and welfare payable	(1,219,733)	268,693	(1,910,275)	(273,166)
Contract liabilities and deferred revenue	1,404,932	1,386,666	(361,575)	(51,705)
Lease liabilities	6,123,445	4,674,433	(4,728,546)	(676,173)
Accrued expenses and other current liabilities	1,548,334	1,092,547	900,203	128,726
Income taxes payable	156,278	330,167	(326,128)	(46,636)
Other liabilities	(86)	2,500	—	—
Net cash provided by (used in) operating activities	11,414,244	9,447,137	(376,170)	(53,794)

Cash flows from investing activities:
Purchases of time deposits and held-to-maturity debt investments	(14,513,592)	(24,012,427)	(8,853,194)	(1,265,990)
Maturities of time deposits and held-to-maturity debt investments	8,918,346	12,126,718	20,892,247	2,987,552
Purchases of available-for-sale debt investments	—	—	(441,384)	(63,117)
Sales and maturities of available-for-sale debt investments	1,392,881	—	548,592	78,448
Purchases of other long-term investments	(1,181,611)	(3,927,566)	(6,485,531)	(927,419)
Disposal of other long-term investments	338,678	132,689	18,467	2,641
Purchases of other short-term investments	(38,874,183)	(33,276,784)	(27,123,161)	(3,878,560)
Maturities of other short-term investments	41,465,679	42,609,517	27,281,924	3,901,263
Cash paid for business combinations, net of cash acquired	(9,893)	105,024	—	—
Proceeds from disposal of subsidiaries and long-lived assets	14,838	12,185	15,003	2,145
Purchases of property, plant and equipment, intangible assets and other long-lived assets	(873,990)	(1,037,179)	(607,727)	(86,904)
Financing receivables originated	(27,785,767)	(58,107,189)	(81,570,189)	(11,664,382)
Collections of financing receivables principal	27,112,807	56,592,404	83,024,884	11,872,401
Loans to related parties and others	(47,000)	(941,600)	(2,101,805)	(300,554)
Repayments of loans from related parties and others	65,367	346,183	1,296,201	185,354
Net cash provided by (used in) investing activities	(3,977,440)	(9,378,025)	5,894,327	842,878

KE Holdings Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2023, 2024 AND 2025

(All amounts in thousands, except for share and per share data, unless otherwise noted)

	For the Year Ended December 31,
	2023	2024	2025	2025
				US$
	RMB	RMB	RMB	Note 2.6
Cash flows from financing activities:
Repurchase of ordinary shares	(5,150,628)	(5,101,091)	(6,581,195)	(941,098)
Proceeds from issuance of ordinary shares upon exercise of share option	2	2	2	—
Proceeds from short‑term borrowings	426,634	606,033	1,025,272	146,612
Repayments of short‑term borrowings	(755,972)	(608,424)	(1,108,100)	(158,456)
Proceeds from long‑term borrowings	—	—	200,433	28,662
Repayments of long‑term borrowings	—	—	(17,516)	(2,505)
Proceeds from related party loans	—	—	982,600	140,510
Repayments of related party loans	—	—	(143,915)	(20,580)
Dividends paid to equity holders of the Company	(1,425,707)	(2,830,704)	(2,881,151)	(411,999)
Liquidation of subsidiaries	(51,020)	—	(6,901)	(987)
Dividends paid to non‑controlling shareholders of subsidiaries	(4,900)	—	(2,625)	(375)
Rental deposit paid on behalf of others	—	—	(133,797)	(19,133)
Rental deposit received on behalf of others	—	—	547,141	78,240
Change in customer deposits payable and other amounts collected and payable on behalf of others, net	(256,619)	2,139,549	(1,675,947)	(239,657)
Others	—	—	2,500	357
Net cash used in financing activities	(7,218,210)	(5,794,635)	(9,793,199)	(1,400,409)

Effect of exchange rate change on cash, cash equivalents and restricted cash	44,608	169,476	(82,585)	(11,807)

Net increase (decrease) in cash, cash equivalents and restricted cash	263,202	(5,556,047)	(4,357,627)	(623,132)

Cash, cash equivalents and restricted cash at the beginning of the year
Including:
Cash and cash equivalents at the beginning of the year	19,413,202	19,634,716	11,442,965	1,636,322
Restricted cash at the beginning of the year	6,181,057	6,222,745	8,858,449	1,266,741
Total	25,594,259	25,857,461	20,301,414	2,903,063

Cash, cash equivalents and restricted cash at the end of the year
Including:
Cash and cash equivalents at the end of the year	19,634,716	11,442,965	7,773,182	1,111,550
Restricted cash at the end of the year	6,222,745	8,858,449	8,170,605	1,168,381
Total	25,857,461	20,301,414	15,943,787	2,279,931

Cash, cash equivalents and restricted cash change during the year	263,202	(5,556,047)	(4,357,627)	(623,132)

Supplemental disclosures:
Cash paid for income taxes	(2,250,992)	(2,216,919)	(2,347,488)	(335,686)
Cash paid for interest	(17,479)	(12,466)	(6,947)	(993)
Non‑cash investing activities
Changes in accounts payable related to property, plant and equipment	(2,653)	(168,608)	95,314	13,630

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION

(a)Principal activities, subsidiaries and VIEs

KE Holdings Inc. (“the Company”) was incorporated in the Cayman Islands on July 6, 2018 under the Cayman Islands Companies Law as an exempted company with limited liability. The Company through its consolidated subsidiaries, variable interest entities (“VIEs”) and the subsidiaries of the VIEs (collectively, the “Group”), is principally engaged in operating a leading integrated online and offline platform for housing transactions and services in the People’s Republic of China (the “PRC” or “China”).

As of December 31, 2025, the details of the Company’s major subsidiaries and consolidated VIEs (inclusive of the VIEs’ subsidiaries) are as follows:

	Date of		Percentage of
	incorporation or	Place of	direct or indirect
Name	acquisition	incorporation	economic ownership
Subsidiaries
Beike Group (Cayman) Limited	August 6, 2018	Cayman Islands	100%
Beike Finance Holdings (Cayman) Limited	August 14, 2018	Cayman Islands	100%
Beike Fintech Holdings (Cayman) Limited	August 14, 2018	Cayman Islands	100%
Beike Investments (Cayman) Limited	August 6, 2018	Cayman Islands	100%
Shengdu Co., Ltd.	October 13, 2021	Cayman Islands	100%
Beike Investments (BVI) Limited	July 12, 2018	BVI	100%
Beike Group (BVI) Limited	July 12, 2018	BVI	100%
Beike Fintech Holdings (BVI) Limited	August 15, 2018	BVI	100%
Sharehome HK International Limited	December 16, 2016	Hong Kong	100%
Beike Kestone Holdings (Hong Kong) Limited	August 13, 2018	Hong Kong	100%
Shengdu (Hong Kong) Company Limited	November 8, 2021	Hong Kong	100%
Shanghai Beike Investment Holdings Group Co., Ltd.	June 6, 2019	PRC	100%
Beixi (Tianjin) Technology Co., Ltd.	November 21, 2019	PRC	100%
Beike (Tianjin) Investment Co., Ltd.	September 29, 2018	PRC	100%
Beihan (Tianjin) Technology Co., Ltd.	November 27, 2019	PRC	100%
Lianjia (Tianjin) Enterprise Management Co., Ltd.	August 13, 2018	PRC	100%
Beijing Lianjia Zhidi Real Estate Brokerage Co., Ltd.	July 25, 2005	PRC	100%
Beijing Lianjia Gaoce Real Estate Brokerage Co., Ltd.	September 20, 2016	PRC	100%
Beijing Haichuan Xingye Real Estate Management Consulting Co., Ltd.	April 19, 2007	PRC	100%
Deyou Real Estate Agency Co., Ltd.	September 5, 2002	PRC	100%
Shanghai Xiaoheng Internet Technology Co., Ltd.	October 30, 2017	PRC	100%
Shanghai Deyou Property Consulting Co., Ltd.	April 16, 2014	PRC	100%
Sichuan Lianjia Real Estate Brokerage Co., Ltd.	December 30, 2009	PRC	100%
Ningbo Fangjianghu Internet Technology Co., Ltd.	July 17, 2018	PRC	100%
Tianjin Haibei Information Technology Co., Ltd.	September 14, 2018	PRC	100%
Beike Zhaofang (Beijing) Technology Co., Ltd.	August 3, 2015	PRC	100%
Beike Zhaofang Technology Co., Ltd.	November 21, 2017	PRC	100%
Beike Technology Co., Ltd.	June 28, 2017	PRC	100%
Shanghai Haibi Technology Co., Ltd.	October 25, 2018	PRC	100%
Deyou (Tianjin) Real Estate Brokerage Service Co., Ltd.	October 16, 2017	PRC	100%
Shanghai Huibeiju Technology Co., Ltd.	October 27, 2022	PRC	100%
Shanghai Chenhaibei Internet Technology Co., Ltd.	January 16, 2020	PRC	100%
Beijing Beike Jiaju Technology Co., Ltd.	September 28, 2016	PRC	100%
Qingdao Shengjia Huazhang Enterprise Management Co., Ltd.	December 9, 2021	PRC	100%
Beike Meijia Technology (Zhejiang) Co., Ltd.	November 21, 2022	PRC	100%
Beijing Beiwoo Decoration Co., Ltd.	January 5, 2022	PRC	100%
Shengdu Home Renovation Co., Ltd.	April 20, 2022	PRC	100%
Beijing Meichen Information Consulting Co., Ltd.	September 6, 2016	PRC	100%
Beijing Xinfu Housing Rental Co., Ltd.	September 5, 2013	PRC	100%
Tianjin Haibei Technology Service Co., Ltd.	July 14, 2017	PRC	100%
Beike Meijia Zhijia Technology (Zhejiang) Co., Ltd.	June 24, 2024	PRC	100%
Shanghai Shengyi Investment Management Co., Ltd.	November 28, 2013	PRC	100%
Beike Meijia Supply Chain Management (Zhejiang) Co., Ltd.	December 29, 2022	PRC	100%
Beike Shengdu (Zhejiang) Architectural Decoration Engineering Co., Ltd.	July 31, 2017	PRC	100%
Consolidated VIEs
Beijing Lianjia Real Estate Brokerage Co., Ltd. (“Beijing Lianjia”) (i)	September 30, 2001	PRC	100%
Beijing Yiju Taihe Technology Co., Ltd. (“Yiju Taihe”)	July 23, 2010	PRC	100%
Tianjin Xiaowu Information & Technology Co., Ltd. (“Tianjin Xiaowu”)	November 14, 2017	PRC	100%
Subsidiaries of VIEs
Beijing Zhongrongxin Financing Guarantee Co., Ltd.	November 10, 2006	PRC	100%
Beijing Ehomepay Technologies Co., Ltd.	August 8, 2013	PRC	100%
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

(b)VIE Companies

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

The following is a summary of the contractual agreements (collectively, “Contractual Agreements”) that the Group, through its subsidiaries, entered into with the VIEs and their Nominee Shareholders:

i)Contractual Agreements with VIEs

Power of Attorney

Pursuant to the power of attorney agreements among the Company’s wholly-owned PRC subsidiaries (collectively, “WFOEs”), the VIEs and their respective Nominee Shareholders, each Nominee Shareholder of the VIEs irrevocably undertakes to appoint the WFOE, or a PRC citizen designated by the WFOE as the attorney-in-fact to exercise all of the rights as a shareholder of the VIEs, including, but not limited to, the right to convene and attend shareholders’ meeting, vote on any resolution that requires a shareholder vote, such as appoint or remove directors and other senior management, and other voting rights pursuant to the articles of association (subject to the amendments) of the VIEs. Each power of attorney agreement is irrevocable and remains in effect as long as the Nominee Shareholder continues to be a shareholder of the VIEs.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

(b)VIE Companies (Continued)

Exclusive Option Agreements

Pursuant to the exclusive option agreements among the WFOEs, the VIEs and their respective Nominee Shareholders, the Nominee Shareholders of the VIEs irrevocably grant the respective WFOEs an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted under PRC law, all or part of their equity interests in the VIEs (except for 3.03% of Beijing Lianjia’s equity interests pledged to a third party as of December 31, 2018, while the pledge was removed in December 2019 and all equity interests were subject to the exclusive option agreements).The purchase price with respect to the equity interests in Tianjin Xiaowu shall be the amount of paid-in capital or the lowest price permitted by applicable PRC law, and the purchase price with respect to the equity interests in other VIEs shall be the higher of RMB1 or the lowest price permitted by applicable PRC law. The shareholders of the VIEs further undertake to pay to the WFOEs any dividends and other distributions they receive in relation to the equity interests they held in the VIEs, to the extent permitted by PRC law. The shareholders of the VIEs undertake that, without prior written consent of the WFOEs, they will not create any pledge or encumbrance on their equity interests in the VIEs, approve any transfer or in any manner disposal of their equity interests, or any disposition of any assets of the VIEs (other than limited exceptions). The shareholders of each of the VIEs agree, among other things, without prior written consent of the WFOEs, not to cause the relevant VIEs to merge with any other entities, increase or decrease its registered capital, declare or distribute dividends, amend its articles of association, enter into any material contract (other than those occurring in the ordinary course of business), appoint or remove its directors, supervisors or other management, be liquidated or dissolved (unless mandated by PRC laws), lend or borrow money (except for payables incurred in the ordinary course of business other than through loans) or undertake any actions that may adversely affect the VIEs’ operating status and asset value. These agreements will remain effective until all of the equity interests of the relevant VIEs have been transferred to the WFOEs and/or their designated person. Jinbei (Tianjin) Technology Co., Ltd. has the unilateral right to terminate the agreement with Tianjin Xiaowu.

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

(b)VIE Companies (Continued)

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

(b)VIE Companies (Continued)

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

Summary of Financial Information of the VIEs

In accordance with VIE Contractual Agreements, the Company (1) could exercise all shareholder’s rights of the VIEs and has power to direct the activities that most significantly affects the economic performance of the VIEs, and (2) receive the economic benefits of the VIEs that could be significant to the VIEs. Accordingly, the Company is considered as ultimate primary beneficiary of the VIEs and has consolidated the VIEs’ financial results of operations, assets and liabilities in the Company’s consolidated financial statements. Therefore, the Company considers that there are no assets in the VIEs that can be used only to settle obligations of the VIEs, except for the registered capital of the VIEs amounting to approximately RMB2.7 billion and RMB2.6 billion as of December 31, 2024 and 2025, respectively, as well as certain non-distributable statutory reserves amounting to approximately RMB193.8 million and RMB231.9 million as of December 31, 2024 and 2025, respectively. As the VIEs are incorporated as limited liability companies under the PRC Company Law, creditors do not have recourse to the general credit of the Company for the liabilities of the VIEs. There is currently no contractual arrangement that would require the Company to provide additional financial support to the VIEs. As the Group is conducting certain businesses in the PRC through the VIEs, the Group may provide additional financial support on a discretionary basis in the future, which could expose the Group to a loss.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

Summary of Financial Information of the VIEs (Continued)

The following table sets forth the assets, liabilities, results of operations and changes in cash, cash equivalents and restricted cash of the consolidated VIEs (inclusive of the VIEs’ subsidiaries, and the consolidated trusts as discussed in Note 2.12) taken as a whole, which were included in the Group’s consolidated financial statements with intercompany transactions and balances eliminated. The following disclosures present the financial positions of the businesses that currently constitute the VIE entities as of December 31, 2024 and 2025 and the operation results for the years ended December 31, 2023, 2024 and 2025.

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	1,739,264	1,201,262
Restricted cash	5,202,757	5,605,542
Short‑term investments	—	593,183
Financing receivables, net	2,812,597	1,353,682
Accounts receivable, net	31,061	37,795
Amounts due from and prepayments to related parties	335,704	338,044
Prepayments, receivables and other assets	188,222	179,706
Amounts due from non‑VIE subsidiaries of the Group	1,584,119	1,718,105
Total current assets	11,893,724	11,027,319
Non-current assets
Property and equipment, net	65,468	58,878
Right‑of‑use assets	650	485
Long‑term investments, net	2,436,087	2,599,369
Intangible assets, net	19,782	13,463
Goodwill	7,522	7,522
Other non‑current assets	44,594	124,813
Total non‑current assets	2,574,103	2,804,530
TOTAL ASSETS	14,467,827	13,831,849

LIABILITIES
Current liabilities
Accounts payable	66,266	57,987
Amounts due to related parties	322	463
Employee compensation and welfare payable	374,213	411,090
Customer deposits payable	4,141,792	3,369,240
Income taxes payable	35,277	34,984
Lease liabilities current portion	369	198
Contract liabilities and deferred revenue	2,785	2,990
Accrued expenses and other current liabilities	210,085	109,199
Amounts due to non‑VIE subsidiaries of the Group	6,888,426	6,911,139
Total current liabilities	11,719,535	10,897,290
Non-current liabilities
Deferred tax liabilities	2,374	1,679
Lease liabilities non‑current portion	452	146
Total non‑current liabilities	2,826	1,825
TOTAL LIABILITIES	11,722,361	10,899,115

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION (Continued)

Summary of Financial Information of the VIEs (Continued)

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Total net revenues from third party	595,498	764,160	891,657
Total net revenues from non-VIE subsidiaries of the Group	263,430	363,013	415,938
Total net revenues	858,928	1,127,173	1,307,595
Net income	194,948	252,990	187,269

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Net cash provided by operating activities	1,890,990	2,893,547	314,122
Net cash provided by (used in) investing activities	(193,772)	(3,791,134)	762,889
Net cash provided by (used in) financing activities	(1,212,136)	1,673,754	(1,212,228)
Net increase (decrease) in cash, cash equivalents and restricted cash	485,082	776,167	(135,217)

2. SIGNIFICANT ACCOUNTING POLICIES

2.1 (a) Impact of newly adopted accounting pronouncement

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740) - Improvements to Income Tax Disclosures, which enhances the disaggregation of income tax disclosures. The ASU requires public entities to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold equal to or greater than 5%. Public entities are required to provide an explanation of certain rate reconciling items if not otherwise evident, such as the nature, causes and judgement used to categorize the item. The ASU also requires disclosure of income taxes paid (net of refund received) detailed by federal, state/local and foreign, and amounts paid to individual jurisdictions that are equal or greater than 5% of total income taxes paid. The Group adopted this ASU on a prospective basis effective January 1, 2025. Refer to Note 19 Taxation for the inclusion of new disclosures required.

2.1 (b) Recently issued accounting pronouncements not yet adopted

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.1 (b) Recently issued accounting pronouncements not yet adopted (Continued)

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326) Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides (1) all entities with a practical expedient and (2) entities other than public business entities with an accounting policy election when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. The standard is effective for interim and annual periods beginning after December 15, 2025. Early adoption is permitted in both interim and annual reporting periods in which financial statements have not yet been issued or made available for issuance. The Group is currently evaluating the impact of adopting ASU 2025-05.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The ASU simplifies the capitalization guidance by removing all references to prescriptive and sequential software development stages (referred to as “project stages”) throughout ASC 350-40. The ASU is effective for annual periods beginning after December 15, 2027, and interim periods within those fiscal years. Adoption of this ASU can be applied prospectively for reporting periods after its effective date; or follow a modified transition approach that is based on the status of the respective projects and whether software costs were capitalized before the date of adoption; or retrospectively to any or all prior periods presented in the consolidated financial statements. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In October 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities, which establishes the accounting for business entities on the recognition, measurement, presentation, and disclosure of government grants. The ASU is effective for public entities for fiscal years beginning after December 15, 2028, and interim periods for fiscal years beginning after December 15, 2029. The Group is assessing the impact of adopting this standard on its financial statements and disclosures.

In December 2025, the FASB issued ASU No. 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. The ASU clarifies interim disclosure requirements and the applicability of Topic 270. The objective of the amendments is to provide further clarity about the current interim disclosure requirements. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Adoption of this ASU can be applied either a prospective or a retrospective approach. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

In December 2025, the FASB issued ASU No. 2025-12, Codification Improvements. The ASU addresses thirty-three items, representing the changes to the Codification that (1) clarify, (2) correct errors, or (3) make minor improvements. Generally, the amendments in this Update are not intended to result in significant changes for most entities. The ASU is effective for interim reporting periods within annual reporting periods beginning after December 15, 2026. The adoption method of this ASU may vary, on an issue-by-issue basis. Early adoption is permitted. The Group is currently evaluating the provisions of this ASU and does not expect this ASU to have a material impact on our consolidated financial statements.

2.2 Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Group in the preparation of its accompanying consolidated financial statements are summarized below.

Changes in Presentation

Prior period balances have been adjusted to present “Inventories” as a separate line item distinct from “Prepayments, receivables and other assets” on the Company’s Consolidated Balance Sheets to conform to the current period presentation.

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

All transactions and balances between the Company, its subsidiaries, consolidated VIEs (inclusive of VIEs’ subsidiaries) have been eliminated upon consolidation. The results of subsidiaries and VIEs acquired or disposed of during the year are recorded in the consolidated statements of comprehensive income from the effective dates of acquisition or up to the effective dates of disposal, as appropriate.

2.4 Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date, and the reported revenues and expenses during the reporting periods in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the Group’s consolidated financial statements include, but are not limited to (i) revenue recognition, (ii) provision for credit losses of accounts receivable, financing receivables and other receivables, (iii) assessment for impairment of long-lived assets, intangible assets and goodwill, (iv) valuation and recognition of share-based compensation expenses, (v) useful lives of property, plant and equipment and intangible assets, (vi) fair value of short-term and long-term investments, (vii) incremental borrowing rate used to account for leases, (viii) provision for income tax and valuation allowance for deferred tax assets, (ix) liabilities related to employee welfare benefits, and (x) impairment of inventories. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

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

Transactions denominated in other than the functional currencies are re-measured into the functional currency of the entity at the exchange rates prevailing on the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into the functional currency using the applicable exchange rates at the balance sheet dates. Net gains and losses resulting from foreign exchange transactions are included in foreign currency exchange loss in the consolidated statements of comprehensive income.

The financial statements of the Group are translated from the functional currencies into RMB. Assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates at the balance sheet date. Equity accounts other than earnings generated in current period are translated into RMB at the appropriate historical rates. Revenues, expenses, gain and loss are translated into RMB using the periodic average exchange rates. Translation differences are recorded as currency translation adjustments as a component of other comprehensive income (loss) in the consolidated statements of comprehensive income.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.6 Convenience translation

Translations of the consolidated balance sheets, the consolidated statements of comprehensive income and the consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2025 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.9931, representing the index rates stipulated by the Federal Reserve Board using the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on December 31, 2025. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2025, or at any other rate.

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

The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s agency, guarantee, property development business and financing services; 3) funds received from pre-sale proceeds of real estate properties under development, which are placed with banks in escrow accounts; and 4) other miscellaneous restricted cash.

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

Time deposits placed with banks are measured at amortized cost with interest income recognized using the effective interest method on the consolidated statements of comprehensive income.

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

Held-to-maturity debt investments include debt securities issued by financial institutions for which the Group has the positive intent and ability to hold those securities to maturity. The Group accounts for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to earnings in the consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2024 and 2025, the allowance for credit losses provided for the held-to-maturity debt investments held by the Group was insignificant.

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

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326, Financial Instruments – Credit Losses (“ASC 326”). Under ASC 326, at each reporting period, available-for-sale debt securities are evaluated at the individual security level to determine whether there is a decline in the fair value below its amortized cost basis (an impairment). In circumstances where the Group intends to sell, or is more-likely-than-not required to sell, the security before it recovers its amortized cost basis, the difference between fair value and amortized cost is recognized as a loss in the consolidated statements of operations, with a corresponding write-down of the security’s amortized cost. In circumstances where neither condition exists, the Group then evaluates whether a decline is due to credit-related factors. The factors considered in determining whether a credit loss exists can include the extent to which fair value is less than the amortized cost basis, changes in the credit quality of the underlying loan obligors, credit ratings actions, as well as other factors. To determine the portion of a decline in fair value that is credit-related, we compare the present value of the expected cash flows of the security discounted at the security’s effective interest rate to the amortized cost basis of the security. A credit-related impairment is limited to the difference between fair value and amortized cost, and recognized as an allowance for credit loss on the consolidated balance sheets with a corresponding adjustment to net income. Any remaining decline in fair value that is non-credit related is recognized in other comprehensive income (loss), net of tax. Improvements in expected cash flows due to improvements in credit are recognized through reversal of the credit loss and corresponding reduction in the allowance for credit loss. As of December 31, 2024 and 2025, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

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

Financing receivables from micro-loan platforms

The Group also offers micro loans to borrowers via micro-loan platforms. The loans offered mainly include: 1) installment loans for home renovation and furnishing to property owners; 2) loans provided to external small property agents; and 3) loans provided to other individuals. As the Group undertakes substantially all the risks and rewards, the micro loans are recognized as financing receivables on the consolidated balance sheets.

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

Accrued interest receivable

Accrued interest income on financing receivables is calculated based on the effective interest rate of the loan and recorded as interest income as earned. The outstanding principal balance of loans which has not been collected prior to the contractual maturity date is considered to be past due. When a financing receivable reaches 1 day past due, it is placed on non-accrual status, and the Group stops accruing interest of the financing receivables as of such date. The accrued but unpaid interest as of such date is not reversed. The Group assesses the collectability of accrued interest together with the unpaid principal amount and provides reserves. Cash receipt of non-accrual financing receivables would be first applied to any unpaid principal, late payment fees, if any, before recognizing interest income. The Group does not resume accrual of interest after a loan has been placed on non-accrual basis. For the years ended December 31, 2023, 2024 and 2025, the amount of interest income recognized on non-accrual financial assets was insignificant.

2.13 Inventories

Inventories mainly consist of inventories of properties related to the Group’s Beihaojia business and inventories of home renovation and furnishing business.

Inventories of properties

Inventories of properties are stated at cost and include properties under development which are intended to be sold upon completion of development and completed properties held for sale, which are classified as current assets.

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

Properties under development are transferred to properties held for sale upon completion. Properties held for sale are classified as inventories until delivered and accepted by customer.

The Group transfers a property from property held for sale to property, plant and equipment when there is a change in use to hold the property to earn rentals rather than for sale in the ordinary course of business, which is evidenced by the inception of an operating lease to another party.

Other inventories

Other inventories mainly consist of materials used for home renovation, as well as furniture, electronic and home appliances products and VR equipment for sale. Other inventories are valued at the lower of cost or net realizable value. The Group had an inventory allowance of RMB8.7 million as of December 31, 2025.

2.14 Property, plant and equipment, net

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is computed based upon the usage of the asset, which is approximated using a straight-line method over the estimated useful lives of the assets, which ranges as follows:

•	Office building	20 - 40 years
•	Vehicles	4 years
•	Computer equipment	3 - 5 years
•	Furniture and office equipment	3 - 5 years
•	Leasehold improvement	lesser of the term of the lease or the estimated useful lives of the assets

Expenditures for maintenance and repairs are expensed as incurred. The gain or loss on the disposal of property, plant and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in “Other income, net”, in the consolidated statements of comprehensive income.

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

2.17 Long-term investments

(i)Equity investments accounted for using equity method

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

Under the equity method, the Group initially records its investment at cost. The difference between the cost of the equity investment and the amount of the underlying equity in the net assets of the equity investee is recognized as equity method goodwill or as an intangible asset as appropriate. The Group subsequently adjusts the carrying amount of the investment to recognize the Group’s proportionate share of each equity investee’s net income or loss into the consolidated statements of comprehensive income after the date of acquisition. When the Group’s share of losses in the equity investee equals or exceeds its interest in the equity investee, the Group does not recognize further losses, unless the Group has incurred obligations or made payments or guarantees on behalf of the equity investee, or the Group holds other investments in the equity investee.

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

The fair value determination, particularly for investments in early stage privately held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and the determination of whether any identified impairment is other-than-temporary. If any impairment is considered other-than-temporary, the Group writes down the investment to its fair value and takes the corresponding charge to the consolidated statements of comprehensive income.

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

For wealth management products with variable interest rates referenced to performance of underlying assets and with original maturities greater than one year, the Group elected the fair value method at the date of initial recognition and carries these investments at fair value in accordance with ASC 825, Financial Instruments (“ASC 825”). Changes in the fair value of these investments are reflected on the consolidated statements of comprehensive income as fair value changes in investments, net. Fair value is estimated based on quoted prices of similar products provided by financial institutions at the end of each reporting period.

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

The Group measures investments in equity securities, other than equity method investments, at fair value through earnings. For those investments without readily determinable fair value and do not qualify for NAV practical expedient, the Group may elect to record these investments at cost, less impairment, and plus or minus subsequent adjustments for observable price changes, in accordance with ASU No. 2016-01. Under this measurement alternative, changes in the carrying value of the equity investment will be required to be made whenever there are observable price changes in orderly transactions for the identical or similar investment of the same issuer. For those equity investments that the Group elects to use the measurement alternative, the Group makes a qualitative assessment of whether the investment is impaired at each reporting date. If a qualitative assessment indicates that the investment is impaired, the Group has to estimate the investment’s fair value in accordance with the principles of ASC 820. If the fair value is less than the investment’s carrying value, the Group recognizes an impairment loss in net income equal to the difference between the carrying value and fair value.

(iv)Long-term time deposits

Long-term time deposits represent time deposits placed with banks with maturities more than one year. The Group accounts for the long-term time deposits at amortized cost less allowance for credit losses.

(v)Held-to-maturity debt investments

Long-term held-to-maturity debt investments include debt securities issued by financial institutions with maturities of greater than one year and for which the Group has the positive intent and ability to hold those securities to maturity. The Group accounts for the held-to-maturity debt investments at amortized cost less allowance for credit losses.

The allowance for credit losses of the held-to-maturity debt investments reflects the Group’s estimated expected losses over the contractual lives of the held-to-maturity debt investments and is charged to earnings in the consolidated statements of comprehensive income. Estimated allowances for credit losses are determined by considering reasonable and supportable forecasts of future economic conditions in addition to information about past events and current conditions. As of December 31, 2024 and 2025, the allowance for credit losses provided for the held-to-maturity debt securities held by the Group was insignificant.

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

The allowance for credit losses on available-for-sale debt securities is accounted for in accordance with ASC 326. For details, please refer to Note 2.10. As of December 31, 2024 and 2025, the allowance for credit losses provided for the available-for-sale debt securities held by the Group was insignificant.

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

Self-used land use rights represent lease prepayments to the local government authorities. These land use rights are identified as operating lease right-of-use assets in the Group’s consolidated balance sheets and are amortized on a straight-line basis over the shorter of the estimated useful life, generally from 40 to 47 years, or the terms of the agreements.

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

(c)The Group as a lessor

The Group is entrusted by landlords to manage the properties and then lease them to tenants. Leases for which the Group is a lessor are classified as operating leases. The contract term with tenants is normally one year or more.

Rental income which is derived from the Group’s ordinary course of business is presented as home rental revenue. Rental income is recognized in profit or loss on a straight-line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are deferred at the lease commencement date and recognized as a prepaid asset. Such costs are recognized as an expense on a straight-line basis over the lease term.

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

2.20 Treasury shares

The Group accounts for treasury shares using the cost method. Under this method, the cost incurred to purchase the shares is recorded in “Treasury shares” on the consolidated balance sheets. At retirement of the treasury shares, the ordinary shares account is charged only for the aggregate par value of the shares. The excess of the acquisition cost of treasury shares over the aggregate par value is allocated between additional paid-in capital and retained earnings, with payments in excess of our additional paid-in capital balance recorded as a reduction to retained earnings.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.21 Statutory reserves

In 2025, the Group’s WFOEs amended their Articles of Association in accordance with The Foreign Investment Law of the PRC (the “Foreign Investment Law”), the Implementation Regulations of the Foreign Investment Law, and the Company Law of the PRC (the “Company Law”). Pursuant to the Circular on the Relevant Accounting Treatment following the Implementation of the Company Law and the Foreign Investment Law and the amended Company’s Articles of Association, the Group’s WFOEs no longer accrue general reserve fund, enterprise expansion fund and staff bonus and welfare fund since January 1, 2025. Instead, the WFOEs shall appropriate 10% of their annual net profit to the statutory surplus reserve. Appropriation may cease once the statutory surplus reserve exceeds 50% of the registered capital. Subject to approval from the relevant authorities, the statutory surplus reserve may be used to offset losses or increase paid-in capital. For the year ended December 31, 2025, profit appropriation to statutory surplus reserve was approximately RMB84.4 million.

Balances of the general reserve fund and enterprise expansion fund should be reclassified to statutory surplus reserve and discretionary surplus reserve, respectively. The staff bonus and welfare fund balance continues to be used for its original purposes.

In addition, in accordance with the PRC Company Laws, the consolidated VIEs (inclusive of VIEs’ subsidiaries) incorporated in PRC are required to make appropriations on an annual basis from their after tax profits to non-distributable reserve funds including statutory surplus fund and discretionary surplus fund. The appropriation to the statutory surplus fund must be 10% of the after tax profits as determined under PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

The use of the general reserve fund, enterprise expansion fund, statutory surplus fund and discretionary surplus fund is restricted to offsetting losses or increasing the registered capital of the respective company. The staff bonus and welfare fund is a liability in nature and is restricted to fund payments of special bonus to employees and for the collective welfare of all employees. None of these reserves is allowed to be transferred to the company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

For the years ended December 31, 2023, 2024 and 2025, profit appropriation to general reserve fund and statutory surplus fund for the Group’s entities incorporated in the PRC was approximately RMB150.3 million, RMB115.9 million and RMB127.9 million, respectively. No appropriation to other reserve funds was made for any of the periods presented.

2.22 Revenue recognition

The Group recognizes revenue under ASC 606, Revenue from Contracts with Customers (“ASC 606”), according to which, revenues from contracts with customers are recognized when control of the promised goods or services is transferred to the Group’s customers in an amount that reflects the consideration the Group expects to be entitled to in exchange for those goods or services, after considering reductions by estimates for refund allowances, price concessions, discounts and Value Added Tax (“VAT”).

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

Home rental services

Original model

The Group is entrusted by landlords to manage the properties and then lease them to tenants. The lease contracts with tenants are classified as operating leases and the lease payments from its tenants are recognized as rental income and presented as revenue in accordance with ASC 842. Please refer to rental income recognition policy in Note 2.18 Leases – (c) The Group as a lessor.

The Group also provides rental-related services, which mainly include maintenance, appliance repair, etc. The rental-related services’ revenue is recognized on a straight-line basis during the period of the lease term as the tenants simultaneously receive and consume the benefits in relation to the services provided by the Group.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.22 Revenue recognition (Continued)

Home rental services (Continued)

New Model

Effective in January 2025, the Group implemented a new business model for home rental services, under which the Group does not obtain control of the property before the property is delivered to the tenant and revenue is recognized in accordance with ASC 606. Under the new model, the Group acts as an agent to provide leasing agency services and lease term management services to both landlords and tenants. Leasing agency services revenue is earned from brokerage commissions as the Group facilitates the home lease agreement between tenants and landlords, which is satisfied at a point in time, upon lease execution. Lease term management services provide on-site day-to-day property management services for tenants and landlords, representing a series of daily performance obligations delivered on a straight-line basis over the service period. The service fee is in the form of a monthly fee determined based on fixed percentage of monthly rent.

To the extent the transaction price of leasing agency services includes variable consideration primarily arising from lease early termination, the Group estimates the amount of variable consideration that is included in the transaction price of leasing agency services at contract inception and reassesses this estimate at each reporting date. Variable consideration is included in the transaction price of leasing agency services if it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved. The Company determines its estimate of variable consideration primarily based on actual historical experience.

Emerging and other services

The Group generates revenues from emerging and other services such as financial services and other newly developed businesses.

Service fees for financial services and other newly developed businesses are generally recognized as revenue when services are provided.

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

Contract liabilities and deferred revenue are recognized if the Group receives consideration in advance of performance, represents collections from customers for which revenue has not been recognized to date. RMB5,424.2 million of revenues recognized in the year ended December 31, 2025 was included in the balance of contract liabilities and deferred revenue as of December 31, 2024. Cumulative catch-up adjustments to revenue that affect the contract liabilities as of December 31, 2024 was insignificant. The contract liabilities and deferred revenue of the Group as of December 31, 2024 and 2025 are listed in the table below.

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Contract liabilities under ASC 606:
Existing home transaction services	369,839	275,811
New home transaction services	966,810	704,799
Home renovation and furnishing	2,973,192	2,143,164
Beihaojia business(i)	—	832,065
Home rental services	—	282,872
Emerging and other services	93,075	121,884
Subtotal	4,402,916	4,360,595
Deferred revenue under ASC 842:
Home rental services	1,648,951	1,329,698
Total	6,051,867	5,690,293
(i)

Contract liabilities of Beihaojia business represent funds received from pre-sale proceeds of real estate properties under development, which are recognized as revenue when the Group fulfills its performance obligation under the contract. The contract liabilities are classified as current liabilities as the balance is expected to be realized during Beihaojia business’s normal operating cycle.

Incremental Costs of Obtaining a Contract

Incremental costs of obtaining a contract with a customer are recognized as an asset in “Prepayments, receivables and other assets” if the Group expects to recover those costs. Incremental costs of obtaining a contract include only those costs the Group incurs to obtain a contract that it would not have incurred if the contract had not been obtained. Incremental costs of obtaining a contract mainly include sales commissions to sales personnel under interior renovation services. Contract cost assets are amortized on the basis consistent with the pattern of the transfer of services to which the assets relate.

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

Remaining Performance Obligations (“RPO”)

RPO represents the aggregate amount of total contract transaction price that is unsatisfied or partially unsatisfied. As of December 31, 2024 and 2025, the Group’s total RPO was approximately RMB6.3 billion and RMB6.1 billion, respectively. Of the total RPO as of December 31, 2025, the Group expects it will be fully recognized as revenue over the following 12 months.

2.23 Advertising expenses

Advertising expenses are generally paid to the third parties for online traffic acquisition and offline advertising services such as television, outdoor and inner-building channels. Advertising expenses are expensed as sales and marketing expenses when the services are received. For the years ended December 31, 2023, 2024 and 2025, advertising expenses recognized in the consolidated statements of comprehensive income were RMB2,030.8 million, RMB2,104.0 million and RMB1,912.1 million, respectively.

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2023, 2024 and 2025. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2023, 2024 and 2025.

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

Historically, the contributions made by the Group for employees might have been insufficient under the PRC laws and regulations, for which the Group made provisions based on its best estimates considering general administrative practice, historical precedent cases, legal advice and other factors. The provisions made are to be reversed if a) the potential exposures that the provisions were made for do not occur for a period of time and b) the Group believes that it’s not probable that such exposures would materialize in the future based on most recent developments. The balances of the provisions are included in employee compensation and welfare payable. The net impact of reversals of the provisions was RMB1,598.4 million, RMB1,379.2 million and RMB678.5 million for the years ended December 31, 2023, 2024 and 2025, respectively. Currently, the Group has been implementing a remediation plan to reduce the exposure of non-compliance of relevant law and regulations for employee welfare benefits. The total amounts of such employee welfare benefit expenses, including the provision’s net impact, were approximately RMB1.2 billion, RMB2.5 billion and RMB3.7 billion, for the years ended December 31, 2023, 2024 and 2025, respectively.

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

2.28 Net income per share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period.

Diluted net income per share is calculated by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the period. Ordinary equivalent shares consist of deemed issued shares and options to purchase ordinary shares (using the treasury stock method), unvested restricted shares and unvested RSUs. Ordinary equivalent shares are not included in the denominator of the diluted net income per share calculation when inclusion of such shares would be anti-dilutive, such as in a period in which a net loss is recorded.

2.29 Comprehensive income

Comprehensive income is defined to include all changes in equity of the Group during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income includes net income, currency translation adjustments and unrealized gains on available-for-sale investments, net of reclassification.

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

The Group’s internal organizational structure as well as information about geographical areas and business segments is set out in detail under Note 23.

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.33 Government grants

Government grants are recognized as income in other income, net. Such amounts are recognized in the consolidated statements of the comprehensive income upon receipt when all conditions attached to the grants have been fulfilled.

For the years ended December 31, 2023, 2024 and 2025, the Group recognized government grants of approximately RMB762.1 million, RMB731.2 million and RMB600.9 million, respectively, in the consolidated statements of comprehensive income.

2.34 Concentration and risks

Concentration of customers and suppliers

There are no customers or suppliers from whom revenues or purchases individually represent greater than 10% of the total net revenues or the total purchases of the Group for the years ended December 31, 2023, 2024 and 2025.

Concentration of credit risk

Assets that potentially subject the Group to significant concentrations of credit risk primarily consist of cash and cash equivalents, restricted cash, accounts receivable, other receivables, short-term investments, long-term investments and financing receivables. As of December 31, 2024 and 2025, all of the Group’s cash and cash equivalents, restricted cash, short-term investments and long-term debt investments were held by major financial institutions located in the PRC, Hong Kong, the USA and Australia, which the management believes are of high credit quality. The Group’s total cash and cash equivalents, restricted cash, short-term investments and long-term debt investments held at five financial institutions in mainland China representing 16.4%, 13.3%, 9.8%, 9.5% and 7.2% of the Group’s total cash and cash equivalents, restricted cash, short-term investments and long-term debt investments as of December 31, 2025. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits in RMB and in foreign currency placed with them. This Deposit Insurance Regulation would not be effective in providing complete protection for the Group’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Group believes that the risk of failure of any of these PRC banks is remote. Bank failure is uncommon in China and the Group believes that those Chinese banks that hold the Group’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information.

Accounts receivable and other receivables are typically unsecured and are mainly derived from the ordinary course of business in the PRC. The risk with respect to these receivables is mitigated by credit evaluations the Group performs on its customers and its ongoing monitoring processes of outstanding balances. The risk with respect to the financing receivables and off-balance sheet guarantees is mitigated by credit evaluations the Group performs on its borrowers and the Group’s ongoing monitoring controls for the outstanding balances. As of December 31, 2024 and 2025, only one customer’s total receivable amounting to RMB346.6 million and RMB278.9 million is considered to subject to concentration credit risk.

Individually assessed accounts receivable and other receivable are measured for credit loss based on the present value of the expected future cash inflow of the collateral, less estimated transaction costs, if the accounts receivable is collateral-dependent. As of December 31, 2025, for those accounts receivable and other receivable due from a real estate developer secured by a commercial property as collateral, RMB211.3 million and RMB273.7 million provision have been provided.

The expected credit loss rates for accounts receivable and contract assets are 22.9% and 29.1% as of December 31, 2024 and 2025, respectively. The expected credit loss rates for financing receivables are 4.9% and 11.4% as of December 31, 2024 and 2025, respectively. The expected credit loss rates for other receivables (included in prepayments, receivables and other assets) are 22.7% and 30.5% as of December 31, 2024 and 2025, respectively. The expected credit loss of other financial assets subject to the impairment requirements of ASC 326 was immaterial.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

2.34 Concentration and risks (Continued)

Currency convertibility risk

The PRC government imposes controls on the convertibility of RMB into foreign currencies. The Group’s cash and cash equivalents, restricted cash and short-term investments denominated in RMB that are subject to such government controls amounted to RMB48.9 billion and RMB38.3 billion as of December 31, 2024 and 2025, respectively. The value of RMB is subject to changes in the central government policies and to international economic and political developments affecting supply and demand in the PRC foreign exchange trading system market. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (the “PBOC”). Remittances in currencies other than RMB by the Group in the PRC must be processed through PBOC or other Chinese foreign exchange regulatory bodies which require certain supporting documentation in order to process the remittance.

Foreign currency exchange rate risk

Historically, the Renminbi has fluctuated against the U.S. dollars at times significantly and unpredictably. The appreciation of the RMB against the US$ was approximately 4.2% for the year ended December 31, 2025. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the US$ in the future.

3. CASH, CASH EQUIVALENTS, RESTRICTED CASH

Cash, cash equivalents and restricted cash consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Cash and cash equivalents (i):
Cash	10,469,689	7,342,872
Cash equivalents	973,276	430,310
Restricted cash (ii):
Current	8,858,449	8,170,605
Total cash, cash equivalents and restricted cash	20,301,414	15,943,787
(i)	Cash and cash equivalents consist of cash on hand and demand deposits which have original maturities of three months or less and are readily convertible to a known amount of cash. The weighted average interest rate of cash equivalent for the years ended December 31, 2023, 2024 and 2025 are 3.9%, 4.0% and 3.5%, respectively.
(ii)	The Group’s restricted cash is mainly comprised of 1) cash received from the property buyers but not yet paid to the sellers through the Group’s online payment platform, which is placed with banks in escrow accounts; 2) security deposits for the Group’s agency, guarantee, property development business and financing services; 3) funds received from pre-sale proceeds of real estate properties under development, which are placed with banks in escrow accounts; and 4) other miscellaneous restricted cash. The proportion for each type of restricted cash is 72.0%, 27.5%, nil, and 0.5% as of December 31, 2024, 55.1%, 34.2%, 10.2%, and 0.5% as of December 31, 2025, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. SHORT-TERM INVESTMENTS

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Short‑term investments:
Bank time deposits	14,874,498	7,057,770
Wealth management products	20,474,093	21,625,789
Held-to-maturity debt investments	5,417,761	5,526,195
Available-for-sale debt investments	551,348	5,370,207
Total	41,317,700	39,579,961

The following table sets forth selected data with respect to the Group’s short-term investments at December 31, 2025:

As of December 31, 2025
	Cost or	Gross	Gross
	amortized cost	unrecognized	unrecognized
	less allowance	holding	holding
	for credit losses	gains	losses	Fair value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Held-to-maturity debt investments	5,526,195	3,176	(75,405)	5,453,966	779,907
Available-for-sale debt investments	5,405,275	—	(35,068)	5,370,207	767,929

5. INVENTORIES

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Real estate properties under development (i)	1,090,661	2,234,114
Other inventories	519,215	619,920
Total	1,609,876	2,854,034
(i)	As of December 31, 2025, land use rights included in the real estate properties under development amounted to RMB1.8 billion (2024: RMB1.1 billion).

As of December 31, 2025, land use rights with an aggregate net book value of RMB1.8 billion (2024: nil) were pledged as collateral for corresponding project specific bank loans.

As of December 31, 2025, capitalized interest costs included in the real estate properties under development amounted to RMB2.4 million (2024:nil).

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

6. PREPAYMENTS, RECEIVABLES AND OTHER ASSETS

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Current:
Prepaid rental and other deposits	1,552,279	1,154,495
Advances to suppliers	692,542	448,522
VAT-input deductible	637,686	745,485
Capitalized costs of obtaining contracts and prepaid initial direct costs (i)	551,461	511,450
Deposits paid to real estate developers (ii)	196,241	178,249
Funds advanced to potential investees (iii)	153,577	—
Deposit paid for acquisition of land used for properties development (iv)	122,430	—
Prepaid income tax	64,163	146,646
Staff advances	59,762	48,126
Receivable related to employees’ exercise of share-based awards	44,521	35,137
Interests receivable	15,263	7,340
Receivables from escrow account	9,992	23,030
Others	542,907	427,648
Total	4,642,824	3,726,128

Non‑current:
Deferred tax asset (Note 19)	1,005,127	1,257,595
VAT-input deductible	194,818	357,511
Others	22,332	147,996
Total	1,222,277	1,763,102
(i)	Capitalized costs of obtaining contracts and prepaid initial direct costs

For the years ended December 31, 2024 and 2025, RMB876.2 million and RMB1,403.4 million are amortized respectively.

(ii)	Deposits paid to real estate developers

Deposits paid to real estate developers refer to the earnest deposits paid by the Group to developers for new home transaction service contracts.

(iii)	Funds advanced to potential investees

Funds advanced to potential investees represent funds paid to potential Beihaojia business investees before obtaining the equity interests.

(iv)	Deposit paid for acquisition of land used for properties development

Deposit paid for acquisition of land used for properties development represents the deposit paid for acquisition of the residential land parcel in Shanghai under Beihaojia business.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET

Accounts receivable, net consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
New home transaction services	5,863,587	3,558,480
Existing home transaction services	546,658	463,634
Home renovation and furnishing	265,355	407,180
Home rental services	52,135	54,531
Emerging and other services	86,681	106,273
Accounts receivable	6,814,416	4,590,098
Allowance for credit losses	(1,517,099)	(1,498,651)
Accounts receivable, net	5,297,317	3,091,447

RMB5.9 billion and RMB3.6 billion of the Group’s gross accounts receivable was from new home transaction services with RMB1.3 billion and RMB1.2 billion allowance for credit losses recorded as of December 31, 2024 and 2025, respectively.

The Group usually allows a credit period within 90 days to its customers. Ageing analysis of accounts receivable based on the date of delivery of service to customers is as follows:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
– Up to 3 months	4,315,046	2,198,699
– 3 months to 1 year	649,209	727,822
– Over 1 year	1,850,161	1,663,577
Accounts receivable	6,814,416	4,590,098
Less: allowance for credit losses	(1,517,099)	(1,498,651)
Accounts receivable, net	5,297,317	3,091,447

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. ACCOUNTS RECEIVABLE AND CONTRACT ASSETS, NET (Continued)

The movements in the allowance for credit losses of accounts receivable are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(1,951,419)	(1,566,129)	(1,517,099)
Additions	(174,237)	(108,963)	(79,980)
Write‑offs	559,527	157,993	98,428
Balance at the end of the year	(1,566,129)	(1,517,099)	(1,498,651)

Contract assets, net consists of the following:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Contract assets – gross	319,736	959,080
Allowance for credit losses	(119,064)	(113,551)
Contract assets, net	200,672	845,529

The contract assets are mainly related to the Group’s home renovation business and home rental services under new model. The Group’s contract assets represent the amount for which the Group has satisfied some or all of its performance obligations but has not yet obtained an unconditional right to receive payment.

8. FINANCING RECEIVABLES, NET

Financing receivables, net as of December 31, 2024 and 2025 consisted of the following:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Short‑term:
Financing receivables from consolidated trusts	2,830,180	1,348,814
Financing receivables from micro‑loan platforms	152,677	179,346
Total short‑term financing receivables	2,982,857	1,528,160
Allowance for credit losses	(147,330)	(174,478)
Total short‑term financing receivables, net	2,835,527	1,353,682

These balances represent short-term financing receivables that are personal credit loans to property owners and tenants, and to other individual borrowers, all of which are due within one year as of December 31, 2024 and 2025.

Financing Receivables – Allowance for Credit Losses and Credit Quality

The allowance for credit losses is determined principally based on the past collection experience as well as consideration of current and future economic conditions and changes in the Group’s customer collection trends. The management updated the current expected credit loss (“CECL”) model taking the latest available information into consideration. The major assumption (i.e. forward-looking information) and CECL model parameters (i.e. the one-year probability of default) were updated accordingly. The allowance for credit losses increased to 11.4% of gross financing receivables (net of unearned income) at December 31, 2025 from 4.9% at December 31, 2024, which were mainly attributable to higher delinquencies in 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. FINANCING RECEIVABLES, NET (Continued)

The movements in the provision for credit losses for the years ended December 31, 2023, 2024 and 2025, respectively, consisted of the following:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Beginning balance	(139,427)	(122,482)	(147,330)
Reversals (Provisions)	7,573	(27,017)	(27,148)
Write‑offs	9,372	2,169	—
Ending balance	(122,482)	(147,330)	(174,478)

The Group evaluates expected credit losses of financing receivables on a collective basis based on the type of borrowers and delinquency pattern:

Type of borrowers:

Property transaction related business: This segmentation includes financing receivables generated by property transaction business. The average loss rate in this category are 3.7% and 9.0% as of December 31, 2024 and 2025, respectively.

Non-property transaction related business: This segmentation mainly includes consumer loans. The average loss rate in this category are 91.6% and 98.5% as of December 31, 2024 and 2025, respectively.

Delinquency:

Based on the past due days, the Group separates the contracts into 6 groups including current, 1-29 days past due, 30-59 days past due, 60-89 days past due, 90-179 days past due and over 180 days past due. The delinquency rate was 5.9% and 12.2% as of December 31, 2024 and 2025, respectively.

Credit quality indicators are updated quarterly, and the credit quality of any given customer can change during the life of the portfolio.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. FINANCING RECEIVABLES, NET (Continued)

Financing receivables portfolio based on customer type, origination year and delinquency are as follows:

					180 days
	1‑29 Days	30‑59 Days	60‑89 Days	90‑179 Days	or greater	Total
RMB in thousands	Past Due	Past Due	Past Due	Past Due	Past Due	Past Due	Current	Total
Property transaction related business
2020 and before	—	—	—	—	54,634	54,634	—	54,634
2021	—	—	—	—	45,625	45,625	—	45,625
2022	—	—	—	—	391	391	—	391
2023	—	—	—	—	2,624	2,624	—	2,624
2024	20,687	204	1,600	561	7,589	30,641	2,805,961	2,836,602
Subtotal	20,687	204	1,600	561	110,863	133,915	2,805,961	2,939,876
Non-property transaction related business
2020 and before	—	—	—	—	37,439	37,439	—	37,439
2021	—	—	—	—	5,210	5,210	—	5,210
2022	—	—	—	—	332	332	—	332
2023	—	—	—	—	—	—	—	—
2024	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	42,981	42,981	—	42,981
December 31, 2024	20,687	204	1,600	561	153,844	176,896	2,805,961	2,982,857
Property transaction related business
2021 and before	—	—	—	—	98,857	98,857	—	98,857
2022	—	—	—	—	391	391	—	391
2023	—	—	—	—	1,572	1,572	—	1,572
2024	—	—	—	—	12,647	12,647	—	12,647
2025	6,140	2,495	2,542	13,785	6,610	31,572	1,341,407	1,372,979
Subtotal	6,140	2,495	2,542	13,785	120,077	145,039	1,341,407	1,486,446
Non-property transaction related business
2021 and before	—	—	—	—	41,382	41,382	—	41,382
2022	—	—	—	—	332	332	—	332
2023	—	—	—	—	—	—	—	—
2024	—	—	—	—	—	—	—	—
2025	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	41,714	41,714	—	41,714
December 31, 2025	6,140	2,495	2,542	13,785	161,791	186,753	1,341,407	1,528,160

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9. PROPERTY, PLANT AND EQUIPMENT, NET

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Office building	697,136	697,455
Vehicles	23,939	21,320
Computer equipment	1,179,606	1,247,976
Furniture and office equipment	395,828	410,740
Leasehold improvement	3,477,118	3,220,054
Construction in progress	176,006	184,489
Total	5,949,633	5,782,034
Less: accumulated depreciation	(3,530,150)	(3,693,138)
Less: accumulated impairment	(19,272)	(19,272)
Net book value	2,400,211	2,069,624

Depreciation expenses recognized for the years ended December 31, 2023, 2024 and 2025 amounted to RMB775.0 million, RMB743.7 million and RMB934.1 million, respectively.

10. INTANGIBLE ASSETS, NET

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Software	127,645	130,975
Trademarks and domain names	1,200,889	1,200,880
Licenses	441,105	441,105
Total	1,769,639	1,772,960
Less: accumulated amortization	(603,056)	(741,336)
Less: accumulated impairment	(308,948)	(308,948)
Net book value	857,635	722,676

Amortization expenses recognized for the years ended December 31, 2023, 2024 and 2025 amounted to RMB627.1 million, RMB268.7 million and RMB138.3 million, respectively.

Estimated amortization expenses relating to the existing intangible assets with finite lives for future periods are as follows:

Amounts
RMB
(in thousands)
Within 1 year	134,344
Between 1 and 2 years	125,956
Between 2 and 3 years	112,122
Between 3 and 4 years	108,407
Thereafter	241,847
Total	722,676

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES

(a)The Group as a lessee

The components of lease cost for the years ended December 31, 2023, 2024 and 2025 are listed as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Operating lease cost	7,785,841	14,221,894	19,039,544
Short‑term lease cost	50,659	83,665	84,296
Total	7,836,500	14,305,559	19,123,840

Supplemental cash flows information related to leases is as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows payment from operating leases	7,965,277	14,896,620	19,486,006
Right‑of‑use assets obtained in exchange for lease liabilities:
Total right‑of‑use assets obtained in exchange for new operating lease liabilities	15,489,351	18,507,830	14,105,484

The components of right‑of‑use assets obtained in exchange for new operating lease liabilities are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Right‑of‑use assets obtained in exchange for lease liabilities
Store leases	3,262,410	2,730,509	1,795,943
Administrative office leases	273,088	487,708	171,385
Leases of rental property management services	11,953,853	15,289,613	12,138,156
Total	15,489,351	18,507,830	14,105,484

Supplemental balance sheet information related to leases is as follows:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Operating leases
Store leases	5,825,835	4,475,510
Administrative office leases	755,707	704,252
Leases of rental property management services	16,393,250	13,582,195
Land use rights	392,087	382,172
Total operating lease assets	23,366,879	19,144,129
Operating lease liabilities, current	13,729,701	10,658,576
Operating lease liabilities, non‑current	8,636,770	6,969,571
Total operating lease liabilities	22,366,471	17,628,147

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Continued)

	For the Year Ended December 31,
	2023	2024	2025

Weighted‑average remaining lease term (in years)
Operating leases	2.43	2.38	2.08
Land use rights	43.18	39.68	38.68

Weighted‑average discount rate
Operating leases	4.3%	3.8%	3.4%
Land use rights	4.7%	4.0%	4.0%

Maturities of lease liabilities are as follows:

As of
December 31,
2025
RMB
(in thousands)
2026	11,054,303
2027	4,171,509
2028	1,608,921
2029	749,959
2030	318,772
Thereafter	448,208
Total undiscounted lease payments	18,351,672
Less: imputed interest	(723,525)
Total lease liabilities	17,628,147

The Group’s lease agreements generally do not contain an option for the Group to renew a lease for a term agreed by the Group. The Group’s lease agreements generally do not contain any residual value guarantees or material restrictive covenants. Payments under the lease arrangements are primarily fixed.

(b)The Group as a lessor

Lease income for the years ended December 31, 2023, 2024 and 2025 is as follows, which is included in the home rental services line item in the consolidated statements of comprehensive income:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Operating lease income	5,533,035	12,977,296	18,515,803
Total lease income	5,533,035	12,977,296	18,515,803

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. LEASES (Continued)

Maturities of undiscounted lease receivables are as follows:

As of
December 31,
2025
RMB
(in thousands)
2026	14,087,999
2027	1,219,097
2028	281,162
2029	15,270
2030	9,592
Thereafter	18,190
Total undiscounted lease receivables	15,631,310

12. LONG-TERM INVESTMENTS, NET

The following table sets forth a breakdown of the categories of long-term investments held by the Group as of the dates indicated:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Investments in equity method investees	360,965	1,758,510
Investments accounted for at fair value	1,014,400	5,717,276
Equity investments without readily determinable fair value using the NAV practical expedient	60,691	59,446
Equity investments without readily determinable fair value using the measurement alternative	41,377	55,681
Long-term time deposits	15,568,643	11,477,840
Held-to-maturity debt investments	1,808,331	1,079,771
Available-for-sale debt investments	4,935,699	—
Total long-term investments	23,790,106	20,148,524

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM INVESTMENTS, NET (Continued)

Investments in equity method investees

Amounts
RMB
(in thousands)
Balance at December 31, 2022	370,985
Investments made	183,253
Income from investment	9,098
Investment impairment	(10,369)
Disposal of investment	(101,761)
Dividend received	(14,862)
Balance at December 31, 2023	436,344
Investments made	30,410
Income from investment	10,192
Disposal of investment	(100,154)
Dividend received	(15,827)
Balance at December 31, 2024	360,965
Investments made	1,452,212
Income from investment	16,420
Investment impairment	(61,053)
Disposal of investment	(1,443)
Dividend received	(8,591)
Balance at December 31, 2025	1,758,510

The carrying amount of the Group’s equity method investments was RMB361.0 million and RMB1,758.5 million as of December 31, 2024 and 2025, respectively. For the years ended December 31, 2023, 2024 and 2025, the impairment recognized for equity method investments was RMB10.4 million, nil and RMB61.1 million, respectively. Additionally, an allowance of RMB42.6 million has been recognized for the loan receivable from an equity method investee in accordance with ASC 323-10-35-25.

The Group recognized share of profit from equity method investments of RMB9.1 million, RMB10.2 million and RMB16.4 million for the years ended December 31, 2023, 2024 and 2025, respectively.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM INVESTMENTS, NET (Continued)

Investments accounted for at fair value

The following table shows the carrying amount and fair value of investments accounted for at fair value:

		Gross	Gross
		unrealized	unrealized	Exchange
	Cost basis	gains	losses	adjustments	Fair value
	RMB	RMB	RMB	RMB	RMB

	(in thousands)
Marketable securities (i)	96,848	—	(46,420)	5,736	56,164
Unlisted equity securities and loan receivables measured at fair value (ii)	233,088	—	(200,516)	—	32,572
Wealth management products (iii)	896,920	31,766	(3,028)	6	925,664
Balance at December 31, 2024	1,226,856	31,766	(249,964)	5,742	1,014,400
Marketable securities (i)	96,848	—	(47,671)	4,497	53,674
Unlisted equity securities and loan receivables measured at fair value (ii)	245,076	—	(196,696)	—	48,380
Wealth management products (iii)	5,537,500	80,750	(3,028)	—	5,615,222
Balance at December 31, 2025	5,879,424	80,750	(247,395)	4,497	5,717,276

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM INVESTMENTS, NET (Continued)

(ii)Unlisted equity securities and loan receivables measured at fair value (Continued)

As the investment in IFM is not in-substance common stock, it does not qualify for equity method accounting, and according to ASC 321, the Group elected to account for this investment at fair value with realized or unrealized gains and losses recorded in the consolidated statements of comprehensive income.

As of December 31, 2024 and 2025, the Group held 37.6% equity interests in IFM and the fair value of the investment amounted to RMB31.9 million and RMB35.6 million, respectively. The fair value of the loan to IFM’s controlling shareholder amounted to RMB0.6 million and RMB0.7 million, respectively. The Group classifies the valuation techniques that use these inputs as Level 3 of fair value measurements.

(iii)Wealth management products

As part of the Group’s cash management program, the Group invested in certain wealth management products with variable interest rates and principal not guaranteed issued by financial institutions. These wealth management products were with a maturity of over one year, or could be redeemed through advance notice and the Group intended to hold the investments over one year, thus were classified as long-term investments. The Group classifies those investments that use similar identifiable transaction prices when applying valuation techniques as Level 2 of fair value measurements and those investments that are measured using significant unobservable inputs as Level 3 of fair value measurements. For the years ended December 31, 2023, 2024 and 2025, gain of RMB11.7 million, RMB16.5 million and RMB80.8 million resulting from changes in fair value of the wealth management products was recorded in earnings in the consolidated statements of comprehensive income, respectively.

Equity investments without readily determinable fair value using the NAV practical expedient

Equity investments without readily determinable fair value include investments in private equity funds accounted for under NAV practical expedient, and investments in private companies accounted for under measurement alternative.

Investments in private equity generally are not redeemable due to the closed-ended nature of these funds. Investments in private equity funds over which the Group does not have the ability to exercise significant influence are accounted for under the NAV practical expedient. As of December 31, 2024 and 2025, the carrying amount of the Group’s investment in private equity funds was approximately RMB60.7 million and RMB59.4 million, respectively. Investments in the private equity fund are subject to a lock-up period of 8 years from September 2018 which restricts investors from withdrawing from the fund during the investment period.

Equity investments without readily determinable fair value using the measurement alternative

As of December 31, 2024 and 2025, investments accounted for under measurement alternative were RMB41.4 million and RMB55.7 million, respectively. There was no upward adjustment identified by the management for the year ended December 31, 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. LONG-TERM INVESTMENTS, NET (Continued)

The total carrying value of investment in private companies accounted for under measurement alternative held as of December 31, 2024 and 2025 is as follows:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Initial cost basis	829,938	842,155
Cumulated unrealized losses (including impairment)	(788,561)	(786,474)
Total carrying value	41,377	55,681

For the years ended December 31, 2023, 2024 and 2025, RMB28.8 million, RMB9.4 million, and RMB2.7 million impairment was recorded for investments in private companies accounted for under measurement alternative. The impairment was recorded in “Impairment loss for equity investments accounted for using measurement alternative” in the Group’s consolidated statements of comprehensive income. The Group classifies the valuation techniques on those investments that using similar identifiable transaction prices as Level 2 of fair value measurements.

Long-term time deposits

The Group’s long-term time deposits are time deposits placed with banks with original maturities of more than one year and those maturity dates within one year will be reclassified to short-term investments. As of December 31, 2025, deposits were denominated in RMB amounting to approximately RMB11.5 billion, among which RMB11.4 billion will mature in 2027 and the remaining RMB0.1 billion will mature in 2028.

Held-to-maturity debt investments

During the year ended December 31, 2025, the Group recorded investment income from its long-term held-to-maturity debt investments of RMB25.5 million in the consolidated statements of comprehensive income. Long-term held-to-maturity debt investments as of December 31, 2025 are shown as below, which would mature in 3 years:

As of December 31, 2025
	Cost or Amortized	Gross unrecognized	Gross unrecognized
	cost	holding gains	holding losses	Fair value
	RMB	RMB	RMB	RMB	US$

(in thousands)
Held-to-maturity debt investments	1,079,771	388	(275)	1,079,884	154,421

Available-for-sale debt investments

The following table summarizes the estimated fair value of available-for-sale debt investments with stated contractual dates, classified by the contractual maturity date of the investments:

	As of December 31,
	2024	2025
	RMB	RMB	US$

	(in thousands)
Expected to be redeemed by the issuer in 1 year to 2 years	4,935,699	—	—

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL

For the years ended December 31, 2024 and 2025, the changes in the carrying value of goodwill by segment are as follows:

	Existing home	New home	Home
	transaction	transaction	renovation
	services	services	and furnishing	Total
	RMB	RMB	RMB	RMB

	(in thousands)
Gross carrying value
As of December 31, 2023	1,563,761	1,691,080	3,223,997	6,478,838
Addition	37,628	—	—	37,628
Disposal	(20,463)	—	—	(20,463)
As of December 31, 2024	1,580,926	1,691,080	3,223,997	6,496,003
Disposal(i)	(23,541)	—	—	(23,541)
As of December 31, 2025	1,557,385	1,691,080	3,223,997	6,472,462

Accumulated impairment
As of December 31, 2023	(1,008,553)	(597,286)	(16,192)	(1,622,031)
Impairment	(68,920)	(29,276)	—	(98,196)
Disposal	1,644	—	—	1,644
As of December 31, 2024	(1,075,829)	(626,562)	(16,192)	(1,718,583)
Impairment (ii)	(31,808)	(84,524)	—	(116,332)
Disposal	22,813	—	—	22,813
As of December 31, 2025	(1,084,824)	(711,086)	(16,192)	(1,812,102)

Net carrying value
As of December 31, 2023	555,208	1,093,794	3,207,805	4,856,807
As of December 31, 2024	505,097	1,064,518	3,207,805	4,777,420
As of December 31, 2025	472,561	979,994	3,207,805	4,660,360
(i)

During the year ended December 31, 2025, the Group disposed of several local real estate agency companies, which were primarily engaged in existing home transaction services in multiple cities, and RMB23.5 million of goodwill was derecognized.

(ii)

The Group performed goodwill impairment assessments for all its reporting units as of December 31, 2025, and weighed the relevant qualitative factors and quantitative assessment results in totality. As the actual financial performance of certain reporting units did not meet prior forecasted expectations due to unfavorable local market conditions, RMB116.3 million goodwill impairment loss was recorded, including RMB31.8 million related to reporting units within the existing home transaction services segment and RMB84.5 million related to reporting units within the new home transaction services segment.

In performing quantitative impairment tests, the Group used an income approach based on a discounted cash flow model (“DCF model”). Forecasts of future cash flows are based primarily on the best estimate of future net revenues, gross margin and operating expenses, which are subject to expected business operation, local market development, and general economic conditions. Material changes in these forecasts could significantly change the amount of impairment recorded. Therefore, it may be necessary to record further impairment charges to these reporting units in the future, if such changes occur.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

13. GOODWILL (Continued)

Key assumptions used in quantitative impairment test

The quantitative impairment test consists of a comparison of the fair value of each reporting unit with its carrying amount, including goodwill. The Group used a DCF model to estimate the fair value of the reporting units, as management believes forecasted operating cash flows are the best indicator of fair value. A number of significant assumptions were involved in the preparation of the DCF models, including future revenues and discount rates. The financial projection covering a five-year period of each reporting unit adopted in DCF models for impairment testing purpose is based on the financial budgets approved by the management of the Group, which considers the historical performance and its expectation for future market development. Cash flows beyond the five-year period are extrapolated using a long-term growth rate. Post-tax discount rates reflect market assessment of the weighted average cost of capital in the industry in which the Group operates and the specific risks relating to the Group.

As of December 31, 2025, the fair value of the home renovation and furnishing reporting unit exceeded its carrying value by 9.3%. The estimated fair value of a reporting unit is highly sensitive to changes in management’s estimates and assumptions including, but not limited to, the revenue growth rate and discount rate. The estimated fair value will fall below the carrying amount of the reporting unit if revenue decreases by 0.9% for each of the forecast year or if discount rate increases by 0.2%.

Certain future events and circumstances, including deterioration of market conditions, increases in interest rates, and unfavorable impacts on the projections used in the impairment test for the reporting unit discussed above, including changes in customer behavior, decreases in delivery capability, and delays or difficulties in achieving the Group’s profitability goals, could cause the fair value of this reporting unit to fall below its carrying value and a non-cash impairment charge would be required. Such a charge could have a material effect on the consolidated statements of comprehensive income and consolidated balance sheets.

14. BORROWINGS

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Short‑term borrowings	288,280	207,717
Long‑term borrowings	—	182,917
Total	288,280	390,634

As of December 31, 2025, all borrowings outstanding at December 31, 2024 had been fully paid off upon maturity.

In January 2025, the Group entered into a 363-day unsecured borrowing arrangement of RMB122.2 million with a bank at a fixed borrowing rate of 2.48%. RMB23.3 million, RMB3.9 million, RMB22.8 million, RMB3.9 million, RMB22.8 million and RMB45.6 million were scheduled to be paid off on March 31, 2025, June 30, 2025, July 12, 2025, December 31, 2025, January 12, 2026 and January 25, 2026, respectively. As of December 31, 2025, RMB68.3 million was still outstanding.

In May 2025, the Group entered into a 360-day unsecured borrowing arrangement of RMB35.3 million with a bank at a fixed borrowing rate of 2.38%. RMB8.8 million, RMB8.8 million and RMB17.7 million were scheduled to be paid off on June 30, 2025, December 31, 2025 and May 25, 2026, respectively. As of December 31, 2025, RMB17.7 million was still outstanding.

In May 2025, the Group entered into a 36-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB400.0 million with RMB121.7 million outstanding as of December 31, 2025. Borrowings under the credit agreement are due within one year and bear interest at one-year LPR (Loan Prime Rate) minus 89 basis points. The land use right for Beihaojia’s property under development in Shanghai has been pledged to secure the credit facility.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14. BORROWINGS (Continued)

In March 2025, the Group entered into a 60-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB350.0 million and no funds had been drawn down under this credit facility as of December 31, 2025. Borrowings under the credit agreement bear interest at one-year LPR (Loan Prime Rate) minus 55 basis points. A land use right in Hangzhou has been pledged for the credit facility.

In May 2025, the Group entered into a 24-month property-specific construction credit agreement to access a line of credit facility. The credit agreement provides for a revolving credit facility of up to RMB600.0 million with RMB182.9 million outstanding as of December 31, 2025. Borrowings under the credit agreement bear interest at one-year LPR (Loan Prime Rate) minus 86 basis points. The land use right for Beihaojia’s property under development in Chengdu has been pledged to secure the credit facility.

15. ACCOUNTS PAYABLE

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Payable related to new home transaction business	5,954,209	3,469,628
Payable for home renovation materials and construction costs	1,713,179	1,506,095
Payable for real estate properties under development	538,406	93,164
Payable for advertising fees	396,364	234,026
Payable for internet service fees	333,835	312,209
Payable for leasehold improvements	262,805	167,492
Others	293,831	269,515
Total	9,492,629	6,052,129

An ageing analysis of the trade payable as of December 31, 2024 and 2025, based on the invoice date, is as follows:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
– Up to 3 months	9,116,991	5,715,186
– 3 months to 1 year	210,375	94,568
– Over 1 year	165,263	242,375
Accounts payable	9,492,629	6,052,129

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

16. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Deposit related to home renovation and furnishing services	1,630,275	1,304,835
Deposit related to home rental services (i)	1,434,338	1,550,187
Deposit related to new home transaction services	1,151,475	1,366,902
Deposit related to franchise services	1,103,229	1,241,484
Other tax payables	436,496	256,381
Accrued operating expenses	366,454	312,324
Amounts collected and payable on behalf of others (ii)	115,160	773,932
Payable of share repurchase consideration	94,925	56,778
Payable related to employees’ exercise of share-based awards	41,481	24,739
Deferred guarantee revenue	23,360	11,961
Others	871,312	688,554
Total	7,268,505	7,588,077
(i)	Deposit related to home rental services represents the rental deposit collected from tenants under the original model of home rental services.
(ii)	Amounts collected and payable on behalf of others refer to home purchase considerations collected from property buyers that have not yet been remitted to property sellers, and rental and related deposits collected from tenants under the new model of home rental services that are held by the Company on behalf of the property owners.

17. OTHER INCOME, NET

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Investment income, net	950,332	679,278	721,647
Government grants	762,070	731,198	600,924
Others	156,898	155,562	123,220
Total	1,869,300	1,566,038	1,445,791

18. INTEREST INCOME, NET

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Interest income	1,291,485	1,288,714	834,505
Interest expense	(17,241)	(12,654)	(6,750)
Bank charges	(9,068)	(14,650)	(19,582)
Others	(1,844)	(1,247)	(668)
Total	1,263,332	1,260,163	807,505

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION

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

The Group did not have any significant interest or penalties associated with tax positions for the years ended December 31, 2023, 2024 and 2025. The Group did not have any significant unrecognized uncertain tax positions for the years ended December 31, 2023, 2024 and 2025.

Cayman Islands

The Cayman Islands currently levies no taxes on individuals or corporations based on profits, income, gains or appreciation and there is no taxation in the nature of inheritance or estate duty. There are no other taxes likely to be material to the Group levied by the government of the Cayman Islands except for stamp duties which may be applicable to instruments executed in or brought within the jurisdiction of the Cayman Islands. In addition, the Cayman Islands does not impose withholding tax on dividend payments.

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

Hong Kong, China

Hong Kong, China income tax rate is a two-tiered profits tax regime, under which the tax rate is 8.25% or assessable profits on the first HK dollar 2 million and 16.5% or any assessable profits in excess of HK dollar 2 million. Hong Kong, China profits tax was provided for the assessable profit that was subject to Hong Kong, China profits tax during the years ended December 31, 2023, 2024 and 2025. Additionally, payments of dividends by the subsidiaries incorporated in Hong Kong, China to the Group are not subject to any Hong Kong, China withholding tax.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Mainland China

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

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they conduct business in certain encouraged high-tech sectors or areas and get the certificates from the competent tax authorities. The privileges cannot be applied simultaneously. Three, four and four entities in the Group for the years ended December 31, 2023, 2024 and 2025, respectively, were qualified as “high and new technology enterprise” and had a 15% preferential income tax rate.

Certain enterprises benefit from a preferential tax rate of 15% under the EIT Law if they are located in applicable PRC regions as specified in the Catalogue of Encouraged Industries in Western Regions (initially effective through the end of 2010 and further extended to 2030), or the Western Regions Catalogue, subject to certain general restrictions described in the EIT Law and the related regulations. One, nil and nil entity in the Group for the years ended December 31, 2023, 2024 and 2025, respectively, was qualified as the enterprises within the Catalogue of Encouraged Industry in the Western Region and had a 15% preferential income tax rate.

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

The Organization for Economic Co-operation and Development (“OECD”) has published model rules, which include the implementation of a global minimum tax rate of 15%, commonly referred to as Pillar Two. One country and one region in which the Group does business have enacted implementing legislation effective from January 1, 2024 and January 1, 2025, respectively. Based on the Group’s analysis of such enacted legislation for jurisdictions in which the Group operates, the impact on the Group’s 2024 income tax provision was not material, and the impact on the Group’s 2025 income tax provision was RMB44.0 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Composition of income tax expense

The components of income (loss) before tax for the years ended December 31, 2023, 2024 and 2025, are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Income (loss) before income tax expense
Income from Mainland China operations	10,550,583	9,143,316	5,905,159
Loss from non‑Mainland China operations	(2,666,588)	(2,273,247)	(1,228,056)
Total income before income tax expense	7,883,995	6,870,069	4,677,103

Income tax expense (benefit) from Mainland China operations
Current income tax expense	2,243,600	2,595,844	1,892,115
Deferred tax expense (benefit)	(273,191)	223,235	(224,991)
Income tax expense from Mainland China operations	1,970,409	2,819,079	1,667,124
Income tax expense (benefit) from non-Mainland China operations
Current income tax expense	60,313	46,482	45,374
Deferred tax benefit	(36,331)	(73,672)	(26,409)
Income tax expense (benefit) from non-Mainland China operations	23,982	(27,190)	18,965
Total income tax expense	1,994,391	2,791,889	1,686,089

For the years ended December 31, 2023, 2024 and 2025, loss from non-Mainland China operations mainly results from share-based compensation expenses amounting to RMB3,215.5 million, RMB2,726.1 million and RMB1,904.9 million, respectively; which is offset by gains from investment in wealth management products amounting to RMB452.5 million, RMB424.0 million and RMB656.4 million, respectively.

The income tax expense applicable to the Group’s operations for the years ended December 31, 2023, 2024 and 2025, differs from the amount computed by applying the Mainland China statutory income tax rate of 25% to income before tax due to the following:

	For the Year Ended December 31,
	2023	2024
Statutory income tax rate	25.0%	25.0%
Tax effect of preferential treatments	(3.7)%	(3.0)%
Tax effect of tax-exempt entities	8.4%	8.3%
Effect on tax rates in different tax jurisdictions	0.3%	(0.4)%
Tax effect of permanent difference	(4.1)%	(0.7)%
Tax effect of R&D deduction and others	(2.0)%	(2.3)%
Change in valuation allowance	1.4%	13.7%
Effective tax rates	25.3%	40.6%

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Composition of income tax expense (continued)

The Mainland China statutory tax rate of 25% is used for the effective tax rate reconciliation as majority of the Group’s operations are based in Mainland China.

	For the Year Ended December 31, 2025
	Amount	Percent
	(RMB in thousands)
Mainland China statutory tax rate	1,169,276	25.0%
Foreign tax effects
Statutory tax rate difference between Cayman Island and Mainland China	(192,363)	(4.1)%
Statutory tax rate difference between Hong Kong, China and Mainland China	(2,278)	0.0%
Pillar II impact for Hong Kong, China	43,988	0.9%
Other foreign jurisdictions	401	0.0%
Changes in valuation allowances	185,516	4.0%
Nontaxable or nondeductible items
Share-based compensation	476,231	10.2%
Preferential tax benefits	(65,016)	(1.4)%
Research and development super deduction	(143,723)	(3.1)%
Others	214,057	4.5%
Effective tax rates	1,686,089	36.0%

The changes of effective tax rate for the years ended December 31, 2024 and 2025 are primarily driven by the change in valuation allowance as less net operating loss carryforwards are expected to be realized prior to expiration.

The amount of income taxes paid (net of refunds received) disaggregated by geographic area on an annual basis for the year ended December 31, 2025, are as follows:

	For the Year Ended December 31, 2025
	Amount	Percent
	(RMB in thousands)
Mainland China	2,346,102	99.9%
Others	1,386	0.1%
Total	2,347,488	100.0%

The following table sets forth the effect of tax holiday related to Mainland China operations:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands, except for per share data)
Tax holiday effect	294,698	209,494	65,016
Effect on basic net income per share	0.08	0.06	0.02
Effect on diluted net income per share	0.08	0.06	0.02
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,521,380	3,409,773	3,326,150
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,611,653	3,537,408	3,472,076

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Composition of deferred tax assets and liabilities

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities before net off as of December 31, 2024 and 2025 are as follows:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Deferred tax assets
Net operating loss carrying forward	3,412,316	3,611,291
Asset impairment	916,690	914,823
Deferred rental cost	19,280	30,187
Unrealized profits	252,024	217,117
Accrual expense	463,523	352,620
Others	89,840	136,640
Less: Valuation Allowance	(4,127,927)	(3,924,466)
Deferred tax assets, net of valuation allowance	1,025,746	1,338,212

Deferred tax liabilities
Fair value change of certain investments	(69,263)	(67,246)
Intangible assets	(213,183)	(172,891)
Deferred revenue	(55,870)	(157,689)
Total deferred tax liabilities	(338,316)	(397,826)

The movements of the valuation allowance for the years ended December 31, 2023, 2024 and 2025 are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Balance at the beginning of the year	(3,310,975)	(3,385,876)	(4,127,927)
Remeasurement due to application of preferential tax rate	(17,011)	(1,839)	—
Additions	(794,643)	(1,280,549)	(687,555)
Reversals	687,180	282,244	549,598
Write-offs	49,573	258,093	341,418
Balance at the end of the year	(3,385,876)	(4,127,927)	(3,924,466)

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

19. TAXATION (Continued)

Composition of deferred tax assets and liabilities (Continued)

As of December 31, 2023, 2024 and 2025, the Group had net operating loss carryforwards of approximately RMB12.6 billion, RMB13.6 billion and RMB14.7 billion, respectively, which arose from the Group’s certain subsidiaries, VIEs and the VIEs’ subsidiaries established in the PRC. As of December 31, 2023, 2024 and 2025, deferred tax assets arose from net operating loss carryforwards amounted to RMB3,144.2 million, RMB3,412.3 million and RMB3,611.3 million respectively, out of which, RMB2,848.8 million, RMB3,243.5 million and RMB3,078.5 million deferred tax assets were offset by valuation allowance, respectively, as it was considered more-likely-than-not that the amount of the deferred tax assets will not be realized. The remaining deferred tax assets, net of valuation allowance arose from net operating loss carryforwards as of December 31, 2023, 2024 and 2025 amounted to RMB295.4 million, RMB168.8 million and RMB532.8 million, respectively, are expected to be utilized prior to expiration considering future taxable income for respective entities. As of December 31, 2025, the net operating loss carryforwards of RMB14.7 billion will expire in the years ending December 31, 2026 through 2030, respectively, if not utilized.

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

The Group intends to reinvest all PRC subsidiaries’ current retained earnings to further expand its business in China. In case the Group decides to distribute dividends in the future, the amount of such dividends will be capped at the profits earned during the corresponding period. The dividend declared by the Group will be paid with priority using offshore funds of the Group, including the existing fund held by offshore subsidiaries of the Group and funds obtained through financing in the future. The Group does not have plans to have any of its PRC subsidiaries or VIEs distribute any undistributed profit of such subsidiaries or VIEs to their direct overseas parent companies. Accordingly, no withholding income tax is accrued on the undistributed earnings of the PRC subsidiaries, VIEs and subsidiaries of the VIEs as of December 31, 2023, 2024 and 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION

Compensation expenses recognized for share-based awards granted by the Group are as follows:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Included in:
Cost of revenues	502,523	521,293	446,120
Sales and marketing expenses	180,465	197,320	181,877
General and administrative expenses	2,345,895	1,821,817	1,111,415
Research and development expenses	186,666	185,645	165,512
Total	3,215,549	2,726,075	1,904,924
Share‑based compensation related to share options (a)	771,151	541,956	138,456
Share‑based compensation related to restricted share units (b)	813,294	1,097,177	1,250,460
Share-based compensation related to restricted shares (c)	1,631,104	1,086,942	516,008
Total	3,215,549	2,726,075	1,904,924

There was no income tax benefit recognized in the consolidated statements of comprehensive income for share-based compensation expenses and the Group did not capitalize any of the share-based compensation expenses as part of the cost of any assets during the years ended December 31, 2023, 2024 and 2025.

(a)Share-based compensation related to share options

2018 Share Option Plan

On August 20, 2018, the Group adopted the “Pre-IPO Share Option Scheme” (the “2018 Share Option Plan”), an equity-settled share-based compensation plan with the purpose of providing incentives and rewards to its employees, directors and consultants of the Group who have contributed or will contribute to the Group. The maximum number of shares that may be issued under the 2018 Share Option Plan shall be 350,225,435 Class A Ordinary Shares of the Group on December 28, 2018. Share options granted under the 2018 Share Option Plan have a contractual term of ten years from the stated vesting commencement date, and are generally scheduled to be vested over a continuous service period of one to five years.

Under the 2018 Share Option Plan, share options granted to employees of the Group are only exercisable upon the occurrence of an initial public offering of the Group.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (Continued)

(a)Share-based compensation related to share options (Continued)

The following table summarizes activities of the Company’s share options under the 2018 Share Option Plan as converted to the number of ordinary shares of the Company:

			Weighted
		Weighted	average
	Number of	average	remaining	Aggregate
	options	exercise	contractual	intrinsic
	outstanding	price	life	value
		US$	In Years	US$ (in thousands)
Outstanding as of December 31, 2022	59,822,418	0.00002	7.30	278,373
Exercised	(17,029,713)	0.00002
Forfeited or Cancelled	(2,443,122)	0.00002
Outstanding as of December 31, 2023	40,349,583	0.00002	6.39	218,022

Outstanding as of December 31, 2023	40,349,583	0.00002	6.39	218,022
Exercised	(14,183,427)	0.00002
Forfeited or Cancelled	(322,209)	0.00002
Outstanding as of December 31, 2024	25,843,947	0.00002	5.47	158,682

Outstanding as of December 31, 2024	25,843,947	0.00002	5.47	158,682
Exercised	(15,577,452)	0.00002
Forfeited or Cancelled	(89,151)	0.00002
Outstanding as of December 31, 2025	10,177,344	0.00002	4.76	53,465
Vested and exercisable as of December 31, 2023	7,610,018	0.00002	5.81	41,119
Vested and exercisable as of December 31, 2024	6,682,319	0.00002	5.30	41,029
Vested and exercisable as of December 31, 2025	6,653,786	0.00002	4.45	34,954

No share option was granted under the 2018 Share Option Plan for the years ended December 31, 2023, 2024 and 2025.

During the years ended December 31, 2023, 2024 and 2025, the aggregate intrinsic value of share options exercised was US$92.8 million, US$72.8 million and US$102.4 million, respectively.

The total share-based compensation expenses recognized for share options during the years ended December 31, 2023, 2024 and 2025 were RMB771.2 million, RMB542.0 million and RMB138.5 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (Continued)

(a)Share-based compensation related to share options (Continued)

As of December 31, 2025, there was RMB10.5 million of unrecognized compensation expense related to the share options granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 1.0 years and may be adjusted for future changes in forfeitures.

(b)	Share-based compensation related to restricted share units

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

Pursuant to the Amended 2020 Share Incentive Plan, 25,371,822 restricted share units have been granted to employees of the Group during the year ended December 31, 2025, which are generally scheduled to be vested over a continuous service period of one to five years.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (Continued)

(b)	Share-based compensation related to restricted share units (Continued)

The following table summarizes activities of the Company’s restricted share units under the 2020 Share Incentive Plan:

	Number of RSU	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2022	41,502,498	6.08
Granted	46,425,615	6.03
Vested	(5,963,517)	5.90
Forfeited or Cancelled	(2,002,524)	6.21
Outstanding as of December 31, 2023	79,962,072	6.07

Outstanding as of December 31, 2023	79,962,072	6.07
Granted	29,718,591	5.08
Vested	(22,936,809)	5.85
Forfeited or Cancelled	(2,466,456)	5.48
Outstanding as of December 31, 2024	84,277,398	5.80

Outstanding as of December 31, 2024	84,277,398	5.80
Granted	25,371,822	6.06
Vested	(28,080,498)	5.84
Forfeited or Cancelled	(4,543,773)	5.58
Outstanding as of December 31, 2025	77,024,949	5.88

The total share-based compensation expenses recognized for restricted share units for the years ended December 31, 2023, 2024 and 2025 were RMB813.3 million, RMB1,097.2 million and RMB1,250.5 million.

As of December 31, 2025, there were RMB1,849.2 million of unrecognized compensation expenses related to restricted share units granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 2.2 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted share units for the years ended December 31, 2023, 2024 and 2025 was RMB231.1 million, RMB901.5 million and RMB1,115.6 million.

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

Pursuant to the 2022 Share Incentive Plan, 71,824,250 and 53,868,189 restricted Class A ordinary shares have been issued to Mr. PENG Yongdong, chairman and chief executive officer of the Group, and Mr. SHAN Yigang, an executive director of the Group, on May 5, 2022. Such restricted shares are not transferable and may not be sold, pledged or otherwise disposed of and are not entitled to receive dividends paid. Such restrictions will be removed in whole in five years from May 5, 2022 with restrictions on certain portions being removed each year, subject to the approval by a resolution of the Compensation Committee of the Board. The restricted shares are granted in two agreements and the vesting schedule according to each restricted share agreement is as below:

—50% of the restrictions on transfer and dividend rights of the restricted shares are removed on the first and second anniversary of the stated vesting commencement date respectively;

—One-third of the restrictions on transfer and dividend rights of the restricted shares are removed on the third, fourth and fifth anniversary of the stated vesting commencement date respectively.

By May 2025, the transfer and dividend rights restrictions of 45,830,712 and 34,373,035 restricted shares granted to Mr. PENG Yongdong and Mr. SHAN Yigang shall have been removed. Mr. PENG Yongdong and Mr. SHAN Yigang voluntarily extended the transfer and dividend rights restrictions of these restricted shares. The restriction of 9,000,000 restricted shares held by Mr. PENG Yongdong were removed in December 2025 and the other restricted shares were still subject to the restrictions on transfer and dividend rights.

The extension of the restriction on the restricted shares met the definition of a modification under ASC 718, with no incremental share-based compensation expense incurred and the restricted shares have been vested under the original vesting conditions.

The total share-based compensation expenses recognized in relation to the above restricted Class A ordinary shares for the years ended December 31, 2023, 2024 and 2025 were RMB1,225.9 million, RMB680.6 million and RMB395.0 million.

Shengdu Acquisition

According to the amended acquisition agreement signed between the Group, Shengdu and Shengdu’s original shareholders, the Group issued 44,315,854 restricted Class A Ordinary Shares to the Shengdu’s original shareholders to acquired Shengdu’s 51% equity interest on April 20, 2022. Such restricted shares are restricted from the transfer, sale, pledge or any other form of disposal. 30%, 30% and 40% of the restrictions on the restricted shares are removed on the first, second and the third anniversary of the stated vesting commencement date respectively.

The total share-based compensation expenses recognized in relation to Shengdu Acquisition for the years ended December 31, 2023, 2024 and 2025 were RMB405.2 million, RMB406.3 million and RMB121.0 million.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

20. SHARE-BASED COMPENSATION (Continued)

(c)	Share-based compensation related to restricted shares (Continued)

The following table summarizes activities of the Company’s restricted shares under the 2022 Share Incentive Plan and Shengdu Acquisition:

	Number of
	restricted shares	Weighted average grant-date
	outstanding	fair value
		US$
Outstanding as of December 31, 2022	170,008,293	4.38
Vested	(13,292,404)	4.29
Outstanding as of December 31, 2023	156,715,889	4.39

Outstanding as of December 31, 2023	156,715,889	4.39
Vested	(13,297,108)	4.29
Outstanding as of December 31, 2024	143,418,781	4.40

Outstanding as of December 31, 2024	143,418,781	4.40
Vested	(26,726,342)	4.33
Outstanding as of December 31, 2025	116,692,439	4.41

As of December 31, 2025, there were RMB529.2 million of unrecognized compensation expenses related to restricted shares granted to the Group’s employees, which are expected to be recognized over a weighted-average period of 1.4 years and may be adjusted for future changes in forfeitures.

The total fair value of shares vested for restricted shares for the years ended December 31, 2023, 2024 and 2025 was RMB364.9 million, RMB365.1 million and RMB747.3 million.

21. ORDINARY SHARES

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. ORDINARY SHARES (Continued)

On November 8, 2021, an extraordinary general meeting of shareholders of the Company was held. The Memorandum and Articles of Association were amended that the Class B ordinary shares shall only be held by the Founder and Mr. PENG Yongdong and Mr. SHAN Yigang (“Co-founders”), and the immediate family members, any trust for the benefit of the Co-Founder and/or any of the immediate family members, and any corporation, partnership or any other entity ultimately controlled by the Co-Founder and/or any of the immediate family members (together, the “Co-Founder Affiliates”). And the shareholders approved that 110,116,275 Class A ordinary shares that were held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that were held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, were re-designated and re-classified as Class B Ordinary Shares on a 1:1 basis, such Class B Ordinary Shares to rank pari passu in all respects with all other existing Class B Ordinary Shares in the authorized share capital of the Company, and that the rights, preferences, privileges and restrictions attaching to such re-designated shares shall be varied accordingly (the “Share Re-designation”). Immediately prior to the resolutions above become effective, Propitious Global Holdings Limited converted 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis. Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, who has passed away in May 2021.

On March 31, 2022, the management of the Group, Shengdu and Shengdu’s selling shareholders agreed to enter into an amended share purchase agreement, pursuant to which the Group agreed to issue 44,315,854 restricted Class A ordinary Shares to the selling shareholders of Shengdu as a part of consideration for acquisition of Shengdu. The restricted shares were issued on April 20, 2022 subject to a three-year restriction. As of December 31, 2025, all 44,315,854 shares’ restriction was removed.

On May 5, 2022, the Group issued 71,824,250 and 53,868,189 restricted Class A ordinary shares under the Company’s 2022 Global Share Incentive Plan to Mr. PENG Yongdong and Mr. SHAN Yigang. Such restrictions will be removed in whole in five years from May 5, 2022 with restriction on certain portion being removed in each year, subject to the approval by a resolution of the Compensation Committee of the Board. As of December 31, 2025, 9,000,000 restricted shares held by Mr. PENG Yongdong were released from restrictions, and all the other restricted shares (i.e., 62,824,250 restricted shares held by Mr. PENG Yongdong and 53,868,189 restricted shares held by Mr. SHAN Yigang) were still subject to such restrictions.

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

During the years ended December 31, 2023, 2024 and 2025, Ever Orient International Limited converted 3,537,486, 4,143,361 and 4,160,498 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, and Clover Rich Limited converted 1,534,861, 1,797,742 and 1,805,178 Class B ordinary shares to Class A Ordinary Shares on a 1:1 basis, respectively.

As of December 31, 2025, the Company issued 60,852,775 Class A Ordinary Shares to an employee trust controlled by the Company upon early exercise of options, of which 57,025,016 shares have been exercised by employees.

During the years ended December 31, 2023, 2024 and 2025, the Company issued 88,800,000, 49,500,000 and 30,900,000 Class A Ordinary Shares to the depositary bank for future exercise of employees’ share options, of which 128,783,463 shares have been exercised by employees as of December 31, 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

21. ORDINARY SHARES (Continued)

Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for conversion and voting rights. Class B Ordinary Shares shall only be held by Mr. PENG Yongdong and Mr. SHAN Yigang (each of whom, a “Co-Founder”) a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, as defined in the currently effective memorandum and articles of association. Class B ordinary shares may be converted into the same number of Class A ordinary shares by the holders thereof at any time, while Class A ordinary shares cannot be converted into Class B ordinary shares under any circumstances. Subject to the Hong Kong Listing Rules or other applicable laws or regulations, each Class B ordinary share shall be automatically converted into one Class A ordinary share upon the occurrence of any of the following events: (i) the holder of such Class B ordinary shares dies, ceases to be a director or a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder, or is deemed by the Hong Kong Stock Exchange to be incapacitated for the purpose of performing his or her duties as a director or no longer meet the requirements of a director as set out in the Hong Kong Listing Rules; (ii) the transfer to another person of the beneficial ownership of, or economic interest in, such Class B ordinary share or the control over the voting rights attached to such Class B ordinary share other than (a) the grant of any lien, pledge, charge or other encumbrance over such share which does not result in the transfer of the legal title or beneficial ownership of, or the voting rights attached to, such share, until the same is transferred upon the enforcement of such lien, pledge, charge or other encumbrance and (b) a transfer of the legal title to such share by a Co-Founder to a Director Holding Vehicle wholly-owned and wholly-controlled by him, or by a Director Holding Vehicle wholly-owned and wholly-controlled by a Co-Founder to the Co-Founder holding and controlling it or another Director Holding Vehicle wholly-owned and wholly-controlled by such Co-Founder; and (iii) a Director Holding Vehicle holding such Class B Ordinary Shares no longer complies with the principle that the weighted voting rights attached to a beneficiary’s shares must cease upon transfer to another person of the beneficial ownership of, or economic interest in, those shares or the control over the voting rights attached to them. Upon any sale, transfer, assignment or disposition of any Class B ordinary share by a holder thereof to any person other than the Co-Founders or Co-Founder affiliates, or upon a change of control of the ultimate beneficial ownership of any Class B ordinary share to any person other than the Co-Founders or Co-Founder Affiliates, such Class B ordinary share shall be automatically and immediately converted into one Class A ordinary share. Holders of Class A ordinary shares and Class B ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any general meeting of the Company. Each Class A ordinary share shall be entitled to one vote on all matters subject to the vote at general meetings of the Company, and each Class B ordinary share shall be entitled to ten votes on all matters subject to the vote at general meetings of the Company.

Share repurchase program

In May 2022, the board of directors of the Company authorized a share repurchase program under which the Company may repurchase up to US$1 billion of its ADSs and/or Class A ordinary shares in the open market at prevailing market prices, through privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations, over a 12-month period, subject to obtaining general mandate from shareholders. On August 12, 2022, a general mandate was obtained from the shareholders during Annual General Meeting. The share repurchase program has been extended in 2023, 2024 and 2025, respectively, under which the Company may repurchase up to US$5 billion of its ADSs and/or Class A ordinary shares in the open market before August 31, 2028.

During the years ended December 31, 2023, 2024 and 2025, the Company repurchased 141,064,215, 144,663,195 and 150,367,893 Class A ordinary shares in the open market at prevailing market prices, and the total consideration paid for the purchases was US$723.2 million (RMB5,150.6 million), US$716.0 million (RMB5,101.1 million) and US$921.5 million (RMB6,581.2 million), respectively.

During the years ended December 31, 2023, 2024 and 2025, the Company cancelled 123,459,369, 147,784,335 and 149,704,635 Class A ordinary shares with a par value of US$0.00002 per share, which were repurchased under the share repurchase program, respectively.

As of December 31, 2025, 477,803,217 Class A ordinary shares have been purchased under the repurchase program with total consideration of approximately US$2,548.0 million (RMB18,152.0 million) since the share repurchase program launched, and 456,194,967 Class A ordinary shares have been cancelled with a par value of US$0.00002 per share, which were repurchased between September 2022 and October 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy on a recurring basis as of December 31, 2024 and 2025:

		Fair value measurement at reporting date using
		Quoted prices	Significant	Significant
		in active	other	other
		markets for	observable	unobservable
		identical assets	inputs	inputs
	December 31,
	2024	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

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

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (Continued)

		Fair value measurement at reporting date using
		Quoted prices	Significant	Significant
		in active	other	other
		markets for	observable	unobservable
		identical assets	inputs	inputs
	December 31,
	2025	(Level 1)	(Level 2)	(Level 3)
	RMB	RMB	RMB	RMB

	(in thousands)
Assets
Fair value disclosure
Short-term investments
Short-term time deposits	7,057,770	—	7,057,770	—
Held-to-maturity debt investments	5,453,966	—	5,453,966	—
Long-term investments
Long-term time deposits	11,477,840	—	11,477,840	—
Held-to-maturity debt investments	1,079,884	—	1,079,884	—
Fair value measurements on a recurring basis
Short-term investments
Wealth management products	21,625,789	—	20,736,797	888,992
Available-for-sale debt investments	5,370,207	—	5,370,207	—
Long-term investments
Equity investments without readily determinable fair value using the NAV practical expedient (i)	59,446
Investments accounted for at fair value	5,717,276	53,674	5,580,750	82,852
Total	57,842,178	53,674	56,757,214	971,844
(i)	Investments are measured at fair value using the NAV as a practical expedient. These investments have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the consolidated balance sheet.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

22. FAIR VALUE MEASUREMENT (Continued)

Reconciliations of assets categorized within Level 3 under the fair value hierarchy are as follow:

Short-term investments:

Amounts
RMB
(in thousands)
Fair value as of December 31, 2023	2,415,208
Addition	357,930
Change in fair value (i)	57,579
Exchange adjustment	30,163
Disposal	(1,611,559)
Fair value as of December 31, 2024	1,249,321
Addition	—
Change in fair value (i)	73,241
Exchange adjustment	(27,396)
Disposal	(406,174)
Fair value as of December 31, 2025	888,992
(i)	Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income.

Long-term investments:

Amounts
RMB
(in thousands)
Fair value as of December 31, 2023	115,167
Addition	100
Change in fair value (i)	(43,196)
Disposal	(5,027)
Fair value as of December 31, 2024	67,044
Addition	12,088
Change in fair value (i)	3,820
Disposal	(100)
Fair value as of December 31, 2025	82,852

(i)Recognized as “Fair value changes in investments, net” on the consolidated statements of comprehensive income.

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

As of December 31, 2024 and 2025, certain investments were assessed for impairment by considering factors, including but not limited to, the stage of development, the business plan, the financial condition, the sufficiency of funding and the operating performance of the investee companies. These investments were measured using unobservable inputs (Level 3) and written down from their respective carrying values to fair value,with impairment charges incurred and recorded in consolidated statements of comprehensive income for the years then ended.

Non-financial assets

The Group’s non-financial assets, such as intangible assets, goodwill and property, plant and equipment, would be measured at fair value only if they were determined to be impaired.

The Group reviews long-lived assets and certain identifiable intangible assets other than goodwill for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Impairment loss for those assets was recognized based on the impairment test using the discounted cash flow method. The impairment recognized on the intangible assets and long-lived assets based on management’s assessment amounted to nil, RMB53.4 million and nil for the years ended December 31, 2023, 2024 and 2025, respectively.

The Group has a policy to perform goodwill impairment testing at the reporting unit level on December 31 annually, and between annual tests whenever a triggering event occurs. When performing the quantitative impairment test at the reporting unit level, the Group considers a number of factors including but not limited to expected future cash flows, growth rates, discount rates, and comparable multiples from publicly traded companies in the industry. The impairment recognized on goodwill based on management’s assessment amounted to RMB93.4 million, RMB98.2 million and RMB116.3 million for the years ended December 31, 2023, 2024 and 2025, respectively. The fair value of reporting units was determined using Level 3 inputs.

23. SEGMENT INFORMATION

(a)	Description of segments

The Group’s organizational structure is based on a number of factors that the Chief Operating Decision Maker (the “CODM”) uses to evaluate, view and run its business operations which include, but are not limited to, customer base, homogeneity of services and technology. The Group’s operating segments are based on this organizational structure and information reviewed by the Group’s CODM to evaluate the operating segment results.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. SEGMENT INFORMATION (Continued)

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

The Group now operates its businesses in five segments: existing home transaction services, new home transaction services, home renovation and furnishing, home rental services, and emerging and other services. The following summary describes the operations in each of the Group’s reportable segments:

(1)	Existing home transaction services: The existing home transaction segment provides services in existing home market including i) agency services to sales or leases of existing homes, either through acting as the principal agent or a participating agent in collaboration with the principal agents; ii) platform and franchise services to brokerage firms on Beike platform who provide agency services in existing home market; and iii) other transaction services, such as transaction closing service through the Group’s transaction center.
(2)	New home transaction services: The new home transaction business segment provides new home transaction services in new home market. New home transaction services refer to marketing services provided to real estate developers to facilitate sales of new properties developed by the real estate developers to property buyers. The Group signs the new home transaction services contracts with the sales companies of the developers and then mobilizes all agents registered with the platform to fulfil such contracts.
(3)	Home renovation and furnishing: The home renovation and furnishing business segment provides a one-stop solution to give housing customers access to a comprehensive range of home renovation and furnishing, ranging from interior design, renovation, re-modeling, furnishing, supplies, to after-sales maintenance and repair.
(4)	Home rental services: The home rental business provides rental property management and operation services with respect to dispersed and centralized properties, and other rental-related services including monetization of platform traffic and online rental management services.
(5)	Emerging and other services: Emerging and other services include financial service business and other newly developed businesses.

The Group discloses segment contribution as its measure of segment performance, reconciled to income from operations. The Group defines contribution for each service line as the revenue less variable costs directly attributable to the reportable segment. For existing home and new home transaction services, variable costs include direct compensation to the Group’s internal agents and sales professionals, split commission to connected agents and other sales channels for such services. For home renovation and furnishing services, variable costs include material costs and compensation costs to renovation workers who are the Group’s employees or contractors. For home rental services, variable costs include property leasing costs paid to property owners according to corresponding lease contracts and direct compensation to sales professionals.

The Group’s CODM reviews segment contribution to evaluate performance and allocate resources, predominately in the budgeting, planning, and forecasting processes. For segment contribution, the Group’s CODM reviews the month-over-month and quarter-over-quarter change in contribution, sequential change in contribution, and change in contribution from internal forecasts/budgets. Expense information is provided to and reviewed by the CODM on a consolidated basis to evaluate cost efficiency and company level performance.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

23. SEGMENT INFORMATION (Continued)

(b)	Segments data

The following tables present summarized information by segment:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Existing home transaction services
Net revenues	27,954,135	28,201,003	25,020,035
Commission and compensation costs	(14,762,910)	(16,016,079)	(15,185,117)
Contribution	13,191,225	12,184,924	9,834,918
New home transaction services
Net revenues	30,575,778	33,653,403	30,597,319
Commission and compensation costs	(22,455,253)	(25,304,481)	(22,950,571)
Contribution	8,120,525	8,348,922	7,646,748
Home renovation and furnishing
Net revenues	10,850,497	14,768,947	15,426,141
Material costs, commission and compensation	(7,705,325)	(10,229,696)	(10,581,816)
Contribution	3,145,172	4,539,251	4,844,325
Home rental services
Net revenues	6,099,747	14,334,479	21,900,320
Property leasing costs, commission and compensation	(6,163,044)	(13,619,506)	(20,020,954)
(Deficit)/Contribution	(63,297)	714,973	1,879,366
Emerging and other services
Net revenues	2,296,775	2,499,666	1,636,390
Commission and compensation costs	(217,341)	(350,183)	(393,901)
Contribution	2,079,434	2,149,483	1,242,489

Reconciliation of profit
Cost related to stores	(2,872,093)	(2,854,988)	(2,851,831)
Other costs	(1,882,952)	(2,138,510)	(2,383,938)
Amounts not allocated to segment:
Sales and marketing expenses	(6,654,178)	(7,783,341)	(7,328,909)
General and administrative expenses	(8,236,569)	(8,960,747)	(8,075,414)
Research and development expenses	(1,936,780)	(2,283,424)	(2,580,564)
Impairment of goodwill, intangible assets and other long-lived assets	(93,417)	(151,576)	(116,332)
Total operating expenses	(16,920,944)	(19,179,088)	(18,101,219)
Income from operations	4,797,070	3,764,967	2,110,858

The Group does not allocate assets to its segments as the CODM does not evaluate the performance of segments using asset information.

As substantially all of the Group’s long-lived assets are located in the PRC and substantially all of the Group’s revenue of reportable segments is derived from China based on the geographical locations where services and products are provided to customers, no geographical information is presented. There were no customers that individually accounted for 10% or more of the Group’s consolidated net sales for the years ended December 31, 2023, 2024 and 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

24. NET INCOME PER SHARE

Basic net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period. Diluted net income per share is the amount of net income attributable to each share of ordinary shares outstanding during the reporting period adjusted to include the effect of potentially dilutive ordinary shares.

The following table sets forth the computation of basic and diluted net income per share for the years and periods indicated:

	For the Year Ended December 31,
	2023	2024	2025

	(RMB in thousands, except for share and per share data)
Numerator:
Net income attributable to KE Holdings Inc.	5,883,224	4,064,900	2,993,975
Net income attributable to KE Holdings Inc.’s ordinary shareholders	5,883,224	4,064,900	2,993,975

Denominator:
Denominator for basic net income per share-weighted average ordinary shares outstanding	3,521,379,938	3,409,772,592	3,326,149,994
Adjustments for dilutive share options	9,338,346	11,026,547	4,954,186
Adjustments for dilutive restricted shares	72,916,553	104,034,579	113,084,875
Adjustments for dilutive restricted share units	8,018,183	12,574,311	27,887,094
Denominator for diluted net income per share-weighted average ordinary shares outstanding	3,611,653,020	3,537,408,029	3,472,076,149
Net income per share attributable to ordinary shareholders:
—Basic	1.67	1.19	0.90
—Diluted	1.63	1.15	0.86

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operational decisions. Parties are also considered to be related if they are subject to common control. Related parties may be individuals or corporate entities.

During the years ended December 31, 2023, 2024 and 2025, other than disclosed elsewhere, the Group had the following material related party transactions.

Related Party	Relationship with the Group
Ziroom Inc. and its subsidiaries (“Ziroom”)	A group whose management or operating policies are significantly influenced by a director of the Company
Yuanjing Mingde (Beijing) Holding Group Co., Ltd. and its subsidiaries (“Yuanjing Mingde”)	A group whose management or operating policies are significantly influenced by a director and/or a principal shareholder of the Company
IFM Investments Limited (“IFM”)	An affiliate company of the Group
Shanghai Xinhewan Industrial Development Co., Ltd. (“Xinhewan”)	An affiliate company of the Group
Brokerage firms	Firms that the Group has significant influence in
Beihaojia business investees	Investees that the Group has significant influence in
Tencent Holdings Limited, its subsidiaries and its controlled affiliated entities (“Tencent”)	A shareholder of the Company that can significantly influence the management and operating policies of the Group
Suofeiya Shengdu Home (Zhejiang) Co., Ltd. (“Suofeiya Shengdu”)	An affiliate company of the Group

Yuanjing Mingde was a group whose management or operating policies were significantly influenced by a director and/or a principal shareholder of the Company. Such director ceased to be a director of Yuanjing Mingde from July 18, 2024 and the principal shareholder of the Company ceased to be a shareholder of Yuanjing Mingde from November 25, 2024. Transactions between the Group and Yuanjing Mingde before November 25, 2024 were disclosed as related party transactions.

Xinhewan was an affiliate company of the Group. On January 9, 2023, the Group terminated the investment in Xinhewan and Xinhewan was no longer a related party thereafter.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (Continued)

(i)The Group entered into the following transactions with related parties:

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Revenues from related parties
Commission support services provided to brokerage firms	606,062	473,539	368,038
Platform services provided to IFM	91,825	98,180	91,980
Online marketing services provided to Ziroom	74,961	55,386	30,587
Agency services provided to Ziroom	51,118	16,185	11,652
Platform and franchise services provided to brokerage firms	27,184	24,325	9,082
Agency services provided to Yuanjing Mingde	6,901	2,192	—
Agency services provided to Beihaojia business investees	—	—	73,975
Operating lease income from Suofeiya Shengdu	3,046	3,895	3,118
Others	4,550	3,465	62
Total	865,647	677,167	588,494

Commission support services refer to transaction facilitation services provided to brokerage firms.

Platform services refer to the fees the Group charges for using the Group’s ACN and SaaS system. Franchise services refer to the fees the Group charges for using the Group’s franchise brands such as Deyou.

Online marketing services mainly refer to the technical support, marketing and promotion services provided to the above related parties to promote their own services and products.

Agency services provided to Ziroom and Yuanjin Mingde mainly refer to services to facilitate home sales or leases. Agency services commission is recognized upon the completion of contracts between referred customers and the related parties stated above.

Agency services provided to Beihaojia business investees refer to new home transaction agency services provided to Beihaojia business investees to facilitate new home property sales. Commission is recognized upon receipt of the sales confirmations.

Others refer to lease rental income from related parties, which have been disclosed above.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Purchase services and goods from related parties
Referral services from brokerage firms	853,139	602,845	319,402
Technical services and online marketing from Tencent	122,452	186,970	239,721
Purchase of home furnishing from Suofeiya Shengdu	144,119	111,541	47,506
Rental and property management services from Yuanjing Mingde	21,882	13,949	—
Referral services from IFM	6,339	5,618	5,197
Purchase of services and renovation from Ziroom	10,661	4,774	8,890
Others	35,917	3,464	575
Total	1,194,509	929,161	621,291

Referral services provided by related parties mainly refer to customer referrals from related parties.

Technical services and online marketing mainly refer to the cloud, marketing and promotion services provided by Tencent.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (Continued)

Services from Ziroom include referral, cleaning, maintenance and renovation provided by Ziroom.

Rental and property management services mainly include the office rental from Yuanjing Mingde, which was charged based on fair market price.

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Interest income, net
Interest income from loans provided to IFM	5,076	3,421	1,552
Interest income from loans provided to Beihaojia business investees	—	2,258	10,014
Interest income from loans provided to others	1,911	1,331	329
Total	6,987	7,010	11,895

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Operating lease cost related to lease with related parties
Operating lease cost related to lease with Yuanjing Mingde	12,133	6,050	—
Operating lease cost related to lease with Ziroom	72	—	—
Operating lease cost related to lease with brokerage firms	35	42	42
Total	12,240	6,092	42

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Operating lease income from related parties
Operating lease income from Suofeiya Shengdu	3,046	3,895	3,118
Total	3,046	3,895	3,118

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (Continued)

(ii)As of December 31, 2024 and 2025, the Group had the following balances with related parties:

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Amounts due from and prepayments to related parties
Ziroom	337,752	340,993
IFM	4,170	5,203
Tencent	3,115	2,056
Brokerage firms	20,074	21,196
Beihaojia business investees	2,393	36,430
Others	11,714	3,989
Total	379,218	409,867

Amounts due to related parties
Tencent	52,645	60,999
Ziroom	27,940	29,712
IFM	39,252	45,687
Brokerage firms	271,125	206,680
Beihaojia business investees	—	4,031
Others	484	1,358
Total	391,446	348,467

As of December 31, 2025, all amounts due from and prepayments to related parties and amounts due to related parties were trade in nature.

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Loan receivables from related parties (a)
Short‑term loans to IFM	10,000	12,000
Short-term loans to Beihaojia business investees	—	289,275
Short-term loans to others	8,797	14,480
Long-term loans to IFM	22,360	10,360
Long-term loans to Beihaojia business investees	109,050	15,900
Long-term loans to others	—	13,313
Total	150,207	355,328

Loan payable to related parties (b)
Short-term loans from Beihaojia business investees	—	497,939
Long-term loans from Beihaojia business investees	—	259,249
Total	—	757,188
(a)	The balance of loans included loans the Group provided to entities over which the Group had significant influence, net of allowance for credit losses.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

25. RELATED PARTY TRANSACTIONS (Continued)

(b)	Loan payable to related parties primarily arised from surplus funds generated from the pre-sales of corresponding real estate projects, which were repatriated to the Group by Beihaojia business investees.

As of December 31, 2025, all loan receivables from related parties were non-trade in nature. The interest rates of the loans provided to the related parties stated above ranged from 0.1% to 12%, and cash flows arising from the loans were presented within investing activities in the consolidated statements of cash flows.

As of December 31, 2025, all loan payable to related parties were non-trade in nature. Loan payable to related parties were with interest rates ranging from 0% to 3% and with payment terms ranging from 6 to 36 months or without fixed payment terms. Balances without fixed payment terms were expected to be repaid within one year.

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands)
Operating Leases
Administrative office leases from brokerage firms	7	48
Total operating lease assets	7	48

Operating lease liabilities, current from brokerage firms	7	41
Operating lease liabilities, non-current from brokerage firms	—	7
Total operating lease liabilities	7	48

(iii)

On September 5, 2022, Beike Zhaofang (Beijing) Technology Co., Ltd., a wholly-owned subsidiary of the Company, entered into a donation agreement, or the Donation Agreement, with one of our principal shareholders, or the Donator. According to the Donation Agreement, the Donator agreed to donate RMB30 million free of charge during a three-year period to set up a scholarship for Huaqiao Academy run by the Group, or the Huaqiao Scholarship. The Group agreed to manage the Huaqiao Scholarship on behalf of the Donator by solely acting on its instructions. The Huaqiao Scholarship shall only be used to subsidize outstanding students of Huaqiao Academy, who will use the Huaqiao Scholarship to pay the tuition payable to Huaqiao Academy. The Huaqiao Scholarship shall be managed and accounted independently, and shall not be used for any other purpose unless instructed by the Donator, who is responsible for overseeing the use of the donated fund. In July 2025, the above two parties signed another Donation Agreement which is worth RMB30 million. As of December 31, 2025, accumulated donation payment of RMB40 million was made by the Donator under the aforementioned agreements, out of which payment of RMB10 million was made during the year ended December 31, 2025. As of December 31, 2025, RMB3.4 million of Huaqiao Scholarship has not been awarded.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. COMMITMENTS AND CONTINGENCIES

(a)  Commitments

Properties under development and construction in progress

As of December 31, 2025, the Group’s commitments under existing construction contracts for self-developed properties amounted to RMB402.4 million. The Group expects to make the majority of these payments within the next two years, assuming that the contractors meet the contractual construction milestones.

Other Commitments

Future minimum payments under other non-cancellable agreements consist of the following as of December 31, 2025:

As of
December 31, 2025
RMB
(in thousands)
Operating leases commitments(i)	771,354
Investment commitments(ii)	240,000
Capital commitments (iii)	232,009
Purchase of services	1,307
Total	1,244,670

Amounts
RMB
(in thousands)
2026	544,667
2027	312,016
2028	249,266
2029	90,934
2030	38,981
Thereafter	8,806
Total	1,244,670
(i)	Lease commitment represents future minimum payments under non-cancelable agreements for operating leases that have not commenced or with lease terms of 12 months or less as of December 31, 2025. Future minimum lease payments for operating lease liabilities as of December 31, 2025 are disclosed in Note 11.
(ii)	Investment commitments primarily relate to capital contributions obligation pursuant to one investment arrangement related to Beihaojia business.
(iii)	Capital commitments primarily relate to commitment on construction of office buildings.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

26. COMMITMENTS AND CONTINGENCIES (Continued)

(b)  Contingencies

From time to time, the Group is involved in claims and legal proceedings that arise in the ordinary course of business.

On December 30, 2021, the Company and certain of its current officers and directors were named as defendants in a putative securities class action filed in federal court, captioned Chin v. KE Holdings Inc. et al., No. 1:21-cv-11196 (U.S. District Court for the Southern District of New York). On February 26, 2024, the Court granted in part and denied in part defendants’ motion to dismiss, and plaintiffs were granted leave to replead to address the complaint’s deficiencies identified by the Court. On March 18, 2024, plaintiff filed its Second Amended Complaint with all Exchange Act claims removed. On April 10, 2024, the Court ordered motion-to-dismiss briefing for the Second Amended Complaint to be completed in June 2024. On May 13, 2024, plaintiff filed its Third Amended Complaint, which removes all Exchange Act claims and asserts claims under Sections 11, 12 (a) (2) and 15 of the Securities Act regarding the disclosed total number of stores and agents on the Company’s platform as of September 30, 2020 in the November 19, 2020 follow-on offering documents. On June 17, 2024, the Company filed its answer. On October 24, 2024, plaintiff voluntarily dismissed the officer and director defendants. The Company has accrued for the potential damages in connection with this case as of December 31, 2024. On April 15, 2025, the Company informed the court that it had reached a settlement agreement with the plaintiff on principle. On September 8, 2025, the Company signed a settlement agreement with the plaintiff, settling the dispute with a settlement amount of US$4.95 million (RMB35 million). On September 9, 2025, the plaintiff filed a motion for preliminary approval of the settlement, and the court approved it on October 24, 2025. On November 7, 2025, the Company paid the settlement amount. On February 27, 2026, the Court entered final approval of the settlement.

Except for the above, management does not believe that the ultimate outcome of the unresolved matters, individually and in the aggregate, are likely to have a material adverse effect on the Group’s financial position, results of operations or cash flows. However, litigations are subject to inherent uncertainties and the Group’s view of these matters may change in the future.

27. DIVIDENDS

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

In March 2025, the Group’s board of directors approved a final cash dividend of US$0.12 per ordinary share, or US$0.36 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 9, 2025, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. As a result, US$401.6 million dividend has been paid out during 2025, which funded by surplus cash on the Company’s balance sheet.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS

Pursuant to laws applicable to entities incorporated in the PRC, the Group’s subsidiaries in the PRC must make appropriations from after tax profit to statutory surplus reserve, which requires an annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year end) until the accumulative amount of statutory surplus reserve reaches 50% of a company’s registered capital. Subject to approval from the relevant authorities, the statutory surplus reserve may be used to offset losses or increase paid-in capital. During the years ended December 31, 2023, 2024 and 2025, appropriations to the statutory reserve have been made by the Group, which was RMB150.3 million, RMB115.9 million and RMB127.9 million, respectively.

In addition, due to restrictions on the distribution of share capital from the Group’s PRC subsidiaries and also as a result of these entities’ unreserved accumulated losses, total restrictions placed on the distribution of the Group’s PRC subsidiaries’ net assets was RMB26.0 billion as of December 31, 2025.

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

For the purpose of presenting parent only financial information, the Company records its investments in its subsidiaries under the equity method of accounting. Such investments are presented on the separate condensed balance sheets of the Company as “Investment in subsidiaries” and “Net assets of VIEs” and the income of the subsidiaries is presented as “Share of income of subsidiaries” and “Income of the VIEs”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company became parent company of the Group upon the completion of the Reorganization on December 28, 2018. The following disclosures present the financial positions of the parent company as of December 31, 2024 and 2025, the operation results for the years ended December 31, 2023, 2024 and 2025, and the statements of cash flows for the years ended December 31, 2023, 2024 and 2025. The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2024 and 2025.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Condensed balance sheets of the parent company

	As of December 31,
	2024	2025
	RMB	RMB

	(in thousands, except for
	share and per share data)
ASSETS
Current assets:
Cash and cash equivalents	40,415	646,909
Short-term investments	1,946,964	2,771,550
Amounts due from subsidiaries and VIEs	1,476,789	1,434,821
Prepayments, receivables and other assets	7,641	3,495
Non‑current assets:
Investment in subsidiaries	66,782,487	61,861,571
Net assets of the VIEs	2,744,068	2,931,280
Long-term investments, net	362,992	—
TOTAL ASSETS	73,361,356	69,649,626

LIABILITIES
Current liabilities
Accrued expenses and other current liabilities	168,079	45,209
Amounts due to subsidiaries and VIEs	1,869,461	3,163,129
TOTAL LIABILITIES	2,037,540	3,208,338

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value; 25,000,000,000 ordinary shares authorized, comprising of 24,114,698,720 Class A ordinary shares and 885,301,280 Class B ordinary shares as of both December 31, 2024 and 2025. 3,479,616,986 Class A ordinary shares issued and 3,337,567,403 Class A ordinary shares outstanding(1) as of December 31, 2024; 3,366,778,024 Class A ordinary shares issued and 3,233,808,859 Class A ordinary shares outstanding(1) as of December 31, 2025; and 145,413,446 and 139,447,770 Class B ordinary shares issued and outstanding as of December 31, 2024 and 2025, respectively)	461	450
Treasury shares	(949,410)	(848,433)
Additional paid‑in capital	72,460,562	64,802,176
Accumulated other comprehensive income	609,112	290,029
(Accumulated deficit) / Retained earnings	(796,909)	2,197,066
Total shareholders’ equity	71,323,816	66,441,288
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,361,356	69,649,626
(1)	Excluding the Class A ordinary shares registered in the name of the depositary bank for future issuance of ADSs upon the exercise or vesting of awards granted under our share incentive plans and the Class A ordinary shares repurchased but not cancelled in the form of ADSs.

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

28. STATUTORY RESERVES AND RESTRICTED NET ASSETS (Continued)

Condensed statements of comprehensive income of the parent company

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
General and administrative expenses	(45,781)	(33,862)	(92,616)
Interest income, net	52,460	(117)	6,647
Share of income of subsidiaries	5,618,262	3,734,104	2,581,208
Income of the VIEs	194,884	252,952	187,213
Fair value changes through earnings on investments, net	45,235	40,780	95,325
Foreign currency exchange loss	(30,089)	(40,093)	(21,420)
Other income, net	48,253	111,136	237,618
Income before income tax expense	5,883,224	4,064,900	2,993,975
Income tax expense	—	—	—
Net income	5,883,224	4,064,900	2,993,975
Net income attributable to KE Holdings Inc.’s ordinary shareholders	5,883,224	4,064,900	2,993,975

Net income	5,883,224	4,064,900	2,993,975
Other comprehensive income (loss)
Currency translation adjustments	574,223	217,142	(429,040)
Unrealized gains on available-for-sale investments, net of reclassification	82,800	147,668	109,957
Total comprehensive income	6,540,247	4,429,710	2,674,892
Total comprehensive income attributable to KE Holdings Inc.’s ordinary shareholders	6,540,247	4,429,710	2,674,892

Condensed statements of cash flows of the parent company

	For the Year Ended December 31,
	2023	2024	2025
	RMB	RMB	RMB

	(in thousands)
Net cash provided by operating activities	62,063	194,920	131,872
Net cash provided by investing activities	6,933,723	7,749,040	9,950,599
Net cash used in financing activities	(6,576,333)	(7,931,793)	(9,462,344)
Effect of exchange rate changes on cash and cash equivalents	(422,857)	18,834	(13,633)
Net increase (decrease) in cash and cash equivalents	(3,404)	31,001	606,494
Cash and cash equivalents at the beginning of the year	12,818	9,414	40,415
Cash and cash equivalents at the end of the year	9,414	40,415	646,909

KE Holdings Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

29. SUBSEQUENT EVENTS

The Board approved a final cash dividend of US$0.092 per ordinary share, or US$0.276 per ADS, to holders of ordinary shares and holders of ADSs of record as of the close of business on April 8, 2026, Beijing/Hong Kong Time and New York Time, respectively, payable in U.S. dollars. The aggregate amount of the Dividend to be paid will be approximately US$0.3 billion, which will be funded by cash surplus on the Company’s balance sheet.